Form 20-F
period 2006-12-31
OLYMPUS PACIFIC MINERALS INC
filed 2007-07-13
CIK 1164099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Olympus Pacific Minerals Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

Suite 500 – 10 King Street East Toronto, Ontario Canada, M5C 1C3

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:    None

Securities to be registered pursuant to Section 12(g) of the Act:    common shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    164,678,791

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes     No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes     No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports). And (2) has been subject to such filing requirements for the past 90 days.

Yes     No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated file	Accelerated file	Non-accelerated file

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes     No

i

ii

GLOSSARY

Following is a glossary of terms used throughout this Registration Statement.

artisanal mining	mining at small-scale mines (and to a lesser extent quarries) that are labor intensive, with mechanization being at a low level and basic. Artisanal mining can encompass all small, medium, large, informal, legal and illegal miners who use rudimentary processes to extract valuable rocks and minerals from ore bodies.

bitumen	known as asphalt or tar, bitumen is the brown or black viscous residue from the vacuum distillation of crude petroleum

breccia	a rock in which angular fragments are surrounded by a mass of finer-grained material.

C-horizon soil	the soil parent material, either created in situ or transported into its present location. Beneath the C horizon lies bedrock.

concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

exploration stage	the search for mineral deposits which are not in either the development or production stage.

Form 43-101	technical report issued pursuant to Canadian securities rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. The Form 43-101F1 is prepared in accordance with the National Instrument 43-101Standards of Disclosure for Mineral Projects. The 43-101 Form sets out specific requirements for the preparation and contents of a technical report.

feasibility study	a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

grade	the metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

granodiorite	a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

gold deposit	a mineral deposit mineralized with gold

hydrothermal	the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

igneous	a primary type of rock formed by the cooling of molten material.

inferred mineral resource	that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

intrusion	intrusive-molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

mafic	igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

metallurgical tests	scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

mineral resource	a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

open pit	a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams

petrology	a field of geology which focuses on the study of rocks and the conditions by which they form. There are three branches of petrology, corresponding to the three types of rocks: igneous, metamorphic, and sedimentary.

pre-feasibility study	a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining methods, in the case of underground mining, or the pit configurations, in the case of an open pit, has been established, where effective methods of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

probable reserve	the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria

production stage	all companies engaged in the exploitation of a mineral deposit (reserve).

proven reserve	the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

qualified person	an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the Technical Report; and is a member or licensee in good standing of a professional association.

reserve	that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of ‘‘ore’’ when dealing with metalliferous minerals such as gold or silver.

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface.

shear	a tabular zone of faulting within which the rocks are crushed and flattened.

stratigraphic units	sequences of bedded rocks in specific areas

strike	the direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.

thrust fault	a particular type of fault, or break in the fabric of the Earth’s crust with resulting movement of each side against the other, in which a lower stratigraphic position is pushed up and over another. This is the result of compressional forces.

trenching	the surface excavation of a linear trench to expose mineralization for sampling

vein	a tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams
1 kilometre (km)	= 1,000 meters

PART I

ITEM 1:    Identity of Directors, Senior Management and Advisors

Not Applicable

ITEM 2:    Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3:    Key Information

3A.    Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended December 31, 2002-2006 and three-month periods ended March 31, 2007 and 2006 which were prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’), which differ substantially from United States generally accepted accounting principles (‘‘US GAAP’’). Reference is made to Note 18 to the audited financial statements for the years ended December 31, 2006, 2005 and 2004 in ‘‘Item 17. Financial Statements’’ for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements.

The selected financial data should be read in conjunction with the financial statements and other financial information include elsewhere in the Registration Statement.

Table No. 1:     Selected Financial Data

((CAD$)	Three-month period ended March 31, 2007	Three-month period ended March 31, 2006	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
CANADIAN GAAP
Revenue	1,119,084	Nil	1,644,040	Nil	Nil	Nil	Nil
Income (Loss) for the Period	(3,303,222)	(961,744)	(9,478,887)	(2,768,461)	(2,182,459)	(1,350,509)	(6,870,911)
Basic Earning (Loss) Per Share	(0.02)	(0.01)	(0.06)	(0.02)	(0.02)	(0.02)	(0.14)
Diluted Earnings (Loss) per Share	(0.02)	(0.01)	(0.06)	(0.02)	(0.02)	(0.02)	(0.14)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Period-end Shares	186,833,822	163,647,958	164,678,791	131,846,200	97,748,660	81,341,526	50,278,067
Cash	13,529,901	15,231,450	4,101,536	404,987	5,597,628	5,975,181	204,942
Working Capital	10,995,073	14,375,051	1,720,050	(1,862,041)	717,921	4,991,885	(455,401)
Mineral Properties	9,961,884	10,060,904	10,015,755	10,060,904	10,060,904	4,848,605	4,992,655
Deferred Development and Exploration	15,099,233	14,524,795	13,724,846	13,089,242	8,375,473	3,837,795	2,803,022
Long-term Liabilities	892,286	2,688,939	890,322	351,428	1,231,119	36,384	1,320,295
Capital Stock	78,535,164	65,527,155	66,074,507	49,709,671	38,749,225	32,330,552	22,846,485
Shareholders’ Equity	45,790,929	43,786,862	35,963,859	27,386,599	18,105,269	13,691,021	6,055,193
Total Assets	50,851,869	48,063,150	41,556,694	30,510,086	24,418,374	14,965,364	8,192,455
US GAAP
Net Income (Loss)	(4,677,609)	(2,333,670)	(10,231,323)	(7,434,680)	(6,720,137)	(2,385,282)	(4,423,072)
Income (Loss) Per Share – basic and diluted	(0.03)	(0.01)	(0.06)	(0.06)	(0.08)	(0.04)	(0.09)
Mineral Properties	9,924,384	10,060,904	9,978,255	10,060,904	10,060,904	4,848,605	4,992,655
Deferred Development and Exploration	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shareholders’ Equity	30,574,864	28,352,621	22,122,181	14,297,357	9,729,796	9,853,226	3,252,171
Total Assets	35,635,804	32,628,909	27,228,479	17,420,844	16,042,901	11,127,569	5,389,433

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CAD$).

Table No.2 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended December 31, the average rates for the period and the range of high and low rates for the period. The data for each of the last six months is also disclosed.

For the purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2:     U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
June, 2007	—	1.0760	1.0536	1.0654
May 2007	—	1.1163	1.0666	1.0696
April 2007	—	1.1600	1.1048	1.1101
March 2007	—	1.1817	1.1500	1.1546
February 2007	—	1.1873	1.1564	1.1698
January 2007	—	1.1848	1.1623	1.1770
December 2006	—	1.1548	1.1494	1.1528
Fiscal Years and Interim Periods Ended:
6/30/2007	1.0986	—	—	1.0654
3/31/2007	1.1716	—	—	1.1546
12/31/2006	1.1362	—	—	1.1528
12/31/2005	1.2115	—	—	1.1656
12/31/2004	1.3017	—	—	1.2034
12/31/2003	1.4008	—	—	1.2923
12/31/2002	1.5704	—	—	1.5800
12/31/2001	1.5485	—	—	1.5925

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At July 11, 2007, one Canadian dollar, as quoted by Reuters and other sources at 12 P.M. Eastern Time for New York foreign exchange selling rates, equalled $0.9471 in U.S. dollars (Source: Federal Reserve Bank of New York).

3B.    Capitalization and Indebtedness

Not Applicable

3C.    Reasons For The Offer And Use Of Proceeds

Not Applicable.

3D.    Risk Factors

The Company faces risk factors and uncertainties including the following general description of significant risk factors:

•	Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to located and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit is commercially viable in Vietnam or Philippines depends on a number of factors, including, but not limited to the following factors that are applicable to our properties: particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•	Because We Have Primarily Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business: Even though the Company has produced and sold an incidental amount of gold (1,460 ounces) for the three-month period ended March 31, 2007, the Company is still primarily an exploration Company. The Company had an accumulated deficit of $37,761,860 as at March 31, 2007. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we would be unable to pursue our business activities and investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•	We Will Not Be Able to Insure Against All Possible Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, namely typhoon season in Vietnam. None of our properties are in a flood or earthquake zone. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

•	Commodity Price Fluctuations – if the Price of Gold Declines, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below our cost to produce gold, our properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•	We May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•	If We do Not Comply with All Applicable Regulations, We May be Forced to Halt our Business Activities: Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at our projects. The Company’s operations are subject to environmental regulation in Vietnam and in Philippines. Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•	If We Are Unable to Obtain and Keep in Good Standing certain Licenses, We will be Unable to Explore, Develop or Mine any of our Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence. Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property. Without all the appropriate licenses, our activities could not occur. Our applications for exploration licenses for Bong Mieu and Phuoc Son are in progress. Currently, the Company is engaging in exploration activities under the investment licenses.Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining the new or amended mining license. If we do not obtain needed exploration licenses, this could limit our ability to mine new additional areas and therefore negatively impact production and profitability of the Company.

•	If We Do Not Make Certain Payments or Fulfill Other Contractual Obligations, We May Lose Our Option Rights and Interests in Our Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on the Company.

•	Title to Assets Can Be Challenged or Impugned Which Could Prevent Us From Exploring, Developing or Operating at any of our Properties: There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•	Political and Economic Instability In Vietnam or the Philippines Could Make it More Difficult or Impossible, for Us to Conduct Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and, as such, the Company may be affected by possible political or economic instability in that country. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in that country may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted.

•	Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs. Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs. Currently, if interest rates were to rise, this would impact the interest incurred on the loan facility with Macquarie Bank Limited which bears interest at LIBOR plus 2.75%.

•	Our Stock Price Could be Volatile: The market price of our common shares has been and is likely to remain volatile. Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant, decline of the market price of common shares.

•	Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase: Securities and Exchange Commission (SEC) regulations define ‘‘penny stock’’ to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

•	We Do Not Plan to Pay any Dividends in the Foreseeable Future: The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•	Shareholders Could Experience Dilution of the Value of their Investment if We Issue Additional Shares: Sales of large quantities of our common shares in the public markets or the potential of such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares. As at March 31, 2007, the Company has issued 186,833,822 of outstanding common shares. As at March 31, 2007, there are 24,476,862 of securities are issuable in the future that are outstanding options, warrants and bonus shares under signed agreements. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•	In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Acitivities: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, an negative impact on our ability to conduct our activities and could cause a decline in profitability of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with the Chief Executive Officer, President, Country Manager and Chief Financial Officer.

•	Our Management May Not Be Subject to U.S. Legal Process Making it More Difficult for U.S. Investors to Sue Them: The enforcement by investors of civil liabilities under the United States federal securities laws may not be possible by the fact that all of our officers and directors are neither citizens nor residents of the United States. U.S. stockholders may not be able to effect service of process within the United States upon such persons. U.S. stockholders may not be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal securities laws. Appropriate foreign courts may not be able to enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws. The appropriate foreign courts may not be able to enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws. However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.

•	Management May Be Subject to Conflicts of Interest Due to Their Affiliations with Other Resource Companies: Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

•	We used a Pre-Feasibility Study and did not Complete a Feasibility Study Before Making our Decision to Place the Ho Gan Mine into Production: The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that we may attempt to mine in the future. It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production. However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (‘‘Ho Gan Mine’’) into production. Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves and mineralization. Accordingly, as the Company attempts to scale up the Ho Gan Mine to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues affecting the project’s profitability. During fourth quarter 2006, management determined that the Bong Mieu Central mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development costs. Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

•	The Company Conducted only Limited Drilling on its Bong Mieu Property so its Decision to Place the Ho Gan Mine into Production May be Based upon Incomplete Information: The Company conducted a limited amount of drilling before making its decision to place the Ho Gan Mine into production. As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate. Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may be based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

•	Because the Company’s Testing of its Mining Process at the Ho Gan Mine was Limited to Small Pilot Plant and Bench Scale Testing, it may be Unable to Obtain the Expected Metallurgical Recoveries when It Scales Up its Operations, Rendering the Project Unprofitable: Before the Company placed the Ho Gan Mine into production, it built a pilot plant and conducted bench scale testing. A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore. Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Ho Gan Mine. The mine commenced limited operations in 2006, pouring its first gold bar in March 2006. At that time, it was determined that the mining process had to be reconfigured.

Consequently, the Company has taken steps to modify its mining process, causing Company not to meet its planned production goals. The current ore throughput at the mine is approximately 500 tons per day. The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Ho Gan Mine, as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Ho Gan Mine, actual construction costs, operating costs and economic returns differ materially from those initially estimated. The Company cannot be certain that the Ho Gan Mine will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows. Accordingly, if the Ho Gan Mine, or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

ITEM 4:	Information on the Company

4A.    History and Development of the Company

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) was incorporated by registration of its memorandum and articles under the laws of the Province of Ontario on July 4, 1951 under the name ‘‘Meta Uranium Mines Limited’’. Effective August 24, 1978, the Company changed its name from ‘‘Meta Uranium Mines Limited’’ to ‘‘Metina Developments Inc.’’ The Company was continued under the Company Act (British Columbia) with the name ‘‘Olympus Holdings Ltd.’’ on November 5, 1992 and consolidated its share capital on a 4.5:1 basis. The Company further consolidated its share capital on a 3:1 basis and changed its name from ‘‘Olympus Holdings Ltd.’’ to ‘‘Olympus Pacific Minerals Inc.’’ on November 29, 1996.

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the ‘‘MOA’’) was entered into by Abra Mining and Industrial Corporation (‘‘AMIC’’), the Company and Jabel Corporation (‘‘Jabel’’) that allows the Grantee (defined as ‘‘Olympus Pacific Minerals Inc. and a Philippine national’’) to acquire an option to earn a 60% interest in AMIC’s Capcapo mining tenement (the ‘‘property’’) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property. The MOA is a binding agreement that is conditional on the completion of due diligence program to validate historical drilling information. Once the due diligence procedures are complete and the drilling information is validated, a formal agreement will be signed and a cash payment of U.S. $200,000 will be made by the Grantee to AMIC with funding raised from equity issuance. On June 25, 2007, the on-going drilling from the three holes completed on Capcapo Project, located in the Abra Province, Northern Luzon, Philippines resulted to: Hole DDH 07-12 which is a 50 meter step-out to the east of hole 07-11, intersected 3.06 g/t gold, 0.67% copper and 2.53 g/t silver over a core width of 28 meters or 92 feet including 4.43 g/t gold, 0.91% copper and 3.38 g/t silver over 18 meters; Holes DDH07-11 intersected 1.53 g/t gold 0.35% copper and 2.4 g/t silver over a copre width of 47 meters or 154 feet including 2.55 g/t gold, 0.78% copper and 1.81 g/t silver over 16 meters. As of June 5, 2007, due diligence at Capcapo continued with positive drill results from three holes to date. Following positive results from the first hole, the second and third holes on the main Capcapo deposit continue to intersect significant shallow depth gold and copper mineralization, that is; 41 meters or 134 feet of 2.07 g/t gold, 0.60% copper and 7.75 g/t silver with higher-grade zones of 3.33 g/t gold, 1.45% copper and 26.48 g/t silver over 6 meters; and 4.02 g/t gold, 1.05% copper and 8.46 g/t silver over 10 meters; 27 meters or 89 feet of 2.55 g/t gold, 0.55% copper and 3.49 g/t silver including 4.05 g/t gold, 0.78% copper and 4.81g/t silver over 16 meters. Deposit is open for expansion and drilling continues and work to date is evidencing the potential significant size of the copper-gold system at Capcapo, which has similarities to the Baguio-Mankayan Gold – Copper District located 85 kilometres along strike. Under Philippine law, foreign-owned entities can only hold up to 40% of a Mineral Production Sharing Agreement (‘‘MPSA’’). Consequently, Olympus can only directly hold 40% in the MPSA and will have to identify a Philippine national corporation to hold the additional 20%. On May 31, 2007, a Philippine corporation was registered with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (‘‘Kadabra’’) , registered to do business in the Philippines. Kadabra will engage in mineral exploration and processing and can only hold 40% of the equity of an entity holding an MPSA. Kadabra has articles or incorporation and authorized and outstanding stock of PHP30,000,000.00 and is 99.99% foreign equity owned. Refer to exhibit 3.20 for certificate of Incorporation and Articles of Incorporation. A Philippine national corporation is one which is not more than 40% foreign-owned. Six months after the signing of the formal agreement, the Grantee will issue Olympus common shares to AMIC with a total value of U.S. $350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of Olympus with a total value of U.S. $450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the 5th year after the signing of the formal agreement. The

Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent. Once the 60% interest has been earned, a new joint venture company (‘‘NEWCO’’) would be formed of which the Grantee would hold a 60%. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO, as defined in the agreement, whichever is higher. In order to make the required cash payments and exploration and development expenditures if the formal agreement is signed, the Company intends to raise funding through equity issuance. If exploration results are favorable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

The Company’s executive office is located at:
Suite 500 – 10 King Street East
Toronto, Ontario, M5C 1C3
Canada

The Company’s registered and records office is located at Suite 500, 10 King Street East, Toronto, Ontario, Canada. Its telephone number is (416) 572-2525.

The Company has financed its operations through the financings listed in the table shown below.

Table No. 3:    Financings

Fiscal Year	Nature of Issuance	Number of Shares	Capital Raised
December 31, 2000	Private Placement(1)	6,625,000	$1,840,000
December 31, 2001	Private Placement(2)	10,964,500	$3,944,000
December 31, 2002	Nil	Nil	Nil
December 31, 2003	Private Placement(3)	21,163,459	$6,832,063
December 31, 2004	Private Placement(4)	Nil	Nil
December 31, 2005	Private Placement(5)	32,645,000	$11,063,500
December 31, 2006	Private Placement(6)	27,000,000	$15,660,000
March 31, 2007	Private Placement(7)	21,428,571	$12,000,000

Notes:

(1)	In 2000, the Company raised a total of $1,840,000 through two separated financings:

(i.)	In March 2000, 4,500,000 units were sold for $0.22/unit. Each unit was comprised of one common share and one two-year share purchase warrant entitling the holders to acquire up to 4,500,000 shares at $0.30/unit during the first year and at $0.40/unit during the second year;

(ii.)	In August 2000, 2,125,000 common shares were issued at $0.40/share to various holders.
(2)	In 2001, the Company completed three financings and raised a total of $3,944,000:

(i.)	In February, 1,200,000 units were sold for $0.60/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.75/warrant for a one-year period, and $1.00/warrant for the second year;

(ii.)	In July, 552,000 units were sold for $0.50/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.65/warrant for a one-year period, and $1.00/warrant for the second year;

(iii.)	In December, 9,212,500 units were sold for $0.32/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.32.

(3)	In 2003, a total placement, raising $6,832,063 was completed in three closings:

(i.)	In February, 1,562,750 units were sold for 0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period;

(ii.)	In March, 3,267,500 units were sold for $0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.50/warrant for a one-year period;

(iii.)	In October, 16,333,209 units were sold for $0.30/unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period and thereafter at a price of $0.50/unit for a one-year period.
(4)	On June 29, 2004, the Company closed a ‘‘Vend-In Agreement’’, whereby it acquired the remaining 42.82% interest in the NVMC joint venture. The acquisition resulted in the issuance of 13,483,133 common shares of the Company of which Zedex received 3,205,467 shares and Ivanhoe received 10,277,646 shares. No capital was raised in this transaction.
(5)	In 2005, a total placement, raising $11,063,500 was completed in two closings:

(i.)	In January, the Company closed a $5,080,000 private placement with Dragon Capital Markets Limited (‘‘Dragon Capital’’) by issuing 12.7 million common shares priced at $0.40/unit. In consideration for its service, Dragon Capital was paid a finders’ fee of US$261,471 and was granted 1,270,000 warrants exercisable at $0.40/unit for a period of one year from the date of closing;

(ii.)	In September, the Company received $5,983,500 from the closing of a private placement and issued 19,945,000 common shares priced at $0.30/share.
(6)	On March 31, 2006, a private placement closed where the Company issued 27,000,000 shares at $0.58 raising $15,660,000.
(7)	On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,976,118. All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

The Company does not have an agent in the United States.

Capital Balances

As at December 31, 2006, the Company has a capital balance of $34,438,358 that includes deferred exploration and development costs, property, plant and equipment, and mineral properties.

4.B    Business Overview

General

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) is an international mining exploration and development company focused on the mineral potential of Vietnam and the surrounding area. The Company is a public company listed on the TSX Exchange under the trading symbol OYM since April 3, 2006 (on the TSX Venture prior to April 3, 2006), and the Frankfurt Stock Exchange under the trading symbol OP6. Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies New Vietnam Mining Corporation and Bong Mieu Gold Mining Corporation and maintains an office in Danang in central Vietnam.

The Company’s two most advanced properties, covered by investment licenses, are the 70 square km Phuoc Son Gold property and the 30 square km Bong Mieu Gold property. Both properties are located in central Vietnam along the Phuoc Son-Sepon Suture that hosts such world-class deposits as the Sepon deposit of Oxiana Limited that is about 150 km to the west of the Company’s two properties. The Bong Mieu and Phuoc Son Gold properties are approximately 74 km apart. Proven and probable reserves exist for the Bong Mieu Central Gold Mine. In 2005 and 2006, the Company constructed a pilot plant at the Company’s Bong Mieu Central Gold Mine. As a result of ongoing mine construction and equipment upgrades in 2006 at Bong Mieu Central, an incidental amount of gold bars were poured and sold as of June 30, 2006.

Exploration work to date has resulted in one new significant discovery in the Bong Mieu East area (Thac Trang) as well as a number of new, surface showings. In addition, further exploration will be required to define the extent of the deposits in several directions. Based on results of the exploration work completed to date, management believes the potential for additional discoveries and resource expansion at the Bong Mieu property is positive. Underground evaluation studies are continuing at the Bong Mieu Underground mine, located within one kilometre of the operating Bong Mieu Central plant site.

The Phuoc Son Gold property is located in central Vietnam, 74 km away from the Bong Mieu Gold property. The property hosts over 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property. Phuoc Son Gold Company has been granted a Mining Licence by the Government of Vietnam to mine and develop its Dak Sa Deposits (North and South Deposits). The Mining Licence was the last major permit required prior to proceeding with development and production. All major environmental approvals have been received and an independent, positive Preliminary Assessment Study of Phuoc Son was completed by Micon International Limited (‘‘Micon’’) in May 2005. Exploration work to date has defined the ‘‘productive’’ Dak Sa zone, which contains the two deposits, North and South Deposits, over a minimum length of approximately five km. Exploration drilling during 2005 and 2006 has expanded the Dak Sa resource base and has confirmed that the limits of mineralization could be further expanded with additional exploration activities. Evaluation of the large Phuoc Son land package continues to reinforce the potential of the overall property to host new deposits which could be mined in conjunction with the anticipated Dak Sa operation or have potential to be stand alone deposits.

REGULATION OF MINING INDUSTRY AND FOREIGN INVESTMENT IN VIETNAM

The current Vietnamese mining law was enacted in 1996, with various subsequent modifications. The Vietnamese Mining Law was initially drafted by an international law firm (Phillip Fox) and broadly modeled on Australian and Canadian Mining Law. A company may apply to the licensing authority, the Ministry of Natural Resources & Environment, for prospecting, exploration and mining Licenses, much as in Australia and Canada. A prospecting license provides for low impact prospecting over a broad area for a 2 year term; an exploration license provides an exclusive right to conduct advanced exploration over areas of up to 50 km2 for an initial 2 year term, after which 50% of that area may be renewed for a further 2 year term. Exploration license holders have the right to apply for a mining license at any time up to 6 months after expiry of an exploration license. A mining preliminary feasibility study, an Environmental Impact Report and an investment license are required to support a mining license application. Investment licenses are issued by the Ministry of Planning and Investment. A mining license provides the right to mine specified minerals for the life-of-mine indicated by the preliminary feasibility study.

Since Vietnam is now a member of the World Trade Organization (‘‘WTO’’), foreign companies are ostensibly treated on an equal basis as Vietnamese companies. Refer to the discussion under Item 5A for further details.

4C. Organizational Structure

4D.    Property, Plant and Equipment

General

Olympus is exploring the Phuoc Son property for primary gold deposits. The Phuoc Son property is located in the western highlands of Quang Nam Province, in central Vietnam, some eight km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km southwest of the costal city of Da Nang, the fourth largest city in Vietnam. The South and North Deposits (formerly Bai Dat and Bai Go), which comprise the Dak Sa Underground project, lie about one km apart. The property is covered by a 30-year Investment Licence covering 7,000 hectare granted in October 2003. A five-year Mining Licence has been granted over the South and North deposits. The five year Mining License is renewable and amendable. The elevation of the project area ranges between 400 and 800 metres above sea level. Olympus owns 85% and the Company’s Vietnamese partner owns 15% of the Phuoc Son Gold Project. The Dak Sa Underground Project is currently comprised of the South (Bai Dat) and North (Bai Go) deposits which lie about 1 km apart. Once these deposits are developed and constructed into mines, they would share the same infrastructure and eventually be connected by an underground tunnel. As at December 31, 2006, the plant site and portal area had been cleared, the road construction was approximately 70% complete and the explosion magazine had been designed and permitted.

The Company holds Mining and Investment Licences covering 30 square km within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit – Ho Gan), Bong Mieu East (a potentially open-pittable deposit) and Bong Mieu Underground (an underground deposit) that was operated by the French from 1896 to 1941. Olympus acquired this project in 1997. Olympus owns 80% and the Company’s Vietnamese partner own 20% of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, with commercial gold production starting in the fourth quarter of

2006. Current ore throughput at Ho Gan pilot plant is about 500 tons per day. Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation. The main equipment utilized at the Bong Mieu Central open pit mine includes the following: ball mills, generators, assay lab equipment, lab flotation cell, crusher / conveyor system and Gekko Gold processing plant. The general manpower requirement at Bong Mieu is approximately 150 workers on average. Processing plant and lab maintenance routinely occurs with the operations.

Schedule of Investment Licences

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	BMGMC	IL 140/GPDC2	30 Sq Km	Granted	5/3/91	25 years	5/3/2016
2. Phuoc Son	PSGC	IL 2355/GP	70 Sq Km	Granted	20/10/2003	30 years	20/10/2033

Schedule of Mining Licences

PROJECT	MINE	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	Ho Gan	BMGMC	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017
Bong Mieu	Nui Kem	BMGMC	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017
Bong Mieu	Ho Ray	BMGMC	Proposed new MLA	Not yet defined	Proposed	—	—	—
2. Phuoc Son	Dak Sa	PSGC	ML116/GP-BTNMT	To be amended	Granted	23/1/2006	3 years	23/1/2009

Schedule of Certificates

COMPANY	TYPE OF CERTIFICATE	DATE GRANTED	TERM	EXPIRY DATE
Bong Mieu Gold Mining Company	Gold export certificate	January 5, 2007	~ 1 year	Dec 31, 2007
Bong Mieu Gold Mining Company	Land Use Certificate	October 9, 1993	25 years	September 2017

Schedule of Exploration Tenements (Applications)

PROJECT	E.L. REG. #	REG. HOLDER
1. Phuoc Son(1)	1953 & 1955/QD-DCKS	NVMC
2. Phuoc Son(2)	—	PSGMC
3. Bong Mieu	—	BMGMC
4. Khau Pum	—	OPVL
5. Phuoc Thanh(1)	—	NVMC
6. Phuoc Thanh(2)	—	PSGC
7. Sanakham	MEAPA	OYM

4D.1    Phuoc Son Gold Property

Olympus Pacific currently holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (‘‘NVMC’’), entered into a joint venture with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (‘‘PSGC’’). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in the PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest. Total invested capital is estimated to be approximately U.S. $10 million dollars, although actual costs incurred could differ from this estimate. If any party fails to contribute, by way of debt or equity, in proportion to its participating interest or defaults on any other substantial obligation under the agreement and such default is not rectified within 60 days of notice of default, the non-defaulting party can terminate the agreement or serve notice on the defaulting party which would result in the participating interest of each party being recalculated and adjusted based on the percentage of debt and equity contributed by each party when compared to the total debt and equity contributed by both parties.

On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement with Ivanhoe Mines Ltd and Zedex Limited (the ‘‘vendors’’) to acquire the remaining interests held by the vendors in NVMC. The Company issued a total of 13,483,113 shares to acquire the NVMC interest. As a result of these agreements, the Company owns 100% of NVMC. NVMC owns 85% ofthe Phuoc Son Gold Project resulting in the Company holding an 85% interest in the Project. Upon closing of the Vend-in Agreement, the original joint venture agreement dated September 11, 1997 between Olympus, Zedex Limited and Ivanhoe Mines Ltd. was terminated. Post closing, each vendor has the right to nominate two directors as long as each vendor holds 15% or more of Olympus’ issued and outstanding shares as at the record date for the annual general meetings. If the ownership of Olympus’ issued and outstanding shares drops below 15% but above or equal to 10%, the right exists for one director to be nominated and if ownership is below 10%, there is no obligation to include a nominee for director from a vendor. In June 2004, the Company acquired the remaining 42.82% of the outstanding shares of NVMC from Zedex and Ivanhoe. The Company completed the acquisition by issuing 13,483,133 common shares of which 3,205,467 shares were received by Zedex and 10,277,646 shares were received by Ivanhoe. As at September 30, 2006, Ivanhoe held no Olympus shares and Zedex Minerals Limited (formerly Zedex Limited) holds approximately 16% of Olympus’ issued and outstanding shares. Consequently, only Zedex Minerals Limited has retained the right to nominate two directors and Olympus no longer has the obligation to include a nominee from Ivanhoe Mines Ltd.

At Phuoc Son, the Company holds an investment license covering a 70 square km area and a mining license on the Dak Sa deposits. The Dak Sa Underground Project is currently comprised of two deposits, the North (Bai Go) and South (Bai Dat) deposits.

On September 16, 2006, an Agreement for Fulfilment of Contract was entered into between PSGC and Huong Toan Company Ltd. (‘‘Huong Toan’’). The purpose of the agreement is to contract out the mining of the ore for Dak Sa project to Huong Toan and includes such activities as preparing the construction site, building the explosive magazine, supplying and transporting explosives, preparing and obtaining approval for blasting plan, and supplying the labor involved. The cost of the agreement is approximately $3.8 million over the whole term of the agreement which is up to a maximum of three years. On November 26, 2006, this contract was cancelled as a result of inclement weather and changes in the construction plan.

On March 7, 2007, the Company released updated resource estimates for Phuoc Son incorporating the results of drilling up to October 2006.

(a)    Property Description and Location

The Phuoc Son Gold property, is located in the western highlands of Quang Nam Province, in central Vietnam, some 8 km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km (140 km by road) southwest of the costal city of Da Nang, the fourth largest city in Vietnam (see Figure 1).

To date, over 30 gold prospects have been identified within the 70 square km project area. The most advanced prospects are in the Dak Sa sector. On May 18, 2005, Olympus announced the results of a positive independent preliminary assessment study completed by Micon International Limited (‘‘Micon’’) for the Dak Sa Underground Project which covers the South (Bai Dat) and North (Bai Go) deposits which lie about 1 km apart and these two deposits, once developed and constructed into mines, will share the same infrastructure and expected to eventually be connected by an underground tunnel. There is no known commercially mineable mineral deposit on this property and there can be no assurance that a commercially mineable mineral deposit exists on the property.

On October 20, 2003, a 30-year investment license No. 2355/GP was granted for the Phuoc Son property covering 7,000 ha. The license permits Minco and NVMC to establish a joint venture, Phuoc Son Gold Company Limited (‘‘PSGC’’), for a term of 30 years. PSGC has investment capital of $10,000,000 and the legal capital of $3,000,000 of which NVMC contributes $2,550,000 (85%) and Minco contributes $450,000 (15%). PSGC must pay the Vietnamese government annual land rent and annual corporate tax of 40% of net profit but will be exempt from import duties and is subject to 7% tax upon remittance of profits abroad. Minco has not contributed to the legal capital and Minco has chosen to defer its rights to receive its share of the distributions of profits until its contribution to legal capital is received in full. Legal capital recorded for PSGC of $2,550,000 is equal to what has been contributed. The Company and NVMC are not required to contribute Minco’s share of the legal capital.

On January 23, 2006, a Mining License application was granted over the South and North deposits. The Mining License allows the Phuoc Son Gold Company Ltd. within a 3.5 year period from date of grant to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will need to obtain an extension on the Mining License as the 3.5 year period will be inadequate for construction and mining. As at December 31, 2006, the plant site and portal area has been cleared, the road construction was approximately 70% complete and the explosive magazine had been designed and permitted. The Company is in the process of obtaining the construction license and the import license for mining equipment for the Phuoc Son Gold property. The PSGC exploration license has expired and the Company is in the process of applying for a new exploration license which would allow exploration activities in the specified areas. Currently, the Company is engaging in exploration activities under the investment license. However, the expired exploration license may impede our future activities. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining the new or amended mining license. This risk has been referred to under Item 3D. The exploration license is a separate license from the Mining and Investment Licenses. Given the lengthy process involved in the application for an exploration license, the Company does not anticipate receiving the exploration license until third quarter of 2007. Exploration license terms are typically two years if it is the first renewal of the license.

Figure 1 shows the location of the property.

Figure 2 shows the location of these deposits and the principal facilities on the property.

Figure 1. Phuoc Son Gold Property

Figure 2. Project Site Plan for Bai Dat (South) and Bai Go (North) deposits

(b)    Accessibility, Climate, Local Resources, and Infrastructure

Access to the Dak Sa Project area within the Phuoc Son property is by 140 km of bitumen road from Da Nang to Kham Duc. From Kham Duc to the mine area is approximately 14.5 km on a fairly poor dirt road. This access road will be upgraded during construction. The South and North gold deposits lie about one km apart and are linked together via a dirt road.

The climate is sub-tropical with average monthly temperatures ranging from about 27°C in June to 20.5°C in December, although it is reported that temperatures may fall below 15º C in the cold season. Average annual rainfall is 2,762.5 mm with the maximum average monthly value of 763.8 mm, which occurs in October.

The minimum average monthly precipitation value is for February and measures 30.9 mm. Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December. Storms often occur in Quang Nam Province in September, October and November and cause heavy rain and strong wind with an average speed of 65 km/hr and a maximum of approximately 140 km/hr.

The Phuoc Son Project is located in the central highlands, an area that is one of the poorest regions of Vietnam. The local economy is primarily subsistence agriculture although local ongoing highway construction has provided a source of employment. Artisanal mining is ongoing on the Property and while this activity has reduced from past periods it is not strongly discouraged by the government as it helps reduce unemployment and stimulate the local economy. Olympus is doing its best to keep this activity in check and has good relations with the miners. These miners may be suitable candidates for future Olympus development and mining operations.

Nearby communities include Phuoc Duc Commune (population ~1,990) and Kham Duc District Town (population ~6,560), where Olympus has its local headquarters. Kham Duc has a district hospital with out-patient facilities and limited trauma casualty facilities, but health care and education facilities are considered inadequate, with a distinct division in the standard of services and socio-economic opportunity available to ethnic minorities.

Electricity is provided from the Vietnam national grid supplying 1.6 MW at 22 kV supply. Telecommunications facilities are good and include internet and cell phone service. Water, although often polluted by the artisanal mining, is readily available on and near the Property. The population density within the Dak Sa Valley is approximately 25 per km2. Except for small-scale slash and burn agriculture, the topographic relief in the area of the project area is unfavorable for farming activities.

(c)    Geology

Two major stratigraphic units are present on the Property as follows:

Kham Duc Formation (Proterozoic): This formation consists largely of sedimentary rock.

Avuong Formation (Paleozoic): This formation is distinctive as it hosts significant amounts of mafic volcanic rock types.

The most significant fault related to mineralization on Property is the Dak Sa Fault Zone (‘‘DSFZ’’). The Dak Sa fault zone runs North-South for over five km through the centre of the Dak Sa Prospect (host to the South (Bai Dat) and North (Bai Go) deposits). The DSFZ appears to be primarily a thrust fault and features prominent gold mineralized quartz vein/breccias.

(d)    History of Exploration on the Phuoc Son Gold Property

In 1997 and 1998, Olympus Pacific Minerals became involved in the Phuoc Son project and took over direction of exploration programs from Indochina Goldfields Ltd. (subsequently Ivanhoe Mines Ltd.).

Since Olympus became directly involved in Phuoc Son in 1998 there have been several stages of exploration (carried out through and by NMVC). Selected portions of the property, including some safely-accessible artisanal underground workings, have been subjected to geological mapping, bedrock, float and channel sampling, soil geochemical surveying, magnetic surveying, self-potential geophysics and diamond drilling. The exploration stages are described as follows:

•	Stage 1 (October 1998 – March 1999): reconnaissance surveying of the then 100 km2 license area, identification of the three major mineralized shear structures, and commencement of detailed exploration over the first of these structures (the Dak Sa shear zone);

•	Stage 2 (April 1999 – December 1999): continuation of detailed exploration over the southern end of the Dak Sa shear zone (including mapping/sampling and diamond drilling six holes at Bai Dat) and follow-up exploration at other sites (particularly at K7) within the balance of the license area;

•	Stage 3 (January 2000 to June 2000): grid soil sampling in the Dak Sa & K7 shear zones, rock sampling, geological mapping, pan concentrate survey, diamond drilling of 29 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go, within the Dak Sa shear zone;

•	Stage 4 (July 2000 to December 2000): detailed geological mapping, nine km2 soil survey north of Bai Go, rock geochemistry, petrology and diamond drilling of 17 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go;

•	Stage 5 (January 2001 – December, 2001): continuation of drilling with 31 additional holes at the Bai Go, Bai Gio and Bo prospects, as well as geological mapping, rock and soil geochemistry, pitting, surface and underground channel sampling, petrology, and gridding at other prospects including K7, Hoa Son, Tra Lon, Suoi Cay, Vang Nhe, Khe Rin, Khe Do and Khe Cop;

•	Stage 6 (January 2002 to December, 2002): scout drilling at the Khe Rin, North Khe Do, Khe Do, Bai Buom, Tra Long and K7 prospects (32 drillholes), as well as pitting at Nui Vang, geological mapping/sampling, soil geochemistry, ground magnetometer surveying at Khe Rin-Khe Do and Bai Buom, reconnaissance mapping elsewhere, including Vang Nhe, Tra Long, K7 and Hoa Son; commencement of mine scoping studies at Dak Sa; and

•	Stage 7 (January 2003 to December 31, 2003): in-fill, step-out and geotechnical diamond drilling at Bai Dat, Bai Go, Bai Chuoi and Bai Cu (27 holes); preparation of mineral resource estimates for the Bai Dat and Bai Go deposits; continuation of the scoping studies. A diamond drilling program was completed at Bai Chuoi sector (between the Bai Dat and Bai Go deposits) and soil geochemical surveys were being conducted elsewhere on the property.

As at December 31, 2003, accumulated deferred exploration costs were $3,320,716 and mineral properties was $904,605 for the Phuoc Son Gold Property

2004 Work

In 2004, deep C-horizon soil geochem, ground magnetic and radiometric surveying were completed at the South Bai Cu, Round Hill, Ca Creek, Dak Sa, North Dak Sa, Bai Gio East, Bai Gio North, Hoa Son, K7 East and Tra Long prospects. A small orientation SP (self potential geophysics), program was completed at Nui Vang prospect. Geological mapping was conducted at Dak Sa, Quartz Creek, South Bai Cu, Round Hill, K7 and Ca Creek prospects. A BLEG and stream sediment sample program was completed over the northern section of the Phuoc Son Investment Licence not covered by previous surveys. Diamond drill programs were carried out at Bai Cu (4 holes), Bai Chuoi (one hole), Round Hill (5 holes), Nui Vang (3 holes), K7 (3 holes), Bai Gio North (6 holes), and Khe Rin (7 holes), prospects. Two metallurgic drill holes were completed at Dak Sa – South Deposit (one hole), and North Deposit (one hole). A geophysical consultant from Canada visited the property and filtered/processed all previous magnetic data to facilitate improved anomaly resolution. Based on favorable results, exploration continued into 2005. During the year ended December 31, 2004, $1,095,335 was incurred on mineral properties for the Phuoc Son Gold Property, excluding the impact of the Vend − In transaction described in Item 4.D.1.

2005 Work

In 2005, Self Potential (SP), geophysical programs were completed over the Dak Sa sector, Hoa Son, Bai Gio North, Bai Gio East and Bai Cu prospects. Trenching and sampling at Bai Gio North and Bai Gio East was completed. Geological mapping was completed at Bai Gio North, Bai Gio East, Hoa Son and Bai Chuoi. Exploration diamond drilling programs were conducted at Bai Go North (one hole), North Deposit (9 holes), South Deposit (16 holes) and Bai Chuoi (3 holes). An intensive re-logging program was carried out on North Deposit drill core during the year, combined with structural studies and new drill sections prepared and reviewed for Dak Sa. Resource estimates were completed to update the South Deposit ore body, incorporating the results of the in-fill drill program. The results of exploration were favourable in 2005, especially in the Dak Sa area, resulting in further exploration work in 2006. During the year ended December 31, 2005, deferred exploration and development costs of $1,805,607 were incurred for the Phuoc Son Gold Property.

2006 Work

As of December 31, 2006, the Company has completed 63 drill holes totalling approximately 11,330 metres, mainly focusing on the : North (Bai Go) Deposit , South (Bai Dat) Deposit and other exploration holes on assorted priority targets in the Dak Sa area. These ongoing exploration activities resulted in additional positive drill results at Phuoc Son. Over the course of 2006, the North Deposit has been significantly enlarged and now extends in excess of 900 metres in a north-south orientation. The drilling has also confirmed that the deposit remains open for further expansion. In April 2006, resource estimates were updated internally by qualified persons using the original resource estimates validated by engineering firm, Watt Griffiths and McKewitt [‘‘WGM’’] as a base document. The April 2006 update was on the North Deposit ore body, incorporating the results of drilling to March 31, 2006. An in-house technical report has been completed with respect to the North and South Deposits. An engineering firm has been selected to complete an independent review of this technical report that would result in an issuance of a Form 43-101 Compliant Independent Technical Report. The Form 43-101 evaluates the economics of mining the property and defines the reserves and resources. This Technical Report would include a further update of reserves and resources at Phuoc

Son, reflecting the continued positive drill results we have experienced in 2006. During the year ended December 31, 2006, deferred exploration and development costs of $2,458,242 were incurred for the Phuoc Son Gold Property.

2007 Work

On May 22, 2007, the Company has reported its results from drilling on the northern extension at the Phuoc Son Gold property. An additional drill rig has been added to expedite the program which is designed to further enlarge the zone as well as upgrade the currently outlined extension to mineral resource status. Recent results from a 100 meter step-out drilling on the north extension returned 8.56 g/t gold over 5.75 meters which is contained with in a wider section of 3.84 g/t gold over 14.95 meters.

As of March 31, 2007, Olympus had completed 5 drill holes for approximately 1,994 metres largely in the North Deposit Extension area. Results from this drilling have continued to return very positive results. On March 7, 2007, the Company released updated resource estimates and exploration results at Dak Sa (VN 320). The Measured and Indicated [‘‘M & I’’] resources, based on drilling up to October 2006 has increased 42% and stands at 493,000 tonnes at an average grade of 13.21 g/t for 209,500 ounces of gold. The M & I total is comprised of Measured resources of 157,000 tonnes, grading 13.21 g/t and Indicated resources of 336,000 tonnes, grading 13.21 g/t. Additional resources of 94,750 ounces are contained within the Inferred category (273,000 tonnes at 10.78 g/t).

During the quarter ended March 31, 2007, deferred exploration costs of $758,095 were incurred for Phuoc Son Gold Company.

(e)    Mineral Occurrences

Since 1998 Olympus has discovered and/or explored 23 important showings on the Phuoc Son Property. The most significant of these are the South and North Deposits in the Dak Sa area of the property. Following are descriptions of these two significant discoveries and a table summarizing the others based upon the Company’s own work.

South Deposit (Bai Dat)

The South Deposit is located in the southern portion of the property along the Dak Sa zone. Exploration to date has delineated one main mineralized quartz vein. The vein varies in thickness from one metre to over ten metres. The mineralized quartz vein contains pyrite, pyrrhotite, galena, sphalerite, and native gold. The total sulphides vary from less than 1% to more than 60%.

The South Deposit mineralization remains undefined on the down-dip to the NW (although rising terrain indicates increased depth to target in this direction) and with additional exploration, additional resources could be identified.

North Deposit (Bai Go)

The North Deposit is some 1000 m north of the South Deposit on the Dak Sa zone. Overall, the North Deposit quartz vein system has widths of up to 32 m. The Au-Ag-Pb-Zn mineralization is primarily fracture controlled in quartz. Drilling has delineated a central high-grade zone. The 2006 drilling at the North Deposit has returned results nearly extending the strike length of the North Deposit to over 900 metres and confirming that the deposit mineralization remains undefined further to the north and south. Ongoing drilling in 2007 will focus on continuing to enlarge the deposit as well as bring the currently outlined exploration extensions to mineral resource status.

Other Phuoc Son Property Showings

The Phuoc Son property hosts approximately 23 other occurrences and further exploration is required to evaluate the economic viability. Four of these occurrences are located in the Dak Sa area and have significant exploration potential that could result in development.

(f)    Resource Estimates

 Cautionary Note to U.S. Investors concerning estimates of
Measured and Indicated mineral Resources

This section uses the term ‘‘indicated resources.’’ We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

 Cautionary Note to U.S. Investors concerning estimates of
Inferred MINERAL Resources

This section uses the term ‘‘inferred resources.’’ We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘‘Inferred resources’’ have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.

Summary of Phuoc Son Gold Project Mineral Resource Estimates:**

Measured & Indicated Mineral Resources

Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	157,000	13.21	66,650
Indicated	336,000	13.21	142,850
Total Measured plus Indicated Resources	493,000	13.21	209,500

Additional Resources*(Inferred resources are in addition to measured and indicated resources)

Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Total Inferred	273,000	10.78	94,700

Notes:
*	Employed a 3.0 g/t grade cutoff is determined based on reasonable prospects of economic extraction in accordance with the definition of a resource.
**	Updated by Olympus (March 2007 ) from the prior resource audited by Watts, Griffis and McOuat Limited (‘‘WGM’’) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam by WGM can be found in the Company’s filings at www.sedar.com. The WGM review and report were carried out and prepared in compliance with standards of National Instrument 43-101 in terms of structure and content and the Mineral Resource audit and classification were carried out in accordance with the provisions of NI 43-101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions.

4D.2    Bong Mieu Gold Property

Olympus has been involved with the property since September 1997. Olympus acquired its interest in the Bong Mieu Gold Property in September 1997 by acquiring 100% of Bong Mieu Holding, Ltd. from Ivanhoe Mines Ltd. The Company has a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (‘‘Bogomin’’), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu property. The other 20% of Bogomin is owned by two Vietnamese governmental organizations, MIDECO (10%) and Minco (10%).

The Company manages the exploration programs on the property on behalf of the joint venture. The property covers three known deposits, namely Bong Mieu Central (Ho Gan), Bong Mieu East (Ho Ray) and Bong Mieu Underground (Nui Kem), and several other mineralized occurrences. One property, Bong Mieu Central (Ho Gan), has proven and probable reserves resulting in the related mine construction.

Starting in 2005 and continuing into 2006, mine construction at the Company’s Bong Mieu Central Gold Mine (Ho Gan) was completed. After the initial gold pour in March 2006, it was determined that the process needed to be reconfigured. The logistic supply chain for importing equipment into Vietnam is lengthy and deliveries take six to eight weeks after order placement. Consequently, new equipment installation and resulting system optimization has taken place during the course of second and third quarters of 2006. A fine grind circuit is expected to be operational in 2007. For the first quarter 2007, Bong Mieu Central produced 1,621 oz. and sold 1,460 oz. of gold at an average gold market price of US$653.84 per oz. The production for the first quarter of 2007 reflected an average grade of 3.0 grams per tonne, mill throughput of 33,573 tonnes and, as a result of low capacity of the detoxification circuit and low pull out at the gravity circuit, a gold recovery of approximately 50%.  Ongoing improvements are being made at Bong Mieu Central to increase recovery and capacity including the installation of a control monitoring system in Q1 2007; and in Q1 and Q2 2007, installation of a third detoxification tank to scavenge the gold in solution from the leach tails and installation of a Falcon concentrator as a parallel gravity gold recovery line in the grinding circuit.

The cost of the mineral property and rights and deferred development costs related to the Bong Mieu Central (Ho Gan) mine, is about $1.3 million and $0.2 million respectively, as at March 31, 2007,

and the cost of the property, plant, equipment and infrastructure for the Bong Mieu (Ho Gan) Central mine is approximately $7.2 million as at March 31, 2007. Current ore throughput at Ho Gan to date is about 500 tons per day. Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.

Exploration work to date has resulted in one new significant discovery in the Bong Mieu East area (Thac Trang), a number of new, previously unexplored surface showings and indicated that all existing deposits remain undefined in several directions. Based on exploration results between 2004 to 2006, the potential for additional discoveries and resource expansion at the Bong Mieu property is considered excellent.

(a)    Property Description and Location

The Bong Mieu property is located in the Tam Lanh Commune of the Tam Ky District, in the southeast corner of Quang Nam Province in central Vietnam. It is some 20 km south of the provincial capital of Tam Ky which lies about 60 km south of the city of Da Nang along Highway 1 (see Figure 3).

The Bong Mieu Central (Ho Gan) gold deposit is located some 2 km south of the Bong Mieu camp and offices on the southern side of the Bong Mieu River. Figure 4 shows the location of the Ho Gan, Bong Mieu East (Ho Ray) and Nui Kem deposits and the other principal occurrences on the property.

The property is covered by a 25-year Investment License covering 3,000 ha granted in March, 1991. Two Mining Licenses (one on Ho Gan, the other on Nui Kem), a tailings area and a construction area (on the camp/office area), covering a total of 365 ha are located within the Investment License area.

The investment license, No: 140/GP, dated March 5, 1991, permits two parties; namely MIDECO, a Vietnamese Company, and Covictory Investment Limited (‘‘CIL’’), based in Australia, to establish a joint venture in Vietnam named Bong Mieu Gold Mining Co. Ltd. (‘‘Bogomin’’). The joint venture has a term of 25 years starting from the date of issuance of the investment license and after 25 years, an application can be made for extension. The joint venture was to have investment capital of $13,200,000 and legal capital of $1,000,000, with MIDECO contributing $200,000 cash or ‘‘in-kind’’ being 20% of legal capital and CIL contributing the equivalent of $800,000 in foreign currency, equipment and expenditures to Bogomin. Bogomin is exempt from import duties for all materials, equipment and spare parts imported by Bogomin and the product of Bogomin is licensed for export and sale in Vietnam. Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, pay specified rent of US $200 per hectare per annum for land, remit corporate profit tax equal to 18% of profits for the first five years of profit (after five years the tax rate will be determined but will not exceed 25%); however, Bogomin is exempt from corporate profit tax for the first two profit-making years. The joint venture profits shall be shared as follows: 10% for MIDECO, 10% for MINCO and 80% for CIL. At the remittance of profits abroad, CIL must remit 5% of profits as profit remittance tax. In an amendment to investment license No 140/GP, dated November 29, 1993, the assignment of all share capital, obligations, and rights of CIL in Bogomin to Bong Mieu Holdings Limited (‘‘BMHL’’) was approved. The license was also amended increasing the invested capital to $15,000,000. In a further amendment to investment license No 140/GP, dated June 9, 2005, the profit remittance tax was cancelled and the total invested capital was increased to $25,000,000 and legal capital was increased to $3,000,000 of which MIDECO contributes $600,000 of the legal capital in currency or in kind and BMHL contributes $2,400,000 in currency, materials, equipment and expenditures. As at September 30, 2006, MIDECO has contributed $200,000 and BMHL has contributed $2,400,000 to legal stated capital of Bogomin, resulting in total legal stated capital for Bogomin equal to $2,600,000.

On January 5, 2007, Bong Mieu Gold Mining Company obtained a gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore, as the previous gold export certificate expired in December 31, 2006.

The Bong Mieu exploration license is expired and a new license is in the process of being obtained. This license is separate from the other licenses. If we are unable to obtain our exploration license, this could impede our future activities. Currently, the Company is engaging in exploration activities under the investment license. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining the new or amended mining license. Refer to Item 3D for discussion of risk factors. Exploration license term is typically two years if it is the first renewal of the license. Given the lengthy process involved in obtaining an exploration license, the Company does not anticipate receiving the license until the first quarter of 2008.

Figure 3: Bong Mieu Gold Property

Figure 4: Ho Gan Mining Map

(b)    Accessibility, Climate, Local Resources, and Infrastructure

Access to the Bong Mieu Project area is by 90 km of bitumen road from Da Nang, via Tam Ky to Tien Phuoc. The Bong Mieu Central (Ho Gan) Mine is accessed from Bong Mieu via previously constructed dirt tracks. Some of these are heavily eroded in places but can easily be reformed by bulldozer and faced with rock to provide all weather access.

The monsoon tropical climate has temperatures varying from a high of 42°C in summer to 16°C in winter, although it is reported that temperatures may fall below 15°C in the cold season. Rainfall records from the weather station at Bong Mieu show an average annual rainfall of 4,086 mm over the 2 year (August 1993 to July 1995) with a minimum annual rainfall of 2,935 mm and a maximum annual rainfall of 5,265 mm. Generally, 80% of the total annual precipitation occurs within the wet season (September to December) with the greatest precipitation occurring in October. January through August is generally drier month, with less than 180 mm of precipitation per month and January to April are typically extremely dry. Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December.

Most of the Property is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 metres above sea level. The flattest portion of the Property is cultivated but the remainder has second – third – growth forest.

The Property is near the commune of Tam Lanh which comprises 10-12 villages and population of between 5,000 to 10,000. The commune provides a medical clinic and primary schools. The local economy is based on agriculture although some employment is found in local construction and a small amount of artisanal gold mining, both on and off the Property.

Electrical power via the national grid is close to the Property and reaches the villages. Water is available on the Property from the local rivers.

(c)    Geology

The Bong Mieu property is situated in central Vietnam, 20 km south of one of the main branches of the Phuoc Son Suture, which is probably one of the most important structural controls of gold metallogeny in central Vietnam.

Bong Mieu Central (Ho Gan Deposit)

The Ho Gan deposit is flat lying, occurs on surface over an area of 1000 metres by 800 metres and extends in most places to a known vertical depth of up to 15 metres. The gold mineralization is hosted within altered, intrusive rocks, breccias and quartz veins.

Bong Mieu East (Ho Ray Deposit & Thac Trang)

Mineralization is hosted by quartz veined and sulphide bearing skarn, granite gneiss and schists that dip moderately to the northeast.

Nui Kem

The mineralization is dominantly hosted by quartz-sulphide veins and shear zones contained within a sequence of altered sedimentary schists that dip shallowly to the south.

For the above three deposits, typical gold mineralization contains sulphides consisting primarily of pyrite and locally pyrhotite up to to 10%.

(d)    History of Exploration on Bong Mieu Gold Property

From 1997 until late 2001 Olympus (which managed the project for Bogomin) carried out no work on the Property. During this period a small staff was employed to maintain a presence at the field office, to keep the Property secure and discourage artisanal mining as much as possible.

In mid-2002, Olympus renewed work at Bong Mieu. The Property database was reviewed, mapping and sampling carried out and historic Mineral Resource estimates reassessed, all in part by a geologist who had worked on the Property previously. A start was made on preparing updated JORC-compliant Mineral Resource estimates and recommendations were made for additional work.

In 2003, regional and property – scale geological mapping and geochemical rock sampling was completed. By the end of 2003, several areas were identified as meriting follow-up work.

As at December 31, 2003, accumulated deferred exploration costs were $517,079 and mineral properties was $3,944,000 for the Bong Mieu Gold Property.

2004 Work

Bong Mieu Central (Ho Gan Deposit)

Infill and delineation diamond drilling programs comprising 228 holes were undertaken on the Ho Gan deposit. The holes were drilled vertically, on approximately 25 metre centers to depths ranging from 5.0 to 36 metres. The objective of the drill program was to expand and/or define the limits of the deposit to enable detailed engineering of the pit outlines and the preparation of production schedules.

The program was successful in extending the limits of the known mineralization as well as establishing the continuity of mineralization between the previously defined resource outlines in all three areas.

Bong Mieu East (Ho Ray Deposit & Thac Trang)

At Thac Trang immediately southeast of the Ho Ray deposit a 15-hole program was completed in July 2004. It encountered encouraging results which management believed warranted additional exploration in 2005.

During the year ended December 31, 2004, deferred exploration and development costs of $2,847,014 were incurred for the Bong Mieu Gold Property.

2005 Work

Bong Mieu Central (Ho Gan Deposit)

New resource estimates were completed in March of 2005 for the Ho Gan open pit deposit following completion of the 2004 drilling and receipt of all results. The updated Ho Gan mineral resource estimates (using a 1.0 g Au/t lower cutoff and a 10.0 g Au/t top cut) are shown in 4D.2 (f). The development of the mine commenced with the construction of the plant, tailings dams and related infrastructure.

Bong Mieu Central

Three shallow exploration and condemnation holes 54 metres were completed. Engineering, metallurgical and environmental studies were successfully completed.

Bong Mieu East – Ho Ray Deposit, Thac Trang and Rung De Prospects

A diamond drilling program during the early part of 2005 continued to evaluate the Thac Trang discovery.

Nui Kem

Five widely spaced exploration holes were completed at the Nui Kem deposit located approximately 1.5 km from the Ho Gan deposit. The drill program successfully confirmed the down-dip continuation of the main Nui Kem structure over a strike length of approximately 1.7 km and to a depth of 250 metres below the deepest underground development level. Gold assays ranging from 1.65 g/t to 2.68 g/t were returned. The drill program resulted in expanding the structure.

During the year ended December 31, 2005, $2,794,000 was spent on deferred exploration and development and $5,577,384 on capital assets for the Bong Mieu Gold Property.

2006 Work

Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. As of December 2006, Olympus has completed 66 drill holes totalling approximately 3,020 metres. Metallurgical test-work on representative Bong Mieu East ore types is currently underway. The results of this work and the updating of the Bong Mieu East resource estimates are expected in third quarter 2007.

Preliminary exploration programs, including drilling, have been initiated to evaluate the economic potential of two new prospects, Ho Gan East and Bong Mieu West. At the Nui Kem mine, the exploration decline portal has been completed and the first 70 metres of the tunnel has been developed.

During the year ended December 31, 2006, deferred exploration and development costs of $3,147,855 were incurred for the Bong Mieu Gold Property.

2007 Work

As of March 31, 2007 Olympus has completed six holes totalling approximately 212 metres in the BM Central (VN 220) Area 11 to evaluate the east extension of the narrow, but high grade vein-structure mined at Area 11. The program has confirmed that the mineralized structure extends for more than 100 m to the east.

Follow-up of high-grade mineralization identified on the south trend which hosts the BM underground deposit (VN 230) has returned encouraging results. The vein zone, as intermittently exposed on surface, has now been defined over 650 metres of strike length.

During the quarter ended March 31, 2007, deferred exploration costs of $616,988 were incurred for the Bong Mieu Gold Property.

(e)    Main mineral occurrences

Olympus is exploring the Bong Mieu project area for primary gold deposits. The majority of gold deposits and prospects on the property lie within the core and on both limbs of the Bong Mieu anticline. Mineralization at all locations, except that at Ho Ray, occurs within shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist and/or sulphide bearing schist. The Ho Ray mineralization occurs within calc-silicate lithologies and underlying quartzite, biotite schist and gneiss. The mineralization has an apparent stratabound distribution. The most significant mineral occurrences on the property are the Ho Gan, Ho Ray and Nui Kem. Resource and reserve estimates for these deposits are summarized as following:

Ho Gan (Bong Mieu Central)

Gold mineralization is located within several closely stacked shallow dipping shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist, and/or sulphide bearing schist (occasionally oxidized and carrying limonite/goethite). Some shears have demonstrated lateral extent to some 2 km. The most common sulphide is pyrite. Galena and arsenopyrite also occur.

Much of the deposit outcrops or occurs shallowly beneath the surface and varies in thickness, with a maximum thickness of 11.6 m.

Ho Ray and Thac Trang (Bong Mieu East)

The Ho Ray and Thac Trang gold (plus minor sulphide) mineralization occurs within calc-silicate rocks.

The gold is often associated tungsten mineralization which occurs as scheelite.

Nui Kem (Bong Mieu Underground)

Gold mineralization is hosted by quartz+sulphide veins that occupy shears in the underlying quartz+feldspar+biotite schist and gneiss. They have been exploited over a strike length of some 2 km and down dip for at least 350 m. The common sulphide minerals are pyrite, galena, sphalerite, lesser pyrrhotite and. The veins vary in thickness up to 2.2 m and average 1.0 m.

The Bong Mieu property hosts five other gold occurrences that warrant additional exploration to determine economic viability. These occurrences are located in Bong Mieu area and have significant exploration potential that could result in development.

(f)    Resource and Reserve Estimates

The mineral reserve and mineral resource estimates contained in this registration statement have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’). These standards are similar to those used by the United States Securities and Exchange Commission’s (‘‘SEC’’) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7.

Summary of Bong Mieu Gold Property Mineral Reserve and Resource Estimates

Diluted Proven and Probable Reserves*

Category/Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven: Bong Mieu Central Open Pit(1)	189,200	2.74	16,666
Probable: Bong Mieu Central Open Pit(1)	668,800	2.32	49,884
Proven plus Probable: Bong Mieu Central Open Pit(1)	858,000	2.42	66,550

Notes:
(1)	Employed a 0.68 g Au/t grade cut-off and 10% dilution with 0.3 g Au/t material. The cut-off grade was determined from the estimated life-of-mine operating cost which includes mining, processing, administration, refining, reclamation and development costs. The economic evaluation summary provided four different scenarios based on gold prices of: US$350, US$375, US$400 and US$425 per oz and an estimated cash operating cost of US$187.53 per oz. The selected cut-off grade is the minimum ore grade which is economically mineable at a gold price of US$400 per oz. The projected life-of-mine average gold recovery assumption was 81.5% and the evaluation indicated that the first seven months of production would have a throughput of 500 t/day and after which throughput would increase to 800 t/day.
*	These proven and probable reserve estimates were prepared by Micon International Limited (‘‘Micon’’) in November 2004. In preparing these estimates Micon relied on mineral resource estimates audited by Watts, Griffis and McOuat (’WGM’’) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings atwww.sedar.com.

Mineral Resources Estimates**

Measured & Indicated Resources				Inferred Resources(1)
Category/Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Category/Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Central(2)	1,111,900	2.36	84,300	Bong Mieu Central	96,200	2.17	6,700
Bong Mieu East(3)	878,000	1.90	53,600	Bong Mieu East(3)	1,380,000	1.80	79,800
Bong Mieu Underground(4)	216,700	6.51	45,300	Bong Mieu Underground(4)	1,220,000	8.10	317,300

The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves totalling
66,550 ounces as set out in the above table.

Notes:
(1)	Inferred resources are in addition to measured and indicated resources.
(2)	Employed 0.5 g Au/t grade cut-off and 10 g Au/t grade capping. Refer to Note (1) under the Proven and Probable Reserves Table for Bong Mieu Central Open Pit for further details on grade cut-off.
(3)	Employed 0.8 g Au/t grade cut-off and 10 g Au/t grade capping.
(4)	Employed 3.0 g Au/t grade cut-off and 30 g Au/t grade capping.
**	Updated by Olympus (March 2005) from the prior mineral resource audit prepared by Watts, Griffis and McOuat (‘‘WGM’’) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com.

ITEM 5:	Operating and Financial Review and Prospects

The following is a discussion of the results of operations of the Company for the fiscal years ended December 31, 2006, 2005 and 2004, and the three month periods ended March 31, 2007 and March 31, 2006, and should be read in conjunction with the audited and unaudited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Registration Statement. Unless indicated otherwise, all references herein are to Canadian dollars. Please refer to ‘‘Item 3: Key Information’’ for exchange rate information on the Canadian dollar.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as ‘‘plans’’, ‘‘expects’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of production and exploration activities, the estimation or realization of mineral reserves and resources, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 3 in the section entitled ‘‘Risk Factors’’. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 18 of the financial statements for the years ended December 31, 2006, 2005 and 2004 and the three-month periods ended March 31, 2007 and 2006 for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s annual audited and interim unaudited financial statements, respectively. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in ‘‘Risk Factors’’ and elsewhere in this Registration Statement.

Overview

Olympus is an international mineral exploration and development company engaged in the business of acquiring and developing mineral properties in Southeast Asia. The Company’s long-term strategy is to position itself as a significant gold producer in Southeast Asia. The Company currently owns interests in two gold properties in Vietnam, which are referred to in this application as the Phuoc Son gold property and the Bong Mieu gold property. The Company has also submitted applications to acquire interests in several other properties in Vietnam, Philippines and Laos.

The Ho Gan plant at the Bong Mieu gold property has been commissioned and commercial production started in the fourth quarter of 2006. There are no further significant capital expenditures anticipated to be incurred in 2007 for the plant. The Company poured its first 3.6 kg doré bar on February 15, 2006 and the Company is its exploration programs at Bong Mieu. As of December 31, 2006 Olympus has completed 66 drill holes totalling approximately 3,020 meters on the Bong Mieu property. Metallurgical test-work on representative Bong Mieu East resource estimates are expected in the third quarter 2007.

At the Company’s Phuoc Son gold property, on January 25, 2006, the Company secured a mining license in respect of the Bai Dat and Bai Go deposits (the ‘‘Dak Sa Underground’’). Additional metallurgical testing is underway to optimize the recoveries and to enable the final selection of the process equipment. The Company has received approval of its Environmental Impact Assessment Study. The Company expects to place the Dak Sa Underground into production, subject to obtaining the necessary financing. The Dak Sa mine construction is estimated to cost approximately US $39 million with the funding for this project to be financed by a combination of debt and equity. The continued drilling at the North Deposit has been significantly enlarged and now extends in excess of 900 metres in a north-south orientation. The drilling has also confirmed that the deposit remains open for further expansion. Drilling in 2007 continues to focus on continuing to enlarge the deposit as well as bringing the currently outlined exploration extensions to mineral resource status.

5A.    Operating Results

Bong Mieu Gold Property

Olympus has made significant progress during the last year having completed construction of its gold processing plant at Bong Mieu Central (‘‘BM Central’’) where the first 3.65 kilogram gold dore bar was poured on February 15, 2006. The plant was built on budget at US$4.5 million but the start up was slightly delayed due to the typical annual heavy rain falls (‘‘monsoon’’) from May to October. The plant is currently operating with a throughput of about 500 tonnes per day (‘‘tpd’’). The Bong Mieu Central (Ho Gan) pilot plant project reached commercial production levels effective October 1, 2006. To increase gold recoveries by second quarter 2007, a re-grind circuit was received in December 2006 and was installed in the first quarter of 2007. A control and monitoring system was installed in December 2006 and was implemented in first quarter 2007. There are no further significant capital expenditures anticipated to be incurred in 2007 for the gold processing plant at this stage. On November 1, 2005, Bong Mieu Gold Mining Company entered into a refining and sales contract with Argor-Heraeus SA (‘‘Argor’’) whereby Bong Mieu delivers dore bars which contain gold and silver to Argor’s delivery point at which point the risks of ownership pass to Argor. Argor purchases the gold and silver from Bong Mieu at an amount equal to the value of the gold and silver shipment less any refining and transport charges. The value of the gold and silver is determined by a number of factors such as the market price of gold and silver and assuming a specified return rate on gold and silver equal to 99.95% and 98%, respectively. The price of gold used in the calculation is equal to the London Bullion market AM-fixing in US dollars per troy ounce and the price of silver used is equal to the silver-fixing of the London Bullion market in US dollars per troy ounce. The contract is valid from November 1, 2005 until October 31, 2007, with an option to extend the contract if agreed upon by both parties. Currently, the Company has one customer, Argor. If Argor was unable to purchase our gold, management believes another customer could be procured on a timely basis and any inventoried dore bars could be sold at the then market value.

Based upon an evaluation of the operating results of the Bong Mieu Central (Ho Gan) plant since the commencement of commercial production, management has determined during the fourth quarter of 2006 that the carrying amount of the long-lived assets related to the Bong Mieu Central (Ho Gan) mine was not fully recoverable. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development cost.

At Bong Mieu Underground (‘‘BM Underground’’), an underground deposit mined in the 1940s, the Company has rehabilitated some 500 meters of previous workings since October 2005. BM Underground is fully permitted to mine and is located within one kilometre of the BM Central plant.

Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. As of March 31, 2007 Olympus has completed six holes totalling approximately 212 metres in the BM

Central (VN 220) Area 11 to evaluate the east extension of the narrow, but high grade vein-structure mined at Area 11. The program has confirmed that the mineralized structure extends for more than 100 m to the east. Drilling results from the program indicated significant tungsten mineralization associated with the gold bearing zone. The associated tungsten may enhance the potential value of the mineralization.

Metallurgical test-work by SGS Lakefield Research (‘‘Lakefield’’) in Canada on representative Bong Mieu East sulfide ore types continued during the third and fourth quarter. The results of the metallurgical test-work and the updating of the Bong Mieu East resource estimates are expected in third quarter 2007.

Elsewhere on the property, surface prospecting and trenching have new areas of prospective alteration and mineralisation on the property which will be further evaluated and tested by drilling during 2007.

Phuoc Son Gold Property

On January 25, 2006, the Company received approval of its Mining Licence for the Dak Sa Underground deposits located on the Phuoc Son property. The Dak SA Underground is now fully permitted and the Company has substantially completed the in-house scoping study. The purpose of the in-house scoping study is to ascertain the costs associated with the construction and operation of a mine to process the ore, determine the process that will maximize gold recovery and assess the financial viability of such a project. Once the study is completed indicating economic viability and all required licenses are obtained, the construction of the mine and production should follow within 18 to 24 months.

The capital costs for the Phuoc Son project are estimated to be approximately $34 million. The project cost increase is related mainly to mine and plant site design and access changes as well as the impact of rising labor and raw material costs occurring industry-wide. Project highlights for the first quarter 2007 include; but, not limited, to the following:

•	Site earthworks are ongoing

•	Finalized construction schedule for the months of April-June, 2007

•	Finished implementation of the additional slope stabilization works above the Bai Dat twin portals

•	Completed construction of permanent explosive magazine with government inspection to occur in second quarter 2007

As of December 2006, Olympus had completed 63 drill holes for 11,330 metres largely in the North Deposit area. Results from this drilling have continued to be positive. To evaluate new exploration approaches at Phuoc Son, eight kilometres of Induced Polarization (IP) surveys were completed over the known mineralization at the North and South deposits. The orientation survey successfully identified the known mineralized deposits the exploration licence is in the process of being renewed.

The Dak Sa North Deposit has been significantly extended in strike length and now extends in excess of 900 meters in a north-south direction. In April 2006, resource estimates were completed to update the North Deposit ore body, incorporating the results of drilling to March 31, 2006. On March 7, 2007, the Company released updated resource estimates for Phuoc Son incorporating the results of drilling up to October 2006. Exploration drilling completed in the Bai Choui Area located between the North and South deposits returned favorable results. Consequently, further exploration and step-out drilling is planned in 2007 to address this highly prospective mineralized area and to advance it to resource status. A NI 43-101 Compliant Independent Technical Report is being prepared which will include the updated resource estimate and incorporate drill results to date.

Current trends, uncertainties, or events that could impact our results:

1.	The current gold price volatility could impact our profitability at our current operating mine and economic viability at development and exploration projects

2.	Our successful raising of additional funds through equity issuance or debt will determine the extent of exploration activities and development

3.	Our loan facilities agreement with Macquarie Bank Limited (MBL) is repayable on July 31, 2007 but may be extended to June 30, 2008 at the option of MBL. The Company expects to be doing further share placements and obtain additional financing in second and third quarter of 2007. Consequently, if the MBL loan is not renewed, this will not likely have any impact on our Company’s results of operations.

4.	Refer to Item 3D for complete list of risks.

Management’s Discussion and Analysis Three Months Period Ended March 31, 2007 Compared to Three Months Period Ended March 31, 2006

Results of Operation

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006. Since September 30, 2006, our Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. A total of 1,460 ounces of gold were sold for proceeds of $1,119,084 during the first quarter of 2007.

During the quarter ended March 31, 2007, the Company’s costs and expenses were $4,015,019, representing an increase of $3,055,948 from $959,071 for quarter ended March 31, 2006. The difference is principally due to: cost of sales of $1,577,892, a non-cash increase of $645,245 in stock-based compensation related to the grant of options, a decrease of $27,561 related to regulatory fees for the TSX listing, an increase of $257,708 in management fees and salaries mainly related to the staffing increases, an increase of $76,293 of professional fees related to audit, legal and compliance work, an increase of $26,869 in office and general administration expenses, a decrease of $37,169 in investor relations and promotion, an increase of $113,542 in consulting fees, a decrease of $80,456 in travel, an increase in amortization of $450,826 mainly due to the start of commercial production at the Bong Mieu Central (VN220) mine in fourth quarter 2006 and an increase of $37,796 in exploration activities in Southeast Asia.

Interest expense increased from nil in 2006 to $128,879 in 2007, as a result of the Macquarie financing arrangement. Transactions costs of $265,488 were expensed in Q1 2007 when the potential Zedex merger was withdrawn.

Twelve Months Ended December 31, 2006 Compared to Twelve Months Ended December 31, 2005

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006, with revenues of $1,644,040 (2,316 oz) in fourth quarter 2006. After September 30, 2006, our Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. A total of 4,651 ounces of gold were sold for proceeds of USD$2,917,582 during 2006 of which 2,335 oz with proceeds of USD$1,469,309 were netted against deferred development costs.

During the year ended December 31, 2006, the Company’s costs and expenses were $6,557,755, representing an increase of $3,554,551 from $3,003,204 for year ended December 31, 2005. The difference is principally due to: cost of sales of $1,535,891, a non-cash decrease of $344,044 in stock-based compensation related to the grant of options, an increase of $163,682 related to regulatory fees for the TSX listing, an increase of $638,129 in management fees and salaries mainly related to the staffing increases, an increase of $165,862 of professional fees related to audit, legal and compliance work, an increase of $277,369 in office and general administration expenses, an increase of $165,973 in consulting fees, an increase in amortization of $576,318 mainly due to the start of commercial production at the Bong Mieu Central (VN220) mine in fourth quarter 2006 and an increase of $196,092 in exploration activities in Southeast Asia.

The 2006 results also reflect a deferred exploration cost write off of $438,931 related to properties no longer being pursued by the Company and a $4,280,000 impairment charge against deferred development costs related to the Bong Mieu Central (Ho Gan) mine. During the fourth quarter 2007, management determined that the Bong Mieu Central mine was not going to reach the original estimated future throughput levels, resulting in the estimated undiscounted future cash flows being less than the carrying value of the Bong Mieu Central (Ho Gan) related assets. Consequently, the Company measured and recorded an impairment charge of $4,280,000. Foreign exchange gains of $9,062 were experienced in 2006 in comparison to foreign exchange gains of $239,626 in 2005 as a result of the stable exchange rates that occurred between Canada and United States in 2006. Interest income increased from $21,029 in 2005 to $272,156 in 2006, as the average invested cash balance was significantly higher than 2005 as a result of a private placement in March 2006. Interest expense increased from $23,203 in 2005 to $127,262 in 2006, as a result of the Macquarie financing arrangement.

Twelve Months Ended December 31, 2005 Compared to Twelve Months Ended December 31, 2004

As at December 31, 2005, the Company had not begun production on any of its properties and does not have revenues or cash flows from operations.

During the year ended December 31, 2005, the Company’s total operating expenses of $3,063,799 were higher than in 2004 ($2,083,370). The difference is principally due to a non-cash increase of $780,000 in stock-based compensation related to the grant of options which vested during the year. Management fees also increased by $138,000 due to the addition of one officer and to another position becoming full time. Consulting fees increased $81,000 over the previous year in relation to an agreement with a previous officer of the Company.

Other items such as interest income decreased by $8,700 compared to 2004 as the average invested cash balance was lower during 2005.

Twelve Months Ended December 31, 2004 Compared to Twelve Months Ended December 31, 2003

During the year ended December 31, 2004, the Company’s total operating expenses were $2,083,370 compared to $1,414,199 in 2003. The major components of this increase are as follows: management fees and salaries and stock-based compensation increased by $296,094 and $147,824, respectively, as senior officers were added to the management team. Travel has also increased $211,536 as a result of more frequent visits to the properties by the senior staff and travel related to investor relations efforts. The above variations are reflective of the increased level of activity of the Company.

As the Company has no production the only revenue the Company receives is interest revenue and miscellaneous income. Other items such as interest income increased by $12,766 compared to 2003 as the average invested cash balance was higher. The Company has recorded an $18,000 gain in 2004 from the sale of marketable securities. Also in 2004, $20,632 related to applications for mineral properties in countries other than Vietnam have been expensed.

Government Economic, Fiscal, Monetary or Political Policies or Factors

In order to explore, invest, mine, export or import equipment in Vietnam, the Company goes through a licensing process to obtain the specific licenses. This can be a lengthy process and, as a result, the Company must include the licensing process into the project plan when determining the time frame of a project. However, obtaining licenses can take longer than anticipated and could result in additional costs to the Company if delays are experienced that impact our projects or existing operations.

On January 11, 2007, Vietnam became a full member of the World Trade Organization (‘‘WTO’’). After becoming a full member of the WTO, various commitments Vietnam has made for joining the WTO will become effective. These commitments impact a number of areas such as tariffs and duties on goods, foreign service providers’ access to Vietnam, foreign ownership, reforms on Vietnam’s legal and institutional set up for trade, foreign exchange, commercial business, trading rights, policy making, duties, restrictions, pricing and export restrictions. The overall changes will further expand Vietnam’s access to the global economy and facilitate doing business in Vietnam. These reforms have no immediate impact on the Company but would likely make it easier in the future for the Company to engage in business activities in Vietnam.

5B.    Liquidity and Capital Resources

The Company receives cash for use in exploration, development and future operations mainly from the issuance of common shares, debt financing, exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at March 31, 2007, the cash and cash equivalents’ balance was $13,529,901 compared to $15,231,450 as at March 31, 2006. There was a $15,660,000 private placement closed on March 31, 2006 where the Company issued 27,000,000 shares at $0.58 in comparison to a $12,000,000 private placement that closed March 19, 2007 where the Company issued 21,428,571 shares at $0.56 per share. The remaining net proceeds are being directed mainly to exploration activities in Southeast Asia, development of the Dak Sa deposits at Phuoc Son and for general corporate purposes. In February 2006, the Company also entered into a US$2.0 million loan facility (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter. The Facility bears an interest rate of LIBOR plus 2.75% and is repayable on July 31, 2007 (amended from June 30, 2007) but may be extended to June 30, 2008 at the option of MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until July 31, 2007 and $0.4514 until the ultimate repayment date (currently July 31, 2007 with an option to extend until June 30, 2008). The Company can also accelerate exercise of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions. The Facility agreement specifies some restrictions including, but not limited to, the Company must not incur any indebtedness other than permitted financial indebtedness as defined under the Facility agreement. Permitted indebtedness includes any agreement entered into the ordinary course of business to acquire an asset or service where payment for the asset or service is deferred for a period of not more than 90 days and does not exceed, in aggregate, an amount of US $100,000 for each transaction party. Each transaction party is defined as Olympus, Bong Mieu and Formwell. The Facility agreement specifies that the transaction parties must not allow any encumbrance over its assets other than a permitted encumbrance or acquire an asset that is subject to an encumbrance that is not a permitted encumbrance. Each transaction party must not sell, assign, transfer or dispose of or partially dispose of any assets except an asset that does not form part of the secured property or an asset which is replaced by a similar asset. Each transaction party must not reduce its capital, buy back or redeem its shares or other securities issued to it or provide any financial assistance. Each transaction party may not make a distribution without the prior written consent of MBL. A distribution is defined as a dividend, distribution or any other amount related to a marketable security issued by the transaction party or interest or fee paid by the transaction party on any financial accommodation provided by a person holding a direct or indirect interest in the transaction party. The requirement for a written consent for distributions has not had a significant impact on our cash obligations to date as we have not paid out any dividends. Intercompany loans amongst transaction parties cannot be repaid to the lending transaction party unless the lending transaction party uses the proceeds of repayment to repay the MBL Facility. The above restriction on intercompany loan settlement does not significantly impact our ability to meet cash obligations as it does not prevent the provision of intercompany loans and only affects the method and timing of intercompany loan settlements. The loan is secured and guaranteed by Bong Mieu Gold Mining Company Limited and Formwell Holdings Limited. On June 27, 2007, MBL exercised their warrants and the loan facility was extinguished.

In Vietnam, Bong Mieu and Phuoc Son are able to receive funding from the Company based on loan agreements and the receipt of a Vietnamese State Bank Certificate with respect to foreign loans and repayments. Any foreign loans must receive a certification of registration of borrowing and repayment with the State Bank of Vietnam. The total of the foreign loan amounts and legal capital must not exceed the investment capital stated in the investment license. In the case of Bong Mieu and Phuoc Son, the total of the loans and legal capital are below the stated investment capital of the investment license for each project.

Profits earned in Vietnam transferred abroad annually shall be the amount of profits of a fiscal year distributed to the foreign investor after payment of corporate income tax, plus (+) other profits earned in the year, such as profits from assignment of capital, from assignment of assets, items of corporate income tax which were paid and then refunded to the foreign investor in accordance with the provisions of the Law on Corporate Income Tax; less (−) items which the foreign investor has used or undertaken to use to re-invest in Vietnam, profit items which the foreign investor has used to pay out the expenses of such foreign investor for production and business operations or for private needs of the investor in Vietnam, and profit items provisionally transferred during the year. The amount of income that an investor is permitted to transfer abroad in a fiscal year shall be determined after the Company submits an audited financial report and a tax finalization report for the fiscal year with the local tax office which manages the enterprise. Foreign investors shall be permitted to transfer profits abroad in the following circumstances: (i) Annual transfer and one-off transfer of the whole of the amount of profits distributed or earned after the end of the fiscal year and after filing a tax finalization report with the tax office, (ii) Provisional transfer during a fiscal year once every quarter or once every six months after payment of corporate income tax in accordance with the Law on Corporate Income Tax (except for foreign investors exempt from corporate income tax in accordance with the provisions of the Law on Corporate Income Tax and the Law on Foreign Investment in Vietnam), (iii) Transfer of profits upon termination of business operation in Vietnam in accordance with the Law on Foreign Investment in Vietnam.

During the three month period ended March 31, 2007, Olympus invested $1,098,016 in exploration and development and $531,579 in acquisitions of capital assets.

The Company received its mining permit at Phuoc Son on January 25, 2006. The Company is evaluating project funding for Phuoc Son to determine whether it will be raised either through equity or debt financing.    Although the Company has been successful in accessing the equity markets in the past, there is no guarantee that this will continue to be available. The ability of the Company to continue operations beyond 2007 is dependent upon obtaining the necessary funding to continue its exploration programs or the realization of proceeds from the sale of one or more of its properties and/or assets, of which there can be no assurance. The Company has an estimated budgeted spend of US$5M on its exploration program in 2007 and in total for 2007 and 2008 approximately US$39M for the Phuoc Son exploration, development and mine construction. Achieving these budgeted expenditures is dependent upon obtaining the necessary funding during 2007. The Company’s capital requirements in the future are largely dependent on the success of the exploration activities.

5C.    Research and development, patents and licenses, etc

The Company holds an Investment Licence and a Mining Licence covering 30 square km within the Bong Mieu Gold Property area. The Investment Licence area contains three deposits: Bong Mieu Central and Bong Mieu East (open-pit deposits) and Bong Mieu Underground. The Exploration Licence renewal application for the portion of the property not covered by the Mining Licence has been submitted and is being reviewed by the Vietnamese authorities.

On January 25, 2006, the Company received the granting of a Mining Licence by the Government of Vietnam to mine and develop its high-grade Dak Sa deposits within the Phuoc Son Gold property area. The Company is the process of obtaining two additional licenses, the construction license and the import license for mining equipment.

The Company is in the process of renewing the exploration license for the Bong Mieu Gold Property and Phuoc Son Property area.

5D.    Trend Information

Not Applicable

5E.    Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

5F.    Tabular Disclosure of Contractual Obligations

Table No. 4:    Tabular Disclosure of Contractual Obligations as at March 31, 2007

	Payments Due by Period
Contractual Obligations	Total	Less than One Year	1 – 3 Years	3 – 5 Years	More than Five Years
Debt Facility	$2,309,200	$2,309,200	$—	—	—
Capital lease obligations	330,786	330,786	—	—	—
Operating lease obligations	44,445	40,808	3,637	—	—
Purchase obligations – supplies and services	1,154,263	1,139,888	14,375	—	—
Purchase obligations – capital	1,042,583	1,030,833	11,750	—	—
Purchase obligations – power supply	181,850	181,850	—	—	—
Asset retirement obligations	1,262,314	59,173	1,203,141	—	—
Total	$6,325,441	$5,092,538	$1,232,903	—	—

ITEM 6:	Directors, Senior Management, and Employees

6A.    Directors and Senior Management

Table No. 5:    Directors and Senior Management

Name	Title	Date of Birth	Date of First Election or Appointment
David A. Seton	Executive Chairman and Director	Dec. 13, 1955	Aug. 1, 1996
Jon Morda	Director	Jan. 13, 1952	Aug. 16, 2006
John A.G. Seton	Director	Jan. 10, 1963	Jul. 7, 1999
Peter G. Meredith(1)	Director	May 26, 1943	Mar. 23, 2004
Kevin Flaherty	Director	Dec. 20, 1959	May 1, 2007
Colin D. Patterson	CEO and President	Jan. 29, 1954	Jul. 15, 2005
T. Douglas Willock	Director	Jan 8, 1953	Feb. 16, 2006
Peter Tiedemann	CFO, Corporate Secretary	Sept 18, 1942	Jul. 25, 2006
Roger F. Dahn	VP Exploration	Sep. 24, 1959	Jan. 12, 2004
Pamela Campagnoni	VP Finance	Dec. 6, 1972	Aug. 1, 2006
Charles Barclay	VP Operations	Dec. 18, 1950	Mar. 1, 2006

(1)	Completed his term as director as of June 7, 2007

A brief education and relevant work history of our Directors and Management follows:

David A. Seton

Mr. David Seton has served variously as a director or managing director of a number of companies listed on the New Zealand and Australian Stock Exchanges. He takes responsibility for the overall coordination of Olympus’ strategic planning as Executive Chairman and Director of Olympus. He has seventeen years business experience in Vietnam and over 25 years in the mining industry. David Seton is the brother of John Seton.

Jon Morda

Jon Morda has a Bachelor of Arts degree from the University of Toronto (1975) and is a member of the Institute of Chartered Accountants of Ontario (1980). He has over 20 years’ experience in the mining industry, with several positions as Chief Financial Officer of mineral exploration and gold producing companies listed on the Toronto Stock Exchange. Mr. Morda is presently Chief Financial Officer of Alamos Gold Inc. in Toronto, a TSX listed company.

John A.G. Seton

John Seton, a lawyer, is a former President of Olympus Pacific, and has extensive business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council. He is or has been a director of a number of companies listed on the Australian Stock Exchange and the New Zealand Stock Exchange. He is currently the Chairman of Zedex Minerals Limited and a Director of New Zealand-listed SmartPay Limited. John Seton is the brother of David Seton.

Peter G. Meredith

A Canadian Chartered Accountant, Mr. Meredith is Deputy Chairman of Ivanhoe Mines Ltd. having served previously as CFO of Ivanhoe Mines Ltd. for 10 years. Previously, he spent 31 years with Deloitte and Touche LLP, on of the world’s largest accounting firms. He was a senior partner with Deloitte for 20 years and was a member of its board of directors. He brings extensive experience in regulatory compliance and corporate finance, with an emphasis on public resource companies. Peter holds directorships with the following corporations: Asia Gold Corp. (TSX- Venture Exchange), Entrée Gold Inc. (TSX Exchange), Jinshan Gold Mines Inc. (TSX Exchange), Ivanhoe Mines Limited (TSX Exchange, NASDAQ, NYSE) and the Great Canadian Gaming Corporation (TSX Exchange).

T. Douglas Willock

Douglas Willock has over 20 years of experience in the investment banking industry having co-led the Canadian mining groups of National Bank Financial (formerly, Lévesque Beaubien Geoffrion Inc.) and Deutsche Bank Securities Inc. He was a vice-president of Scotia Capital Markets and an assistant vice-president at CIBC World Markets. Doug is currently the President and Chief Executive Officer and a Director of Polar Mining Corporation, a privately held Ontario company. From May 2001 to December 2006, he acted for Exall Resources Limited (now known as Gold Eagle Mines Ltd.), initially as Vice President, Corporate Development and later as a Director as well. Doug has a Bachelor of Arts (History) from the University of British Columbia and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Kevin Flaherty

Kevin Flaherty has considerable Board experience with successful publicly traded Canadian mining and exploration companies. Mr. Flaherty is based in Canada and presently is Chairman and Chief Executive Officer of Celtic Minerals Ltd. Kevin Flaherty is independent Director of Olympus Pacific Minerals, Inc. and Chairman of Corp. Governance, member of Audit Committee, and member of Compensation Committee. Kevin has BA in Economics and MBA from University of Calgary.

Colin D. Patterson

Mr. Colin Patterson is a professional engineer and brings over thirty years’ experience in the mining industry to the Applicant. He holds degrees in Mining Engineering from the University of Witwatersrand and Business Economics and Finance from the University of South Africa. In addition to having held senior positions, including Emperor Mines, Pan Palladium and Zedex Minerals Limited., Mr. Patterson has also owned and managed a consulting firm involved in numerous projects worldwide. He is a fellow of the Australian Institute of Mining and Metallurgy, a Chartered Professional Mining Engineer (Australia. Colin spends about 90% of his time on Olympus Pacific Minerals Inc. Colin is a director of Odin Mining and Exploration Ltd., listed on the TSX-Venture exchange, and Phoenix Gold Fund and provides general advisory work for a selected few business colleagues.

Peter Tiedemann

Peter Tiedemann received a Bachelor of Commerce degree from the University of Auckland and has considerable financial and consulting experience spanning some 40 years. His involvement with chief financial officer responsibilities has covered a wide range of companies including Fortune 500 corporations: Canon NZ, Pitney Bowes NZ and DRG New Zealand Ltd. Peter spends about 80% of his time on Olympus Pacific Minerals Inc. Peter is a partner in Tiedemann & Partners and a director of Wholesale Products Trading Limited, both private enterprises. Tiedemann & Partners provides business consulting to clients and Wholesale Products Trading Limited performs non-mining joint venture and project management services.

Roger Dahn

Roger Dahn has a Bachelor of Science (geology) degree from Mount Allison University (1981) and is a member of the Association of Professional Engineers and Geoscientists of New Brunswick. He has over 20 years of experience in the mining exploration industry having worked for a number of major gold mining companies.

Pamela Campagnoni

Ms. Campagnoni received a Bachelor of Commerce degree from the University of Toronto. She went on to successfully obtain her CA designation in 1997 and received her CPA (Illinois) in 2000.

Ms. Campagnoni spent 10 years in the Assurance practice with Ernst & Young LLP, leaving as a senior audit manager and the last two years with Barrick Gold Corp. as senior manager leading the Accounting Policy and Continuous Disclosure Group.

Charles Barclay

Charles Barclay is a former member of the association of Mine Managers of South Africa. He has 35 years experience in the gold mining sector, of which 25 years have been in senior management roles in developing and ‘third world’ jurisdictions. Since leaving the role of COO of Emperor Mines, Fiji, in 2000, he has worked in Malaysia and Papua New Guinea as an independent consultant designing mines and constructing one before joining Olympus in February 2006.

6B.    Compensation

Table No. 6:    Compensation of Directors, Management and Employees

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation
		Salary ($)(2)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)(3)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
David A. Seton(4)	2006	174,375	70,319	Nil	Nil	N/A	N/A	Nil
Chairman & CEO	2005	164,822	40,608	Nil	2,000,000	N/A	N/A	Nil
	2004	65,323	Nil	Nil	Nil	N/A	N/A	Nil
Peter Tiedemann	2006	65,742	N/A	N/A	100,000	N/A	N/A	N/A
Acting CFO & Secretary	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Colin Patterson(5)	2006	192,710	70,319	N/A	Nil	N/A	N/A	N/A
CEO and President	2005	119,603	39,554	N/A	2,000,000(6)	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Roger Dahn	2006	149,947	N/A	N/A	316,140	N/A	N/A	N/A
VP Exploration(7)	2005	132,000	N/A	N/A	197,500	N/A	N/A	N/A
	2004	120,000	N/A	N/A	250,000	N/A	N/A	N/A
Charles Barclay(8)	2006	176,907	33,557	N/A	1,000,000	N/A	N/A	N/A
VP Operations	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Erik H. Martin(9)	2006	82,235	10,665	Nil	12,110	N/A	N/A	N/A
Former CFO	2005	136,171	3,835	Nil	300,000	N/A	N/A	Nil
	2004	49,000	Nil	Nil	200,000	N/A	N/A	N/A
Joseph J. Baylis(10)	2006	Nil	Nil	Nil	Nil	N/A	N/A	N/A
Former President & CEO	2005	87,710	Nil	Nil	1,250,000(11)	N/A	N/A	US$73,333
	2004	145,859	Nil	Nil	Nil	N/A	N/A	N/A
Donald Robson(12)	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Vice-President & CFO	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	55,000	Nil	Nil	Nil	N/A	N/A	N/A

NOTES:
(1)	Financial years ended December 31.
(2)	Amounts converted to Canadian dollars using Bank of Canada exchange rates at end of December for each respective year rounded to the nearest dollar.
(3)	Figures represent options granted during a particular year; see ‘‘Aggregate Option’’ table for the aggregate number of options outstanding at year end.
(4)	Mr. Seton was appointed as Chief Executive Officer of the Company on November 17, 2005.

(5)	Mr. Patterson was appointed President of the Company on July 15, 2005.
(6)	Of these options, 1,000,000 shares are subject to vesting on achievement of set objectives.
(7)	Mr. Dahn was appointed VP Exploration of the Company on January 12, 2004.
(8)	Mr. Barclay was appointed Country Manager (Vietnam) of the Company on March 1, 2006.
(9)	Mr. Martin ceased to be the Chief Financial Officer of the Company on July 25, 2006.
(10)	Mr. Baylis ceased to be the President and Chief Executive Officer of the Company on July 12, 2005.
(11)	The options are subject to an exercise provision (the ‘‘Exercise Provision’’) whereby Mr. Baylis may not sell more than 500,000 optioned shares within any six month period upon exercise of all or any part of the option without the prior written consent of the Company and the Company, may within that ten day notice period (the ‘‘Exercise Sale Notice’’) pay to Mr. Baylis, in lieu of issued common shares of the Company upon such proposed exercise of the option, a cash amount equal to the spread between the exercise price of the option proposed to be exercised and the average of the closing price of the Company’s common shares as reported on the Toronto Stock Exchange (‘‘Exchange’’) for the five trading days preceding the date of the Exercise Sale Notice and, in the event of such election and payment by the Company, that portion of the option will be cancelled. If Mr. Baylis proposes in the Exercise Sale Notice to sell 100,000 or more shares within 7 days of the exercise of the option the Company will have the right, in lieu of the foregoing cash payment, to arrange for the purchase of such shares over the facilities of the Exchange.
(12)	Mr. Robson ceased to be the Chief Financial Officer on October 12, 2004 and on June 16, 2005 ceased to be the Vice-President.

6B.1.    Termination Agreements for Directors and Senior Officers

The Company currently has the following arrangement set forth below in place with respect to remuneration received or that may be received by the executive officers or directors of the Company in respect of compensating such officer or director in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per officer or director.

On July 15, 2005, the Company entered into a management services agreement (‘‘the Agreement’’) with Mr. Joseph Baylis, the former President and Chief Executive Officer of the Company, doing Business as Wyndspire Advisors, which provides for a base salary of US$160,000 plus reimbursement of expenses (the ‘‘Fee’’) and the payment of up to $10,000 for reimbursement of all legal fees and disbursements incurred in connection with his resignation as President and Chief Executive Officer and the entering into the Agreement for the appointment as independent consultant. In the event of termination, without cause, or default by the Company, Mr. Baylis was entitled to receive a severance payment in lieu of notice, equal to the full compensation through to the date of termination plus a lump sum payment equal to the balance of the Fee which would otherwise have been paid for the remainder of the term, and any options were to remain in full force and effect for the balance of their term. The Agreement was for a term of a one year.

Under the terms of a management services agreement dated July 16, 2005, (the ‘‘Management Services Agreement’’), between the Company and Orangue Holdings Limited (‘‘Orangue’’), a company associated with David A. Seton, Chairman and Chief Executive Officer the Company, it was agreed that Orangue would provide a Manager – David A. Seton (the ‘‘Consultant’’) to serve as Chief Executive Officer of the Company for a period of two years at a rate of US$150,000 per year with annual bonus up to a maximum of $150,000 measured against objectives set by the Board. Under the Management Services Agreement, the Consultant received 1,000,000 fully vested stock options of the Company and an additional 1,000,000 vesting on achievement of set objectives. The Company can terminate the Management Services Agreement by paying a severance to Orangue equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the Management Services Agreement, respectively. On March 22, 2007, an extension and amendment of the existing July 16, 2005 contract was signed. The extension period covers from July 16, 2007 to July 16, 2009. Main amendments to the contract: (i) $180,000 CAD per annum and half-yearly bonus of up to 50% of the annual fee each January and July at the discretion of the Board with no performance critera; (ii) grant of 3,000,000 five-year share options exercisable (subject to TSX approval) at CAD 0.75 a share. The share options will be vested over 2 years (1/3 immediately, 1/3 on 16 July 2008 and 1/3 on the earlier of 16 July 2009 and completion of contract; (iii) ‘‘takeover of control’’ definition to include an involuntary change in composition of the majority board.

Under the terms of a management services agreement dated July 16, 2005 between the Company and Momentum Resources International Pty Ltd., a company owned by Colin Patterson, President of the Company, it was agreed that Colin Patterson would provide two years of service as President of the Company at an annual fee of US $156,000 per year with a half-yearly incentive bonus up to a maximum of 50% of the annual fee based on Board review and approval of set objectives. Under the agreement, Mr. Patterson would receive on two occasions options to purchase 1,000,000 shares at a specified price. The Company can terminate the agreement by paying a severance amount equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the Management Services Agreement, respectively. On March 22, 2007, an extension and amendment of the existing July 16, 2005 contract was signed. The extension period covers from July 16, 2007 to July 16, 2009. Main amendments to the contract: (i) an annual fee of $250,000 USD per annum; (ii) grant of 1,000,000 five-year share options exercisable (subject to TSX approval) at CAD 0.65 a share. The share options will be vested over two years (1/3 immediately, 1/3 on 16 July 2008 and 1/3 on the earlier of 16 July 2009); (iii) ‘‘takeover of control’’ definition to include an involuntary change in composition of the majority board; (iv) amendment to providing for six month’s pay in lieu of the current three months for termination without cause; and (v) bonus paid out at discretion of Board based on amended guidelines as agreed upon by Mr. Patterson, Chairman of the Board and Chairman of the Compensation Committee.

If Mr. Patterson resigns as a result of a takeover of control, the Company must pay: (i) his fees from notice of resignation to the date of the resignation plus any awards previously made available that are unpaid at the time; (ii) in lieu of further fees subsequent to date of resignation, one year’s fee and bonus based on Mr. Patterson’s highest monthly fees in effect during the previous six months period immediately preceeding the date of resignation multiplied by twelve and highest half year bonus paid in the previous 24 months multiplied by 2; (iii) in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to Mr. Patterson under the Company’s incentive programs and remaining unexercised on the fourth day following the Date of Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all options held by Mr. Patterson, whether or not then fully exercisable, and the higher of (a) the average of the closing prices of the Company’s common shares as reported on the TSX Venture Exchange (or such other stock exchange on which the Company’s shares may be listed for 30 days preceeding the Date of Resignation or (b) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves control of the Company; (iv) Mr. Patterson shall have the right exercisable up to the fourth day following the Date of Resignation, to elect to waive the application of following termination of Mr. Patterson’s services. Mr. Patterson may exercise this election on or before 5:00p.m. Vancouver time on such fourth day by delivering notice in writing to the Company of such waiver whereupon: (a) Mr. Patterson’s options on shares of the Company shall remain in full force and effect for one year from the date of termination and in accordance with the original terms but shall be deemed to have been amended to the effect that any provisions which would otherwise defer exercise of such options or terminate such options as a result of the termination of Mr. Patterson’s services shall be null and void and (b) the Company shall be relieved of any obligation in connection with termination of Mr. Patterson’s employment to make the payment in under (iii).

Under the terms of a management services agreement dated June 5, 2006 between the Company and Action Management Ltd., a company owed by Charles Barclay, VP Operations, it was agreed that Mr. Barclay would provide two years of service as VP Operations at an annual fee of US$151,800 with an semi-annual bonus of up to a maximum of 25% of the annual fee based on Board review and approval of set objectives. Under the agreement, Mr. Barclay would receive options to purchase 1,000,000 shares at a specified price based on specific criteria. The Company can terminate the agreement by paying a severance amount equal to three months or six months of services depending if the termination occurs within the first three months or after the first three months of the Management Services Agreement, respectively. If Mr. Barclay resigns as a result of a takeover of control, the Company must pay (i) his fees from notice of resignation to the date of the resignation plus any awards previously made available that are unpaid at the time; (ii) in lieu of further fees subsequent to date of resignation, one year’s fee and bonus based on Mr. Barclay’s highest monthly fees in effect during the previous six months period immediately preceeding the date of resignation multiplied by twelve and highest half year bonus paid in the previous 24 months multiplied by 2; (iii) in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to Mr. Barclay under the Company’s incentive programs and remaining unexercised on the fourth day following the Date of Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all options held by Mr. Barclay, whether or not then fully exercisable, and the higher of (a) the average of the closing prices of the Company’s common shares as reported on the TSX Venture Exchange (or such other stock exchange on which the Company’s shares may be listed for 30 days preceeding the Date of Resignation or (b) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves control of the Company; and (iv) Mr. Barclay shall have the right exercisable up to the fourth day following the Date of Resignation, to elect to waive the application of following termination of Mr. Barclay’s services. Mr. Barclay may exercise this election on or before 5:00p.m. Vancouver time on such fourth day by delivering notice in writing to the Company of such waiver whereupon: (a) Mr. Barclay’s options on shares of the Company shall remain in full force and effect for one year from the date of termination and in accordance with the original terms but shall be deemed to have been amended to the effect that any provisions which would otherwise defer exercise of such options or terminate such options as a result of the termination of Mr. Barclay’s services shall be null and void and (b) the Company shall be relieved of any obligation in connection with termination of the Mr. Barclay’s employment to make the payment under (iii).

Under the terms of the service agreement dated March 1, 2005 between the Company and Roger Dahn, VP Exploration, it was agreed that Mr Dahn would provide three years of service as VP Exploration at an annual fee of $150,000 with a cash bonus of up to a maximum of one-third of the annual fee and would receive an annual options grant of no less than 300,000 options per annum. The Company can terminate the agreement by giving the service provider one lump sum equal to the term remaining on the agreement. Effective August 1, 2007, Mr. Dahn will become a consultant to the Company instead of a direct employee.

Under the terms of the service agreement dated April 1, 2007 between the Company and Wholesale Products Trading Limited, a company associated with Peter Tiedemann, it was agreed that Mr Tiedemann is to serve as Chief Financial Officer of the Company effective on the date of the agreement until terminated. Mr. Tiedemann, As Chief Financial Officer will be compensated as follows: will be paid at a monthly fee of US$11,250 (yielding an annual fee of US$135,000), subject to adjustments made pursuant to the terms of the agreement; half-yearly reviews of performance to be carried out on February 1 and August 1 2008 which will be measured against Set Objectives; which based on this review, the Board may at its discretion, pay a half-yearly incentive bonus of up to 12.5% of the Annual Fee each January and July for as long as Mr. Tiedemann continues to provide service to the Company; on the date of the Agreement and subject to regulatory acceptance, Mr. Tiedemann will receive options to purchase capital in the Company at any time up to and including a date five years from the date of this Agreement 1,000,000 shares at $0.65 per share and will vest 1/3 on issue, 1/3 at the end of year one and 1/3 at the end of two years. This service agreement may be terminated by Mr. Tiedemann by giving the Company at least six weeks written notice, provided that the Company shall have the right to give written notice to Mr. Tiedemann that the Company is waiving the full notice period and is permitting this Agreement and the services of Mr. Tiedemann to be terminated upon a date that is less than six weeks after the date of Mr. Tiedemanns’s Termination Notice as determined by the company and further provided that all fees, benefits, and bonuses payable to Mr. Tiedemann and all other obligations of the Company to Mr. Tiedemann shall cease upon such termination. The Company may terminate this agreement and the engagement of Mr. Tiedemann without cause, in which event, the Company is obligated to provide Mr. Tiedemann with a severance pay in lieu of notice which shall be payable on the 5th day following the notice of the termination and shall consist of the following amounts: Mr. Tiedemann’s full fee though the date of termination at the date in effect at the time of the Company’s Notice of Termination, plus an amount equal to that amount, if any, of any awards previously made to the Mr. Tiedemann which have not been paid; in lieu of further fee for the periods subsequent to the date of Company’s Notice of Termination, a severance payment equal to six (6) months of Mr. Tiedemann’s then existing annual fee; options on shares of the Company shall remain in full force and effect for the balance of the term of such options and the option agreements shall be deemed to have been amended, to the extent required, to the effect that any of such provision which would otherwise delay the vesting of such options or terminate such options as a result of the termination of Mr. Tiedemann’s services shall be null and void.

6B.2.    Stock Option Plan

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 8, 2006. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12% (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

1.	The maximum number of options that can be issued at any one time cannot be higher than 12% of the Company’s issued and outstanding share capital (on a non-diluted basis).

2	Options are subject to an accelerated expiry term (the ‘‘Accelerated Term’’) for those options held by individuals who are no longer associated with the Company. The Accelerated Term requires that options held by individuals who resign or are terminated from the Company expire on the earlier of: (i) the original expiry term; or (ii) 90 days from the date of resignation or termination; or (ii) the date provided for in the employment or consulting agreement between participant and the Company; however, shareholder approval is required if this would cause the options to extend beyond original expiry.

3.	The maximum number of shares that may be reserved for option grant to any one individual insider in any 12 month period may not exceed 5% of the common shares issued and outstanding (on a non-diluted basis) on the date of grant;

4.	The maximum number of shares that may be reserved for issuance to insiders of the Company may not exceed 10% of the common shares issued and outstanding (on a non-diluted basis) on the date of grant;

5.	The maximum number of shares that may be issued to insiders, as a group, within a one year period may not exceed 10% of the common shares issued and outstanding (on a non-diluted basis) on the date of issuance;

6.	The maximum number of shares that may be issued to any non-employee directors, as a group, during any 12 month period shall not exceed 5% of the common shares issued and outstanding (on a non-diluted basis) on the date of grant;

7.	Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including Exchange), the Board may, at any time, withour further action by its shareholders, amend the Plan or any Option granted hereunder in such respects as it may consider advisable. The Board may not, however, without the consent of the Participant, alter or impair any of the rights or obligations under an Option theretofore granted. No Common Shares shall be issued under any amendment to this Plan unless and until the amended Plan has been approved by the Exchange. The Plan may be abandoned or terminated in whole or in part at any time by the Board, except with respect to any Option then outstanding under the Plan

8.	The Option Price of any Option granted shall be determined by the Board but shall not be less than the volume weighted average trading price of the common shares on the Exchange, or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the 5 trading days immediately prior to the date of grant (or, such other price required by the Exchange) (calculated by dividing the total value by the total volume of securities traded for the relevant period) (‘‘Market Price’’).

9.	Upon the announcement of any form of transaction (a ‘‘Change of Control Transaction’’) which, if completed, would constitute a Change of Control and under which Common Shares of the Company are to be exchanged, acquired or otherwise disposed of, including a take-over bid, or tender offer made for all or any of the issued and outstanding common shares, the Company shall, as soon as practicable following the announcement of such Change of Control Transaction, notify each Participant currently holding an Option of the Change of Control Transaction, and all Options of the Participant which have not vested shall be deemed to be fully vested and exercisable solely for purposes of permitting the Participant to exercise such Options in order to participate in the Change of Control Transaction in respect of the Common Shares (the ‘‘Optioned Shares’’) thereby acquired.

During the year ended December 2006, 1,965,000 (2005 – 8,420,000) options were granted and were valued at $428,628 (2005 – $1,306,520). The total stock-based compensation expense recognized during the year ended December 31, 2006 for stock options granted in the current and prior years but vesting during 2006 was $524,197 (2005 – $961,075) using the fair value method and was credited to contributed surplus. Compensation cost has been calculated using the Black-Scholes pricing model.

6C.    Board Practices

Each director is currently serving a (1) year term, renewable at the annual shareholder meeting. Zedex has right to nominate two directors. Zedex had nominated John Seton and H. David Kennedy. H. David Kennedy had resigned and Zedex chose not to replace Mr. Kennedy.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Olympus’ audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee, each of whom is independent, are as follows: Jon Morda (Chairman), Kevin Flaherty and T. Douglas Willock.

The Company’s Compensation Committee is comprised of three independent directors: T. Douglas Willock (Chairman), Kevin Flaherty and Jon Morda.

Corporate Governance Committee is comprised of Kevin Flaherty (Chairman), John Seton and T. Douglas Willock.

6D.    Employees

	2003	2004	2005	2006
Vietnam	28	34	79	340
Toronto	1	2	5	5
Total	29	36	84	345

In 2006, on average, there was also approximately 105 contract workers that were engaged in Vietnam that are not included in the above average employee headcount.

6E.    Share Ownership

The following table shows the shareholdings of the Directors and Senior Management, as at March 31, 2007.

6.E.1    Details of Share Ownership

Table No. 7:    Shareholdings of Directors and Senior Management as at March 31, 2007

Title of Class	Name of Beneficial Owner	Shares Held	Options Vested or Vesting within 60 days	Beneficial Ownership	Percent of Class
Common	David A. Seton	23,334	2,100,000	2,123,334	1.12
Common	John A. G. Seton	144,245	933,333	1,077,578	0.57
Common	Peter Tiedemann	20,000	433,333	453,333	0.24
Common	Jon Morda	5,000	366,667	395,167	0.20
Common	Peter G. Meredith	Nil	783,333	783,333	0.42
Common	T. Douglas Willock	91,000	325,667	416,667	0.22
Common	Colin D. Patterson	155,000	1,333,333	1,488,333	0.79
Common	Roger Dahn	Nil	747,500	747,500	0.40
Common	Pam Campagnoni	Nil	33,333	33,333	0.02
Common	Joseph Baylis	50,000	1,350,000	1,400,000	0.74
Common	Charles Barclay	Nil	1,000,000	1,000,000	0.53

The following table sets forth the Company’s outstanding stock options as at March 31, 2007 of Directors and Senior Management:

Table No. 8:    Stock Options Outstanding as at March 31, 2007

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date
David A. Seton	100,000	0.50	Jan 6, 2003	Jan 6, 2008
	1,000,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.32	Sept 29, 2005	Sept 29, 2010
	3,000,000	0.75	Mar 5, 2007	Mar 5, 2012
John A. G. Seton	100,000	0.50	Jan 6, 2003	Jan 6, 2008
	500,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.75	Mar 5, 2007	Mar 5, 2012
Jon Morda	250,000	0.32	Aug 31, 2005	Aug 31, 2010
	350,000	0.65	Mar 5, 2007	Mar 5, 2012
Peter G. Meredith	200,000	0.44	Apr 19, 2004	Apr 19, 2009
	500,000	0.32	Aug 31, 2005	Aug 31, 2010
	250,000	0.65	Mar 5, 2007	Mar 5, 2012
T. Douglas Willock	159,000	0.55	Feb 16, 2006	Feb 16, 2011
	500,000	0.65	Mar 5, 2007	Mar 5, 2012
Colin D. Patterson	1,000,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.32	Sept 29, 2005	Sept 29, 2010
	1,000,000	0.65	Mar 5, 2007	Mar 5, 2012
Roger Dahn	250,000	0.50	Feb 18, 2004	Feb 18, 2009
	197,500	0.32	Aug 31, 2005	Aug 31, 2010
	300,000	0.50	Aug 9, 2006	Aug 9, 2011
Pam Campagnoni	100,000	0.51	Jul 18, 2006	Jul 18, 2011
Jean Bailly	66,667	0.32	Aug 31,2005	Aug 31,2006
Joseph Baylis	500,000	0.40	Sept 12, 2003	Sept 12, 2008
	850,000	0.40	Jul 15, 2005	Jul 15, 2010
Charles Barclay	500,000	0.36	Jan 25, 2006	Jan 25, 2011
	500,000	0.43	Nov 3, 2006	Nov 3, 2011
Peter Tiedemann	100,000	0.51	Jul 18, 2006	Jul 18, 2011
	1,000,000	0.65	Mar 5, 2007	Mar 5, 2012

ITEM 7:    Major Shareholders and Related Party Transactions

7A.    Major Shareholders

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company are as at March 31, 2007:

Name	No. of Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	72,833,441(1)	38.98%
Zedex Minerals Limited Auckland, New Zealand	31,356,849(2)	16.78%

Notes:
(1)	Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 12,285,714 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited and 200,000 shares are registered in the name of Dragon Capital Management Limited.
(2)	Mr. John A. G. Seton, director, is an insider and director of Zedex Minerals Limited.

Beginning in October 2004, the Dragon Capital Group Limited started to acquire an interest in the Company and has continued to increase its ownership over 2005 and 2006, resulting in an ownership percentage of 39.05% as at September 30, 2006.

Since December 31, 2002, as a result of share issuances, the percentage ownership by Zedex Minerals Limited of the Company has decreased from 19% to 16.39% as at September 30, 2006.

As at December 31, 2002, Ivanhoe Mines Ltd. owned 18% of the Company which increased to 19% in 2004 as a result of the Vend-In Agreement. On May 25, 2005, Ivanhoe Mines Ltd. entered an agreement to sell their interest in the Company to the Vietnam Growth Fund Limited, part of the Dragon Capital Group Limited, and as a result, Ivanhoe Mines Limited holds no shares in the Company.

As at June 15, 2007, the Company was aware of 510 record holders in the United States, the host country, representing ownership of 8.30 per cent of the outstanding shares of the Company. The number of record holders consists of 463 non-objecting beneficial owners and 38 registered owners representing 10,889,254 shares and 4.737,329 shares, respectively.

7B.    Related Party Transactions

During the year ended December 31, 2006, and for the three-month period ended March 31, 2007, the Company entered into the following transactions with related parties:

(a)	Paid or accrued $581,396 in 2006 for management fees and $147,377 in 2006 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Bractea Enterprises Limited (previously named EHM Accounting) associated with Erik Martin in 2006; Orangue Holdings Limited associated with David Seton in 2006; Momentum Resources International Pty Ltd associated with Colin Patterson in 2006; Wholesale Products Trading Limited associated with Peter Tiedemann in 2006. For the three-month period ended March 31, 2007, $130,188 for management fees and $25,778 in reimbursement of expenses incurred to companies controlled by officers of the Company including Orangue Holdings Limited associated with David Seton, Wholesale Products Trading Limited associated with Peter Tiedemann and Momentum Resources International Pty Ltd associated with Colin Patterson. Expenses that were reimbursed include the following costs: airfare, accomodation, meals, car rental, telecommunications, computer, courses, conferences and licenses.

(b)	Paid or accrued $67,424 in 2006 and $21,230 for the three-month period ended March 31, 2007 in legal fees to a company controlled by John Seton, a director of the Company.

(c)	On January 1, 2006, Zedex was assigned the 2% gross production royalty less incremental costs when Ivanhoe assigned all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. Refer to Exhibit 3.19 for the Assignment Agreement. Paid or accrued $26,228 in 2006 and $21,331 in royalties to Zedex, a shareholder of the Company, for the three-month period ended March 31, 2007. The royalty is calculated as 2% of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

(d)	On March 19, 2007, the Company completed a non-brokered private placement of common shares of 21,528,571 at $0.56 per share with the net proceeds of $11,976,118. Of the $12,000,000 placement, $2,400,000 and $2,400,000 of common shares were purchased at $0.56 per share by Vietnam Growth Fund Limited and Vietnam Dragon Fund Limited (funds controlled by Dragon) and $2,450,000 of common shares at $0.56 per share were purchased by Zedex.

These transactions were in the normal course of operation and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties. The transactions described under (a), (b) and (c) are expected to continue in the future whereas the transactions described under (d) are completed and not expected to continue.

7C.    Interests of Experts and Counsel

Not Applicable

ITEM 8:    Financial Information

8A.    Consolidated Statements and Other Financial Information

Reference is made to Item 17 Financial Statements for the financial statements included in this Registration Statement.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal claim known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted.

8B.    Significant Changes

Reference is made to Item 17 Financial Statements, specifically Note 18 of the December 31, 2006 financial statements for a description of the differences of Canadian GAAP from U.S. GAAP. These descriptions would also apply in describing the March 31, 2007 U.S. GAAP differences. There are no changes between the type of March 31, 2007 U.S. GAAP differences when compared to the December 31, 2006 US GAAP differences. Refer to the Table No. 1 for the March 31, 2007 US GAAP selected financial data under Item 3A.

On July 10, 2007, the Company announced that the US$2 million Non-Revolving Debt Facility (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia has been extinguished as of June 27, 2007. MBL elected to exercise share purchase warrants to acquire 5,376,092 common shares of the Company at a price of CDN$0.4347 per share for gross proceeds of CDN$2,336,987. A portion of the proceeds from the exercise of the warrants was used by the Company to fully pay the outstanding balance of the Facility.

On June 26, 2007, the Company announced that it has filed a preliminary short form prospectus in the provinces of British Columbia, Alberta and Ontario for an offering of units (‘‘Units’’) on a best efforts basis resulting in gross proceeds of $25,000,000 (the ‘‘Offering’’). The Offering will be led by Loewen Ondaatje, McCutcheon Ltd. and assisted by a selling syndicate including M Partners Inc. (collectively, the ‘‘Agents’’). Each Unit will be comprised of one common share of the Company (a ‘‘Share’’) and one-half of one common share purchase warrant (‘‘Warrant’’). The terms of the offering, including number of Units offered, the offering price of the Unit and the exercise price of Warrants, will be determined at the time of pricing. Each whole Warrant will entitle the holder to acquire one common share of the Company for a period of 36 months after the closing of the Offering at an exercise price. The Company has also granted the Agents an option exercisable, in whole or in part, no later than 24 hours prior to the closing of the Offering, to increase the size of the Offering by such number of additional Units (the ‘‘Additional Units’’) as is equal to 15% of the number of Units sold under the Offering. The Additional Units will have the same terms as the Units. The Offering is scheduled to close on or about July 17, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities. The net proceeds from the Offering will be used for further exploration and development of the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines, begin the construction of the mine on the Phuoc Son Gold Property, and for working capital and general corporate purposes. On July 3, 2007, the Company announced that it has determined the terms of the pricing of the $25,000,000 CAD prospectus offering announced by the Company (the ‘‘Offering’’). The Offering is for units (‘‘Units’’) of the Company where each Unit will be comprised of one common share of the Company (a ‘‘Share’’) and one-half of one common share purchase warrant (‘‘Warrant’’). Each Unit will be offered at $0.80 CAD and each Warrant will be exercisable at $0.90 CAD for a period of 24 months after the closing of the Offering (the ‘‘Closing’’). Accordingly, 31,250,000 Units will be offered comprised of 31,250,000 Shares and 16,625,000 Warrants.

On June 26, 2007, the Company announced that its board of directors has approved the adoption of a Shareholder Rights Plan, subject to TSX and shareholder approval. The purpose of the Rights Plan is to provide shareholders and the Company’s Board of Directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders. The rights issued under the Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which when totalled with its current holdings total 20% or more of the Company’s outstanding common shares (determined in the manner set out in the Rights Plan), other than by a Permitted Bid. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of C$12,000,000. All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

During the first quarter of 2006, Olympus increased its cash position by $14,826,463. The increase was mainly due to a $15,660,000 private placement closed on March 31, 2006 where the Company issued 27,000,000 shares at $0.58. Also during first quarter of 2006, the Company received its mining permit at Phuoc Son on January 25, 2006. In February 2006, the Company also entered into a US$2.0 million loan facility with Macquarie Bank Limited of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter.

On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full repayment of the US$1,024,000 advance exploration contribution repayable. This amount was originally owed to Ivanhoe Mines Ltd., but on January 1, 2006, Ivanhoe assigned it to Zedex Minerals.

On October 1 2006, the Bong Mieu Central Open Pit mine went into commercial production.

ITEM 9:    The Offer and Listing

9A.    Common Share Trading Information

The Company’s shares trade on the Toronto Stock Exchange (‘‘TSX’’) in Canada, under the symbol ‘‘OYM’’. The initial listing date was effective on the TSX on April 3, 2006. Prior to April 3, 2006, the Company traded on the TSX Venture in Canada.

Table No.10 lists the high and low sales prices on the TSX and the TSX Venture (‘‘TSXV’’) for actual trades of the Company’s shares. The Company’s shares started trading on the TSX on April 3, 2006 and prior to that they were listed on the TSXV. As of March 31 2007, the closing price for a Share was $0.59.

Table No. 9:    TSX and TSX-V Common-Voting Shares Trading Activity

Period Ended	High (CAD$)	Low (CAD$)
Monthly:
30-June-07	$0.93	$0.71
31-May-07	$1.20	$0.71
30-Apr-07	$0.77	$0.55
31-Mar-07	$0.65	$0.56
28-Feb-07	$0.72	$0.47
31-Jan-07	$0.59	$0.46
31-Dec-06	$0.57	$0.48
Quarterly
30-Jun-07	$0.83	$0.78
31-Mar-07	$0.72	$0.46
31-Dec-06	$0.57	$0.37
30-Sep-06	$0.56	$0.30
30-June-06	$0.94	$0.45
31-Mar-06	$0.74	$0.31
31-Dec-05	$0.45	$0.25
30-Sep-05	$0.40	$0.26
30-June-05	$0.34	$0.22
31-Mar-05	$0.40	$0.24
31-Dec-04	$0.45	$0.32
30-Sep-04	$0.47	$0.28
30-June-04	$0.45	$0.35
31-Mar-04	$0.57	$0.36
Annual (Fiscal Year):
Ended December 31, 2006	$0.94	$0.30
Ended December 31, 2005	$0.45	$0.215
Ended December 31, 2004	$0.57	$0.28
Ended December 31, 2003	$0.87	$0.27
Ended December 31, 2002	$1.65	$0.34

On April 3, 2006, the Company started trading its common shares on the Toronto Stock Exchange under the symbol ‘‘OYM’’ and, consequently, no longer trades on TSX Venture Exchange.

9B.    Plan of Distribution

Not applicable.

9C.    Markets

See 9A. above

9D.    Selling Shareholders

Not applicable.

9E.    Dilution

Not applicable.

9F.    Expenses of the Issue

Not	applicable.

ITEM 10:    Additional Information

10A.    Share Capital

Not Applicable

10B.    Memorandum and Articles of Association

Common shares

The Company is authorized to issue an unlimited number of Common Shares (‘‘Shares’’), with no par value.

The holders of the Shares are entitled to one vote per Share at any meeting of the shareholders of the Corporation and to receive, out of all profits or surplus available for dividends, any dividend declared by the Corporation on the Shares. Any dividend declaration by the Company will require consent from Macquarie Bank as indicated in the MLB facility agreement which is described in detail under Item 5B. In the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of Shares are entitled to receive the remaining property of the Corporation. All shares presently outstanding are duly authorized, validly issued and fully paid. Shares have no preference, conversion, exchange, pre-emptive or cumulative voting rights.

Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Business Companies Act (Ontario) (the ‘‘Act’’) and the regulations promulgated thereunder. Certain fundamental changes to the articles of the Company will require the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of the Company’s shareholders called for the purpose of considering the resolution. These items include (i) an amendment to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), and (vii) a change of name.

Although the Act does not specifically impose any restrictions on the repurchase or redemption of shares, under the Act a corporation cannot repurchase its shares or declare dividends if there are reasonable grounds for believing that (a) the corporation is, or after payment would be, unable to pay its liabilities as they become due, or (b) after the payment, the realizable value of the corporation’s assets would be less than the aggregate of (i) its liabilities and (ii) its stated capital of all classes of its securities. Generally, stated capital is the amount paid on the issuance of a share.

Articles and By-laws

The following presents a description of certain terms and provisions of the Company’s articles and by-laws.

General

The Company was incorporated in the Province of Ontario on July 4, 1951 under the name of Meta Uranium Mines Limited. The Company’s name was changed to Metina Developments Inc. on August 24, 1978 and then continued from Ontario into British Columbia under Company Act (B.C.) under the name Olympus Holdings Ltd. on November 5, 1992 under No. C-435269. The name was then changed to Olympus Pacific Minerals Inc. on November 29, 1996 and the Company was continued from B.C. into the Yukon under the Business Corporations Act (Yukon) on November 17, 1997 under No. 26213. The Company was continued from the Yukon into a Canadian Business Corporation under the Canadian Business Corporations Act (CBCA) on July 13, 2006 under Certificate of Continuance Number 659785-8.

The Company’s corporate objectives and purpose are unrestricted.

Directors

Pursuant to section 3.12 of the by-laws of the Company (the ‘‘By-Laws’’) and section 120(1) of the Canada Business Corporation Act  (the ‘‘CBCA’’), a director or an officer of the Company shall disclose to the Company, in writing or by requesting to have it entered in the directors’ meeting minutes or the directors’ committee meeting minutes, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Section 3.12 of the By-Laws also provides that such a director or officer shall not vote on any resolution to approve such a contract or transaction except as provided under the CBCA. Section 120(5) of the CBCA permits sucha director to vote on any resolution to approve a contract or transaction if it: (a) relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate; (b) is to indemnify or insure a current or former director or officer, or another individual who acts or has acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity; or (c) is with an affiliate.

If a quorum of directors is present, the directors are entitled to vote compensation to themselves. Section 125 of the CBCA provides that subject to the By-Laws, the articles or a unanimous shareholder agreement, the directors may fix the remuneration of directors, officers and employees of the Company. Section 3.13 of the By-Laws provides that the directors shall be paid such remuneration for their services as the board of directors may from time to time determine.

Section 189 of the CBCA provides that unless the By-Laws, the articles or a unanimous shareholder agreement provide otherwise, the directors may, without authorization of the shareholders: (a) borrow money on the credit of the Company; (b) issue, reissue, sell or pledge debt obligations of the Company; (c) give a guarantee on behalf of the Company to secure the performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

There are no provisions in the By-Laws or the CBCA relating to the retirement or non-retirement of directors under an age limit requirement. Pursuant to section 105(2) of the CBCA, a director need not be a shareholder. Pursuant to section 3.3 of the By-Laws and section 105(3) of the CBCA, at least twenty-five per cent of the directors of the Company must be resident Canadians. However, if the Company has less than four directors, at least one director must be a resident Canadian. Section 102(2) of the CBCA requires that the Company shall have no fewer than three directors, at least two of whom are not officers or employees of the Company or of any of the Company’s affiliates.

Annual and special meetings

The annual meeting and special meetings of shareholders are held at such time and place as the board of directors shall determine. Notice of meetings is sent out to shareholders not less than 10 days nor more than 50 days before the date of such meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend the meeting. The directors do not stand for reelection at staggered intervals.

There are no provisions in either the Company’s Articles of Incorporation or Bylaws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiary, except for one of our provisions that limits how many directors may be appointed between annual meetings which could delay a change of control. There are no by-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

10C.    Material Contracts

The following material contracts have been entered into by the Company within the past two years:

1)	Debt Finance Facility Agreement between Olympus Pacific Minerals Inc., Bong Mieu Gold Mining Company Limited, Formwell Holdings Limited and Macquarie Bank Limited, dated February 8, 2006. Refer to Item 5B for details on this agreement.

2)	Joint Venture Agreement between Mien Trung Industrial Company (‘‘Minco’’) and New Vietnam Mining Corp (‘‘NVMC’’), dated March 5, 2003. Refer to Item 4A for details on this agreement.

3)	Vend-In Agreement on March 1, 2004 and Extension of Vend-In Agreement on June 21, 2004 between the Company, Invanhoe Mines Ltd. and Zedex Minerals Limited. Refer to Item 4A for details on these agreements.

4)	Agreement for Fulfilment of Contract, dated September 16, 2006, between Phuoc Son Gold Co. Ltd. and Huong Toan Company Ltd. This contract was cancelled on November 26, 2006. Refer to Item 4D.1 for details on this contract and cancellation.

5)	Purchase Contract CE0780, dated January 24, 2005, between the Company and Gekko System Pty. Ltd. of Australia. The purpose of the agreement is for the purchase of the grinding module, gravity and flotation circuits and for an Inline Leach Reactor required to bring the Ho Gan deposit on the Company’s 80% owned Bong Mieu Gold Property into production.

6)	Mining License No 116 / GP-BTNMT – dated January 23, 2006. Refer to Item 4D.1(a) for details on this license.

7)	Gold Export Certificate – dated January 25, 2006 and January 5, 2007. Refer to Item 4D.2 (a) for details on this license.

8)	Memorandum of Agreement and Supplement – November 24, 2006 – Refer to Item 4A for details on this agreement.

9)	Certificate of Incorporation and Articles of Incorporation – May 31, 2007, refer to Item 4A for details on this document

10D.    Exchange Controls

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than the withholding tax requirements (Reference is made to Item 10E) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The Proceeds of Crime (Money Laundering) and Terrorist Financing Act requires that persons and entities report the importation or exportation of currency or monetary instruments of a value equal to or greater than $10,000 to Canadian customers officers in the prescribed form and manner.

There are no limitations under the laws of Canada or the Province of Ontario, or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Shares other than those imposed by the Investment Canada Act.

The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, government or entity that is a ‘‘non-Canadian’’ as defined in the Investment Canada Act. Such investments are generally reviewable under the Investment Canada Act by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister’s determining that the investment is likely to be of ‘‘net benefit to Canada’’ based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which are otherwise non-reviewable and the establishment of new Canadian businesses are subject to certain notification requirements under the Investment Canada Act in the prescribed form and manner.

Management of the Company believes that it is not currently a ‘‘non-Canadian’’ for purposes of the Investment Canada Act and therefore it is not subject to the Act. However, if the Company were to become a ‘‘non-Canadian’’ in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a ‘‘non-Canadian’’ of an existing Canadian business with gross assets of $5 million or more is reviewable under the Investment Canada Act, unless the business is acquired by a WTO investor in which the thresholds are $250 million and $265 million for transactions closing in 2005 and 2006, respectively. Generally, indirect acquisitions of existing Canadian businesses (with gross assets over $50 million) are reviewable under the Investment Canada Act, except in situations involving ‘‘WTO investors’’ where indirect acquisitions are generally not reviewable but are nonetheless subject to notification. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher ‘‘WTO investor’’ thresholds do not apply.

Acquisitions of businesses related to Canada’s cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable but are nonetheless subject to nofication. An investment to establish a new business that is related to the non-Canadian’s existing business in Canada is not subject to notification under the Investment Canada Act unless such investment relates to Canada’s cultural heritage or national identity.

Any proposed take-over of the Company by a ‘‘non-Canadian’’ would likely only be subject to the simple notification requirements of the Investment Canada Act, as in all likelihood that non-Canadian would be a ‘‘WTO investor’’ for purposes of the Investment Canada Act provided that the high WTO threshold is not met. Generally, a ‘‘WTO investor’’ is an individual, other than a Canadian, who is a national of a country that is a member of the World Trade Organization or a business entity controlled by such an individual. Virtually all countries of the Western world are members of the World Trade Organization. The Company would have to have a gross asset base of at least $5 million for a direct acquisition, and at least $50 million for an indirect acquisition, before the reviewable transaction provisions of the Investment Canada Act would apply to a third party non-Canadian acquirer that is not a WTO investor.

10E.    Taxation

10E.1.    Certain Canadian Federal Income Tax Consequences – General

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a ‘‘ Holder’’) who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the ‘‘Act’’) and the Canada – United States Income Tax Convention (the ‘‘Treaty’’), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a Business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on Business in Canada and elsewhere.

Under the Act and the Treaty, a. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some Holders such as qualifying pension funds and charities. Reference is made to ‘‘Item 10E.4 – United States Taxation’’ for a more detailed discussion of the United States tax considerations relating to an investment in the Shares.

10E.2.    Dividends

A Holder will be subject to Canadian withholding tax (‘‘Part XIII Tax’’) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the ‘‘Treaty’’), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, shall not exceed 15%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, the withholding tax rate is reduced to 5% and, in all other cases, the tax rate is 15% of the gross amount of the dividend (under the provisions of the Canada – US Income Tax Convention). The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

10E.3.    Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted ‘‘taxable Canadian property’’ as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The TSX is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the Business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the Holder’s taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

10E.4.    United States Taxation

The following summary is a general discussion of the material United States Federal income tax considerations to US holders of our Shares under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with the conduct of a trade or Business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-US holders.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), Treasury Regulations, published Internal Revenue Service (‘‘IRS’’) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of our shares.

US Holders

As used herein, a ‘‘US Holder’’ includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or Business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct or trade or Business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on our Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits as defined under US Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at ‘‘Foreign Tax Credit’’ below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

With effect from January 1, 2003 and ending December 31, 2010, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (tax rate for low income holders is 5% until 2007 and 0% for 2008 and thereafter). In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the US Holder must meet the required holding period. In order to meet the required holding period, the US Holder must hold our Common Shares for at least 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Dividends paid on our shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a ‘‘foreign personal holding company’’ or a ‘‘passive foreign investment company’’, as defined below) if such US Holder owns shares representing at least 10% of our voting power and value. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed US $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or Business expense (other than travel expenses in connection with a Business trip or as an expense for the production of income).

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, at-the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States Federal income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as ‘‘passive income’’, ‘‘high withholding tax interest’’, ‘‘financial services income’’, ‘‘shipping income’’, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

Disposition of our Shares

A US Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our shares. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Preferential tax rates for long-term gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to US $3,000 a year (US $1,500 in the case of a married individual filing separately). For US Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our shares:

Passive Foreign Investment Company

As a foreign corporation with US Holders, we could potentially be treated as a passive foreign investment company (‘‘PFIC’’), as defined in Section 1296 of the Code, if 75% or more of our gross income in a taxable year is passive income, or the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose Business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund (‘‘QEF’’) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or persons.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing US Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A US Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the US Holder and the transferee may vary based on the manner in which our shares are transferred. Each US Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Shareholder Election

These adverse tax consequences may be avoided, if the US Holder has elected to treat the PFIC as a qualified electing fund (a ‘‘QEF’’) with respect to that US Holder effective for each of the PFIC’s taxable years beginning on or after January 1, 1987, which include any portion of the US Holder’s holding period.

The procedure a US Holder must comply with in making an effective QEF election will depend on whether the year of election is the first year in the US Holder’s holding period in which we are a PFIC. If the US Holder makes a QEF election in such first year (i.e. a timely QEF election), then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US

Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year and the QEF election was not made by the US Holder, then in addition to filing documents, the US Holder must generally recognize gain as if it had sold the QEF stock on the first day of the taxable year in which the QEF election is made, if (i) the US Holder holds stock in the PFIC on that day, and (ii) the US Holder can establish the fair market value of the PFIC stock on that day. The US Holder will treat that deemed sale transaction as a disposition of PFIC stock and will, thereafter, be subject to the rules described below applicable to US shareholders of a QEF.

In general, US shareholders of a QEF are taxable currently on their pro rata share of the QEF’s ordinary income and net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.

Mark to Market Election

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a ‘‘mark-to-market election’’). If such an election is made, such US Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A US Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our shares as of the close of such tax year over such US Holder’s adjusted basis in such shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our shares included by such US Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a US Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our shares and we are a PFIC (‘‘Non-Electing US Holder’’), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder’s adjusted tax basis in our shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The PFIC and QEF election rules are complex. US Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of our stock (‘‘United States shareholder’’), we could be treated as a ‘‘controlled foreign corporation’’ under Subpart F of the Code. This classification would cause many complex results including the required inclusion by such United States shareholders in income of their pro rata share of our ‘‘Subpart F income’’ (as specially defined by the Code). If we are both a PFIC and controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for our taxable years ending with or within such taxable years of United States shareholders. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a US Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the US Holders of our shares, a more detailed review of these rules is outside of the scope of this discussion.

10F.    Dividends and Paying Agents

Not Applicable

10G.    Statements by Experts

Not applicable.

10H.    Documents on Display

Copies of the documents referred to in this document may be inspected during normal business hours, at the offices of the Company at Suite 500, 10 King Street East, Toronto, Ontario, Canada. Its telephone number is (416) 572-2525.

10I.    Subsidiary Information

Not applicable.

ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

ITEM 12:	Description of Securities other than Equity Securities

Not Applicable.

Part II

ITEM 13:	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15:	Controls and Procedures

15A.1    Disclosure Controls and Procedures of the Company’s Chief Executive Officer

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

The Company’s executive officers, including our Chief Executive Officer and Chief Financial Officer, have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the annual filings are being prepared. Based on evaluation of effectiveness of the Company’s disclosure controls and procedures and our Chief Executive Officer and Chief Financial Officer believe them to be effective in providing such reasonable assurance.

ITEM 16:	Audit Committee

16A.    Audit Committee Financial Expert

The Company’s Audit Committee is independent and all members are considered financially literate under Canadian regulatory standards. The Audit Committee is composed of Jon Morda, Kevin Flaherty and T. Douglas Willock. The Company considers that the Audit Committee has at least one member, Jon Morda, that would be considered a financial expert.

16B.    Code of Ethics

The Company has Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on September 19, 2006 which is posted on the following websites: www.olympuspacific.com and www.sedar.com

Refer to Exhibit 3.25 for the Code of Business Conduct and Ethics.

16C.    Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2006	$254,000	$Nil	$Nil	$Nil
2005	$59,000	$Nil	$Nil	$Nil

(1)	The aggregate audit fees billed.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are not included under the heading ‘‘Audit Fees’’.
(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the headings ‘‘Audit Fees’’, ‘‘Audit Related Fees’’ and ‘‘Tax Fees’’.

The Audit Committee must approve in advance any non-audit related services provided by the auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the auditors; and as necessary, taking or recommending that the Board take appropriate action to oversee the independence of the auditors.

16D.    Exemptions From the Listing Standards for Audit Committees

Not Applicable

16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Part III

ITEM 17:	Financial Statements

1.	Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2006 and 2005, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2006, 2005 and 2004, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 18 to the consolidated financial statements.

2.	Unaudited Balance Sheet as at March 31, 2007, Statements of Operations and Deficit for the three months ended March 31, 2007 and 2006, and Statements of Cash Flows for the three-month periods ended March 31, 2007 and 2006.

ITEM 18:	Financial Statements

See Item 17. Financial Statements.

ITEM 19:	Exhibits

Reference is made to Amended Registration Statement of Form 20-F-A dated June 29, 2007, submitted to the Securities and Exchange Commission on June 29, 2007 for exhibits 19B.1 – 19B.3.24.

19A.    Financial Statements

1.	Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2006 and December 31, 2005, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2006, 2005, and 2004, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 18 to the consolidated financial statements.

2.	Unaudited Balance Sheet as at March 31, 2007, Statements of Operations and Deficit and Cash Flows for the three-month periods ended March 31, 2007 and 2006.

19B.    Exhibits

1.	Articles of Incorporation and Bylaws

1.1.	Certificates of Status, Amendment, Continuance

1.2.	Bylaws as currently in effect.

2.	Instruments defining the rights of holders of equity – refer to exhibit 1 under 19B.

3.	Material Contracts

3.1.	Mining Permit – dated July 22, 1992

3.2.	Right to Use Land Certificate – dated October 9, 1993

3.3.	Investment License – No: 140 / GP, dated March 5, 1991 and Amendments

3.4.	Gold Export Certificates – dated January 25, 2006 and January 5, 2007

3.5.	Debt Finance Facility Agreement – dated February 8, 2006

3.6.	Mining License No 116/GP – BTNMT – dated January 23, 2006

3.7.	Investment License No. 2355/GP – dated October 20, 2003

3.8.	Joint Venture Agreement – dated March 5, 2003.

3.9.	Agreement for Fulfilment of Contract, dated September 16, 2006 and cancellation of agreement on November 27, 2006.

3.10.	Memorandum of Agreement and Supplement – November 24, 2006

3.11.	Stock Option Plan – September 12, 2003

3.12.	Management service agreement with Orangue Holdings Limited – dated July 16, 2005

3.13.	Management service agreement with Momentum Resources International Pty Ltd. – dated July 16, 2005

3.14.	Management service agreement with Action Management Limited – dated June 5, 2006

3.15.	Service agreement with R. Dahn – dated March 1, 2005 and amendments August 2006

3.16.	Consulting agreement with Mr. Baylis – dated July 15, 2005

3.17.	Argor Heraeus Refining Contract – dated January 11, 2005

3.18.	Dragon Equity and Debt Financing dated December 17, 2004

3.19.	Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and Olymous Pacific Minerals, Inc. dated January 1, 2006

3.20.	Certificate to Incorporation and Articles of Incorporation of Kadabra Mining Corp – May, 2007.

3.21.	Management Service Agreement with Wholesale Products Limited dated April 1, 2007

3.22.	Share Placement Documents dated March 19, 2007

3.23.	Shareholders Rights Plan – dated June 26, 2007

3.24.	Stock Option Plan – dated June 7, 2007

3.25.	Code of Ethics – September 19, 2006

4.	List of Subsidiaries

- None -

5.	Consents

5.1.	Consent of Micon International Limited

5.2.	Consent of Watts, Griffis and McOuat Limited

12.    Certifications

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.    Certifications

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Olympus Pacific Minerals Inc.

By:	/s/ P. Tiedemann Peter Tiedemann Chief Financial Officer and Corporate Secretary

Date: July 13, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Olympus Pacific Minerals Inc.

We have audited the consolidated balance sheets of Olympus Pacific Minerals Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficits and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board [United States]. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada,	Ernst & Young LLP
March 28, 2007 [except as to note 18, which is as at June 26, 2007]	Chartered Accountants Licensed Public Accountants

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph [following the opinion paragraph] when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the Board of Directors dated March 28, 2007 [except as to note 18, which is as at June 26, 2007] is expressed in accordance with Canadian reporting standards which do not permit a reference to such events when they are adequately disclosed in the financial statements.

Toronto, Canada,	Ernst & Young LLP
June 26, 2007	Chartered Accountants Licensed Public Accountants

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets

As at Canadian dollars	December 31 2006	December 31 2005
ASSETS
Current
Cash	4,101,536	404,987
Accounts receivable	803,027	150,984
Prepaid expenses	900,957	94,533
Inventory (note 13)	617,043	259,514
	6,422,563	910,018
Long-term
Property, plant & equipment (note 7)	10,697,757	6,449,922
Mineral properties (note 3)	10,015,755	10,060,904
Deferred financing costs (note 8c)	695,773	—
Deferred exploration and development costs (note 3)	13,724,846	13,089,242
	35,134,131	29,600,068
	41,556,694	30,510,086
LIABILITIES
Current
Accounts payable and accrued liabilities	1,899,646	1,549,803
Capital lease obligations (note 12)	412,894	—
Advance exploration contributions repayable (note 6)	—	1,191,175
Loan facility (note 5)	2,330,800	—
Asset retirement obligation (note 4)	59,173	—
	4,702,513	2,740,978
Long-term
Asset retirement obligation (note 4)	890,322	382,509
	890,322	382,509
	5,592,835	3,123,487
SHAREHOLDERS’ EQUITY
Share capital (note 8a)	66,074,507	49,709,671
Contributed surplus (note 8b,c,d)	4,347,990	2,656,679
Deficit	(34,458,638)	(24,979,751)
	35,963,859	27,386,599
	41,556,694	30,510,086

	‘‘signed’’	‘‘signed’’
On behalf of the Board of Directors	David A. Seton Chairman & Chief Executive Officer	Jon Morda Director & Chairman of Audit Committee

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Deficit

For the years ended December 31 (Canadian dollars)	2006	2005	2004
Sales – Gold	1,644,040	—	—
Cost and expenses
Cost of sales	1,535,891	—	—
Amortization	596,176	19,858	22,022
General exploration	158,700	(37,392)	20,632
Royalty expense	47,960	—	—
Consulting fees	315,763	149,790	68,791
Office and general administrative	508,269	230,900	221,826
Investor relations and promotion	256,207	184,519	163,173
Management fees and salaries	1,515,417	877,288	739,331
Professional fees	353,402	187,540	203,233
Shareholders’ information	37,767	33,266	43,225
Transfer agent and regulatory fees	189,237	25,555	56,250
Travel	425,895	370,805	374,865
Stock-based compensation (note 8b)	617,071	961,075	180,764
	6,557,755	3,003,204	2,094,112
Other (income) expense
Interest income	(272,156)	(21,029)	(29,749)
Interest expense	127,262	23,203	9,890
Write off of deferred exploration costs (note 3)	438,931	—	—
Impairment charge (note 3)	4,280,000	—	—
Foreign exchange (gain) loss	(8,865)	(236,917)	108,206
	4,565,172	(234,743)	88,347
Loss for the year	9,478,887	2,768,461	2,182,459
Deficit, beginning of the year	24,979,751	22,211,290	20,028,831
Deficit, end of the year	34,458,638	24,979,751	22,211,290
Basic and diluted loss per common share	$0.06	$0.02	$0.02
Weighted average number of basic and diluted common shares outstanding	164,678,791	116,581,239	89,683,403

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows

For the years ended December 31 (Canadian dollars)	2006	2005	2004
Operating activities :
Loss for the period	(9,478,887)	(2,768,461)	(2,182,459)
Items not affecting cash
Amortization	596,176	19,858	22,022
Amortization of deferred financing costs	81,090	—	—
Stock-based compensation expense	617,071	961,075	180,764
Accretion expense	29,097	—	—
Write off of deferred exploration costs	438,931	—	—
Impairment charge	4,280,000	—	—
Foreign exchange loss (gain)	16,281	(39,944)	(135,458)
Changes in non-cash working capital balances
Accounts receivable	(646,075)	(50,295)	(25,686)
Prepaid expenses	(806,424)	7,057	(45,038)
Accounts payable and accrued liabilities	292,661	1,147,817	(106,151)
Inventory	(357,529)	(259,514)	—
Due to/from related parties	—	—	(21,611)
Cash used in operating activities	(4,937,608)	(982,407)	(2,313,617)
Investing activities :
Deferred financing fees	(209,238)	—	—
Deferred exploration and development costs	(5,072,261)	(4,666,219)	(3,811,533)
Acquisition of capital assets	(3,747,249)	(6,335,240)	(150,724)
Disposal of marketable securities	—	—	28,000
Cash used in investing activities	(9,028,748)	(11,001,459)	(3,934,257)
Financing activities :
Shares issued	16,543,966	11,881,771	1,160,259
Decrease in subscription received in advance	—	(4,680,000)	4,680,000
Repayable loan	2,314,200	2,706,227	—
Loan repayment	—	(2,706,227)	—
Share issue cost	(1,195,261)	(410,546)	—
Cash provided by financing activities	17,662,905	6,791,225	5,840,259
Increase (decrease) in cash and cash equivalents during the period	3,696,549	(5,192,641)	(407,615)
Cash acquired – Vend-In Agreement transaction	—	—	30,062
Cash – beginning of the period	404,987	5,597,628	5,975,181
Cash – end of the period	4,101,536	404,987	5,597,628

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

1.    Nature of Operations

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-project properties located in Central Vietnam – the Bong Mieu Gold property and the Phuoc Son Gold property.

The Company is exploring and developing its mineral properties. The Company has one gold plant in Vietnam and this plant commenced commercial production effective October 1, 2006. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production. To date, the Company has not earned significant revenues from its plant and is considered to be in the development stage.

2.    Summary of Significant Accounting Policies

Basis of presentation and consolidation

These audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash and equivalents

Cash and cash equivalents are comprised of cash on hand and short-term investments that mature within 90 days from the date of acquisition.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations (‘ARO’)

The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs

The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

Property, plant and equipment

The Company records building, plant and equipment at cost. Buildings, plant and equipment involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized, net of residual value, using the straight-line method over 3 years. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives or productive capacity of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related assets.

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with our other owned assets.

Asset impairment – Long-lived assets

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded based on discounted cash flows. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs, and further expenditures. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.

Stock-based compensation

The Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements.  For some of the stock options granted, the options vest based on meeting two of three criteria: (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates.

The Company applies an estimated forfeiture rate when calculating the expense. Compensation expense is reversed for options that are cancelled prior to vesting.

Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares. If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination. The bonus is recognized as a liability at the time of the award. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. No compensation cost is recognized for estimated forfeitures.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period. As there is currently a loss per share, there is no dilutive effect as all outstanding options and warrants are anti-dilutive.

Future income taxes

Future income taxes are recorded using the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition

Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the dore bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract. The quantity of ounces sold is determined by applying a variable recovery rate as well as a return rate of 99.95% for gold and 98% for silver.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against costs of sales.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, dore bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Dore bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

Interest Cost Accounting

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use. The interest rate for capitalization purposes is based on the weighted average rates of Olympus’s outstanding borrowings unless a specific obligation was incurred directly related to the specific asset (e.g. project financing). In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

3.    Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Phuoc Son	6,116,904	6,116,904	9,527,650	7,069,408
Bong Mieu	3,944,000	3,944,000	9,167,689	6,019,834
	10,060,904	10,060,904	18,695,339	13,089,242
Accumulated amortization(1)
Write-off(2)	(45,149)	—	(251,562)	—
Impairment charge(3)	—	—	(438,931)	—
	—	—	(4,280,000)	—
Total	$10,015,755	$10,060,904	$13,724,846	$13,089,242
(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.
(2)	Write off of $438,931 of Deferred Exploration costs relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results
(3)	During fourth quarter 2007, management determined that the Bong Mieu Central mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Hogan) deferred exploration and development costs.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit) which operated by the French from 1896 to 1941. Olympus acquired this project in 1997. Olympus owns 80% and the Company’s Vietnamesepartner owns 20% of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company must pay a 3% net smelter return royalty equal to 3% of the sales price to the Vietnamese government when the gold is melted in Vietnam and 2% royalty based on 80% of the revenues of Bong Mieu Central to Zedex Minerals Limited.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

Phuoc Son Gold Property

The Company holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (‘‘NVMC’’), entered into a joint venture with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (‘‘PSGC’’). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

4.    Asset Retirement Obligation

	December 31, 2006	December 31, 2005
Balance, beginning of the year	$382,509	$—
Increase in obligation	515,545	382,509
Foreign exchange adjustment	22,344	—
Accretion	29,097	—
Balance, end of the period	949,495	382,509
Current portion	59,173	—
Non-current portion	$890,322	$382,509

The asset retirement obligation relates to the Bong Mieu property in Vietnam. The Company estimated the cost of rehabilitating the site at US$1,083,160 over the next 10 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9%

5.    Loan Facility

On February 8, 2006, the Company entered into a US$2.0 million loan facility agreement (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter of 2006. The Facility bears an interest rate of LIBOR plus 2.75% and is repayable on July 31, 2007 (amended from June 30, 2007) but may be extended to June 30, 2008 at the option of MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until July 31, 2007 and $0.4514 until the ultimate repayment date (currently July 31, 2007 with an option to extend until June 30, 2008). The Company can also accelerate exercise of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions. The Facility agreement specifies some restrictions including, but not limited to, the Company must not incur any indebtedness other than permitted financial indebtedness as defined under the Facility agreement. Permitted indebtedness includes any agreement entered into the ordinary course of business to acquire an asset or service where payment for the asset or service is deferred for a period of not more than 90 days and does

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

notexceed, in aggregate, an amount of US $100,000 for each transaction party. Each transaction party is defined as Olympus, Bong Mieu and Formwell. The Facility agreement specifies that the transaction parties must not allow any encumbrance over its assets other than a permitted encumbrance or acquire an asset that is subject to an encumbrance that is not a permitted encumbrance. Each transaction party must not sell, assign, transfer or dispose of or partially dispose of any assets except an asset that does not form part of the secured property or an asset which is replaced by a similar asset. Each transaction party must not reduce its capital, buy back or redeem its shares or other securities issued to it or provide any financial assistance. Each transaction party may not make a distribution without the prior written consent of MBL. A distribution is defined as a dividend, distribution or any other amount related to a marketable security issued by the transaction party or interest or fee paid by the transaction party on any financial accommodation provided by a person holding a direct or indirect interest in the transaction party. The requirement for a written consent for distributions has not had a significant impact on our cash obligations to date as we have not paid out any dividends. Intercompany loans amongst transaction parties cannot be repaid to the lending transaction party unless the lending transaction party uses the proceeds of repayment to repay the MBL Facility. The above restriction on intercompany loan settlement does not significantly impact our ability to meet cash obligations as it does not prevent the provision of intercompany loans and only affects the method and timing of intercompany loan settlements.

6.    Advance Exploration Contributions

The advance exploration contributions (the ‘‘Prepaid Contribution’’) due to Ivanhoe Mines Ltd. as at December 31, 2005, were adjusted to US$1,024,226 (C$1,191,175) and represent the balance due to Ivanhoe as at November 30, 2002. The amount was repayable on January 5, 2006 at which time it would be repaid in cash unless such payment would reduce the Company’s working capital to less than US$1,000,000, in which case the Company would settle by issuing Ivanhoe common shares of the Company having an aggregate market value equal to such remaining amount, determined on the basis of the average closing prices of the Company’s shares over the preceding 20 trading days.

Pursuant to an Assignment Agreement dated January 1, 2006, the Prepaid Contribution of US$1,024,226 due to Ivanhoe was assigned to Zedex Minerals Limited (‘‘Zedex’’). On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution. Shares were issued at the average closing prices of the Company’s shares over the preceding 20 trading days which was equal to $0.34475.

7.    Property, Plant & Equipment

(in dollars)	2006			2005
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Buildings	502,412	47,161	455,251	452,865	27,272	425,593
Leasehold improvements	103,005	13,333	89,672	15,087	8,127	6,960
Plant and equipment	5,613,823	281,354	5,332,469	4,567,371	103,031	4,464,340
Office equipment, furniture and fixtures	867,883	292,234	575,649	503,090	176,276	326,814
Motor vehicles	376,548	153,956	222,592	283,187	106,392	176,795
Infrastructure	2,047,585	69,855	1,977,730	356,175	8,942	347,233
Construction in progress	2,044,394	—	2,044,394	702,187	—	702,187
	11,555,650	857,893	10,697,757	6,879,962	430,040	6,449,922

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

8.    Capital Stock

a)    Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2004, December 31, 2005 and December 31, 2006.

	Number of Shares	Amount $
Common shares, January 1, 2004	81,341,526	32,330,552
Issued upon exercise of options	45,000	8,650
Issued upon exercise of warrants	2,879,021	1,151,609
Vend-In transaction	13,483,113	5,258,414
Common shares, January 1, 2005	97,748,660	38,749,225
Private placements	32,645,000	11,063,500
Issued upon exercise of warrants	1,452,540	435,762
Share issue costs	—	(538,816)
Common shares, January 1, 2006	131,846,200	49,709,671
Private placement	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment (see note 6)	3,406,758	1,174,480
Share issue costs	—	(1,663,981)
Common shares, December 31, 2006	164,678,791	66,074,507

The following table shows movements in contributed surplus of the Company for the years ended December 31, 2006 and 2005.

	2006	2005	2004
Balance, beginning of the year	2,656,679	1,567,334	367,440
Valuation of options	556,109	961,075	180,764
Valuation of warrants	1,445,573	128,270	—
Exercise options and warrants	(310,371)	—	—
Adopt fair value accounting	—	—	1,019,130
Balance, end of the year	4,347,990	2,656,679	1,567,334

On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7% of the gross proceeds and were issued 1,890,000 compensation warrants. Each compensation warrant is exercisable for one common share at $0.58 and expires on March 31, 2008.

In the first quarter of 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution according to the Vend-In Agreement provision for repayment of the Prepaid Contribution via issuance of common shares (see note 6).

b)    Stock Options

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. Under the plan, options to purchase shares of the Company may be

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 10% of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2006 and 2005.

	December 31, 2006		December 31, 2005		December 31, 2004
	Number of Options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of the year	11,298,667	$0.37	4,244,500	$0.52	4,593,500	$0.52
Granted	1,965,000	0.45	8,420,000	0.33	1,315,000	0.48
Exercised	(1,155,833)	0.33	—	—	(45,000)	0.19
Cancelled/ Expired	(630,334)	0.44	(1,365,833)	0.51	(1,619,000)	0.54
Outstanding, end of the period	11,477,500	0.39	11,298,667	0.37	4,244,500	0.51
Options exercisable at the end of the year	9,619,793		7,980,333		3,201,166

The following table summarizes information about the stock options outstanding as at December 31, 2006.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding As at December 31, 2006	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable As at December 31, 2006	Weighted Average Exercise Price
$0.30-0.36	6,452,500	3.73	$0.32	5,336,251	$0.32
$0.40-0.45	2,570,000	2.35	0.41	1,995,209	0.41
$0.50-0.55	1,705,000	3.06	0.51	1,538,333	0.51
$0.60-0.65	750,000	0.12	0.60	750,000	0.60
	11,477,500	3.08	0.39	9,619,793	0.39

During the year ended December 31, 2006, 1,965,000 options were granted and were valued at $428,628. The total stock-based compensation expense recognized during the year for stock options granted in the current and prior years and that vested during the current year was $524,197 [2005 – $961,075, 2004 — $180,764] using the fair value method and was credited to contributed surplus.

c) Warrants

The following is a summary of the 7,266,092 warrants outstanding as at December 31, 2006 [2005 – 1,270,000, 2004 – 8,762,560]. On January 12, 2006, 1,270,000 warrants were exercised at $0.40 per share.

Total Outstanding	Exercise Price	Expiry Date
	$0.43	June 30, 2007
5,376,092	$0.45	June 30, 2008
1,890,000	$0.58	March 31, 2008

According to the Facility with Macquarie Bank entered into on February 8, 2006, the Company granted 5,376,092 purchase warrants (see note 5). 2,688,046 of the warrants became issuable upon

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

receipt of the TSXV approval of the warrants, and 2,688,046 of the warrants were issuable on or before the first advance under the facility which occurred on February 14, 2006. The fair value of the warrants was estimated to be $973,073 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 74% and 79%, expected time until exercise of 1.25 years and 1 year respectively. The amount was recorded as contributed surplus and as a deferred financing cost to be amortized over the term of the facility.

On March 31, 2006, 1,890,000 warrants were issued to Paradigm Capital Inc., M Partners Inc. and CIBC World Markets Inc. in conjunction with the private placement that closed on that day. The fair value of the warrants was estimated to be $472,500 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 68% and expected time until exercise of 2 years. The amount was included as part of issue costs and contributed surplus.

d)	Bonus Share Program

During the year ended December 31, 2006, employees who opted for their bonus to be paid in common shares will receive 191,330 common shares in 2007. On the grant date, the fair value of the incremental share award including the cash bonus was $113,224. The total compensation expense recognized for the bonus share program for the year ended December 31, 2006 was $92,874 [2005 and 2004 – nil] including the incremental share award and the original cash bonus award.

9.    Related Party Transactions

During the period ended December 31, 2006, the Company entered into the following transactions with related parties:

a)	Paid or accrued $67,424 in legal fees to a company controlled by a director of the Company as compared to $26,536 in 2005. Services are not under contract and are engaged as required.

b)	Paid or accrued $581,396 in management fees and $147,377 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2005, the Company paid or accrued $420,597 in management fees and $214,702 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.

c)	Paid or accrued $26,228 in royalties and $6,136 in expenses to Zedex, a shareholder of Olympus. In 2005 the company paid Zedex $17,260 in interest for a short term loan and $3,852, in expenses. Royalties incurred are a result of an ongoing contract with the related party.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

10.    Commitments and Contractual Obligations

As at December 31, 2006 Payments Due by Period	Total	Less than One Year	2 – 10 Years
Debt facility	$2,330,800	$2,330,800	$—
Capital lease obligation	412,894	412,894	—
Operating lease	950,588	950,588	—
Purchase Obligations – supplies and services	2,069,333	2,069,333	—
Purchase obligations – capital	1,475,203	1,475,203	—
Purchase obligations – power supply	244,734	244,734	—
Asset retirement obligations	1,262,314	59,173	1,203,141
Total	$8,745,866	$7,542,725	$1,203,141

11.    Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, capital lease obligations and loan facility.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, primarily with respect to the US dollar. The Company has a number of investments in foreign subsidiaries and joint ventures, whose net assets are exposed to currency translation risk.

A certain amount of the transactions with respect to the Bong Mieu and Phuoc Son projects are denominated in the Vietnamese Dong, which is not freely convertible into foreign currency, and there are restrictions on the removal of capital from the country. These restrictions may have an adverse impact on the Company’s ability to repatriate funds from Vietnam.

12.    Capital Lease Obligation

The company has capital leases at its Bong Mieu Central mine.

	December 31, 2006	December 31, 2005
Total minimum lease payment	$412,894	$—
Less: current portion	412,894	—
	$—	$—

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

13.    Inventory

	December 31, 2006	December 31, 2005
Dore Bars	$73,047	$—
Ore in stockpiles	76,337	—
Gold in circuit	18,800	—
Mine operating supplies	448,859	259,514
Total	$617,043	$259,514

14.    Income Taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2006 $	2005 $	2004 $
Loss	(9,479,000)	(2,768,000)	(2,182,459)
Expected Recovery	(3,223,000)	(945,000)	(742,036)
Issue Costs	(215,000)	(105,000)	(120,000)
Foreign Tax Differential	1,418,000	(268,000)	—
Non Deductible expenses	116,000	596,000	114,308
Benefit of current year loss not recognized	1,904,000	722,000	747,728
Total income tax recovery	—	—	—

The components of the Company’s future income tax assets are as follows:

	2006 $	2005 $	2004 $
Non-capital losses carried forward	3,888,000	2,415,000	1,827,000
Deferred exploration and development costs	301,000	—	—
Issue costs	616,000	263,000	186,000
Capital Assets	25,000	25,000	20,000
Resource related deductions	692,000	641,000	638,000
Future income tax asset	5,522,000	3,344,000	2,671,000
Valuation allowance	(5,522,000)	(3,344,000)	(2,671,000)
Net future income tax asset	—	—	—

The Company has available for deduction against future taxable income non-capital losses of approximately $10,719,611 (2005 – $5,815,000, 2004 – $5,021,000). These losses, if not utilized, will expire in 2013. Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these consolidated financial statements.

15.    Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the ‘‘MOA’’) was entered into by Abra Mining and Industrial Corporation (‘‘AMIC’’), the Company and Jabel Corporation (‘‘Jabel’’) that allows the Grantee (defined as the

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

Company and ‘‘a Philippine national’’) to acquire an option to earn a 60% interest in AMIC’s Capcapo mining tenement (the ‘‘property’’) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property.

The MOA is a binding agreement that is conditional on the completion of due diligence program in second quarter 2007 to validate historical drilling information. Once the due diligence procedures are complete and the drilling information is validated, a formal agreement will be signed and a cash payment of U.S. $200,000 will be made by the Grantee to AMIC. Under Philippine law, foreign-owned entities can only hold up to 40% of a Mineral Production Sharing Agreement (‘‘MPSA’’). Consequently, the Company can only directly hold 40% in the MPSA and will have to identify a Philippine national corporation to hold the additional 20%. The Phillipine national corporation has not yet been identified. A Philippine national corporation is one which is not more than 40% foreign-owned. Six months after the signing of the formal agreement, the Grantee will issue common shares of the Company to AMIC with a total value of U.S. $350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of the Company with a total value of U.S. $450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the 5th year after the signing of the formal agreement. The Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent. Once the 60% interest has been earned, a new joint venture company (‘‘NEWCO’’) would be formed of which the Grantee would hold a 60%. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO, as defined in the agreement, whichever is higher.

16.    Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

17.    Subsequent Event

On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000.   All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

18.    Differences from Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statement, balance sheet and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a)	Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on our properties after proven and probable reserves have been found as well as on

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

properties where the Company has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (‘‘SEC’’) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP. Accordingly, any amortization, impairment charges or write-offs on deferred development and exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed.

b)	Production Start Date

Different criteria are applied under Canadian GAAP as compared to U.S. GAAP for determining the production start date of a mine for accounting purposes. The production start date for the Bong Mieu Central Open pit (Ho Gan) mine, which began producing gold during 2006, was July 1, 2006 under U.S. GAAP and October 1, 2006 under Canadian GAAP. Once a mine is considered to be in the production stage, sales, cost of sales, depreciation and amortization and inventory are recorded. As a result, under Canadian GAAP, these sales, cost of sales, depreciation and amortization and inventory were capitalized to deferred development costs for the three months ended September 30, 2006. This results in a further difference in amortization expense as a result of the differing carrying value of the mineral properties and capital assets.

Under U.S. GAAP, the production start date is determined by a number of factors including when all major capital expenditures have been completed for a mine, completion of a reasonable period of testing, the ability to produce gold in a saleable form and whether production / sales and extraction prior to production start date are considered de minimus. Under Canadian GAAP, the production start date is based on whether all major capital expenditures have been made, anticipated activity levels have been reached such as recovery rate, mining, crushing and processing tonnes per day and  the ability to consistently extract and produce gold.  Under Canadian GAAP, incidental revenue does not necessarily infer that production stage has been reached.  The criteria that resulted in the accounting difference would be the de minimus sales / production and extraction criteria resulting in the earlier production start date under U.S. GAAP.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

c)	Consolidated Balance Sheets

For the years ended December 31

			2006			2005
	Notes		Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Current assets			6,422,563	—	6,422,563	910,018	—	910,018
Long-term assets
Mineral properties	(b	)	10,015,755	(37,500)	9,978,255	10,060,904	—	10,060,904
Capital assets(ii)	(b	)	10,697,757	(79,332)	10,618,425	6,449,922	—	6,449,922
Deferred Financing Costs (i)			695,773	(486,537)	209,236	—	—	—
Deferred exploration and development costs	(a	)	13,724,846	(13,724,846)	—	13,089,242	(13,089,242)	—
			35,134,131	(14,328,215)	20,805,916	29,600,068	(13,089,242)	16,510,826
Total Assets			41,556,694	(14,328,215)	27,228,479	30,510,086	(13,089,242)	17,420,844
Total Liabilities (i)			5,592,835	(486,537)	5,106,298	3,123,487	—	3,123,487
Total Shareholders’ equity			35,963,859	(13,841,678)	22,122,181	27,386,599	(13,089,242)	14,297,357
Total liabilities and Shareholders’ equity			41,556,694	(14,328,215)	27,228,479	30,510,086	(13,089,242)	17,420,844
(i)	Under US GAAP, deferred financing costs are netted against the loan.
(ii)	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalization interest is recorded as an addition to capital assets.

d)    Reconciliation of consolidated net income

For the years ended December 31

	Notes	2006	2005	2004
Net loss under Canadian GAAP		$9,478,887	$2,768,461	$2,182,459
Sales	(b)	(1,193,954)	—	—
Cost and expenses	(a) & (b)	1,536,989	—	—
Exploration and development expenditures	(a)	5,128,332	4,666,219	4,537,678
Reverse impairment charge	(a)	(4,280,000)	—	—
Reverse write-down	(a)	(438,931)	—	—
Net loss and comprehensive loss under US GAAP		$10,231,323	$7,434,680	6,720,137
Basic and diluted loss per share		$0.06	$0.06	$0.07

e)    Consolidated statements of cash flow under US GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

For the years ended December 31

	2006	2005	2004
Activities
Operating	(10,009,869)	(5,648,626)	(6,125,150)
Investing	(3,956,487)	(6,335,240)	(122,724)
Financing	17,662,905	6,791,225	5,840,259
Cash and equivalents at the beginning of year	404,987	5,597,628	5,975,181
Cash acquired – Vend-In Agreement	—	—	30,062
Cash and equivalent at end of year	4,101,536	404,987	5,597,628

f)	US GAAP Recent Developments

(i)	In February 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS 155, ‘‘Accounting for Certain Hybrid Financial Instruments’’ which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, ‘‘Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.’’ This Statement:

•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

•	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

•	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Provisions of this Statement may be applied to instruments that the Company holds at the date of adoption on an instrument-by-instrument basis. Adoption of this Statement is required as of the beginning of the first fiscal year that begins after December 31, 2006. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.

(ii)	In March 2006, the FASB issued SFAS 156, ‘‘Accounting for Servicing of Financial Assets,’’ which amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

•	Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

•	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

•	Permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities.

•	At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

•	Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

Adoption of SFAS 156 is required as of the beginning of the first fiscal year that begins after December 31, 2006. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.

(iii)	In June 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109 and provides guidance on recognizing, measuring, presenting and disclosing in the financial statements tax positions that a company has taken or expected to take on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated financial statements.

(iv)	In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements’’ (‘‘SFAS 157’’). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company at this time has not evaluated the impact, if any, of SFAS 157 on its financial statements.

(v)	In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 106, and 132(R)’’ (‘‘SFAS 158’’). SFAS 158 requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. SFAS158 requires prospective application, recognition and disclosure requirements effective for the Company’s fiscal year ending December 31, 2006; these requirements did not have any impact on the Company’s consolidated financial statements for the year ended December 31, 2006. Additionally, SFAS 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for the Company’s fiscal year ending December 31, 2008. The Company does not expect the adoption of SFAS 158 to have any material impact on its consolidated financial statements.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

(vi)	In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of SFAS 115. SFAS No.159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company’s fiscal year beginning January 1, 2008. The Company is in the process of evaluating the impact of this statement, if any, on its consolidated financial statements.

END OF NOTES TO FINANCIAL STATEMENTS

NOTICE TO THE READER

The accompanying unaudited interim consolidated financial statements and all information contained in the attached 2007 first quarter report have been prepared by and are the responsibility of the management of the Company.

The Audit Committee of the Board of Directors, consisting of three members, has reviewed the financial statements and related financial reporting matters.

The Company’s independent auditors, Ernst & Young LLP, Chartered Accountants, have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

OLYMPUS PACIFIC MINERALS INC.

Consolidated Balance Sheets
Unaudited

As at Canadian dollars	March 31 2007	December 31 2006
ASSETS
Current
Cash	13,529,901	4,101,536
Accounts receivable	462,739	803,027
Prepaid expenses	343,501	900,957
Inventory (note 12)	827,586	617,043
	15,163,727	6,422,563
Long-term
Property, plant & equipment (note 6)	10,627,025	10,697,757
Mineral properties (note 3)	9,961,884	10,015,755
Deferred financing costs (note 7c)	—	695,773
Deferred exploration and development costs (note 3)	15,099,233	13,724,846
	35,688,142	35,134,131
	50,851,869	41,556,694
LIABILITIES
Current
Accounts payable and accrued liabilities	1,794,400	1,899,646
Capital lease obligations (note 11)	330,786	412,894
Loan facility (notes 2 and 5)	1,984,843	2,330,800
Asset retirement obligation (note 4)	58,625	59,173
	4,168,654	4,702,513
Long-term
Asset retirement obligation (note 4)	892,286	890,322
	892,286	890,322
	5,060,940	5,592,835
SHAREHOLDERS’ EQUITY
Share capital (note 7a)	78,535,164	66,074,507
Contributed surplus (notes 7b,c,d)	5,017,625	4,347,990
Deficit	(37,761,860)	(34,458,638)
	45,790,929	35,963,859
	50,851,869	41,556,694

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Operations and Comprehensive Loss
Unaudited

For the three months ended ended March 31 (Canadian dollars)	2007	2006
Sales – Gold	1,119,084	—
Cost and expenses
Cost of sales	1,577,892	—
Amortization	460,899	9,377
General exploration	74,906	37,110
Royalty expense	21,331	—
Consulting fees	159,444	45,902
Office and general administrative	75,654	48,785
Investor relations and promotion	38,770	75,939
Management fees and salaries	506,365	248,657
Professional fees	119,897	43,604
Shareholders’ information	3,664	10,032
Transfer agent and regulatory fees	105,200	132,761
Travel	50,008	130,464
Stock-based compensation (note 7b)	821,685	176,440
	4,015,715	959,071
Other (income) expense
Interest income	(37,082)	(2,164)
Interest expense	128,879	—
Write-off of deferred transaction costs	265,488	—
Foreign exchange loss	49,306	4,837
	406,591	2,673
Loss and comprehensive loss	3,303,222	961,744
Basic and diluted loss per common share	$0.02	$0.01
Weighted average number of common shares outstanding	165,038,584	133,010,570

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Deficit
Unaudited

For the three months ended March 31 (Canadian dollars)	2007	2006
Deficit, beginning of the year	34,458,638	24,979,751
Loss for the period	3,303,222	961,744
Deficit, end of the period	37,761,860	25,941,495

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Cash Flows
Unaudited

For the three months ended ended March 31 (Canadian dollars)	2007	2006
Operating activities :
Loss for the period	(3,303,222)	(961,744)
Items not affecting cash
Amortization	460,899	9,377
Write-off of deferred transaction costs	209,237	—
Interest expense	81,090	—
Stock-based compensation expense	821,685	176,440
Accretion expense	10,215	—
Foreign exchange gain	(34,225)	(15,050)
Changes in non-cash working capital balances
Accounts receivable	340,288	(210,585)
Prepaid expenses	557,456	(110,046)
Accounts payable and accrued liabilities	(65,888)	6,331
Inventory	(210,543)	94,712
Cash used in operating activities	(1,133,008)	(1,010,565)
Investing activities :
Deferred exploration and development costs	(1,098,016)	(1,442,439)
Acquisition of property, plant and equipment	(531,579)	(94,547)
Cash used in investing activities	(1,629,595)	(1,536,986)
Financing activities :
Shares issued	12,269,250	16,215,985
Repayable loan	—	2,336,000
Capital lease obligation	(78,282)	—
Share issue cost	—	(1,177,971)
Cash provided by financing activities	12,190,968	17,374,014
Increase in cash and cash equivalents during the period	9,428,365	14,826,463
Cash – beginning of the period	4,101,536	404,987
Cash – end of the period	13,529,901	15,231,450

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

1.    Nature of Operations

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-project properties located in Central Vietnam — the Bong Mieu Gold property and the Phuoc Son Gold property.

The Company is exploring and developing its mineral properties. The Company has one gold plant in Vietnam and this plant commenced commercial production effective October 1, 2006. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production. To date, the Company has not earned significant revenues from its plant and is considered to be in the development stage.

2.    Summary of Significant Accounting Policies

Basis of presentation and consolidation

These unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

Change in Accounting Policies

The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

a)    Section 3855 — Financial Instruments — Recognition and Measurement. Section 3855 requires that all financial assets, except losses and receivables and those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.  Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets valued after January 1, 2007. The adoption of Section 3855 had no effect on the Company’s financial statements except for the prospective reclassification of deferred financing costs from long term assets to net against the loan facility as required under Section 3855.

b)    Section 1530 — Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Cash and equivalents

Cash and cash equivalents are comprised of cash on hand and short-term investments that mature within 90 days from the date of acquisition.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.

Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations

The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs

The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Property, plant and equipment

The Company records building, plant and equipment at cost. Buildings, plant and equipment involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized, net of residual value, using the straight-line method over 3 years. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives or productive capacity of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related assets.

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with our other owned assets.

Asset impairment — Long-lived assets

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs at least annually or when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing impairment for these assets, if the fair value or total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded based on discounted cash flows. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs, and further expenditures. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.

Stock-based compensation

The Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements.  For some of the stock options granted, the options vest based on meeting two of three criteria: (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company. Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.

Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares. If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination. The bonus is recognized as a liability at the time of the award. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. No compensation cost is recognized for estimated forfeitures.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period. As there is currently a loss per share, there is no dilutive effect from all outstanding options and warrants.

Future income taxes

Future income taxes are recorded using the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stripping Costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Revenue Recognition

Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the dore bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract. The quantity of ounces sold is determined by applying a variable recovery rate as well as a return rate of 99.95% for gold and 98% for silver.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against costs of sales.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, dore bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

beginning of a month and the cost of similar items added during the month. Dore bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

Interest Cost Accounting

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use. In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

3.    Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Phuoc Son	$6,116,904	$6,116,904	$10,285,745	$9,527,650
Bong Mieu	3,944,000	3,944,000	5,504,677	9,167,689
	10,060,904	10,060,904	15,790,422	18,695,339
Accumulated amortization(1)	(99,020)	(45,149)	(252,258)	(251,562)
Write-off(2)	—	—	(438,931)	(438,931)
Impairment charge(3)	—	—	—	(4,280,000)
Total	$9,961,884	$10,015,755	$15,099,233	$13,724,846
(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.
(2)	Write off of $438,931 of Deferred Exploration costs relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results
(3)	During fourth quarter 2006, management determined that the Bong Mieu Central mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Hogan) deferred exploration and development costs.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit) which operated by the French from 1896 to 1941. Olympus acquired this project in 1997. Olympus owns 80% and the Company’s Vietnamesepartner owns 20% of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company must pay a 3% net smelter return royalty equal to 3% of the sales price to the Vietnamese government when the gold is melted in Vietnam and 2% royalty based on 80% of the revenues of Bong Mieu Central to Zedex Minerals Limited.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Phuoc Son Gold Property

The Company holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (‘‘NVMC’’), entered into a joint venture with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (‘‘PSGC’’). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

4.    Asset Retirement Obligation

	Three-month period ended March 31, 2007	Year ended December 31, 2006
Balance, beginning of the period	$949,495	$382,509
Increase in obligation	—	515,545
Foreign exchange adjustment	(8,798)	22,344
Accretion	10,214	29,097
Balance, end of the period	950,911	949,495
Current portion	58,625	59,173
Non-current portion	$892,286	$890,322

The asset retirement obligation relates to the Bong Mieu property in Vietnam. The Company estimated the cost of rehabilitating the site at US$1,083,160 over the next 10 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9%

5.    Loan Facility

On February 8, 2006, the Company entered into a US$2.0 million loan facility agreement (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter of 2006. The Facility bears an interest rate of LIBOR plus 2.75% and is repayable on July 31, 2007 (amended from June 30, 2007) but may be extended to June 30, 2008 at the option of MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until July 31, 2007 and $0.4514 until the ultimate repayment date (currently July 31, 2007 with an option to extend until June 30, 2008). The Company can also accelerate exercise of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions. The Facility agreement specifies some restrictions including, but not limited to, the Company must not incur any indebtedness other than permitted financial indebtedness as defined under the Facility agreement. Permitted indebtedness includes any agreement entered into the ordinary course of business to acquire an asset or service where payment for the asset or service is deferred for a period of not more than 90 days and does not exceed, in aggregate, an amount of US $100,000 for each transaction party. Each transaction party is

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

defined as Olympus, Bong Mieu and Formwell. The Facility agreement specifies that the transaction parties must not allow any encumbrance over its assets other than a permitted encumbrance or acquire an asset that is subject to an encumbrance that is not a permitted encumbrance. Each transaction party must not sell, assign, transfer or dispose of or partially dispose of any assets except an asset that does not form part of the secured property or an asset which is replaced by a similar asset. Each transaction party must not reduce its capital, buy back or redeem its shares or other securities issued to it or provide any financial assistance. Each transaction party may not make a distribution without the prior written consent of MBL. A distribution is defined as a dividend, distribution or any other amount related to a marketable security issued by the transaction party or interest or fee paid by the transaction party on any financial accommodation provided by a person holding a direct or indirect interest in the transaction party. The requirement for a written consent for distributions has not had a significant impact on our cash obligations to date as we have not paid out any dividends. Intercompany loans amongst transaction parties cannot be repaid to the lending transaction party unless the lending transaction party uses the proceeds of repayment to repay the MBL Facility. The above restriction on intercompany loan settlement does not significantly impact our ability to meet cash obligations as it does not prevent the provision of intercompany loans and only affects the method and timing of intercompany loan settlements.

6.    Property, Plant & Equipment

(in dollars)	March 31, 2007			December 31, 2006
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$502,412	$74,357	$428,055	$502,412	$47,161	$455,251
Leasehold improvements	103,005	21,401	81,604	103,005	13,333	89,672
Plant and equipment	5,723,539	513,321	5,210,218	5,613,823	281,354	5,332,469
Office equipment, furniture and fixtures	899,064	340,762	558,302	867,883	292,234	575,649
Motor vehicles	376,548	167,911	208,637	376,548	153,956	222,592
Infrastructure	1,905,475	177,620	1,727,855	2,047,585	69,855	1,977,730
Construction in progress	2,412,354	—	2,412,354	2,044,394	—	2,044,394
	$11,922,397	$1,295,372	$10,627,025	$11,555,650	$857,893	$10,697,757

7.    Capital Stock

a)    Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2006 and the quarter ended March 31, 2007.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

	Number of Shares	Amount $
Common shares, January 1, 2006	131,846,200	$49,709,671
Private placement	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment	3,406,758	1,174,480
Share issue costs	—	(1,663,981)
Common shares, December 31, 2006	164,678,791	$66,074,507
Private placement	21,428,571	12,000,000
Issued upon exercise of options	609,400	381,943
Bonus common shares issued	117,060	78,714
Common shares, March 31, 2007	186,833,822	$78,535,164

The following table shows movements in contributed surplus of the Company for the period ended March 31, 2007 and year ended December 31, 2006.

	March 31, 2007	December 31, 2006
Balance, beginning of the year	$4,347,990	$2,656,679
Valuation of options	821,685	556,109
Bonus common shares issued	(39,357)	—
Valuation of warrants	—	1,445,573
Exercise options and warrants	(112,693)	(310,371)
Balance, end of the period	$5,017,625	$4,347,990

On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000. All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7% of the gross proceeds and were issued 1,890,000 compensation warrants. Each compensation warrant is exercisable for one common share at $0.58 and expires on March 31, 2008.

In the first quarter of 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution according to the Vend-In Agreement provision for repayment of the Prepaid Contribution via issuance of common shares. Shares were issued at the average closing prices of the Company’s shares over the preceding 20 trading days which was equal to $0.34475. Pursuant to an Assignment Agreement dated January 1, 2006, the Prepaid Contribution of US$1,024,226 due to Ivanhoe was assigned to Zedex Minerals Limited (‘‘Zedex’’).

b)    Stock Options

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 10% of the Company’s issued and outstanding shares.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the quarter ended March 31, 2007 and the year ended December 31, 2006.

	March 31, 2007		December 31, 2006
	Number of Options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of the year	11,477,500	0.39	11,298,667	$ 0.37
Granted	7,100,000	0.71	1,965,000	0.45
Exercised	(609,400)	0.44	(1,155,833)	0.33
Cancelled/ Expired	(831,600)	0.59	(630,334)	0.44
Outstanding, end of the period	17,136,500	0.51	11,477,500	0.39
Options exercisable at the end of the period	11,448,886		9,619,793

The following table summarizes information about the stock options outstanding for the period ended March 31, 2007.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding As at March 31, 2007	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $	Number Exercisable As at March 31, 2007	Weighted Average Exercise Price $
$0.30 - 0.36	6,452,500	3.48	0.32	5,670,970	0.32
$0.40 - 0.45	2,170,000	2.25	0.41	1,821,637	0.41
$0.50 - 0.55	1,414,000	2.82	0.51	1,363,133	0.51
$0.60 - 0.65	3,100,000	4.93	0.65	1,132,218	0.65
$0.75	4,000,000	4.93	0.75	1,460,928	0.75
	17,136,500			11,448,886

During the period ended March 31, 2007, 7,100,000 options were granted and were valued at $2,174,500 using the Black-Scholes model with the assumptions of risk-free interest rate of 3.89% and expected volatility of 83.20%. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for 5 business days from the grant date. The vesting periods of these options: 1/3 of the shares were vested on the date of the grant; 1/3 is vesting on July 16, 2008 and another 1/3 on July 16, 2009.

The total stock-based compensation expense recognized during the period for stock options granted in the current and prior years and that vested during the current period was $821,685 [2006 — $176,440] using the fair value method and was credited to contributed surplus.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

c)    Warrants

The following is a summary of the 7,266,092 warrants outstanding as at March 31, 2007
[2006 — 7,266,092]. On January 12, 2006, 1,270,000 warrants were exercised at $0.40 per share.

Total Outstanding	Exercise Price	Expiry Date
	$0.43	June 30, 2007
5,376,092	0.45	June 30, 2008
1,890,000	$0.58	March 31, 2008

According to the Facility with Macquarie Bank entered into on February 8, 2006, the Company granted 5,376,092 purchase warrants (see note 5) of which 2,688,046 of the warrants became issuable upon receipt of the TSXV approval of the warrants, and 2,688,046 of the warrants were issuable on or before the first advance under the facility which occurred on February 14, 2006. The fair value of the warrants was estimated to be $973,073 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 74% and 79%, expected time until exercise of 1.25 years and 1 year respectively. The amount was recorded as contributed surplus and as a deferred financing cost to be amortized over the term of the facility.

On March 31, 2006, 1,890,000 warrants were issued to Paradigm Capital Inc., M Partners Inc. and CIBC World Markets Inc. in conjunction with the private placement that closed on that day. The fair value of the warrants was estimated to be $472,500 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 68% and expected time until exercise of 2 years. The amount was included as part of issue costs and contributed surplus.

d)    Bonus Share Program

During the year ended December 31, 2006, employees who opted for their bonus to be paid in common shares will receive 191,330 common shares in 2007 of which 117,060 common shares were issued to employees in Q1 2007. On the grant date, the fair value of the incremental share award including the cash bonus was $113,224. The total compensation expense recognized for the bonus share program for the three-month period ended March 31, 2007 was $9,007.

8.    Related Party Transactions

During the period ended March 31, 2007, the Company entered into the following transactions with related parties:

a)    Paid or accrued $21,230 in legal fees to a company controlled by a director of the Company as compared to $67,424 in 2006. Services are not under contract and are engaged as required.

b)    Paid or accrued $130,188 in management fees and $25,778 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2006, the Company paid or accrued $127,063 in management fees and $40,285 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.

c)    Paid or accrued $21,331 in royalties as compared to nil in 2006. Royalties incurred are a result of an ongoing contract with the related party.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

9.    Commitments and Contractual Obligations

As at March 31, 2007

Payments Due by Period	Total	Less than One Year	2 - 10 Years
Debt facility	$2,309,200	$2,309,200	$—
Capital lease obligation	330,786	330,786	—
Operating lease	44,445	40,808	3,637
Purchase Obligations – supplies and services	1,154,263	1,139,888	14,375
Purchase obligations – capital	1,042,583	1,030,833	11,750
Purchase obligations – power supply	181,850	181,850	—
Asset retirement obligations	1,262,314	59,173	1,203,141
Total	$6,325,441	$5,092,538	$1,232,903

10.    Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, capital lease obligations and loan facility. The carrying amount of cash and cash equivalents, receivables and capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities. The carrying value of short term debt approximates fair value primarily due to the floating nature of the interest rate on the loan facility.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. These potential currency fluctuations could have an impact on expenditures, production costs and Company profitability. At present, the Company does not use derivative instruments to reduce its exposure to foreign currency risk, primarily with respect to the US dollar. The Company has a number of investments in foreign subsidiaries and joint ventures, whose net assets are exposed to currency translation risk.

A certain amount of the transactions with respect to the Bong Mieu and Phuoc Son projects are denominated in the Vietnamese Dong, which is not freely convertible into foreign currency, and there are restrictions on the removal of capital from the country. These restrictions may have an adverse impact on the Company’s ability to repatriate funds from Vietnam.

Interest rate risk

The Company is exposed to interest rate risk as interest on our variable interest rate U.S.$2.0 million loan facility fluctuates due to changes in the LIBOR market interest rates. There were no derivative instruments related to interest rates outstanding as at March 31, 2007 and December 31, 2006.

Market risk

The profitability of the operating mine of the Company is related to the market price of gold and silver. The Company does not engage in derivative instruments at present.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

11.    Capital Lease Obligation

The Company has capital leases at its Bong Mieu Central mine.

	March 31, 2007	December 31, 2006
Total minimum lease payment	$330,786	$412,894
Less: current portion	330,786	412,894
	$—	$—

12.    Inventory

	March 31, 2007	December 31, 2006
Dore Bars	$84,172	$73,047
Ore in stockpiles	105,138	76,337
Gold in circuit	56,266	18,800
Mine operating supplies	582,010	448,859
Total	$827,586	$617,043

13.    Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the ‘‘MOA’’) was entered into by Abra Mining and Industrial Corporation (‘‘AMIC’’), the Company and Jabel Corporation (‘‘Jabel’’) that allows the Grantee (defined as the Company and ‘‘a Philippine national’’) to acquire an option to earn a 60% interest in AMIC’s Capcapo mining tenement (the ‘‘property’’) located in the Province of Abra in the Philippines upon incurring a specified level of expenditures on the property.

The MOA is a binding agreement that is conditional on the completion of due diligence program in second quarter 2007 to validate historical drilling information. Once the due diligence procedures are complete and the drilling information is validated, a formal agreement will be signed and a cash payment of U.S. $200,000 will be made by the Grantee to AMIC. Under Philippine law, foreign-owned entities can only hold up to 40% of a Mineral Production Sharing Agreement (‘‘MPSA’’). Consequently, the Company can only directly hold 40% in the MPSA and will have to identify a Philippine national corporation to hold the additional 20%. The Phillipine national corporation has not yet been identified. A Philippine national corporation is one which is not more than 40% foreign-owned. Six months after the signing of the formal agreement, the Grantee will issue common shares of the Company to AMIC with a total value of U.S. $350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of the Company with a total value of U.S. $450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the 5th year after the signing of the formal agreement. The Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent. Once the 60% interest has been earned, a new joint venture company (‘‘NEWCO’’) would be formed of which the Grantee would hold a 60%. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO, as defined in the agreement, whichever is higher.

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements (Unaudited)
March 31, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

14.    Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

END OF NOTES TO FINANCIAL STATEMENTS