Form 20-F/A
period 2006-12-31
OLYMPUS PACIFIC MINERALS INC
filed 2007-12-21
CIK 1164099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F-A

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    Not Applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes       No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes       No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports). And (2) has been subject to such filing requirements for the past 90 days.

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

Yes       No

i

ii

EXPLANATORY NOTE:

The Company is refiling its Annual Report on Form 20-F as a result of reflecting the following amendments:

•	Include updated information as provided in the latest registration statements Form 20-F-A filed on November 13, 2007 and November 16, 2007 to provide more current information to readers.

•	To provide additional information as to impairment testing methodologies used, the results of impairment testing and conclusions with respect to capitalized costs under US GAAP to provide further clarity to readers.

•	To provide additional details on the Capcapo project to provide further clarity to readers.

iii

GLOSSARY

Following is a glossary of terms used throughout this Registration Statement.

artisanal mining	mining at small-scale mines (and to a lesser extent quarries) that are labor intensive, with mechanization being at a low level and basic. Artisanal mining can encompass all small, medium, large, informal, legal and illegal miners who use rudimentary processes to extract valuable rocks and minerals from ore bodies.

bitumen	known as asphalt or tar, bitumen is the brown or black viscous residue from the vacuum distillation of crude petroleum.

breccia	a rock in which angular fragments are surrounded by a mass of finer-grained material.

C-horizon soil	the soil parent material, either created in situ or transported into its present location. Beneath the C horizon lies bedrock.

concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

exploration stage	the search for mineral deposits which are not in either the development or production stage.

Form 43-101	technical report issued pursuant to Canadian securities rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. The Form 43-101F1 is prepared in accordance with the National Instrument 43-101Standards of Disclosure for Mineral Projects. The 43-101 Form sets out specific requirements for the preparation and contents of a technical report.

feasibility study	a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

grade	the metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

granodiorite	a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

gold deposit	a mineral deposit mineralized with gold.

hydrothermal	the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

igneous	a primary type of rock formed by the cooling of molten material.

inferred mineral resource	that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

intrusion	intrusive-molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

mafic	igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

metallurgical tests	scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

mineral resource	a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

open pit	a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams

petrology	a field of geology which focuses on the study of rocks and the conditions by which they form. There are three branches of petrology, corresponding to the three types of rocks: igneous, metamorphic, and sedimentary.

pre-feasibility study	a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining methods, in the case of underground mining, or the pit configurations, in the case of an open pit, has been established, where effective methods of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

probable reserve	the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria

production stage	all companies engaged in the exploitation of a mineral deposit (reserve).

proven reserve	the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

qualified person	an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the Technical Report; and is a member or licensee in good standing of a professional association.

reserve	that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of ‘‘ore’’ when dealing with metalliferous minerals such as gold or silver.

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface.

shear	a tabular zone of faulting within which the rocks are crushed and flattened.

stratigraphic units	sequences of bedded rocks in specific areas.

strike	the direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.

thrust fault	a particular type of fault, or break in the fabric of the Earth’s crust with resulting movement of each side against the other, in which a lower stratigraphic position is pushed up and over another. This is the result of compressional forces.

trenching	the surface excavation of a linear trench to expose mineralization for sampling.

vein	a tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams
1 kilometre (km)	= 1,000 meters

PART I

ITEM 1:	Identity of Directors, Senior Management and Advisors

Not applicable

ITEM 2:	Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3:	Key Information

3A.    Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended December 31, 2002-2006 and six-month periods ended June 30, 2007 and 2006 which were prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’), which differ substantially from United States generally accepted accounting principles (‘‘US GAAP’’). Reference is made to Note 18 to the audited financial statements for the years ended December 31, 2006, 2005 and 2004 in ‘‘Item 17. Financial Statements’’ for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements.

The selected financial data should be read in conjunction with the financial statements and other financial information include elsewhere in the Registration Statement.

Table No. 1:    Selected Financial Data

((CAD$)	Six-month period ended June 30, 2007	Six-month period ended June 30, 2006	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
CANADIAN GAAP
Revenue	2,759,715	Nil	1,644,040	Nil	Nil	Nil	Nil
Income (Loss) for the Period	(5,210,316)	(1,681,240))	(9,478,887)	(2,768,461)	(2,182,459)	(1,350,509)	(6,870,911)
Basic Earning (Loss) Per Share	(0.03)	(0.01)	(0.06)	(0.02)	(0.02)	(0.02)	(0.14)
Diluted Earnings (Loss) per Share	(0.03)	(0.01)	(0.06)	(0.02)	(0.02)	(0.02)	(0.14)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Period-end Shares	193,679,079	164,150,458	164,678,791	131,846,200	97,748,660	81,341,526	50,278,067
Cash	10,815,631	11,543,466	4,101,536	404,987	5,597,628	5,975,181	204,942
Working Capital	9,539,309	11,010,113	1,720,050	(1,862,041)	717,921	4,991,885	(455,401)
Mineral Properties	9,908,709	10,060,904	10,015,755	10,060,904	10,060,904	4,848,605	4,992,655
Deferred Development and Exploration	19,287,760	16,945,897	15,732,101	13,089,242	8,375,473	3,837,795	2,803,022
Long-term Liabilities	837,175	2,569,687	890,322	351,428	1,231,119	36,384	1,320,295
Capital Stock	81,745,340	65,883,460	66,074,507	49,709,671	38,749,225	32,330,552	22,846,485
Shareholders’ Equity	47,082,756	43,297,430	35,963,859	27,386,599	18,105,269	13,691,021	6,055,193
Total Assets	51,016,273	47,598,122	41,556,694	30,510,086	24,418,374	14,965,364	8,192,455
US GAAP
Net Income (Loss)	(9,398,843)	(5,318,748)	(10,231,323)	(7,434,680)	(6,720,137)	(2,385,282)	(4,423,072)
Income (Loss) Per Share – basic and diluted	(0.05)	(0.04)	(0.06)	(0.06)	(0.08)	(0.04)	(0.09)
Mineral Properties	9,871,209	10,060,904	9,978,255	10,060,904	10,060,904	4,848,605	4,992,655
Deferred Development and Exploration	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shareholders’ Equity	27,678,164	26,570,680	22,122,181	14,297,357	9,729,796	9,853,226	3,252,171
Total Assets	31,611,681	30,060,477	27,228,479	17,420,844	16,042,901	11,127,569	5,389,433

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

Table No. 2:    U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
November 2007		1.0000	0.9057	0.9900
October 2007	—	0.9786	0.9724	0.9747
September 2007	—	1.0287	1.0222	1.0247
August 2007	—	1.0627	1.0542	1.0589
July 2007	—	1.0701	1.0341	1.0668
June, 2007	—	1.0760	1.0536	1.0654
May 2007	—	1.1163	1.0666	1.0696
April 2007	—	1.1600	1.1048	1.1101
March 2007	—	1.1817	1.1500	1.1546
February 2007	—	1.1873	1.1564	1.1698
January 2007	—	1.1848	1.1623	1.1770
December 2006	—	1.1548	1.1494	1.1528
Fiscal Years and Interim Periods Ended:
6/30/2007	1.1349	—	—	1.0654
12/31/2006	1.1362	—	—	1.1528
12/31/2005	1.2115	—	—	1.1656
12/31/2004	1.3017	—	—	1.2034
12/31/2003	1.4008	—	—	1.2923
12/31/2002	1.5704	—	—	1.5800

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At December 20, 2007 , one U.S. dollar, as quoted by Reuters and other sources at 12 P.M. Eastern Time for New York foreign exchange selling rates, equalled $1.00 in Canadian dollars (Source: Federal Reserve Bank of New York).

3B.    Capitalization and Indebtedness

Not applicable

3C.    Reasons For The Offer And Use Of Proceeds

Not Applicable.

3D.    Risk Factors

The Company faces risk factors and uncertainties including the following general description of significant risk factors:

•	Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to located and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit is commercially viable in Vietnam or Philippines depends on a number of factors, including, but not limited to the following factors that are applicable to our properties: particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•	Because We Have Primarily Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business: Even though the Company has produced and sold an incidental amount of gold (3,648 ounces) for the six-month period ended June 30, 2007, the Company is still primarily an exploration Company. The Company had an accumulated deficit of $39,668,954 as at June 30, 2007. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we would be unable to pursue our business activities and investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•	We Will Not Be Able to Insure Against All Possible Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, namely typhoon season in Vietnam. None of our properties are in a flood or earthquake zone. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

•	Commodity Price Fluctuations – if the Price of Gold Declines, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below our cost to produce gold, our properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•	We May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•	If We do Not Comply with All Applicable Regulations, We May be Forced to Halt our Business Activities: Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at our projects. The Company’s operations are subject to environmental regulation in Vietnam and in Philippines. Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•	If We Are Unable to Obtain and Keep in Good Standing certain Licenses, We will be Unable to Explore, Develop or Mine any of our Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence. Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property. Without all the appropriate licenses, our activities could not occur. Our applications for exploration licenses for Bong Mieu and Phuoc Son are in progress. Currently, the Company is engaging in exploration activities under the investment licenses. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining the new or amended mining license. If we do not obtain needed exploration licenses, this could limit our ability to mine new additional areas and therefore negatively impact production and profitability of the Company.

•	If We Do Not Make Certain Payments or Fulfill Other Contractual Obligations, We May Lose Our Option Rights and Interests in Our Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on the Company.

•	Title to Assets Can Be Challenged or Impugned Which Could Prevent Us From Exploring, Developing or Operating at any of our Properties: There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•	Political and Economic Instability In Vietnam or the Philippines Could Make it More Difficult or Impossible, for Us to Conduct Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and, as such, the Company may be affected by possible political or economic instability in that country. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in that country may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted.

•	Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs. Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs. Currently, the Company has no borrowings.

•	Our Stock Price Could be Volatile: The market price of our common shares has been and is likely to remain volatile. Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant, decline of the market price of common shares.

•	Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase: Securities and Exchange Commission (SEC) regulations define ‘‘penny stock’’ to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

•	We Do Not Plan to Pay any Dividends in the Foreseeable Future: The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•	Shareholders Could Experience Dilution of the Value of their Investment if We Issue Additional Shares: Sales of large quantities of our common shares in the public markets or the potential of such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares. As at September 30, 2007, the Company has issued 232,367,011 of outstanding common shares. As at September 30, 2007, there were 42,975,129 securities issuable in the future under outstanding options, warrants, agent options and warrants, and bonus shares under signed agreements. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•	In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Acitivities: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, an negative impact on our ability to conduct our activities and could cause a decline in profitability of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with the Chief Executive Officer, President, Country Manager and Chief Financial Officer.

•	Our Management May Not Be Subject to U.S. Legal Process Making it More Difficult for Investors to Sue Them: The enforcement by investors of civil liabilities under the United States federal securities laws may not be possible by the fact that all of our officers and directors are neither citizens nor residents of the United States. U.S. stockholders may not be able to effect service of process within the United States upon such persons. U.S. stockholders may not be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal securities laws. Appropriate foreign courts may not be able to enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws. The appropriate foreign courts may not be able to enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws. However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.

•	Management May Be Subject to Conflicts of Interest Due to Their Affiliations with Other Resource Companies: Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

•	We used a Pre-Feasibility Study and did not Complete a Feasibility Study Before Making our Decision to Place the Ho Gan Mine into Production: The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that we may attempt to mine in the future. It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production. However, the

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

On February 26, 1997, and subsequently amended on August 18, 1997, the Company entered into the Ivanhoe agreement with Ivanhoe Mines Limited (‘‘Ivanhoe’’) (formerly Indochina Goldfields Ltd.) and Zedex Ltd. (‘‘Zedex’’) (formerly Iddison Group Vietnam Limited, Iddison Holdings Limited, Iddison Limited and IT Capital Limited). Pursuant to the Ivanhoe Agreement, which was completed on September 11, 1997, the Company acquired from Ivanhoe all of the shares of Formwell Holdings Limited (‘‘Formwell’’), which holds all the shares of Bong Mieu Holdings Limited, which in turn holds 80% of the shares of Bong Mieu Gold Mining Limited (‘‘Bogomin’’). Bogomin, together with other local and national branches of the government of Vietnam, holds various mining and exploration licenses comprising the Bong Mieu gold mine and the Tien Ha properties in Quang Nam-Da Nang Province, in the Socialist Republic of Vietnam. The Company also entered into a joint venture agreement with Ivanhoe and Zedex, whereby the Company had a 57.18% interest in New Vietnam Mining Corporation (‘‘NVMC’’) as at December 31, 2001. NVMC was comprised of Olympus (57.18%), Ivanhoe (32.64%) and Zedex (10.18%). The Phuoc Son Gold Project is held by NVMC. Olympus is the operator of the project.

In 2000, the Company was successful in raising $3.4 million in equity financings. During 2000, the Company accelerated its exploration activities at the Phuoc Son gold project in Central Vietnam. Exploration costs increased to $905,000 in 2000 from $316,000 in 1999.

In 2003, the Company’s subsidiary, NVMC entered into a strategic alliance with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, resulting in the formation of the Phuoc Son Gold Company (‘‘PSGC’’) for the purposes of exploration and extraction activities and any other related activities. The Company owns 100% of NVMC which, in turn, owns an 85% interest in the Phuoc Son Gold Company (‘‘PSGC’’). Minco, owns 15% of PSGC.      Refer to Item 4D.1 for further details on the joint venture.

On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement with Ivanhoe Mines Ltd and Zedex Limited (the ‘‘vendors’’) to acquire the remaining interests held by the vendors in NVMC. In June 2004, the Company acquired the remaining 42.82% of the outstanding shares of NVMC from Zedex Limited (now referred to as ‘‘Zedex Minerals Limited’’ after a name change) and Ivanhoe.

In other areas in Vietnam, the Company is continuing broad regional geology programs to identify other potential exploration areas. Additional applications for exploration licenses have been filed in Vietnam and the Company has also lodged an application in Laos. These applications are in early stages of review by the respective government bodies. Based on the Company’s experience working in these countries, the timing of application approvals can vary significantly, and are expected to be granted within the next one to two years.

On November 23, 2006, the Company signed a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the ‘‘MOA’’) with Abra Mining and Industrial Corporation (‘‘AMIC’’) and Jabel Corporation (‘‘Jabel’’) which will allow the Grantee (defined as the Company and a Philippine national corporation to be identified by the Company) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. The Capcapo Property consists of a Mineral Production Sharing Agreement (‘‘MPSA’’) No. 144-99-CAR (‘‘MPSA 144’’), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about

3,500 hectares, which falls under a neighbouring Exploration Permit Application (‘‘EXPA’’). Jabel holds the Property in its name and is a minority shareholder in AMC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.

The MOA is a binding agreement that is conditional on the Company’s completion of a due diligence program to validate historical drilling information. Under the MOA, the parties will form a joint venture corporation (‘‘Newco’’) that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Property will be a royalty. Aside from the royalty, all of the Capcapo Property’s proceeds shall flow through Newco.

Upon full exercise of the option, Newco will be 40% owned by Kadabra Mining Corp. (‘‘Kadabra’’), 20% owned by a Philippine national that the Company will identify (‘‘Philco’’), and 40% owned by AMIC. Collectively, the 40% ownership of Kadabra and the 20% ownership of Philco in Newco represent the 60% interest in the Property that is subject of the MOA. Under Philippine law, foreign-owned entities can only hold up to 40% of a Mineral Production Sharing Agreement (‘‘MPSA’’).

Under the MOA, once the due diligence procedures are complete with the drilling information being validated and a formal agreement is signed, a cash payment of U.S. $200,000 will be made by the Grantee to AMIC to be funded by the recent August 10, 2007 share placement with gross proceeds of $25,000,000. Six months after the signing of the formal agreement, the Grantee will issue Olympus common shares to AMIC with a total value of U.S. $350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of Olympus with a total value of U.S. $450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the 5th year after the signing of the formal agreement. The Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent. Once the 60% interest has been earned, a new joint venture company (‘‘NEWCO’’) would be formed of which the Grantee would hold a 60%. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO, as defined in the agreement, whichever is higher. In order to make the required cash payments and exploration and development expenditures if the formal agreement is signed, the Company intends to raise funding through equity issuance. Approximately $2.5 million of the August 10, 2007 share placement has been allocated to be used for the Capcapo exploration program    If exploration results are favorable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (‘‘Kadabra’’). Kadabra has an authorized and outstanding stock of PHP30,000,000.00 and is 100% beneficially owned by the Company. Kadabra will hold the Company’s 40% interest in Newco and is used to track expenditures by the Company on the joint venture. Kadabra has articles of incorporation and authorized and outstanding stock of PHP30,000,000. Refer to exhibit 3.20 for Certificate of Incorporation and Articles of Incorporation.

As at June 5, 2007, drill results at Capcapo from the first hole, the second and third holes on the main Capcapo deposit continue to intersect significant shallow depth gold and copper mineralization, that is; 41 meters or 134 feet of 2.07 g/t gold, 0.60% copper and 7.75 g/t silver with higher-grade zones of 3.33 g/t gold, 1.45% copper and 26.48 g/t silver over 6 meters; and 4.02 g/t gold, 1.05% copper and 8.46 g/t silver over 10 meters; 27 meters or 89 feet of 2.55 g/t gold, 0.55% copper and 3.49 g/t silver including 4.05 g/t gold, 0.78% copper and 4.81g/t silver over 16 meters. On June 25, 2007, drilling from the three holes completed on Capcapo Project, located in the Abra Province, Northern Luzon, Philippines resulted to: Hole DDH 07-12 which is a 50 meter step-out to the east of hole 07-11, intersected 3.06 g/t gold, 0.67% copper and 2.53 g/t silver over a core width of 28 meters or 92 feet including 4.43 g/t gold, 0.91% copper and 3.38 g/t silver over 18 meters; Holes DDH07-11 intersected 1.53 g/t gold 0.35% copper and 2.4 g/t silver over a copre width of 47 meters or 154 feet including 2.55 g/t gold, 0.78% copper and 1.81 g/t silver over 16 meters.

On September 21, 2007, the Company announced that it has completed its due diligence at Capcapo. During the next phase at Capcapo, the Company will complete formal joint venture documentation as well as fulfilling its legal, social and community responsibilities through the terms of the National Commission on Indigenous People. The Company will recommence exploration drilling once all outstanding agreements and legal parameters are signed with the various stakeholders.

In third quarter 2007, the Company signed a Framework of Laos and Cambodia Joint Venture Agreement with Zedex covering exploration activities in Laos and Cambodia. Refer to Exhibit 3. 26. As this joint venture is in the early stages of set-up, there has been minimal activity in 2007 to date and there is minimal budgeted expenditures anticipated in 2008.

The Company’s executive office is located at:

Suite 500 – 10 King Street East
Toronto, Ontario, M5C 1C3
Canada

The Company’s registered and records office is located at Suite 500, 10 King Street East, Toronto, Ontario, Canada. Its telephone number is (416) 572- 2525.

The Company has financed its operations through the financings listed in the table shown below. All placements were made in Canada.

Table No. 3:    Financings

Fiscal Year	Nature of Issuance	Number of Shares	Capital Raised
December 31, 2000	Private Placement(1)	6,625,000	$1,840,000
December 31, 2001	Private Placement(2)	10,964,500	$3,944,000
December 31, 2002	Nil	Nil	Nil
December 31, 2003	Private Placement(3)	21,163,459	$6,832,063
December 31, 2004	Private Placement(4)	Nil	Nil
December 31, 2005	Private Placement(5)	32,645,000	$11,063,500
December 31, 2006	Private Placement(6)	27,000,000	$15,660,000
March 31, 2007	Private Placement(7)	21,428,571	$12,000,000
August 10, 2007	Public Placement(8)	38,461,538	$25,000,000
September 7, 2007	Public Placement(8)	216,394	$153,601
Notes:
(1)	In 2000, the Company raised a total of $1,840,000 through two separated financings:
(i.)	In March 2000, 4,500,000 units were sold for $0.22/unit. Each unit was comprised of one common share and one two-year share purchase warrant entitling the holders to acquire up to 4,500,000 shares at $0.30/unit during the first year and at $0.40/unit during the second year;
(ii.) In August 2000, 2,125,000 common shares were issued at $0.40/share to various holders.
(2)	In 2001, the Company completed three financings and raised a total of $3,944,000:
(i.)	In February, 1,200,000 units were sold for $0.60/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.75/warrant for a one-year period, and $1.00/warrant for the second year;
(ii.)	In July, 552,000 units were sold for $0.50/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.65/warrant for a one-year period, and $1.00/warrant for the second year;
(iii.)	In December, 9,212,500 units were sold for $0.32/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.32.
(3)	In 2003, a total placement, raising $6,832,063 was completed in three closings:
(i.)	In February, 1,562,750 units were sold for 0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period;
(ii.)	In March, 3,267,500 units were sold for $0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.50/warrant for a one-year period;
(iii.)	In October, 16,333,209 units were sold for $0.30/unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period and thereafter at a price of $0.50/unit for a one-year period.
(4)	On June 29, 2004, the Company closed a ‘‘Vend-In Agreement’’, whereby it acquired the remaining 42.82% interest in the NVMC joint venture. The acquisition resulted in the issuance of 13,483,133 common shares of the Company of which Zedex received 3,205,467 shares and Ivanhoe received 10,277,646 shares. No capital was raised in this transaction.
(5)	In 2005, a total placement, raising $11,063,500 was completed in two closings:
(i.)	In January, the Company closed a $5,080,000 private placement with Dragon Capital Markets Limited (‘‘Dragon Capital’’) by issuing 12.7 million common shares priced at $0.40/unit. In consideration for its service, Dragon Capital was paid a finders’ fee of US$261,471 and was granted 1,270,000 warrants exercisable at $0.40/unit for a period of one year from the date of closing;
(ii.)	In September, the Company received $5,983,500 from the closing of a private placement and issued 19,945,000 common shares priced at $0.30/share.
(6)	On March 31, 2006, a private placement closed where the Company issued 27,000,000 shares at $0.58 raising $15,660,000.
(7)	On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772. All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.
(8)	On August 10, 2007, the Company closed its previously announced offering (the ‘‘Offering’’) of units of the Company (‘‘Units’’) for aggregate gross proceeds of $25,000,000 (the ‘‘Closing’’). Pursuant to the Offering, the Company issued and sold a total of 38,461,538 Units at a price of $0.65 per Unit. Each Unit is comprised of one common share of the Company (a ‘‘Share’’) and one-half of one common share purchase warrant (‘‘Warrant’’). Each whole Warrant will be exercisable at $0.80 until August 10, 2009. The Company granted the Agents an over-allotment option (the ‘‘Over-Allotment Option’’) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (‘‘Additional Shares’’) at a price of $0.62 per Additional Share and up to an additional 2,884,615 Warrants (‘‘Additional Warrants’’) at a price of $0.06 per Additional Warrant, for further gross proceeds of up to $3,750,000, if exercised in full. In consideration for their services, the Corporation paid a fee of $1,500,000 to the Agents (equal to 6% of the gross proceeds realized from the sale of Units). The Agents were also granted non-transferable options (the ‘‘Compensation Options’’) to acquire 2,307,692 Units (each an ‘‘Agents’ Unit’’) (equal to 6% of the number of Units issued pursuant to the Offering). Each Compensation Option is exercisable to acquire one Agents’ Unit at $0.65 until August 10, 2009. Each Agent’s Unit consists of one common share of the Company and one-half of one common share purchase warrant (‘‘Agents’ Warrants’’). Each whole Agents’ Warrant will be exercisable to acquire one common share of the Company (a ‘‘Agents’ Warrant Share’’) at a price of $0.80 per Agents’ Warrant Share until August 10, 2009. On September 7, 2007, the over-allotment option granted to the agents in connection with the Company’s previously announced public offering of units (the ‘‘Offering’’), was exercised in respect of 216,394 common shares (‘‘Additional Shares’’) at a price of $0.62 per Additional Share and 323,947 warrants (‘‘Additional Warrants’’) at a price of $0.06 per Additional Warrant, resulting in additional gross proceeds of $153,601. Each whole Warrant will be exercisable at $0.80 until August 10, 2009. The partial exercise of the over-allotment options brings the aggregate gross proceeds to the Company under the Offering to $25,153,601. The net proceeds from the Offering will be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

The Company does not have an agent in the United States.

Capital Expenditures

The table below shows the historical capital balances:

As at December 31	Capital Assets, Mineral Properties and Deferred Exploration and Development Costs
2000	$11,304,325
2001	11,241,723
2002	7,830,889
2003	8,735,520
2004	18,618,467
2005	29,600,068
2006	35,134,131

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

4C.    Organizational Structure

(1)	Following the grant of an investment license Phuoc Son Gold Company Limited was formed with Mien Trung Industrial Company holding 15% and NVMC holding 85%.
(2)	BM Holdings was deregistered in Thailand due to non-filing. BM Holdings was reinstated on November 5, 2007 by the Thai government.
(3)	Presently non-operating.

4D.    Property, Plant and Equipment

General

Olympus is exploring the Phuoc Son property for primary gold deposits. The Phuoc Son property is located in the western highlands of Quang Nam Province, in central Vietnam, some eight km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km southwest of the costal city of Da Nang, the fourth largest city in Vietnam. The South and North Deposits (formerly Bai Dat and Bai Go), which comprise the Dak Sa Underground project, lie about one km apart. The property is covered by a 30-year Investment Licence covering 7,000 hectare granted in October 2003. A five-year Mining Licence has been granted over the South and North deposits. The five year Mining License is renewable and amendable. The elevation of the project area ranges between 400 and 800 metres above sea level.    Olympus owns 85% and the Company’s Vietnamese partner owns 15% of the Phuoc Son Gold Project. The Dak Sa Underground Project is currently comprised of the South (Bai Dat) and North (Bai Go) deposits which lie about 1 km apart. Once these deposits are developed and constructed into mines, they would share the same infrastructure and eventually be connected by an underground tunnel. As at June 30, 2007, site earthworks for the commencement of development were completed, highwall stabilization was 80% complete, portal construction for the main access had commenced, the road construction was complete, temporary site infrastructure was 50% complete and the explosive magazine had been commissioned.

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

On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement with Ivanhoe Mines Ltd and Zedex Limited (the ‘‘vendors’’) to acquire the remaining interests held by the vendors in NVMC. The Company issued a total of 13,483,113 shares to acquire the NVMC interest. As a result of these agreements, the Company owns 100% of NVMC. NVMC owns 85% of the Phuoc Son Gold Project resulting in the Company holding an 85% interest in the Project. Upon closing of the Vend-in Agreement, the original joint venture agreement dated September 11, 1997 between Olympus, Zedex Limited and Ivanhoe Mines Ltd. was terminated. Post closing, each vendor has the right to nominate two directors as long as each vendor holds 15% or more of Olympus’ issued and outstanding shares as at the record date for the annual general meetings. If the ownership of Olympus’ issued and outstanding shares drops below 15% but above or equal to 10%, the right exists for one director to be nominated and if ownership is below 10%, there is no obligation to include a nominee for director from a vendor. In June 2004, the Company acquired the remaining 42.82% of the outstanding shares of NVMC from Zedex and Ivanhoe. The Company completed the acquisition by issuing 13,483,133 common shares of which 3,205,467 shares were received by Zedex and 10,277,646 shares were received by Ivanhoe. As at September 30, 2006, Ivanhoe held no Olympus shares and Zedex Minerals Limited (formerly Zedex

Limited) holds approximately 16% of Olympus’ issued and outstanding shares. Consequently, only Zedex Minerals Limited has retained the right to nominate two directors and Olympus no longer has the obligation to include a nominee from Ivanhoe Mines Ltd.

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

To date, over 30 gold prospects have been identified within the 70 square km project area. The most advanced prospects are in the Dak Sa sector. On May 18, 2005, Olympus announced the results of a positive independent preliminary assessment study completed by Micon International Limited (‘‘Micon’’) for the Dak Sa Underground Project which covers the South (Bai Dat) and North (Bai Go) deposits which lie about 1 km apart and these two deposits, once developed and constructed into mines, will share the same infrastructure and expected to eventually be connected by an underground tunnel. There is no known commercially mineable mineral deposits on this property and there can be no assurance that a commercially mineable mineral deposit exists on the property.

On October 20, 2003, a 30-year investment license No. 2355/GP was granted for the Phuoc Son property covering 7,000 ha. The license permits Minco and NVMC to establish a joint venture, Phuoc Son Gold Company Limited (‘‘PSGC’’), for a term of 30 years. PSGC has investment capital of $10,000,000 and the legal capital of $3,000,000 of which NVMC contributes $2,550,000 (85%) and Minco contributes $450,000 (15%). PSGC must pay the Vietnamese government annual land rent and annual corporate tax of 40% of net profit but will be exempt from import duties and is subject to 7% tax upon remittance of profits abroad. Minco has not contributed to the legal capital and Minco has chosen to defer its rights to receive its share of the distributions of profits until its contribution to legal capital is recovered in full. Minco is not planning to pay its legal contribution. Minco will not receive their entitled share of profits until their legal capital portion has been recovered, after which Minco will start receiving their share of profits. Legal capital recorded for PSGC of $2,550,000 is equal to what has been contributed. The Company and NVMC are not required to contribute Minco’s share of the legal capital.

On January 23, 2006, a Mining License application was granted over the South and North deposits. The Mining License allows the Phuoc Son Gold Company Ltd. within a 3.5 year period from date of grant to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will need to obtain an extension on the Mining License as the 3.5 year period will be inadequate for construction and mining. As at December 31, 2006, the plant site and portal area has been cleared, the road construction was approximately 70% complete and the explosive magazine had been designed and permitted. The Company is in the process of obtaining the construction license and the import license for mining equipment for the Phuoc Son Gold property. The PSGC exploration license has expired and the Company is in the process of obtaining a new exploration license which would allow exploration activities in the specified areas. All necessary documentation for the exploration license has been accepted by the evaluation committee of the Ministry of Natural Resources and Environment and the documentation has been submitted for further approval with the Deputy Minister. Currently, the Company is engaging in exploration activities under the investment license. However, the expired exploration license may impede our future activities. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining the new or amended mining license. This risk has been referred to under Item 3D. The exploration license is a separate license from the Mining and Investment Licenses. Given the lengthy process involved in the application for an exploration license, the Company does not anticipate receiving the exploration license until 2008. Exploration license terms are typically two years if it is the first renewal of the license.

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

As at December 31, 2003, accumulated deferred exploration costs were $3,320,716 and mineral properties was $904,605 for the Phuoc Son Gold Property.

2004 Work

In 2004, deep C-horizon soil geochem, ground magnetic and radiometric surveying were completed at the South Bai Cu, Round Hill, Ca Creek, Dak Sa, North Dak Sa, Bai Gio East, Bai Gio North, Hoa Son, K7 East and Tra Long prospects. A small orientation SP (self potential geophysics), program was completed at Nui Vang prospect. Geological mapping was conducted at Dak Sa, Quartz Creek, South Bai Cu, Round Hill, K7 and Ca Creek prospects. A BLEG and stream sediment sample program was completed over the northern section of the Phuoc Son Investment Licence not covered by previous surveys. Diamond drill programs were carried out at Bai Cu (4 holes), Bai Chuoi (one hole), Round Hill (5 holes), Nui Vang (3 holes), K7 (3 holes), Bai Gio North (6 holes), and Khe Rin (7 holes), prospects. Two metallurgic drill holes were completed at Dak Sa – South Deposit (one hole), and North Deposit (one hole). A geophysical consultant from Canada visited the property and filtered/processed all previous magnetic data to facilitate improved anomaly resolution. Based on favorable results, exploration continued into 2005. During the year ended December 31, 2004, $1,095,335 was incurred on mineral properties for the Phuoc Son Gold Property, excluding the impact of the Vend− In transaction described in Item 4.D.1.

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

2006 Work

As of December 31, 2006, the Company has completed 63 drill holes totalling approximately 11,330 metres, mainly focusing on the : North (Bai Go) Deposit , South (Bai Dat) Deposit and other exploration holes on assorted priority targets in the Dak Sa area. These ongoing exploration activities resulted in additional positive drill results at Phuoc Son. Over the course of 2006, the North Deposit has been significantly enlarged and now extends in excess of 900 metres in a north-south orientation. The drilling has also confirmed that the deposit remains open for further expansion. In April 2006, resource estimates were updated internally by qualified persons using the original resource estimates audited by engineering firm, Watts Griffis and McOuat [‘‘WGM’’] as a base document. The April 2006 update was on the North Deposit ore body, incorporating the results of drilling to March 31, 2006. An in-house technical report has been completed with respect to the North and South Deposits. An engineering firm has been selected to complete an independent review of this technical report that would result in an issuance of a Form 43-101 Compliant Independent Technical Report. The Form 43-101 evaluates the economics of mining the property and defines the mineral reserves and mineral resources. This Technical Report would include a further update of reserves and resources at Phuoc Son, reflecting the continued positive drill results we have experienced in 2006. During the year ended December 31, 2006, deferred exploration and development costs of $2,458,242 were incurred for the Phuoc Son Gold Property.

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

As of June 30, 2007, Olympus had completed nine drill holes for approximately 3,765 metres largely in the North Deposit Extension area. Results from this drilling have continued to return very positive results. On March 7, 2007, the Company released updated resource estimates and exploration results at Dak Sa (VN 320). The Measured and Indicated [‘‘M & I’’] resources, based on drilling up to October 2006 has increased 42% and stands at 493,000 tonnes at an average grade of 13.21 g/t for 209,500 ounces of gold. The M & I total is comprised of Measured resources of 157,000 tonnes, grading13.21g/t and Indicated resources of 336,000 tonnes, grading 13.21g/t. Additional resources of 94,750 ounces are contained within the Inferred category (273,000 tonnes at 10.78 g/t).

During the quarter and six-month period ended June 30, 2007, deferred exploration and development costs of $1,110,182 and $1,868,277 respectively, were incurred for Phuoc Son Gold Company.

Year to date as at November 6, 2007, the drilling program at Phuoc Son has completed 8,336 meters in 24 drill holes. Current drilling is focused on the north-extension of the Dak Sa shear zone, which is one of several large mineralized fault/shear structures being explored within the Phuoc Son property. The goal of the on-going drilling and underground mine development is to indicate the continuity of mineralization between North and South deposits, as well as result in an increase of further mineable resources within the north-extension. The current drilling program is extending the known mineralization of Dak Sa structure to the west and down-dip of the limits of NI43-101 resources in both the north and south sectors of the deposit. The current North-Extension drilling program has so far extended the Dak Sa mineralized structure for more than 800 metres beyond the previously defined limit of NI 43-101 resources in the North Deposit. The total strike length of the Dak Sa shear zone is now well over 2 km.

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

Additional Resources* (Inferred resources are in addition to measured and indicated resources)

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

The Company manages the exploration programs on the property on behalf of the joint venture. The property covers four known deposits, namely Bong Mieu Central (Ho Gan), Bong Mieu East (Ho Ray), Bong Mieu East (Thac Trang) and Bong Mieu Underground (Nui Kem), and several other mineralized occurrences. One property, Bong Mieu Central (Ho Gan), has proven and probable reserves resulting in the related mine construction and gold production.

Starting in 2005 and continuing into 2006, mine construction at the Company’s Bong Mieu Central Gold Mine (Ho Gan) was completed. After the initial gold pour in March 2006, it was determined that the process needed to be reconfigured. The logistic supply chain for importing equipment into Vietnam is lengthy and deliveries take six to eight weeks after order placement. Consequently, new equipment installation and resulting system optimization has taken place during the course of second and third quarters of 2006. A fine grind circuit became operational during the third quarter 2007. For the second quarter 2007, Bong Mieu Central produced 2,158 oz. and sold 2,188 oz. of gold at an average gold market price of US$680 per oz. The production for the second quarter of 2007 reflected an average grade of 3.1 grams per tonne, mill throughput of 36,020 tonnes and, as a result of low capacity of the detoxification circuit and low pull out at the gravity circuit, a gold recovery of approximately 60%. Ongoing improvements have been made at Bong Mieu Central to increase recovery and capacity including the installation of a control monitoring system in Q1 2007; and in Q1 and Q2 2007, installation of a third detoxification tank to scavenge the gold in solution from the leach tails and installation of a Falcon concentrator as a parallel gravity gold recovery line in the grinding circuit.

The carrying value of the mineral property and rights and deferred development costs related to the Bong Mieu Central (Ho Gan) mine, is about $1.2 million and $0.1 million respectively, as at June 30, 2007, and the carrying value of the property, plant, equipment and infrastructure for the Bong Mieu (Ho Gan)

Central mine is approximately $7.1 million as at June 30, 2007. Current ore throughput at Ho Gan to date is about 500 tons per day. Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.

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

On July 22, 1992, Bogomin obtained a mining license to allow the mining of gold at the Bong Mieu gold mine whereby the total mining area is 358 ha including open pit area of 230 ha, underground mine of 100 ha and tailings area of 28 ha. The mining license has a term of 25 years starting at the date of the issuance of the investment license. Each year a mining report must be submitted to the Ministry of Heavy Industry and the State Mineral Resources Management Department.

On October 9, 1993, a Land Use certificate was issued to Bong Mieu Gold Mining Co. Ltd. by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine. The certificate covers a 365 ha area of which 300 ha is gold mining land, 32.3 ha is waste dumping land and 2.7 ha is for basic construction. The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

On January 5, 2007, Bong Mieu Gold Mining Company obtained a gold export certificates to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore, as the previous gold export certificate expired in December 31, 2006.

The Bong Mieu exploration license is expired and a new license is in the process of being obtained. This license is separate from the other licenses. If we are unable to obtain our exploration license, this could impede our future activities. Currently, the Company is engaging in exploration activities under the investment license. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining the new or amended mining license. Refer to Item 3D for discussion of risk factors. Exploration license term is typically two years if it is the first renewal of the license. Given the lengthy process involved in obtaining an exploration license, the Company does not anticipate receiving the license until first quarter 2008.

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

The Property is near the commune of Tam Lanh which comprises 10-12 villages and a population of between 5,000 to 10,000. The commune provides a medical clinic and primary schools. The local economy is based on agriculture although some employment is found in local construction and a small amount of artisanal gold mining, both on the Property and outside.

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

2007 Work

As of June 30, 2007 Olympus has completed 51 shallow holes totalling approximately 557 metres in the BM Central (VN 220) Area 11 to evaluate the east extension of the narrow, but high grade vein-structure mined at Area 11. The program has confirmed that the mineralized structure extends for more than 100 m to the east.

As of June 30, 2007 two holes totalling 219.5 metres of this program have been completed. The review and validation of the updated Bong Mieu East (VN240) resource estimates was completed by qualified Olympus staff.

On October 9, 2007, the Company reported increases to the mineral resources at the Bong Mieu Gold Property as outlined in a Technical Report prepared by Terra Mining Consultants and Stevens & Associates (‘‘TMC/SA’’). The full text of the report is available on the Olympus and Sedar websites: (www.olympuspacific.com) (www.sedar.com). Refer to the updated mineral resources estimates table in Item 4.D.2(f).

During the quarter ended and six-month period June 30, 2007, deferred exploration costs of $856,600 and $1,482,588 were incurred for the Bong Mieu Gold Property.

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

Summary of Bong Mieu Gold Property Mineral Reserve and Resource Estimates

Diluted Proven and Probable Reserves (NI 43-101)

Category/Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven(1)	154,500	3.05	15,150
Probable(1)	474,400	2.50	38,130
Proven plus Probable(1)	628,900	2.63	53,280
Notes:
(1)	Employed a lower 0.5 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.0 g/t Au). These proven and probable reserve estimates were prepared by Olympus in September 2005 and validated by Terra Mining Consultants and Stevens & Associates (‘‘TMC/SA’’) in August 2007 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

Mineral Resources Estimates **

Measured & Indicated Resources				Inferred Resources(3)
Category/ Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Category/Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured(1)	822,700	2.41	63,750	Inferred(1)	1,950,100	1.46	91,600
Indicated(1)	2,069,300	2.03	134,800	Historical Inferred (Underground)(2)	1,220,000	8.10	317,300
Historical M&I (Underground)(2)	216,700	6.51	45,300
Tungsten and Fluorine as Gold Equivalent(4)
Measured			38,950
Indicated			62,900

The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves

Notes:
(1)	Employed a lower 1.0 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2007) and validated by Terra Mining Consultants and Stevens & Associates (‘‘TMC/SA’’) in August 2007 from the prior mineral resource estimates audited by Watts, Griffis and McOuat (‘WGM’’) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.
(2)	Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff. The Technical Report to accompany these historical resource estimates was the pre-feasibility study compiled in 1996 by Continental Resource Management Pty Ltd., acting as independent resource consultants. These estimates have been reviewed by Watts, Griffis and McOuat (‘‘WGM’’) in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project. In its Technical Report dated September 17, 2004, WGM considered the estimates to be relevant and of historic significance.
(3)	Inferred resources are in addition to measured and indicated resources.
(4)	Using values of US$250/MTU for Tungsten, US$200/MTU for Fluorine and US$700/oz for gold, the value of the Tungsten in the Bong Mieu East Resource is equivalent to 101,850 ounces.

ITEM 5:	Operating and Financial Review and Prospects

The following is a discussion of the results of operations of the Company for the fiscal years ended December 31, 2006, 2005 and 2004, and the six-month periods ended June 30, 2007 and June 30, 2006, and should be read in conjunction with the audited and unaudited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Registration Statement. Unless indicated otherwise, all references herein are to Canadian dollars. Please refer to ‘‘Item 3: Key Information’’ for exchange rate information on the Canadian dollar.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 18 of the financial statements for the years ended December 31, 2006, 2005 and 2004 and the six-month periods ended June 30, 2007 and 2006 for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s annual audited and interim unaudited financial statements, respectively. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in ‘‘Risk Factors’’ and elsewhere in this Registration Statement.

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

The Ho Gan plant at the Bong Mieu gold property has been commissioned and commercial production started in the fourth quarter of 2006. There are no further significant capital expenditures anticipated to be incurred in 2007 for the plant. The Company poured its first 3.6 kg doré bar on February 15, 2006 and the Company is its exploration programs at Bong Mieu. On October 9, 2007, the Company reported increases to the mineral resource estimates at the Bong Mieu Gold Property as outlined in a Technical Report prepared by TMC/SA. The full text of the report is available on the Olympus and Sedar websites (www.olympuspacific.com and www.sedar.com).

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

5A.    Operating Results

Bong Mieu Gold Property

Olympus has made significant progress during the last year having completed construction of its gold processing plant at Bong Mieu Central (‘‘BM Central’’) where the first 3.65 kilogram gold dore bar was poured on February 15, 2006. The plant was built on budget at US$4.5 million but the start up was slightly delayed due to the typical annual heavy rain falls (‘‘monsoon’’) from May to October. The plant is currently operating with a throughput of about 500 tonnes per day (‘‘tpd’’). The Bong Mieu Central (Ho Gan) pilot plant project reached commercial production levels effective October 1, 2006. To increase gold recoveries, a re-grind circuit was received in December 2006 and was installed in the second quarter of 2007. A control and monitoring system was installed in December 2006 and was implemented in first quarter of 2007. There are no further significant capital expenditures anticipated to be incurred in 2007 for the gold processing plant at this stage. On November 1, 2005, Bong Mieu Gold Mining Company entered into a refining and sales contract with Argor-Heraeus SA (‘‘Argor’’) whereby Bong Mieu delivers dore bars which contain gold and silver to Argor’s delivery point at which point the risks of ownership pass to Argor. Argor purchases the gold and silver from Bong Mieu at an amount equal to the value of the gold and silver shipment less any refining and transport charges. The value of the gold and silver is determined by a number of factors such as the market price of gold and silver and assuming a specified return rate on gold and silver equal to 99.95% and 98%, respectively. The price of gold used in the calculation is equal to the London Bullion market AM-fixing in US dollars per troy ounce and the price of silver used is equal to the silver-fixing of the London Bullion market in US dollars per troy ounce. The contract is valid from November 1, 2005 until October 31, 2007, with an option to extend the contract if agreed upon by both parties. Currently, the Company has one customer, Argor. If Argor was unable to purchase our gold, management believes another customer could be procured on a timely basis and any inventoried dore bars could be sold at the then market value.

Based upon an evaluation of the operating results of the Bong Mieu Central (Ho Gan) plant since the commencement of commercial production, management has determined during the fourth quarter of 2006 that the carrying amount of the long-lived assets related to the Bong Mieu Central (Ho Gan) mine was not fully recoverable. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development cost in fourth quarter 2006.

At Bong Mieu Underground (‘‘BM Underground’’), an underground deposit mined in the 1940s, the Company has rehabilitated some 500 meters of previous workings since October 2005. BM Underground is fully permitted to mine and is located within one kilometre of the BM Central plant.

Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. As of June 30, 2007, Olympus completed 51 shallow holes totalling approximately 557 metres in the BM Central (VN 220) . The shallow drilling tested fringe extensions and infill of Areas 3, 6 and 9. Surface exploration continued on the south trend which hosts the BM underground deposit. A first phase drill program consisting of nine shallow holes commenced in May 2007 to test the continuity of this near surface mineralization. The zone is located approximately 100 metres above the main Bong Mieu underground deposit (Nui Kem). As of June 30, 2007, two holes totalling 219.5 metres of this program were completed.

On October 9, 2007, the Company reported increases to the mineral resource estimates the Bong Mieu Gold Property as outlined in a Technical Report prepared by TMC/SA. The full text of the report is available on the Olympus and Sedar websites (www.olympuspacific.com and www.sedar.com).

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

The capital costs for the Phuoc Son development and mine construction are estimated to be approximately $39 million. The project cost increase is related mainly to mine and plant site design and access changes as well as the impact of rising labor and raw material costs occurring industry-wide. Project highlights for the first quarter 2007 include; but, not limited, to the following:

•	Site earthworks are ongoing

•	Finalized construction schedule for the months of April – June, 2007

•	Finished implementation of the additional slope stabilization works above the Bai Dat twin portals

•	Completed construction of permanent explosive magazine with government inspection to occur in second quarter 2007

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

Current Trends, Uncertainties, or Events that could Impact our Results:

1.	The current gold price volatility could impact our profitability at our current operating mine and economic viability at development and exploration projects.

2.	Our successful raising of additional funds through equity issuance or debt will determine the extent of exploration activities and development. On August 10, 2007, the Company completed an offering with gross proceeds of $25,000,000 to be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes. However, management is evaluating the project funding for Phuoc Son to determine whether it will be raised through equity or debt/equity financing.

3.	As a result of the offering, the Company is expanding its exploration programs during 2008 at its three key projects, namely Phuoc Son, Bong Mieu and Capcapo. The Company has approved a budget of U.S. $22 million that will be predominantly dedicated to exploration and developmental drilling, resource updates and feasibility studies. The key focus of the Company is to increase its gold reserves and resources through exploration and infill drilling programs at Bong Mieu, Phuoc Son and Capcapo. Consequently, the Company expects the level of spending on exploration, feasibility studies and development costs to increase over prior years and quarters.

4.	Our loan facilities agreement with Macquarie Bank Limited (MBL) was repayable on July 31, 2007 and was extendable to June 30, 2008 at the option of MBL. On June 27, 2007, the U.S. $2 million debt facility was repaid in full. The Company completed a further share offering with gross proceeds of $25,000,000 in August 2007. Consequently, the non-extension of the MBL facility did not have any impact on our Company’s results of operations.

5.	Refer to Item 3D for complete list of risks.

Management’s Discussion and Analysis Six and Three Months Periods Ended June 30, 2007 Compared to Six and Three Months Periods Ended June 30, 2006

Results of Operation

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006. Since September 30, 2006, our Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. A total of 2,188 ounces of gold were sold for proceeds of $1,640,631 during the second quarter of 2007. On a year-to-date basis, 3,648 ounces of gold were sold for proceeds of $2,759,715.

During the six-month period ended June 30, 2007, the Company’s costs and expenses were $7,517,661, representing an increase of $5,720,614 from $1,797,047 for six months ended June 30, 2006. The difference is principally due to: cost of sales of $3,076,542, a non-cash increase of $800,323 in stock-based compensation related to the grant of options, an increase of $392,400 in management fees and salaries mainly related to the staffing increases, an increase of $198,711 of professional fees related to audit, legal and compliance work, an increase of $56,556 in office and general administration expenses, an increase of $91,191 in investor relations, an increase of $110,771 in consulting fees, an increase of $52,146 in travel, an increase in amortization of $944,455 mainly due to the start of commercial production at the Bong Mieu Central (VN220) mine in fourth quarter 2006.

During the three-month period ended June 30, 2007, the Company’s costs and expenses were $3,501,946 representing an increase of $2,663,970 from $837,976 for three months ended June 30, 2006. The difference is principally due to: cost of sales of $1,498,650, a non-cash increase of $155,078 in stock-based compensation related to the grant of options, an increase of $134,692 in management fees and salaries mainly related to the staffing increases, an increase of $122,418 of professional fees related to audit, legal and compliance work, an increase of $29,687 in office and general administration expenses, an increase of $128,360 in investor relations and promotion, an increase of $132,602 in travel, and an increase in amortization of $492,933 mainly due to the start of commercial production at the Bong Mieu Central (VN220) mine in fourth quarter 2006.

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

As at June 30, 2007, the cash and cash equivalents’ balance is $10,815,631 compared to $4,101,536 as at December 31, 2006. The increase was mainly due to a private placement that closed on March 19, 2007 where the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000.   All shares issued have a hold period in Canada until July 20, 2007. The net proceeds are intended to be used over the course of 2007 and 2008 for ongoing exploration, scoping studies, technical reports and development work on the Company’s mineral projects and for general corporate purposes.

On August 10, 2007, the Company closed its previously announced (June 27, 2007 and August 2, 2007) offering (the ‘‘Offering’’) of units of the Company (‘‘Units’’) for aggregate gross proceeds of $25,000,000 (the ‘‘Closing’’). On September 7, 2007, the over-allotment option granted to the agents in connection with the Company’s previously announced public offering of units (the ‘‘Offering’’), was exercised in respect of 216,394 common shares (‘‘Additional Shares’’) at a price of $0.62 per Additional Share and 323,947 warrants (‘‘Additional Warrants’’) at a price of $0.06 per Additional Warrant, resulting in additional gross proceeds of $153,601. The partial exercise of the over-allotment options brings the aggregate gross proceeds to the Company under the Offering to $25,153,601. The net proceeds from the Offering will be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

In February 2006, the Company also entered into a US$2.0 million loan facility (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter. The Facility bears an interest rate of LIBOR plus 2.75%. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until July 31, 2007 and $0.4514 until the ultimate repayment date (currently July 31, 2007 with an option to extend until June 30, 2008). The Company can also accelerate exercise of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions. The Facility agreement specifies some restrictions including, but not limited to, the Company must not incur any indebtedness other than permitted financial indebtedness as defined under the Facility agreement. Permitted indebtedness includes any agreement entered into the ordinary course of business to acquire an asset or service where payment for the asset or service is deferred for a period of not more than 90 days and does not exceed, in aggregate, an amount of US $100,000 for each transaction party. Each transaction party is defined as Olympus, Bong Mieu and Formwell. The Facility agreement specifies that the transaction parties must not allow any encumbrance over its assets other than a permitted encumbrance or acquire an asset that is subject to an encumbrance that is not a permitted encumbrance. Each transaction party must not sell, assign, transfer or dispose of or partially dispose of any assets except an asset that does not form part of the secured property or an asset which is replaced by a similar asset. Each transaction party must not reduce its capital, buy back or redeem its shares or other securities issued to it or provide any financial assistance. Each transaction party may not make a distribution without the prior written consent of MBL. A distribution is defined as a dividend, distribution or any other amount related to a marketable security issued by the transaction party or interest or fee paid by the transaction party on any financial accommodation provided by a person holding a direct or indirect interest in the transaction party. The requirement for a written consent for distributions has not had a significant impact on our cash obligations to date as we have not paid out any dividends. Intercompany loans amongst transaction parties cannot be repaid to the lending transaction party unless the lending transaction party uses the proceeds of repayment to repay the MBL Facility. The above restriction on intercompany loan settlement does not significantly impact our ability to meet cash obligations as it does not prevent the provision of intercompany loans and only affects the method and timing of intercompany loan settlements. The loan is secured and guaranteed by Bong Mieu Gold Mining Company Limited and Formwell Holdings Limited. On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia was repaid in full. MBL elected to exercise share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987. A portion of the proceeds from the exercise of the warrants was used to repay in full the outstanding balance of the Facility. The non-extension of the MBL facility has had no significant impact on the Company’s activities as the Company has raised $25,153,601 in gross proceeds in a most recent offering in the third quarter of 2007.

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

During the quarter ended June 30, 2007, Olympus invested $1,816,479 in exploration and development expenses and $1,052,812 in acquisitions of property, plant and equipment. During the six-month period ended June 30, 2007, Olympus invested $3,070,977 in exploration and development and $1,419,559 in acquisitions of capital assets.

The Company received its mining permit at Phuoc Son on January 25, 2006. The Company is evaluating project funding for Phuoc Son to determine whether it will be raised either through equity or debt financing. Although the Company has been successful in accessing the equity markets in the past, there is no guarantee that this will continue to be available. The ability of the Company to continue activities or specific projects in or beyond 2008 is dependent upon obtaining the necessary funding to continue its exploration programs or the realization of proceeds from the sale of one or more of its properties and/or assets, of which there can be no assurance. As a result of the August 2007 share offering that closed, the Company has approved a budget of U.S. $22 million that will be predominantly dedicated to exploration and infill drilling programs at Bong Mieu, Phuoc Son and Capcapo. The estimated cost of US$39M for the Phuoc Son development and mine construction is not yet funded. Achieving these expenditures at Phuoc Son is dependent upon obtaining the necessary funding in 2008. The Company’s capital requirements in the future are largely dependent on the success of the exploration activities.

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

5F.    Tabular Disclosure of Contractual Obligations

Table No. 4:    Tabular Disclosure of Contractual Obligations as at June 30, 2007

	Payments Due by Period
Contractual Obligations	Total	Less than One Year	1-3 Years	3-5 Years	More than Five Years
Capital lease obligations	$336,464	$336,464	$—	—	—
Operating lease obligations	321,424	60,887	260,537	—	—
Purchase obligations – supplies and services	1,864,476	1,451,101	413,375	—	—
Purchase obligations – capital	1,252,943	810,802	442,141	—	—
Purchase obligations – power supply	167,801	167,801	—	—	—
Asset retirement obligations	1,216,490	58,047	1,158,443	—	—
Total	$5,159,598	$2,885,102	$2,274,496	—	—

ITEM 6:    Directors, Senior Management, and Employees

6A.    Directors and Senior Management

Table No. 5:    Directors and Senior Management

Name	Title	Date of Birth	Date of Latest Election (Directors only)	Term of Office of the Directors
David A. Seton	Executive Chairman and Director	Dec. 13, 1955	June 7, 2007	1 year
Jon Morda	Director	Jan. 13, 1952	June 7, 2007	3 years
John A.G. Seton	Director	Jan. 10, 1963	June 7, 2007	2 years
Kevin Flaherty	Director	Dec. 20, 1959	June 7, 2007	1 year
T. Douglas Willock	Director	Jan. 8, 1953	June 7, 2007	2 years
Colin D. Patterson	CEO and President	Jan. 29, 1954	n/a	n/a
Peter Tiedemann	CFO, Corporate Secretary	Sept 18, 1942	n/a	n/a
Pamela Campagnoni	VP Finance	Dec. 6, 1972	n/a	n/a
Charles Barclay	VP Operations	Dec. 18, 1950	n/a	n/a
T. Rodney P. Jones	VP Exploration	Aug. 26, 1944	n/a	n/a
Russell Graham	VP Finance Vietnam	May 21, 1965	n/a	n/a

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

John A.G. Seton

John Seton, a lawyer, is a former President of Olympus Pacific, and has extensive Business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council. He is or has been a director of a number of companies listed on the Australian Stock Exchange and the New Zealand Stock Exchange. He is currently the chairman of The Mud House Wine Group Limited and part-time executive chairman of Australian-listed Zedex Minerals Limited and a Director of New Zealand-listed SmartPay Limited. John Seton is the brother of David Seton.

T. Douglas Willock

Douglas Willock has over 20 years of experience in the investment banking industry having co-led the Canadian mining groups of National Bank Financial (formerly, Lévesque Beaubien Geoffrion Inc.) and

Deutsche Bank Securities Inc. He was a vice-president of Scotia Capital Markets and an assistant vice-president at CIBC World Markets. Doug is currently the President and Chief Executive Officer and a Director of Polar Mining Corporation, a TSX Venture listed company. From May 2001 to December 2006, he acted for Exall Resources Limited (now known as Gold Eagle Mines Ltd.), initially as Vice President, Corporate Development and later as a Director. Doug has a Bachelor of Arts (History) from the University of British Columbia and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

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

T. Rod P. Jones

T. Rod P. Jones received his B.Sc. (Hons) Geology from Leicester, UK and is a Fellow of the Australasian Institute of Mining and Metallurgy. Rod has a wealth of experience in the base and precious metals industry spanning some 40 years. He has held key management positions as Chief Geologist, Field Geologist and Operations Manager throughout his career.

Russell Graham

Russell Graham received his B. Comm. (Accounting Major) from University of Otago, Dunedin, NZ in 1987. He went on to receive his chartered accountancy designation from the Institute of Chartered Accounts NZ in 1991 and completed a Post Graduate Diploma in Business in 2003 – 2005 (University of Auckland, NZ). Russell spent 1992 to 1999 in the United Kingdom gaining valuable experience in finance control, management of inter-company operating expenses and, upon leaving Schroder Investment Management Ltd. UK in 1999, he was Manager, Business Area Profitability. Russell served the last four years as Business Manager in Auckland NZ where he managed a medical and surgical portfolio.

6B.    Compensation

Table No. 6:    Compensation of Directors, Management and Employees

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)(2)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)(3)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
David A. Seton(4) Chairman & CEO	2006 2005 2004	174,375 164,822 65,323	70,319 40,608 Nil	Nil Nil Nil	Nil 2,000,000 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Peter Tiedemann Acting CFO & Secretary	2006 2005 2004	65,742 N/A N/A	N/A N/A N/A	N/A N/A N/A	100,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Colin Patterson(5) CEO and President	2006 2005 2004	192,710 119,603 N/A	70,319 39,554 N/A	N/A N/A N/A	Nil 2,000,000(6) N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Roger Dahn VP Exploration(7)	2006 2005 2004	149,947 132,000 120,000	N/A N/A N/A	N/A N/A N/A	316,140 197,500 250,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Charles Barclay(8) VP Operations	2006 2005 2004	176,907 N/A N/A	33,557 N/A N/A	N/A N/A N/A	1,000,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Erik H. Martin(9) Former CFO	2006 2005 2004	82,235 136,171 49,000	10,665 3,835 Nil	Nil Nil Nil	12,110 300,000 200,000	N/A N/A N/A	N/A N/A N/A	N/A Nil N/A
Joseph J. Baylis(10) Former President & CEO	2006 2005 2004	Nil 87,710 145,859	Nil Nil Nil	Nil Nil Nil	Nil 1,250,000(11) Nil	N/A N/A N/A	N/A N/A N/A	N/A US$73,333 N/A
Donald Robson(12) Former Vice-President & CFO	2006 2005 2004	N/A N/A 55,000	N/A N/A Nil	N/A N/A Nil	N/A N/A Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
NOTES:
(1)	Financial years ended December 31.
(2)	Amounts converted to Canadian dollars using Bank of Canada exchange rates at end of December for each respective year rounded to the nearest dollar.
(3)	Figures represent options granted during a particular year; see ‘‘Aggregate Option’’ table for the aggregate number of options outstanding at year end.

(4)	Mr. Seton was appointed as Chief Executive Officer of the Company on November 17, 2005.
(5)	Mr. Patterson was appointed President of the Company on July 15, 2005.
(6)	Of these options, 1,000,000 shares are subject to vesting on achievement of set objectives.
(7)	Mr. Dahn was appointed VP Exploration of the Company on January 12, 2004.
(8)	Mr. Barclay was appointed Country Manager (Vietnam) of the Company on March 1, 2006.
(9)	Mr. Martin ceased to be the Chief Financial Officer of the Company on July 25, 2006.
(10)	Mr. Baylis ceased to be the President and Chief Executive Officer of the Company on July 12, 2005.
(11)	The options are subject to an exercise provision (the ‘‘Exercise Provision’’) whereby Mr. Baylis may not sell more than 500,000 optioned shares within any six month period upon exercise of all or any part of the option without the prior written consent of the Company and the Company, may within that ten day notice period (the ‘‘Exercise Sale Notice’’) pay to Mr. Baylis, in lieu of issued common shares of the Company upon such proposed exercise of the option, a cash amount equal to the spread between the exercise price of the option proposed to be exercised and the average of the closing price of the Company’s common shares as reported on the Toronto Stock Exchange (‘‘Exchange’’) for the five trading days preceding the date of the Exercise Sale Notice and, in the event of such election and payment by the Company, that portion of the option will be cancelled. If Mr. Baylis proposes in the Exercise Sale Notice to sell 100,000 or more shares within 7 days of the exercise of the option the Company will have the right, in lieu of the foregoing cash payment, to arrange for the purchase of such shares over the facilities of the Exchange.
(12)	Mr. Robson ceased to be the Chief Financial Officer on October 12, 2004 and on June 16, 2005 ceased to be the Vice-President.

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

Under the terms of a management services agreement dated July 16, 2005, (the ‘‘Management Services Agreement’’), between the Company and Orangue Holdings Limited (‘‘Orangue’’), a company associated with David A. Seton, Chairman and Chief Executive Officer the Company, it was agreed that Orangue would provide David A. Seton to serve as Chief Executive Officer of the Company for a period of two years at a rate of US$150,000 per year with annual bonus up to a maximum of $150,000 measured against objectives set by the Board. Under the Management Services Agreement, the Consultant received 1,000,000 fully vested stock options of the Company and an additional 1,000,000 vesting on achievement of set objectives. The Company can terminate the Management Services Agreement by paying a severance to Orangue equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the Management Services Agreement, respectively. The Company agrees that if Mr. Seton elects to terminate his services based on the sole reason that there has been a Takeover of Control. The Company shall be obligated to provide Mr. Seton with a severance payment following the date of resignation consisting of the following:

(a)	Fees through to the date of resignation, reimbursable expenses, plus any unpaid awards;

(b)	In lieu of further fee for periods subsequent to the date of resignation, an amount equivalent to one year’s fee, calculated on the basis of the:

(i)	monthly fee at the highest rate in effect during the six month period immediately preceeding the date of resignation multiplied by twelve, and

(ii)	highest half yearly bonus paid in the previous 24 months multiplied by 2;

(c)	In lieu of common shares of the Company issuable upon exercise of options, if any, previously granted and remaining unexercised, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all vested and unvested options held by the Consultant and the higher of:

(i)	the average of the closing prices of the Company’s common shares as reported on the TSX (or such other stock exchange on which the Company’s share may be listed) for 30 days preceeding the date of resignation or

(ii)	the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares; and

(d)	Mr. Seton can elect to waive the application of (c). With the waiver election, Mr. Seton’s options on shares of the Company shall remain in full force and effect for one year from the date of termination.

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

Under the terms of a management services agreement dated July 16, 2005 between the Company and Momentum Resources International Pty Ltd., a company owned by Colin Patterson, President of the Company, it was agreed that Colin Patterson would provide two years of service as President of the Company with the following details:

(i.)	For an annual fee of US $156,000 per year;

(ii.)	Half-yearly incentive bonus up to a maximum of 50% of the annual fee based on Board review and approval of set objectives;

(iii.)	On two occasions, options to purchase 1,000,000 shares at a specified price; and

(iv.)	The Company can terminate the agreement by paying a severance amount equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the Management Services Agreement, respectively.

On March 22, 2007, an extension and amendment of the existing July 16, 2005 contract was signed. The extension period covers from July 16, 2007 to July 16, 2009. Main amendments to the contract:

(i.)	an annual fee of $250,000 USD per annum;

(ii.)	grant of 1,000,000 five-year share options exercisable (subject to TSX approval) at CAD 0.65 a share. The share options will be vested over two years (1/3 immediately, 1/3 on 16 July 2008 and 1/3 on the earlier of 16 July 2009);

(iii.)	‘‘takeover of control’’ definition to include an involuntary change in composition of the majority board;

(iv.)	amendment to providing for six month’s pay in lieu of the current three months for termination without cause; and

(v.)	bonus paid out at discretion of Board based on amended guidelines as agreed upon by Mr. Patterson, Chairman of the Board and Chairman of the Compensation Committee.

If Mr. Patterson resigns as a result of a takeover of control, the Company must pay the following:

(i)	his fees from notice of resignation to the date of the resignation plus any awards previously made available that are unpaid at the time;

(ii)	in lieu of further fees subsequent to date of resignation, one year’s fee and bonus based on Mr. Patterson’s highest monthly fees in effect during the previous six months period immediately preceeding the date of resignation multiplied by twelve and highest half year bonus paid in the previous 24 months multiplied by 2;

(iii)	in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted and remaining unexercised, these options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all vested and unvested options held by Mr. Patterson, and the higher of:

1.	the average of the closing prices of the Company’s common shares as reported on the TSX or

2.	the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves control of the Company;

(iv)	Mr. Patterson can elect to waive (c) resulting in Mr. Patterson’s options on shares of the Company remaining in full force and effect for one year from the date of termination.

Under the terms of a management services agreement dated June 5, 2006 between the Company and Action Management Ltd., a company owed by Charles Barclay, VP Operations, it was agreed that Mr. Barclay would provide two years of service as VP Operations:

(i.)	at an annual fee of US $151,800

(ii.)	With a semi-annual bonus of up to a maximum of 25% of the annual fee based on Board review and approval of set objectives.

(iii.)	Options to purchase 1,000,000 shares at a specified price based on specific criteria.

(iv.)	The Company can terminate the agreement by paying a severance amount equal to three months or six months of services depending if the termination occurs within the first three months or after the first three months of the Management Services Agreement, respectively.

If Mr. Barclay resigns as a result of a takeover of control, the Company must pay the following:

(i.)	his fees from notice of resignation to the date of the resignation plus any unpaid awards previously made available;

(ii.)	in lieu of further fees subsequent to date of resignation, one year’s fee and bonus based on Mr. Barclay’s highest monthly fees in effect during the previous six months period immediately preceeding the date of resignation multiplied by twelve and highest half year bonus paid in the previous 24 months multiplied by 2;

(iii.)	in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to Mr. Barclay under the Company’s incentive programs and remaining unexercised, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all options held by Mr. Barclay, whether or not then fully exercisable, and the higher of (a) the average of the closing prices of the Company’s common shares as reported on the TSX or (b) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, and

(iv.)	Mr. Barclay can elect to waive the application of (c) whereupon Mr. Barclay’s options on shares of the Company shall remain in full force and effect for one year from the date of termination.

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

Under the terms of the service agreement dated April 1, 2007 between the Company and Wholesale Products Trading Limited, a company associated with Peter Tiedemann, it was agreed that Mr Tiedemann is to serve as Chief Financial Officer of the Company effective on the date of the agreement until terminated. Mr. Tiedemann, As Chief Financial Officer will be compensated as follows:

(i)	Paid at a monthly fee of US$11,250 (yielding an annual fee of US$135,000), subject to adjustments made pursuant to the terms of the agreement;

(ii)	Half-yearly reviews of performance to be carried out on February 1 and August 1 2008 which will be measured against Set Objectives; which based on this review, the Board may at its discretion, pay a half-yearly incentive bonus of up to 12.5% of the Annual Fee each January and July for as long as Mr. Tiedemann continues to provide service to the Company;

(iii)	on the date of the Agreement and subject to regulatory acceptance, Mr. Tiedemann will receive options to purchase capital in the Company at any time up to and including a date five years from the date of this Agreement 1,000,000 shares at $0.65 per share and will vest 1/3 on issue, 1/3 at the end of year one and 1/3 at the end of two years.

(iv)	This service agreement may be terminated by Mr. Tiedemann by giving the Company at least six weeks written notice, provided that the Company shall have the right to give written notice to Mr. Tiedemann that the Company is waiving the full notice period and is permitting this Agreement and the services of Mr. Tiedemann to be terminated upon a date that is less than six weeks after the date of Mr. Tiedemanns’s Termination Notice as determined by the company and further provided that all fees, benefits, and bonuses payable to Mr. Tiedemann and all other obligations of the Company to Mr. Tiedemann shall cease upon such termination. The Company may terminate this agreement and the engagement of Mr. Tiedemann without cause, in which event, the Company is obligated to provide Mr. Tiedemann with a severance pay shall be payable following the notice of the termination and shall consist of the following amounts:

(a)	Mr. Tiedemann’s full fee though the date of, plus any unpaid awards previously made;

(b)	in lieu of further fee for the periods subsequent to the date of Company’s Notice of Termination, a severance payment equal to six (6) months of then existing annual fee;

(c)	options on shares of the Company shall remain in full force and effect for the balance of the term of such options and the option agreements shall be deemed to have been amended, to the extent required, to the effect that any of such provision which would otherwise delay the vesting of such options or terminate such options as a result of the termination of Mr. Tiedemann’s services shall be null and void.

The Company agrees that if Mr. Tiedemann elects to terminate his services based on the sole reason that there has been a Takeover of Control, then the Company shall be obligated to provide Mr. Tiedemann with a severance payment which shall consist of:

(a)	Mr. Tiedemann’s full fee through to the Date of Resignation plus any unpaid awards previously made;

(b)	in lieu of further fee for periods subsequent to the Date of Resignation, an amount equivalent to one year’s fee,

(c)	in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to Mr. Tiedemann and remaining unexercised. These options shall be cancelled upon the payment equal to the aggregate spread between the exercise price of all options held by Mr. Tiedemann whether or not fully exercisable, and the higher of (i) the average closing prices of the Company’s common shares as reported on the TSX (or such other stock exchange on which the Company’s share may be listed) for 30 days preceeding the Date of Resignation or (ii) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares.

(d)	Mr. Tiedemann has the right to elect to waive (c). As a result of the waiver, his options shall remain in full force and effect for one year from the date of termination.

Under the terms of the service agreement dated August 6, 2007 between the Company and Mr. T. Rodney P. Jones, VP Exploration, it was agreed that engagement of Mr. Jones will commence on the date of this Agreement and continue until terminated. As VP Exploration, Mr. Jones will be paid a monthly fee of $12,500 (yielding an annual fee of $150,000). For as long as Mr. Jones continues to provide services to the Company pursuant to this Agreement, the Board or Committee will carry out half-yearly reviews of his performance which will be measured against Set Objectives. Based on this review, the Board may at its discretion pay a half-yearly incentive bonus of up to 50% of the Annual fee each January and July. On the date of this Agreement and subject to regulatory acceptance, Mr. Jones will receive options to purchase capital in the Company at any time up to and including a date five years from the date of this Agreement 600,000 shares in the capital of the Company at a price set on the day of the Board Approval. The options will be non-transferable except to an entity controlled by Mr. Jones and will vest as to 1/6 on issue, 1/3 at the end of one year and the remaining 1/2 at the end of two years. In an amendment to his contract included in exhibit 3.25, the options will vest 1/3 on issue and 1/3 at the end of one year and 1/3 at the end of two years. Mr. Jones may terminate this Agreement and by giving the Company at least six (6) weeks written notice (the ‘‘Manager’s Termination Notice’’), provided that the Company shall have the right to give written notice to Mr. Jones that the Company is waiving the full notice period and is permitting this Agreement and the services of Mr. Jones to be terminated upon a date that is less than six (6) weeks after the date of Mr. Jones’ Termination Notice. Any monies owed by Mr. Jones to the Company up to the date of termination shall then be paid by Mr. Jones to the Company.

The Company may terminate this Agreement and the engagement of Mr. Jones without cause, in which event the Company shall be obligated to provide Mr. Jones with a severance payment in lieu of notice equal to:

(a)	Mr. Jones’ full Fee through to the date of termination plus an amount equal to that amount, if any, of any awards previously made which have not been paid;

(b)	in lieu of further fee for periods subsequent to the date of the Company’s Notice of Termination, a severance payment equal to six (6) months of Mr. Jones’ then existing annual fee; and

(c)	Mr. Jones’ options on shares of the Company shall remain in full force and effect for the balance of the term of such options and the option agreements shall be deemed to have been amended.

If Mr. Jones elects to terminate his services based on the sole reason that there has been a Takeover of Control, the Company shall be obligated to provide the Manager with a severance payment which shall consist of the following amounts:

(a)	The Manager’s full fee through to the Date of Resignation, plus any unpaid awards previously made to the Manager ;

(b)	In lieu of further fee for periods subsequent to the Date of Resignation, an amount equivalent to one year’s fee;

(c)	In lieu of common shares of the Company issuable upon exercise of options, if any, previously granted and remaining unexercised. These options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all options held by the Manager, whether or not then fully exercisable, and the higher of:

•	The average of the closing prices of the Company’s common shares as reported on the TSX for 30 days preceding the Date of Resignation; or

•	The average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves Takeover of Control of the Company; and

(d)	The Manager can elect to waive the application of (c) resulting in the options on shares of the Company remaining in full force and effect for one year from the date of termination.

6B.2.    Stock Option Plan

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2006. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12% (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

1.	The maximum number of options that can be issued at any one time cannot be higher than 12% of the Company’s issued and outstanding share capital (on a non-diluted basis).

2.	Options are subject to an accelerated expiry term (the ‘‘Accelerated Term’’) for those options held by individuals who are no longer associated with the Company. The Accelerated Term requires that options held by individuals who resign or are terminated from the Company expire on the earlier of: (i) the original expiry term; or (ii) 90 days from the date of resignation or termination; or (ii) the date provided for in the employment or consulting agreement between participant and the Company; however, shareholder approval is required if this would cause the options to extend beyond original expiry.

3.	The maximum number of shares that may be reserved for option grant to any one individual insider in any 12 month period may not exceed 5% of the common shares issued and outstanding (on a non-diluted basis) on the date of grant;

4.	The maximum number of shares that may be reserved for issuance to insiders of the Company may not exceed 10% of the common shares issued and outstanding (on a non-diluted basis) on the date of grant;

5.	The maximum number of shares that may be issued to insiders, as a group, within a one year period may not exceed 10% of the common shares issued and outstanding (on a non-diluted basis) on the date of issuance;

6.	The maximum number of shares that may be issued to any non-employee directors, as a group, during any 12 month period shall not exceed 5% of the common shares issued and outstanding (on a non-diluted basis) on the date of grant;

7.	Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including Exchange), the Board may, at any time, without further action by its shareholders, amend the Plan or any Option granted hereunder in such respects as it may consider advisable. The Board may not, however, without the consent of the Participant, alter or impair any of the rights or obligations under an Option theretofore granted. No Common Shares shall be issued under any amendment to this Plan unless and until the amended Plan has been approved by the Exchange. The Plan may be abandoned or terminated in whole or in part at any time by the Board, except with respect to any Option then outstanding under the Plan.

8.	The Option Price of any Option granted shall be determined by the Board but shall not be less than the volume weighted average trading price of the common shares on the Exchange, or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the 5 trading days immediately prior to the date of grant (or, such other price required by the Exchange) (calculated by dividing the total value by the total volume of securities traded for the relevant period) (‘‘Market Price’’).

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

During the year ended December 2006, 1,965,000 [2005 – 8,420,000] options were granted and were valued at $428,628 [2005 – $1,306,520]. The total stock-based compensation expense recognized during the year ended December 31, 2006 for stock options granted in the current and prior years but vesting during 2006 was $524,197 [2005 – $961,075] using the fair value method and was credited to contributed surplus. Compensation cost for 2005 has been calculated using the Black-Scholes pricing model with the following weighted average assumptions: fair value of options granted of $0.155 (2004-$0.21), expected life of options of 3 years (2004- 3 years), expected stock price volatility of 78.7% (2004- 78.7%), expected dividend yield of 0% (2004- 0%) and risk-free interest rate of 2.98% (2004 – 3.45%).

6C.    Board Practices

The directors are serving staggered terms with a 1-3 year term range, renewable at the annual shareholder meeting. Zedex has right to nominate two directors. Zedex had nominated John Seton and H. David Kennedy. H. David Kennedy had resigned and Zedex chose not to replace Mr. Kennedy. John Seton is the part-time executive Chairman of Zedex. John Seton does not hold directly or indirectly any shares of Zedex.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Olympus’ audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee, each of whom is independent, are as follows: Jon Morda (Chairman), Kevin Flaherty, and T. Douglas Willock.

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

6E.    Share Ownership

The following table shows the shareholdings of the Directors and Senior Management, as at June 30, 2007.

6.E.1    Details of Share Ownership

Table No. 7:    Shareholdings of Directors and Senior Management as June 30, 2007

Title of Class	Name of Beneficial Owner	Shares Held	Options Vested or Vesting within 60 days	Beneficial Ownership	Percent of Class
Common	David A. Seton	23,334	2,100,000	2,123,334	1.08
Common	John A. G. Seton	144,245	933,333	1,077,578	0.55
Common	Peter Tiedemann	20,000	433,333	453,333	0.23
Common	Jon Morda	13,500	296,667	310,167	0.16
Common	Peter G. Meredith	Nil	700,000	700,000	0.36
Common	T. Douglas Willock	91,000	325,667	416,667	0.21
Common	Colin D. Patterson	155,000	1,333,333	1,488,333	0.76
Common	Roger Dahn	Nil	Nil	Nil	Nil
Common	Pam Campagnoni	Nil	66,667	66,667	0.03
Common	Joseph Baylis	50,000	1,050,000	1,100,000	0.56
Common	Kevin Flaherty	Nil	125,000	125,000	0.06
Common	Charles Barclay	Nil	1,000,000	1,000,000	0.51

The following table sets forth the Company’s outstanding stock options as at June 30, 2007 of Directors and Senior Management:

Table No. 8:    Stock Options Outstanding as at June 30, 2007

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date
David A. Seton	100,000 1,000,000 1,000,000 3,000,000	0.50 0.32 0.32 0.75	Jan 6, 2003 Aug 31, 2005 Sept 29, 2005 Mar 5, 2007	Jan 6, 2008 Aug 31, 2010 Sept 29, 2010 Mar 5, 2012
John A. G. Seton	100,000 500,000 1,000,000	0.50 0.32 0.75	Jan 6, 2003 Aug 31, 2005 Mar 5, 2007	Jan 6, 2008 Aug 31, 2010 Mar 5, 2012
Jon Morda	180,000 350,000	0.32 0.65	Aug 31, 2005 Mar 5, 2007	Aug 31, 2010 Mar 5, 2012
Peter G. Meredith	200,000 500,000	0.44 0.32	Apr 19, 2004 Aug 31, 2005	Apr 19, 2009 Aug 31, 2010
T. Douglas Willock	159,000 500,000	0.55 0.65	Feb 16, 2006 Mar 5, 2007	Feb 16, 2011 Mar 5, 2012
Colin D. Patterson	1,000,000 1,000,000 1,000,000	0.32 0.32 0.65	Aug 31, 2005 Sept 29, 2005 Mar 5, 2007	Aug 31, 2010 Sept 29, 2010 Mar 5, 2012
Pam Campagnoni	100,000	0.51	Jul 18, 2006	Jul 18, 2011
Joseph Baylis	200,000 850,000	0.40 0.40	Sept 12, 2003 Jul 15, 2005	Sept 12, 2008 Jul 15, 2010
Charles Barclay	500,000 500,000	0.36 0.43	Jan 25, 2006 Nov 3, 2006	Jan 25, 2011 Nov 3, 2011
Peter Tiedemann	100,000 1,000,000	0.51 0.65	Jul 18, 2006 Mar 5, 2007	Jul 18, 2011 Mar 5, 2012
Kevin Flaherty	250,000	0.75	May 2, 2007	May 2, 2012

ITEM 7:	Major Shareholders and Related Party Transactions

7A.    Major Shareholders

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company are as at September 30, 2007:

Name	No. of Shares		Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	76,679,601	(1)	32.9%
Zedex Minerals Limited Auckland, New Zealand	31,396,849	(2)	13.5%
Notes:
(1)	Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 12,285,714 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited and 200,000 shares are registered in the name of Dragon Capital Management Limited.
(2)	Mr. John A. G. Seton, director, is an insider and part-time executive chairman of Zedex Minerals Limited.

Beginning in October 2004, the Dragon Capital Group Limited started to acquire an interest in the Company and has continued to increase its ownership over 2005 and 2006, resulting in an ownership percentage of 39.05% as at September 30, 2006. As a result of share issuances, the percentage ownership by the Dragon Capital Group Limited of the Company has decreased from 37.61% at June 30, 2007 to 32.9% at September 30, 2007.

Since December 31, 2002, as a result of share issuances, the percentage ownership by Zedex Minerals Limited of the Company has decreased from 19% to 16.39% as at September 30, 2006 and decreased to 13.5% as at September 30, 2007.

As at December 31, 2002, Ivanhoe Mines Ltd. owned 18% of the Company which increased to 19% in 2004 as a result of the Vend-In Agreement. On May 25, 2005, Ivanhoe Mines Ltd. entered into an agreement to sell their interest in the Company to the Vietnam Growth Fund Limited, part of the Dragon Capital Group Limited, and as a result, Ivanhoe Mines Limited holds no shares in the Company.

As at June 15, 2007, the Company was aware of 510 record holders in the United States, the host country, representing ownership of 8.30 per cent of the outstanding shares of the Company. The number of record holders consists of 463 non-objecting beneficial owners and 38 registered owners representing 10,889,254 shares and 4.737,329 shares, respectively.

7B.    Related Party Transactions

During the years ended December 31, 2006, 2005 and 2004 and for the three and six-month periods ended June 30, 2007, the Company entered into the following transactions with related parties:

(a)	Paid $17,260 to Zedex Minerals in 2005 for a short-term loan of $1,500,000, bearing 10% interest. The loan was entered into and repaid during the third quarter of 2005. The Company also paid $3,852 to Zedex in 2005 as reimbursement of office expenses. The Company paid $126,371 to Zedex in 2004; comprised mainly of a refund of exploration contribution as stipulated in the Vend-In Agreement, net of amounts due by Zedex to the Company at the time of payment. In 2003, an amount of $115,108 was receivable from Zedex for their share of the exploration expense on the Phuoc Son project offset by a $52,989 accounts payable. One directors of the Company is related to Zedex; namely John Seton.

(b)	Paid or accrued $581,396 in 2006 [2005 – $420,597; 2004 – $453,611; 2003 – $387,229] for management fees and $147,377 in 2006 [2005 – $214,702] in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Bractea Enterprises Limited (previously named EHM Accounting) associated with Erik Martin in 2006, 2005, 2004 and 2003; Orangue Holdings Limited associated with David Seton in 2006, 2005, 2004 and 2003; Momentum

Resources International Pty Ltd associated with Colin Patterson in 2005; Wholesale Products Trading Limited associated with Peter Tiedemann in 2006; A. Fisher & Associates associated with Arthur Fisher in 2003; Claymore Law associated with John Seton in 2003; Braetek Enterprises associated with Jean Bailly in 2004; Sentinel Resources associated with Rod Murfitt in 2004; and Wyndspire Advisors associated with Joseph Baylis in 2004 and 2003. For the three and six-month period ended June 30, 2007, $277,579 and $407,767 for management fees and $103,375 and $129,153 in reimbursement of expenses incurred to companies controlled by officers of the Company including Orangue Holdings Limited associated with David Seton, Wholesale Products Trading Limited associated with Peter Tiedemann and Momentum Resources International Pty Ltd associated with Colin Patterson. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, courses, conferences and licenses.

(c)	Paid or accrued $67, 424 in 2006 [2005 – $26,536] and $18,978 and $40,207 for consulting services for the three and six-month periods ended June 30, 2007 to Jura Trust (‘‘Jura’’) associated with John Seton, a director of the Company. In 2004, paid $10,269 [2003- $66,677] in fees for corporate legal services provided by Claymore Law (‘‘Claymore’’) where John Seton is a principal. The services provided are not under contract as the consulting and legal services are provided on an ad hoc basis based on requests by the Company.

(d)	On January 1, 2006, Zedex was assigned the 2% gross production royalty less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. Refer to Exhibit 3.19 for the Assignment Agreement. Paid or accrued $26,228 in 2006 and $17,433 and $37,195 in royalties to Zedex, a shareholder of the Company, for the three and six-month periods ended June 30, 2007. The royalty is calculated as 2% of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

(e)	Paid $320,380 (US$261,537) in 2005 to Dragon Capital Management (‘‘Dragon’’) in arrangement fees in regards to the equity financing closed on January 12, 2005 and the debt financing entered into on June 7, 2005. Dragon was granted 1,270,000 warrants exercisable at $0.40/unit for a period of one year from the date of closing. In December 2004, Dragon Capital Markets Limited (‘‘Dragon’’) offered debt financing of U.S. $2,000,000 (the ‘‘Loan’’) and equity financing of up to 12. 7 million common shares of Olympus at C$0.40 per share subject to an over-allotment option. The term of the loan was two years bearing an interest rate equal to 8.5% per annum. Security for the loan consisted of a pledge over Bogomin’s inventory and equipment and assignment of rights and interests in the Refining Contract. Olympus paid Dragon an arrangement fee of $320,380 and one non-transferable share purchase warrant for every 10 common shares sold under the equity financing allowing Dragon to purchase a share of Olympus at $0.40 per share for a period of one year from the date of closing of the equity financing. Refer to Item 7B(f) for repayment details on this loan.

(f)	On June 7, 2005, the Company entered into a US$2.0 million debt financing with Vietnam Growth Funds (a fund controlled by Dragon). The loan was repaid in full on October 13, 2005. Refer to Item 7B (e) for details on the Loan.

(g)	Vend-In Agreement in 2004 with Zedex and Ivanhoe as referred to as an exhibit in Section 10C under material contracts. As at December 31, 2004, Ivanhoe owned 19.6% of the outstanding common shares of the Company. One director of the Company, Peter Meredith, is a senior officer of Ivanhoe.

(h)	On March 19, 2007, the Company completed a non-brokered private placement of common shares of 21,528,571 at $0.56 per share with the net proceeds of $11,967,772. Of the $12,000,000 placement, $2,400,000 and $2,400,000 of common shares were purchased at $0.56 per share by Vietnam Growth Fund Limited and Vietnam Dragon Fund Limited (funds controlled by Dragon) and $2,450,000 of common shares at $0.56 per share were purchased by Zedex.

These transactions were in the normal course of operation and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties. The transactions described under (b), (c) and (d) are expected to continue in the future whereas the transactions described under (a), (e), (f) (g) and (h) are completed and not expected to continue.

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

8B.    Significant Changes

Reference is made to Item 17 Financial Statements, specifically Note 18 of the December 31, 2006 financial statements for a description of the differences of Canadian GAAP from U.S. GAAP. These descriptions would also apply in describing the June 30, 2007 U.S. GAAP differences. There are no changes between the type of June 30, 2007 U.S. GAAP differences when compared to the December 31, 2006 US GAAP differences. Refer to the Table No. 1 for the June 30, 2007 US GAAP selected financial data under Item 3A.

On August 1, 2007, the Company filed an amended and restated final short form prospectus dated August 1, 2007, amended and restated from the July 24, 2007 short form prospectus filed, with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario for the offering (the ‘‘Offering’’) of units of the Company (‘‘Units’’). On August 10, 2007, the Company closed its previously announced offering (the ‘‘Offering’’) of units of the Company (‘‘Units’’) for aggregate gross proceeds of $25,000,000 (the ‘‘Closing’’). Pursuant to the Offering, the Company issued and sold a total of 38,461,538 Units at a price of $0.65 per Unit. Each Unit is comprised of one common share of the Company (a ‘‘Share’’) and one-half of one common share purchase warrant (‘‘Warrant’’). Each whole Warrant is exercisable at $0.80 until August 10, 2009. The Company granted the Agents an over-allotment option (the ‘‘Over-Allotment Option’’) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (‘‘Additional Shares’’) at a price of $0.62 per Additional Share and up to an additional 2,884,615 Warrants (‘‘Additional Warrants’’) at a price of $0.06 per Additional Warrant, for further gross proceeds of up to $3,750,000, if exercised in full. In consideration for their services, the Corporation paid a fee of $1,500,000 to the Agents (equal to 6% of the gross proceeds realized from the sale of Units). The Agents were also granted non-transferable options (the ‘‘Compensation Options’’) to acquire 2,307,692 Units (each an ‘‘Agents’ Unit’’) (equal to 6% of the number of Units issued pursuant to the Offering). Each Compensation Option is exercisable to acquire one Agents’ Unit at $0.65 until August 10, 2009. Each Agent’s Unit consists of one common share of the Company and one-half of one common share purchase warrant (‘‘Agents’ Warrants’’). Each whole Agents’ Warrant will be exercisable to acquire one common share of the Company (an ‘‘Agents’ Warrant Share’’) at a price of $0.80 per Agents’ Warrant Share until August 10, 2009. On September 7, 2007, the over-allotment option granted to the agents in connection with the Company’s previously announced public offering of units (the ‘‘Offering’’), was exercised in respect of 216,394 common shares (‘‘Additional Shares’’) at a price of $0.62 per Additional Share and 323,947 warrants (‘‘Additional Warrants’’) at a price of $0.06 per Additional Warrant, resulting in additional gross proceeds of $153,601. Each whole Warrant will be exercisable at $0.80 until August 10, 2009. The partial exercise of the over-allotment options brings the aggregate gross proceeds to the Company under the Offering to $25,153,601. The net proceeds from the Offering will be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

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

During the first quarter of 2006, Olympus increased its cash position by $14,826,463. The increase was mainly due to a $15,660,000 private placement closed on March 31, 2006 where the Company issued 27,000,000 shares at $0.58. Also during first quarter of 2006, the Company received its mining permit at Phuoc Son on January 25, 2006. In February 2006, the Company also entered into a US$2.0 million loan facility with Macquarie Bank Limited of Sydney, Australia. They Company drew down the US$2.0 million in the first quarter.

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

Table No. 10 lists the high and low sales prices on the TSX and the TSX Venture (‘‘TSXV’’) for actual trades of the Company’s shares. The Company’s shares started trading on the TSX on April 3, 2006 and prior to that they were listed on the TSXV. As of June 30 2007, the closing price for a Share was $0.75.

Table No. 9:    TSX and TSX-V Common-Voting Shares Trading Activity

Period Ended	High (CAD$)	Low (CAD$)
Monthly:
30-Nov-07	$0.59	$0.44
31-Oct-07	$0.61	$0.50
30-Sep-07	$0.60	$0.52
31-Aug-07	$0.68	$0.44
31-Jul-07	$0.78	$0.60
30-June-07	$0.93	$0.71
31-May-07	$1.20	$0.71

Period Ended	High (CAD$)	Low (CAD$)
30-Apr-07	$0.77	$0.55
31-Mar-07	$0.65	$0.56
28-Feb-07	$0.72	$0.47
31-Jan-07	$0.59	$0.46
31-Dec-06	$0.57	$0.48
Quarterly
30-Sep-07	$0.78	$0.44
30-Jun-07	$0.97	$0.66
31-Mar-07	$0.72	$0.46
31-Dec-06	$0.57	$0.37
30-Sep-06	$0.56	$0.30
30-June-06	$0.94	$0.45
31-Mar-06	$0.74	$0.31
31-Dec-05	$0.45	$0.25
30-Sep-05	$0.40	$0.26
30-June-05	$0.34	$0.22
31-Mar-05	$0.40	$0.24
31-Dec-04	$0.45	$0.32
30-Sep-04	$0.47	$0.28
30-June-04	$0.45	$0.35
31-Mar-04	$0.57	$0.36
Annual (Fiscal Year):
Ended December 31, 2006	$0.94	$0.30
Ended December 31, 2005	$0.45	$0.215
Ended December 31, 2004	$0.57	$0.28
Ended December 31, 2003	$0.87	$0.27
Ended December 31, 2002	$1.65	$0.34

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

Directors

Pursuant to section 3.12 of the by-laws of the Company (the ‘‘By-Laws’’) and section 120(1) of the Canada Business Corporation Act (the ‘‘CBCA’’), a director or an officer of the Company shall disclose to the Company, in writing or by requesting to have it entered in the directors’ meeting minutes or the directors’ committee meeting minutes, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Section 3.12 of the By-Laws also provides that such a director or officer shall not vote on any resolution to approve such a contract or transaction except as provided under the CBCA. Section 120(5) of the CBCA permits such a director to vote on any resolution to approve a contract or transaction if it: (a) relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate; (b) is to indemnify or insure a current or former director or officer, or another individual who acts or has acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity; or (c) is with an affiliate.

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

Annual and special meetings

The annual meeting and special meetings of shareholders are held at such time and place as the board of directors shall determine. Notice of meetings is sent out to shareholders not less than 10 days nor more than 50 days before the date of such meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend the meeting. The directors stand for reelection at staggered intervals.

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

On June 26, 2007, the Company’s Board of Directors approved the adoption of a Shareholder Rights Plan subject to TSX and shareholder approval. The purpose of the Rights Plan is to provide shareholders and the Company’s Board of Directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders. The rights issued under the Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which when aggregated with its current holdings total 20% or more of the Company’s outstanding common shares (determined in the manner set out in the Rights Plan), other than by a Permitted Bid. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time. A special shareholders’ meeting was held in December 2007 and an adjournment is being held to further address the tabulation of proxies voting on the Rights Plan.

10C.    Material Contracts

The following material contracts have been entered into by the Company within the past two years:

1)	Debt Finance Facility Agreement between Olympus Pacific Minerals Inc., Bong Mieu Gold Mining Company Limited, Formwell Holdings Limited and Macquarie Bank Limited, dated February 8, 2006. Refer to Item 5B for details on this agreement.

2)	Joint Venture Agreement between Mien Trung Industrial Company (‘‘Minco’’) and New Vietnam Mining Corp (‘‘NVMC’’), dated March 5, 2003. Refer to Item 4A for details on this agreement.

3)	Vend-In Agreement on March 1, 2004 and Extension of Vend-In Agreement on June 21, 2004 between the Company, Invanhoe Mines Ltd. and Zedex Minerals Limited. Refer to Item 4A for details on these agreements.

4)	Agreement for Fulfilment of Contract, dated September 16, 2006, between Phuoc Son Gold Co. Ltd. and Huong Toan Company Ltd. This contract was cancelled on November 26, 2006. Refer to Item 4D.1 for details on this contract and cancellation.

5)	Purchase Contract CE0780, dated January 24, 2005, between the Company and Gekko System Pty. Ltd. of Australia. The purpose of the agreement is for the purchase of the grinding module, gravity and flotation circuits and for an Inline Leach Reactor required to bring the Ho Gan deposit on the Company’s 80% owned Bong Mieu Gold Property into production.

6)	Mining License No 116/GP-BTNMT – dated January 23, 2006. Refer to Item 4D.1(a) for details on this license.

7)	Gold Export Certificate – dated January 25, 2006 and January 5, 2007. Refer to Item 4D.2(a) for details on this license.

8)	Memorandum of Agreement and Supplement – November 24, 2006 – Refer to Item 4A for details on this agreement.

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

10E.    Taxation

10E.1.    Certain Canadian Federal Income Tax Consequences – General

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a ‘‘Holder’’) who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the ‘‘Act’’) and the Canada – United States Income Tax Convention (the ‘‘Treaty’’), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a Business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on Business in Canada and elsewhere.

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

Not applicable

10G.    Statements by Experts

Not applicable.

10H.    Documents on Display

Copies of the documents referred to in this document may be inspected during normal business hours, at the offices of the Company at Suite 500, 10 King Street East, Toronto, Ontario, Canada. Its telephone number is (416) 572- 2525.

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

The Company’s executive officers, including our Chief Executive Officer and Chief Financial Officer, have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the annual filings are being prepared. Based on evaluation of effectiveness of the Company’s disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer believe them to be effective in providing such reasonable assurance.

ITEM 16:	Audit Committee

16A.	Audit Committee Financial Expert

The Company’s Audit Committee is independent and all members are considered financially literate under Canadian regulatory standards. The Audit Committee is composed of Jon Morda, Kevin Flaherty and T. Douglas Willock. The Company considers that the Audit Committee has at least one member, Jon Morda, who would be considered a financial expert.

16B.	Code of Ethics

The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on September 19, 2006 which is posted on the following websites: www.olympuspacific.com and www.sedar.com

Refer to Exhibit 3.25 for the Code of Business Conduct and Ethics.

16C.	Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

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

16D.    Exemptions From the Listing Standards for Audit Committees

Not Applicable

16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

 Part III

ITEM 17:	Financial Statements

1.	Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2006 and 2005, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2006, 2005 and 2004, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 18 to the consolidated financial statements.

2.	Unaudited Balance Sheet as at June 30, 2007, Statements of Operations and Deficit for the three and six-month periods ended June 30, 2007 and 2006, and Statements of Cash Flows for the three and six-month periods ended June 30, 2007 and 2006.

ITEM 18:	Financial Statements

See Item 17. Financial Statements.

ITEM 19:	Exhibits

Reference is made to the Amended Registration Statement of Form 20-F-A dated June 29, 2007, submitted to the Securities and Exchange Commission on June 29, 2007 for exhibits 19B.1 – 19B.3.24. Reference is made to the Amended Registration Statement of Form 20-F-A dated November 13, 2006 for exhibits 19B.3.25 and 19B.3.26.

19A.	Financial Statements

1.	Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2006 and December 31, 2005, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2006, 2005, and 2004, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 18 to the consolidated financial statements.

2.	Unaudited Balance Sheet as at June 30, 2007, Statements of Operations and Deficit and Cash Flows for the three and six-month periods ended June 30, 2007 and 2006.

19B.	Exhibits

1.	Articles of Incorporation and By Laws

1.1.	Certificates of Status, Amendment, Continuance

1.2.	Bylaws as currently in effect.

2.	Instruments defining the rights of holders of equity – refer to exhibit 1 under 19B.

3.	Material Contracts

3.1.	Mining Permit – dated July 22, 1992

3.2.	Right to Use Land Certificate – dated October 9, 1993

3.3.	Investment License – No: 140 / GP, dated March 5, 1991 and Amendments

3.4.	Gold Export Certificates – dated January 25, 2006 and January 5, 2007

3.5.	Debt Finance Facility Agreement – dated February 8, 2006

3.6.	Mining License No 116/GP – BTNMT – dated January 23, 2006

3.7.	Investment License No. 2355/GP – dated October 20, 2003

3.8.	Joint Venture Agreement – dated March 5, 2003.

3.9.	Agreement for Fulfilment of Contract, dated September 16, 2006 and cancellation of agreement on November 27, 2006.

3.10.	Memorandum of Agreement and Supplement – November 24, 2006

3.11.	Stock Option Plan – September 12, 2003

3.12.	Management service agreement with Orangue Holdings Limited – dated July 16, 2005

3.13.	Management service agreement with Momentum Resources International Pty Ltd. – dated July 16, 2005

3.14.	Management service agreement with Action Management Limited – dated June 5, 2006

3.15.	Service agreement with R. Dahn – dated March 1, 2005 and amendments August 2006

3.16.	Consulting agreement with Mr. Baylis – dated July 15, 2005

3.17.	Argor Heraeus Refining Contract – dated January 11, 2005

3.18.	Dragon Equity and Debt Financing dated December 17, 2004

3.19.	Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and Olymous Pacific Minerals, Inc. dated January 1, 2006

3.20.	Certificate to Incorporation and Articles of Incorporation of Kadabra Mining Corp – May, 2007.

3.21.	Management Service Agreement with Wholesale Products Limited dated April 1, 2007

3.22.	Share Placement Documents dated March 19, 2007

3.23.	Shareholders Rights Plan – dated June 26, 2007

3.24.	Stock Option Plan – dated June 7, 2007

3.25.	Management Service Agreement with Thomas Rodney Pervical Jones dated August 6, 2007 and amendment dated October 3, 2007.

3.26    Framework of Laos and Cambodia Joint Venture Agreement, July 17, 2007.

4.	List of Subsidiaries

– None –

5.	Consents

5.1.	Consent of Terra Mining Consultants and Stevens & Associates

5.2.	Consent of Watts, Griffis and McOuat Limited

12.	Certifications

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.	Certifications

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Olympus Pacific Minerals Inc.
By:	/s/ P. Tiedemann
Peter Tiedemann Chief Financial Officer and Corporate Secretary

Date: December 21, 2007

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
Operating activities:
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
Investing activities:
Deferred financing fees	(209,238)	—	—
Deferred exploration and development costs	(5,072,261)	(4,666,219)	(3,811,533)
Acquisition of capital assets	(3,747,249)	(6,335,240)	(150,724)
Disposal of marketable securities	—	—	28,000
Cash used in investing activities	(9,028,748)	(11,001,459)	(3,934,257)
Financing activities:
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

Asset impairment – Long-lived assets

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows. Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Stock-based compensation

The Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements.  For some of the stock options granted, the options vest based on meeting two of three criteria: (a) specified production levels, (b) specified minimum share price and market capitalization and/or (c) minimum threshold of ounces of gold geological resources for the Company.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates.

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

The following table provides a summary of the stock option activity for the years ended December 31, 2006 and 2005.

	December 31, 2006		December 31, 2005		December 31, 2004
	Number of Options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of the year	11,298,667	0.37	4,244,500	0.52	4,593,500	$0.52
Granted	1,965,000	0.45	8,420,000	0.33	1,315,000	0.48
Exercised	(1,155,833)	0.33	—	—	(45,000)	0.19
Cancelled/ Expired	(630,334)	0.44	(1,365,833)	0.51	(1,619,000)	0.54
Outstanding, end of the period	11,477,500	0.39	11,298,667	0.37	4,244,500	0.51
Options exercisable at the end of the year	9,619,793		7,980,333		3,201,166

The following table summarizes information about the stock options outstanding as at December 31, 2006.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding As at December 31, 2006	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable As at December 31, 2006	Weighted Average Exercise Price
$0.30-0.36	6,452,500	3.73	$0.32	5,336,251	$0.32
$0.40-0.45	2,570,000	2.35	0.41	1,995,209	0.41
$0.50-0.55	1,705,000	3.06	0.51	1,538,333	0.51
$0.60-0.65	750,000	0.12	0.60	750,000	0.60
	11,477,500	3.08	0.39	9,619,793	0.39

During the year ended December 31, 2006, 1,965,000 options were granted and were valued at $428,628. The total stock-based compensation expense recognized during the year for stock options granted in the current and prior years and that vested during the current year was $524,197 [2005 – $961,075, 2004 – $180,764] using the fair value method and was credited to contributed surplus.

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

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

13.    Inventory

	December 31, 2006	December 31, 2005
Dore Bars	$73,047	$—
Ore in stockpiles	76,337	—
Gold in circuit	18,800	—
Mine operating supplies	448,859	259,514
Total	$617,043	$259,514

14.    Income Taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2006 $	2005 $	2004 $
Loss	(9,479,000)	(2,768,000)	(2,182,459)
Expected Recovery	(3,223,000)	(945,000)	(742,036)
Issue Costs	(215,000)	(105,000)	(120,000)
Foreign Tax Differential	1,418,000	(268,000	—
Non Deductible expenses	116,000	596,000	114,308
Benefit of current year loss not recognized	1,904,000	722,000	747,728
Total income tax recovery	—	—	—

The components of the Company’s future income tax assets are as follows:

	2006 $	2005 $	2004 $
Non-capital losses carried forward	3,888,000	2,415,000	1,827,000
Deferred exploration and development costs	301,000	—	—
Issue costs	616,000	263,000	186,000
Capital Assets	25,000	25,000	20,000
Resource related deductions	692,000	641,000	638,000
Future income tax asset	5,522,000	3,344,000	2,671,000
Valuation allowance	(5,522,000)	(3,344,000)	(2,671,000)
Net future income tax asset	—	—	—

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

c)	Asset Impairment – Long-Lived Assets

Under U.S. GAAP, the Company’s impairment analysis of the US GAAP carrying values of its mineral properties and property, plant and equipment determined that no impairment had occurred as the estimated probability weighted undiscounted cash flows associated with these assets exceeded the respective carrying values.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements
December 31, 2006
All dollar amounts are in Canadian Dollars unless otherwise stated

d)	Consolidated Balance Sheets

For the years ended December 31

			2006			2005
	Notes		Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Current assets			6,422,563	—	6,422,563	910,018	—	910,018
Long-term assets
Mineral properties	(b	)	10,015,755	(37,500)	9,978,255	10,060,904	—	10,060,904
Capital assets(ii)	(b	)	10,697,757	(79,332)	10,618,425	6,449,922	—	6,449,922
Deferred Financing Costs(i)			695,773	(486,537)	209,236	—	—	—
Deferred exploration and development costs	(a	)	13,724,846	(13,724,846)	—	13,089,242	(13,089,242)	—
			35,134,131	(14,328,215)	20,805,916	29,600,068	(13,089,242)	16,510,826
Total Assets			41,556,694	(14,328,215)	27,228,479	30,510,086	(13,089,242)	17,420,844
Total Liabilities(i)			5,592,835	(486,537)	5,106,298	3,123,487	—	3,123,487
Total Shareholders’ equity			35,963,859	(13,841,678)	22,122,181	27,386,599	(13,089,242)	14,297,357
Total liabilities and Shareholders’ equity			41,556,694	(14,328,215)	27,228,479	30,510,086	(13,089,242)	17,420,844
(i)	Under US GAAP, deferred financing costs are netted against the loan.
(ii)	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalization interest is recorded as an addition to capital assets.

d)	Reconciliation of consolidated net income

For the years ended December 31

	Notes	2006	2005	2004
Net loss under Canadian GAAP		$9,478,887	$2,768,461	$2,182,459
Sales	(b)	(1,193,954)	—	—
Cost and expenses	(a) & (b)	1,536,989	—	—
Exploration and development expenditures	(a)	5,128,332	4,666,219	4,537,678
Reverse impairment charge	(a)	(4,280,000)	—	—
Reverse write-down	(a)	(438,931)	—	—
Net loss and comprehensive loss under US GAAP		$10,231,323	$7,434,680	6,720,137
Basic and diluted loss per share		$0.06	$0.06	$0.07

e)	Consolidated statements of cash flow under US GAAP

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

(iii)	In June 2006, the Financial Accounting Standards Board (‘‘FASB’’) issued FASB Interpretation No. 48, ‘‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109’’ (‘‘FIN 48’’). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109 and provides guidance on recognizing, measuring, presenting and disclosing in the financial statements tax positions that a company has taken or expected to take on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated financial statements

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

END OF NOTES TO FINANCIAL STATEMENTS

OLYMPUS PACIFIC MINERALS INC.

Consolidated Balance Sheets
Unaudited

As at Canadian dollars	June 30 2007	December 31 2006
ASSETS
Current
Cash	10,815,631	4,101,536
Accounts receivable	625,600	803,027
Prepaid expenses	414,529	900,957
Inventory (note 12)	779,891	617,043
	12,635,651	6,422,563
Long-term
Property, plant & equipment (note 6)	11,191,407	10,697,757
Mineral properties (note 3)	9,908,709	10,015,755
Deferred financing costs (note 7c)	—	695,773
Deferred exploration and development costs (note 3)	17,280,505	13,724,846
	38,380,622	35,134,131

	51,016,273	41,556,694
LIABILITIES
Current
Accounts payable and accrued liabilities	2,701,831	1,899,646
Capital lease obligations (note 11)	336,464	412,894
Loan facility (notes 2 and 5)	—	2,330,800
Asset retirement obligation (note 4)	58,047	59,173
	3,096,342	4,702,513
Long-term
Asset retirement obligation (note 4)	837,175	890,322
	837,175	890,322
	3,933,517	5,592,835
SHAREHOLDERS’ EQUITY
Share capital (note 7a)	81,745,340	66,074,507
Contributed surplus (notes 7b,c,d)	5,006,370	4,347,990
Deficit	(39,668,954)	(34,458,638)
	47,082,756	35,963,859
	51,016,273	41,556,694

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Operations and Comprehensive Loss
Unaudited

	Three month period ended June 30		Six month period ended June 30
For the periods ending June 30 (Canadian dollars)	2007	2006	2007	2006
Sales – Gold	1,640,631	—	2,759,715	—
Cost and expenses
Cost of sales	1,498,650	—	3,076,542	—
Amortization	501,167	8,234	962,066	17,611
General exploration	—	20,352	74,906	57,462
Royalty expense	17,874	20,474	39,205	20,474
Consulting fees	29,110	31,881	188,554	77,783
Office and general administrative	86,700	57,013	162,354	105,798
Investor relations and promotion	213,070	84,710	251,840	160,649
Management fees and salaries	381,862	247,170	888,227	495,827
Professional fees	236,815	114,397	356,712	158,001
Shareholders’ information	48,052	26,837	51,716	36,869
Transfer agent and regulatory fees	10,453	36,395	115,653	169,156
Travel	219,745	87,143	269,753	217,607
Stock-based compensation (note 7b)	258,448	103,370	1,080,133	279,810
	3,501,946	837,976	7,517,661	1,797,047
Other (income) expense
Interest income	(158,600)	(91,682)	(195,682)	(93,846)
Interest expense	—	—	128,879	—
Write-off of deferred transaction costs	—	—	265,488	—
Debt extinguishment costs (note 5)	54,059	—	54,059	—
Foreign exchange loss	150,320	(26,798)	199,626	(21,961)
	45,779	(118,480)	452,370	(115,807)
Loss and comprehensive loss for the period	1,907,094	719,496	5,210,316	1,681,240
Basic and diluted loss per common share	$0.01	$0.00	$0.03	$0.01
Weighted average number of common shares outstanding	188,086,252	164,088,562	176,626,086	148,823,636

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Deficit
Unaudited

	Three month period ended June 30		Six month period ended June 30
For the periods ending June 30 (Canadian dollars)	2007	2006	2007	2006
Deficit, beginning of the period	37,761,860	25,941,495	34,458,638	24,979,751
Loss for the period	1,907,094	719,496	5,210,316	1,681,240
Deficit, end of the period	39,668,954	26,660,991	39,668,954	26,660,991

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Cash Flows
Unaudited

	Three month period ended June 30		Six month period ended June 30
For the periods ending June 30 (Canadian dollars)	2007	2006	2007	2006
Operating activities:
Loss for the period	(1,907,094)	(719,496)	(5,210,316)	(1,681,240)
Items not affecting cash
Amortization	501,167	8,234	962,066	17,611
Write-off of deferred transaction costs	—	—	209,237	—
Interest expense	—	—	81,090	—
Stock-based compensation expense	258,448	103,370	1,080,133	279,810
Accretion expense	9,425	—	19,641	—
Foreign exchange (gain)/loss	(235,036)	(120,637)	(256,565)	(135,687)
Changes in non-cash working capital balances
Accounts receivable	(162,861)	(410,592)	177,427	(731,223)
Prepaid expenses	(71,028)	—	486,428	—
Accounts payable and accrued liabilities	931,641	145,041	842,856	151,372
Inventory	47,695	(56,110)	(162,848)	38,602
Cash used in operating activities	(627,643)	(1,050,190)	(1,770,851)	(2,060,755)
Investing activities:
Deferred exploration and development costs	(1,816,479)	(2,411,740)	(3,070,977)	(3,854,179)
Acquisition of property, plant and equipment	(1,052,812)	(352,748)	(1,419,559)	(447,295)
Cash used in investing activities	(2,869,291)	(2,764,488)	(4,490,536)	(4,301,474)
Financing activities:
Shares issued	634,400	160,814	12,903,649	16,606,410
Shares issued on warrants exercised	2,336,987	—	2,336,987	—
Repayment of Debt	(2,156,497)	—	(2,156,497)	2,336,000
Capital lease obligation	—	—	(76,430)	—
Share issue cost	(32,226)	(34,120)	(32,226)	(1,441,702)
Cash provided by financing activities	782,664	126,694	12,975,483	17,500,708
Increase (decrease) in cash and cash equivalents during the period	(2,714,270)	(3,687,984)	6,714,095	11,138,479
Cash – beginning of the period	13,529,901	15,231,450	4,101,536	404,987
Cash – end of the period	10,815,631	11,543,466	10,815,631	11,543,466

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

1.    Nature of Operations

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-project properties located in Central Vietnam – the Bong Mieu Gold property and the Phuoc Son Gold property and on project in the Philippines – Capcapo.

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

Change in Accounting Policies

The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

a)	Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except loans and receivables and those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively as of January 1, 2007. The adoption of Section 3855 had no effect on the Company’s financial statements except for the prospective reclassification of deferred financing costs from long-term assets to net against the loan facility as required under Section 3855.

b)	Section 1530 – Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

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

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

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

Property, plant and equipment

The Company records building, plant and equipment at cost. Buildings, plant and equipment involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized, net of residual value, using the straight-line method over three years. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives or productive capacity of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related assets.

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

Asset impairment – Long-lived assets

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows. Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

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

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

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

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period. As there is currently a loss per share, there is no dilutive effect from any of the outstanding options and warrants.

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

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

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

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

3.    Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
Phuoc Son	$6,116,904	$6,116,904	$11,395,927	$9,527,650
Bong Mieu	3,944,000	3,944,000	5,931,346	9,167,689
Capcapo	—	—	225,110	—
	10,060,904	10,060,904	17,552,383	18,695,339
Accumulated amortization(1)	(152,195)	(45,149)	(271,878)	(251,562)
Write-off(2)	—	—	—	(438,931)
Impairment charge(3)	—	—	—	(4,280,000)
Total	$9,908,709	$10,015,755	$17,280,505	$13,724,846
(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.
(2)	Write-off of $438,931 of Deferred Exploration costs relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results. This write-off took place in Q4 2006.
(3)	During fourth quarter 2006, management determined that the Bong Mieu Central mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Hogan) deferred exploration and development costs.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit) which has operated by the French from 1896 to 1941. Olympus acquired this project in 1997. Olympus owns 80% and the Company’s Vietnamese partner owns 20% of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company must pay a 3% net smelter return royalty equal to 3% of the sales price to the Vietnamese government when the gold is smelted in Vietnam and 2% royalty based on 80% of the revenues of Bong Mieu Central to Zedex Minerals Limited.

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

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

4.    Asset Retirement Obligation

	June 30, 2007	December 31, 2006
Balance, beginning of the year	$949,495	$382,509
Increase in obligation	31,245	515,545
Decrease in obligation	(22,897)	—
Foreign exchange adjustment	(82,262)	22,344
Accretion	19,640	29,097
Balance, end of the period	895,221	949,495
Current portion	58,047	59,173
Non-current portion	$837,174	$890,322

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam. The Company estimated the cost of rehabilitating the sites at US$1,141,815 over the next 10 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 5.6%

5.    Loan Facility

On June 27th, 2007 the US$2 million Non-Revolving Debt Facility (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia was repaid in full. MBL elected to exercise share purchased warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987.

6.    Property, Plant & Equipment

(in dollars)	June 30, 2007			December 31, 2006
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$835,811	$113,775	$722,036	$502,412	$47,161	$455,251
Leasehold improvements	103,005	29,514	73,491	103,005	13,333	89,672
Plant and equipment	5,963,239	761,393	5,201,846	5,613,823	281,354	5,332,469
Office equipment, furniture and fixtures	920,629	391,076	529,553	867,883	292,234	575,649
Motor vehicles	376,548	186,603	189,237	376,548	153,956	222,592
Infrastructure	2,054,976	301,441	1,753,535	2,047,585	69,855	1,977,730
Construction in progress	2,721,001	—	2,721,001	2,044,394	—	2,044,394
	$12,975,209	$1,783,802	$11,191,407	$11,555,560	$857,893	$10,697,757

7.    Capital Stock

a)    Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2006 and the six month period ended June 30, 2007.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

	Number of Shares	Amount $
Common shares, January 1, 2006	131,846,200	$49,709,671
Private placement	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment (see note 6)	3,406,758	1,174,480
Share issue costs	—	(1,663,981)
Common shares, December 31, 2006	164,678,791	$66,074,507
Private placement	21,428,571	12,000,000
Issued upon exercise of options	1,978,565	1,231,986
Issued upon exercise of warrants	5,476,092	2,394,987
Bonus common shares issued	117,060	76,086
Share issue costs	—	(32,226)
Common shares, June 30, 2007	193,679,079	$81,745,340

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The following table shows movements in contributed surplus of the Company for the six-months ended June 30, 2007 and year ended December 31, 2006.

	June 30, 2007	December 31, 2006
Balance, beginning of the year	$4,347,990	$2,656,679
Valuation of options	1,079,727	556,109
Bonus common shares issued	(38,044)	—
Valuation of warrants	—	1,445,573
Exercise options and warrants	(383,303)	(310,371)
Balance, end of the period	$5,006,370	$4,347,990

On March 19, 2007, the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000.   All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

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

b) Stock Options

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12% (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors in an individual basis at the time of granting.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

The following table provides a summary of the stock option activity for the period ended June 30, 2007 and the year ended December 31, 2006.

	June 30, 2007		December 31, 2006
	Number of Options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of the year	11,477,500	0.39	11,298,667	$ 0.37
Granted	7,100,000	0.71	1,965,000	0.45
Exercised	(1,978,565)	0.43	(1,155,833)	0.33
Cancelled/Expired	(831,600)	0.59	(630,334)	0.44
Outstanding, end of the period	15,767,335	0.52	11,477,500	0.39
Options exercisable at the end of the period	11,166,022		9,619,793

The following table summarizes information about the stock options outstanding for the six-month period ended June 30, 2007.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding As at June 30, 2007	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $	Number Exercisable As at June 30, 2007	Weighted Average Exercise Price $
$0.30-0.36	6,043,334	3.24	0.32	5,530,138	0.32
$0.40-0.45	1,840,001	2.08	0.42	1,619,248	0.41
$0.50-0.55	784,000	2.34	0.51	744,070	0.51
$0.60-0.65	3,100,000	4.69	0.65	1,428,866	0.65
$0.75	4,000,000	4.69	0.75	1,843,700	0.75
	15,767,335			11,166,022

During the six-month period ended June 30, 2007, 7,100,000 options were granted and were valued at $2,174,500 using the Black-Scholes model with the assumptions of risk-free interest rate of 3.89% and expected volatility of 83.20%. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date. The vesting periods of these options: 1/3 of the shares were vested on the date of the grant; 1/3 is vesting on July 16, 2008 and another 1/3 on July 16, 2009.

The total stock-based compensation expense recognized during the period for stock options granted in the current and prior years and that vested during the six-month period was $1,079,727 [2006 – $279,810] using the fair value method and was credited to contributed surplus.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

c)    Warrants

The following is a summary of the 1,790,000 warrants outstanding as at June 30, 2007 [2006 – 7,266,092].

Total Outstanding	Exercise Price	Expiry Date
1,790,000	$0.58	March 31, 2008

The following is a summary of the warrants exercised as at June 30, 2007

# Warrants Exercised	Exercise Price	Date Exercised
100,000(1)	$0.58	May 16, 2007
5,376,092(2)	$0.4347	June 27, 2007
(1)	On March 31, 2006, 1,890,000 warrants were issued to Paradigm Capital Inc., M Partners Inc. and CIBC World Markets Inc. in conjunction with the private placement that closed on that day. The fair value of the warrants was estimated to be $472,500 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 68% and expected time until exercise of 2 years. The amount was included as part of issue costs and contributed surplus.
(2)	On June 27th, MBL elected to exercise share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987 [note 5].

d)    Bonus Share Program

During the year ended December 31, 2006, employees who opted for their bonus to be paid in common shares will receive 191,330 common shares in 2007 of which 117,060 common shares were issued to employees in Q1 2007. On the grant date, the fair value of the incremental share award including the cash bonus was $113,224. The total compensation expense recognized for the bonus share program for the six-month period ended June 30, 2007 was $9,007.

8.    Related Party Transactions

During the three and six month periods ended June 30, 2007, the Company entered into the following transactions with related parties:

a)	Paid or accrued $18,978 and $40,207 respectively, in legal fees to a company controlled by a director of the Company as compared to $857 and $4,492, respectively, in 2006. Services are not under contract and are engaged as required.

b)	Paid or accrued $277,579 and $407,767, respectively in management fees and $103,375 and $129,153, respectively, in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2006, the Company paid or accrued $110,418 and $237,481, respectively, in management fees and $43,664 and $83,949, respectively in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.

c)	Paid or accrued $17,433 and $37,195 respectively, in royalties as compared to $4,892 for Q2 and Q2 YTD in 2006. Royalties incurred are a result of an ongoing contract with a significant shareholder.

d)	On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,528,571 at $0.56 per share with the net proceeds of $11,976,118. Of the $12,000,000 placement, $7,250,000 of common shares were purchased at $0.56 per share by significant shareholders.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.    Commitments and Contractual Obligations

As at June 30, 2007

Payments Due by Period	Total	Less than One Year	2 – 10 Years
Capital lease obligations	336,464	336,464	—
Operating leases	321,424	60,887	260,537
Purchase obligations – supplies and services	1,864,476	1,451,101	413,375
Purchase obligations – exploration and development	1,252,943	810,802	442,141
Purchase obligations – power supply	167,801	167,801	—
Asset retirement obligations	1,216,490	58,047	1,158,443
Total	$5,159,598	$2,885,102	$2,274,496

10.    Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, capital lease obligations and loan facility. The carrying amount of cash and cash equivalents, receivables and capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities. The carrying value of short-term debt approximated fair value primarily due to the floating nature of the interest rate on the loan facility.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Currency risk

The Company wss exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. These potential currency fluctuations could have an impact on expenditures, production costs and Company profitability. At present, the Company does not use derivative instruments to reduce its exposure to foreign currency risk, primarily with respect to the US dollar. The Company has a number of investments in foreign subsidiaries and joint ventures, whose net assets are exposed to currency translation risk.

A certain amount of the transactions with respect to the Bong Mieu and Phuoc Son projects are denominated in the Vietnamese Dong, which is not freely convertible into foreign currency, and there are restrictions on the removal of capital from the country. These restrictions may have an adverse impact on the Company’s ability to repatriate funds from Vietnam.

Interest rate risk

The Company was exposed to interest rate risk as interest on the variable interest rate U.S.$2.0 million loan facility fluctuated due to changes in the LIBOR market interest rates. There were no derivative instruments related to interest rates outstanding as at June 30, 2007 and December 31, 2006.

Market risk

The profitability of the operating mine of the Company is related to the market price of gold and silver. The Company does not engage in derivative instruments at present.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

11.    Capital Lease Obligation

The Company has capital leases at its Bong Mieu Central mine.

	June 30, 2007	December 31, 2006
Total minimum lease payment	$336,464	$412,894
Less: current portion	336,464	412,894
	$—	$—

12.    Inventory

	June 30, 2007	December 31, 2006
Dore Bars	$77,441	$73,047
Ore in stockpiles	128,716	76,337
Gold in circuit	47,265	18,800
Mine operating supplies	526,469	448,859
Total	$779,891	$617,043

13.    Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the ‘‘MOA’’) with Abra Mining and Industrial Corporation (‘‘AMIC’’) and Jabel Corporation (‘‘Jabel’’) which allows the Grantee (defined as the Company and ‘‘a Philippine national corporation to be identified by the Company’’) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. The property covered by the MOA (the Capcapo Property.) consists of Mineral Production Sharing Agreement (MPSA) No. 144-99-CAR (MPSA 144), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (EXPA). Jabel holds the Capcapo Property in its name and is a minority shareholder in AMIC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.

The MOA is a binding agreement that is conditional on the Company’s completion of due diligence program validate historical drilling information. Under the MOA, the parties will form a joint venture corporation (Newco) that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Property will be a royalty. Aside from the royalty, any revenues from the Capcapo Property will be received and distributed by Newco.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (Kadabra). Kadabra has an authorized and outstanding stock of PHP30,000,000.00 and is 100% beneficially owned by the Company.

Upon full exercise of the option described in the MOA, Newco will be 40% owned by Kadabra, 20% owned by a Philippine national that the Company will identify (Philco), and 40% owned by AMIC. Collectively, the 40% ownership of Kadabra and the 20% ownership of Philco in Newco represent the 60% interest in the Property that is subject of the MOA.

OLYMPUS PACIFIC MINERALS INC.

Notes to Consolidated Financial Statements (Unaudited)
June 30, 2007
All dollar amounts are in Canadian Dollars unless otherwise stated

Under Philippine law, an entity holding a MPSA must be at least 60% owned by Philippine nationals. A corporation is considered a Philippine national if at least 60% of its outstanding shares is owned by Filipinos or Philippine entities that are themselves at least 60% owned by Filipinos. Since Newco will be a co-holder of the Property, this restriction applies to Newco. However, Newco’s structure complies with this restriction because the total of Philco’s and AMIC’s shares in Newco will, upon exercise of the option, meet the minimum 60% Philippine national ownership requirement.

Further details on the MOA are as follows. Under the terms of the MOA, six months after the signing of a formal agreement, the Grantee will cause Olympus to issue common shares to AMIC with a total value of US$350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent US$3 million on exploration and development work on the Capcapo Property, the Grantee will cause the Company to issue to AMIC further common shares of the Company with a total value of US$450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance.

For the Grantee to earn a 60% interest in the Capcapo Property, a cumulative spending of US$6 million by the Grantee on exploration and development must occur by the end of the fifth year after the signing of the formal agreement. The Grantee earns a 20% interest after the first US$1 million is spent, an additional 20% interest after an additional US$2 million has been spent and an additional 20% interest after an additional US$3 million has been spent. Once the 60% interest has been earned, Newco will be formed as described above. On the other hand, if the Grantee obtains less than the 60% interest, the Grantee would proportionately share in less than 60% of the results of the joint venture.

One year after full commercial production is achieved on the Capcapo Property, the royalty mentioned above would be paid to Jabel. The royalty would be equal to either 3% of gross value of production or 6% of annual profit of Newco, as defined in the MOA, whichever is higher. The MOA also provides the Company with a right of first refusal over MPSA No. 141-99-CAR (another Jabel tenement in the vicinity) and the area of the neighbouring EXPA that is in excess of the two-kilometer radius buffer zone. If exploration results are favourable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

14.    Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

15.    Subsequent Event

On August 1, 2007, the Company filed a prospectus dated August 1, 2007, amended and restated from a short form prospectus dated July 24, 2007 filed, with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario for the offering (the ‘‘Offering’’) of units of the Company (‘‘Units’’) previously announced on June 27, 2007. The terms of the Offering were revised. The Company is offering 38,461,538 Units at a price of $0.65 for gross proceeds of $25,000,000. Each Unit will be comprised of one common share of the Company (a ‘‘Share’’) and one-half of one common share purchase warrant (‘‘Warrant’’). The Offering closed on August 10, 2007. The net proceeds from the Offering will be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

END OF NOTES TO FINANCIAL STATEMENTS