Form 20-F
period 2007-12-31
OLYMPUS PACIFIC MINERALS INC
filed 2008-03-28
CIK 1164099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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
common shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    232,377,011

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports). And (2) has been subject to such filing requirements for the past 90 days.    Yes       No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated file                   Accelerated file                   Non-accelerated file

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17                                           Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes       No

i

ii

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

artisanal mining	mining at small-scale mines (and to a lesser extent quarries) that are labor intensive, with mechanization being at a low level and basic. Artisanal mining can encompass all small, medium, large, informal, legal and illegal miners who use rudimentary processes to extract valuable rocks and minerals from ore bodies.

bitumen	known as asphalt or tar, bitumen is the brown or black viscous residue from the vacuum distillation of crude petroleum.

breccia	a rock in which angular fragments are surrounded by a mass of finer-grained material.

C-horizon soil	the soil parent material, either created in situ or transported into its present location. Beneath the C horizon lies bedrock.

concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

exploration stage	the search for mineral deposits which are not in either the development or production stage.

Form 43-101	technical report issued pursuant to Canadian securities rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. The NI 43-101 Report is prepared in accordance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects [‘‘NI 43-101’’]. The 43-101 Form sets out specific requirements for the preparation and contents of a technical report.

feasibility study	a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

grade	the metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

granodiorite	a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

gold deposit	a mineral deposit mineralized with gold

hydrothermal	the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

igneous	a primary type of rock formed by the cooling of molten material.

inferred mineral resource	that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

intrusion	intrusive-molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

mafic	igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

metallurgical tests	scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

mineral resource	a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

open pit	a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

petrology	a field of geology which focuses on the study of rocks and the conditions by which they form. There are three branches of petrology, corresponding to the three types of rocks: igneous, metamorphic, and sedimentary.

pre-feasibility study	a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining methods, in the case of underground mining, or the pit configurations, in the case of an open pit, has been established, where effective methods of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

probable reserve	the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria.

production stage	all companies engaged in the exploitation of a mineral deposit (reserve).

proven reserve	the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

qualified person	an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the Technical Report; and is a member or licensee in good standing of a professional association.

reserve	that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of ‘‘ore’’ when dealing with metalliferous minerals such as gold or silver.

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface.

shear	a tabular zone of faulting within which the rocks are crushed and flattened.

stratigraphic units	sequences of bedded rocks in specific areas.

strike	the direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.

thrust fault	a particular type of fault, or break in the fabric of the Earth’s crust with resulting movement of each side against the other, in which a lower stratigraphic position is pushed up and over another. This is the result of compressional forces.

trenching	the surface excavation of a linear trench to expose mineralization for sampling.

vein	a tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams
1 kilometre (km)	= 1,000 meters

PART I

ITEM 1:	Identity of Directors, Senior Management and Advisors

Not applicable.

ITEM 2:	Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3:	Key Information

3A.	Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended December 31, 2003-2007 prepared in accordance with Canadian generally accepted accounting principles (‘‘Canadian GAAP’’), which differ substantially from United States generally accepted accounting principles (‘‘US GAAP’’). Reference is made to Note 16 to the audited financial statements for the years ended December 31, 2007, 2006 and 2005 in ‘‘Item 17. Financial Statements’’ for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report on Form 20-F.

Table No. 1:    Selected Financial Data

(CAD$)	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
CANADIAN GAAP
Revenue	6,996,257	1,644,040	Nil	Nil	Nil
Income (Loss) for the Period	(8,941,689)	(9,478,887)	(2,768,461)	(2,182,459)	(1,350,509)
Basic Earning (Loss) Per Share	(0.04)	(0.06)	(0.02)	(0.02)	(0.02)
Diluted Earnings (Loss) per Share	(0.04)	(0.06)	(0.02)	(0.02)	(0.02)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Period-end Shares	232,377,011	164,678,791	131,846,200	97,748,660	81,341,526
Cash	26,656,146	4,101,536	404,987	5,597,628	5,975,181
Working Capital	25,342,329	1,720,050	(1,862,041)	717,921	4,991,885
Mineral Properties	9,818,923	10,015,755	10,060,904	10,060,904	4,848,605
Deferred Development and Exploration	21,707,466	13,724,846	13,089,242	8,375,473	3,837,795
Long-term Liabilities	721,686	890,322	351,428	1,231,119	36,384
Capital Stock	104,159,423	66,074,507	49,709,671	38,749,225	32,330,552
Shareholders’ Equity	67,241,595	35,963,859	27,386,599	18,105,269	13,691,021
Total Assets	71,650,159	41,556,694	30,510,086	24,418,374	14,965,364
US GAAP
Net Income (Loss)	(16,924,309)	(10,231,323)	(7,434,680)	(6,720,137)	(2,385,282)
Income (Loss) Per Share – basic and diluted	(0.08)	(0.06)	(0.06)	(0.08)	(0.04)
Mineral Properties	9,781,423	9,978,255	10,060,904	10,060,904	4,848,605
Deferred Development and Exploration	Nil	Nil	Nil	Nil	Nil
Shareholders’ Equity	45,417,297	22,122,181	14,297,357	9,729,796	9,853,226
Total Assets	49,825,861	27,228,479	17,420,844	16,042,901	11,127,569

In this Annual Report on Form 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CAD$).

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

Table No. 2:    U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
February 2008	—	1.0199	0.9711	0.9844
January 2008	—	1.0369	0.9851	1.0038
December 2007	—	1.0250	0.9756	0.9913
November 2007	—	1.0020	0.9066	1.000
October 2007	—	1.0012	0.9440	0.9447
September 2007	—	1.0583	0.9913	0.9948
Fiscal Years Ended:
12/31/2007	1.0748	—	—	0.9913
12/31/2006	1.1341	—	—	1.1528
12/31/2005	1.2115	—	—	1.1656
12/31/2004	1.3017	—	—	1.2034
12/31/2003	1.4008	—	—	1.2923

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At March 26, 2008, one U.S. dollar, as quoted by Reuters and other sources at 12 P.M. Eastern Time for New York foreign exchange selling rates, equalled $1.0180 in Canadian dollars (Source: Federal Reserve Bank of New York).

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons For The Offer And Use Of Proceeds

Not Applicable.

3D.	Risk Factors

The Company faces risk factors and uncertainties including the following general description of significant risk factors:

•	Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to located and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit is commercially viable in Vietnam or Philippines depends on a number of factors, including, but not limited to the following factors that are applicable to our properties: particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•	Because We Have Primarily Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business: Even though the Company has produced and sold 9,198 ounces of gold for the year ended December 31, 2007, the Company is still primarily an exploration Company. The Company had an accumulated deficit of $43,400,327 as at December 31, 2007. With ongoing cash requirements for exploration, development and new

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

•	We Will Not Be Able to Insure Against All Possible Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, namely typhoon season in Vietnam. None of our properties are in a flood or earthquake zone. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

•	Commodity Price Fluctuations — if the Price of Gold Declines, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below our cost to produce gold, our properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•	We May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•	If We do Not Comply with All Applicable Regulations, We May be Forced to Halt our Business Activities: Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses

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

•	If We Are Unable to Obtain and Keep in Good Standing certain Licenses, We will be Unable to Explore, Develop or Mine any of our Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence. Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property. Without all the appropriate licenses, our activities could not occur. Our application for an exploration license for Bong Mieu is in progress. Currently, the Company is engaging in exploration activities under the Bong Mieu investment license. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining the new or amended mining license. If we do not obtain needed exploration licenses, this could limit our ability to mine new additional areas and therefore negatively impact production and profitability of the Company.

•	If We Do Not Make Certain Payments or Fulfill Other Contractual Obligations, We May Lose Our Option Rights and Interests in Our Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on the Company.

•	Title to Assets Can Be Challenged or Impugned Which Could Prevent Us From Exploring, Developing or Operating at any of our Properties: There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•	Political and Economic Instability In Vietnam or the Philippines Could Make it More Difficult or Impossible, for Us to Conduct Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in that country. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude or community relations in that country may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted.

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

such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares. As at December 31, 2007, the Company has issued 232,377,011 of outstanding common shares. As at December 31, 2007, there were 42,988,999 securities issuable in the future under outstanding options, compensation options, warrants, bonus shares under signed agreements. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•	In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Activities: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, an negative impact on our ability to conduct our activities and could cause a decline in profitability of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with the Chief Executive Officer, President, Country Manager and Chief Financial Officer.

•	Our Management May Not Be Subject to U.S. Legal Process Making it More Difficult for Investors to Sue Them: The enforcement by investors of civil liabilities under the United States federal securities laws may not be possible by the fact that all of our officers and directors are neither citizens nor residents of the United States. U.S. stockholders may not be able to effect service of process within the United States upon such persons. U.S. stockholders may not be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal securities laws. Appropriate foreign courts may not be able to enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws. The appropriate foreign courts may not be able to enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws. However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.

•	Management May Be Subject to Conflicts of Interest Due to Their Affiliations with Other Resource Companies: Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

•	We used a Pre-Feasibility Study and did not Complete a Feasibility Study Before Making our Decision to Place the Ho Gan Mine into Production: The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that we may attempt to mine in the future. It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report

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

•	The Company Conducted only Limited Drilling on its Bong Mieu Property so its Decision to Place the Ho Gan Mine into Production May be Based upon Incomplete Information: The Company conducted a limited amount of drilling before making its decision to place the Ho Gan Mine into production. As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate. Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may be based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

•	Because the Company’s Testing of its Mining Process at the Ho Gan Mine was Limited to Small Pilot Plant and Bench Scale Testing, it may be Unable to Obtain the Expected Metallurgical Recoveries when It Scales Up its Operations, Rendering the Project Unprofitable: Before the Company placed the Ho Gan Mine into production, it built a pilot plant and conducted bench scale testing. A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore. Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Ho Gan Mine. The mine commenced limited operations in 2006, pouring its first gold bar in March 2006. At that time, it was determined that the mining process had to be reconfigured. Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals. The current ore throughput at the mine is approximately 500 tons per day. The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

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

On November 23, 2006, the Company signed a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the ‘‘MOA’’) with Abra Mining and Industrial Corporation (‘‘AMIC’’) and Jabel Corporation (‘‘Jabel’’) that allows the Grantee (defined as the Company and a Philippine national corporation to be identified by the Company) to acquire an option to earn a

60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. The Capcapo Property consists of a Mineral Production Sharing Agreement (‘‘MPSA’’) No. 144-99-CAR (‘‘MPSA 144’’), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (‘‘EXPA’’). Jabel holds the Property in its name and is a minority shareholder in AMC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.

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

Under the MOA, once the due diligence procedures are complete with the drilling information being validated and a formal agreement is signed, a cash payment of U.S.$200,000 will be made by the Grantee to AMIC to be funded by the recent August 10, 2007 share placement with gross proceeds of $25,000,000. Six months after the signing of the formal agreement, the Grantee will issue Olympus common shares to AMIC with a total value of U.S.$350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent U.S.$3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of Olympus with a total value of U.S.$450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of U.S.$6 million by the Grantee on exploration and development must occur by the end of the 5th year after the signing of the formal agreement. The Grantee earns a 20% interest after the first U.S.$1 million is spent, an additional 20% interest after an additional U.S.$2 million has been spent and an additional 20% interest after an additional U.S.$3 million has been spent. Once the 60% interest has been earned, a new joint venture company (‘‘NEWCO’’) would be formed of which the Grantee would hold a 60%. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO, as defined in the agreement, whichever is higher.In order to make the required cash payments and exploration and development expenditures if the formal agreement is signed, the Company intends to raise funding through equity issuance. Approximately $2.5 million of the August 10, 2007 share placement has been allocated to be used for the Capcapo exploration program. If exploration results are favorable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

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

On September 21, 2007, the Company announced that it has completed its due diligence at Capcapo. During the next phase at Capcapo, the Company will complete formal joint venture documentation as well as fulfilling its legal, social and community responsibilities through the terms of the National Commission on Indigenous People. The Company was informed that an objection to exploration activities had been lodged with the National Council of Indigenous Peoples relating to the Capcapo area. A campaign of Community Consultation in accordance with Philippine laws was started in the fourth quarter of 2007 that must be resolved before a full exploration campaign can commence in 2008. Refer to Item 3D for list of risk factors.

We have spent $678,541 on this project which has been capitalized to deferred exploration and development costs on the balance sheet.

In July, 2007, the Company signed a Framework of Laos and Cambodia Joint Venture Agreement with Zedex covering exploration activities in Laos and Cambodia. Refer to Exhibit 3. 26. As this joint venture is in the early stages of set-up, there has been minimal activity in 2007 and there is minimal budgeted expenditures anticipated in 2008.

The Company’s executive office is located at:
        Suite 500 – 10 King Street East
        Toronto, Ontario, M5C 1C3
        Canada

The Company’s registered and records office is located at Suite 500, 10 King Street East, Toronto, Ontario, Canada. Its telephone number is (416) 572- 2525.

The Company has financed its operations through the financings listed in the table shown below. All placements were made in Canada.

Table No. 3:     Financings

Fiscal Year	Nature of Issuance	Number of Shares	Capital Raised
December 31, 2000	Private Placement(1)	6,625,000	$1,840,000
December 31, 2001	Private Placement(2)	10,964,500	$3,944,000
December 31, 2002	Nil	Nil	Nil
December 31, 2003	Private Placement(3)	21,163,459	$6,832,063
December 31, 2004	Private Placement(4)	Nil	Nil
December 31, 2005	Private Placement(5)	32,645,000	$11,063,500
December 31, 2006	Private Placement(6)	27,000,000	$15,660,000
December 31, 2007	Private Placement and Public Offering(7) (8)	60,106,503	$37,153,601

Notes:

(1)	In 2000, the Company raised a total of $1,840,000 through two separated financings:
(i.)	In March 2000, 4,500,000 units were sold for $0.22/unit. Each unit was comprised of one common share and one two-year share purchase warrant entitling the holders to acquire up to 4,500,000 shares at $0.30/unit during the first year and at $0.40/unit during the second year;
(ii.)	In August 2000, 2,125,000 common shares were issued at $0.40/share to various holders.
(2)	In 2001, the Company completed three financings and raised a total of $3,944,000:
(i.)	In February, 1,200,000 units were sold for $0.60/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.75/warrant for a one-year period, and $1.00/warrant for the second year;
(ii.)	In July, 552,000 units were sold for $0.50/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.65/warrant for a one-year period, and $1.00/warrant for the second year;
(iii.)	In December, 9,212,500 units were sold for $0.32/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.32.
(3)	In 2003, a total placement, raising $6,832,063 was completed in three closings:
(i.)	In February, 1,562,750 units were sold for 0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period;

(ii.)	In March, 3,267,500 units were sold for $0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.50/warrant for a one-year period;
(iii.)	In October, 16,333,209 units were sold for $0.30/unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period and thereafter at a price of $0.50/unit for a one-year period.
(4)	On June 29, 2004, the Company closed a ‘‘Vend-In Agreement’’, whereby it acquired the remaining 42.82% interest in the NVMC joint venture. The acquisition resulted in the issuance of 13,483,133 common shares of the Company of which Zedex received 3,205,467 shares and Ivanhoe received 10,277,646 shares. No capital was raised in this transaction.
(5)	In 2005, a total placement, raising $11,063,500 was completed in two closings:
(i.)	In January, the Company closed a $5,080,000 private placement with Dragon Capital Markets Limited (‘‘Dragon Capital’’) by issuing 12.7 million common shares priced at $0.40/unit. In consideration for its service, Dragon Capital was paid a finders’ fee of US$261,471 and was granted 1,270,000 warrants exercisable at $0.40/unit for a period of one year from the date of closing;
(ii.)	In September, the Company received $5,983,500 from the closing of a private placement and issued 19,945,000 common shares priced at $0.30/share.
(6)	On March 31, 2006, a private placement closed where the Company issued 27,000,000 shares at $0.58 raising $15,660,000.
(7)	On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772. All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are being used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.
(8)	On August 10, 2007, the Company closed an offering (the ‘‘Offering’’) of units of the Company (‘‘Units’’) for aggregate gross proceeds of $25,000,000 (the ‘‘Closing’’). Pursuant to the Offering, the Company issued and sold a total of 38,461,538 Units at a price of $0.65 per Unit. Each Unit is comprised of one common share of the Company (a ‘‘Share’’) and one-half of one common share purchase warrant (‘‘Warrant’’). Each whole Warrant will be exercisable at $0.80 until August 10, 2009. The Company granted the Agents an over-allotment option (the ‘‘Over-Allotment Option’’) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (‘‘Additional Shares’’) at a price of $0.62 per Additional Share and up to an additional 2,884,615 Warrants (‘‘Additional Warrants’’) at a price of $0.06 per Additional Warrant, for further gross proceeds of up to $3,750,000, if exercised in full. In consideration for their services, the Corporation paid a fee of $1,500,000 to the Agents (equal to 6% of the gross proceeds realized from the sale of Units). The Agents were also granted non-transferable options (the ‘‘Compensation Options’’) to acquire 2,307,692 Units (each an ‘‘Agents’ Unit’’) (equal to 6% of the number of Units issued pursuant to the Offering). Each Compensation Option is exercisable to acquire one Agents’ Unit at $0.65 until August 10, 2009. Each Agent’s Unit consists of one common share of the Company and one-half of one common share purchase warrant (‘‘Agents’ Warrants’’). Each whole Agents’ Warrant will be exercisable to acquire one common share of the Company (a ‘‘Agents’ Warrant Share’’) at a price of $0.80 per Agents’ Warrant Share until August 10, 2009. On September 7, 2007, the over-allotment option granted to the agents in connection with the Company’s public offering of units (the ‘‘Offering’’), was exercised in respect of 216,394 common shares (‘‘Additional Shares’’) at a price of $0.62 per Additional Share and 323,947 warrants (‘‘Additional Warrants’’) at a price of $0.06 per Additional Warrant, resulting in additional gross proceeds of $153,601. Each whole Warrant will be exercisable at $0.80 until August 10, 2009. The partial exercise of the over-allotment options brings the aggregate gross proceeds to the Company under the Offering to $25,153,601. The net proceeds from the Offering are being used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

The Company does not have an agent in the United States.

Capital Expenditures

The table below shows the historical capital balances:

As at December 31	Capital Assets, Mineral Properties and Deferred Exploration and Development Costs
2000	$11,304,325
2001	11,241,723
2002	7,830,889
2003	8,735,520
2004	18,618,467
2005	29,600,068
2006	35,134,131
2007	42,620,952

4.B	Business Overview

General

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) is an international mining exploration and development company focused on the mineral potential of Vietnam and the Southeast Asia. The Company is a public company listed on the TSX Exchange under the trading symbol OYM since April 3, 2006 (on the TSX Venture prior to April 3, 2006), and the Frankfurt Stock Exchange under the trading symbol OP6 and trades on the over the counter bulletin board in the United States under the symbol OLYMF since March 5, 2008. Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies New Vietnam Mining Corporation and Bong Mieu Gold Mining Corporation and maintains an office in Danang in central Vietnam.

The Company’s two most advanced properties, covered by investment licenses, are the 70 square km Phuoc Son Gold property and the 30 square km Bong Mieu Gold property. About half of the Phuoc Son 70 km square is not available for exploration at this stage. Both properties are located in central Vietnam along the Phuoc Son-Sepon Suture that hosts such world-class deposits as the Sepon deposit of Oxiana Limited that is about 150 km to the west of the Company’s two properties. The Bong Mieu and Phuoc Son Gold properties are approximately 74 km apart. Proven and probable reserves exist for the Bong Mieu Central Gold Mine. In 2005 and 2006, the Company constructed a pilot plant at the Company’s Bong Mieu Central Gold Mine.

Exploration work to date has resulted in one new significant discovery in the Bong Mieu East area (Thac Trang) as well as a number of new, surface showings. In addition, further exploration will be required to define the extent of the deposits in several directions. Based on results of the exploration work completed to date, management believes the potential for additional discoveries and resource expansion at the Bong Mieu property is positive. Underground evaluation studies are continuing at the Bong Mieu Underground mine, located within one km of the operating Bong Mieu Central plant site.

The Phuoc Son Gold property is located in central Vietnam, 74 km away from the Bong Mieu Gold property. The property hosts over 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property. Phuoc Son Gold Mining Company has been granted a Mining Licence by the Government of Vietnam to mine and develop its Dak Sa Deposits (North and South Deposits). The Mining Licence was the last major permit required prior to proceeding with development and production. All major environmental approvals have been received. Exploration work to date has defined the ‘‘productive’’ Dak Sa zone, which contains the two deposits, North and South Deposits, over a minimum length of approximately five km. Evaluation of the large Phuoc Son land package continues to reinforce the potential of the overall property to host new deposits which could be mined in conjunction with the anticipated Dak Sa operation or have potential to be stand alone deposits.

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

Since Vietnam is now a member of the World Trade Organization (‘‘WTO’’), foreign companies under the terms of WTO membership, are expected to be treated on an equal basis as Vietnamese companies. Refer to the discussion under Item 5A for further details.

4C.	Organizational Structure

(1)	Following the grant of an investment license Phuoc Son Gold Company Limited was formed with Mien Trung Industrial Company holding 15% and NVMC holding 85%.
(2)	BM Holdings was deregistered in Thailand due to non-filing. BM Holdings was reinstated on November 5, 2007 by the Thai government.
(3)	Presently non-operating.

4D.	Property, Plant and Equipment

General

Olympus is exploring the Phuoc Son property for primary gold deposits. The Phuoc Son property is located in the western highlands of Quang Nam Province, in central Vietnam, some eight km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km southwest of the costal city of Da Nang, the fourth largest city in Vietnam. The South and North Deposits (formerly Bai Dat and Bai Go), which comprise the Dak Sa Underground project, lie about one km apart. Once these deposits are developed and constructed into mines, they would share the same infrastructure and eventually be connected by an underground tunnel. The property is covered by a 30-year Investment Licence covering 70 square km granted in October 2003. About half of the 70 square km area is not available for exploration at this stage. A five-year Mining Licence has been granted over the South and North deposits. The five year Mining License is renewable and amendable. The elevation of the project area ranges between 400 and 800 metres above sea level. Olympus owns 85% and the Company’s Vietnamese partner owns 15% of the Phuoc Son Gold Project.

The Company holds Mining and Investment Licences covering 30 square km within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit — Ho Gan), Bong Mieu East (a potentially open-pittable deposit) and Bong Mieu Underground (an underground deposit) that was operated by the French from 1896 to 1941. Olympus acquired this project in 1997. Olympus owns 80% and the Company’s Vietnamese partner own 20% of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, with commercial gold production starting in the fourth quarter of

2006. Current ore throughput at Ho Gan pilot plant is about 500 tons per day. Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation. The main equipment utilized at the Bong Mieu Central open pit mine includes the following: ball mills, generators, assay lab equipment, lab flotation cell, crusher/conveyor system and Gekko Gold processing plant. The general manpower requirement at Bong Mieu is approximately 367 workers on average. Processing plant and lab maintenance routinely occurs with the operations.

Schedule of Investment Licenses

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	BMGMC	IL 140/GPDC2	30 Sq Km	Granted	5/3/91	25 years	5/3/2016
2. Phuoc Son	PSGC	IL 2355/GP	70 Sq Km	Granted	20/10/2003	30 years	20/10/2033

Schedule of Mining Licenses

PROJECT	MINE	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	Ho Gan	BMGMC	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017
Bong Mieu	Nui Kem	BMGMC	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017
Bong Mieu	Ho Ray	BMGMC	Proposed new MLA	Not yet defined	Proposed	—	—	—
2. Phuoc Son	Dak Sa	PSGC	ML116/GP-BTNMT	To be amended	Granted	23/1/2006	3 years	23/1/2009
Schedule of Exploration License
Phuoc Son		PSGC	EL 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010

Schedule of Certificates

Company	Type of Certificate	Date Granted	Term	Expiry Date
Bong Mieu Gold Mining Company	Gold export certificate	November 27, 2007	~ 1 year	Dec 31, 2008
Bong Mieu Gold Mining Company	Land Use Certificate	October 9, 1993	25 years	September 2017

Schedule of Exploration Tenements (Applications)

PROJECT	E.L. REG. #	REG. HOLDER
1. Phuoc Son	67/GP-BTNMT	PSGMC
2. Bong Mieu	—	BMGMC
3. Capcapo	MPSA#141, EXPA#085	AMIC
4. Khau Pum	—	OPVL
5. Phuoc Thanh	—	NVMC
6. Phuoc Thanh	—	PSGC
7. Sanakham	MEAPA	OYM

4D.1    Phuoc Son Gold Property

Olympus Pacific currently holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (‘‘NVMC’’), entered into a joint venture with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (‘‘PSGC’’). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in the PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest. Total invested capital is estimated to be approximately U.S.$10 million dollars, although actual costs incurred could differ from this estimate. If any party fails to contribute, by way of debt or equity, in proportion to its participating interest or defaults on any other substantial obligation under the agreement and such default is not rectified within 60 days of notice of default, the non-defaulting party can terminate the agreement or serve notice on the defaulting party which would result in the participating interest of each party being recalculated and adjusted based on the percentage of debt and equity contributed by each party when compared to the total debt and equity contributed by both parties.

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

At Phuoc Son, the Company holds an investment license covering a 70 square km area and a mining license on the Dak Sa deposits. About half of the 70 square km area is not available for exploration at this stage. The Dak Sa Underground Project is currently comprised of two deposits, the North (Bai Go) and South (Bai Dat) deposits.

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

On March 7, 2007, the Company released updated resource estimates for Phuoc Son incorporating the results of drilling up to October 2006. On January 15, 2008, the Company released updated resource estimate for Phuoc Son incorporating the results of drilling up to October, 2007. Exploration work to date has defined the ‘‘productive’’ Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open. The potential for additional discoveries and continued resource expansion in 2008 are considered positive.

Phuoc Son Gold Company Limited has entered into a contract, dated June 11, 2007, with Gaet Company — Ministry of Defense for the supply of explosives and blasting accessories to be used at the Dak Sa property. Phuoc Son Gold Company Limited entered into a contract, dated May 31,

2007, with Intergeo Division for drilling services with an estimated value of US$800,000. The contract stipulates the US dollar per meter rate for drilling activities.

(a)    Property Description and Location

The Phuoc Son Gold property, is located in the western highlands of Quang Nam Province, in central Vietnam, some 8 km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km (140 km by road) southwest of the coastal city of Da Nang, the fourth largest city in Vietnam (see Figure 1).

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

On January 23, 2006, a Mining License application was granted over the South and North deposits. The Mining License allows the Phuoc Son Gold Company Ltd. within a 3.5 year period from date of grant to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will need to obtain an extension on the Mining License as the 3.5 year period will be inadequate for construction and mining. The Company is in the process of obtaining the construction license and the import license for mining equipment for the Phuoc Son Gold property. In January 2008, PSGC obtained a new exploration license with a term of two years which will allow exploration activities in the specified areas. Under the Vietnamese law, an exploration license is required to get a newer amended mining license. Refer to risks outlined under Item 3D.

Figure 1 shows the location of the property.

Figure 2 shows the location of these deposits and the principal facilities on the property.

THUA THIEN - HUE
HAI VAN PASS
SON TRA
DA NANG
HOA VANG
EASTERN SEA
LAOS
DIEN BAN
HOI AN
DAI LOC
HIEN
DUY XUYEN
HA LAM
THANH MY
QUE SON
THANG BINH
NAM GIANG
TAN AN
TAM KY
HIEP DUC
TIEN PHUOC
KHAM DUC
PHUOC SON
BONG MIEU
TRA MY
QUANG NGAI
KON TUM
CHINA
HANOI
Hai Phong
VIENTIANE
THAILAND
CAMBODIA
PHNOMPENH
Hue
Da Nang
Nha Trang
Ho Chi Minh City
LEGEND
Capital
City
Town
District center
DIEN BAN
District
National boundary
Provincial boundary
District boundary
National road
Provincial road
Railway
(IV) NVM Corp 1955/QD-DCKS Exploration licence
(V) NVM Corp 1953/QD-DCKS Exploration licence
0 5 25
Kilometres

Figure 1. Phuoc Son Gold Property

BAI GO UNDERGROUND MINE
N
BAI DAT UNDERGROUND MINE
TAILINGS DAM
PLANT SITE
GENERAL SITE ARRANGEMENT
DAKSA MINE - PHUOC SON PROJECT

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

Nearby communities include Phuoc Duc Commune (population ~1,990) and Kham Duc District Town (population ~6,560), where Olympus has its local headquarters. Although Kham Duc has a district hospital with out-patient facilities and limited trauma casualty facilities, health care and education facilities are considered inadequate, with a distinct division in the standard of services and socio-economic opportunity available to ethnic minorities.

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

As at December 31, 2003, accumulated deferred exploration costs were $3,320,716 and mineral properties was $904,605 for the Phuoc Son Gold Property

2004 Work

In 2004, deep C-horizon soil geochem, ground magnetic and radiometric surveying were completed at the South Bai Cu, Round Hill, Ca Creek, Dak Sa, North Dak Sa, Bai Gio East, Bai Gio North, Hoa Son, K7 East and Tra Long prospects. A small orientation SP (self potential geophysics), program was completed at Nui Vang prospect. Geological mapping was conducted at Dak Sa, Quartz Creek, South Bai Cu, Round Hill, K7 and Ca Creek prospects. A BLEG and stream sediment sample program was completed over the northern section of the Phuoc Son Investment Licence not covered by previous surveys. Diamond drill programs were carried out at Bai Cu (4 holes), Bai Chuoi (one hole), Round Hill (5 holes), Nui Vang (3 holes), K7 (3 holes), Bai Gio North (6 holes), and Khe Rin (7 holes), prospects. Two metallurgic drill holes were completed at Dak Sa — South Deposit (one hole), and North Deposit (one hole). A geophysical consultant from Canada visited the property and filtered/processed all previous magnetic data to facilitate improved anomaly resolution. Based on favorable results, exploration continued into 2005. During the year ended December 31, 2004, $1,095,335 was incurred on mineral properties for the Phuoc Son Gold Property, excluding the impact of the Vend− In transaction described in Item 4.D.1.

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

2006 Work

As of December 31, 2006, the Company has completed 63 drill holes totalling approximately 11,330 metres, mainly focusing on the: North (Bai Go) Deposit, South (Bai Dat) Deposit and other exploration holes on assorted priority targets in the Dak Sa area. These ongoing exploration activities resulted in additional positive drill results at Phuoc Son. Over the course of 2006, the North Deposit has been significantly enlarged and now extends in excess of 900 metres in a north-south orientation. The drilling has also confirmed that the deposit remains open for further expansion. In April 2006, resource estimates were updated internally by qualified persons using the original resource estimates audited by engineering firm, Watts Griffis and McOuat [‘‘WGM’’] as a base document. The April 2006 update was on the North Deposit ore body, incorporating the results of drilling to March 31, 2006. An in-house technical report has been completed with respect to the North and South Deposits. An engineering firm has been selected to complete an independent review of this technical report that would result in an issuance of a Form 43-101 Compliant Independent Technical Report. The Form 43-101 evaluates the economics of mining the property and defines the mineral reserves and mineral resources. This Technical Report would include a further update of reserves and resources at Phuoc Son, reflecting the continued positive drill results we have experienced in 2006. During the year ended December 31, 2006, deferred exploration and development costs of $2,458,242 were incurred for the Phuoc Son Gold Property.

2007 Work

On January 15, 2008, the Company released updated resource estimates and exploration results at Dak Sa (VN 320). The Measured and Indicated [‘‘M & I’’] resources, based on drilling up to October 2007, stands at 600,260 tonnes at an average grade of 10.95 g/t for 211,325 ounces of gold. The M & I total is comprised of Measured resources of 157,450 tonnes, grading 13.06g/t and Indicated resources of 442,810 tonnes, grading 10.2g/t. Additional resources of 425,610 ounces are contained within the Inferred category (1,955,400 tonnes at 6.77 g/t). Refer to the technical report ‘‘Preliminary Assessment of the Phuoc Son Project’’ dated December 2007 posted on www.sedar.com (under the Company’s filings) for further details.

During the year ended December 31, 2007, deferred exploration and development costs of $5,064,000, were incurred for Phuoc Son Gold Company.

Year to date as at December 31, 2007, the drilling program at Phuoc Son has completed 11,170 meters in 37 drill holes. Current drilling is focused on the north-extension of the Dak Sa shear zone, which is one of several large mineralized fault/shear structures being explored within the Phuoc Son property. The goal of the on-going drilling and underground mine development is to indicate the continuity of mineralization between North and South deposits, as well as result in an increase of further mineable resources within the north-extension. The current drilling program is extending the known mineralization of Dak Sa structure to the west and down-dip of the limits of NI 43-101 resources in both the north and south sectors of the deposit. The current North-Extension drilling program has so far extended the Dak Sa mineralized structure for more than 800 metres beyond the previously defined limit of NI 43-101 resources in the North Deposit. The total strike length of the Dak Sa shear zone is now well over 2 km.

The Dak Sa Underground Project (VN320) is currently comprised of the South (Bai Dat) and North (Bai Go) deposits which lie about one kilometer apart. The northern area of the future mine will be accessed from the southern area by underground development. During 2007, the following work was completed or in progress:

•	145 meters of the main access decline was developed. The initial ore intersection will be a further 80 meters.

•	The exhaust portal was constructed and 45 meters of the exhaust ramp was developed.

•	Surface Site earthworks for the development work were completed.

•	Construction and asphalting of the road to magazine were completed.

•	A nine kilometer road access to site was completed

•	Explosive magazine facility was licensed and commissioned.

•	Water service lines were installed.

•	Surface fans were installed and commissioned.

•	Cement work (grouting) was completed at sheared zone to prevent water inflow.

•	Accommodation arrangements were completed to house the existing staff.

An independent assessment of the Company’s inhouse scoping study is underway for the project.

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

North Deposit (Bai Go)

The North Deposit is some 1000 m north of the South Deposit on the Dak Sa zone. Overall, the North Deposit quartz vein system has widths of up to 32 m. The Au-Ag-Pb-Zn mineralization is primarily fracture controlled in quartz. Drilling has delineated a central high-grade zone. The 2006 drilling at the North Deposit has returned results nearly extending the strike length of the North Deposit to over 900 metres and confirming that the deposit mineralization remains undefined further to the north and south. Ongoing drilling in 2007 will focus on continuing to enlarge the deposit as well as bringing the currently outlined exploration extensions to mineral resource status.

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

Summary of Phuoc Son Gold Project Mineral Resource Estimates:(1)(2)

Measured & Indicated Mineral Resources

Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	157,450	13.06	66,110
Indicated	442,810	10.2	145,215
Total Measured plus Indicated Resources	600,260	10.95	211,325

Additional Resources* (Inferred resources are in addition to measured and indicated resources)

Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Total Inferred	1,955,400	6.77	425,610

Notes:

(1)	Employed a lower 3.0 g/t grade cutoff. These Resource estimates were prepared by Olympus in October 2007 and validated by Terra Mining Consultants and Stevens and Associates (‘‘TMC/SA’’) in October 2007 and were prepared in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. Prior resources were audited by Watts, Griffis and McOuat Limited (‘‘WGM’’) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled ‘‘A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam’’ by WGM can be found in the Company’s filings at www.sedar.com. A copy of the report titled ‘‘Preliminary Assessment of the Phuoc Son Project in Quang Nam Province, Vietnam’’, dated December, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.
(2)	The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’). The NI 43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (‘‘SEC’’) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7. There are also uses of the terms ‘‘indicated resources’’ and ‘‘inferred resources’’. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

4D.2	Bong Mieu Gold Property

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

Production at the Bong Mieu Central plant (VN220) has steadily improved since commercial production began in October 2006 as a result of improved throughput levels, grades, and recoveries. Ongoing improvements have been made to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007; and in the first and second quarter of 2007, installation of a third detoxification tank and absorption tank to scavenge gold in solution from the leach tails. The plant has been producing, on average, approximately 1,000 ounces per month since July 2007.

Mill throughput fell three percent in the fourth quarter of 2007 compared to the third quarter of 2007 due to a ball mill motor failure, power outages, and high levels of rainfall in October 2007. Recoveries were also lower in the fourth quarter due to changes in the ore type being processed. As a result of lower throughput and recoveries in the fourth quarter 2007, gold production was 8.6 percent lower than the third quarter of 2007. A total of 9,198 ounces of gold were sold for proceeds of US$6,514,000 during 2007.

The plant was designed as a gravity/sulphide flotation circuit and the main cause of the fluctuating recovery is a result of the degree of oxidization in the ore feeds. Oxidized ores do not float well and reduce recovery. To mitigate this problem, the mine has blended the ore to obtain a higher recovery. The Company also plans to install a Falcon concentrator in early 2008 to help improve recoveries. It is anticipated that, in the future, the tails will be reworked.

The carrying value of the mineral property and rights and deferred development costs related to the Bong Mieu Central (Ho Gan) mine, is about $1.1 million and nil respectively, as at December 31, 2007, and the carrying value of the property, plant, equipment and infrastructure for the Bong Mieu (Ho Gan) Central mine is approximately $6.8 million. Current ore throughput at Ho Gan to date is about 500 tons per day. Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.

At Bong Mieu Underground (‘‘BM Underground’’), an underground deposit mined in the 1940s, is fully permitted to mine and is located within one kilometre of the BM Central plant.

Exploration work to date has resulted in one new significant discovery in the Bong Mieu East area (Thac Trang), a number of new, previously unexplored surface showings and indicated that all existing deposits remain undefined in several directions. Based on exploration results between 2004 to 2007, the potential for additional discoveries and resource expansion at the Bong Mieu property is considered excellent.

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

The investment license, No: 140/GP dated March 5, 1991, permits two parties namely: MIDECO, a Vietnamese Company, and Covictory Investment Limited (‘‘CIL’’), based in Australia, to establish a joint venture in Vietnam named Bong Mieu Gold Mining Co. Ltd. (‘‘Bogomin’’). The joint venture has a term of 25 years starting from the date of issuance of the investment license and after 25 years, an application can be made for extension. The joint venture was to have investment capital of $13,200,000 and legal capital of $1,000,000, with MIDECO contributing $200,000 cash or ‘‘in-kind’’ being 20% of legal capital and CIL contributing the equivalent of $800,000 in foreign currency, equipment and expenditures to Bogomin. Bogomin is exempt from import duties for all materials, equipment and spare parts imported by Bogomin and the product of Bogomin is licensed for export and sale in Vietnam. Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, pay specified rent of US$200 per hectare per annum for land, remit corporate profit tax equal to 18% of profits for the first five years of profit (after five years the tax rate will be determined but will not exceed 25%); however, Bogomin is exempt from corporate profit tax for the first two profit-making years. The joint venture profits shall be shared as follows: 10% for MIDECO, 10% for MINCO and 80% for CIL. At the remittance of profits abroad, CIL must remit 5% of profits as profit remittance tax. In an amendment to investment license No 140/GP, dated November 29, 1993, the assignment of all share capital, obligations, and rights of CIL in Bogomin to Bong Mieu Holdings Limited (‘‘BMHL’’) was approved. The license was also amended increasing the invested capital to $15,000,000. In a further amendment to investment license No 140/GP, dated June 9, 2005, the profit remittance tax was cancelled and the total invested capital was increased to $25,000,000 and legal capital was increased to $3,000,000 of which MIDECO contributes $600,000 of the legal capital in currency or in kind and BMHL contributes $2,400,000 in currency, materials, equipment and expenditures. As at December 31, 2007, MIDECO has contributed $200,000 and BMHL has contributed $2,400,000 to legal stated capital of Bogomin, resulting in total legal stated capital for Bogomin equal to $2,600,000.

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

On November 27, 2007, Bong Mieu Gold Mining Company obtained an annual gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore, which will expire on December 31, 2008.

The Bong Mieu exploration license has expired and a new license is in the process of being obtained. This license is separate from the other licenses. If we are unable to obtain our exploration license, this could impede our future activities. Currently, the Company is engaging in exploration activities under the investment license. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining the new or amended mining license. Refer to Item 3D for discussion of risk factors. Exploration license term is typically two years if it is the first renewal of the license. Given the lengthy process involved in obtaining an exploration license, the Company anticipates receiving the license during 2008.

Figure 3. Bong Mieu Gold Property

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

The monsoon tropical climate has temperatures varying from a high of 42°C in summer to 16°C in winter, although it is reported that temperatures may fall below 16°C in the cold season. Rainfall records from the weather station at Bong Mieu show an average annual rainfall of 4,086 mm over the 2 year (August 1993 to July 1995) with a minimum annual rainfall of 2,935 mm and a maximum annual rainfall of 5,265 mm. Generally, 80% of the total annual precipitation occurs within the wet season (September to December) with the greatest precipitation occurring in October. January through August are generally drier months, with less than 180 mm of precipitation per month and January to April are typically extremely dry. Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December.

Most of the Property is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 metres above sea level. The flattest portion of the Property is cultivated but the remainder has second and third — growth forest.

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

In 2003, regional and property — scale geological mapping and geochemical rock sampling was completed. By the end of 2003, several areas were identified as meriting follow-up work.

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

Bong Mieu East (Ho Ray Deposit & Thac Trang)

At Thac Trang immediately southeast of the Ho Ray deposit, a 15-hole program was completed in July 2004. It encountered encouraging results which management believed warranted additional exploration in 2005.

During the year ended December 31, 2004, deferred exploration and development costs of $2,847,014 were incurred for the Bong Mieu Gold Property.

2005 Work

Bong Mieu Central (Ho Gan Deposit)

New resource estimates were completed in March of 2005 for the Ho Gan open pit deposit following completion of the 2004 drilling and receipt of all results. The updated Ho Gan mineral resource estimates (using a 1.0 g Au/t lower cutoff and a 10.0 g Au/t top cut) are shown in 4D.2(f). The development of the mine commenced with the construction of the plant, tailings dams and related infrastructure.

Bong Mieu Central

Three shallow exploration and condemnation holes 54 metres were completed. Engineering, metallurgical and environmental studies were successfully completed.

Bong Mieu East — Ho Ray Deposit, Thac Trang and Rung De Prospects

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

2007 Work

As at December 31, 2007 Olympus has completed 15 drill holes totalling approximately 1,615 metres on the property The bulk of the drilling was focused on the Nui Kem/Saro Hill areas (VN230) which host vein structures parallel to the main Nui Kem vein system.

On October 9, 2007, the Company reported increases to the mineral resources at the Bong Mieu Gold Property as outlined in a Technical Report prepared by Terra Mining Consultants and Stevens & Associates (‘‘TMC/SA’’). The full text of the report is available on the Sedar website: (www.sedar.com). Refer to the updated mineral resources estimates table in Item 4.D.2(f).

During the year ended December 31, 2007, deferred exploration and development costs of $1,870,000 were incurred for the Bong Mieu Gold Property.

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

Nui Kem (Bong Mieu Underground)

Gold mineralization is hosted by quartz+sulphide veins that occupy shears in the underlying quartz+feldspar+biotite schist and gneiss. They have been exploited over a strike length of some 2 km and down dip for at least 350 m. The common sulphide minerals are pyrite, galena, sphalerite and lesser pyrrhotite The veins vary in thickness up to 2.2 m and average 1.0 m.

The Bong Mieu property hosts five other gold occurrences that warrant additional exploration to determine economic viability. These occurrences are located in the Bong Mieu area and have significant exploration potential that could result in development.

(f)    Resource and Reserve Estimates

The mineral reserve and mineral resource estimates contained in this Annual Report or Fom 20-F have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’). These standards are similar to those used by the United States Securities and Exchange Commission’s (‘‘SEC’’) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7.

Summary of Bong Mieu Gold Property Mineral Reserve and Resource Estimates

Diluted Proven and Probable Reserves (NI 43-101)

Category/Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven(1)	104,890	2.96	9,987
Probable(1)	322,070	2.43	25,136
Proven plus Probable(1)	426,960	2.56	35,123

Notes:

(1)	Employed a lower 0.5 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.0 g/t Au). These proven and probable reserve estimates were prepared by Olympus in September 2005 and validated by Terra Mining Consultants and Stevens & Associates (‘‘TMC/SA’’) in August 2007 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com. The data presented at 31 December 2007 and 2006 represents remaining reserves after depletion by mining; the reserves will be recalculated during 2008.

Mineral Resources Estimates

Measured & Indicated Resources				Inferred Resources(3)
Category/ Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Category/ Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured(1)	822,700	2.41	63,750	Inferred(1)	1,950,100	1.46	91,600
Indicated(1)	2,069,300	2.03	134,800	Historical Inferred (Underground)(2)	1,220,000	8.10	317,300
Historical M&I (Underground)(2)	216,700	6.51	45,300
Tungsten and Fluorine as Gold Equivalent(4)
Measured			38,950	Inferred			90,400
Indicated			62,900

The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves

Notes:
(1)	Employed a lower 1.0 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2007) and validated by Terra Mining Consultants and Stevens & Associates (‘‘TMC/SA’’) in August 2007 from the prior mineral resource estimates audited by Watts, Griffis and McOuat (‘‘WGM’’) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.
(2)	Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff. The Technical Report to accompany these historical resource estimates was the pre-feasibility study compiled in 1996 by Continental Resource Management Pty Ltd., acting as independent resource consultants. These estimates have been reviewed by Watts, Griffis and McOuat (‘‘WGM’’) in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project. In its Technical Report dated September 17, 2004, WGM considered the estimates to be relevant and of historic significance.
(3)	Inferred resources are in addition to measured and indicated resources.
(4)	Using values of US$250/MTU for Tungsten, US$200/MTU for Fluorine and US$700/oz for gold, the value of the Tungsten in the Bong Mieu East Resource is equivalent to 101,850 ounces.

ITEM 5:	Operating and Financial Review and Prospects

The following is a discussion of the results of operations of the Company for the fiscal years ended December 31, 2007, 2006, and 2005, and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report on Form 20-F. Unless indicated otherwise, all references herein are to Canadian dollars. Please refer to ‘‘Item 3: Key Information’’ for exchange rate information on the Canadian dollar.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 16 of the financial statement for the years ended December 31, 2007, 2006 and 2005. for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s annual audited financial statements, respectively. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in ‘‘Risk Factors’’ and elsewhere in this Annual Report on Form 20-F.

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

The Ho Gan plant at the Bong Mieu gold property has been commissioned and commercial production started in the fourth quarter of 2006. The Company poured its first 3.6 kg doré bar on February 15, 2006. On October 9, 2007, the Company reported increases to the mineral resource estimates at the Bong Mieu Gold Property as outlined in a Technical Report prepared by TMC/SA. The full text of the report is available on Sedar website. (www.sedar.com).

At the Company’s Phuoc Son gold property, on January 25, 2006, the Company secured a mining license in respect of the Bai Dat and Bai Go deposits (collectively the ‘‘Dak Sa Underground’’). Additional metallurgical testing is underway to optimize the recoveries and to enable the final selection of the process equipment. The Company has received approval of its Environmental Impact Assessment Study. The Company expects to place the Dak Sa Underground into production, subject to obtaining the necessary financing. The Dak Sa mine construction is estimated to cost approximately US$52 million with the funding for this project to be financed by a combination of debt and equity. The continued drilling at the North Deposit now extends in excess of 900 metres in a north-south orientation. The drilling has also confirmed that the deposit remains open for further expansion. In January 2008, PSGC obtained a new exploration license with a term of two years which will allow exploration activities in the specified areas.

5A.	Operating Results

Bong Mieu Gold Property

In 2006, Olympus completed the construction of its gold processing plant at Bong Mieu Central (‘‘BM Central’’) where the first 3.65 kilogram gold dore bar was poured on February 15, 2006. The plant was built on budget at US$4.5 million but the start up was slightly delayed due to the typical annual heavy rain falls (‘‘monsoon’’) from May to October. The plant is currently operating with a throughput of about 500 tonnes per day (‘‘tpd’’). Based upon an evaluation of the operating results of the Bong Mieu Central (Ho Gan) plant since the commencement of commercial production, management determined during the fourth quarter of 2006 that the carrying amount of the long-lived assets related to the Bong Mieu Central (Ho Gan) mine was not fully recoverable. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development cost in fourth quarter 2006.

The table below shows selected operating mine statistics:

	Q4	Q3	Q2	Q1	YTD 2007		YTD 2006
Tonnes of ore milled	42,300	43,600	36,000	33,600	155,500		131,000
Grade (g/t Au)	3.26	3.21	3.12	3.00	3.16		2.52
Mill recoveries (percent)	64.1	69.1	59.9	50.0	61.7		44.8
Gold production (ounces)	2,842	3,111	2,163	1,621	9,737		4,757
Gold sales (ounces)	2,497	3,055	2,186	1,460	9,198	(a)	4,651
Sales	$2,004,292	$2,232,250	$1,640,631	$1,119,084	$6,996,257	(a)	$1,644,040
Cost of sales	$1,388,200	$1,395,722	$1,161,379	$1,577,892	$5,523,193		$1,535,891
Amortization	$412,529	$495,253	$509,083	$446,489	$1,863,354		$554,923
Royalties	$35,655	$37,476	$17,874	$21,331	$112,336		$47,960

(a)	A total of 4,651 ounces of gold were sold for proceeds of US$2,917,582 during 2006 of which 2,335 ounces with proceeds of US$1,469,309 were netted against deferred development costs when the mine was not in commercial production.

Production at the Bong Mieu Central plant (VN220) has steadily improved since commercial production began in October 2006 as a result of improved throughput levels, grades, and recoveries. To increase gold recoveries, a re-grind circuit was received in December 2006 and was installed in the second quarter of 2007. Ongoing improvements have been made to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007; and in the first and second quarter of 2007, installation occurred of a third detoxification tank and absorption tank to scavenge gold in solution from the leach tails. The plant has been producing, on average, approximately 1,000 ounces per month since July 2007. Mill throughput fell three percent in the fourth quarter of 2007 compared to the third quarter of 2007 due to a ball mill motor failure, power outages, and high levels of rainfall in October 2007. Recoveries were also lower in the fourth quarter due to changes in the ore type being processed. As a result of lower throughput and recoveries in the fourth quarter 2007, gold production was 8.6 percent lower than the third quarter of 2007. The plant was designed as a gravity/sulphide flotation circuit and the main cause of the fluctuating recovery is a result of the degree of oxidization in the ore feeds. Oxidized ores do not float well and reduce recovery. To mitigate this problem, the mine has blended the ore to obtain a higher recovery. The Company also plans to install a Falcon concentrator in early 2008 to help improve recoveries. It is anticipated that, in the future, the tails will be reworked.

A total of 9,198 ounces of gold were sold for proceeds of US$6,514,000 during 2007. The average realized gold price was US$708 per ounce in 2007. Revenues have increased in the second part of 2007 as a result of higher production and higher gold prices.

On November 1, 2005, Bong Mieu Gold Mining Company entered into a refining and sales contract with Argor-Heraeus SA (‘‘Argor’’) whereby Bong Mieu delivers doré bars which contain gold and silver to Argor’s delivery point at which point the risks of ownership pass to Argor. Argor purchases the gold and silver from Bong Mieu at an amount equal to the value of the gold and silver shipment less any refining and transport charges. The value of the gold and silver is determined by a number of factors such as the market price of gold and silver and assuming a specified return rate on gold and silver equal to 99.95% and 98%, respectively. The price of gold used in the calculation is equal to the London Bullion market AM-fixing in US dollars per troy ounce and the price of silver used is equal to the silver-fixing of the London Bullion market in US dollars per troy ounce. The original contract was valid from November 1, 2005 until October 31, 2007, with an option to extend the contract if agreed upon by both parties. An addendum to the original contract was signed to extend the original contract to December 31, 2008. Currently, the Company has one customer, Argor. If Argor was unable to purchase our gold, management believes another customer could be procured on a timely basis and any inventoried dore bars could be sold at the then market value.

Bong Mieu Gold Mining Company Limited has entered into a contract, dated November 20, 2007, with Gaet Company — Ministry of Defense for the supply of explosives and blasting accessories to be used at the Bong Mieu Central Gold mine plant.

Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. During 2007, Olympus completed 15 drill holes totalling approximately 1,615 metres on the property . The bulk of the drilling was focused on the Nui Kem/Saro Hill areas which host vein structures parallel to the main Nui Kem vein system. Field exploration (VN210) conducted during the year covered an area approximated at 374 hectares out of which 147.50 hectares were gridded for geochemical soil sampling. A total of 592 samples were collected that consisted of 196 rock chips from 44 adits/pits, 121 from outcrops, 46 from floats, 22 from artisan miners’ stock piles and 207 geochemical soil samples. Field exploration programs indicate excellent, large scale, near-surface potential of the property and these will be progressively tested during 2008.

Surface exploration (VN210) continued on the trend that hosts the BM Underground Deposit (VN 230) investigating a zone approximately 100 meters above the BM Underground Deposit workings. A total of 961.8 meters was completed in nine holes. The drilled holes showed two mineralized zones within mafic rocks but gold grades were inconsistent, ranging from 0.16 g/t Au to 6.06 g/t Au. Four holes, totaling 468 meters, were drilled into the adjacent Saro Hill prospect with a similar variation in results. A detailed geological review of this data will be made prior to further targeting in early 2008.

We recommenced development of the decline at the Bong Mieu Underground deposit in September 2007. The exploration decline was developed for a total of 287 meters during 2007. A further 150 meters is required prior to carrying out the initial exploration drilling. The primary purpose of this decline is to access underground drilling platforms to test the depth extensions of the Nui Kem ore body as this is deemed more effective and economical than drilling from surface. The decline also affords access to the old mine which will allow mining operations to be carried out on old pillars and previously unmined blocks

Elsewhere on the property, surface prospecting and trenching have new areas of prospective alteration and mineralisation on the property which will be further evaluated and tested by drilling during 2007.

Phuoc Son Gold Property

On January 25, 2006, the Company received approval of its Mining Licence and on January 10, 2008, the Company received the exploration license that replaced the expired license for the Dak Sa Underground deposits located on the Phuoc Son property. The Dak Sa Underground is fully permitted. The Company has substantially completed the in-house scoping study and an independent assessment of the study is underway. The purpose of the in-house scoping study is to ascertain the costs associated with the construction and operation of a mine to process the ore, determine the process that will maximize gold recovery and assess the financial viability of such a project. Once the study is completed indicating economic viability, funding is arranged and all required licenses are obtained, the construction of the mine and production should follow within 18 to 24 months.

The capital costs for the Phuoc Son development and mine construction are estimated to be approximately $52 million. The project cost increase is related mainly to mine and plant site design and access changes as well as the impact of rising labor and raw material costs occurring industry-wide. The Dak Sa Underground Project (VN320) is currently comprised of the South (Bai Dat) and North (Bai Go) deposits which lie about one kilometer apart. The northern area of the future mine will be accessed from the southern area by underground development. During 2007, the following work was completed or in progress:

•	145 meters of the main access decline was developed. The initial ore intersection will be a further 80 meters.

•	The exhaust portal was constructed and 45 meters of the exhaust ramp was developed.

•	Surface Site earthworks for the development work were completed.

•	Construction and asphalting of the road to magazine were completed.

•	A nine kilometer road access to site was completed

•	Explosive magazine facility was licensed and commissioned.

•	Water service lines were installed.

•	Surface fans were installed and commissioned.

•	Cement work (grouting) was completed at sheared zone to prevent water inflow.

•	Accommodation arrangements were completed to house the existing staff.

During 2007, Olympus completed 37 drill holes totalling approximately 11,170 metres largely in the North Deposit area. Results from this drilling have continued to be positive.

Current Trends, Uncertainties, or Events that could Impact our Results:

1.	The current gold price volatility could impact our profitability at our current operating mine and economic viability at development and exploration projects

2.	Our successful raising of additional funds through equity issuance or debt will determine the extent of exploration activities and development. On August 10, 2007, the Company completed an offering with gross proceeds of $25,000,000 to be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes. However, management is evaluating the project funding for Phuoc Son to determine whether it will be raised through equity or debt/equity financing.

3.	As a result of the offering, the Company is expanding its exploration programs during 2008 at its three key projects, namely Phuoc Son, Bong Mieu and Capcapo. The Company has approved a budget of U.S.$22 million that will be predominantly dedicated to exploration and developmental drilling, resource updates and feasibility studies. The key focus of the Company is to increase its gold reserves and resources through exploration and infill drilling programs at Bong Mieu, Phuoc Son and Capcapo. Consequently, the Company expects the level of spending on exploration, feasibility studies and development costs to increase over prior years and quarters.

4.	Our loan facilities agreement with Macquarie Bank Limited (MBL) was repayable on July 31, 2007 and was extendable to June 30, 2008 at the option of MBL. On June 27, 2007, the U.S.$2 million debt facility was repaid in full. The Company completed a share offering with gross proceeds of $25,000,000 in August 2007. Consequently, the non-extension of the MBL facility did not have any impact on our Company’s results of operations.

5.	Refer to Item 3D for complete list of risks.

Management’s Discussion and Analysis for the year ended December 31, 2007 and 2006

Results of Operation

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006. Since September 30, 2006, our Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. During the year ended December 31, 2007, a total of 9,198 ounces of gold were sold for proceeds of $6,996,257.

Comments on selected items from our consolidated statements of operations are noted in the table:

	2007	2006	% Change	Comments on variances
Sales	$6,996,257	$1,644,040	326	The Bong Mieu central plant (VN220) went into production in the fourth quarter of 2006. In 2007, we sold 9,198 ounces of gold at a realized price of US$708 per ounce. For more information, please see the MD&A section Production and Operational Results — Bong Mieu Central (VN 220).
Cost of sales	5,523,193	1,535,891	260	Increased due to higher sales volumes (a result of being in operation for the full year in 2007 compared to 2006). For more information, please see the MD&A section Production and Operational Results — Bong Mieu Central (VN 220) .
Amortization	1,925,458	596,176	223	A result of higher production in 2007, a result of being in operation for the full year compared to 2006.
Management fees and salaries	2,770,770	1,515,417	83
				Increased as a result of a higher headcount, higher management salaries, and because we accrued for bonuses in 2007. In 2006, bonuses were not accrued until approved as we did not have a history of payment.
Professional fees	782,058	353,402	121	Higher in 2007 due to legal fees related to a potential merger with Zedex, accounting/audit services related to the US Form 20-F registration statement, and recruitment fees.
Travel	574,569	425,895	35	Increase in number of flights taken by senior management to Vietnam and Toronto.
Investor relations and promotion	527,466	256,207	106	Higher due to increased marketing efforts, an increase in the number of trade shows attended, and transportation expenses related to helicopter rentals for analyst trips.
Stock-based compensation	2,272,717	617,071	268	Higher number of stock options issued (8,950,000 – 2007 and 1,965,000 – 2006).
Interest expense (income)	(694,985)	(272,156)	155	Increase relates to higher interest earned on higher average cash balances held.
Foreign exchange loss (gain)	$566,894	$(8,865)	6495	Loss mainly a result of the foreign exchange rate fluctuations impacting the value of cash denominated in US dollars. The loss on the value of US dollars was about $550,000.

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

Government Economic, Fiscal, Monetary or Political Policies or Factors

In order to explore, invest, mine, export or import equipment in Vietnam, the Company goes through a licensing process to obtain the specific licenses. This can be a lengthy process and, as a result, the Company must include the licensing process into the project plan when determining the time frame of a project. However, obtaining licenses can take longer than anticipated and could result in additional costs to the Company if delays occur that impact our projects or existing operations.

On January 11, 2007, Vietnam became a full member of the World Trade Organization (‘‘WTO’’). After becoming a full member of the WTO, various commitments Vietnam has made for joining the WTO will become effective. These commitments impact a number of areas such as tariffs and duties on goods, foreign service providers’ access to Vietnam, foreign ownership, reforms on Vietnam’s legal and institutional set up for trade, foreign exchange, commercial business, trading rights, policy making, duties, restrictions, pricing and export restrictions. The overall changes will further expand Vietnam’s access to the global economy and facilitate doing business in Vietnam. These reforms have no immediate impact on the Company but would likely make it easier in the future for the Company to conduct it’s business activities in Vietnam.

5B.	Liquidity and Capital Resources

The Company receives cash for use in exploration, development and future operations mainly from the issuance of common shares, debt financing, exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at December 31, 2007, the cash and cash equivalents’ balance was $26,656,146 compared to $4,101,536 as at December 31, 2006. The increase was due to placements in 2007 totalling $37,000,000 of gross proceeds. On March 19, 2007 the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 All shares issued have a hold period in Canada until July 20, 2007. The net proceeds are being used for ongoing exploration, scoping studies, technical reports and development work on the Company’s mineral projects and for general corporate purposes.

On August 10, 2007, the Company closed an offering (the ‘‘Offering’’) of units of the Company (‘‘Units’’) for aggregate gross proceeds of $25,000,000 (the ‘‘Closing’’). On September 7, 2007, the over-allotment option granted to the agents in connection with the Company’s public offering of units (the ‘‘Offering’’), was exercised in respect of 216,394 common shares (‘‘Additional Shares’’) at a price of $0.62 per Additional Share and 323,947 warrants (‘‘Additional Warrants’’) at a price of $0.06 per Additional Warrant, resulting in additional gross proceeds of $153,601. The partial exercise of the over-allotment options brings the aggregate gross proceeds to the Company under the Offering to $25,153,601. The net proceeds from the Offering are being used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

In February 2006, the Company also entered into a US$2.0 million loan facility (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter of 2006. The Facility bears an interest rate of LIBOR plus 2.75%. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until July 31, 2007 and $0.4514 until the ultimate repayment date (currently July 31, 2007 with an option to extend until June 30, 2008). The Company can also accelerate exercise of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions. The Facility agreement specifies some restrictions including, but not limited to, the Company must not incur any indebtedness other than permitted financial indebtedness as defined under the Facility agreement. Permitted indebtedness includes any agreement entered into the ordinary course of business to acquire an asset or service where payment for the asset or service is deferred for a period of not more than 90 days and does not exceed, in aggregate, an amount of US$100,000 for each transaction party. Each transaction party is defined as Olympus, Bong Mieu and Formwell. The Facility agreement specifies that the transaction parties must not allow any encumbrance over its assets other than a permitted encumbrance or acquire an asset that is subject to an encumbrance that is not a permitted encumbrance. Each transaction party must not sell, assign, transfer or dispose of or partially dispose of any assets except an asset that does not form part of the secured property or an asset which is replaced by a similar asset. Each transaction party must not reduce its capital, buy back or redeem its shares or other securities issued to it or provide any financial assistance. Each transaction party may not make a distribution without the prior written consent of MBL. A distribution is defined as a dividend, distribution or any other amount related to a marketable security issued by the transaction party or interest or fee paid by the transaction party on any financial accommodation provided by a person holding a direct or indirect interest in the transaction party. The requirement for a written consent for distributions has not had a significant impact on our cash obligations to date as we have not paid out any dividends. Intercompany loans amongst transaction parties cannot be repaid to the lending transaction party unless the lending transaction party uses the proceeds of repayment to repay the MBL Facility. The above restriction on intercompany loan settlement does not significantly impact our ability to meet cash obligations as it does not prevent the provision of intercompany loans and only affects the method and timing of intercompany loan settlements. The loan was secured and guaranteed by Bong Mieu Gold Mining Company Limited and Formwell Holdings Limited. On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia was repaid in full. MBL elected to exercise share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987. A portion of the proceeds from the exercise of the warrants was used to repay in full the outstanding balance of the Facility. The non-extension of the MBL facility has had no significant impact on the Company’s activities as the Company has raised $25,153,601 in gross proceeds in a most recent offering in the third quarter of 2007.

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

During the year ended December 31, 2007, Olympus invested $7,612,887 in exploration and development expenses and $1,627,525 in acquisitions of property, plant and equipment.

The Company received its mining permit at Phuoc Son on January 25, 2006. The Company is evaluating project funding for Phuoc Son to determine whether it will be raised either through equity or debt financing.    Although the Company has been successful in accessing the equity markets in the past, there is no guarantee that this will continue to be available. The ability of the Company to continue activities or specific projects in or beyond 2008 is dependent upon obtaining the necessary funding to continue its exploration programs or the realization of proceeds from the sale of one or more of its properties and/or assets, of which there can be no assurance. As a result of the August 2007 share offering that closed, the Company has approved a budget of U.S.$22 million that will be predominantly dedicated to exploration and infill drilling programs at Bong Mieu, Phuoc Son and Capcapo. The estimated cost of US$52M for the Phuoc Son development and mine construction is not yet funded. Achieving these expenditures at Phuoc Son is dependent upon obtaining the necessary funding in 2008. The Company’s capital requirements in the future are largely dependent on the success of the exploration activities.

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

The Company obtained the exploration license for the Phuoc Son property area in January 2008 and is in the process of obtaining the exploration license of the Bong Mieu property.

5D.	Trend Information

Not Applicable

5E.	Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

5F.	Tabular Disclosure of Contractual Obligations

Table No. 4:    Tabular Disclosure of Contractual Obligations as at December 31, 2007

	Payment Due by Period
Contractual Obligations	Total	Less than One Year	1-3 Years	3-5 Years	> 5 Years
Payments Due By
Capital lease obligations	$388,390	$388,390	$—	$—	$—
Operating lease obligations	1,316,671	891,143	425,528	—	—
Purchase obligations – supplies and services	3,239,153	3,239,153	—	—	—
Purchase obligations – capital	2,214,365	2,214,365	—	—	—
Asset retirement obligations	1,072,931	147,572	353,646	444,352	127,361
Total	$8,231,510	$6,880,623	$779,174	$444,352	$127,361

ITEM 6:	Directors, Senior Management, and Employees

6A.	Directors and Senior Management

Table No. 5:     Directors and Senior Management

Name	Title	Date of Birth	Date of Latest Election (Directors only)	Term of Office of the Directors
David A. Seton	Executive Chairman, Chief Executive Officer and Director	Dec. 13, 1955	June 7, 2007	1 year
Jon Morda	Director	Jan. 13, 1952	June 7, 2007	3 years
John A.G. Seton	Director	Jan. 10, 1963	June 7, 2007	2 years
Kevin Flaherty	Director	Dec. 20, 1959	June 7, 2007	1 year
T. Douglas Willock	Director	Jan. 8,1953	June 7, 2007	2 years
Pamela Campagnoni	Chief Financial Officer	Dec. 6, 1972	n/a	n/a
Peter Tiedemann	VP — Corporate Affairs	Sept 18,1942	n/a	n/a
Charles Barclay	Chief Operating Officer	Dec. 18, 1950	n/a	n/a
T. Rodney P. Jones	VP — Exploration	Aug. 26, 1944	n/a	n/a
Colin D. Patterson	Corporate Technical Advisor	Jan. 29, 1954	n/a	n/a
Jim Hamilton	VP — Investment Relations	Oct. 7, 1951	n/a	n/a
Russell Graham	VP — Finance Vietnam	May 21, 1965	n/a	n/a
Louis Montpellier	Corporate Secretary	Nov 13, 1953	n/a	n/a

During the first quarter of 2008, the following changes occurred in senior management in preparation for the Company’s anticipated growth with plans to increase production and expand its operations: Mr. David A. Seton, the Company’s Executive Chairman, was also appointed its Chief Executive Officer. Mr. Colin Patterson, who had been the Company’s Chief Executive Officer and President, became Corporate Technical Advisor. Mr. Charles Barclay, who had been Vice President — Operations, was appointed Chief Operating Officer. Mr. Peter Tiedemann, who had been the Company’s Chief Financial Officer and Corporate Secretary, became the Company’s Vice President — Corporate Affairs. Ms. Pamela Campagnoni, who had been Vice President — Finance, was appointed Chief Financial Officer. Mr. Louis Montpellier was appointed as Corporate Secretary and Mr. James Hamilton was appointed Vice President — Investor Relations. The Company is currently finalizing the terms of its various employment agreements with Messrs Seton, Barclay, Montpellier, Tiedemann and Ms. Campagnoni.

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

Jon Morda

Jon Morda has a Bachelor of Arts degree from the University of Toronto (1975) and is a member of the Institute of Chartered Accountants of Ontario (1980). He has over 20 years’ experience in the mining industry, with several positions as Chief Financial Officer of mineral exploration and gold producing companies listed on the Toronto Stock Exchange. Mr. Morda is presently Chief Financial Officer of Alamos Gold Inc. in Toronto, a mineral exploration and gold producing company listed for trading on the Toronto Stock Exchange.

John A.G. Seton

John Seton, a lawyer, is a former President of Olympus Pacific, and has extensive Business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council. He is or has been a director of a number of companies listed on the Australian Stock Exchange and the New Zealand Stock Exchange. He is currently the chairman of The Mud House Wine Group Limited and chairman and director of Australian-listed Zedex Minerals Limited and a Director of New Zealand-listed SmartPay Limited. John Seton is the brother of David Seton.

T. Douglas Willock

Douglas Willock has over 20 years of experience in the investment banking industry having co-led the Canadian mining groups of National Bank Financial (formerly, Lévesque Beaubien Geoffrion Inc.) and Deutsche Bank Securities Inc. He was a vice-president of Scotia Capital Markets and an assistant vice-president at CIBC World Markets. Doug is currently the President and Chief Executive Officer and a Director of Polar Star Mining Corporation, a TSX Venture listed company. From May 2001 to December 2006, he acted for Exall Resources Limited (now known as Gold Eagle Mines Ltd.), initially as Vice President, Corporate Development and later as a Director. Doug has a Bachelor of Arts (History) from the University of British Columbia and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Kevin Flaherty

Kevin Flaherty has considerable Board experience with successful publicly traded Canadian mining and exploration companies. Mr. Flaherty is based in Canada and presently is Chairman and Chief Executive Officer of Celtic Minerals Ltd. He is currently a director of Meritus Minerals Ltd.

since 2005; Keeper Resources Inc. since 2004; and Linear Gold Corp. since 2003. Kevin Flaherty is independent Director of Olympus Pacific Minerals, Inc. and Chairman of Corp. Governance, member of Audit Committee, and member of Compensation Committee. Kevin has BA in Economics and MBA from University of Calgary.

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

Pamela Campagnoni

Ms. Campagnoni received a Bachelor of Commerce degree from the University of Toronto. She went on to successfully obtain her CA designation in 1997 and received her CPA (Illinois) in 2000. Ms. Campagnoni spent 10 years in the Assurance practice with Ernst & Young LLP, leaving as a senior audit manager and two years with Barrick Gold Corp. as senior manager leading the Accounting Policy and Continuous Disclosure Group.

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

Louis Montpellier

Mr. Montpellier is a legal advisor to the mining industry with over 25 years experience in structuring mineral exploration and development companies. Mr. Montpellier is identified in the Lexpert/American Lawyer Guide to the Leading 500 Lawyers in Canada, the Lexpert Guide to the

Leading 100 Industry Specialists in Canada, Who’s Who Legal, the International Who’s Who of Mining Lawyers, and The Best Lawyers in Canada, as one of Canada’s leading mining lawyers. Through his directorships, Mr. Montpellier also has direct experience in the mineral exploration and development business and in its related M&A transactions.

James Hamilton

James Hamilton has an Ontario Associate Diploma in Agriculture from the University of Guelph (1972). He has 30 years’ experience in sales and marketing and has held several senior sales positions throughout his career. Prior to joining the Company, he was Sales Manager for UAP Canada Inc. where he led sales and marketing efforts for this agribusiness company. Mr. Hamilton spent several years in the Canadian potash industry and was the Canadian Sales Manger for the Potash Co. of America, Div. Rio Algom Ltd.from 1983 through 1993. Mr. Hamilton also served the Potash Corporation of Saskatchewan from 1978 to 1983 as their Eastern Canadian Sales Manager. James was active with his industry association serving, The Canadian Fertilizer Institute (CFI) as Chairman of the Transportation Committee and Vice Chairman for one term.

Russell Graham

Russell Graham received his B. Comm. (Accounting Major) from University of Otago, Dunedin, NZ in 1987. He went on to receive his chartered accountancy designation from the Institute of Chartered Accounts NZ in 1991 and completed a Post Graduate Diploma in Business in 2003 – 2005 (University of Auckland, NZ). Russell spent 1992 to 1999 in the United Kingdom gaining valuable experience in finance control, management of inter-company operating expenses and, upon leaving Schroder Investment Management Ltd. UK in 1999, he was Manager, Business Area Profitability. Russell served four years as Business Manager in Auckland NZ where he managed a medical and surgical portfolio.

6B.	Compensation

Table No. 6:	Compensation of Directors, Management and Employees for the years ended December 31

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)(2)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)(3)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
David A. Seton(4) Executive Chairman	2007 2006 2005	180,000 174,375 164,822	137,874 70,319 40,608	N/A N/A N/A	3,000,000 Nil 2,000,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Peter Tiedemann CFO & Corporate Secretary (8)	2007 2006 2005	133,826 65,742 N/A	33,918 N/A N/A	N/A N/A N/A	1,000,000 100,000 N/A	N/A N/A	N/A N/A N/A	N/A N/A N/A
Colin Patterson(5) CEO	2007 2006 2005	247,825 192,710 119,603	180,186 70,319 39,554	N/A N/A N/A	1,000,000 Nil 2,000,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Charles Barclay(6) VP Operations	2007 2006 2005	150,479 176,907 N/A	56,739 33,557 N/A	N/A N/A N/A	500,000 1,000,000 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Rodney Jones VP Exploration	2007 2006 2005	62,500(7) N/A N/A	31,875 N/A N/A	N/A N/A N/A	600,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

NOTES:
(1)	Financial years ended December 31.
(2)	Amounts converted to Canadian dollars using Bank of Canada exchange rates at end of December for each respective year rounded to the nearest dollar.
(3)	Figures represent options granted during a particular year; see ‘‘Aggregate Option’’ table for the aggregate number of options outstanding at year end.
(4)	Mr. Seton was appointed as CEO on February 4, 2008,
(5)	Mr. Patterson was appointed Corporate Technical Advisor on February 4, 2008.
(6)	Mr. Barclay was appointed Chief Operating Officer on March 17, 2008.
(7)	Mr. Jones joined as VP — Exploration on August 6, 2007.
(8)	Mr. Tiedemann was appointed VP – Corporate Affairs of the Company on March 17, 2008. Prior to that, he was the CFO and Corporate Secretary.

6B.1.	Termination Agreements for Directors and Senior Officers

The Company currently has the following arrangement set forth below in place with respect to remuneration received or that may be received by the executive officers or directors of the Company in respect of compensating such officer or director in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control.

Under the terms of a management services agreement dated July 16, 2005, (the ‘‘Management Services Agreement’’), between the Company and Orangue Holdings Limited (‘‘Orangue’’), a company associated with David A. Seton, Chairman and Chief Executive Officer the Company, it was agreed that Orangue would provide David A. Seton to serve as Chief Executive Officer of the Company for a period of two years at a rate of US$150,000 per year with annual bonus up to a maximum of $150,000 measured against objectives set by the Board. Under the Management Services Agreement, the Consultant received 1,000,000 fully vested stock options of the Company and an additional 1,000,000 vesting on achievement of set objectives. The Company can terminate the Management Services Agreement by paying a severance to Orangue equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the Management Services Agreement, respectively. The Company agrees that if Mr. Seton elects to terminate his services based on the sole reason that there has been a Takeover of Control, the Company shall be obligated to provide Mr. Seton with a severance payment following the date of resignation consisting of the following:

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

In addition to his role as Executive Chairman, Mr. David Seton has been appointed as Chief Executive Officer effective February 4, 2008. The terms of his new contract are being finalized. Effective February 4, 2008, Colin Patterson has taken on the role of Senior Technical Advisor to the Board with his contract extending to June 2009 in order for the Company to focus on achieving technical success in its major exploration and development projects. After the first six months as Senior Technical Advisor, the salary will be changed to equal 50% of the then current salary for the next twelve months. Under the terms of the original management services agreement dated July 16, 2005 between the Company and Momentum Resources International Pty Ltd., a company owned by Colin Patterson, it was agreed that Colin Patterson would provide two years of service as President of the Company with the following details:

(i.)	For an annual fee of US$156,000 per year;

(ii.)	Half-yearly incentive bonus up to a maximum of 50% of the annual fee based on Board review and approval of set objectives;

(iii.)	On two occasions, options to purchase 1,000,000 shares at a specified price; and

(iv.)	The Company can terminate the agreement by paying a severance amount equal to three months or six months of services depending if the termination occurs within the first 12 months or the last 12 months of the Management Services Agreement, respectively.

On March 22, 2007, an extension and amendment of the existing July 16, 2005 contract was signed. The extension period covers from July 16, 2007 to July 16, 2009. Main amendments to the contract:

i	an annual fee of $250,000 USD per annum;

ii	grant of 1,000,000 five-year share options exercisable (subject to TSX approval) at CAD 0.65 a share. The share options will be vested over two years (1/3 immediately, 1/3 on 16 July 2008 and 1/3 on the earlier of 16 July 2009);

iii	‘‘takeover of control’’ definition to include an involuntary change in composition of the majority board;

iv	amendment to providing for six month’s pay in lieu of the current three months for termination without cause; and

v	bonus paid out at discretion of Board based on amended guidelines as agreed upon by Mr. Patterson, Chairman of the Board and Chairman of the Compensation Committee.

If Mr. Patterson resigns as a result of a takeover of control, the Company must pay the following:

(i)	his fees from notice of resignation to the date of the resignation plus any awards previously made available that are unpaid at the time;

(ii)	in lieu of further fees subsequent to date of resignation, one year’s fee and bonus based on Mr. Patterson’s highest monthly fees in effect during the previous six months period immediately preceeding the date of resignation multiplied by twelve and highest half year bonus paid in the previous 24 months multiplied by 2;

(iii)	in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted and remaining unexercised, these options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all vested and unvested options held by Mr. Patterson, and the higher of:

1.	the average of the closing prices of the Company’s common shares as reported on the TSX or

2.	the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves control of the Company;

(iv)	Mr. Patterson can elect to waive (iii) resulting in Mr. Patterson’s options on shares of the Company remaining in full force and effect for one year from the date of termination.

Effective February 4, 2008, Charles Barclay was appointed Chief Operating Officer. The terms of his new contract are being finalized. Under the terms of the original management services agreement dated June 5, 2006 between the Company and Action Management Ltd., a company owed by Charles Barclay, VP Operations, it was agreed that Mr. Barclay would provide two years of service as VP Operations:

(i.)	at an annual fee of US$151,800.

(ii.)	With a semi-annual bonus of up to a maximum of 25% of the annual fee based on Board review and approval of set objectives.

(iii.)	Options to purchase 1,000,000 shares at a specified price based on specific criteria.

(iv.)	The Company can terminate the agreement by paying a severance amount equal to three months or six months of services depending if the termination occurs within the first three months or after the first three months of the Management Services Agreement, respectively.

If Mr. Barclay resigns as a result of a takeover of control, the Company must pay the following:

i.	his fees from notice of resignation to the date of the resignation plus any unpaid awards previously made available;

ii.	in lieu of further fees subsequent to date of resignation, one year’s fee and bonus based on Mr. Barclay’s highest monthly fees in effect during the previous six months period immediately preceeding the date of resignation multiplied by twelve and highest half year bonus paid in the previous 24 months multiplied by 2;

iii.	in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to Mr. Barclay under the Company’s incentive programs and remaining unexercised, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all options held by Mr. Barclay, whether or not then fully exercisable, and the higher of (a) the average of the closing prices of the Company’s common shares as reported on the TSX or (b) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, and

iv.	Mr. Barclay can elect to waive the application of (iii) whereupon Mr. Barclay’s options on shares of the Company shall remain in full force and effect for one year from the date of termination.

Under the terms of the service agreement dated March 1, 2005 between the Company and Roger Dahn, VP Exploration, it was agreed that Mr Dahn would provide three years of service as VP

Exploration at an annual fee of $150,000 with a cash bonus of up to a maximum of one-third of the annual fee and would receive an annual options grant of no less than 300,000 options per annum. The Company can terminate the agreement by giving the service provider one lump sum equal to the term remaining on the agreement. Effective August 1, 2007, Mr. Dahn became a consultant to the Company instead of a direct employee.

Effective March 17, 2008, Mr. Tiedemann transitioned from his role as Chief Financial Officer and Corporate Secretary to that of VP — Corporate Affairs. Pamela Campagnoni assumed the role of Chief Financial Officer and Louis Montpellier of Gowlings Lafleur Henderson LLP became the Corporate Secretary effective the same date. The terms of Mr. Tiedemann’s new contract are being finalized. Under the terms of the original service agreement dated April 1, 2007 between the Company and Wholesale Products Trading Limited, a company associated with Peter Tiedemann, it was agreed that Mr Tiedemann was to serve as Chief Financial Officer of the Company effective on the date of the agreement until terminated. Mr. Tiedemann, As Chief Financial Officer was compensated as follows:

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

If Mr. Jones elects to terminate his services based on the sole reason that there has been a Takeover of Control, the Company shall be obligated to provide the Manager with a severance payment which shall consist of the following amounts:

(a)	The Manager’s full fee through to the Date of Resignation, plus any unpaid awards previously made to the Manager;

(b)	In lieu of further fee for periods subsequent to the Date of Resignation, an amount equivalent to one year’s fee;

(c)	In lieu of common shares of the Company issuable upon exercise of options, if any, previously granted and remaining unexercised. These options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all options held by the Manager, whether or not then fully exercisable, and the higher of:

•	The average of the closing prices of the Company’s common shares as reported on the TSX for 30 days preceding the Date of Resignation; or

•	The average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves Takeover of Control of the Company; and

(d)	The Manager can elect to waive the application of (c) resulting in the options on shares of the Company remaining in full force and effect for one year from the date of termination.

6B.2.	Stock Option Plan

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

During the year ended December 2007, 8,950,000 [2006 – 1,965,000; 2005 – 8,420,000] options were granted and were valued at $2,716,750 [2006 – $428,628; 2005 – $1,306,520]. The total stock-based compensation expense recognized during the year ended December 31, 2007 for stock options granted in the current and prior years but vesting during 2007 was $1,849,504 [2006 – $524,197; 2005 – $961,075] using the fair value method and was credited to contributed surplus. Compensation cost for 2007 has been calculated using the Black-Scholes pricing model with the following average assumptions: fair value of each option granted of $0.312 (2006 – $0.194; 2005-$0.155), expected life of options of 3 years, expected stock price volatility of 82% (2006 and 2005 – 78.7%);, expected dividend yield of 0% and risk-free interest rate of 4% (2006 and 2005 – 2.98%).

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

The Company’s Compensation Committee is comprised of three independent directors: T. Douglas Willock (Chairman), Kevin Flaherty and Jon Morda.

Corporate Governance Committee is comprised of Kevin Flaherty (Chairman), John Seton and T. Douglas Willock.

6D.	Employees

	2005	2006	2007
Vietnam	79	340	471
Toronto	5	5	6
Total	84	345	477

In 2007, on average, there was also approximately 91 contract workers that were engaged in Vietnam that are not included in the above average employee headcount.

6E.	Share Ownership

The following table shows the shareholdings of the Directors and Senior Management, as at December 31, 2007.

6.E.1	Details of Share Ownership

Table No. 7:     Shareholdings of Directors and Senior Management as December 31, 2007

Title of Class	Name of Beneficial Owner	Shares Held	Options Vested or Vesting within 60 days	Beneficial Ownership	Percent of Class
Common	David A. Seton	23,334	3,100,000	3,123,334	1.33
Common	John A. G. Seton	144,245	933,333	1,077,578	0.46
Common	Jon Morda	13,500	296,667	310,167	0.13
Common	Peter G. Meredith	Nil	700,000	700,000	0.30
Common	T. Douglas Willock	91,000	325,667	416,667	0.18
Common	Kevin Flaherty	Nil	125,000	125,000	0.05
Common	Peter Tiedemann	20,000	433,333	453,333	0.19
Common	Colin D. Patterson	155,000	2,333,333	2,488,333	1.06
Common	Charles Barclay	Nil	1,166,667	1,166,667	0.50
Common	Rod Jones	Nil	200,000	200,000	0.09
Common	Pam Campagnoni	22,500	150,000	172,500	0.07
Common	Russell Graham	Nil	50,000	50,000	0.02

The following table sets forth the Company’s outstanding stock options as at December 31, 2007 of Directors and Senior Management:

Table No. 8:     Stock Options Outstanding as at December 31, 2007

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date
David A. Seton	100,000 1,000,000 1,000,000 3,000,000	0.50 0.32 0.32 0.75	Jan 6, 2003 Aug 31, 2005 Sept 29, 2005 Mar 5, 2007	Jan 6, 2008 Aug 31, 2010 Sept 29, 2010 Mar 5, 2012
John A. G. Seton	100,000 500,000 1,000,000	0.50 0.32 0.75	Jan 6, 2003 Aug 31, 2005 Mar 5, 2007	Jan 6, 2008 Aug 31, 2010 Mar 5, 2012
Jon Morda	180,000 350,000	0.32 0.65	Aug 31, 2005 Mar 5, 2007	Aug 31, 2010 Mar 5, 2012
Peter G. Meredith	200,000 500,000	0.44 0.32	Apr 19, 2004 Aug 31, 2005	Apr 19, 2009 Aug 31, 2010
T. Douglas Willock	159,000 500,000	0.55 0.65	Feb 16, 2006 Mar 5, 2007	Feb 16, 2011 Mar 5, 2012
Kevin Flaherty	250,000	0.75	May 2, 2007	May 2, 2012
Peter Tiedemann	100,000 1,000,000	0.51 0.65	Jul 18, 2006 Mar 5, 2007	Jul 18, 2011 Mar 5, 2012
Colin D. Patterson	1,000,000 1,000,000 1,000,000	0.32 0.32 0.65	Aug 31, 2005 Sept 29, 2005 Mar 5, 2007	Aug 31, 2010 Sept 29, 2010 Mar 5, 2012
Charles Barclay	500,000 500,000 500,000	0.36 0.43 0.65	Jan 25, 2006 Nov 3, 2006 Aug 15, 2007	Jan 25, 2011 Nov 3, 2011 Aug 15, 2012
Rod P Jones	600,000	0.65	Aug 15, 2007	Aug 15, 2012
Pam Campagnoni	100,000 250,000	0.51 0.65	Jul 18, 2006 Aug 15, 2007	Jul 18, 2011 Aug 15, 2012
Russell Graham	150,000	0.65	Aug 15, 2007	Aug 15, 2012

ITEM 7:	Major Shareholders and Related Party Transactions

7A.	Major Shareholders

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company are as at December 31, 2007:

Name	No. of Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	76,679,601(1)	33.00%
Zedex Minerals Limited Auckland, New Zealand	31,356,849(2)	13.49%

Notes:
(1)	Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 16,131,874 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited and 200,000 shares are registered in the name of Dragon Capital Management Limited.
(2)	Mr. John A. G. Seton, director, is an insider and part-time executive chairman of Zedex Minerals Limited.

Beginning in October 2004, the Dragon Capital Group Limited started to acquire an interest in the Company and has continued to increase its ownership over 2005 and 2006, resulting in an ownership percentage of 39.05% as at September 30, 2006. As a result of share issuances, the percentage ownership by the Dragon Capital Group Limited of the Company has decreased from 37.61% at June 30, 2007 to 33% at December 31, 2007.

As a result of share issuances, the percentage ownership by Zedex Minerals Limited of the Company has decreased from 16.39% as at September 30, 2006 to 13.49% as at December 31, 2007.

As at December 31, 2002, Ivanhoe Mines Ltd. owned 18% of the Company which increased to 19% in 2004 as a result of the Vend-In Agreement. On May 25, 2005, Ivanhoe Mines Ltd. entered into an agreement to sell their interest in the Company to the Vietnam Growth Fund Limited, part of the Dragon Capital Group Limited, and as a result, Ivanhoe Mines Limited holds no shares in the Company.

As at March 26, 2008, the Company was aware of 512 record holders in the United States, the host country, representing ownership of 2.5 per cent of the outstanding shares of the Company.

7B.	Related Party Transactions

During the years ended December 31, 2007, 2006 and 2005, the Company entered into the following transactions with related parties:

(a)	Paid $17,260 to Zedex Minerals in 2005 for a short-term loan of $1,500,000, bearing 10% interest. The loan was entered into and repaid during the third quarter of 2005. The Company also paid $3,852 to Zedex in 2005 as reimbursement of office expenses. The Company paid $126,371 to Zedex in 2004; comprised mainly of a refund of exploration contribution as stipulated in the Vend-In Agreement, net of amounts due by Zedex to the Company at the time of payment. In 2003, an amount of $115,108 was receivable from Zedex for their share of the exploration expense on the Phuoc Son project offset by a $52,989 accounts payable. One director of the Company is related to Zedex; namely John Seton.

(b)	Paid or accrued $1,228,499 in 2007 [2006 – $581,396; 2005 – $420,597; 2004 – $453,611; 2003 – $387,229] for management fees and $249,591 in 2007 [2006 – $147,377; 2005 – $214,702] in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Bractea Enterprises Limited (previously named EHM Accounting) associated with Erik Martin in 2006, and 2005; Orangue Holdings Limited associated with David Seton in 2007, 2006, and 2005; Momentum Resources International Pty Ltd associated with Colin Patterson in 2007, 2006 and 2005; Action Management Limited associated with Charles Barclay in 2007 and 2006; Wholesale Products Trading Limited associated with Peter Tiedemann in 2007 and 2006; Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, courses, conferences and licenses.

(c)	Paid or accrued $133,839 in 2007 [2006 – $83,371; 2005 – $26,536] for consulting and legal fees. The companies that were paid for consulting fees include the following: Jura Trust (‘‘Jura’’) associated with John Seton, a director of the Company; Claymore Law (‘‘Claymore’’) where John Seton is a principal. The services provided are not under contract as the consulting and legal services are provided on an ad hoc basis based on requests by the Company

(d)	On January 1, 2006, Zedex was assigned the 2% gross production royalty less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. Refer to Exhibit 3.19 for the Assignment Agreement. Paid or accrued $112,336 in 2007 [2006 – $47,960] to royalties for Zedex, a shareholder of the Company. The royalty is calculated as 2% of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

(e)	Paid $320,380 (US$261,537) in 2005 to Dragon Capital Management (‘‘Dragon’’) in arrangement fees in regards to the equity financing closed on January 12, 2005 and the debt financing entered into on June 7, 2005. Dragon was granted 1,270,000 warrants exercisable at $0.40/unit for a period of one year from the date of closing. In December 2004, Dragon Capital Markets Limited (‘‘Dragon’’) offered debt financing of U.S.$2,000,000 (the ‘‘Loan’’) and equity financing of up to 12.7 million common shares of Olympus at C$0.40 per share subject to an over-allotment option. The term of the loan was two years bearing an interest rate equal to 8.5% per annum. Security for the loan consisted of a pledge over Bogomin’s inventory and equipment and assignment of rights and interests in the Refining Contract. Olympus paid Dragon an arrangement fee of $320,380 and one non-transferable share purchase warrant for every 10 common shares sold under the equity financing allowing Dragon to purchase a share of Olympus at $0.40 per share for a period of one year from the date of closing of the equity financing. Refer to Item 7B(f) for repayment details on this loan.

(f)	On June 7, 2005, the Company entered into a US$2.0 million debt financing with Vietnam Growth Funds (a fund controlled by Dragon). The loan was repaid in full on October 13, 2005. Refer to Item 7B(e) for details on the Loan.

(g)	Vend-In Agreement in 2004 with Zedex and Ivanhoe as referred to as an exhibit in Section 10C under material contracts. As at December 31, 2004, Ivanhoe owned 19.6% of the outstanding common shares of the Company. One director of the Company, Peter Meredith, is a senior officer of Ivanhoe.

(h)	On March 19, 2007, the Company completed a non-brokered private placement of common shares of 21,528,571 at $0.56 per share with the net proceeds of $11,967,772. Of the $12,000,000 placement, $2,400,000 and $2,400,000 of common shares were purchased at $0.56 per share by Vietnam Growth Fund Limited and Vietnam Dragon Fund Limited (funds controlled by Dragon) and $2,450,000 of common shares at $0.56 per share were purchased by Zedex.

(i)	On August 10, 2007, the Company completed an offering of 38,461,538 Units of the Company at a price of $0.65 per unit for net proceeds of $22,891,000. Of the $25,000,000 of gross proceeds, $2,500,000 of Units were purchased at $0.65 per share by funds controlled by Dragon..

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

Not applicable.

ITEM 8:	Financial Information

8A.	Consolidated Statements and Other Financial Information

Reference is made to Item 17 Financial Statements for the financial statements included in this Annual Report on Form 20-F.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal claim known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted.

8B.	Significant Changes

In addition to his role as Executive Chairman, Mr. David Seton was appointed as Chief Executive Officer effective February 4, 2008. Concurrently, Colin Patterson has taken on the role of Corporate Technical Advisor to the Board with his contract extending to June 2009 in order for the Company to focus on achieving technical success in its major exploration and development projects.

Effective March 17, 2008, Peter Tiedemann transitioned from his role of Chief Financial Officer and Corporate Secretary to that of Vice President — Corporate Affairs. Effective March 17, 2008, Pamela Campagnoni assumed the role of Chief Financial Officer and Louis Montpellier of Gowlings Lafleur Henderson LLP became the Corporate Secretary.

Effective March 17, 2008, Charles Barclay has been appointed Chief Operating Officer and Jim Hamilton has been appointed as Vice President — Investor Relations.

ITEM 9:	The Offer and Listing

9A.	Common Share Trading Information

The Company’s shares trade on the Toronto Stock Exchange (‘‘TSX’’) in Canada, under the symbol ‘‘OYM’’. The initial listing date was effective on the TSX on April 3, 2006. Prior to April 3, 2006, the Company traded on the TSX Venture in Canada.

Table No.10 lists the high and low sales prices on the TSX and the TSX Venture (‘‘TSXV’’) for actual trades of the Company’s shares. The Company’s shares started trading on the TSX on April 3, 2006 and prior to that they were listed on the TSXV. As of December 31, 2007, the closing price for a Share was $0.45.

Table No. 9:     TSX and TSX-V Common-Voting Shares Trading Activity

Period Ended	High (CAD$)	Low (CAD$)
Monthly:
29-Feb-08	$0.48	$0.42
31-Jan-08	$0.50	$0.44
31-Dec-07	$0.50	$0.40
30-Nov-07	$0.59	$0.44
31-Oct-07	$0.61	$0.50
30-Sep-07	$0.60	$0.52
Quarterly
31-Dec-07	$0.61	$0.40
30-Sep-07	$0.78	$0.44
30-Jun-07	$1.20	$0.55
31-Mar-07	$0.72	$0.46
31-Dec-06	$0.57	$0.37
30-Sep-06	$0.56	$0.30
30-June-06	$0.94	$0.45
31-Mar-06	$0.74	$0.31
Annual (Fiscal Year):
Ended December 31, 2007	$1.20	$0.40
Ended December 31, 2006	$0.94	$0.30
Ended December 31, 2005	$0.45	$0.215
Ended December 31, 2004	$0.57	$0.28
Ended December 31, 2003	$0.87	$0.27

On April 3, 2006, the Company started trading its common shares on the Toronto Stock Exchange under the symbol ‘‘OYM’’ and, consequently, no longer trades on TSX Venture Exchange. Effective March 5, 2008, the Company’s shares began trading on the over the counter bulletin board in the United States under the symbol OLYMF. On March 26, 2008, the closing price of OLYMF was US$0.365.

9B.	Plan of Distribution

Not applicable.

9C.	Markets

See 9A. above.

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not	applicable.

9F.	Expenses of the Issue

Not	applicable.

ITEM 10:	Additional Information

10A.	Share Capital

Not applicable.

10B.	Memorandum and Articles of Association

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

On June 25, 2007, the Company’s Board of Directors approved the adoption of a Shareholder Rights Plan subject to TSX and shareholder approval. The purpose of the Rights Plan was to provide shareholders and the Company’s Board of Directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders. On December 21 2007, the shareholders did not ratify and approve the amended and restated shareholders rights plan agreement by the required vote; and, therefore, the amended Rights Plan was terminated in accordance with its terms.

10C.	Material Contracts

The following material contracts have been entered into by the Company within the past two years:

1)	Debt Finance Facility Agreement between Olympus Pacific Minerals Inc., Bong Mieu Gold Mining Company Limited, Formwell Holdings Limited and Macquarie Bank Limited, dated February 8, 2006. Refer to Item 5B for details on this agreement.

2)	Joint Venture Agreement between Mien Trung Industrial Company (‘‘Minco’’) and New Vietnam Mining Corp (‘‘NVMC’’), dated March 5, 2003. Refer to Item 4A for details on this agreement.

3)	Vend-In Agreement on March 1, 2004 and Extension of Vend-In Agreement on June 21, 2004 between the Company, Invanhoe Mines Ltd. and Zedex Minerals Limited. Refer to Item 4A for details on these agreements.

4)	Agreement for Fulfilment of Contract, dated September 16, 2006, between Phuoc Son Gold Co. Ltd. and Huong Toan Company Ltd. This contract was cancelled on November 26, 2006. Refer to Item 4D.1 for details on this contract and cancellation.

5)	Purchase Contract CE0780, dated January 24, 2005, between the Company and Gekko System Pty. Ltd. of Australia. The purpose of the agreement is for the purchase of the grinding module, gravity and flotation circuits and for an Inline Leach Reactor required to bring the Ho Gan deposit on the Company’s 80% owned Bong Mieu Gold Property into production.

6)	Mining License No 116/GP-BTNMT — dated January 23, 2006. Refer to Item 4D.1 (a) for details on this license.

7)	Gold Export Certificate — dated January 25, 2006, January 5, 2007 and December 12, 2007. Refer to Item 4D.2(a) for details on this license.

8)	Memorandum of Agreement and Supplement — November 24, 2006 — Refer to Item 4A for details on this agreement.

9)	Certificate of Incorporation and Articles of Incorporation — May 31, 2007, refer to Item 4A for details on this document.

10)	Contract for the supply of explosives, dated November 20, 2007, between Bong Mieu Gold Mining Company Limited and Gaet Company — Ministry of Defense. Refer to item 5A for details on the contract.

11)	Contract for the supply of explosives, technical and blasting services dated June 11, 2007, between Phuoc Son Gold Company Limited and Gaet Company — Ministry of Defense. Refer to item 4D.1 for the details on the contract.

12)	Annex of the Drilling Contract, dated May 31, 2007, between Phuoc Son Gold Company Limited and Intergeo Division. Refer to Item 4D.1 for the details of this contract.

10D.	Exchange Controls

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

10E.	Taxation

10E.1.	Certain Canadian Federal Income Tax Consequences — General

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a ‘‘ Holder’’) who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the ‘‘Act’’) and the Canada — United States Income Tax Convention (the ‘‘Treaty’’), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a Business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on Business in Canada and elsewhere.

Under the Act and the Treaty, a. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some Holders such as qualifying pension funds and charities. Reference is made to ‘‘Item 10E.4 — United States Taxation’’ for a more detailed discussion of the United States tax considerations relating to an investment in the Shares.

10E.2.	Dividends

A Holder will be subject to Canadian withholding tax (‘‘Part XIII Tax’’) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the ‘‘Treaty’’), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, shall not exceed 15%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, the withholding tax rate is reduced to 5% and, in all other cases, the tax rate is 15% of the gross amount of the dividend (under the provisions of the Canada — US Income Tax Convention). The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed US$200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or Business expense (other than travel expenses in connection with a Business trip or as an expense for the production of income).

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

Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to US$3,000 a year (US$1,500 in the case of a married individual filing separately). For US Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

15.T.1(a)    Disclosure Controls and Procedures of the Company’s Chief Executive Officer

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

15T.2(b)    Management’s Annual Report on Internal Control Over Financial Reporting

In 2006, management, including the Chief Executive Officer and Chief Financial Officer, carried out an assessment of the design of the Company’s internal controls over financial reporting and disclosed the following weaknesses in the MD&A in the 2006 Annual Report:

•	Need to enhance the documentation of the evidence indicating the performance of critical control procedures.

•	Improve the segregation of duties between the operational processes, authorization and recording of transactions.

•	A weakness in the information technology controls related to management over changes to systems and supporting infrastructure, security and access controls.

•	Need to establish and document control monitoring procedures to ensure ongoing effective controls.

•	Need to further communicate company standards and policies such as the code of conduct and set up a monitoring system to ensure compliance with company standards.

During 2007, management worked on remediation of the following areas:

•	Documentation regarding internal controls over financial reporting;

•	Segregation of duties between operational processes, authorization and recording of transactions;

•	Design, documentation and implementation of change management, security and access controls over its information technology;

•	Ongoing communication of Company policies and standards; and

•	Establish and document control monitoring procedures.

Management engaged external consultants to perform additional procedures and provide results of their work to enable management to determine the nature and extent of any further remediation that is required until it is completed. Internal control testing on the third and fourth quarter of 2007 at our Vietnam and Toronto office has been completed.

Olympus’ executive officers have evaluated the effectiveness of the company’s design and operational effectiveness of its internal controls over financial reporting as of December 31, 2007 based on framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (‘‘COSO’’), pursuant to the requirements of Multilateral Instrument 52-109 and Sarbanes — Oxley.  Based on this evaluation, Olympus’ executive officers believe that the company’s design and operation of internal controls over financial reporting provides reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of the company’s financial statements for external purposes in accordance with (Canadian and US) GAAP.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

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

Refer	to Exhibit 3.25 for the Code of Business Conduct and Ethics.

16C.    Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2007	$125,000	$60,000	Nil	$270,000
2006	$159,000	$40,000	Nil	$55,000

(1)	The aggregate audit fees billed.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are not included under the heading ‘‘Audit Fees’’.
(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the headings ‘‘Audit Fees’’, ‘‘Audit Related Fees’’ and ‘‘Tax Fees’’.

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

1.    Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2007 and 2006, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2007, 2006, and 2005, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 16 to the consolidated financial statements.

ITEM 18:	Financial Statements

See Item 17. Financial Statements.

ITEM 19:	Exhibits

Reference is made to the Amended Registration Statement of Form 20-F-A dated June 29, 2007, submitted to the Securities and Exchange Commission on June 29, 2007 for exhibits 19B.1 — 19B.3.24 except for 19B.3.4, 19B.3.13 and 19B.3.17. Reference is made to the Amended Registration Statement of Form 20-F-A dated July 13, 2007 for exhibit 19B3.25 and November 13, 2007 for exhibits 19B.3.26 and 19B.3.27.

19A.    Financial Statements

1.    Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2007 and December 31, 2006, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2007, 2006, and 2005, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 16 to the consolidated financial statements.

19B.    Exhibits

1.	Articles of Incorporation and By Laws

1.1.	Certificates of Status, Amendment, Continuance

1.2.	Bylaws as currently in effect.

2.	Instruments defining the rights of holders of equity — refer to exhibit 1 under 19B.

3.	Material Contracts

3.1.	Mining Permit — dated July 22, 1992

3.2.	Right to Use Land Certificate — dated October 9, 1993

3.3.	Investment License — No: 140 / GP, dated March 5, 1991 and Amendments

3.4.	Gold Export Certificates — dated January 25, 2006, January 5, 2007 and December 12, 2007.

3.5.	Debt Finance Facility Agreement — dated February 8, 2006

3.6.	Mining License No 116/GP — BTNMT — dated January 23, 2006

3.7.	Investment License No. 2355/GP — dated October 20, 2003

3.8.	Joint Venture Agreement — dated March 5, 2003.

3.9.	Agreement for Fulfilment of Contract, dated September 16, 2006 and cancellation of agreement on November 27, 2006.

3.10.	Memorandum of Agreement and Supplement — November 24, 2006

3.11.	Stock Option Plan — September 12, 2003

3.12.	Management service agreement with Orangue Holdings Limited — dated July 16, 2005

3.13.	Management service agreement with Momentum Resources International Pty Ltd. — dated July 16, 2005 and amendment dated January 28, 2008.

3.14.	Management service agreement with Action Management Limited — dated June 5, 2006

3.15.	Service agreement with R. Dahn — dated March 1, 2005 and amendments August 2006

3.16.	Consulting agreement with Mr. Baylis — dated July 15, 2005

3.17.	Argor Heraeus Refining Contract — dated January 11, 2005

3.18.	Dragon Equity and Debt Financing dated December 17, 2004

3.19.	Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and Olymous Pacific Minerals, Inc. dated January 1, 2006

3.20.	Certificate to Incorporation and Articles of Incorporation of Kadabra Mining Corp — May , 2007.

3.21.	Management Service Agreement with Wholesale Products Limited dated April 1, 2007

3.22.	Share Placement Documents dated March 19, 2007

3.23.	Shareholders Rights Plan — dated June 25, 2007

3.24.	Stock Option Plan — dated June 7, 2007

3.25.	Code of Ethics — September 19, 2006

3.26.	Management Service Agreement with Thomas Rodney Pervical Jones dated August 6, 2007 and amendment dated October 3, 2007.

3.27.	Framework of Laos and Cambodia Joint Venture Agreement, July 17, 2007.

3.28.	Exploration License dated January 10, 2008

3.29.	Contract for the supply of explosives, dated November 20, 2007, between Bong Mieu Gold Mining Company Limited and Gaet Company — Ministry of Defense.

3.30.	Contract for the supply of explosives, technical and blasting services dated June 11, 2007, between Phuoc Son Gold Company Limited and Gaet Company — Ministry of Defense.

3.31.	Annex of the Drilling Contract, dated May 31, 2007, between Phuoc Son Gold Company Limited and Intergeo Division.

4.	List of Subsidiaries

- None -

5.	Consents

5.1.	Consent of Terra Mining Consultants and Stevens & Associates

5.2.	Consent of Watts, Griffis and McOuat Limited

12.	Certifications

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.	Certifications

13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Olympus Pacific Minerals Inc.
By:	/s/ Pamela Campagnoni
Pamela Campagnoni Chief Financial Officer

Date: March 28, 2008

Report of Independent Auditors

To the Shareholders of
Olympus Pacific Minerals Inc.

We have audited the consolidated balance sheets of Olympus Pacific Minerals Inc. as at December 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

Ernst & Young LLP Chartered Accountants Licensed Public Accountants

Toronto, Canada
March 5, 2008

OLYMPUS PACIFIC MINERALS INC.

Consolidated Balance Sheets

As at (Canadian dollars)	December 31 2007	December 31 2006
ASSETS
Current
Cash	$26,656,146	$4,101,536
Accounts receivable and prepaid expenses	1,079,598	1,703,984
Inventory (note 12)	1,293,463	617,043
	29,029,207	6,422,563
Long-term
Property, plant and equipment (note 6)	11,094,563	10,697,757
Mineral properties (note 3)	9,818,923	10,015,755
Deferred financing costs	—	695,773
Deferred exploration and development costs (note 3)	21,707,466	13,724,846
	42,620,952	35,134,131
	71,650,159	41,556,694
LIABILITIES
Current
Accounts payable and accrued liabilities	3,163,155	1,899,646
Capital lease obligations (note 11)	388,390	412,894
Loan facility (note 5)	—	2,330,800
Asset retirement obligation (note 4)	135,333	59,173
	3,686,878	4,702,513
Long-term
Asset retirement obligation (note 4)	721,686	890,322
	721,686	890,322
	4,408,564	5,592,835
Commitments and contractual obligations (note 9)
SHAREHOLDERS’ EQUITY
Share capital (note 7a)	104,159,423	66,074,507
Contributed surplus (notes 7a)	6,482,499	4,347,990
Deficit	(43,400,327)	(34,458,638)
	67,241,595	35,963,859
	$71,650,159	$41,556,694

	‘‘signed’’	‘‘signed’’
On behalf of the Board of Directors	David A. Seton Executive Chairman & Chief Executive Officer	Jon Morda Director & Chairman of Audit Committee

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31 (Canadian dollars)	2007	2006	2005
Sales – Gold	$6,996,257	$1,644,040	$—
Cost and expenses
Cost of sales	5,523,193	1,535,891	—
Amortization	1,925,458	596,176	19,858
Management fees and salaries	2,770,770	1,515,417	877,288
Professional fees	782,058	353,402	187,540
Travel	574,569	425,895	370,805
Investor relations and promotion	527,466	256,207	184,519
Consulting fees	393,438	315,763	149,790
Office and general administrative	417,526	508,269	230,900
Transfer agent and regulatory fees	161,409	189,237	25,555
Royalty expense	112,336	47,960	—
Shareholders’ information	80,492	37,767	33,266
General exploration	74,442	158,700	(37,392)
Stock-based compensation (note 7b)	2,272,717	617,071	961,075
	15,615,874	6,557,755	3,003,204
Other (income) expense
Interest income	(694,985)	(272,156)	(21,029)
Interest expense	130,615	127,262	23,203
Write-off of deferred exploration costs (note 3)	—	438,931	—
Write-off of deferred transaction costs	265,488	—	—
Impairment Charge (note 3)	—	4,280,000	—
Debt extinguishment costs (note 5)	54,060	—	—
Foreign exchange loss/(gain)	566,894	(8,865)	(236,917)
	322,072	4,565,172	(234,743)
Loss and comprehensive loss for the year	$8,941,689	$9,478,887	$2,768,461
Basic and diluted loss per common share	$0.04	$0.06	$0.02
Weighted average number of common shares outstanding	200,364,897	164,678,791	116,581,239

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Deficit

For the years ended December 31 (Canadian dollars)	2007	2006	2005
Deficit
Balance, beginning of year	$34,458,638	24,979,751	22,211,290
Loss for the year	8,941,689	9,478,887	2,768,461
Deficit, end of the year	$43,400,327	34,458,638	24,979,751

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Cash Flows

For the years ended December 31 (Canadian dollars)	2007	2006	2005
Operating activities
Loss for the year	(8,941,689)	(9,478,887)	(2,768,461)
Items not affecting cash
Amortization	1,925,458	596,176	19,858
Amortization of deferred financing costs	—	81,090	—
Stock-based compensation expense	2,272,717	617,071	961,075
Write-off of deferred transaction costs	265,488	—	—
Accretion expense	37,211	29,097	—
Write off of deferred exploration costs	—	438,931	—
Impairment charge	—	4,280,000	—
Foreign exchange	231,101	10,286	(39,944)
Reclamation costs	(79,388)	—	—
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	624,385	(1,452,499)	(43,238)
Accounts payable and accrued liabilities	961,315	292,661	1,147,817
Inventory	(676,418)	(357,529)	(259,514)
Cash used in operating activities	(3,379,820)	(4,943,603)	(982,407)
Investing activities
Deferred exploration and development costs	(7,612,887)	(5,072,261)	(4,666,219)
Acquisition of property, plant and equipment	(1,627,525)	(3,747,249)	(6,335,240)
Deferred transaction costs	—	(209,238)	—
Cash used in investing activities	(9,240,412)	(9,028,748)	(11,001,459)
Financing activities
Shares issued	36,829,000	16,543,966	11,881,771
Warrants issued	1,092,963	—	—
Shares issued on warrants exercised	2,394,987	—	—
Repayment of debt	(2,156,497)	—	(2,706,227)
Repayable loan	—	2,314,200	2,706,227
Share issue cost	(2,068,049)	(1,195,261)	(410,546)
Decrease in subscription received in advance	—	—	(4,680,000)
Capital lease payments	(367,800)	—	—
Cash provided by financing activities	35,724,604	17,662,905	6,791,225
Increase in cash during the year	23,104,372	3,690,554	(5,192,641)
Cash – beginning of the year	4,101,536	404,987	5,597,628
Effect of foreign exchange rate changes on cash	(549,762)	5,995	—
Cash – end of the year	$26,656,146	4,101,536	404,987

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Consolidated Financial Statements
Dcember 31, 2007
All dollar amounts are in Canadian Dollars unless Otherwise stated

1.    Nature of Operations

Olympus Pacific Minerals Inc. (the ‘‘Company’’ or ‘‘Olympus’’) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-project properties located in Central Vietnam – the Bong Mieu Gold property and the Phuoc Son Gold property and an exploration project in the Philippines – Capcapo.

The Company is considered to be in the development stage as a significant amount of the available funding is directed towards exploration activities and developing projects.

2.     Basis of Presentation and Significant Accounting Policies

Basis of presentation and consolidation

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 16. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions have been eliminated.

Change in Accounting Policies

The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

Section 3855 – Financial Instruments – Recognition and Measurement.    Section 3855 requires that all financial assets, except loans and receivables and those classified as held to maturity, and derivative financial instruments, must be measured at fair value. Financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost.  Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings.

The Company, as required by CICA Handbook Section 3855, has adopted this section prospectively as of January 1, 2007 and this adoption had no effect on the Company’s financial statements except for the prospective reclassification of deferred financing costs from long-term assets to net against the loan facility.

On adopting this section, we have designated certain financial assets and liabilities and adopted the following new accounting policies:

Cash

Cash is classified as held-for-trading and recorded at fair value.

Accounts receivable, accounts payable, accrued liabilities, and capital leases

These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost. Our December 31, 2006 carrying values for leases or receivables and financial liabilities were recorded at amortized cost, and no adjustments were made to the opening values.

Long-term debt

All of our long-term debt is classified as other than held-for-trading and is accounted for at amortized cost. We previously capitalized any costs spent to issue debt to Deferred Financing Costs in long-term assets. Effective January 1, 2007, we recorded transaction costs related to issuing debt against the loan facility. After this reclassification, our long-term debt approximated amortized cost, and no other adjustments were made to the opening values (note 5).

Other balance sheet accounts

Other balance sheet accounts, such as inventories, prepaid expenses, and capital assets are not within the scope of the new accounting standards as they are not financial instruments.

Section 1530 – Comprehensive Income.    Comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized. The adoption of Section 1530 had no effect on the Company’s financial statements.

Section 1506 – Accounting Changes.    Section 1506 requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

The CICA has also recently issued new accounting pronouncements:

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation. Section 3862 replaces the disclosure portion of Section 3861. It places increased emphasis on disclosing the nature and extent of risks arising from both recognized and unrecognized financial instruments, and how these risks are managed. Section 3863 carries forward the presentation requirements from Section 3861.

Additionally in December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed in order to enable users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

In May 2007, the CICA issued amended Handbook Section 1400, General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

•	Management is required to make an assessment of an entity’s ability to continue as a going concern;

•	In making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;

•	Financial statements must be prepared on a going concern basis unless management intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

•	Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and

•	When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

In June 2007, the CICA issued Handbook Section 3031, Inventories. This Section requires inventory to be recorded at the lower of cost or net realizable value, which is our current accounting policy. The section also clarifies the allocation of fixed production overhead, requires consistent use of either first-in, first-out or weighted average to measure the cost of inventories, and requires that any previous write-downs be reversed when the value of inventories increases. The amount of the reversal is limited to the amount of the original write-down.

The above standards will become effective for the Company beginning on January 1, 2008. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible assets, replacing Section 3062, Goodwill and other Intangible assets and Section 3450, Research and development costs. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard will become effective for the Company beginning January 1, 2009. The Company is reviewing this standard, and has not yet determined the impact, if any, on the consolidated financial statements.

Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

Cash

Cash is comprised of cash deposited in interest bearing bank deposit accounts.

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

Asset Retirement Obligations

The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

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

Property, plant and equipment

The Company records building, plant, equipment, and infrastructure at cost. Buildings, plant, equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized using the straight-line method over three years.

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

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

The Company has a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares. If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination. The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

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

Revenue Recognition

Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the doré bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

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

We value finished goods and ore in stockpiles at the lower of cost or net realizable value.

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

3.    Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Phuoc Son	$6,116,904	$6,116,904	$14,834,584	$9,527,650
Bong Mieu	3,944,000	3,944,000	6,535,527	9,167,689
Capcapo	—	—	678,541	—
	10,060,904	10,060,904	22,048,652	18,695,339
Accumulated amortization(1) Write-off (2) Impairment charge (3)	(241,981) — —	(45,149) — —	(341,186) —	(251,562) (438,931) (4,280,000)
Total	$9,818,923	$10,015,755	$21,707,466	$13,724,846

(1) Accumulated amortization relates to the Bong Mieu Central Gold mine which commenced commercial production on October 1, 2006.

(2) Write-off of $438,931 of Deferred Exploration costs in 2006 relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results.

(3) During the fourth quarter of 2006, management determined that the Bong Mieu Central Gold mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central Gold mine deferred exploration and development costs.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). Olympus acquired this project in 1997. Olympus owns 80 percent and the Company’s Vietnamese partner owns 20 percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company pays a 2 percent royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited. Once the Vietnamese partner meets its share of the funding requirements, the Company would pay a 3 percent net smelter return royalty equal to 3 percent of the sales price when the gold is smelted in Vietnam. Until such time as the Vietnamese partner meets its funding requirement no amount has been accrued for the royalty.

Phuoc Son Gold Property

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (‘‘NVMC’’), entered into a joint venture with Mien Trung Industrial Company (‘‘Minco’’), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (‘‘PSGC’’). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

4.    Asset Retirement Obligation

	December 31, 2007	December 31, 2006
Balance, beginning of the year	$949,495	$382,509
Liabilities incurred	94,059	515,545
Liabilities settled	(79,388)	—
Foreign exchange	(144,358)	22,344
Accretion	37,211	29,097
Balance, end of the year	857,019	949,495
Current portion	135,333	59,173
Non-current portion	$721,686	$890,322

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam. The Company estimated the cost of rehabilitating the sites at US$1,082,000 over the next 9 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

The US$1,082,000 will be spent as follows: 2008 – US$149,000; 2009 – US$202,000; 2010 – US$154,000; 2011 – US$380,000; 2012 – US$68,000; and 2013 and thereafter – US$129,000.

5.     Loan Facility

On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the ‘‘Facility’’) with Macquarie Bank Limited (‘‘MBL’’) of Sydney, Australia was repaid in full. Concurrently, MBL elected to exercise its share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987.

6.    Property, Plant & Equipment

	December 31, 2007			December 31, 2006
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$866,835	$221,481	$645,354	$502,412	$47,161	$455,251
Leasehold improvements	103,005	46,088	56,917	103,005	13,333	89,672
Machinery and equipment	6,706,032	1,284,822	5,421,210	5,613,823	281,354	5,332,469
Office equipment, furniture and fixtures	1,097,257	509,395	587,862	867,883	292,234	575,649
Vehicles	400,711	222,128	178,583	376,548	153,956	222,592
Infrastructure	3,737,315	547,073	3,190,242	2,047,585	69,855	1,977,730
Capital Assets in progress	1,014,395	—	1,014,395	2,044,394	—	2,044,394
	$13,925,550	$2,830,987	$11,094,563	$11,555,650	$857,893	$10,697,757

7.     Capital Stock

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years-ended December 31, 2005, 2006 and 2007.

	Number of Shares	Amount $
Common shares, January 1, 2005	97,748,660	$38,749,225
Private placements	32,645,000	11,063,500
Issued upon exercise of warrants	1,452,540	435,762
Share issue costs	—	(538,816)
Common shares, January 1, 2006	131,846,200	49,709,671
Private placement (1)	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment	3,406,758	1,174,480
Share issue costs (1)	—	(1,663,981)
Common shares, December 31, 2006	164,678,791	$66,074,507
Private placement (2)	21,428,571	12,000,000
Prospectus offering (3)	38,461,538	23,846,154
Issued upon exercise of options	1,978,565	1,231,986
Issued upon exercise of warrants	5,476,092	3,393,060
Issued on exercise of over-allotment (3)	216,394	134,164
Bonus common shares issued	137,060	86,090
Share issue costs (1 and 4)	—	(2,606,538)
Common shares, December 31, 2007	232,377,011	$104,159,423

The following table shows movements in contributed surplus of the Company for years ended December 31, 2007, 2006 and 2005.

	December 31, 2007	December 31, 2006	December 31, 2005
Balance, beginning of the year	$4,347,990	$2,656,679	$1,567,334
Options granted	1,849,504	524,197	961,075
Bonus common shares granted	34,930	31,912	—
Valuation of Warrants, net of issue costs (3 and 4)	1,092,963	1,445,573	128,270
Options and warrants exercised	(1,381,376)	(310,371)	—
Agents’ compensation options and warrants granted (4)	538,488	—	—
Balance, end of the year	$6,482,499	$4,347,990	$2,656,679

(1) On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7 percent of the gross proceeds and were issued 1,890,000 compensation warrants. Each compensation warrant is exercisable for one common share at $0.58 and expires on March 31, 2008.

(2) On March 19, 2007, the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772.

(3) On August 10, 2007, the Company completed an Offering (the ‘‘Offering’’) of 38,461,538 Units of the Company at a price of $0.65 per unit for gross proceeds of $25,000,000 and net proceeds of $22,891,000. Each Unit consisted of one common share and one-half of one common share purchase warrant. The Units were separated into common shares [a total of 38,461,538] and common share purchase warrants [a total of 19,230,769] immediately following the closing of the Offering. Of the Offering price of $0.65 per Unit, the Company has, for accounting purposes, allocated $0.62 to each common share and $0.03 to each one-half common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share of the Company at $0.80 and expires August 9, 2009.

The Company also granted the Agents an over-allotment option to purchase additional Shares at a price of $0.62 and additional whole common share purchase warrant at a price of $0.06 for a period of 30 days from closing. The over-allotment option was partially exercised on September 7, 2007 and as a result, a total of 216,394 common shares of the Company at $0.62 and 323,947 whole common share purchase warrants at $0.06 were issued for gross proceeds of $153,601 and net proceeds of $144,385.

(4) Agents for the August 10, 2007, Offering were paid a cash commission equal to 6 percent of the gross proceeds and were granted non-transferable compensation options to acquire 2,307,692 Agents units. Each compensation option is exercisable for one Agent’s unit at $0.65 and expires on August 10, 2009. Each Agents’ Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole Agents’ common share purchase warrant will entitle the holder to acquire one common share of the Company at a price of $0.80 per common share and will expire on August 10, 2009.

b) Stock Options

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2007, 2006 and 2005.

	December 31, 2007		December 31, 2006		December 31, 2005
	Number of Options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding, beginning of the year	11,477,500	$0.39	11,298,667	$0.37	4,244,500	$0.52
Granted	8,950,000	0.70	1,965,000	0.45	8,420,000	0.33
Exercised	(1,978,565)	0.43	(1,155,833)	0.33	—	—
Cancelled/ Expired	(856,601)	0.58	(630,334)	0.44	(1,365,833)	0.51
Outstanding, end of the year	17,592,334	0.53	11,477,500	0.39	11,298,667	0.39
Options exercisable at the end of the year	14,249,925		9,619,793		7,980,333

The following table summarizes information about the stock options outstanding for the year ended December 31, 2007.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding As at December 31, 2007	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable As at December 31, 2007	Weighted Average Exercise Price
$0.30 – 0.36	6,030,000	2.73	0.32	6,030,000	0.32
$0.40 – 0.45	1,828,334	1.57	0.42	1,823,833	0.42
$0.50 – 0.55	784,000	1.83	0.51	765,944	0.51
$0.60 – 0.65	4,700,000	4.36	0.65	2,801,970	0.65
$0.75	4,250,000	4.19	0.75	2,828,178	0.75
	17,592,334			14,249,925

During the year ended December 31, 2007, 8,950,000 [2006 – 1,965,000] options were granted and were valued, for accounting purposes, at $2,716,750 [2006 – $428,628] using the Black-Scholes model. The weighted average assumptions for the 2007 – granted stock option series were; a 3-year term, 82 percent volatility, a risk free rate of 4 percent, and no expected dividends. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date. The vesting periods of these options: 1/3 of the shares were vested on the date of the grant; 1/3 vest 12 months after the grant date and another 1/3 vest 24 months after the grant date.

The total share compensation expense recognized for stock options in 2007 was $1,849,504 [2006 – $524,197].

c) Warrants

The following table shows movements in number of warrants of the Company for the years ended December 31, 2007 and December 31, 2006.

	December 31, 2007		December 31, 2006
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of the year	7,266,092	$0.47	1,270,000	$0.40
Granted (see note 7a)	19,554,716	0.80	7,266,092	0.47
Exercised (see note 5)[1]	(5,476,092)	0.43	(1,270,000)	0.40
Outstanding, end of the year	21,344,716	0.78	7,266,092	0.47
1.	100,000 of the total warrants exercised related to the March 31, 2006 private placement.

The following is a summary of the warrants outstanding as at December 31, 2007.

Exercise Prices	Number Outstanding As at December 31, 2007	Expiry date
$0.58	1,790,000	March 31, 2008
$0.80	19,230,769	August 10, 2009
$0.80	323,947	September 7, 2009
	21,344,716

d) Bonus Share Program

In 2007, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 469,850 common shares in 2008. On the grant date, the fair value of the 2007 incremental share award including the cash bonus is $258,124.

Employees who opted for their bonus to be paid in common shares in 2006 received, in the first quarter of 2007, 137,060 common shares of the 191,330 shares they were eligible to receive (based on the one year service requirement). On the grant date, the fair value of the 2006 incremental share award including the cash bonus was $128,071.

The total compensation expense recognized for the bonus share program for the year ended December 31, 2007 was $423,213 [2006 – $92,874] which includes $165,089 cash bonus accrual for a new bonus period.

8.    Related Party Transactions

The Company entered into the following related party transactions during the 2007 year:

	Year-to-date December 31
	2007	2006
Consulting and legal fees	$133,839	$83,371
Management fees	$1,228,499	$581,396
Reimbursement of expenses	$249,591	$147,377
Royalties	$112,336	$47,960

Legal and consulting fees

Consulting services provided by Jura Trust which is associated with John Seton, a director of the Company.  Legal services provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided as required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2007 and 2006; Momentum Resources International Pty Limited associated with Colin Patterson in 2007 and 2006; Wholesale Products Trading Limited associated with Peter Tiedemann in 2007 and 2006; Action Management Limited associated for Charles Barclay in 2007 and 2006; and Bractea Enterprises Limited (previously named EHM Accounting) associated with Erik Martin in 2006.   Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Other non-recurring transactions

a)	On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,428,571 at $0.56 per share for net proceeds of $11,967,772. Of the $12,000,000 gross proceeds, $7,250,000 of common shares were purchased at $0.56 per share by shareholders who own over 5 percent of the Company.

b)	On August 10, 2007, the Company completed an offering of 38,461,538 Units (see note 7) of the Company at a price of $0.65 per unit for net proceeds of $22,891,000. Of the $25,000,000 of gross proceeds, $2,500,000 of Units were purchased at $0.65 per share by shareholders who own over 5 percent of the Company.

9.    Commitments and Contractual Obligations

As at December 31, 2007

Payments Due	Total	Less than One Year	2 – 10 Years
Capital lease obligations	388,390	388,390	—
Operating leases	1,316,671	891,143	425,528
Purchase obligations – supplies and services	3,239,153	3,239,153	—
Purchase obligations – capital	2,214,365	2,214,365	—
Asset retirement obligations	1,072,931	147,572	925,359
Total	$8,231,510	$6,880,623	$1,350,887

10.    Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, capital lease obligations. The carrying amount of cash, receivables and capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments.

Currency risk

The Company is primarily exposed to currency fluctuations relative to the US dollar and Vietnamese Dong as a significant portion of the Company’s operating and development costs are denominated in these foreign currencies. Monetary assets and liabilities denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have an impact on expenditures, production costs and Company profitability. At present, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The foreign exchange loss for the year ended December 31, 2007 was mainly the result of foreign exchange fluctuations impacting the value of cash denominated in US dollars.

Interest rate risk

The Company was previously exposed to interest rate risk as interest on the variable interest rate US$2 million loan facility fluctuated due to changes in the LIBOR market interest rates. The loan was repaid in full on June 27, 2007.

There were no derivative instruments related to interest rates outstanding as at December 31, 2007 and December 31, 2006.

Market risk

The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments.

Concentration of credit risk

For the year ended December 31, 2007, one customer accounts for all sales and accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within one week of shipment.

11.    Capital Lease Obligation

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31, 2007	December 31, 2006
Total minimum lease payment	$388,390	$412,894
Less: current portion	388,390	412,894
	$—	$—

12.    Inventory

	December 31, 2007	December 31, 2006
Dore Bars	$293,829	$73,047
Ore in stockpiles	126,311	76,337
Gold in circuit	115,388	18,800
Mine operating supplies	757,935	448,859
Total	$1,293,463	$617,043

13.    Income Taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2007	2006	2005
Loss	$(8,942,000)	$(9,479,000)	$(2,768,000)
Expected tax benefit of 34.12 percent	(3,051,000)	(3,223,000)	(945,000)
Issue costs	(345,000)	(215,000)	(105,000)
Foreign tax differential	(843,000)	1,418,000	(268,000)
Non deductible expenses	2,129,000	116,000	596,000
Benefit of current year loss not recognized	2,110,000	1,904,000	722,000
Total income tax recovery	—	—	—

The components of the Company’s future income tax assets are as follows:

	2007	2006	2005
Non-capital losses carried forward	$5,731,000	$4,189,000	$2,415,000
Issue costs	760,000	616,000	263,000
Capital assets	53,000	25,000	25,000
Resource related deductions	636,000	692,000	641,000
Future income tax asset	7,180,000	5,522,000	3,344,000
Valuation allowance	(7,180,000)	(5,522,000)	(3,344,000)
Net future income tax asset	—	—	—

The company has non-capital loss carry forwards of $24,520,000 (2006 -$16,280,000), the benefit of which have not been recognized in these financial statements and which can be used to reduce future taxable income in the years up to and including 2027.

Non-capital loss carry forwards	Year of loss	Note	Amount	Expiry Date
Canada	2007	*	$5,458,000	2027
Vietnam	2007	**	1,411,000	2012
Canada	2006	*	2,789,000	2026
Vietnam	2006	**	8,470,000	2011
Canada	2005	***	1,143,000	2015
Canada	2004	***	2,431,000	2014
Canada	2003	****	858,000	2010
Canada	2002	****	1,225,000	2009
Canada	2001	****	735,000	2008
Total non-capital loss carry forwards			$24,520,000

*	– Loss carryforward of 20 years

**	– Vietnam has a loss carryforward of 5 years

***	– Loss carryforward of 10 years

****	– Loss carryforward of 7 years

Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resources expenditures have not been recognized in these consolidated financial statements.

14.    Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the ‘‘MOA’’) was signed with Abra Mining and Industrial Corporation (‘‘AMIC’’) and Jabel Corporation (‘‘Jabel’’) which allows the Grantee (defined as the Company and ‘‘a Philippine national corporation to be identified by the Company’’) to acquire an option to earn a 60 percent interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. The property covered by the MOA (the Capcapo Property.) consists of Mineral Production Sharing Agreement (MPSA) No. 144-99-CAR (MPSA 144), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (EXPA). Jabel holds the Capcapo Property in its name and is a minority shareholder in AMIC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.

The MOA is a binding agreement that was conditional on the Company’s completion of due diligence program to validate historical drilling information (completed in the third quarter of 2007). Under the MOA, once the due diligence procedures are complete with the drilling information being validated and a formal agreement is signed, a cash payment of US $200,000 will be made by the Grantee to AMIC. Under the MOA, the parties will form a joint venture corporation (Newco) that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Property will be a royalty. Aside from the royalty, any revenues from the Capcapo Property will be received and distributed by Newco.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (Kadabra). Kadabra has an authorized and outstanding stock of 30,000,000 Philippine pesos (equivalent to $700,000 Canadian dollars) and is 100 percent beneficially owned by the Company.

Upon full exercise of the option described in the MOA, Newco will be 40 percent owned by Kadabra, 20 percent owned by a Philippine national that the Company will identify (Philco), and 40 percent owned by AMIC. Collectively, the 40 percent ownership of Kadabra and the 20 percent ownership of Philco in Newco represent the 60 percent interest in the Property that is the subject of the MOA.

Under Philippine law, an entity holding a MPSA must be at least 60 percent owned by Philippine nationals. A corporation is considered a Philippine national if at least 60 percent of its outstanding shares is owned by Filipinos or Philippine entities that are themselves at least 60 percent owned by Filipinos. Since Newco will be a co-holder of the Property, this restriction applies to Newco. However, Newco’s structure complies with this restriction because the total of Philco’s and AMIC’s shares in Newco will, upon exercise of the option, meet the minimum 60 percent Philippine national ownership requirement.

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

For the Grantee to earn a 60 percent interest in the Capcapo Property, a cumulative spending of US$6 million by the Grantee on exploration and development must occur by the end of the fifth year after the signing of the formal agreement. The Grantee earns a 20 percent interest after the first US$1 million is spent, an additional 20 percent interest after an additional US$2 million has been spent and an additional 20 percent interest after an additional US$3 million has been spent. Once the 60 percent interest has been earned, Newco will be formed as described above. On the other hand, if the Grantee obtains less than the 60 percent interest, the Grantee would proportionately share in less than 60 percent of the results of the joint venture.

One year after full commercial production is achieved on the Capcapo Property, the royalty mentioned above would be paid to Jabel. The royalty would be equal to either 3 percent of gross value of production or 6 percent of annual profit of Newco, as defined in the MOA, whichever is higher. The MOA also provides the Company with a right of first refusal over MPSA No. 141-99-CAR (another Jabel tenement in the vicinity) and the area of the neighbouring EXPA that is in excess of the two-kilometer radius buffer zone. If exploration results are favourable, then the focus would be to construct a mine in order to extract, process and produce gold, with the future impact on the Company of higher capital expenditures associated with mine construction and upon completion of the mine construction, increased production and sales.

15.    Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.

16.    Differences from Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statement, balance sheet and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a)	Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on our properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that do not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (‘‘SEC’’) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP. Accordingly, any amortization, impairment charges or write-offs on deferred development and exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed.

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

Under U.S. GAAP, the production start date is determined by a number of factors including when all major capital expenditures have been completed for a mine, completion of a reasonable period of testing, the ability to produce gold in a saleable form and whether production/sales and extraction prior to production start date are considered de minimus. Under Canadian GAAP, the production start date is based on whether all major capital expenditures have been made, anticipated activity levels have been reached such as recovery rate, mining, crushing and processing tonnes per day and  the ability to consistently extract and produce gold.  Under Canadian GAAP, incidental revenue does not necessarily infer that production stage has been reached.  The criteria that resulted in the accounting difference would be the de minimus sales/production and extraction criteria resulting in the earlier production start date under U.S. GAAP.

c)	Asset Impairment – Long-Lived Assets

Under US GAAP, the Company’s impairment analysis of the US GAAP carrying values of its mineral properties and property, plant and equipment determined that no impairment had occurred as the estimated probability weighted undiscounted cash flows associated with these assets exceeded the respective carrying values.

For the years ended December 31		2007			2006
	Notes	Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Current assets		$29,029,207	—	$29,029,207	$6,422,563	—	$6,422,563
Long-term assets
Mineral properties	(b)	9,818,923	(37,500)	9,781,423	10,015,755	(37,500)	9,978,255
Capital assets(ii)	(b)	11,094,563	(79,332)	11,015,231	10,697,757	(79,332)	10,618,425
Deferred Financing Costs (i)		—	—	—	695,773	(486,537)	209,236
Deferred exploration and development costs	(a)	21,707,466	(21,707,466)	—	13,724,846	(13,724,846)	—
		42,620,952	(21,824,298)	20,796,654	35,134,131	(14,328,215)	20,805,916
Total Assets		71,650,159	(21,824,298)	49,825,861	41,556,694	(14,328,215)	27,228,479
Total Liabilities (i)		4,408,564	—	4,408,564	5,592,835	(486,537)	5,106,298
Total Shareholders’ equity		67,241,595	(21,824,298)	45,417,297	35,963,859	(13,841,678)	22,122,181
Total liabilities and Shareholders’ equity		$71,650,159	(21,824,298)	$49,825,861	$41,556,694	(14,328,215)	$27,228,479

(i)	Under US GAAP, deferred financing costs are netted against the loan.

(ii)	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalization interest is recorded as an addition to capital assets.

d) Reconciliation of consolidated net income

For the years ended December 31	Notes	2007	2006	2005
Net loss under Canadian GAAP		$8,941,689	$9,478,887	$2,768,461
Sales	(b)	—	(1,193,954)	—
Cost and expenses	(a) & (b)	—	1,536,989	—
Exploration and development expenditures	(a)	7,982,620	5,128,332	4,666,219
Reverse impairment charge	(a)	—	(4,280,000)	—
Reverse write-down	(a)	—	(438,931)	—
Net loss and comprehensive loss under US GAAP		$16,924,309	$10,231,323	$7,434,680
Basic and diluted loss per share		$0.08	$0.06	$0.06

e) Consolidated statements of cash flow under US GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.

For the years ended December 31	2007	2006	2005
Activities
Operating	$(10,992,707)	$(10,015,864)	$(5,648,626)
Investing	(1,627,525)	(3,956,487)	(6,335,240)
Financing	35,724,604	17,662,905	6,791,225
Cash at the beginning of year	4,101,536	404,987	5,597,628
Effect of foreign exchange rate changes on cash	(549,762)	5,995	—
Cash at end of year	$26,656,146	$4,101,536	$404,987

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the December 31, 2007 consolidated financial statements.

f) US GAAP Recent Developments

(i) In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations (‘‘SFAS 141R’’), which replaces SFAS No. 141, Business Combinations. Under the standard, an acquiring entity is required to record assets acquired and liabilities assumed in a business combination at fair value on the date of acquisition. Earn-out payments and other forms of contingent consideration will also be recorded at fair value on the acquisition date. The standard also requires fair value measurements to be used when recording non-controlling interests and contingent liabilities. In addition, the standard requires all costs associated with the business combination, including restructuring costs, to be expensed as incurred. For the Company, SFAS 141R is effective prospectively for business combinations having an acquisition date on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired contingencies. SFAS 141R amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to January 1, 2009 would also apply the provisions of SFAS 141R. The Company has not yet evaluated the potential impact of SFAS 141R on our consolidated financial statements.

(ii) In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements (‘‘SFAS 160’’), which amends ARB No. 51, Consolidated Financial Statements. This standard requires a non-controlling interest in a subsidiary to be reported in equity on the consolidated financial statements separate from the parent’s equity. The standard also requires transactions that do not impact a parent’s controlling ownership and do not result in the deconsolidation of the subsidiary to be recorded as equity transactions, while those transactions that do result in a change in ownership and a deconsolidation of the subsidiary to be recorded in net income (loss) with the gain or loss measured at fair value. For the Company, SFAS 160 is effective January 1, 2009 and should be applied prospectively with the exception of the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. The Company at this time has not evaluated the potential impact, if any,  of SFAS 160 on our consolidated financial statements.

(iii) In June 2007, the EITF ratified EITF Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (‘‘EITF 06-11’’). Under EITF 06-11 a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity classified non-vested equity shares, non-vested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. For the Company, EITF 06-11 is effective, prospectively, as of January 1, 2008. The Company does not expect the adoption of EITF 06-11 to have a material impact on our consolidated financial statements.

(iv) In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (‘‘SFAS 159’’), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. For the Company, SFAS 159 is effective as of January 1, 2008. The Company is in the process of currently evaluating the impact, if any, of the adoption of SFAS 159 on our consolidated financial statements.

(v) In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (‘‘SFAS 157’’), which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity operates. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. For the Company, SFAS 157 is effective as of January 1, 2008. In February 2008, the FASB issued Staff Positions No. 157-1 and No. 157-2 which partially defer the effective date of SFAS 157 for one year for certain non-financial assets and liabilities and remove certain leasing transactions from its scope. The Company is in the process of evaluating the impact, if any, of the adoption of SFAS 157 on our consolidated financial statements.

END OF NOTES TO FINANCIAL STATEMENTS