Form 20-F
period 2008-12-31
OLYMPUS PACIFIC MINERALS INC
filed 2009-03-31
CIK 1164099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 0-52324

Olympus Pacific Minerals Inc.
(Exact name of Registrant as specified in its charter)

Olympus Pacific Mineral Inc.

(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

Suite 500 — 10 King Street East Toronto, Ontario Canada, M5C 1C3
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None
Securities to be registered pursuant to Section 12(g) of the Act:
common shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 232,423,101

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. Yes ☐  No ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports). And (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated file ☐	Accelerated file ☐	Non-accelerated file ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

US GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☑ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐  No ☑

- ii -

- iii -

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

artisanal mining	mining at small-scale mines (and to a lesser extent quarries) that are labor intensive, with mechanization being at a low level and basic. Artisanal mining can encompass all small, medium, large, informal, legal and illegal miners who use rudimentary processes to extract valuable rocks and minerals from ore bodies.

bitumen	known as asphalt or tar, bitumen is the brown or black viscous residue from the vacuum distillation of crude petroleum.

breccia	a rock in which angular fragments are surrounded by a mass of finer-grained material.

C-horizon soil	the soil parent material, either created in situ or transported into its present location. Beneath the C horizon lies bedrock.

concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

exploration stage	the search for mineral deposits which are not in either the development or production stage.

Form 43-101	technical report issued pursuant to Canadian securities rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. The NI 43-101 Report is prepared in accordance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects [“NI 43-101”]. The 43-101 Form sets out specific requirements for the preparation and contents of a technical report.

feasibility study	a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

gneiss	a coarse-grained, foliated rock produced by regional metamorphism. The mineral grains within gneiss are elongated due to pressure and the rock has a compositional banding due to chemical activity.

grade	the metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

granodiorite	a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

gold deposit	a mineral deposit mineralized with gold.

hydrothermal	the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

igneous	a primary type of rock formed by the cooling of molten material.

inferred mineral resource	that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

intrusion	intrusive-molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

mafic	igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

metallurgical tests	scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

mineral resource	a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

open pit	a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

petrology	a field of geology which focuses on the study of rocks and the conditions by which they form. There are three branches of petrology, corresponding to the three types of rocks: igneous, metamorphic, and sedimentary.

pre-feasibility study	a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining methods, in the case of underground mining, or the pit configurations, in the case of an open pit, has been established, where effective methods of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

probable reserve	the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria.

production stage	all companies engaged in the exploitation of a mineral deposit (reserve).

proven reserve	the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

qualified person	an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and any technical reports; and is a member or licensee in good standing of a professional association.

reserve	that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of “ore” when dealing with metalliferous minerals such as gold or silver.

schists	a metamorphic rock containing abundant particles of mica, characterized by strong foliation, and originating from a metamorphism in which directed pressure plays a significant role.

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface.

shear	a tabular zone of faulting within which the rocks are crushed and flattened.

skarn	a lime-bearing silicate derived from nearly pure limestone and dolomite with the introduction of large amounts of silicon, aluminum, iron, and magnesium.

stoping	the act of mining in a confined space.

stratigraphic units	sequences of bedded rocks in specific areas.

strike	the direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.

thrust fault	a particular type of fault, or break in the fabric of the Earth’s crust with resulting movement of each side against the other, in which a lower stratigraphic position is pushed up and over another. This is the result of compressional forces.

trenching	the surface excavation of a linear trench to expose mineralization for sampling.

vein	a tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams
1 kilometre (km)	= 1,000 meters

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

3A.  Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended December 31, 2004-2008 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ substantially from United States generally accepted accounting principles (“US GAAP”). Reference is made to Note 16 to the audited financial statements for the years ended December 31, 2008, 2007 and 2006 in “Item 17. Financial Statements” for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report on Form 20-F.

Table No. 1: Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
(CAD$)	2008	2007	2006	2005	2004

CANADIAN GAAP
Revenue	7,755,495	6,996,257	1,644,040	Nil	Nil
Income (Loss) for the Period	(8,474,733)	(8,941,689)	(9,478,887)	(2,768,461)	(2,182,459)
Basic & Diluted Earning (Loss) Per Share	(0.04)	(0.04)	(0.06)	(0.02)	(0.02)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Period-end Shares	232,423,101	232,377,011	164,678,791	131,846,200	97,748,660
Cash	5,096,418	26,656,146	4,101,536	404,987	5,597,628
Working Capital	6,642,509	25,342,329	1,720,050	(1,862,041)	717,921
Mineral Properties	9,564,422	9,818,923	10,015,755	10,060,904	10,060,904
Deferred Development and Exploration	30,708,439	21,707,466	13,724,846	13,089,242	8,375,473
Long-term Liabilities	1,282,002	721,686	890,322	351,428	1,231,119
Capital Stock	104,206,522	104,159,423	66,074,507	49,709,671	38,749,225
Shareholders’ Equity	59,931,771	67,241,595	35,963,859	27,386,599	18,105,269
Total Assets	66,473,613	71,650,159	41,556,694	30,510,086	24,418,374
US GAAP
Net Income (Loss)	(13,957,382)	(16,924,309)	(10,231,323)	(7,434,680)	(6,720,137)
Income (Loss) Per Share — basic & diluted	(0.06)	(0.08)	(0.06)	(0.06)	(0.08)
Mineral Properties	9,526,922	9,781,423	9,978,255	10,060,904	10,060,904
Deferred Development and Exploration	3,518,324	Nil	Nil	Nil	Nil
Shareholders’ Equity	32,624,824	45,417,297	22,122,181	14,297,357	9,729,796
Total Assets	39,166,667	49,825,861	27,228,479	17,420,844	16,042,901

In this Annual Report on Form 20-F, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CAD$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended December 31, the average rates for the period and the range of high and low rates for the period. The data for each of the last six months is also disclosed.

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

Table No. 2: U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

February 2009	—	1.2710	1.2190	1.2710
January 2009	—	1.2749	1.1822	1.2365
December 2008	—	1.2971	1.1962	1.2240
November 2008	—	1.2850	1.1502	1.2360
October 2008	—	1.2942	1.0607	1.2158
September 2008	—	1.0797	1.0338	1.0597
Fiscal Years Ended:
12/31/2008	1.0713	—	—	1.2240
12/31/2007	1.0748	—	—	0.9913
12/31/2006	1.1341	—	—	1.1528
12/31/2005	1.2115	—	—	1.1656
12/31/2004	1.3017	—	—	1.2034
12/31/2003	1.4008	—	—	1.2923

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At March 24, 2009 , one U.S. dollar, as quoted by Reuters and other sources at 12 P.M. Eastern Time for New York foreign exchange selling rates, equalled $1.2318 in Canadian dollars (Source: The Wall Street Journal).

3B. Capitalization and Indebtedness

Not applicable

3C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3D. Risk Factors

The Company faces risk factors and uncertainties including the following general description of significant risk factors:

Not All Of The Company Mineral Properties Contain A Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

The Company May be Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business: The Company commenced producing gold from the Bong Mieu Property in the fourth quarter of 2006. Although the Company has received revenues from its sale of gold, its expenses still exceed its revenues due to continuing development and exploration. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources. If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment. If the Company is able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

The Company Requires Substantial Funds to Build its Proposed Mine at the Phuoc Sun Property which it may not be Able to Raise in the Current Economic Environment: In order to complete exploration of the property and construct a mine at its Phuoc Son Property, the Company estimates it will require approximately $52,000,000 U.S. However, in the current economic environment there is substantial doubt that the Company would be able to raise these funds through sales of its equity, the means it has used to finance its operations in the past. In addition, although the Company has investigated the possibility of financing construction of the mine through debt, there can be no assurance that debt financing would be available on acceptable terms, if at all. In the event that the Company is unable to raise the necessary funds to build the Phuoc Sun mine, the Company will not be able to maximize the recovery of gold from the Phuoc Sun Property. Although the Company has announced that it intends to truck materials from the Phuoc Sun Property to the Bong Mieu operating plant for processing, this approach is not as efficient as processing the ore on site, and, over the long term, would substantially reduce the profitability of the property.

The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production: The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future. It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production. However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production. Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization. Accordingly, as the Company has attempted to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it underestimated the amount of capital it needs and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability. Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production. Based upon an evaluation of the operating results of the Bong Mieu Central (Ho Gan) plant since the commencement of commercial production, management determined during the fourth quarter of 2006 that the carrying amount of the long-lived assets related to the Bong Mieu Central (Ho Gan) mine was not fully recoverable. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development cost in fourth quarter 2006.

The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production May Have Been Based Upon Incomplete Information: The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220) Mine into production. As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate. Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property. The Company is currently evaluating its funding options to further explore the property in order increase the known reserves and discover additional mineralization. However, in the current economic climate, the Company may be unable to raise the necessary funding. Accordingly, it may be unable to undertake the additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.

Because The Company’s Testing Of Its Mining Process At The Bong Mieu Central Gold Mine (VN220) Was Limited To Small Pilot Plant And Bench Scale Testing, It May Be Unable To Obtain The Expected Metallurgical Recoveries When It Scales Up Its Operations, Rendering The Project Unprofitable: Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing. A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore. Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220). The mine commenced limited operations in 2006, pouring its first gold bar in March 2006. At that time, it was determined that the mining process had to be reconfigured. Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals. The current ore throughput at the mine is approximately 500 tonnes per day. The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated. The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows. Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

The Company Will Not Be Able to Insure Against All Possible Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

Commodity Price Fluctuations — if the Price of Gold Declines, The Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

The Company May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

If The Company Does Not Comply With All Applicable Regulations, It May be Forced to Halt Its Business Activities: Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licences and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

Non-Compliance With Environmental Regulation May Hurt The Company’s Ability To Perform Its Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates. Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

If The Company is Unable To Obtain And Keep In Good Standing Certain Licences, It will be Unable to Explore, Develop or Mine any of Its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence. Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property. Without all the appropriate licences, the activities could not occur.

If The Company Does Not Make Certain Payments Or Fulfill Other Contractual Obligations, It May Lose Its Option Rights And Interests In Its Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

Title To Assets Can Be Challenged Or Impugned Which Could Prevent The Company From Exploring, Developing Or Operating At Any Of Its Properties: There is no guarantee that title to concessions will not be challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

Political And Economic Instability In Vietnam Or The Philippines Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers the company has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on the Company.

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

Our Stock Price Could Be Volatile: The market price of the common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

The Company Stock Will Be A Penny Stock Which Imposes Significant Restrictions On Broker-Dealers Recommending The Stock For Purchase: Securities and Exchange Commission (SEC) regulations define “penny stock” to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

The Company Does Not Plan To Pay Any Dividends In The Foreseeable Future: The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Companies Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Corporate Secretary, President, VP Explorations, Chief Operating Officer and VP Finance Vietnam.

Management May Be Subject To Conflicts Of Interest Due To Their Affiliations With Other Resource Companies: Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

Future Sales Of Common Shares By Existing Shareholders Could Decrease The Trading Price Of The Common Shares: Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

ITEM 4:  INFORMATION ON THE COMPANY

4A. History and Development of the Company

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) was incorporated by registration of its memorandum and articles under the laws of the Province of Ontario on July 4, 1951 under the name “Meta Uranium Mines Limited”. Effective August 24, 1978, the Company changed its name from “Meta Uranium Mines Limited” to “Metina Developments Inc.” The Company was continued under the Company Act (British Columbia) under the name “Olympus Holdings Ltd.” on November 5, 1992 and consolidated its share capital on a 4.5:1 basis. The Company further consolidated its share capital on a 3:1 basis and changed its name from “Olympus Holdings Ltd.” to “Olympus Pacific Minerals Inc.” on November 29, 1996.

On February 26, 1997, and subsequently amended on August 18, 1997, the Company entered into the Ivanhoe agreement with Ivanhoe Mines Limited (“Ivanhoe”) (formerly Indochina Goldfields Ltd.) and Zedex Ltd. (“Zedex”) (formerly Iddison Group Vietnam Limited, Iddison Holdings Limited, Iddison Limited and IT Capital Limited). Pursuant to the Ivanhoe Agreement, which was completed on September 11, 1997, the Company acquired from Ivanhoe all of the shares of Formwell Holdings Limited (“Formwell”), which holds all the shares of Bong Mieu Holdings Limited, which in turn holds 80% of the shares of Bong Mieu Gold Mining Limited (“Bogomin”). Bogomin, together with other local and national branches of the government of Vietnam, holds various mining and exploration licenses comprising the Bong Mieu gold mine and the Tien Ha properties in Quang Nam — Da Nang Province, in the Socialist Republic of Vietnam. The Company also entered into a joint venture agreement with Ivanhoe and Zedex, whereby at December 31, 2001, the Company had a 57.18% interest in New Vietnam Mining Corporation (“NVMC”). NVMC was comprised of Olympus (57.18%), Ivanhoe (32.64%) and Zedex (10.18%). The Phuoc Son Gold Project is held by NVMC. Olympus is the operator of the project.

In 2000, the Company was successful in raising $3.4 million in equity financings. During 2000, the Company accelerated its exploration activities at the Phuoc Son gold project in Central Vietnam.

In 2003, the Company’s subsidiary, NVMC, entered into a strategic alliance with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, resulting in the formation of the Phuoc Son Gold Company (“PSGC”) for the purposes of exploration and extraction activities and any other related activities. The Company owns 100% of NVMC which, in turn, owns an 85% interest in the Phuoc Son Gold Company (“PSGC”). Minco, owns 15% of PSGC. Refer to Item 4D.1 for further details on the joint venture.

On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement with Ivanhoe Mines Ltd and Zedex Limited (the “vendors”) to acquire the remaining interests held by the vendors in NVMC. In June 2004, the Company acquired the remaining 42.82% of the outstanding shares of NVMC from Zedex Limited (now referred to as “Zedex Minerals Limited” after a name change) and Ivanhoe.

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

On November 23, 2006, the Company signed a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) that allows the Grantee (defined as the Company and a Philippine national corporation to be identified by the Company) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property, located in the Philippines. The Capcapo Property consists of a Mineral Production Sharing Agreement (“MPSA”) No. 144-99-CAR (“MPSA 144”), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (“EXPA”). Jabel holds the Property in its name and is a minority shareholder in AMC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property. As at March 30, 2009, the joint venture terms had not been finalized due to ongoing negotiations with the partners.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp (“Kadabra”). Kadabra is 100% beneficially owned by the Company. Kadabra will hold the Company’s 40% interest in the joint venture and is used to track expenditures by the Company on the joint venture. On September 21, 2007, the Company announced that it had completed its due diligence at Capcapo.

Following the initiation of Community Consultation in accordance with Philippine laws in the fourth quarter of 2007 and the commencement in the first quarter of 2008 of a formal program of Free, Prior and Informed Consent, undertaken in conjunction with the National Commission on Indigenous Peoples (NCIP), all efforts in Capcapo area have concentrated on obtaining Community approval which is required before any further exploration can continue. At December 31, 2008, the formal report and community decision was still awaited from the NCIP.

Total cumulative spending on this project as at December 31, 2008 was $922,920 which was capitalized to deferred exploration. At December 31, 2008 the full $922,920 of capitalized deferred exploration expenditure has been written off. Management considers this is a prudent measure given the political unrest in the Philippines and the economic uncertainty of world markets at present. No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture Agreement are resolved. Refer to Item 3D for list of risk factors.

In July, 2007, the Company signed a Framework of Laos and Cambodia Joint Venture Agreement with Zedex covering exploration activities in Laos and Cambodia. Refer to Exhibit 3.20. As this joint venture is in the early stages of set-up, there was minimal activity in 2007 and 2008 and there is minimal budgeted expenditures anticipated in 2009.

In January 2008 the Company was granted a two year Exploration License over a 42 square kilometres area in the Phuoc Son project area, in Quang Nam Province, Vietnam.

In the first quarter 2008 the first ore targets were intersected at the Bong Mieu Underground Deposit. The holing of the decline development at the lowest level of the old mine was completed in the second quarter which lead to partial development and stoping in the third quarter of 2008.

On March 6, 2008, the Company’s common shares commenced trading on the OTC Bulletin Board in the United States.

On March 26, 2008 the Company received a positive independent feasibility study “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam”. (the “Technical Report”) authored by independent mining and geological consultants, Terra Mining Consultants/Services & Associates. The full text of the report is available on Sedar website. (www.sedar.com).The Technical Report confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders. In July 2008 the Company decided to self-fund the Dak Sa project at Phuoc Son by the treatment of high-grade Dak Sa ore at the Bong Mieu gold processing plant on a toll treatment basis.

On August 28, 2008 the Company received approval from the Vietnamese authorities to trial the toll treatment of Phuoc Son ore at its Bong Mieu plant. The Company commenced sourcing high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation in August 2008. The trail treatment operation was carried out over three months. Following the trial the Company undertook plant modifications to enable more efficient processing of the high-grade Phuoc Son ore.

On December 15, 2008, the Company was granted and registered with the Department of Geology and Minerals of Vietnam the Bong Mieu Exploration Licence No 2125/GP-BTNMT. Refer to Exhibit 3.31.

In March 2009, the Company received approval from the Vietnamese authorities for a trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant.

The Company’s executive office is located at:

Suite 500 — 10 King Street East
Toronto, Ontario, M5C 1C3
Canada

The Company’s registered and records office is located at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, Canada. Its telephone number is (416) 572- 2525.

The Company has financed its operations through the financings listed in the table shown below.

Table No. 3: Financings

		Number of
Fiscal Year	Nature of Issuance	Shares	Capital Raised

December 31, 2000	Private Placement(1)	6,625,000	$1,840,000
December 31, 2001	Private Placement(2)	10,964,500	$3,944,000
December 31, 2002	Nil	Nil	Nil
December 31, 2003	Private Placement(3)	21,163,459	$6,832,063
December 31, 2004	Private Placement(4)	Nil	Nil
December 31, 2005	Private Placement(5)	32,645,000	$11,063,500
December 31, 2006	Private Placement(6)	27,000,000	$15,660,000
December 31, 2007	Private Placement and Public Offering(7)(8)	60,106,503	$37,153,601

Notes:

(1)	In 2000, the Company raised a total of $1,840,000 through two separated financings:

(i.)	In March 2000, 4,500,000 units were sold for $0.22/unit. Each unit was comprised of one common share and one two-year share purchase warrant entitling the holders to acquire up to 4,500,000 shares at $0.30/unit during the first year and at $0.40/unit during the second year;

(ii.)	In August 2000, 2,125,000 common shares were issued at $0.40/share to various holders.

(2)	In 2001, the Company completed three financings and raised a total of $3,944,000:

(i.)	In February, 1,200,000 units were sold for $0.60/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.75/warrant for a one-year period, and $1.00/warrant for the second year;

(ii.)	In July, 552,000 units were sold for $0.50/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.65/warrant for a one-year period, and $1.00/warrant for the second year;

(iii.)	In December, 9,212,500 units were sold for $0.32/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.32.

(3)	In 2003, a total placement, raising $6,832,063 was completed in three closings:

(i.)	In February, 1,562,750 units were sold for 0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period;

(ii.)	In March, 3,267,500 units were sold for $0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.50/warrant for a one-year period;

(iii.)	In October, 16,333,209 units were sold for $0.30/unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period and thereafter at a price of $0.50/unit for a one-year period.

(4)	On June 29, 2004, the Company closed a “Vend-In Agreement”, whereby it acquired the remaining 42.82% interest in the NVMC joint venture. The acquisition resulted in the issuance of 13,483,133 common shares of the Company of which Zedex received 3,205,467 shares and Ivanhoe received 10,277,646 shares. No capital was raised in this transaction.

(5)	In 2005, a total placement, raising $11,063,500 was completed in two closings:

(i.)	In January, the Company closed a $5,080,000 private placement with Dragon Capital Markets Limited (“Dragon Capital”) by issuing 12.7 million common shares priced at $0.40/unit. In consideration for its service, Dragon Capital was paid a finders’ fee of US$261,471 and was granted 1,270,000 warrants exercisable at $0.40/unit for a period of one year from the date of closing;

(ii.)	In September, the Company received $5,983,500 from the closing of a private placement and issued 19,945,000 common shares priced at $0.30/share.

(6)	On March 31, 2006, a private placement closed where the Company issued 27,000,000 shares at $0.58 raising $15,660,000.

(7)	On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772. The net proceeds were used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

(8)	On August 10, 2007, the Company closed an offering (the “Offering”) of units of the Company (“Units”) for aggregate gross proceeds of $25,000,000 (the “Closing”). Pursuant to the Offering, the Company issued and sold a total of 38,461,538 Units at a price of $0.65 per Unit. Each Unit was comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (“Warrant”). Each whole Warrant will be exercisable at $0.80 until August 10, 2009. The Company granted the Agents an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (“Additional Shares”) at a price of $0.62 per Additional Share and up to an additional 2,884,615 Warrants (“Additional Warrants”) at a price of $0.06 per Additional Warrant, for further gross proceeds of up to $3,750,000, if exercised in full. In consideration for their services, the Corporation paid a fee of $1,500,000 to the Agents (equal to 6% of the gross proceeds realized from the sale of Units). The Agents were also granted non-transferable options (the “Compensation Options”) to acquire 2,307,692 Units (each an “Agents’ Unit”) (equal to 6% of the number of Units issued pursuant to the Offering). Each Compensation Option is exercisable to acquire one Agents’ Unit at $0.65 until August 10, 2009. Each Agent’s Unit consists of one common share of the Company and one-half of one common share purchase warrant (“Agents’ Warrants”). Each whole Agents’ Warrant will be exercisable to acquire one common share of the Company (a “Agents’ Warrant Share”) at a price of $0.80 per Agents’ Warrant Share until August 10, 2009. On September 7, 2007, the over-allotment option granted to the agents in connection with the Company’s public offering of units (the “Offering”), was exercised in respect of 216,394 common shares (“Additional Shares”) at a price of $0.62 per Additional Share and 323,947 warrants (“Additional Warrants”) at a price of $0.06 per Additional Warrant, resulting in additional gross proceeds of $153,601. Each whole Warrant will be exercisable at $0.80 until August 10, 2009. The partial exercise of the over-allotment options brings the aggregate gross proceeds to the Company under the Offering to $25,153,601. The net proceeds from the Offering are being used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

The Company does not have an agent in the United States.

Capital Expenditures

The table below shows the historical capital balances:

Capital Assets, Mineral Properties and Deferred
As at December 31	Exploration and Development Costs

2000	$11,304,325
2001	11,241,723
2002	7,830,889
2003	8,735,520
2004	18,618,467
2005	29,600,068
2006	35,134,131
2007	42,620,952
2008	54,571,264

4.B Business Overview

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, the estimation or realization of mineral reserves and resources, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 3 in the section entitled “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

4A.1. General

General

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) is an international mining exploration and development company focused on the mineral potential of Vietnam and the Southeast Asia. Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies, New Vietnam Mining Corporation and Bong Mieu Gold Mining Corporation, and maintains an office in Danang in central Vietnam.

The Company’s two most advanced properties, covered by investment licenses, are the 70 square kilometres Phuoc Son Gold property and the 30 square kilometres Bong Mieu Gold property. Both properties are located in central Vietnam along the Phuoc Son-Sepon Suture. The Bong Mieu and Phuoc Son Gold properties are approximately 74 kilometres apart. Proven and probable reserves exist for the Bong Mieu Central Gold Mine.

The Ho Gan plant at the Bong Mieu gold property was commissioned in 2005 and commercial production started in the fourth quarter of 2006. The Company poured its first 3.6 kg doré bar on February 15, 2006. To December 31, 2008 the plant had produced 25,685 ounces of gold. Plant output has steadily improved with recent modifications enabling output of up to 1,500 ounces per month.

Exploration work to date has resulted in one new significant discovery in the Bong Mieu East area (Thac Trang) as well as a number of new, surface showings. In addition, further exploration will be required to define the extent of the deposits in several directions. Based on results of the exploration work completed to date, management believes the potential for additional discoveries and resource expansion at the Bong Mieu property is positive. Underground evaluation studies are continuing at the Bong Mieu Underground mine, located within one kilometres of the operating Bong Mieu Central plant site.

The Phuoc Son Gold property is located in central Vietnam, 74 kilometres from the Bong Mieu Gold property. The property hosts over 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property. Phuoc Son Gold Mining Company has been granted a Mining Licence by the Government of Vietnam to mine and develop its Dak Sa Deposits (North and South Deposits). The Mining Licence was the last major permit required prior to proceeding with development and production. All major environmental approvals have been received. Exploration work to date has defined the “productive” Dak Sa zone, which contains the two deposits, North and South Deposits, over a minimum length of approximately five kilometres. Evaluation of the large Phuoc Son land package continues to reinforce the potential of the overall property to host new deposits which could be mined in conjunction with the anticipated Dak Sa operation or have potential to be stand alone deposits. There is no known commercially minable mineral deposit on this property.

4A.2. Description of Mining Industry

Our business is highly speculative. We are exploring for base and precious metals and other mineral resources. Ore is rock containing particles of a particular mineral (and possibly other minerals which can be recovered and sold), which rock can be legally extracted, and then processed to recover the minerals which can be sold at a profit. Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straight forward. First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers. Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which can then be analyzed. This work is undertaken in staged programs, with each successive stage built upon the information gained in prior stages. If exploration programs discover what appears to be an area which may be able to be profitably mined, we will focus our activities on determining whether that is feasible, while at the same time continuing the exploratory activities to further delineate the location and size of this potential ore body. Things that will be analyzed by us in making a determination of whether we have a deposit which can be feasibly mined at a profit include:

1. The amount of mineralization which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

2. The expected mining dilution;

3. The expected recovery rates in processing;

4. The cost of mining the deposit;

5. The cost of processing the ore to separate the gold from the host rocks, including refining the precious or base metals;

6. The costs to construct, maintain, and operate mining and processing activities;

7. Other costs associated with operations including permit and reclamation costs upon cessation of operations;

8. The costs of capital;

9. The costs involved in acquiring and maintaining the property; and

10. The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001-2008 ranged from a low of $271 U.S. in 2001, to a high of US$1,011.25 in 2008. At March 19, 2009, the price of gold was $956.50 U.S. per ounce1.

Our analysis will rely upon the estimates and plans of geologists mining engineers, metallurgists and others.

If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

•	seeking to sell the deposit or the Company to third parties;

•	entering into a joint venture with larger mining company to mine the deposit; or

•	placing the property into production ourselves.

There can be no assurance, that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, if warranted, other than the Bong Mieu East property which is currently in production, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms, or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves. Our mining operations are subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation. Reference is made to “Item. 3. Key Information. D. Risk Factors.”

REGULATION OF MINING INDUSTRY AND FOREIGN INVESTMENT IN VIETNAM

The current Vietnamese mining law was enacted in 1996, with various subsequent modifications. The Vietnamese Mining Law was initially drafted by an international law firm (Phillip Fox) and broadly modeled on Australian and Canadian Mining Law. A company may apply to the licensing authority, the Ministry of Natural Resources & Environment, for prospecting, exploration and mining Licenses, much as in Australia and Canada. A prospecting license provides for low impact prospecting over a broad area for a 2 year term; an exploration license provides an exclusive right to conduct advanced exploration over areas of up to 50 square kilometres for an initial 2 year term, after which 50% of that area may be renewed for a further 2 year term. Exploration license holders have the right to apply for a mining license at any time up to 6 months after expiry of an exploration license. A mining preliminary feasibility study, an Environmental Impact Report and an investment license are required to support a mining license application. Investment licenses are issued by the Ministry of Planning and Investment. A mining license provides the right to mine specified minerals for the life-of-mine indicated by the preliminary feasibility study.

On January 11, 2007, Vietnam became a full member of the World Trade Organization (“WTO”). After becoming a full member of the WTO, various commitments Vietnam has made for joining the WTO will become effective. These commitments impact a number of areas such as tariffs and duties on goods, foreign service providers’ access to Vietnam, foreign ownership, reforms on Vietnam’s legal and institutional set up for trade, foreign exchange, commercial business, trading rights, policy making, duties, restrictions, pricing and export restrictions. The overall changes will further expand Vietnam’s access to the global economy and facilitate doing business in Vietnam. These reforms have no immediate impact on the Company but would likely make it easier in the future for the Company to conduct its business activities in Vietnam.

Since Vietnam is now a member of the World Trade Organization (“WTO”), foreign companies under the terms of WTO membership, are expected to be treated on an equal basis as Vietnamese companies.

Profits earned in Vietnam transferred abroad annually shall be the amount of profits of a fiscal year distributed to the foreign investor after payment of corporate income tax, plus (+) other profits earned in the year, such as profits from assignment of capital, from assignment of assets, items of corporate income tax which were paid and then

1 Based upon the Average Spot Price of Gold, London PM fix.

refunded to the foreign investor in accordance with the provisions of the Law on Corporate Income Tax; less (-) items which the foreign investor has used or undertaken to use to re-invest in Vietnam, profit items which the foreign investor has used to pay out the expenses of such foreign investor for production and business operations or for private needs of the investor in Vietnam, and profit items provisionally transferred during the year. The amount of income that an investor is permitted to transfer abroad in a fiscal year shall be determined after the Company submits an audited financial report and a tax finalization report for the fiscal year with the local tax office which manages the enterprise. Foreign investors shall be permitted to transfer profits abroad in the following circumstances: (i) Annual transfer and one-off transfer of the whole of the amount of profits distributed or earned after the end of the fiscal year and after filing a tax finalization report with the tax office, (ii) Provisional transfer during a fiscal year once every quarter or once every six months after payment of corporate income tax in accordance with the Law on Corporate Income Tax (except for foreign investors exempt from corporate income tax in accordance with the provisions of the Law on Corporate Income Tax and the Law on Foreign Investment in Vietnam), (iii) Transfer of profits upon termination of business operation in Vietnam in accordance with the Law on Foreign Investment in Vietnam.

4C. Organizational Structure

(1)	Following the grant of an investment license Phuoc Son Gold Company Limited was formed with Mien Trung Industrial Company holding 15% and NVMC holding 85%.

(2)	BM Holdings was deregistered in Thailand due to non-filing. BM Holdings was reinstated on November 5, 2007 by the Thai government.

(3)	Presently non-operating.

4D. Property, Plant and Equipment

General

The Company is devoting most of its resources to the exploration and development of two gold mining properties in Vietnam — the Phuoc Son Property and the Bong Mieu Property.

The Bong Mieu Property, of which the Company owns a 80% interest, commenced production activities in the fourth quarter of 2006 and, through to December 31, 2008, has produced 25,685 ounces of gold. The Company is currently undergoing modifications to the plant in order to improve recoveries and is conducting exploration activities in order to increase the known reserves on the property.

The Company’s other major property is the Phuoc Sun Property, in which it owns an 85% interest. This property is located in the western highlands of Quang Nam Province, in central Vietnam, some eight kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres southwest of the costal city of Da Nang, the fourth largest city in Vietnam. The Company is currently conducting exploration activies on this property and is attempting to raise the $52 million it believes is necessary to construct the plant for a mine and conduct additional exploration activities to increase the known mineralization on the property. In March 2009 the Company has begun transporting materials from this property to its processing facility at the Bong Mieu mine.

In addition to its interests in Vietnam, the Company has an interest in a property in the Phillipines but because of difficulties it has encountered in negotiating a joint venture agreement, has no immediate plans to explore the property, and has written off its $922,920 investment in the property.

In order to acquire, explore and develop its property interests in Vietnam, the Company was required to acquire licenses from the Vietnamese government. Reference is made to paragraph 4.A for a discussion of the regulation of mining activities in Vietnam. Following is a schedule of the Investment and Mining Licenses the Company, through its subsidiaries or affiliated companies, holds:

Schedule of Investment Licenses

Grant
Project	Owner	License	Area	Status	Date	Term	Expiry Date

1. Bong Mieu	BOGOMIN	IL 140/GPDC2	30 Sq Km	Granted	5/3/91	25 years	5/3/2016
2. Phuoc Son	PSGC	IL 2355/GP	70 Sq Km	Granted	20/10/2003	30 years	20/10/2033

Schedule of Mining Licenses

						Grant		Expiry
Project	Mine	Owner	License	Area	Status	Date	Term	Date

1. Bong Mieu	Ho Gan (VN220)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017
Bong Mieu	Nui Kem (VN230)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017
Bong Mieu	Ho Ray	BOGOMIN	Proposed new MLA	Not yet defined	Proposed	—	—	—
2. Phuoc Son	Dak Sa Bai Dat	PSGC	ML116/GP- BTNMT	1.00 Ha	Granted	23/1/2006	3.5 years	23/7/2009
2. Phuoc Son	Dak Sa Bai Go	PSGC	ML116/GP- BTNMT	0.52 Ha	Granted	23/1/2006	3.5 years	23/7/2009

Schedule of Exploration License

Phuoc Son	PSGC	EL 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010
Bong Mieu	BOGOMIN	EL 2125/GP-BTNMT	30 Sq Km	Granted	24/10/2008	2 years	24/10/2010

Schedule of Certificates

Company	Type of Certificate	Date Granted	Term	Expiry Date

Bong Mieu Gold Mining Company	Gold export certificate	31/12/2008	1 year	31/12/2009
Phuoc Son Gold Mining Company	Gold export certificate	31/12/2008	1 year	31/12/2009
Bong Mieu Gold Mining Company	Land Use Certificate	9/10/1993	25 years	09/2017

Schedule of Exploration Tenements (Applications)

Project	E.L. Reg. #	Reg. Holder

1. Phuoc Son	67/GP-BTNMT	PSGMC
2. Bong Mieu	2125/GP BTNMT	BOGOMIN
3. Capcapo	MPSA#141, EXPA#085	AMIC
4. Khau Pum	—	OPVL
5. Phuoc Thanh	—	PSGC
6. Sanakham	MEAPA	OYM

4D.1 Phuoc Son Gold Property

Olympus Pacific currently holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in the PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest. If any party fails to contribute, by way of debt or equity, in proportion to its participating interest or defaults on any other substantial obligation under the agreement and such default is not rectified within 60 days of notice of default, the non-defaulting party can terminate the agreement or serve notice on the defaulting party which would result in the participating interest of each party being recalculated and adjusted based on the percentage of debt and equity contributed by each party when compared to the total debt and equity contributed by both parties.

On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement with Ivanhoe Mines Ltd and Zedex Limited (the “vendors”) to acquire the remaining interests held by the vendors in NVMC. The Company issued a total of 13,483,113 shares to acquire the NVMC interest. As a result of these agreements, the Company owns 100% of NVMC. NVMC owns 85% of the Phuoc Son Gold Project resulting in the Company holding an 85% interest in the Project. Upon closing of the Vend-in Agreement, the original joint venture agreement dated September 11, 1997 between Olympus, Zedex Limited and Ivanhoe Mines Ltd. was terminated. Post closing, each vendor has the right to nominate two directors as long as each vendor holds 15% or more of Olympus’ issued and outstanding shares as at the record date for the annual general meetings. If the ownership of Olympus’ outstanding shares drops below 15% but remains above or equal to 10%, the right exists for one director to be nominated. If ownership is below 10%, there is no obligation to include a nominee for director from a vendor. In June 2004, the Company acquired the remaining 42.82% of the outstanding shares of NVMC from Zedex and Ivanhoe. The Company completed the acquisition by issuing 13,483,133 common shares of which 3,205,467 shares were received by Zedex and 10,277,646 shares were received by Ivanhoe. As at March 9, 2009, Ivanhoe held no Olympus shares and Zedex Minerals Limited (formerly Zedex Limited) holds approximately 30% of Olympus’ issued and outstanding shares. Consequently, only Zedex Minerals Limited has retained the right to nominate two directors and Olympus no longer has the obligation to include a nominee from Ivanhoe Mines Ltd.

At Phuoc Son, the Company holds an investment license covering a 70 square kilometres area and a mining license on the Dak Sa deposits. The Dak Sa Underground Project is currently comprised of two deposits, the North (Bai Go) and South (Bai Dat) deposits.

On March 7, 2007, the Company released updated resource estimates for Phuoc Son incorporating the results of drilling up to October 2006. On January 15, 2008, the Company released updated resource estimate for Phuoc Son incorporating the results of drilling up to October 2007. Exploration work to date has defined the “productive”

Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

In January 2008 the Company was granted a two year Exploration License over a 42 square kilometres area in the Phuoc Son project area, in Quang Nam Province, Vietnam.

On March 26, 2008, the Company received a positive independent feasibility study “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam”. (the “Technical Report”) authored by independent mining and geological consultants, Terra Mining Consultants/Services & Associates. The full text of the report is available on Sedar website. (www.sedar.com). The Technical Report confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders. In July 2008 the Company decided not to seek outside funding for the Dak Sa project. Instead, the Company began treating the ore at the Dak Sa project at Phuoc Son by treating at its Bong Mieu gold processing plant on a toll treatment basis.

On August 28, 2008 the Company received approval from the Vietnamese authorities to conduct a trial test of the toll treatment of Phuoc Son ore at its Bong Mieu plant. The Company commenced sourcing high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation in August 2008.

(a) Property Description and Location

The Phuoc Son Gold property, is located in the western highlands of Quang Nam Province, in central Vietnam, some 8 kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres (140 kilometres by road) southwest of the coastal city of Da Nang, the fourth largest city in Vietnam (see Figure 1).

To date, over 30 gold prospects have been identified within the 70 square kilometres project area. The most advanced prospects are in the Dak Sa sector. On May 18, 2005, Olympus announced the results of a positive independent preliminary assessment study completed by Micon International Limited (“Micon”) for the Dak Sa Underground Project which covers the South (Bai Dat) and North (Bai Go) deposits which lie about 1 kilometres apart and these two deposits, once developed and constructed into mines, will share the same infrastructure and expected to eventually be connected by an underground tunnel. There is no known commercially mineable mineral deposits on this property and there can be no assurance that a commercially mineable mineral deposit exists on the property.

On October 20, 2003, a 30-year investment license No. 2355/GP was granted for the Phuoc Son property covering 7,000 hectares. The license permits Minco and NVMC to establish a joint venture, Phuoc Son Gold Company Limited (“PSGC”), for a term of 30 years. PSGC has investment capital of $10,000,000 and legal capital of $3,000,000, of which NVMC contributed $2,550,000 (85%) and Minco contributed $450,000 (15%). PSGC must pay the Vietnamese government annual land rent and annual corporate tax of 40% of net profit but will be exempt from import duties and is subject to 7% tax upon remittance of profits abroad. Minco has not contributed to the legal capital and Minco has chosen to defer its rights to receive its share of the distributions of profits until its contribution to legal capital is recovered in full. Minco is not planning to pay its legal contribution. Minco will not receive their entitled share of profits until their legal capital portion has been recovered, after which Minco will start receiving their share of profits. Legal capital recorded for PSGC of $2,550,000 is equal to what has been contributed. The Company and NVMC are not required to contribute Minco’s share of the legal capital.

On January 23, 2006, a Mining License application was granted over the South and North deposits. The Mining License allows the Phuoc Son Gold Company Ltd. within a 3.5 year period from date of grant to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will need to obtain an extension on the Mining License as the 3.5 year period will be inadequate for construction and mining. The Company is in the process of obtaining the construction license and the import license for mining equipment for the Phuoc Son Gold property. In January 2008, PSGC obtained a new exploration license with a term of two years which will allow exploration activities in the specified areas. Under the Vietnamese law, an exploration license is required to get a new amended mining license. Refer to risks outlined under Item 3D.

Figure 1 shows the location of the property.

Figure 2 shows the location of these deposits and the principal facilities on the property.

Figure 1. Phuoc Son Gold Property

Figure 2. Project Site Plan for Bai Dat (South) and Bai Go (North) deposits

(b) Accessibility, Climate, Local Resources, and Infrastructure

Access to the Dak Sa Project area within the Phuoc Son property is by 140 kilometres of bitumen road from Da Nang to Kham Duc. From Kham Duc to the mine area is approximately 14.5 kilometres on a fairly poor dirt road. This access road will be upgraded during construction. The South and North gold deposits lie about one kilometres apart and are linked together via a dirt road.

The climate is sub-tropical with average monthly temperatures ranging from about 27° C in June to 20.5° C in December, although it is reported that temperatures may fall below 15° C in the cold season. Average annual rainfall is 2,762.5 mm with the maximum average monthly value of 763.8 mm, which occurs in October.

The minimum average monthly precipitation value is for February and measures 30.9 mm. Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December. Storms often occur in Quang Nam Province in September, October and November and cause heavy rain and strong wind with an average speed of 65 kilometres/hr and a maximum of approximately 140 kilometres/hr.

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

Electricity is provided from the Vietnam national grid supplying 1.6 MW at 22 kV supply. Telecommunications facilities are good and include internet and cell phone service. Water, although often polluted by the artisanal mining, is readily available on and near the Property. The population density within the Dak Sa Valley is approximately 25 per square kilometres2. Except for small-scale slash and burn agriculture, the topographic relief in the area of the project area is unfavorable for farming activities.

(c) Geology

Two major stratigraphic units are present on the Property as follows:

Kham Duc Formation (Proterozoic): This formation consists largely of sedimentary rock.

Avuong Formation (Paleozoic): This formation is distinctive as it hosts significant amounts of mafic volcanic rock types.

The most significant fault related to mineralization on the Property is the Dak Sa Fault Zone (“DSFZ”). The Dak Sa fault zone runs North-South for over five kilometres through the centre of the Dak Sa Prospect (host to the South (Bai Dat) and North (Bai Go) deposits). The DSFZ appears to be primarily a thrust fault and features prominent gold mineralized quartz vein/breccias.

(d) History of Exploration on the Phuoc Son Gold Property

In 1997 and 1998, Olympus Pacific Minerals became involved in the Phuoc Son project and took over direction of exploration programs from Indochina Goldfields Ltd. (subsequently Ivanhoe Mines Ltd.).

Since Olympus became directly involved in Phuoc Son in 1998 there have been several stages of exploration (carried out through and by NVMC). Selected portions of the property, including some safely-accessible artisanal underground workings, have been subjected to geological mapping, bedrock, float and channel sampling, soil geochemical surveying, magnetic surveying, self-potential geophysics and diamond drilling. The exploration stages are described as follows:

•	Stage 1 (October 1998 — March 1999): reconnaissance surveying of the then 100 square kilometres license area, identification of the three major mineralized shear structures, and commencement of detailed exploration over the first of these structures (the Dak Sa shear zone);

•	Stage 2 (April 1999 — December 1999): continuation of detailed exploration over the southern end of the Dak Sa shear zone (including mapping/sampling and diamond drilling six holes at Bai Dat) and follow-up exploration at other sites (particularly at K7) within the balance of the license area;

•	Stage 3 (January 2000 to June 2000): grid soil sampling in the Dak Sa & K7 shear zones, rock sampling, geological mapping, pan concentrate survey, diamond drilling of 29 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go, within the Dak Sa shear zone;

•	Stage 4 (July 2000 to December 2000): detailed geological mapping, nine square kilometres soil survey north of Bai Go, rock geochemistry, petrology and diamond drilling of 17 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go;

•	Stage 5 (January 2001 — December, 2001): continuation of drilling with 31 additional holes at the Bai Go, Bai Gio and Bo prospects, as well as geological mapping, rock and soil geochemistry, pitting, surface and underground channel sampling, petrology, and gridding at other prospects including K7, Hoa Son, Tra Lon, Suoi Cay, Vang Nhe, Khe Rin, Khe Do and Khe Cop;

•	Stage 6 (January 2002 to December, 2002): scout drilling at the Khe Rin, North Khe Do, Khe Do, Bai Buom, Tra Long and K7 prospects (32 drillholes), as well as pitting at Nui Vang, geological mapping/sampling, soil

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

As at December 31, 2003, accumulated deferred exploration costs were $3,320,716 and mineral properties was $904,605 for the Phuoc Son Gold Property

2004 Work

In 2004, deep C-horizon soil geochem, ground magnetic and radiometric surveying were completed at the South Bai Cu, Round Hill, Ca Creek, Dak Sa, North Dak Sa, Bai Gio East, Bai Gio North, Hoa Son, K7 East and Tra Long prospects. A small orientation SP (self potential geophysics), program was completed at Nui Vang prospect. Geological mapping was conducted at Dak Sa, Quartz Creek, South Bai Cu, Round Hill, K7 and Ca Creek prospects. A BLEG and stream sediment sample program was completed over the northern section of the Phuoc Son Investment Licence not covered by previous surveys. Diamond drill programs were carried out at Bai Cu (4 holes), Bai Chuoi (one hole), Round Hill (5 holes), Nui Vang (3 holes), K7 (3 holes), Bai Gio North (6 holes), and Khe Rin (7 holes), prospects. Two metallurgic drill holes were completed at Dak Sa — South Deposit (one hole), and North Deposit (one hole). A geophysical consultant from Canada visited the property and filtered/processed all previous magnetic data to facilitate improved anomaly resolution. Based on what management considered to be favorable results, exploration continued into 2005. During the year ended December 31, 2004, $1,095,335 was incurred on mineral properties for the Phuoc Son Gold Property, excluding the impact of the Vend- In transaction described in Item 4.D.1.

2005 Work

In 2005, Self Potential (SP), geophysical programs were completed over the Dak Sa sector, Hoa Son, Bai Gio North, Bai Gio East and Bai Cu prospects. Trenching and sampling at Bai Gio North and Bai Gio East was completed. Geological mapping was completed at Bai Gio North, Bai Gio East, Hoa Son and Bai Chuoi. Exploration diamond drilling programs were conducted at Bai Go North (one hole), North Deposit (9 holes), South Deposit (16 holes) and Bai Chuoi (3 holes). An intensive re-logging program was carried out on North Deposit drill core during the year, combined with structural studies and new drill sections prepared and reviewed for Dak Sa. Resource estimates were completed to update the South Deposit ore body, incorporating the results of the in-fill drill program. The results of exploration were favorable in 2005, especially in the Dak Sa area, resulting in further exploration work in 2006. During the year ended December 31, 2005, deferred exploration and development costs of $1,805,607 were incurred for the Phuoc Son Gold Property.

2006 Work

As of December 31, 2006, the Company had completed 63 drill holes totalling approximately 11,330 metres, mainly focusing on the: North (Bai Go) Deposit, South (Bai Dat) Deposit, and other exploration holes on assorted priority targets in the Dak Sa area. These ongoing exploration activities resulted in additional positive drill results at Phuoc Son. Over the course of 2006, the North Deposit was significantly enlarged and now extends in excess of 900 metres in a north-south orientation. The drilling also confirmed that the deposit remains open for further expansion. In April 2006 resource estimates were updated internally by qualified persons using the original resource estimates audited by an independent engineering firm, as a base document. The April 2006 update was on the North Deposit ore body, incorporating the results of drilling to March 31, 2006. An in-house technical report was completed with respect to the North and South Deposits. An engineering firm was selected to complete an independent review of this technical report that would result in an issuance of a Form 43-101 Compliant Independent Technical Report.

During the year ended December 31, 2006, deferred exploration and development costs of $2,458,242 were incurred for the Phuoc Son Gold Property.

2007 Work

On January 15, 2008, the Company released updated resource estimates and exploration results at Dak Sa (VN 320). The Measured and Indicated (“M & I”) resources, based on drilling up to October 2007, were stated to be 600,260 tonnes at an average grade of 10.95 g/t for 211,325 ounces of gold. The M & I total is comprised of Measured Resources of 157,450 tonnes, grading 13.06g/t and Indicated Resources of 442,810 tonnes, grading 10.2g/t. Additional resources of 425,610 ounces are contained within the Inferred category (1,955,400 tonnes at 6.77 g/t). Reference is made to the technical report “Preliminary Assessment of the Phuoc Son Project” dated December 2007 posted on www.sedar.com (under the Company’s filings) for further details.

For the year ended December 31, 2007, the drilling program at Phuoc Son completed 11,170 meters in 37 drill holes. During the year ended December 31, 2007, deferred exploration and development costs of $5,064,000, were incurred for Phuoc Son Gold Company.

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

North Deposit (Bai Go)

The North Deposit is some 1000 metres north of the South Deposit on the Dak Sa zone. Overall, the North Deposit quartz vein system has widths of up to 32 metres. The Au-Ag-Pb-Zn mineralization is primarily fracture controlled in quartz. Drilling has delineated a central high-grade zone. The 2006 drilling at the North Deposit has returned results nearly extending the strike length of the North Deposit to over 900 metres and confirming that the deposit mineralization remains undefined further to the north and south. Ongoing drilling in 2007 will focus on continuing to enlarge the deposit as well as bringing the currently outlined exploration extensions to mineral resource status.

Other Phuoc Son Property Showings

The Phuoc Son property hosts approximately 23 other occurrences and further exploration is required to evaluate the economic viability. Four of these occurrences are located in the Dak Sa area and have significant exploration potential that could result in development.

2008 Work

During 2008, the Company completed 22 drill holes totalling approximately 8,558 meters.

Exploration work has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

During the fourth quarter of 2008 work was undertaken to re-evaluate the Reserves and Resources in the Phuoc Son property following drilling programs completed earlier in the year. The Proven and Provable Reserve Estimates [“P&P”], based on drilling up to 31 December 2008, stands at 930,390 tonnes at an average grade of 7.79 g/t for 233,150 ounces of gold. Measured and Indicated [“M & I”] resources, based on drilling up to December 2008, stands at 709,670 tonnes at an average grade of 10.76 g/t for 245,470 ounces of gold. The M & I total is comprised of Measured resources of 163,320 tonnes, grading 12.76g/t and Indicated resources of 546,350 tonnes, grading 10.16g/t. Additional resources of 401,640 ounces of gold are contained within the Inferred category (1,884,200 tonnes at 6.63 g/t). Refer to 4.D.1.(f) below for details.

During the year ended 31 December, 2008 deferred exploration and development costs of $4,630,344 were incurred for Phuoc Son Gold Company.

Ore mined from Phuoc Son is currently being trucked to the Bong Mieu processing facility under a temporary trucking permit received on March 17th, 2009. The temporary trucking permit expires on May 18th, 2009 during which time Phuoc Son is permitted to truck up to 12,000 tonnes of ore. The directors and management of the Company currently expect that the trucking permit will be extended without significant impact on operations. However, should the temporary trucking permit not be extended or a new trucking permit received, the Company would need to consider alternative methods to process the Phouc Son deposit.

(f) Resource Estimates

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
MEASURED AND INDICATED MINERAL RESOURCES

This section uses the term “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED MINERAL RESOURCES

This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.

Summary of Phuoc Son Gold Project Mineral Reserve and Resource Estimates: (1)(2)

Proven & Probable Reserve Estimates

		Gold Grade	Contained
Category	Tonnes	(g/t)	Gold(oz)

Proven	235,650	8.72	66,070
Probable	694,740	7.48	167,080

Total Proven & Probable Reserve Estimates	930,390	7.79	233,150

Measured & Indicated Mineral Resources

		Gold Grade	Contained
Category	Tonnes	(g/t)	Gold(oz)

Measured	163,320	12.76	67,000
Indicated	546,350	10.16	178,470

Total Measured plus Indicated Resources	709,670	10.76	245,470

Additional Resources * (Inferred resources are in addition to measured and indicated resources)

		Gold Grade
Category	Tonnes	(g/t)	Contained Gold(oz)

Total Inferred	1,884,200	6.63	401,640

Notes:

(1)	Employed a lower 3.0 g/t grade cutoff. These Resource estimates were prepared by Olympus in October 2007 and validated by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in October 2007 and were prepared in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. A copy of the report titled “Preliminary Assessment of the Phuoc Son Project in Quang Nam Province, Vietnam”, dated December, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

(2)	The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The NI 43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain significant respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. As of December 31, 2008, $3,518,324 of the Company’s deferred exploration and development costs would qualify for capitalization as mineral reserves under Industry Guide No. 7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

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

The Company has a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (“Bogomin”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu property. The other 20% of Bogomin is owned by two Vietnamese governmental organizations, MIDECO (10%) and Minco (10%).

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

Starting in 2005 and continuing into 2006, mine construction at the Company’s Bong Mieu Central Gold Mine (Ho Gan) was completed. After the initial gold pour in March 2006, it was determined that the process needed to be reconfigured. The logistic supply chain for importing equipment into Vietnam is lengthy and deliveries take six to eight weeks after order placement. Consequently, new equipment installation and resulting system optimization took place during the course of second and third quarters of 2006.

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

Mill throughput fell three percent in the fourth quarter of 2007 compared to the third quarter of 2007 due to a ball mill motor failure, power outages, and high levels of rainfall in October 2007. Recoveries were also lower in the fourth quarter due to changes in the ore type being processed. As a result of lower throughput and recoveries in the fourth quarter 2007, gold production was 8.6 percent lower than the third quarter of 2007. A total of 9,198 ounces of gold were sold for proceeds of US$6,996,257 during 2007.

The plant was designed as a gravity/sulphide flotation circuit and the main cause of the fluctuating recovery is a result of the degree of oxidization in the ore feeds. Oxidized ores do not float well and reduce recovery. To mitigate this problem, the mine has blended the ore to obtain a higher recovery. The Company also installed a Falcon concentrator to help improve recoveries. It is anticipated that, in the future, the tailings will be reworked.

The carrying value of the mineral property and rights and deferred development costs related to the Bong Mieu Central (Ho Gan) mine, is about $1 million and nil respectively, as at December 31, 2008, and the carrying value of the property, plant, equipment and infrastructure for the Bong Mieu (Ho Gan) Central mine is approximately $7.4 million. Current ore throughput at Ho Gan is approximately 500 tons per day. Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.

At Bong Mieu Underground (“BM Underground”), an underground deposit mined in the 1940s, is fully permitted to mine and is located within one kilometre of the BM Central plant.

Exploration work to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings. There is potential for additional discoveries and resource expansion based on work completed to date.

(a)	Property Description and Location

The Bong Mieu property is located in the Tam Lanh Commune of the Tam Ky District, in the southeast corner of Quang Nam Province in central Vietnam. It is some 20 kilometres south of the provincial capital of Tam Ky which lies about 60 kilometres south of the city of Da Nang along Highway 1 (see Figure 3).

The Bong Mieu Central (Ho Gan) gold deposit is located some 2 kilometres south of the Bong Mieu camp and offices on the southern side of the Bong Mieu River. Figure 4 shows the location of the Ho Gan, Bong Mieu East (Ho Ray) and Nui Kem deposits and the other principal occurrences on the property.

The property is covered by a 25-year Investment License covering 3,000 ha granted in March, 1991. Two Mining Licenses (one on Ho Gan, the other on Nui Kem), a tailings area and a construction area (on the camp/office area), covering a total of 365 ha are located within the Investment License area.

The investment license, No: 140/GP dated March 5, 1991, permits two parties namely: MIDECO, a Vietnamese Company, and Covictory Investment Limited (“CIL”), based in Australia, to establish a joint venture in Vietnam named Bong Mieu Gold Mining Co. Ltd. (“Bogomin”). The joint venture has a term of 25 years starting from the date of issuance of the investment license and after 25 years, an application can be made for extension. The joint venture was to have investment capital of $13,200,000 and legal capital of $1,000,000, with MIDECO contributing $200,000 cash or “in-kind” being 20% of legal capital and CIL contributing the equivalent of $800,000 in foreign currency, equipment and expenditures to Bogomin. Bogomin is exempt from import duties for all materials, equipment and spare parts imported by Bogomin and the product of Bogomin is licensed for export and sale in Vietnam. Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, pay specified rent of US $200 per hectare per annum for land, remit corporate profit tax equal to 18% of profits for the first five years of profit (after five years the tax rate will be determined but will not exceed 25%); however, Bogomin is exempt from corporate profit tax for the first two profit-making years. The joint venture profits shall be shared as follows: 10% for MIDECO, 10% for MINCO and 80% for CIL. At the remittance of profits abroad, CIL must remit 5% of profits as profit remittance tax. In an amendment to investment license No 140/GP, dated November 29, 1993, the assignment of all share capital, obligations, and rights of CIL in Bogomin to Bong Mieu Holdings Limited (“BMHL”) was approved. The license was also amended increasing the invested capital to $15,000,000. In a further amendment to investment license No 140/GP, dated June 9, 2005, the profit remittance tax was cancelled and the total invested capital was increased to $25,000,000 and legal capital was increased to $3,000,000 of which MIDECO contributes $600,000 of the legal capital in currency or in kind and BMHL contributes $2,400,000 in currency, materials, equipment and expenditures. This remained unchanged at December 31, 2008.

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

On December 31, 2008, Bong Mieu Gold Mining Company obtained the renewed annual gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore, which will expire on December 31, 2009.

The Bong Mieu exploration license was granted on October 24, 2008. The Company had previously been engaging in exploration activities under the investment license. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses. The Exploration license term is two years.

Figure 3: Bong Mieu Gold Property

Figure 4: Ho Gan Mining Map

(b) Accessibility, Climate, Local Resources, and Infrastructure

Access to the Bong Mieu Project area is by 90 kilometres of bitumen road from Da Nang, via Tam Ky to Tien Phuoc. The Bong Mieu Central (Ho Gan) Mine is accessed from Bong Mieu via previously constructed dirt tracks. Some of these are heavily eroded in places but can easily be reformed by bulldozer and faced with rock to provide all weather access.

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

Most of the Property is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 metres above sea level. The flattest portion of the Property is cultivated but the remainder has second and third growth forest.

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

(c) Geology

The Bong Mieu property is situated in central Vietnam, 20 kilometres south of one of the main branches of the Phuoc Son Suture, which is probably one of the most important structural controls of gold metallogeny in central Vietnam.

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

In 2003, regional and property— scale geological mapping and geochemical rock sampling was completed. By the end of 2003, several areas were identified as meriting follow-up work.

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

Nui Kem

Five widely spaced exploration holes were completed at the Nui Kem deposit located approximately 1.5 kilometres from the Ho Gan deposit. The drill program successfully confirmed the down-dip continuation of the main Nui Kem structure over a strike length of approximately 1.7 kilometres and to a depth of 250 metres below the deepest underground development level. Gold assays ranging from 1.65 g/t to 2.68 g/t were returned. The drill program resulted in expanding the structure.

During the year ended December 31, 2005, $2,794,000 was spent on deferred exploration and development and $5,577,384 on capital assets for the Bong Mieu Gold Property.

2006 Work

Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. Through December 2006, Olympus completed 66 drill holes totalling approximately 3,020 metres. Metallurgical test-work on representative Bong Mieu East ore types was conducted.

Preliminary exploration programs, including drilling, were initiated to evaluate the economic potential of two new prospects, Ho Gan East and Bong Mieu West. At the Nui Kem mine, the exploration decline portal was completed and the first 70 metres of the tunnel were developed.

During the year ended December 31, 2006, deferred exploration and development costs of $3,147,855 were incurred for the Bong Mieu Gold Property.

2007 Work

As at December 31, 2007 Olympus had completed 15 drill holes totalling approximately 1,615 metres on the property. The bulk of the drilling was focused on the Nui Kem/Saro Hill areas (VN230) which host vein structures parallel to the main Nui Kem vein system.

On October 9, 2007, the Company reported increases to the mineral resources at the Bong Mieu Gold Property as outlined in a Technical Report prepared by Terra Mining Consultants and Stevens & Associates (“TMC/SA”). The full text of the report is available on the Sedar website: (www.sedar.com). Refer to the updated mineral resources estimates table in Item 4.D.2(f).

During the year ended December 31, 2007, deferred exploration and development costs of $1,870,000 were incurred for the Bong Mieu Gold Property.

2008 Work

During the 2008 year the Company completed 35 drill holes totaling approximately 5,062 metres on the property. The bulk of the drilling was focused on the Ho Ray, Nui Kem West and Dak Sa deposits.

Follow-up mapping at Suoi Tre, following a deep soil sampling program undertaken in 2007, confirmed the presence of a steep SE-dipping mineralized structure.

A program of consolidating the ground-based and remote sensing data was completed by Encom in the second quarter of 2008 and follow up field work was commenced in the third and fourth quarter of 2008.

In the first quarter 2008 the first ore targets were intersected at the Bong Mieu Underground Deposit. The holing of the decline development at the lowest level of the old mine was completed in the second quarter, which lead to partial development and stoping in the third quarter of 2008.

The Bong Mieu Exploration Licence No 2125/GP-BTNMT was received and registered with the DGMV in the fourth quarter of 2008.

During the year ended December 31, 2008, deferred exploration and development costs of $4,183,755 were incurred for the Bong Mieu Gold Property.

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

Ho Gan (Bong Mieu Central)

Gold mineralization is located within several closely stacked shallow dipping shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist, and/or sulphide bearing schist (occasionally oxidized and carrying limonite/goethite). Some shears have demonstrated lateral extent to some 2 kilometres. The most common sulphide is pyrite. Galena and arsenopyrite also occur.

Much of the deposit outcrops or occurs shallowly beneath the surface and varies in thickness, with a maximum thickness of 11.6 m.

Ho Ray and Thac Trang (Bong Mieu East)

The Ho Ray and Thac Trang gold (plus minor sulphide) mineralization occurs within calc-silicate rocks.

The gold is often associated tungsten mineralization which occurs as scheelite.

Nui Kem (Bong Mieu Underground)

Gold mineralization is hosted by quartz+sulphide veins that occupy shears in the underlying quartz+feldspar+biotite schist and gneiss. They have been exploited over a strike length of some 2 kilometres and down dip for at least 350 m. The common sulphide minerals are pyrite, galena, sphalerite and lesser pyrrhotite. The veins vary in thickness up to 2.2 m and average 1.0 m.

The Bong Mieu property hosts five other gold occurrences that warrant additional exploration to determine economic viability. These occurrences are located in the Bong Mieu area and have significant exploration potential that could result in development.

(f)	Resource and Reserve Estimates

The mineral reserve and mineral resource estimates contained in this Annual Report or Fom 20-F have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain significant respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7.

Summary of Bong Mieu Gold Property Mineral Reserve and Resource Estimates Diluted Proven and Probable Reserves (NI 43-101)

		Gold Grade
Category/Deposit	Tonnes	(g/t)	Contained Gold(oz)

Proven(1)
Probable(1)	289,000	2.90	26,900
Proven plus Probable(1)	289,000	2.90	26,900

Notes:

(1)	The Ho Gan remaining reserve was estimated by deducting the official mined out tonnage — the year-end depletion (which was estimated by reconciling the mining tonnage (truck count) with the official mill tonnage (weightometer) and has not been re-calculated at the yearend. The remaining mineral reserve is placed in the Probable category. Employed a lower 0.8 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.3 g/t Au). Proven and probable reserve estimates were prepared by Olympus in September 2005 and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

Mineral Resources Estimates **

		Inferred Resources(3)
Measured & Indicated Resources		Gold				Gold	Contained
Category/		Grade	Contained Gold			Grade	Gold
Deposit	Tonnes	(g/t)	(oz)	Category/ Deposit	Tonnes	(g/t)	(oz)

Measured(1)	1,071,900	2.13	73,400	Inferred(1)	4,739,800	1.40	213,340
Indicated(1)	2,511,600	1.75	141,310	Historical Inferred (Underground)(2)	1,220,000	8.10	317,700
Historical M&I (Underground)(2)	216,700	6.51	45,350
Tungsten and Fluorine as Gold Equivalent(4)
Measured			32,340	Inferred			85,390
Indicated			52,380

The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves

Notes:

1.	The Ho Gan remaining reserve was estimated by deducting the official mined out tonnage — the year-end depletion (which was estimated by reconciling the mining tonnage (truck count) with the official mill tonnage

(weightometer) and has not been re-calculated at the yearend. The remaining mineral reserve is placed in the Probable category. Employed a lower 0.8 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.3 g/t Au). Proven and probable reserve estimates were prepared by Olympus in September 2005 and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com. An update of the estimated resources was completed by Olympus staff in March 2009 and independently validated by TMC/SA.

2.	Ho Ray and Thac Trang Deposit mineral resources: Employed a lower 0.5 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2007) and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 from the prior mineral resource estimates prepared by Watts, Griffis and McOuat (’WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com. A recalculation of the Ho Ray -Thac Trang Resource following drilling during 2008, was completed by Olympus staff and validated by TMC/SA.

3.	Nui Kem Underground Historical Resources. Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff. The Technical Report to accompany these historical resource estimates was the pre-feasibility study compiled in 1996 These estimates have been reviewed by an independent consultant in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project.

4.	Using values of US$210/MTU (2007 $250) for Tungsten and US$880/oz (2007 $700) for gold, the value of the Tungsten in the Bong Mieu East Resource is equal to 170,110 ounces.

5.	The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI43-101”). The NI43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

6.	Inferred resources are in addition to measured and indicated.

4D.3 Capcapo Property, The Phillipines

(a) The property is located north of the prolific Baguio-Mankayan Gold District. The project area has all the similar epithermal — porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored. Olympus’ partner on the property is Abra Mining and Industrial Corporation (“AMIC”). AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a local partnership in the Philippines.

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement (the “Property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property. At March 30, 2009, the joint venture terms were not finalized due to ongoing negotiations with the partners.

The MOA is a binding agreement that is conditional on the Company’s completion of a due diligence program to validate historical drilling information. Under the MOA, the parties will form a joint venture corporation (“Newco”) that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Property will be a royalty. Aside from the royalty, all of the Capcapo Property’s proceeds shall flow through Newco.

Upon full exercise of the option, Newco will be 40% owned by Kadabra Mining Corp. (“Kadabra”), 20% owned by a Philippine national that the Company will identify (“Philco”), and 40% owned by AMIC. Collectively, the 40% ownership of Kadabra and the 20% ownership of Philco in Newco represent the 60% interest in the Property that is subject of the MOA. Under Philippine law, foreign-owned entities can only hold up to 40% of a Mineral Production Sharing Agreement (“MPSA”).

Under the MOA, once the due diligence procedures are completed with the drilling information being validated and a formal agreement is signed, a cash payment of U.S. $200,000 is required to be made by the Grantee to AMIC. Six months after the signing of the formal agreement, the Grantee is required to issue the Company’s common shares to AMIC with a total value of U.S. $350,000, based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of Olympus with a total value of U.S. $450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the 5th year after the signing of the formal agreement. The Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent. Once the 60% interest has been earned, a new joint venture company (“NEWCO-2”) would be formed of which the Grantee would hold a 60% interest. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO-2, as defined in the agreement, whichever is higher. As at March 24, 2009, the joint venture terms are not finalized due to ongoing negotiations with the partners

Following the initiation of Community Consultation in accordance with Philippine laws in the fourth quarter of 2007 and the commencement in the first quarter of 2008 of a formal program of Free, Prior and Informed Consent, undertaken in conjunction with the National Commission on Indigenous Peoples (NCIP), all efforts in Capcapo area have concentrated on obtaining Community approval which is required before any further exploration can continue. At December 31, 2008, the formal report and community decision was still awaited from the NCIP.

Total cumulative spending on this project as at December 31, 2008 was $922,920 which was capitalized to deferred exploration. At December 31, 2008 the full $922,920 of capitalized deferred exploration expenditure has been written off. Management considers this is a prudent measure given the political unrest in the Philippines and the economic uncertainty of world markets at present. No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture Agreement are resolved.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations of the Company for the fiscal years ended December 31, 2008, 2007, 2006, and 2005, and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report on Form 20-F. Unless indicated otherwise, all references herein are to Canadian dollars. Please refer to “Item 3: Key Information” for exchange rate information on the Canadian dollar.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 16 of the financial statement for the years ended December 31, 2008, 2007, 2006 and 2005. for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s annual audited financial statements, respectively. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Overview

Olympus is an international mineral exploration and development company engaged in the business of acquiring and developing mineral properties in Southeast Asia. The Company’s long-term strategy is to position itself as a significant gold producer in Southeast Asia. The Company currently owns interests in two gold properties in Vietnam, which are referred to as the Phuoc Son gold property and the Bong Mieu gold property. The Company has also submitted applications to acquire interests in several other properties in Vietnam, Philippines and Laos.

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

At the Company’s Phuoc Son gold property, on January 25, 2006, the Company secured a mining license in respect of the Bai Dat and Bai Go deposits (collectively the “Dak Sa Underground”). Additional metallurgical testing is underway to optimize the recoveries and to enable the final selection of the process equipment. The Company has received approval of its Environmental Impact Assessment Study. The Company expects to place the Dak Sa Underground into production, subject to obtaining the necessary financing. The Dak Sa mine construction is estimated to cost approximately US $52 million with Management planning that the the funding for this project will be financed by a combination of debt and equity. However, there can be no assurance the Company will be able to raise the necessary financing. The continued drilling at the North Deposit now extends in excess of 900 metres in a north-south orientation. The drilling has also confirmed that the deposit remains open for further expansion. In January 2008, PSGC obtained a new exploration license with a term of two years which will allow exploration activities in the specified areas.

5A. Operating Results

Bong Mieu Gold Property

In 2006, Olympus completed the construction of its gold processing plant at Bong Mieu Central where the first 3.65 kilogram gold dore bar was poured on February 15, 2006. The plant was built on budget at US$4.5 million but the start-up was slightly delayed due to the typical annual heavy rain falls (“monsoon”) from May to October. The plant is currently operating with a throughput of approximately 500 tonnes per day (“tpd”). Based upon an evaluation of the operating results of the Bong Mieu Central (Ho Gan) plant since the commencement of commercial production, management determined during the fourth quarter of 2006 that the carrying amount of the long-lived assets related to the Bong Mieu Central (Ho Gan) mine was not fully recoverable. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development cost in the fourth quarter of 2006.

The table below shows selected operating mine statistics:

	Q4 Fiscal	Q3 Fiscal	Q2 Fiscal	Q1 Fiscal
	2008	2008	2008	2008	2008	2007

Tonnes of ore milled	34,562	43,724	45,040	41,996	165,322	155,500
Grade (g/t Au)	4.48	2.92	2.82	3.28	3.31	3.16
Mill recoveries (percent)	69%	57%	63%	65%	64%	62%
Gold production (ounces)	3,422	2,322	2,580	2,866	11,191	9,737
Gold sales (ounces)	2,876	2,388	2,625	3,021	10,910	9,198
Sales	$2,831,848	$2,163,781	$2,327,742	$2,889,616	$10,212,987	$6,996,257
Cost of sales	$2,782,088	$2,255,149	$1,807,184	$1,650,724	$8,495,143	$5,523,193
Amortization	$959,500	$911,215	$568,266	$560,941	$2,999,922	$1,863,354
Royalties	$19,462	$37,594	$44,014	$36,071	$137,141	$112,336

(a)	A total of 10,910 ounces of gold were sold for proceeds of CAD$10,212,987 during 2008 of which 2,826 ounces with proceeds of CAD$2,457,492 were netted against deferred development costs for projects that were not in commercial production.

Production at the Bong Mieu Central plant (VN220) has steadily improved since commercial production began in October 2006 as a result of improved throughput levels, grades, and recoveries. To increase gold recoveries, a re-grind circuit was received in December 2006 and was installed in the second quarter of 2007. Ongoing improvements have been made to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007; and in the first and second quarter of 2007, installation occurred of a third detoxification tank and absorption tank to scavenge gold in solution from the leach tails. The plant has been producing, on average, approximately 1,000 ounces of gold per month since July 2007. The plant was designed as a gravity/sulphide flotation circuit and the main cause of the fluctuating recovery is a result of the degree of oxidization in the ore feeds. Oxidized ores do not float well and reduce recovery. To mitigate this problem, the mine has blended the ore to obtain a higher recovery. The Company also installed a Falcon concentrator to help improve recoveries. It is anticipated that, in the future, the tails will be reworked.

During 2008 a total of 10,910 ounces of gold were sold at an average price of US$875 per ounce for proceeds of CAD$10,212,987.

On November 1, 2005, Bong Mieu Gold Mining Company entered into a refining and sales contract with Argor-Heraeus SA (“Argor”) whereby Bong Mieu delivers doré bars which contain gold and silver to Argor’s delivery point at which point the risks of ownership pass to Argor. Argor purchases the gold and silver from Bong Mieu at an amount equal to the value of the gold and silver shipment less any refining and transport charges. The value of the gold and silver is determined by a number of factors such as the market price of gold and silver and assuming a specified return rate on gold and silver equal to 99.95% and 98%, respectively. The price of gold used in the calculation is equal to the London Bullion market AM-fixing in US dollars per troy ounce and the price of silver used is equal to the silver-fixing of the London Bullion market in US dollars per troy ounce. The original contract was valid from November 1, 2005 until October 31, 2007, with an option to extend the contract if agreed upon by both parties. An addendum to the original contract was signed to extend the original contract to December 31, 2009. Currently, the Company has one customer, Argor. If Argor was unable to purchase our gold, management believes another customer could be procured on a timely basis and any inventoried dore bars could be sold at the then market value.

Phuoc Son Gold Property

On January 25, 2006, the Company received approval of its Mining Licence and on January 10, 2008, the Company received the exploration license that replaced the expired license for the Dak Sa Underground deposits located on the Phuoc Son property. The Dak Sa Underground is fully permitted. On March 26, 2008 the Company received a positive independent “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang

Nam Province, Vietnam” (the “Technical Report) authored by independent mining and geological consultants. The full text of the report is available on Sedar website. (www.sedar.com)., Terra Mining Consultants/Services & Associates. The next step in this process is to evaluate and determine the best source of funding for the development stage of the Dak Sa (VN320) project.

In the meantime, the Company made the decision to self-fund the Dak Sa development. This involves the treatment of high-grade Dak Sa ore at the Bong Mieu gold processing plant on a toll treatment basis. Operations moved towards the primary development of the upper levels of Bai Dat for stoping. Approvals were sought from local authorities for trucking ore from Phuoc Son to Bong Mieu at a rate of 100 tonnes per day. This received provincial approval along with an inter-company agreement on pricing for toll treatment. Development of the Dak Sa Underground continued and has now produced, as at December 31, 2008, a total of 4,500 tonnes of ore in the stockpile at an estimated average grade of 23.04 grams per tonne. As at December 31, 2008, the total advance for the two portals is 1,557 metres. For the quarter, a total of 124 metres were advanced including two on-vein level drives, four raises, a decline and a crosscut to hit ore at Bai Chuoi 450L.

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

Current Trends, Uncertainties, or Events that could Impact Company Results:

1. Gold price volatility could impact profitability at the current operating mine and economic viability at development and exploration projects;

2. The ability of the Company to continue its activities is dependent upon obtaining the necessary funding and/or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets. Management has determined that in the current economic circumstances self funding of the development of the Phuoc Son mine is the preferred option and has commenced toll treatment of the Phuoc Son ore at the Bong Mieu plant to enable self funding;

3. As a result of the Company’s decision not fund its Phuoc Sun operations internally, and in order to conserve cash, the Company has commenced a policy to ensure the Company operations are cash positive before it expands its exploration programs during 2009. The Company has approved a budget of U.S. $150,000 that will be predominantly dedicated to developmental drilling, resource updates and feasibility studies. The key focus of the Company in 2009 is to increase production output to ensure the Company operations are cash flow positive. This will enable non-production related exploration and infill drilling programes to be completed to increase its gold reserves and resources at Bong Mieu and Phuoc Son;

4. Refer to Item 3D for a complete list of risks the Company faces.

Management’s Discussion and Analysis for the year ended December 31, 2008 and , 2007

Results of Operation

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006. Since September 30, 2006, the Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. During the year ended December 31, 2008, a total of 10,910 ounces of gold were sold for proceeds of CAD$10,212,987 during 2008 of which 2,826 ounces with proceeds of CAD$2,457,492 were netted against deferred development costs for projects that were not in commercial production

Comments on selected items from our consolidated statements of operations are noted in the table:

	2008	2007	% Change	Comments on Variances

Sales	$7,755,495	$6,996,257	11	The Bong Mieu central plant sold 8,084 oz of gold during the 2008 year(at an average realized price of US$883 per ounce) compared to 9,198 oz of gold in the same period last year (at an average realized price of US$708 per ounce).
Cost of sales	6,204,527	5,523,193	12	Costs per ounce of gold produced were higher in the last two quarters of 2008 mainly due to lower recovery rates as a result of high base metal content and processing of development ore. The 2007 costs per ounce were also considered high due to lower recovery rates and lower mill tonnage.
Amortization	2,630,938	1,925,458	37	Increased as a result of increased investment in Capital Assets.
Management fees and salaries	3,092,628	2,770,770	12	Increased as a result of new expenses for deferred share units issued under a new deferred share unit plan for non-executive directors and higher independently assessed salaries.
Professional fees	397,183	782,058	-49	Decreased as a result of lower regulatory activity and fees in 2008 when compared to 2007 which had more audit and SOX review fees, US registration costs and fees related to the 2007 proposed Zedex merger that was withdrawn.
Travel	644,390	574,569	12	Increase in number of flights taken by senior management to Vietnam and Toronto.
Investor relations and promotion	373,857	527,466	-29	Lower for the 2008 year due to change in marketing plans in the second half of the year to reduce costs.
Stock-based compensation	1,063,160	2,272,717	-53	Increased earlier in 2008 due to the retention of a compensation consultant (see salaries above) however over the year less stock-based compensation has been awarded
Interest expense (income)	(590,313)	(694,985)	-15	Interest income decreased in 2008 due to the decreased cash balance held.
Foreign exchange loss (gain)	$(352,756)	$566,894	162	Exchange gain mainly as a result of the foreign exchange rate fluctuations impacting the value of investments denominated in US dollars.

Twelve Months Ended December 31, 2007 Compared to Twelve Months Ended December 31, 2006

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006, with revenues of $1,644,040 (2,316 oz) in fourth quarter 2006. A total of 9,198 ounces of gold were sold for proceeds of $6,996,257 during 2007. During 2006 4,651 oz of gold were sold for proceeds of USD$2,917,582 of which 2,335 oz with proceeds of USD$1,469,309 were netted against deferred development costs.

The 2006 results also reflects a deferred exploration cost write off of $438,931 related to properties no longer being pursued by the Company and a $4,280,000 impairment charge against deferred development costs related to the Bong Mieu Central (Ho Gan) mine. During the fourth quarter 2007, management determined that the Bong Mieu Central mine was not going to reach the original estimated future throughput levels, resulting in the estimated undiscounted future cash flows being less than the carrying value of the Bong Mieu Central (Ho Gan) related assets. Consequently, the Company measured and recorded an impairment charge of $4,280,000. Foreign exchange losses of $566,894 were experienced in 2007 in comparison to foreign exchange gains of $8,865 in 2006 as a result of the instability in exchange rates that occurred between Canada and United States in 2007. Interest income increased from $272,156 in 2006 to $694,985 in 2007, as the average invested cash balance was significantly higher than 2006 as a result of a private placement in March 2007 and a public offering that closed in August 2007. Interest expense increased from $23,203 in 2005 to $127,262 in 2006, as a result of the Macquarie financing arrangement.

Twelve Months Ended December 31, 2006 Compared to Twelve Months Ended December 31, 2005

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006, with revenues of $1,644,040 (2,316 oz) in fourth quarter 2006. After September 30, 2006, the Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. A total of 4,651 ounces of gold were sold for proceeds of USD$2,917,582 during 2006 of which 2,335 oz with proceeds of USD$1,469,309 were netted against deferred development costs.

The 2006 results reflect a one off deferred exploration cost write off of $438,931 related to properties no longer being pursued by the Company and a one off $4,280,000 impairment charge against deferred development costs related to the Bong Mieu Central (Ho Gan) mine. Foreign exchange gains of $9,062 were experienced in 2006 in comparison to foreign exchange gains of $239,626 in 2005 as a result of the stable exchange rates that occurred between Canada and United States in 2006. Interest income increased from $21,029 in 2005 to $272,156 in 2006, as the average invested cash balance was significantly higher than 2005 as a result of a private placement in March 2006. Interest expense increased from $23,203 in 2005 to $127,262 in 2006, as a result of the Macquarie financing arrangement.

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

On January 11, 2007, Vietnam became a full member of the World Trade Organization (“WTO”). After becoming a full member of the WTO, various commitments Vietnam has made for joining the WTO will become effective. These commitments impact a number of areas such as tariffs and duties on goods, foreign service providers’ access to Vietnam, foreign ownership, reforms on Vietnam’s legal and institutional set up for trade, foreign exchange, commercial business, trading rights, policy making, duties, restrictions, pricing and export restrictions. The overall changes will further expand Vietnam’s access to the global economy and facilitate doing business in Vietnam. These reforms have no immediate impact on the Company but would likely make it easier in the future for the Company to conduct it’s business activities in Vietnam.

5B. Liquidity and Capital Resources

The Company receives cash for use in exploration, development and future operations mainly from the issuance of common shares, debt financing, exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at December 31, 2008, the cash and cash equivalents’ balance was $5,096,418 compared to $26,656,146 as at December 31, 2007. The decrease was mainly a result of planned spending on exploration and development activities. In 2007, the Company raised a total of $37,000,000 through two equity offerings; $12,000,000 on March 19, 2007 and $25,000,000 on August 10, 2007. The net proceeds from the $25,000,000 offering, of $22,891,000, has been used for and will continue to be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes. In 2008 the Company did not raise any funds by way of equity financing.

On June 27, 2007 a US$2 million Non-Revolving Debt Facility with Macquarie Bank Limited of Sydney, Australia was repaid in full. The Company has not obtained any debt facilities in 2008.

The Company is evaluating project funding for the Phuoc Son Dak Sa Underground Project (VN320), which it estimates will cost approximately $52 million. The Company has had discussions with traditional financial institutions who specialize in debt financing for resource companies to fund the development of the high-grade Phuoc Son Mine. Management believes an alternative funding option is to increase the existing production facilities to enable the Company to generate more internal cash flow that would partially or fully fund the development costs at its high-grade Phuoc Son Mine. The ‘self funding’ option is receiving considerable attention from management as equity raising has become more difficult and bank borrowing costs have increased significantly. Tighter controls over corporate overhead costs are also being implemented.

The ability of the Company to continue its activities is dependent upon obtaining the necessary funding and/ or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets.

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

During the year ended December 31, 2008, Olympus spent $9,066,810 on exploration and development expenses and $6,213,618 for acquisitions of property, plant and equipment.

5C. Research and development, patents and licenses, etc

The Company holds an Investment Licence and a Mining Licence covering 30 square kilometres within the Bong Mieu Gold Property area. The Investment Licence area contains three deposits: Bong Mieu Central and Bong Mieu East (open-pit deposits) and Bong Mieu Underground. The Exploration Licence renewal application for the portion of the property not covered by the Mining Licence has been submitted and is being reviewed by the Vietnamese authorities.

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

5D. Trend Information

Refer to operating mine statistics 5A above

5E. Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

5F. Tabular Disclosure of Contractual Obligations

Table No. 4: Tabular Disclosure of Contractual Obligations as at December 31, 2008

	Payment Due by Period
Contractual Obligations at		Less than
December 31 2008	Total	One Year	1-3 Years	3-5 Years	> 5 Years

Payments Due By
Capital lease obligations	$698,281	$698,281	$—	$—	$—
Operating lease obligations	488,188	234,634	172,517	81,037	—
Purchase obligations — supplies and services	2,371,582	2,185,629	185,953	—	—
Purchase obligations — capital	355,342	355,342	—	—	—
Asset retirement obligations	1,420,407	138,405	511,185	646,885	123,932

Total	$5,333,800	$3,612,291	$869,655	$727,922	$123,932

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6A. Directors and Senior Management

At March 24, 2009 the Company’s executive officers and directors were as follows:

Table No. 5: Directors and Senior Management

Date of
			Latest	Term of
			Election	Office of
			(Directors	the
Name	Title	Date of Birth	only)	Directors

David A. Seton	Executive Chairman, Chief Executive Officer and Director	Dec. 13, 1955	June 12, 2008	3 years
Jon Morda	Director	Jan. 13, 1952	June 7, 2007	3 years
John A.G. Seton	Director	Jan. 10, 1963	June 7, 2007	2 years
Kevin Flaherty	Director	Dec. 20, 1959	June 12, 2008	3 years
T. Douglas Willock	Director	Jan. 8, 1953	June 7, 2007	2 years
Peter Tiedemann	Chief Financial Officer	Sept 18, 1942	n/a	n/a
Charles Barclay	Chief Operating Officer	Dec. 18, 1950	n/a	n/a
T. Rodney P. Jones	VP — Exploration	Aug. 26, 1944	n/a	n/a
Jim Hamilton	VP — Investment Relations	Oct. 7, 1951	n/a	n/a
Russell Graham	VP — Finance Vietnam	May 21, 1965	n/a	n/a
Huong Le-Dao	VP — Human Resources	Jan 1, 1970	n/a	n/a
Louis Montpellier	Corporate Secretary	Nov 13, 1953	n/a	n/a

A brief education and relevant work history of the Directors and Management follows:

David A. Seton

Mr. David Seton has served variously as a director or managing director of a number of companies listed on the New Zealand and Australian Stock Exchanges. He takes responsibility for the overall coordination of Olympus’ strategic planning as Executive Chairman, Chief Executive Officer and Director of Olympus. He has seventeen years business experience in Vietnam and over 25 years in the mining industry. David Seton is the brother of John Seton.

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

Russell Graham

Russell Graham received his B. Comm. (Accounting Major) from University of Otago, Dunedin, NZ in 1987. He went on to receive his chartered accountancy designation from the Institute of Chartered Accounts NZ in 1991 and completed a Post Graduate Diploma in Business in 2003 — 2005 (University of Auckland, NZ). Russell spent 1992 to 1999 in the United Kingdom gaining valuable experience in finance control, management of inter-company operating expenses and, upon leaving Schroder Investment Management Ltd. UK in 1999, he was Manager, Business Area Profitability. Russell served four years as Business Manager in Auckland NZ where he managed a medical and surgical portfolio.

Huong Le-Dao

Huong Le-Dao holds a postgraduate qualification in Human Resource (HR) Management from University of Canberra, Australia. With 15 years experience in strategic and operational HR, Huong has held various business and HR management roles at small and large organisations.

Her expertise expands to business transformation programmes covering process improvement, business process re-engineering and continuous improvement. Her accomplishments include establishing HR infrastructures for start-up businesses, positioning and creating unique HR systems in the commercial and government market, and, high level transactions in the consulting field.

6B. Compensation

Compensation of Directors, Management and Employees for the year ended December 31, 2008

					Long Term Compensation
		Annual Compensation			Awards		Payouts
				Other		Restricted		All
				Annual	Securities	Shares or		Other
Name and				Compen-	under Options/	Restricted	LTIP	Compen-
Principal		Salary	Bonus	sation	SARs Granted	Share Units	Payouts	sation
Position	Year	($)(1)	($)	($)	(#)(2)	($)	($)	($)

David A. Seton(3)	2008	240,000	12,000	N/A	1,809,000	N/A	N/A	N/A
Executive Chairman
John Seton	2008	25,000	Nil	8,750	Nil	N/A	N/A	N/A
Director
Jon Morda	2008	30,000	Nil	8,750	Nil	N/A	N/A	N/A
Director
Kevin Flaherty	2008	30,000	Nil	8,750	Nil	N/A	N/A	N/A
Director
Douglas Willock	2008	30,000	Nil	8,750	Nil	N/A	N/A	N/A
Director
Louise Montpellier	2008	Nil	Nil	N/A	250,000	N/A	N/A	N/A
Corporate Secretary
Peter Tiedemann CFO(6)	2008	160,000	8,000	N/A	426,000	N/A	N/A	N/A
Charles Barclay(4)	2008	175,000	8,750	N/A	426,000	N/A	N/A	N/A
VP Operations
Huong Le-Dao(8)	2008	50,000	Nil	N/A	153,850	N/A	N/A	N/A
VP Human Resources
James Hamilton	2008	132,000	6,600	N/A	319,000	N/A	N/A	N/A
VP Investor Relations
Russell Graham	2008	142,000	7,100	N/A	319,000	N/A	N/A	N/A
VP Finance Vietnam
Colin Patterson	2008	220,305	Nil	N/A	Nil	N/A	N/A	N/A
Pamela Campagnoni(7)	2008	170,380	10,950	N/A	Nil	N/A	N/A	N/A
Rodney Jones(5)	2008	155,000	7,750	N/A	319,000	N/A	N/A	N/A
VP Exploration

NOTES:

(1)	Amounts converted to Canadian dollars using Bank of Canada exchange rates at end of December 2008 rounded to the nearest dollar.

(2)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.

(3)	Mr. Seton was appointed as CEO on February 4, 2008,

(4)	Mr. Barclay was appointed Chief Operating Officer on March 17, 2008.

(5)	Mr. Jones joined as VP — Exploration on August 6, 2007.

(6)	Mr. Tiedemann was appointed VP — Corporate Affairs of the Company on March 17, 2008. Prior to that, he was the CFO and Corporate Secretary. He was reappointed to the role of CFO in October 2008.

(7)	Ms. Campagnoni ceased employment with the Company in October 2008.

(8)	Ms. Le-Dao joined as VP- Human Resources in September 2008.

6B.1. Termination Agreements for Directors and Senior Officers

The Company has entered into management contracts with its senior executive officers that provide for specific benefits in the event that executive’s employment is terminated as a result of resignation, retirement, change of control, or a change in responsibilities following a change of control. A summary of these benefits follows.

Termination

The Executive may terminate his management agreement (“Management Agreement”) and the services being provided by it hereunder by giving the Company at least three (3) months prior written notice (the “Executive’s Termination Notice”), provided that the Company shall have the right to give written notice to the Executive that the Company is waiving the full notice period and is permitting the agreement and the services of the Executive to be terminated upon a date that is less than three months after the date of the Executive’s Termination Notice as determined by the Company (the “Company’s Termination Notice”) and further provided that all fees payable to the Executive hereunder and all other obligations of the Company to the Executive hereunder shall cease upon the date specified in the Executive’s Termination Notice or the Company’s Termination Notice, whichever is applicable.

The Executive shall be entitled to terminate his/her management Agreement immediately upon serving written notice to the Company in the event that

1) a receiver or liquidator is appointed in respect of the Company; or

2) the Company fails to pay any moneys payable hereunder within fourteen (14) calendar days of the due date and shall further fail to pay such moneys within fourteen (14) calendar days of receiving written notice of such failure from the Executive.

The Management Agreements also provide that they will terminate if certain objectives of the Company are met (“Set Objectives” (Refer to Exhibits 3.24 to 3.30 inclusive)). Which are described in Schedule B of each Executive contract. In the event of termination upon achievement of the Set Objectives prior to the expiry of the agreement’s term, the Executive shall be entitled to all remuneration and options it would have received had this Agreement have remained in full force and effect for the agreemnt’s term.

The Company may at any time terminate a management Agreement and the engagement of the Executive without cause. In this event the Company shall be obligated to pay the Executive the amounts set out below. Such payment shall be payable on the fifth calendar day following the date of the notice of termination (the “Company’s Notice of Termination”) and shall consist of the following:

(i) the Executive’s full fee through to the date of termination at the amount in effect at the time the Company’s Notice of Termination was given, the amount of any allowable expenses reimbursable, plus an amount equal to the amount, if any, of any bonuses previously made to the Executive which have not been paid;

(ii) in lieu of further fees for periods subsequent to the date of the Company’s Notice of Termination, a payment:

equal to three (3) months of the Executive’s then existing annual fees should termination occur within the first twelve (12) months from the date the Executive commenced providing services to the Company; or

equal to six (6) months of the Executive’s then existing annual fees should termination occur after the first twelve (12) months from the date the Executive commenced providing services to the Company; and

(iii) the Executive’s options on shares of the Company shall remain in full force and effect for the earlier of the expiry date of such options or twelve (12) months following the Company’s Notice of Termination and the option agreements shall be deemed to have been amended, to the extent required, to the effect that any provision which would otherwise terminate such options as a result of the termination of the Executive’s services shall be null and void.

The Company may at any time terminate the services of the Executive and his/her Management Agreement for any just cause that would in law permit the Company to, without notice, terminate the Executive, in which event the

Executive shall not be entitled to the paymentseeet forth above), but shall be entitled to receive the full amount of the Executive’s fees due through to the date of the notice of termination.

The Management Agreement will be deemed to have been terminated by the Company if: without the written agreement of the Executive, the nature of the duties, requirements and arrangements of the Executive are substantially changed such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Executive for a publicly listed mining company, in which event the Company shall be obligated to provide the Executive with a payment as described above.

Any termination by the Company shall be communicated by written Notice of Termination. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and, in the case of a notice of termination for cause, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s engagement.

On an executive’s termination for any reason, the Executive agrees to deliver up to the Company all equipment, all documents, financial statements, records, plans, drawings, papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in its possession or under its control.

The Management Agreement provides that the Executive shall have a special right to terminate its engagement with the Company pursuant to the Section for Good Cause at any time within twelve (12) months of the Takeover of Control of the Company (as defined in the Management Agreement) by giving notice of its resignation in writing to the Board. The notice of resignation must be in writing, must cite the Takoever of Control Provision, and must contain at least one month’s notice and not more than two (2) months notice. The Executive will not receive any payment unless a notice resignation is provided to the Company or a notice of termination is provided to Company. The Executive must exercise this right within twelve (12) months of the Takeover of Control. The Company shall be obligated to provide the Executive with a payment on the fifth calendar day following the earlier of the last calendar day specified in the notice of resignation or the notice of termination, as applicable, and the date the Executive actually ceases to be employed by the Company (the “Date of Resignation”) which shall consist of the following:

(i) the Executive’s fees through to the Date of Resignation at the amount of the Executive’s then existing annual fee at the time notice of termination or notice of resignation was given, the amount of any reimbursable expenses, plus an amount equal to the amount, if any, of any bonuses previously made to the Executive which have not been paid, accrued vacation and any other amounts due upon termination or resignation;

(ii) in lieu of further fees for periods subsequent to the Date of Resignation, a payment equal to the number of months set out in Schedule “B” at the rate of the Executive’s then existing annual fee and incentive bonus pursuant to Schedule “B”; and

(iii) in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the Executive under the Company’s incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth calendar day following the Date of Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate difference between the exercise price of all options held by the Executive, whether or not then fully exercisable, and the higher of (i) the average of the closing prices of the Company’s common shares as reported on the Toronto Stock Exchange (or such other stock exchange on which the Company’s shares may be listed) for thirty (30) calendar days preceding the Date of Resignation or (ii) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves control of the Company as such term is defined in Section 2(g); and

(iv) the Executive shall have the right, exercisable up to the fourth calendar day following the Date of Resignation, to elect to waive the application of the provisions regarding stock options, following the Date of

Resignation. The Executive may exercise this election on or before 5:00 p.m. Toronto time on such fourth calendar day by delivering a notice in writing to the Company of such waiver whereupon:

in accordance with the Company’s stock option plan, the Executive’s unvested options on shares of the Company shall immediately vest and the Executive’s vested options on shares of the Company will expire within ninety (90) days of the Date of Resignation; and

the Company shall be relieved of any obligation in connection with termination of the Executive’s engagement to make the payment in Section 5(h)(iii).

(v) The Executive agrees to accept such compensation in full satisfaction of any and all claims the Executive has or may have against the Company and the Executive agrees to execute and deliver a full and final release in writing of the Company with respect to the same upon payment of said sum, except monies owing by either party to the other up to the Date of Resignation.

The Executive shall not be required to mitigate the amount of any payment provided for under any paragraph of these termantion provisions by seeking other engagement or otherwise nor shall the amount of any payment provided by the termination provisions be reduced by any other compensation earned by the Executive as a result of engagement by another client after the date of termination or otherwise.

The Company shall have full rights to offset any money properly due by the Executive or the Manager to the Company against any amounts payable by the Company to the Executive hereunder.

The Manager will cease to be enrolled in any Company benefit plan after the last day of any notice period given.

6B.2. Stock Option Plan

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2006. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. Under the current plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

1. The maximum number of options that can be issued at any one time cannot be higher than 12% of the Company’s issued and outstanding share capital (on a non-diluted basis).

2 Options are subject to an accelerated expiry term (the “Accelerated Term”) for those options held by individuals who are no longer associated with the Company. The Accelerated Term requires that options held by individuals who resign or are terminated from the Company expire on the earlier of: (i) the original expiry term; or (ii) 90 days from the date of resignation or termination; or (ii) the date provided for in the employment or consulting agreement between participant and the Company; however, shareholder approval is required if this would cause the options to extend beyond original expiry.

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

7. Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including Exchange), the Board may, at any time, without further action by its shareholders, amend the Plan or any Option granted hereunder in such respects as it may consider advisable. The Board may not, however, without the consent of the Participant, alter or impair any of the rights or obligations under an Option theretofore granted. No Common Shares shall be issued under any amendment to this Plan unless and until the amended Plan has been approved by the Exchange. The Plan may be abandoned or terminated in whole or in part at any time by the Board, except with respect to any Option then outstanding under the Plan

8. The Option Price of any Option granted shall be determined by the Board but shall not be less than the volume weighted average trading price of the common shares on the Exchange, or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the 5 trading days immediately prior to the date of grant (or, such other price required by the Exchange) (calculated by dividing the total value by the total volume of securities traded for the relevant period) (“Market Price”).

9. Upon the announcement of any form of transaction (a “Change of Control Transaction”) which, if completed, would constitute a Change of Control and under which Common Shares of the Company are to be exchanged, acquired or otherwise disposed of, including a take-over bid, or tender offer made for all or any of the issued and outstanding common shares, the Company shall, as soon as practicable following the announcement of such Change of Control Transaction, notify each Participant currently holding an Option of the Change of Control Transaction, and all Options of the Participant which have not vested shall be deemed to be fully vested and exercisable solely for purposes of permitting the Participant to exercise such Options in order to participate in the Change of Control Transaction in respect of the Common Shares (the “Optioned Shares”) thereby acquired.

During the year ended December 2008, 4,121,850 [2007 — 8,950,000; 2006 — 1,965,000] options were granted and were valued at $470,048 [2007 — $2,756,350; 2006 — $428,628]. The total stock-based compensation expense recognized during the year ended December 31, 2008 for stock options granted in the current and prior years but vesting during 2008 was $1,012,482 [2007 — $1,849,504; 2006 - $524,197] using the fair value method and was credited to contributed surplus. Compensation cost for 2008 has been calculated using the Black-Scholes pricing model with the following assumptions: Expected volatility 80.3%-82.8% (2007 — 82%; 2006 — 68%), Risk free interest rate 3.25%-3.75%(2007 4%; 2006 3.8%), expected life of 3 and 4 years, and no expected dividends. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date.

6C. Board Practices

The directors are serving staggered terms with terms ranging between one and three years. Zedex has right to nominate two directors. Zedex has nominated John Seton. John Seton is the executive Chairman of Zedex.

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

The Company’s Compensation Committee, which recommends to the Board of Directors the compensation of the companies officers and directors, is comprised of three independent directors: T. Douglas Willock (Chairman), Kevin Flaherty and Jon Morda.

Corporate Governance Committee, which recommends to the Board of Directors changes in governance policy and processes, is comprised of Kevin Flaherty (Chairman), John Seton and T. Douglas Willock.

6D. Employees

	2006	2007	2008

Vietnam	340	471	539
Elsewhere Worldwide	5	6	8

Total	345	477	547

The Company also engages external suppliers who provide their own employees to fulfill service and maintenance contracts at the project sites in Vietnam.

6E. Share Ownership

The following table shows the shareholdings of the Directors and Senior Management, as at December 31, 2008.

6.E.1 Details of Share Ownership

Shareholdings of Directors and Senior Management at March 24, 2009

		Shares of
		Common
		Stock	Options Vested
		(“Shares”)	or Vesting	Beneficial	Percent of
Title of Class	Name of Beneficial Owner	Held	Within 60 Days	Ownership	Class

Common	David A. Seton	23,334	4,603,000	4,626,334	1.95
Common	John A. G. Seton	Nil	1,166,667	1,166,667	0.50
Common	Jon Morda	19,500	413,333	432,833	0.19
Common	T. Douglas Willock	91,000	492,333	583,333	0.25
Common	Kevin Flaherty	Nil	166,667	166,667	0.07
Common	Peter Tiedemann	20,000	908,667	928,667	0.40
Common	Charles Barclay	Nil	1,475,333	1,475,333	0.63
Common	Rod Jones	Nil	506,333	506,333	0.22
Common	James Hamilton	35,090	356,333	391,423	0.17
Common	Huong Le-Dao	Nil	51,283	51,283	0.02
Common	Louis Montpellier	Nil	83,333	83,333	0.04
Common	Russell Graham	Nil	206,333	206,333	0.09

The following table sets forth the Company’s outstanding stock options at December 31, 2008 of Directors and Senior Management:

Table No. 6: Stock Options Outstanding as at December 31, 2008

	Number of
	Common-Voting
Name	Shares	Exercise Price	Grant Date	Expiration Date

David A. Seton	1,000,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.32	Sept 29, 2005	Sept 29, 2010
	3,000,000	0.75	Mar 5, 2007	Mar 5, 2012
	1,809,000	0.40	Jun 18, 2008	Jan 1, 2013
John A. G. Seton	500,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.75	Mar 5, 2007	Mar 5, 2012
Jon Morda	180,000	0.32	Aug 31, 2005	Aug 31, 2010
	350,000	0.65	Mar 5, 2007	Mar 5, 2012
T. Douglas Willock	159,000	0.55	Feb 16, 2006	Feb 16, 2011
	500,000	0.65	Mar 5, 2007	Mar 5, 2012
Kevin Flaherty	250,000	0.75	May 2, 2007	May 2, 2012
Peter Tiedemann	100,000	0.51	Jul 18, 2006	Jul 18, 2011
	1,000,000	0.65	Mar 5, 2007	Mar 5, 2012
	426,000	0.40	Jun 12, 2008	Jan 1, 2013
Charles Barclay	500,000	0.36	Jan 25, 2006	Jan 25, 2011
	500,000	0.43	Nov 3, 2006	Nov 3, 2011
	500,000	0.65	Aug 15, 2007	Aug 15, 2012
	426,000	0.40	Jun 18, 2008	Jan 1, 2013
Rod P Jones	600,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jul 23, 2008	Jan 1, 2013
Huong Le-Dao	153,850	0.40	Sept 1, 2008	Jan 1, 2013
James Hamilton	150,000	0.32	Nov 22, 2005	Nov 21, 2010
	150,000	0.65	Aug 15, 2007	Aug 13, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013
Louis Montpellier	250,000	0.62	May 1, 2008	Apr 30, 2013
Russell Graham	150,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

To the knowledge of the directors and senior officers of the Company, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the Company’s outstanding Shares, at March 30, 2009:

Name	No. of Shares		Percentage

Dragon Capital Group Limited Ho Chi Minh City, Vietnam	89,679,601	(1)	38.60%
Zedex Minerals Limited Auckland, New Zealand	69,174,827	(2)	29.77%

Notes:

(1)	Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 13,000,000 are registered in the name of Vietnam Resource Investment (Holdings) Limited, 16,131,874 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited and 200,000 shares are registered in the name of Dragon Capital Management Limited.

(2)	Mr. John A. G. Seton, director, is an insider and executive chairman of Zedex Minerals Limited.

Beginning in October 2004, the Dragon Capital Group Limited started to acquire Shares in the Company and continued to increase its ownership over 2005 and 2006, resulting in an ownership percentage of 39.05% as at September 30, 2006. As a result of the Company’s share issuances since December 31, 2006, the percentage ownership by the Dragon Capital Group Limited of the Company has decreased to 33% at December 31, 2007. In March 2008 the Dragon Capital Group Limited acquired a further 13,000,000 of the Company’s ordinary shares in a private arrangement bringing their percentage ownership to 38.6%.

Zedex Minerals Limited held 13.49% as at December 31, 2007 and during 2008 entered into agreements with several individual shareholders of the Company that were domiciled outside North America to acquire their holdings. Persuant to these agreements Zedex had the right to acquire an additional 40,332,028 common shares. By March 24, 2009 Zedex had completed the transaction with 37,777,978 common shares transferred under the agreements. At March 24, 2009 Zedex owned 29.77% of the Company’s outstanding shares.

As at March 25, 2008, the Company was aware of 20 record holders in the United States, the host country, representing ownership of 2.58 per cent of the outstanding shares of the Company. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

Related Party Transactions

During the year ended December 31, 2008 the Company entered into the following transactions with related parties:

(a) Paid or accrued $889,836 in 2008 for management fees and $301,626 in 2008 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton; Momentum Resources International Pty Ltd associated with Colin Patterson; Action Management Limited associated with Charles Barclay; Wholesale Products Trading Limited associated with Peter Tiedemann; and Cawdor Holdings Limited associated with Russell Graham. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

(b) Paid or accrued $110,653 in 2008 for consulting and legal fees. The companies that were paid for consulting fees include the following: Jura Trust (“Jura”) associated with John Seton, a director of the Company; Claymore Law (“Claymore”) where John Seton is a principal. The services provided are not under contract as the consulting and legal services are provided on an ad hoc basis based on requests by the Company.

(c) On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company) was assigned the 2% gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. Refer to Exhibit 3.16. The Company paid or accrued $143,031 in 2008 for royalties to Zedex, a shareholder of the Company. The royalty is calculated as 2% of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

These transactions were in the normal course of operation and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

7B. Interests of Experts and Counsel

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

8B. Significant Changes

There have been no significant changes since the date of the Company’s audited financial statements for the year ended December 31, 2008.

ITEM 9:	THE OFFER AND LISTING

9A. Common Share Trading Information

The Company’s Shares trade on the Toronto Stock Exchange (“TSX”) in Canada, under the symbol “OYM”. The initial listing date was effective on the TSX on April 3, 2006. Prior to April 3, 2006, the Company’s Shares traded on the TSX Venture Exchange in Canada.

Table No. 9 lists the high and low sales prices on the TSX and the TSX Venture Exchange (“TSXV”) for actual trades of the Company’s Shares. The Company’s Shares commenced trading on the TSX on April 3, 2006 and prior to that they were listed on the TSXV.

TSX and TSX-V Common — Voting Shares Trading Activity

Month and Year	Low	High
	(CAD$)	(CAD$)

February 28, 2009	$0.11	$0.18
January 31, 2009	0.07	0.15
December 31, 2008	0.045	0.075
November 30, 2008	0.045	0.06
October 31, 2008	0.04	0.12
September 30, 2008	0.115	0.17
Month and Year
October — December 2008	$0.04	$0.125
July — September 2008	0.115	0.25
April — June 2008	0.205	0.39
January — March 2008	0.35	0.50
October — December 2007	0.40	0.61
July — September 2007	0.44	0.78
April — June 2007	0.55	1.20
January — March 2007	0.46	0.72
Annual (Fiscal Year):
Ended December 31, 2008	$0.04	$0.50
Ended December 31, 2007	0.40	1.20
Ended December 31, 2006	0.30	0.94
Ended December 31, 2005	0.215	0.45
Ended December 31, 2004	0.28	0.57
Ended December 31, 2003		$0.87

On April 3, 2006, the Company’s Shares commenced trading its common shares on the Toronto Stock Exchange under the symbol “OYM” and, consequently, no longer trades on TSX Venture Exchange. The closing price of the Shares on March 24, 2009 was $0.18.

Effective March 5, 2008, the Company’s Shares commenced trading on the over the counter bulletin board in the United States under the symbol OLYMF.

The low and high market prices for the Shares, on a quarterly basis, for since March 5, 2008 are as follows:

otc bulletin Board

Month and Year	Low	High
	(US $)

March 5, 2008 — March 31, 2008	0.36	0.40
April — June 2008	0.20	0.38
July — September 2008	0.12	0.25
October — December 2008	0.04	0.12
January — February 2009	0.06	0.16

otc bulletin Board

Month and Year	Low	High
	(US $)

September 2008	0.12	0.17
October 2008	0.05	0.12
November 2008	0.04	0.06
December 2008	0.04	0.08
January 2009	0.06	0.12
February 2009	0.11	0.16

The closing price of the Shares on the OTC Bulletin Board on March 24, 2009 was US $0.14.

Plan of Distribution

Not applicable.

9B. Markets

See 9A. above

9C. Selling Shareholders

Not applicable.

9D. Dilution

Not applicable.

9E. Expenses of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

10A. Share Capital

Refer to Note 7 of the attached financial statements

10B. Memorandum and Articles of Association

Common shares

The Company is authorized to issue an unlimited number of Common Shares (“Shares”), with no par value.

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

Provisions as to the modification, amendment or variation of such rights and provisions are contained in the Business Companies Act (Ontario) (the “Act”) and the regulations promulgated thereunder. Certain fundamental changes to the articles of the Company will require the approval of two-thirds of the votes cast on a resolution submitted to a special meeting of the Company’s shareholders called for the purpose of considering the resolution. These items include (i) an amendment to the provisions relating to the outstanding capital of the Company, (ii) a sale of all or substantially all of the assets of the Company, (iii) an amalgamation of the Company with another company, other than a subsidiary, (iv) a winding-up of the Company, (v) a continuance of the Company into another jurisdiction, (vi) a statutory court approved arrangement under the Act (essentially a corporate reorganization such as an amalgamation, sale of assets, winding-up, etc.), and (vii) a change of name.

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

Directors

Pursuant to section 3.12 of the by-laws of the Company (the “By-Laws”) and section 120(1) of the Canada Business Corporation Act (the “CBCA”), a director or an officer of the Company shall disclose to the Company, in writing or by requesting to have it entered in the directors’ meeting minutes or the directors’ committee meeting minutes, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Section 3.12 of the By-Laws also provides that such a director or officer shall not vote on any resolution to approve such a contract or transaction except as provided under the CBCA. Section 120(5) of the CBCA permits such a director to vote on any resolution to approve a contract or transaction if it: (a) relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate; (b) is to indemnify or insure a current or former director or officer, or another individual who acts or has acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity; or (c) is with an affiliate.

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

2) Agreement for Fulfilment of Contract, dated September 16, 2006, between Phuoc Son Gold Co. Ltd. and Huong Toan Company Ltd. This contract was cancelled on November 26, 2006. Refer to Item 4D.1 for details on this contract and cancellation.

3) Mining License No 116 / GP-BTNMT — dated January 23, 2006. Refer to Item 4D.1 (a) for details on this license.

4) Gold Export Certificate — dated January 25, 2006 and January 5, 2007. Refer to Item 4D.2 (a) for details on this license.

5) Memorandum of Agreement and Supplement — November 24, 2006 — Refer to Item 4A for details on this agreement.

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

The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, government or entity that is a “non-Canadian” as defined in the Investment Canada Act. Such investments are generally reviewable under the Investment Canada Act by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister’s determining that the investment is likely to be of “net benefit to Canada” based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which are otherwise non-reviewable and the establishment of new Canadian businesses are subject to certain notification requirements under the Investment Canada Act in the prescribed form and manner.

Management of the Company believes that it is not currently a “non-Canadian” for purposes of the Investment Canada Act and therefore it is not subject to the Act. However, if the Company were to become a “non-Canadian” in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a “non-Canadian” of an existing Canadian business with gross assets of $5 million or more is reviewable under the Investment Canada Act, unless the business is acquired by a WTO investor in which the thresholds for transactions are $250 million in 2005, $265 million in 2006, $281 million in 2007 and $295 million in 2008. Generally, indirect acquisitions of existing Canadian businesses (with gross assets over $50 million) are reviewable under the Investment Canada Act, except in situations involving “WTO investors” where indirect acquisitions are generally not reviewable but are nonetheless subject to notification. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher “WTO investor” thresholds do not apply.

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

Any proposed take-over of the Company by a “non-Canadian” would likely only be subject to the simple notification requirements of the Investment Canada Act, as in all likelihood that non-Canadian would be a “WTO investor” for purposes of the Investment Canada Act provided that the high WTO threshold is not met. Generally, a “WTO investor” is an individual, other than a Canadian, who is a national of a country that is a member of the World Trade Organization or a business entity controlled by such an individual. Virtually all countries of the Western world are members of the World Trade Organization. The Company would have to have a gross asset base of at least $5 million for a direct acquisition, and at least $50 million for an indirect acquisition, before the reviewable transaction provisions of the Investment Canada Act would apply to a third party non-Canadian acquirer that is not a WTO investor.

10E. Taxation

10E.1. Certain Canadian Federal Income Tax Consequences — General

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a “Holder”) who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada — United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a Business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on Business in Canada and elsewhere.

Under the Act and the Treaty, a. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some Holders such as qualifying pension funds and charities. Reference is made to “Item 10E.4 — United States Taxation” for a more detailed discussion of the United States tax considerations relating to an investment in the Shares.

10E.2. Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the “Treaty”), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, shall not exceed 15%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, the withholding tax rate is reduced to 5% and, in all other cases, the tax rate is 15% of the gross amount of the dividend (under the provisions of the Canada — US Income Tax Convention). The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

10E.3. Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The TSX is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the Business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of our shares.

US Holders

As used herein, a “US Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or Business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct or trade or Business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on our Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits as defined under US Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

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

Dividends paid on our shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such US Holder owns shares representing at least 10% of our voting power and value. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

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

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, at-the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States Federal income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our shares:

Passive Foreign Investment Company

As a foreign corporation with US Holders, we could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, if 75% or more of our gross income in a taxable year is passive income, or the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose Business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or persons.

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

Shareholder Election

These adverse tax consequences may be avoided, if the US Holder has elected to treat the PFIC as a qualified electing fund (a “QEF”) with respect to that US Holder effective for each of the PFIC’s taxable years beginning on or after January 1, 1987, which include any portion of the US Holder’s holding period.

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

Mark to Market Election

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such US Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A US Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our shares as of the close of such tax year over such US Holder’s adjusted basis in such shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our shares included by such US Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a US Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our shares and we are a PFIC (“Non-Electing US Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder’s adjusted tax basis in our shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The PFIC and QEF election rules are complex. US Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of our stock (“United States shareholder”), we could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would cause many complex results including the required inclusion by such United States shareholders in income of their pro rata share of our “Subpart F income” (as specially defined by the Code). If we are both a PFIC and controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for our taxable years ending with or within such taxable years of United States shareholders. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a US Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the US Holders of our shares, a more detailed review of these rules is outside of the scope of this discussion.

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

Refer to 3.D above

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

15.T.1 (a) Disclosure Controls and Procedures of the Company’s Chief Executive Officer

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

15T.2 (b) Management’s Annual Report on Internal Control Over Financial Reporting

Internal control testing is performed every six months.

Olympus’ executive officers have evaluated the effectiveness of the company’s design and operational effectiveness of its internal controls over financial reporting as of December 31, 2008 based on framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), pursuant to the requirements of Multilateral Instrument 52-109 and Sarbanes — Oxley. Based on this evaluation, Olympus’ executive officers believe that the Company’s design and operation of internal controls over financial reporting is effective and provides reasonable assurance regarding the reliability of the company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with (Canadian and US) GAAP.

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

Refer to Exhibit 3.19 for the Code of Business Conduct and Ethics.

16C. Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year		Audit Related
Ending	Audit Fees(1)	Fees(2)	Tax Fees(3)	All Other Fees(4)

2008	$125,000	Nil	Nil	Nil
2007	$125,000	$60,000	Nil	$270,000

(1)	The aggregate audit fees billed.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

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

1. Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2008 and 2007, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2008, 2007, and 2006, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 16 to the consolidated financial statements.

ITEM 18:	FINANCIAL STATEMENTS

See Item 17. Financial Statements.

ITEM 19:	EXHIBITS

19A. Financial Statements

1. Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2008 and December 31, 2007, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2008, 2007, and 2006, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 16 to the consolidated financial statements.

19B. Exhibits

1	.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1. Articles of Incorporation and By Laws
1	.1.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1.1 Certificates of Status, Amendment, Continuance
1	.2.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1.2 Bylaws as currently in effect.
2	.	Instruments defining the rights of holders of equity — refer to exhibit 1 under 19B.
3	.	Material Contracts
3	.1.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.1 — Mining Permit — dated July 22, 1992
3	.2.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.2 — Right to Use Land Certificate — dated October 9, 1993
3	.3.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.3 — Investment License — No: 140 / GP, dated March 5, 1991 and Amendments
3	.4.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.4 — Debt Finance Facility Agreement — dated February 8, 2006
3	.5.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.5 — Mining License No 116/GP — BTNMT — dated January 23, 2006
3	.6.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.7 — Investment License No. 2355/GP — dated October 20, 2003
3	.7.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.8 — Joint Venture Agreement — dated March 5, 2003.
3	.8.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 — Agreement for Fulfilment of Contract, dated September 16, 2006 and cancellation of agreement on November 27, 2006.
3	.9.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 — Memorandum of Agreement and Supplement — November 24, 2006
3	.10.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 — Stock Option Plan — September 12, 2003
3	.11.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.13 — Management service agreement with Momentum Resources International Pty Ltd. — dated July 16, 2005 and amendment dated January 28, 2008.
3	.12.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.17 — Argor Heraeus Refining Contract — dated January 11, 2005
3	.13.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.18 — Dragon Equity and Debt Financing dated December 17, 2004
3	.14.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.19 — Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and Olympus Pacific Minerals, Inc. dated January 1, 2006
3	.15.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.20 — Certificate of Incorporation and Articles of Incorporation of Kadabra Mining Corp — May, 2007.
3	.16.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.22 — Share Placement Documents dated March 19, 2007
3	.17.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.23 — Shareholders Rights Plan — dated June 25, 2007
3	.18.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.24 — Stock Option Plan — dated June 7, 2007
3	.19.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.25 — Code of Ethics — September 19, 2006
3	.20.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.27 — Framework of Laos and Cambodia Joint Venture Agreement, July 17, 2007.

3	.21.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.28 — Exploration License dated January 10, 2008
3	.22.	Reference is made to the Amended Registration Statement of Form 20-F-A dated June 29, 2007, submitted to the Securities and Exchange Commission on June 29, 2007 for exhibits 19B.1 — 19B.3.24.
3	.23.	Reference is made to the Amended Registration Statement of Form 20-F-A dated July 13, 2007 for exhibit 19B3.25 and November 13, 2007 for exhibits 19B.3.26 and 19B.3.27.
3	.24.	Management Service Agreement with Huong Le-Dao dated September 1, 2008.
3	.25.	Employment Agreement with Thomas Rodney Pervical Jones dated January 1, 2008.
3	.26.	Management service agreement with Orangue Holdings Limited — dated January 1, 2008
3	.27.	Management service agreement with Action Management Limited — dated January 1, 2008
3	.28.	Management Service Agreement with Wholesale Products Limited dated January 1, 2008
3	.29.	Management Service Agreement with Cawdor Holdings Limited dated January 1, 2008
3	.30.	Employment Agreement with James Hamilton dated January 1, 2008.
3	.31.	Bong Mieu Exploration Licence No 2125/GP-BTNMT
3	.32.	Gold Export Certificates — dated December 31, 2008
3	.33.	Addendum 3 to the Refining Contract of November 1st 2005 dated December 10, 2008 between Argor-Hearaeus SA and Bong Mieu Gold Mining Company.

4.	List of Subsidiaries

The Company has the following subsidiaries:

a. Formwell Holdings Ltd. — incorporated in British Virgin Islands;

b. Bong Mieu Holdings Ltd. — incorporated in Thailand;

c. Bong Mieu Gold Mining Company Limited — incorporated in Vietnam (80% owned by Bong Mieu Holdings Ltd.;

d. Olympus Pacific Vietnam Ltd. — incorporated in British Virgin Islands;

e. New Vietnam Mining Corporation (NVMC) — incorporated in British Virgin Islands;

f. Phuoc Sun Gold Company Limited — incorporated in Vietnam (85% owned by New Vietnam Mining Corporation (NVMC);

g. Olympus Pacific Thailand Ltd. — incorporated in British Virgin Islands;

h. Kadabra Mining Corp. — incorporated in Phillipines;

i. Olympus Pacific Minerals Inc Vietnam Ltd. — incorporated in Vietnam

5.	Consents

5.1.  Consent of Terra Mining Consultants and Stevens & Associates

12.	Certifications

12.1 Certification of Chief Executive Officer

12.2 Certification of Chief Financial Officer

13 Certifications

13.1 Certification of Chief Executive Officer

13.2 Certification of Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Olympus Pacific Minerals Inc.

By:	/s/ Peter Tiedemann
Peter Tiedemann
Chief Financial Officer

Date: March 30, 2009

Report of Independent Auditors

To the Shareholders of Olympus Pacific Minerals Inc.

We have audited the consolidated balance sheets of Olympus Pacific Minerals Inc. as at December 31, 2008 and 2007, and the consolidated statements of operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at December 31, 2008 and 2007, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

/s/  Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 30, 2009

OLYMPUS PACIFIC MINERALS INC.

Consolidated Balance Sheets

	As at
	December 31	December 31
	2008	2007
	(Canadian dollars)

ASSETS
Current
Cash	$5,096,418	$26,656,146
Accounts receivable and prepaid expenses	3,045,997	1,079,598
Inventory (note 12)	3,759,934	1,293,463

	11,902,349	29,029,207
Long-term
Property, plant and equipment (note 6)	14,298,403	11,094,563
Mineral properties (note 3)	9,564,422	9,818,923
Deferred exploration and development costs (note 3)	30,708,439	21,707,466

	54,571,264	42,620,952
	66,473,613	71,650,159

LIABILITIES
Current
Accounts payable and accrued liabilities	4,423,154	3,163,155
Capital lease obligations (note 11)	698,281	388,390
Asset retirement obligation (note 4)	138,405	135,333

	5,259,840	3,686,878
Long-term
Asset retirement obligation (note 4)	1,282,002	721,686

	1,282,002	721,686
Commitments and contractual obligations (note 9), Income taxes (note 13)	6,541,842	4,408,564

SHAREHOLDERS’ EQUITY
Share capital (note 7a)	104,206,522	104,159,423
Contributed surplus (note 7a)	7,600,309	6,482,499
Deficit	(51,875,060)	(43,400,327)

	59,931,771	67,241,595

	$66,473,613	$71,650,159

See accompanying notes to the Consolidated Financial Statements

On behalf of the Board of Directors	“signed” David A. Seton Executive Chairman & Chief Executive Officer	“signed” Jon Morda Director & Chairman of Audit Committee

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Operations and Comprehensive Loss

	For the Years Ended December 31
	2008	2007	2006
	(Canadian dollars)

Sales — Gold	$7,755,495	$6,996,257	$1,644,040

Cost and expenses
Cost of sales	6,204,527	5,523,193	1,535,891
Amortization	2,630,938	1,925,458	596,176
Management fees and salaries	3,092,628	2,770,770	1,515,417
Professional fees	397,183	782,058	353,402
Travel	644,390	574,569	425,895
Investor relations and promotion	373,857	527,466	256,207
Consulting fees	634,726	393,438	315,763
Office and general administrative	684,453	417,526	508,269
Transfer agent and regulatory fees	199,480	161,409	189,237
Royalty expense	137,141	112,336	47,960
Shareholders’ information	96,125	80,492	37,767
General exploration	69,295	74,442	158,700
Stock-based compensation (note 7b)	1,063,160	2,272,717	617,071

	16,227,903	15,615,874	6,557,755

Other (income) expense
Interest income	(590,313)	(694,985)	(272,156)
Interest expense	2,923	130,615	127,262
Write-off of deferred exploration costs (note 3)	922,920	—	438,931
Write-off of deferred transaction costs	—	265,488	—
Impairment charge (note 3)	—	—	4,280,000
Loss on disposal of capital assets	19,551	—	—
Debt extinguishment costs (note 5)	—	54,060	—
Foreign exchange loss/(gain)	(352,756)	566,894	(8,865)

	2,325	322,072	4,565,172

Loss and comprehensive loss for the year	$8,474,733	$8,941,689	$9,478,887

Basic and diluted loss per common share	$0.04	$0.04	$0.06
Weighted average number of common shares outstanding	232,402,999	200,364,897	164,678,791

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Deficit

	For the Years Ended December 31
	2008	2007	2006
	(Canadian dollars)

Deficit
Balance, beginning of year	$43,400,327	34,458,638	24,979,751
Loss for the year	8,474,733	8,941,689	9,478,887

Deficit, end of the year	$51,875,060	43,400,327	34,458,638

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statements of Cash Flows

	For the Years Ended December 31
	2008	2007	2006
	(Canadian dollars)

Operating activities :
Loss for the year	(8,474,733)	(8,941,689)	(9,478,887)
Items not affecting cash
Amortization	2,630,938	1,925,458	596,176
Amortization of deferred financing costs	—	—	81,090
Stock-based compensation expense	1,063,160	2,272,717	617,071
Write-off of deferred transaction costs	—	265,488	—
Loss on disposal of capital assets	19,551
Accretion expense	52,650	37,211	29,097
Write-off of deferred exploration costs	922,920	—	438,931
Impairment charge	—	—	4,280,000
Foreign exchange	(136,974)	231,101	10,286
Reclamation costs	(177,582)	(79,388)	—
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	(1,966,399)	624,385	(1,452,499)
Accounts payable and accrued liabilities	1,341,093	961,315	292,661
Inventory	(2,242,049)	(676,418)	(357,529)

Cash used in operating activities	(6,967,424)	(3,379,820)	(4,943,603)

Investing activities :
Deferred exploration and development costs	(9,066,810)	(7,612,887)	(5,072,261)
Acquisition of property, plant and equipment	(5,210,778)	(1,627,525)	(3,747,249)
Deferred transaction costs	—	—	(209,238)

Cash used in investing activities	(14,277,588)	(9,240,412)	(9,028,748)

Financing activities :
Shares issued	—	36,829,000	16,543,966
Warrants issued	—	1,092,963	—
Shares issued on warrants exercised	—	2,394,987	—
Repayment of debt	—	(2,156,497)	—
Repayable loan	—	—	2,314,200
Share issue cost	20,655	(2,068,049)	(1,195,261)
Capital lease payments	(649,329)	(367,800)	—

Cash provided by financing activities	(628,674)	35,724,604	17,662,905

Increase in cash during the year	(21,873,686)	23,104,372	3,690,554
Cash — beginning of the year	26,656,146	4,101,536	404,987
Effect of foreign exchange rate changes on cash	313,958	(549,762)	5,995

Cash — end of the year	$5,096,418	26,656,146	4,101,536

See accompanying notes to the Consolidated Financial Statements

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements December 31, 2008
All dollar amounts are in Canadian Dollars unless otherwise stated

Notes to Financial Statements

1.	Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia. The Company focuses its activities on two properties located in Central Vietnam — the Bong Mieu Gold property and the Phuoc Son Gold property.

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

Change in Accounting Policies

The Company has adopted the following new Canadian Institute of Chartered Accountants (CICA) guidelines effective for the Company’s first quarter commencing January 1, 2008:

Section 3862 and 3863 — Financial Instruments — Disclosure and Presentation

The CICA issued Section 3862 and Section 3863, which are effective for fiscal years beginning on or after October 1, 2007. The objective of Section 3862 is to provide financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. The purpose of Section 3863 is to enhance the financial statement user’s understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows. The Company has adopted Section 3862 and additional disclosures are included in note 10. On adopting Section 3863, there was no effect on the Company’s financial statements.

Section 1535 — Capital Disclosures

The CICA issued Section 1535 which establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed in order to enable users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The Company has adopted Section 1535 and disclosure is included in note 7.

Section 1400, General Standards of Financial Statement Presentation

The CICA issued Section 1400 which provides revised guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

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

On adopting Section 1400, there was no effect on the Company’s financial statements.

Section 3031 — Inventories

The CICA issued Section 3031 which supersedes Section 3030 and converges Canadian standards with International Accounting Standard 2, Inventories. This standard requires that: inventories be measured at the lower of cost and net realizable value; the allocation of overhead be based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a subsequent increase in the value of inventories. Disclosure requirements include the Company’s policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. On adopting Section 3031, there was no effect on the Company’s financial statements.

Future Accounting Changes

Section 1582, 1601, and 1602 — Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests. These sections replace the former Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 and Section 1601 are harmonized with IFRS 3R Business Combinations and IAS 27R Consolidated and Separate Financial Statements.

Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides additional guidance on determining the fair value of financial instruments, where the Company’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including financial derivatives. This EIC applies to interim and annual financial statements beginning on or after January 20, 2009.

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

Section 3064 — Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Furthermore, the CICA agreed to the withdrawal of Section 3450, Research and Development Costs and incorporate the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064. Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets. Accordingly, this standard prohibits the capitalization of costs associated with research activities.

Section 1000, Financial Statement Concepts

The CICA concluded that the guidance in Section 1000, Financial Statement Concepts permitting deferral of costs based on matching revenues and expenses should be deleted to prevent the inappropriate capitalization of costs.

Management is currently in the process of determining the impact of these standards on the Company’s consolidated financial statements.

Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Critical accounting estimates used in the preparation of the consolidated financial statements involve judgement and are, or could be, affected by significant factors that are beyond management’s control. Actual results could differ from these estimates.

Cash

Over 93 percent of the Company’s cash at December 31, 2008 is comprised of cash deposited with two major financial institutions in Canada, in interest bearing bank deposit accounts. The remaining cash is held in bank deposit accounts in Vietnam and the Philippines.

Mineral properties

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost.

All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

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

Asset Retirement Obligations

Asset Retirement Obligations (ARO) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties. The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change. Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs. Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs. Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred. Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

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

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations. Effective from January 1, 2009 the

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

Company will change its reporting currency from Canadian dollars to US dollars. All of the company’s revenue and the majority of its expenditures are transacted in US dollars.

Property, plant and equipment

The Company records building, plant, equipment and infrastructure at cost. Buildings, plant and equipment, and infrastructure involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized using the straight-line method over three years.

In the normal course of its business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

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

Stock-based compensation

In accordance with Section 3870, the Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility. The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited. The Company has used historical data to determine volatility in accordance with the Black-Scholes model. For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.

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

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company has a bonus share program that allows non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares. If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination. The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

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

Revenue Recognition

Revenue from the sale of gold and by-products, such as silver, are recognized when; (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until the point that gold and silver are uplifted from the gold room at the mine site and the doré bars are consigned for transport to the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, doré bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

the cost of similar items added during the month. Doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

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

The Company values finished goods, ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

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

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Cash

Cash is classified as held-for-trading and recorded at fair value. The fair value is calculated using published price quotations in an active market, where there is one. Otherwise fair value represents cost plus accrued interest, which is reasonable given its short-term nature.

Accounts Receivables, Accounts Payable, Accrued Liabilities and Capital Leases

These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost.

Long-term debt

Long-term debt is classified as other financial liabilities and accounted for at amortized cost. Transaction costs related to issuing debt are netted against the loan facility.

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

3.	Mineral Properties and Deferred Exploration and Development Costs

			Deferred Exploration and
	Mineral Properties		Development Costs
	December 31	December 31	December 31	December 31
	2008	2007	2008	2007

Bong Mieu	$3,944,000	$3,944,000	$11,353,606	$6,535,527

Phuoc Son	6,116,904	6,116,904	19,726,900	14,834,584

Capcapo	—	—	922,920	678,541

Other	—	—	1,120	—

	10,060,904	10,060,904	32,004,546	22,048,652
Accumulated amortization(1)	(496,482)	(241,981)	(373,187)	(341,186)
Write-off(2)(3)			(922,920)

Total	$9,564,422	$9,818,923	$30,708,439	$21,707,466

(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.

(2)	Write-off of $922,920 of Deferred Exploration costs in 2008 relates to the Capcapo property where exploration activities have been halted due to the uncertainty of the current economic climate and the outcome of community consultation.

(3)	During the fourth quarter of 2006, management determined that the Bong Mieu Central Gold mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central Fold mine deferred exploration and development costs.

Bong Mieu Gold Property

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit). Olympus acquired this project in 1997. Olympus owns 80 percent and the Company’s Vietnamese partner owns 20 percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company pays a 2 percent royalty based on 80 percent of the revenues of Bong Mieu to Zedex Minerals Limited. The Company also pays a royalty equal to 3 percent of the sales price to the Vietnam Government.

Phuoc Son Gold Property

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

Ore mined from Phuoc Son is currently being trucked to the Bong Mieu processing facility under a temporary trucking permit received on March 17th, 2009. The temporary trucking permit expires on May 18th, 2009 during which time Phuoc Son is permitted to truck up to 12,000 tonnes of ore. The directors and management of the Company currently expect that the trucking permit will be extended without significant impact on operations. However, should the temporary trucking permit not be extended or a new trucking permit received, the Company would need to consider alternative methods to process the Phouc Son deposit.

4.	Asset Retirement Obligation

	December 31, 2008	December 31, 2007

Balance, beginning of the year	$857,019	$949,495
Liabilities incurred	492,329	94,059
Liabilities settled	(177,582)	(79,388)
Foreign exchange adjustment	195,991	(144,358)
Accretion	52,650	37,211

Balance, end of the period	1,420,407	857,019
Current portion	138,405	135,333

Non-current portion	$1,282,002	$721,686

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam. The Company estimated the cost of rehabilitating the sites at $1,420,407 over the next 8 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

The $1,420,407 will be spent as follows: 2009 — $138,405; 2010 — $258,399; 2011 — $252,786; 2012 — $646,885; 2013 — $38,654; and 2014 and thereafter — $85,278.

5.	Loan Facility

On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the “Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia was repaid in full. Concurrently, MBL elected to exercise its share purchase warrants to acquire 5,376,092 common shares of the Company at a price of $0.4347 for gross proceeds of $2,336,987.

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

6.	Property, Plant & Equipment

	December 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	Depreciation	Net Book Value	Cost	Depreciation	Net Book Value

Building	$1,082,950	$441,741	$641,209	$866,835	$221,481	$645,354
Leasehold improvements	150,189	82,170	68,019	103,005	46,088	56,917
Machinery and equipment	8,709,595	2,856,755	5,852,840	6,706,032	1,284,822	5,421,210
Office equipment, furniture and fixtures	1,261,520	750,836	510,684	1,097,257	509,395	587,862
Vehicles	445,144	291,576	153,568	400,711	222,128	178,583
Infrastructure	4,057,445	1,277,635	2,779,810	3,737,315	547,073	3,190,242
Capital Assets in progress	4,292,273	—	4,292,273	1,014,395	—	1,014,395

	$19,999,116	$5,700,713	$14,298,403	$13,925,550	$2,830,987	$11,094,563

7.	Capital Stock

Capital Management

The Company defines capital that it manages as its shareholders equity. In the past year, the Company has not raised cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry. The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond its control. The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets. To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:

•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;

•	Preparing detailed budgets by project that are approved by the Board for development, exploration and corporate costs;

•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and

•	Detailed project financial analysis to determine new funding requirements.

At December 31, 2008, the Company has no debt and a cash balance of $5,096,418 which exceeds the minimum liquidity cushion as determined by management and is sufficient to meet current budgeted expenditures.

Total managed capital as at December 31, 2008 was $59,931,771 [December 31, 2007 — $67,241,595]. The Company has no obligation to pay dividends on share capital.

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

a)	Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years-ended December 31, 2007 and 2008.

	Number of	Amount
	Shares	$

Common shares, January 1, 2007	164,678,791	$66,074,507
Private placement(1)	21,428,571	12,000,000
Prospectus offering(2)	38,461,538	23,846,154
Issued upon exercise of options	1,978,565	1,231,986
Issued upon exercise of warrants	5,476,092	3,393,060
Issued on exercise of over-allotment(2)	216,394	134,164
Bonus common shares issued	137,060	86,090
Share issue costs(3)	—	(2,606,538)

Common shares, December 31, 2007	232,377,011	$104,159,423

Share issue costs	—	20,654
Bonus common shares issued	46,090	26,445

Common shares, December 31, 2008	232,423,101	$104,206,522

The following table shows movements in contributed surplus of the Company for years ended December 31, 2008 and 2007.

	December 31, 2008	December 31, 2007

Balance, beginning of the year	$6,482,499	$4,347,990
Options granted and vested during the year	1,012,482	1,849,504
Bonus common shares vested during the year	116,580	69,309
Bonus common shares issued	(11,252)	(34,379)
Valuation of Warrants, net of issue costs (2 and 3)	—	1,092,963
Options and warrants exercised	—	(1,381,376)
Agents’ compensation options and warrants granted(3)	—	538,488

Balance, end of the year	$7,600,309	$6,482,499

(1)	On March 19, 2007, the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772.

(2)	On August 10, 2007, the Company completed an Offering (the “Offering”) of 38,461,538 Units of the Company at a price of $0.65 per unit for gross proceeds of $25,000,000 and net proceeds of $22,891,000. Each Unit consisted of one common share and one-half of one common share purchase warrant. The Units were separated into common shares [a total of 38,461,538] and common share purchase warrants [a total of 19,230,769] immediately following the closing of the Offering. Of the Offering price of $0.65 per Unit, the Company has, for accounting purposes, allocated $0.62 to each common share and $0.03 to each one-half common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share of the Company at $0.80 and expires August 9, 2009.

The Company also granted the Agents an over-allotment option to purchase additional Shares at a price of $0.62 and additional whole common share purchase warrant at a price of $0.06 for a period of 30 days from closing. The over-allotment option was partially exercised on September 7, 2007 and as a result, a total of 216,394

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

common shares of the Company at $0.62 and 323,947 whole common share purchase warrants at $0.06 were issued for gross proceeds of $153,601 and net proceeds of $144,385.

(3)	Agents for the August 10, 2007, Offering were paid a cash commission equal to 6 percent of the gross proceeds and were granted non-transferable compensation options to acquire 2,307,692 Agent’s units. Each compensation option is exercisable for one Agent’s unit at $0.65 and expires on August 10, 2009. Each Agent’s Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole Agent’s common share purchase warrant will entitle the holder to acquire one common share of the Company at a price of $0.80 per common share and will expire on August 10, 2009.

b)	Stock Options

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

The following table provides a summary of the stock option activity for the years ended December 31, 2008 and December 31, 2007.

	December 31, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price	Number of	Price
	Options	$	Options	$

Outstanding, beginning of the year	17,592,334	0.53	11,477,500	0.39
Granted	4,121,850	0.42	8,950,000	0.70
Exercised	—	—	(1,978,565)	0.43
Forfeited/Expired	(2,125,000)	0.42	(856,601)	0.58

Outstanding, end of the period	19,589,184	0.52	17,592,334	0.53

Options exercisable at the end of the period	14,789,890	0.52	14,249,925	0.49

The following table summarizes information about the stock options outstanding for the year ended December 31, 2008.

	Options Outstanding			Options Exercisable
	Number		Weighted	Number	Weighted
	Outstanding	Weighted	Average	Exercisable	Average
	As at	Average	Exercise	As at	Exercise
	December 31,	Remaining	Price	December 31,	Price
Range of Exercise Prices	2008	Life (Years)		$2008	$

$ 0.30 - 0.36	5,530,000	1.74	0.32	5,530,000	0.32
$ 0.40 - 0.45	4,350,184	3.81	0.40	577,537	0.43
$ 0.50 - 0.55	609,000	1.86	0.52	609,000	0.52
$ 0.60 - 0.65	4,850,000	3.40	0.65	4,409,527	0.57
$ 0.75	4,250,000	3.19	0.75	3,663,826	0.75

	19,589,184		0.52	14,789,890	0.52

During the year ended December 31, 2008, 4,121,850 [2007 — 8,950,000] options were granted and were valued, for accounting purposes, at $470,048 [2007 -$2,756,350] using the Black-Scholes model. The assumptions for the 2008-granted stock option series were: Expected volatility 80.3%-82.8%, Risk free interest rate 3.25%-

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

3.75%, expected life of 3 and 4 years, and no expected dividends. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date. The vesting periods of these options are: one-third of the options will vest after January 2, 2009, one-third after January 2, 2010 and the remaining one-third will vest after January 2011.

The total share compensation expense recognized for stock options granted in the current and prior years was $1,012,482 [2007 — $1,849,504].

c)	Warrants

The following table shows movements in number of warrants of the Company for the years ended December 31, 2008 and December 31, 2007.

	December 31, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price	Number of	Price
	Warrants	$	Warrants	$

Outstanding, beginning of the year	21,344,716	0.78	7,266,092	0.47
Granted (see note 7a)	—	—	19,554,716	0.80
Exercised	—	—	(5,476,092)	0.43
Expired(1)	(1,790,000)	0.58	—	—

Outstanding, end of the period	19,554,716	0.80	21,344,716	0.78

(1)	The warrants that expired related to the March 31, 2006 private placement.

The following is a summary of the warrants outstanding as at December 31, 2008.

	Number
	Outstanding
	as at
	December 31,
Exercise Prices	2008	Expiry Date

$0.80	19,230,769	August 10, 2009
$0.80	323,947	September 7, 2009
	19,554,716

d)	Bonus Share Program for Non-Executive Employees

For the bonus periods ending in 2007 and 2006, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to 1 year service requirement, 508,150 common shares in 2008 and 2007.

In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to a 1 year service requirement, 366,600 common shares on January 15, 2009. On the grant date, the fair value of these share awards including the cash bonus is $176,600.

The total compensation expense recognized for the bonus share program for the year ended December 31, 2008 was $130,615 [2007 — $380,566].

e)	Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

The deferred share units are paid out in cash upon retirement/resignation. The value of the DSU cash payment changes with the fluctuations in the market value of the common shares. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the Consolidated Statements of Operation in the period of the change. DSUs granted during the year ended December 31, 2008 totalled 466,668 units. Liabilities related to this plan are recorded in accrued liabilities in the Consolidated Balance Sheet and totalled $35,000 as at December 31, 2008.

8.	Related Party Transactions

The Company entered into the following related party transactions during the 2008 year:

	Year-to-Date December 31
	2008	2007

Consulting and legal fees	$110,653	$133,839
Management fees	$889,836	$1,228,499
Reimbursement of expenses	$301,626	$249,591
Royalties	$143,031	$112,336

As of December 31, 2008, accounts payable was nil and accrued expenses were $57,355 in respect of these transactions.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Legal and consulting fees

Consulting services were provided by Jura Trust and Spencer Enterprises Limited which were associated with John Seton, a director of the Company. Legal services were provided by Claymore Law where John Seton is a principal. The services provided are not under contract as the consulting and legal services are provided when required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses were incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2008 and 2007; Wholesale Products Trading Limited associated with Peter Tiedemann in 2008 and 2007; Momentum Resources International Pty Limited associated with Colin Patterson in 2008 and 2007; Action Management Limited associated with Charles Barclay in 2008 and 2007, and Cawdor Holdings Limited associated with Russell Graham in 2008 Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties

On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

9.	Commitments and Contractual Obligation

As at December 31, 2008

						Year 5
		Less Than				and
Payment Due	Total	One Year	Year 2	Year 3	Year 4	Thereafter

Capital lease obligations	698,281	698,281	—	—	—	—
Operating leases	488,188	234,634	91,422	81,095	81,037	—
Purchase obligations — supplies & services	2,371,582	2,185,629	185,953	—	—	—
Purchase obligations — capital	355,342	355,342	—	—	—	—
Asset retirement obligations	1,420,407	138,405	258,399	252,786	646,885	123,932

Total	5,333,800	3,612,291	535,774	333,881	727,922	123,932

10.	Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and capital lease obligations. The carrying amount of cash, receivables, capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

Market and commodity price risk

The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments. The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within one week of shipment. During the year the company sold gold at the weighted average price of US$883. A change of US $100 in the gold price per ounce the Company received would have changed the Company’s net loss by approximately $808,000 in 2008.

Foreign exchange risk

The Company operates in Canada, Vietnam, and the Philippines. The functional and reporting currency of the parent company is Canadian dollars. The functional currency of significant subsidiaries is US dollars. The subsidiaries transact in a variety of currencies but primarily in the US dollar and Vietnamese Dong.

Effective from January 1, 2009 the Company will change its reporting currency from Canadian dollar to US dollar and all of its revenue and the majority of its expenditures are transacted in US dollar.

Foreign exchange risk arises because the amount of the local currency receivable or payable for transactions denominated in foreign currencies may vary due to changes in exchange rates (“transaction exposures”) and because the financial statements of the Company may vary on consolidation into Canadian dollars (“translation exposures”).

The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US dollar cash. The corporate office is required to revalue the Canadian dollar equivalent of the US dollar cash at each period end. Foreign exchange gains and losses from the cash are recorded in earnings.

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2008, foreign exchange rate fluctuations of +/-5% on the US dollar cash on hand would, everything else being equal, not have a significant effect on loss from operations for the year ended December 31, 2008.

Translation exposure arises when the Entity consolidates its financial statements in Canadian dollars. The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk

The Company was previously exposed to interest rate risk as interest on the variable interest rate US$2 million loan facility fluctuated due to changes in the LIBOR market interest rates. The loan was repaid in full on June 27, 2007.

There were no derivative instruments related to interest rates outstanding as at December 31, 2008 and December 31, 2007.

Credit risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counter party credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counter parties, taking into account their financial position, past experience and other factors. The company minimises its exposure by holding cash with two major financial institutions in Canada.

One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within one week of shipment. The Company’s receivables are all current.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at December 31, 2008, the Company was holding cash and cash equivalents of $5,096,418. Over 93 percent of the Company’s cash balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.

11.	Capital Lease Obligations

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31, 2008	December 31, 2007

Total minimum lease payment	$698,281	$388,390
Less: current portion	(698,281)	(388,390)

	$—	$—

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

12.	Inventory

	December 31, 2008	December 31, 2007

Doré Bars	$190,446	$293,829
Ore in stockpiles	381,302	126,311
Gold in circuit	213,537	115,388
Mine operating supplies	2,974,649	757,935

Total	$3,759,934	$1,293,463

13.	Income Taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2008	2007	2006

Loss	$(8,474,000)	$(8,942,000)	$(9,479,000)

Expected tax benefit	(2,838,000)	(3,051,000)	(3,223,000)
Issue costs	(294,000)	(345,000)	(215,000)
Foreign tax differential	213,000	(843,000)	1,418,000
Foreign exchange on Vietnam losses	1,251,000	—	—
Non deductible expenses	(1,743,000)	2,129,000	116,000
Other	866,000	—	—

Benefit of current year loss not recognized	2,545,000	2,110,000	1,904,000

Total income tax recovery	$—	$—	$—

The components of the Company’s future income tax assets are as follows:

	2008	2007	2006

Non-capital losses carried forward	$7,769,000	$5,731,000	$4,189,000
Issue costs	657,000	760,000	616,000
Capital assets	68,000	53,000	25,000
Resource related deductions	610,000	636,000	692,000

Future income tax asset	9,104,000	7,180,000	5,522,000
Future income tax liability	(1,825,000)	—	—

Net future income tax asset	7,279,000	7,180,000	5,522,000

Valuation allowance	(7,279,000)	(7,180,000)	(5,522,000)

Net future income tax asset	$—	$—	$—

The company has non-capital loss carry forwards of $31,059,000 (2007 -$24,520,000), the benefit of which have not been recognized in these financial statements and which can be used to reduce future taxable income in the years up to and including 2028.

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

	Year of
Non-Capital Loss Carry Forwards	Loss	Note	Amount	Expiry Date

Canada	2008	(1)	$3,364,000	2028
Vietnam	2008	(2)	1,375,000	2013
Canada	2007	(1)	$7,993,000	2027
Vietnam	2007	(2)	1,411,000	2012
Canada	2006	(1)	2,789,000	2026
Vietnam	2006	(2)	8,470,000	2011
Canada	2005	(3)	1,143,000	2015
Canada	2004	(3)	2,431,000	2014
Canada	2003	(4)	858,000	2010
Canada	2002	(4)	1,225,000	2009

Total non-capital loss carry forwards			$31,059,000

(1)	- Loss carry forward of 20 years

(2)	- Vietnam has a loss carry forward of 5 years

(3)	- Loss carry forward of 10 years

(4)	- Loss carry forward of 7 years

Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resources have not been recognized in these consolidated financial statements.

With respect to the Company’s foreign subsidiaries, Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers that the Company has made an adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and external advice received, there is however a risk that additional payments will be levied on the Company.

14.	Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60% interest in the Capcapo Property upon completing a specified level of expenditures on the Capcapo Property. All previously capitalised costs in relation to this project have been written-off in 2008, refer to note 3.

15.	Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.

16.	Differences from Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statements, balance sheets and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

a)	Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on our properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that do not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (“SEC”) Industry Guide No. 7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP. Accordingly, any amortization, impairment charges or write-offs on deferred development and exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed. During 2008 Phuoc Son reported proven and probable reserves and completed a positive feasibility study as announced on April 1, 2008. Since this time all exploration and development costs on the property have been capitalised under US GAAP, totaling $3,518,324. No exploration and development costs have been capitalised relating to Bong Mieu as no feasibility study has been completed.

b)	Production Start Date

Different criteria are applied under Canadian GAAP as compared to US GAAP for determining the production start date of a mine for accounting purposes. The production start date for the Bong Mieu Central Open pit (Ho Gan) mine, which began producing gold during 2006, was July 1, 2006 under US GAAP and October 1, 2006 under Canadian GAAP. Once a mine is considered to be in the production stage, sales, cost of sales, depreciation and amortization and inventory are recorded. As a result, under Canadian GAAP, these sales, cost of sales, depreciation and amortization and inventory were capitalized to deferred development costs for the three months ended September 30, 2006. This results in a further difference in amortization expense as a result of the differing carrying value of the mineral properties and capital assets.

Under US GAAP, the production start date is determined by a number of factors including when all major capital expenditures have been completed for a mine, completion of a reasonable period of testing, the ability to produce gold in a saleable form and whether production / sales and extraction prior to production start date are considered de minimus. Under Canadian GAAP, the production start date is based on whether all major capital expenditures have been made, anticipated activity levels have been reached such as recovery rate, mining, crushing and processing tonnes per day and the ability to consistently extract and produce gold. Under Canadian GAAP, incidental revenue does not necessarily infer that production stage has been reached. The criteria that resulted in the accounting difference would be the de minimus sales / production and extraction criteria resulting in the earlier production start date under US GAAP.

c)	Asset Impairment — Long-Lived Assets

Under US GAAP, the Company’s impairment analysis of the US GAAP carrying values of its mineral properties and property, plant and equipment determined that no impairment had occurred as the estimated probability weighted undiscounted cash flows associated with these assets exceeded the respective carrying values.

For the years ended December 31 2008 2007

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

			2008			2007
			Canadian		US	Canadian		US
	Notes		GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Current assets			$11,902,349	$—	$11,902,349	$29,029,207	$—	$29,029,207

Long-term assets Mineral properties	(b	)	9,564,422	(37,500)	9,526,922	9,818,923	(37,500)	9,781,423
Capital assets(i)	(b	)	14,298,403	(79,332)	14,219,071	11,094,563	(79,332)	11,015,231
Deferred exploration and development costs	(a	)	30,708,439	(27,190,115)	3,518,324	21,707,466	(21,707,466)	—

			54,571,264	(27,360,947)	27,264,318	42,620,952	(21,824,298)	20,796,654

Total Assets			$66,473,613	$(27,306,947)	$39,166,667	$71,650,159	$(21,824,298)	$49,825,861

Total Liabilities			6,541,842	—	6,541,842	4,408,564	—	4,408,564

Total Shareholders’ equity			59,931,771	(27,306,947)	32,624,824	67,241,595	(21,824,298)	45,417,297

Total liabilities and Shareholders’ equity			$66,473,613	$(27,306,947)	$39,166,667	$71,650,159	$(21,824,298)	$49,825,861

(i)	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalizated interest is recorded as an addition to capital assets.

d)	Reconciliation of consolidated net income

	For the Years Ended December 31
	Notes	2008	2007	2006

Net loss under Canadian GAAP		$8,474,733	$8,941,689	$9,478,887
Sales	(b)	—	—	(1,193,954)
Cost and expenses	(a) & (b)	—	—	1,536,989
Exploration and development expenditures	(a)	6,405,569	7,982,620	5,128,332
Reverse impairment charge	(a)	—	—	(4,280,000)
Reverse write-down	(a)	(922,920)	—	(438,931)

Net loss and comprehensive loss under US GAAP		$13,957,382	$16,924,309	$10,231,323

Basic & diluted loss per share		$0.06	$0.08	$0.06

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

e)	Consolidated statements of cash flow under US GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP. Cash flows under US GAAP were as follows:

	For the Years Ended December 31
	2008	2007	2006

Activities
Operating	(13,372,993)	(10,992,707)	(10,015,864)
Investing	(7,872,019)	(1,627,525)	(3,956,487)
Financing	(628,674)	35,724,604	17,662,905
Cash and equivalents at the beginning of year	26,656,146	4,101,536	404,987

Effect of foreign exchange rate changes on cash	313,958	(549,762)	5,995

Cash and equivalent at end of year	5,096,418	26,656,146	4,101,536

f)	US GAAP Recent Developments

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141R, “Business Combinations” (“FAS 141R”) which replaces FAS 141 and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. FAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of FAS 141R is prohibited. The Company will assess the impact of FAS 141R in the event it enters into a business combination for which the expected acquisition date is subsequent to the required effective date.

In December 2007 the FASB issued FAS 160, Non-controlling Interests in Consolidated Financial Statements, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increase/decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Finally, under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted. The Company has reviewed the standards of FAS 160 and has not yet determined the impact.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FAS 133, which requires enhanced disclosures about an entity’s derivative and hedging activities. The standard requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under

Olympus Pacific Minerals Inc.

Notes to Consolidated Financial Statements — (Continued)

Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principals. SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

In May 2008, the FASB issued SFAS 163, Accounting for Financial Guarantee Insurance Contracts and an interpretation of FAS 60. This SFAS applies to insurance enterprises it will therefore have no impact on the Company’s financial reporting.

END OF NOTES TO FINANCIAL STATEMENTS