Form 20-F/A
period 2008-12-31
OLYMPUS PACIFIC MINERALS INC
filed 2010-02-03
CIK 1164099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F-A

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
Yes ☑     No ☐
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
Yes ☑     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☑
By the International Accounting Standards Board ☐
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

Table No. 1: Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December	December	December	December	December
(CAD$)	31, 2008	31, 2007	31, 2006	31, 2005	31, 2004
CANADIAN GAAP
Revenue	7,755,495	6,996,257	1,644,040	Nil	Nil
Income (Loss) for the Period	(8,474,733)	(8,941,689)	(9,478,887)	(2,768,461)	(2,182,459)
Basic & Diluted Earning (Loss) Per Share	(0.04)	(0.04)	(0.06)	(0.02)	(0.02)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Period-end Shares	232,423,101	232,377,011	164,678,791	131,846,200	97,748,660
Cash	5,096,418	26,656,146	4,101,536	404,987	5,597,628
Working Capital	6,642,509	25,342,329	1,720,050	(1,862,041)	717,921
Mineral Properties	9.564,422	9,818,923	10,015,755	10,060,904	10,060,904
Deferred Development and Exploration	30,708,439	21,707,466	13,724,846	13,089,242	8,375,473
Long-term Liabilities	1,282,002	721,686	890,322	351,428	1,231,119
Capital Stock	104,206,522	104,159,423	66,074,507	49,709,671	38,749,225
Shareholders’ Equity	59,931,771	67,241,595	35,963,859	27,386,599	18,105,269
Total Assets	66,473,613	71,650,159	41,556,694	30,510,086	24,418,374

US GAAP
Net Income (Loss)	(13,957,382)	(16,924,309)	(10,231,323)	(7,434,680)	(6,720,137)
Income (Loss) Per Share — basic & diluted	(0.06)	(0.08)	(0.06)	(0.06)	(0.08)
Mineral Properties	9,526,922	9,781,423	9,978,255	10,060,904	10,060,904
Deferred Development and Exploration	3,518,324	Nil	Nil	Nil	Nil
Shareholders’ Equity	27,264,318	45,417,297	22,122,181	14,297,357	9,729,796
Total Assets	39,166,667	49,825,861	27,228,479	17,420,844	16,042,901

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
The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production: The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future. It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production. However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production. Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization. Accordingly, as the Company has attempted to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it has determined that it underestimated the amount of capital it needs and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability. Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production. Based upon an evaluation of the operating results of the Bong Mieu Central (Ho Gan) plant since the commencement of commercial production, management determined during the fourth quarter of 2006 that the carrying amount of the long-lived assets related to the Bong Mieu Central (Ho Gan) mine was not fully recoverable. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development cost in fourth quarter 2006.
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
Commodity Price Fluctuations — The Value of our Mineral Properties is Dependent Upon Gold Prices Which Can Fluctuate Widely.
The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of our Shares, our financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of gold. Gold, like many resource commodities, and is affected by numerous factors beyond the Company’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold or other mineral-producing countries throughout the world. Although the price of gold has increased in recent years, future price declines could cause continued development of and commercial production from the Company’s properties to be impracticable. Depending on the price of gold or other minerals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on gold prices that are adequate to make these properties economic.

In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
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
In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Companies Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Companys ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Corporate Secretary, President, VP Explorations, Chief Operating Officer and VP Finance Vietnam.

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
On November 23, 2006, the Company signed a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) that allows the Grantee (defined as the Company and a Philippine national corporation to be identified by the Company) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property, located in the Philippines. The Capcapo Property consists of a Mineral Production Sharing Agreement (“MPSA”) No. 144-99-CAR (“MPSA 144”), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (“EXPA”). Jabel holds the Property in its name and is a minority shareholder in AMC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property. As at March 24, 2009, the joint venture terms had not been finalized due to ongoing negotiations with the partners.
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
In March 2009, the Company received approval from the Vietnamese authorities for a permanent trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant.
Amalgamation with Zedex Mineral Limited
On November 10, 2009 the Company announced its intention to merge with Zedex Minerals Limited (“Zedex”). At a Special General Meeting of Zedex’s shareholders held on December 17, 2009 Zedex’s shareholders approved the merger. Under the terms of the merger Zedex’s shareholders will receive one share of the Company for every 2.4 Zedex shares owned. Management of the Company believes that the merger will (i) lead to corporate and operating synergies, particularly at the management and senior staff levels, (ii) facilitate development of Zedex’s Bau Gold Project, (iii) advance the development of the Company’s Bong Mieu and Phuos Son operations, (iv) simplify the existing capital structures of each company in as much as each company owns shares in the other, and (v) simplify the ownership structures of the various assets they each own interests in. The transaction is expected to close in January 2010. For additional information about this transaction, please refer to the Amalgamation Proposal Relating to an Amalgamation of Olympus Pacific Minerals NZ Limited and Zedex Minerals, dated November 13, 2009, filed with the SEC on Form CB, on November 19, 2009.

The Company’s executive office is located at:
Suite 500 – 10 King Street East
Toronto, Ontario, M5C 1C3
Canada
The Company’s registered and records office is located at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, Canada. Its telephone number is (416) 572- 2525.
The Company has financed its operations through the financings listed in the table shown below.

Table No. 3: Financings

		Number of
Fiscal Year	Nature of Issuance	Shares	Capital Raised

December 31, 2000	Private Placement (1)	6,625,000	$1,840,000
December 31, 2001	Private Placement (2)	10,964,500	$3,944,000
December 31, 2002	Nil	Nil	Nil
December 31, 2003	Private Placement (3)	21,163,459	$6,832,063
December 31, 2004	Private Placement (4)	Nil	Nil
December 31, 2005	Private Placement (5)	32,645,000	$11,063,500
December 31, 2006	Private Placement (6)	27,000,000	$15,660,000
December 31, 2007	Private Placement and Public Offering (7) (8)	60,106,503	$37,153,601

Notes:
(1)	In 2000, the Company raised a total of $1,840,000 through two separated financings:
(i.)	In March 2000, 4,500,000 units were sold for $0.22/unit. Each unit was comprised of one common share and one two-year share purchase warrant entitling the holders to acquire up to 4,500,000 shares at $0.30/unit during the first year and at $0.40/unit during the second year;

(ii.)	In August 2000, 2,125,000 common shares were issued at $0.40/share to various holders.
(2)	In 2001, the Company completed three financings and raised a total of $3,944,000:
(i.)	In February, 1,200,000 units were sold for $0.60/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.75/warrant for a one-year period, and $1.00/warrant for the second year;

(ii.)	In July, 552,000 units were sold for $0.50/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.65/warrant for a one-year period, and $1.00/warrant for the second year;

(iii.)	In December, 9,212,500 units were sold for $0.32/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.32.
(3)	In 2003, a total placement, raising $6,832,063 was completed in three closings:
(i.)	In February, 1,562,750 units were sold for 0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period;

(ii.)	In March, 3,267,500 units were sold for $0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.50/warrant for a one-year period;

(iii.)	In October, 16,333,209 units were sold for $0.30/unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period and thereafter at a price of $0.50/unit for a one-year period.
(4)	On June 29, 2004, the Company closed a “Vend-In Agreement”, whereby it acquired the remaining 42.82% interest in the NVMC joint venture. The acquisition resulted in the issuance of 13,483,133 common shares of the Company of which Zedex received 3,205,467 shares and Ivanhoe received 10,277,646 shares. No capital was raised in this transaction.

(5)	In 2005, a total placement, raising $11,063,500 was completed in two closings:
(i.)	In January, the Company closed a $5,080,000 private placement with Dragon Capital Markets Limited (“Dragon Capital”) by issuing 12.7 million common shares priced at $0.40/unit. In consideration for its service, Dragon Capital was paid a finders’ fee of US$261,471 and was granted 1,270,000 warrants exercisable at $0.40/unit for a period of one year from the date of closing;

(ii.)	In September, the Company received $5,983,500 from the closing of a private placement and issued 19,945,000 common shares priced at $0.30/share.
(6)	On March 31, 2006, a private placement closed where the Company issued 27,000,000 shares at $0.58 raising $15,660,000.

(7)	On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772. The net proceeds were used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

(8)	On August 10, 2007, the Company closed an offering (the “Offering”) of units of the Company (“Units”) for aggregate gross proceeds of $25,000,000 (the “Closing”). Pursuant to the Offering, the Company issued and sold a total of 38,461,538 Units at a price of $0.65 per Unit. Each Unit was comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (“Warrant”). Each whole Warrant will be exercisable at $0.80 until August 10, 2009. The Company granted the Agents an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (“Additional Shares”) at a price of $0.62 per Additional Share and up to an additional 2,884,615 Warrants (“Additional Warrants”) at a price of $0.06 per Additional Warrant, for further gross proceeds of up to $3,750,000, if exercised in full. In consideration for their services, the Corporation paid a fee of $1,500,000 to the Agents (equal to 6% of the gross proceeds realized from the sale of Units). The Agents were also granted non-transferable options (the “Compensation Options”) to acquire 2,307,692 Units (each an “Agents’ Unit”) (equal to 6% of the number of Units issued pursuant to the Offering). Each Compensation Option is exercisable to acquire one Agents’ Unit at $0.65 until August 10, 2009. Each Agent’s Unit consists of one common share of the Company and one-half of one common share purchase warrant (“Agents’ Warrants”). Each whole Agents’ Warrant will be exercisable to acquire one common share of the Company (a “Agents’ Warrant Share”) at a price of $0.80 per Agents’ Warrant Share until August 10, 2009. On September 7, 2007, the over-allotment option granted to the agents in connection with the Company’s public offering of units (the “Offering”), was exercised in respect of 216,394 common shares (“Additional Shares”) at a price of $0.62 per Additional Share and 323,947 warrants (“Additional Warrants”) at a price of $0.06 per Additional Warrant, resulting in additional gross proceeds of $153,601. Each whole Warrant will be exercisable at $0.80 until August 10, 2009. The partial exercise of the over-allotment options brings the aggregate gross proceeds to the Company under the Offering to $25,153,601. The net proceeds from the Offering are being used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.
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
1.	The amount of mineralization which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

2.	The expected mining dilution;

3.	The expected recovery rates in processing;

4.	The cost of mining the deposit;

5.	The cost of processing the ore to separate the gold from the host rocks, including refining the precious or base metals;

6.	The costs to construct, maintain, and operate mining and processing activities;

7.	Other costs associated with operations including permit and reclamation costs upon cessation of operations;

8.	The costs of capital;

9.	The costs involved in acquiring and maintaining the property; and

10.	The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001-2008 ranged from a low of $271 U.S. in 2001, to a high of US$1,011.25 in 2008. At March 19, 2009, the price of gold was $956.50 U.S. per ounce[1].
     Our analysis will rely upon the estimates and plans of geologists mining engineers, metallurgists and others.

[1]	Based upon the Average Spot Price of Gold, London PM fix.

     If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:
•	seeking to sell the deposit or the Company to third parties;

•	entering into a joint venture with larger mining company to mine the deposit; or

•	placing the property into production ourselves.
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

4D. Property, Plant and Equipment
General
The Company is devoting most of its resources to the exploration and development of two gold mining properties in Vietnam – the Phuoc Son Property and the Bong Mieu Property.
The Bong Mieu Property, of which the Company owns a 80% interest, commenced production activities in the fourth quarter of 2006 and, through to December 31, 2008, has produced 25,685 ounces of gold. The Company is currently undergoing modifications to the plant in order to improve recoveries and is conducting exploration activities in order to increase the known reserves on the property.
The Company’s other major property is the Phuoc Sun Property, in which it owns an 85% interest. This property is located in the western highlands of Quang Nam Province, in central Vietnam, some eight kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres southwest of the costal city of Da Nang, the fourth largest city in Vietnam. The Company is currently conducting exploration activies on this property and is attempting to raise the $52 million it believes is necessary to construct the plant for a mine and conduct additional exploration activities to increase the known mineralization on the property. In March 2009 the Company began transporting materials from this property to its processing facility at the Bong Mieu mine.
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
In order to acquire, explore and develop its property interests in Vietnam, the Company was required to acquire licenses from the Vietnamese government. Reference is made to paragraph 4.A for a discussion of the regulation of mining activities in Vietnam. Following is a schedule of the Investment and Mining Licenses the Company, through its subsidiaries or affiliated companies, holds:
Schedule of Investment Licenses

GRANT
PROJECT	OWNER	LICENSE	AREA	STATUS	DATE	TERM	EXPIRY DATE

1. Bong Mieu	BOGOMIN	IL 140/GPDC2	30 Sq Km	Granted	5/3/91	25 years	5/3/2016

2. Phuoc Son	PSGC	IL 2355/GP	70 Sq Km	Granted	20/10/2003	30 years	20/10/2033
Schedule of Mining Licenses

PROJECT	MINE	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE

1. Bong Mieu	Ho Gan (VN220)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017

Bong Mieu	Nui Kem (VN230)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017

Bong Mieu	Ho Ray	BOGOMIN	Proposed new MLA	Not yet defined	Proposed	—	—	—

2. Phuoc Son	Dak Sa Bai Dat	PSGC	ML116/GP-BTNMT	1.00 Ha	Granted	23/1/2006	3.5 years	23/7/2009

2. Phuoc Son	Dak Sa Bai Go	PSGC	ML116/GP-BTNMT	0.52 Ha	Granted	23/1/2006	3.5 years	23/7/2009

Schedule of Exploration License

Phuoc Son	PSGC	EL 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010

Bong Mieu	BOGOMIN	EL 2125/GP-BTNMT	30 Sq Km	Granted	24/10/2008	2 years	24/10/2010
Schedule of Certificates

COMPANY	TYPE OF CERTIFICATE	DATE GRANTED	TERM	EXPIRY DATE

Bong Mieu Gold Mining Company	Gold export certificate	December 31, 2008	1 year	Dec 31, 2009
Phuoc Son Gold Mining Company	Gold export certificate	December 31, 2008	1 year	Dec 31, 2009
Bong Mieu Gold Mining Company	Land Use Certificate	October 9, 1993	25 years	September 2017
Schedule of Exploration Tenements (Applications)

PROJECT	E.L. REG. #	REG. HOLDER
1. Phuoc Son	67/GP-BTNMT	PSGMC
2. Bong Mieu	2125/GP BTNMT	BOGOMIN
3. Capcapo	MPSA#141, EXPA#085	AMIC
4. Khau Pum	—	OPVL
5. Phuoc Thanh	—	PSGC
6. Sanakham	MEAPA	OYM
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
On August 28, 2008 the Company received approval from the Vietnamese authorities to conduct a trial test of the toll treatment of Phuoc Son ore at its Bong Mieu plant. The Company commenced sourcing high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation in August 2008. The trail treatment operation was carried out over three months. Based upon the results of this test, the Company applied to the Vietnamese authorities for a permanent trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant, and the permit was granted in February 2009.
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
The climate is sub-tropical with average monthly temperatures ranging from about 27°C in June to 20.5°C in December, although it is reported that temperatures may fall below 15°C in the cold season. Average annual rainfall is 2,762.5 mm with the maximum average monthly value of 763.8 mm, which occurs in October.
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
Since Olympus became directly involved in Phuoc Son in 1998 there have been several stages of exploration (carried out through and by NVMC). Selected portions of the property, including some safely-accessible artisanal underground workings, have been subjected to geological mapping, bedrock, float and channel sampling, soil geochemical surveying, magnetic surveying, self-potential geophysics and diamond drilling. The exploration stages are described as follows:
•	Stage 1 (October 1998 – March 1999): reconnaissance surveying of the then 100 square kilometres license area, identification of the three major mineralized shear structures, and commencement of detailed exploration over the first of these structures (the Dak Sa shear zone);

•	Stage 2 (April 1999 – December 1999): continuation of detailed exploration over the southern end of the Dak Sa shear zone (including mapping/sampling and diamond drilling six holes at Bai Dat) and follow-up exploration at other sites (particularly at K7) within the balance of the license area;

•	Stage 3 (January 2000 to June 2000): grid soil sampling in the Dak Sa & K7 shear zones, rock sampling, geological mapping, pan concentrate survey, diamond drilling of 29 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go, within the Dak Sa shear zone;

•	Stage 4 (July 2000 to December 2000): detailed geological mapping, nine square kilometres soil survey north of Bai Go, rock geochemistry, petrology and diamond drilling of 17 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go;

•	Stage 5 (January 2001–December, 2001): continuation of drilling with 31 additional holes at the Bai Go, Bai Gio and Bo prospects, as well as geological mapping, rock and soil geochemistry, pitting, surface and underground channel sampling, petrology, and gridding at other prospects including K7, Hoa Son, Tra Lon, Suoi Cay, Vang Nhe, Khe Rin, Khe Do and Khe Cop;

•	Stage 6 (January 2002 to December, 2002): scout drilling at the Khe Rin, North Khe Do, Khe Do, Bai Buom, Tra Long and K7 prospects (32 drillholes), as well as pitting at Nui Vang, geological mapping/sampling, soil geochemistry, ground magnetometer surveying at Khe Rin-Khe Do and Bai Buom, reconnaissance mapping elsewhere, including Vang Nhe, Tra Long, K7 and Hoa Son; commencement of mine scoping studies at Dak Sa; and

•	Stage 7 (January 2003 to December 31, 2003): in-fill, step-out and geotechnical diamond drilling at Bai Dat, Bai Go, Bai Chuoi and Bai Cu (27 holes); preparation of mineral resource estimates for the Bai Dat and Bai Go deposits; continuation of the scoping studies. A diamond drilling program was completed at Bai Chuoi sector (between the Bai Dat and Bai Go deposits) and soil geochemical surveys were being conducted elsewhere on the property.
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

Summary of Phuoc Son Gold Project Mineral Reserve and Resource Estimates: (1) (2)
Proven & Probable Reserve Estimates

		Gold Grade	Contained
Category	Tonnes	(g/t)	Gold (oz)

Proven	235,650	8.72	66,070
Probable	694,740	7.48	167,080

Total Proven & Probable Reserve Estimates	930,390	7.79	233,150

Measured & Indicated Mineral Resources

		Gold Grade	Contained
Category	Tonnes	(g/t)	Gold (oz)

Measured	163,320	12.76	67,000
Indicated	546,350	10.16	178,470

Total Measured plus Indicated Resources	709,670	10.76	245,470

Additional Resources * (Inferred resources are in addition to measured and indicated resources)

		Gold Grade	Contained
Category	Tonnes	(g/t)	Gold (oz)

Total Inferred	1,884,200	6.63	401,640

Notes:

(1)	Employed a lower 3.0 g/t grade cutoff. These Resource estimates were prepared by Olympus in October 2007 and validated by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in October 2007 and were prepared in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. A copy of the report titled “Preliminary Assessment of the Phuoc Son Project in Quang Nam Province, Vietnam”, dated December, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

(2)	The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The NI 43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain significant respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. As of December 31, 2008, $3,518,324 of the Company’s deferred exploration and development costs would qualify for capitalization as mineral reserves under Industry Guide No. 7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.
The historical estimates described above were calculated in 1993 by the Australian consulting firm of Continental Resource Management Pty Ltd. Management believes these historical estimates remain reliable today because they were calculated under the relevant guidelines in effect at the time of The Australasian Joint Ore Reserves Committee (JORC), which has specific guidelines for the reporting of mineral resources and ore reserves. Management believes the historical resource estimates are still relevant because they comprise approximately 40% of the resources attributable to the Bong Mieu property.
The historical estimate prepared by Continental Resource Management Pty Ltd. Management used the same resource categories as those prescribed under NI 43-101.
No subsequent estimates of the resources on the property have been made. Management believes that the underground exploration program currently underway will enable the Company to outline additional mineral resources in 2011.
4D.2 Bong Mieu Gold Property
The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit - Ho Gan), Bong Mieu East (a potentially open-pittable deposit) and Bong Mieu Underground (an underground deposit) that was operated by the French from 1896 to 1941. Olympus acquired this project in 1997.
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
The carrying value of the mineral property and rights and deferred development costs related to the Bong Mieu Central (Ho Gan) mine, is about $1 million and nil respectively, as at December 31, 2008, and the carrying value of the property, plant, equipment and infrastructure for the Bong Mieu (Ho Gan) Central mine is approximately $7.4 million. Current ore throughput at Ho Gan is approximately 450 tons per day. Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.
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
The Bong Mieu exploration license was granted on December 15, 2008. The Company had previously been engaging in exploration activities under the investment license. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses. The Exploration license term is two years.

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
For the above three deposits, typical gold mineralization contains sulphides consisting primarily of pyrite and locally pyrhotite up to 10%.
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
Summary of Bong Mieu Gold Property Mineral Reserve and Resource Estimates Diluted Proven and Probable Reserves (NI 43-101)

		Gold Grade	Contained
Category/Deposit	Tonnes	(g/t)	Gold (oz)

Proven (1)
Probable (1)	289,000	2.90	26,900
Proven plus Probable (1)	289,000	2.90	26,900

Notes:

(1)	The Ho Gan remaining reserve was estimated by deducting the official mined out tonnage — the year-end depletion (which was estimated by reconciling the mining tonnage (truck count) with the official mill tonnage (weightometer) and has not been re-calculated at the yearend. The remaining mineral reserve is placed in the Probable category. Employed a lower 0.8 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.3 g/t Au). Proven and probable reserve estimates were prepared by Olympus in September 2005 and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.
Mineral Resources Estimates **

Measured & Indicated Resources		Inferred Resources (3)
		Gold	Contained			Gold	Contained
Category/		Grade	Gold	Category/		Grade	Gold
Deposit	Tonnes	(g/t)	(oz)	Deposit	Tonnes	(g/t)	(oz)

Measured (1)	1,071,900	2.13	73,400	Inferred (1)	4,739,800	1.40	213,340
Indicated (1)	2,511,600	1.75	141,310	Historical Inferred	1,220,000	8.10	317,700
				(Underground) (2)

Measured & Indicated Resources		Inferred Resources (3)
		Gold	Contained			Gold	Contained
Category/		Grade	Gold	Category/		Grade	Gold
Deposit	Tonnes	(g/t)	(oz)	Deposit	Tonnes	(g/t)	(oz)

Historical M&I	216,700	6.51	45,350
(Underground) (2)
Tungsten and Fluorine as Gold Equivalent (4)
Measured			32,340	Inferred			85,390

Indicated			52,380
The Measured & Indicated Resource Estimates Includes Proven and Probable Reserves

Notes:

1.	The Ho Gan remaining reserve was estimated by deducting the official mined out tonnage — the year-end depletion (which was estimated by reconciling the mining tonnage (truck count) with the official mill tonnage (weightometer) and has not been re-calculated at the yearend. The remaining mineral reserve is placed in the Probable category. Employed a lower 0.8 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.3 g/t Au). Proven and probable reserve estimates were prepared by Olympus in September 2005 and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com.

2.	Ho Ray and Thac Trang Deposit mineral resources: Employed a lower 0.5 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2007) and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 from the prior mineral resource estimates prepared by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com. A recalculation of the Ho Ray -Thac Trang Resource following drilling during 2008, was completed by Olympus staff and validated by TMC/SA.

3.	Nui Kem Underground Historical Resources. Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff. The Technical Report to accompany these historical resource estimates was the pre-feasibility study compiled in 1996 These estimates have been reviewed by an independent consultant in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project.

4.	Using values of US$210/MTU (2007 $250) for Tungsten and US$880/oz (2007 $700) for gold, the value of the Tungsten in the Bong Mieu East Resource is equal to 170,110 ounces.

5.	The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI43-101”). The NI43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company’s mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7. There are also uses of the terms “indicated resources” and “inferred resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

6.	Inferred resources are in addition to measured and indicated.

7.	Mining losses and dilution (estimated separately for each of three deposits) are fully accounted when calculating remaining reserve/resources.

8.	The Bong Mieu process plant is still being optimized and has not yet reached designed steady-state metallurgical recovery. The Phuoc Son process plant is yet to be constructed. Once steady-state metallurgical recovery has been achieved, metallurgical recovery factors for both mines will be reported by YE average.

9.	Commodity prices used over the last three years (in USD) were as follows:

Commodity	2007 Price	2008 Price	2009 Price
Gold	US$700/oz	US$880/oz	US$1,120/oz
Tungsten	US$250/MTU	US$210/MTU	US$150/MTU

10.	The Company currently operates two mines (Bong Mieu and Phuoc Son), company ownership of which is 80% and 85%, respectively. The quantities disclosed relate to the whole mines.

11.	The resource estimates are inclusive of the reserve estimates.
4D.3 Capcapo Property, The Phillipines
(a) The property is located north of the prolific Baguio-Mankayan Gold District. The project area has all the similar epithermal–porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored. Olympus’ partner on the property is Abra Mining and Industrial Corporation (“AMIC”). AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a local partnership in the Philippines.
On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement (the “Property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property. At March 24, 2009, the joint venture terms were not finalized due to ongoing negotiations with the partners.
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
In the meantime, the Company made the decision to self-fund the Dak Sa development.. This involves the treatment of high-grade Dak Sa ore at the Bong Mieu gold processing plant on a toll treatment basis. Operations moved towards the primary development of the upper levels of Bai Dat for stoping. Approvals were sought from local authorities for trucking ore from Phuoc Son to Bong Mieu at a rate of 100 tonnes per day. This received provincial approval along with an inter-company agreement on pricing for toll treatment. Development of the Dak Sa Underground continued and has now produced, as at December 31, 2008, a total of 4,500 tonnes of ore in the stockpile at an estimated average grade of 23.04 grams per tonne. As at December 31, 2008, the total advance for the two portals is 1,557 metres. For the quarter, a total of 124 metres were advanced including two on-vein level drives, four raises, a decline and a crosscut to hit ore at Bai Chuoi 450L.

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
Current Trends, Uncertainties, or Events that could Impact Company Results:
1.	Gold price volatility could impact profitability at the current operating mine and economic viability at development and exploration projects;

2.	The ability of the Company to continue its activities is dependent upon obtaining the necessary funding and/ or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets. Management has determined that in the current economic circumstances, and because of the uncertainty of raising funds in the capital markets, self funding of the development of the Phuoc Son mine is the preferred option. Accordingly, the Company has commenced toll treatment of the Phuoc Son ore at the Bong Mieu plant to enable self funding;

3.	As a result of the Company’s decision to fund its Phuoc Sun operations internally, and in order to conserve cash, the Company’s current policy is to ensure the Company operations are cash positive before it expands its exploration programs. The Company has approved a budget of U.S. $150,000 that will be predominantly dedicated to developmental drilling, resource updates and feasibility studies. The key focus of the Company in 2009 and 2010 is to increase production output to ensure the Company operations are cash flow positive. This will enable non-production related exploration and infill drilling programes to be completed to increase its gold reserves and resources at Bong Mieu and Phuoc Son;

4.	Refer to Item 3D for a complete list of risks the Company faces.
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
Comments on selected items from our consolidated statements of operations are noted in the table:

			%
	2008	2007	Change	Comments on variances
Sales	$7,755,495	$6,996,257	11
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

			%
	2008	2007	Change	Comments on variances
Amortization	2,630,938	1,925,458	37	Increased as a result of increased investment in Capital Assets.

Management fees and salaries	3,092,628	2,770,770	12	Increased as a result of new expenses for deferred share units issued under a new deferred share unit plan for non-executive directors and higher independently assessed salaries.

Professional fees	397,183	782,058	-49
Decreased as a result of lower regulatory activity and fees in 2008 when compared to 2007 which had more audit and SOX review fees, US registration costs and fees related to the 2007 proposed Zedex merger that was withdrawn.

Travel	644,390	574,569	12	Increase in number of flights taken by senior management to Vietnam and Toronto.

Investor relations and promotion	373,857	527,466	-29	Lower for the 2008 year due to change in marketing plans in the second half of the year to reduce costs.

Stock-based compensation	1,063,160	2,272,717	-53	Increased earlier in 2008 due to the retention of a compensation consultant (see salaries above) however over the year less stock-based compensation has been awarded

Interest expense (income)	(587,390)	(694,985)	-16	Interest income decreased in 2008 due to the decreased cash balance held.

Foreign exchange loss (gain)	$(352,756)	$566,894	162	Exchange gain mainly as a result of the foreign exchange rate fluctuations impacting the value of investments denominated in US dollars.
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
The Company is evaluating project funding for the Phuoc Son Dak Sa Underground Project (VN320), which it estimates will cost approximately $52 million. The Company has had discussions with traditional financial institutions who specialize in in debt financing for resource companies to arranage funds to develop the high-grade Phuoc Son Mine. Management believes an alternative funding option is to increase the existing production facilities to enable the Company to generate more internal cash flow that would partially or fully fund the development costs at its high-grade Phuoc Son Mine. The ‘self funding’ option is receiving considerable attention from management as equity raising has become more difficult and bank borrowing costs have increased significantly. Tighter controls over corporate overhead costs are also being implemented.
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

5F. Tabular Disclosure of Contractual Obligations
Table No. 4: Tabular Disclosure of Contractual Obligations as at December 31, 2008

	Payment Due by Period
		Less than
Contractual Obligations at December 31 2008	Total	One Year	1-3 Years	3-5 Years	> 5 Years

Payments Due By
Capital lease obligations	$698,281	$698,281	$—	$—	$—
Operating lease obligations	488,188	234,634	172,517	81,037	—
Purchase obligations — supplies and services	2,371,582	2,185,629	185,953	—	—
Purchase obligations — capital	355,342	355,342	—	—	—
Asset retirement obligations	1,420,407	138,405	511,185	646,885	123,932
Total	$5,333,800	$3,612,291	$869,654	$727,922	$123,932
ITEM 6: DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
6A. Directors and Senior Management
At December 1, 2009 the Company’s executive officers and directors were as follows:
Table No. 5: Directors and Senior Management

Date of First
			Election or	Term of Office
Name	Title	Date of Birth	Appointment	of the Directors

David A. Seton	Executive Chairman, Chief Executive Officer and Director	Dec. 13, 1955	Aug. 23, 1996	3 year
Jon Morda	Director	Jan. 13, 1952	Aug. 16, 2005	3 years
John A.G. Seton	Director	Jan. 10, 1963	July 7, 1999	2 years
T. Douglas Willock	Director	Jan. 8, 1953	Feb. 16, 2006	2 years
Peter Tiedemann	Chief Financial Officer	Sept 18,1942	July 25, 2006	n/a
Charles Barclay	Chief Operating Officer	Dec. 18, 1950	July 13, 2006	n/a
T. Rodney P. Jones	VP — Exploration	Aug. 26, 1944	Aug. 6, 2007	n/a
Jim Hamilton	VP — Investment Relations	Oct. 7, 1951	Mar. 17, 2008	n/a
Russell Graham	VP — Finance Vietnam	May 21, 1965	Aug. 6, 2007	n/a
Huong Le-Dao	VP — Human Resources	Jan 1, 1970	Sept. 1, 2008	n/a
Louis Montpellier	Corporate Secretary	Nov 13, 1953	Mar. 17, 2008	n/a

A brief education and relevant work history of the Directors and Management follows:
David A. Seton, Chairman of the Board of Directors, Chief Executive Officer
Mr. David Seton has been affiliated with the Company in various capacities since 1996. He has served as Chairman of the Board of Directors since August 23, 1996 and as the Company’s Chief Executive Officer since November 17, 2005. He is responsible for the overall coordination of Olympus’ strategic planning as Executive Chairman, Chief Executive Officer and Director of Olympus. Mr. Seton has also served as a director or managing director of a number of companies listed on the New Zealand and Australian Stock Exchanges in both the mining and non-mining industries. He has seventeen years business experience in Vietnam and over 25 years in the mining industry. David Seton is the brother of John Seton.
Jon Morda, Director
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
John A.G. Seton, Director
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
T. Douglas Willock, Director
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
Peter Tiedemann, Chief Financial Officer
Peter Tiedemann has been involved in various capacities with the Company since July 25, 2006. He received a Bachelor of Commerce degree from the University of Auckland and has considerable financial and consulting experience spanning some 40 years. His involvement with chief financial officer responsibilities has covered a wide range of companies including Fortune 500 corporations: Canon NZ, Pitney Bowes NZ and DRG New Zealand Ltd. Peter spends about 80% of his time on Olympus Pacific Minerals Inc. Peter is a partner in Tiedemann & Partners and a director of Wholesale Products Trading Limited, both private enterprises. Tiedemann & Partners provides business consulting to clients and Wholesale Products Trading Limited performs non-mining joint venture and project management services.

Charles Barclay, Chief Operating Officer
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
T. Rodney P. Jones, Vice President — Exploration
T. Rod P. Jones received his B.Sc. (Hons) Geology from Leicester, UK and is a Fellow of the Australasian Institute of Mining and Metallurgy. Rod has a wealth of experience in the base and precious metals industry spanning some 40 years. He has held key management positions as Chief Geologist, Field Geologist and Operations Manager throughout his career. He has been affiliated with the Company since August 6, 2007.
Louis Montpellier, Corporate Secretary
Mr. Montpellier is partner in the Canadian law firm of Gowling Lafleur Henderson LLP and has been a legal advisor to the mining industry with over 25 years experience in structuring mineral exploration and development companies. Mr. Montpellier is identified in the Lexpert/American Lawyer Guide to the Leading 500 Lawyers in Canada, the Lexpert Guide to the Leading 100 Industry Specialists in Canada, Who’s Who Legal, the International Who’s Who of Mining Lawyers, and The Best Lawyers in Canada, as one of Canada’s leading mining lawyers. Mr. Montpellier also has direct experience in the mineral exploration and development business and in its related mergers and acquisitions transactions.
James Hamilton, Vice President- Investment Relations
James Hamilton has an Ontario Associate Diploma in Agriculture from the University of Guelph (1972). He has 30 years’ experience in sales and marketing and has held several senior sales positions throughout his career. Prior to joining the Company, he was Sales Manager for UAP Canada Inc. where he led sales and marketing efforts for this agribusiness company. Mr. Hamilton spent several years in the Canadian potash industry and was the Canadian Sales Manger for the Potash Co. of America, Div. Rio Algom Ltd. from 1983 through 1993. Mr. Hamilton also served the Potash Corporation of Saskatchewan from 1978 to 1983 as their Eastern Canadian Sales Manager. James was active with his industry association serving, The Canadian Fertilizer Institute (CFI) as Chairman of the Transportation Committee and Vice Chairman for one term. Mr. Hamilton has been affiliated with the Company since 2005.
Russell Graham, Vice President Finance — Vietnam
Russell Graham received his B. Comm. (Accounting Major) from University of Otago, Dunedin, NZ in 1987. He went on to receive his chartered accountancy designation from the Institute of Chartered Accounts NZ in 1991 and completed a Post Graduate Diploma in Business in 2003 — 2005 (University of Auckland, NZ). Russell spent 1992 to 1999 in the United Kingdom gaining valuable experience in finance control, management of inter-company operating expenses and, upon leaving Schroder Investment Management Ltd. UK in 1999, he was Manager, Business Area Profitability. Russell served four years as Business Manager in Auckland NZ where he managed a medical and surgical portfolio. He has been affiliated with the Company since August 6, 2007.
Huong Le-Dao, Vice President — Human Resources
Huong Le-Dao holds a postgraduate qualification in Human Resource (HR) Management from University of Canberra, Australia. With 15 years experience in strategic and operational HR, Huong has held various business and HR management roles at small and large organisations.
Her expertise expands to business transformation programs covering process improvement, business process re-engineering and continuous improvement. Her accomplishments include establishing HR infrastructures for start-up businesses, positioning and creating unique HR systems in the commercial and government market, and, high level transactions in the consulting field. She has been affiliated with the Company since September 1, 2008.
6B. Compensation
Compensation of Directors, Management and Employees for the year ended December 31, 2008

		Annual Compensation			Long Term Compensation
					Awards		Payouts
						Restricted
				Other	Securities	Shares or		All
Name and				Annual	Under Options/	Restricted	LTIP	Other
Principal		Salary	Bonus	Compensation	SARs Granted	Share Units	Payouts	Compensation
Position	Year	($)(1)	($)	($)	(#)(2)	($)	($)	($)
David A. Seton(3) Executive Chairman	2008	240,000	12,000	N/A	1,809,000	N/A	N/A	N/A

John Seton(4) Director	2008	25,000	Nil	35,000	Nil	N/A	N/A	$110,653

Jon Morda Director	2008	30,000	Nil	35,000	Nil	N/A	N/A	N/A

Kevin Flaherty Director	2008	30,000	Nil	35,000	Nil	N/A	N/A	N/A

Douglas Willock Director	2008	30,000	Nil	35,000	Nil	N/A	N/A	N/A

Louise Montpellier Corporate Secretary	2008	Nil	Nil	N/A	250,000	N/A	N/A	N/A

Peter Tiedemann CFO (7)	2008	160,000	8,000	N/A	426,000	N/A	N/A	N/A

Charles Barclay(5) VP Operations	2008	175,000	8,750	N/A	426,000	N/A	N/A	N/A

Huong Le-Dao(9) VP Human Resources	2008	50,000	Nil	N/A	153,850	N/A	N/A	N/A

James Hamilton VP Investor Relations	2008	132,000	6,600	N/A	319,000	N/A	N/A	N/A

Russell Graham VP Finance Vietnam	2008	142,000	7,100	N/A	319,000	N/A	N/A	N/A

Colin Patterson	2008	220,305	Nil	N/A	Nil	N/A	N/A	N/A

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Restricted
				Other	Securities	Shares or		All
Name and				Annual	Under Options/	Restricted	LTIP	Other
Principal		Salary	Bonus	Compensation	SARs Granted	Share Units	Payouts	Compensation
Position	Year	($)(1)	($)	($)	(#)(2)	($)	($)	($)
Pamela Campagnoni(8)	2008	170,380	10,950	N/A	Nil	N/A	N/A	N/A

Rodney Jones(6) VP Exploration	2008	155,000	7,750	N/A	319,000	N/A	N/A	N/A

NOTES:

(1)	Amounts converted to Canadian dollars using Bank of Canada exchange rates at end of December 2008 rounded to the nearest dollar.

(2)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.

(3)	Mr. Seton was appointed as CEO on February 4, 2008,

(4)	During 2008 the Company paid or accrued $110,653 for consulting and legal fees to entities associated with John Seton, a director of the Company. These entities included (i) Jura Trust, which is associated with John Seton, and (ii) Claymore Law, a law firm in which John Seton is a principal

(5)	Mr. Barclay was appointed Chief Operating Officer on March 17, 2008.

(6)	Mr. Jones joined as VP — Exploration on August 6, 2007.

(7)	Mr. Tiedemann was appointed VP — Corporate Affairs of the Company on March 17, 2008. Prior to that, he was the CFO and Corporate Secretary. He was reappointed to the role of CFO in October 2008.

(8)	Ms. Campagnoni ceased employment with the Company in October 2008.

(9)	Ms. Le-Dao joined as VP- Human Resources in September 2008.
6B.1. Termination Agreements for Directors and Senior Officers
The Company has entered into management contracts with its senior executive officers that provide for specific benefits in the event that executive’s employment is terminated as a result of resignation, retirement, change of control, or a change in responsibilities following a change of control. A summary of these benefits follows.
Termination
The Executive may terminate his management agreement (“Management Agreement”) and the services being provided by it hereunder by giving the Company at least three (3) months prior written notice (the “Executive’s Termination Notice”), provided that the Company shall have the right to give written notice to the Executive that the Company is waiving the full notice period and is permitting the agreement and the services of the Executive to be terminated upon a date that is less than three months after the date of the Executive’s Termination Notice as determined by the Company (the “Company’s Termination Notice”) and further provided that all salaries or fees payable to the Executive’s management companies, and all other obligations of the Company to the Executive hereunder shall cease upon the date specified in the Executive’s Termination Notice or the Company’s Termination Notice, whichever is applicable.
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
During the year ended December 2008, 4,121,850 [2007 – 8,950,000; 2006 – 1,965,000] options were granted and were valued at $470,048 [2007 – $2,756,350; 2006 – $428,628]. The total stock-based compensation expense recognized during the year ended December 31, 2008 for stock options granted in the current and prior years but vesting during 2008 was $1,012,482 [2007 – $1,849,504; 2006 — $524,197] using the fair value method and was credited to contributed surplus. Compensation cost for 2008 has been calculated using the Black-Scholes pricing model with the following assumptions: Expected volatility 80.3%-82.8% (2007 – 82%; 2006 – 68%), Risk free interest rate 3.25%-3.75%(2007 4%; 2006 3.8%), expected life of 3 and 4 years, and no expected dividends. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date.
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
          6.E.1 Details of Share Ownership
Table No. 6: Shareholdings of Directors and Senior Management at December 1, 2009

		Shares of
		Common
		Stock	Options Vested
Title of	Name of Beneficial	(“Shares”)	or Vesting	Beneficial	Percent of
Class	Owner	Held	within 60 days	Ownership	Class

Common	David A. Seton(1)	23,334	4,603,000	4,626,334	1.95
Common	John A. G. Seton(2)	Nil	1,166,667	1,166,667	0.50
Common	Jon Morda	19,500	413,333	432,833	0.19
Common	T. Douglas Willock	91,000	492,333	583,333	0.25
Common	Peter Tiedemann	20,000	908,667	928,667	0.40
Common	Charles Barclay	Nil	1,475,333	1,475,333	0.63
Common	Rod Jones	Nil	506,333	506,333	0.22
Common	James Hamilton	35,090	356,333	391,423	0.17
Common	Huong Le-Dao	Nil	51,283	51,283	0.02
Common	Louis Montpellier	Nil	83,333	83,333	0.04
Common	Russell Graham	Nil	206,333	206,333	0.09

NOTES:

(1)	Mr. David Seton is the beneficial owner of 4,626,334 Shares (i) 23,334 Shares which he owns directly, and (ii) 4,603,000 Shares he may acquire pursuant to the exercise of stock options. In January 2010 it is anticipated that Mr. Seton will be granted otions to acquire an additional 1,573,585 Shares.

(2)	Mr. John Seton is the beneficial owner of 1,500,000 Shares, which are the Shares he may acquire pursuant to the exercise of stock options. He owns no Shares directly. This amount does not include the 5,797,105 Shares he will acquire when the pending amalgamation involving the Company and Zedex is completed. Under the terms of the Amalgamation, Mr. Seton, who owns 13,913,052 shares of Zedex, will receive 5,797,105 Shares of the Company in exchange for his Zedex shares. In addition, Mr. Seton who holds options to acquire 1,500,000 shares of Zedex, will exchange those options for options to acquire to acquire 625,000 Shares of the Company, bringing the total number of options he will have in the Company to 2,125,000 Shares. In January 2010 it is anticipated that Mr. Seton will be receiving options to acquire an additional 1,000,000 Shares in the Company, bringing his total number of options to 3,125,000 Shares.
The following table sets forth the Company’s outstanding stock options at December 31, 2008 of Directors and Senior Management:
Table No. 7: Stock Options Outstanding as at December 31, 2008

	Number of
	Common-voting
Name	Shares	Exercise Price	Grant Date	Expiration Date
David A. Seton	1,000,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.32	Sept 29, 2005	Sept 29, 2010
	3,000,000	0.75	Mar 5, 2007	Mar 5, 2012
	1,809,000	0.40	Jun 18, 2008	Jan 1, 2013
John A. G. Seton	500,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.75	Mar 5, 2007	Mar 5, 2012
Jon Morda	180,000	0.32	Aug 31, 2005	Aug 31, 2010
	350,000	0.65	Mar 5, 2007	Mar 5, 2012
T. Douglas Willock	159,000	0.55	Feb 16, 2006	Feb 16, 2011
	500,000	0.65	Mar 5, 2007	Mar 5, 2012
Kevin Flaherty	250,000	0.75	May 2, 2007	May 2, 2012
Peter Tiedemann	100,000	0.51	Jul 18, 2006	Jul 18, 2011
	1,000,000	0.65	Mar 5, 2007	Mar 5, 2012
	426,000	0.40	Jun 12, 2008	Jan 1, 2013
Charles Barclay	500,000	0.36	Jan 25, 2006	Jan 25, 2011
	500,000	0.43	Nov 3, 2006	Nov 3, 2011
	500,000	0.65	Aug 15, 2007	Aug 15, 2012
	426,000	0.40	Jun 18, 2008	Jan 1, 2013
Rod P Jones	600,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jul 23, 2008	Jan 1, 2013
Huong Le-Dao	153,850	0.40	Sept 1, 2008	Jan 1, 2013

	Number of
	Common-voting
Name	Shares	Exercise Price	Grant Date	Expiration Date
James Hamilton	150,000	0.32	Nov 22, 2005	Nov 21, 2010
	150,000	0.65	Aug 15, 2007	Aug 13, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013
Louis Montpellier	250,000	0.62	May 1, 2008	Apr 30, 2013
Russell Graham	150,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. Major Shareholders
To the knowledge of the directors and senior officers of the Company, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the Company’s outstanding Shares, at March 24, 2009:

Name	No. of Shares		Percentage

Dragon Capital Group Limited	89,679,601	(1)	38.60%
Ho Chi Minh City, Vietnam
Zedex Minerals Limited	69,174,827	(2)	29.77%
Auckland, New Zealand

Notes:

(1)	Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 13,000,000 are registered in the name of Vietnam Resource Investment (Holdings) Limited, 16,131,874 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited and 200,000 shares are registered in the name of Dragon Capital Management Limited.

Management of the Company is unaware of who the beneficial owners of Dragon Capital Group Limited (“Dragon Capital”) are. Based upon information contained on its website, www.dragoncapital.com, Dragon Capital is an investment group focused exclusively on Vietnam’s capital markets. Management is unaware of who are the beneficial owners of the Company’s Shares owned by Dragon Capital.

(2)	Mr. John A. G. Seton, director, is an insider and executive chairman of Zedex Minerals Limited. At a Special General Meeting of Zedex’s shareholders held on December 17, 2009, Zedex’s shareholders approved a merger with the Company. Under the terms of the merger Zedex’s shareholders will receive one share of the Company for every 2.4 Zedex shares owned.
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
Zedex Minerals Limited held 13.49% as at December 31, 2007 and during 2008 entered into agreements with several individual shareholders of the Company that were domiciled outside North America to acquire their holdings. Pursuant to these agreements Zedex had the right to acquire an additional 40,332,028 common shares. By March 24, 2009 Zedex had completed the transaction with 37,777,978 common shares transferred under the agreements. At March 24, 2009 Zedex owned 29.77% of the Company’s outstanding shares.
As at March 25, 2009, the Company was aware of 20 record holders in the United States, the host country, representing ownership of 2.58 per cent of the outstanding shares of the Company. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.
Related Party Transactions
During the year ended December 31, 2008 the Company entered into the following transactions with related parties:
(a)	Paid or accrued $889,836 in 2008 for management fees and $301,626 in 2008 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton; Momentum Resources International Pty Ltd associated with Colin Patterson; Action Management Limited associated with Charles Barclay; Wholesale Products Trading Limited associated with Peter Tiedemann; and Cawdor Holdings Limited associated with Russell Graham. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses. All of these management and consulting fees have been disclosed in “Item 6. B Directors, Senior Management, and Employees. Compensation.”

(b)	Paid or accrued $110,653 in 2008 for consulting and legal fees. The companies that were paid for consulting fees include the following: Jura Trust (“Jura”) associated with John Seton, a director of the Company; Claymore Law (“Claymore”) where John Seton is a principal. The services provided are not under contract as the consulting and legal services are provided on an ad hoc basis based on requests by the Company. These fees have been included in “Item 6. B Directors, Senior Management, and Employees. Compensation.” for John Seton under “All Other Compensation.”

(c)	On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company) was assigned the 2% gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. Refer to Exhibit 3.16. The Company paid or accrued $143,031 in 2008 for royalties to Zedex, a shareholder of the Company. The royalty is calculated as 2% of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.
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

TSX and TSX-V Common — Voting Shares Trading Activity
	Low (CAD$)	High (CAD$)
Month and Year
February 28, 2009	$0.11	$0.18
January 31, 2009	0.07	0.15
December 31, 2008	0.045	0.075
November 30, 2008	0.045	0.06
October 31, 2008	0.04	0.12
September 30, 2008	0.115	0.17

Month and Year
October — December 2008	$0.04	$0.125
July — September 2008	0.115	0.25
April — June 2008	0.205	0.39
January — March 2008	0.35	0.50
October — December 2007	0.40	0.61
July — September 2007	0.44	0.78
April — June 2007	0.55	1.20
January — March 2007	0.46	0.72

Annual (Fiscal Year):

TSX and TSX-V Common — Voting Shares Trading Activity
	Low (CAD$)	High (CAD$)
Month and Year
Ended December 31, 2008	$0.04	$0.50
Ended December 31, 2007	0.40	1.20
Ended December 31, 2006	0.30	0.94
Ended December 31, 2005	0.215	0.45
Ended December 31, 2004	0.28	0.57
On April 3, 2006, the Company’s Shares commenced trading its common shares on the Toronto Stock Exchange under the symbol “OYM” and, consequently, no longer trades on TSX Venture Exchange. The closing price of the Shares on March 24, 2009 was $0.18.
Effective March 5, 2008, the Company’s Shares commenced trading on the over the counter bulletin board in the United States under the symbol OLYMF.
The low and high market prices for the Shares, on a quarterly basis, for since March 5, 2008 are as follows:

otc bulletin Board (US $)	Low	High
Month and Year
March 5, 2008 — March 31, 2008	0.36	0.40
April — June 2008	0.20	0.38
July — September 2008	0.12	0.25
October — December 2008	0.04	0.12
January — February 2009	0.06	0.16

otc bulletin Board (US $)	Low	High
Month and Year
September 2008	0.12	0.17
October 2008	0.05	0.12
November 2008	0.04	0.06
December 2008	0.04	0.08
January 2009	0.06	0.12
February 2009	0.11	0.16

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
10C. Material Contracts
The following material contracts have been entered into by the Company within the past two years:
1)	Debt Finance Facility Agreement between Olympus Pacific Minerals Inc., Bong Mieu Gold Mining Company Limited, Formwell Holdings Limited and Macquarie Bank Limited, dated February 8, 2006. Refer to Item 5B for details on this agreement.

2)	Agreement for Fulfilment of Contract, dated September 16, 2006, between Phuoc Son Gold Co. Ltd. and Huong Toan Company Ltd. This contract was cancelled on November 26, 2006. Refer to Item 4D.1 for details on this contract and cancellation.

3)	Mining License No 116 / GP- BTNMT — dated January 23, 2006. Refer to Item 4D.1 (a) for details on this license.

4)	Gold Export Certificate — dated January 25, 2006 and January 5, 2007. Refer to Item 4D.2 (a) for details on this license.

5)	Memorandum of Agreement and Supplement — November 24, 2006 — Refer to Item 4A for details on this agreement.
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
10E. Taxation
10E.1. Certain Canadian Federal Income Tax Consequences — General

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a “ Holder”) who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada — United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a Business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on Business in Canada and elsewhere.
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
Reference is made to Note 10 to the Company’s audited financial statements for the year ended December 31, 2008, at Item 17. Financial Statements, for a description of the Company’s (a) market and commodity price risks, (b) foreign exchange risks, (c) interest rate risks, (d) credit risks, and (e) liquidity risks, and how such risks affect the Company.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not Applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.

ITEM 15:	CONTROLS AND PROCEDURES
15.T.1 (a) Disclosure Controls and Procedures of the Company’s Chief Executive Officer
Based on an evaluation under the supervision and with the participation of the Company’s management, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, were effective as of December 31, 2008 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
15T.2 (b) Management’s Annual Report on Internal Control Over Financial Reporting
Internal control testing is performed every six months.
Olympus’ executive officers have evaluated the effectiveness of the Company’s design and operational effectiveness of its internal controls over financial reporting as of December 31, 2008 based on framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), pursuant to the requirements of Multilateral Instrument 52-109 and Sarbanes — Oxley. Based on this evaluation, the Company’s executive officers believe that the Company’s design and operation of internal controls over financial reporting provides reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the company’s financial statements for external purposes in accordance with (Canadian and US) GAAP.
There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
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

ITEM 18:	FINANCIAL STATEMENTS
See Item 17. Financial Statements.

ITEM 19:	EXHIBITS
19A. Financial Statements
1.	Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2008 and December 31, 2007, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2008, 2007, and 2006, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 16 to the consolidated financial statements.
19B. Exhibits
1.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1. Articles of Incorporation and By Laws
1.1.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1.1 Certificates of Status, Amendment, Continuance
1.2.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1.2 Bylaws as currently in effect.
2.	Instruments defining the rights of holders of equity – refer to exhibit 1 under 19B.
3.	Material Contracts
3.1.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.1 — Mining Permit – dated July 22, 1992

3.2.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.2 — Right to Use Land Certificate – dated October 9, 1993

3.3.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.3 — Investment License – No: 140 / GP, dated March 5, 1991 and Amendments

3.4.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.4 — Debt Finance Facility Agreement – dated February 8, 2006

3.5.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.5 — Mining License No 116/GP –BTNMT – dated January 23, 2006

3.6.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.7 — Investment License No. 2355/GP – dated October 20, 2003

3.7.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.8 — Joint Venture Agreement — dated March 5, 2003.

3.8.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 — Agreement for Fulfilment of Contract, dated September 16, 2006 and cancellation of agreement on November 27, 2006.

3.9.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 — Memorandum of Agreement and Supplement – November 24, 2006

3.10.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 — Stock Option Plan – September 12, 2003

3.11.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.13 — Management service agreement with Momentum Resources International Pty Ltd. – dated July 16, 2005 and amendment dated January 28, 2008.

3.12.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.17 — Argor Heraeus Refining Contract – dated January 11, 2005

3.13.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.18 — Dragon Equity and Debt Financing dated December 17, 2004

3.14.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.19 — Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and Olympus Pacific Minerals, Inc. dated January 1, 2006

3.15.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.20 — Certificate of Incorporation and Articles of Incorporation of Kadabra Mining Corp – May, 2007.

3.16.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.22 — Share Placement Documents dated March 19, 2007

3.17.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.23 — Shareholders Rights Plan – dated June 25, 2007

3.18.	Stock Option Plan – dated June 7, 2007

3.19.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.25 — Code of Ethics – September 19, 2006

3.20.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.27 — Framework of Laos and Cambodia Joint Venture Agreement, July 17, 2007.

3.21.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.28 — Exploration License dated January 10, 2008

3.22.	Reference is made to the Amended Registration Statement of Form 20-F-A dated June 29, 2007, submitted to the Securities and Exchange Commission on June 29, 2007 for exhibits 19B.1 – 19B.3.24.

3.23.	Reference is made to the Amended Registration Statement of Form 20-F-A dated July 13, 2007 for exhibit 19B3.25 and November 13, 2007 for exhibits 19B.3.26 and 19B.3.27.

3.24.	Management Service Agreement with Huong Le-Dao dated September 1, 2008.

3.25.	Employment Agreement with Thomas Rodney Pervical Jones dated January 1, 2008.

3.26.	Management service agreement with Orangue Holdings Limited, dated January 1, 2008 to provide the services of David Seton.

3.27.	Management service agreement with Action Management Limited, dated January 1, 2008, to provide the services of Charles Barclay.

3.28.	Management Service Agreement with Wholesale Products Limited, dated January 1, 2008, to provide the services of Peter Tiedemann.

3.29.	Management Service Agreement with Cawdor Holdings Limited, dated January 1, 2008, to provide the services of Russell Graham.

3.30.	Employment Agreement with James Hamilton dated January 1, 2008.

3.31.	Bong Mieu Exploration Licence No 2125/GP-BTNMT

3.32.	Gold Export Certificates – dated December 31, 2008

3.33.	Addendum 3 to the Refining Contract of November 1st 2005 dated December 10, 2008 between Argor-Hearaeus SA and Bong Mieu Gold Mining Company.
4.	List of Subsidiaries

The Company has the following subsidiaries:
a.	Formwell Holdings Ltd. – incorporated in British Virgin Islands;

b.	Bong Mieu Holdings Ltd. – incorporated in Thailand;

c.	Bong Mieu Gold Mining Company Limited – incorporated in Vietnam (80% owned by Bong Mieu Holdings Ltd.;

d.	Olympus Pacific Vietnam Ltd. – incorporated in British Virgin Islands;

e.	New Vietnam Mining Corporation (NVMC) – incorporated in British Virgin Islands;

f.	Phuoc Sun Gold Company Limited – incorporated in Vietnam (85% owned by New Vietnam Mining Corporation (NVMC);

g.	Olympus Pacific Thailand Ltd. – incorporated in British Virgin Islands;

h.	Kadabra Mining Corp. – incorporated in Phillipines;

i.	Olympus Pacific Minerals Inc Vietnam Ltd. – incorporated in Vietnam
5.	Consents
5.1.	Consent of Terra Mining Consultants and Stevens & Associates
12.	Certifications
12.1.	Certification of Chief Executive Officer
12.2.	Certification of Chief Financial Officer
13.	Certifications Reference is made to 2008 Annual Report dated March 30, 2009
13.1.	Certification of Chief Executive Officer
13.2.	Certification of Chief Financial Officer

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Olympus Pacific Minerals Inc.
By:	/s/ Peter Tiedemann
Peter Tiedemann
Chief Financial Officer

Date: February 2, 2010

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