Form 20-F/A
period 2008-12-31
OLYMPUS PACIFIC MINERALS INC
filed 2010-07-15
CIK 1164099

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

- ii -

- iii -

     EXPLANATORY NOTE
Olympus Pacific Minerals Inc. (the “Company”) is filing this Amendment No. 2 on Form 20-F/A to amend (i) Item 4.D Property, Plant and Equipment to revise the disclosures regarding the amount of mineralization/resources on its mining properties in Vietnam, (ii) Item 7. Major Shareholders and Related Party Transactions. to revise the disclosures regarding Dragon Capital Group Limited, (iii) Item 15. Controls and Procedures. to revise its disclosures to state that its design and operation of its internal controls over financial reporting were effective at December 31, 2008, and (iv) Item 17. Financial Statements to revise the US GAAP reconciliation of the financial statements.
     GLOSSARY
Following is a glossary of terms used throughout this Annual Report.

artisanal mining	mining at small-scale mines (and to a lesser extent quarries) that are labor intensive, with mechanization being at a low level and basic. Artisanal mining can encompass all small, medium, large, informal, legal and illegal miners who use rudimentary processes to extract valuable rocks and minerals from ore bodies.

bitumen	known as asphalt or tar, bitumen is the brown or black viscous residue from the vacuum distillation of crude petroleum.

breccia	a rock in which angular fragments are surrounded by a mass of finer-grained material.

C-horizon soil	the soil parent material, either created in situ or transported into its present location. Beneath the C horizon lies bedrock.

concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

exploration stage	the search for mineral deposits which are not in either the development or production stage.

Form 43-101	technical report issued pursuant to Canadian securities rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. The NI 43-101 Report is prepared in accordance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects [“NI 43-101”]. The 43-101 Form sets out specific requirements for the preparation and contents of a technical report.

feasibility study	a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

gneiss	a coarse-grained, foliated rock produced by regional metamorphism. The mineral grains within gneiss are elongated due to pressure and the rock has a compositional banding due to chemical activity.

grade	the metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

granodiorite	a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

gold deposit	a mineral deposit mineralized with gold.

hydrothermal	the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

igneous	a primary type of rock formed by the cooling of molten material.

inferred mineral resource	that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

intrusion	intrusive-molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

mafic	igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

metallurgical tests	scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

mineral resource	a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

open pit	a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

petrology	a field of geology which focuses on the study of rocks and the conditions by which they form. There are three branches of petrology, corresponding to the three types of rocks: igneous, metamorphic, and sedimentary.

pre-feasibility study	a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining methods, in the case of underground mining, or the pit configurations, in the case of an open pit, has been established, where effective methods of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

probable reserve (Canadian definition)	the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

probable reserve (U.S. definition)	reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria.

production stage	all companies engaged in the exploitation of a mineral deposit (reserve).

proven reserve (Canadian definition)	the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven reserve (U.S.definition)	reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quantity are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral contents of reserves are well established.

qualified person	an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and any technical reports; and is a member or licensee in good standing of a professional association.

reserve	that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of “ore” when dealing with metalliferous minerals such as gold or silver.

schists	a metamorphic rock containing abundant particles of mica, characterized by strong foliation, and originating from a metamorphism in which directed pressure plays a significant role.

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface.

shear	a tabular zone of faulting within which the rocks are crushed and flattened.

skarn	a lime-bearing silicate derived from nearly pure limestone and dolomite with the introduction of large amounts of silicon, aluminum, iron, and magnesium.

stoping	the act of mining in a confined space.

stratigraphic units	sequences of bedded rocks in specific areas.

strike	the direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.

thrust fault	a particular type of fault, or break in the fabric of the Earth’s crust with resulting movement of each side against the other, in which a lower stratigraphic position is pushed up and over another. This is the result of compressional forces.

trenching	the surface excavation of a linear trench to expose mineralization for sampling.

vein	a tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.
For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams
1 kilometre (km)	= 1,000 meters

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
Table No. 1: Selected Financial Data

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December	December	December	December	December
(CAD$)	31, 2008	31, 2007	31, 2006	31, 2005	31, 2004
CANADIAN GAAP
Revenue	7,755,495	6,996,257	1,644,040	Nil	Nil
Income (Loss) for the Period	(8,474,733)	(8,941,689)	(9,478,887)	(2,768,461)	(2,182,459)
Basic & Diluted Earning (Loss) Per Share	(0.04)	(0.04)	(0.06)	(0.02)	(0.02)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Period-end Shares	232,423,101	232,377,011	164,678,791	131,846,200	97,748,660
Cash	5,096,418	26,656,146	4,101,536	404,987	5,597,628
Working Capital	6,642,509	25,342,329	1,720,050	(1,862,041)	717,921
Mineral Properties	9.564,422	9,818,923	10,015,755	10,060,904	10,060,904
Deferred Development and Exploration	30,708,439	21,707,466	13,724,846	13,089,242	8,375,473
Long-term Liabilities	1,282,002	721,686	890,322	351,428	1,231,119
Capital Stock	104,206,522	104,159,423	66,074,507	49,709,671	38,749,225
Shareholders’ Equity	59,931,771	67,241,595	35,963,859	27,386,599	18,105,269
Total Assets	66,473,613	71,650,159	41,556,694	30,510,086	24,418,374

US GAAP
Net Income (Loss)	(13,564,950)	(16,924,309)	(10,231,323)	(7,434,680)	(6,720,137)
Income (Loss) Per Share – basic & diluted	(0.06)	(0.08)	(0.06)	(0.06)	(0.08)
Mineral Properties	9,526,922	9,781,423	9,978,255	10,060,904	10,060,904
Deferred Development and Exploration	3,910,756	Nil	Nil	Nil	Nil
Shareholders’ Equity	33,017,256	45,417,297	22,122,181	14,297,357	9,729,796
Total Assets	39,559,098	49,825,861	27,228,479	17,420,844	16,042,901

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
The Company has financed its operations through the financings listed in the table shown below.
Table No. 3: Financings

		Number of
Fiscal Year	Nature of Issuance	Shares	Capital Raised

December 31, 2000	Private Placement (1)	6,625,000	$1,840,000
December 31, 2001	Private Placement (2)	10,964,500	$3,944,000
December 31, 2002	Nil	Nil	Nil
December 31, 2003	Private Placement (3)	21,163,459	$6,832,063
December 31, 2004	Private Placement (4)	Nil	Nil
December 31, 2005	Private Placement (5)	32,645,000	$11,063,500
December 31, 2006	Private Placement (6)	27,000,000	$15,660,000
December 31, 2007	Private Placement and Public Offering (7) (8)	60,106,503	$37,153,601
Notes:
(1)	In 2000, the Company raised a total of $1,840,000 through two separated financings:
(i.)	In March 2000, 4,500,000 units were sold for $0.22/unit. Each unit was comprised of one common share and one two-year share purchase warrant entitling the holders to acquire up to 4,500,000 shares at $0.30/unit during the first year and at $0.40/unit during the second year;

(ii.)	In August 2000, 2,125,000 common shares were issued at $0.40/share to various holders.
(2)	In 2001, the Company completed three financings and raised a total of $3,944,000:
(i.)	In February, 1,200,000 units were sold for $0.60/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.75/warrant for a one-year period, and $1.00/warrant for the second year;

(ii.)	In July, 552,000 units were sold for $0.50/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.65/warrant for a one-year period, and $1.00/warrant for the second year;

(iii.)	In December, 9,212,500 units were sold for $0.32/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.32.
(3)	In 2003, a total placement, raising $6,832,063 was completed in three closings:
(i.)	In February, 1,562,750 units were sold for 0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period;

(ii.)	In March, 3,267,500 units were sold for $0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.50/warrant for a one-year period;

(iii.)	In October, 16,333,209 units were sold for $0.30/unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole purchase warrant exercisable at an exercise price of $0.40/unit for a one-year period and thereafter at a price of $0.50/unit for a one-year period.

(4)	On June 29, 2004, the Company closed a “Vend-In Agreement”, whereby it acquired the remaining 42.82% interest in the NVMC joint venture. The acquisition resulted in the issuance of 13,483,133 common shares of the Company of which Zedex received 3,205,467 shares and Ivanhoe received 10,277,646 shares. No capital was raised in this transaction.
(5)	In 2005, a total placement, raising $11,063,500 was completed in two closings:
(i.)	In January, the Company closed a $5,080,000 private placement with Dragon Capital Markets Limited (“Dragon Capital”) by issuing 12.7 million common shares priced at $0.40/unit. In consideration for its service, Dragon Capital was paid a finders’ fee of US$261,471 and was granted 1,270,000 warrants exercisable at $0.40/unit for a period of one year from the date of closing;

(ii.)	In September, the Company received $5,983,500 from the closing of a private placement and issued 19,945,000 common shares priced at $0.30/share.
(6)	On March 31, 2006, a private placement closed where the Company issued 27,000,000 shares at $0.58 raising $15,660,000.
(7)	On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772. The net proceeds were used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.
(8)	On August 10, 2007, the Company closed an offering (the “Offering”) of units of the Company (“Units”) for aggregate gross proceeds of $25,000,000 (the “Closing”). Pursuant to the Offering, the Company issued and sold a total of 38,461,538 Units at a price of $0.65 per Unit. Each Unit was comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (“Warrant”). Each whole Warrant will be exercisable at $0.80 until August 10, 2009. The Company granted the Agents an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (“Additional Shares”) at a price of $0.62 per Additional Share and up to an additional 2,884,615 Warrants (“Additional Warrants”) at a price of $0.06 per Additional Warrant, for further gross proceeds of up to $3,750,000, if exercised in full. In consideration for their services, the Corporation paid a fee of $1,500,000 to the Agents (equal to 6% of the gross proceeds realized from the sale of Units). The Agents were also granted non-transferable options (the “Compensation Options”) to acquire 2,307,692 Units (each an “Agents’ Unit”) (equal to 6% of the number of Units issued pursuant to the Offering). Each Compensation Option is exercisable to acquire one Agents’ Unit at $0.65 until August 10, 2009. Each Agent’s Unit consists of one common share of the Company and one-half of one common share purchase warrant (“Agents’ Warrants”). Each whole Agents’ Warrant will be exercisable to acquire one common share of the Company (a “Agents’ Warrant Share”) at a price of $0.80 per Agents’ Warrant Share until August 10, 2009. On September 7, 2007, the over-allotment option granted to the agents in connection with the Company’s public offering of units (the “Offering”), was exercised in respect of 216,394 common shares (“Additional Shares”) at a price of $0.62 per Additional Share and 323,947 warrants (“Additional Warrants”) at a price of $0.06 per Additional Warrant, resulting in additional gross proceeds of $153,601. Each whole Warrant will be exercisable at $0.80 until August 10, 2009. The partial exercise of the over-allotment options brings the aggregate gross proceeds to the Company under the Offering to $25,153,601. The net proceeds from the Offering are being used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

The Company does not have an agent in the United States.
Capital Expenditures
The table below shows the historical capital balances:

As at	Capital Assets, Mineral Properties and Deferred
December 31	Exploration and Development Costs

2000	$11,304,325
2001	11,241,723
2002	7,830,889
2003	8,735,520
2004	18,618,467
2005	29,600,068
2006	35,134,131
2007	42,620,952
2008	54,571,264
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
In order to acquire, explore and develop its property interests in Vietnam, the Company was required to acquire licenses from the Vietnamese government. Reference is made to paragraph 4.A for a discussion of the regulation of mining activities in Vietnam. Following is a schedule of the Investment and Mining Licenses the Company, through its subsidiaries or affiliated companies, holds:
Schedule of Investment Licenses

GRANT
PROJECT	OWNER	LICENSE	AREA	STATUS	DATE	TERM	EXPIRY DATE

1. Bong Mieu	BOGOMIN	IL 140/GPDC2	30 Sq Km	Granted	5/3/91	25 years	5/3/2016

2. Phuoc Son	PSGC	IL 2355/GP	70 Sq Km	Granted	20/10/2003	30 years	20/10/2033
Schedule of Mining Licenses

						GRANT		EXPIRY
PROJECT	MINE	OWNER	LICENSE	AREA	STATUS	DATE	TERM	DATE

1. Bong Mieu	Ho Gan (VN220)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017

Bong Mieu	Nui Kem (VN230)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017

Bong Mieu	Ho Ray	BOGOMIN	Proposed new MLA	Not yet defined	Proposed	—	—	—

2. Phuoc Son	Dak Sa Bai Dat	PSGC	ML116/GP-BTNMT	1.00 Ha	Granted	23/1/2006	3.5 years	23/7/2009

						GRANT		EXPIRY
PROJECT	MINE	OWNER	LICENSE	AREA	STATUS	DATE	TERM	DATE

2. Phuoc Son	Dak Sa Bai Go	PSGC	ML116/GP-BTNMT	0.52 Ha	Granted	23/1/2006	3.5 years	23/7/2009
Schedule of Exploration License

Phuoc Son	PSGC	EL 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010

Bong Mieu	BOGOMIN	EL 2125/GP-BTNMT	30 Sq Km	Granted	24/10/2008	2 years	24/10/2010
Schedule of Certificates

COMPANY	TYPE OF CERTIFICATE	DATE GRANTED	TERM	EXPIRY DATE

Bong Mieu Gold Mining Company	Gold export certificate	December 31, 2008	1 year	Dec 31, 2009
Phuoc Son Gold Mining Company	Gold export certificate	December 31, 2008	1 year	Dec 31, 2009
Bong Mieu Gold Mining Company	Land Use Certificate	October 9, 1993	25 years	September 2017
Schedule of Exploration Tenements (Applications)

PROJECT	E.L. REG. #	REG. HOLDER

1. Phuoc Son	67/GP-BTNMT	PSGMC
2. Bong Mieu	2125/GP BTNMT	BOGOMIN
3. Capcapo	MPSA#141, EXPA#085	AMIC
4. Khau Pum	—	OPVL
5. Phuoc Thanh	—	PSGC
6. Sanakham	MEAPA	OYM
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
The climate is sub-tropical with average monthly temperatures ranging from about 27°C in June to 20.5°C in December, although it is reported that temperatures may fall below 15° C in the cold season. Average annual rainfall is 2,762.5 mm with the maximum average monthly value of 763.8 mm, which occurs in October.
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

(f) Resource Estimates
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
MEASURED AND INDICATED MINERAL RESOURCES
This section and section 4D.2 describing the Bong Mieu Gold Property use the term “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.
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
Summary of Phuoc Son Gold Project Mineral Reserve and Resource Estimates at December 31, 2008: (1) (2)
Proven & Probable Reserve Estimates

		Gold Grade	Contained
Category	Tonnes	(g/t)	Gold (oz)

Proven	235,650	8.72	66,070
Probable	694,740	7.48	167,080

Total Proven & Probable Reserve Estimates	930,390	7.79	233,150

Measured & Indicated Mineral Resources

		Gold Grade	Contained
Category	Tonnes	(g/t)	Gold (oz)

Measured	163,320	12.76	67,000
Indicated	546,350	10.16	178,470

Total Measured plus Indicated Resources	709,670	10.76	245,470

Additional Resources * (Inferred resources are in addition to measured and indicated resources)

		Gold Grade
Category	Tonnes	(g/t)	Contained Gold (oz)

Total Inferred	1,884,200	6.63	401,640

Notes:

(1)	The Phuoc Son resources were first independently reviewed by Watts, Griffis and McOuat Limited. Copy of their report entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004, can be found in the Company’s filings at www.sedar.com.

(2)	The mineral reserve and mineral resource estimates contained in the above tables have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Although generally the NI 43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7, the definitions in NI 43-101 differ in certain significant respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. The diluted reserve estimates were first prepared by Olympus Staff in January 2008 and validated by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in March 2008. These estimates were both prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. The reserve estimates are based on a 3 g/t Au stope cut-off, practical stope and ore development layout and the application of appropriate dilution factors.
The December 2008 Reserve Table reflects the above estimates minus ore that was mined (up through December 31, 2008), as determined by mine survey and weightometer records.
The Company owns a 85% interest in the Phuoc Son property. The reserve and resource quantities described above relate to the whole property and are not adjusted for the Company’s ownership interest.
A copy of the independent technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam” (March 2008), by TMC/SA can be found in the Company’s filings at www.sedar.com.
Minor differences between estimated reserves and actual production have been accounted for in the respective reserve tables. There are no material variations to be disclosed.
The Phuoc Son processing plant is yet to be constructed. Once steady-state metallurgical recovery has been achieved, metallurgical recovery factors for this mine will be reported by year-end average.
An independent financial analysis of the Phuoc Son Deposit was conducted in 2008 by Mr John Glen of Meridian Capital Group Pty Ltd.
The metallurgical recovery factor used was 90%, with sensitivity analyses at: +5%, -5% and -10%.
Commodity prices used over the last three years (in USD) in calculating the Company’s mineral reserves and mineral resources on the Phuoc Son property were as follows:

Commodity	2007 Price		2008 Price		2009 Price
Gold	US$	700/oz	US$	880/oz	US$	1,120/oz

The 2008 – 2014 gold metal price forecasts used were those of Macquarie Bank (consistent with near term trailing gold price averages and the January 2008 Reuters poll), as follows:

YEAR	GOLD PRICE (US$)
2008	960
2009	1050
2010	1000
2011	900
2012	800
2013	750
2014	750
2015	750
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

HOGAN MINING MAP
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
Most of the Property is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 metres above sea level. The flattest portion of the Property is cultivated but the remainder has second and third – growth forest.

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
In 2003, regional and property– scale geological mapping and geochemical rock sampling was completed. By the end of 2003, several areas were identified as meriting follow-up work.
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
(f) Resource and Reserve Estimates
The mineral reserve and mineral resource estimates contained in the following tables have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Although generally the NI 43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7, the definitions in NI 43-101 differ in certain significant respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies.
Summary of Bong Mieu Gold Property Mineral Reserves at December 31, 2008

		Gold Grade	Contained
Category/Deposit	Tonnes	(g/t)	Gold (oz)

Proven (1)	—	—	—
Probable (1)	289,000	2.90	26,900
Proven plus Probable (1)	289,000	2.90	26,900

Notes:

(1)	Proven and probable reserve estimates were first prepared by Olympus in September 2005 and were independently validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007. Both estimates were prepared in accordance with Canadian National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards.

The Ho Gan reserve remaining at December 31, 2008 was estimated by deducting the official mined out tonnage (year-end mining tonnage depletion, estimated by truck count reconciled with official mill tonnage, by weightometer) from the 2007 estimate. The Ho Gan Reserve estimate employed a lower 0.8 g/t Au grade cutoff, a 10 g/t Au grade upper grade cutoff and 10% dilution @ 0.3 g/t Au). The 2008 year end reserve and was subsequently reviewed and validated by TMC/SA in April 2009. The remaining mineral reserve is all placed in the “Probable” category.
A financial analysis of the Ho Gan Deposit was conducted by Micon International Ltd in July, 2007.
The metallurgical recovery factors used varied from 73.5% to 87.22% (average 81.54%).
The financial analysis used gold prices of between US$350 and US$425 per ounce.
Copies of the reports entitled: (a) “Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated March, 2008 by TMC/SA and (b) “Updated Technical Review of Bong Mieu Gold Project”, dated April 2009 by TMC/SA, can be found in the Company’s filings at www.sedar.com.
Bong Mieu Mineral Resource Estimates at December 31, 2008

Measured & Indicated Resources		Inferred Resources (3)
		Gold	Contained			Gold	Contained
Category/		Grade	Gold	Category/		Grade	Gold
Deposit	Tonnes	(g/t)	(oz)	Deposit	Tonnes	(g/t)	(oz)

Measured (1)	1,071,900	2.13	73,400	Inferred (1)	4,739,800	1.40	213,340

Indicated (1)	2,511,600	1.75	141,310	Historical Inferred (Underground) (2)	1,220,000	8.10	317,700

Historical M&I (Underground) (2)	216,700	6.51	45,350

Tungsten and Fluorine as Gold Equivalent (4)
Measured			32,340	Inferred			85,390
Indicated			52,380

The Measured & Indicated Resource Estimates Includes Probable Reserves

Notes:

1.	Bong Mieu resources were first estimated by Olympus (in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions &

standards) and independently audited/updated by Watts Griffis and McOuat (WGM) in September 2004 Copy of the WGM report can be found within Company filings at www.sedar.com.

2.	Ho Ray and Thac Trang Deposit mineral resources: Employed a lower 0.5 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2007) and validated by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in August 2007 from the prior mineral resource estimates prepared by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the report titled Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam, dated August 31, 2007 by TMC/SA can be found in the Company’s filings at www.sedar.com. A recalculation of the Ho Ray -Thac Trang Resource following drilling during 2008, (using upper and lower cutoffs of 10g/t Au and 0.5 g/t Au respectively) was completed by Olympus staff and validated by TMC/SA in March 2009.

Using values of US$210/MTU (2007 $250) for Tungsten and US$880/oz (2007 $700) for gold, the value of the Tungsten in the Bong Mieu East Resource is equal to 170,110 ounces.

3.	Inferred resources are in addition to measured and indicated.

4.	Nui Kem Underground Historical Resources: Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff.

The historical estimates were originally calculated in 1993 by the Australian consulting firm of Continental Resource Management Pty Ltd. Management believes these historical estimates remain reliable today because they were calculated under the relevant guidelines in effect at the time (The Australasian Joint Ore Reserves Committee Code), which has specific guidelines for the reporting of mineral resources and ore reserves using the same resource categories as those prescribed under NI 43-101.
Mining losses and dilution (estimated separately for each of three deposits) are fully accounted when calculating remaining reserve/resources.
The Bong Mieu process plant is still being optimized and has not yet reached designed steady-state metallurgical recovery.
Commodity prices used over the last three years (in USD) in calculating the Company’s mineral reserves and mineral resources on the Bong Mieu property were as follows:

Commodity	2007 Price	2008 Price	2009 Price
Gold	US$700/oz	US$880/oz	US$1,120/oz
Tungsten	US$250/MTU	US$210/MTU	US$150/MTU
The Company owns an 80% interest in the Bong Mieu property. The reserve and resource quantities described above relate to the whole property and are not adjusted for the Company’s ownership interest.
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

5F. Tabular Disclosure of Contractual Obligations
Table No. 4: Tabular Disclosure of Contractual Obligations as at December 31, 2008

	Payment Due by Period
Contractual Obligations at December		Less than
31 2008	Total	One Year	1-3 Years	3-5 Years	> 5 Years

Payments Due By

Capital lease obligations	$698,281	$698,281	$—	$—	$—

Operating lease obligations	488,188	234,634	172,517	81,037	—

Purchase obligations – supplies and services	2,371,582	2,185,629	185,953	—	—

Purchase obligations – capital	355,342	355,342	—	—	—

Asset retirement obligations	1,420,407	138,405	511,185	646,885	123,932

Total	$5,333,800	$3,612,291	$869,654	$727,922	$123,932
ITEM 6: DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
6A. Directors and Senior Management
At December 1, 2009 the Company’s executive officers and directors were as follows:
Table No. 5: Directors and Senior Management

Date of First
			Election or	Term of Office
Name	Title	Date of Birth	Appointment	of the Directors

David A. Seton	Executive Chairman, Chief Executive Officer and Director	Dec. 13, 1955	Aug. 23, 1996	3 year

Jon Morda	Director	Jan. 13, 1952	Aug. 16, 2005	3 years

John A.G. Seton	Director	Jan. 10, 1963	July 7, 1999	2 years

T. Douglas Willock	Director	Jan. 8, 1953	Feb. 16, 2006	2 years

Peter Tiedemann	Chief Financial Officer	Sept 18,1942	July 25, 2006	n/a

Charles Barclay	Chief Operating Officer	Dec. 18, 1950	July 13, 2006	n/a

T. Rodney P. Jones	VP – Exploration	Aug. 26, 1944	Aug. 6, 2007	n/a

Jim Hamilton	VP – Investment Relations	Oct. 7, 1951	Mar. 17, 2008	n/a

Russell Graham	VP - Finance Vietnam	May 21, 1965	Aug. 6, 2007	n/a

Huong Le-Dao	VP – Human Resources	Jan 1, 1970	Sept. 1, 2008	n/a

Louis Montpellier	Corporate Secretary	Nov 13, 1953	Mar. 17, 2008	n/a

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
Huong Le-Dao, Vice President – Human Resources
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
6B. Compensation
Compensation of Directors, Management and Employees for the year ended December 31, 2008

					Long Term Compensation
		Annual Compensation			Awards		Payouts
				Other		Restricted		All
				Annual	Securities	Shares or		Other
Name and				Compen-	Under Options/	Restricted	LTIP	Compen-
Principal		Salary	Bonus	sation	SARs Granted	Share Units	Payouts	sation
Position	Year	($)(1)	($)	($)	(#)(2)	($)	($)	($)
David A. Seton(3)	2008	240,000	12,000	N/A	1,809,000	N/A	N/A	N/A
Executive Chairman

John Seton(4)	2008	25,000	Nil	35,000	Nil	N/A	N/A	$110,653
Director

Jon Morda	2008	30,000	Nil	35,000	Nil	N/A	N/A	N/A
Director

Kevin Flaherty	2008	30,000	Nil	35,000	Nil	N/A	N/A	N/A
Director

Douglas Willock	2008	30,000	Nil	35,000	Nil	N/A	N/A	N/A
Director

Louise Montpellier	2008	Nil	Nil	N/A	250,000	N/A	N/A	N/A
Corporate Secretary

Peter Tiedemann	2008	160,000	8,000	N/A	426,000	N/A	N/A	N/A
CFO (7)

Charles Barclay(5)	2008	175,000	8,750	N/A	426,000	N/A	N/A	N/A
VP Operations

Huong Le-Dao(9)	2008	50,000	Nil	N/A	153,850	N/A	N/A	N/A
VP Human Resources

James Hamilton	2008	132,000	6,600	N/A	319,000	N/A	N/A	N/A
VP Investor Relations

Russell Graham	2008	142,000	7,100	N/A	319,000	N/A	N/A	N/A
VP Finance Vietnam

Colin Patterson	2008	220,305	Nil	N/A	Nil	N/A	N/A	N/A

Pamela	2008	170,380	10,950	N/A	Nil	N/A	N/A	N/A
Campagnoni(8)

Rodney Jones(6)	2008	155,000	7,750	N/A	319,000	N/A	N/A	N/A
VP Exploration

NOTES:

(1)	Amounts converted to Canadian dollars using Bank of Canada exchange rates at end of December 2008 rounded to the nearest dollar.

(2)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.

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
6E. Share Ownership
The following table shows the shareholdings of the Directors and Senior Management, as at December 1, 2009.
6.E.1 Details of Share Ownership
Table No. 6: Shareholdings of Directors and Senior Management at December 1, 2009

		Shares of
		Common	Options
		Stock	Vested or
Title of	Name of Beneficial	(“Shares”)	Vesting within 60	Beneficial	Percent of
Class	Owner	Held	days	Ownership	Class

Common	David A. Seton(1)	23,334	4,603,000	4,626,334	1.95
Common	John A. G. Seton(2)	Nil	1,166,667	1,166,667	0.50
Common	Jon Morda	19,500	413,333	432,833	0.19
Common	T. Douglas Willock	91,000	492,333	583,333	0.25
Common	Peter Tiedemann	20,000	908,667	928,667	0.40
Common	Charles Barclay	Nil	1,475,333	1,475,333	0.63
Common	Rod Jones	Nil	506,333	506,333	0.22
Common	James Hamilton	35,090	356,333	391,423	0.17
Common	Huong Le-Dao	Nil	51,283	51,283	0.02
Common	Louis Montpellier	Nil	83,333	83,333	0.04
Common	Russell Graham	Nil	206,333	206,333	0.09

NOTES:

(1)	Mr. David Seton is the beneficial owner of 4,626,334 Shares (i) 23,334 Shares which he owns directly, and (ii) 4,603,000 Shares he may acquire pursuant to the exercise of stock options. In January 2010 Mr. Seton was granted otions to acquire an additional 1,573,585 Shares.

(2)	Mr. John Seton is the beneficial owner of 1,500,000 Shares, which are the Shares he may acquire pursuant to the exercise of stock options. At December 1, 2009 he owned no Shares directly. This amount does not include the 5,797,105 Shares he acquired upon the completion of the Company’s amalgamation with Zedex. Under the terms of the Amalgamation, Mr. Seton, who owned 13,913,052 shares of Zedex, received 5,797,105 Shares of the Company in exchange for his Zedex shares. In addition, Mr. Seton who held options to acquire 1,500,000 shares of Zedex, exchanged those options for options to acquire to acquire 625,000 Shares of the Company, bringing the total number of options he will have in the Company to 2,125,000 Shares. In January 2010 Mr. Seton received options to acquire an additional 1,000,000 Shares in the Company, bringing his total number of options to 3,125,000 Shares.

The following table sets forth the Company’s outstanding stock options at December 31, 2008 of Directors and Senior Management:
Table No. 7: Stock Options Outstanding as at December 31, 2008

	Number of
	Common-voting	Exercise		Expiration
Name	Shares	Price	Grant Date	Date
David A. Seton	1,000,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.32	Sept 29, 2005	Sept 29, 2010
	3,000,000	0.75	Mar 5, 2007	Mar 5, 2012
	1,809,000	0.40	Jun 18, 2008	Jan 1, 2013
John A. G. Seton	500,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.75	Mar 5, 2007	Mar 5, 2012
Jon Morda	180,000	0.32	Aug 31, 2005	Aug 31, 2010
	350,000	0.65	Mar 5, 2007	Mar 5, 2012
T. Douglas Willock	159,000	0.55	Feb 16, 2006	Feb 16, 2011
	500,000	0.65	Mar 5, 2007	Mar 5, 2012
Kevin Flaherty	250,000	0.75	May 2, 2007	May 2, 2012
Peter Tiedemann	100,000	0.51	Jul 18, 2006	Jul 18, 2011
	1,000,000	0.65	Mar 5, 2007	Mar 5, 2012
	426,000	0.40	Jun 12, 2008	Jan 1, 2013
Charles Barclay	500,000	0.36	Jan 25, 2006	Jan 25, 2011
	500,000	0.43	Nov 3, 2006	Nov 3, 2011
	500,000	0.65	Aug 15, 2007	Aug 15, 2012
	426,000	0.40	Jun 18, 2008	Jan 1, 2013
Rod P Jones	600,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jul 23, 2008	Jan 1, 2013
Huong Le-Dao	153,850	0.40	Sept 1, 2008	Jan 1, 2013
James Hamilton	150,000	0.32	Nov 22, 2005	Nov 21, 2010
	150,000	0.65	Aug 15, 2007	Aug 13, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013
Louis Montpellier	250,000	0.62	May 1, 2008	Apr 30, 2013
Russell Graham	150,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. Major Shareholders
To the knowledge of the directors and senior officers of the Company, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the Company’s outstanding Shares, at June 30, 2010:

Name	No. of Shares	Percentage
Dragon Capital Group Limited	98,369,184 (1)	30.38%
Ho Chi Minh City, Vietnam

Vina Capital Group Limited	Awaiting shareholder	Awaiting shareholder
Ho Chi Minh City, Vietnam	disclosure (2)	disclosure
Notes:

(1)	According to a Schedule 13D filed jointly with the Commission on June 30, 2010 by Vietnam Enterprise Investments Limited, Vietnam Growth Fund Limited, Vietnam Dragon Fund Limited, Vietnam Resource Investments (Holdings) Limited, Dragon Capital Markets Limited, Dragon Capital Management Limited, and Enterprise Investment Management Limited (“Dragon Schedule 13D”), (i) Vietnam Growth Fund Limited is the sole beneficial owner of 45,077,560 Shares, (ii) Vietnam Enterprise Investments Limited is the sole beneficial owner of 19,708,500 Shares, (iii) Vietnam Resources Investments(Holdings) Limited is the sole beneficial owner of 13,000,000 Shares, (iv) Vietnam Dragon Fund Limited is the sole beneficial owner of 19,163,124 Shares, (v) Dragon Capital Markets Limited is the sole beneficial owner of 1,270,000 Shares, (vi) Dragon Capital Management Limited has the sole dispositive and voting power over 150,000 Shares, and shared dispositive and voting power of 96,949,184 Shares, and (vii) Enterprise Investment Management Limited has shared dispositive and voting power over 19,708,500 Shares.

Reference is made to the Dragon Schedule 13D for additional information on Dragon Capital Group Limited including the source and amount of funds utilized in the investments in the Company’s Shares, the purpose of Dragon Capital Group Limited’s investments in the Company, information relating to the voting and dispositive power over the Company’s Shares, and the executive officers and directors of each member of Dragon Capital Group Limited.

(2)	We believe that, at June 30, 2010, VinaCapital Group beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 5%, but less than 10%, of the Company’s outstanding Shares. We believe that VinaCapital Group became a greater than 5% shareholder following the Zedex amalgamation as its previous holdings in Zedex and the Company are now combined. We have advised VinaCapital Group of its obligation to file a Schedule 13D if it beneficially owns at least 5% of the Company’s outstanding Shares. Once VinaCapital Group files a Schedule 13D, if required to do so, we will disclose the amount of its beneficial shareholdings in the Company.

Beginning in October 2004, the Dragon Capital Group Limited started to acquire Shares in the Company and continued to increase its ownership over 2005 and 2006, resulting in an ownership percentage of 39.05% as at September 30, 2006. As a result of the Company’s share issuances since December 31, 2006, the percentage ownership by the Dragon Capital Group Limited of the Company had decreased to 33% at December 31, 2007. In March 2008 the Dragon Capital Group Limited acquired a further 13,000,000 of the Company’s ordinary shares in a private arrangement bringing their percentage ownership to 38.6%. In January 2010 Dragon was issued 8,739,583 Olympus shares in exchange for their holding in Zedex Minerals Ltd under the terms of the Zedex/Olympus Amalgamation. These were issued as Chess Despository Interests and are available for trade on the Australian Securities Exchange. This changed their ownership to 30.38%.
As at June 30, 2010, the Company was aware of 22 record holders in the United States, the host country, representing ownership of 1.94% of the outstanding shares of the Company.
As at June 30, 2010, the Company was aware of 122 record holders in Canada, representing ownership of 62.14% of the outstanding shares of the Company.
As at June 30, 2010, the Company was aware of 965 Chess Depository Interest holders in Australia, representing 35.92% of the outstanding shares of the Company.
At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.
Related Party Transactions
During the year ended December 31, 2008 the Company entered into the following transactions with related parties:
(a)	Paid or accrued $889,836 in 2008 for management fees and $301,626 in 2008 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton; Momentum Resources International Pty Ltd associated with Colin Patterson; Action Management Limited associated with Charles Barclay; Wholesale Products Trading Limited associated with Peter Tiedemann; and Cawdor Holdings Limited associated with Russell Graham. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses. All of these management and consulting fees have been disclosed in “Item 6. B Directors, Senior Management, and Employees. Compensation.”

(b)	Paid or accrued $110,653 in 2008 for consulting and legal fees. The companies that were paid for consulting fees include the following: Jura Trust (“Jura”) associated with John Seton, a director of the Company; Claymore Law (“Claymore”) where John Seton is a principal. The services provided are not under contract as the consulting and legal services are provided on an ad hoc basis based on requests by the Company. These fees have been included in “Item 6. B Directors, Senior Management, and Employees. Compensation.” for John Seton under “All Other Compensation.”

(c)	On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company at the time) was assigned the 2% gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. Refer to Exhibit 3.16. The Company paid or accrued $143,031 in 2008 for royalties to Zedex, a shareholder of the Company. The royalty is calculated as 2% of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

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

TSX and TSX-V Common — Voting Shares Trading Activity
Month and Year	Low (CAD$)	High (CAD$)
February 28, 2009	$0.11	$0.18
January 31, 2009	0.07	0.15
December 31, 2008	0.045	0.075
November 30, 2008	0.045	0.06
October 31, 2008	0.04	0.12
September 30, 2008	0.115	0.17

Month and Year
October — December 2008	$0.04	$0.125
July — September 2008	0.115	0.25
April — June 2008	0.205	0.39
January — March 2008	0.35	0.50
October — December 2007	0.40	0.61
July — September 2007	0.44	0.78
April — June 2007	0.55	1.20
January — March 2007	0.46	0.72

Annual (Fiscal Year):
Ended December 31, 2008	$0.04	$0.50
Ended December 31, 2007	0.40	1.20
Ended December 31, 2006	0.30	0.94

TSX and TSX-V Common — Voting Shares Trading Activity
Month and Year	Low (CAD$)	High (CAD$)
Ended December 31, 2005	0.215	0.45
Ended December 31, 2004	0.28	0.57
On April 3, 2006, the Company’s Shares commenced trading its common shares on the Toronto Stock Exchange under the symbol “OYM” and, consequently, no longer trades on TSX Venture Exchange. The closing price of the Shares on March 24, 2009 was $0.18.
Effective March 5, 2008, the Company’s Shares commenced trading on the over the counter bulletin board in the United States under the symbol OLYMF.
The low and high market prices for the Shares, on a quarterly basis, for since March 5, 2008 are as follows:
otc bulletin Board (US $)

Month and Year	Low	High
March 5, 2008- March 31, 2008	0.36	0.40
April — June 2008	0.20	0.38
July — September 2008	0.12	0.25
October — December 2008	0.04	0.12
January — February 2009	0.06	0.16
otc bulletin Board (US $)

Month and Year	Low	High
September 2008	0.12	0.17
October 2008	0.05	0.12
November 2008	0.04	0.06
December 2008	0.04	0.08
January 2009	0.06	0.12
February 2009	0.11	0.16
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
Olympus’ executive officers have evaluated the effectiveness of the Company’s design and operational effectiveness of its internal controls over financial reporting as of December 31, 2008 based on framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), pursuant to the requirements of Multilateral Instrument 52-109 and Sarbanes — Oxley. Based on this evaluation, the Company’s executive officers believe that the Company’s design and operation of internal controls over financial reporting was effective at December 31, 2008 and provided reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the company’s financial statements for external purposes in accordance with (Canadian and US) GAAP.
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
ITEM 18: FINANCIAL STATEMENTS
See Item 17. Financial Statements.
ITEM 19: EXHIBITS
19A. Financial Statements
1.	Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2008 and December 31, 2007, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2008, 2007, and 2006, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 16 to the consolidated financial statements.
19B. Exhibits
1.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1. Articles of Incorporation and By Laws

1.1.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1.1 Certificates of Status, Amendment, Continuance

1.2.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1.2 Bylaws as currently in effect.

2.	Instruments defining the rights of holders of equity — refer to exhibit 1 under 19B.

3.	Material Contracts
3.1.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.1 - Mining Permit — dated July 22, 1992

3.2.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.2 - Right to Use Land Certificate — dated October 9, 1993

3.3.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.3 - Investment License — No: 140 / GP, dated March 5, 1991 and Amendments

3.4.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.4 — Debt Finance Facility Agreement — dated February 8, 2006

3.5.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.5 - Mining License No 116/GP —BTNMT — dated January 23, 2006

3.6.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.7 - Investment License No. 2355/GP — dated October 20, 2003

3.7.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.8 - Joint Venture Agreement — dated March 5, 2003.

3.8.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 - Agreement for Fulfilment of Contract, dated September 16, 2006 and cancellation of agreement on November 27, 2006.

3.9.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 - Memorandum of Agreement and Supplement — November 24, 2006

3.10.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 - Stock Option Plan — September 12, 2003

3.11.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.13 - Management service agreement with Momentum Resources International Pty Ltd. — dated July 16, 2005 and amendment dated January 28, 2008.

3.12.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.17 - Argor Heraeus Refining Contract — dated January 11, 2005

3.13.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.18 - Dragon Equity and Debt Financing dated December 17, 2004

3.14.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.19 - Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and Olympus Pacific Minerals, Inc. dated January 1, 2006

3.15.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.20 - Certificate of Incorporation and Articles of Incorporation of Kadabra Mining Corp — May, 2007.

3.16.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.22 - Share Placement Documents dated March 19, 2007

3.17.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.23 - Shareholders Rights Plan — dated June 25, 2007

3.18.	Stock Option Plan — dated June 7, 2007

3.19.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.25 - Code of Ethics — September 19, 2006

3.20.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.27 - Framework of Laos and Cambodia Joint Venture Agreement, July 17, 2007.

3.21.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.28 - Exploration License dated January 10, 2008

3.22.	Reference is made to the Amended Registration Statement of Form 20-F-A dated June 29, 2007, submitted to the Securities and Exchange Commission on June 29, 2007 for exhibits 19B.1 — 19B.3.24.

3.23.	Reference is made to the Amended Registration Statement of Form 20-F-A dated July 13, 2007 for exhibit 19B3.25 and November 13, 2007 for exhibits 19B.3.26 and 19B.3.27.

3.24.	Management Service Agreement with Huong Le-Dao dated September 1, 2008.

3.25.	Employment Agreement with Thomas Rodney Pervical Jones dated January 1, 2008.

3.26.	Management service agreement with Orangue Holdings Limited, dated January 1, 2008 to provide the services of David Seton.

3.27.	Management service agreement with Action Management Limited, dated January 1, 2008, to provide the services of Charles Barclay.

3.28.	Management Service Agreement with Wholesale Products Limited, dated January 1, 2008, to provide the services of Peter Tiedemann.

3.29.	Management Service Agreement with Cawdor Holdings Limited, dated January 1, 2008, to provide the services of Russell Graham.

3.30.	Employment Agreement with James Hamilton dated January 1, 2008.

3.31.	Bong Mieu Exploration Licence No 2125/GP-BTNMT

3.32.	Gold Export Certificates — dated December 31, 2008

3.33.	Addendum 3 to the Refining Contract of November 1st 2005 dated December 10, 2008 between Argor-Hearaeus SA and Bong Mieu Gold Mining Company.
4.	List of Subsidiaries
The Company has the following subsidiaries:
a.	Formwell Holdings Ltd. — incorporated in British Virgin Islands;

b.	Bong Mieu Holdings Ltd. — incorporated in Thailand;

c.	Bong Mieu Gold Mining Company Limited — incorporated in Vietnam (80% owned by Bong Mieu Holdings Ltd.;

d.	Olympus Pacific Vietnam Ltd. — incorporated in British Virgin Islands;

e.	New Vietnam Mining Corporation (NVMC) — incorporated in British Virgin Islands;

f.	Phuoc Sun Gold Company Limited — incorporated in Vietnam (85% owned by New Vietnam Mining Corporation (NVMC);

g.	Olympus Pacific Thailand Ltd. — incorporated in British Virgin Islands;

h.	Kadabra Mining Corp. — incorporated in Phillipines;

i.	Olympus Pacific Minerals Inc Vietnam Ltd. — incorporated in Vietnam
5.	Consents
5.1.	Consent of Terra Mining Consultants and Stevens & Associates

6.	Certifications

6.1.	Certification of Chief Executive Officer

6.2.	Certification of Chief Financial Officer
7.	Certifications
7.1.	Certification of Chief Executive Officer

7.2.	Certification of Chief Financial Officer

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Olympus Pacific Minerals Inc.
By:	/s/ Peter Tiedemann
Peter Tiedemann
Chief Financial Officer

Date: July 14, 2010

OLYMPUS PACIFIC MINERALS INC.

OLYMPUS PACIFIC MINERALS INC.
Management’s Responsibility
The accompanying consolidated financial statements, Management’s Discussion and Analysis and all of the other information included in the Annual Report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. Management believes that the internal controls provide reasonable assurance that our financial information is reliable and relevant, and that assets are properly accounted for and safeguarded from loss.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee, appointed by the Board and comprised of independent directors, which meets with the independent auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.
The consolidated financial statements have been audited by Ernst & Young LLP Chartered Accountants. The independent auditors have unrestricted access to the Audit Committee. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

David A. Seton	Peter Tiedemann
Chairman and Chief Executive Officer	Chief Financial Officer
March 30, 2009	March 30, 2009

OLYMPUS PACIFIC MINERALS INC.
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
As discussed in Note 16 to the consolidated financial statements, the 2008 reconciliation to United States generally accepted accounting principles has been restated. Our report, dated March 30, 2009, on the previously issued consolidated financial statements has been withdrawn.
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 30, 2009
(Except for note 16, as to which the date is June ___, 2010)

OLYMPUS PACIFIC MINERALS INC.
Consolidated Balance Sheets

As at	December 31	December 31
(Canadian dollars)	2008	2007

ASSETS
Current
Cash	$5,096,418	$26,656,146
Accounts receivable and prepaid expenses	3,045,997	1,079,598
Inventory (note 12)	3,759,934	1,293,463

	11,902,349	29,029,207
Long-term
Property, plant and equipment (note 6)	14,298,403	11,094,563
Mineral properties (note 3)	9,564,422	9,818,923
Deferred exploration and development costs (note 3)	30,708,439	21,707,466

	54,571,264	42,620,952

	66,473,613	71,650,159

LIABILITIES
Current
Accounts payable and accrued liabilities	4,423,154	3,163,155
Capital lease obligations (note 11)	698,281	388,390
Asset retirement obligation (note 4)	138,405	135,333

	5,259,840	3,686,878
Long-term
Asset retirement obligation (note 4)	1,282,002	721,686

	1,282,002	721,686

	6,541,842	4,408,564

Commitments and contractual obligations (note 9), Income taxes (note 13)

SHAREHOLDERS’ EQUITY

Share capital (note 7a)	104,206,522	104,159,423
Contributed surplus (note 7a)	7,600,309	6,482,499
Deficit	(51,875,060)	(43,400,327)

	59,931,771	67,241,595

	$66,473,613	$71,650,159

David A Seton Chairman & Chief Executive Officer	Jon Morda Director & Chairman of of Audit Committee
See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31 (Canadian dollars)	2008	2007	2006

Sales — Gold	$7,755,495	$6,996,257	$1,644,040

Cost and expenses
Cost of sales	6,204,527	5,523,193	1,535,891
Amortization	2,630,938	1,925,458	596,176
Management fees and salaries	3,092,628	2,770,770	1,515,417
Professional fees	397,183	782,058	353,402
Travel	644,390	574,569	425,895
Investor relations and promotion	373,857	527,466	256,207
Consulting fees	634,726	393,438	315,763
Office and general administrative	684,453	417,526	508,269
Transfer agent and regulatory fees	199,480	161,409	189,237
Royalty expense	137,141	112,336	47,960
Shareholders’ information	96,125	80,492	37,767
General exploration	69,295	74,442	158,700
Stock-based compensation (note 7b)	1,063,160	2,272,717	617,071

	16,227,903	15,615,874	6,557,755

Other (income) expense
Interest income	(590,313)	(694,985)	(272,156)
Interest expense	2,923	130,615	127,262
Write-off of deferred exploration costs (note 3)	922,920	—	438,931
Write-off of deferred transaction costs	—	265,488	—
Impairment charge (note 3)	—	—	4,280,000
Loss on disposal of capital assets	19,551	—	—
Debt extinguishment costs (note 5)	—	54,060	—
Foreign exchange loss/(gain)	(352,756)	566,894	(8,865)

	2,325	322,072	4,565,172

Loss and comprehensive loss for the year	$8,474,733	$8,941,689	$9,478,887

Basic and diluted loss per common share	$0.04	$0.04	$0.06

Weighted average number of common shares outstanding	232,402,999	200,364,897	164,678,791
Consolidated Statements of Deficit

For the years ended December 31 (Canadian dollars)	2008	2007	2006

Deficit
Balance, beginning of year	$43,400,327	34,458,638	24,979,751
Loss for the year	8,474,733	8,941,689	9,478,887

Deficit, end of the year	$51,875,060	43,400,327	34,458,638

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Consolidated Statements of Cash Flows

For the years ended December 31 (Canadian dollars)	2008	2007	2006

Operating activities :
Loss for the year	(8,474,733)	(8,941,689)	(9,478,887)
Items not affecting cash
Amortization	2,630,938	1,925,458	596,176
Amortization of deferred financing costs	—	—	81,090
Stock-based compensation expense	1,063,160	2,272,717	617,071
Write-off of deferred transaction costs	—	265,488	—
Loss on disposal of capital assets	19,551
Accretion expense	52,650	37,211	29,097
Write-off of deferred exploration costs	922,920	—	438,931
Impairment charge	—	—	4,280,000
Foreign exchange	(136,974)	231,101	10,286
Reclamation costs	(177,582)	(79,388)	—
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	(1,966,399)	624,385	(1,452,499)
Accounts payable and accrued liabilities	1,341,093	961,315	292,661
Inventory	(2,242,049)	(676,418)	(357,529)

Cash used in operating activities	(6,967,424)	(3,379,820)	(4,943,603)

Investing activities :
Deferred exploration and development costs	(9,066,810)	(7,612,887)	(5,072,261)
Acquisition of property, plant and equipment	(5,210,778)	(1,627,525)	(3,747,249)
Deferred transaction costs	—	—	(209,238)

Cash used in investing activities	(14,277,588)	(9,240,412)	(9,028,748)

Financing activities :
Shares issued	—	36,829,000	16,543,966
Warrants issued	—	1,092,963	—
Shares issued on warrants exercised	—	2,394,987	—
Repayment of debt	—	(2,156,497)	—
Repayable loan	—	—	2,314,200
Share issue cost	20,655	(2,068,049)	(1,195,261)
Capital lease payments	(649,329)	(367,800)	—

Cash provided by financing activities	(628,674)	35,724,604	17,662,905

Increase in cash during the year	(21,873,686)	23,104,372	3,690,554

Cash — beginning of the year	26,656,146	4,101,536	404,987

Effect of foreign exchange rate changes on cash	313,958	(549,762)	5,995

Cash — end of the year	$5,096,418	26,656,146	4,101,536

See accompanying notes to the Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.
Notes to Financial Statements
1. Nature of Operations
Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia. The Company focuses its activities on two properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.
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

OLYMPUS PACIFIC MINERALS INC.
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
Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations. Effective from January 1, 2009 the company will change its reporting currency from Canadian dollars to US dollars. All of the company’s revenue and the majority of its expenditures are transacted in US dollars.

OLYMPUS PACIFIC MINERALS INC.
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

OLYMPUS PACIFIC MINERALS INC.
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

OLYMPUS PACIFIC MINERALS INC.
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

OLYMPUS PACIFIC MINERALS INC.
3. Mineral Properties and Deferred Exploration and Development Costs

			Deferred Exploration and
	Mineral Properties		Development Costs

	December 31	December 31	December 31	December 31
	2008	2007	2008	2007

Bong Mieu	$3,944,000	$3,944,000	$11,353,606	$6,535,527

Phuoc Son	6,116,904	6,116,904	19,726,900	14,834,584

Capcapo	—	—	922,920	678,541

Other	—	—	1,120	—

	10,060,904	10,060,904	32,004,546	22,048,652
Accumulated amortization (1)	(496,482)	(241,981)	(373,187)	(341,186)
Write-off (2)(3)			(922,920)

Total	$9,564,422	$9,818,923	$30,708,439	$21,707,466

(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.

(2)	Write-off of $922,920 of Deferred Exploration costs in 2008 relates to the Capcapo property where exploration activities have been halted due to the uncertainty of the current economic climate and the outcome of community consultation.

(3)	During the fourth quarter of 2006, management determined that the Bong Mieu Central Gold mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Central Fold mine deferred exploration and development costs.
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

OLYMPUS PACIFIC MINERALS INC.
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
4. Asset Retirement Obligation

	December 31,	December 31,
	2008	2007
Balance, beginning of the year	$857,019	$949,495
Liabilities incurred	492,329	94,059
Liabilities settled	(177,582)	(79,388)
Foreign exchange adjustment	195,991	(144,358)
Accretion	52,650	37,211

Balance, end of the period	1,420,407	857,019
Current portion	138,405	135,333

Non-current portion	$1,282,002	$721,686

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

OLYMPUS PACIFIC MINERALS INC.
6. Property, Plant & Equipment

	December 31, 2008			December 31, 2007
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value

Building	$1,082,950	$441,741	$641,209	$866,835	$221,481	$645,354
Leasehold improvements	150,189	82,170	68,019	103,005	46,088	56,917
Machinery and equipment	8,709,595	2,856,755	5,852,840	6,706,032	1,284,822	5,421,210
Office equipment, furniture and fixtures	1,261,520	750,836	510,684	1,097,257	509,395	587,862
Vehicles	445,144	291,576	153,568	400,711	222,128	178,583
Infrastructure	4,057,445	1,277,635	2,779,810	3,737,315	547,073	3,190,242
Capital Assets in progress	4,292,273	—	4,292,273	1,014,395	—	1,014,395

	$19,999,116	$5,700,713	$14,298,403	$13,925,550	$2,830,987	$11,094,563

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

OLYMPUS PACIFIC MINERALS INC.
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

	Number of	Amount
	Shares	$
Common shares, January 1, 2007	164,678,791	$66,074,507
Private placement (1)	21,428,571	12,000,000
Prospectus offering (2)	38,461,538	23,846,154
Issued upon exercise of options	1,978,565	1,231,986
Issued upon exercise of warrants	5,476,092	3,393,060
Issued on exercise of over-allotment (2)	216,394	134,164
Bonus common shares issued	137,060	86,090
Share issue costs (3)	—	(2,606,538)

Common shares, December 31, 2007	232,377,011	$104,159,423

Share issue costs	—	20,654
Bonus common shares issued	46,090	26,445

Common shares, December 31, 2008	232,423,101	$104,206,522

The following table shows movements in contributed surplus of the Company for years ended December 31, 2008 and 2007.

	December 31,	December 31,
	2008	2007
Balance, beginning of the year	$6,482,499	$4,347,990
Options granted and vested during the year	1,012,482	1,849,504
Bonus common shares vested during the year	116,580	69,309
Bonus common shares issued	(11,252)	(34,379)
Valuation of Warrants, net of issue costs (2 and 3)	—	1,092,963
Options and warrants exercised	—	(1,381,376)
Agents’ compensation options and warrants granted (3)	—	538,488

Balance, end of the year	$7,600,309	$6,482,499

(1)	On March 19, 2007, the Company completed a non-brokered private placement of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000 and net proceeds of $11,967,772.

(2)	On August 10, 2007, the Company completed an Offering (the “Offering”) of 38,461,538 Units of the Company at a price of $0.65 per unit for gross proceeds of $25,000,000 and net proceeds of $22,891,000. Each Unit consisted of one common share and one-half of one common share purchase warrant. The Units were separated into common shares [a total of 38,461,538] and common share purchase warrants [a total of 19,230,769] immediately following the closing of the Offering. Of the Offering price of $0.65 per Unit, the Company has, for accounting purposes, allocated $0.62 to each common share and $0.03 to each one-half common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share of the Company at $0.80 and expires August 9, 2009.

OLYMPUS PACIFIC MINERALS INC.

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
The following table provides a summary of the stock option activity for the years ended December 31, 2008 and December 31, 2007.

	December 31, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number of	Exercise
	of Options	Price	options	Price
		$		$
Outstanding, beginning of the year	17,592,334	0.53	11,477,500	0.39

Granted	4,121,850	0.42	8,950,000	0.70
Exercised	—	—	(1,978,565)	0.43
Forfeited/ Expired	(2,125,000)	0.42	(856,601)	0.58

Outstanding, end of the period	19,589,184	0.52	17,592,334	0.53

Options exercisable at the end of the period	14,789,890	0.52	14,249,925	0.49

OLYMPUS PACIFIC MINERALS INC.
The following table summarizes information about the stock options outstanding for the year ended December 31, 2008.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
	Number		Weighted	Number	Weighted
	Outstanding	Weighted	Average	Exercisable	Average
Range of	As at	Average	Exercise	As at	Exercise
Exercise	December 31,	Remaining	Price	December 31,	Price
Prices	2008	Life (years)		$2008	$

$0.30 - 0.36	5,530,000	1.74	0.32	5,530,000	0.32
$0.40 - 0.45	4,350,184	3.81	0.40	577,537	0.43
$0.50 - 0.55	609,000	1.86	0.52	609,000	0.52
$0.60 - 0.65	4,850,000	3.40	0.65	4,409,527	0.57
$0.75	4,250,000	3.19	0.75	3,663,826	0.75

	19,589,184		0.52	14,789,890	0.52

During the year ended December 31, 2008, 4,121,850 [2007 — 8,950,000] options were granted and were valued, for accounting purposes, at $470,048 [2007 — $2,756,350] using the Black-Scholes model. The assumptions for the 2008-granted stock option series were; Expected volatility
80.3%-82.8%, Risk free interest rate 3.25%-3.75%, expected life of 3 and 4 years, and no expected dividends. The exercise prices were determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date. The vesting periods of these options are: one-third of the options will vest after January 2, 2009, one-third after January 2, 2010 and the remaining one-third will vest after January 2011.
The total share compensation expense recognized for stock options granted in the current and prior years was $1,012,482 [2007 — $1,849,504].
c) Warrants
The following table shows movements in number of warrants of the Company for the years ended December 31, 2008 and December 31, 2007.

	December 31, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price
		$		$
Outstanding, beginning of the year	21,344,716	0.78	7,266,092	0.47
Granted (see note 7a)	—	—	19,554,716	0.80
Exercised	—	—	(5,476,092)	0.43
Expired (i)	(1,790,000)	0.58	—	—

Outstanding, end of the period	19,554,716	0.80	21,344,716	0.78

(i)	The warrants that expired related to the March 31, 2006 private placement.

OLYMPUS PACIFIC MINERALS INC.
The following is a summary of the warrants outstanding as at December 31, 2008.

Exercise	Number Outstanding
Prices	As at December 31, 2008	Expiry date
$0.80	19,230,769	August 10, 2009
$0.80	323,947	September 7, 2009

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

OLYMPUS PACIFIC MINERALS INC.
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

OLYMPUS PACIFIC MINERALS INC.
9. Commitments and Contractual Obligation
As at December 31, 2008

						Year 5
		Less than				and
Payment Due	Total	one year	Year 2	Year 3	Year 4	thereafter

Capital lease obligations	698,281	698,281	—	—	—	—
Operating leases	488,188	234,634	91,422	81,095	81,037	—
Purchase obligations - supplies & services	2,371,582	2,185,629	185,953	—	—	—
Purchase obligations - capital	355,342	355,342	—	—	—	—
Asset retirement obligations	1,420,407	138,405	258,399	252,786	646,885	123,932

Total	5,333,800	3,612,291	535,774	333,881	727,922	123,932

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
Effective from January 1, 2009 the company will change its reporting currency from Canadian dollar to US dollar and all of its revenue and the majority of its expenditure are transacted in US dollar.

OLYMPUS PACIFIC MINERALS INC.
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

OLYMPUS PACIFIC MINERALS INC.
11. Capital Lease Obligations
The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31,	December 31,
	2008	2007
Total minimum lease payment	$698,281	$388,390
Less: current portion	(698,281)	(388,390)

	$—	$—

12. Inventory

	December 31,	December 31,
	2008	2007
Doré Bars	$190,446	$293,829
Ore in stockpiles	381,302	126,311
Gold in circuit	213,537	115,388
Mine operating supplies	2,974,649	757,935

Total	$3,759,934	$1,293,463

13. Income Taxes
A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2008	2007	2006
Loss	$(8,474,000)	$(8,942,000)	$(9,479,000)

Expected tax benefit	(2,838,000)	(3,051,000)	(3,223,000)
Issue costs	(294,000)	(345,000)	(215,000)
Foreign tax differential	213,000	(843,000)	1,418,000
Foreign exchange on Vietnam losses	1,251,000	—	—
Non deductible expenses	(1,743,000)	2,129,000	116,000
Other	866,000	—	—

Benefit of current year loss not recognized	2,545,000	2,110,000	1,904,000

Total income tax recovery	$—	$—	$—

The components of the Company’s future income tax assets are as follows:

	2008	2007	2006

Non-capital losses carried forward	$7,769,000	$5,731,000	$4,189,000
Issue costs	657,000	760,000	616,000
Capital assets	68,000	53,000	25,000
Resource related deductions	610,000	636,000	692,000

Future income tax asset	9,104,000	7,180,000	5,522,000
Future income tax liability	(1,825,000)	—	—

Net future income tax asset	7,279,000	7,180,000	5,522,000

Valuation allowance	(7,279,000)	(7,180,000)	(5,522,000)

Net future income tax asset	$—	$—	$—

OLYMPUS PACIFIC MINERALS INC.
The company has non-capital loss carry forwards of $31,059,000 (2007 -$24,520,000), the benefit of which have not been recognized in these financial statements and which can be used to reduce future taxable income in the years up to and including 2028.

Non-capital loss carry forwards	Year of loss	Note	Amount	Expiry Date

Canada	2008	1	$3,364,000	2028
Vietnam	2008	2	1,375,000	2013
Canada	2007	1	$7,993,000	2027
Vietnam	2007	2	1,411,000	2012
Canada	2006	1	2,789,000	2026
Vietnam	2006	2	8,470,000	2011
Canada	2005	3	1,143,000	2015
Canada	2004	3	2,431,000	2014
Canada	2003	4	858,000	2010
Canada	2002	4	1,225,000	2009

Total non-capital loss carry forwards			$31,059,000

(1) -	Loss carry forward of 20 years

(2) -	Vietnam has a loss carry forward of 5 years

(3) -	Loss carry forward of 10 years

(4) -	Loss carry forward of 7 years

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
14. Memorandum of Agreement
On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. All previously capitalised costs in relation to this project have been written-off in 2008, refer to note 3.
15. Comparative Consolidated Financial Statements
The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.

OLYMPUS PACIFIC MINERALS INC.
16. Differences from Generally Accepted Accounting Principles- Restated
These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statements, balance sheets and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.
a) Exploration and development expenditures
For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred in relation to the ore bodies on its properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that do not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of ore body exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable.
Under US GAAP, exploration expenditures, as defined below, incurred in relation to ore bodies on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (“SEC”) Industry Guide No. 7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but are expensed under US GAAP. As a result, any related amortization, impairment charges or write-offs on deferred exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed. The costs of acquiring mineral properties and mineral rights are capitalized under US GAAP.
In 2008 Phuoc Son reported proven and probable reserves and completed a positive feasibility study as announced on April 1, 2008. Since this time all development costs relating to proven and probable reserves on the property have been capitalised under US GAAP, totaling $3,910,756. No development costs have been capitalised under US GAAP relating to Bong Mieu as no feasibility study has been completed.
Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling. Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves. Costs incurred at brownfield sites that meet the above criteria are capitalized as ore body development costs. All other drilling and related exploration costs incurred at these sites are expensed as mine site exploration.
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
All proceeds received from sales and the related cost of sales prior to the production start date are capitalized as part of deferred exploration and development costs under Canadian GAAP but are recognized as revenue and cost of sales in the consolidated statements of operations under US GAAP.

OLYMPUS PACIFIC MINERALS INC.
The production start date for the Bong Mieu Central Open pit (Ho Gan) mine, which began producing gold during 2006, was July 1, 2006 under US GAAP and October 1, 2006 under Canadian GAAP. The criteria that resulted in the accounting difference would be the de minimus sales / production and extraction criteria resulting in the earlier production start date under US GAAP. As a result, under Canadian GAAP, sales, cost of sales, depreciation and amortization and inventory were capitalized to deferred development costs for the three months ended September 30, 2006. This results in a further difference in amortization expense as a result of the differing carrying value of the mineral properties and capital assets.
All revenues and expenses related to Nui Kem are capitalized to deferred development costs under Canadian GAAP as the production start date has not occurred as at December 31, 2008 but are recognized in the consolidated statement of operations under US GAAP. Nui Kem does not have any mineralization under the SEC Industry Guide No 7.
Under Canadian GAAP the production start date for Phuoc Son has not occurred as of December 31, 2008. During 2008 Phuoc Son sold 1,800 ounces for $1,513,989 with related cost of sales of $1,121,557. These are recognized as revenue and cost of sales in the consolidated statements of operations under US GAAP but capitalized as deferred exploration and development costs under Canadian GAAP.
c) Restatement of 2008 financial statements reconciliation
The 2008 US GAAP reconciliation has been restated as Phuoc Son sales of $1,513,989 and the related cost of sales of $1,121,557, were incorrectly deferred, and have now been correctly reported in the consolidated statement of operations.
As a result, the net loss and comprehensive loss under US GAAP have decreased by $392,432 and deferred development costs and the Total Shareholders’ equity have increased by the same amount. The consolidated cash flow was changed by decreasing the cash used in operating activities and increasing the cash used in investing activities by $392,432.
In addition, Nui Kem sales of $943,485 and related cost of sales of $1,603,121 which were previously presented as part of development costs have now been presented as sales and cost of sales respectively.
d) Reconciliation of consolidated balance sheet
For the years ended December 31

			2008-
			Restated			2007
			Canadian		US	Canadian		US
	Notes		GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Current assets			$11,902,349	$—	$11,902,349	$29,029,207	$—	$29,029,207

Long-term assets
Mineral properties	(b	)	9,564,422	(37,500)	9,526,922	9,818,923	(37,500)	9,781,423
Capital assets(i)	(b	)	14,298,403	(79,332)	14,219,071	11,094,563	(79,332)	11,015,231
Deferred exploration and development costs	(a	)	30,708,439	(26,797,638)	3,910,756	21,707,466	(21,707,466)	—

			54,571,264	(26,914,515)	27,656,749	42,620,952	(21,824,298)	20,796,654

Total Assets			$66,473,613	$(26,914,515)	$39,559,098	$71,650,159	$(21,824,298)	$49,825,861

Total Liabilities			6,541,842	—	6,541,842	4,408,564	—	4,408,564

Total Shareholders’ equity			59,931,771	(26,914,515)	33,017,256	67,241,595	(21,824,298)	45,417,297

Total liabilities and Shareholders’ equity			$66,473,613	$(26,914,515)	$39,559,098	$71,650,159	$(21,824,298)	$49,825,861

(i)	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalizated interest is recorded as an addition to capital assets.

OLYMPUS PACIFIC MINERALS INC.
e) Reconciliation of consolidated net income

		2008-
For the years ended December 31	Notes	Restated	2007	2006

Net loss under Canadian GAAP		$8,474,733	$8,941,689	$9,478,887
Sales	(b)	(2,475,474)	—	(1,193,954)
Cost, amortization and expenses	(a) & (b)	2,727,678	—	1,536,989
Exploration expenditures	(a)	5,745,933	7,982,620	5,128,332

Reverse impairment charge	(a)	—	—	(4,280,000)

Reverse write-down	(a)	(922,920)	—	(438,931)

Net loss and comprehensive loss under US GAAP		$13,564,950	$16,924,309	$10,231,323

Basic & diluted loss per share		$0.06	$0.08	$0.06

f) Consolidated statements of cash flow under US GAAP
Exploration expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP. Cash flows under US GAAP were as follows:

	2008-
For the years ended December 31	Restated	2007	2006

Activities
Operating	(12,980,561)	(10,992,707)	(10,015,864)
Investing	(8,264,451)	(1,627,525)	(3,956,487)
Financing	(628,674)	35,724,604	17,662,905
Cash and equivalents at the beginning of year	26,656,146	4,101,536	404,987

Effect of foreign exchange rate changes on cash	313,958	(549,762)	5,995

Cash and equivalent at end of year	5,096,418	26,656,146	4,101,536

g) US GAAP Recent Developments
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
In December 2007 the FASB issued FAS 160, Non-controlling Interests in Consolidated Financial Statements, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increase/decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Finally, under FAS 160, accumulated losses

OLYMPUS PACIFIC MINERALS INC.
attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions , which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted. The Company has reviewed the standards of FAS 160 and has not yet determined the impact.
In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FAS 133, which requires enhanced disclosures about an entity’s derivative and hedging activities. The standard requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.
In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principals. SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with USGAAP for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.
In May 2008, the FASB issued SFAS 163, Accounting for Financial Guarantee Insurance Contracts and an interpretation of FAS 60. This SFAS applies to insurance enterprises it will therefore have no impact on the Company’s financial reporting.
END OF NOTES TO FINANCIAL STATEMENTS