Form 20-F
period 2009-12-31
OLYMPUS PACIFIC MINERALS INC
filed 2010-07-15
CIK 1164099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 268,458,779
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports). And (2) has been subject to such filing requirements for the past 90 days.
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
☑ Item 17     ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐     No ☑

     GLOSSARY
Following is a glossary of terms used throughout this Annual Report.

artisanal mining	mining at small-scale mines (and to a lesser extent quarries) that are labor intensive, with mechanization being at a low level and basic. Artisanal mining can encompass all small, medium, large, informal, legal and illegal miners who use rudimentary processes to extract valuable rocks and minerals from ore bodies.

bitumen	known as asphalt or tar, bitumen is the brown or black viscous residue from the vacuum distillation of crude petroleum.

breccia	a rock in which angular fragments are surrounded by a mass of finer-grained material.

C-horizon soil	the soil parent material, either created in situ or transported into its present location. Beneath the C horizon lies bedrock.

concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

exploration stage	the search for mineral deposits which are not in either the development or production stage.

Form 43-101	technical report issued pursuant to Canadian securities rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. The NI 43-101 Report is prepared in accordance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The 43-101 Form sets out specific requirements for the preparation and contents of a technical report.

feasibility study	a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

gneiss	a coarse-grained, foliated rock produced by regional metamorphism. The mineral grains within gneiss are elongated due to pressure and the rock has a compositional banding due to chemical activity.

grade	the metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

granodiorite	a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

gold deposit	a mineral deposit mineralized with gold.

hydrothermal	the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

igneous	a primary type of rock formed by the cooling of molten material.

inferred mineral resource	that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonable assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

intrusion	intrusive-molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

mafic	igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

metallurgical tests	scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

mineral resource	a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

open pit	a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.

petrology	a field of geology which focuses on the study of rocks and the conditions by which they form. There are three branches of petrology, corresponding to the three types of rocks: igneous, metamorphic, and sedimentary.

pre-feasibility study	a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining methods, in the case of underground mining, or the pit configurations, in the case of an open pit, has been established, where effective methods of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

probable reserve (Canadian definition)	the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

probable reserve (U.S. definition)	reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria.

production stage	all companies engaged in the exploitation of a mineral deposit (reserve).

proven reserve (Canadian definition)	the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven reserve (U.S. definition)	reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quantity are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral contents of reserves are well established.

qualified person	an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and any technical reports; and is a member or licensee in good standing of a professional association.

reserve	that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of “ore” when dealing with metalliferous minerals such as gold or silver.

schists	a metamorphic rock containing abundant particles of mica, characterized by strong foliation, and originating from a metamorphism in which directed pressure plays a significant role.

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface.

shear	a tabular zone of faulting within which the rocks are crushed and flattened.

skarn	a lime-bearing silicate derived from nearly pure limestone and dolomite with the introduction of large amounts of silicon, aluminum, iron, and magnesium.

stoping	the act of mining in a confined space.

stratigraphic units	sequences of bedded rocks in specific areas.

strike	the direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.

thrust fault	a particular type of fault, or break in the fabric of the Earth’s crust with resulting movement of each side against the other, in which a lower stratigraphic position is pushed up and over another. This is the result of compressional forces.

trenching	the surface excavation of a linear trench to expose mineralization for sampling.

vein	a tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.
For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams
1 kilometre (km)	= 1,000 meters

PART I
Forward Looking Information
This report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement. These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this interim report are qualified by these cautionary statements.
Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
          Not applicable
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
          Not Applicable.
ITEM 3: KEY INFORMATION
3A. Selected Financial Data
     Following is selected financial data of the Company, expressed in United States dollars, for the fiscal years ended December 31, 2005-2009, prepared in accordance with Canadian generally accepted accounting principle (“Canadian GAAP”), which differ substantially from United States generally accepted accounting principles (“US GAAP”). Reference is made to Note 17 to the audited financial statements for the years ended December 31, 2009, 2008 and 2007 in “Item 17. Financial Statements” for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements.
     The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report on Form 20-F.
Table No. 1: Selected Financial Data

	Year Ended		Year Ended		Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,		December 31,		December 31,
	2009		2008		2007		2006		2005
(US$)	Audited		Audited		Audited		Audited		Audited
CANADIAN GAAP

Revenue		16,400,740		7,275,324		6,509,318		1,449,688		Nil
Income (Loss) for the Period	-	9,346,892	-	20,200,995	-	5,031,456	-	8,358,483	-	2,285,088
Basic & Diluted Earnings (Loss) Per Share		-0.0383		-0.0869		-0.0251		-0.0508		-0.0173
Dividends Per Share		Nil		Nil		Nil		Nil		Nil
Period-end Shares		268,458,779		232,423,101		232,377,011		164,678,791		131,846,200
Cash		5,718,725		4,161,735		27,144,487		3,516,452		347,325
Working Capital		7,400,950		5,424,272		25,806,600		1,474,685	-	1,596,924
Mineral Properties		7,203,352		7,810,307		9,998,806		8,587,008		8,628,432
Deferred Development and Exploration		25,049,053		26,067,847		22,105,147		11,766,997		11,225,596
Long-term Liabilities		770,010		1,046,883		734,907		763,318		301,392
Capital Stock		97,318,003		88,904,501		88,360,218		56,648,979		42,632,008
Non-controlling Interest		(444,043)		Nil		Nil		Nil		Nil
Shareholders’ Equity		48,314,083		48,940,283		50,766,055		30,833,615		23,487,295
Total Assets		54,024,268		54,282,352		55,255,384		35,628,632		26,166,060
US GAAP
Net Comprehensive (Loss)	-	8,056,464	-	20,957,186	-	10,440,892	-	9,021,981	-	6,136,585
Income (Loss) Per Share — basic & diluted	-	0.03	-	0.05	-	0.08	-	0.05	-	0.05
Mineral Properties		7,172,729		7,779,684		9,960,619		8,554,857		8,628,432
Deferred Development and Exploration		4,797,776		3,545,531		Nil		Nil		Nil
Non-controlling Interest		(339,358)		Nil		Nil		Nil		Nil
Shareholders’ Equity		27,967,401		26,313,898		28,541,936		18,966,452		12,261,699
Total Assets		33,677,586		32,655,967		33,031,265		23,344,336		14,940,464

In this Annual Report on Form 20-F, unless otherwise specified, all dollar amounts are expressed in United States dollars.
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
Because The Company Has Primarily Been An Exploration Company, The Company Is Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business: With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources. If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment. If the Company are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.
The Company Requires Substantial Funds To Build Its Proposed Mine At The Phuoc Son Property Which It May Not Be Able To Raise In The Current Economic Environment: In order to complete exploration of the property and construct a mine at its Phuoc Son Property, the Company estimates it will require approximately $52,000,000 U.S. However, in the current economic environment there is substantial doubt that the Company would be able to raise these funds through sales of its equity, the means it has used to finance its operations in the past. In addition, although the Company has investigated the possibility of financing construction of the mine through debt, there can be no assurance that debt financing would be available on acceptable terms, if at all. In the event that the Company is unable to raise the necessary funds to build the Phuoc Sun mine, the Company will not be able to maximize the recovery of gold from the Phuoc Sun Property. Although the Company has announced that it intends to truck materials from the Phuoc Sun Property to the Bong Mieu operating plant for processing, this approach is not as efficient as processing the ore on site, and, over the long term, would substantially reduce the profitability of the property.
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
Political And Economic Instability In Vietnam, The Philippines Or Malaysia Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam, Malaysia and the Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines and Malaysia including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.
Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers the company has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and or external advice received, there is however a risk that additional and / or back dated payment requirements will be levied on the Company.
Exchange Rate And Interest Rate Fluctuations May Increase The Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian Dollars, US Dollars,Vietnamese Dongs and Malaysian Ringgits. Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.
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
Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issues Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.
In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Company’s Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Corporate Secretary, President, VP Explorations, Chief Operating Officer and VP Finance Vietnam.
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
The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production: The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future. It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production. However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production. Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization. Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability. Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.
The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production May Have Been Based Upon Incomplete Information: The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220) Mine into production. As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate. Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property. The Company is currently evaluating its funding options to further explore the property in order to increase the known reserves and discover additional mineralization. However, in the current economic climate, the Company may be unable to raise the necessary funding. Accordingly, it may be unable to undertake the additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.
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
Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated. The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows. Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly brendered unprofitable.
We Have Debt (Both Convertible And Secured) And May Be Unable To Service Or Refinance This Debt, Which Could Have Negative Consequences On Our Business In The Future, Could Adversely Affect Our Ability To Fulfill Our Obligations Under Our Notes And May Place Us At A Competitive Disadvantage In Our Industry: In the first half of 2010, we incurred indebtedness by way of convertible subordinated unsecured notes (“Convertible Notes”) and by way of secured redeemable gold delivery promissory notes (“Gold Loan Notes”) (refer Items 8B and 10C).
This debt could have negative consequences. For example, it could:

•	increase our vulnerability to adverse industry and general economic conditions;

•	require us to dedicate a material portion of our cash flow from operations to make scheduled principal payments on our debt, thereby reducing the availability of our cash flow for working capital, capital investments and other business activities;

•	limit our ability to obtain additional financing to fund future working capital, capital investments and other business activities;

•	limit our flexibility to plan for, and react to, changes in our business and industry; and

•	place us at a competitive disadvantage relative to our less leveraged competitors.
Servicing Our Debt Requires An Allocation Of Cash And Our Ability To Generate Cash May Be Affected By Factors Beyond Our Control.
Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs, including working capital, capital expenditures, project development efforts, strategic acquisitions, investments and alliances and other general corporate requirements.
Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that:
•	our business will generate sufficient cash flow from operations;

or

•	future sources of funding will be available to us in amounts sufficient to enable us to fund our capital needs.
If we cannot fund our capital needs, we will have to take actions such as reducing or delaying capital expenditures, project development efforts, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing our debt; or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit us to meet our scheduled debt service obligations.
Restrictive Covenants In The Convertible Promissory Notes And The Agreements Governing Our Other Indebtedness Will Restrict Our Ability To Operate Our Business.
The documentation governing the Convertible Notes and the Gold Loan Notes contain covenants that restrict our ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of our assets. A breach of any of these covenants could result in a default thereunder, which could allow the noteholders or their representative to declare all amounts outstanding thereunder immediately due and payable. If we are unable to repay outstanding borrowings when due, the lenders, under the Gold Loan Notes and the collateral trustee will under the indenture governing the Convertible Notes and related agreements have the right to proceed against the collateral granted to them, including the shares in our Subsidiary holding companies which control Bong Mieu and Phuoc Son and the loans owed to us by Bong Mieu and Phuoc Son . We may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our indebtedness.

ITEM 4: INFORMATION ON THE COMPANY
4A. History and Development of the Company
Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) was incorporated by registration of its memorandum and articles under the laws of the Province of Ontario on July 4, 1951 under the name “Meta Uranium Mines Limited”. Effective August 24, 1978, the Company changed its name from “Meta Uranium Mines Limited” to “Metina Developments Inc.” The Company continued under the Company Act (British Columbia) under the name “Olympus Holdings Ltd.” on November 5, 1992 and consolidated its share capital on a 4.5:1 basis. The Company further consolidated its share capital on a 3:1 basis and changed its name from “Olympus Holdings Ltd.” to “Olympus Pacific Minerals Inc.” on November 29, 1996.
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
In 2000, the Company was successful in raising CAD$3.4 million in equity financings. During 2000, the Company accelerated its exploration activities at the Phuoc Son gold project in Central Vietnam.
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
On November 23, 2006, the Company signed a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) that allows the Grantee (defined as the Company and a Philippine national corporation to be identified by the Company) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property, located in the Philippines. The Capcapo Property consists of a Mineral Production Sharing Agreement (“MPSA”) No. 144-99-CAR (“MPSA 144”), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (“EXPA”). Jabel holds the Property in its name and is a minority shareholder in AMC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property. As at June 30, 2010, the joint venture terms had not been finalized due to ongoing negotiations with the partners.
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
Following the initiation of Community Consultation in accordance with Philippine laws in the fourth quarter of 2007 and the commencement in the first quarter of 2008 of a formal program of Free, Prior and Informed Consent, undertaken in conjunction with the National Commission on Indigenous Peoples (NCIP), all efforts in Capcapo area have concentrated on obtaining Community approval which is required before any further exploration can continue. At June 30, 2010, the formal report and community decision was still awaited from the NCIP. No further work will be undertaken at the project until this issue is resolved.
Total cumulative spending on this project as at December 31, 2008 was $865,779 which was capitalized to deferred exploration. At December 31, 2008 the full $865,779 of capitalized deferred exploration expenditure has been written off. Management considers this is a prudent measure given the political unrest in the Philippines and the economic uncertainty of world markets at present. Refer to Item 3D for list of risk factors.
In July, 2007, the Company signed a Framework of Laos and Cambodia Joint Venture Agreement with Zedex covering exploration activities in Laos and Cambodia. Refer to Exhibit 3.20. As this joint venture is in the early stages of set-up, there was minimal activity in 2007, 2008 and 2009. In January 2008 the Company was granted a two year Exploration License over a 42 square kilometres area in the Phuoc Son project area, in Quang Nam Province, Vietnam. The Company’s application for a further two year Exploration License over a 28 square kilometres area in the same area is pending. It is anticipated that this license will be approved.
Development activities for the 2009 year comprise 333m of level drives and 194m of raises.
The supplement to Ho Gan Environmental Impact Assessment to include Nui Kem underground was replaced with Nui Kem Environmental Impact Assessment Report submitted to Department of Natural Resources on December 10, 2009. Formal inspection occurred early in the first quarter of 2010. All Environmental Impact Assessment amendments and requirements, as advised by the Department of Natural Resources, have been complied with and notice of formal approval is now awaited.
The Bong Mieu Underground project (VN230) was placed into commercial production on April 1, 2009.
On March 6, 2008, the Company’s common shares commenced trading on the OTC Bulletin Board in the United States.

On March 26, 2008 the Company received a positive independent feasibility study “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam” (the “Technical Report”) authored by independent mining and geological consultants, Terra Mining Consultants/Stevens & Associates. The full text of the report is available on Sedar website. (www.sedar.com).The Technical Report confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders. In July 2008 the Company decided to self-fund the Dak Sa project at Phuoc Son by the treatment of high-grade Dak Sa ore at the Bong Mieu gold processing plant on a toll treatment basis.
On August 28, 2008 the Company received approval from the Vietnamese authorities to trial the toll treatment of Phuoc Son ore at its Bong Mieu plant. The Company commenced sourcing high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation in August 2008. The trial treatment operation was carried out over three months. Following the trial the Company undertook plant modifications to enable more efficient processing of the high-grade Phuoc Son ore.
On December 15, 2008, the Company was granted and registered with the Department of Geology and Minerals of Vietnam the Bong Mieu Exploration Licence No 2125/GP-BTNMT. Refer to Exhibit 3.31.
In March 2009, the Company received approval from the Vietnamese authorities for a temporary trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant. In mid September 2009 a trucking permit was granted allowing toll treatment of Phuoc Son ore at the Bong Mieu Plant until December 2010.
In March 2010 the Company obtained private placement funding of CAD$12,750,000. The net funds will be used in the establishment of a processing plant at Phuoc Son. The financing is in the form of nine percent subordinated unsecured convertible promissory notes which mature on March 26, 2014.
In June 2010 the Company obtained private placement funding of US$21,960,000. The net proceeds will be used for the construction of a processing facility at the Company’s Phuoc Son and Bong Mieu Mines in Vietnam and for general exploration and corporate purposes. The financing is in the form of gold delivery notes which mature on May 31, 2013 and bear interest at a rate of eight percent.
Amalgamation with Zedex Minerals Limited
On November 10, 2009 the Company announced its intention to merge with Zedex Minerals Limited (“Zedex”). At a Special General Meeting of Zedex’s shareholders held on December 17, 2009 Zedex’s shareholders approved the merger by overwhelming majority (approved by 98.9% of those voting). On January 12, 2010, the Company and Zedex amalgamated. Under the terms of the merger Zedex’s shareholders received one share of the Company for every 2.4 Zedex shares owned, resulting in an issuance on January 25, 2010 of 54,226,405 new common shares in Olympus and the distribution to them, on a prorata basis, of the 65,551,043 common shares in Olympus owned by Zedex. Management of the Company believes that the merger will (i) lead to corporate and operating synergies, particularly at the management and senior staff levels, (ii) facilitate development of Zedex’s Bau Gold Project, (iii) advance the development of the Company’s Bong Mieu and Phuoc Son operations, (iv) simplify the existing capital structures of each company in as much as each company owns shares in the other, and (v) simplify the ownership structures of the various assets they each own interests in.
Zedex management were provided with contracts with Olympus. Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus on December 17, 2009. Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul

Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Olympus and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice President Finance for Olympus.
All costs associated with the amalgamation have been expensed during the year, these being recorded in professional and consulting fees in the consolidated statement of operations and comprehensive loss.
On January 12, 2010 the Company issued 4,395,835 options to former Zedex option holders in partial consideration of the amalgamation of Zedex and Olympus NZ
The Company’s executive office is located at:
Suite 500 — 10 King Street East
Toronto, Ontario, M5C 1C3
Canada
The Company’s registered and records office is located at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, Canada. Its telephone number is (416) 572- 2525.
The Company has financed its operations through the financings listed in the table shown below.

Table No. 2: Financings

Fiscal Year	Nature of Issuance	Number of Shares	Capital Raised

December 31, 2000	Private Placement (1)	6,625,000	CAD$	1,840,000
December 31, 2001	Private Placement (2)	10,964,500	CAD$	3,944,000
December 31, 2002	Nil	Nil	Nil
December 31, 2003	Private Placement (3)	21,163,459	CAD$	6,832,063
December 31, 2004	Private Placement (4)	Nil	Nil
December 31, 2005	Private Placement (5)	32,645,000	CAD$	11,063,500
December 31, 2006	Private Placement (6)	27,000,000	CAD$	15,660,000
December 31, 2007	Private Placement and Public Offering (7) (8)	60,106,503	CAD$	37,153,601
December 31, 2008	Nil	Nil	Nil
December 31, 2009	Private Placement(9)	16,216,216	US$	3,000,000

Notes:

(1)	In 2000, the Company raised a total of CAD $1,840,000 through two separated financings:
(i.)	In March 2000, 4,500,000 units were sold for CAD$0.22/unit. Each unit was comprised of one common share and one two-year share purchase warrant entitling the holders to acquire up to 4,500,000 shares at CAD$0.30/unit during the first year and at CAD$0.40/unit during the second year;

(ii.)	In August 2000, 2,125,000 common shares were issued at CAD$0.40/share to various holders.
(2)	In 2001, the Company completed three financings and raised a total of CAD$3,944,000:
(i.)	In February, 1,200,000 units were sold for CAD$0.60/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of CAD$0.75/warrant for a one-year period, and CAD$1.00/warrant for the second year;

(ii.)	In July, 552,000 units were sold for CAD$0.50/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of CAD$0.65/warrant for a one-year period, and CAD$1.00/warrant for the second year;

(iii.)	In December, 9,212,500 units were sold for CAD$0.32/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of CAD$0.32.
(3)	In 2003, a total placement, raising CAD$6,832,063 was completed in three closings:
(i.)	In February, 1,562,750 units were sold for CAD$0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of CAD$0.40/unit for a one-year period;

(ii.)	In March, 3,267,500 units were sold for CAD$0.40/unit. Each unit was comprised of one common share and one share purchase warrant, each whole purchase warrant exercisable at an exercise price of CAD$0.50/warrant for a one-year period;

(iii.)	In October, 16,333,209 units were sold for CAD$0.30/unit. Each unit consists of one common share and one-half of one common share purchase warrant, each whole purchase warrant exercisable at an exercise price of CAD$0.40/unit for a one-year period and thereafter at a price of CAD$0.50/unit for a one-year period.

(4)	On June 29, 2004, the Company closed a “Vend-In Agreement”, whereby it acquired the remaining 42.82% interest in the NVMC joint venture. The acquisition resulted in the issuance of 13,483,133 common shares of the Company of which Zedex received 3,205,467 shares and Ivanhoe received 10,277,646 shares. No capital was raised in this transaction.
(5)	In 2005, a total placement, raising CAD$11,063,500 was completed in two closings:
(i.)	In January, the Company closed a CAD$5,080,000 private placement with Dragon Capital Markets Limited (“Dragon Capital”) by issuing 12.7 million common shares priced at CAD$0.40/unit. In consideration for its service, Dragon Capital was paid a finders’ fee of US$261,471 and was granted 1,270,000 warrants exercisable at CAD$0.40/unit for a period of one year from the date of closing;

(ii.)	In September, the Company received CAD$5,983,500 from the closing of a private placement and issued 19,945,000 common shares priced at CAD$0.30/share.
(6)	On March 31, 2006, a private placement closed where the Company issued 27,000,000 shares at CAD$0.58 raising CAD$15,660,000.
(7)	On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of CAD$0.56 per share, for gross proceeds of CAD$12,000,000 and net proceeds of CAD$11,967,772. The net proceeds were used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.
(8)	On August 10, 2007, the Company closed an offering (the “Offering”) of units of the Company (“Units”) for aggregate gross proceeds of CAD$25,000,000 (the “Closing”). Pursuant to the Offering, the Company issued and sold a total of 38,461,538 Units at a price of CAD$0.65 per Unit. Each Unit was comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (“Warrant”). Each whole Warrant will be exercisable at CAD$0.80 until August 10, 2009. The Company granted the Agents an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (“Additional Shares”) at a price of CAD$0.62 per Additional Share and up to an additional 2,884,615 Warrants (“Additional Warrants”) at a price of CAD$0.06 per Additional Warrant, for further gross proceeds of up to CAD$3,750,000, if exercised in full. In consideration for their services, the Corporation paid a fee of CAD$1,500,000 to the Agents (equal to 6% of the gross proceeds realized from the sale of Units). The Agents were also granted non-transferable options (the “Compensation Options”) to acquire 2,307,692 Units (each an “Agents’ Unit”) (equal to 6% of the number of Units issued pursuant to the Offering). Each Compensation Option is exercisable to acquire one Agents’ Unit at CAD$0.65 until August 10, 2009. Each Agent’s Unit consists of one common share of the Company and one-half of one common share purchase warrant (“Agents’ Warrants”). Each whole Agents’ Warrant will be exercisable to acquire one common share of the Company (a “Agents’ Warrant Share”) at a price of CAD$0.80 per Agents’ Warrant Share until August 10, 2009. On September 7, 2007, the over-allotment option granted to the agents in connection with the Company’s public offering of units (the “Offering”), was exercised in respect of 216,394 common shares (“Additional Shares”) at a price of CAD$0.62 per Additional Share and 323,947 warrants (“Additional Warrants”) at a price of CAD$0.06 per Additional Warrant, resulting in additional gross proceeds of CAD$153,601. Each whole Warrant will be exercisable at CAD$0.80 until August 10, 2009. The partial exercise of the over-allotment options brings the aggregate gross proceeds to the Company under the Offering to CAD$25,153,601. The net proceeds from the Offering are being used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.
(9)	In May 2009 the Company completed a non-brokered private placement of 16,216,216 shares at a price of US$0.1850 per share, for gross proceeds of $3,000,000 and net proceeds of US$2,845,264. Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.
(10)	In March 2010, the Company obtained private placement funding of CAD$12,750,000. The net funds will be used in the establishment of a processing plant at Phuoc Son. The financing is in the form of nine percent subordinated unsecured convertible promissory notes which mature on March 26, 2014.
(11)	In June 2010 the Company obtained private placement funding of US$21,960,000. The net proceeds will be used for the construction of a processing facility at the Company’s Phuoc Son and Bong Mieu Mines in Vietnam and for general exploration and corporate purposes. The financing is in the form of gold delivery notes which mature on May 31, 2013 and bear interest at a rate of eight percent.
The Company does not have an agent in the United States.
Capital Expenditures
The table below shows the historical capital balances, in United States dollars:

Capital Assets, Mineral Properties and Deferred
As at December 31	Exploration and Development Costs
2000	$7,535,463
2001	$7,058,678
2002	$4,957,736
2003	$6,759,545
2004	$15,468,222
2005	$25,387,978
2006	$30,148,598
2007	$43,132,402
2008	$44,562,894
2009	$41,683,143
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
4A.1. General
General
Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) is an international mining exploration and development company focused on the mineral potential of Vietnam and the Southeast Asia. Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies, New Vietnam Mining Corporation and Bong Mieu Gold Mining Corporation, and maintains an office in Danang in central Vietnam. In January 2010 the Company acquired by merger with Zedex Minerals Limited, North Borneo Gold Sdn Bhd which operates the Bau Gold Project near Kuching in East Malaysia, Binh Dinh New Zealand Gold Company which operates the Thien Tuan Gold Project near Qui Nhon in Central Vietnam and GR Enmore Pty Ltd, which operates a Gold Project in New South Wales Australia.
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
The Ho Gan plant at the Bong Mieu gold property was commissioned in April 2006 and commercial production started in the fourth quarter of 2006. The Company poured its first 3.6 kg doré bar on February 15, 2006. To December 31, 2009 the plant had produced 50,000 ounces of gold. Plant output has steadily improved with recent modifications enabling output of up to 3,300 ounces per month.
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
The Phuoc Son Gold property is located in central Vietnam, 74 kilometres from the Bong Mieu Gold property. The property hosts over 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property. Phuoc Son Gold Mining Company has been granted a Mining Licence by the Government of Vietnam to mine and develop its Dak Sa Deposits (North and South Deposits). The Mining Licence was the last major permit required prior to proceeding with development and production. All major environmental approvals have been received. Exploration work to date has defined the “productive” Dak Sa zone, which contains the two deposits, North and South Deposits, over a minimum length of approximately five kilometres. Evaluation of the large Phuoc Son land package continues to reinforce the potential of the overall property to host new deposits which could be mined in conjunction with the anticipated Dak Sa operation or have potential to be stand alone deposits. The Phuoc Son mine was put into commercial production effective October 1, 2009.
The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly prospective ground within the historic Bau Goldfield in Sarawak, East Malaysia. The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.
The Tien Thuan Gold Project in Central Vietnam covers about 100 km2 of hilly terrain, encompassing numerous hard rock and alluvial gold occurrences within and peripheral to a large, multiphase intrusive complex of predominantly granitic composition. Quartz veins extend over 15 km of strike. Two discrete intrusive featuring vein and disseminated molybdenum mineralization have been discovered. Geological mapping has revealed outcropping features that are broadly consistent with economically productive circum-pacific porphyry (copper-molybdenum-gold-silver) deposits. Exploration is in progress.
The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licences covering 290km2 and is earning an 80 percent interest in two exploration licences covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine. Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including: Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects. Further work is planned before a review report is presented to the Company’s directors.
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
1.	The amount of mineralization which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

2.	The expected mining dilution;

3.	The expected recovery rates in processing;

4.	The cost of mining the deposit;

5.	The cost of processing the ore to separate the gold from the host rocks, including refining the precious or base metals;

6.	The costs to construct, maintain, and operate mining and processing activities;

7.	Other costs associated with operations including permit and reclamation costs upon cessation of operations;

8.	The costs of capital;

9.	The costs involved in acquiring and maintaining the property; and

10.	The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001-2009 ranged from a low of $271 in 2001, to a high of $1,212.50 in 2009. At June 30 , 2010, the price of gold was $1,244 per ounce[1].
     Our analysis will rely upon the estimates and plans of geologists mining engineers, metallurgists and others.

[1]	Based upon the Average Spot Price of Gold, London PM fix.

     If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:
•	seeking to sell the deposit or the Company to third parties;

•	entering into a joint venture with larger mining company to mine the deposit; or

•	placing the property into production ourselves.
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
REGULATION OF MINING INDUSTRY AND FOREIGN INVESTMENT IN MALAYSIA
The two main legal instruments that govern activities relating to minerals are the Mineral Development Act, 1994 and the State Mineral Enactment. The Mineral Development Act came into force in August 1998, while the State Mineral Enactment is currently at various stages of being adopted by the respective State Governments.
The Mineral Development Act 525 of 1994 defines the powers of the Federal Government for inspection and regulation of mineral exploration and mining and other related issues. The State Mineral Enactment provides the States with the powers and rights to issue mineral prospecting and exploration licenses and mining leases and other related matters. The Governor of the state of Sarawak, in which the Bau Project is located, has statutory rights to forfeit or cancel the mining tenements if there is a breach of, or default in the observance of any of the covenants or conditions attached to the relevant Mining Tenement.
Parties may apply for a General Prospecting License (GPL) for an initial term of 2 years (with renewal options), or an Exclusive Prospecting License (EPL) for an initial term of 4 years (with one renewal period for a further 4 years). Mining operations require either a Mining Certificate or a Mining License, both of which have a maximum term of 21 years. A Mining Certificate allows mining in unalienated land with the permission of the owner and requires negotiation of compensation and royalty.
Malaysia has been a member of the World Trade Organisation (“WTO”) since 1 January 1995 and has made various commitments pursuant to the General Agreement on Trade in Services (“GATS”) including setting out the transactions relating to investment in Malaysia which would require approval. Since Malaysia is a member of of the WTO, foreign companies under the terms of the WTO membership are expected to be treated on an equal basis as Malaysian Companies.

No restrictions are imposed on foreign companies investing in Malaysia with regard to repatriation of capital, interest, profits and dividends. No royalties are payable to the Federal Government.
4C. Organizational Structure
4D. Property, Plant and Equipment
General
The Company is devoting most of its resources to the exploration and development of two gold mining properties in Vietnam — the Phuoc Son Property and the Bong Mieu Property. The recent addition subsequent to year end of a third Vietnam property and a Malaysia property following the amalgamation with Zedex Minerals Ltd has diversified the Company property portfolio and reduced sovereign risk.
The Bong Mieu Property, of which the Company owns an 80% interest, commenced production activities in the fourth quarter of 2006 and, through to December 31, 2009, has produced 34,207 ounces of gold. The Company is currently undergoing modifications to the plant in order to improve recoveries and is conducting exploration activities in order to increase the known reserves on the property.
The Company’s other major property is the Phuoc Sun Property, in which it owns an 85% interest. This property is located in the western highlands of Quang Nam Province, in central Vietnam, some eight kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres southwest of the costal city of Da Nang, the fourth largest city in Vietnam. The Company is currently conducting exploration activities directed at obtaining additional information on the ore body on this property and estimates it will require approximately $52 million in order to complete plant construction and conduct additional exploration activities to increase the known mineralization on the property. In March 2009 the Company began transporting gold ore from this property to its processing facility at the Bong Mieu mine.
In addition to its interests in Vietnam, the Company has an interest in a property in the Philippines but because of difficulties it has encountered in negotiating a joint venture agreement, has no immediate plans to explore the property, and has written off its $865,779 investment in the property.
In order to acquire, explore and develop its property interests in Vietnam, the Company was required to acquire licenses from the Vietnamese government. Reference is made to paragraph 4.A for a discussion of the regulation of mining activities in Vietnam. Following is a schedule of the Investment and Mining Licenses the Company, through its subsidiaries or affiliated companies, holds:
Schedule of Investment Licenses

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE

1. Bong Mieu	BOGOMIN	Certificate No 331022000008	30 Sq Km	Granted	5/3/90	25 years	5/3/2015

2. Phuoc Son	PSGC	IL 2355/GP	70 Sq Km	Granted	8/7/2008	25 years	20/10/2033
Schedule of Mining Licenses

EXPIRY
PROJECT	MINE	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	DATE

1. Bong Mieu	Ho Gan (VN220)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017

Bong Mieu	Nui Kem (VN230)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017

Bong Mieu	Ho Ray	BOGOMIN	Proposed new MLA	Not yet defined	Proposed	—	—	—

2. Phuoc Son	Dak Sa Bai Dat	PSGC	ML116/GP-BTNMT	1.00 Ha	Granted	23/1/2006	5.5 years	31/7/2011

Phuoc Son	Dak Sa Bai Go	PSGC	ML116/GP-BTNMT	0.52 Ha	Granted	23/1/2006	5.5 years	31/7/2011
Schedule of Exploration Licenses

Phuoc Son	PSGC	EL 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010

Phuoc Son	PSGC	EL 67/GP-BTNMT	28 Sq Km	Grant Pending	10/01/2010	2 years	10/01/2012

Bong Mieu	BOGOMIN	EL 2125/GP- BTNMT	30 Sq Km	Granted	24/10/2008	2 years	24/10/2010
Schedule of Certificates

COMPANY	TYPE OF CERTIFICATE	DATE GRANTED	TERM	EXPIRY DATE

Bong Mieu Gold Mining Company	Gold export certificate	Dec 31, 2009	1 year	Dec 31, 2010
Phuoc Son Gold Mining Company	Gold export certificate	Dec 31, 2009	1 year	Dec 31, 2010
Bong Mieu Gold Mining Company	Land Use Certificate	Oct 9, 1993	25 years	Sep 2017
Schedule of Exploration Tenements (Applications)

PROJECT	E.L. REG. #	REG. HOLDER

1. Phuoc Son	67/GP-BTNMT	PSGMC
2. Bong Mieu	2125/GP BTNMT	BOGOMIN
3. Capcapo	MPSA#141, EXPA#085	AMIC
4. Khau Pum	—	OPVL
5. Phuoc Thanh	—	PSGC
6. Sanakham	MEAPA	OYM
Global Resource Estimates
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
MEASURED AND INDICATED MINERAL RESOURCES
This section and section 4D.1 describing the Phuoc Son Gold Property and section 4D.2 describing the Bong Mieu Gold Property use the term “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.
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
The Company’s Global Reserves and Resources are summarized in the table below at December 31, 2009.

Reserves		2008			2009
Property	Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Gold Property(1)	Proven	0	—	0	—	—	—
	Probable	289,000	2.90	26,900	254,627	2.72	22,236
	Total P&P	289,000	2.90	26,900	254,627	2.72	22,236

Phuoc Son Gold Property(2)	Proven	235,650	8.72	66,070	205,053	6.53	43,031
	Probable	694,740	7.48	167,080	675,316	7.21	156,591
	Total P&P	930,390	7.79	233,150	880,369	7.05	199,622

Resources		2008			2009
Property	Resource Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Bong Mieu Gold Property(3)	Measured	1,071,900	2.13	73,400	973,660	2.02	63,080
	Indicated	2,511,600	1.75	141,310	2,257,640	1.66	120,545
	Total M&I	3,800,200	2.13	260,010	3,231,300	1.77	183,624
	Inferred	4,739,800	1.40	213,340	4,729,320	1.40	212,930
Bong Mieu Ancillary Metal Credits(7)	Measured			32,340			24,647
	Indicated			52,380			39,915
	Total M&I Credits			84,720			64,562
	Inferred credits			85,390			65,110
Bong Mieu (Historic Nui Kem u/g) (3.3)	Measured	24,200	5.00	3,890	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890	192,700	6.60	40,890
	Total (M + I)	216,900	6.42	44,780	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792	1,220,000	8.00	313,792
Phuoc Son Gold Property(4)	Measured	163,320	12.76	67,000	132,964	10.28	43,933
	Indicated	546,350	10.16	178,470	527,571	9.92	168,204
	Total M&I	709,670	10.76	245,470	660,535	9.99	212,137
	Inferred	1,884,200	6.63	401,640	1,878,685	6.63	399,017

Tien Thuan Gold Property(5)	Project at initial exploration stage, no resource estimate conducted at date of publication

Bau Gold Property(6)	Resource in the process of being converted from JORC to NI 43-101 - results not available at date of publication

Global Totals:	2008	2009
Total Proven & Probable Reserves Contained Ounces	260,050	221,858
Total Measured & Indicated Resource Contained Ounces	505,480	395,761
Total Inferred Resource Contained Ounces	614,980	611,946
Total Measured & Indicated Ancillary Metal Credit Contained Ounces	84,720	64,562
Total Inferred Ancillary Metal Credit Contained Ounces	85,390	65,110
Total Historic Measured + Indicated Resource Contained Ounces	44,780	44,780
Total Historic Inferred Resource Contained Ounces	313,792	313,792

*	Measured and Indicated Resource Estimates Includes Proven and Probable Reserves

(1)	Bong Mieu reserves were estimated by Olympus in accordance with Canadian National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. Copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and 2009 reserve impairments are as noted below:

1.1 Ho Gan Deposit -Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.

No new reserves were developed during 2009. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during 2009 from the official reserve remaining at YE 2008. The tonnage mined during 2009 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).

1.2 Ho Ray-Thac Trang Deposit — No reserves have yet been estimated.

1.3 Nui Kem Deposit — No reserves have yet been estimated.

(2)	Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with Canadian National Instrument NI 43-101 and the Council of the Canadian Institute of Mining,

Metallurgy and Petroleum definitions & standards. This estimate was independently audited by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in March 2008. This TCM/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam"(March 2008), is within Company filings at www.sedar.com. Deposit notes and 2009 reserve impairments are as noted below:

2.1 Bai Dat Sector

During 2009, ore was mined from Bai Dat, but no new (NI 43-101 status) reserves were developed. The 2009 reserve was therefore determined by deducting the ore mined during 2009 from the 2008 YE reserve. The ore mined during 2009 was determined by underground survey reconciled with the official milled tonnage (by weightometer). The 2008 reserve employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.

2.2 Bai Go Sector

During 2009, no mining was conducted and no new (NI 43-101 status) reserves were developed. Accordingly, the 2009 reserve remains the same as the YE 2008 reserve (at a lower grade-cutoff of 3.00 g/t Au and an upper cut of 80.00 g/t Au).

(3)	Bong Mieu resources were first estimated by Olympus (in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards) and independently audited/updated by Watts Griffis and McOuat (WGM) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”), in September 2004, by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in March 2009. Copies of these reports can be found within Company filings at www.sedar.com. Deposit notes and 2009 resource impairments are as noted below:

3.1 Bong Mieu Central (Ho Gan) Deposit

During 2009, no new (NI43-101 status) resources were developed. The 2009 resource was therefore determined by deducting the ore mined during 2009 (refer above) from the 2008 YE resource .

3.2 Bong Mieu East (Ho Ray-Thac Trang) Deposit

During 2009, no new (NI43-101 status) resources were developed. The 2009 estimate therefore remains the same as at YE 2008. The 2008 estimate incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI43-101 and CIMM standard estimates/audits, as independently reviewed by TMC/SA in March 2009 (refer above).

3.3 Bong Mieu South (Nui Kem) Deposit (Historic Resource)

The most recent independent estimate of the Nui Kem underground resource was by Continental Resource Management Pty Ltd (CRM) in 1993, in accordance with JORC (1989) standards. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and again in 2007 by TMC/SA (refer above).

Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as a historical resource.

During 2009, Olympus produced a total of 41,316 tonnes of ore grading 5.94 g/t Au from stoping and underground exploration developments. Although depth considerations effectively preclude exploratory drilling from surface, it is anticipated that underground drilling and exploratory headings will generate sufficient data to enable a NI 43-101 compliant estimate to be prepared at some time in the future. The CRM 1993 resource is not considered to be a “current” resource and should not be relied upon pending re-estimation to current NI43-101 standards.

(4)	The Phuoc Son resources were first independently reviewed by Watts, Graffis and McOuat Limited. Copy of their report entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Provience, Vietnam”, dated January 30, 2004, can be found in the Company’s filings at www.sedar.com. Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently reviewed by TCM/SA in a technical report entitled “Technical Report on the Phuoc Son Project in

Quang Nam Province, Vietnam”, dated March 2008, copy of which can be found in the Company’s filings at www.sedar.com. Deposit notes and 2009 resource impairments are as noted below:

4.1 Dak Sa South (Bat Dat) Deposit

During 2009 ore was mined from Bai Dat, but no additional (NI43-101 status) resources were defined. Accordingly, the YE 2009 resource estimate (which includes mining reserves) was determined by impairing the 2008 resource by 2009 mining depletion (refer above). The 2008 estimate employed lower and upper grade cutoffs of 3.00 g/t Au and 100.00 g/t Au respectively.

4.2 Dak Sa North (Bai Go) Deposit

During 2009, no mining was conducted and no additional (NI43-101 status) resources were defined. The 2009 YE resource estimate (which includes mining reserves) accordingly remains as at YE 2008. The 2008 estimate employed lower and upper grade cutoffs of 3.00 g/t Au and 80.00 g/t Au respectively.

(5)	No Tien Thuan resource is disclosed in 2009 because an estimate (to NI43-101 standard) is yet to be conducted. A historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither JORC nor NI43-101 compliant. It is contemplated that drilling by Olympus during 2010 may enable an NI43-101 standard estimate by year end 2010.

(6)	The 2009 estimate of Bau resources is not disclosed because the estimate to NI43-101 standard is still in progress. The Bau mineral property was acquired from Zedex Minerals Ltd in January 2010. At that time, the property was attributed with a resource that had been estimated to Australian (JORC) standards by consultants to Zedex Minerals Ltd. Olympus is presently having those resources independently verified and converted to the equivalent Canadian standards pursuant to NI43-101 and CIMM guidelines by independent consultants Terra Mining Consultants and Stevens Associates of New Zealand. This work is presently ongoing. When complete, the new resource estimate will be separately announced and the related technical report will be included within the company filings on www.sedar.com.

(7)	The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$200/MTU ($210 in 2008) and gold value of US$1100/oz ($880 in 2008) . Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the 2009 estimate because they are of insignificant value or are uneconomic to recover.

(8)	The mineral reserve and mineral resource estimates contained in the above table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Although generally the NI 43-101 standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. The diluted reserve estimates were first prepared by Olympus Staff in January 2008 and validated by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in March 2008. These estimates were both prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. The reserve estimates are based on a 3 g/t Au stope cut-off, practical stope and ore development layout and the application of appropriate dilution factors.

(9)	Commodity prices used over the last three years (in USD) were as follows:

Commodity	2007 Price	2008 Price	2009 Price
Gold	US$700/oz	US$880/oz	US$1,120/oz
Tungsten	US$250/MTU	US$210/MTU	US$150/MTU

The 2008 - 2014 gold metal price forecasts used were those of Macquarie Bank (consistent with near term trailing gold price averages and the January 2008 Reuters poll), as follows:

YEAR	GOLD PRICE (US$)
2008	960
2009	1050
2010	1000
2011	900
2012	800
2013	750
2014	750
2015	750

(10)	The Company currently operates three mines (Bong Mieu Central, Bong Mieu Underground and Phuoc Son), company ownership of which is 80% at Bong Mieu and 85% at Phuoc Son. The quantities disclosed relate to the whole mines.

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
On August 28, 2008 the Company received approval from the Vietnamese authorities to conduct a trial test of the toll treatment of Phuoc Son ore at its Bong Mieu plant. The Company commenced sourcing high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation in August 2008. The trial treatment operation was carried out over three months. Based upon the results of this test, the Company applied to the Vietnamese authorities for a permanent trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant, and a temporary permit was granted in February 2009.
In Mid September 2009 the Company was granted a trucking permit to truck ore from Phuoc Son to the Bong Mieu plant until December 2010.

The company placed the Phuoc Son mine into commercial production effective October 1, 2009.
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
On January 23, 2006, a Mining License application was granted over the South and North deposits. The Mining License allows the Phuoc Son Gold Company Ltd. within a 5.5 year period from date of grant to construct the mine and perform mining activities. The Company is in the process of obtaining the construction license and the import license for mining equipment for the Phuoc Son Gold property. In January 2008, PSGC obtained a new exploration license with a term of two years which will allow exploration activities in the specified areas. Under the Vietnamese law, an exploration license is required to get a newer amended mining license. Refer to risks outlined under Item 3D.
On December 31, 2008, Phuoc Son Gold Company obtained the renewed annual gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore, which expired on December 31, 2009. A renewed annual gold certificate expiring 31 December 2010 was obtained on 31 December, 2009.

Figure 1 shows the location of the property.
Figure 2 shows the location of these deposits and the principal facilities on the property.

LAOS
THUA THIEN - HUE
HAI VAN PASS
SON TRA
HOA VANG
DA NANG
EASTERN SEA
HOA VANG
TRAO
DIEN BAN
HOI AN
AI NGHIA
DAI LOC
HIEN
DUY XUYEN
THANH MY
HA LAM
DONG PHU
THANG BINH
NAM GIANG
QUE SON
TAN AN
TAM KY
HIEP DUC
TIEN KY
TIEN PHUOC
KHAM DUC
BONG MIEU
TRA MY
PHUOC SON
TRA MY
QUANG NGAI
KON TUM
CHINA
HANOI
Hai Phong
VIENTIANE
LAOS
Hue
Da Nang
THAILAND
CAMBODIA
Nha Trang
PHNOMPENH
Ho Chi Minh City
EASTERN SEA
LEGEND
Capital
City
Town
District center
DIEN BAN District
National boundary
Provincial boundary
District boundary
National road
Provincial road
Railway
(IV) NVM Corp 1955/QD-DCKS Exploration licence
(V) NVM Corp 1953/QD-DCKS Exploration licence
0 5 25
Kilometres
N

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
Since Olympus became directly involved in Phuoc Son in 1998 there have been several stages of exploration (carried out through and by NVMC). Selected portions of the property, including some safely-accessible artisanal underground workings, have been subjected to geological mapping, bedrock, float and channel sampling, soil geochemical surveying, magnetic surveying, self-potential geophysics and diamond drilling. The exploration stages are described as follows:
•	Stage 1 (October 1998 — March 1999): reconnaissance surveying of the then 100 square kilometres license area, identification of the three major mineralized shear structures, and commencement of detailed exploration over the first of these structures (the Dak Sa shear zone);

•	Stage 2 (April 1999 — December 1999): continuation of detailed exploration over the southern end of the Dak Sa shear zone (including mapping/sampling and diamond drilling six holes at Bai Dat) and follow-up exploration at other sites (particularly at K7) within the balance of the license area;

•	Stage 3 (January 2000 to June 2000): grid soil sampling in the Dak Sa & K7 shear zones, rock sampling, geological mapping, pan concentrate survey, diamond drilling of 29 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go, within the Dak Sa shear zone;

•	Stage 4 (July 2000 to December 2000): detailed geological mapping, nine square kilometres soil survey north of Bai Go, rock geochemistry, petrology and diamond drilling of 17 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go;

•	Stage 5 (January 2001—December, 2001): continuation of drilling with 31 additional holes at the Bai Go, Bai Gio and Bo prospects, as well as geological mapping, rock and soil geochemistry, pitting, surface and underground channel sampling, petrology, and gridding at other prospects including K7, Hoa Son, Tra Lon, Suoi Cay, Vang Nhe, Khe Rin, Khe Do and Khe Cop;

•	Stage 6 (January 2002 to December, 2002): scout drilling at the Khe Rin, North Khe Do, Khe Do, Bai Buom, Tra Long and K7 prospects (32 drillholes), as well as pitting at Nui Vang, geological mapping/sampling, soil geochemistry, ground magnetometer surveying at Khe Rin-Khe Do and Bai Buom, reconnaissance mapping elsewhere, including Vang Nhe, Tra Long, K7 and Hoa Son; commencement of mine scoping studies at Dak Sa; and

•	Stage 7 (January 2003 to December 31, 2003): in-fill, step-out and geotechnical diamond drilling at Bai Dat, Bai Go, Bai Chuoi and Bai Cu (27 holes); preparation of mineral resource estimates for the Bai Dat and Bai Go deposits; continuation of the scoping studies. A diamond drilling program was completed at Bai Chuoi sector (between the Bai Dat and Bai Go deposits) and soil geochemical surveys were being conducted elsewhere on the property.
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

Resource estimates were completed to update the South Deposit ore body, incorporating the results of the in-fill drill program. The results of exploration were favorable in 2005, especially in the Dak Sa area, resulting in further exploration work in 2006. During the year ended December 31, 2005, other capital expenditures of $1,805,607 were incurred for the Phuoc Son Gold Property.
2006 Work
As of December 31, 2006, the Company had completed 63 drill holes totalling approximately 11,330 metres, mainly focusing on the: North (Bai Go) Deposit, South (Bai Dat) Deposit, and other exploration holes on assorted priority targets in the Dak Sa area. These ongoing exploration activities resulted in additional positive drill results at Phuoc Son. Over the course of 2006, the North Deposit was significantly enlarged and now extends in excess of 900 metres in a north-south orientation. The drilling also confirmed that the deposit remains open for further expansion. In April 2006 resource estimates were updated internally by qualified persons using the original resource estimates audited by an independent engineering firm, as a base document. The April 2006 update was on the North Deposit ore body, incorporating the results of drilling to March 31, 2006. An in-house technical report was completed with respect to the North and South Deposits. An engineering firm was selected to complete an independent review of this technical report that would result in an issuance of a Form 43-101 Compliant Independent Technical Report. During the year ended December 31, 2006, other capital expenditures of $2,458,242 were incurred for the Phuoc Son Gold Property.
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
For the year ended December 31, 2007, the drilling program at Phuoc Son completed 11,170 meters in 37 drill holes. During the year ended December 31, 2007, other capital expenditures of $5,064,000 were incurred for Phuoc Son Gold Company.
2008 Work During 2008, the Company completed 22 drill holes totalling approximately 8,558 meters.
Exploration work has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.
During the fourth quarter of 2008 work was undertaken to re-evaluate the Reserves and Resources in the Phuoc Son property following drilling programs completed earlier in the year. The Proven and Provable Reserve Estimates [“P&P”], based on drilling up to 31 December 2008, stands at 930,390 tonnes at an average grade of 7.79 g/t for 233,150 ounces of gold. Measured and Indicated [“M & I”] resources, based on drilling up to December 2008, stands at 709,670 tonnes at an average grade of 10.76 g/t for 245,470 ounces of gold. The M & I total is comprised of Measured resources of 163,320 tonnes, grading 12.76g/t and Indicated resources of 546,350 tonnes, grading 10.16g/t. Additional resources of 401,640 ounces of gold are contained within the Inferred category (1,884,200 tonnes at 6.63 g/t). Refer to 4.D. above for details.

During the year ended 31 December, 2008, other capital expenditures of $4,630,344 were incurred for the Phuoc Son Gold Company.
2009 Work
During 2009, no exploration drilling was completed at the Dak Sa deposit. Work continued to re-evaluate the Reserves and Resources in the Phouc Son property following drilling programs completed in 2008.
During the year ended 31 December, 2009, Phuoc Son Gold Company spent $323,170 on property, plant and equipment acquisitions and $2,416,768 on other capital expenditures.
The Company placed the Phuoc Son mine into commercial production effective October 1, 2009.
(d) Mineral Occurrences
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
North Deposit (Bai Go)
The North Deposit is some 1000 metres north of the South Deposit on the Dak Sa zone. Overall, the North Deposit quartz vein system has widths of up to 32 metres. The Au-Ag-Pb-Zn mineralization is primarily fracture controlled in quartz. Drilling has delineated a central high-grade zone. The 2006 drilling at the North Deposit has Reported results nearly extending the strike length of the North Deposit to over 900 metres and confirming that the deposit mineralization remains undefined further to the north and south. Ongoing drilling in 2007 will focus on continuing to enlarge the deposit as well as bringing the currently outlined exploration extensions to mineral resource status.
Other Phuoc Son Property Showings
The Phuoc Son property hosts approximately 23 other occurrences and further exploration is required to evaluate the economic viability. Four of these occurrences are located in the Dak Sa area and have significant exploration potential that could result in development.
(f)	Resource Estimates
Refer to 4(D) Global Resource table for detail of mineral resource and ore reserves for the Phuoc Son Property.

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
The carrying value of the mineral property and rights and deferred development costs related to the Bong Mieu Property, is approximately $2.6 million and $11 million respectively, as at December 31, 2009, and the carrying value of the property, plant, equipment and infrastructure for the Bong Mieu property is approximately $6.6 million. Current ore throughput at the Bong Mieu Plant is approximately 450 tons per day. Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.
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
On December 31, 2008, Bong Mieu Gold Mining Company obtained the renewed annual gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore, which expired on December 31, 2009. A renewed annual gold certificate expiring 31 December 2010 was obtained on 31 December, 2009.The Bong Mieu exploration license was granted on December 15, 2008. The Company had previously been engaging in exploration activities under the investment license. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses. The Exploration license term is two years.

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
(e)	History of Exploration on Bong Mieu Gold Property
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
As at December 31, 2003, accumulated deferred exploration costs were CAD$517,079 and mineral properties was CAD$3,944,000 for the Bong Mieu Gold Property.
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
During the year ended December 31, 2004, other capital expenditures of CAD$2,847,014 were incurred for the Bong Mieu Gold Property.
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
During the year ended December 31, 2005, CAD$5,577,384 was spent on capital assets and CAD$2,794,000 was spent on other capital expenditures for the Bong Mieu Gold Property.
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
During the year ended December 31, 2006, other capital expenditures of CAD$3,147,855 were incurred for the Bong Mieu Gold Property.
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
During the year ended December 31, 2007, other capital expenditures of CAD$1,870,000 were incurred for the Bong Mieu Gold Property.
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
During the year ended December 31, 2008, other capital expenditures of CAD$4,183,755 were incurred for the Bong Mieu Gold Property.
2009 Work
Mining and processing of ore from the Bong Mieu Central pit (VN220) was cut back in 2009 to allow more of the high grade Phuoc Son ore to be processed in the plant. Quantities were increased in the first and third quarters while trucking of Phuoc Son ore was not possible.
Development activities for the 2009 year comprise 333m of level drives and 194m of raises.
The supplement to Ho Gan Environmental Impact Assessment to include Nui Kem underground was replaced with Nui Kem Environmental Impact Assessment Report submitted to Department of Natural Resources on December 10, 2009. Formal inspection occurred early in the first quarter of 2010. All Environmental Impact Assessment amendments and requirements, as advised by the Department of Natural Resources, have been complied with and notice of formal approval is now awaited.
The Bong Mieu Underground project (VN230) was placed into commercial production on April 1, 2009.
During the year ended December 31, 2009, Bong Mieu Gold mining Company spent $1,088,427 on property, plant and equipment acquisitions and $1,906,778 on other capital expenditures.

(f)	Main mineral occurrences
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
(g)	Resource and Reserve Estimates
Refer to 4(D) Global Resource table for detail of mineral resource and ore reserves for the Bong Mieu Property.
4D.3 Capcapo Property, The Philippines
The property is located north of the prolific Baguio-Mankayan Gold District. The project area has all the similar epithermal—porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored. Olympus’ partner on the property is Abra Mining and Industrial Corporation (“AMIC”). AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a local partnership in the Philippines.
On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement (the “Property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property. At June 30, 2010, the joint venture terms were not finalized due to ongoing negotiations with the partners.
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
(a) Property Description and Location
The Capcapo property is located in Abra Province approximately 85 kilometers north of the Baguio — Mankayan gold district which is estimated to have past production & current reserves/resources in excess of 60 million ounces gold.

Figure 1 Regional Setting
Figure 2 Local Setting

(b) Accessibility, Climate, Local Resources, and Infrastructure
The properties are accessible by road; some 36 km (Patok) and 45 km (Capcapo) southeast from Bangued, the provincial capital. Bangued is 409 road kilometres north of Manila. The Capcapo prospect is traversed by the main Abra-Kalinga road, however access is restricted to foot throughout most of the areas on both the Patok and Capcapo tenements. Old mine and drill access tracks are present, however these are generally heavily eroded. These could provide excellent vehicular access once they are rehabilitated.
The climate is tropical, with marked wet and dry seasons and seasonal exposure to typhoons.
The Capcapo project is in a rural setting, with only local village resources. Reticulated electricity is available and houses are available for rent.
(c) Geology and Main Mineral Occurrences
The geologic setting and observed mineralization within the Olympus — AMIC tenements exhibits similarities to the Baguio — Mankayan gold district along trend to the south. Included in the tenements is the Capcapo deposit, the Patok epithermal Au-Ag deposit and numerous other gold-copper showings which have received little or no exploration work to date. The district deposits include world class porphyry and epithermal gold — copper deposits such as Philex, Benguet, Enargite, Far Southeast (163MT at 0.81% Cu & 1.76 g/t Au) and the Victoria (~11Mt at 7.3 g/t Au).
(d) History of Exploration on Capcapo Gold Property
In the mid-1980’s, Gold Fields Asia Ltd based in Australia, completed trenching and 8 short holes in the Capcapo deposit area. Since drill core from this previous drilling was not available, Olympus, as part of it’s final due diligence, has re-drilled 3 of the previous holes (OYM holes 07-9 to 07-11). Surface trench results yielded an average grade of 4.54 g/t gold over 9,150 m2 area using a 0.5 g/t cut-off. Individual trench assays ranged up to 110 g/t gold. Olympus trench sampling has confirmed the previous assay values. OYM trench A assayed 6.8 g/t Au over 20 meters. Results from due diligence holes 07-9 to 07-11 have returned extensive gold — copper mineralization. Step-out drilling (holes 07-12 onwards) has extended the mineralized zone.
Total cumulative spending on this project as at December 31, 2008 was $865,779 which was capitalized to deferred exploration. At December 31, 2008 the full $865,779 of capitalized deferred exploration expenditure had been written off. Management considers this is a prudent measure given the political unrest in the Philippines and the economic uncertainty of world markets at present. No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture Agreement are resolved. Discussions during the first half of 2010, however, suggest that an accord may shortly be reached.
(e)	Resource and Reserve Estimates
There is no known commercially minable mineral deposit on the property.
4D.4 Bau Gold Project, East Malaysia
The Bau Gold Project comprises consolidated Mining and Exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. Operating since 1864, this goldfield has estimated historic gold production of more than 3 million oz. gold and recorded production of 1.5 million oz. of gold. Regional analogy with goldfields across the border in Kalimantan suggests significantly greater remaining potential.

As a result of the amalgamation with Zedex, the Company has a 50.05% controlling interest in and is the operator of the Bau Gold Project. The Company is in a joint venture agreement with a local Malaysian company. Under terms of the JV Agreement, Zedex paid the JV partner US$750,000, with a further US$250,000 becoming payable upon the JV partner fulfilling certain contractual obligations. A further $1M will become payable to the JV partner after the first full year of profitable gold production from one deposit (Jugan), which has been the subject of two previous mining feasibility studies. Pursuant to the JV, Olympus may earn majority interest by funding exploration up to “Decision to Develop”. The Company is responsible for financing 100% of project development and all exploration, development and capital is treated as loan funds, which are recoverable from future production profits.
(a) Property Description and Location
The project area is centered on the township of Bau, about 22 miles West South West from the port city of Kuching. Kuching is the state capital (population +300,000) and has an international airport and two deep water ports. The project area is serviced by a network of sealed roads.
Figure 1: Bau Gold Property
(b) Accessibility, Climate, Local Resources, and Infrastructure

The area is of tropical climate; with annual rainfall in the order of 4000 mm. The highest rainfall months are between December and January, but with significant rainfall events possible all year round.
The morphology of the Bau area is striking. Tropical karst limestone blocks rise up to 350 m above peripheral lowland plain of 100 m to 150 m elevation.
Much of the area is covered by milled modified tropical rain forests, with sporadic Kampong style residential developments.
The Bau Project features excellent infrastructure, comprising regular and reliable international air services to Kuching from Kuala Lumpur, Singapore and Indonesia. There are two ports with good dock and storage facilities and main sealed trunk roads from Kuching for delivery of supplies, heavy plant and equipment to the plant site. There is excellent labor and engineering support services. Accessibility is easy with the exploration base being less than 20 minutes drive to the extremities of the project area. Roads within the project area connect all of the important gold mines. The area is serviced with power and water.
(c) Geology
Analysis of historical technical data and reprocessing of geophysical datasets coupled with detailed field work to date has revealed the existence of various mineralization styles and setting, each with the individual potential to host a multi-million ounce gold resource. Four relatively un-explored, large-scale mineralization styles are present, as follows:
Intrusive porphyry-gold and adjacent skarn deposits: Historic drillhole information and diagnostic surface exposures are indicative of significant mineralization, largely overlooked by previous workers.
Sediment hosted gold deposits (Carlin Style): The depth and lateral extent of a number of known near-surface deposits have not previously been tested.
Tectonic breccia hosted gold deposits: As evidenced by the Tai Parit mine, which closed in 1996, these structurally-controlled deposits are of elevated grade (> 9g/t Au) and of relatively non-refractory metallurgical character.
Epithermal quartz-carbonate vein deposits: Key exposures of low-sulphidation epithermal mineralization systems that lie within previously unexplored parts of the Goldfield.
(d) History of Exploration on Bau Gold Property
Historically, Bau Goldfield is considered one of the more important goldfields in South East Asia. Operating since 1864, this goldfield has recorded 1.5M oz of gold production. The total historic goldfield production is estimated to be more than 3.0 M oz of gold. During the early gold rush era (1850’s to 1890’s), more than 50 mines were scattered over an area of approx. 250 km2 were operated by Chinese miners; not only gold, but also antimony, mercury and native arsenic. The Borneo Company Ltd. introduced one of the world’s first commercial cyanide process in 1898 and successfully operated this until they ceased operations 1921, by which time they had produced 983,225 ounces of gold, including 438,000 oz from the Tai Parit Mine. From 1921 to the early 1980’s, many small mines were operated by local Chinese mining syndicates (“Kongsi”) until the early 1980’s when Bukit Young Goldmines SDN BHD (BYG) initially started re-treating tailings and later resumed open-pit mining, most notably at Taiton, BYG and Tai Parit Mines, producing close to a further 1.0 M oz of gold.
The Taiton and BYG mine sites currently remain part of the Bau JV, but the Tai Parit open-pit has since been flooded and returned to the local government as a scenic reserve. The remains of several process plants (including a CIP plant) remain on-site in various stages of dilapidation. An engineering evaluation is required to determine what may be salvageable for future use.

Exploration to date has evaluated: (a) jasperoid mineralization in the Krian Sector, (b) epithermal veining, crackle breccia and skarn mineralization in the Juala West Sector, (c) quartz-calcite veining in the Taiton Sector, (d) carbonate replacement mineralization in the Say Seng Sector, (e) fault breccia mineralization in Bekajang Sector and porphyry-gold mineralization in the Sirenggok Sector. Gold resources in the Pejiru, Jugan and Sirenggok Sectors, BYG Tailings Sectors and adjacent structures have been block-modelled and estimated to NI43-101 status. Only minor work has to date been conducted on the regional tenements.
(f) Main Mineral Occurrences
The Bau resource comprises multiple deposits, all which remain open with potential for further expansion through continuing exploration. The deposits comprise several different mineralization styles and have to date been drilled only to shallow depth. Resource drilling to upgrade the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization will commence after completion of mine scoping studies. Recent exploration has also defined exciting new exploration targets; the drilling of which is scheduled to commence in the third quarter 2010.
(g)	Resource and Reserve Estimates
The central goldfield area has been the principal focus of exploration since commencement of the JV in November, 2006. An independent consultant commissioned by Zedex Minerals Limited when they held this mineral interest has formally established a JORC status gold resource of 1.612 M oz. This resource is currently in the process of being converted to NI43-101 resource. This comprises three near-surface deposits (Jugan, Pejiru and Sirenggok), with a subordinate contribution from auriferous tailings at the historic BYG Gold Mine. Potential for substantial additional gold resource has also been estimated (by independent consultant) in deposit extensions and closely adjacent zones. Other (as yet unexplored) potential remains within peripheral zones. All of the resource estimated deposits lie within granted “mining” tenements (i.e. either Mining Licences or Mining Certificates).
There is no known commercially minable mineral deposit on the property.
4D.5 Tien Thuan Gold Project, Central Vietnam
The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary: Binh Dinh New Zealand Gold Company (BNG). Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.
(a) Property Description and Location
The Tien Thuan Gold Project lies some 50 km West of the port city of Quy Nhon in Binh Dinh Province in Southern Vietnam. The project area broadly encompasses about 100 km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominantly felsic composition.
Prior exploration by the Vietnamese Geological Survey (DGMV) during 1990-93 recorded six sub-parallel, closely spaced quartz veins hosted by a granitic intrusive. DGMV assays revealed gold values ranging up to 157 g/t Au, with 35 percent of all samples reporting above 3.0 g/t Au.

The company has since mapped and sampled three intrusive related vein-swarms, confirming the presence of multiple quartz veins of potentially economic grade and width.
Figure 1: Tien Thuan Gold Property
(b) Accessibility, Climate, Local Resources, and Infrastructure
The Tien Thuan Gold Project lies some 50 km West of the port city of Quy Nhon in Binh Dinh Province, Central Vietnam. The project is readily accessible from Quy Nhon City by sealed roads. The road distance from Quy Nhon city to Tien Thuan is about 80 km, via national road No 19 and provincial road 637 to Vinh Thanh District.
Binh Dinh Province is in the south of the central coast region of Vietnam, bounded by coordinates 13o30’-14o42’ N latitude and 108o35’-109o18’ E longitude. Quang Ngai Province lies to the North, Phu Yen to the south. The South China Sea lies to the east, and Gia Lai Province to the west. Binh Dinh provides the principal access routes to the western highland provinces.
The project area broadly encompasses about 100 km2 on the eastern side of the Song Con River Valley. The area is characterized as low to moderately mountainous; transitional between a mountainous region in the west (maximum 975m ASL), reducing to the fertile agricultural plains in the east (minimum 275m). A proportion of the project area (500-700m ASL) is characterised as rugged terrain with locally steep slopes (>250). At lower elevations, the slopes are generally of 10-15o. Narrow alluvial plains and terraces extend along the Song Con Valley floor.

The climate in the region is characterised as humid-tropical monsoon. Temperature varies from 20 to 35oC and averages 26-28oC. The average annual precipitation is 1700-1800 mm. 70-80% of this falls in the rainy season (from August to December), at which time high rainfall events sometimes cause lowland flooding. The dry season begins from January and lasts for eight months, sometimes resulting in droughts. The average humidity is 75%.
The population of Binh Dinh is approximately 1,337,000 people (1993 census). Ethnic Kinh comprise 98.1% of the population, with three ethnic minorities (Cham, Bana, and H-re) living mainly in mountainous districts. The average population density is about 232 people/km2, but it is unequally distributed, with only about 20 people/km2 living in mountainous areas. 82.5% of the population live in rural areas, whilst 17% live in urban areas.
Primary forests have been completely removed by prior milling. The high country comprises secondary natural re-growth of scrubby character. Lowland slopes mostly comprise plantations (cashews, peanuts, paper trees, eucalypts, etc), whilst the valley floors are mostly occupied cultivated crops (rice, water melons, etc).
Binh Dinh Province has an area of 6,047 km2, with 134km of coastline. Quy Nhon City is the administration, economic and cultural centre. Regular freight and passenger services are provided by land, sea and air. The city is serviced by excellent deep water port facilities and by Phu Cat airport, which features regular air services on (American built) concrete runways, capable of accepting large aircraft.
National Highway No1, and the National (Thong Nhat) railway line both run N-S through Binh Dinh; providing access to Saigon to the South and Danang to the North. To the West, Binh Dinh is connected to the Highland Provinces of Gia Lai and Tay Nguyen by National road No19.
(c) Geology
Central to the project area, a sparsely outcropping mineralized granitoid intrusive (quartz monzonite porphyry) of probable Early Tertiary age has been partially delineated beneath shallow alluvium in a pronounced circular depression of some 4 km diameter. Rhyolites and felsites appear to dominate much of the peripheral terrain. Gold mineralization is intimately associated with quartz veins, which are locally associated with rhyolite dykes. Individual quartz veins locally exceed 20m width and 2km of strike. A major N-S trending structural corridor (featuring multiple quartz vein, stock-work and breccia bodies, associated with intensive zones of silicification and hydrothermal alteration) has been mapped more or less continuously along 12 km of strike (roughly tangential to the circular depression).
To the South east and East of the central granitoid outcrops, the country rocks mostly comprise fractured rhyolites and felsites, which appear to be re-crystallized and cut by numerous irregular quartz stringers. Although gross geological relationships have yet to be interpreted, it is presently conjectured that these exposures may represent a younger granitoid intrusive body (of perhaps batholithic extent) partially exposed beneath older rhyolites forming the batholith roof.
(d) History of Exploration on Tien Thuan Gold Property
Artisan gold mining has historically been widespread throughout the Tien Thuan area. Since the early 1990’s however, artisan mining has been strongly curtailed by the provincial authorities, mainly for social reasons and to prevent environmental degradation.
The first systematic exploration of the Tien Thuan area was conducted by the Vietnamese Geological Survey (DGMV) during 1990—93. This work included geological mapping, costeaning and pit sampling of quartz veins within artisan mining areas. Four separate gold resource areas were delineated. One of these (at Nui Bac Ma) was focused on six sub parallel, steeply dipping quartz veins, hosted within granitoid intrusives. DGMV assays revealed values ranging up to 157 g/t gold, with 35% of all samples reporting above 3.0 g/t gold.

Following Provincial Government approval of the work programme, BNG commenced exploration in December 2007 with 1:5,000 scale geological mapping and 100m x 50m grid rock and soil geochemical surveys of the tenement area. During 2Q 2008, the sample spacing was reduced to 100m x 25m, in order to provide greater geochemical resolution within the main areas of interest. All assays were performed by TELARC registered laboratories.
In 3Q 2008, detailed (1:1,000 scale) geological mapping of individual veins and ore shoots commenced, preparatory to the specification of initial drill targets. Drilling is scheduled to commence late in the 3rd Quarter of 2008.
The above detailed field work has revealed extensive outcropping geological features that are broadly consistent with those of economically productive goldfields (a particularly close analogy has been drawn with Charters Towers Goldfield, Australia).
Based on results to date, the potential for upgrading the DGMV gold resource to JORC status and for expansion of this by drilling beneath the shallow artisan workings is considered excellent.
Reconnaissance mapping around the Tien Thuan periphery has also highlighted additional base-metal potential, particularly molybdenum (rock chip sampling has returned results of up to 1,431 ppm Mo).
As of June 2010, drilling was in progress on the Nui Bac Ma sector of the property, where approximately 11 strike-kilometres of auriferous quartz veins have been delineated. This is an initial programme of wide-spaced drilling, primarily designed to test the depth continuity of near-surface gold grades. Subject to positive results, close-spaced pattern drilling will be conducted to delineate an NI43-101 resource.
(e) Main Mineral Occurrences
Gold resources have previously been delineated (to pre-JORC status) within four Sectors of the Tien Thuan project area, whilst NBG exploration has since identified additional mineralization areas, as follows:
Nui Bac Ma
Nui Bac Ma, which is the principal focus of the current exploration effort, features a prominent hill with more than 350m of topographic relief. A large quartz vein-swarm transects the hill and is associated with coincident gold, silver, lead, zinc, arsenic and cadmium anomalies in both rocks and soil. The lead, zinc, arsenic and cadmium values show appreciable vertical zonation, whilst the gold values appear to remain consistent, irrespective of elevation.
Thanh Hoa
The Thanh Hoa vein swarm is parallel to the Bac Ma swarm and lies about 1 km to the east. At least one of this vein swarm appears to be mineralized over a strike length or more than 2km, with appreciable mineralization occurring within the hanging wall. Anecdotal artisan miner narratives suggest that the gold grade in this vein increases with depth.
Vinh Binh
The Vinh Binh vein swarm comprises one section of the prominent structural corridor that trends N-S from the Tien Thuan circular depression. The Vinh Binh veins are probably semi continuous (beneath alluvium of west flowing streams) with collinear vein sets within the northernmost (Hon Lap) sector of the N-S trending structural corridor.
Suoi Ha
The DGMV has estimated a (P1) resource at Suoi Ha (2 km to the east of Vinh Binh), but BNG has not yet conducted any detailed follow-up work at this location.

Hon Lap
Hon Lap is collinear with Vinh Binh and is at the northern end of the structural corridor that trends N-S from the Tien Thuan circular depression. A Vietnamese company is currently operating a small-scale underground mine, which produces lead, zinc and pyrite-gold concentrates, primarily by floatation, using equipment of Chinese origin. Although reconnaissance by BNG has revealed float values of up to 20 g/t Au shedding from one of the main quartz veins, no substantive follow-up work has yet been undertaken.
Other Areas
Reconnaissance of other gold and base metal targets peripheral to the above areas has also continued to record positive indicators. These include a 1100m x 300m, open-ended (>20ppm) Molybdenum-in-soil anomaly coincident with the Tien Long dacitic intrusive and a large tungsten-molybdenum intrusive granite porphyry (peak value 1,400 ppm Mo) within an adjacent valley to the north.
(f) Resource and Reserve Estimates
The only mineral resources estimated to date within the Tien Thuan Gold Project area are those (measured in tonnes of gold) that were completed by the Geological Survey of Vietnam during the early 1990’s. Although these were estimated and classified by methods approved by Vietnamese authorities, they pre-date current standards..
There is no known commercially minable mineral deposit on the property.
4D.6 GR Enmore Gold Project, New South Wales, Australia
The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licences covering 290km2 and is earning an 80 percent interest in two exploration licences covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.
Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including: Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects. Further work is planned before a review report is presented to the Company’s directors.
(a) Property Description and Location
The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia

Figure 1: GR Enmore Gold Property
(b) Accessibility, Climate, Local Resources, and Infrastructure
The Enmore Project lies approximately 30 km south of the regional centre of Armidale in northern New South Wales, Australia. Armidale is serviced by sealed highways and by daily air services. Vehicle access to the property is by sealed rural roads. Access within the tenements is by farm tracks.
The climate is temperate, with marked seasonal variation. Winter temperatures can fall below freezing on the Enmore Plateau.
The Enmore Project is in a rural setting. Reticulated electricity is available at roadside and accommodation and field supplies are available from the nearby township of Armidale.
(c) Geology and Main Mineral Occurrences

At Sunnyside diamond drilling demonstrated vertical continuity down to 118m and subsequent trenching through a strike length of 400m and width of up to 50m confirmed variable frequency stockwork mineralisation. However sampling grades away from the Sunnyside fault decrease significantly suggesting the bulk of the material is likely to be in the range of 1.5-2.5g/t Au oxide. Oxide mineralisation extents to a depth exceeding 50m towards the Sunnyside fault. There is limited information beyond the fault, but at least one footwall structure has been identified.
Drilling at Bora has confirmed a NE striking steeply plunging to the NW lode style vein system developed within an extensive mylonite zone comprising milled adamellite locally intensively altered to a quartz — sericite assemblage. Drilling to date has confirmed grade potential to 180m, but with the plunge component additional step out drilling is required. Given the occurrences of eluvial gold along the Bora fault its highly probable that further dilation zones hosting auriferous lodes exist between Bora and Red Hill (across a topographic divide).
(d) History of Exploration on Enmore Gold Project Property
Drilling and subsequent trenching over the Bora, Sunnyside and Sheba prospects has confirmed the potential for limited scale economic mineralisation in the order of 150-250,000oz. Of the three prospects Bora and Sunnyside appear to have the most upside potential, other prospects including Red Hill, Golden Gully and Stony Hill have generated some interesting results but there appears to be limited structural focus which is critical for shoot style lode development in this area. Very extensive trenching right through the Sunnyside stockwork zone was conducted to confirm the full strike and width of this mineralisation, the results confirmed additional drilling is required to close off the full strike extent of the mineralisation, however, this is unlikely add any significant additional ounces to the resource.
(e) Resource and Reserve Estimates
There is no known commercially minable mineral deposit on the property.
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following is a discussion of the results of operations of the Company for the fiscal years ended December 31, 2009, 2008, 2007, and 2006, and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report on Form 20-F. Unless indicated otherwise, all references herein are to U.S. dollars.
The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 17 of the financial statement for the years ended December 31, 2009, 2008, and 2007 for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s annual audited financial statements, respectively. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report on Form 20-F.
Overview
Olympus is an international mineral exploration and development company engaged in the business of acquiring and developing mineral properties in Southeast Asia. The Company’s long-term strategy is to position itself as a significant gold producer in Southeast Asia. The Company currently owns interests in two gold producing properties in Vietnam, which are referred to as the Phuoc Son gold property and the Bong Mieu gold property.
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
At the Company’s Phuoc Son gold property, on January 25, 2006, the Company secured a mining license in respect of the Bai Dat and Bai Go deposits (collectively the “Dak Sa Underground”). Additional metallurgical testing is underway to optimize the recoveries and to enable the final selection of the process equipment. The Company has received approval of its Environmental Impact Assessment Study. The Company expects to place the Dak Sa Underground into production, subject to obtaining the necessary financing. The Dak Sa mine construction is estimated to cost approximately $52 million with Management planning that the the funding for this project will be financed by a combination of debt and equity. However, there can be no assurance the Company will be able to raise the necessary financing. The continued drilling at the North Deposit now extends in excess of 900 metres in a north-south orientation. The drilling has also confirmed that the deposit remains open for further expansion. In January 2008, PSGC obtained a new exploration license with a term of two years which will allow exploration activities in the specified areas.
5A. Operating Results
Bong Mieu Gold Property
In 2006, Olympus completed the construction of its gold processing plant at Bong Mieu Central where the first 3.65 kilogram gold dore bar was poured on February 15, 2006. The plant was built on budget at $4.5 million but the start-up was slightly delayed due to the typical annual heavy rain falls (“monsoon”) from May to October. The plant is currently operating with a throughput of approximately 500 tonnes per day (“tpd”). Based upon an evaluation of the operating results of the Bong Mieu Central (Ho Gan) plant since the commencement of commercial production, management determined during the fourth quarter of 2006 that the carrying amount of the long-lived assets related to the Bong Mieu Central (Ho Gan) mine was not fully recoverable. Consequently, an impairment charge of CAD$4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development cost in the fourth quarter of 2006.
Process Plant Results from the Bong Mieu Plant (including Phuoc Son ore):

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009
Tonnes of ore milled*	37,576	32,288	37,231	33,164	140,259
Grade (g/t Au)	4.07	10.64	5.50	13.04	7.94
Mill recoveries (percent)	55%	69%	62%	72%	68%
Gold production (ounces)	2,692	7,588	4,053	9,984	24,317

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009
Gold sales (ounces)	2,947	6,944	4,201	10,106	24,198
Sales (US$)**	$2,666,638	$6,396,532	$4,042,701	$11,222,989	$24,328,860
Cost of Sales (US$)***	$2,304,961	$3,449,697	$2,479,674	$5,762,303	$13,996,635
Amortization (US$)	$591,306	$804,819	$655,193	$2,585,507	$4,636,825
Royalties — Zedex & Govt (US$)	$111,997	$386,463	$200,735	$648,020	$1,347,215

*	The Bong Mieu Production Plant processes ore from Bong Mieu Central (VN220), Bong Mieu Underground (VN230), Tailings (VN220) and Phuoc Son Projects (VN320).

**	Total Gold Sales includes $7,216,077 YTD of gold sales from the Phuoc Son ore (VN320) and $712,043 Q1 gold sales from Nui Kem ore (VN230) which, as they were not in commercial production, have been offset against deferred exploration and development expenditure.

***	Total cost of sales includes $4,315,244 YTD of gold cost of sales and royalty expenses associated with the Phuoc Son ore and $807,680 expenses associated with Nui Kem sales which as they were not in commercial production have been recognized as deferred exploration and development expenditure.
The table below shows combined production from the Bong Mieu Gold Property mines:

	Q1-2009	Q2-2009	Q3-2009	Q4-2009	YTD 2009	YTD 2008
Tonnes of ore milled	35,081	19,257	34,135	14,323	102,796	159,624
Grade (g/t Au)	2.94	4.85	4.54	5.78	4.07	2.82
Mill recoveries (percent)	53%	67%	60%	67%	63%	61%
Gold production (ounces)*	1,745	2,013	2,977	1,787	8,522	8,871
Gold sales (ounces)*	1,865	1,994	2,521	2,186	8,566	9,110
Sales*	$1,719,145	$1,756,460	$2,414,190	$2,383,490	$8,273,285	$8,160,530
Cost of sales*	$1,508,352	$1,058,063	$1,782,153	$1,059,066	$5,407,634	$6,917,161
Amortization*	$591,306	$804,819	$655,193	$880,137	$2,931,455	$2,814,227
Amortization oncharged to Phuoc Son	—	—	—	($1,957,838)	($1,957,838)	—
Royalties*	$78,604	$81,804	$109,306	$92,894	$362,608	$374,196

*	Q1 sales and associated costs of sales shown above including amortization and royalties for the Bong Mieu Underground project have been capitalized as the project did not commence commercial production until April 1, 2009.

(a)	A total of 24,198 ounces of gold were sold for proceeds of $24,328,860 during 2009 of which 8,489 ounces with net proceeds of $2,675,515 were netted against deferred development costs for projects while they were not in commercial production.

Production at the Bong Mieu Central plant (VN220) has steadily improved since commercial production began in October 2006 as a result of improved throughput levels, grades, and recoveries. To increase gold recoveries, a re-grind circuit was received in December 2006 and was installed in the second quarter of 2007. Ongoing improvements have been made to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007; and in the first and second quarter of 2007, installation occurred of a third detoxification tank and absorption tank to scavenge gold in solution from the leach tails. By the end of 2009, the plant was producing, on average, approximately 3,300 ounces of gold per month. The plant was designed as a gravity/sulphide flotation circuit and the main cause of the fluctuating recovery is a result of the degree of oxidization in the ore feeds. Oxidized ores do not float well and reduce recovery. To mitigate this problem, the mine has blended the ore to obtain a higher recovery. The Company also installed a Falcon concentrator to help improve recoveries. It is anticipated that, in the future, the tails will be reworked.
During 2009 a total of 24,198 ounces of gold were sold at an average price of $1,005 per ounce for proceeds of $24,328,860.
On November 1, 2005, Bong Mieu Gold Mining Company entered into a refining and sales contract with Argor-Heraeus SA (“Argor”) whereby Bong Mieu delivers doré bars which contain gold and silver to Argor’s delivery point at which point the risks of ownership pass to Argor. Argor purchases the gold and silver from Bong Mieu at an amount equal to the value of the gold and silver shipment less any refining and transport charges. The value of the gold and silver is determined by a number of factors such as the market price of gold and silver and assuming a specified return rate on gold and silver equal to 99.95% and 98%, respectively. The price of gold used in the calculation is equal to the London Bullion market AM-fixing in US dollars per troy ounce and the price of silver used is equal to the silver-fixing of the London Bullion market in US dollars per troy ounce. The original contract was valid from November 1, 2005 until October 31, 2007, with an option to extend the contract if agreed upon by both parties. An addendums to the original contract have been signed to extend the original contract to December 31, 2010. Currently, the Company has one customer, Argor. If Argor was unable to purchase our gold, management believes another customer could be procured on a timely basis and any inventoried dore bars could be sold at the then market value.
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
In the meantime, the Company made the decision to self-fund the Dak Sa development. This involves the treatment of high-grade Dak Sa ore at the Bong Mieu gold processing plant on a toll treatment basis. Operations moved towards the primary development of the upper levels of Bai Dat for stoping. Approvals were sought from local authorities for trucking ore from Phuoc Son to Bong Mieu at a rate of 100 tonnes per day. This received provincial approval along with an inter-company agreement on pricing for toll treatment. Development of the Dak Sa Underground continued and the project was placed into commercial production from October 1, 2009.

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
Current Trends, Uncertainties, or Events that could Impact Company Results:
1.	Gold price volatility could impact profitability at the current operating mine and economic viability at development and exploration projects;

2.	The ability of the Company to continue its activities is dependent upon obtaining the necessary funding and/ or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets. Management has determined that in the current economic circumstances, and because of the uncertainty of raising funds in the capital markets, self funding of the development of the Phuoc Son mine is the preferred option. Accordingly, the Company has commenced toll treatment of the Phuoc Son ore at the Bong Mieu plant to enable self funding;

3.	As a result of the Company’s decision to fund its Phuoc Sun operations internally, and in order to conserve cash, the Company’s current policy is to ensure the Company operations are cash positive before it expands its exploration programs. The key focus of the Company in 2009 and 2010 is to increase production output to ensure the Company operations are cash flow positive and to develop a production plant at Phuoc Son to enable processing of ore at that site rather than trucking it to Bong Mieu;

4.	Refer to Item 3D for a complete list of risks the Company faces.
Management’s Discussion and Analysis for the years ended December 31, 2009 and 2008
Results of Operation
The Bong Mieu (VN220) Centrak mine went into commercial production effective October 1, 2006. The Bong Mieu Underground (VN230) mine went into commercial production effective April 1, 2009. The Phuoc Son mine (VN320) went into commercial production effective October 1, 2009. During the year ended December 31, 2009, a total of 24,198 ounces of gold were sold for proceeds of $24,328,860 during 2009 of which 8,489 ounces with proceeds of $7,928,120 were netted against deferred development costs for projects while they were not in commercial production Comments on selected items from our Consolidated Statements of Operations are noted in the table:

	2009	2008	%
	($)	($)	Change	Comments on variances
Sales	16,400,740	7,275,324	125	The Bong Mieu central plant sold 15,709 oz of gold during the 2009 year(at an average realized price of US$1,044 per ounce) compared to 8,489 oz of gold in the same period last year (at an average realized price of US$883 per ounce). An additional 8,489 oz of gold sales worth $7,928,120 in 2009 were capitalised for projects prior to their commercial production start date.
Cost of sales	9,448,441	5,820,382	62	Costs of sales increased due to increased sales in 2009. The cost per ounce of gold produced were lower due to increased throughput and efficiency gains achieved by modifications to the Plant and Equipment during the year.
Amortization	4,392,945	2,468,047	78	Increased as a result of two mines coming into commercial production during 2009 which resulted in the commencement of amortisation of those Capital Assets.
Management fees and salaries	2,944,646	2,901,152	2	decreases as a result of reduced corporate office staffing in 2009 compared with 2008 and offset by inflation.
Professional fees	2,429,012	968,020	151	Increased as a result of the engagement of additional external professionals in relation to the amalgamation with Zedex Minerals Ltd
Travel	581,024	604,493	-4	No significant movement in this item during the 2009 year.
Investor relations and promotion	232,090	440,884	-47	Lower for the 2009 year due to change in marketing plans in 2008 flowing through to 2009 which had an overall reduction in costs.
Stock-based compensation	3,569,314	997,336	258	Increased as at the time the stock options were awarded the company share price was significantly lower than when they were considered granted for accounting purposes later in the year and the valuation of those options changed significantly.
Interest expense (income)	(11,795)	(551,023)	-98	Interest income decreased in 2009 due to the decreased cash balances held and reduced rates on available balances.

	2009	2008	%
	($)	($)	Change	Comments on variances
Foreign exchange loss (gain)	(196,962)	(330,916)	-40	Exchange gain reduced mainly as a result of no longer having to translate US dollars to CAD as the functional currency has changed to US Dollars and the majority of the Company Cash and Investments are held in US dollars.
Management’s Discussion and Analysis for the year ended December 31, 2008 and 2007
Results of Operation
The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006. Since September 30, 2006, the Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. During the year ended December 31, 2008, a total of 10,910 ounces of gold were sold for proceeds of $9,580,803 during 2008 of which 2,826 ounces with proceeds of $2,305,373 were netted against deferred development costs for projects that were not in commercial production
Comments on selected items from our consolidated statements of operations are noted in the table:

	2008	2007	%
	$	$	Change	Comments on variances
Sales	7,275,324	6,509,318	12	The Bong Mieu central plant sold 8,084 oz of gold during the 2008 year(at an average realized price of US$883 per ounce) compared to 9,198 oz of gold in the same period last year (at an average realized price of US$708 per ounce).
Cost of sales	5,820,382	5,138,779	13	Costs per ounce of gold produced were higher in the last two quarters of 2008 mainly due to lower recovery rates as a result of high base metal content and processing of development ore. The 2007 costs per ounce were also considered high due to lower recovery rates and lower mill tonnage.
Amortization	2,468,047	1,791,446	38	Increased as a result of increased investment in Capital Assets.
Management fees and salaries	2,901,152	2,577,924	13	Increased as a result of new expenses for deferred share units issued under a new deferred share unit plan for non-executive directors and higher independently assessed salaries.
Professional and Consulting fees	968,020	1,093,681	-11	Decreased as a result of lower regulatory activity and fees in 2008 when compared to 2007 which had more audit and SOX review fees, US registration costs and fees related to the 2007 proposed Zedex merger that was withdrawn.

	2008	2007	%
	$	$	Change	Comments on variances
Travel	604,493	534,579	13	Increase in number of flights taken by senior management to Vietnam and Toronto.
Investor relations and promotion	440,884	565,644	-22	Lower for the 2008 year due to change in marketing plans in the second half of the year to reduce costs.
Stock-based compensation	997,336	2,114,536	-53	Increased earlier in 2008 due to the retention of a compensation consultant (see salaries above) however over the year less stock-based compensation has been awarded
Interest expense (income)	(551,023)	(525,090)	5	Interest income increased in 2008 due to increased cash balance held in the early part of 2008.
Foreign exchange loss (gain)	(330,916)	527,438	163	Exchange gain mainly as a result of the foreign exchange rate fluctuations impacting the value of investments denominated in US dollars.
Twelve Months Ended December 31, 2007 Compared to Twelve Months Ended December 31, 2006
The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006, with revenues of CAD$1,644,040 (2,316 oz) in fourth quarter 2006. A total of 9,198 ounces of gold were sold for proceeds of CAD$6,996,257 during 2007. During 2006 4,651 oz of gold were sold for proceeds of CAD$2,917,582 of which 2,335 oz with proceeds of CAD$1,469,309 were netted against deferred development costs.
The 2006 results also reflects a deferred exploration cost write off of CAD$438,931 related to properties no longer being pursued by the Company and a CAD$4,280,000 impairment charge against deferred development costs related to the Bong Mieu Central (Ho Gan) mine. During the fourth quarter 2007, management determined that the Bong Mieu Central mine was not going to reach the original estimated future throughput levels, resulting in the estimated undiscounted future cash flows being less than the carrying value of the Bong Mieu Central (Ho Gan) related assets. Consequently, the Company measured and recorded an impairment charge of CAD$4,280,000. Foreign exchange losses of CAD$566,894 were experienced in 2007 in comparison to foreign exchange gains of CAD$8,865 in 2006 as a result of the instability in exchange rates that occurred between Canada and United States in 2007. Interest income increased from CAD$272,156 in 2006 to CAD$694,985 in 2007, as the average invested cash balance was significantly higher than 2006 as a result of a private placement in March 2007 and a public offering that closed in August 2007. Interest expense increased from CAD$23,203 in 2005 to CAD$127,262 in 2006, as a result of the Macquarie financing arrangement.
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
As at December 31, 2009, the cash and cash equivalents’ balance was $5,718,725 compared to $4,161,735 as at December 31, 2008. The increase was mainly a result of increased gold ounces sold and the increase in the gold price in 2009. In 2008 the Company did not raise any funds by way of equity financing. In 2009 the company raised US$5,200,000 of funds through newly issued equity. As at March 31, 2010, the cash and cash equivalents’ balance was $13,258,515. In March 2010 the Company obtained private placement funding of CAD$12,750,000 through issuance of convertible promissory notes. Subsequent to March 31, 2010 the Company completed a private placement of Gold Delivery Notes, resulting in gross proceeds to the Company of US$21,960,000.
On June 27, 2007 a US$2 million Non-Revolving Debt Facility with Macquarie Bank Limited of Sydney, Australia was repaid in full. The Company did not obtain any debt facilities in 2007, 2008 and 2009.
The Company continues with reviewing project funding for the Phuoc Son Dak Sa Underground Project (VN320). As mentioned above, the Company obtained substantial funding in March 2010 and June 2010 and the net funds will mainly be used in the establishment of a processing plant and facilities at Phuoc Son and facilities at Bong Mieu, as well as for general exploration and corporate purposes.
The ability of the Company to continue its growth is dependent upon the realization and the outcomes of its exploration and development programs.
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
During the year ended December 31, 2009, Olympus spent $1,417,444 on acquisition of property, plant and equipment and $4,323,546 on other capital expenditures.

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
On January 25, 2006, the Company received the granting of a Mining Licence by the Government of Vietnam to mine and develop its high-grade Dak Sa deposits within the Phuoc Son Gold property area. The Company is in the process of obtaining two additional licenses, the construction license and the import license for mining equipment.
The Company obtained the exploration license for the Phuoc Son property area in January 2008 and is in the process of obtaining the exploration license of the Bong Mieu property.
5D. Trend Information
Not Applicable
5E. Off-Balance Sheet Arrangements
The Company is not engaged in any off-balance sheet arrangements.
5F. Tabular Disclosure of Contractual Obligations
Table No. 3: Tabular Disclosure of Contractual Obligations as at December 31, 2009

						Year 5
						and
	Total	Less than one year	Year 2	Year 3	Year 4	thereafter
Payment Due	$	$	$	$	$	$

Capital lease obligations	171,001	171,001	—	—	—	—

Operating leases	628,758	192,242	114,969	114,312	99,235	108,000

Purchase obligations — supplies & services	3,520,340	3,519,480	860	—	—	—

Purchase obligations — capital	—	—	—	—	—	—

Asset retirement obligations	974,726	204,716	179,188	128,243	430,843	31,736

Total	$5,294,825	$4,087,439	$295,017	$242,555	$530,078	$139,736

ITEM 6: DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
6A. Directors and Senior Management
At June 30, 2010 the Company’s executive officers and directors were as follows:
Table No. 4: Directors and Senior Management

Date of First
			Election or	Term of Office
Name	Title	Date of Birth	Appointment	of the Directors

David A. Seton	Executive Chairman, Chief Executive Officer and Director	Dec. 13, 1955	Aug. 23, 1996	3 year
Jon Morda	Director	Jan. 13, 1952	Aug. 16, 2005	3 years
John A.G. Seton	Director	Jan. 10, 1963	July 7, 1999	2 years
T. Douglas Willock	Director	Jan. 8, 1953	Feb. 16, 2006	2 years
Les Robinson	Director	Aug. 31, 1960	Dec 17, 2009	3 years
Peter Tiedemann	Chief Financial Officer	Sept 18,1942	July 25, 2006	n/a
Charles Barclay	Chief Operating Officer	Dec. 18, 1950	July 13, 2006	n/a
Jane Bell	VP — Finance	July 27, 1967	Dec. 17, 2009	n/a
Russell Graham	VP — Finance Vietnam	May 21, 1965	Aug. 6, 2007	n/a
Paul Seton	VP — Commercial Development	October 10, 1953	Dec. 17, 2009	n/a
Louis Montpellier	Corporate Secretary	Nov 13, 1953	Mar. 17, 2008	n/a
Jim Hamilton	VP — Investment Relations	Oct. 7, 1951	Mar. 17, 2008	n/a
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
John A.G. Seton, Director
John Seton, a lawyer, is a former President of Olympus Pacific, and has extensive business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council. He is or has been a director of a number of companies listed on the Australian Stock Exchange and the New Zealand Stock Exchange. He is currently the chairman of The Mud House Wine Group Limited and a director of New Zealand-listed SmartPay Limited. He was the chairman and director of former Australian-listed Zedex Minerals Limited. John Seton is the brother of David Seton.
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
Leslie Robinson, Director
Leslie Robinson has 20 years’experience in the financial markets sector, most recently as a senior manager with one of Australia’s leading banks where he specialized in corporate and institutional advisory work. He holds a Bachelor of Commerce (Honors) degree.
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
Paul Seton, Senior VP — Commercial
Paul Seton has been involved in Vietnam related investment and resources since 1991. A former resident of Hanoi as executive director for NZ listed Iddison Group Vietnam Limited, Mr Seton has been responsible for negotiating a number of investment and exploration or mining licences in Vietnam. He holds or has held directorships in and has been Chairman of a number of Vietnam licensed joint venture enterprises.
Jane Bell, VP — Finance
Ms. Bell has a Bachelor of Commerce degree from Lincoln University. She obtained her CA designation with the NZ institute of Chartered Accountants in 1989. Ms. Bell spent 8 years in compliance work with KPMG in New Zealand and the Cayman Islands, leaving as business services manager. Since then she has been involved in a management capacity with a number of organisations dealing with corporate finance, regulation and governance. Jane has in conjunction with her finance roles been the Company Secretary for several companies and has for 15 years served on or reported to corporate Boards.
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
James Hamilton, Vice President — Investment Relations
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
Russell Graham, Vice President Finance — Vietnam
Russell Graham received his B. Comm. (Accounting Major) from University of Otago, Dunedin, NZ in 1987. He went on to receive his chartered accountancy designation from the Institute of Chartered Accounts NZ in 1991 and completed a Post Graduate Diploma in Business in 2003 - 2005 (University of Auckland, NZ). Russell spent 1992 to 1999 in the United Kingdom gaining valuable experience in finance control, management of inter-company operating expenses and, upon leaving Schroder Investment Management Ltd. UK in 1999, he was Manager, Business Area Profitability. Russell served four years as Business Manager in Auckland NZ where he managed a medical and surgical portfolio. He has been affiliated with the Company since August 6, 2007.
6B. Compensation
All amounts shown in the table below are denominated in Canadian dollars as the compensation contracts of Directors, Management and Employees for the year ended December 31, 2009 were also denominated in Canadian dollars.

					Long Term Compensation
		Annual Compensation			Awards
				Other		Restricted		All
				Annual	Securities	Shares or	Payouts	Other
Name and				Compen-	Under Options/	Restricted	LTIP	Compen-
Principal		Salary	Bonus	sation	SARs Granted	Share Units	Payouts	sation
Position	Year	(CAD$)(1)	(CAD$)	(CAD$)	(#)(2)	(CAD$)	(CAD$)	(CAD$)
David A. Seton(3) Executive Chairman	2009	240,000	180,000	N/A	9,444,440	N/A	N/A	N/A

John Seton(4) Director	2009	25,000	Nil	35,000	Nil	N/A	N/A	205,687
Jon Morda Director	2009	30,000	Nil	35,000	Nil	N/A	N/A	N/A
Kevin Flaherty Director	2009	15,000	Nil	35,000	Nil	N/A	N/A	N/A
Douglas Willock Director	2009	30,000	Nil	35,000	Nil	N/A	N/A	N/A
Leslie Robinson Director	2009	Nil	Nil	N/A	Nil	N/A	N/A	N/A

Louise Montpellier Corporate Secretary	2009	Nil	Nil	N/A	200,000	N/A	N/A	N/A
Peter Tiedemann CFO (7)	2009	160,000	96,000	N/A	2,222,220	N/A	N/A	N/A
Paul Seton Senior VP Commercial (8)	2009	Nil	Nil	N/A	Nil	N/A	N/A	N/A
Charles Barclay(5) VP Operations	2009	175,000	105,000	N/A	2,222,220	N/A	N/A	N/A

James Hamilton VP Investor Relations	2009	132,000	59,400	N/A	1,666,670	N/A	N/A	N/A

Russell Graham VP Finance Vietnam	2009	142,000	63,900	N/A	1,666,670	N/A	N/A	N/A

HuongLe-Dao VP Human Resources (9)	2009	150,000	67,500	N/A	1,666,670	N/A	N/A	N/A

Rodney Jones(6) VP Exploration	2009	120,937	54,422	N/A	1,666,670	N/A	N/A	N/A

S. Jane Bell VP Finance(10)	2009	6,273	Nil	N/A	Nil	N/A	N/A	N/A
NOTES:

(1)	All Officer Compensation packages are denominated in Canadian Dollars.

(2)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.

(3)	Mr. Seton was appointed as CEO on February 4, 2008,

(4)	During 2009 the Company paid or accrued CAD$205,687 for consulting and legal fees to entities associated with John Seton, a director of the Company. These entities included (i) Jura Trust, which is associated with John Seton, and (ii) Claymore Law, a law firm in which John Seton is a principal

(5)	Mr. Barclay was appointed Chief Operating Officer on March 17, 2008.

(6)	Mr. Jones joined as VP — Exploration on August 6, 2007.

(7)	Mr. Tiedemann was appointed VP — Corporate Affairs of the Company on March 17, 2008. Prior to that, he was the CFO and Corporate Secretary. He was reappointed to the role of CFO in October 2008.

(8)	Mr.P Seton was appointed Senior VP — Commercial on December17,2009, and commenced his contract on January 1, 2010.

(9)	Ms Le-Dao ceased as VP Human Resources on December 31, 2009

(10)	Ms Bell joined as VP-Finance on December 17, 2009

(11)	Mr. Robinson was appointed as a director on December 17, 2009
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
The Management Agreements also provide that they will terminate if certain objectives of the Company are met (“Set Objectives” (Refer to Exhibits 3.24 to 3.32, inclusive)), which are described in Schedule B of each Executive contract. In the event of termination upon achievement of the Set Objectives prior to the expiry of the agreement’s term, the Executive shall be entitled to all remuneration and options it would have received had this Agreement have remained in full force and effect for the agreemnt’s term.
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
The Company may at any time terminate the services of the Executive and his/her Management Agreement for any just cause that would in law permit the Company to, without notice, terminate the Executive, in which event the Executive shall not be entitled to the payments set forth above, but shall be entitled to receive the full amount of the Executive’s fees due through to the date of the notice of termination.
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
The Management Agreement provides that the Executive shall have a special right to terminate its engagement with the Company pursuant to the Section for Good Cause at any time within twelve (12) months of the Takeover of Control of the Company (as defined in the Management Agreement) by giving notice of its resignation in writing to the Board. The notice of resignation must be in writing, must cite the Takeover of Control Provision, and must contain at least one month’s notice and not more than two (2) months notice. The Executive will not receive any payment unless a notice resignation is provided to the Company or a notice of termination is provided to Company. The Executive must exercise this right within twelve (12) months of the Takeover of Control. The Company shall be obligated to provide the Executive with a payment on the fifth calendar day following the earlier of the last calendar day specified in the notice of resignation or the notice of termination, as applicable, and the date the Executive actually ceases to be employed by the Company (the “Date of Resignation”) which shall consist of the following:
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
During the year ended December 31, 2009, 20,755,560 options were issued and valued for accounting purposes throughout the year using the Black-Scholes calculation, at $3,300,646. The Black-Scholes calculations used a risk free rate of 0.5% - 0.8%, had an expected life 5 years, volatility of 94% - 100.6% and gave option values of CAD$0.09 - CAD$0.26. These options have an exercise price of CAD$0.12. The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (“VWAP”) which is the listing of the stock activities for five business days from the grant date. The vesting period for the most of the remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.
6C. Board Practices
The directors are serving staggered terms with terms ranging between one and three years. Zedex had the right to nominate two directors. Zedex had nominated John Seton. John Seton was the executive Chairman of Zedex, which amalgamated with Olympus in January 2010.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Olympus’ audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee, each of whom is independent, are as follows: Jon Morda (Chairman), Leslie Robinson, and T. Douglas Willock.

The Company’s Compensation Committee is comprised of three independent directors: T. Douglas Willock (Chairman), Leslie Robinson and Jon Morda.
Corporate Governance Committee is comprised of Leslie Robinson (Chairman), John Seton and T. Douglas Willock.
6D. Employees

	2007	2008	2009
Vietnam	471	539	600
Elsewhere Worldwide	6	8	5
Total	477	547	605
The Company also engages external suppliers who provide their own employees to fulfill service and maintenance contracts at the project sites in Vietnam.
6E. Share Ownership
The following table shows the shareholdings of the Directors and Senior Management, as at March 29, 2010.
     6.E.1 Details of Share Ownership
Table No. 5: Shareholdings of Directors and Senior Management at June 30, 2010

		Shares of
		Common
		Stock	Options Vested
		(“Shares”)	or Vesting	Beneficial	Percent of
Title of Class	Name of Beneficial Owner	Held	within 60 days	Ownership	Class

Common	David A. Seton(1)	4,360,784	9,105,490	13,466,274	3.83%
Common	John A. G. Seton(2)	5,945,164	4,625,000	10,570,164	3.00%
Common	Jon Morda	19,500	2,030,000	2049,500	0.58%
Common	T. Douglas Willock	91,000	2,159,000	2,250,000	0.64%
Common	Peter Tiedemann	1,087,732	2,274,684	3,362,416	0.96%
Common	Leslie Robinson	2,362,005	2,166,667	4,528,672	1.29%
Common	Charles Barclay	1,152,066	2,466,351	3,618,417	1.03%
Common	Jane Bell	399,999	590,198	990,197	0.28%
Common	Paul Seton	130,530	2,701,227	2,831,757	0.80%
Common	Russell Graham	769,552	874,263	1,643,815	0.47%
Common	Louis Montepellier	—	800,000	800,000	0.23%
Common	Jim Hamilton	929,262	1,024,263	1,953,525	0.55%
The following table sets forth the Company’s outstanding stock options at June 30, 2010 of Directors and Senior Management:
Table No. 6: Stock Options Outstanding as at June 30, 2010

	Number of	Exercise
	Common-voting	Price		Expiration
Name	Shares	[CAD $]	Grant Date	Date
David A. Seton	1,000,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.32	Sept 29, 2005	Sept 29, 2010
	3,000,000	0.75	Mar 5, 2007	Mar 5, 2012
	1,809,000	0.40	Jun 18, 2008	Jan 1, 2013
	722,872	0.12	Jan 2, 2009	Jan 2, 2014
	1,573,618	0.40	Jan 4, 2010	Dec 31, 2014
John A. G. Seton	500,000	0.32	Aug 31, 2005	Aug 31, 2010
	1,000,000	0.75	Mar 5, 2007	Mar 5, 2012
	625,000	0.5742	Jan 12, 2010	Jun 15, 2012
	750,000	0.42	Jun 1, 2010	Apr 1, 2015
	750,000	0.60	Jun 1, 2010	Apr 1, 2015
Leslie Robinson	500,000	0.40	Jan 4, 2010	Dec 31, 2014
	166,667	0.87278	Jan 12, 2010	Apr 30, 2012
	750,000	0.42	Jun 1, 2010	Apr 1, 2015
	750,000	0.60	Jun 1, 2010	Apr 1, 2015
Jon Morda	180,000	0.32	Aug 31, 2005	Aug 31, 2010
	350,000	0.65	Mar 5, 2007	Mar 5, 2012
	750,000	0.42	Jun 1, 2010	Apr 1, 2015
	750,000	0.60	Jun 1, 2010	Apr 1, 2015
T. Douglas Willock	159,000	0.55	Feb 16, 2006	Feb 16, 2011
	500,000	0.65	Mar 5, 2007	Mar 5, 2012
	750,000	0.42	Jun 1, 2010	Apr 1, 2015
	750,000	0.60	Jun 1, 2010	Apr 1, 2015
Peter Tiedemann	100,000	0.51	Jul 18, 2006	Jul 18, 2011
	1,000,000	0.65	Mar 5, 2007	Mar 5, 2012
	208,333	0.5742	Jan 12, 2010	Apr 30, 2012
	426,000	0.40	Jun 12, 2008	Jan 1, 2013
	170,088	0.12	Jan 2, 2009	Jan 2, 2014
	370,263	0.40	Jan 4, 2010	Dec 31, 2014
Charles Barclay	500,000	0.36	Jan 25, 2006	Jan 25, 2011
	500,000	0.43	Nov 3, 2006	Nov 3, 2011
	500,000	0.65	Aug 15, 2007	Aug 15, 2012
	426,000	0.40	Jun 18, 2008	Jan 1, 2013
	170,088	0.12	Jan 2, 2009	Jan 2, 2014
	370,263	0.40	Jan 4, 2010	Dec 31, 2014
Paul Seton	555,394	0.40	Jan 4, 2010	Dec 31, 2014
	1,000,000	0.40	Jan 4, 2010	Dec 31, 2014
Jane Bell	104,167	0.45936	Jan 12, 2010	Sep 29, 2011
	104,167	0.91872	Jan 12, 2010	Apr 30, 2012
	104,167	0.80388	Jan 12, 2010	Sep 28, 2013
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
James Hamilton	150,000	0.32	Nov 22, 2005	Nov 22, 2010
	150,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013
	127,566	0.12	Jan 2, 2009	Jan 2, 2014
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
Louis Montpellier	250,000	0.62	May 1, 2008	May 1, 2013
	200,000	0.12	Jan 2, 2009	Jan 2, 2014

	Number of	Exercise
	Common-voting	Price		Expiration
Name	Shares	[CAD $]	Grant Date	Date
	350,000	0.42	Jun 1, 2010	Apr 1, 2015
Russell Graham	150,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013
	127,566	0.12	Jan 2, 2009	Jan 2, 2014
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. Major Shareholders
To the knowledge of the directors and senior officers of the Company, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the Company’s outstanding Shares, at June 30, 2010:

Name	No. of Shares	Percentage

Dragon Capital Group Limited Ho Chi Minh City, Vietnam	98,369,184(1)	30.38%

Vina Capital Group Limited Ho Chi Minh City, Vietnam	Awaiting shareholder disclosure (2)	Awaiting shareholder disclosure
Notes:

(1)	According to a Schedule 13D filed jointly with the Commission on June 30, 2010 by Vietnam Enterprise Investments Limited, Vietnam Growth Fund Limited, Vietnam Dragon Fund Limited, Vietnam Resource Investments (Holdings) Limited, Dragon Capital Markets Limited, Dragon Capital Management Limited, and Enterprise Investment Management Limited (“Dragon Schedule 13D”), (i) Vietnam Growth Fund Limited is the sole beneficial owner of 45,077,560 Shares, (ii) Vietnam Enterprise Investments Limited is the sole beneficial owner of 19,708,500 Shares, (iii) Vietnam Resources Investments(Holdings) Limited is the sole beneficial owner of 13,000,000 Shares, (iv) Vietnam Dragon Fund Limited is the sole beneficial owner of 19,163,124 Shares, (v) Dragon Capital Markets Limited is the sole beneficial owner of 1,270,000 Shares, (vi) Dragon Capital Management Limited has the sole dispositive and voting power over 150,000 Shares, and shared dispositive and voting power of 96,949,184 Shares, and (vii) Enterprise Investment Management Limited has shared dispositive and voting power over 19,708,500 Shares.

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

Beginning in October 2004, the Dragon Capital Group Limited started to acquire Shares in the Company and continued to increase its ownership over 2005 and 2006, resulting in an ownership percentage of 39.05% as at September 30, 2006. As a result of the Company’s share issuances since December 31, 2006, the percentage ownership by the Dragon Capital Group Limited of the Company had decreased to 33% at December 31, 2007. In March 2008 the Dragon Capital Group Limited acquired a further 13,000,000 of the Company’s ordinary shares in a private arrangement bringing their percentage ownership to 38.6%. In January 2010 Dragon was issued 8,739,583 Olympus shares in exchange for their holding in Zedex Minerals Ltd under the terms of the Zedex/Olympus Amalgamation. These were issued as Chess Depository Interests and are available for trade on the Australian Securities Exchange. This changed their ownership to 30.38%.
As at June 30, 2010, the Company was aware of 22 record holders in the United States, the host country, representing ownership of 1.94% of the outstanding shares of the Company.
Effective February 5, 2010, the Company commenced trading Chess Depositary Interests on the Australian Securities Exchange. As at June 30, 2010, the Company was aware of 965 Chess Depositary Interest holders in Australia, representing 35.92% of the outstanding shares of the Company.
At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.
Related Party Transactions
During the year ended December 31, 2009 the Company entered into the following transactions with related parties:
(a)	Paid or accrued $916,409 in 2009 for management fees and $390,048 in 2009 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton; Momentum Resources International Pty Ltd associated with Colin Patterson; Action Management Limited associated with Charles Barclay; Wholesale Products Trading Limited associated with Peter Tiedemann; and Cawdor Holdings Limited associated with Russell Graham. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses. All of these management and consulting fees have been disclosed in “Item 6. B Directors, Senior Management, and Employees. Compensation.”
(b)	Paid or accrued $184,852 in 2009 for consulting and legal fees. The companies that were paid for consulting fees include the following: Jura Trust (“Jura”) associated with John Seton, a director of the Company; Claymore Law (“Claymore”) where John Seton is a principal. The services provided are not under contract as the consulting and legal services are provided on an ad hoc basis based on requests by the Company. These fees have been included in “Item 6. B Directors, Senior Management, and Employees. Compensation.” for John Seton under “All Other Compensation.”
(c)	On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company at the time) was assigned the 2% gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. Refer to Exhibit 3.16. The Company paid or accrued $128,746 in 2009 for royalties to Zedex, a shareholder of the

Company. The royalty is calculated as 2% of the net sales amount equal to the revenues for gold and silver less refining and delivery costs. As a result of the amalgamation of Zedex Minerals Ltd and Olympus Pacific Minerals Ltd, Olympus Pacific Minerals Inc. no longer has an obligation to pay the 2 percent royalty from December 17, 2009.
(d)	As part of the amalgamation with Zedex, Olympus advanced $1,406,908 in funds in December to enable settlement of creditors at year end. The balance advanced to Zedex and its subsidiaries at December 31, 2009 is recognised in Accounts Receivable.
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
The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend in the near future.
8B. Significant Changes
The following material events have occurred subsequent to December 31, 2009:
•	On January 12, 2010, the Company and Zedex amalgamated and Zedex shareholders’ shares were cancelled and they were allocated 1 common share in Olympus in exchange for 2.4 common shares in Zedex. Total consideration for the amalgamation amounted to approximately US$34.8 million, and was paid to Zedex shareholders by way of distribution to them, on a pro-rata basis, of the 65,551,043 common shares of Olympus owned by Zedex, along with the issuing of a further 54,226,405 new Olympus shares. In addition, 4,395,835 stock options were issued by Olympus to compensate the cancellation of Zedex options. The 54,226,405 new common shares in Olympus were issued on January 25, 2010.

Zedex management staff were provided with contracts with Olympus. Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus on December 17, 2009. Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Olympus and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice president Finance for Olympus.

All costs associated with the amalgamation have been expensed during the year, these being recorded in professional and consulting fees in the consolidated statement of operations and comprehensive loss.

The acquisition is being accounted for as a business combination with Olympus being identified as the acquirer. The purchase method of accounting will be used and earnings will be consolidated from the acquisition date. The Company is in the process of evaluating the fair value of assets acquired and liabilities assumed, including goodwill, if any. As a result of this acquisition, the Company will no longer have the obligation to pay the 2% royalty to Zedex.

•	On January 4, 2010 the Company issued 3,702,629 options to officers of the Company in relation to their 2010 management contracts. The options vest immediately, have an exercise price of CAD$0.40 and can be exercised on or before December 31, 2014.

•	In 2010 the Company agreed to issue 951,703 common shares in settlement of AUD$319,335 consultancy fee related to the amalgamation with Zedex. The fee is included in accounts payable at December 31, 2009.

•	In March 2010 the Company sold a total of CAD$12,750,000 of units. The funds will be used in the establishment of a processing plant at Phuoc Son. Each unit (a “Unit” and collectively, the “Units”) consists of: (i) a nine (9%) percent subordinated unsecured convertible promissory note (each a “Note,” and, collectively, the “Notes”) of the Company in the aggregate principal amount of CAD $0.84, which Note shall be convertible into shares (each a “Conversion Share” and collectively, the “Conversion Shares”) of the Company’s common stock, with no par value (together with any securities into which such shares may be reclassified, the “Common Stock”) at CAD $0.42 per Conversion Share (subject to adjustment as set forth in the certificate representing the Note), (ii) two (2) separate common stock purchase warrants (each a “Warrant,” and, collectively, the “Warrants”), the first of which is fully vested and immediately exercisable for the purchase one (1) share of Common Stock at an exercise price of CAD $0.50 per Warrant Share (as defined below) (subject to adjustment as set forth in the certificate representing the Warrants), and the second of which is exercisable, subject to vesting as specified in the certificate representing the Warrant, for the purchase of two (2) shares of Common Stock at an exercise price of CAD $0.42 per Warrant Share (subject to adjustment as set forth in the certificate representing the Warrants. Each share issuable upon exercise of the Warrants is referred to as a “Warrant Share,” and collectively, as the “Warrant Shares”.

•	In June 2010, the Company obtained private placement funding of US$21,960,000 in the form of gold delivery notes. Each unit (a “Unit”) consists of: (i) an eight percent (8%) senior secured redeemable gold delivery promissory note of the Company (each, a “Note” and, collectively, the “Notes”) in the stated or deemed principal amount of US$10,000, and (ii) a detachable common stock purchase warrant (each, a “Warrant” and, collectively, the “Warrants”) for the purchase of 3,470 common shares (“Common Shares”), exercisable on or before May 31, 2013 at an exercise price of CAD $0.60 per share (subject to standard antidilution adjustment). The Warrants may be exercised on a “cashless” or “net exercise” basis at the option of the holder. The Company will issue the warrants attached to this agreement under its 15% placement capacity as described in Listing Rule 7.1 of the Listing Rules of the Australian Securities Exchange. The Notes

mature on May 31, 2013 (the “Maturity Date”), bear interest at the rate of 8%per annum, and are secured obligations of the Company.
•	Subsequent to December 31, 2009, the Company announced further gold resource increases. New independent resource assessments were completed in the second quarter of 2010 at the Bau and Phuoc Son projects. The current gold resource total for the Company (including the Bong Mieu Gold Project) is now estimated at 1,022,398M oz of measured and indicated resources and 2,651,758M oz of inferred resources.

•	In May 2010 the Company increased the quantum of shares reserved with the Toronto Stock Exchange to the maximum allowable for issuance upon the exercise of stock options granted pursuant to the terms of its Stock Option Plan as approved by the TSX.

•	In May 2010 shareholders approved the issue of 3,000,000 incentive stock options to Directors of the Company and 350,000 incentive stock options to the Company Secretary, each option exercisable for a period of five years for the purchase of one common share of the Company at a price of CAD$0.42 per common share.

•	In May 2010 shareholders approved the issue of 3,000,000 incentive stock options to Directors of the Company and 350,000 incentive stock options to the Company Secretary, each option exercisable for a period of five years for the purchase of one common share of the Company at a price of CAD$0.60 per common share.
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

TSX and TSX-V Common — Voting Shares Trading Activity
Month and Year	Low (CAD$)	High (CAD$)

June 30, 2010	$0.26	$0.37
May 31, 2010	$0.35	$0.40
April 30, 2010	$0.32	$0.38
March 31, 2010	$0.23	$0.38
February 28, 2010	$0.23	$0.29
January 31, 2010	$0.24	$0.34

TSX and TSX-V Common — Voting Shares Trading Activity
Month and Year	Low (CAD$)	High (CAD$)

Month and Year
April - June 2010	$0.31	$0.38
January - March 2010	$0.23	$0.34
October - December 2009	$0.25	$0.32
July - September 2009	$0.20	$0.32
April - June 2009	$0.18	$0.36
January - March 2009	$0.07	$0.21
October - December 2008	$0.04	$0.125
July - September 2008	0.115	0.25
April - June 2008	0.205	0.39
January - March 2008	0.35	0.50

Annual (Fiscal Year):
Ended December 31, 2009	$0.07	$0.36
Ended December 31, 2008	$0.04	$0.50
Ended December 31, 2007	0.40	1.20
Ended December 31, 2006	0.30	0.94
Ended December 31, 2005	0.215	0.45
On April 3, 2006, the Company’s Shares commenced trading its common shares on the Toronto Stock Exchange under the symbol “OYM” and, consequently, no longer trades on TSX Venture Exchange. The closing price of the Shares on June 30, 2010 was CAD$0.3050.
Effective March 5, 2008, the Company’s Shares commenced trading on the over the counter bulletin board in the United States under the symbol OLYMF.
The low and high market prices for the Shares, on a quarterly and monthly basis, for since March 5, 2008 are as follows:
otc bulletin Board (US $)

Month and Year	Low	High

March 5, 2008- March 31, 2008	0.36	0.40

Month and Year	Low	High

April - June 2008	0.20	0.38
July - September 2008	0.12	0.25
October - December 2008	0.04	0.12
January - March 2009	0.06	0.16
April - June 2009	0.13	0.35
July - September 2009	0.17	0.34
October - December 2009	0.17	0.35
January 2010 - March 2010	0.20	0.35
April 2010 - June 2010	0.28	0.37
otc bulletin Board (US $)

Month and Year	Low	High

January 2010	$0.17	$0.35
February 2010	$0.21	$0.35
March 2010	$0.23	$0.36
April 2010	$0.25	$0.38
May 2010	$0.33	$0.39
June 2010	$0.26	$0.35
The closing price of the Shares on the OTC Bulletin Board on June 30 2010 was US$0.2816.
Effective February 5, 2010, the Company’s Shares commenced trading on the Australian Securities Exchange under the symbol OYM.
The low and high market prices for the Shares, on a quarterly and monthly basis, for since February 5, 2010 are as follows:

Australian Securities exchange (a $)
Month and Year	Low	High

Feb.5,2010-Mar 31, 2010	$0.22	$0.31
April 2010-June 2010	$0.33	$0.41

Feb. 5 2010 - Feb. 28, 2010	$0.22	$0.27
March 2010	$0.22	$0.35
April 2010	$0.31	$0.40
May 2010	$0.36	$0.44
June 2010	$0.33	$0.40

Australian Securities exchange (a $)
Month and Year	Low	High

Feb.5,2010-Mar 31, 2010	$0.22	$0.31
April 2010-June 2010	$0.33	$0.41
The closing price of the Shares on the Australian Securities Exchange on June 30 was A$0.35.
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
10C. Material Contracts
The following material contracts have been entered into by the Company within the past two years:
1)	Gold Export Certificates — Phuoc Son Gold Company Limited — dated 29 August, 2008, 31 December, 2008 and 31 December, 2009 and Bong Mieu Gold Mining Company Limited dated January 5, 2007, December 31, 2008 and December 31, 2009. Refer to Items 4D.1 (a) and 4D.2 (a) for details on these licenses.

2)	Convertible Promissory Notes — dated March 26, 2010. In March 2010 the Company obtained private placement funding of CAD$12,750,000 through issuance of convertible promissory notes. Refer to Items 4A and 8B for details of this debt.

3)	Gold Loan Notes — dated June 19, 2010. In June 2010, the Company obtained private placement funding of US$21,960,000 in the form of gold delivery notes. Refer to Items 4A and 8B for details of this debt.

4)	Amalgamation with Zedex Minerals Limited — announced November 10, 2009, approved December 17, 2009 and amalgamation date of January 12, 2010 — refer to Form CB filed with SEC on November 19, 2009.

5)	Bau joint venture agreement — Olympus acquired a 50.05% controlling interest in the Bau Gold Project when it merged business with Zedex Minerals Ltd in January 2010. Under the Bau joint venture agreement the company operates in Joint Venture with a Malaysian mining group, Gladioli Enterprises SDN BHD (Bau Agreement). The joint venture agreement is dated November 2006 and under the terms of the agreement Olympus is the project operator.

6)	Tien Thuan joint venture agreement — The Tien Thuan Gold Project is owned by the Binh Dinh New Zealand Gold Company (BNG), which is a joint venture between a Zedex Minerals Ltd subsidiary (KS Mining Ltd) and a company owned by the Provincial Government (Biotan Minerals Ltd). BNG has been exploring the Tien Thuan Gold Project since grant of Investment Certificate No: 351022000036 (August 2007). Pursuant to the Investment Certificate, Zedex may earn 75% project equity, by funding exploration through to completion of a bankable freasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis and (December 2007) receipt of Provincial Government approval for the proposed exploration and development programme.
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
Management of the Company believes that it is not currently a “non-Canadian” for purposes of the Investment Canada Act and therefore it is not subject to the Act. However, if the Company were to become a “non-Canadian” in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a “non-Canadian” of an existing Canadian business with gross assets of $5 million or more is reviewable under the Investment Canada Act, unless the business is acquired by a WTO investor in which the thresholds for transactions are CAD$250 million in 2005, CAD$265 million in 2006, CAD$281 million in 2007, CAD$295 million in 2008, CAD$312 million in 2009 and CAD$299 million in 2010. Generally, indirect acquisitions of existing Canadian businesses (with gross assets over $50 million) are reviewable under the Investment Canada Act, except in situations involving “WTO investors” where indirect acquisitions are generally not reviewable but are nonetheless subject to notification. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher “WTO investor” thresholds do not apply.
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
Under the Act and the Treaty, a Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some Holders such as qualifying pension funds and charities. Reference is made to “Item 10E.4 — United States Taxation” for a more detailed discussion of the United States tax considerations relating to an investment in the Shares.

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
A Holder who is subject to Canadian tax in respect to a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the Holder’s taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.
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
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Reference is made to Note 10 to the Company’s audited financial statements for the year ended December 31, 2009, at Item 17. Financial Statements, for a description of the Company’s (a) market and commodity price risks, (b) foreign exchange risks, (c) interest rate risks, (d) credit risks, and (e) liquidity risks, and how such risks affect the Company.
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not Applicable.

PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15: CONTROLS AND PROCEDURES
15.T.1 (a) Disclosure Controls and Procedures of the Company’s Chief Executive Officer
Based on an evaluation under the supervision and with the participation of the Company’s management, the Company’s principal executive officer and principal financial officer have concluded that the general design of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, were satisfactory as of December 31, 2009 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure, but that the operation of the Company’s disclosure controls and procedures were ineffective. The impact and the Company’s remediation plan are described below.
15T.2 (b) Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
A company’s internal control over financial reporting includes those policies and procedures that:
(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Description and impact of material weakness
In November 2009 the Company identified errors in relation to the recognition of revenue from the Vietnam operations, the translation of opening balances from CAD to USD and the interpretation of the grant date of stock based compensation. As a result changes were made to the original filing for the second quarter of 2009 that were restated and refiled on November 12, 2009. In addition the Company has identified an error relating to the Canadian GAAP to US GAAP reconciliation for the year ended December 31, 2008. This error has been corrected in the financial statements for the year ended December 31, 2009 restated and refiled on July 14, 2010.
Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, and in light of the items identified in the interim financial statements for the second quarter of 2009, and the Canadian GAAP to US GAAP reconciliation as described above, management has concluded that, as of December 31, 2009, the Company lacked sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company’s internal controls over financial reporting required modification and were considered ineffective in terms of National Instrument 52-109.
The errors that arose in the 2009 reporting required the Company to refile. This deficiency highlighted the possibility that a material misstatement would possibly not be prevented or detected on a timely basis.
Remediation Plan
Management has evaluated the need for additional resources to support the disclosure controls and financial reporting requirements within the organization and has appointed an experienced Group Controller and subsequent to year end appointed an Internal Control Coordinator to address the issue.
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
ITEM 16: AUDIT COMMITTEE
16A. Audit Committee Financial Expert
The Company’s Audit Committee is independent and all members are considered financially literate under Canadian regulatory standards. The Audit Committee is composed of Jon Morda, Leslie Robinson and T. Douglas Willock. The Company considers that the Audit Committee has at least one member, Jon Morda, who would be considered a financial expert.
16B. Code of Ethics
The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on September 19, 2006 which is posted on the following websites: www.olympuspacific.com and www.sedar.com

Refer to Exhibit 3.19 for the Code of Business Conduct and Ethics.
16C. Principal Accountant Fees and Services
The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year		Audit Related
Ending	Audit Fees(1)	Fees(2)	Tax Fees(3)	All Other Fees(4)

2009	$448,919	$315,018	Nil	Nil
2008	$117,850	Nil	Nil	Nil

(1)	The aggregate audit fees billed.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
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
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None
PART III
ITEM 17: FINANCIAL STATEMENTS
1.	Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2009 and 2008, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2009, 2008, and 2007, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 17 to the consolidated financial statements.

ITEM 18: FINANCIAL STATEMENTS
See Item 17. Financial Statements.
ITEM 19: EXHIBITS
19A. Financial Statements
1.	Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2009 and December 31, 2008, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2009, 2008, and 2007, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 17 to the consolidated financial statements.
19B. Exhibits
1.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 1. Articles of Incorporation and By Laws

1.1.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 1.1 Certificates of Status, Amendment, Continuance

1.2.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 1.2 Bylaws as currently in effect.

2.	Instruments defining the rights of holders of equity — refer to exhibit 1 under 19B.

3.	Material Contracts

3.1.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.1 — Mining Permit — dated July 22, 1992

3.2.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.2 — Right to Use Land Certificate — dated October 9, 1993

3.3.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.3 — Investment License — No: 140 / GP, dated March 5, 1991 and Amendments

3.4.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.4 — Debt Finance Facility Agreement — dated February 8, 2006

3.5.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.5 — Mining License No 116/GP —BTNMT — dated January 23, 2006

3.6.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.7 — Investment License No. 2355/GP — dated October 20, 2003

3.7.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.8 — Joint Venture Agreement — dated March 5, 2003.

3.8.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.9 — Agreement for Fulfilment of Contract, dated September 16, 2006 and cancellation of agreement on November 27, 2006.

3.9.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.9 — Memorandum of Agreement and Supplement — November 24, 2006

3.10.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.9 — Stock Option Plan — September 12, 2003

3.11.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.13 — Management service agreement with Momentum Resources International Pty Ltd. — dated July 16, 2005 and amendment dated January 28, 2008.

3.12.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.17 — Argor Heraeus Refining Contract — dated January 11, 2005

3.13.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.18 — Dragon Equity and Debt Financing dated December 17, 2004

3.14.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.19 — Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and Olympus Pacific Minerals, Inc. dated January 1, 2006

3.15.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.20 — Certificate of Incorporation and Articles of Incorporation of Kadabra Mining Corp — May, 2007.

3.16.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.22 — Share Placement Documents dated March 19, 2007

3.17.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.23 — Shareholders Rights Plan — dated June 25, 2007

3.18.	Stock Option Plan — dated June 7, 2007. Reference is made to the Amended Annual Report on Form 20-F for the year ended December 31, 2008, dated February 3, 2010.

3.19.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.25 — Code of Ethics — September 19, 2006

3.20.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.27 — Framework of Laos and Cambodia Joint Venture Agreement, July 17, 2007.

3.21.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.28 — Exploration License dated January 10, 2008

3.22.	Reference is made to the Amended Registration Statement of Form 20-F-A dated June 29, 2007, submitted to the Securities and Exchange Commission on June 29, 2007 for exhibits 19B.1 - 19B.3.24.

3.23.	Reference is made to the Amended Registration Statement of Form 20-F-A dated July 13, 2007 for exhibit 19B3.25 and November 13, 2007 for exhibits 19B.3.26 and 19B.3.27.

3.24.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.24 Management Service Agreement with Huong Le-Dao dated September 1, 2008.

3.25.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.25 Employment Agreement with Thomas Rodney Pervical Jones dated January 1, 2008.

3.26.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.26 Management service agreement with Orangue Holdings Limited, dated January 1, 2008 to provide the services of David Seton.

3.27.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.27 Management service agreement with Action Management Limited, dated January 1, 2008, to provide the services of Charles Barclay.

3.28.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.28 Management Service Agreement with Wholesale Products Limited, dated January 1, 2008, to provide the services of Peter Tiedemann.

3.29.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.29 Management Service Agreement with Cawdor Holdings Limited, dated January 1, 2008, to provide the services of Russell Graham.

3.30.	Management Service Agreement with Avora Limited as Trustee of Lloyd Beaumont Trust, dated January 1, 2010, to provide the services of Paul Seton.

3.31.	Management Service Agreement with Whakapai Consulting Limited, dated January 1, 2010, to provide the services of S. Jane Bell

3.32.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.30 Employment Agreement with James Hamilton dated January 1, 2008.

3.33.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exchibit 3.31 Bong Mieu Exploration Licence No 2125/GP-BTNMT

3.34.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.32 Gold Export Certificates — dated December 31, 2008

3.35.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.33 Addendum 3 to the Refining Contract of November 1st 2005 dated December 10, 2008 between Argor-Hearaeus SA and Bong Mieu Gold Mining Company.

3.36.	Gold Export Certificates — dated December 31, 2009

3.37.	Convertible Loan Note Agreement and attachment dated March 26, 2010

3.38.	Gold Loan Note Agreement dated June 19, 2010

3.39.	Zedex Amalgamation Document — reference is made to Form CB filed with the SEC on November 19, 2009.

3.40.	Bau Joint Venture Agreement dated November 2006 and Schedules to Joint Venture Agreement

3.41.	Foreign Investment Committee Approval of Bau Joint Venture dated November 9, 2007

3.42.	Tien Thuan Joint Venture Agreement — dated November 1, 2006
4. List of Subsidiaries
          The Company has the following subsidiaries:
a.	Formwell Holdings Ltd. — incorporated in British Virgin Islands;

b.	Bong Mieu Holdings Ltd. — incorporated in Thailand;

c.	Bong Mieu Gold Mining Company Limited — incorporated in Vietnam (80% owned by Bong Mieu Holdings Ltd.;

d.	Olympus Pacific Vietnam Ltd. — incorporated in British Virgin Islands;

e.	New Vietnam Mining Corporation (NVMC) — incorporated in British Virgin Islands;

f.	Phuoc Sun Gold Company Limited — incorporated in Vietnam (85% owned by New Vietnam Mining Corporation (NVMC);

g.	Olympus Pacific Thailand Ltd. — incorporated in British Virgin Islands;

h.	Kadabra Mining Corp. — incorporated in Philippines;

i.	Olympus Pacific Minerals Inc Vietnam Ltd. — incorporated in Vietnam;

j.	Olympus Pacific Minerals NZ Ltd. — incorporated in New Zealand;

k.	Parnell Cracroft Ltd — incorporated in British Virgin Islands;

l.	GR Enmore Pty Ltd. — incorporated in Australia (acquired as a result of the Zedex transaction which completed on January 12, 2010);

m.	Binh Dinh NZ Gold Company Ltd. — incorporated in Vietnam (acquired as a result of the Zedex transaction which completed on January 12, 2010);

n.	North Borneo Gold Sdn Bhd — incorporated in Malaysia (acquired as a result of the Zedex transaction which completed on January 12, 2010);

o.	Bau Mining Co Ltd — incorporate in Samoa (acquired as a result of the Zedex transaction which completed on January 12, 2010);

p.	KS Mining Ltd — incorporated in Samoa (acquired as a result of the Zedex transaction which completed on January 12, 2010)
5. Consents
5.1.	Consent of Terra Mining Consultants and Stevens & Associates
12. Certifications
12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13. Certifications
13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Olympus Pacific Minerals Inc.
By:	/s/ Peter Tiedemann
Peter Tiedemann
Chief Financial Officer

Date: July 15, 2010

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

Signed: “David A. Seton”	Signed: “Peter Tiedemann”

David A. Seton	Peter Tiedemann
Chairman and	Chief Financial Officer
Chief Executive Officer	March 31, 2010
March 31, 2010

Annual Report 2009
Report of Independent Auditors
To the Shareholders of Olympus Pacific Minerals Inc.
We have audited the consolidated balance sheets of Olympus Pacific Minerals Inc. as at December 31, 2009 and 2008, and the consolidated statements of operations and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at December 31, 2009 and 2008, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.
As discussed in Note 17 to the consolidated financial statements, the 2008 reconciliation to United States generally accepted accounting principles has been restated. Our report, dated March 31, 2010, on the previously issued consolidated financial statements has been withdrawn.

Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 31, 2010
(Except for notes 16(b) and 17, as to which the date is July 14, 2010)

Olympus Pacific Minerals Inc.
Consolidated Balance Sheets

As at	December 31	December 31
(United States dollars)	2009	2008

ASSETS
Current
Cash	$5,718,725	$4,161,735
Accounts receivable and prepaid expenses	3,544,182	2,487,361
Inventory (note 12)	3,078,218	3,070,362

	12,341,125	9,719,458

Long-term
Property, plant and equipment (note 6)	9,430,738	10,684,740
Mineral properties (note 3)	7,203,352	7,810,307
Deferred exploration and development costs (note 3)	25,049,053	26,067,847

	41,683,143	44,562,894

	54,024,268	54,282,352

LIABILITIES
Current
Accounts payable and accrued liabilities	4,564,458	3,611,948
Capital lease obligations (note 11)	171,001	570,216
Asset retirement obligation (note 4)	204,716	113,022

	4,940,175	4,295,186

Long-term
Asset retirement obligation (note 4)	770,010	1,046,883

	770,010	1,046,883

	5,710,185	5,342,069

Commitments, contingencies and contractual obligations (note 9)

SHAREHOLDERS’ EQUITY
Equity attributable to equity owners
Share capital (note 7a)	97,318,003	88,904,501
Contributed surplus (note 7a)	6,938,486	6,631,296
Accumulated Other Comprehensive Loss	(2,513,078)	(2,513,078)
Deficit	(52,985,295)	(44,082,436)

	48,758,116	48,940,283
Non-controlling interest	(444,033)	—

Total share holders’ Equity	48,314,083	48,940,283

	$54,024,268	$54,282,352

For and on behalf	Signed: “David A. Seton”	Signed: “Jon Morda”
of the Board	David A Seton	Jon Morda
March 31, 2010	Chairman &	Director & Chairman
	Chief Executive Officer	of Audit Committee
See accompanying notes to the Consolidated Financial Statements

Annual Report 2009
Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31 (United States dollars)	2009	2008	2007

Sales — Gold	$16,400,740	$7,275,324	$6,509,318

Cost and expenses
Cost of sales	9,448,441	5,820,382	5,138,779
Amortization	4,392,945	2,468,047	1,791,446
Management fees and salaries	2,944,646	2,901,152	2,577,924
Professional and consulting fees	2,429,012	968,020	1,093,681
Travel	581,024	604,493	534,579
Investor relations and promotion and Shareholders’ information	232,090	440,884	565,644
Office and general administrative	559,055	642,076	388,466
Transfer agent and regulatory fees	211,032	187,129	150,175
Royalty expense	884,704	128,650	104,517
General exploration and development	(21,227)	65,005	69,261
Stock-based compensation (note 7b)	3,569,314	997,336	2,114,536

	25,231,036	15,223,174	14,529,008

Other (income) expense
Interest income	(11,795)	(551,023)	(525,090)
Write-off of deferred exploration costs (note 3)	—	865,779	—
Write-off of deferred transaction costs	—	—	247,010
Loss on disposal of capital asset	211,231	18,340	—
Debt extinguishment cost (note 5)	—	—	50,297
Foreign exchange loss/(gain)	(196,962)	(330,916)	527,438

	2,474	2,180	299,655

Loss for the year before tax	(8,832,770)	(7,950,030)	(8,319,345)

Taxation expense
Corporate Income Tax	514,122	—	—

Loss for the year after tax	(9,346,892)	(7,950,030)	(8,319,345)

Currency Translation Adjustment	$—	$(12,250,965)	$3,287,889

Comprehensive loss	$(9,346,892)	$(20,200,995)	$(5,031,456)

Attributable to:
Equity owners	$(8,902,859)	$(20,200,995)	$(5,031,456)
Non-Controlling Interest	$(444,033)	$—	$—

	$(9,346,892)	$(20,200,995)	$(5,031,456)

Basic and diluted loss per common share attributable to equity holders	$(0.0383)	$(0.0869)	$(0.0251)

Weighted average number of common shares outstanding	243,834,003	232,402,999	200,364,897
Consolidated Statements of Deficit

For the years ended December 31 (United States dollars)	2009	2008	2007

Deficit
Beginning of the year	$44,082,436	$36,132,406	$27,813,061
Loss for the year attributable to equity owners	8,902,859	7,950,030	8,319,345

Deficit, end of the year	$52,985,295	$44,082,436	$36,132,406

See accompanying notes to the Consolidated Financial Statements

Olympus Pacific Minerals Inc.
Consolidated Statements of Accumulated Other Comprehensive Loss/(Income)

For the years ended December 31 (United States dollars)	2009	2008	2007

Accumulated other comprehensive loss/(income)
Beginning of the year	$2,513,078	$(9,737,887)	$(6,449,998)
Currency Translation Adjustment	—	12,250,965	(3,287,889)

Accumulated other comprehensive loss/(income), end of the year	$2,513,078	$2,513,078	$(9,737,887)

Consolidated Statements of Cash Flows

For the years ended December 31 (United States dollars)	2009	2008	2007

Operating activities :
Loss for the year after tax	$(9,346,892)	$(7,950,030)	$(8,319,345)
Items not affecting cash
Amortization	4,392,945	2,468,047	1,791,446
Loss on disposal of capital assets	211,231	18,340	—
Stock-based compensation expense	3,569,314	997,336	2,114,536
ARO Adjustment (net)	(191,454)	(117,197)	(39,242)
Foreign exchange	(28,222)	(128,494)	215,013
Write-off of deferred transaction costs	—	—	247,010
Write-off of deferred exploration and mineral property costs	—	865,779	—
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	(1,056,821)	(1,844,652)	580,928
Accounts payable and accrued liabilities	1,052,569	1,258,061	894,407
Inventory	(7,856)	(2,103,235)	(629,339)

Cash used in operating activities	(1,405,186)	(6,536,044)	(3,144,586)

Investing activities :
Deferred exploration and development costs, net	(342,421)	(8,505,450)	(7,083,030)
Acquisition of property, plant and equipment	(1,417,444)	(4,888,159)	(1,514,249)

Cash used in investing activities	(1,759,865)	(13,393,610)	(8,597,279)

Financing activities :
Capital lease payments	(399,215)	(530,242)	(342,201)
Warrants issued	—	—	1,016,893
Shares issued on warrants exercised	—	—	2,228,296
Repayment of debt	—	—	(2,006,405)
Share issue cost	(154,736)	16,867	(1,924,113)
Shares Issued	5,206,056	—	34,265,702

Cash provided by/(used in) financing activities	4,652,105	(513,375)	33,238,172

Increase/(decrease) in cash during the year	1,487,054	(20,443,029)	21,496,307

Cash — beginning of the year	4,161,735	24,310,245	3,325,436

Effect of foreign exchange rate changes on cash	69,936	294,519	(511,499)

Cash — end of the year	$5,718,725	$4,161,735	$24,310,244

See accompanying notes to the Consolidated Financial Statements

Annual Report 2009
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
2. Basis of Presentation and Significant Accounting Policies
Basis of Presentation and Consolidation
These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These policies are consistent with accounting principles generally accepted in the United States (“USGAAP”) in all material respects except as outlined in note 16. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions have been eliminated.
The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions have been eliminated. Effective from January 1, 2009 the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars. Comparative figures have been converted to United States Dollars from Canadian Dollars using the following rates:

Exchange rate at December 31, 2008	0.8166
Average exchange rate during the year ended December 31, 2008	0.9381
Average exchange rate during the year ended December 31, 2007	0.9304
As a result of restating the 2008 financial statements in United States Dollars a foreign currency difference has arisen which is recognized in shareholders’ equity as accumulated other comprehensive income at December 31, 2008 in the amount of $2,513,078.
Change in Accounting Policies
The Company has adopted the following new Canadian Institute of Chartered Accountants (“CICA”) guidelines effective for the Company’s first quarter commencing January 1, 2009:
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

Olympus Pacific Minerals Inc.
Furthermore, the CICA agreed to the withdrawal of Section 3450, Research and Development Costs and incorporated the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064. Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets. Accordingly, this standard prohibits the capitalization of costs associated with research activities.
On adopting Section 3064, there was no effect on the consolidated financial statements of the Company.
Mining Exploration Costs (EIC 174)
The Emerging Issues Committee (“EIC”) of the CICA approved abstract EIC 174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract in the impairment analysis performed for the year ended December 31, 2009. The adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.
Section 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.
In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests. These sections replace the former Section 1581, Business Combinations; and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 and Section 1601 are harmonized with IFRS 3R, Business Combinations; and IAS 27R, Consolidated and Separate Financial Statements.
Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted. Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. The Company has early adopted Sections 1582, 1601 and 1602 with effect from January 1, 2009 and has applied this to the business combination transaction that occurred in December 2009. As a result of early adoption of these new standards all costs associated with the amalgamation between Olympus Pacific Minerals NZ Ltd (“Olympus NZ”) and Zedex Minerals Limited (“Zedex”) have been expensed and not capitalized (see Note 16). Early adoption of Sections 1601 did not have an impact on these consolidated financial statements. Early adoption of section 1602 has resulted in the recognition of the allocation of net loss to non-controlling interest for losses incurred at subsidiaries that are not fully owned.
Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)
In January 2009, the CICA issued EIC Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 20, 2009. The adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.
Financial Instruments — Disclosures (Section 3862)
In June 2009, the Accounting Standards Board (“AcSB”) amended CICA Section 3862, Financial Instruments — Disclosures, to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risks. The amendments require additional disclosure for fair value measurements including the fair value hierarchy into which the fair value measurements are categorized in their entirety. Disclosures must be made for any significant transfers between the Level of the fair value hierarchy and the reasons for those transfers. The standard now requires reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques, disclosing separately changes during the period. It also requires disclosures of the risk related to financial liabilities that are

Annual Report 2009
settled by delivering cash or other financial assets and a maturity analysis disclosure for derivative financial liabilities based on how an entity manages liquidity risk. The amendments to Section 3862 apply for interim and annual financial statements relating to fiscal years ending on or after September 30, 2009. The Company adopted this amended standard in 2009 and the adoption of this new accounting policy did not have a material impact on Company’s consolidated financial statements.
Future Accounting Changes
In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to IFRS for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, throughout 2009, the Company undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States and Australia, of filing the primary financial statements in Canada using US GAAP, as permitted by the Canadian Securities rules.
In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.
As a result of this analysis, the Company has determined that it will adopt US GAAP as the primary basis of financial reporting with the first reporting period beginning after January 1, 2010. The Company has already commenced planning and implementation of this transition and the adoption of US GAAP is not anticipated to have a material change on the accounting policies or financial results, except for the reporting differences disclosed in note 17 of our 2009 consolidated financial statements.
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
Cash
Over 90 percent of the Company’s cash at December 31, 2009 is comprised of cash deposited with two major financial institutions in Canada, in interest bearing bank deposit accounts. The remaining cash is held in bank deposit accounts in Vietnam, Malaysia, New Zealand and the Philippines.
Mineral properties
The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Olympus Pacific Minerals Inc.
The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the consolidated statements of operations and comprehensive loss. Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.
Asset Retirement Obligations
Asset Retirement Obligations (“ARO”) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties. The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change. Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs. Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs. Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred. Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.
The Company recognizes the fair value of an ARO as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The fair value of the ARO is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the ARO is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.
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
Foreign currency translation
The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the consolidated balance sheet dates and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in

Annual Report 2009
the consolidated statements of operations and comprehensive loss. Effective from January 1, 2009, the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.
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
Asset impairment — Long-lived assets
The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded for the difference between the carrying amount and fair value calculated as the discounted estimated cash flows. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows. Future cash flows are based on management’s best estimates of future recoverable mine production using independently verified reserve estimates, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.
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

Olympus Pacific Minerals Inc.
The Company had a bonus share program that allows non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares. If the employee chose the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee chose the cash bonus, the cash was received within the same fiscal year. If an employee terminated employment before the one year of service, the bonus reverted back to cash without double up and was paid out on termination. The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elected to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.
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
Income taxes
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
Revenue recognition
Revenue from the sale of gold and by-products, such as silver, are recognized when: (i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until the point that gold and silver are uplifted from the gold room at the mine site and the doré bars are consigned for transport to the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract.
For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.
Inventory
Inventory is comprised of ore in stockpiles, operating supplies, doré bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the

Annual Report 2009
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
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets. The fair value hierarchy established by Section 3862 Financial Instruments — Disclosures (''Section 3862’’) establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in ASC Subtopic 820-10 on financial instruments under US GAAP. The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 — Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Cash
Cash is classified as held-for-trading and recorded at fair value. The fair value is calculated using published price quotations in an active market, where there is one. Otherwise, fair value represents cost plus accrued interest, which is reasonable given its short-term nature.
Accounts receivable, accounts payable, accrued liabilities and capital leases
These are classified as loans and receivables or as other financial liabilities all of which are measured at amortized cost.
Long-term debt

Olympus Pacific Minerals Inc.
Long-term debt is classified as other financial liabilities and accounted for at amortized cost. Transaction costs related to issuing debt are netted against the loan facility.
3. Mineral Properties and Deferred Exploration and Development Costs

			Deferred Exploration and
	Mineral Properties		Development Costs
December 31	2009	2008	2009	2008

Bong Mieu Gold Co(4)	$3,219,595	$3,220,670	$11,270,751	$9,271,355
Phuoc Son Gold Co(3)	4,993,450	4,995,064	15,465,134	17,100,323
Capcapo	—	—	—	753,656
Other	—	—	914	914

	8,213,045	8,215,734	26,736,799	27,126,248
Accumulated amortization (1)	(1,009,693)	(405,427)	(1,687,746)	(304,745)
Write-off (2)	—	—	—	(865,779)
Foreign Exchange Adjustment	—		—	112,123

Total	$7,203,352	$7,810,307	$25,049,053	$26,067,847

(1)	Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006 and the Phuoc Son mine which commenced commercial production on October 1, 2009.

(2)	Write-off of $865,779 of deferred exploration costs in 2008 relates to the Capcapo property where exploration activities have been halted due to the uncertainty of the current economic climate and the outcome of community consultation.

(3)	Deferred exploration and development costs are net of revenues and costs associated with ore mined and processed during the period prior to commercial operations of $3,056,091 for the 2009 year.

(4)	Deferred exploration and development costs include net revenues and costs associated with ore mined and processed during the period prior to commercial operations of $95,637 for the 2009 year.
Bong Mieu Gold Property
The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit). Olympus acquired this project in 1997. Olympus owns 80 percent and the Company’s Vietnamese partner owns 20 percent of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company pays a royalty equal to 3 percent of the sales price to the Vietnam Government. In 2009 and 2008 the Company also paid a 2 percent royalty based on 80 percent of the revenues of Bong Mieu to Zedex Minerals Limited. The Bong Mieu Underground property was put into commercial production in the second quarter of 2009.
Phuoc Son Gold Property

Annual Report 2009
The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. The Vietnamese partners have not, at this stage, paid their share of the funding requirements. Joint venture profits are to be shared in proportion to ownership once funding requirements are met. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.
Ore mined from Phuoc Son is currently being trucked to the Bong Mieu processing facility under a temporary trucking permit received on March 17, 2009. The temporary trucking permit expired on May 18, 2009 during which time Phuoc Son was permitted to truck up to 12,000 tonnes of ore. The Phuoc Son mining licence received mid September 2009 and effective to December 31, 2010 includes amongst others permission to truck a specified volume of ore from Phuoc Son to Bong Mieu during the full licence period. The Phuoc Son Gold Property was put into commercial production in the fourth quarter of 2009.
4. Asset Retirement Obligation

	December 31,	December 31,
	2009	2008
Balance, beginning of the year	$1,159,905	$699,842
Liabilities incurred	(168,339)	402,036
Liabilities settled and adjusted	(129,640)	(145,013)
Foreign exchange adjustment	6,275	160,046
Accretion	106,525	42,994

Balance, end of the period	974,726	1,159,905
Current portion	204,716	113,022

Non-current portion	$770,010	$1,046,883

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam. The Company estimated the cost of rehabilitating the sites at a discounted value of $974,726 ($1,114,851 undiscounted) over the next 8 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent. At December 31, 2009 the area of land needing to be regenerated at Bong Mieu was surveyed, this resulted in a downward adjustment to the asset retirement obligation as the actual area of land requiring regeneration was significantly less than that previously estimated.
The $974,726 will be spent as follows: 2010 — $204,716; 2011 — $179,188; 2012 — $128,243; 2013 — $430,843; 2014 — $16,397 and 2015 and thereafter — $15,339.
5. Loan Facility
The Non-Revolving Debt Facility was repaid in full in 2007.

Olympus Pacific Minerals Inc.
6. Property, Plant and Equipment

	December 31, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Building	$917,564	$605,271	$312,293	$884,337	$360,726	$523,611
Leasehold improvements	123,433	104,234	19,199	122,644	67,100	55,544
Machinery and equipment	9,060,946	3,883,501	5,177,445	7,112,255	2,332,826	4,779,429
Office equipment, furniture and fixtures	987,863	719,380	268,483	1,030,157	613,132	417,025
Vehicles	370,251	307,426	62,825	363,505	238,101	125,404
Infrastructure	4,422,529	1,831,897	2,590,632	3,313,310	1,043,317	2,269,993
Capital Assets in progress	999,861	—	999,861	2,513,734	—	2,513,734

	$16,882,447	$7,451,709	$9,430,738	$15,339,942	$4,655,202	$10,684,740

7. Capital Stock
Capital Management
The Company defines capital that it manages as its shareholders equity. In the past year, the Company has raised $5.2M cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long term growth strategy.
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

Annual Report 2009
At December 31, 2009, the Company has no debt and a cash balance of $5,718,725 [December 31, 2008 — $4,161,735] which exceeds the minimum liquidity cushion as determined by management and is sufficient to meet current budgeted operating expenditures.
Total managed capital as at December 31, 2009 was $48,697,567 [December 31, 2008 — $48,940,283]. The Company has no obligation to pay dividends on share capital. There have been no changes to the Company’s approach to capital management during the year.
Refer to note 16 for shares issued subsequent to December 31, 2009 as part of the amalgamation between Olympus Pacific Minerals NZ Limited and Zedex Minerals Limited.
a) Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2009 and 2008.

	Number of	Amount
	Shares	$

Common shares, January 1, 2008	232,377,011	$88,860,318

Share Issue Costs	—	19,375
Bonus common shares issued	46,090	24,808

Common shares, December 31, 2008	232,423,101	$88,904,501

Bonus common shares issued	784,480	343,537
Private Placement (1)	16,216,216	3,000,000
Common shares issued	52,734	3,375
Exercise of options (2)	18,982,248	5,221,326
Share issue costs (1)	—	(154,736)

Common shares, December 31, 2009	268,458,779	$97,318,003

(1)	In May 2009 the Company completed a non-brokered private placement of 16,216,216 shares at a price of US$0.1850 per share, for gross proceeds of $3,000,000 and net proceeds of $2,845,264. Agents for the private placement were paid a cash commission of 5 percent of the gross proceeds of the placement.

(2)	In December 2009 several officers of the Company exercised their 2009 options.
The following table shows movements in contributed surplus of the Company for years ended December 31, 2009 and 2008.

	December 31	December 31
	2009	2008

Balance, beginning of the period	$6,631,296	$5,582,694
Options granted and vested during the year	3,569,313	949,795
Options exercised during the year	(3,018,645)	—
Bonus common shares granted and vested during the year	—	109,362
Bonus common shares issued	(149,851)	(10,555)
Tax recovery on expiry of warrants	(93,627)	—

Balance, end of the period	$6,938,486	$6,631,296

Olympus Pacific Minerals Inc.
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
The following table provides a summary of the stock option activity for the years ended December 31, 2009 and December 31, 2008.

	December 31, 2009		December 31, 2008
		Weighted Average		Weighted Average
	Number	Exercise	Number	Exercise
	of Options	Price $CAD	of Options	Price $CAD

Outstanding, beginning of the period	19,589,184	0.52	17,592,334	0.53
Granted	20,755,560	0.12	4,121,850	0.42
Exercised	(18,982,248)	0.12	—	—
Cancelled/ Expired	(3,150,000)	0.43	(2,125,000)	0.42
Outstanding, end of the period	18,212,496	0.50	19,589,184	0.52
Options exercisable at the end of the period	15,531,262	0.51	14,789,890	0.52
The following table summarizes information about the stock options outstanding for the year ended December 31, 2009.

Options Outstanding				Options Exercisable
	Number		Weighted
Range of	Outstanding	Weighted	Average	Number
Exercise	As at	Average	Exercise	Exercisable	Weighted Average
Prices	Dec 31,	Remaining	Price	As at	Exercise Price
$CAD	2009	Life (years)	$CAD	Dec 31, 2009	$CAD

$0.12	1,773,312	4.01	0.12	1,773,312	0.12
$0.30 - 0.36	3,530,000	0.84	0.33	3,530,000	0.33
$0.40 - 0.45	4,350,184	1.97	0.40	1,835,617	0.41
$0.50 - 0.55	459,000	1.60	0.53	459,000	0.53
$0.60 - 0.65	3,850,000	2.60	0.65	3,683,333	0.65
$0.75	4,250,000	2.26	0.75	4,250,000	0.75

	18,212,496		0.50	15,531,262	0.51

During the year ended December 31, 2009, 20,755,560 options were issued and valued for accounting purposes throughout the year using the Black-Scholes calculation, at $3,300,646. The Black-Scholes calculations used a risk free rate of 0.5 to 0.8 percent, had an expected life 5 years, volatility of 94 percent — 100.6 percent and gave option values of CAD$0.09 — CAD$0.26.These options have an exercise price of CAD$0.12. The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (“VWAP”) which is the listing of the stock activities for five business days from the grant date. The vesting period for the most of the

Annual Report 2009
remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.
The total stock based compensation expense recognized for stock options during the year ended December 31, 2009 is $3,569,314 [2008 — $997,336; 2007- 2,114,536].
c) Warrants
The following table shows movements in number of warrants of the Company for the years ended December 31, 2009 and December 31, 2008.

	December 31, 2009		December 31, 2008
		Weighted Average
		Exercise		Weighted Average
	Number	Price	Number	Exercise
	of Warrants	$CAD	of Warrants	Price $CAD

Outstanding, beginning of the period	19,554,716	0.80	21,344,716	0.78
Granted	—	—	—
Exercised	—	—	—
Expired[1]	(19,554,716)	0.80	(1,790,000)	0.58

Outstanding, end of the period	—	—	19,554,716	0.80

1.	The warrants that expired related to the August 10, 2007 private placement. (2008 relates to the March 31, 2007 private placement)
d) Bonus Share Program for Non-Executive Employees
In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to a 1 year service requirement, 366,600 common shares on January 15, 2009. On the grant date, the fair value of these share awards including the cash bonus is $176,600.
The total compensation expense recognized for the bonus share program for the year ended December 31, 2009 was nil [2008 — $122,530].
e) Deferred Share Units
In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. The value of DSU cash payment changes with the fluctuations in the market value of the common shares. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the consolidated statements of operations in the period of the change. Total DSUs outstanding as at December 31, 2009 were 712,070 units. 482,760 DSUs were granted during the year ended December 31, 2009. Liabilities related to this plan are recorded in accrued liabilities in the consolidated balance sheet and totalled $203,260 as at December 31, 2009. Compensation expense related to this plan for the year ended December 30, 2009 was $237,598.

Olympus Pacific Minerals Inc.
8. Related Party Transactions and Loans
The Company entered into the following related party transactions during the 2009 year and loans as at December 31, 2009:

	Year-to-date December 31
	2009	2008

Consulting and legal fees	$184,852	$103,804
Management fees	$916,409	$834,755
Reimbursement of expenses	$390,048	$282,955
Royalties	$128,746	$134,177
Loans	$1,563,753	—

As at December 31, 2009, accounts payable was nil and accrued expenses were $595,850 in respect of these transactions.
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
Management fees and reimbursement of expenses
Management fees and reimbursement of expenses were incurred on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2009 and 2008; Wholesale Products Trading Limited associated with Peter Tiedemann in 2009 and 2008; Momentum Resources International Pty Limited associated with Colin Patterson in 2009 and 2008; Action Management Limited associated with Charles Barclay in 2009 and 2008, and Cawdor Holdings Limited associated with Russell Graham in 2009 and 2008.
Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.
Royalties
On January 1, 2006, Zedex Minerals Limited (Zedex) (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement. The royalty was calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.
Loans
As part of the amalgamation with Zedex (see Note 16), Olympus advanced funds in December to enable settlement of creditors at year end. The balance advanced to Zedex and its subsidiaries at December 31, 2009 is recognised in Accounts Receivable.

Annual Report 2009
9. Commitments, Contingencies and Contractual Obligations
As at December 31, 2009

		Less than				Year 5 and
Payment Due	Total	one year	Year 2	Year 3	Year 4	thereafter

Capital lease obligations	171,001	171,001	—	—	—	—

Operating leases	628,758	192,242	114,969	114,312	99,235	108,000
Purchase obligations — supplies & services	3,520,340	3,519,480	860	—	—	—
Purchase obligations — capital	—	—	—	—	—	—
Asset retirement obligations	974,726	204,716	179,188	128,243	430,843	31,736

Total	$5,294,825	$4,087,439	$295,017	$242,555	$530,078	$139,736

In the normal course of business, the Company is subject to various legal claims. Provisions are recorded where claims are likely.
10. Financial Instruments
The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and capital lease obligations. The carrying amount of cash, receivables, capital leases, payables and accruals is a reasonable approximation of fair value due to their short-term maturities. Cash is recorded at fair value, which is classified as a Level 1.
The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), commodity price risk, credit risk, political and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.
Market and commodity price risk
The profitability of the operating mine of the Company is related to the market price of gold and silver. At present, the Company does not use derivative instruments. The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within one week of shipment.
During the year the Company sold gold at the weighted average price of US$1,005 per ounce. A change of US $100 in the gold price per ounce the Company received would have changed the Company’s net loss by approximately $2,419,800 in 2009.
Foreign exchange risk
The Company operates in Canada, Vietnam, Malaysia, Australia, New Zealand and the Philippines. The functional and reporting currency of the parent company effective from January 1, 2009 has been changed to the US dollar. The functional currency of significant subsidiaries is also in US dollars. The subsidiaries transact in a variety of currencies but primarily in the US dollar and Vietnamese Dong.

Olympus Pacific Minerals Inc.
The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US and Canadian dollar cash. The corporate office is required to revalue the US dollar equivalent of the Canadian dollar cash at each period end. Foreign exchange gains and losses from the cash are recorded in earnings.
Based on the balances as at December 31, 2009, a 1 percent increase (decrease) in the exchange rates on that date would have resulted in a (decrease) increase of approximately $22,258 in earnings before income. There would be no effect in other comprehensive income.
At present, the Company does not hedge foreign currency transaction or translation exposures.
Interest rate risk
The Company was previously exposed to interest rate risk as interest on the variable interest rate US$2 million loan facility fluctuated due to changes in the LIBOR market interest rates. The loan was repaid in full on June 27, 2007.
There were no derivative instruments related to interest rates outstanding as at December 31, 2009 and December 31, 2008.
Credit risk
Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. The Company minimizes its exposure by holding cash with two major financial institutions in Canada.
One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within one week of shipment. The Company’s receivables are all current.
Liquidity risk
Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at December 31, 2009, the Company was holding cash and cash equivalents of $5,718,725 [December 31, 2008 — $4,161,735]. Over 90 percent of the Company’s cash balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.
11. Capital Lease Obligations
The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31,	December 31,
	2009	2008

Total minimum lease payment	$171,001	$570,216
Less: current portion	(171,001)	(570,216)

	$—	$—

The capital lease obligations were renegotiated during the 2009 year.

Annual Report 2009
12. Inventory

	December 31,	December 31,
	2009	2008

Doré Bars	$259,524	$155,518
Ore in stockpiles	524,978	311,371
Gold in circuit	26,115	174,375
Mine operating supplies	2,267,601	2,429,098

Total	$3,078,218	$3,070,362

No inventory write-down has been recognized during 2009.
13. Income Taxes
A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2009	2008	2007
Loss	$(8,833,000)	$(7,950,000)	$(8,319,000)

Expected tax benefit	(2,915,000)	(2,662,000)	(2,839,000)
Issue costs	(304,000)	(276,000)	(321,000)
Foreign tax differential	111,000	200,000	(785,000)
Foreign exchange on Vietnam losses	—	1,174,000	—
Non-deductible portion	1,192,000	(1,635,000)	1,981,000
Other	204,000	812,000	—
Benefit of current year loss not recognized	2,226,000	2,387,000	1,964,000

Total income tax expense	$514,000	$—	$—

The components of the Company’s future income tax assets are as follows:

	2009	2008	2007

Non-capital losses carried forward	$7,576,000	$7,288,000	$5,332,000
Issue costs	500,000	616,000	707,000
Capital assets	53,000	64,000	49,000
Resource related deductions	500,000	572,000	592,000

Future income tax asset	8,629,000	8,540,000	6,680,000
Future income tax liability	(329,000)	(1,712,000)	—

Net future income tax asset	8,300,000	6,828,000	6,680,000

Valuation allowance	(8,300,000)	(6,828,000)	(6,680,000)

Net future income tax asset	$—	$—	$—

The Company has non-capital loss carryforwards of $33,124,000 (2008 — $29,136,000), the benefits of which have not been recognized in these financial statements and which can be used to reduce future taxable income in the years up to and including 2029.

Olympus Pacific Minerals Inc.

Non-capital loss carryforwards	Year of loss	Note	Amount	Expiry Date

Canada	2009	1	2,510,000	2029
Vietnam	2009	2	2,228,000	2014
Canada	2008	1	$3,201,000	2028
Vietnam	2008	2	1,308,000	2013
Canada	2007	1	$7,605,000	2027
Vietnam	2007	2	1,342,000	2012
Canada	2006	1	2,654,000	2026
Vietnam	2006	2	8,059,000	2011
Canada	2005	3	1,088,000	2015
Canada	2004	3	2,313,000	2014
Canada	2003	4	816,000	2010

Total non-capital loss carryforwards			$33,124,000

(1)	— Loss carryforward of 20 years

(2)	— Vietnam has a loss carryforward of 5 years

(3)	— Loss carryforward of 10 years

(4)	— Loss carryforward of 7 years
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
14. Memorandum of Agreement
On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60 percent interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. All previously capitalized costs in relation to this project have been written-off in 2008, refer to note 3.
15. Comparative Consolidated Financial Statements
The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements. Professional and consulting fees are now reported jointly and Investor relations, promotion and Shareholder information is now jointly reported. Assets previously recorded as property, plant and equipment were reclassified to deferred development and exploration in the amount of $991,336 for the year ended December 31, 2008.

Annual Report 2009
16. Material Events After the Balance Sheet Date
The following material events have occurred subsequent to December 31, 2009:
a) •	On January 12, 2010, the Company and Zedex amalgamated and Zedex Shareholders shares were cancelled and they were allocated 1 common share in Olympus in exchange for 2.4 common shares in Zedex. Total consideration for the amalgamation amounted to approximately US$34.8 million, and was paid to Zedex shareholders by way of redistribution of the 65,551,043 Olympus shares that Zedex already held along with the issuing of a further 54,226,405 new Olympus shares. In addition, 4,395,835 stock options were issued by Olympus to compensate the cancellation of Zedex options. The 54,226,405 new common shares in Olympus were issued on January 25, 2010.

Zedex management staff were provided with contracts with Olympus. Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus on December 17, 2009. Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Olympus and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice president Finance for Olympus.

All costs associated with the amalgamation have been expensed during the year, these being recorded in professional and consulting fees in the consolidated statement of operations and comprehensive loss.

The acquisition will be accounted for as a business combination with Olympus being identified as the acquirer. The purchase method of accounting will be used and earnings will be consolidated from the acquisition date. The Company is in the process of evaluating the fair value of assets acquired and liabilities assumed, including goodwill, if any. As a result of this acquisition, the Company will no longer have the obligation to pay the 2 percent royalty to Zedex.

•	On January 4, 2010 the Company issued 3,702,629 options to officers of the Company in relation to their 2010 management contracts. The options vest immediately, have an exercise price of CAD$0.40 and can be exercised on or before December 31, 2014.

•	In 2010 the Company agreed to issue 951,703 common shares in settlement of AUD$319,335 consultancy fee related to the amalgamation with Zedex. The fee is included in accounts payable at December 31, 2009.

•	In March 2010 the Company entered into a Securities Purchase Agreement with an independent investor for the issue of CAD$10,000,000 and a maximum of CAD$12,750,000 of Units. The funds will be used in the establishment of a processing plant at Phuoc Son. Each Unit consist of: (i) a nine (9) percent subordinated unsecured convertible promissory note of the Company in the aggregate principal amount of CAD $0.84 per unit, which is convertible into shares of the Company’s common stock, with no par value at CAD $0.42 per share, and (ii) two (2) separate common stock purchase warrants, the first of which is fully vested and immediately exercisable for the purchase of one share of Common Stock at an exercise price of CAD $0.50 per share and the second of which is exercisable for the purchase of two shares of Common Stock at an exercise price of CAD $0.42 per share. On March 26, 2010, the Company closed this transaction and received CAD$11,729,988 in net proceeds.

b) —	In June 2010 the Company completed the placement of US$21.96 million of Gold Delivery Notes. The funds will be used for the construction of a processing facility at the Company’s Phuoc son and Bong Mieu Mines in Vietnam, general exploration and corporate purposes. Each Gold Delivery Unit consists of: (i) an eight percent (8%) senior secured redeemable gold delivery promissory note of the Company (each, a “Note” and, collectively, the “Notes”) in the stated or deemed principal amount of US$10,000, and (ii) a detachable common stock purchase warrant (each, a “Warrant” and, collectively, the “Warrants”) for the purchase of 3,470 common shares (“Common Shares”), exercisable on or before May 31, 2013 at an

Olympus Pacific Minerals Inc.
exercise price of CAD $0.60 per share (subject to standard anti-dilution adjustment). The Warrants may be exercised on a “cashless” or “net exercise” basis at the option of the holder.

The Notes mature on May 31, 2013 (the “Maturity Date”), bear interest at the rate of 8% per annum, and are secured obligations of the Company.

•	In May 2010 the Company increased the quantum of shares reserved with the Toronto Stock Exchange to the maximum allowable for issuance upon the exercise of stock options granted pursuant to the term’s of its Stock Option Plan as approved by the TSX.

•	In May 2010 shareholders approved the issue of 3,000,000 incentive stock options to Directors of the Company and 350,000 incentive stock options to the Company Secretary, each option exercisable for a period of five years for the purchase of one common share of the Company at a price of CAD$0.42 per common share.

•	In May 2010 shareholders approved the issue of 3,000,000 incentive stock options to Directors of the Company and 350,000 incentive stock options to the Company Secretary, each option exercisable for a period of five years for the purchase of one common share of the Company at a price of CAD$0.60 per common share.

Annual Report 2009
17. Differences from Generally Accepted Accounting Principles- Restated
These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our income statements, balance sheets and statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.
a) Exploration and development expenditures
For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred in relation to the ore bodies on its properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of ore body exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable.
Under US GAAP, exploration expenditures (as defined below) incurred in relation to ore bodies on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (“SEC”) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but are expensed under US GAAP. As a result, any related amortization, impairment charges or write-offs on deferred exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed. The costs of acquiring mineral properties and mineral rights are capitalized under US GAAP.
In 2008 Phuoc Son reported proven and probable reserves and completed a positive feasibility study as announced on April 1, 2008. Since this time all development costs relating to proven and probable reserves on the property have been capitalized under US GAAP, totaling $4,797,776. No development costs have been capitalized relating to Bong Mieu as no feasibility study has been completed.
Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling. Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves. Costs incurred at brownfield sites that meet the above criteria are capitalized as ore body development costs. All other drilling and related exploration costs, including costs incurred to expand upon proven and probable reserves incurred at these sites are expensed as mine site exploration.
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

Olympus Pacific Minerals Inc.
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
Nui Kem was put into commercial production on April 1, 2009 under Canadian GAAP. All revenues and expenses related to Nui Kem are capitalized to deferred development costs prior to this date under Canadian GAAP but are recognized in the consolidated statement of operations under US GAAP. Nui Kem does not have any mineralization under the SEC Industry Guide No 7.
Phuoc Son was put into commercial production on October 1, 2009 under Canadian GAAP and US GAAP. All revenues, cost of sales and other expenses until this date are capitalized to deferred exploration and development costs under Canadian GAAP. Revenues and cost of sales are recognized in the consolidated statements of operations under US GAAP.
c) Restatement of 2008 financial statements reconciliation
The comparative 2008 US GAAP reconciliation has been restated as Phuoc Son sales of $1,418,788 and the related cost of sales of $1,051,033, were incorrectly deferred, and have now been correctly reported in the consolidated statement of operations.
As a result, the 2008 net loss and comprehensive loss under US GAAP have decreased by $367,755 and deferred development costs and the Total Shareholders’ equity have increased by the same amount for both 2008 and 2009. The 2008 consolidated cash flow was changed by decreasing the cash used in operating activities and increasing the cash used in investing activities by $367,755.

Annual Report 2009
d) Reconciliation of consolidated balance sheet- Restated

			2009			2008
			Canadian		US	Canadian		US
For the years ended December 31	Notes		GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Current assets			$12,341,125	—	$12,341,125	$9,719,458	$—	$9,719,458

Long-term assets
Mineral properties	(b	)	7,203,352	(30,623)	7,172,729	7,810,307	(30,623)	7,779,684
Capital assets(i)	(b	)	9,430,738	(64,782)	9,365,956	11,676,076	(64,782)	11,611,294
Deferred exploration and development costs	(a	)	25,049,053	(20,251,277)	4,797,776	25,076,511	(21,530,980)	3,545,531

			41,683,143	(20,346,682)	21,336,461	44,562,894	(21,626,385)	22,936,509

Total Assets			$54,024,268	$(20,346,682)	$33,677,586	$54,282,352	$(21,626,385)	$32,655,967

Total Liabilities			5,710,185	—	5,710,185	5,342,069	—	5,342,069

Equity attributable to equity owners			48,758,116	(20,451,357)	28,306,759	48,940,283	(21,626,385)	26,313,898
Non-controlling interest			(444,033)	104,675	(339,358)	—	—	—

Total Shareholders’ equity			48,314,083	(20,346,682)	27,967,401	48,940,283	(21,626,385)	26,313,898

Total liabilities and Shareholders’ equity			$54,024,268	$(20,714,437)	$33,677,586	$54,282,352	$(21,626,385)	$32,655,967

(i)	Under Canadian GAAP, capitalized interest is recorded as an addition to deferred development costs and under US GAAP, capitalizated interest is recorded as an addition to capital assets.

Olympus Pacific Minerals Inc.
e) Reconciliation of consolidated net income

				2008
For the years ended December 31	Notes		2009	-Restated	2007

Net loss under Canadian GAAP			$9,346,892	$7,950,031	$8,319,348
Sales	(b	)	(7,928,120)	(2,303,888)	—
Cost, amortization and expenses	(a)&	(b)	4,733,933	2,554,950	—
Exploration expenditures	(a	)	1,903,759	5,390,363	7,427,030
Reverse write-down	(a	)	—	(865,791)	—

Net loss under US GAAP			$8,056,464	$12,725,665	$15,746,378
Attributable to Non-controlling interest			339,358	—	—

Attributable to equity owners			$7,717,106	$12,725,665	$15,746,378

Currency Translation Adjustment under Canadian GAAP			—	12,250,965	(3,287,889)
US GAAP Adjustment			—	(4,019,444)	(2,017,597)

Currency Translation Adjustment under Canadian GAAP			—	8,231,521	(5,305,486)

Total Comprehensive loss under US GAAP			$8,056,464	$20,957,186	$10,440,892
Attributable to Non-controlling interest			339,358	—	—

Attributable to equity owners			$7,717,106	$20,957,186	$10,440,892

Basic and diluted loss per common share attributable to equity holders under US GAAP			$0.03	$0.05	$0.08

f) Consolidated statements of cash flows under US GAAP
Exploration expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP. Cash flows under US GAAP were as follows:

		2008-
For the years ended December 31	2009	Restated	2007

Activities
Operating	(114,758)	(12,177,469)	(10,571,616)
Investing	(3,050,293)	(7,752,185)	(1,170,249)
Financing	4,652,105	(513,375)	33,238,172
Cash and equivalents at the beginning of year	4,161,735	24,310,245	3,325,436

Effect of foreign exchange rate changes on cash	69,936	294,519	(511,499)

Cash and equivalent at end of year	$5,718,725	$4,161,735	$24,310,245

g) US GAAP Recent Developments
In May 2009, the FASB issued Accounting Standards Codification (“ASC”) 855-10, Subsequent Events (“ASC 855-10”) (formerly SFAS Statement No 165), which establishes principles and requirements for subsequent events. In particular, ASC 855-10 sets forth: (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. Subsequently, on February 24, 2010, the FASB issued Accounting Standards Update (ASU) 2010-09 to amend ASC 855, which is effective immediately. As a result of the ASU, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements.

Annual Report 2009
In February 2008, the FASB issued guidance as outlined in the Financial Instruments Topic ASC 820 (“ASC 820-10-65-1”), originally released FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”). This guidance defers the effective date of the Financial Instruments Topic, for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. This guidance defers the effective date to fiscal years beginning after November 15, 2008, for items within the scope of ASC 820-10-65-1. The Company adopted this guidance on January 1, 2009. The adoption of this guidance did not have a material impact on the company’s financial statement disclosures.
In December 2007, the FASB issued guidance as outlined in the Consolidations Topic ASC 810 “ASC 810-10-65”), originally released as FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (FAS 160). This guidance establishes accounting and reporting standards for entities that have equity investments that are not attributable directly to the parent, called non-controlling interests or minority interests. Additionally, the guidance states where and how to report non-controlling interests in the consolidated statements of financial position and operations, how to account for changes in non-controlling interests and provides disclosure requirements. The adoption of this guidance resulted in the recognition of the allocation of the net loss to non-controlling interest for losses incurred at subsidiaries that are not fully owned.
In December 2007, the FASB issued guidance as outlined in the revised Business Combinations Topic ASC 805 (“ASC 805”), originally released as FASB Statement No. 141(R), Business Combinations. This guidance establishes how an entity accounts for identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination. As a result of the adoption of this standard, all costs associated with the amalgamation between the Company and Zedex have been expensed in the period they were incurred.
In June 2009, the FASB issued new guidance which is now part of ASC 105-10 (the “Codification”) (formerly Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles), which will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of the Codification, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification only had the effect of amending references to authoritative accounting guidance in the company’s consolidated financial statements.
g) Recently Issued Accounting Pronouncements and Developments
Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company’s consolidated financial position, results of operations and disclosures.
Variable Interest Entities
In June 2009, the ASC 810 guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in variable interest entity (a “VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics:
(i)	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

(ii)	The obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.
The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010. The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.

Olympus Pacific Minerals Inc.
Fair Value Accounting
In January 2010, the ASC 820 guidance for fair value measurements and disclosure was updated to require additional disclosures related to:
(i)	Transfers in and out of level 1 and 2 fair value measurements; and

(ii)	Enhanced detail in the level 3 reconciliation.
The guidance was amended to provide clarity about:
(i)	The level of disaggregation required for assets and liabilities; and

(ii)	The disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3.
The updated guidance is effective for the Company’s fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011.
The Company is evaluating the potential impact of adopting this guidance on the Company’s consolidated financial position, results of operations and cash flows.
END OF NOTES TO FINANCIAL STATEMENTS