Form 20-F/A
period 2008-12-31
OLYMPUS PACIFIC MINERALS INC
filed 2010-12-08
CIK 1164099

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

ITEM 17. Financial Statements
ITEM 19. Exhibits
SIGNATURES
EX-12.1
EX-12.2
EX-13.1
EX-13.2

EXPLANATORY NOTE
     Olympus Pacific Minerals Inc. (the “Company”) is filing this Amendment No. 3 on Form 20-F/A to amend (i) Item 17. Financial Statements to revise the Auditors Report to include the name of Ernst & Young LLP as the Company’s auditors, and to include the effective date of Note 16, and (ii) Item 19. Exhibits to include updated certifications for its Chief Executive Officer and Chief Financial Officer.

ITEM 17. Financial Statements
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

ITEM 19. Exhibits
1.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1. Articles of Incorporation and By Laws
1.1.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1.1 Certificates of Status, Amendment, Continuance
1.2.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 1.2 Bylaws as currently in effect.
2.	Instruments defining the rights of holders of equity — refer to exhibit 1 under 19B.
3.	Material Contracts
3.1.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.1 - Mining Permit — dated July 22, 1992
3.2.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.2 - Right to Use Land Certificate — dated October 9, 1993
3.3.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.3 - Investment License — No: 140 / GP, dated March 5, 1991 and Amendments
3.4.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.4 — Debt Finance Facility Agreement — dated February 8, 2006
3.5.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.5 - Mining License No 116/GP -BTNMT — dated January 23, 2006
3.6.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.7 - Investment License No. 2355/GP — dated October 20, 2003
3.7.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.8 - Joint Venture Agreement — dated March 5, 2003.
3.8.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 - Agreement for Fulfilment of Contract, dated September 16, 2006 and cancellation of agreement on November 27, 2006.
3.9.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 - Memorandum of Agreement and Supplement — November 24, 2006
3.10.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.9 - Stock Option Plan — September 12, 2003
3.11.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.13 - Management service agreement with Momentum Resources International Pty Ltd. — dated July 16, 2005 and amendment dated January 28, 2008.
3.12.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.17 - Argor Heraeus Refining Contract — dated January 11, 2005
3.13.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.18 - Dragon Equity and Debt Financing dated December 17, 2004

3.14.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.19 - Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and Olympus Pacific Minerals, Inc. dated January 1, 2006

3.15.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.20 - Certificate of Incorporation and Articles of Incorporation of Kadabra Mining Corp — May, 2007.

3.16.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.22 - Share Placement Documents dated March 19, 2007

3.17.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.23 - Shareholders Rights Plan — dated June 25, 2007

3.18.	Stock Option Plan — dated June 7, 2007

3.19.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.25 - Code of Ethics — September 19, 2006

3.20.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.27 - Framework of Laos and Cambodia Joint Venture Agreement, July 17, 2007.

3.21.	Reference is made to the 2007 20F Annual Return dated March 28, 2008 exhibit 3.28 - Exploration License dated January 10, 2008

3.22.	Reference is made to the Amended Registration Statement of Form 20-F-A dated June 29, 2007, submitted to the Securities and Exchange Commission on June 29, 2007 for exhibits 19B.1 — 19B.3.24.

3.23.	Reference is made to the Amended Registration Statement of Form 20-F-A dated July 13, 2007 for exhibit 19B3.25 and November 13, 2007 for exhibits 19B.3.26 and 19B.3.27.

3.24.	Reference is made to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 15, 2010, for Management Service Agreement with Huong Le-Dao dated September 1, 2008.

3.25.	Employment Agreement with Thomas Rodney Pervical Jones dated January 1, 2008.

3.26.	Reference is made to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 15, 2010 for Management service agreement with Orangue Holdings Limited, dated January 1, 2008 to provide the services of David Seton.

3.27.	Reference is made to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 15, 2010 for Management service agreement with Action Management Limited, dated January 1, 2008, to provide the services of Charles Barclay.

3.28.	Reference is made to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 15, 2010, for Management Service Agreement with Wholesale Products Limited, dated January 1, 2008, to provide the services of Peter Tiedemann.

3.29.	Reference is made to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 15, 2010, for Management Service Agreement with Cawdor Holdings Limited, dated January 1, 2008, to provide the services of Russell Graham.

3.30.	Reference is made to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 15, 2010, for Employment Agreement with James Hamilton dated January 1, 2008.

3.31.	Reference is made to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 15, 2010, for Bong Mieu Exploration Licence No 2125/GP-BTNMT

3.32.	Reference is made to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 15, 2010, for Gold Export Certificates - dated December 31, 2008

3.33.	Reference is made to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 15, 2010, for Addendum 3 to the Refining Contract of November 1st 2005 dated December 10, 2008 between Argor-Hearaeus SA and Bong Mieu Gold Mining Company.

4.	List of Subsidiaries
The Company has the following subsidiaries:
a.	Formwell Holdings Ltd. — incorporated in British Virgin Islands;
b.	Bong Mieu Holdings Ltd. — incorporated in Thailand;
c.	Bong Mieu Gold Mining Company Limited — incorporated in Vietnam (80% owned by Bong Mieu Holdings Ltd.;
d.	Olympus Pacific Vietnam Ltd. — incorporated in British Virgin Islands;
e.	New Vietnam Mining Corporation (NVMC) — incorporated in British Virgin Islands;
f.	Phuoc Sun Gold Company Limited — incorporated in Vietnam (85% owned by New Vietnam Mining Corporation (NVMC);
g.	Olympus Pacific Thailand Ltd. — incorporated in British Virgin Islands;
h.	Kadabra Mining Corp. — incorporated in Phillipines;
i.	Olympus Pacific Minerals Inc Vietnam Ltd. — incorporated in Vietnam
5.	Consents

5.1.	Reference is made to Amendment No. 2 to Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on July 15, 2010, for Consent of Terra Mining Consultants and Stevens & Associates

12.	Certifications
	12.1.	Certification of Chief Executive Officer

	12.2.	Certification of Chief Financial Officer
13.	Certifications
	13.1.	Certification of Chief Executive Officer

	13.2.	Certification of Chief Financial Officer

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Olympus Pacific Minerals Inc.

By:	/s/ John Seton

Name: John Seton
Title: Chief Financial Officer

Date: December 7, 2010

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
/s/ Ernst & Young LLP
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
March 30, 2009
(Except for note 16, as to which the date is July 14, 2010)

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