Form 20-F/A
period 2009-12-31
OLYMPUS PACIFIC MINERALS INC
filed 2010-12-14
CIK 1164099

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
Olympus Pacific Minerals Inc.
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
☑ Item 17     ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐     No ☑

EXPLANATORY NOTE
     Olympus Pacific Minerals Inc. (the “Company”) is filing this Amendment No.1 on Form 20-F/A to amend (i) Item 4. Information on the Company. to revise certain disclosures regarding its mining properties in Vietnam and the Philippines, and (ii) Item 15. Controls and Procedures. to revise its disclosures regarding (a) the effectiveness of its disclosures controls and procedures and (b) changes in its internal controls over financial reporting.

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
Bong Mieu East - Ho Ray Deposit, Thac Trang and Rung De Prospects
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
(g) Resource and Reserve Estimates
The central goldfield area has been the principal focus of exploration since commencement of the JV in November, 2006. An independent consultant commissioned by Zedex Minerals Limited when they held this mineral interest has formally established a gold resource which is currently in the process of being converted to NI43-101 resource. This comprises three near-surface deposits (Jugan, Pejiru and Sirenggok), with a subordinate contribution from auriferous tailings at the historic BYG Gold Mine. Potential for substantial additional gold resource has also been estimated (by independent consultant) in deposit extensions and closely adjacent zones. Other (as yet unexplored) potential remains within peripheral zones. All of the resource estimated deposits lie within granted “mining” tenements (i.e. either Mining Licences or Mining Certificates).
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

PART II
ITEM 15: CONTROLS AND PROCEDURES
15.T.1 (a) Disclosure Controls and Procedures of the Company’s Chief Executive Officer
Based on an evaluation under the supervision and with the participation of the Company’s management, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, were ineffective as of December 31, 2009 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Changes in Internal Control over Financial Reporting
     There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. However, because of the errors discovered in November 2009 described above in Description and Impact of Material Weakness, in 2010 the Company adopted the Remediation Plan described above which was intended to correct the material weaknesses it believed existed in 2009 in its disclosure and financial reporting controls.

19. Exhibits
1.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 1. Articles of Incorporation and By Laws

1.1.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 1.1 Certificates of Status, Amendment, Continuance

1.2.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 1.2 Bylaws as currently in effect.

2.	Instruments defining the rights of holders of equity — refer to exhibit 1 under 19B.

3.	Material Contracts

3.1.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.1 — Mining Permit — dated July 22, 1992

3.2.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.2 — Right to Use Land Certificate — dated October 9, 1993

3.3.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.3 — Investment License — No: 140 / GP, dated March 5, 1991 and Amendments

3.4.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.4 — Debt Finance Facility Agreement — dated February 8, 2006

3.5.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.5 — Mining License No 116/GP —BTNMT — dated January 23, 2006

3.6.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.7 — Investment License No. 2355/GP — dated October 20, 2003

3.7.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.8 — Joint Venture Agreement — dated March 5, 2003.

3.8.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.9 — Agreement for Fulfilment of Contract, dated September 16, 2006 and cancellation of agreement on November 27, 2006.

3.9.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.9 — Memorandum of Agreement and Supplement — November 24, 2006

3.10.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.9 — Stock Option Plan — September 12, 2003

3.11.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.13 — Management service agreement with Momentum Resources International Pty Ltd. — dated July 16, 2005 and amendment dated January 28, 2008.

3.12.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.17 — Argor Heraeus Refining Contract — dated January 11, 2005

3.13.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.18 — Dragon Equity and Debt Financing dated December 17, 2004

3.14.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.19 — Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and Olympus Pacific Minerals, Inc. dated January 1, 2006

3.15.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.20 — Certificate of Incorporation and Articles of Incorporation of Kadabra Mining Corp — May, 2007.

3.16.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.22 — Share Placement Documents dated March 19, 2007

3.17.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.23 — Shareholders Rights Plan — dated June 25, 2007

3.18.	Stock Option Plan — dated June 7, 2007. Reference is made to the Amended Annual Report on Form 20-F for the year ended December 31, 2008, dated February 3, 2010.

3.19.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.25 — Code of Ethics — September 19, 2006

3.20.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.27 — Framework of Laos and Cambodia Joint Venture Agreement, July 17, 2007.

3.21.	Reference is made to the 2007 20F Annual Report dated March 28, 2008 exhibit 3.28 — Exploration License dated January 10, 2008

3.22.	Reference is made to the Amended Registration Statement of Form 20-F-A dated June 29, 2007, submitted to the Securities and Exchange Commission on June 29, 2007 for exhibits 19B.1 — 19B.3.24.

3.23.	Reference is made to the Amended Registration Statement of Form 20-F-A dated July 13, 2007 for exhibit 19B3.25 and November 13, 2007 for exhibits 19B.3.26 and 19B.3.27.

3.24.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.24 Management Service Agreement with Huong Le-Dao dated September 1, 2008.

3.25.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.25 Employment Agreement with Thomas Rodney Pervical Jones dated January 1, 2008.

3.26.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.26 Management service agreement with Orangue Holdings Limited, dated January 1, 2008 to provide the services of David Seton.

3.27.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.27 Management service agreement with Action Management Limited, dated January 1, 2008, to provide the services of Charles Barclay.

3.28.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.28 Management Service Agreement with Wholesale Products Limited, dated January 1, 2008, to provide the services of Peter Tiedemann.

3.29.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.29 Management Service Agreement with Cawdor Holdings Limited, dated January 1, 2008, to provide the services of Russell Graham.

3.30.	Reference is made to the 2009 20F Annual Report dated July 15, 2010 exhibit 3.30 Management Service Agreement with Avora Limited as Trustee of Lloyd Beaumont Trust, dated January 1, 2010, to provide the services of Paul Seton.

3.31.	Reference is made to the 2009 20F Annual Report dated July 15, 2010 exhibit 3.31 Management Service Agreement with Whakapai Consulting Limited, dated January 1, 2010, to provide the services of S. Jane Bell

3.32.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.30 Employment Agreement with James Hamilton dated January 1, 2008.

3.33.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.31 Bong Mieu Exploration Licence No 2125/GP-BTNMT

3.34.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.32 Gold Export Certificates — dated December 31, 2008

3.35.	Reference is made to the 2008 20F Annual Report dated March 31,2009 exhibit 3.33 Addendum 3 to the Refining Contract of November 1st 2005 dated December 10, 2008 between Argor-Hearaeus SA and Bong Mieu Gold Mining Company.

3.36.	Reference is made to the 2009 20F Annual Report dated July 15, 2010 exhibit 3.36 Gold Export Certificates — dated December 31, 2009

3.37.	Reference is made to the 2009 20F Annual Report dated July 15, 2010 exhibit 3.37 Convertible Loan Note Agreement and attachment dated March 26, 2010

3.38.	Reference is made to the 2009 20F Annual Report dated July 15, 2010 exhibit 3.38 Gold Loan Note Agreement dated June 19, 2010

3.39.	Zedex Amalgamation Document — reference is made to Form CB filed with the SEC on November 19, 2009.

3.40.	Reference is made to the 2009 20F Annual Report dated July 15, 2010 exhibit 3.40 Bau Joint Venture Agreement dated November 2006 and Schedules to Joint Venture Agreement

3.41.	Reference is made to the 2009 20F Annual Report dated July 15, 2010 exhibit 3.41 Foreign Investment Committee Approval of Bau Joint Venture dated November 9, 2007

3.42.	Reference is made to the 2009 20F Annual Report dated July 15, 2010 exhibit 3.42 Tien Thuan Joint Venture Agreement — dated November 1, 2006
4. List of Subsidiaries
          The Company has the following subsidiaries:
a.	Formwell Holdings Ltd. — incorporated in British Virgin Islands;

b.	Bong Mieu Holdings Ltd. — incorporated in Thailand;

c.	Bong Mieu Gold Mining Company Limited — incorporated in Vietnam (80% owned by Bong Mieu Holdings Ltd.;

d.	Olympus Pacific Vietnam Ltd. — incorporated in British Virgin Islands;

e.	New Vietnam Mining Corporation (NVMC) — incorporated in British Virgin Islands;

f.	Phuoc Sun Gold Company Limited — incorporated in Vietnam (85% owned by New Vietnam Mining Corporation (NVMC);

g.	Olympus Pacific Thailand Ltd. — incorporated in British Virgin Islands;

h.	Kadabra Mining Corp. — incorporated in Philippines;

i.	Olympus Pacific Minerals Inc Vietnam Ltd. — incorporated in Vietnam;

j.	Olympus Pacific Minerals NZ Ltd. — incorporated in New Zealand;

k.	Parnell Cracroft Ltd — incorporated in British Virgin Islands;

l.	GR Enmore Pty Ltd. — incorporated in Australia (acquired as a result of the Zedex transaction which completed on January 12, 2010);

m.	Binh Dinh NZ Gold Company Ltd. — incorporated in Vietnam (acquired as a result of the Zedex transaction which completed on January 12, 2010);

n.	North Borneo Gold Sdn Bhd — incorporated in Malaysia (acquired as a result of the Zedex transaction which completed on January 12, 2010);

o.	Bau Mining Co Ltd — incorporate in Samoa (acquired as a result of the Zedex transaction which completed on January 12, 2010);

p.	KS Mining Ltd — incorporated in Samoa (acquired as a result of the Zedex transaction which completed on January 12, 2010)
5. Consents
5.1.	Reference is made to the 2009 20F Annual Report dated July 15, 2010 exhibit 5.1 Consent of Terra Mining Consultants and Stevens & Associates
12. Certifications
12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13. Certifications
13.1	Certification of Chief Executive Officer

13.2	Certification of Chief Financial Officer

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Olympus Pacific Minerals Inc.
By:	/s/ John Seton
John Seton
Chief Financial Officer

Date: December 14, 2010