Form 20-F
period 2010-12-31
OLYMPUS PACIFIC MINERALS INC
filed 2011-06-08
CIK 1164099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ____________ to __________

Commission file number 0-52324

Olympus Pacific Minerals Inc.
(Exact name of Registrant as specified in its charter)

n/a.
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

Suite 500 – 10 King Street East Toronto, Ontario Canada, M5C 1C3
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class None	Name of each exchange on which registered N/A

Securities to be registered pursuant to Section 12(g) of the Act:	common shares (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  380,504,739

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ]      No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes [ X ]      No [  ]

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
Yes [X]      No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [  ]      No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated file [  ]     Accelerated file [  ]     Non-accelerated file [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

U.S. GAAP [   ]      International Financial Reporting Standards as issued Other [X]
                                  By the International Accounting Standards Board [       ]

If “Other” has been checked in response to the previous question, indicate by check mark which  financial statement item the registrant has elected to follow.
 [X] Item 17   [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes [  ]      No [X ]

Table of Contents

Glossary		-iii-
Cautionary Note Regarding Forward-Looking Information		-vii-
ITEM 1:	Identity of Directors, Senior Management and Advisers	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
3A.	Selected Financial Data	1
3B.	Capitalization and Indebtedness	2
3C.	Reasons for the Offer and Use of Proceeds	2
3D.	Risk Factors	2
ITEM 4:	Information on the Company	11
4A.	History and Development of the Company	11
4B.	Business Overview	19
4C.	Organizational Structure	24
4D.	Property, Plant and Equipment	24
	Phuoc Son Gold Property	33
	Bong Mieu Gold Property	42
	Capcapo Property, The Philippines	51
	Bau Gold Property, East Malaysia	55
	Tien Thuan Gold Project, Central Vietnam	60
	GR Enmore Gold Project, New South Wales, Australia	64
ITEM 4A:	Unresolved Staff Comments	66
ITEM 5:	Operating and Financial Review and Prospects	66
5A.	Operating Results	67
5B.	Liquidity and Capital Resources	74
5C.	Research and development, patents and licenses, etc.	74
5D.	Trend Information	75
5E.	Off-Balance Sheet Arrangements	75
5F.	Tabular Disclosure of Contractual Obligations as at December 31, 2010	75
ITEM 6:	Directors, Senior Management, and Employees	76
6A.	Directors and Senior Management	76
6B.	Compensation	80
6C.	Board Practices	86
6D.	Employees	86
6E.	Share Ownership	86
ITEM 7:	Major Shareholders and Related Party Transactions	88
7A.	Major Shareholders	88
7B.	Related Party Transactions	89
7C.	Interests of Experts and Counsel	90
ITEM 8:	Financial Information	91
8A.	Consolidated Statements and Other Financial Information	91
8B.	Significant Changes	91
ITEM 9:	The Offer and Listing	92
9A.	Offer and Listing Details	92
9B.	Plan of Distribution	95
9C.	Markets	95
9D.	Selling Shareholders	95
9E.	Dilution	95
9F.	Expenses of the Issue	95

- i -

ITEM 10:	Additional Information
10A.	Share Capital	95
10B.	Memorandum and Articles of Association	95
10C.	Material Contracts	95
10D.	Exchange Controls	97
10E.	Taxation	98
10E.1.	Certain Canadian Federal Income Tax Consequences - General	98
10E.2.	Dividends	98
10E.3.	Disposition of Common Shares	98
10E.4.	United States Taxation	99
10F.	Dividends and Paying Agents	104
10G.	Statements by Experts	104
10H.	Documents on Display	104
10I.	Subsidiary Information	104
ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	104
ITEM 12:	Description of Securities other than Equity Securities	104
ITEM 13:	Defaults, Dividend Arrearages and Delinquencies	105
ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	105
ITEM 15:	Controls and Procedures	105
ITEM 16:	[RESERVED]	106
ITEM 16A.	Audit Committee Financial Expert	106
ITEM 16B.	Code of Ethics	106
ITEM 16C.	Principal Accountant Fees and Services	106
ITEM 16D.	Exemptions From the Listing Standards for Audit Committees	107
ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	107
ITEM 16F.	Change in Registrant's Certifying Accountant	107
ITEM 17:	Financial Statements	108
ITEM 18:	Financial Statements	108
ITEM 19:	Exhibits	108
19A.	Financial Statements	108
19B.	Exhibits	108
SIGNATURES		S-1

- ii -

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

- iii -

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

- iv -

probable reserve (Canadian definition)
the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by a least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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

- v -

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

toll treatment	processing or treatment of ore at an offsite processing facility.
trenching	the surface excavation of a linear trench to expose mineralization for sampling.
vein	a tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams
1 kilometre (km)	= 1,000 meters

- vi -

Cautionary Note Regarding Forward-Looking Information

This report contains certain forward-looking statements relating to, but not limited to, management’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but is not limited to, statements regarding:

•	reserve and resource estimates;

•	estimates of future production;

•	unit costs, costs of capital projects and timing of commencement of operations;

•	production and recovery rates;

•	financing needs, the availability of financing on acceptable terms or other sources of funding, if needed; and

•	the timing of additional tests, feasibility studies and environmental or other permitting

The forward-looking statements contained herein based on our management’s current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies.   Forward-looking statements involve significant known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following:

•	failure to establish estimated resources and reserves;

•	the grade and recovery of ore which is mined varying from estimates;

•	capital and operating costs varying significantly from estimates;

•	delays in obtaining or failures to obtain required governmental, environmental or other project approvals;

•	changes in national and local government legislation, taxation or regulations, political or economic developments;

•	inflation;

•	changes in currency exchange rates;

•	fluctuations in commodity prices;

•	delays in the development of projects; and

•	other risks that we set forth in our filings with the SEC and other regulatory authorities from time to time.

- vii -

Due to the inherent risks associated with our business, readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  We disclaim any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

- viii -

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

3A.	Selected Financial Data

The following is selected financial data of Olympus Pacific Minerals Inc. (together with its consolidated subsidiaries, the “Company” or “we”, “us”, “our” or similar identifying terminology), expressed in United States dollars, for the fiscal years ended December 31, 2006-2010, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ substantially from United States generally accepted accounting principles (“US GAAP”).   For a description of the differences between Canadian GAAP and US GAAP, and how these differences could affect the Company’s financial statements, please see Note 19 to the audited financial statements for the years ended December 31, 2010, 2009 and 2008 in “Item 17. Financial Statements.”

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report on Form 20-F.

Table No. 1:	Selected Financial Data

(US$)	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
	Audited	Audited	Audited	Audited	Audited
CANADIAN GAAP
Revenue	35,986,013	16,400,740	7,275,324	6,509,318	1,449,688
Income (Loss) for the Period	-4,854,259	-9,346,892	-20,200,995	-5,031,456	-8,358,483
Basic & Diluted Earnings (Loss) Per Share	-0.0147	-0.0383	-0.0869	-0.0251	-0.0508
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Period-end Shares	365,510,797	268,458,779	232,423,101	232,377,011	164,678,791
Cash	4,105,325	5,718,725	4,161,735	27,144,487	3,516,452
Working Capital	3,618,445	7,400,950	5,424,272	25,806,600	1,474,685

Mineral Properties	39,197,777	7,203,352	7,810,307	9,998,806	8,587,008
Deferred Development and Exploration	31,725,634	25,049,053	26,067,847	22,105,147	11,766,997
Long-term Liabilities	28,242,029	770,010	1,046,883	734,907	763,318
Capital Stock	129,903,856	97,318,003	88,904,501	88,360,218	56,648,979
Non-controlling Interest	5,380,245	(444,043)	Nil	Nil	Nil
Shareholders’ Equity	78,310,831	48,314,083	48,940,283	50,766,055	30,833,615
Total Assets	123,192,405	54,024,268	54,282,352	55,255,384	35,628,632

US GAAP
Net Comprehensive (Loss)	-18,752,331	-8,056,464	-20,957,186	-10,440,892	-9,021,981
Income (Loss) Per Share – Basic & Diluted	-0.06	-0.03	-0.05	-0.08	-0.05
Mineral Properties	39,167,154	7,172,729	7,779,684	9,960,619	8,554,857
Deferred Development and Exploration	6,115,077	4,797,776	3,545,531	Nil	Nil
Non-controlling Interest	3,979,202	(339,358)	Nil	Nil	Nil
Shareholders’ Equity	38,901,653	27,967,401	26,313,898	28,541,936	18,966,452
Total Assets	97,486,443	33,677,586	32,655,967	33,031,265	23,344,336

In this Annual Report on Form 20-F, unless otherwise specified, all dollar amounts are expressed in United States dollars.

3B.	Capitalization and Indebtedness

     Not applicable

3C.	Reasons for the Offer and Use of Proceeds

     Not Applicable.

3D.	Risk Factors

The Company faces significant risk factors and uncertainties associated with its business, including the following general description of material risk factors:

Not All of the Company’s Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

Because the Company Has Primarily Been an Exploration Company, the Company is Dependent Upon its Ability to Raise Funds in Order to Carry Out its Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources.   There is no guarantee the Company will be able to raise such funds on terms that it finds commercially acceptable, or at all.  If the Company is unable to raise these funds at all, or on commercially reasonable terms, it would be unable to pursue its business activities and investors could lose all or part of their investment.  If the Company is able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

The Company Used a Pre-Feasibility Study and Did Not Complete a Feasibility Study Before Making its Decision to Place the Bong Mieu Central Gold Mine (VN220) Into Production:  The economic feasibility of the Company’s mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.

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

The Company Conducted Only Limited Drilling on its Bong Mieu Property.  As a result, the Decision to Place the Bong Mieu Central Gold Mine (VN220) Into Production May Have Been Based Upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220) Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property. The Company is currently evaluating its funding options and the economic viability of further exploring the property in order to increase the known reserves and discover additional mineralization.  In the current economic climate, the Company may be unable to raise the necessary funding or may determine it uneconomic to do so.  Accordingly, it may be unable or unwilling to undertake certain additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.

Because the Company’s Testing of its Mining Process at the Bong Mieu Central Gold Mine (VN220) Was Limited to Small Pilot Plant and Bench Scale Testing, it May be Unable to Obtain the Expected Metallurgical Recoveries When it Scales Up its Operations, Rendering the Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company took steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

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

The Company Has Debt (Both Convertible And Secured) and May be Unable to Service or Refinance This Debt, Which Could Have Negative Consequences On the Company’s Business, Could Adversely Affect its Ability to Fulfill its Obligations Under its Notes and May Place the Company at a Competitive Disadvantage in our Industry: In the first half of 2010 and 2011, the Company incurred indebtedness by way of convertible unsecured notes (“Convertible Notes”) and by way of secured redeemable gold delivery promissory notes (“Gold Loan Notes”) (refer Items 8B and 10C for more information and Exhibits 3.37, 3.38, 3.44 and 3.45).  This existence of this debt could have negative consequencesof the Company. For example, it could:

•	increase the Company’s vulnerability to adverse industry and general economic conditions;

•
require the Company to dedicate a material portion of cash flow from operations to make scheduled principal payments on the debt, thereby reducing the availability of cash flow for working capital, capital investments and other business activities;

•	limit the Company’s ability to obtain additional financing to fund future working capital, capital investments and other business activities;

•	limit the Company’s flexibility to plan for, and react to, changes in its business and industry; and

•	place the Company at a competitive disadvantage relative to less leveraged competitors.

Servicing the Company’s Debt Requires an Allocation of Cash and the Company’s Ability to Generate Cash Flow May Be Adversely Affected By Factors Beyond Its Control.
The Company’s business may not generate cash flow in an amount sufficient to enable it to pay the principal of, or interest on, its indebtedness or to fund other liquidity needs, including working capital, capital expenditures,  project development efforts, strategic acquisitions, investments and alliances and other general corporate requirements.  The Company’s ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.  As such, the Company is faced with the risk that (i) the Company’s business will generate sufficient cash flow from operations or (ii) future sources of funding will be available to the Company in amounts sufficient to enable it to fund its capital needs.  If the Company cannot fund its capital needs, it will have to take actions such as reducing or delaying capital expenditures, project  development efforts, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing our debt; or seeking additional equity capital.  The Company cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit the Company to meet its scheduled debt service obligations.

Restrictive Covenants in the Convertible Promissory Notes and the Agreements Governing the Company’s Other Indebtedness Restrict its Ability to Operate its Business: The  documentation governing the Convertible Notes and the Gold Loan Notes contain covenants that restrict the Company’s ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of the Company’s assets.  A breach of any of these covenants could result in a default thereunder, which could allow the noteholders or their representative  to increase the interest rate payable and/or declare all amounts outstanding thereunder immediately due and payable.  If the Company is unable to repay outstanding borrowings when due, the lenders, under the Gold Loan Notes and the collateral trustee will under the indenture governing the Convertible Notes and related agreements have the right to proceed against the collateral granted to them, including the shares in the Company’s Subsidiary holding companies which control Bong Mieu and Phuoc Son and the loans owed to the Company by Bong Mieu and Phuoc Son.  The Company may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on it by the restrictive covenants under its indebtedness.

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

The Company is Subject to Commodity Price Fluctuations.  If the Price of Gold Declines, the Company’s Properties May Not Be Economically Viable: The Company’s revenues are, and are expected to be for the foreseeable future, in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

The Company May Not be Able to Compete With Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for its operations or attract and retain mining experts.  The Company’s inability to effectively compete could substantially impair its results of operations.

If the Company Does Not Comply With All Applicable Regulations, it May be Forced to Halt its Business Activities:  The activities the Company engages in are are subject to various laws in the different jurisdictions in which the Company operates, among other matters, governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licences and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

Non-Compliance With Environmental Regulation May Hurt the Company’s Ability to Perform its Business Activities: The Company’s operations are subject to environmental regulation in the jurisdictions in which it operates.  Environmental legislation is still evolving in these jurisdictions and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

Land Reclamation Requirements for Exploration Properties May be Burdensome and may Divert Funds from the Company’s Exploration Programs:  Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on the Company in connection with our mineral exploration, the Company must allocate financial resources that might otherwise be spent on further exploration programs.

Mining Operations and Projects are Vulnerable to Supply Chain Disruption and the Company’s Operations and Development Projects Could be Adversely Affected by Shortages of, as well as Lead Times to Deliver, Strategic Spares, Critical Consumables, Mining Equipment or Metallurgical Plant:  The Company’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, the Company and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and it has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

The Company and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the Company, or it could at times face limited supply or increased lead time in the delivery of such items.

If the Company experiences shortages, or increased lead times in delivery of strategic spares, critical consumables, mining equipment or processing plant, its results of operations and financial condition could be adversely affected.

If the Company is Unable to Obtain and Keep in Good Standing Certain Licences, it Will Be Unable To Explore, Develop or Mine Any of its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence.  Then, the Company requires a prospecting licence, an exploration licence and a mining licence and a range of other lesser licenses or permits, depending on the level of work being conducted on the property.  Without all the appropriate licences, the activities could not occur.

If the Company Does Not Make Certain Payments or Fulfill Other Contractual Obligations, it May Lose its Option Rights and Interests in its Joint Ventures:  There is a risk that the Company may be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

Title To the Company’s Assets Can Be Challenged or Impugned, Which Could Prevent the Company From Exploring, Developing or Operating at Any of its Properties: There is no guarantee that title to concessions will not be challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

Political and Economic Instability in Vietnam, the Philippines or Malaysia Could Make it More Difficult or Impossible for the Company to Conduct its Business Activities: The Company’s exploration, development and operation activities occur in Australia, Vietnam, Malaysia and the Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render its properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, nationalization of properties or businesses, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines and Malaysia including nationality restrictions in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

Vietnamese Tax Laws Are Open to Interpretation and, With Respect to Mining and Refining Locations, There Are No Clear Precedents to Properly Guide the Company’s Tax Policies:  Management considers that the Company has made adequate provision for tax liabilities to the

Vietnamese national, provincial and local authorities based on correspondence with such authorities, and on external advice received.  Because Vietnam’s tax laws, especially with respect to mining and refining, are evolving and open to interpretation, there is a risk that material additional and / or back dated taxes and penalties may be levied on the Company, which could adversely impact its results of operations.

Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollar, Australian Dollar, US Dollars, Vietnamese Dong and Malaysian Ringgit.  Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms.   The Company does not currently take any steps to hedge against currency fluctuations.    In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

The Company’s Stock Price Could Be Volatile:  The market price of the Company’s common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain, volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

The Company’s Common Shares Are a “Penny Stock” Which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock for Purchase: Regulations of the U.S. Securities and Exchange Commission (“SEC”) define “penny stock” to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

Neither the Company, or Any of its Subsidiaries,  Plan to Pay Any Dividends in the Foreseeable Future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements, loan covenants and other conditions prevailing at the time.

Shareholders Could Suffer Dilution of the Value of Their Investment if the Company Issues Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future (please refer to Items 8B and 10C of this report for more information and Exhibits 3.37, 3.38, 3.44 and 3.45 hereto). If these shares are issued, this may result in further dilution to the Company’s shareholders.

In the Event That Key Employees Leave the Company or its Subsidiaries, the Company Would Be Harmed Since it is Heavily Dependent Upon Them for All Aspects of the Company’s Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer, Chief Operating Officer, Chief Information Officer, Chief Geologist, VP Finance, VP Commercial (Vietnam) and VP Investor Relations.  The loss of one or more of these executives could materially and adversely affect the Company’s business.

Management May Be Subject to Conflicts Of Interest Due to Their Affiliations With Other Resource Companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests may be in conflict with the interests of the Company.  Because of these other activities, situations may arise where these persons are presented with mining or other corporate opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of its officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase its future profitability and revenues.  In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of its officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.  Such conflicts of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of its officers and directors.  The Company has no formal policy to review and resolve any potential conflicts of interests, which instead are resolved on a case by case basis in accordance with applicable Canadian law.  These conflicts of interests could deny the Company access to important corporate opportunities.

Future Sales of Common Shares by Existing Shareholders Could Decrease the Trading Price of the Common Shares:  Sales of large quantities of the common shares in the public markets by the Company’s large shareholders or otherwise (or the potential of such sales) could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares (please refer to Item 7A of this report for information regarding the Company’s major shareholders).

The Profitability of the Company’s Operations, and the Cash Flows Generated by These Operations, Are Significantly Affected by Fluctuations in Input Production Prices, Many of Which are Linked to the Prices of Oil and Steel:  Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. We have no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

The price of oil has recently been volatile.  The Company’s mines at Bong Mieu and Phuoc Son are most vulnerable to changes in the price of oil. Furthermore, the price of steel which is used in the manufacture of most forms of fixed and mobile mining equipment is also a relatively large contributor to the operating costs and capital expenditure of a mining company and has also been volatile recently.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

Inflation May Have a Material Adverse Effect on the Company’s Operational Results: Most of the Company’s operations are located in countries that have experienced high rates of inflation during certain periods.  Since the Company is unable to influence the market price at which it sells gold, it is possible that significantly higher future inflation in the countries in which the Company operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon the Company’s results of operations and our financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalized at higher cost mines.

Mining Companies Such as the Company Are Increasingly Required to Consider and Ensure the Sustainable Development of, and Provide Benefits to, the Communities and Countries in Which They Operate: As a result of public concern about the perceived ill effects of economic globalization, business generally and multinational corporations such as the Company face increasing public scrutiny of their activities.  These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment.  The Company’s failure to adequately perceive and address these pressures could lead to reputational damage, legal suits and social spending obligations.

In addition, the location of existing and proposed mining operations often coincides with the location of existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid any such impact, modifying mining plans and operations, or relocating the relevant people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community.  The Company is subject to the above factors at certain of its existing and proposed mining sites and at all of the Company’s exploration sites.  The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon the Company’s results of operations.

ITEM 4:  INFORMATION ON THE COMPANY

4A.  History and Development of the Company

Olympus Pacific Minerals Inc. was formed under the laws of the Province of Ontario, Canada on July 4, 1951 under the name “Meta Uranium Mines Limited”.  Effective August 24, 1978, the Company changed its name from “Meta Uranium Mines Limited” to “Metina Developments Inc.”  The Company reincorporated under the Company Act (British Columbia) under the name “Olympus Holdings Ltd.” on November 5, 1992 and simultaneously consolidated its share capital on a 4.5:1 basis.  The Company further consolidated its share capital on a 3:1 basis and changed its name from “Olympus Holdings Ltd.” to “Olympus Pacific Minerals Inc.” on November 29, 1996.

Operations in Vietnam

On February 26, 1997, and subsequently amended on August 18, 1997, the Company entered into an agreement with Ivanhoe Mines Limited (formerly Indochina Goldfields Ltd., “Ivanhoe”) and Zedex Ltd. (formerly Iddison Group Vietnam Limited, Iddison Holdings Limited, Iddison Limited and IT Capital Limited, “Zedex”, with the agreement being referred to herein as the “Ivanhoe Agreement”).  Pursuant to the Ivanhoe Agreement, which closed on September 11, 1997, the Company acquired from Ivanhoe all of the shares of Formwell Holdings Limited (“Formwell”), which holds 100% of  the shares of Bong Mieu Holdings Limited, which in turn holds 80% of the shares of Bong Mieu Gold Mining Limited (“Bogomin”).  Bogomin, together with then local and national branches of the government of the Socialist Republic of Vietnam, holds various mining and exploration licenses comprising the Bong Mieu gold mine and the Tien Ha properties in Quang Nam - Da Nang Province, in the Socialist Republic of Vietnam.   The Company also entered into a joint venture agreement with Ivanhoe and Zedex, whereby at December 31, 2001, the Company had a 57.18% interest in New Vietnam Mining Corporation (“NVMC”).  NVMC was comprised of Olympus (57.18%), Ivanhoe (32.64%) and Zedex (10.18%). The Phuoc Son gold project is held by NVMC.  Olympus is the operator of the project.

In 2000, the Company raised CAD$3.4 million in equity financings. During 2000, the Company accelerated its exploration activities at the Phuoc Son gold project in Central Vietnam.

In 2003, the Company’s subsidiary, NVMC, entered into a strategic alliance with Mien Trung Industrial Company (“Minco”), a mining company then controlled by the local provincial government, resulting in the formation of the Phuoc Son Gold Company (“PSGC”) for the purposes of exploration and extraction activities and any other related activities.   The Company owns 100% of NVMC which, in turn, owns an 85% interest in the Phuoc Son Gold Company (“PSGC”). Minco owns 15% of PSGC.  Refer to Item 4D.1 for further details on the joint venture.

On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement, with Ivanhoe and Zedex (the “Vendors”) to acquire the remaining interests held by the Vendors in NVMC.  In June 2004, the Company acquired the remaining 42.82% of the outstanding shares of NVMC from Zedex Limited (subsequently “Zedex Minerals Limited” after a name change) and Ivanhoe.

In January 2008, the Company was granted a two-year exploration license over a 42 square kilometre area in the Phuoc Son project area, in Quang Nam Province, Vietnam. The Company’s application for a further two-year exploration license over a 28 square kilometre area in the same area is pending.  It is expected that this license will be approved.

The Bong Mieu Underground project (VN230) was placed into commercial production on April 1, 2009.

On March 26, 2008, the Company received a positive independent feasibility study “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam” (the “Technical Report”) authored by independent mining and geological consultants, Terra Mining Consultants/Stevens & Associates.  The full text of the report is available on the Sedar website (www.sedar.com).  The Technical Report confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders.  In July 2008 the Company decided to self-fund the Dak Sa project at Phuoc Son by the treatment of high-grade Dak Sa ore at the Bong Mieu gold processing plant on a toll treatment basis.

On August 28, 2008, the Company received approval from the Vietnamese authorities to trial the toll treatment of Phuoc Son ore at its Bong Mieu plant.  The Company commenced sourcing high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation in August 2008.  The trial treatment operation was carried out over three months.  Following the trial, the Company undertook plant modifications to enable more efficient processing of the high-grade Phuoc Son ore.

On December 15, 2008, the Bong Mieu two-year exploration license was granted and registered with the Department of Geology and Minerals of Vietnam.  The Company had previously been engaging in exploration activities under the investment license. The Company has applied for a two-year renewal of its exploration license over a 18.5 square kilometres area in the Bong Mieu project area, in Quang Nam Province, Vietnam. Officers of the Department of Geology and Minerals of Vietnam and the Quang Nam Department of Natural Resources and Environment completed their inspection in this regard. Currently, Bong Mieu is working with the Phu Ninh District Peoples Committee, Quang Nam Department of Culture and Tourism and other departments, to agree boundary and license area application.

In March 2009, the Company received approval from the Vietnamese authorities for a temporary trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant.  In mid-September 2009, a trucking permit was granted allowing toll treatment of Phuoc Son ore at the Bong Mieu Plant until December 2010. The trucking permit was renewed effective March 15, 2011 until May 30, 2011. This permit allowed treatment of Phuoc Son ore through the Bong Mieu plant until commissioning of Phuoc Son’s new plant, which is expected in June 2011.

In March 2010, the Company obtained private placement funding of CAD$12,750,000.  The net funds were used in the establishment of a processing plant at Phuoc Son.  The financing was in the form of nine percent unsecured convertible promissory notes which mature on March 26, 2014. During 2010, holders of 1,802,306 convertible notes exercised their option to convert them to equity. The holders are entitled to convert the notes and any accrued interest. During the period January 1, 2011 to May 31, 2011, holders of 478,860 convertible notes exercised their option to convert them to equity. The holders are entitled to convert the notes and any accrued interest owing at a conversion rate of CAD$0.42 per common share and 980,688 shares were issued in settlement.

In June 2010, the Company obtained private placement funding of US$21,960,000. The net proceeds were used for the construction of a processing facility at the Company’s Phuoc Son and Bong Mieu Mines in Vietnam and for general exploration and corporate purposes. The financing was in the form of gold delivery notes which mature on May 31, 2013 and bear interest at a rate of eight percent.

The Vietnamese government has imposed a 10% gold export tax effective from January 1, 2011.  As a result, the Company has been trialing various  refining facilities in Vietnam and expects to refine all gold from the Company’s Vietnam mines to 99.99 gold, which the Company expects will enable it to export gold from Vietnam without incurring the export tax.  To date, the trialing process has been successful with all gold shipped by the Company out of Vietnam now being refined in Vietnam and thereby not incurring the export tax.  A decision has not yet been made as to which of the local refineries will be used on a permanent basis in future, and no binding agreements have been put in place in this regard.

Operations in the Philippines

On November 23, 2006, the Company signed a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) that allows the Grantee (defined as the Company and a Philippine national corporation to be identified by the Company) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) subject to Phillipines foreign ownership laws and upon completing a specified level of expenditures on the Capcapo Property, located in the northern Philippines. The Capcapo Property consists of a Mineral Production Sharing Agreement (“MPSA”) No. 144-99-CAR (“MPSA 144”), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application (“EXPA”). Jabel holds the Property in its name and is a minority shareholder in AMIC. AMIC has an operating agreement with Jabel in respect of the Capcapo Property.  As of May 31, 2011, the joint venture terms have been agreed to and are in the process of being formally documented.

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

Following the initiation of Community Consultation in accordance with Philippine laws in the fourth quarter of 2007 and the commencement in the first quarter of 2008 of a formal program of Free, Prior and Informed Consent, undertaken in conjunction with the National Commission on Indigenous Peoples (NCIP), all efforts in Capcapo area have concentrated on obtaining Community approval which is required before any further exploration can continue.  As of May 31, 2011, the Company is still awaiting the formal report and community decision from the NCIP.  No further work will be undertaken at the project until this issue is resolved.

Total cumulative spending on this project as at December 31, 2008 was $865,779 which was capitalized to deferred exploration.  At December 31, 2008 the full $865,779 of capitalized deferred exploration expenditure has been written off.  Management considers this is a prudent measure given the delays in recommencing exploration activity and the economic uncertainty of world markets at present.  Refer to Item 3D for list of risk factors. Spending on this project has been minimal in 2009 and 2010 and has been expensed.

Operations in Malaysia

The Company’s initial investment in North Borneo Gold Sdn Bhd (a Malaysian entity) came about as a result of the Company’s amalgamation with Zedex on January 12, 2010.  North Borneo Gold Sdn Bhd is governed by a joint venture agreement between the Company and a local Malaysian company and is the operator of the Bau Gold Project.

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. This goldfield has been operating since 1864, with estimated historic gold production of approximately 3 million oz. gold and recorded production of 1.5 million oz. of gold.

On September 30, 2010 (as amended on May 20, 2011), the Company entered into an agreement to acquire a further 43.50% interest in North Borneo Gold Sdn Bhd.  The settlement is to be paid in several tranches as set out below and will bring the Company’s effective interest to 93.55% by July 2013. The Company’s effective interest in North Borneo Gold Sdn Bhd as of May 31, 2011 is 80.53%.

			North Borneo	Company's
	Purchase	Purchase	Gold Sdn Bhd	Effective
	Price	Date	Class A Shares	Holding
Tranche 1	$7,500,000	30/09/2010	31,250	62.55%
Tranche 2	$7,500,000	30/10/2010	31,250	75.05%
Tranche 3a	$6,000,000	20/05/2011	13,700	80.53%
Tranche 3b	$3,000,000	20/01/2012	6,800	83.25%
Tranche 3c	$2,000,000	20/04/2012	4,500	85.05%
Tranche 4a	$3,000,000	14/12/2012	7,000	87.85%
Tranche 4b	$6,000,000	15/07/2013	14,250	93.55%

			108,750	93.55%

Resource drilling to date has focused largely on the Taiton A Zone (Taiton Sector) and is continuing to delineate the resource there. Resource drilling has commenced on the Tabai Zone (Taiton Sector) where exploration drilling located a new mineralized vein. It is predicted that continued drilling in the Taiton Sector will lead to a new resource estimate in the fourth quarter of 2011. The Company is encouraged by Bau Project results to date and has budgeted a further 20,000 metres of drilling in the next stage. Upgraded sample processing facilities and an independent on-site assay laboratory are now in place.

Operations in Laos and Cambodia

The Company continues to investigate prospective areas in Laos and Cambodia, but to date no formal agreements have eventuated.

Other Historical Matters

On April 3, 2006, the Company’s common shares commenced trading on the Toronto Stock Exchange in Canada under the symbol “OYM”.  On March 6, 2008, the Company’s common shares commenced trading on the OTC Bulletin Board in the United States under the symbol “OLYMF”. Effective February 5, 2010, the Company’s shares commenced trading on the Australian Securities Exchange under the symbol “OYM”.

On November 10, 2009, the Company announced its intention to merge with Zedex Minerals Limited (“Zedex”).  At a Special General Meeting of Zedex’s shareholders held on December 17, 2009, Zedex’s shareholders approved the merger by overwhelming majority (approved by 98.9% of those voting).  On January 12, 2010, the Company and Zedex amalgamated.  Under the terms of the merger, Zedex’s shareholders received one share of the Company for every 2.4 Zedex shares owned, resulting in an issuance on January 25, 2010 of 54,226,405 new common shares in Olympus and the distribution to them, on a prorata basis, of the 65,551,043 common shares in Olympus owned by Zedex.  Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus.  Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Olympus and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice President Finance for Olympus.  All costs associated with the amalgamation were expensed during the 2009 fiscal year, these being recorded in professional and consulting fees in the consolidated statement of operations and comprehensive loss. On January 12, 2010, the Company issued 4,395,835 options to former Zedex option holders in partial consideration of the amalgamation of Zedex and Olympus.

In October 2010, the Company issued 37,000,000 common shares at AUD$0.45 per share, for gross proceeds of 16,291,698 and net proceeds of $15,548,141.  Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

On March 29, 2011, the Company completed an AUD$5.6 million private placement. The private placement was for 14,000,000 common shares to be held in the form of CHESS Depository Interests (“CDI”) at a price of AUD$0.40 per CDI. Olympus applied, and was granted permission for, the 14,000,000 CDIs to be quoted on the Australian Stock Exchange, or ASX.  Olympus incurred a capital-raising fee of 5% in connection with the placement. Lead Manager for this placement was Patersons Securities Limited.

On May 6, 2011, the Company closed a private placement financing of US$14.6 million of four-year 8% unsecured and redeemable notes convertible into its common shares at US$0.51 per common share (the “2011 Notes”) and including warrants exercisable to acquire common shares at CAD$0.55 based on a one share and half warrant equivalent structure. The conversion of the Notes (and the exercise of the warrants) into common shares is subject to shareholder approval.

A similar private placement of units consisting of 8% unsecured and redeemable notes convertible at CAD$0.50 per common share and including warrants exercisable to acquire common shares at CAD$0.55, with gross proceeds of CAD$15 million, closed May 5, 2011.  Euro Pacific Capital Inc. acted as the exclusive sole placement agent on both private placements.  Proceeds of both private placements will provide Olympus with the necessary funds to advance its development, exploration, and acquisition plans in Vietnam, Malaysia, and the Philippines for the foreseeable future.

The Company’s executive office is located at Suite 500 – 10 King Street East, Toronto, Ontario, M5C 1C3 Canada.

The Company’s registered and records office is located at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, Canada.  Its telephone number is (416) 572- 2525.

Capital Expenditures

The table below shows the historical capital balances, in United States dollars:

As at December 31	Capital Assets, Advances on Capital Assets, Mineral Properties and Deferred Exploration and Development Costs
2008	$44,562,894
2009	$41,683,143
2010	$102,934,415

Amalgamation with Zedex

On January 12, 2010, the Company and Zedex Minerals Limited amalgamated. Total consideration for the amalgamation amounted to US$15,206,478. The purchase consideration was settled by way of share issue. The shares were not issued until January 25, 2010.

The properties acquired as a result of the Zedex amalgamation were the Bau Property in East Malaysia, the Tien Thuan Property in Central Vietnam and the GR Enmore Property in New South Wales, Australia.

The purchase consideration was allocated as follows:

USD
Current assets
Cash	45,643
Accounts receivable and prepaid expenses	158,997
Non -current assets
Property, plant and equipment	86,759
Mineral properties	33,159,770
Current liabilities
Accounts payable and accrued liabilities	(1,626,168)
Non -current liabilities
Future income tax liability	(6,707,733)
25,117,268
Other elements of consideration
Amounts attributable to non-controlling interests	(9,910,790)
Total consideration	15,206,478

The table below shows the mineral properties and deferred exploration and development costs by the Company at December 31, 2010, in United States dollars:

	Mineral Properties			Deferred Exploration and Development Costs
December 31	2010	2009	2008	2010	2009	2008
Bong Mieu Gold Co	$3,220,670	$3,219,595	$3,220,670	$15,961,046	$11,271,665	$9,272,269
Phuoc Son Gold Co	4,995,064	4,993,450	4,995,064	19,582,686	15,465,134	17,100,323
North Borneo Gold	31,276,437	-	-	2,267,174	-
Binh Dinh NZ Gold	1,333,333	-	-	535,828	-
GR Enmore Capcapo	550,000 -	- -	- -	- -	- -	753,656
	41,375,504	8,213,045	8,215,734	38,346,734	26,736,799	27,126,248
					-
Accumulated amortization	(2,177,727)	(1,009,693)	(405,427)	(6,621,100)	(1,687,746)	(304,745)
Write-off (1)	-	-	-	-	-	(865,779)
Foreign exchange adjustment						112,123
Total	$39,197,777	$7,203,352	$7,810,307	$31,725,634	$25,049,053	$26,067,847

Note (1): Total cumulative spending on the Capcapo project as at December 31, 2008 was $865,779 which was capitalized to deferred exploration.  At December 31, 2008 the full $865,779 of capitalized deferred exploration expenditure has been written off.

The table below shows the property, plant and equipment by at 31 December, in United States dollars:

	December 31, 2010			December 31, 2009			December 31, 2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Building	$976,993	$803,136	$173,857	$917,564	$605,271	$312,293	$884,337	$360,726	$523,611
Leasehold improvements	125,821	114,923	10,898	123,433	104,234	19,199	122,644	67,100	55,544
Machinery & equipment	12,292,843	6,047,774	6,245,069	9,060,946	3,883,501	5,177,445	7,112,255	2,332,826	4,779,429
Office equipment, furniture & fixtures	1,504,391	942,896	561,495	987,863	719,380	268,483	1,030,157	613,132	417,025
Vehicles	439,589	349,365	90,224	370,251	307,426	62,825	363,505	238,101	125,404
Infrastructure	4,732,912	2,902,757	1,830,155	4,422,529	1,831,897	2,590,632	3,313,310	1,043,317	2,269,993
Capital assets in progress (1)	21,737,979	-	21,737,979	999,861	-	999,861	2,513,734	-	2,513,734
	$41,810,528	$11,160,851	$30,649,677	$16,882,447	$7,451,709	$9,430,738	$15,339,942	$4,655,202	$10,684,740

Note (1): Interest and borrowing costs of $3,007,903 have been capitalized during 2010 in relation to the Phuoc Son plant under construction and are included in capital assets in progress. The new plant at the Phuoc Son gold property is expected to commence operations in June 2011.

On September 30, 2010, the Company entered into an agreement to acquire a further 43.50% interest in North Borneo Gold Sdn Bhd, which is the owner of the Bau property. The settlement is to be paid in several tranches as set out below and will bring the Company’s effective interest to 93.55% by July 2013:

			North Borneo	Company's
	Purchase	Purchase	Gold Sdn Bhd	Effective
	Price	Date	Class A Shares	Holding
Tranche 1	$7,500,000	30/09/2010	31,250	62.55%
Tranche 2	$7,500,000	30/10/2010	31,250	75.05%
Tranche 3a	$6,000,000	20/05/2011	13,700	80.53%
Tranche 3b	$3,000,000	20/01/2012	6,800	83.25%
Tranche 3c	$2,000,000	20/04/2012	4,500	85.05%
Tranche 4a	$3,000,000	14/12/2012	7,000	87.85%
Tranche 4b	$6,000,000	15/07/2013	14,250	93.55%

			108,750	93.55%

4B. Business Overview

General

Olympus Pacific Minerals Inc. is an international mining exploration and development company focused on the mineral potential of Vietnam and the Southeast Asia.  Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies, Phuoc Son Gold Company Limited and Bong Mieu Gold Mining Corporation, and maintains an office in Danang in central Vietnam.  In January 2010 the Company acquired by merger with Zedex Minerals Limited, North Borneo Gold Sdn Bhd which operates the Bau Gold Project near Kuching in East Malaysia, Binh Dinh New Zealand Gold Company which operates the Tien Tuan Gold Project near Qui Nhon in Central Vietnam and GR Enmore Pty Ltd, which operates a Gold Project in New South Wales Australia.

The Company’s two most advanced properties, covered by investment licenses, are the 70 square kilometres Phuoc Son Gold property and the 30 square kilometres Bong Mieu Gold property.  Both properties are located in central Vietnam along the Phuoc Son-Sepon Suture.   The Bong Mieu and Phuoc Son Gold properties are approximately 74 kilometres apart. Proven and probable reserves exist for the Bong Mieu Central Gold Mine and for the Phuoc Son Dak Sa property.

The Ho Gan plant at the Bong Mieu gold property was commissioned in April 2006 and commercial production started in the fourth quarter of 2006.  The Company poured its first 3.6 kg doré bar on February 15, 2006.  To December 31, 2010 the plant had produced 83,000 ounces of gold.  Plant output has steadily improved with recent modifications enabling output of up to 4,500 ounces per month.

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

The Phuoc Son gold property is located in central Vietnam, 74 kilometres from the Bong Mieu Gold property. The property hosts over 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property.  Phuoc Son Gold Mining Company has been granted a Mining Licence by the Government of Vietnam to mine and develop its Dak Sa Deposits (North and South Deposits). The Mining Licence was the last major permit required prior to proceeding with development and production. All major environmental approvals have been received.  Exploration work to date has defined the “productive” Dak Sa zone, which contains the two deposits, North and South Deposits, over a minimum length of approximately five kilometres.  Evaluation of the large Phuoc Son land package continues to reinforce the potential of the overall property to host new deposits which could be mined in conjunction with the Dak Sa operation or have potential to be stand alone deposits.  The Phuoc Son mine was put into commercial production effective October 1, 2009. The new plant at the Phuoc Son gold property is currently expected to commence operations in June 2011.

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

9.           The costs involved in acquiring and maintaining the property; and

10. The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001-2009 ranged from a low of $271 in 2001, to a high of $1,421 in 2010.  At May 31, 2011, the price of gold was $1,537 per ounce1.

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

There can be no assurance that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, if warranted, other than the Bong Mieu Central, Underground and East properties and Phuoc Son Dak Sa properties which are currently in production, develop a property to

1 Based upon the Average Spot Price of Gold, London PM fix

production and maintain production activities, either alone or as a joint venture participant.  Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms, or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves. Our mining operations are subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation.  For a more complete recitation of risk factors facing our Company, please see “Item. 3. Key Information, D. Risk Factors” of this report.

Regulation of Mining Industry and Foreign Investment in Vietnam

The current Vietnamese mining law was enacted in 1996, with various subsequent modifications. The Vietnamese Mining Law was initially drafted by an international law firm (Phillips Fox) and broadly modeled on Australian and Canadian Mining Law.   A company may apply to the licensing authority, the Ministry of Natural Resources & Environment, for prospecting, exploration and mining Licenses, much as in Australia and Canada. A prospecting license provides for low impact prospecting over a broad area for a 2 year term; an exploration license provides an exclusive right to conduct advanced exploration over areas of up to 50 square kilometres for an initial 2 year term, after which 50% of that area may be renewed for a further 2 year term. Exploration license holders have the right to apply for a mining license at any time up to 6 months after expiry of an exploration license. A mining preliminary feasibility study, an Environmental Impact Report and an investment license are required to support a mining license application.  Investment licenses are issued by the Ministry of Planning and Investment. A mining license provides the right to mine specified minerals for the life-of-mine indicated by the preliminary feasibility study.

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

4C. Organizational Structure

The following is a chart showing the corporate organizational structure of the Company and its subsidiaries as of the date of this report.

Structure Chart of the Company and its Subsidiaries

Olympus Pacific Minerals Inc.
(Incorporated in Canada)
100 %
Kadabra Mining Corp.
(Incorporated in The Philippines)
Parnell Cracroft Ltd
(Incorporated in the British Virgin Islands)
Olympus Pacific Minerals Vietnam Ltd
(Incorporated in Vietnam)
100 %
Olympus Pacific Minerals NZ Ltd
(Incorporated in New Zealand)
100 %
Formwell Holdings Limited
(Incorporated in the British Virgin Islands)
100 %
New Vietnam Mining Corp.
(Incorporated in the British Virgin Islands)
100 %
GR Enmore Pty Ltd
(Incorporated in Australia)
100 %
KS Mining Ltd
(Incorporated in Samoa)
91 %
Bau Mining Co Ltd
(Incorporated in Samoa)
100 %
Bong Mieu Holdings Ltd
(Incorporated in Thailand)
80 %
Bong Mieu Gold Mining Company Limited
(Incorporated in Vietnam)
85%
Phuoc Son Gold Company Limited
(Incorporated in Vietnam)
75 %
Binh Dinh NZ Gold Co Ltd
(Incorporated in Vietnam)
55 %
North Borneo Gold Sdn Bhd
(Incorporated in Malaysia)
30.48%

4D.	Property, Plant and Equipment

General

The Company is devoting most of its resources to the exploration and development of two gold mining properties in Vietnam – the Phuoc Son Property and the Bong Mieu Property.  The recent addition of a third Vietnam property and a Malaysia property following the amalgamation with Zedex Minerals Ltd has diversified the Company property portfolio and reduced sovereign risk.

The Bong Mieu Property, of which the Company owns an 80% interest, commenced production activities in the fourth quarter of 2006 and, through to December 31, 2010, produced 38,922 ounces of gold.  The Company made modifications to the plant in 2010 in order to improve recoveries .

The Company’s other major property is the Phuoc Son Property, in which it owns an 85% interest.  This property is located in the western highlands of Quang Nam Province, in central Vietnam, some eight kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres southwest of the coastal city of Da Nang, the fourth largest city in Vietnam.  The Company is currently conducting exploration activities directed at obtaining additional information on the ore body on this property and estimates it will require approximately $52 million in order to complete plant construction, mine development and conduct additional exploration activities to increase the known mineralization on the property.  In March 2009 the Company began transporting gold ore from this property to its processing facility at the Bong Mieu mine.  Processing of Phuoc Son ore at Bong Mieu’s plant will no longer be necessary once its own plant becomes operational, which is expected to occur in June 2011. The Phuoc Son Gold Property commenced commercial production from October 1, 2009 and, from this date through to December 31, 2010, has produced 44,314 ounces of gold.

In addition to its interests in Vietnam, the Company has an interest in a property in the Philippines but because of delays it has encountered in negotiating a joint venture agreement, it has written off  its $865,779 investment in the property. Management considers this is a prudent measure given the delays in recommencing exploration activity and the economic uncertainty of world markets at present.

In order to acquire, explore and develop its property interests in Vietnam, the Company was required to acquire licenses from the Vietnamese government.  Please refer to Item 4.A of this report for a discussion of the regulation of mining activities in Vietnam.  Following is a schedule of the Investment, Mining and Exploration Licenses the Company, through its subsidiaries or affiliated companies, holds:

Schedule of Investment Licenses

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	BOGOMIN	Certificate No 331022000008	30 Sq Km	Granted	27/6/08	7.75 years	5/3/2016
2. Phuoc Son	PSGC	IL 2355/GP	70 Sq Km	Granted	8/7/2008	25 years	20/10/2033

Schedule of Mining Licenses

PROJECT	MINE	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	Ho Gan (VN220)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017
Bong Mieu	Nui Kem (VN230)	BOGOMIN	ML592/CNNg	358 Ha	Granted	22/7/92	25 years	22/7/2017
Bong Mieu	Ho Ray	BOGOMIN	Proposed new MLA	Not yet defined	Proposed	-	-	-
2. Phuoc Son	Dak Sa Bai Dat	PSGC	ML116/GP-BTNMT	1.00 Ha	Granted	23/1/2006	5.5 years	31/7/2011
Phuoc Son	Dak Sa Bai Go	PSGC	ML116/GP-BTNMT	0.52 Ha	Granted	23/1/2006	5.5 years	31/7/2011

Schedule of Exploration Licenses

PROJECT	OWNER	EL 6 LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Phuoc Son	PSGC	67/GP-BTNMT	28 Sq Km	Renewal Application	-	2 years	-
Bong Mieu	BOGOMIN	E22125/GP-BTNMT	18.48 Sq Km	Renewal Application	-	2 years	-

Schedule of Certificates

COMPANY	TYPE OF CERTIFICATE	DATE GRANTED	TERM	EXPIRY DATE
Bong Mieu Gold Mining Company	Gold export certificate	Dec 31, 2010	1 year	Dec 31, 2011
Phuoc Son Gold Mining Company	Gold export certificate	Dec 31, 2010	1 year	Dec 31, 2011
Bong Mieu Gold Mining Company	Land Use Certificate	Oct 9, 1993	25 years	Sep 2017

Schedule of Exploration Tenements (Applications)

PROJECT	E.L. REG. #	REG. HOLDER
1. Phuoc Son	67/GP-BTNMT	PSGMC
2. Bong Mieu	2125/GP BTNMT	BOGOMIN
3. Capcapo	MPSA#141, EXPA#085	AMIC

In order to acquire, explore and develop its property interests in Malaysia, the Company is required to acquire licenses from the Malaysian government.  Reference is made to Item 4.A for a discussion of the regulation of mining activities in Malaysia.  Following is a schedule of the Mining Licenses and Certificates the Company, through its subsidiaries or affiliated companies, holds:

Schedule of Mining Licenses/Certificates

					GRANT		EXPIRY
PROJECT	OWNER	LICENSE	AREA	STATUS	DATE	TERM	DATE

Bau	NBG	ML1D/134/ML/2008	40.5 Ha	Granted	12/06/2005	20 years	11/06/2025
	NBG	ML 136	139.6 Ha	Granted	19/01/2003	20 years	18/01/2023
	NBG	ML 141	12.7 Ha	Granted	19/01/2003	20 years	18/01/2023
	NBG	ML 135	49.4 Ha	Granted	5/03/2004	20 years	4/03/2024
	NBG	ML 138	409.5 Ha	Granted	20/11/2005	20 years	19/11/2025
	NBG	ML 139	52.1 Ha	Granted	10/01/2005	20 years	9/01/2025
	NBG	ML 140	5.3 Ha	Granted	10/01/2005	20 years	9/01/2025
	NBG	ML 142	38.4 Ha	Granted	12/06/2005	20 years	11/06/2025
	NBG	ML 143	49.8 Ha	Granted	23/06/2004	20 years	22/06/2024
	NBG	ML 1D/137/ML/2008	2.6 Ha	Granted	23/06/2004	20 years	22/06/2024
	NBG	MC KD/01/1994	1,694.9 Ha	Granted	27/10/1994	20 years	22/06/2014

Global Resource Estimates

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED MINERAL RESOURCES

This section and section 4D.1 describing the Phuoc Son Gold Property and section 4D.2 describing the Bong Mieu Gold Property use the term “indicated resources.”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

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

The mineral reserve and mineral resource estimates contained in the following tables have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Although generally the NI 43-101 standards are similar to those used by the SEC Industry Guide No. 7, the definitions in NI 43-101 differ in certain significant respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies.

The Company’s Global Reserves and Resources are summarized in the table below at December 31, 2010.

RESERVES		As at 31 December 2010			As at 31 December 2009
Property	Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Gold Property (1)
	Proven	0	0	0	0	0	0
	Probable	250,550	2.59	20,863	254,627	2.72	22,236
	Total P&P	250,550		20,863	254,627	2.72	22,236

Phuoc Son Gold Property (2)
	Proven	197,202	5.68	36,033	205,053	6.53	43,031
	Probable	633,791	6.44	131,179	675,316	7.21	156,591
	Total P&P	830,993	6.26	167,212	880,369	7.05	199,622

RESOURCES	(2010 Measured & Indicated Resources Include 2010 Proven and Probable Reserves)

Bong Mieu Gold Property (3)
	Measured	973,660	2.02	63,080	973,660	2.02	63,080
	Indicated	2,247,908	1.65	119,172	2,257,640	1.66	120,545
	Total M&I	3,221,568	1.76	182,252	3,231,300	1.77	183,625
	Inferred	4,729,320	1.40	212,930	4,729,320	1.40	212,930
	Measured			32,372			24,647
Ancillary Metal Credits	Indicated			63,864			39,915
(See Note 7 Below)	Total M&I credits			96,236			64,562
	Inferred			104,176			65,110
	Measured	24,200	5.00	3,890	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792	1,220,000	8.00	313,792

Phuoc Son Gold Property (4)
	Measured	127,618	9.00	36,911	132,964	10.28	43,933
	Indicated	493,321	9.52	150,937	527,571	9.92	168,204
	Total M&I	620,939	9.41	187,848	660,535	9.99	212,137
	Inferred	2,481,309	6.01	479,720	1,878,685	6.63	399,017

Tien Thuan Gold Property (5)
	n/a	Not disclosed - See Note (5) below .			Not disclosed - See Note (5) below .

Bau Gold Property (6)
	Measured	0	0	0	0	0	0
	Indicated	10,963,000	1.60	563,900	0	0	0
	Total M&I	10,963,000	1.60	563,900	0	0	0
	Inferred	35,808,000	1.64	1,888,500	0	0	0

Global Totals:		As at 31 December 2010			As at 31 December 2009

RESERVES
	Proven	197,202	5.68	36,033	205,053	6.53	43,031
	Probable	884,341	5.35	152,042	929,943	5.98	178,827
	Total P&P	1,081,542	5.41	188,075	1,134,996	6.08	221,858

RESOURCES
	Measured	1,101,278	3.74	132,363	1,106,624	3.01	131,660
	Indicated	13,704,229	2.04	897,873	2,785,211	3.22	328,664
	Total M&I	14,805,507	2.16	1,030,236	3,891,835	3.16	460,324
	Inferred	43,018,629	1.94	2,685,325	6,608,005	2.89	677,057
	Measured	24,200	5.00	3,890	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792	1,220,000	8.00	313,792

* Measured and Indicated Resource Estimates Includes Proven and Probable Reserves

Notes to reserves and resources table

(1)           Bong Mieu Reserve Estimate

Bong Mieu reserves were estimated by Olympus in accordance with National Instrument 43-101 (“NI 43-101”) and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. A copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and 2010 reserve impairments are as noted below:

1.1           Ho Gan Deposit (VN220)

Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.

No new reserves were developed during 2010. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during 2010 from the official reserve remaining at December 31, 2009. The tonnage mined during 2010 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).

1.2           Ho Ray-Thac Trang Deposit (VN240): No reserves have yet been estimated.

1.3           Nui Kem Deposit (VN230): No reserves have yet been estimated.

(2)           Phuoc Son (Dak Sa) (VN320) Reserve Estimate

Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently audited by TMC/SA in March 2008. This TCM/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam” (March 2008), is within Company filings at www.sedar.com. Deposit notes and 2010 reserve impairments are as noted below:

2.1           Bai Dat Sector

During 2010, mining of Bai Dat deposit continued, but no new (NI 43-101 status) reserves were developed. The 2010 reserve was therefore determined by deducting the ore mined during 2010 from the official 2009 year end reserve. The ore mined was determined by underground survey reconciled with the official milled tonnage (by weightometer). The reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.

2.2           Bai Go Sector

During 2010, no mining was conducted and no new (NI 43-101 status) reserves were developed. Accordingly, the 2010 reserve remains the same as the December 31, 2009 reserve, which employed a lower grade-cutoff of 3.00 g/t Au and an upper grade cutoff of 80.00 g/t Au.

(3)           Bong Mieu Resource Estimate

Bong Mieu resources were initially estimated by Olympus (in accordance with NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards) and independently audited/updated by Watts Griffis and McOuat (“WGM”) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”), in September 2004, by TMC/SA (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in March 2009. Copies of these reports can be found within Company filings at www.sedar.com. Deposit notes and 2010 resource impairments are as noted below:

3.1           Bong Mieu Central (Ho Gan) Deposit (VN220)

During 2010, some mining was conducted during the 4th Quarter, but no new (NI 43-101 status) resources were developed. The December 31, 2010 resource was therefore estimated by deducting the tonnage mined during the fourth quarter of 2010 from the official reserve remaining at December 31, 2009.

3.2           Bong Mieu East (Ho Ray-Thac Trang) Deposit (VN240)

During 2010, no mining was conducted and no new (NI43-101 status) resources were developed. The 2010 estimate therefore remains the same as at December 31, 2009. This estimate incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI 43-101 and CIMM standard estimates/audits, as independently reviewed by TMC/SA in March 2009 (refer above).

3.3           Bong Mieu South (Nui Kem) Deposit (VN230)

The Nui Kem underground resource is an historic estimate, being an independent estimate by Continental Resource Management Pty Ltd (CRM) in 1993. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by WGM in 1997 and again in 2007 by TMC/SA (refer above).

Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI 43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as a historical resource. Investors should not assume that all or any of the historical resources will necessarily be converted into current NI 43-101 reserves or resources.

During 2010, Olympus continued mining production from trial stoping and underground exploration developments. The historic resource has not been impaired by this production because the production to date is small and predominantly external to the CRM resource boundaries. Depth considerations effectively preclude exploratory drilling from surface, but it is anticipated sufficient data may become available from underground drilling and exploratory headings to enable a NI 43-101 compliant estimate to be prepared which will allow an application for an extended mining license.

(4)           Phuoc Son (Dak Sa) (VN320) Resource Estimate

Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently reviewed by TCM/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, a copy of which can be found in the Company’s filings at www.sedar.com.  A prior independent review (by WGM) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company’s filings at www.sedar.com. Current resources are based on an in-house estimate of additional resources in May 2010. Deposit notes and 2010 resource impairments are as noted below:

4.1           Dak Sa South (Bat Dat) Deposit

During 2010 mining of the Bai Dat deposit continued and additional (NI 43-101 status) resources were defined pursuant to an in-house estimate, dated 31st May, 2010. Accordingly, the December 31, 2010 resource estimate (which includes mining reserves) was determined by deducting 2010 mining depletion from the December 31, 2009 resource (refer above) and adding the newly defined resources. The resource estimate employed an upper grade cutoff of 100.00 g/t Au, with no lower grade cutoff.

4.2           Dak Sa North (Bai Go) Deposit

During 2010, no mining was conducted, but additional (NI 43-101 status) resources were defined pursuant to an in-house estimate, dated 31st May, 2010. The December 31, 2010 resource estimate (which includes mining reserves) was therefore determined by adding the newly defined resources to the December 31, 2009 resource. The resource estimate employed an upper grade cutoff of 80.00 g/t Au, with no lower grade cutoff.

(5)           Tien Thuan Resource Estimate

No Tien Thuan resource is disclosed as of December 31, 2010 because no NI 43-101 status resource estimate has yet been made.  An historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither NI43-101 compliant nor compliant with the standards of the Australasian Joint Ore Reserves Committee (“JORC”).

(6)           Bau Resource Estimate

The December 31, 2010 estimate of Bau resources is pursuant to an independent study conducted by TMC/SA, dated June 15, 2010. This estimate employed lower grade-cutoffs of 0.75 g/t Au and 0.5 g/t Au respectively for virgin deposits and tailings deposit.  Upper cutoffs ranged from 3.3 g/t Au in respect of tailings and from 6.47 g/t Au to 33.13 g/t Au in respect of other deposits, depending upon grade statistics for each deposit.

A prior estimate (of partial Bau resources) was completed in November 2008 by Ashby Consultants Ltd (ACL) of New Zealand. The ACL estimate (conducted in accordance with JORC standards) is superseded by the TMC/SA estimate, which was conducted in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. A copy of the TMC/SA technical report in respect of the Bau resource estimate has been placed within the Company’s filings at www.sedar.com.

(7)           Ancillary Metals

The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$320/MTU and gold value of US$1,340/oz. Other elements, such as silver, copper, lead, zinc and fluorine, have not been included in the 2010 estimate because they are of insignificant value or uneconomic to recover.

(8)           SEC Note

The mineral reserve and mineral resource estimates contained in the above table have been prepared in accordance with the

Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Although generally the NI 43-101 standards are similar to those used by the SEC Industry Guide No. 7, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. The diluted reserve estimates were first prepared by Olympus Staff in January 2008 and validated by TMC/SA in March 2008. These estimates were both prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. The reserve estimates are based on a 3 g/t Au stope cut-off, practical stope and ore development layout and the application of appropriate dilution factors.

(9)           Commodity prices used over the last three years (in USD) were as follows:

Commodity	2008 Price	2009 Price	2010 Price
Gold	US$880/oz	US$1,120/oz	US$1,340/oz
Tungsten	US$210/MTU	US$200/MTU	US$320/MTU

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

The new Phuoc Son processing plant is near completion and is expected to be commissioned in June 2011. Once steady-state metallurgical recovery has been achieved, metallurgical recovery factors for this mine will be reported by year-end average.

An independent financial analysis of the Phuoc Son Deposit was conducted in 2008 by Mr John Glen of Meridian Capital Group Pty Ltd.

The metallurgical recovery factor used was 90%, with sensitivity analyses at: +5%, -5% and -10%.

Phuoc Son Gold Property

Olympus Pacific currently holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In 2003, the Company’s subsidiary, New Vietnam Mining Company (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in the PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not exercise its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.   If any party fails to contribute, by way of debt or equity, in proportion to its participating interest or defaults on any other substantial obligation under the agreement and such default is not rectified within 60 days of notice of default, the non-defaulting party can terminate the agreement or serve notice on the defaulting party which would result in the participating interest of each party being recalculated and adjusted based on the percentage of debt and equity contributed by each party when compared to the total debt and equity contributed by both parties.

On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement with Ivanhoe Mines Ltd and Zedex Limited (the “Vendors”) to acquire the remaining interests held by the vendors in NVMC.   The Company issued a total of 13,483,113 shares to acquire the NVMC interest.  As a result of these agreements, the Company owns 100% of NVMC.  NVMC owns 85% of the Phuoc Son Gold Project resulting in the Company holding an 85% interest in the Project.  Upon closing of the Vend-in Agreement, the original joint venture agreement dated September 11, 1997 between Olympus, Zedex Limited and Ivanhoe Mines Ltd. was terminated.  Post closing, each vendor had the right to nominate two directors for as long as each vendor holds 15% or more of Olympus’ issued and outstanding shares as at the record date for the annual general meetings. If the ownership of Olympus’ outstanding shares drops below 15% but remains above or equal to 10%, the right existed for one director to be nominated.  If ownership is below 10%, there is no obligation to include a nominee for director from a vendor.  In June 2004, the Company acquired the remaining 42.82% of the outstanding shares of NVMC from Zedex and Ivanhoe.  The Company completed the acquisition by issuing 13,483,133 common shares of which 3,205,467 shares were received by Zedex and 10,277,646 shares were received by Ivanhoe.    As at March 9, 2009, Ivanhoe held no Olympus shares and Zedex Minerals Limited (formerly Zedex Limited) held approximately 30% of Olympus’ issued and outstanding shares.  Consequently, only Zedex Minerals Limited has  the right to nominate two directors and Olympus no longer had the obligation to include a nominee from Ivanhoe Mines Ltd.

At Phuoc Son, the Company holds an investment license covering a 70 square kilometres area and a mining license on the Dak Sa deposits. The Dak Sa Underground Project is currently comprised of two deposits, the North (Bai Go) and South (Bai Dat) deposits.

On March 7, 2007, the Company released updated resource estimates for Phuoc Son incorporating the results of drilling up to October 2006.  On January 15, 2008, the Company released an updated resource estimate for Phuoc Son incorporating the results of drilling up to October 2007. Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

In January 2008 the Company was granted a two-year Exploration License over a 42 square kilometres area in the Phuoc Son project area, in Quang Nam Province, Vietnam.

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

In mid September 2009 the Company was granted a trucking permit to truck ore from Phuoc Son to the Bong Mieu plant until December 2010. The trucking permit was renewed effective March 15, 2011 until May 30, 2011. This permit allowed treatment of Phuoc Son ore through the Bong Mieu plant until commissioning of Phuoc Son’s new plant, which is expected in June 2011.

The Company placed the Phuoc Son mine into commercial production effective October 1, 2009.

The carrying value of the mineral property and rights and deferred development costs related to the Phuoc Son Gold Property, is approximately $3.8 million and $15.6 million respectively, as at December 31, 2010, and the carrying value of the property, plant, equipment and infrastructure for the Phuoc Son property is approximately $21.8 million.

The Company has applied for a two year renewal of its exploration license over a 28 square kilometres area in the Phuoc Son project area, in Quang Nam Province, Vietnam. Definition of the boundary and license area is being worked on with local departments.

On December 31, 2010, Phuoc Son Gold Company obtained the renewed annual gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore, which expires on December 31, 2011.

The Company pays the Vietnam Government a royalty equal to fifteen percent of the sales value of gold production in Vietnam for Phuoc Son.

Phuoc Son Property Description and Location

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

On October 20, 2003, a 30-year investment license No. 2355/GP was granted for the Phuoc Son property covering 7,000 hectares.   The license permits Minco and NVMC to establish a joint venture, Phuoc Son Gold Company Limited (“PSGC”), for a term of 30 years.   PSGC has investment capital of $10,000,000 and legal capital of $3,000,000, of which NVMC contributed $2,550,000 (85%) and Minco contributed $450,000 (15%).  PSGC must pay the Vietnamese government annual land rent and annual corporate tax of 40% of net profit but will be exempt from import duties and is subject to 7% tax upon remittance of profits abroad.  Minco has not contributed to the legal capital and Minco will not receive a share of the distributions of profits until its contribution to legal capital is paid.  Legal capital recorded for PSGC of $2,550,000 is equal to what has been contributed.   The Company and NVMC are not required to contribute Minco’s share of the legal capital.

On January 23, 2006, a Mining License application was granted over the South and North deposits.   The Mining License allows the Phuoc Son Gold Company Limited, within a 5.5 year period from date of grant, to construct the mine and perform mining activities.    In January 2008,  PSGC obtained a new exploration license with a term of two years which will allow exploration activities in the specified areas.  Under the Vietnamese law, an exploration license is required to get a newer amended mining license.  Refer to risks outlined under Item 3D.   The Company has applied for a two year renewal of its exploration license over a 28 square kilometres area in the Phuoc Son project area, in Quang Nam Province, Vietnam. Definition of the boundary and license area is being worked on with local departments.

Figure 1 shows the location of the property.

Figure 2 shows the location of these deposits and the principal facilities on the property.

THUA THIEN - HUE
LAOS
HOA VANG
DA NANG
EASTERN SEA
HAI VAN PASS
SON TRA
HIEN
DAI LOC
DIEN BAN
HOI AN
DUY XUYEN
THANG BINH
QUE SON
NAM GIANG
HIEP DUC
TIEN PHUOC
PHUOC SON
KHAM DUC
TRA MY
QUANG NGAI
KON TUM
TAN AN
TIEN KY
TAM KY
HA LAM
AI NGHIA
BONG MIEU
(IV)
(V)
CHINA
HANOI
Hai Phong
VIENTIANE
THAILAND
CAMBODIA
PHNOMPENH
Hue
Da Nang
Nha Trang
Ho Chi Minh City
LEGEND
Capital
City
Town
District center
DIEN BAN District
National boundary
Provincial boundary
District boundary
National road
Provincial road
Railway
(IV) NVM Corp 1955/QD-DCKS Exploration licence
(V) NVM Corp 1953/QD-DCKS Exploration licence
Kilometres
0 5 25

Figure 1.   Phuoc Son Gold Property

Figure 2.  Project Site Plan for  Bai Dat (South) and Bai Go (North) deposits

Accessibility, Climate, Local Resources, and Infrastructure for Phuoc Son Property

Access to the Dak Sa Project area within the Phuoc Son property is by 140 kilometres of bitumen road from Da Nang to Kham Duc.  From Kham Duc to the mine area is approximately 14.5 kilometres on a newly upgraded access road.  The South and North gold deposits lie about one kilometres apart and are linked together via a dirt road.

The climate is sub-tropical with average monthly temperatures ranging from about 27°C in June to 20.5°C in December, although it is reported that temperatures may fall below 15º C in the cold season. Average annual rainfall is 2,762.5 mm with the maximum average monthly value of 763.8 mm, which occurs in October.

The minimum average monthly precipitation value is for February and measures 30.9 mm.  Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December.   Storms often occur in Quang Nam Province in September, October and November and cause heavy rain and strong winds with an average speed of 65 kilometres/hr and a maximum of approximately 140 kilometres/hr.

The Phuoc Son Project is located in the central highlands, an area that is one of the poorest regions of Vietnam. The local economy is primarily subsistence agriculture although local ongoing highway construction has provided a source of employment.  Artisanal mining is ongoing on the Property and while this activity has reduced from past periods it is not strongly discouraged by the government as it helps reduce unemployment and stimulate the local economy.  Olympus is doing its best to keep this activity in check. These miners may be suitable candidates for future Olympus development and mining operations.

Nearby communities include Phuoc Duc Commune (population ~1,990) and Kham Duc District Town (population ~6,560), where Phuoc Son Gold Company Limited has its local headquarters. Although Kham Duc has a district hospital with out-patient facilities and limited trauma casualty facilities, health care and education facilities are considered inadequate, with a distinct division in the standard of services and socio-economic opportunity available to ethnic minorities.

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

Geology of Phuoc Son Property

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

In 1997 and 1998, Olympus Pacific Minerals became involved in the Phuoc Son project.

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

2006 Work

As of  December 31, 2006, the Company had completed 63 drill holes totalling approximately 11,330 metres, mainly focusing on the: North (Bai Go) Deposit, South (Bai Dat) Deposit, and other exploration holes on assorted priority targets in the Dak Sa area. These ongoing exploration activities resulted in additional positive drill results at Phuoc Son.   Over the course of 2006, the North Deposit was significantly enlarged and then extended in excess of 900 metres in a north-south orientation.  The drilling also confirmed that the deposit remains open for further expansion.   In April 2006 resource estimates were updated internally by qualified persons using the original resource estimates audited by an independent engineering firm, as a base document.  The April 2006 update was on the North Deposit ore body, incorporating the results of drilling to March 31, 2006. An in-house technical report was completed with respect to the North and South Deposits.  An engineering firm was selected to complete an independent review of this technical report that would result in an issuance of a Form 43-101 Compliant Independent Technical Report.  During the year ended December 31, 2006, other capital expenditures of $2,458,242 were incurred for the Phuoc Son Gold Property.

2007 Work

On January 15, 2008, the Company released updated resource estimates and exploration results at Dak Sa (VN 320). The Measured and Indicated (“M & I”) resources, based on drilling up to October 2007, were stated to be 600,260 tonnes at an average grade of 10.95 g/t for 211,325 ounces of gold. The M & I total comprised Measured Resources of 157,450 tonnes, grading 13.06g/t and Indicated Resources of 442,810 tonnes, grading 10.2g/t. Additional resources of 425,610 ounces are contained within the Inferred category (1,955,400 tonnes at 6.77 g/t).   Reference is made to the technical report “Preliminary Assessment of the Phuoc Son Project” dated December 2007 posted on www.sedar.com (under the Company’s filings) for further details.

For the year ended December 31, 2007, the drilling program at Phuoc Son completed 11,170 meters in 37 drill holes.  During the year ended December 31, 2007, other capital expenditures of $5,064,000 were incurred for Phuoc Son Gold Company.

2008 Work

During 2008, the Company completed 22 drill holes totalling approximately 8,558 meters.

Exploration work defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

During the fourth quarter of 2008 work was undertaken to re-evaluate the Reserves and Resources in the Phuoc Son property following drilling programs completed earlier in the year.  The Proven and Provable Reserve Estimates [“P&P”], based on drilling up to 31 December 2008, stood at 930,390 tonnes at an average grade of 7.79 g/t for 233,150 ounces of gold.  Measured and Indicated [“M & I”] resources, based on drilling up to December 2008, stood at 709,670 tonnes at an average grade of 10.76 g/t for 245,470 ounces of gold. The M & I total comprised Measured resources of 163,320 tonnes, grading 12.76g/t and Indicated resources of 546,350 tonnes, grading 10.16g/t. Additional resources of 401,640 ounces of gold are contained within the Inferred category (1,884,200 tonnes at 6.63 g/t).  Refer to 4.D. above for details.

During the year ended 31 December, 2008, other capital expenditures of $4,630,344 were incurred for the Phuoc Son Gold Company.

2009 Work

During 2009, no exploration drilling was completed at the Dak Sa deposit. Work continued to re-evaluate the Reserves and Resources in the Phuoc Son property following drilling programs completed in 2008.

During the year ended 31 December, 2009, Phuoc Son Gold Company spent $323,170 on property, plant and equipment acquisitions and $2,416,768 on other capital expenditures.

The Company placed the Phuoc Son mine into commercial production effective October 1, 2009.

2010 Work

A resource update estimation for the North and South Deposits completed in May 2010 indicated an approximate 16% gold resource increase, in comparison with 2008 March estimated results. The then current resource estimate (by block modeling, using Inverse Distance Square) was based on 157 drill holes and included additional mineralization extensions that had been intersected by step-out drilling in 2008 around the periphery of the South and North deposits.

During 2010, no general Phuoc Son (VN310) exploration drilling was conducted. During 2010, five holes with 2,123m of coring were completed in Bai Chuoi and Bai Dat. At Bai Chuoi North, results confirmed the continuation of the mineralised structure to the NW. At Bai Dat, results indicated that the mineralisation host structure extends to the NE, NW and SW directions, beyond the boundary of the area currently being explored, still following the marble-argillite contact zone.

During the year ended 31 December, 2010, Phuoc Son Gold Company spent $19,955,625 on property, plant and equipment acquisitions (including advances) and $4,099,686 on other capital expenditures.

Work on the process plant accelerated during the fourth quarter as all the major equipment arrived on site. The main civil works were completed and all the sections of the plant were in the final stages of construction. Whilst it unlikely the main tailings dam 1 would be complete in time for the plant commissioning, the plant planned to utilize dams 2A and 2B and would be fully capable of complying with environmental limits until such time as dam 1 was completed. Final commissioning of the Phuoc Son plant was now expected to be in June 2011.

Mineral Occurrences on Phuoc Son Property

Since 1998, Olympus has discovered and/or explored 23 important showings on the Phuoc Son Property.  The most significant of these are the South and North Deposits in the Dak Sa area of the property. Following are descriptions of these two significant discoveries and a table summarizing the others based upon the Company’s own work.

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

North Deposit (Bai Go)

The North Deposit is some 1,000 metres north of the South Deposit on the Dak Sa zone.  Overall, the North Deposit quartz vein system has widths of up to 32 metres. The Au-Ag-Pb-Zn mineralization is primarily fracture controlled in quartz. Drilling has delineated a central zone of significant interest.  The 2006 drilling at the North Deposit has reported results nearly extending the strike length of the North Deposit to over 900 metres and confirming that the deposit mineralization remains undefined further to the north and south.  Ongoing drilling in 2007 focused on continuing to enlarge the deposit as well as bringing the currently outlined exploration extensions to mineral resource status.

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

Olympus has been involved with the property since September 1997.  Olympus acquired its interest in the Bong Mieu Gold Property in September 1997 by acquiring 100% of Bong Mieu Holding, Ltd. from Ivanhoe Mines Ltd.  The Company has a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (“Bogomin”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu property.   The other 20% of Bogomin is owned by two Vietnamese former governmental organizations, MIDECO (10%) and Minco (10%).

The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, with commercial gold production starting in the fourth quarter of 2006.  Current ore throughput capacity at Ho Gan plant is approximately 500 tons per day.   Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.   The main equipment utilized at the Bong Mieu Central

open pit mine includes the following: ball mills, generators, assay lab equipment, lab flotation cell, crusher / conveyor system and Gekko Gold processing plant.  The general manpower requirement at Bong Mieu is approximately 690 workers on average. Processing plant and lab maintenance routinely occurs with the operations.

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

Production at the Bong Mieu Central plant (VN220) has steadily improved since commercial production began in October 2006 as a result of improved throughput levels, grades, and recoveries.  Ongoing improvements have been made to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007; and in the first and second quarter of 2007, installation of a third detoxification tank and adsorption tank to scavenge gold in solution from the leach tails.

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

The carrying value of the mineral property and rights and deferred development costs related to the Bong Mieu Property, is approximately $2.3 million and $13.3 million respectively, as at December 31, 2010, and the carrying value of the property, plant, equipment and infrastructure for the Bong Mieu property is approximately $5.7 million.

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

Bong Mieu Property Description and Location

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

On December 31, 2010, Bong Mieu Gold Mining Company obtained the renewed annual gold export certificate to allow for exportation of any dore that is produced by the Company, which expires on December 31, 2011.

The Bong Mieu exploration license was granted on December 15, 2008.  The Company had previously been engaging in exploration activities under the investment license. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses.   The Exploration

license term is two years. The Company has applied for a two-year renewal of its exploration license over a 18.5 square kilometres area in the Bong Mieu project area, in Quang Nam Province, Vietnam. Officers of the Department of Geology and Minerals of Vietnam and the Quang Nam Department of Natural Resources and Environment completed their inspection in this regard. Currently, Bong Mieu is working with the Phu Ninh District Peoples Committee, Quang Nam Department of Culture and Tourism and other departments, to agree boundary and license area application.

The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam for Bong Mieu.

Figure 3: Bong Mieu Gold Property

Figure 4: Ho Gan Mining Map

Accessibility, Climate, Local Resources, and Infrastructure for Bong Mieu Property

Access to the Bong Mieu Project area is by 90 kilometres of bitumen road from Da Nang, via Tam Ky to Tien Phuoc. The Bong Mieu Central (Ho Gan) Mine is accessed from Bong Mieu via previously constructed dirt tracks. Some of these are heavily eroded in places but can easily be reformed by bulldozer and faced with rock to provide all weather access.

The monsoon tropical climate has temperatures varying from a high of 42°C in summer to 16°C in winter, although it is reported that temperatures may fall below 16°C in the cold season. Rainfall records from the weather station at Bong Mieu show an average annual rainfall of 4,086 mm over a 2 year period (August 1993 to July 1995) with a minimum annual rainfall of 2,935 mm and a maximum annual rainfall of 5,265 mm. Generally, 80% of the total annual precipitation occurs within the wet season (September to December) with the greatest precipitation occurring in October.  January through August are generally drier months, with less than 180 mm of precipitation per month and January to April are typically extremely dry.  Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December.

Most of the property associated with the Bong Mieu Project is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 metres above sea level. The flattest portion of the Property is cultivated but the remainder has second and third – growth forest.

The Bong Mieu property is near the commune of Tam Lanh which comprises 10-12 villages and a population of between 5,000 to 10,000. The commune provides a medical clinic and primary schools. The local economy is based on agriculture although some employment is found in local construction and a small amount of artisanal gold mining, both on the Property and outside.

Electrical power via the national grid is close to the Bong Mieu property and reaches the villages. Water is available on the Property from the local rivers.

Geology of Bong Mieu Property

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

On October 9, 2007, the Company reported increases to the mineral resources at the Bong Mieu Gold Property as outlined in a Technical Report prepared by TMC/SA.  The full text of the report is available on the Sedar website (www.sedar.com).   Please refer to the updated mineral resources estimates table in Item 4.D.2(f).

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

Development activities for the 2009 year comprised 333m of level drives and 194m of raises.

The supplement to Ho Gan Environmental Impact Assessment to include Nui Kem underground was replaced with Nui Kem Environmental Impact Assessment Report submitted to Department of Natural Resources on December 10, 2009. Formal inspection occurred early in the first quarter of 2010. All Environmental Impact Assessment amendments and requirements, as advised by the Department of Natural Resources, were complied with and notice of formal approval was awaited.

The Bong Mieu Underground project (VN230) was placed into commercial production on April 1, 2009.

During the year ended December 31, 2009, Bong Mieu Gold mining Company spent $1,088,427 on property, plant and equipment acquisitions and $1,906,778 on other capital expenditures.

2010 Work

During 2010, no new general Bong Mieu exploration (VN210) sites were investigated by drilling.

Ho Gan Study (VN220)

Two exploration holes, totalling 291 metres length were drilled on the south of Bong Mieu Central (Ho Gan open pit (VN220)) in September 2010 to test the southern extension of the Ho Gan mineralized structure. These two holes were successful in intercepting the Ho Gan mineralization host structure at its projected depths. Although the thickness and grade of the above intersections were not economically viable, they confirmed the continuation of the mineralization to the south, beyond the Ho Gan deposit boundary. Exploration in the final quarter of 2010 consisted of one hole being drilled (declined westerly) to test the potential at depth of the mineralised granite outcrop east of Dam 3. The hole did not intersect the target, which was thought to either dip easterly, or be faulted or pinched out at depth.

Bong Mieu East Study (VN240)

The Bong Mieu East (VN240) 2010 infill drilling program commenced in late June 2010, and concluded in September 2010, with a total of 1,291m drilled in ten holes. All assays were received during Q4 2010 and the updating and modification of geological models was completed, with final verification in progress at the time of filing our annual report.

Mining and processing of ore from the Bong Mieu Central pit (VN220) was cut back in 2010 to allow more of the high grade Phuoc Son ore to be processed in the plant.  Quantities were increased in the fourth quarter while export of Phuoc Son ore was not possible due to the export license not being operative for a two-week period. Mining activities were resumed in Area 11 and 4,077 tonnes were mined at 10.46g/t Au. This area is became progressively deeper and became more sulphitic than the shallower ore. The high grade meant that the higher strip ratio could be tolerated.

Officers of the Department of Geology and Minerals of Vietnam and the Quang Nam Department of Natural Resources and Environment completed their inspection in connection with the Bong Mieu Exploration License Renewal. Bong Mieu is working with the Phu Ninh District Peoples Committee, Quang Nam Department of Culture and Tourism and other departments, to agree boundary and license area application.

During the year ended 31 December, 2010, $1,282,332 was spent on property, plant and equipment acquisitions and $4,689,381 on other capital expenditures.

Main mineral occurrences on Bong Mieu Property

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

The gold is often associated’with tungsten mineralization which occurs as scheelite.

Nui Kem (Bong Mieu Underground)

Gold mineralization is hosted by quartz+sulphide veins that occupy shears in the underlying quartz+feldspar+biotite schist and gneiss.  They have been exploited over a strike length of some two kilometres and down dip for at least 350 metres.  The common sulphide minerals are pyrite, galena, sphalerite and lesser pyrrhotite.  The veins vary in thickness up to 2.2 metres and average 1.0 metre.

The Bong Mieu property hosts five other gold occurrences that warrant additional exploration to determine economic viability.    These occurrences are located in the Bong Mieu area and have significant exploration potential that could result in development.

Resource and Reserve Estimates for Bong Mieu Property

Refer to 4(D) Global Resource table for detail of mineral resource and ore reserves for the Bong Mieu Property.

Capcapo Property, The Philippines

The Capcapo property is located north of the prolific Baguio-Mankayan Gold District in the Northern Philippines.  The project area has all the similar epithermal–porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored.  Olympus’ partner on the property is Abra Mining and Industrial Corporation (“AMIC”).  AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a local partnership in the Philippines.

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (“MOA”) was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement (the “Capcapo Property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property.  At June 30, 2010, the joint venture terms were not finalized due to ongoing negotiations with the partners.

The MOA is a binding agreement that is conditional on the Company’s completion of a due diligence program to validate historical drilling information. Under the MOA, the parties will form a joint venture corporation (“Newco”) that will develop, manage and conduct mining operations on the Capcapo Property. Newco and Jabel will become co-holders of the titles to the Capcapo Property. Although Jabel’s name will remain on the Capcapo Property titles, Jabel’s only economic interest in the Capcapo Property will be a royalty. Aside from the royalty, all of the Capcapo Property’s proceeds shall flow through Newco.

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

Under the MOA, once the due diligence procedures are completed with the drilling information being validated and a formal agreement is signed, a cash payment of U.S. $200,000 is required to be made by the Grantee to AMIC.  Six months after the signing of the formal agreement, the Grantee is required to issue the Company’s common shares to AMIC with a total value of U.S. $350,000, based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement.  Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of Olympus with a total value of U.S. $450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance.  To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the 5th year after the signing of the formal agreement.  The Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent.  Once the 60% interest has been earned, a new joint venture company (“NEWCO”) would be formed of which the Grantee would hold a 60% interest.   If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture.   One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO, as defined in the agreement, whichever is higher.  As of May 31, 2011, the joint venture terms have been agreed in principle and are in the process of being formally documented.

Following the initiation of Community Consultation in accordance with Philippine laws in the fourth quarter of 2007 and the commencement in the first quarter of 2008 of a formal program of Free, Prior and Informed Consent, undertaken in conjunction with the National Commission on Indigenous Peoples (NCIP), all efforts in Capcapo area have concentrated on obtaining Community approval which is required before any further exploration can continue.  As of May 31, 2011, the formal report and community decision was still awaited from the NCIP.

Capcapo Property Description and Location

The Capcapo Property is located in Abra Province approximately 85 kilometers north of the Baguio – Mankayan gold district which is estimated to have past production & current reserves/resources in excess of 60 million ounces gold.

Figure 1 Capcapo Regional Setting

Figure 2 Capcapo Local Setting

Capcapo Property Accessibility, Climate, Local Resources, and Infrastructure

The Capcapo property is accessible by road; some 36 km (Patok) and 45 km (Capcapo) southeast from Bangued, the provincial capital. Bangued is 409 road kilometres north of Manila. The Capcapo prospect is traversed by the main Abra-Kalinga road, however access is restricted to foot throughout most of the areas on both the Patok and Capcapo tenements. Old mine and drill access tracks are present, however these are generally heavily eroded. These could provide excellent vehicular access once they are rehabilitated.

The climate is tropical, with marked wet and dry seasons and seasonal exposure to typhoons.

The Capcapo Property is in a rural setting, with only local village resources. Reticulated electricity is available and houses are available for rent.

Capcapo Property Geology and Main Mineral Occurrences

Included in the tenements is the Capcapo deposit, the Patok epithermal Au-Ag deposit and numerous other gold-copper showings which have received little or no exploration work to date.

History of Exploration at the Capcapo Property

In the mid-1980s, Gold Fields Asia Ltd based in Australia, completed trenching and eight short holes in the Capcapo deposit area. Since drill core from this previous drilling was not available, Olympus, as part of its final due diligence, has re-drilled three of the previous holes (OYM holes 07-9 to 07-11). Surface trench results yielded an average grade of 4.54 g/t gold over 9,150 m2 area using a 0.5 g/t cut-off. Individual trench assays ranged up to 110 g/t gold. Olympus trench sampling has confirmed the previous assay values. OYM trench A assayed 6.8 g/t Au over 20 meters. Results from due diligence holes 07-9 to 07-11 have returned extensive gold - copper mineralization. Step-out drilling (holes 07-12 onwards) has extended the mineralized zone.

Total cumulative spending on this project as at December 31, 2008 was $865,779 which was capitalized to deferred exploration.  At December 31, 2008 the full $865,779 of capitalized deferred exploration expenditure had been written off.  Management considers this is a prudent measure given the delays in formalizing the joint venture agreement and the economic uncertainty of world markets at present. No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture Agreement are resolved. As of May 31, 2011, the joint venture terms have been agreed in principle and are in the process of being formally documented.

Capcapo Property Resource and Reserve Estimates

There is no known commercially minable mineral deposit on the property.

Bau Gold Property, East Malaysia

The Bau Gold Project comprises consolidated Mining and Exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. Operating since 1864, this goldfield has estimated historic gold production of approximately 3 million oz. gold and recorded production of 1.5 million oz. of gold. Regional analogy with goldfields across the border in Kalimantan suggests significantly greater remaining potential.

As a result of the amalgamation with Zedex, the Company had a 50.05% controlling interest in and was the operator of the Bau Gold Project. The Company is in a joint venture agreement with a local Malaysian company. On September 30, 2010 (as amended May 20, 2011) the Company entered into an agreement to acquire a further 43.50% interest in North Borneo Gold Sdn Bhd by July 2013.  The settlement is to be paid in several tranches as set out below and will bring the Company’s effective interest to 93.55%. As a result the Joint Venture agreement has been revised to deal with a number of operational and governance matters.

These transactions can be summarized as follows:

The agreement includes a condition subsequent that must be met before the Tranche 3 payment is required to be settled.  The condition subsequent requires the vendor to obtain:

a)
All renewals or grants (as applicable) of mining licences and mining certificates relating to the Jugan deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

b)
All ministerial, governmental and other regulatory approvals to ensure that the mining licences and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations

Conditions to be met before settlement of each tranche are as follows:

Tranche 1	- has no conditions.

Tranche 2	- amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date.

Tranche 3
- if the condition subsequent noted above has been met by March 31, 2012 settlement of the Tranche 3c payment occurs.  If the condition subsequent has not been met then the shares transfer to the purchaser at no additional cost.

On completion of Tranche 3c the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases.

Tranche 4	- has no conditions.

Resource drilling to date has focussed largely on the Taiton A Zone (Taiton Sector) and is continuing to delineate the resource here. Resource drilling has commenced on the Tabai Zone (Taiton Sector) where exploration drilling located a new mineralized vein. It is predicted that continued drilling in the Taiton Sector will lead to a new resource estimate in the fourth quarter of 2011. Upgraded sample processing facilities and an on-site assay laboratory are now in place.

Bau Gold Property Description and Location

The Bau Gold project area is centered on the township of Bau, about 22 miles West South West from the port city of Kuching. Kuching is the state capital (population +650,000) and has an international airport and two deep water ports.  The project area is serviced by a network of sealed roads.

Figure 1: Bau Gold Property

Bau Gold Property Accessibility, Climate, Local Resources, and Infrastructure

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

Bau Gold Property Geology

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

History of Exploration on Bau Gold Property

Historically, Bau Goldfield is considered one of the more important goldfields in South East Asia. Operating since 1864, this goldfield has recorded 1.5M oz of gold production. The total historic goldfield production is estimated to be approximately 3.0 M oz of gold. During the early gold rush era (1850s to 1890s), more than 50 mines were scattered over an area of approx. 250 km2 were operated by Chinese miners; not only mining gold, but also antimony, mercury and native arsenic. The Borneo Company Ltd. introduced one of the world’s first commercial cyanide process in 1898 and successfully operated this until it ceased operations 1921, by which time it had produced 983,225 ounces of gold, including 438,000 oz from the Tai Parit Mine. From 1921 to the early 1980s, many small mines were operated by local Chinese mining syndicates (“Kongsi”) until the early 1980s when Bukit Young Goldmines SDN BHD (BYG) initially started re-treating tailings and later resumed open-pit mining, most notably at Taiton, BYG and Tai Parit Mines, producing close to a further 1.0 M oz of gold.

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

2010 Work

During the second half of 2010, exploration drilling of new geological and geophysical targets commenced. A separate resource drilling programme, aimed at upgrading the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization also commenced around the same time. As at 31 December, 2010, both drilling programmes were still in progress. An interim assessment of results is scheduled to be made during the fourth quarter of 2011.

During the year ended December 31, 2010, North Borneo Gold Sdn Bhd spent $40,848 on property, plant and equipment acquisitions and $2,551,343 on other capital expenditures.

Bau Gold Property Main Mineral Occurrences

The Bau resource comprises multiple deposits, all which remain open with potential for further expansion through continuing exploration. The deposits comprise several different mineralization styles During the first half of 2010, an independent assessment was conducted by TMCSA, primarily to convert an earlier attributed historic compliant gold resource (in respect of the Jugan, Pejiru, Sirenggok, and BYG Tailings deposits) to NI 43-101 status, and to estimate additional resources within deposit extensions and adjacent mineralization zones. During the second half of 2010, exploration drilling of new geological and geophysical targets commenced. A separate resource drilling programme, aimed at upgrading the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization also commenced around the same time. As at 31 December, 2010, both drilling programmes were still in progress. An interim assessment of results is scheduled to be made during the second quarter of 2011.

Bau Gold Property Resource and Reserve Estimates

The central goldfield area has been the principal focus of exploration since commencement of the JV in November, 2006. An independent consultant commissioned by Zedex Minerals Limited when they held this mineral interest has formally established a gold resource which has been converted to NI43-101 resource in 2010. This comprises three near-surface deposits (Jugan, Pejiru and Sirenggok), with a subordinate contribution from auriferous tailings at the historic BYG Gold Mine. This latest estimate established a NI 43-101 compliant gold resource of 2.45M oz. Potential for substantial additional gold resource has also been estimated by an independent consultant in deposit extensions and closely adjacent zones. Other unexplored potential remains within peripheral zones.

The current estimate (by block modeling, using Ordinary Kriging) is based on 1,911 drill holes. Except for the BYG tailings deposit, a 0.75 g/t Au lower grade cutoff was used throughout, whilst the uppercuts ranged from 6.47 g/t Au to 33.13 g/t Au depending upon the grade statistics of individual deposits. The BYG tailings estimate utilized lower and upper cutoffs of 0.5 and 3.3 g/t Au respectively. The 2010 update indicates an approximate 52% gold resource increase at Bau, of which the increase is mainly within Indicated and Inferred categories.

There is no known commercially minable mineral deposit on the property.

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

Tien Thuan Property Description and Location

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

Figure 1: Tien Thuan Gold Property

Tien Thuan Property Accessibility, Climate, Local Resources, and Infrastructure

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

Tien Thuan Property Geology

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

History of Exploration on Tien Thuan Gold Property

2006 and Prior

Artisan gold mining has historically been widespread throughout the Tien Thuan area. Since the early 1990s however, artisan mining has been strongly curtailed by the provincial authorities, mainly for social reasons and to prevent environmental degradation.

The first systematic exploration of the Tien Thuan area was conducted by the Vietnamese Geological Survey (DGMV) during 1990–93. This work included geological mapping, costeaning and pit sampling of quartz veins within artisan mining areas. Four separate gold resource areas were delineated. One of these (at Nui Bac Ma) was focused on six sub parallel, steeply dipping quartz veins, hosted within granitoid intrusives.

2007 Work

Following Provincial Government approval of the work programme, BNG commenced exploration in December 2007 with 1:5,000 scale geological mapping and 100m x 50m grid rock and soil geochemical surveys of the tenement area.

2008 Work

During the second quarter of 2008, the sample spacing was reduced to 100m x 25m, in order to provide greater geochemical resolution within the main areas of interest. All assays were performed by laboratories registered with the New Zealand Testing Laboratory Registration Council (TELARC).  In the third quarter of 2008, detailed (1:1,000 scale), geological mapping of individual veins and ore shoots commenced, preparatory to the specification of initial drill targets.

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

Reconnaissance mapping around the Tien Thuan periphery has also highlighted additional base-metal potential, particularly molybdenum.

2010 Work

Drilling commenced in mid June 2010 in Area One, Bac Ma sector and by the end of December 2010, an aggregated length of 1,212m has been drilled in nineteen holes, specifically at Bac Ma sector (897m in 14 holes), Tien Long (258m in 4 holes) and Vinh Binh (57m in 1 hole). Full assay results were received during the fourth quarter. Results to date indicate that Bac Ma sector mineralization comprises Au-Ag-Cu-Pb-Zn with shear, vein and broad alteration zones within a granite-felsite intrusive complex. These alteration zones contain local quartz stockworks and sheeted veining and vary up to tens of meters in thickness. However, gold grades above 1g/t are primarily confined to the quartz veins. In general, no near-surface potential has yet been found at Bac Ma.

Tien Thuan Property Main Mineral Occurrences

Gold resources have previously been delineated (to pre-JORC status) within four Sectors of the Tien Thuan project area, whilst Binh Dinh NZ Gold exploration has since identified additional mineralization areas, as follows:

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

Vinh Binh

The Vinh Binh vein swarm comprises one section of the prominent structural corridor that trends North-South from the Tien Thuan circular depression. The Vinh Binh veins are probably semi continuous (beneath alluvium of west flowing streams) with collinear vein sets within the northernmost (Hon Lap) sector of the N-S trending structural corridor.

Suoi Ha

The DGMV has estimated a (P1) resource at Suoi Ha (two km to the east of Vinh Binh), but BNG has not yet conducted any detailed follow-up work at this location.

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

Other Areas

Reconnaissance of other gold and base metal targets peripheral to the above areas has also continued to record positive indicators. These include a 1,100m x 300m, open-ended (>20ppm) Molybdenum-in-soil anomaly coincident with the Tien Long dacitic intrusive and a large tungsten-molybdenum intrusive granite porphyry (peak value 1,400 ppm Mo) within an adjacent valley to the north.

Tien Thuan Property Resource and Reserve Estimates

The only mineral resources estimated to date within the Tien Thuan Gold Project area are those (measured in tonnes of gold) that were completed by the Geological Survey of Vietnam during the early 1990’s. Although these were estimated and classified by methods approved by Vietnamese authorities, they pre-date current standards.

There is no known commercially minable mineral deposit on the property.

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

During the fourth quarter 2010, a field reconnaissance was conducted to further assess mineralization indicators. A review assessment report was completed and the proposed ongoing programme calls for detailed geological mapping and rock sampling, combined with in-fill soil geochemistry during 2011. These results will be used for drill targeting. Follow-up drilling is scheduled for 2012.

GR Enmore Property Description and Location

The Enmore Gold Project is located within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia.

Figure 1: GR Enmore Gold Property

GR Enmore Property Accessibility, Climate, Local Resources, and Infrastructure

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

GR Enmore Property Geology and Main Mineral Occurrences

At Sunnyside diamond drilling demonstrated vertical continuity down to 118m and subsequent trenching through a strike length of 400m and width of up to 50m confirmed variable frequency stockwork mineralisation.

Oxide mineralisation extents to a depth exceeding 50m towards the Sunnyside fault. There is limited information beyond the fault, but at least one footwall structure has been identified.  Drilling at Bora has confirmed a NE striking steeply plunging to the NW lode style vein system developed within an extensive mylonite zone comprising milled adamellite locally intensively altered to a quartz ‐ sericite assemblage. Drilling to date has confirmed grade potential to 180m, but with the plunge component additional step out drilling is required. Given the occurrences of eluvial gold along the Bora fault its highly probable that further dilation zones hosting auriferous lodes exist between Bora and Red Hill (across a topographic divide).

History of Exploration on Enmore Gold Project Property

Drilling and subsequent trenching over the Bora, Sunnyside and Sheba prospects has confirmed the potential for limited scale economic mineralisation in the order of 150‐250,000oz. Of the three prospects, Bora and Sunnyside appear to have the most upside potential, other prospects including Red Hill, Golden Gully and Stony Hill have generated some interesting results but there appears to be limited structural focus which is critical for shoot style lode development in this area. Very extensive trenching right through the Sunnyside stockwork zone was conducted to confirm the full strike and width of this mineralisation, the results confirmed additional drilling is required to close off the full strike extent of the mineralisation, however, this is unlikely add any significant additional ounces to the resource.

GR Enmore Property Resource and Reserve Estimates

There is no known commercially minable mineral deposit on the property.

ITEM 4A:  UNRESOLVED STAFF COMMENTS

Disclosure under this item is not required for the Company as it is not an accelerated filer, a large accelerated filer, nor a well-known seasoned issuer.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations of the Company for the fiscal years ended December 31, 2010, 2009, 2008, and 2007, and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report on Form 20-F. Unless indicated otherwise, all references herein are to U.S. dollars.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Reference is made to Note 17 of the financial statement for the years ended December 31, 2010, 2008, and 2007 for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s annual audited financial statements, respectively.  In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Overview

Olympus is an international mineral exploration and development company engaged in the business of acquiring and developing mineral properties in Southeast Asia. The Company’s long-term strategy is to position itself as a significant gold producer in Southeast Asia. In addition to interests in other properties discussed above in Item 4D, the Company currently owns interests in two gold producing properties in Vietnam, which are referred to as the Phuoc Son gold property and the Bong Mieu gold property.

The Ho Gan plant at the Bong Mieu gold property has been commissioned and commercial production started in the fourth quarter of 2006.  The Company poured its first 3.6 kg doré bar on February 15, 2006.  On October 9, 2007, the Company reported increases to the mineral resource estimates at the Bong Mieu Gold Property as outlined in a Technical Report prepared by TMC/SA.    The full text of the report is available on Sedar website (www.sedar.com).

At the Company’s Phuoc Son gold property, on January 25, 2006, the Company secured a mining license in respect of the Bai Dat and Bai Go deposits (collectively the “Dak Sa Underground”).  The property includes the higher grade Dak Sa Underground Project which has proven and probable reserves and its Bai Dat mine was put into commercial production in the fourth quarter of 2009.  The Company commenced development of a new processing plant in 2010 and plans to commission it in the second quarter of 2011.

5A. Operating Results

Bong Mieu Gold Property

In 2006, Olympus completed the construction of its gold processing plant at Bong Mieu Central where the first 3.65 kilogram gold dore bar was poured on February 15, 2006.   The plant was built on budget at $4.5 million but the start-up was slightly delayed due to the typical annual heavy rain falls (“monsoon”) from May to October. The plant has a throughput capacity of approximately 500 tonnes per day (“tpd”).  Based upon an evaluation of the operating results of the Bong Mieu Central (Ho Gan) plant since the commencement of commercial production, management determined during the fourth quarter of 2006 that the carrying amount of the long-lived assets related to the Bong Mieu Central (Ho Gan) mine was not fully recoverable.  Consequently, an impairment charge of CAD$4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development cost in the fourth quarter of 2006.

Statistical Results from the Bong Mieu Plant (including Phuoc Son ore):

	2010 Quarters				Annual
	Q1	Q2	Q3	Q4	2010	2009
Tonnes of ore milled*	31,056	35,977	33,884	37,862	138,779	140,259
Grade (g/t Au)	10.16	8.86	10.08	8.50	9.35	7.94
Mill recoveries (percent)	72%	80%	85%	81%	80%	68%
Gold production (ounces)	7,335	8,221	9,311	8,367	33,234	24,317
Gold sales (ounces)	7,649	8,255	5,184	8,098	29,186	15,709

*	The Bong Mieu Production Plant processes ore from Bong Mieu Central (VN220), Bong Mieu Underground (VN230), Tailings (VN220) and Phuoc Son Projects (VN320).

Process Plant – Annual Operating Results for the Combined Projects:

	Bong Mieu Central (Hogan) VN220 2010 ($)	Bong Mieu Underground (Nui Kem) VN230 2010 ($)	Combined Bong Mieu Properties VN220 & VN230 2010 ($)	Phuoc Son (Dak Sa Underground) VN320 2010 ($)	Total 2010 $	Total 2009 $
Gold sales	2,073,089	7,138,762	9,211,851	26,774,162	35,986,013	16,400,740
Cost of sales	687,034	3,286,268	3,973,302	9,240,616	13,213,918	13,996,635
Amortization	1,859,859	3,139,571	4,999,430	4,110,876	9,110,306	4,636,825
Toll treatment charged to Phuoc Son	(4,675,106)	-	(4,675,106)	4,675,106	-	-
Royalties	66,860	216,571	283,431	4,512,504	4,795,935	1,347,215

Production at the Bong Mieu Central plant (VN220) has steadily improved since commercial production began in October 2006 as a result of improved throughput levels, grades, and recoveries.  To increase gold recoveries, a re-grind circuit was acquired in December 2006 and was installed in the second quarter of 2007.  Ongoing improvements have been made to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007; and in the first and second quarter of 2007, installation occurred of a third detoxification tank and adsorption tank to scavenge gold in solution from the leach tails.  The plant was designed as a gravity/sulphide flotation circuit and the main cause of the fluctuating recovery is a result of the degree of oxidization in the ore feeds. Oxidized ores do not float well and reduce recovery. To mitigate this problem, the mine has blended the ore to obtain a higher recovery.  The Company also installed a Falcon concentrator to help improve recoveries. It is anticipated that, in the future, the tails will be reworked.

By the third quarter of 2010, the plant was producing, on average, approximately 3,300 ounces of gold per month. This production level decreased in the fourth quarter of 2010 due to a mechanical breakdown to the primary mill. The repairs took three weeks to complete. Aside from the lower throughput, the use of the secondary mill as the primary mill caused changes in grind that lead to a lower recovery in the fourth quarter. Recovery was also negatively impacted by excess water getting into the circuit through the incessant heavy rains experienced in the region.

Dak Sa (VN320) accounted for 75.6% of the total gold production, Nui Kem (VN230) accounted for 16.2% and Ho Gan (VN220) accounted for the remaining 8.2%. Gold production ounces for 2010 exceeded production ounces for 2009 by 37%.

Plant improvements continued in the fourth quarter with upgrading of the Gemini shaking table, elimination of manual panning and use of high chrome steel balls.

The Company reported in August that the Bong Mieu Gold Processing Plant was shut for one day as a result of vandalism and theft by local criminals.  Following the event the Company has placed a claim with the Company insurers in Vietnam.  The claim includes stolen ore costing $45,000 and repairs, security and other costs of $23,000.  This is recorded as Cost of Sales in the financial statements. The book value of damaged equipment of $1,700 has been recorded as Loss on Disposal of Capital Assets.  As the insurers have not yet agreed the final claim, a receivable has not been recorded in the financial statements.

During 2010 a total of 29,186 ounces of gold were sold at an average price of $1,233 per ounce for proceeds of $35,986,013.

On November 1, 2005, Bong Mieu Gold Mining Company entered into a refining and sales contract with Argor-Heraeus SA (“Argor”) whereby Bong Mieu delivers doré bars which contain gold and silver to Argor’s delivery point at which point the risks of ownership pass to Argor.  Argor purchases the gold and silver from Bong Mieu at an amount equal to the value of the gold and silver shipment less any refining and transport charges.   The value of the gold and silver is determined by a number of factors such as the market price of gold and silver and assuming a specified return rate on gold and silver equal to 99.95% and 98%, respectively.   The price of gold used in the calculation is equal to the London Bullion market AM-fixing in US dollars per troy ounce and the price of silver used is equal to the silver-fixing of the London Bullion market in US dollars per troy ounce.   The original contract was valid from November 1, 2005 until October 31, 2007, with an option to extend the contract if agreed upon by both parties.   An addendum to the original contract was signed to extend the original contract to December 31, 2010. The contract has since been extended to December 31, 2011.  Effective from July 2010 all silver is immediately sold to Argor while gold is held on account for the Company and sold on the spot market using Auramet as agents for the transaction.  Argor continues to provide refining services to the company.  From January 1, 2011 the Vietnese government imposed an export tax on unrefined gold exported, therefore the company is trialing refinery services in Vietnam which enables 99.99% gold to be shipped out of the country without incurring the export tax. The trialing process is continuing, and a decision has not yet been made as to which local refinery will be used on a permanent basis in future. No binding agreement has been put in place with a refinery in Vietnam. All gold and silver is shipped to Argor in Switzerland for final assessment.

Phuoc Son Gold Property

On January 25, 2006, the Company received approval of its Mining Licence and on January 10, 2008, the Company received the exploration license that replaced the expired license for the Dak Sa Underground deposits located on the Phuoc Son property. On March 26, 2008 the Company received a positive independent “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam” (the “Technical Report) authored by independent mining and geological consultants. The full text of the report is available on Sedar website (www.sedar.com). The Company has commenced development of the project with a mix of self funding through toll treatment of ore at the Bong Mieu plant and external financing.   The Bai Dat mine was put into commercial production in the fourth quarter of 2009.   The Company commenced development of a new processing plant in 2010, and plans to commission it in the second quarter of 2011.

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

Management’s Discussion and Analysis for the years ended December 31, 2010 and 2009

Results of Operation

	2010	2009	% Change	Comments on variances
Sales	$35,986,013	$16,400,740	119
The Company sold 29,186 ounces of gold in 2010 (at an average realized price of US$1,233 per ounce, an increase of $189 per ounce on the average price in 2009).  Sales increased due to a higher throughput in the plant and higher gold prices.

Cost of sales	13,213,918	9,448,441	40	Increased due to the increased throughput.
Amortization	8,974,079	4,392,945	104	Increased as a result of having three mines in commercial production.
Corporate and administrative expenses	8,453,673	6,935,632	22
Increased year to date largely due to increased professional and consulting fees due to engagement of external professionals providing advice on the Convertible Notes and Gold Loan Notes issued, Zedex amalgamation and refiling issues as well as increased international travel related to management oversight of the new projects and raising of finance.

Stock-based compensation	1,876,574	3,569,314	(47)	Decreased due to changes in the stock price at the time of valuation in 2010 compared with 2009.
Interest and accretion on term loans	1,321,122	_	100	Increased as a result of the new debt facilities.
Derivatives-fair value revaluation	1,348,000	_	100	Increased as a result of revaluation of the new gold loan derivative liabilities.
Royalty expense	$4,795,935	$884,704	442	Royalties paid to Government increased due to higher sales/production volumes, higher realized prices and an increased rate charged for Phuoc Son.

Management’s Discussion and Analysis for the years ended December 31, 2009 and 2008

Results of Operation

The Bong Mieu (VN220) Central mine went into commercial production effective October 1, 2006. The Bong Mieu Underground (VN230) mine went into commercial production effective April 1, 2009.  The Phuoc Son mine (VN320) went into commercial production effective October 1, 2009. During the year ended December 31, 2009, a total of 24,198 ounces of gold were sold for proceeds of $24,328,860 during 2009 of which 8,489 ounces with proceeds of $7,928,120 were netted against deferred development costs for projects while they were not in commercial production. Comments on selected items from our Consolidated Statements of Operations are noted in the table:

	2009 ($)	2008 ($)	% Change	Comments on variances
Sales	16,400,740	7,275,324	125
The Bong Mieu central plant sold 15,709 oz of gold during the 2009 year (at an average realized price of US$1,044 per ounce) compared to 8,489 oz of gold in the same period last year (at an average realized price of US$883 per ounce). An additional 8,489 oz of gold sales worth $7,928,120 in 2009 were capitalised for projects prior to their commercial production start date.

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

Comments on selected items from our consolidated statements of operations are noted in the table:

	2008 $	2007 $	% Change	Comments on variances
Sales	7,275,324	6,509,318	12
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

Travel	604,493	534,579	13	Increase in number of flights taken by senior management to Vietnam and Toronto.
Investor relations and promotion	440,884	565,644	-22	Lower for the 2008 year due to change in marketing plans in the second half of the year to reduce costs.
Stock-based compensation	997,336	2,114,536	-53	Increased earlier in 2008 due to the retention of a compensation consultant (see salaries above) however over the year less stock-based compensation has been awarded
Interest expense (income)	(551,023)	(525,090)	5	Interest income increased in 2008 due to increased cash balance held in the early part of 2008..
Foreign exchange loss (gain)	(330,916)	527,438	163	Exchange gain mainly as a result of the foreign exchange rate fluctuations impacting the value of investments denominated in US dollars.

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

As at December 31, 2010, the cash and cash equivalents’ balance was $4,105,325 compared to $5,718,725 as at December 31, 2009.   The decrease was mainly a result of increased value-added tax in Vietnam not refunded during the year, for which the majority has since been refunded in April 2011. In 2010 the company raised funds of US$15,841,667, net of costs, through newly issued equity. In March 2010, the Company obtained private placement funding of CAD$12,750,000 through issuance of convertible promissory notes. In June, 2010 the Company completed a private placement of Gold Delivery Notes, resulting in gross proceeds to the Company of US$21,960,000.

In 2009 the Company raised US$5,200,000 of funds through newly issued equity.

On June 27, 2007 a US$2 million Non-Revolving Debt Facility with Macquarie Bank Limited of Sydney, Australia was repaid in full.  The Company did not obtain any debt facilities in 2007, 2008 and 2009.

The ability of the Company to continue its growth is dependent upon obtaining the necessary funding and/ or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets.

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

During the year ended December 31, 2010, the Company spent $21,974,982 (2009: $1,417,444) on acquisition of property, plant and equipment and $11,876,238 (2009: $3,324,723) on other capital expenditures.

5C.  Research and development, patents and licenses, etc.

The Company holds an Investment Licence and a Mining Licence covering 30 square kilometres within the Bong Mieu Gold Property area. The Investment Licence area contains three deposits: Bong Mieu Central and Bong Mieu East (open-pit deposits) and Bong Mieu Underground. The Company has applied for a two year renewal of its exploration license over a 18.5 square kilometres area in the Bong Mieu project area, in Quang Nam Province, Vietnam. Officers of the Department of Geology and Minerals of Vietnam and the Quang Nam Department of Natural Resources and Environment completed their inspection in this regard. Currently, Bong Mieu is working with the Phu Ninh District Peoples Committee, Quang Nam Department of Culture and Tourism and other departments to agree upon the boundary and license area application.

At Phuoc Son, the Company holds an investment license covering a 70 square kilometres area and a mining license on the Dak Sa deposits. The Dak Sa Underground Project is currently comprised of two deposits, the North (Bai Go) and South (Bai Dat) deposits. The Company has applied for a two year renewal of its exploration license over a 28 square kilometres area in the Phuoc Son project area, pending agreement on definition of boundaries. It is currently expected that the exploration license will be renewed. The trucking permit for Dak Sa ore (VN320) expired on December 31, 2010, but was renewed effective March 15, 2011 until May 30, 2011. This permit allowed treatment of Phuoc Son ore through the Bong Mieu plant until the expected commissioning of Phuoc Son’s new plant in June 2011.

A schedule of the mining licenses/certificates held in respect of the Company’s Bau Gold Property in East Malaysia can be found in Item 4D.

5D.  Trend Information

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

Production and sales trends are as follows:

	2010	2009	2008
Ounces produced	33,234	24,317	11,191
Sales US$	35,986,013	24,328,860	8,160,424
Average sales price	1,233	1,005	748

5E.  Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

5F.  Tabular Disclosure of Contractual Obligations as at December 31, 2010

Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	818,946	818,946	-	-	-	-
Operating leases	111,394	74,508	36,886	-	-	-

Purchase obligations - supplies & services	4,096,632	4,096,632	-	-	-	-
Purchase obligations - capital	977,251	977,251
Asset retirement obligations	1,610,677	491,345	161,616	538,053	394,815	24,848
Total	7,614,900	6,458,682	198,502	538,053	394,815	24,848

In the normal course of business, the Company may be subject to various legal claims.  Provisions are recorded where claims are likely.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6A.  Directors and Senior Management

    At May 31, 2011 the Company’s executive officers and directors were as follows:

Name & Place of Residence	Title	Date of Birth	Date of First Election or Appointment	Term of Office of the Directors
David A. Seton (Hanoi, Vietnam)	Executive Chairman, Chief Executive Officer and Director	Dec. 13, 1955	Aug. 23, 1996	Expires at 3rd AGM following June 12, 2008 AGM
Jon Morda (Ontario, Canada)	Director	Jan. 13, 1952	Aug. 16, 2005	Expires at 3rd AGM following May 11, 2010 AGM
John A.G. Seton (Auckland, New Zealand)	Chief Financial Officer and Director	Jan. 10, 1963	July 7, 1999	Expires at 3rd AGM following May 29, 2009 AGM
T. Douglas Willock (Ontario, Canada)	Director	Jan. 8, 1953	Feb. 16, 2006	Expires at 3rd AGM following May 29, 2009 AGM
Leslie Robinson (Wellington, New Zealand)	Director	Aug 31, 1960	Dec 17, 2009	Expires at 3rd AGM following May 11, 2010 AGM
Peter Tiedemann (Auckland, New Zealand)	Chief Information Officer	Sept 18,1942	July 25, 2006	n/a

Charles Barclay (Da Nang, Vietnam)	Chief Operating Officer	Dec. 18, 1950	July 13, 2006	n/a
S. Jane Bell (Auckland, New Zealand)	VP - Finance	July 27, 1967	Dec. 17, 2009	n/a
Russell Graham (Christchurch, New Zealand)	VP - Commercial, Vietnam	May 21, 1965	Aug. 6, 2007	n/a
Paul Seton (Auckland, New Zealand)	Chief Commercial Officer	Oct 10, 1953	Dec. 17, 2009	n/a
Louis Montpellier (Vancouver, Canada)	Corporate Secretary	Nov 13, 1953	Mar. 17, 2008	n/a
James Hamilton (Ontario, Canada)	VP – Investor Relations	Oct. 7, 1951	Nov. 16, 2005	n/a

A brief education and relevant work history of the Directors and Management follows:

David A. Seton, Chairman of the Board of Directors, Chief Executive Officer

Mr. David Seton has been affiliated with the Company in various capacities since 1996.  He has served as Chairman of the Board of Directors since August 23, 1996 and as the Company’s Chief Executive Officer since November 17, 2005.  He is responsible for the overall coordination of  strategic planning as Executive Chairman, Chief Executive Officer and a Director. Mr. Seton has also served as a director or managing director of a number of companies listed on the New Zealand and Australian Stock Exchanges in both the mining and non-mining industries. He is the Chairman of Polar Star Mining Corporation, a Canadian gold exploration and development company which trades on the Toronto Stock Exchange. He has over 20 years’ business experience in Vietnam and over 30 years’ experience in the mining industry. David Seton holds a Bachelor of Law from Victoria University Wellington. David Seton is the brother of John Seton and Paul Seton.

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

John A.G. Seton, Director

John Seton, a lawyer, has over 20 years’experience in the resources industry, is a former President of Olympus Pacific Minerals, Inc., and has extensive business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council. He is a director of Manhattan Corporation Limited (ASX:MHC) and  has been a director and chairman of a number of companies listed on the Australian Securities Exchange and the New Zealand Stock Exchange.  John Seton holds a

Bachelor of Law from Victoria University Wellington and a Master of Law (Honours) from the University of Auckland.  John Seton is the brother of David Seton and Paul Seton.

T. Douglas Willock, Director

Douglas Willock has over 20 years of experience in the investment banking industry having co-led the Canadian mining groups of National Bank Financial (formerly, Lévesque Beaubien Geoffrion Inc.) and Deutsche Bank Securities Inc.  He was a vice-president of Scotia Capital Markets and an assistant vice-president at CIBC World Markets.  Doug is currently the President and Chief Executive Officer and a Director of Polar Star Mining Corporation, a TSX listed company.  From May 2001 to December 2006, he acted for Exall Resources Limited (now known as Gold Eagle Mines Ltd.), initially as Vice President, Corporate Development and later as a Director.  Doug has a Bachelor of Arts (History) from the University of British Columbia and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Leslie Robinson, Director

Leslie Robinson has 20 years experience in the financial markets sector, most recently as a senior manager with one of Australia’s leading banks where he specialized in corporate and institutional advisory work. He holds a Bachelor of Commerce (Honors) degree.

Peter Tiedemann, Chief Information Officer

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

Charles Barclay, Chief Operating Officer

Charles Barclay is a former member of the association of Mine Managers of South Africa. He has 40 years’ experience in the gold mining sector, of which 30 years have been in senior management roles in developing and ‘third world’ jurisdictions.  Since leaving the role of COO of Emperor Mines, Fiji, in 2000, he has worked in Malaysia and Papua New Guinea as an independent consultant designing mines and constructing one before joining Olympus in February 2006.

Paul Seton, Chief Commercial Officer

Paul Seton has been involved in Vietnam related investment and resources since 1991. A former resident of Hanoi as executive director for NZ listed Iddison Group Vietnam Limited, Mr Seton has been responsible for negotiating a number of investment and exploration or mining licences in Vietnam. He holds or has held directorships in and has been Chairman of a number of Vietnam licensed joint venture enterprises. Paul Seton is the brother of David Seton and John Seton.

S. Jane Bell, VP – Finance

Ms. Bell has a Bachelor of Commerce degree from Lincoln University. She obtained her CA designation with the NZ institute of Chartered Accountants in 1989. Ms. Bell spent eight years in compliance work with KPMG in New Zealand and the Cayman Islands, leaving as business services manager. Since then she has been involved in a management capacity with a number of organisations dealing with corporate finance, regulation and governance. Jane has in conjunction with her finance roles been the company Secretary for several companies and has for 15 years served on or reported to corporate boards.

Louis Montpellier, Corporate Secretary

Mr. Montpellier is a Canadian mining lawyer and a senior officer of Exeter Resource Corporation and Extorre Gold Mines Limited. Mr. Montpellier has been a legal advisor to the mining industry with over 28 years experience in structuring mineral exploration and development companies. Mr. Montpellier is identified in the Lexpert/American Lawyer Guide to the Leading 500 Lawyers in Canada, the Lexpert Guide to the Leading 100 Industry Specialists in Canada, Who’s Who Legal, the International Who’s Who of Mining Lawyers, and The Best Lawyers in Canada, as one of Canada’s leading mining lawyers. Mr. Montpellier also has direct experience in the mineral exploration and development business and in its related mergers and acquisitions transactions.

James Hamilton, Vice President- Investor Relations

James Hamilton has an Ontario Associate Diploma in Agriculture from the University of Guelph (1972). He has 30 years’ experience in sales and marketing and has held several senior sales positions throughout his career. Prior to joining the Company, he was Sales Manager for UAP Canada Inc. where he led sales and marketing efforts for this agribusiness company. Mr. Hamilton spent several years in the Canadian potash industry and was the Canadian Sales Manager for the Potash Co. of America, Div. Rio Algom Ltd. from 1983 through 1993. Mr. Hamilton also served the Potash Corporation of Saskatchewan from 1978 to 1983 as their Eastern Canadian Sales Manager. James was active with his industry association serving, The Canadian Fertilizer Institute (CFI) as Chairman of the Transportation Committee and Vice Chairman for one term.  Mr. Hamilton has been affiliated with the Company since 2005.

Russell Graham, Vice President Commercial, Vietnam

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

Zedex Merger and the Company’s Senior Management and Board of Directors

On November 10, 2009 the Company announced its intention to merge with Zedex Minerals Limited (“Zedex”).  At a Special General Meeting of Zedex’s shareholders held on December 17, 2009 Zedex’s shareholders approved the merger. On January 12, 2010, the Company and Zedex amalgamated.  Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus on December 17, 2009.

Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Olympus and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice President Finance for Olympus.

6B.          Compensation

All amounts shown in the table below are denominated in Canadian dollars as the compensation contracts of Directors, Management and Employees for the year ended December 31, 2010 were also denominated in Canadian dollars.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation (CAD$)
		Salary (CAD$) (1)	Bonus (CAD$)	Other Annual Compen- sation (CAD$)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)(2)	Restricted Shares or Restricted Share Units (CAD$)	LTIP Payouts (CAD$)
David A. Seton(3) Executive Chairman	2010	258,000	64,500	N/A	270,662	N/A	N/A	N/A
John A. G. Seton(4) Chief Financial Officer	2010	80,000	Nil	16,667	638,005	N/A	N/A	N/A
Jon Morda Director	2010	30,000	Nil	Nil	286,500	N/A	N/A	N/A
Douglas Willock Director Leslie Robinson Director	2010 2010	30,000 30,000	Nil Nil	Nil N/A	286,500 372,500	N/A N/A	N/A N/A	N/A N/A
Louise Montpellier Corporate Secretary	2010	Nil	Nil	N/A	133,700	N/A	N/A	N/A
Peter Tiedemann Chief Information Officer (6)	2010	172,000	34,400	N/A	63,685	N/A	N/A	N/A
Paul Seton Chief Commercial Officer (7)	2010	220,000	44,000	N/A	95,528	N/A	N/A	N/A
Charles Barclay(5) VP Operations	2010	188,125	37,625	N/A	63,685	N/A	N/A	N/A
James Hamilton VP Investor Relations	2010	141,900	21,285	N/A	47,764	N/A	N/A	N/A
Russell Graham VP Commercial, Vietnam	2010	152,650	22,898	N/A	47,764	N/A	N/A	N/A
S. Jane Bell VP Finance(9)	2010	152,650	22,898	N/A	47,764	N/A	N/A	N/A

NOTES:

(1)	All officer compensation packages are denominated in Canadian Dollars.
(2)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.
(3)	Mr. David A. Seton was appointed as Chief Executive Officer on February 4, 2008.
(4)	Mr. John A. G. Seton was appointed Chief Financial Officer on September 1, 2010.
(5)	Mr. Barclay was appointed Chief Operating Officer on March 17, 2008.
(6)
Mr. Tiedemann was appointed VP – Corporate Affairs of the Company on March 17, 2008.  Prior to that, he was the Chief Financial Officer and Corporate Secretary. He was reappointed to the role of CFO in October 2008 and became CIO effective September 1, 2010.

(7)	Mr.P Seton was appointed Senior VP - Commercial on December17,x2009, and commenced his contract on January 1, 2010. His title was changed to Chief Commercial Officer on September 1, 2011.
(9)	Ms Bell joined as VP-Finance on December 17, 2009.
(10)	Mr. Robinson was appointed as a director on December 17, 2009.

Management Agreements

The Company has entered into management agreements (each a “Management Agreement” or “Agreement”) with its directors and senior executive officers that provide for specific benefits in the event that executive’s employment is terminated as a result of resignation, retirement, change of control, or a change in responsibilities following a change of control.  A summary of these benefits follows.

Termination

The Executive may terminate his Management Agreement and the services being provided by it hereunder by giving the Company at least three (3) months prior written notice (the “Executive’s Termination Notice”), provided that the Company shall have the right to give written notice to the Executive that the Company is waiving the full notice period and is permitting the agreement and the services of the Executive to be terminated upon a date that is less than three months after the date of the Executive’s Termination Notice as determined by the Company (the “Company’s Termination Notice”) and further provided that all salaries or fees payable to the Executive’s management companies, and all other obligations of the Company to the Executive hereunder shall cease upon the date specified in the Executive’s Termination Notice or the Company’s Termination Notice, whichever is applicable.

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

Pursuant to the Management Agreements referred to herein entered into by the Company with each NEO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement, change of control or change in the NEO’s responsibilities, as applicable.  An estimate of the amount of these payments assuming that the triggering event givingg rise to such payments occurred on December 31, 2010, is set out in the table below and is more fully described in the section that follows:

Triggering Event
NEO	Resignation or Retirement	Termination without Cause	Change of Control
David Seton	Nil	$129,000	$645,000	(1)
John Seton	Nil	$120,000	$600,000	(1)
Peter Tiedemann	Nil	$86,000	$258,000	(2)
Charles Barclay	Nil	$94,063	$282,188	(2)
James Hamilton	Nil	$70,950	$141,900	(3)
Russell Graham	Nil	$76,325	$152,650	(3)
Paul Seton	Nil	$110,000	$550,000	(1)
S. Jane Bell	Nil	$76,325	$152,650	(3)

(1)	equivalent to 30 months’ salary
(2)	equivalent to 18 months’ salary
(3)	equivalent to 12 months’ salary

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

(ii) in lieu of further fees for periods subsequent to the date of the Company’s Notice of Termination, a payment as per the above table.

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

The Management Agreement will be deemed to have been terminated by the Company if without the written agreement of the Executive, the nature of the duties, requirements and arrangements of the Executive are substantially changed such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Executive for a publicly listed mining company, in which event the Company shall be obligated to provide the Executive with a payment as described above.

Any termination by the Company shall be communicated by written Notice of Termination. For purposes of the Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision of this Agreement relied upon and, in the case of a notice of termination for cause, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s engagement.

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

(ii) in lieu of further fees for periods subsequent to the Date of Resignation, a payment equal to the number of months set out in Schedule “B” ( as per the above table) at the rate of the Executive’s then existing annual fee and incentive bonus pursuant to Schedule “B”; and

(iii) in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the Executive under the Company’s incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth calendar day following the Date of Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate difference between the exercise price of all options held by the Executive, whether or not then fully exercisable, and the higher of (i) the average of the closing prices of the Company’s common shares as reported on the Toronto Stock Exchange (or such other stock exchange on which the Company’s shares may be listed) for thirty (30) calendar days preceding the Date of Resignation or (ii) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves control of the Company as such term is defined in Section 2(g) of the Management Agreement; and

(iv) the Executive shall have the right, exercisable up to the fourth calendar day following the Date of Resignation, to elect to waive the application of the provisions regarding stock options, following the Date of Resignation. The Executive may exercise this election on or before 5:00 p.m. Toronto time on such fourth calendar day by delivering a notice in writing to the Company of such waiver whereupon:

•
in accordance with the Company’s stock option plan, the Executive’s unvested options on shares of the Company shall immediately vest and the Executive’s vested options on shares of the Company will expire within ninety (90) days of the Date of Resignation; and

•	the Company shall be relieved of any obligation in connection with termination of the Executive’s engagement to make the payment in Section 5(h)(iii).

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

The Executive will cease to be enrolled in any Company benefit plan after the last day of any notice period given.

Stock Option Plan

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2006. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. On May 11, 2010, the shareholders reapproved the existing stock option plan.  Under the current plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

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

7.           Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including Exchange), the Board may, at any time, without further action by its shareholders, amend the Plan or any Option granted hereunder in such respects as it may consider advisable.  The Board may not, however, without the consent of the Participant, alter or impair any of the rights or obligations under an Option theretofore granted.  No Common Shares shall be issued under any amendment to this Plan unless and until the amended Plan has been approved by the Exchange.  The Plan may be abandoned or terminated in whole or in part at any time by the Board, except with respect to any Option then outstanding under the Plan

8.           The Option Price of any Option granted shall be determined by the Board but shall not be less than the volume weighted average trading price of the common shares on the TSX Exchange, or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the five trading days immediately prior to the date of grant (or, such other price required by the Exchange) (calculated by dividing the total value by the total volume of securities traded for the relevant period) (“Market Price”).

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

During the year ended December 31, 2010, 18,395,716 options were issued and valued for accounting purposes throughout the year using the Black-Scholes calculation, at $3,260,920.  These options have various exercise prices of between CAD$0.40 and CAD$0.92.    The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (“VWAP”) which is the listing of the stock activities for five business days from the grant date.  The vesting period for the many of the remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

6C.  Board Practices

The directors are serving terms of three years.

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

The Company’s Compensation Committee is comprised of three independent directors: T. Douglas Willock (Chairman), Leslie Robinson and Jon Morda.

The Corporate Governance Committee is comprised of Leslie Robinson (Chairman), John Seton and T. Douglas Willock.

6D.  Employees

	2007	2008	2009	2010
Vietnam	471	539	600	1,258
Elsewhere Worldwide	6	8	5	26
Total	477	547	605	1,284

The Company employs a significant number of temporary employees. The average number of temporary employees for 2010 was approximately 170, of which 166 were based in Vietnam and 4 based outside of Vietnam.

The Company also engages external suppliers who provide their own employees to fulfill service and maintenance contracts at the project sites in Vietnam.

6E.  Share Ownership

The following table shows the shareholdings of the Directors and Senior Management of the Company as at May 31, 2011.

Title of Class	Name of Beneficial Owner	Common Shares Held	Options Vested or Vesting within 60 days	Beneficial Ownership	Percent of Class
Common	David A. Seton(1)	5,089,683	7,916,428	13,006,111	3.25%
Common	John A. G. Seton(2)	6,022,624	5,662,877	11,685,501	2.92%
Common	Jon Morda	30,088	1,978,720	2,008,808	0.50%
Common	T. Douglas Willock	91,000	2,128,720	2,219,720	0.55%
Common	Peter Tiedemann	687,732	2,532,124	3,219,856	0.80%
Common	Les Robinson	2,362,005	2,295,387	4,657,392	1.16%

Common	Charles Barclay	1,360,230	2,223,792	3,584,022	0.90%
Common	S. Jane Bell	383,377	718,918	1,102,295	0.28%
Common	Paul Seton	130,530	2,971,540	3,102,070	0.77%
Common	Russell Graham	822,046	637,007	1,459,053	0.36%
Common	Louis Montpellier	-	1,150,000	1,150,000	0.29%
Common	Jim Hamilton	898,012	964,367	1,862,379	0.47%

The following table shows the securities convertible into common shares held by the Directors and Senior Management of the Company as at May 31, 2011.

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date
		[CDN $]
David A. Seton	3,000,000	0.75	Mar 5, 2007	Mar 5, 2012
	1,809,000	0.40	Jun 18, 2008	Jan 1, 2013
	722,872	0.12	Jan 2, 2009	Jan 2, 2014
	1,573,618	0.40	Jan 4, 2010	Dec 31, 2014
	810,938	0.72	Jan 7, 2011	Dec 31, 2015
John A. G. Seton	1,000,000	0.75	Mar 5, 2007	Mar 5, 2012
	625,000	0.5742	Jan 12, 2010	Jun 15, 2012
	1,000,000	0.40	Apr 1, 2010	Apr 1, 2015
	750,000	0.42	Apr 1, 2010	Apr 1, 2015
	750,000	0.60	Apr 1, 2010	Apr 1, 2015
	997,252	0.45	Sep 1, 2010	Dec 31, 2014
	540,625	0.72	Jan 7, 2011	Dec 31, 2015
Leslie Robinson	500,000	0.40	Jan 4, 2010	Dec 31, 2014
	166,667	0.87278	Jan 12, 2010	Apr 30, 2012
	750,000	0.42	Apr 1, 2010	Apr 1, 2015
	750,000	0.60	Apr 1, 2010	Apr 1, 2015
	128,720	0.72	Jan 20, 2011	Dec 31, 2015
Jon Morda	350,000	0.65	Mar 5, 2007	Mar 5, 2012
	750,000	0.42	Apr 1, 2010	Apr 1, 2015
	750,000	0.60	Apr 1, 2010	Apr 1, 2015
	128,720	0.72	Jan 20, 2011	Dec 31, 2015
T. Douglas Willock	500,000	0.65	Mar 5, 2007	Mar 5, 2012
	750,000	0.42	Apr 1, 2010	Apr 1, 2015
	750,000	0.60	Apr 1, 2010	Apr 1, 2015
	128,720	0.72	Jan 20, 2011	Dec 31, 2015
Peter Tiedemann	100,000	0.51	Jul 18, 2006	Jul 18, 2011
	1,000,000	0.65	Mar 5, 2007	Mar 5, 2012
	208,333	0.5742	Jan 12, 2010	Apr 30, 2012
	426,000	0.40	Jun 12, 2008	Jan 1, 2013
	170,088	0.12	Jan 2, 2009	Jan 2, 2014
	370,263	0.40	Jan 4, 2010	Dec 31, 2014
	257,440	0.72	Jan 7, 2011	Dec 31, 2015
Charles Barclay	500,000	0.43	Nov 3, 2006	Nov 3, 2011
	500,000	0.65	Aug 15, 2007	Aug 15, 2012
	426,000	0.40	Jun 18, 2008	Jan 1, 2013
	170,088	0.12	Jan 2, 2009	Jan 2, 2014

	370,263	0.40	Jan 4, 2010	Dec 31, 2014
	257,441	0.72	Jan 7, 2011	Dec 31, 2015
Paul Seton	1,145,833	0.5742	Jan 12, 2011	Jun 15, 2012
	555,394	0.40	Jan 4, 2010	Dec 31, 2014
	1,000,000	0.40	Jan 4, 2010	Dec 31, 2014
	270,313	0.72	Jan 7, 2011	Dec 31, 2015
S. Jane Bell	104,167	0.45936	Jan 12, 2010	Sep 29, 2011
	104,167	0.91872	Jan 12, 2010	Apr 30, 2012
	104,167	0.80388	Jan 12, 2010	Sep 28, 2013
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
	128,720	0.72	Jan 7, 2011	Dec 31, 2015
James Hamilton	150,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013
	127,566	0.12	Jan 2, 2009	Jan 2, 2014
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
	90,104	0.72	Jan 7, 2011	Dec 31, 2015
Louis Montpellier	250,000	0.62	May 1, 2008	May 1, 2013
	200,000	0.12	Jan 2, 2009	Jan 2, 2014
	350,000	0.42	Apr 1, 2010	Apr 1, 2015
	350,000	0.60	Apr 1, 2010	Apr 1, 2015
Russell Graham	150,000	0.65	Aug 15, 2007	Aug 15, 2012
	106,334	0.40	Jun 13, 2008	Jan 1, 2013
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
	128,720	0.72	Jan 7, 2011	Dec 31, 2015

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.  Major Shareholders

To the knowledge of the directors and senior officers of the Company, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the Company’s outstanding shares, at May 31, 2011:

Name	No. of Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	65,422,060(1)	17.2%
Vina Capital Group Limited Ho Chi Minh City, Vietnam	Awaiting shareholder disclosure (2)	Awaiting shareholder disclosure
Notes:

(1)
Of these securities 58,493,727 shares are registered in the name of RBC Dexia Investor Services, 5,508,333 shares are registered in the name of ANZ Nominees Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited, and 150,000 shares are registered in the name of CIBC Wood Gundy.

Management of the Company is unaware of who the beneficial owners of Dragon Capital Group Limited (“Dragon Capital”) are.  Based upon information contained on its website, Dragon

Capital is an investment group focused exclusively on Vietnam’s capital markets.  Management is unaware of who are the beneficial owners of the Company’s Shares owned by Dragon Capital.

Beginning in October 2004, the Dragon Capital Group Limited started to acquire Shares in the Company and continued to increase its ownership over 2005 and 2006, resulting in an ownership percentage of 39.05% as at September 30, 2006.  As a result of the Company’s share issuances since December 31, 2006, the percentage ownership by the Dragon Capital Group Limited of the Company had decreased to 33% at December 31, 2007.  In March 2008 the Dragon Capital Group Limited acquired a further 13,000,000 of the Company’s ordinary shares in a private arrangement bringing their percentage ownership to 38.6%.   In January 2010 Dragon was issued 8,739,583 Olympus shares in exchange for their holding in Zedex Minerals Limited under the terms of the Zedex/Olympus Amalgamation.  These were issued as Chess Depository Interests and are available for trade on the Australian Securities Exchange.  This changed their ownership to 30.38%. In 2010, Dragon sold 32,163,124 shares, and in January 2011, Dragon sold 784,000 shares, bringing their effective ownership to 17.90%.

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

(2)
We believe that, at March 31, 2011, VinaCapital Group beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 5%, but less than 10%, of the Company’s outstanding Shares. We believe that VinaCapital Group became a greater than 5% shareholder following the Zedex amalgamation as its previous holdings in Zedex and the Company are now combined. We have advised VinaCapital Group of its obligation to file a Schedule 13D if it beneficially owns at least 5% of the Company’s outstanding Shares.  Once VinaCapital Group files a Schedule 13D, if required to do so, we will disclose the amount of its beneficial shareholdings in the Company.

As at May 17, 2011, the Company was aware of 1,648 record holders in the United States, the host country, representing ownership of 10.88% of the outstanding shares of the Company.

Effective February 5, 2010, the Company commenced trading Chess Depositary Interests on the Australian Securities Exchange. As at May 17, 2011, the Company was aware of 951 Chess Depositary Interest holders in Australia, representing 37.43 % of the outstanding shares of the Company.

As of the date of this report, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares they own.

7B.  Related Party Transactions

During the year ended December 31, 2010 the Company entered into the following transactions with related parties:

(a)  Paid or accrued $1,307,518 in 2010 ($871,306 for the three-month period ended March 31, 2011) for management fees.   The companies that were paid for management fees include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton; Action Management Limited associated with Charles Barclay; Wholesale Products Trading Limited associated with Peter Tiedemann; Jura Trust Limited associated with John Seton;

Lloyd Beaumont Trust associated with Paul Seton; Whakapai Consulting Ltd associated with S. Jane Bell; and Cawdor Holdings Limited associated with Russell Graham.

(b)  Paid or accrued $307,106 in 2010 (nil for the three-month period ended March 31, 2011) for consulting and legal fees.   The companies that were paid for consulting and legal fees include the following:  Jura Trust Limited associated with John Seton, a director of the Company; Claymore Partners where John Seton was a principal until 31 March 2010, a director until 30 June 2010 and subsequently a consultant; and Gowling Lafleur Henderson LLP, where Louis Montpellier is a partner. The services provided are not under contract as the consulting and legal services are provided on an ad hoc basis based on requests by the Company.

Please see Item 4A, History and Development of the Company; Other Historical Matters, for a description of the Company’s merger with Zedex.  Mr. Paul Seton, formerly CEO of Zedex and now our Chief Commercial Officer, is the brother of John Seton, a member of our board of directors, as well as David Seton, our Chairman and Chief Executive Officer.

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

ITEM 8:  FINANCIAL INFORMATION

8A.  Consolidated Statements and Other Financial Information

Reference is made to Item 17, Financial Statements, for the financial statements required to be included in this Annual Report on Form 20-F.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal claim known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend in the near future.

8B.  Significant Changes

The following material events have occurred subsequent to December 31, 2010:

•
On January 7, 2011 the Company issued 1,132,738 options to officers of the Company in relation to their 2011 management contracts.  The options vest immediately, have an exercise price of CAD$0.72 and can be exercised on or before December 31, 2015.

•
On March 29, 2011, the Company announced the closing of an AUD$5.6 million private placement. The private placement is for 14,000,000 common shares to be held in the form of CHESS Depository Interests (“CDI”) at a price of AUD$0.40 per CDI. Olympus will apply for the 14,000,000 CDIs to be quoted on the Australian Stock Exchange, or ASX.  Olympus incurred a capital-raising fee of 5% in connection with the placement. Lead Manager for this placement was Patersons Securities Limited.

•
On May 6, 2011, the Company closed a private placement financing of US$14.6 million of a four-year 8% unsecured and redeemable notes convertible at US$0.51 per common share (the “2011 Notes”) and including warrants exercisable to acquire common shares at CAD$0.55 based on a one share and half warrant equivalent structure (see details below). The conversion of the Notes (and the exercise of the warrants) into shares is subject to shareholder approval.

•
A similar private placement of units consisting of 8% unsecured and redeemable notes convertible at CAD$0.50 per common share and including warrants exercisable to acquire common shares at CAD$0.55, with gross proceeds of CAD$15 million, closed May 5, 2011.  Euro Pacific Capital Inc. acted as the exclusive sole placement agent on both private placements.  Proceeds of both private placements will provide Olympus with the necessary funds to advance its development, exploration, and acquisition plans in Vietnam, Malaysia, and the Philippines for the foreseeable future.

•
Subsequent to the year-end, holders of 478,860 convertible notes have exercised their option to convert them to equity. The holders are entitled to convert the notes and any accrued interest owing at a conversion rate of CAD$0.42 per common share. 980,688 shares were issued in settlement.

•
Subsequent to year end the Vietnam government has imposed a 10% gold export tax effective from Jan 1, 2011.  As a result the Company has been trialing various refining facilities in Vietnam and expects to refine all gold to 99.99 gold which will enable exporting without incurring the tax. The trialing process is continuing, and a decision has not yet been made as to which local refinery will be used on a permanent basis in future.

•
Subsequent to year end, the Company increased its ownership of North Borneo Gold Sdn Bhd from 75.05% to 80.53% by payment of USD 6 million on May 24, 2011, and reached an agreement to extend the final payments and timing of tranches three and four under the original agreement. There is no increase in the overall amount payable by Olympus.

ITEM 9:  THE OFFER AND LISTING

9A.  Offer and Listing Details

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

TSX and TSX-V Common – Voting Shares Trading Activity
Month and Year	Low (CAD$)	High (CAD$)
May 31, 2011	$0.36	$0.45
April 30, 2011	$0.38	$0.53
March 31, 2011	$0.40	$0.42
February 28, 2011	$0.44	$0.50
January 31, 2011	$0.42	$0.57
December 31, 2010	$0.50	$0.66
November 30, 2010	$0.50	$0.69
January – March 2011	$0.30	$0.57
October – December 2010	$0.50	$0.69
July – September 2010	$0.28	$0.59
April – June 2010	$0.26	$0.40
January – March 2010	$0.23	$0.38
October – December 2009	$0.25	$0.32
July – September 2009	$0.20	$0.32
April – June 2009	$0.18	$0.36
January – March 2009	$0.07	$0.21

TSX and TSX-V Common – Voting Shares Trading Activity
Month and Year	Low (CAD$)	High (CAD$)
Annual (Fiscal Year):
Ended December 31, 2010	$0.23	$0.69
Ended December 31, 2009	$0.07	$0.36
Ended December 31, 2008	$0.04	$0.50
Ended December 31, 2007	$0.40	$1.20
Ended December 31, 2006	$0.30	$0.94

On April 3, 2006, the Company’s Shares commenced trading its common shares on the Toronto Stock Exchange under the symbol “OYM” and, consequently, no longer trades on TSX Venture Exchange.   The closing price of the Shares on May 31, 2011 was CAD$0.41.

Effective March 5, 2008, the Company’s Shares commenced trading on the over the counter bulletin board in the United States under the symbol OLYMF.

The low and high market prices for the shares, on a quarterly and monthly basis, are as follows:

otc bulletin Board (US $)
Month and Year	Low	High
January – March 201	0.34	0.59
October – December 2010	0.49	0.69
July – September 2010	0.25	0.65
April – June 2010	0.25	0.39
January – March 2010	0.17	0.36
October – December 2009	0.17	0.35
July – September 2009	0.17	0.34
April – June 2009	0.15	0.35
January 2009 – March 2009	0.06	0.16

otc bulletin Board (US $)
Month and Year	Low	High
May 2011	$0.37	$0.46
April 2011	$0.39	$0.52

March 2011	$0.42	$0.42
Febuary 2011	$0.45	$0.51
January 2011	$0.42	$0.59
December 2010	$0.49	$0.65
November 2010	$0.49	$0.69

Annual (Fiscal Year):	Low	High
Ended December 31, 2010	$0.17	$0.69
Ended December 31, 2009	$0.06	$0.35
March 5, 2008 - December 31, 2008	$0.04	$0.40
The closing price of the shares on the OTC Bulletin Board on May 31, 2011 was US$0.42.

Effective February 5, 2010, the Company’s Shares commenced trading on the Australian Securities Exchange under the symbol “OYM”.

The low and high market prices for the shares, on a quarterly and monthly basis, are as follows:

Australian Securities exchange (a $)
Month and Year	Low	High
January – March 2011	$0.37	$0.54
October – December 2010	$0.47	$0.65
July – September 2010	$0.30	$0.52
April – June 2010	$0.31	$0.44
February 5, 2010 – March 2010	$0.10	$0.35

Month and Year	Low	High
May 2011	$0.36	$0.40
April 2011	$0.35	$0.46
March 2011	$0.40	$0.40
February 2011	$0.42	$0.50
January 2011	$0.39	$0.54
December 2010	$0.47	$0.65
November 2010	$0.50	$0.65

October 2010	$0.48	$0.59
September 2010	$0.32	$0.52
August 2010	$0.32	$0.38
July 2010	$0.30	$0.38
June 2010	$0.33	$0.40
May 2010	$0.36	$0.44
April 2010	$0.31	$0.40
March 2010	$0.22	$0.35
Feb. 5 2010 – Feb. 28, 2010	$0.22	$0.26

The closing price of the Shares on the Australian Securities Exchange on May 31, 2011 was AUD$0.38.

9B.  Plan of Distribution

Not applicable.

9C.	Markets

See 9A. above

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

10A.	Share Capital

Not applicable

10B.	Memorandum and Articles of Association

Incorporated by reference to Item 10B of the Company’s Registration Statement on Form 20-F, as amended, filed November 16, 2006.

10C.	Material Contracts

The following material contracts have been entered into by the Company within the past two years outside the ordinary course of its business:

1)
Gold Export Certificates – Phuoc Son Gold Company Limited - dated 31 December, 2009 and 31 December, 2010 and Bong Mieu Gold Mining Company Limited dated December 31, 2009 and 31 December, 2010. Refer to Items 4D.1 (a) and 4D.2 (a) for details on these licenses.

2)
Convertible Promissory Notes – dated March 26, 2010. In March 2010 the Company obtained private placement funding of CAD$12,750,000 through issuance of convertible promissory notes. Refer to Items  4A and 8B for details of this debt.

3)
Gold Loan Notes – dated June 19, 2010. In June 2010, the Company obtained private placement funding of US$21,960,000 in the form of gold delivery notes. Refer to Items 4A and 8B for details of this debt.

4)	Amalgamation with Zedex Minerals Limited – announced November 10, 2009, approved December 17, 2009 and amalgamation date of January 12, 2010 – refer to Form CB filed with SEC on November 19, 2009.

5)
North Borneo Gold joint venture agreement – Olympus acquired a 50.05% controlling interest in the Bau Gold Project when it merged business with Zedex Minerals Ltd in January 2010.  Under the Bau joint venture agreement the company operates in Joint Venture with a Malaysian mining group, Gladioli Enterprises SDN BHD (Bau Agreement).  The joint venture agreement is dated November 2006 and under the terms of the agreement Olympus is the project operator. The agreement was amended in October 2010.

6)
Binh Dinh New Zealand Gold joint venture agreement - The Tien Thuan Gold Project is owned by the Binh Dinh New Zealand Gold Company (BNG), which is a joint venture between a Zedex Minerals Ltd subsidiary (KS Mining Ltd) and a company owned by the Provincial Government (Biotan Minerals Ltd). BNG has been exploring the Tien Thuan Gold Project since grant of Investment Certificate No: 351022000036 (August 2007). Pursuant to the Investment Certificate, Zedex may earn 75% project equity, by funding exploration through to completion of a bankable freasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis and (December 2007) receipt of Provincial Government approval for the proposed exploration and development programme.

7)
Deed of amendment and agreement with Gladioli Enterprises Sdn Bhd for Sale and Purchase of Shares in North Borneo Gold Sdn Bhd - on September 30, 2010 the Company entered into an agreement to acquire a further 43.50% interest in North Borneo Gold Sdn Bhd by July 2013, at which time the Company’s effective interest in the Bau Gold Project will be 93.55%. The settlement is to be paid in several tranches as set out in Items 4A and 4D.

8)
Convertible Promissory Notes – dated May 5, 2011. In May 2011 the Company obtained private placement funding of CAD$15 million through issuance of convertible promissory notes. Refer to Items  4A and 8B for details of this debt.

9)
Convertible Promissory Notes – dated May 6, 2011. In May 2011 the Company obtained private placement funding of US$14,6 million through issuance of convertible promissory notes. Refer to Items  4A and 8B for details of this debt.

10)
Agreement between North Borneo Gold Sdn Bhd and SGS (Malaysia) Sdn Bhd for sample preparation and analytical services, dated November 2010. SGS (Malaysia) is responsible for setting up and operating an independent laboratory within the Bau Mine and the term of the agreement is 5 years.

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

10E.1.  Certain Canadian Federal Income Tax Consequences – General

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a “Holder”) who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a Business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on Business in Canada and elsewhere.

Under the Act a Holder of the common-voting shares will generally be subject to a 25% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares, reduced by the Treaty to 15%.  The withholding tax rate is 5% where the Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some Holders such as qualifying pension funds and charities.  Reference is made to “Item 10E.4 – United States Taxation” for a more detailed discussion of the United States tax considerations relating to an investment in the Shares.

10E.2.  Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, 7/29/1997 and 9/21/2007 (the “Treaty”), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, shall not exceed 15%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, the withholding tax rate is reduced to 5% and, in all other cases, the tax rate is 15% of the gross amount of the dividend (under the provisions of the Canada – US Income Tax Convention).  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

10E.3.	Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a designated stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The TSX is a designated stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, real or immovable property situated in Canada including Canadian real estate, Canadian timber resource properties, Canadian mineral resource properties, and options in respect of property of the aforementioned (b) the common share formed part of the Business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the Holder’s taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

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

US Holders

As used herein, a “US Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a US corporation for US tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or Business in the United States.  A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with the conduct of or trade or Business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets

Distributions on our Shares

Subject to the discussion of passive foreign investment companies below, US Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits as defined under US Federal tax law, without reduction for any income tax withheld from such distributions.  Such tax withheld may be credited, subject to certain limitations, against the US Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for net capital gains are applicable to a US Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

With effect from January 1, 2003 and ending December 31, 2010, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (tax rate for low income holders is 5% until 2007 and 0% for 2008 through 2012).  In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, (2) the shares of the foreign corporation must be readily tradable on an established securities market in the United States and (3) the US Holder must meet the required holding period.  In order to meet the required holding period, the US Holder must hold our Common Shares for at least 60 days during the 121-day period beginning 61 days before the ex-dividend date. Under published IRS guidance, our Common Shares will be considered readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC Bulletin Board. Therefore, the availability of the lower tax rates for dividends paid with respect to our Common Shares is in substantial doubt, and US holders are advised to consult their own tax advisers regarding the availability of the lower tax rate for any dividends paid with respect to our Common Shares.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed US $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or Business expense (other than travel expenses in connection with a Business trip or as an expense for the production of income).

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, at the option of the Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States Federal income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

Disposition of our Shares

Subject to the discussion of passive foreign investment companies, below, a US Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our shares.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Preferential tax rates for long-term gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our shares:

Passive Foreign Investment Company

As a foreign corporation with US Holders, we could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, if 75% or more of our gross income in a taxable year is passive income, or the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose Business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain.  However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or persons.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing US Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of our shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A US Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee’s basis in this case will depend on the manner of the transfer.  The specific tax effect to the US Holder and the transferee may vary based on the manner in which our shares are transferred.  We have not made a determination as to whether we would be considered a PFIC as of the date of this report or any time prior to such date. Moreover, we do not have any current intention to conduct such a determination in the future. Therefore, each US Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

In order to comply with the requirements of a QEF election, a US Holder must receive a PFIC annual information statement from us.  If we determine we are a PFIC for any taxable year, we will endeavor to provide to the US Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the US Holder to make and maintain a QEF election.  However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

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

Mark to Market Election

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to market (a “mark-to-market election”).  If such an election is made, such US Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A US Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our shares as of the close of such tax year over such US Holder’s adjusted basis in such shares.  In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our shares included by such US Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a US Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our shares and we are a PFIC (“Non-Electing US Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A US Holder’s adjusted tax basis in our shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.  Since we expect that our common shares will be listed and traded on the OTC Bulletin Board, our common shares may not qualify as marketable stock for purposes of this election.  Moreover, there can be no assurance that our common shares will be “regularly traded” for purposes of the mark-to-market election.  US Holders are advised to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common shares under their particular circumstances.

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

Reference is made to Note 10 to the Company’s audited financial statements for the year ended December 31, 2010, at Item 17. Financial Statements, for a description of the Company’s (a) market and  commodity price risks, (b) foreign exchange risks, (c) interest rate risks, (d) credit risks, and (e) liquidity risks, and how such risks affect the Company.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures of the Company’s Chief Executive Officer

Based on an evaluation under the supervision of and with the participation of the Company’s management, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, were effective as of December 31, 2010 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded,  processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

In 2010, management evaluated the need for additional resources to support the disclosure controls and financial reporting requirements within the organization and has appointed an Internal Control Coordinator and an experienced Group Controller in June of 2010.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2010, the Company has sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company’s internal controls over financial reporting were considered effective in terms of National Instrument 52-109.

(c)           Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(d)           Changes in Internal Control over Financial Reporting

Other than as set forth in the final paragraph of Item 15(b), there were no changes in our internal controls over financial reporting during our fiscal year ended December 31,  2010 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16:	[RESERVED]

ITEM 16A.	Audit Committee Financial Expert

The Company’s Audit Committee is independent and all members are considered financially literate under Canadian regulatory standards.  The Audit Committee is composed of Jon Morda, Leslie Robinson and T. Douglas Willock.    The Company considers that the Audit Committee has at least one member, Jon Morda, who would be considered an “audit committee financial expert”, based on his background and education as set forth in Item 6, above.

ITEM 16B.	Code of Ethics

The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on September 19, 2006 and which is posted on the following websites: www.olympuspacific.com and www.sedar.com

Refer to Exhibit 3.19 for the Code of Business Conduct and Ethics.

ITEM 16C.	Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2010	$402,100	$71,300	Nil	Nil
2009	$309,500	$355,000	Nil	Nil

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

The Audit Committee must  approve in advance any non-audit related services provided by the auditor to the Company, and the fees for such services.  The Audit Committee reviews these with a view to ensure the independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the auditors.  The Audit Committee then, as necessary, takes or recommends that the Board take, appropriate action to oversee the independence of the Auditor.

ITEM 16D.	Exemptions From the Listing Standards for Audit Committees

None

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

ITEM 16F.	Change in Registrant’s Certifying Accountant

None

PART III

ITEM 17:  FINANCIAL STATEMENTS

Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2010 and 2009, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2010, 2009, and 2008, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 19 to the consolidated financial statements.

ITEM 18:  FINANCIAL STATEMENTS

See Item 17. Financial Statements.

ITEM 19:  EXHIBITS

19A.  Financial Statements

Consolidated Balance Sheets of Olympus Pacific Minerals Inc. as at December 31, 2010 and December 31, 2009, Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended December 31, 2010, 2009, and 2008, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 19 to the consolidated financial statements.

19B.  Exhibits

1.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 1. Articles of Incorporation and By Laws

1.1.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 1.1 Certificates of Status, Amendment, Continuance

1.2.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 1.2 Bylaws as currently in effect.

2.    Instruments defining the rights of holders of equity – refer to exhibit 1 under 19B.

3.    Material Contracts

3.1.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.1 - Mining Permit – dated July 22, 1992

3.2.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.2 - Right to Use Land Certificate – dated October 9, 1993

3.3.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.3 - Investment License – No: 140 / GP, dated March 5, 1991 and Amendments

3.4.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.4 - Debt Finance Facility Agreement – dated February 8, 2006

3.5.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.5 - Mining License No 116/GP –BTNMT – dated January 23, 2006

3.6.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.7 - Investment License No. 2355/GP – dated October 20, 2003

3.7.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.8 - Joint Venture Agreement - dated March 5, 2003.

3.8.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.9 - Agreement for Fulfilment of Contract, dated September 16, 2006 and cancellation of agreement on November 27, 2006.

3.9.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.9 - Memorandum of Agreement and Supplement – November 24, 2006

3.10.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.9 - Stock Option Plan – September 12, 2003

3.11.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.13 - Management service agreement with Momentum Resources International Pty Ltd. – dated July 16, 2005 and amendment dated January 28, 2008.

3.12.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.17 - Argor Heraeus Refining Contract – dated January 11, 2005

3.13.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.18 - Dragon Equity and Debt Financing dated December 17, 2004

3.14.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.19 - Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and  Olympus Pacific Minerals, Inc. dated January 1, 2006

3.15.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.20 - Certificate of Incorporation and Articles of Incorporation of Kadabra Mining Corp – May, 2007.

3.16.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.22 - Share Placement Documents dated March 19, 2007

3.17.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.23 - Shareholders Rights Plan – dated June 25, 2007

3.18.    Stock Option Plan – dated June 7, 2007.  Incorporated by reference from the Amended Annual Report on Form 20-F for the year ended December 31, 2008, dated February 3, 2010.

3.19.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.25 - Code of Ethics – September 19, 2006

3.20.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.27 - Framework of Laos and Cambodia Joint Venture Agreement, July 17, 2007.

3.21.    Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.28 - Exploration License dated January 10, 2008

3.22.    Incorporated by reference from the Amended Registration Statement of Form 20-F-A dated June 29, 2007, submitted to the Securities and Exchange Commission on June 29, 2007 for exhibits 19B.1 – 19B.3.24.

3.23.    Incorporated by reference from the Amended Registration Statement of Form 20-F-A dated July 13, 2007 for exhibit 19B3.25 and November 13, 2007 for exhibits 19B.3.26 and 19B.3.27.

3.24.    Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exhibit 3.24 Management Service Agreement with Huong Le-Dao dated September 1, 2008.

3.25.    Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exhibit 3.25 Employment Agreement with Thomas Rodney Pervical Jones dated January 1, 2008.

3.26.    Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exhibit 3.26 Management service agreement with Orangue Holdings Limited, dated January 1, 2008 to provide the services of David Seton.

3.27.    Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exhibit 3.27 Management service agreement with Action Management Limited,  dated January 1, 2008, to provide the services of Charles Barclay.

3.28.    Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exhibit 3.28 Management Service Agreement with Wholesale Products Limited, dated January 1, 2008, to provide the services of Peter Tiedemann.

3.29.    Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exhibit 3.29 Management Service Agreement with Cawdor Holdings Limited, dated January 1, 2008, to provide the services of Russell Graham.

3.30.    Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.30 Management Service Agreement with Avora Limited as Trustee of Lloyd Beaumont Trust, dated January 1, 2010, to provide the services of Paul Seton.

3.31.    Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.31 Management Service Agreement with Whakapai Consulting Limited, dated January 1, 2010, to provide the services of S. Jane Bell.

3.32.    Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exhibit 3.30 Employment Agreement with James Hamilton dated January 1, 2008.

3.33.    Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exchibit 3.31 Bong Mieu Exploration Licence No 2125/GP-BTNMT

3.34.    Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exhibit 3.32 Gold Export Certificates – dated December 31, 2008

3.35.    Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exhibit 3.33 Addendum 3 to the Refining Contract of November 1st 2005 dated December 10, 2008 between Argor-Hearaeus SA and Bong Mieu Gold Mining Company.

3.36.    Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.36  Gold Export Certificates – dated December 31, 2009

3.37.    Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.37 Convertible Loan Note Agreement and attachment dated March 26, 2010

3.38.    Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.38 Gold Loan Note Agreement dated June 19, 2010

3.39.    Zedex Amalgamation Document – Incorporated by reference from Form CB filed with the SEC on November 19, 2009.

3.40.    Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.40 Bau Joint Venture Agreement dated November 2006 and Schedules to Joint Venture Agreement

3.41.    Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.41 Foreign Investment Committee Approval of Bau Joint Venture dated November 9, 2007

3.42.    Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.42 Tien Thuan Joint Venture Agreement – dated November 1, 2006

3.43.    Gold Export Certificates – dated December 31, 2010.*

3.44.    Convertible Loan Note Agreement and attachment dated May 5, 2011.*

3.45.    Convertible Loan Note Agreement and attachment dated May 6, 2011.*

3.46.    Management Service Agreement with Whakapai Consulting Limited, dated December 30, 2010, to provide the services of S. Jane Bell.*

3.47.    Management service agreement with Dason Investments Limited, dated December 30, 2010 to provide the services of David Seton.*

3.48.    Management service agreement with Action Management Limited,  dated December 30, 2010, to provide the services of Charles Barclay.*

3.49.    Management Service Agreement with Wholesale Products Limited, dated December 30, 2010, to provide the services of Peter Tiedemann.*

3.50.        Management Service Agreement with Avora Limited as Trustee of Lloyd Beaumont Trust, dated December 20, 2010, to provide the services of Paul Seton.*

3.51.    Management Service Agreement with Jura Trust Limited dated December 20, 2010, to provide the services of John Seton.*

3.52.    Management Service Agreement with Cawdor Holdings Limited, dated December 30, 2010, to provide the services of Russell Graham.*

3.53.    Employment Agreement with James Hamilton dated January 1, 2008 and updated schedules for 2011.*

3.54.    Agreement and deed of amendment with Gladioli Enterprises Sdn Bhd for Sale and Purchase of Shares in North Borneo Gold Sdn Bhd  dated September 30, 2010 and May 20, 2011 respectively.*

3.55.    Amended Bau Joint Venture Agreement dated October 29, 2010 and Schedules to Agreement.*

3.56.    Refining contract and addendum to refining contract between Argor-Hearaeus SA and Bong Mieu Gold Mining Company dated January 1, 2010 and December 31, 2010 respectively. *

3.57.    Refining contract and addendum to refining contract between Argor-Hearaeus SA and Phuoc Son Gold Company dated January 1, 2010 and December 31, 2010 respectively. *

3.58.    Agreement between North Borneo Gold Sdn Bhd and SGS (Malaysia) Sdn Bhd for sample preparation and analytical services, dated November 1, 2010.*

* filed herewith

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

b.    Bong Mieu Holdings Ltd. – incorporated in Thailand;

c.    Bong Mieu Gold Mining Company Limited – incorporated in Vietnam (80% owned by Bong Mieu Holdings Ltd.;

d.    Olympus Pacific Vietnam Ltd. – incorporated in British Virgin Islands;

e.    New Vietnam Mining Corporation (NVMC) – incorporated in British Virgin Islands;

f.    Phuoc Son Gold Company Limited – incorporated in Vietnam (85% owned by New Vietnam Mining Corporation (NVMC);

g.    Olympus Pacific Thailand Ltd. – incorporated in British Virgin Islands;

h.    Kadabra Mining Corp. – incorporated in Philippines;

i.    Olympus Pacific Minerals Vietnam Ltd. – incorporated in Vietnam;

j.    Olympus Pacific Minerals NZ Ltd. – incorporated in New Zealand;

k.    Parnell Cracroft Ltd – incorporated in British Virgin Islands;

l.    GR Enmore Pty Ltd. – incorporated in Australia (acquired as a result of the Zedex transaction which completed on January 12, 2010);

m.    Binh Dinh NZ Gold Company Ltd. – incorporated in Vietnam (acquired as a result of the Zedex transaction which completed on January 12, 2010);

n.    North Borneo Gold Sdn Bhd – incorporated in Malaysia (acquired as a result of the Zedex transaction which completed on January 12, 2010);

o.    Bau Mining Co Ltd – incorporate in Samoa (acquired as a result of the Zedex transaction which completed on January 12, 2010);

p.             KS Mining Ltd – incorporated in Samoa (acquired as a result of the Zedex transaction which completed on January 12, 2010).

5.     Consents

5.1.          Consent of Terra Mining Consultants and Stevens & Associates.

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

 By:   /s/ John A. G. Seton
John A. G. Seton
Chief Financial Officer

Date:    June 7, 2011

S-1

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

Signed: “David A. Seton” David A. Seton Chairman and Chief Executive Officer March 30, 2011	Signed: “John A. G. Seton” John A. G. Seton Chief Financial Officer March 30, 2011

Olympus Pacific Minerals Inc.

Independent Auditors’ Report of Registered Public
Accounting Firm

To the Shareholders of Olympus Pacific Minerals Inc.

We have audited the accompanying consolidated financial statements of Olympus Pacific Minerals Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations and comprehensive loss, deficit, accumulated other comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Signed: “Ernst & Young LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 30, 2011

Consolidated Balance Sheets

As at	December 31	December 31
(United States dollars)	2010	2009

ASSETS
Current
Cash	$4,105,325	$5,718,725
Accounts receivable and prepaid expenses (note 14)	9,463,665	3,544,182
Inventory (note 12)	6,689,000	3,078,218
	20,257,990	12,341,125
Long-term
Advances on plant & equipment	1,361,327	-
Property, plant and equipment (note 6)	30,649,677	9,430,738
Mineral properties (note 3)	39,197,777	7,203,352
Deferred exploration and development costs (note 3)	31,725,634	25,049,053
	102,934,415	41,683,143

Total assets	123,192,405	54,024,268

LIABILITIES
Current
Accounts payable and accrued liabilities	8,509,411	4,564,458
Capital lease obligations (note 11)	818,946	171,001
Asset retirement obligation (note 4)	491,345	204,716
Current portion of term loans (note 5)	6,819,843	-
	16,639,545	4,940,175
Long-term
Asset retirement obligation (note 4)	1,119,332	770,010
Derivative liabilities (note 5)	4,497,000	-
Term loans (note 5)	15,415,413	-
Future income tax liability (note 13)	7,210,284	-
	28,242,029	770,010

Total liabilities	44,881,574	5,710,185

 Commitments, contingencies and contractual obligations (note 9)

SHAREHOLDERS' EQUITY
Equity attributable to equity owners
Share capital (note 7a)	129,903,856	97,318,003
Contributed surplus (note 7a)	4,186,148	6,938,486
Accumulated other comprehensive loss	(2,513,078)	(2,513,078)
Deficit	(58,646,340)	(52,985,295)
	72,930,586	48,758,116
Non-controlling interest	5,380,245	(444,033)
Total shareholders' equity	78,310,831	48,314,083

Total liabilities and shareholders' equity	$123,192,405	$54,024,268

See accompanying notes to the Consolidated Financial Statements

For and on behalf of the Board March 30, 2011	Signed: “David A. Seton” David A. Seton Chairman & Chief Executive Officer	Signed: “Jon Morda” Jon Morda Director & Chairman of Audit Committee

Olympus Pacific Minerals Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31 (United States dollars)
	2010	2009	2008

Sales	$35,986,013	$16,400,740	$7,275,324

Cost and expenses
Cost of sales	13,213,918	9,448,441	5,820,382
Amortization	8,974,079	4,392,945	2,468,047
Royalty expense	4,795,935	884,704	128,650
Stock-based compensation (note 7b)	1,876,574	3,569,314	997,336
Interest and accretion on term loans	1,321,122	-	-
Derivatives - fair value revaluation	1,348,000	-	-
Corporate and administrative expenses	8,453,673	6,935,632	5,808,759

	39,983,301	25,231,036	15,223,174
Other (income) expense
Interest income	(40,841)	(11,795)	(551,023)
Write-off of deferred exploration costs	-	-	865,779
Other income	(700,648)	-	-
Loss on disposal of capital assets	16,193	211,231	18,340
Foreign exchange loss/(gain)	(672,558)	(196,962)	(330,916)

	(1,397,854)	2,474	2,180

Loss for the period before income tax	(2,599,434)	(8,832,770)	(7,950,030)

Income tax expense
Corporate income tax (note 13)	2,254,825	514,122	-

Net loss	(4,854,259)	(9,346,892)	(7,950,030)

Currency translation adjustment	-	-	(12,250,965)

Comprehensive loss	(4,854,259)	(9,346,892)	(20,200,995)

Attributable to:
Equity owners	$(5,661,045)	$(8,902,859)	$(20,200,995)
Non-controlling interest	806,786	(444,033)	-

	$(4,854,259)	$(9,346,892)	$(20,200,995)

Basic and diluted loss per common share attributable to equity holders	$(0.015)	$(0.038)	$(0.034)

Weighted average number of common shares outstanding	329,747,069	243,834,003	232,402,999

Consolidated Statements of Deficit

For the years ended December 31 (United States dollars)	2010	2009	2008

Deficit
Beginning of the year	$52,985,295	$44,082,436	$36,132,406
Loss for the year attributable to equity owners	5,661,045	8,902,859	7,950,030
Deficit, end of the year	$58,646,340	$52,985,295	$44,082,436

See accompanying notes to the Consolidated Financial Statements

Annual Report 2010

Consolidated Statements of Accumulated Other Comprehensive Loss

For the years ended December 31 (United States dollars)	2010	2009	2008

Accumulated other comprehensive loss/(income)
Beginning of the year	$2,513,078	$2,513,078	$(9,737,887)
Currency translation adjustment	-	-	12,250,965
Accumulated other comprehensive loss, end of the year	$2,513,078	$2,513,078	$2,513,078

Consolidated Statements of Cash Flows

For the years ended December 31 (United States dollars)
	2010	2009	2008

Operating activities :
Loss for the period after tax	$(4,854,259)	$(9,346,892)	$(7,950,030)
Items not affecting cash
Amortization	8,974,079	4,392,945	2,468,047
Loss on disposal of capital assets	16,193	211,231	18,340
Gain on gold loan principal repayment	(689,178)	-
Stock-based compensation expense	1,876,574	3,569,314	997,336
Derivatives issuance costs	350,202	-	-
Derivatives revaluation	1,348,000	-	-
Accretion of term loans	191,167	-	-
Unrealized foreign exchange	332,751	(28,222)	(128,494)
ARO adjustment (net)	90,333	(191,454)	(117,197)
Write-off of deferred exploration and mineral property costs	-	-	865,779
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	(6,163,287)	(1,056,821)	(1,844,652)
Accounts payable and accrued liabilities	3,878,290	1,052,569	1,258,061
Inventory	(5,441,604)	(7,856)	(2,103,235)
Cash used in operating activities	(90,739)	(1,405,186)	(6,536,045)

Investing activities :
Cash acquired in amalgamation (note 15)	45,643	-	-
Deferred exploration and development costs	(11,876,238)	(342,421)	(8,505,450)
Investment in subsidiary	(15,000,000)	-	-
Acquisition of property, plant and equipment	(21,974,982)	(1,417,444)	(4,888,159)
Cash used in investing activities	(48,805,577)	(1,759,865)	(13,393,609)

Financing activities :
Capital lease payments	(739,307)	(399,215)	(530,242)
Convertible notes issued	11,481,794	-	-
Gold loan notes issued	20,215,700	-	-
Share issue cost	-	(154,736)	16,867
Shares issued, net of costs	15,841,667	2,928,186	-
Proceeds from options exercised	82,591	2,277,870
Cash provided by/(used in) financing activities	46,882,445	4,652,105	(513,375)

Increase/(decrease) in cash during the year	(2,013,871)	1,487,054	(20,443,029)

Cash - beginning of the year	5,718,725	4,161,735	24,310,245

Effect of foreign exchange rate changes on cash	400,471	69,936	294,519

Cash - end of the year	$4,105,325	$5,718,725	$4,161,735

Supplemental information:
Interest paid	$1,129,955	$-	$-
Income taxes paid	$592,762	$-	$-

See accompanying notes to the Consolidated Financial Statements

Olympus Pacific Minerals Inc.

Notes to Financial Statements
(in US$ unless otherwise noted)

1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia.  The Company has three key properties located in Central Vietnam - the Bong Mieu Gold property, the Phuoc Son Gold property and the Binh Dinh NZ Gold Property at Tien Thuan and one key property in Central Malaysia - The Bau Gold Property.

The Company is both a producer and explorer. A significant amount of the available funding is directed towards exploration activities and further development of projects.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Consolidation

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in note 19. The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  All significant inter-company balances and transactions have been eliminated.

Effective January 1, 2009, the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.  As at January 1, 2009, comparative figures have been converted to United States dollars from Canadian dollars using the following rates:

Average exchange rate during the year ended December 31, 2008	0.9381

Change in Accounting Policies

The Company has adopted the following new Canadian Institute of Chartered Accountants (“CICA”) handbook sections effective for the Company’s first quarter commencing January 1, 2010:

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

Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted.  Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Company has early adopted Sections 1582, 1601 and 1602 with effect from January 1, 2009 and has applied this to the business combination transaction that occurred in January 2010.   As a result of early adoption of these new standards all costs associated with the amalgamation between Olympus Pacific Minerals NZ Ltd (“Olympus NZ”) and Zedex Minerals Limited (“Zedex”), totalling $1.2 million, have been expensed in the year in which they were incurred (December 31, 2009) whereas these would previously have been capitalized (see note 15).  Early adoption of Section 1601 did not have an impact on these consolidated financial statements.  Early adoption of section 1602 has resulted in the recognition of the allocation of net loss to non-controlling interest for losses incurred at subsidiaries that are not fully owned.

Annual Report 2010

Financial Instruments – Recognition and Measurement (Section 3855)
The Company has chosen to early adopt the amendments to CICA Section 3855, Financial Instruments – Recognition and Measurement applicable to embedded pre-payment options. Prepayment options that are embedded in a host debt instrument and are closely related do not require bifurcation and recognition at fair value if the option’s exercise price is approximately equal to the amortized cost of the debt instrument on each exercise date, or if the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host instrument. The assessment of whether an embedded call or put option is closely related to the host debt instrument is made before separating any equity element of a convertible debt instrument.  The impact of early adopting this amendment has resulted in no bifurcation of the prepayment features embedded in the convertible note issued in the first quarter of 2010 (see note 5).

Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Critical accounting estimates used in the preparation of the consolidated financial statements involve judgement and are, or could be, affected by significant factors that are beyond management’s control.  Actual results could differ from these estimates.

 Cash and cash equivalents

The majority of the Company’s cash at December 31, 2010 is comprised of cash deposited with two major financial institutions in Canada, in interest bearing bank deposit accounts. The remaining cash is held in bank deposit accounts with maturities of three months or less from the date of deposit, in Vietnam, Malaysia, New Zealand and the Philippines.

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

The Company records its interests in mineral properties and areas of geological interest at cost.  All costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the consolidated statements of operations and comprehensive loss.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Olympus Pacific Minerals Inc.

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

The Company recognizes the fair value of an ARO as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The fair value of the ARO is estimated using the expected cash flow approach discounted at a credit-adjusted risk-free interest rate.  Subsequent to the initial measurement, the ARO is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Deferred exploration and development costs

The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production. Initial reconnaissance exploration is expensed as incurred.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the consolidated balance sheet dates and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the consolidated statements of operations and comprehensive loss. Effective from January 1, 2009, the Company changed its functional and reporting currency from Canadian dollars to US dollars. All of the Company’s revenue and the majority of its expenditures are transacted in US dollars.

Property, plant and equipment

The Company initially records building, plant, equipment and infrastructure at cost. Buildings, plant and equipment, and infrastructure involved in service, production and support are then amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Computer hardware and software is amortized using the straight-line method over three years.

Annual Report 2010

In the normal course of its business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation, calculated at inception, at an amount equal to the present value of minimum lease payments over the lease term. In the case of all leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with other owned assets.

Asset impairment – Long-lived assets

At least annually, the Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances, such as a decrease in commodity (gold) prices, increase in costs of capital, the achievement of lower than expected resource quantities and grades or the expiration and non-renewal of a key exploration or mining license, indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded for the difference between the carrying amount and fair value calculated as the discounted estimated cash flows.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production using independently verified reserve estimates, expected sales prices (considering current and historical prices), production levels and costs and further expenditures.

Stock-based compensation

In accordance with the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, the Company uses the fair-value method of accounting for stock options granted to employees and directors.  Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.

Certain of the Company’s stock options vest on the passage of time and continued service requirements.   Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates. The Company applies an estimated forfeiture rate when calculating the expense.  Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

Until June 30, 2008 the Company had a bonus share program that allowed non-executive employees to elect to take their bonus in either cash or double the cash amount in common shares.  If the employee chose the share bonus, the common shares will be received one year after the last day of the bonus period.  If the employee chose the cash bonus, the cash was received within the same fiscal year. If an employee terminated employment before the one year of service, the bonus reverted back to cash without double up and was paid out on termination.  The cash portion of the bonus is recognized as a liability, on a quarterly basis, as the employee services are performed. If the employee elected to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one-year additional service period as compensation expense and contributed surplus.  On the issuance of the shares, the liability plus amounts in contributed surplus are credited to common shares.

Olympus Pacific Minerals Inc.

Stock-based cash settled transactions

The transactions involving the issuance of vested and vesting warrants associated with the 2010 convertible note issue and the warrants to the agent under the offering is measured initially at fair value at the grant date using a binomial model, taking into account the terms and conditions upon which the instruments were granted.  The contractual life of each warrant is four years.

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

Revenue recognition

Revenue from the sale of gold and by-products, such as silver, are recognized when: (i) the significant risks and rewards of ownership have been transferred; (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned; and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the Company until the point that gold and silver are confirmed as sold to the end consumer.  Gold is sold on the spot market in US dollars whereas silver is sold at the silver fixing price of the London Bullion Market in US dollars.

For accounting purposes, refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

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

Annual Report 2010

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

The Company values finished goods (doré bars), ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

Interest and borrowing costs

Interest and borrowing costs are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest and borrowing costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest and borrowing costs ceases when construction of the asset is substantially complete and it is ready for its intended use.

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
The fair value hierarchy established by Section 3862, Financial Instruments – Disclosures, establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in ASC Subtopic 820-10 on financial instruments under US GAAP. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Cash and cash equivalents

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

Convertible Notes

The components of the Convertible Note that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated balance sheets, net of transaction costs and are subsequently accounted for at amortized cost.  The equity components (warrants and conversion features) are fair valued using a binomial option pricing model.  Any residual amount is assigned to the liability component and is accreted to face value over the life of the debt. The carrying amount of the warrant and conversion features are not re-measured in subsequent periods.

Olympus Pacific Minerals Inc.

The remainder of the proceeds is allocated to the convertible note debt that is recognized and included in term liabilities, net of broker transaction costs.
Interest on the liability component of the convertible note is recognized as an expense in the consolidated statements of operations and comprehensive loss.

Transaction costs apportioned between the liability and equity components of the convertible note based on the allocation of proceeds to the liability and equity components when the instrument is first recognized.

 Gold Loan Notes

The components of the gold note that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is revalued at each reporting date with the corresponding unrealized movement in value being reflected in the consolidated statements of operations and comprehensive loss. The equity components (attached warrants) are valued using the Black Scholes option pricing model after taking account of relevant inputs.

The remainder of the proceeds is allocated to the gold note debt that is recognized and included in term liabilities, net of an allocated portion of broker transaction costs, and is accreted to face value over the life of the debt on an effective yield basis.

Interest on the liability component of the gold note is recognized as an expense in the consolidated statements of operations and comprehensive loss.

Transaction costs are apportioned between the liability, equity and derivative components of the gold note based on the allocation of proceeds to the liability, equity and derivative components when the instrument is first recognized.

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs

December 31	2010	2009	2010	2009

Bong Mieu Gold Co(2)	$3,220,670	$3,219,595	$15,961,046	$11,271,665
Phuoc Son Gold Co(3)	4,995,064	4,993,450	19,582,686	15,465,134
North Borneo Gold	31,276,437	-	2,267,174	-
Binh Dinh NZ Gold	1,333,333	-	535,828	-
GR Enmore	550,000	-	-	-
	41,375,504	8,213,045	38,346,734	26,736,799
Accumulated amortization (1)	(2,177,727)	(1,009,693)	(6,621,100)	(1,687,746)

Total	$39,197,777	$7,203,352	$31,725,634	$25,049,053

(1)
Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006, the Bong Mieu underground mine which commenced production on April 1, 2009 and the Phuoc Son mine which commenced commercial production on October 1, 2009.

(2)	Deferred exploration and development costs are net of revenues and costs associated with ore mined and processed during the period prior to commercial operations of $95,637 for the 2009 year.
(3)	Deferred exploration and development costs are net of revenues and costs associated with ore mined and processed during the period prior to commercial operations of $3,056,091 for the 2009 year.

Annual Report 2010

Bong Mieu Gold Property
The Company holds an 80 percent interest in the Bong Mieu Gold Project and holds mining and investment licenses covering thirty square kilometres within the Bong Mieu gold property area. The investment license covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). In 1997, the Company's subsidiary, Formwell Holdings Limited ("FHL"), entered into a joint venture with The Mineral Development Company Limited ("Mideco") and with Mien Trung Industrial Company ("Minco"), a mining company then controlled by the local provincial government to form the Bong Mieu Gold Mining Company ("BMGC").  The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company placed the Bong Mieu Underground project into production effective April 1, 2009 on substantial completion of the plant installation which enabled commercial production of the Bong Mieu Underground to commence.  In 2009 the Company paid a two percent royalty based on eighty percent of the revenues of Bong Mieu Central to Zedex.  Following the amalgamation of Zedex and Olympus this royalty obligation no longer exists.  The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam.

Phuoc Son Gold Property
The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Minco, a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.   If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The Phuoc Son Gold Property was put into commercial production in the fourth quarter of 2009.

Ore mined from Phuoc Son was being trucked to the Bong Mieu processing facility under a trucking permit until December 31, 2010. The permit has been renewed effective March 15, 2011 until May 30, 2011. This permit allows treatment of Phuoc Son ore through the Bong Mieu plant until commissioning of Phuoc Son’s new plant in April 2011.

 The Company pays the Vietnam Government a royalty equal to fifteen percent of the sales value of gold production in Vietnam.

North Borneo Gold Property
During the third and fourth quarters of 2010, the Company purchased an additional combined 25 percent interest in North Borneo Gold Sdn Bhd. The Company therefore currently holds an effective 75.05 percent interest in the Bau Gold Project, with the remainder held by the Malaysian mining group, Gladioli Enterprises Sdn Bhd. Pursuant to the Bau Agreement, Olympus is the project operator.

Olympus Pacific Minerals Inc.

The Bau Gold Project comprises consolidated mining and exploration tenements within the historic Bau Goldfield, in Sarawak, East Malaysia.

The Company has agreed to acquire a further 18.5 percent from the local Malaysian joint venture partner to be settled in two further tranches with final completion on September 30, 2012.  As a condition of settlement of Tranche 2, the Joint Venture agreement has been revised. The revisions deal with a number of operational and governance matters.  Further information about the acquisition can be found in note 15.

Binh Dinh NZ Gold Property
The Company holds a 75 percent development interest in the Tien Thuan Gold Project in Binh Dinh Province, Central Vietnam.

The Tien Thuan Gold Project lies some 50 km west of the port city of Quy Nhon in Binh Dinh Province.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary, Binh Dinh New Zealand Gold Company (“BNG”). Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

GR Enmore Pty Limited
The Company holds a 100 percent interest in the Enmore Gold Project in north western New South Wales, Australia through two exploration licenses covering 290km2 and is earning an 80 percent interest in two exploration licenses covering 35 km2.

Capcapo
On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was signed with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which allows the Grantee (defined as the Company and “a Philippine national corporation to be identified by the Company”) to acquire an option to earn a 60 percent interest in the Capcapo Property upon completing a specified level of expenditures on the Capcapo Property.  All previously capitalized costs in relation to this project were written-off in 2008.

4. Asset Retirement Obligation

	December 31, 2010	December 31, 2009
Balance, beginning of the year	$974,726	$1,159,905
Liabilities incurred	574,666	(168,339)
Liabilities settled and adjusted	(29,049)	(129,640)
Foreign exchange adjustment	-	6,275
Accretion	90,334	106,525
Balance, end of the period	1,610,677	974,726
Current portion	491,345	204,716
Non-current portion	$1,119,332	$770,010

The asset retirement obligation relates to the Bong Mieu and Phuoc Son properties in Vietnam.  The Company estimates the cost of rehabilitating the sites at a discounted value of $1,610,677 ($1,793,739 undiscounted). Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9 percent.

The obligation of $1,793,739 (undiscounted) will be spent as follows:  2011 – $491,346; 2012 – $172,767; 2013 – $614,866; 2014 – $482,310; and 2015 - $32,450.

Annual Report 2010

5. Interest Bearing Loans and Borrowings

	December 31, 2010	December 31, 2009
Convertible Notes	$6,826,376		$-
Gold Loan	15,408,880		-
Total term loans	22,235,256		-
Current portion	6,819,843		-
Non-current portion	$15,415,413		$-
Derivative liabilities – Gold Loan
	$4,497,000	$

9% Convertible Notes (Unsecured)

On March 26, 2010, the Company closed a convertible subordinated unsecured note (“Convertible Notes”). The Convertible Notes bear interest at 9% per annum, payable semi-annually in arrears and have an original face value of CAD$12,750,000 (USD$12,496,275). During the year, holders of 1,803,577 notes have exercised their right to convert their notes to shares, leaving 13,374,992 notes outstanding with a face value of CAD$11,234,996 (USD$11,235,670) at December 31, 2010. The Convertible Notes are due for redemption at 100% of their principal amount in 2014 unless converted to common shares prior to this date at the option of the note holder.  If the Convertible Notes are redeemed, each note holder is entitled to receive the accrued and unpaid interest to the date of conversion.  Each Convertible Note in the principal amount of CAD$1,000 is convertible into common shares at CAD$0.42 per common share.  The Company has the option, after a period of six months from the closing date to redeem the Convertible Notes for cash amount equal to the outstanding principal plus the accrued and unpaid interest plus an additional amount of cash intended to reimburse the holder for lost interest.  A redemption occurring 18 months after closing requires stock price and volume targets to be met.  If met, the Convertible Notes can be redeemed for a cash amount equal to the outstanding principal plus accrued and unpaid interest plus a redemption fee of 9% of the principal amount then outstanding. Each unit of Convertible Note also consists of two separate common stock warrants.  A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 per warrant share and a vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.  On the valuation date the value of the liability component of the Convertible Notes was determined to be $6.4 million, net of transaction costs.  The conversion option was valued at $3.2 million net of transaction costs and the warrants were valued at $1.6 million net of transaction costs.  The Company also issued broker warrants which were valued at $0.3 million and have been recorded as part of the transaction cost.

The Convertible Notes require the Company to meet certain covenants, all of which had been met as at December 31, 2010, including the following:

•	The Company shall not issue any additional convertible notes for eighteen (18) months after the Closing Date unless they first offer such notes to the Holders of the Notes.

•	The Convertible Notes also contain covenants (including customary affirmative and negative covenants), anti-dilution provision and other provisions that are customary for transactions of this nature.

•	The Convertible Note holder’s agent and each Convertible Note holder will not sell short any Common Shares prior to delivery to the Company of a Conversion Notice of their respective Notes into Units.

Olympus Pacific Minerals Inc.

8% Redeemable Promissory Notes (Gold Loan)

On June 21, 2010 the Company announced that it had consummated a private placement memorandum consisting of (i) a senior secured redeemable gold delivery promissory note (“Gold Loan”) and (ii) common stock purchase warrants.  The Gold Loan is secured by certain assets of the Company and Formwell Holdings Limited and New Vietnam Mining Corporation (“Guarantors”).

As at December 31, 2010, the Gold Loan has a face value of US$19,440,000. The Gold Loan has an original face value of US$21,960,000, the difference to the original face value being a payment of principal of US$2,520,000. It was issued in US$10,000 units, bears interest at 8% per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) and aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be deposited in trust at regular six monthly intervals leading up to the maturity date.  The amount of gold that must be deposited is established by reference to a Gold Price Participation Arrangement (“GPPA”). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deposit in trust. For gold prices between US$900 and US$1,200 per ounce, payment volumes are altered so that the Company’s US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices.  However, volumes of gold payments are frozen if the price of gold falls below US$900 (the Company being protected from having to deliver more gold) or exceeds US$1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US$900 per ounce and written call option when they are above US$1,200 per ounce.

The call option and put option features of the Gold Loan have been valued using the Black 76 variant of the Black-Scholes option pricing model, with each gold deposit date (May 31 and November 30 each year) valued as a separate option in accordance with the criteria noted above.

The call option component of the gold note, which is a derivative liability of the Company, has a value of US$4,846,000 at December 31, 2010 (US$4,177,000 as at June 30, 2010). Inputs used when valuing the call option components of the Gold Loan are:

                                                                               December 31, 2010                     June 30, 2010

Gold futures prices                                             US$1,425 per ounce                US$1,249 per ounce
                                                                           to US$1,468 per ounce          to US$1,305 per ounce
Exercise price (call options)                                 US$1,200 per ounce               US$1,200 per ounce
Term to maturity                                                      0.42 to 2.42 years                   0.42 to 2.92 years
Annualized volatility                                                   18% - 24%                                25% to 31%
Risk free rate                                                            0.2% to 0.8%                             0.2% to 1.0%

The put option component of the gold note, a derivative asset of the Company, has a value of US$ 349,000 at 31 December 2010 (US$1,139,000 as at 30 June 2010). Inputs used when valuing the put option components of the Gold Loan are:

                                                                               December 31, 2010                     June 30, 2010

Gold futures prices                                                 US$1,425 per ounce                US$1,249 per ounce
                                                                              to US$1,468 per ounce          to US$1,305 per ounce
Exercise price (put options)                                     US$900 per ounce                   US$900 per ounce
Term to maturity                                                       0.42 to 2.42 years                    0.42 to 2.92 years
Annualized volatility                                                     27% to 31%                              29% to 31%
Risk free rate                                                              0.2% to 0.8%                            0.2% to 1.0%

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60.  Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as equity.

Annual Report 2010

A one-off provision for the early redemption of the Gold Loan on November 30, 2011 exists. If exercised, the Company on this redemption date will be required to pay all accrued but unpaid interest on the outstanding stated or deemed principal amount of the Gold Loan and an additional amount, in one lump sum that is equal to 12% of the outstanding stated or deemed principal amount of the Gold Loan.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined as $18.189 million.

As part of this offering, the Company issued broker warrants which were valued at $0.252 million and have been recorded as part of the transaction cost.

The Gold Loan Notes require the Company to meet certain covenants, all of which had been met as at December 31, 2010, including the following:

•	Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

The Company must obtain the approval of the Holders of the Gold Loan for:

•
Any indebtedness incurred twelve months after the closing date (except in relation to deferred price payments associated with North Borneo Gold Sdn Bhd) or in excess of CAD $75 million at any time during the period that the Gold Loan is outstanding that is outside the ordinary course of business;

•
Lending money to any person in excess of CAD $2 million other than investments in selected governments, and financial institutions with a combined capital and surplus in excess of $200 million,  accounts receivable in the normal course of business, and any transactions with guarantors, noted in the Intercompany Subordination Agreement that was signed as part of the Gold Loan arrangement, and

•	Incurring capital expenditures of CAD $100 million or more in any one year.

6. Property, Plant and Equipment

	December 31, 2010			December 31, 2009
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Building	$ 976,993	$ 803,136	$ 173,857	$ 917,564	$ 605,271	$ 312,293
Leasehold improvements	125,821	114,923	10,898	123,433	104,234	19,199
Machinery and equipment	12,292,843	6,047,774	6,245,069	9,060,946	3,883,501	5,177,445
Office equipment, furniture and fixtures	1,504,391	942,896	561,495	987,863	719,380	268,483
Vehicles	439,589	349,365	90,224	370,251	307,426	62,825
Infrastructure	4,732,912	2,902,757	1,830,155	4,422,529	1,831,897	2,590,632
Capital assets in progress	21,737,979	-	21,737,979	999,861	-	999,861
	$41,810,528	$ 11,160,851	$30,649,677	$16,882,447	$ 7,451,709	$9,430,738

Olympus Pacific Minerals Inc.

Machinery and equipment under capital lease at December 31, 2010 has a cost of $1,054,415, accumulated depreciation of $83,220 and a net book value of $971,195.

Interest and borrowing costs of $3,007,903 have been capitalized during 2010 in relation to the Phuoc Son plant under construction and are included in capital assets in progress.

7. Capital Stock

Capital Management

The Company defines capital that it manages as its shareholders’ equity.  In the past year, the Company has raised cash by issuing equity instruments. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long-term growth strategy.

The Company’s capital structure reflects the requirements of a company focused on significant growth in a capital intensive industry.  The Company may face lengthy development lead times, as well as risks associated with raising capital, rising capital costs and timing of project completion because of the availability of resources, permits and other factors beyond control.  The operations are also affected by potentially significant volatility of the gold mineral cycles.

The Company continually assesses the adequacy of its capital structure and makes adjustments within the context of its strategy, the mineral resources industry, economic conditions and the risk characteristics of our assets.  To adjust or maintain the capital structure, the Company may obtain additional financing or issue new equity instruments.

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets by project that are approved by the Board of Directors (the “Board”) for development, exploration and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

As at December 31, 2010, the Company has convertible debt and gold loan debt totalling $22,235,256 and a cash balance of $4,105,325 (December 31, 2009 - $5,718,725). This meets the Company’s preferred minimum liquidity cushion.

Total managed capital as at December 31, 2010 was $78,310,831 (December 31, 2009 - $48,314,083).  The Company has no obligation to pay dividends on share capital.

Annual Report 2010

a) Common Shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2010 and 2009.

	Number of Shares	Amount $
Common shares, January 1, 2009	232,423,101	$88,904,501

Bonus common shares issued	784,480	343,537
Private placement (1) Common shares issued Exercise of options Share issue costs (1)	16,216,216 52,734 18,982,248 -	3,000,000 3,375 5,221,326 (154,736)
Common shares, December 31, 2009	268,458,779	$97,318,003

Common shares issued (2) Common shares issued (3) Exercise of options Common shares issued (4) Conversion of Notes Share issue costs (4)	54,226,405 951,703 1,181,150 37,000,000 3,692,760 -	$14,759,776 293,526 717,201 16,291,697 1,267,210 (743,557)
Common shares, December 31, 2010	365,510,797	$129,903,856

(1)
In May 2009 the Company completed a non-brokered private placement of 16,216,216 shares at a price of US$0.1850 per share, for gross proceeds of $3,000,000 and net proceeds of $2,845,264.  Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

(2)
On January 12, 2010 Olympus and Zedex amalgamated their business and Olympus took control.  The amalgamation was effected with a record date of January 19, 2010, at that time Zedex shareholders shares were cancelled and they were allocated 1 common share in Olympus in exchange for 2.4 common shares in Zedex.  The consideration for the amalgamation was valued at $15,206,478 which was settled by way of shares.  This resulted in 54,226,405 new common shares in Olympus being issued and 65,551,043 common shares which were formerly held by Zedex being redistributed to former Zedex shareholders.  The shares were issued on January 25, 2010.

(3)	The Company issued 951,703 common shares in settlement of AUD$319,335 consultancy fee related to the amalgamation with Zedex.

(4)
The Company issued 37,000,000 common shares at A$0.45 per share, for gross proceeds of 16,291,697 and net proceeds of $15,548,141.  Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

Olympus Pacific Minerals Inc.

The following table shows movements in contributed surplus of the Company for years ended December 31, 2010 and 2009.

	December 31 2010	December 31 2009
Balance, beginning of the period	$6,938,486	$6,631,296
Options granted and vested during the period Options exercised during the year	2,323,275 (654,896)	3,569,313 (3,018,645)
Bonus common shares issued
Tax recovery on expiry of warrants
Warrants issued and vested during the period
Conversion options
Conversion options exercised during the year
Vested warrants
Gold loan warrants
Broker warrants
Premium on increased investment in subsidiary
Costs of issue
	- - 289,897 3,218,000 (382,375) 1,624,800 704,000 251,663 (10,106,702) (20,000)	(149,851) (93,627) - - - - - - - -
Balance, end of the period	$4,186,148	$6,938,486

b) Stock Options

On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan.  Under the new plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2010 and 2009.

	December 31, 2010		December 31, 2009
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	18,212,496	0.50	19,589,184	0.52
Granted	18,395,716	0.50	20,755,560	0.12
Exercised	(4,072,798)	0.32	(18,982,248)	0.12
Cancelled/ Expired	(1,450,416)	0.51	(3,150,000)	0.43
Outstanding, end of the period	31,084,998	0.52	18,212,496	0.50
Options exercisable at the end of the period	23,701,997	0.53	15,531,262	0.51

Annual Report 2010

The following table summarizes information about the stock options outstanding as at December 31, 2010.

Options Outstanding				Options Exercisable
Range of Exercise Prices $CAD	Number Outstanding As at December 31, 2010	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at December 31, 2010	Weighted Average Exercise Price $CAD
$0.12	1,390,614	3.01	0.12	1,390,614	0.12
$0.40 - 0.49	14,656,216	2.73	0.41	9,589,882	0.41
$0.50 - 0.59	3,500,667	0.60	0.57	3,500,667	0.57
$0.60 - 0.69	6,600,000	2.27	0.62	4,283,333	0.64
$0.70 – 0.79	4,000,000	1.26	0.75	4,000,000	0.75
$0.80 – 0.89	833,334	2.04	0.84	833,334	0.84
$0.90 – 0.92	104,167	1.33	0.92	104,167	0.92
	31,084,998		0.52	23,701,997	0.53

During the year ended December 31, 2010, 18,395,716 options were issued and valued for accounting purposes, at $3,260,920.  These options have various exercise prices of between CAD$0.40 and CAD$0.92.  The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP) which is the listing of the stock activities for five business days from the grant date.  The vesting period for many of the remaining outstanding options is: 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

The total share compensation expense recognized for stock options during the year ended December 31, 2010 is $1,876,574 [2009 - $3,569,314].

c) Warrants

The following table shows movements in number of warrants of the Company for the years ended December 31, 2010 and 2009.

	December 31, 2010		December 31, 2009
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	-	-	19,554,716	0.80
Granted – Vested Warrants2	15,178,559	$0.50	-
Granted – Broker Warrants	2,428,571	$0.50
Granted – Agent Warrants	2,668,750	$0.60
Granted – Gold Loan Warrants3	2,196	$2082
Exercised	-	-	-
Expired1	-	-	(19,554,716)	0.80
Outstanding, end of the period	20,278,076	$0.74	-	-

1.  The warrants that expired in 2009 related to the August 10, 2007 private placement.

2.  A further 15,178,559 vesting warrants have been issued which only vest in the event of early redemption of the convertible note described in note 5. In that event the vested warrants are no longer exercisable.

3. Gold Loan warrants were issued in June 2010. Each Gold Loan warrant entitles the holder to purchase 3,470 common shares at an exercise price of CAD$0.60 each.  The Company has thus issued 2,196 warrants for the purchase of 7,620,120 common shares.

Olympus Pacific Minerals Inc.

d) Bonus Share Program for Non-Executive Employees

In 2008, for the bonus period from July 15, 2007 to January 15, 2008, employees who opted for their bonus to be paid in common shares are entitled to receive, subject to a one-year service requirement, 366,600 common shares on January 15, 2009.  On the grant date, the fair value of the 2007 incremental share award including the cash bonus was $176,600.

The total compensation expense recognized for the bonus share program for the year ended December 31, 2010 was $406,301 [2009 - nil].

e)  Deferred Share Units

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board.  Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the period of the change.  Total DSUs granted as at December 31, 2010 were 712,070 units.  No DSUs were granted during the year ended December 31, 2010.  Liabilities related to this plan are recorded in accrued liabilities and totalled $384,556 as at December 31, 2010.  Compensation expense related to this plan for the year ended December 31, 2010 was $181,296.

8. Related Party Transactions and Loans

The Company entered into the following related party transactions during the year and loans as at December 31:

	Year-to-date December 31
	2010	2009
Consulting and legal fees	$307,106	$184,852
Management fees	$1,307,518	$916,409
Reimbursement of expenses	$507,446	$390,048
Royalties	-	$128,746
Loans	-	$1,563,753
Rent received	$(83,355)	$(48,394)

As at December 31, 2010, accounts payable was $5,096 (2009 - nil) and accrued expenses were $30,234 (2009 - $595,850) in respect of these transactions.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees
Consulting services were provided by Jura Trust which is associated with John Seton, a director of the Company. Legal services were provided by Claymore Partners up to June 30, 2010 (John Seton was a principal until March 31, 2010 and a director until June 30, 2010). The services provided are not under contract as the consulting and legal services are provided when required. Legal services were provided by Gowling Lafleur Henderson LLP, where Louis Montpellier is a partner. The services provided are not under contract as the consulting and legal services are provided as required. Consulting Services were provided by Leslie Robinson, a director of the Company. The services are not under contract and are provided when required.

Annual Report 2010

Management fees and reimbursement of expenses
Management fees and reimbursement of expenses incurred on behalf of the Company were paid to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2010 and 2009; Momentum Resources International Pty Limited associated with Colin Patterson in 2009; Wholesale Products Trading Limited associated with Peter Tiedemann in 2010 and  2009; Action Management Limited associated with Charles Barclay in 2010 and 2009; Cawdor Holding Limited associated with Russell Graham in 2010 and 2009; Lloyd Beaumont Trust associated with Paul Seton in 2010;  Whakapai Consulting Ltd associated with Jane Bell in 2010; and Jura Trust Limited associated with John Seton in 2010. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties
On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when IvanhoeMines Limited assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

In January 2010 Zedex and Olympus amalgamated their business and all royalty obligations ceased.

Rent
The Company sublets office space in Toronto, Canada, on a month-to-month basis to a company with two directors in common with Olympus.  The Company receives rental income at open market rates for this office space.

Loans
As part of the amalgamation with Zedex (see note 15), Olympus advanced funds in December 2009 to enable settlement of creditors at year end.  The balance advanced to Zedex and its subsidiaries at December 31, 2009 was recognized in accounts receivable in 2009 and has since been settled under the amalgamation.

9. Commitments, Contingencies and Contractual Obligations

As at December 31, 2010
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	818,946	818,946	-	-	-	-
Operating leases	111,394	74,508	36,886	-	-	-
Purchase obligations - supplies & services	4,096,632	4,096,632	-	-	-	-
Purchase obligations - capital	977,251	977,251
Asset retirement obligations	1,610,677	491,345	161,616	538,053	394,815	24,848

Total	7,614,900	6,458,682	198,502	538,053	394,815	24,848

In the normal course of business, the Company is subject to various legal claims.  Provisions are recorded where claims are likely and estimable.

Olympus Pacific Minerals Inc.

10. Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and capital lease obligations.  The carrying amount of cash and cash equivalents, receivables, payables and accruals is a reasonable approximation of fair value due to their short-term maturities.

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company’s corporate office and foreign operations evaluate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board.

Market and commodity price risk
The profitability of the operating mine of the Company is related to the market price of gold and silver. Components of the Gold Loan that exhibit characteristics of a derivative are discussed in note 2. The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.

During the year the Company sold gold at the weighted average price of US$1,233 per ounce. A change of US$100 in the gold price per ounce the Company received would have changed the Company’s net loss by approximately $2,918,600 in 2010.

The Company has entered into a redeemable promissory note arrangement that requires repayment of the principal by the physical delivery of gold into trust at regular six monthly periods until May 2013.  The price of gold will determine the physical quantities of gold that need to be delivered as settlement of the liability associated with this financial arrangement.

Foreign exchange risk
Effective from January 1, 2009 the Company has changed its reporting currency from the Canadian dollar to the US dollar and all of its revenue and the majority of its expenditures are transacted in US dollars.

The Company operates in Canada, Vietnam, Malaysia, Australia and the Philippines. The functional and reporting currency of the parent company effective from January 1, 2009 has been changed to the US dollar. The functional currency of significant subsidiaries is also in US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar,  Vietnamese dong and Malaysian ringgit.

The most significant transaction exposure arises in the corporate office in Canada. The balance sheet of the corporate office includes US and Canadian dollar cash and cash equivalents and Convertible Note liabilities in Canadian dollars.  The corporate office is required to revalue the US dollar equivalent of the Canadian dollar cash and cash equivalents and liability at each period end. Foreign exchange gains and losses from these revaluations are recorded in earnings.

At present, the Company does not hedge foreign currency transaction or translation exposures.

Interest rate risk
As at December 31, 2010, the Company holds a Convertible Note liability that attracts interest at a fixed rate of 9% (refer note 5). It also has a redeemable promissory note arrangement associated with the delivery of gold that requires interest to be paid a fixed rate of 8% per annum (refer note 5).

Credit risk
Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers, including outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. The Company minimizes its exposure by holding cash and cash equivalents with two major financial institutions in Canada.

One customer accounts for all sales and trade accounts receivable. Credit risk exposure is mitigated because the Company can sell the gold doré bars it produces to many different refineries and payment from the refinery is typically received within two weeks of shipment.  The Company’s receivables are all current.

Annual Report 2010

Liquidity risk
Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at December 31, 2010, the Company was holding cash and cash equivalents of $4,105,325 (2009 - $5,718,725).  70 percent of the Company’s cash and cash equivalents balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 9.

11. Capital Lease Obligations

The Company has capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31, 2010	December 31, 2009
Total minimum lease payment	$818,946	$171,001
Less: current portion	(818,946)	(171,001)
	$-	$-

12. Inventory

	December 31, 2010	December 31, 2009
Doré bars	$2,153,029	$259,524
Ore in stockpiles	714,021	524,978
Gold in circuit	94,924	26,115
Mine operating supplies	3,727,026	2,267,601
Total	$6,689,000	$3,078,218

An inventory write-down was recorded during 2010 for ore with an estimated cost of $45,000, which was stolen from Bong Mieu during an incident of vandalism and theft. The Company has placed a claim with its insurers, which is pending finalization.

13. Income Taxes

  A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2010	2009	2008

Loss before income tax	$(2,599,000)	$(8,833,000)	$(7,950,000)
Expected tax benefit	(806,000)	(2,915,000)	(2,662,000)
Issue costs	(413,000)	(304,000)	(276,000)
Foreign tax differential	38,000	111,000	200,000
Foreign exchange on Vietnam losses	-	-	1,174,000
Non-deductible portion	892,000	1,192,000	(1,635,000)
Other	18,000	204,000	812,000
Benefit of current year loss not recognized	2,526,000	2,226,000	2,387,000
Total income tax expense	$2,255,000	$514,000	$-

Olympus Pacific Minerals Inc.

The components of the Company’s future income tax assets/(liabilities) are as follows:

	2010	2009	2008

Non-capital losses carried forward	$8,131,000	$7,576,000	$7,288,000
Capital losses	468,000	-	-
Issue costs	599,000	500,000	616,000
Capital assets	54,000	53,000	64,000
Resource related deductions	500,000	500,000	572,000
Future income tax asset	9,752,000	8,629,000	8,540,000
Valuation allowance	(9,311,000)	(8,300,000)	(6,828,000)
Net future income tax asset	441,000	8,300,000	6,828,000
Future income tax liability	(7,651,000)	(329,000)	(1,712,000)
Net future income tax liability	$(7,210,000)	$-	$-

The Company has non-capital loss carryforwards of $34,925,000 (2009 - $33,124,000), of which the benefit of $1,383,000 has been recognized in these financial statements. The non-capital loss carryforwards can be used to reduce future taxable income in the years up to and including 2030.

	Year of loss	Note	Amount	Expiry Date

Canada	2010	1	6,110,000	2030
Canada	2009	1	2,510,000	2029
Canada	2008	1	3,365,000	2028
Vietnam	2008	2	1,621,000	2013
Canada	2007	1	7,995,000	2027
Vietnam	2007	2	1,215,000	2012
Canada	2006	1	2,790,000	2026
Vietnam	2006	2	5,744,000	2011
Canada	2005	3	1,143,000	2015
Canada	2004	3	2,432,000	2014
Total non-capital loss carryforwards			$34,925,000

(1) - Loss carryforward of 20 years
(2) - Vietnam has a loss carryforward of 5 years
(3) - Loss carryforward of 10 years

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

Annual Report 2010
14. Accounts Receivable and Prepaid Expenses

	December 31, 2010	December 31, 2009
Trade receivables	$1,628,255	$861,299
Vietnam value-added tax	5,613,964	452,535
Prepaid expenses	1,473,929	198,941
Deposits	620,679	403,200
Other receivables	126,838	1,628,207
Total	$9,463,665	$3,544,182

15. Business Combinations

Amalgamation with Zedex

The Company has accounted for the amalgamation between Olympus (a wholly owned subsidiary of Olympus Pacific Minerals Inc, registered in New Zealand)(“Olympus NZ”) and Zedex (also registered in New Zealand) as an acquisition with the Company being identified as the acquirer and recorded it as a business combination.

Under the terms of the transaction the two companies amalgamated and the management of the Company took control of the assets and liabilities from January 12, 2010.  Total consideration for the amalgamation amounted to US$15,206,478 and was paid to Zedex shareholders by way of redistribution of the 65,551,043 Olympus shares that Zedex already held along with the issuing of a further 54,226,405 new Olympus shares.  In addition, stock options were issued in Olympus to compensate the cancellation of Zedex options.  The fair value of these exchange options was determined using a Black-Scholes calculation to equal $446,701, which is included in the total consideration of $15,206,478. Further as a result of the exchange of Zedex options for Olympus options an additional amount of $66,591 has been immediately expensed in stock-based compensation expense.

Zedex had the right under an agreement it acquired in January 2006 to a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs.  Under the agreement, Ivanhoe Mines Limited assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty was calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.  The amalgamation results in this royalty agreement being dissolved releasing Olympus from any future obligation in this regard.

All costs associated with the amalgamation have been expensed when incurred, these being recorded in professional and consulting fees in the consolidated statements of operations and comprehensive loss.

The purchase consideration was settled by way of share issue. The shares were not issued until January 25, 2010.

Olympus Pacific Minerals Inc.

The purchase consideration was allocated as follows:

USD
Current assets
Cash	45,643
Accounts receivable and prepaid expenses	158,997
Non-current assets
Property, plant and equipment	86,759
Mineral properties	33,159,770
Current liabilities
Accounts payable and accrued liabilities	(1,626,168)
Non-current liabilities
Future income tax liability	(6,707,733)
25,117,268
Other elements of consideration
Amounts attributable to non-controlling interests	(9,910,790)
Total consideration	15,206,478

Increase in investment in North Borneo Gold

On September 30, 2010 the Company entered into an agreement to acquire a further 43.50% interest in North Borneo Gold Sdn Bhd by September 2012, at which time the Company’s effective interest in the Bau Gold Project will be 93.55%.  The settlement is to be paid in four tranches with the first tranche of 12.50% having been completed on September 30, 2010 and the second tranche of 12.50% having been completed on October 30, 2010. The third tranche of 10% is due on November 30, 2011 and will increase the Company’s effective interest to 85.05 percent, and the final tranche of 8.50% is due on September 30, 2012 and will bring the Company’s effective interest to 93.55%.  The Company has accounted for the increased interest in North Borneo Gold Sdn Bhd as an equity transaction in accordance with Section 1582 of the CICA Handbook and has recorded in contributed surplus the premium paid on the purchase on a pro rata basis of the fair value of the non-controlling interest initially recognized on acquisition.

These transactions can be summarized as follows:

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company’s Effective Holding
Tranche 1	$7,500,000	30/09/2010	31,250	62.55%
Tranche 2	$7,500,000	30/10/2010	31,250	75.05%
Tranche 3	$11,000,000	30/11/2011	25,000	85.05%
Tranche 4	$9,000,000	30/09/2012	21,250	93.55%
			108,750	93.55%

Annual Report 2010

The agreement includes a condition subsequent that must be met before the Tranche 3 payment is required to be settled.  The condition subsequent requires the vendor to obtain:

a)
All renewals or grants (as applicable) of mining licences and mining certificates relating to the Jugan deposit (including, without limitation, the renewal of mining certificate MC 1D/1/1987 relating to the Jugan, Sirenggok and Jambusan areas) on terms acceptable to the purchaser in all respects; and

b)
All ministerial, Governor and other regulatory approvals to ensure that the mining licences and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations.

Conditions to be met before settlement of each tranche are as follows:

Tranche 1	- has no conditions.

Tranche 2	- amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date.

Tranche 3
- if the condition subsequent noted above has been met by October 31, 2011 settlement of the Tranche 3 payment occurs.  If the condition subsequent has not been met then the shares transfer to the purchaser at no additional cost.
On completion of Tranche 3 the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases.

Tranche 4	- has no conditions.

16.  Segmented Reporting and Information

The Company operates in one business segment, the exploration, mine development and extraction of metals, and in two geographic areas, Vietnam and Malaysia.

	Vietnam		Malaysia		Other
	2010	2009	2010	2009	2010	2009
Revenue from external
domestic customers	-	-	-	-	-	-
Revenue from external
foreign customers	35,986,013	16,400,740	-	-	-	-
Total Revenue	$35,986,013	$16,400,740	-	-	-	-

Mineral properties	7,371,341	7,203,352	31,276,436	-	550,000	-
Deferred exploration and
development	29,458,460	25,049,053	2,267,174	-	-	-
Property, plant and	30,528,865	9,410,125	51,484	-	69,328	20,613
equipment
Total Capital Assets	$67,358,666	$41,662,530	$33,595,094	-	$619,328	$20,613

17. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation of the current year.

Olympus Pacific Minerals Inc.

18. Material Events After the Consolidated Balance Sheet Date

Subsequent to the balance sheet date, on March 29, 2011, the Company announced an AUD$5.6 million private placement (“placement”) capital raising, for which settlement is scheduled to occur on April 1, 2011. The private placement is for 14,000,000 common shares to be held in the form of CHESS Depository Interests (“CDI”) at a price of AUD$0.40 per CDI. Olympus will apply for the 14,000,000 CDIs to be quoted on the ASX.  Olympus will incur a capital-raising fee of 5% in connection with the placement.

Subsequent to the year-end, holders of 478,860 convertible notes have exercised their option to convert them to equity. The holders are entitled to convert the notes and any accrued interest owing at a conversion rate of CAD$0.42 per common share. 980,688 shares were issued in settlement.

19. Differences from Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of our consolidated statements of operations and comprehensive loss, consolidated balance sheets and consolidated statements of cash flows between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a)	Exploration and development expenditures

For Canadian GAAP purposes, the Company capitalizes exploration and development costs incurred on its properties after proven and probable reserves have been found as well as on properties where the Company has found non-reserve material that do not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine exploration and development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the results of recent drilling on the property; and the existence of a pre-feasibility or feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under Securities Exchange Commission (“SEC”) Industry Guide No.7 are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.  As a result, any amortization, impairment charges or write-offs on deferred development and exploration costs under Canadian GAAP would be reversed under US GAAP as these costs have already been expensed.  In 2008 Phuoc Son reported proven and probable reserves and completed a positive feasibility study as announced on April 1, 2008.  Since this time all exploration and development costs on the property have been capitalized under US GAAP.  No exploration and development costs have been capitalized relating to Bong Mieu as no feasibility study has been completed.

Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling.  Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves.  Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other drilling and related exploration costs incurred at these sites are expensed as mine site exploration.

Annual Report 2010

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

All proceeds received from sales and the related cost of sales prior to the production start date are capitalized as part of deferred exploration and development costs under Canadian GAAP but are recognized as revenue and cost of sales in the consolidated statements of operations and comprehensive loss under US GAAP.

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

Nui Kem was put into commercial production on April 1, 2009 under Canadian GAAP.  All revenues and expenses related to Nui Kem are capitalized to deferred exploration and development costs prior to this date under Canadian GAAP but are recognized in the consolidated statement of operations under US GAAP.  Nui Kem does not have any mineralization under the SEC Industry Guide No 7.

Phuoc Son was put into commercial production on October 1, 2009 under Canadian GAAP and US GAAP.  All revenues, cost of sales and other expenses until this date are capitalized to deferred exploration and development costs under Canadian GAAP.  Revenues and cost of sales are recognized in the consolidated statements of operations and comprehensive loss under US GAAP.

c) Convertible Notes and Gold Loan

Under Canadian GAAP the components of the Convertible Notes that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated balance sheets, net of transaction costs, and are subsequently accounted for at amortized cost.  The equity components (warrants and conversion features) are fair valued using a black-scholes model and binomial option pricing model, respectively, and are recognized in equity.  The carrying amounts of the warrant and conversion features are not re-measured in subsequent periods.

The Convertible Notes and associated warrants are denominated in Canadian dollars.  The functional reporting currency of the Company is US$.  As the exercise price of the stock underlying the warrants and conversion feature is not denominated in the Company’s functional currency the contractual obligations arising from the warrants and conversion feature do not meet the definition of equity instruments under US GAAP.  For US GAAP purposes the warrants meet the definition of derivatives,  are recorded as financial liabilities, and are revalued at each reporting date with any change in valuation being recognized in the statement of operations and comprehensive loss.

Similarly, under Canadian GAAP the equity components (warrants) of the Company’s Gold Loan are recognized in equity at their fair values on inception and are not re-measured in subsequent periods.  However, as the exercise price of the stock underlying these warrants is not denominated in the Company’s functional currency the warrants meet the definition of derivatives and are recorded as financial liabilities  for US GAAP purposes, and are revalued at each reporting date, with any change in valuation being recognized in the statement of operations and comprehensive loss.

Olympus Pacific Minerals Inc.

d) Reconciliation of consolidated balance sheets

For the years ended December 31

			2010			2009
	Notes	Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Current assets		$20,257,990	-	$20,257,990	$12,341,125	-	$12,341,125
Long-term assets
Mineral properties	(b)	39,197,777	(30,623)	39,167,154	7,203,352	(30,623)	7,172,729
Advances on plant and equipment		1,361,327	-	1,361,327	-	-	-
Capital assets	(b)	30,649,677	(64,782)	30,584,895	9,430,738	(64,782)	9,365,956
Deferred exploration and development costs	(a)	31,725,634	(25,610,557)	6,115,077	25,049,053	(20,251,277)	4,797,776
		102,934,415	(25,705,962)	77,228,453	41,683,143	(20,346,682)	21,336,461
Total Assets		$123,192,405	$(25,705,962)	$97,486,443	$54,024,268	$(20,346,682)	$33,677,586
Total Liabilities	(c)	44,881,574	13,703,216	58,584,790	5,710,185	-	5,710,185
Equity attributable to equity owners		72,930,586	(38,008,135)	34,922,451	48,758,116	(20,451,357)	28,306,759
Non-controlling interest		5,380,245	(1,401,043)	3,979,202	(444,033)	104,675	(339,358)
Total Shareholders’ Equity		78,310,831	(39,409,178)	38,901,653	48,314,083	(20,346,682)	27,967,401
Total Liabilities and Shareholders’ Equity		$123,192,405	$(25,705,962)	$97,486,443	$54,024,268	$(20,346,682)	$33,677,586

e)  Reconciliation of consolidated net income

For the years ended December 31	Notes	2010	2009	2008 -Restated
Net loss under Canadian GAAP		$4,854,259	$9,346,892	$ 7,950,031
Sales	(b)	-	(7,928,120)	(2,303,888)
Cost, amortization and expenses	(a) & (b)	(2,130,084)	4,733,933	2,554,950
Exploration and development expenditures Derivatives fair value revaluation	(a) (c)	7,489,364 8,538,792	1,903,759	5,390,363
Reverse write-down	(a)	-	-	(865,791)
Net loss under US GAAP		18,752,331	$8,056,464	$12,725,665
Attributable to Non-controlling interest		698,932	339,358	-
Attributable to equity owners		$18,053,399	$7,717,106	$12,725,665

Currency Translation Adjustment under Canadian GAAP		-	-	12,250,965
US GAAP Adjustment		-	-	(4,019,444)
Currency Translation Adjustment under US GAAP		-	-	8,231,521

Total Comprehensive loss under US GAAP		$18,752,331	$8,056,464	$20,957,186
Attributable to Non-controlling interest		698,932	339,358	-
Attributable to equity owners		$18,053,399	$7,717,106	$20,957,186

Basic and diluted loss per common share attributable to equity holders under US GAAP		$0.06	$0.03	$0.05

Annual Report 2010

f)      Consolidated statements of cash flows under US GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.  Cash flows under US GAAP were as follows:

For the years ended December 31	2010	2009	2008- Restated
Activities
Operating	$(5,450,019)	$(114,758)	$(12,177,469)
Investing	(43,446,297)	(3,050,293)	(7,752,185)
Financing	46,882,445	4,652,105	(513,375)
Cash and cash equivalents at the beginning of year	5,718,725	4,161,735	24,310,245
Effect of foreign exchange rate changes on cash	400,471	69,936	294,519
Cash and cash equivalents at end of year	$4,105,325	$5,718,725	$4,161,735

g)  US GAAP Recent Developments

In February 2010, the FASB issued an update on Topic 855, Subsequent Events. This update details amendments to certain recognition and disclosure requirements. It requires entities to evaluate subsequent events through the date that the financial statements are issued. The amendments remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements through which subsequent events have been evaluated. Amendments in this update are effective upon issuance of the Update.

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

h) Recently Issued Accounting Pronouncements and Developments
Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company’s consolidated financial position, results of operations and disclosures.

Variable Interest Entities

In June 2009, the ASC 810 guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in variable interest entity (a ‘‘VIE’’). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics:

(i)	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

(ii)	The obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

Olympus Pacific Minerals Inc.

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

END OF NOTES TO FINANCIAL STATEMENTS