Form 20-F
period 2011-12-31
OLYMPUS PACIFIC MINERALS INC
filed 2012-03-30
CIK 1164099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Title of each class                                                    Name of each exchange on which registered

None                                                                           N/A

Securities to be registered pursuant to Section 12(g) of the Act:                                                                                                           common shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  380,642,907

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
Large accelerated file [  ]     Accelerated file [  ]     Non-accelerated file [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:

U.S. GAAP [   ]      International Financial Reporting Standards as issued                                                                                Other [   ]
                                  By the International Accounting Standards Board [ X]

If “Other” has been checked in response to the previous question, indicate by check mark which  financial statement item the registrant has elected to follow.
 [   ] Item 17   [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes [  ]      No [X ]

Table of Contents

GLOSSARY	iii
Cautionary Note Regarding Forward-Looking Information vii
ITEM 1:	Identity of Directors, Senior Management and Advisers	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
3A.	Selected Financial Data	1
3B.	Capitalization and Indebtedness	3
3C.	Reasons for the Offer and Use of Proceeds	3
3D.	Risk Factors	3
ITEM 4:	Information on the Company	12
4A.	History and Development of the Company	12
4B.	Business Overview	19
4C.	Organizational Structure	24
4D.	Property, Plant and Equipment	24
ITEM 4A:	Unresolved Staff Comments	73
ITEM 5:	Operating and Financial Review and Prospects	73
5A.	Operating Results	74
5B.	Liquidity and Capital Resources	81
5C.	Research and development, patents and licenses, etc.	81
5D.	Trend Information	82
5E.	Off-Balance Sheet Arrangements	82
5F.	Tabular Disclosure of Contractual Obligations as at December 31, 2011	82
ITEM 6:	Directors, Senior Management, and Employees	83
6A.	Directors and Senior Management	83
6B.	Compensation	87
6C.	Board Practices	93
6D.	Employees	95
6E.	Share Ownership	96
ITEM 7:	Major Shareholders and Related Party Transactions	98
7A.	Major Shareholders	98
7B.	Related Party Transactions	99
7C.	Interests of Experts and Counsel	99
ITEM 8:	Financial Information	100
8A.	Consolidated Statements and Other Financial Information	100
8B.	Significant Changes	100
ITEM 9:	The Offer and Listing	101
9A.	Offer and Listing Details	101
9B.	Plan of Distribution	103
9C.	Markets	103
9D.	Selling Shareholders	103
9E.	Dilution	103
9F.	Expenses of the Issue	103
ITEM 10:	Additional Information	103
10A.	Share Capital	103
10B.	Memorandum and Articles of Association	104
10C.	Material Contracts	104
10D.	Exchange Controls	105

-i-

10E.	Taxation	106
10E.1.	Certain Canadian Federal Income Tax Consequences – General	106
10E.2.	Dividends	106
10E.3.	Disposition of Common Shares	107
10E.4.	United States Taxation	107
10F.	Dividends and Paying Agents	112
10G.	Statements by Experts	112
10H.	Documents on Display	112
10I.	Subsidiary Information	113
ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	113
ITEM 12:	Description of Securities other than Equity Securities	113
ITEM 13:	Defaults, Dividend Arrearages and Delinquencies	114
ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	114
ITEM 15:	Controls and Procedures	114
ITEM 16:	[RESERVED]	116
ITEM 16A.	Audit Committee Financial Expert	116
ITEM 16B.	Code of Ethics	116
ITEM 16C.	Principal Accountant Fees and Services	116
ITEM 16D.	Exemptions From the Listing Standards for Audit Committees	117
ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	117
ITEM 16F.	Change in Registrant’s Certifying Accountant	118
ITEM 17:	Financial Statements	119
ITEM 18:	Financial Statements	119
ITEM 19:	Exhibits	119
19A.	Financial Statements	119
19B.	Exhibits	119
SIGNATURES		1

-ii-

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
Form 43-101F1
technical report issued pursuant to Canadian securities rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. Form 43-101F1 is prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.  Form 43-101F1 sets out specific requirements for the preparation and contents of a technical report.

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

-iii-

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

pre-feasibility study
a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining methods, in the case of underground mining, or the pit configurations, in the case of an open pit, has been established, where  effective methods of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant

-iv-

factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.
probable reserve (Canadian definition)
the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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

qualified person
an individual who is an engineer or geoscientist with a university degree or equivalent accreditation and at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and any technical reports; and is a member or licensee in good standing of a professional association.

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

-v-

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

-vi-

Cautionary Note Regarding Forward-Looking Information

This report contains certain forward-looking statements relating to, but not limited to, management’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “anticipate”, “project”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but is not limited to, statements regarding:

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

•           financing needs, the availability of financing on acceptable terms or other sources of funding, if needed; and

•           the timing of additional tests, feasibility studies and environmental or other permitting

Forward-looking statements should not be construed as guarantees of future performance. The forward-looking statements contained herein are based on our management’s current expectations, estimates, assumptions, opinion and analysis in light of its experience that, while considered reasonable at the time, may turn out to be incorrect or involve known and unknown risks, uncertainties and other factors  that are inherently subject to a number of business and economic risks and uncertainties and contingencies that could cause actual results to differ materially from any forward-looking statement.  .   Forward-looking statements involve significant known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following:

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

•           the ability to obtain financing on favourable terms or at all;

•           inflation;

•           changes in currency exchange rates;

•           fluctuations in commodity prices;

-vii-

•           delays in the development of projects; and

•           other risks that we set forth in our filings with the SEC and other applicable securities regulatory authorities from time to time and available at www.sedar.com or www.sec.gov/edgar.

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

-viii-

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3:	KEY INFORMATION

3A.	Selected Financial Data

The following is selected financial data of Olympus Pacific Minerals Inc. (together with its consolidated subsidiaries, the “Company”, “Olympus” or “we”, “us”, “our” or similar identifying terminology), expressed in United States dollars, for the fiscal years ended December 31, 2011 and 2010, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for fiscal years ended December 31, 2009, 2008 and 2007, which differ substantially from United States generally accepted accounting principles (“US GAAP”).   The Consolidated Financial Statements for the fiscal years ended December 31, 2011 and 2010 comply with IFRS as published by the IASB. For a description of the differences between Canadian GAAP and US GAAP, and how these differences could affect the Company’s financial statements, please see Note 19 to the audited financial statements for the years ended December 31, 2010, 2009 and 2008 which are included in Item 19 of the Company's 2010 20-F Annual Report dated June 7, 2011. Note 19 to the audited financial statements for the years ended December 31, 2010, 2009 and 2008 is incorporated by reference herein. This reconciliation is not required for financial statements prepared under IFRS, and accordingly has not been prepared for the fiscal years ended December 31, 2011 and 2010.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report on Form 20-F.

Table No. 1:	Selected Financial Data

	Year Ended December 31, 2011 Audited	Year Ended December 31, 2010 Audited
AMOUNTS IN ACCORDANCE WITH IFRS
Revenue	47,976,630	35,986,013
Income (Loss) for the Period	1,644,898	-12,773,072
Basic Earnings (Loss) Per Share	0.003	-0.042
Diluted (Loss) Per Share	0.003	-0.042
Dividends Per Share	Nil	Nil
Period-End Shares	380,593,907	365,510,797

Cash	8,730,248	4,105,325
Working Capital	3,210,632	3,618,445
Mine Properties	37,896,565	39,197,779
Deferred Exploration Expenditure	16,556,101	10,661,320
Deferred Development Expenditure	23,236,944	21,064,312
Long-Term Liabilities	47,257,310	41,325,266
Capital Stock	135,846,955	129,903,856
Non-Controlling Interest	5,920,409	5,682,771
Shareholders’ Equity	71,524,794	65,227,594
Total Assets	145,252,174	123,192,405

(US$)	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
	Audited	Audited	Audited
AMOUNTS IN ACCORDANCE WITH CANADIAN GAAP
Revenue	16,400,740	7,275,324	6,509,318
Income (Loss) for the Period	-9,346,892	-20,200,995	-5,031,456
Basic & Diluted Earnings (Loss) Per Share	-0.038	-0.087	-0.025
Dividends Per Share	Nil	Nil	Nil
Period-End Shares	268,458,779	232,423,101	232,377,011
Cash	5,718,725	4,161,735	27,144,487
Working Capital	7,400,950	5,424,272	25,806,600
Mineral Properties	7,203,352	7,810,307	9,998,806
Deferred Development and Exploration	25,049,053	26,067,847	22,105,147
Long-Term Liabilities	770,010	1,046,883	734,907
Capital Stock	97,318,003	88,904,501	88,360,218
Non-Controlling Interest	-444,043	Nil	Nil
Shareholders’ Equity	48,314,083	48,940,283	50,766,055
Total Assets	54,024,268	54,282,352	55,255,384

AMOUNTS IN ACCORDANCE WITH US GAAP	Year Ended December 31, 2009 Audited	Year Ended December 31, 2008 Audited	Year Ended December 31, 2007 Audited
Net Comprehensive (Loss)	-8,056,464	-20,957,186	-10,440,892
Income (Loss) Per Share – Basic & Diluted	-0.03	-0.05	-0.08
Mineral Properties	7,172,729	7,779,684	9,960,619
Deferred Development and Exploration	4,797,776	3,545,531	Nil
Non-controlling Interest	-339,358	Nil	Nil
Shareholders’ Equity	27,967,401	26,313,898	28,541,936
Total Assets	33,677,586	32,655,967	33,031,265

In this Annual Report on Form 20-F, unless otherwise specified, all dollar amounts are expressed in United States dollars.

3B.	Capitalization and Indebtedness

     Not applicable

3C.	Reasons for the Offer and Use of Proceeds

     Not Applicable.

3D.	Risk Factors

The Company faces significant risk factors and uncertainties associated with its business and its industry, similar to those faced by other exploration and development companies in Southeast Asia, including the following general description of material risk factors:

Not all of the Company’s mineral properties contain a known commercially mineable mineral deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as depth, grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

The Company’s resources and reserves estimates are subject to uncertainty. The Company’s mineral resources and mineral reserves are estimates based on a number of assumptions, any adverse changes in which could require the Company to lower its mineral resource and mineral reserve estimates. There is no certainty that any of the mineral resources or mineral reserves disclosed by the Company will be realized or that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that reserves can be mined or processed profitably. Until a deposit is actually mined and processed, the quantity and grades of mineral resources and mineral reserves must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in the quantity of mineral resources or mineral reserves, grade or stripping ratio may affect the economic viability of the Company’s properties. There can also be no assurance that any discoveries of new reserves will be made. Any material reductions in estimates of mineral resources or mineral reserves could have a material adverse effect on the Company’s results of operations and financial condition. This risk may be particularly acute with respect to the Bong Mieu Central Gold Mine where the Company conducted a limited amount of drilling before making its decision to commence production.

The Company may not meet key production or other cost estimates. A decrease in the amount of or a change in the timing of the mineral production outlook for the Company may impact the amount and timing of cash flow from operations. The actual impact of such a decrease of cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to, as applicable, reduce debt levels and fund operating and exploration activities, which may require additional financing to fund capital expenditures in the future. The level of production and capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the Company’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, the current estimates. In particular, the Bong Mieu Central Gold Mine was put into production without a full feasibility study.  Instead, the Company prepared a pre-feasibility study, which can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, production estimates in respect of the Bong Mieu Central Gold Mine may be even less reliable. If actual results are less favourable than the Company currently estimates, the Company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The Company is subject to various risk associated with its mining operations. By its nature, the business of mineral exploration, project development, mining and processing, contains elements of significant risks and hazards. The continuous success of the Company’s business is dependent on many factors including, but not limited to:

•	discovery and/or acquisition of new ore reserves;

•	securing and maintaining title to tenements and obtaining necessary consent for exploration and mining;

•	successful design and construction of mining and processing facilities;

•	successful commissioning and operating of mining and processing facilities; and

•	the performance of the technology incorporated into the processing facility.

Specifically, the Company placed the Bong Mieu Central Gold Mine into production based on a pilot plant and bench scale testing.  There can be no assurance that mineral or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production and the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.

The Company is dependent upon its ability to raise funds in order to carry out its business:  Mining operations, exploration and development involve significant financial risk and capital investment. The operations and expansion plans for the Company may also result in increases in capital expenditures and commitments. The Company may require additional funding to expand its business and may require additional capital in the future for, among other things, the development of the Bau Gold Project which is currently the subject of a feasibility study targeting production commencing in 2014. No assurance can be given that such capital will be available at all or available on terms acceptable to the Company. The Company may be required to seek funding from third parties if internally generated cash resources and available credit facilities are insufficient to finance these activities. In the event that the Company was unable to obtain adequate financing on acceptable terms, or at all, to satisfy its operating, development and expansion plans, its business and results of operations may be materially and adversely affected. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time, the availability of funds from lenders and other factors relating to the Company’s properties and operations.

The Company has debt and may be unable to service or refinance this debt, which could have negative consequences on the Company’s business, could adversely affect its ability to fulfill its obligations under its debt and may place the Company at a competitive disadvantage in its industry: In the first half of 2010 and 2011, the Company incurred indebtedness by way of convertible unsecured notes ("Convertible Notes") and by way of secured redeemable gold delivery promissory notes (“Gold Loan Notes”). The existence of this debt could have negative consequences for the Company. For example, it could:

•	increase the Company’s vulnerability to adverse industry and general economic conditions;

•
require the Company to dedicate a  material portion of cash flow from operations to make scheduled principal or interest payments on the debt, thereby reducing the availability of its cash flow for working capital, capital investments and other business activities;

•	limit the Company’s ability to obtain additional financing to fund future working capital, capital investments and other business activities;

•	limit the Company’s flexibility to plan for, and react to, changes in its business and industry; and

•	place the Company at a competitive disadvantage relative to less leveraged competitors.

Servicing the Company’s debt requires an allocation of cash and the Company’s ability to generate cash flow may be adversely affected by factors beyond its control: The Company’s business may not generate cash flow in an amount sufficient to enable it to pay the principal of, or interest on, its indebtedness or to fund other liquidity needs, including working capital, capital expenditures,  project development efforts, strategic acquisitions, investments and alliances and other general corporate requirements. The Company’s ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.  As such, the Company is faced with the risk that (i) the Company’s business will generate sufficient cash flow from operations or (ii) future sources of funding will be available to the Company in amounts sufficient to enable it to fund its capital needs.

If the Company cannot fund its capital needs, it will have to take actions such as reducing or delaying capital expenditures, project development efforts, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing its debt; or seeking additional equity capital.  The Company cannot provide assurnace that any of these measures could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit the Company to meet its scheduled debt service obligations.

Restrictive covenants in the agreements governing the Company’s indebtedness restrict its ability to operate its business:  The  documentation governing the Convertible Notes and the Gold Loan Notes contain covenants that restrict the Company’s ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of the Company’s assets.  A breach of any of these covenants could result in a default thereunder, which could allow the noteholders  or their representative  to increase the interest rate payable and/or declare all amounts outstanding thereunder immediately due and payable.  If the Company is unable to repay outstanding borrowings when due, the lenders and the collateral agent under the  Gold Loan Notes  and related agreements have the right to proceed against the collateral granted thereunder, including  the shares in the Company’s subsidiary holding companies which control the Bong Mieu and Phuoc Son projects and the loans owed to the Company by BMGMC and PSGC.  The Company may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on it by the restrictive covenants under its indebtedness.

The Company has entered into certain derivative arrangements which may not obtain their intended result. The Company has embedded derivative instruments in its debt finance on the Convertible Notes and the Gold Loan Notes. The use of such instruments involves certain inherent risks including credit risk, market liquidity risk and unrealized mark-to-market risk. Initially, The Company does not have any other hedging agreements in place but may enter into additional contracts from time to time. While hedging activities may protect the Company in certain circumstances, they may also cause it to be unable to take advantage of fluctuating market prices, and no assurances are given as to the effectiveness of the Company’s current or future hedging policies.

The Company will not be able to insure against all possible risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution, political risk or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

The Company is subject to commodity price fluctuations.  If the price of gold declines, the Company’s properties may not be economically viable: The Company’s revenues are, and are expected to be for the foreseeable future in large part derived from the extraction and sale of precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

The Company may not be able to compete with other mining companies for mineral properties, financing, personnel and technical expertise:  The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, financing, personnel and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for its operations or attract and retain mining experts.  The Company’s inability to effectively compete could substantially impair its results of operations.

If the Company does not comply with all applicable regulations, it may be forced to halt its business activities:  The activities the Company engages in are subject to various laws in the different jurisdictions in which the Company operates governing, among other matters, land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances and mine safety. The Company may not be able to obtain all necessary licenses and permits required to carry out the exploration, development or mining of the projects. Unfavourable amendments and/or back-dating of changes to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities which could cause investors to lose their investment.

Non-compliance with environmental regulation may hurt the Company’s ability to perform its business activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in these jurisdictions and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, or changes in its interpretations, possibly backdated, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

Land reclamation requirements for exploration properties may be burdensome and may divert funds from the Company’s exploration programs:  Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance.  Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on the Company in connection with its mineral exploration, the Company must allocate financial resources that might otherwise be spent on further exploration programs.

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

If the Company is unable to obtain and keep in good standing certain licenses and permits, it will be unable to explore, develop or mine any of its property interests: The current and future operations of the Company require licenses and permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, use of explosives, land use, surface rights, environmental protection, safety and other matters, and are dependent upon the grant, or as the case may be, the maintenance of appropriate licenses, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations. The maintaining of tenements, obtaining renewals, or getting tenements granted, often depends on the Company being successful in obtaining required statutory approvals for its proposed activities and that the licenses, concessions, leases, permits or consents it holds will be renewed as and when required. There is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. There can be no assurance that the Company will be able to obtain or maintain all necessary licenses or permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

If the Company does not make certain payments or fulfill other contractual obligations, it may lose its option rights and interests in its joint ventures: There is a risk that the Company may be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures on properties material to the Company could have a material adverse effect on the Company.

Title to the Company’s assets can be challenged or impugned, which could prevent the Company from exploring, developing or operating at any of its properties: There is no guarantee that title to concessions will not be challenged or impugned to the detriment of the Company. In Malaysia, Vietnam and the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. For example, in Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

Political and economic instability in the jurisdcitions in which the Company operates could make it more difficult or impossible for the Company to conduct its business activities: The Company’s exploration, development and operation activities occur in Malaysia, Vietnam, the Philippines and Australia. As such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render its properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restrictions on repatriation of earnings, royalties and duties, income taxes, nationalization of properties or businesses, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known how they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in Malaysia and the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

Vietnamese tax laws are open to interpretation and, with Respect to mining and refining, there are no clear precedents to properly guide the Company’s tax policies:  Management considers that the Company has made adequate provision for tax liabilities to the Vietnamese national, provincial and local authorities based on correspondence with such authorities, and on external advice received.  However, because Vietnam’s tax laws, especially with respect to mining and refining, are evolving and open to interpretation, there is a risk that material additional and/or back-dated taxes and penalties may be levied on the Company, which could adversely impact its results of operations.

Exchange rate and interest rate fluctuations may increase the Company’s costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollar and the US Dollar, Malaysian Ringgit, Vietnamese Dong and Australian dollar.  Exchange rate fluctuations affect the costs of exploration and development activities that the Company incurs in United States dollar terms.  The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

The Company’s stock price could be volatile:  The market price of the Company’s common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline in the market price of the Company’s common shares and results in the need to revalue derivative liabilities.

In the U.S., the Company’s common shares Are “Penny Stock” which imposes significant restrictions on broker-dealers recommending the stock for purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. For so long as the Company’s common shares are subject to these penny stock rules, these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the common shares and investors may be unable to sell their shares at prices considered reasonable by them.

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

In the event that key employees leave the Company or its subsidiaries, the Company would be harmed since it is heavily dependent upon them for all aspects of the Company’s activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s business and results of operations.  The Company has consulting agreements with the

Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Operating Officer, Chief Information Officer and Chief Commercial Officer.

Management may be subject to conflicts of interest due to their affiliations with other resource companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests may be in conflict with the interests of the Company. Because of their activities, situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of its officers’ and/or directors’ conflicts, this would reduce the Company’s opportunities to increase its future profitability and revenues.  In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of its officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests which would reduce the Company’s opportunities to increase its future revenues and income.  Any material potential conflicts of interest is directed to the Company’s board of directors and are resolved on a case by case basis in accordance with applicable Canadian law. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in applicable laws. Nevertheless, potential conflicts of interests could deny the Company access to important corporate opportunities.

Future sales of common shares by existing shareholders could decrease the trading price of the common shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

The profitability of the Company’s operations and the cash flow generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel:  Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. We have no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

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

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects not viable.

Inflation may have a material adverse effect on the Company’s operational results: Most of the Company’s operations are located in countries that have experienced high rates of inflation during certain periods.  Since the Company is unable to influence the market price at which it sells gold, it is possible that significantly higher future inflation in the countries in which the Company operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon the Company’s results of operations and its financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalized at higher cost mines.

Mining companies such as the Company are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate: As a result of public concern about the perceived ill effects of economic globalization, businesses generally and multinational corporations such as the Company face increasing public scrutiny of their activities.  These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressure tends to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment.  The Company’s failure to adequately perceive and address these pressures could lead to reputational damage, legal suits and social spending obligations.

In addition, the location of mining operations often coincides with the location of existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid any such impact, modifying mining plans and operations, or relocating the relevant people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community.  The Company is subject to the above factors at its mining and exploration sites.  The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon the Company’s results of operations.

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

Operations in Vietnam

On February 26, 1997, as subsequently amended on August 18, 1997, the Company entered into an agreement with Ivanhoe Mines Limited (formerly Indochina Goldfields Ltd., “Ivanhoe”) and Zedex Ltd. (formerly Iddison Group Vietnam Limited, Iddison Holdings Limited, Iddison Limited and IT Capital Limited, with the agreement being referred to herein as the “Ivanhoe Agreement”).  Pursuant to the Ivanhoe Agreement, which closed on September 11, 1997, the Company acquired from Ivanhoe all of the shares of Formwell Holdings Limited (“Formwell”), which holds 100% of  the shares of Bong Mieu Holdings Limited, which in turn holds 80% of the shares of Bong Mieu Gold Mining Company Limited (“Bogomin”).  Bogomin, together with then local and national branches of the government of the Socialist Republic of Vietnam, holds various mining and exploration licenses comprising the Bong Mieu gold property and the Tien Ha properties in Quang Nam - Da Nang Province in the Socialist Republic of Vietnam. Refer to Item 4D for further details on the Bong Mieu Gold Property.

Also in September 1997, the Company acquired an interest in the Phuoc Son Gold Property by entering into a joint venture agreement with Ivanhoe and Zedex Ltd., regarding a joint venture company, New Vietnam Mining Corporation (“NVMC”), which holds an 85% interest in the Phuoc Son Gold Property.  Initially, NVMC was comprised of the Company (57.18%), Ivanhoe (32.64%) and Zedex Ltd. (10.18%) with the Company as the operator of the project.

In 2003, NVMC, entered into a joint venture agreement with Mien Trung Industrial Company (“MINCO”), a mining company then controlled by the local provincial government, resulting in the formation of the Phuoc Son Gold Company Limited (“PSGC”) for the purposes of exploration and extraction activities and any other related activities. MINCO currently owns 15% of PSGC.  Refer to Item 4D for further details on the Phuoc Son Gold Property.

On March 1, 2004, the Company entered into a Vend-in Agreement and, on June 21, 2004, an Extension of Vend-in Agreement, with Ivanhoe and Zedex Ltd. (the “Vendors”) to acquire the remaining 42.82% interest held by the Vendors in NVMC.  The sale was concluded in June 2004, resulting in the Company owning 100% of NVMC.

The Company commenced production at the Bong Mieu Gold Property with the construction  of the Bong Mieu Central Gold Mine (Ho Gan) which was completed in 2006.   The Bong Mieu Underground project was subsequently placed into commercial production on April 1, 2009.

Following the receipt by the Company on March 26, 2008 of a positive independent feasibility study, the Company determined to construct a plant at the Phuoc Son Gold Property.   The Company partially funded the plant construction by the treatment of high-grade ore from Phuoc Son’s Dak Sa deposit at the Bong Mieu gold processing plant on a toll treatment basis.

In March 2010, the Company obtained private placement funding of CAD$12,750,000.  The net funds were used towards the establishment of the Phuoc Son processing plant.  The financing was in the form of nine percent unsecured convertible promissory notes which mature on March 26, 2014. During 2011, holders of 665,050 convertible notes exercised their option to convert them to equity resulting in the issuance of 1,361,371 common shares. The holders are entitled to convert the notes and any accrued interest owing at a conversion rate of CAD$0.42 per common share.  During the period January 1, 2012 to March 15, 2012, no holders of convertible notes exercised their option to convert them to equity.

In June 2010, the Company obtained further private placement funding of US$21,960,000. The net proceeds also were used towards the construction of the Phuoc Son processing plant and for general exploration and corporate purposes. The financing was in the form of gold delivery notes which mature on May 31, 2013, bear interest at a rate of eight percent and obligate the Company to physically deliver gold in six semi-annual increments.

The Phuoc Son gold plant was commissioned in June 2011, has been in commercial production since July 1, 2011 and achieved full scale processing in the fourth quarter, 2011. The principal capital expenditures relating to the new Phuoc Son plant include infrastructure, machinery and equipment and buildings, which total $27M .

Effective January 1, 2011, the Vietnamese government imposed a 10% gold export tax.  As a result, the Company refines all gold from the Company’s Vietnam mines in Vietnam to 99.99 gold, pursuant to an agreement with a local Vietnamese refinery, which enables the Company to export gold from Vietnam without incurring the export tax.

Operations in Malaysia

The Company’s initial interest in North Borneo Gold Sdn Bhd (a Malaysian entity, hereinafter referred to as “NBG”) came about as a result of the Company’s amalgamation with Zedex Minerals Limited (“Zedex”) on January 12, 2010.  NBG is governed by a joint venture agreement between the Company and a local Malaysian company and is the operator of the Bau Gold Project.

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. This goldfield has been operating since 1864, with estimated historic gold production of approximately 3 million oz. gold and recorded production of 1.5 million oz. of gold.

On September 30, 2010 (as amended on May 20, 2011 and further amended on January 20, 2012), the Company entered into an agreement to acquire a further 43.50% interest in NBG.  The settlement is to be paid in several tranches as set out below and will bring the Company’s effective interest to 93.55% by January 2014. The Company’s effective interest in NBG as of March 30, 2011 was 83.25%.

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company's Effective Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/20/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	1/21/2014	14,250	93.55%

			108,750	93.55%

In September 2011, the Company moved the Bau project into feasibility phase with the objective of a favourable development decision targeting stage one production of at least 100,000 oz of gold per annum by 2014. The feasibility study is focussed on initial development of the Jugan deposit, a near surface gold deposit that outcrops as a low hill towards the northeast end of the Bau Central gold trend. Exploration, mining feasibility and environmental studies are now in progress to further expand the resource base, determine the best development route and examine the issues involved in developing multiple deposits in a sequential manner.

In addition, in 2011, upgraded sample processing facilities and an independent on-site assay laboratory were estabslihed.

Operations in the Philippines

On September 30, 2011, the Company entered into a formal joint venture agreement (the “Capcapo Joint Venture Agreement”) with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company)

(“KMC”), and PhilEarth Mining Corporation (a Company in the process of incorporation and in which the Company will hold a 40% interest, hereinafter referred to as “PhilEarth”) in respect of the Capcapo Gold Property, Northern Philippines.

Pursuant to the terms of the Capcapo Joint Venture Agreement, the Company, in consortium with PhilEarth, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. Olympus paid to AMIC $300,000 upon the signing of the joint venture agreement, is required to pay a further $400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

STAGE	EXPECTED EXPENDITURES USD	PAYMENT DUE UPON COMPLETION OF THE STAGE USD
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	N/A

In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Property or 6% of the annual profit of the joint venture corporation.

Finally, Olympus is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. A specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has already been achieved. The milestone payment to AMIC consists of a payment of $2,000,000 and the issuance of 2,000,000 common shares of the Company or common shares having a market value of $5,000,000, whichever is of lesser value.

The Capcapo Gold Property Property consists of a Mineral Production Sharing Agreement No. 144-99-CAR (“MPSA 144”), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which is expected to form the subject of a renewal Exploration Permit Application (“EXPA”).

The Capcapo Joint Venture Agreement replaced a Memorandum of Agreement and Supplement to Memorandum of Agreement dated November 23, 2006 among the Company, AMIC and Jabel.

On May 31, 2007, the Company registered KMC, a Philippine corporation, with the Republic of the Philippines Securities and Exchange Commission. KMC is 100% beneficially owned by the Company.  Kadabra will hold the Company’s 40% interest in the joint venture and is used to track expenditures by the Company on the joint venture.

The Company is in the process of co-ordinating a community consultation program in accordance with Philippine laws as part of a formal program of obtaining the Free, Prior and Informed

Consent of affected indigenous peoples in the area, undertaken in conjunction with the National Commission on Indigenous Peoples. All efforts in the Capcapo area have concentrated on obtaining community approval which is required before any further exploration can continue.  No further work will be undertaken at the project until this issue is resolved.

Total cumulative spending on this project as at December 31, 2008 was $865,779 which was capitalized to deferred exploration.  As at December 31, 2008 the full $865,779 of capitalized deferred exploration expenditure was written off.  Management considered this to be a prudent measure given the delays in recommencing exploration activity and the economic uncertainty of world markets at the time.  Refer to Item 3D for list of risk factors. Spending on this project was minimal in 2009 and 2010 and has been expensed. In 2011, exploration expenditure of $561,839 has been expensed due to the fact that the Company does not yet have unencumbered access to the property. Future spending on the property will be expensed until such time as the Company gains unencumbered access to the Capcapo Gold Property at which point it will be capitalized.

Operations in Laos and Cambodia

The Company continues to investigate prospective areas in Laos and Cambodia, but to date no formal agreements have eventuated.

Other Historical Matters

On April 3, 2006, the Company’s common shares commenced trading on the Toronto Stock Exchange (the “TSX”) in Canada under the symbol “OYM”.  On March 6, 2008, the Company’s common shares commenced trading on the OTC Bulletin Board in the United States under the symbol “OLYMF”. Effective February 5, 2010, the Company’s shares commenced trading on the Australian Securities Exchange under the symbol “OYM”. The Company’s common shares were delisted from the OTC Bulletin Board and began trading on the OTCQX effective October 31, 2011 under the symbol “OLYMF”.

On November 10, 2009, the Company announced its intention to merge with Zedex.  On January 12, 2010, the Company and Zedex amalgamated.  Under the terms of the merger, Zedex’s shareholders received one share of the Company for every 2.4 Zedex shares owned, resulting in an issuance on January 25, 2010 of 54,226,405 new common shares in Olympus and the distribution to holders of Zedex shares, on a prorata basis, of the 65,551,043 common shares of Olympus owned by Zedex.  Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus.  Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President, Commercial for Olympus. Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice President, Finance for Olympus.  All costs associated with the amalgamation were expensed during the 2009 fiscal year, these being recorded in professional and consulting fees in the consolidated statement of operations and comprehensive loss. On January 12, 2010, the Company issued 4,395,835 options to former Zedex option holders in partial consideration of the amalgamation of Zedex and Olympus.

In October 2010, the Company issued 37,000,000 common shares at AUD$0.45 per share, for gross proceeds of $16,291,697 and net proceeds of $15,548,141.  Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

On March 29, 2011, the Company completed an AUD$5.6 million private placement. The private placement was for 14,000,000 common shares to be held in the form of CHESS Depository Interests (“CDI”) at a price of AUD$0.40 per CDI. Olympus paid a capital-raising fee of 5% to Patersons Securities Limited, the lead manager for the placement.

On May 6, 2011, the Company closed a private placement financing of US$14.6 million of four-year 8% unsecured and redeemable notes convertible into common shares at US$0.51 per common share (the “2011 Notes”) and including warrants exercisable to acquire common shares at CAD$0.55 based on a one share and half warrant equivalent structure.

A similar private placement of CAD$15 million of 8% unsecured and redeemable notes convertible at CAD$0.50 per common share and including warrants exercisable to acquire common shares at CAD$0.55 closed May 5, 2011.  Euro Pacific Capital Inc. acted as the exclusive sole placement agent on both private placements.  Proceeds of both private placements provided Olympus with the necessary funds to advance its development, exploration, and acquisition plans in Vietnam, Malaysia, and the Philippines.

The Company’s registered and records office is located at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, Canada.  Its telephone number is (416) 572-2525.

Capital Expenditures

The table below shows the historical capital balances, in United States dollars:

Capital Assets, Advances on Capital
Assets, Mine Properties and Deferred
As at December 31	Exploration and Development Costs
2009	41,683,143
2010	102,934,415
2011	115,571,472

Amalgamation with Zedex

On January 12, 2010, the Company and Zedex amalgamated. Total consideration for the amalgamation amounted to US$15,206,478. The purchase consideration was settled by way of share issue. The shares were not issued until January 25, 2010.

The properties acquired as a result of the Zedex amalgamation were the Bau Property in East Malaysia, the Tien Thuan Property in Central Vietnam and the GR Enmore Property in New South Wales, Australia.

The purchase consideration was allocated as follows:

USD
Current assets
Cash	45,643
Accounts receivable and prepaid expenses	158,997
Non-current assets
Property, plant and equipment	86,759
Mineral properties	33,159,770
Current liabilities
Accounts payable and accrued liabilities	(1,626,168)
Non-current liabilities
Future income tax liability	(6,707,733)
25,117,268
Other elements of consideration
Amounts attributable to non-controlling interests	(9,910,790)
Total consideration	15,206,478

The table below shows the mine properties and deferred exploration and development costs by the Company at December 31, in United States dollars:

	Mine Properties			Deferred Exploration and Development Costs
December 31	2011	2010	2009	2011	2010	2009
Bong Mieu Gold Mining Co	$3,220,670	$3,220,670	$3,219,595	$20,300,410	$15,961,046	$11,271,665
Phuoc Son Gold Co	4,995,064	4,995,064	4,993,450	25,409,263	19,582,686	15,465,134
North Borneo Gold	31,276,437	31,276,437	-	7,526,402	2,267,174	-
Binh Dinh NZ Gold Co	1,333,333	1,333,333	-	756,674	535,828	-
GR Enmore	550,000	550,000	-	-	-	-
Kadabra Mining Corp	-	-	-	-	-	-
	41,375,504	41,375,504	8,213,045	53,992,749	38,346,734	26,736,799
Accumulated amortization	-3,478,939	-2,177,727	-1,009,693	-14,199,704	-6,621,100	-1,687,746
Total	$37,896,565	$39,197,777	$7,203,352	$39,793,045	$31,725,634	$25,049,053

The table below shows the property, plant and equipment of the Company as at December 31, in United States dollars:

	December 31, 2011			December 31, 2010			December 31, 2009
	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book
		Depreciation	Value		Depreciation	Value		Depreciation	Value
Buildings (1)	$2,961,812	$1,074,037	$1,887,775	$976,993	$803,136	$173,857	$917,564	$605,271	$312,293
Leasehold improvements	141,404	129,201	12,203	125,821	114,923	10,898	123,433	104,234	19,199
Machinery & equipment (1)	28,349,882	9,928,627	18,421,255	12,292,843	6,047,774	6,245,069	9,060,946	3,883,501	5,177,445
Office equipment, furniture & fixtures	1,614,970	1,029,664	585,306	1,504,391	942,896	561,495	987,863	719,380	268,483
Vehicles	438,652	381,121	57,531	439,589	349,365	90,224	370,251	307,426	62,825
Infrastructure (1)	20,337,058	5,138,090	15,198,968	4,732,912	2,902,757	1,830,155	4,422,529	1,831,897	2,590,632
Capital assets in progress	775,077	-	775,077	21,737,979	-	21,737,979	999,861	-	999,861
Total	$54,618,855	$17,680,740	$36,938,115	$41,810,528	$11,160,851	$30,649,677	$16,882,447	$7,451,709	$9,430,738

(1): Included in the net carrying value of buildings, plant & equipment and infrastructure at December 31, 2011 were capitalized interest and borrowing costs of $4,417,315 in relation to the new Phuoc Son plant, which was under construction and placed into commercial production on July 1, 2011.

On September 30, 2010, as amended on May 20, 2011 and further amended on January 20, 2012, the Company entered into an agreement to acquire a further 43.50% interest in NBG, which is the owner of the Bau property. The settlement is to be paid in several tranches as set out below and will bring the Company’s effective interest to 93.55% by January 2014:

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company's Effective Holding
Tranche 1	$7,500,000	30/09/2010	31,250	62.55%
Tranche 2	$7,500,000	30/10/2010	31,250	75.05%
Tranche 3a	$6,000,000	20/05/2011	13,700	80.53%
Tranche 3b	$3,000,000	20/01/2012	6,800	83.25%
Tranche 3c	$2,000,000	28/01/2013	4,500	85.05%
Tranche 4a	$3,000,000	13/09/2013	7,000	87.85%
Tranche 4b	$6,000,000	21/01/2014	14,250	93.55%

			108,750	93.55%

4B. Business Overview

General

Olympus Pacific Minerals Inc. is an international mining exploration, development and production company focused on the mineral potential of Southeast Asia.  Olympus is focussed on its two producing gold mines in Central Vietnam, an advanced exploration property in East Malaysia that is currently the subject of a feasibility study and an early stage exploration property in the Northern Philippines.

Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies, PSGC and Bogomin, and maintains an office in Danang in central Vietnam.  In January 2010 the Company acquired by merger with Zedex, NBG which operates the Bau Gold Project near Kuching in East Malaysia, Binh Dinh New Zealand Gold Company Limited which operates the Tien Thuan Gold Project near Qui Nhon in Central Vietnam and GR Enmore Pty Ltd, which operates a Gold Project in New South Wales Australia. In September 2011, the Company signed the Capcapo Joint Venture Agreement in respect of the Capcapo Gold Prospect, Northern Philippines, superseding a memorandum of agreement entered into in November 2006.

The Company’s two most advanced properties, covered by investment certificates, are the Phuoc Son Gold Property and the Bong Mieu Gold Property.  Both properties are located in central Vietnam along the Phuoc Son-Sepon Suture.   The Bong Mieu and Phuoc Son Gold properties are approximately 74 kilometres apart. Proven and probable reserves exist for the Bong Mieu Central Gold Mine and for the Phuoc Son Dak Sa area.

The Bong Mieu Central plant was commissioned in April 2006 and commercial production started in the fourth quarter of 2006.  The Company poured its first 3.6 kg doré bar on February 15, 2006.  To December 31, 2011 the plant had produced 96,000 ounces of gold.  Plant efficiency has steadily improved with the recent modifications enabling higher gold production per month.  However, the average head grade of the mill feed was lower in 2011 as high grade Phuoc Son ore was processed at the new Phuoc Son plant.

Exploration work to date has resulted in one new significant discovery in the Bong Mieu East area (Thac Trang) as well as a number of new, surface showings.   In addition, further exploration will be required to define the extent of the deposits in several directions.  Based on results of the exploration work completed to date, management believes the potential for additional discoveries and resource expansion at the Bong Mieu Gold Property is positive.  Underground evaluation studies are continuing at the Bong Mieu Underground mine, located within one kilometre of the Bong Mieu Central plant.

The Phuoc Son Gold Property is located in central Vietnam, 74 kilometres from the Bong Mieu Gold Property. The property hosts over 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property.  PSGC has been granted a mining licence by the Government of Vietnam to mine and develop its Dak Sa deposits (north and south deposits).  Exploration work to date has defined the Dak Sa zone, which contains two deposits, North and South Deposits, over a minimum length of approximately five kilometres.  Evaluation of the large Phuoc Son land package continues to reinforce the potential of the overall property to host new deposits which could be mined in conjunction with the Dak Sa operation or have potential to be stand alone deposits.  The Phuoc Son mine was put into commercial production effective October 1, 2009 with ore being processed at the Bong Mieu Central plant on a toll treatment basis. The new plant at the Phuoc Son Gold Property was commissioned in June 2011, has been in commercial production since July 1, 2011 and achieved full scale processing in the fourth quarter, 2011.

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly prospective ground within the historic Bau Goldfield in Sarawak, East Malaysia.  The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.

The Capcapo Gold-Copper Project comprises MPSA 144 which covers 756 Ha. Due diligence studies conducted in 2006 confirmed the presence of potential ore-grade, epithermal, gold-copper mineralization at surface and extending beyond 100m depth. The mineralization is inferred to be related to a classic copper-gold porphyry system at depth. The resumption of exploration currently awaits completion of a community relations programme.

The Tien Thuan Gold Project in Central Vietnam covers about 100 km2 of hilly terrain, encompassing numerous hard rock and alluvial gold occurrences within and peripheral to a large, multiphase intrusive complex of predominantly granitic composition.  Quartz veins extend over 15 km of strike.  Two discrete intrusive featuring veins and disseminated molybdenum mineralization have been discovered.  Geological mapping has revealed outcropping features that are broadly consistent with economically productive circum-pacific porphyry (copper-molybdenum-gold-silver) deposits.

The Enmore Gold Project covers approximately 325 km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licences covering 290 km2 and is earning an 80 percent interest in two exploration licences covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine. Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including: Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.

Description of Mining Industry

Our business is highly speculative.  We are exploring for base and precious metals and other mineral resources.  Ore is rock containing particles of a particular mineral (and possibly other minerals which can be recovered and sold). Mining involves the legal extraction and processing of ore to recover minerals which can be sold at a profit.  Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straight forward.  First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers.  Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which can then be analyzed.  This work is undertaken in staged programs, with each successive stage built upon the information gained in prior stages.  If exploration programs discover what appears to be an area which may be able to be profitably mined, we will focus our activities on determining whether that is feasible, while at the same time continuing the exploratory activities to further delineate the location and size of the potential ore body. Things that will be analyzed by us in making a determination of whether we have a deposit which can be feasibly mined at a profit include:

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

7.           Other costs associated with operations including permitting, community co-operation programs and reclamation costs upon cessation of operations;

8.           The costs of capital;

9.           The costs involved in acquiring and maintaining the property; and

10. The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001 to 2011 ranged from a low of $271 in 2001, to a high of $1,895 in 2011.  At March 15, 2011, the price of gold was $1,647 per ounce1.

Our analysis will rely upon the estimates and plans of geologists, mining engineers, metallurgists and others.

If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

•	seeking to sell the project to third parties;

•	entering into a joint venture with another mining company to mine the deposit; or

•	placing the property into production ourselves.

There can be no assurance that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, other than the Bong Mieu Central, Underground and East areas and the Phuoc Son Dak Sa area which are currently in production, develop a property to production and maintain production activities, either alone or as a joint venture participant.  Furthermore, there can be no assurance that we would be able to sell the property on acceptable terms or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves. Our mining operations are subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation.  For a more complete description of risk factors facing our Company, please see “Item 3D. Risk Factors” of this report.

Regulation of Mining Industry and Foreign Investment in Vietnam

The current Vietnamese mining law was enacted in November 2010 replacing the 1996 mining law as subsequently modified. The new Vietnamese mining law came into effect on July 1, 2011 but is still awaiting a formal decree of implementation. Pursuant to the new legislation, a company exploring and mining precious metals may apply to the licensing authority, the Ministry of Natural Resources & Environment, for exploration and mining licenses. An exploration license provides an exclusive right to conduct advanced exploration over areas defined in the exploration license for an initial 4 year term, after which the exploration license may be renewed for subsequent terms not exceeding four years subject to the requirement to relinquish 30% of the area upon each renewal. Exploration license holders have the right to apply for a mining license at any time up to 6 months after

1 Based upon the Average Spot Price of Gold, London PM fix.

expiry of an exploration license. An approved level of mineral reserves, an environmental impact assessment report, an investment certificate and specified minimum levels of equity are required to support a mining license application.  Investment certificates are issued by the Ministry of Planning and Investment. A mining license provides the right to mine specified minerals for the term of the license which can be no more than 30 years. A mining license can be extended subject to a maximum aggregate duration of the extensions of 20 years.

On January 11, 2007, Vietnam became a full member of the World Trade Organization (“WTO”). After becoming a full member of the WTO, various commitments Vietnam made for joining the WTO became effective.  These commitments impact a number of areas such as tariffs and duties on goods, foreign service providers’ access to Vietnam, foreign ownership, reforms on Vietnam’s legal and institutional set up for trade, foreign exchange, commercial business, trading rights, policy making, duties, restrictions, pricing and export restrictions.  The overall changes were expected to further expand Vietnam’s access to the global economy and facilitate doing business in Vietnam.

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

Regulation of Mining Industry and Foreign Investment in Malaysia

The two main legal instruments that govern activities relating to minerals are the Mineral Development Act, 1994 and the State Mineral Enactment.  The Mineral Development Act came into force in August 1998. The State Mineral Enactment for Sarawak, where the Bau Gold Project is located, is entitled the “Minerals Ordinance, 2004” and was proclaimed into effect on July 1, 2010.

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

Parties may apply for a General Prospecting License or an Exclusive Prospecting License for an initial term of two years (with one renewal period for a further two years). Mining operations require a Mining Lease, or in the case of a Mining Lease where the boundary survey of the area has not been completed, a Mining Certificate. In either case, the maximum term is 21 years.

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

4D.  Property, Plant and Equipment

General

The Company is currently prioritizing its resources towards the production of gold from, and the continued exploration and development of, the Phuoc Son Gold Property and the Bong Mieu Gold Property in Vietnam and towards the feasibility study underway at the Company’s Bau Gold Project in East Malaysia. The Company also intends to dedicate the resources necessary to earn its interest in the Capcapo joint venture, Philippines, as set out in the Capcapo Joint Venture Agreement.  The company maintains small exploration bases at Tien Thuan Gold Project in Vietnam and at Enmore Gold Project in NSW, Australia but is not actively engaged in operations at those sites. The Company has thus diversified its property portfolio over four key projects in three jurisdictions, thus reducing sovereign risk.

In order to acquire, explore and develop its property interests in Vietnam, the Company was required to acquire licenses from the Vietnamese government.  Please refer to Item 4.A of this report for a discussion of the regulation of mining activities in Vietnam.  Following is a schedule of the investment, mining and exploration licenses/certificates the Company, through its subsidiaries or affiliated companies, holds in respect of the Phuoc Son Gold Property and the Bong Mieu Gold Property:

Schedule of Investment Licenses

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	BOGOMIN	Certificate No 331022000008	30 Sq Km	Granted	27/6/08	7.75 years	5/3/2016

2. Phuoc Son	PSGC	IL 2355/GP	70 Sq Km	Granted	8/7/2008	25 years	10/20/2033

Schedule of Mining Licenses

PROJECT	MINE	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	Ho Gan	BOGOMIN	ML592/CNNg	358 Ha	Granted	7/22/92	25 years	7/22/2017
Bong Mieu	Nui Kem	BOGOMIN	ML592/CNNg	358 Ha	Granted	7/22/92	25 years	7/22/2017
Bong Mieu	Ho Ray	BOGOMIN	Proposed new MLA	Not yet defined	Proposed	-	-	-
2. Phuoc Son	Dak Sa Bai Dat	PSGC	ML116/GP-BTNMT	1.00 Ha	Renewal Application	-	-	-
Phuoc Son	Dak Sa Bai Go	PSGC	ML116/GP-BTNMT	0.52 Ha	Renewal Application	-	-	-

Schedule of Exploration Licenses

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Phuoc Son	PSGC	67/GP-BTNMT	28 Sq Km	Renewal Application	-	-	-
Bong Mieu	BOGOMIN	E22125/GP-BTNMT	18.48 Sq Km	Renewal Application	-	-	-

Schedule of Certificates

COMPANY	TYPE OF CERTIFICATE	DATE GRANTED	TERM	EXPIRY DATE
Bong Mieu Gold Mining Company	Gold export certificate	Jan 9, 2012	1 year	Dec 31, 2012
Phuoc Son Gold Mining Company	Gold export certificate	Jan 9, 2012	1 year	Dec 31, 2012
Bong Mieu Gold Mining Company	Land Use Certificate	Oct 9, 1993	25 years	Sep 2017

Schedule of Exploration Tenements (Applications)

PROJECT	E.L. REG. #	REG. HOLDER
1. Phuoc Son	67/GP-BTNMT	PSGMC
2. Bong Mieu	2125/GP BTNMT	BOGOMIN

In order to acquire, explore and develop its property interests in Malaysia, the Company is required to acquire licenses from the Malaysian government.  Reference is made to Item 4.A for a discussion of the regulation of mining activities in Malaysia.  Following is a schedule of the mining licenses and certificates the Company, through its subsidiaries or affiliated companies, holds in respect of the Bau Gold Property:

Schedule of Mining Licenses/Certificates

					GRANT		EXPIRY
PROJECT	OWNER	LICENSE	AREA	STATUS	DATE	TERM	DATE

Bau	NBG	ML1D/134/ML/2008	40.5 Ha	Granted	12/06/2005	20 years	11/06/2025
	NBG	ML 136	139.6 Ha	Granted	19/01/2003	20 years	18/01/2023
	NBG	ML 141	12.7 Ha	Granted	19/01/2003	20 years	18/01/2023
	NBG	ML 135	49.4 Ha	Granted	5/03/2004	20 years	4/03/2024
	NBG	ML 138	409.5 Ha	Granted	20/11/2005	20 years	19/11/2025
	NBG	ML 139	52.1 Ha	Granted	10/01/2005	20 years	9/01/2025
	NBG	ML 140	5.3 Ha	Granted	10/01/2005	20 years	9/01/2025
	NBG	ML 142	38.4 Ha	Granted	12/06/2005	20 years	11/06/2025
	NBG	ML 143	49.8 Ha	Granted	23/06/2004	20 years	22/06/2024
	NBG	ML 1D/137/ML/2008	2.6 Ha	Granted	23/06/2004	20 years	22/06/2024
	NBG	MC KD/01/1994	1,694.9 Ha	Granted	27/10/1994	20 years	22/06/2014
	NBG	ML 101	48.2 Ha	New Application
	NBG	MLA (ex ML93)	17.1 Ha	New Application
	NBG	MLA (ex ML129)	263.0 Ha	New Application
	NBG	MLA (ex ML132)	126.0 Ha	New Application
	NBG	MLA (ex ML110)	64.2 Ha	Renewal Application
	NBG	MC 1D/3/1987(A)	7,240.0 Ha	Renewal Application
	NBG	MC 1D/1/1987	194.0 Ha	Renewal Application
	NBG	MC 1D/2/1987(A)	82.0 Ha	Renewal Application
	NBG	MC 1D/2/1987(B)	3,237.0 Ha	Renewal Application
	NBG	MC SD/1/1987	1397.0 Ha	Renewal Application

The Capcapo Joint Venture Agreement provides the Olympus Consortium with the right to earn a 60% interest in Mineral Production and Sharing Agreement #144-99-CAR covering 756 Ha expiring November 29, 2024 and registered in the name of Jabel.

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

The mineral reserve and mineral resource estimates contained in the following tables have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Although generally the NI 43-101 standards are similar to those used by the SEC Industry Guide No. 7, the definitions in NI 43-101 differ in certain significant respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies.

The Company’s Global Reserves and Resources are summarized in the table below as at December 31, 2011 and 2010.

RESERVES                                As at December 31 2011                                           As at 31 December 2010
Property                      Reserve Category                                Tonnes                      Gold Grade (g/t)                                Contained Gold (oz)                                Tonnes                      Gold Grade (g/t)Contained Gold (oz)Bong Mieu Gold Property (1)Proven                      0                      0           0           0           0NI43-101                      Probable                      133,547                      2.17           9,333           250,550                      2.59           20,863Total P&P                      133,547                      2.17           9,333           250,550                                20,863Phuoc Son Gold Property (2)Proven                      180,313                      4.88           28,303                      197,202                      5.68           36,033NI43-101                      Probable                      567,635                      5.83           106,377                      633,791                      6.44           131,179
Total P&P                      747,948                      5.60           134,680                      830,993                      6.26           167,212
RESOURCES                      (Measured & Indicated Resources Include Proven and Probable Reserves)
Bong Mieu Gold Property (3)Measured                      1,037,660                      1.95           65,038                      973,660                      2.02           63,080NI43-101                      Indicated                      2,519,205                      1.48           119,750                      2,247,908                      1.65           119,172Total M&I                      3,556,865                      1.62           184,788                      3,221,568                      1.76           182,252Inferred                      4,951,920                      1.39           221,306                      4,729,320                      1.40           212,930Measured                      37,908                      32,372
Ancillary Metal Credits (See Note 7 Below)                                                                           Indicated                      69,793                      63,864Total M&I credits                                107,701                      96,236Inferred                      97,779                      104,176Measured                      24,200                      5.00           3,890           24,200                      5.00           3,890Historic Estimate                                Indicated                      192,700                      6.60           40,890                      192,700                      6.60           40,890Total M&I                      216,900                      6.42           44,780                      216,900                      6.42           44,780Inferred                      1,220,000                      8.00           313,792                      1,220,000                      8.00           313,792Phuoc Son Gold Property (4)Measured                      111,273                      8.17           29,214                      127,618                      9.00           36,911
NI43-101                      Indicated                      429,030                      9.15           126,276                      493,321                      9.52           150,937
Total M&I                      540,303                      8.95           155,490                      620,939                      9.41           187,848
Inferred                      2,466,256                      6.01           476,206                      2,481,309                      6.01           479,720
Tien Thuan Gold Property (5)
NI43-101                      n/a | Not disclosed - See Note (5) below.                                                                           Not disclosed - See Note (5) below.1 1
Bau Gold Property (6)Measured                      0                      0           0           0           0
NI43-101                      Indicated                      10,963,000                      1.60           563,900                      10,963,000                      1.60           563,900
Total M&I                      10,963,000                      1.60           563,900                      10,963,000                      1.60           563,900
Inferred                      35,808,000                      1.64           1,888,500                      35,808,000                      1.64           1,888,500Global Totals: | As at December 31 2011                                                                           As at 31 December 2010RESERVESProven                      180,313                      4.88           28,303                      197,202                      5.68           36,033NI43-101                      Probable                      701,182                      5.13           115,711                      884,341                      5.35           152,042Total P&P                      881,495                      5.08           144,014                      1,081,543                      5.41           188,075RESOURCESMeasured                      1,148,933                      3.58           132,160                      1,101,278                      3.74           132,363
NI43-101                      Indicated                      13,911,235                      1.97           879,719                      13,704,229                      2.04           897,873Total M&I                      15,060,168                      2.09           1,011,879                      14,805,507                      2.16           1,030,236Inferred                      43,226,176                      1.93           2,683,792                      43,018,629                      1.94           2,685,325Measured                      24,200                      5.00
 3,890           24,200                      5.00           3,890

Historic Estimate                                Indicated                      192,700                      6.60           40,890                      192,700                      6.60           40,890
Total M&I                      216,900                      6.42           44,780                      216,900                      6.42           44,780
Inferred                      1,220,000                      8.00           313,792                      1,220,000                      8.00           313,792

Notes to reserves and resources table

1) Bong Mieu Reserve Estimate

Bong Mieu reserves were estimated by the Company in accordance with NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. A copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and reserve impairments as at December 31, 2011 are as noted below:

1.1 Ho Gan Deposit

Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.

No new reserves were developed during the fourth quarter of 2011. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during the fourth quarter of 2011 from the reserve remaining at the end of the third quarter of 2011. The tonnage mined during the fourth quarter of 2011 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).

2.2 Ho Ray-Thac Trang Deposit: No reserves have yet been estimated.

2.3 Nui Kem Deposit: No reserves have yet been estimated.

(2) Phuoc Son (Dak Sa) Reserve Estimate

Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by the Company (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently audited by TMC/SA in March 2008. This TCM/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”(March 2008), is within the Company’s filings at www.sedar.com. Deposit notes and reserve impairments as at December 31, 2011 are as noted below:

2.1 Bai Dat Sector

During the fourth quarter of 2011, mining of Bai Dat deposit continued down to sub-level 5A. The proven reserve remaining at end of the fourth quarter of 2011 was determined by underground survey & channel sampling of remaining ore blocks. It is noted that this generated the same tonnage as the original resource model but at a higher grade than calculated by the model. Probable reserve was determined by deducting the ore mined during the fourth quarter of 2011 from the reserve at the end of the third quarter of 2011. The ore mined was determined by underground survey, reconciled with the official milled tonnage (by weightometer). The Bai Dat reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.

2.2 Bai Go Sector

During the fourth quarter of 2011, no ore was mined and no new (NI 43-101 status) reserves were developed. Accordingly, the Bai Go reserve for the period ending December 31, 2011 remains the same as the March 2008 reserve estimate, which employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 80.00 g/t Au.

(3) Bong Mieu Resource Estimate

Bong Mieu resources were initially estimated by Olympus (in accordance with NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards) and independently audited/updated by Watts Griffis and McOuat ("WGM") (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”), in September 2004, by TMC/SA (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in April 2009. Copies of these reports can be found within the Company’s filings at www.sedar.com. Deposit notes and resource impairments as at December 31, 2011 are as noted below:

3.1 Bong Mieu Central (Ho Gan) Deposit

During the fourth quarter of 2011, mining was conducted, but no new NI 43-101 status resources were estimated. The NI 43-101 resource as at December 31, 2011 was therefore estimated by deducting the tonnage mined during the the fourth quarter of 2011 from the resource remaining at the end of the third quarter of 2011. Mining conducted outside of the resource model is excluded from this calculation.

3.2 Bong Mieu East (Ho Ray-Thac Trang) Deposit

During the fourth quarter of 2011, no mining was conducted. A new internal (NI 43-101/CIMM status) block model resource estimate, conducted earlier in the year (Bong Mieu-East Mineral Resource Update, March, 2011), was reviewed and validated during the third quarter of 2011and now forms the basis for the resource statement as at December 31, 2011. This estimate incorporated upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively. The previous estimate was from an April 2009 independent review by TMC/SA (refer above), which incorporated drilling completed by the Company during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI 43-101 and CIMM standard estimates/audits.

3.3 Bong Mieu South (Nui Kem) Deposit

The Nui Kem underground resource is an historic estimate; being an independent estimate by Continental Resource Management Pty Ltd (CRM) in 1993. This estimate used lower and upper grade cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by WGM in 1997 and again in 2007 by TMC/SA (refer above).

Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI 43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as an historical resource. Investors should not assume that all or any of the historical resources will necessarily be converted into current NI 43-101 reserves or resources.

During the fourth quarter of 2011, the Company continued mining production from trial stoping and underground exploration developments. The historic resource has not been impaired by this production because the production to date is small and predominantly external to the CRM resource boundaries. Depth considerations effectively preclude resource drilling from surface, but it is anticipated sufficient data will become available from underground drilling and exploratory headings to enable a new NI 43-101 compliant estimate to be prepared, which will allow an application for an extended  mining license.

(4) Phuoc Son (Dak Sa) Resource Estimate

Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by the Company in January 2008, in accordance with NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently reviewed by TCM/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, a copy of which can be found in the Company’s filings at www.sedar.com. A prior independent review (by WGM) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company’s filings at www.sedar.com. Current resources include an in-house estimate of additional resources conducted in May 2010. Deposit notes and resource impairments as at December 31, 2011 are as noted below:

4.1 Dak Sa South (Bat Dat) Deposit

During the fourth quarter of 2011, mining of the Bai Dat deposit continued, but no additional NI 43-101 status resources were defined. Accordingly, the resource estimate (which includes mining reserves) as at December 31, 2011 was determined by deducting mining depletion during the fourth quarter of 2011 from the resource remaining at the end of the the third quarter of 2011. The Dak Sa South estimate (refer above) employed an upper grade cutoff of 100.00 g/t Au, with no lowercut.

4.2 Dak Sa North (Bai Go) Deposit

During the fourth quarter of 2011, no ore was mined and no additional NI 43-101 status resources were defined. The resource estimate (which includes mining reserves) as at December 31, 2011 accordingly remains the same as the May 2010 estimate (refer above). The Dak Sa North resource estimate employed an upper grade cutoff of 80.00 g/t Au, with no lowercut.

(5) Tien Thuan Resource Estimate

No Tien Thuan resource is disclosed as at December 31, 2011 because no NI 43-101 status resource estimate has yet been made.  An historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither NI 43-101 compliant nor compliant with the standards of the Australasian Joint Ore Reserves Committee (“JORC”).

(6) Bau Resource Estimate

Bau resources at December 31, 2011 are pursuant to an independent study conducted by TMC/SA, dated June 15, 2010. This estimate employed lower grade-cutoffs of 0.75 g/t Au and 0.5 g/t  Au respectively for in situ deposits and tailings deposit.  Upper cutoffs ranged from 3.3 g/t Au in respect of tailings and from  6.47 g/t Au to 33.13 g/t Au in respect of other deposits, depending upon grade statistics for each deposit.

A prior estimate (of partial Bau resources) was completed in November 2008 by Ashby Consultants Ltd (ACL) of New Zealand. The ACL estimate (conducted in accordance with JORC standards) is superseded by the TMC/SA estimate, which was conducted in accordance with NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. Copy of the TMC/SA technical report in respect of the Bau resource estimate may be viewed within the Company’s filings at www.sedar.com.

Current Bau project resource drilling has enabled a new resource estimate during the first quarter of 2012.

(7) Ancillary Metals

The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$430/MTU and gold value of US$1,650/oz. Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the Q4 2011 estimate because they are of insignificant value or uneconomic to recover.

(8) Commodity Prices

Commodity prices used over the last three years (in USD) were as follows:

Commodity	2009 Price	2010 Price	2011 Price
Gold	US$1,120/oz	US$1,340/oz	US$1,650/oz
Tungsten	US$200/MTU	US$320/MTU	US$430/MTU

The 2008 – 2015 gold metal price forecasts used were those of Macquarie Bank (consistent with near term trailing gold price averages and the January 2008 Reuters poll), as follows:

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

The new Phuoc Son processing plant was out into commercial production on July 1, 2011. Once steady-state metallurgical recovery has been achieved, metallurgical recovery factors for this mine will be reported by year-end average.

An independent financial analysis of the Phuoc Son Deposit was conducted in 2008 by Mr John Glen of Meridian Capital Group Pty Ltd.

The metallurgical recovery factor used was 90%, with sensitivity analyses at: +5%, -5% and -10%.

Phuoc Son Gold Property, Vietnam

Olympus Pacific currently holds an 85% interest in the Phuoc Son Gold Property with a focus on exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province.   In 2003, NVMC, a subsidiary of the Company, entered into a joint venture agreement with MINCO, a mining company then controlled by the local provincial government, to form PSGC. PSGC has an investment certificate on the Phuoc Son property. NVMC’s initial interest in PSGC is 85% and MINCO has a 15% interest.

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

If either party fails to contribute, by way of debt or equity, in proportion to its participating interest or defaults on any other substantial obligation under the agreement and such default is not rectified within 60 days of notice of default, the non-defaulting party can terminate the agreement or serve notice on the defaulting party which would result in the participating interest of each party being recalculated and adjusted based on the percentage of debt and equity contributed by each party when compared to the total debt and equity contributed by both parties.

At Phuoc Son, the Company holds an investment certificate covering a 70 km2 area and a mining license (currently under renewal) on the Dak Sa deposits. The Dak Sa Underground Project is currently comprised of two deposits, the North (Bai Go) and South (Bai Dat) deposits.

On March 7, 2007, the Company released updated resource estimates for Phuoc Son incorporating the results of drilling up to October 2006.  On January 15, 2008, the Company released an updated resource estimate for Phuoc Son incorporating the results of drilling up to October 2007. This resource estimate was independently reviewed in a technical report entitled “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam” authored by independent mining and geological consultants, Terra Mining Consultants/Services & Associates (the “Phuoc Son Technical Report”). The full text of the report is available at www.sedar.com.

 In January 2008 the Company was granted a two-year Exploration License over a 42 km2 area in the Phuoc Son project area, in Quang Nam Province, Vietnam.

On March 26, 2008, the Company received a positive independent feasibility study in the Phuoc Son Technical Report, which confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders.

On August 28, 2008 the Company received approval from the Vietnamese authorities to conduct a trial test of the toll treatment of Phuoc Son ore at its Bong Mieu plant, with a view towards partially self-funding the Phuoc Son processing plant.  The Company commenced sourcing high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation in August 2008.  The trial treatment operation was carried out over three months.  Based upon the results of this test, the Company applied to the Vietnamese authorities for a permanent trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant, and a temporary permit was granted in February 2009.

In September 2009 the Company was granted a trucking permit to truck ore from Phuoc Son to the Bong Mieu plant until December 2010 and the Company placed the Phuoc Son mine into commercial production effective October 1, 2009. The trucking permit was renewed effective March 15, 2011 until May 30, 2011. This permit allowed treatment of Phuoc Son ore through the Bong Mieu plant until commissioning of Phuoc Son’s new processing plant.The new plant at the Phuoc Son Gold Property was commissioned in June 2011, has been in commercial production since July 1, 2011 and achieved full scale processing in the fourth quarter, 2011.

Continued exploration to date has defined the “productive” Dak Sa shear over a strike length of approximately five kilometres and identified a number of other potentially productive zones within the Investment Certificate area. Exploration of the North and South Deposits has continued and a new resource estimate was completed in May, 2010. As of December 31, 2011, exploration drilling was in progress north of the Bai Go Deposit, with the objective of delineating additional reserves for inclusion within a new Mining License Application.

The carrying value of the mine property and rights and deferred exploration and development costs related to the Phuoc Son Gold Property, is approximately $2.8 million and $15.0 million respectively, as at December 31, 2010, and the carrying value of the property, plant, equipment and infrastructure for the Phuoc Son property is approximately $28.4 million.

The Company has applied for a two year renewal of its exploration license over a 28 km2 area in the Phuoc Son project area, in Quang Nam Province, Vietnam. Definition of the boundary and license area is being worked on with local departments. It is expected that this license will be granted.

On January 9, 2012, PSGC obtained the renewed annual gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore, which expires on December 31, 2012.

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

To date, over 30 gold prospects have been identified within the 70 km2 project area, with the most advanced prospects  being in the Dak Sa sector. On May 18, 2005, Olympus announced the results of a positive independent preliminary assessment study completed by Micon International Limited (“Micon”) for the Dak Sa Underground Project which covers the South (Bai Dat) and North (Bai Go) deposits which lie about 1 kilometre apart.  The Bai Dat Deposit has since been developed into an operating mine. Underground construction commenced in August 2008 and official production commenced in October 2009. The Bai Go Deposit is currently under construction and is expected to commence production during the first half of 2012.

On October 20, 2003, a 30-year investment license No. 2355/GP was granted for the Phuoc Son

property covering 70 km2.   The license permits MINCO and NVMC to establish a joint venture, PSGC, for a term of 30 years.   PSGC has investment capital of $65,000,000 and legal capital of $5,000,000, of which NVMC contributed $4,250,000 (85%) and MINCO contributed $750,000 (15%).  PSGC must pay the Vietnamese government annual land rent and annual corporate tax of 40% of net profit but will be exempt from import duties and is subject to 7% tax upon remittance of profits abroad. The investment license was reissued as investment certificate No. 331022000010 dated July 8, 2010.

On January 23, 2006, a mining license was granted over the South and North deposits of the Dak Sa area.   The mining license allows PSGC to construct the mine and perform mining activities for the duration of the mining license which expired July 1, 2011.

In January 2008, PSGC obtained a new exploration license with a term of two years which will allow exploration activities in the specified areas.  Under Vietnamese law, an exploration license is required to get a newer amended mining license.  Refer to risks outlined under Item 3D.   The Company has applied for a two year renewal of its exploration license over a 28 km2 area covering the Dak Sa Shear Zone and anticipates applying for another Exploration Licence over peripheral areas of interest in 2012. Prior to expiry of the first 5.5 year term of the Mining Licence, the company also applied for renewal of mining license tenure over an increased area (7.95 Ha) covering the Bai Dat and Bai Go Deposits. As of December 31, 2011, the granting of this renewal was delayed pending issue of a decree by the Vietnamese Government implementing new amendements to the Mining Law

Figure 1 shows the location of the property.

Figure 2 shows the location of the South and North Dak Sa deposits and the principal facilities on the property.

Zone 48
Zone 49
HAI VAN PASS
SON TRA
DA NANG
HOA VANG
EASTERN SEA
THUA THIEN - HUE
LAOS
TRAO
HIEN
DAI LOC
AI NGHIA
DIEN BAN
HOI AN
DUY XUYEN
THANH MY
HA LAM
DONG PHU
THANG BINH
NAM GIANG
QUE SON
TAN AN
HIEP DUC
TIEN KY
TIEN PHUOC
KHAM DUC
PHUOC SON
TRA MY
BONG MIEU
QUANG NGAI
KON TUM
(IV)
(V)
CHINA
HA NOI
Hai Phong
VIENTIANE
THAILAND
CAMBODIA
PHNOMPENH
Hue
Da Nang
Nha Trang
Ho Chi Minh City
LEGEND
Capital
City
Town
District center
DIEN BAN
District
National boundary
Provincial boundary
District boundary
National road
Provincial road
Railway
(IV) NVM Corp 1955/QD-DCKS Exploration licence
(V) NVM Corp 1953/QD-DCKS Exploration licence
N
0 5 25
Kilometres

Figure 1.   Phuoc Son Gold Property

Figure 2.  Project Site Plan for Bai Dat (South) and Bai Go (North) deposits

Accessibility, Climate, Local Resources, and Infrastructure for Phuoc Son Property

Access to the Dak Sa Project area within the Phuoc Son Gold Property is by 140 kilometres of bitumen road from Da Nang to Kham Duc.  From Kham Duc to the mine area is approximately 14.5 kilometres on a newly upgraded access road.  The South and North gold deposits lie about one kilometre apart and are linked together via a dirt road.

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

The Phuoc Son Gold Property is located in the central highlands, an area that is one of the poorest regions of Vietnam. The local economy is primarily subsistence agriculture although local ongoing highway construction has provided a source of employment.  Artisanal mining is ongoing on the Property and while this activity has reduced from past periods it is not strongly discouraged by the government as it helps reduce unemployment and stimulate the local economy.  Olympus is doing its best to keep this activity in check. These miners may be suitable candidates for future Olympus development and mining operations.

Nearby communities include Phuoc Duc Commune (population ~1,990) and Kham Duc District Town (population ~6,560), where PSGC has its local headquarters. Although Kham Duc has a district hospital with out-patient facilities and limited trauma casualty facilities, health care and education facilities are considered inadequate, with a distinct division in the standard of services and socio-economic opportunity available to ethnic minorities.

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

The most significant fault related to mineralization on the Property is the Dak Sa fault zone (“DSFZ”). The DSFZ runs North-South for over five kilometres through the centre of the Dak Sa Prospect (host to the South (Bai Dat) and North (Bai Go) deposits). The DSFZ appears to be primarily a thrust fault and features prominent gold mineralized quartz vein/breccias.

History of Exploration on the Phuoc Son Gold Property

In 1997 and 1998, Olympus Pacific Minerals became involved in the Phuoc Son Gold Property.

 Since Olympus became directly involved in Phuoc Son in 1998 there have been several stages of exploration (carried out on behalf of Olympus through and by NVMC). Selected portions of the property, including some safely-accessible artisanal underground workings, have been subjected to geological mapping, bedrock, float and channel sampling, soil geochemical surveying, magnetic surveying, self-potential geophysics and diamond drilling. The initial exploration stages (Oct 1998 to Dec 2003) are described as follows:

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

•
Stage 6 (January 2002 to December, 2002): scout drilling at the Khe Rin, North Khe Do, Khe Do, Bai Buom, Tra Long and K7 prospects (32 drillholes), as well as pitting at Nui Vang, geological mapping/sampling, soil geochemistry, ground magnetometer surveying at Khe Rin-Khe Do and Bai Buom, reconnaissance mapping elsewhere, including Vang Nhe, Tra Long, K7 and Hoa Son; commencement of mine scoping studies at Dak Sa; and

•
Stage 7 (January 2003 to December 31, 2003): in-fill, step-out and geotechnical diamond drilling at Bai Dat, Bai Go, Bai Chuoi and Bai Cu (27 holes); preparation of mineral resource estimates for the Bai Dat and Bai Go deposits; continuation of the scoping studies. A diamond drilling program was completed at Bai Chuoi sector (between the Bai Dat and Bai Go deposits) and soil geochemical surveys were being conducted elsewhere on the property.As at December 31, 2003, accumulated deferred exploration costs were $3,320,716 and mineral properties was $904,605 for the Phuoc Son Gold Property

Since January 2004, the exploration focus in the Dak Sa Zone has been on in-fill and step-out drilling to confirm deposit extents, upgrade and estimate resources to JORC/NI43-101 status and support the Mining tenure applications. Descriptions of the work completed each year are as follows:

2004 Work

In 2004, deep C-horizon soil geochem, ground magnetic and radiometric surveying were completed at the South Bai Cu, Round Hill, Ca Creek, Dak Sa, North Dak Sa, Bai Gio East, Bai Gio North, Hoa Son, K7 East and Tra Long prospects. A small orientation SP (self potential geophysics), program was completed at Nui Vang prospect.  Geological mapping was conducted at Dak Sa, Quartz Creek, South Bai Cu, Round Hill, K7 and Ca Creek prospects. A BLEG and stream sediment sample program was completed over the northern section of the Phuoc Son investment licence not covered by previous surveys.  Diamond drill programs were carried out at Bai Cu (4 holes), Bai Chuoi (one hole), Round Hill (5 holes), Nui Vang (3 holes), K7 (3 holes), Bai Gio North (6 holes), and Khe Rin (7 holes) prospects. Two metallurgic drill holes were completed at Dak Sa – South Deposit (one hole), and North Deposit (one hole). A geophysical consultant from Canada visited the property and filtered/processed all previous magnetic data to facilitate improved anomaly resolution.  Based on what management considered to be favorable results, exploration continued into 2005.   During the year ended December 31, 2004, $1,095,335 was incurred on mineral properties for the Phuoc Son Gold Property, excluding the impact of the vend-in transaction described in Item 4.D.1.

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

2006 Work

As of  December 31, 2006, the Company had completed 63 drill holes totalling approximately 11,330 metres, mainly focusing on the: North (Bai Go) Deposit, South (Bai Dat) Deposit, and other exploration holes on assorted priority targets in the Dak Sa area. These ongoing exploration activities resulted in additional positive drill results at Phuoc Son.   Over the course of 2006, the North Deposit was significantly enlarged and then extended in excess of 900 metres in a north-south orientation.  The drilling also confirmed that the deposit remains open for further expansion.   In April 2006 resource estimates were updated internally by qualified persons using the original resource estimates audited by an independent engineering firm, as a base document.  The April 2006 update was on the North Deposit ore body, incorporating the results of drilling to March 31, 2006. An in-house technical report was completed with respect to the North and South Deposits.  An engineering firm was selected to complete an independent review of this technical report that would result in an issuance of a compliant independent Technical Report in Form 43-101F1 to NI 43-101.  During the year ended December 31, 2006, other capital expenditures of $2,458,242 were incurred for the Phuoc Son Gold Property.

2007 Work

On January 15, 2008, the Company released updated resource estimates and exploration results at Dak Sa (VN 320). The Measured and Indicated (“M & I”) resources, based on drilling up to October 2007, were stated to be 600,260 tonnes at an average grade of 10.95 g/t for 211,325 ounces of gold. The M & I total comprised Measured Resources of 157,450 tonnes, grading 13.06g/t and Indicated Resources of 442,810 tonnes, grading 10.2g/t. Additional resources of 425,610 ounces are contained within the Inferred category (1,955,400 tonnes at 6.77 g/t).   Reference is made to the technical report “Preliminary Assessment of the Phuoc Son Project” dated December 2007 posted on www.sedar.com under the Company’s filings for further details. Based largely upon this report, the decision was made to commence preliminary studies to determine the commercial viability of proposed mining development.

For the year ended December 31, 2007, the drilling program at Phuoc Son completed 11,170 meters in 37 drill holes.  During the year ended December 31, 2007, other capital expenditures of $5,064,000 were incurred for the Phuoc Son Gold Property.

2008 Work

During 2008, the Company completed 22 drill holes totalling approximately 8,558 meters.

Exploration work defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open.

During the fourth quarter of 2008 work was undertaken to re-evaluate the Reserves and Resources in the Phuoc Son Gold Property following drilling programs completed earlier in the year.  The Proven and Provable Reserve Estimates (“P&P”), based on drilling up to December 31, 2008, stood at 930,390 tonnes at an average grade of 7.79 g/t for 233,150 ounces of gold.  “M & I” resources, based on drilling up to December 2008, stood at 709,670 tonnes at an average grade of 10.76 g/t for 245,470 ounces of gold. The M & I total comprised Measured Resources of 163,320 tonnes, grading 12.76g/t and Indicated Resources of 546,350 tonnes, grading 10.16g/t. Additional resources of 401,640 ounces of gold are contained within the Inferred category (1,884,200 tonnes at 6.63 g/t).  Refer to the Global Reserves and Resources table at 4D above for details.

Also during 2008, the Phuoc Son Technical Report confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders. On this basis, the Company determined to move towards bringing the Phuoc Son Gold Property into production.

During the year ended 31 December, 2008, other capital expenditures of $4,630,344 were incurred for the Phuoc Son Gold Project.

2009 Work

During 2009, no exploration drilling was completed at the Dak Sa deposit. Work continued to re-evaluate the Reserves and Resources in the Phuoc Son Gold Property following drilling programs completed in 2008.

During the year ended December 31, 2009, Phuoc Son Gold Company spent $323,170 on property, plant and equipment acquisitions and $2,416,768 on other capital expenditures.

The Company placed the Phuoc Son mine into commercial production effective October 1, 2009.

2010 Work

A resource update estimation for the North and South Deposits completed in May 2010 indicated an approximate 16% gold resource increase, in comparison with results estimated in March 2008. The then current resource estimate (by block modeling, using Inverse Distance Square) was based on 157 drill holes and included additional mineralization extensions that had been intersected by step-out drilling in 2008 around the periphery of the South and North deposits.

During 2010, no general Phuoc Son exploration drilling was conducted. During 2010, five holes with 2,123m of coring were completed in Bai Chuoi and Bai Dat. At Bai Chuoi North, results confirmed the continuation of the mineralised structure to the NW. At Bai Dat, results indicated that the mineralisation host structure extends to the NE, NW and SW directions, beyond the boundary of the area currently being explored, still following the marble-argillite contact zone.

Work on the process plant accelerated during the fourth quarter as all the major equipment arrived on site. The main civil works were completed and all the sections of the plant were in the final stages of construction.

During the year ended December 31, 2010, PSGC spent $19,955,625 on property, plant and equipment acquisitions (including advances) and $4,099,686 on other capital expenditures.

2011 Work

The focus of the Company’s work plan at the Phuoc Son Gold Property was completing construction of the new processing plant which was commissioned in June 2011, has been in commercial production since July 1, 2011 and achieved full scale processing in the fourth quarter of 2011.

During 2011, no general Phuoc Son exploration drilling was conducted.

During 2011, a University of Tasmania PhD research project continued and the company entered participation in the UTAS CODES “Ore Deposits of SE Asia” project. The Company will derive the benefit of research results that are normally beyond the reach of an individual exploration company.

Weak veining exposed in the Bai Chuoi cross-cut was also examined with a view to Kempe drilling commencing in the first quarter of 2012. The first phase (9,000m in 26 holes) of a two-phase drilling program to upgrade inferred resources within the Dak Sa Shear to the north of Bai Go commenced in October 2011 and continued throughout the rest of the fourth quarter 2011. By the end of December 2011, 3,972.40 metres had been drilled in 13 holes, with 2 holes still in progress. The results are presently being evaluated.

Also during the fourth quarter 2011, review of the down-dip projection of the Bai Dat ore body was conducted. Vein characteristics in Level 5 supported the proposed Level 6 development.

During the year ended December 31, 2011, PSGC spent $8,832,610 on property, plant and equipment acquisitions (including advances) and $5,826,577 on other capital expenditures.

2012 Work Plan

The UTAS CODES “Ore Deposits of SE Asia” project will continue.

The Company is also proposing a drilling programme to upgrade “inferred” resources hosted within the Dak Sa Shear to the north of Bai Go. This programme is expected to be conducted in two phases. The first phase to upgrade about 200,000 oz (9,000m in 26 holes) will be completed during the first half of 2012. The second phase (14,000m in 55 holes) will be contingent upon phase 1 results and will address the balance of the currently inferred Dak Sa resource.

Mineral Occurrences on Phuoc Son Property

Since 1998, Olympus has discovered and/or explored 23 important showings on the Phuoc Son Gold Property.  The most significant of these are the South and North Deposits in the Dak Sa area of the property. Following are descriptions of these two significant discoveries and a summary of the other showings based upon the Company’s own work.

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

North Deposit (Bai Go)

The North Deposit is approximately 1 kilometre north of the South Deposit on the Dak Sa zone.  Overall, the North Deposit quartz vein system has widths of up to 32 metres. The Au-Ag-Pb-Zn mineralization is primarily fracture controlled in quartz. Drilling has delineated a central zone of significant interest.  The 2006 drilling at the North Deposit has reported results nearly extending the strike length of the North Deposit to over 900 metres and confirming that the deposit mineralization remains undefined further to the north and south.  Ongoing drilling in 2007 focused on continuing to enlarge the deposit as well as bringing the currently outlined exploration extensions to mineral resource status. An independent technical review was completed in March 2008 and an internal update of resources was estimated in May 2010. As of December 31, 2011, a drilling programme was in progress to upgrade inferred resources adjoining Bai Go to the north.

Other Phuoc Son Property Showings

The Phuoc Son property hosts approximately 23 other occurrences and further exploration is required to evaluate the economic viability.  Four of these occurrences are located in the Dak Sa area and have significant exploration potential that could result in development.

Resource Estimates

Refer to the Global Reserves and Resources table at 4D for detail of mineral resource and ore reserves for the Phuoc Son Property.

Bong Mieu Gold Property, Vietnam

The Company holds mining licenses and an investment certificate covering 30 km2 within the Bong Mieu Gold Property. The investment certificate covers three deposits: Bong Mieu Central (an open pit - Ho Gan), Bong Mieu East (a potentially open-pittable deposit) and Bong Mieu Underground (an underground deposit that was operated by the French from 1896 to 1941).

Olympus acquired its interest in the Bong Mieu Gold Property in September 1997 by acquiring 100% of Bong Mieu Holdings, Ltd. from Ivanhoe Mines Ltd.  The Company has a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bogomin, a joint venture enterprise incorporated in Vietnam.   The other 20% of Bogomin is owned by two Vietnamese former governmental organizations, MIDECO (10%) and MINCO (10%).

The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, with commercial gold production starting in the fourth quarter of 2006.  Current ore throughput capacity at Bong Mieu Central plant is approximately 500 tons per day.   Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.   The main equipment utilized at the Bong Mieu Central open pit mine includes the following: ball mills, generators, assay lab equipment, lab flotation cell, crusher / conveyor system and Gekko Gold processing plant.  The general manpower requirement at Bong Mieu is approximately 690 workers on average. Processing plant and lab maintenance routinely occurs with the operations.

The Company manages the operations at the Bong Mieu Gold Property on behalf of the joint venture, including exploration programs.   The property covers four known deposits, namely Ho Gan at Bong Mieu Central, Ho Ray and Thac Trang at Bong Mieu East and Nui Kem at Bong Mieu Underground as well as several other mineralized occurrences.  One such deposit, Bong Mieu Central (Ho Gan), has proven and probable reserves which contributed to the Company’s decision to commence mine and processing plan construction and gold production.

Starting in 2005 and continuing into 2006, construction of the Bong Mieu Central Gold Mine (Ho Gan) was completed.   After the initial gold pour in March 2006, it was determined that the process needed to be reconfigured.   The logistic supply chain for importing equipment into Vietnam is lengthy and deliveries take six to eight weeks after order placement.  Consequently, new equipment installation and resulting system optimization took place during the course of the second and third quarters of 2006.

Production at the Bong Mieu Central plant has steadily improved since commercial production began in October 2006 as a result of improved throughput levels, grades, and recoveries.  Ongoing improvements have been made to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007 and, in the first and second quarter of 2007, installation of a third detoxification tank and adsorption tank to scavenge gold in solution from the leach tails.

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

The carrying value of the mine property and rights and deferred exploration and development costs related to the Bong Mieu Gold Property, is approximately $1.9 million and $16.5 million respectively, as at December 31, 2011, and the carrying value of the property, plant, equipment and infrastructure for the Bong Mieu Gold Property is approximately $4.1 million.

Bong Mieu Underground (Nui Kem), an underground deposit mined in the 1940s, is located within one kilometre of the Bong Mieu Central plant.

Exploration work to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East, as well as a number of new surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

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

The property is covered by a 25-year investment certificate covering 30km2 ha initially granted in March, 1991. Two mining licenses (one on Ho Gan, the other on Nui Kem), a tailings area and a construction area (on the camp/office area), covering a total of 365 ha are located within the investment certificate area.

The investment certificate, No: 140/GP dated March 5, 1991 as amended November 29, 1993 and June 9, 2005, permits the establishment of a joint venture company, Bogomin to carry out gold mining and exploration at the Bong Mieu Gold Property.

The Company, through its subsidiary Bong Mieu Holdings Ltd. (“BMHL”), is a successor in interest to Covictory Investment Limited, which was a party to the joint venture under the original investment certificate dated March 5, 1991. The assignment of all share capital, obligations, and rights of Covictory Investment Limited in Bogomin to BMHL was approved in an amendment to the investment certificate dated November 29, 1993.

The joint venture has a term of 25 years starting from the date of issuance of the investment license and after 25 years, an application can be made for extension.  The investment capital of Bogomin as provided by the investment certificate, as amended, is USD$40,000,000. The legal capital of Bogomin is $3,000,000 with $2,400,000 contributed by the Company via its subsidiary, Bong Mieu Holdings Ltd. and $300,000 contributed by each of MINCO and MIDECO.

Pursuant to the terms of the investment certificate, Bogomin is exempt from import duties for all materials, equipment and spare parts imported by Bogomin and the product of Bogomin is licensed for export and sale in Vietnam.  Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, pay specified rent of US$200 per hectare per annum for land, remit corporate profit tax equal to 18% of profits for the first five years of profit (after five years the tax rate will be determined but will not exceed 25%); however, Bogomin is exempt from corporate profit tax for the first two profit-making years.    The joint venture profits shall be shared as follows:  10% for MIDECO, 10% for MINCO and 80% for BMHL.

On July 22, 1992, Bogomin obtained a mining license to allow the mining of gold at the Bong Mieu gold mine covering a total mining area of 358 ha including an open pit area of 230 ha, an underground mine of 100 ha and a tailings area of 28 ha.  The mining license has a term of 25 years starting at the date of the issuance of the investment license.  Bogomin must submit a mining report annually to the Ministry of Heavy Industry and the State Mineral Resources Management Department.

On October 9, 1993, a Land Use certificate was issued to Bogomin by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine.  The certificate covers a 365 ha area of which 300 ha is gold mining land, 32.3 ha is waste dumping land and 2.7 ha is for basic construction.  The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

The Bong Mieu exploration license was granted on December 15, 2008.  The Company had previously been engaging in exploration activities under the investment license. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses.   The Exploration license term is two years and thus expired  in October 2008. The Company has applied for a two-year renewal of its exploration license over a 18.5 km2 area in the Bong Mieu project area. Officers of the Department of Geology and Minerals of Vietnam and the Quang Nam Department of Natural Resources and Environment completed their inspection in this regard. Currently, Bong Mieu is working with the Phu Ninh District Peoples Committee, Quang Nam Department of Culture and Tourism and other departments, to agree to the boundary and license area covering the application.

On January 9, 2011, Bong Mieu Gold Mining Company obtained the renewed annual gold export certificate to allow for exportation of any dore that is produced by the Company, which expires on December 31, 2012.

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

Most of the property associated with the Bong Mieu Gold Property is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 metres above sea level. The flattest portion of the property is cultivated but the remainder has second and third growth forest.

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

Geology of Bong Mieu Gold Property

The Bong Mieu Gold Property is situated in central Vietnam, 20 kilometres south of one of the main branches of the Phuoc Son Suture, which is probably one of the most important structural controls of gold metallogeny in central Vietnam.

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

In 2003, regional and property scale geological mapping and geochemical rock sampling was completed.   By the end of 2003, several areas were identified as meriting follow-up work.

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

2005 Work

Bong Mieu Central (Ho Gan Deposit)

New resource estimates were completed in March of 2005 for the Ho Gan open pit deposit following completion of the 2004 drilling and receipt of all results. The updated Ho Gan mineral resource estimates (using a 1.0 g Au/t lower cutoff and a 10.0 g Au/t top cut) are shown in the Global Reserves and Resources table at 4D above.   The development of the mine commenced with the construction of the plant, tailings dams and related infrastructure.

Three shallow exploration and condemnation holes comprising 54 metres were completed.  Engineering, metallurgical and environmental studies were successfully completed.

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

On October 9, 2007, the Company reported increases to the mineral resources at the Bong Mieu Gold Property as outlined in a Technical Report prepared by TMC/SA.  The full text of the report is available on the Sedar website (www.sedar.com).   Please refer to the the Global Reserves and Resources table at 4D above.

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

2009 Work

Mining and processing of ore from the Bong Mieu Central pit was cut back in 2009 to allow more of the high grade Phuoc Son ore to be processed in the plant.  Quantities were increased in the first and third quarters while trucking of Phuoc Son ore was not possible.

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

The Bong Mieu Underground project was placed into commercial production on April 1, 2009.

During the year ended December 31, 2009, Bogomin spent $1,088,427 on property, plant and equipment acquisitions and $1,906,778 on other capital expenditures.

2010 Work

During 2010, no new general Bong Mieu exploration sites were investigated by drilling.

Bong Mieu Central (Ho Gan Deposit)

Two exploration holes, totalling 291 metres length were drilled on the south of Bong Mieu Central (Ho Gan open pit) in September 2010 to test the southern extension of the Ho Gan mineralized structure. These two holes were successful in intercepting the Ho Gan mineralization host structure at its projected depths. Although the thickness and grade of the above intersections were not economically viable, they confirmed the continuation of the mineralization to the south, beyond the Ho Gan deposit boundary. Exploration in the final quarter of 2010 consisted of one hole being drilled (declined westerly) to test the potential at depth of the mineralised granite outcrop east of Dam 3. The hole did not intersect the target, which was thought to either dip easterly, or be faulted or pinched out at depth.

Bong Mieu East (Ho Ray Deposit and Thac Trang Prospect) The Bong Mieu East 2010 infill drilling program commenced in late June 2010, and concluded in September 2010, with a total of 1,291m drilled in ten holes. All assays were received during Q4 2010 and the updating and modification of geological models was completed, with final verification in progress at the time of filing our annual report.

Mining and processing of ore from the Bong Mieu Central pit was cut back in 2010 to allow more of the high grade Phuoc Son ore to be processed in the plant.  Quantities were increased in the fourth quarter while export of Phuoc Son ore was not possible due to the export license not being operative for a two-week period. Mining activities were resumed in Area 11 and 4,077 tonnes were mined at 10.46g/t Au. This area is became progressively deeper and became more sulphitic than the shallower ore. The high grade meant that the higher strip ratio could be tolerated.

Officers of the Department of Geology and Minerals of Vietnam and the Quang Nam Department of Natural Resources and Environment completed their inspection in connection with the Bong Mieu exploration license renewal. Bogomin is working with the Phu Ninh District Peoples Committee, Quang Nam Department of Culture and Tourism and other departments, to agree on the boundary and license area covering the application.

During the year ended 31 December, 2010, $1,282,332 was spent on property, plant and equipment acquisitions and $4,689,381 on other capital expenditures.

2011 Work

Bong Mieu Central (Ho Gan Deposit)

Exploration at Ho Gan continued during 2011 with the commencement of a drill programme of 1,900m in 30 holes. The results showed marked gold grade and thickness variation. A small (10,000-20,000 ton) potentially mineable open-pit extension was located. A review of 2006 data revealed several prospective anomalies, at depth below Ho Gan pit and in an area designated Ho Gan-West. However, two holes, which tested the Ho Gan-West mineralised breccia, did not intersect significant mineralization and drilling was been suspended.

Bong Mieu Underground (Nui Kem Deposit)

During the first quarter of 2011, two exploration holes were drilled on the Nui Kem northern slope to probe the Ho Gan projection within the Nui Kem footwall sequence. Both holes intersected a sheared, altered and mineralized (sulphidic) zone at the projected depth, but insignificant mineralization was intersected. Drilling was suspended.

Exploration drilling was relocated to test the eastern extension of the Nui Kem main vein system. 1,483.3 meters were drilled in 6 holes bringing the total drilling at Nui Kem for 2011 to 2,152.3 meters in 8 holes (NKDD017-024). Drilling results to date indicated that the best resource potential of the Nui Kem Main Vein lies down dip (SE) from NKDD019; and the best Nui Kem Upper Vein potential lies up-dip (NNW) and down-dip from holes NKDD017 and 018. Drilling is presently suspended pending review of the need for further drilling in light of developments from Level 21 and 22 crosscuts.

Bong Mieu East (Ho Ray Deposit and Thac Trang Prospect)

During 2011, the Bong Mieu East geological model was updated with results from 2010 infill drilling. During the third quarter, a resource update was internally reported and is reflected in the Global Reserves and Resources table at 4D, above.  Further, Bogomin decided to split the overall Ho Ray-Thac Trang mine development into two stages. The first stage was to focus on a 2M tonne block containing most of the Ho Ray oxide resources with the second stage including the balance of the resource.

For 2011, 1,426.30  meters were drilled in 21 holes. The geological model was updated and financial modeling was conducted at various production scenarios. Mine planning, evaluation of process options and compilation of an environmental impact assessment report commenced. The Ho Ray Reserve Criteria Proposal report was submitted to the Council for Mineral Reserve Evaluation (CMRE) on December 27, 2011. The Ho Ray Reserve Estimation Report is in preparation for CMRE review during the first quarter of 2012.

The mining license application will have to exclude the proposed Thac Trang - Ham Ho (waterfall) Scenic Reserve, in respect of which local authorities have been debating the boundary since 2010. The Company continues to work with the Phu Ninh District Peoples Committee, Quang Nam Department of Culture and Tourism and other departments, to reach an agreement on the boundary and license area.

2012 Work Plan

The Company’s participation in the UTAS CODES “Ore Deposits of SE Asia” project will continue. In addition, the Company is preparing a new exploration license application to cover the balance of the investment certificate area being the area not covered by new exploration license applications.

A soil geochemical survey at Ho Gan-West results has delineated coincident gold and arsenic anomalies, 200-300 meters W-SW of the plant site, and another coincident with the Ho Gan breccia area.

These will be followed up by mapping, sampling and possible trenching/drilling during the first quarter of 2012.

Drilling and underground exploration of the upper vein in the Nui Kem-East area is expected to continue during the first quarter of 2012.

At Bong Mieu East, the Company’s priorities are to achieve the CMRE reserve report defense and complete the feasibility study and environmental impact assessment in support of the proposed mining license application.

Main mineral occurrences on Bong Mieu Property

Olympus is exploring the Bong Mieu Gold Property for primary gold deposits. The majority of gold deposits and prospects on the property lie within the core and on both limbs of the Bong Mieu anticline.  Mineralization at all locations, except that at Ho Ray, occurs within shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist and/or sulphide bearing schist.  The Ho Ray mineralization occurs within calc-silicate lithologies and underlying quartzite, biotite schist and gneiss.  The mineralization has an apparent stratabound distribution.  The most significant mineral occurrences on the property are the Ho Gan, Ho Ray and Nui Kem. Resource and reserve estimates for these deposits are summarized as following:

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

The gold is often associated with tungsten mineralization which occurs as scheelite.

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

Resource and Reserve Estimates for Bong Mieu Property

Refer to the Global Reserves and Resources table at 4D for detail of mineral resource and ore reserves for theBong Mieu Gold Property.

Bau Gold Property, East Malaysia

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. In operation since 1864, this goldfield has estimated historic gold production of approximately 3 million oz of gold and recorded production of 1.5 million oz of gold. Regional analogy with goldfields across the border in Kalimantan suggests significantly greater remaining potential.

Following the amalgamation with Zedex, the Company acquired a 50.05% controlling interest in and was the operator of the Bau Gold Project as part of a joint venture agreement with a local Malaysian company. On September 30, 2010 (as amended May 20, 2011 and further amended January 20, 2012) the Company entered into an agreement to acquire a further 43.50% interest in NBG by January 2014.  The settlement is to be paid in several tranches as set out below and will bring the Company’s effective interest to 93.55%. As a result the Joint Venture agreement was revised to deal with a number of operational and governance matters.

These transactions can be summarized as follows:

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company's Effective Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/20/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	1/21/2014	14,250	93.55%

			108,750	93.55%

The agreement includes a condition subsequent that must be met before the Tranche 3c payment is required to be settled.  The condition subsequent requires the vendor to obtain:

a)
All renewals or grants (as applicable) of mining licences and mining certificates relating to the Jugan deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan, Sirenggok and Jambusan areas) on terms acceptable to Olympus in all respects; and

b)
All ministerial, governmental and other regulatory approvals to ensure that the mining licences and certificates referred to at a) above are valid and effective in all respects in accordance with applicable laws and regulations

If the condition precedent to tranche 3c is not met, tranches 3c, 4a and 4b settle without any further consideration payable by Olumpus. In addition, on completion of Tranche 3c the right of the vendor to appoint a director to the board of NBG ceases. There are no conditions specific to the settlement of tranche 4.

Bau Gold Property Description and Location

The Bau Gold project area is centered on the township of Bau, about 22 miles WSW from the port city of Kuching. Kuching is the state capital (population  in excess of 650,000) and has an international airport and two deep water ports.  The project area is serviced by a network of sealed roads.

JUGAN
North
TAI PARIT
SAY SENG
ARONG BAKI
SIRENGGOK
BEKAJANG
TAI TON
JUALA WEST
PEJIRU
2 km

Figure 1: Bau Gold Property

Bau Gold Property Accessibility, Climate, Local Resources, and Infrastructure

The area is of tropical climate with annual rainfall in the order of 4000 mm. The highest rainfall months are between December and January, but with significant rainfall events possible all year round.

The morphology of the Bau area is striking. Tropical karst limestone blocks rise up to 350 m above peripheral lowland plain of 100 m to 150 m elevation.

Much of the area is covered by milled modified tropical rain forests, with sporadic Kampong style residential developments.

The Bau Project features excellent infrastructure, comprising regular and reliable international air services to Kuching from Kuala Lumpur, Singapore and Indonesia. There are two ports with good dock and storage facilities and main sealed trunk roads from Kuching for delivery of supplies, heavy plant and equipment to the plant site. There is excellent labor and engineering support services. Accessibility is easy with the exploration base being less than 20 minutes drive to the extremities of the project area. Roads within the project area connect all of the important deposits. The area is serviced with power and water.

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

History of Exploration on Bau Gold Property

Historically, Bau Goldfield is considered one of the more important goldfields in Southeast Asia. Operating since 1864, this goldfield has recorded 1.5M oz of gold production. The total historic goldfield production is estimated to be approximately 3.0 M oz of gold. During the early gold rush era (1850s to 1890s), more than 50 mines scattered over an area of approx. 250 km2 were operated by Chinese miners not only mining gold, but also antimony, mercury and native arsenic. The Borneo Company Ltd. introduced one of the world’s first commercial cyanide process in 1898 and successfully operated this until it ceased operations in 1921, by which time it had produced 983,225 ounces of gold, including 438,000 oz from the Tai Parit Mine. From 1921 to the early 1980s, many small mines were operated by local Chinese mining syndicates (“Kongsi”) until the early 1980s when Bukit Young Goldmines SDN BHD (“BYG”) initially started re-treating tailings and later resumed open-pit mining, most notably at Taiton, BYG and Tai Parit Mines, producing close to a further 1.0 M oz of gold.

The Taiton and BYG mine sites currently remain part of the property comprising the Bau joint venture, but the Tai Parit open-pit has since been flooded and returned to the local government as a scenic reserve. The remains of several process plants (including a CIP plant) remain on-site in various stages of dilapidation. An engineering evaluation is required to determine what may be salvageable for future use.

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

2010 Work

Resource drilling focused largely on the Taiton A Zone (Taiton Sector) and is continuing to delineate the resource there. Resource drilling has commenced on the Tabai Zone (Taiton Sector) where exploration drilling located a new mineralized vein.

During the second half of 2010, exploration drilling of new geological and geophysical targets commenced. A separate resource drilling programme, aimed at upgrading the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization also commenced around the same time.

During the year ended December 31, 2010, NBG spent $40,848 on property, plant and equipment acquisitions and $2,551,343 on other capital expenditures.

Upgraded sample processing facilities and an on-site assay laboratory were put into place enabling processing times for samples of 48 hours.

2011 Work

Geological mapping and geophysical modeling continued as did the drilling program that was commenced during the second half of 2010. Since September 2010, a total of approximately 25,700 meters were drilled in 157  holes. A fourth drilling rig was activated on site during the fourth quarter of 2011.

During the third quarter of 2011, the Company moved the Bau project into feasibility phase with the objective of achieving a favorable development decision targeting stage one production of at least 100,000 oz of gold per annum by 2014. Exploration, mining feasibility, and environmental studies were planned to further expand the resource base, determine the best development route and examine the issues involved in developing multiple deposits in a sequential manner. Key development objectives include upgrade of the resource categories for a mining feasibility study. Key exploration objectives are to geologically, geophysically and geochemically define new targets for drilling in order of assessed priority.

As at December 31, 2011, both drilling programs were still in progress, and a new resource estimate was announced during March 2012. The update indicated an approximate 23% gold resource increase at Bau to 913,000 oz Au in the measured and indicated categories and 2,107,000 oz Au in the inferred category. Included in the resource estimate is an upgrade of 349,600 oz of resources from inferred to measured and indicated resource categories. This increase and upgrade derive from the drilling of 19,817 meters in 122 holes during 2011.

During the year ended December 31, 2011, NBG spent $80,858 on property, plant and equipment acquisitions and $5,537,081 on other capital expenditures.

Jugan

The Jugan deposit is the immediate focus for advanced exploration, in order to facilitate early development.

During the third quarter of 2011, 48.1m of drilling was completed in 1 hole. In addition, 673 meters of trenching was completed in 7 trenches, which confirmed a higher grade zone at western end and locally extended the mineralization boundary.

During the fourth quarter of 2011, 3,549.65m of “resource” drilling were completed in 26 holes, which contributed to the new resource estimate announced in March 2012.  Two metallurgical holes were completed and 400kg of sample was sent to SGS Lakefield in Perth for metallurgical test-work. A deep NE trending, steeply NW dipping (fault) structure has been interpreted as the main mineralization control (feeder structure). This will be targeted for deeper drilling in 2012.

Sirenggok

Two holes were proposed to test a resistor anomaly, but have not yet been drilling pending resolution of land access issues.

Taiton

Resource diamond drilling continued throughout 2011, in order to upgrade resources within the Taiton sectior of the Tai Parit Fault structure to measured and indicated categories. A parallel programme of exploration mapping and drilling also investigated a range of other targets within Taiton sector.

Juala

During the second quarter of 2011, two holes were drilled in Arong Bakit quarry, one intersected 2.5m @ 12.13g/t Au and 5.7m @ 1.08g/t Au in skarn veins. Three further holes intersected sparse, intrusive-hosted Cu-Au mineralization. During the third quarter of 2011, 521.6 meters of drilling was completed in 2 holes. Further exploration was deferred to 2012 while the Company prioritized the other targets within the Bau Gold Project, particularly the Jugan deposit.

Bekajang

During the third quarter of 2011, 4,462.3m of drilling was completed in 27 holes. Significant gold values were intersected below and adjacent to the BYG pit. One trench near BYG Pit confirmed anomalous gold at surface.

During the fourth quarter of 2011, the Company conducted 2,305.30 meters of “resource” drilling (15 holes BYDDH28 – BYDDH42). No exploration drilling was conducted during the quarter. Significant gold values were intersected in 3 zones: (i) below the BYG pit, (ii) within a mineralized porphyry to the west of the BYG pit and (iii) within the Krian Fault zone.  Drilling was subsequently suspended in order to focus drilling resources on Jugan deposit.

2012 Work Plan

The Bau mining feasibility study is initially focussed on the Jugan deposit, which is the first of several Bau Central deposits slated for development. Resource drilling to further expand the resource at the Jugan deposit is ongoing. A feasibility study of resources within the Bekajang Sector is also in progress for planned sequential development. Other sectors spread along the 17 km long Bau Central gold trend and are at varying stages of exploration and feasibility assessment. Ongoing drilling and related exploration activities during 2012 are expected to continue expand and upgrade these for subsequent mining feasibility assessment.

Bau Gold Property Main Mineral Occurrences

The Bau resource comprises multiple deposits, all which remain open with potential for further expansion through continuing exploration. The deposits comprise several different mineralization styles

Jugan

This is a near-surface (open-pitable) gold deposit located at the northern end of the Bau Central gold trend. It comprises sediment-hosted, disseminated (Carlin style) mineralization. It is hosted within a thick shale/sandstone sedimentary sequence, which is transected by deep faulting and intruded by dacite porphyry stocks, dykes and sills. The current published resource based on a historic dataset and modelled down to about 70m depth only, has been estimated to contain a NI 43-101/JORC resource of 563,000 oz gold (10,963,000t @ on 1.60 g/t Au) “indicated”, at a lower grade cut of: 0.75 g/t Au). As of December 31, 2011, the current programme had completed 673 metres of trenching in 7 trenches, 3,549.5m of diamond drilling in 26 holes (out of a planned 5,895 meters in 45 holes). Jugan exploration is ongoing and mining feasibility studies are concurrently in progress.

Bekajang

This is an area of intense historic mining where residual near-surface auriferous quartz-carbonate-sulphides, associated with tectonic and hydrothermal breccias and vein-stock-work mineralization zones are developed principally within fault jogs and at major fault intersections. To the immediate west, a separate zone of disseminated (porphyry-gold) style mineralization is now being drilled within an adjacent intrusive stock of dacitic composition. Currently defined resources (at 0.5 g/t Au lowercut) comprise: 1.86Mt @ 2.02 g/t Au, containing 120,400 oz “indicated” and 10.64Mt @ 1.53 g/t Au, containing 524,100 oz “inferred”. Exploration is ongoing and mining feasibility studies are concurrently in progress. All of the currently defined mineralization zones presently remain open-ended, both laterally and at depth.

Sirenggok

This exploration prospect comprises an outcropping porphyry gold deposit with associated gold skarn and quartz-sulphide vein mineralization. Current resources (at 0.5g/t lowercut) are: 8,35Mt @ 1.14 g/t Au, containing 307,000 oz gold “inferred”. This deposit currently remains under-explored, with several known open-ended strike and depth extensions and prospective fault-coincident geophysical and geophysical anomalies yet to be drilled.

Taiton

This exploration prospect comprises more than 2 strike-kilometers of quartz-carbonate vein and vein breccia deposits that have to date been only partially delineated by drilling. Current resources (at lowercuts of 0.5g/t Au for shallow open-pitable zones and 2.0 g/t Au for deeper underground zones) being: 1.52Mt @ 2.75 g/t Au containing 134,000 oz gold “indicated” and 3.42Mt @ 1.75 g/t Au containing 192,000 oz gold “inferred”. These deposits remain under-explored with numerous open-ended depth extensions and a further 3 stike-kilometers of veining yet to be drilled. A number of mineralized intrusive dykes also remain to be further explored.

Juala

This exploration prospect comprises a large intrusive body that locally carries disseminated Cu-Mo-Au mineralization and is also associated with gold skarn and epithermal vein mineralization. Drilling in this area is as yet insufficiently advanced to allow estimation of resources. Further exploration is planned in due course.

Pejiru

This exploration prospect comprises an extensive area of limestone-hosted mineralized collapse breccias and associated cavity fill mineralization along limestone-shale contacts. Current resources (at a lowercut of 0.5g/t Au) comprise: 25.80Mt @ 1.20 g/t Au containing 997,800 oz gold “inferred”. These deposits remain under-explored with numerous open-ended strike and depth extensions and a number of prospective geophysical anomalies yet to be drilled.

Say Seng

This exploration prospect comprises sediment-hosted, disseminated (Carlin style) mineralization, as well as fault-hosted breccia mineralization associated with limestone-shale contacts and cavity fill mineralization where faults transect limestone blocks. Current resources (at a lowercut of 0.5g/t Au) comprise: 1.35Mt @ 1.63 g/t Au containing 70,900 oz gold “inferred”. These deposits remain under-explored with open-ended strike and depth extensions yet to be drilled.

Within the Bau Central gold trend, potential for substantial additional gold resource has been estimated within deposit extensions and adjacent zones that remain as yet unexplored. Further unexplored potential remains within zones beyond the Bau Central gold trend and within two regional tenement blocks (Serian and Rawan).

Bau Gold Property Resource and Reserve Estimates

The central goldfield area has been the principal focus of exploration since commencement of the joint venture in November, 2006. An independent consultant commissioned by Zedex Minerals Limited when they held this mineral interest has formally established a gold resource which has been converted to NI43-101 resource in 2010. This comprises three near-surface deposits (Jugan, Pejiru and Sirenggok), with a subordinate contribution from auriferous tailings at the historic BYG Gold Mine. This 2010 estimate established a NI 43-101 compliant gold resource consisting of 563,000 oz Au in the measured and indicated categories and 1,888,500 oz Au in the inferred category.

The 2010 estimate (by block modeling, using Ordinary Kriging) is based on 1,911 drill holes. Except for the BYG tailings deposit, a 0.75 g/t Au lower grade cutoff was used throughout, whilst the uppercuts ranged from 6.47 g/t Au to 33.13 g/t Au depending upon the grade statistics of individual deposits. The BYG tailings estimate utilized lower and upper cutoffs of 0.5 and 3.3 g/t Au respectively. The 2010 update indicates an approximate 52% gold resource increase at Bau, of which the increase is mainly within Indicated and Inferred categories.

During the second half of 2010, exploration drilling of new geological and geophysical targets commenced. A separate resource drilling program, aimed at upgrading the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization also commenced around the same time. As at December 31, 2011, both drilling programs were still in progress, and a new resource estimate was announced during March 2012. The update indicated an approximate 23% gold resource increase at Bau, to 913,500 oz Au in the measured and indicated categories and 2,108,100 oz Au in the inferred category. 349,600 oz now reported in the measured and indicated categories, were upgraded from the inferred category. This increase and upgrade derive from the drilling of 19,817 meters in 122 holes during 2011.

Refer to the Global Reserves and Resources table at 4D for detail of estimated mineral resources for the Bau Gold Property.

There is no known commercially minable mineral deposit on the property.

Capcapo Gold Property, The Philippines

The Capcapo Gold Property is located north of the prolific Baguio-Mankayan Gold District in the Northern Philippines.  The project area has all the similar epithermal–porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored.

On September 30, 2011, the Company entered into the Capcapo Joint Venture Agreement with AMIC, Jabel Corporation, KMC, and PhilEarth. Pursuant to the Capcapo Joint Venture Agreement, the Company and Philearth (collectively referred to as the “Olympus Consortium”) is entitled to earn a 60% interest in the Capcapo Gold Property. AMIC, one of the Company’s joint venture partners on the Capcapo Gold Property has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a local partnership in the Philippines.

The Capcapo Gold Property Property consists of MPSA 144, which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which is expected to form the subject of a renewal Exploration Permit Application (“EXPA”).

The Capcapo Joint Venture Agreement replaced a Memorandum of Agreement and Supplement to Memorandum of Agreement dated November 23, 2006 among the Company, AMIC and Jabel.

Pursuant to the joint venture agreement, the parties will form a joint venture corporation to be named Abrakadabra Goldfields Corp. (“Abrakadabra”) that will develop, manage and conduct mining operations on the Capcapo Property. Pending incorporation of Abrakadabra and the completion of the third stage of expenditure described below, KMC was appointed as independent contractor of Abrakadabra to conduct exploration and related activities on the Property.

Abrakadabra and Jabel will become co-contractors to MPSA 144. Although Jabel’s name will remain a co-contractor on MPSA 144, Jabel’s only economic interest in the property will be a royalty equal to either 3% of gross value of production or 6% of annual profit of Abrakadabra, whichever is higher.  Aside from the royalty, all of the Capcapo Property’s proceeds shall flow through Abrakadabra.

Upon full exercise of the option, Abrakadabra will be 40% owned by KMC, 20% owned by Philearth and 40% owned by AMIC. KMC’s 40% interest and Philearth’s 20% interest represent the Olympus Consortium’s 60% interest in the property.   Under Philippine law, foreign-owned entities can only hold up to 40% of a MPSA. The Olympus Consortium’s interest is to be earned over three stages as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of the Stage
Stage 1	US$1,000,000	US$400,000
Stage 2	US$2,000,000	US$400,000
Stage 3	US$4,000,000	N/A

Furthermore, the Company paid to AMIC US$300,000 upon the signing of the joint venture agreement and is required to pay a further US$400,000 upon gaining unencumbered access to the property.

The Company is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. A specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has already been achieved. The milestone payment to AMIC consists of a payment of US$2,000,000 and the issuance of 2,000,000 common shares of the Company or common shares having a market value of US$5,000,000, whichever is of lesser value.

The joint venture agreement also grants the Company a right of first refusal over a mineral production sharing agreement held by Jabel over the Patok property, also located in Abra Province, Northern Philippines.

Following the initiation of community consultation in accordance with Philippine laws in the fourth quarter of 2007 and the commencement in the first quarter of 2008 of a formal program of Free, Prior and Informed Consent, undertaken in conjunction with the National Commission on Indigenous Peoples (“NCIP”), all efforts in Capcapo area have concentrated on obtaining Community approval which is required before any further exploration can continue.  Upon the signing of the Capcapo Joint Venture Agreement, efforts in this area have recommenced. As of March 30, 2012, the formal report and community decision was still awaited from the NCIP.

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

Figure 1 Capcapo Regional Setting

Figure 2 Capcapo Local Setting

Capcapo Property Accessibility, Climate, Local Resources, and Infrastructure

The Capcapo property is accessible by road some 45 km southeast from Bangued, the provincial capital. Bangued is 409 road kilometres north of Manila. The Capcapo prospect is traversed by the main Abra-Kalinga road, however access is restricted to foot throughout most of the areas on both the Patok and Capcapo tenements. Old mine and drill access tracks are present, however these are generally heavily eroded. These could provide excellent vehicular access once they are rehabilitated.

The climate is tropical, with marked wet and dry seasons and seasonal exposure to typhoons.

The Capcapo Gold Property is in a rural setting, with only local village resources. Reticulated electricity is available and houses are available for rent.

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

Total cumulative spending on this project as at December 31, 2008 was $865,779 which was capitalized to deferred exploration.  At December 31, 2008 the full $865,779 of capitalized deferred exploration expenditure had been written off.  Management considers this is a prudent measure given the delays in formalizing the joint venture agreement and the economic uncertainty of world markets at present. With the signing of the Capcapo Joint Venture Agreement on September 30, 2011, the Company is seeking to recommence exploration activity in the latter part of 2012. Once the Company gains unemcumbered access to the property, spending will be capitalized pursuant to the Company’s accounting policies.

Capcapo Property Resource and Reserve Estimates

There is no known commercially minable mineral deposit on the property.

Tien Thuan Gold Project, Central Vietnam

The Binh Dinh Provincial Government has granted an investment certificate to the Olympus subsidiary, Binh Dinh New Zealand Gold Company (“BNG”). Pursuant to the investment certificate, Olympus may earn an equity interest of 75% in the Tien Thuan Gold Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Biotan Mineral Joint Stock Company, a Vietnamese corporation, holds the remaining 25% interest in BNG. Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

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

Primary forests have been completely removed by prior milling. The high country comprises secondary natural re-growth of scrubby character. Lowland slopes mostly comprise plantations (cashews, peanuts, paper trees, eucalypts, etc), while the valley floors are mostly occupied cultivated crops (rice, watermelons, etc).

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

2009 Work

During 2009, further geological mapping and the soil survey grid was infilled and extended.

An access road to the summit of Nui Bac Ma and a field base (core shed) were constructed. Further geological reconnaissances were made to the North of Vinh Binh and to Hon Lap and Hon Bong. These revealed both gold and molybdenum potential warranting follow-up exploration. Application was therefore made for a northerly extension of the Tien Thuan Investment Certificate.

2010 Work

Drilling commenced in mid June 2010 in Area One, Bac Ma sector and by the end of December 2010, an aggregated length of 1,212m had been drilled in nineteen holes, specifically at Bac Ma sector (897m in 14 holes), Tien Long (258m in 4 holes) and Vinh Binh (57m in 1 hole). Full assay results were received during the fourth quarter. Results to date indicate that Bac Ma sector mineralization comprises Au-Ag-Cu-Pb-Zn with shear, vein and broad alteration zones within a granite-felsite intrusive complex. These alteration zones contain local quartz stockworks and sheeted veining and vary up to tens of meters in thickness. However, gold grades above 1g/t are primarily confined to the quartz veins. In general, no near-surface potential has yet been found at Bac Ma.

2011 Work

No exploration work was conducted on the Tien Thuan Gold Project in 2011 as the Company focussed its resources on its Bau Gold Property, East Malaysia.

Tien Thuan Property Main Mineral Occurrences

Gold resources have previously been delineated (to pre-JORC status) within four Sectors of the Tien Thuan project area, while BNG exploration subsequently identified additional mineralization areas, as follows:

Nui Bac Ma

Nui Bac Ma, which was the principal focus of BNG’s exploration effort, features a prominent hill with more than 350m of topographic relief. A large quartz vein-swarm transects the hill and is associated with coincident gold, silver, lead, zinc, arsenic and cadmium anomalies in both rocks and soil. The lead, zinc, arsenic and cadmium values show appreciable vertical zonation, while the gold values appear to remain consistent, irrespective of elevation.

Thanh Hoa

The Thanh Hoa vein swarm is parallel to the Bac Ma swarm and lies about 1 km to the east. At least one of this vein swarm appears to be mineralized over a strike length of more than 2km, with appreciable mineralization occurring within the hanging wall. Anecdotal artisan miner narratives suggest that the gold grade in this vein increases with depth.

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

Hon Lap

Hon Lap is collinear with Vinh Binh and is at the northern end of the structural corridor that trends N-S from the Tien Thuan circular depression. A Vietnamese company is currently operating a small-scale underground mine, which produces lead, zinc and pyrite-gold concentrates, primarily by floatation, using equipment of Chinese origin. Although reconnaissance by BNG has revealed float values of up to 20 g/t of gold shedding from one of the main quartz veins, no substantive follow-up work has yet been undertaken.

Other Areas

Reconnaissance of other gold and base metal targets peripheral to the above areas also  recorded positive indicators. These include a 1,100m x 300m, open-ended (>20ppm) Molybdenum-in-soil anomaly coincident with the Tien Long dacitic intrusive and a large tungsten-molybdenum intrusive granite porphyry (peak value 1,400 ppm Mo) within an adjacent valley to the north.

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

GR Enmore Gold Project, New South Wales, Australia

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in an exploration licence covering 290km2 and is earning an 80 percent interest in two exploration licences covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including at Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.

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

Oxide mineralisation extends to a depth exceeding 50m towards the Sunnyside fault. There is limited information beyond the fault, but at least one footwall structure has been identified.  Drilling at Bora has confirmed a NE striking steeply plunging to the NW lode style vein system developed within an extensive mylonite zone comprising milled adamellite locally intensively altered to a quartz ‐ sericite assemblage. Drilling to date has confirmed grade potential to 180m, but with the plunge component additional step out drilling is required. Given the occurrences of eluvial gold along the Bora fault it is highly probable that further dilation zones hosting auriferous lodes exist between Bora and Red Hill (across a topographic divide).

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

During the fourth quarter of 2010, a field reconnaissance was conducted to further assess mineralization indicators. A review assessment report was completed. However, the proposed ongoing programme calling for detailed geological mapping and rock sampling, combined with in-fill soil geochemistry was deferred as the Company explores options for divesting of its interest in the Enmore property in order to focus on the Southeast Asian properties in its portfolio.

During the fourth quarter of 2011, renewal exploration license applications were filed in respect of the two exploration licenses in which the Company has the right to earn an 80% interest. The Company’s 100% exploration license renewal was granted.

GR Enmore Property Resource and Reserve Estimates

There is no known commercially minable mineral deposit on the property.

ITEM 4A:                      UNRESOLVED STAFF COMMENTS

Disclosure under this item is not required for the Company as it is not an accelerated filer, a large accelerated filer, nor a well-known seasoned issuer.

ITEM 5:      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations of the Company for the fiscal years ended December 31, 2011, 2010, 2009, 2008, and 2007, and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report on Form 20-F. Unless indicated otherwise, all references herein are to U.S. dollars.

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for fiscal years ended December 31, 2011 and 2010 and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for fiscal years ended December 31, 2009, 2008 and 2007, which differ substantially from United States generally accepted accounting principles.  Reference is made to Note 19 to the financial statement for the years ended December 31, 2010, 2009, and 2008 for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s annual audited financial statements, respectively. This reconciliation is not required for financial statements prepared under IFRS.  In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

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

At the Company’s Phuoc Son Gold Property, on January 25, 2006, the Company secured a mining license in respect of the Bai Dat and Bai Go deposits (collectively the “Dak Sa Underground”).  The property includes the higher grade Dak Sa Underground Project which has proven and probable reserves and its Bai Dat mine was put into commercial production in the fourth quarter of 2009.  The Company commenced development of a new processing plant in 2010 and it was put into commercial production on July 1, 2011.

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

Phuoc Son Gold Property

In 2011, Olympus completed the construction of its gold processing plant at Phuoc Son, where the first 11.1 kilogram gold dore bar was poured on June 22, 2011.   The new plant, which was put into commercial production on July 1, 2011, has a throughput capacity of approximately 500 tpd, but has been shown to operate without difficulty at 600 tpd.  The principal capital expenditures relating to the new Phuoc Son plant include infrastructure, machinery and equipment and buildings, which total $27 million.

Statistical Results from the Combined Projects:

	2011 Quarters				Annual
	Q1	Q2	Q3	Q4	2011	2010
Tonnes of ore milled	37,163	49,497	74,974	74,647	236,281	138,779
Grade (g/t Au)	4.33	5.32	6.22	9.17	6.57	9.35
Mill recoveries (percent)	75	82	87	91	87	80
Gold produced (ounces)	3,868	6,155	12,996	19,849	42,868	33,234
Gold poured (ounces)	3,868	5,717	12,482	18,994	41,061	29,186
Gold sales (ounces)	4,935	-	7,314	17,000	29,249	29,186

Process Plant – Annual Operating Results for the Combined Projects:

	Bong Mieu	Bong Mieu	Combined	Phuoc Son
	Central	Underground	Bong Mieu	Underground
	(Ho Gan)	(Nui Kem)	Properties	(Bai Dat)	Annual Total	Annual Total
	VN220 & VN250	VN230		VN320	2011	2010
	2011 ($)	2011 ($)	2011 ($)	2011 ($)	$	$
Gold sales	11,177,914	4,662,067	15,839,981	32,136,649	47,976,630	35,986,013
Cost of sales	7,106,287	4,700,184	11,086,471	9,100,413	20,906,884	13,128,584
Amortization	1,359,536	2,426,173	3,785,709	9,391,203	13,176,912	9,110,306
Toll treatment charged to Phuoc Son	(17,756)	-	(17,756)	17,756	-	-
Royalties	444,760	79,358	524,118	5,869,085	6,393,203	4,795,935
Cash operating cost per ounce	1,040	1,569	1,202	469	715	450

During the fourth quarter 2011, Ho Gan accounted for 8% of the total gold production, Nui Kem  accounted for 4% and Phuoc Son accounted for 88%. Mill recovery for Ho Gan and Nui Kem was 72% and 78%, respectively. Mill recovery for Phuoc Son was 93%.

As part of treasury management, gold bullion is now being held rather than sold immediately.  At December 31, 2011, 5,378 oz of gold bullion and 3,351 oz of gold doré bars were on hand.  Gold bullion can be sold and cash transferred within three business days.

During 2011 a total of 29,249 ounces of gold were sold at an average price of $1,640 per ounce for proceeds of $47,976,630.

Effective from July 2010 all silver is immediately sold to Argor-Heraeus SA (“Argor”) while gold is held on account for the Company and sold on the spot market using Auramet as agents for the transaction.  Argor continues to provide refining services to the company.  From January 1, 2011 the Vietnese government imposed an export tax on unrefined gold exported, therefore the company is trialing refinery services in Vietnam which enables 99.99% gold to be shipped out of the country without incurring the export tax. The trialing process was completed in 2011, and the Company continues to use local refineries. No binding agreement has been put in place with the refineries in Vietnam. All gold and silver is shipped to Argor in Switzerland for final assessment.

Phuoc Son Gold Property

On January 25, 2006, the Company received approval of its Mining Licence and on January 10, 2008, the Company received the exploration license that replaced the expired license for the Dak Sa Underground deposits located on the Phuoc Son property. On March 26, 2008 the Company received a positive independent “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam” (the “Technical Report) authored by independent mining and geological consultants. The full text of the report is available on Sedar website (www.sedar.com). The Company commenced development of the project with a mix of self funding through toll treatment of ore at the Bong Mieu plant and external financing.   The Bai Dat mine was put into commercial production in the fourth quarter of 2009.   The Company commenced development of a new processing plant in 2010, and commission it in the second quarter of 2011.

Management’s Discussion and Analysis for the years ended December 31, 2011 and 2010 (amounts in accordance with IFRS)

Results of Operation

	2011	2010	% Change	Comments on variances
Sales	47,976,630	35,986,013	33%
The Company sold 29,249 ounces of gold in 2011 (at an average realized price of US$1,640 per ounce, an increase of $407 per ounce on the average price in 2010).  Sales increased due to higher average prices in 2011.

Cost of sales	20,906,884	13,213,918	58%	Increased in 2011 due to the new Phuoc Son plant being in use for 6 months (different operating costs to the Bong Mieu Plant).
Amortization	13,410,876	8,974,079	49%	Increased in 2011 due to depreciation for new Phuoc Son plant and higher amortization for mine underground development costs.
Corporate and administrative expenses	10,947,423	8,453,673	29%
Increased year to date largely due to increased management fees, increased marketing expenses, increased international travel related to management oversight of new projects and new Phuoc Son plant, and increased costs related to raising of finance in 2011.

Stock-based compensation	1,277,892	1,876,574	-32%	Decreased due to changes in the stock price at the time of valuation in 2011 compared with 2010.
Interest and accretion on term loans	6,975,083	1,321,122	428%	Increased as a result of the new debt facilities.
Derivatives-fair value revaluation	(16,351,957)	9,886,791	-265%	Fluctuates with market prices of underlying valuation factors such as the gold price, share price, volatility and risk-free rates.
Royalty expense	6,393,203	4,795,935	33%	Royalties paid to Government increased due to higher sales values.

Management’s Discussion and Analysis for the years ended December 31, 2009 and 2008 (amounts in accordance with Canadian GAAP)

Results of Operation

The Bong Mieu Central mine went into commercial production effective October 1, 2006. The Bong Mieu Underground mine went into commercial production effective April 1, 2009.  The Phuoc Son mine went into commercial production effective October 1, 2009. During the year ended December 31, 2009, a total of 24,198 ounces of gold were sold for proceeds of $24,328,860 during 2009 of which 8,489 ounces with proceeds of $7,928,120 were netted against deferred development costs for projects while they were not in commercial production. Comments on selected items from our Consolidated Statements of Operations are noted in the table:

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

Management’s Discussion and Analysis for the year ended December 31, 2008 and 2007 (amounts in accordance with Canadian GAAP)

Results of Operation

The Bong Mieu plant went into commercial production effective October 1, 2006. Since September 30, 2006, the Bong Mieu Central mine no longer defers costs net of revenues as the mine is in commercial production. During the year ended December 31, 2008, a total of 10,910 ounces of gold were sold for proceeds of $9,580,803 during 2008 of which 2,826 ounces with proceeds of $2,305,373 were netted against deferred development costs for projects that were not in commercial production.

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

As at December 31, 2011, the cash and cash equivalents’ balance was $8,730,248 compared to $4,105,325 as at December 31, 2010.  In the first quarter of 2011, the Company raised funds of US$5,498,220 net of costs, through newly issued equity. In the second quarter of 2011, the Company raised funds of US$28,732,255, net of costs, by the issue of convertible notes. In 2010 the company raised funds of US$15,841,667, net of costs, through newly issued equity. In March 2010, the Company obtained private placement funding of CAD$12,750,000 through issuance of convertible promissory notes. In June, 2010 the Company completed a private placement of Gold Delivery Notes, resulting in gross proceeds to the Company of US$21,960,000.

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

During the year ended December 31, 2011, the Company spent $10,108,738 (2010: $21,974,982) on acquisition of property, plant and equipment and $16,051,004 (2010: $11,876,238) on other capital expenditures.

5C. Research and development, patents and licenses, etc.

The Company holds an Investment Certificate and a Mining Licence covering 30 km2 within the Bong Mieu Gold Property area. The Investment Certificate area contains three deposits: Bong Mieu Central and Bong Mieu East (open-pit deposits) and Bong Mieu Underground. The Company has applied for a two year renewal of its exploration license over a 18.5 km2 area in the Bong Mieu project area, in Quang Nam Province, Vietnam. Officers of the Department of Geology and Minerals of Vietnam and the Quang Nam Department of Natural Resources and Environment completed their inspection in this regard. Currently, Bong Mieu is working with the Phu Ninh District Peoples Committee, Quang Nam Department of Culture and Tourism and other departments to agree upon the boundary and license area application.

At Phuoc Son, the Company holds an investment certificate covering a 70 km2 area and a mining license on the Dak Sa deposits. The Dak Sa Underground Project is currently comprised of two deposits, the North (Bai Go) and South (Bai Dat) deposits. The Company has applied for a two year renewal of its exploration license over a 28 km2 area in the Phuoc Son project area, pending agreement on definition of boundaries. It is currently expected that the exploration license will be renewed. The trucking permit for Dak Sa ore expired on December 31, 2010, but was renewed effective March 15, 2011 until May 30, 2011. The Company no longer requires a trucking permit as Phuoc Son ore is now processed at the new Phuoc Son plant.

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

Production and sales trends are as follows:

	2011	2010	2009
Ounces produced	42,868	33,234	24,317
Sales US$	47,976,630	35,986,013	24,328,860
Average sales price	1,640	1,233	1,005

5E. Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

5F. Tabular Disclosure of Contractual Obligations as at December 31, 2011

Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter

Capital lease obligations	354,312	354,312	-	-	-	-
Operating leases	509,546	442,952	66,594	-	-	-
Purchase obligations - supplies & services	5,474,250	5,474,250	-	-	-	-
Purchase obligations - capital	1,280,284	1,280,284	-	-	-	-
Asset retirement obligations	1,715,959	436,968	683,519	553,364	42,108	-
Total	9,334,351	7,988,766	750,113	553,364	42,108	-

In the normal course of business, the Company may be subject to various legal claims.  Provisions are recorded where claims are likely.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6A. Directors and Senior Management

At March 30, 2012 the Company’s directors and executive officers were as follows:

Name & Place of Residence	Title	Date of Birth	Date of First Election or Appointment	Term of Office of the Directors
David A. Seton (Hanoi, Vietnam)	Executive Chairman and Director	Dec. 13, 1955	Aug. 23, 1996	Expires at 3rd AGM following June 6, 2011 AGM
Jon Morda (Ontario, Canada)	Director	Jan. 13, 1952	Aug. 16, 2005	Expires at 3rd AGM following May 11, 2010 AGM
Kevin M. Tomlinson (Richmond, United Kingdom)	Deputy Chairman and Director	May 2, 1960	Jan. 17, 2012	Expires at 2012 AGM
Leslie Robinson (Wellington, New Zealand)	Director	Aug 31, 1960	Dec 17, 2009	Expires at 3rd AGM following May 11, 2010 AGM

John A.G. Seton (Auckland, New Zealand)	Chief Executive Officer	Jan. 10, 1963	July 7, 1999	n/a
S. Jane Bell (Auckland, New Zealand)	Chief Financial Officer	July 27, 1967	Dec. 17, 2009	n/a
Peter Tiedemann (Auckland, New Zealand)	Chief Information Officer	Sept 18,1942	July 25, 2006	n/a
Charles Barclay (Suva, Fiji)	Chief Strategy Officer	Dec. 18, 1950	July 13, 2006	n/a
Klaus Leiders (Obernzell, Germany)	Chief Operating Officer	Jan. 9, 1956	Sep. 24, 2011	n/a
Paul Seton (Auckland, New Zealand)	Chief Commercial Officer	Oct 10, 1953	Dec. 17, 2009	n/a
James Hamilton (Orangeville, Canada)	VP – Investor Relations	Oct. 7, 1951	Nov. 16, 2005	n/a
Jeffrey D. Klam (Toronto, Canada)	General Counsel and Corporate Secretary	February 22, 1976	March 7, 2012	n/a

A brief education and relevant work history of the Directors and Executive Officers follows:

David A. Seton, Executive Chairman of the Board of Directors

Mr. David Seton has been affiliated with the Company in various capacities since 1996.  He has served as Chairman of the Board of Directors since August 23, 1996.  He is responsible for the overall coordination of strategic planning as Executive Chairman and a Director. Mr. Seton has also served as a director or managing director of a number of companies listed on the New Zealand and Australian Stock Exchanges in both the mining and non-mining industries. He is the Chairman of Polar Star Mining Corporation, a Canadian gold exploration and development company which trades on the TSX. He has over 20 years’ business experience in Vietnam and over 30 years’ experience in the mining industry. David Seton holds a Bachelor of Law from Victoria University Wellington. David Seton is the brother of John Seton and Paul Seton.

Jon Morda, Director

Jon Morda has a Bachelor of Arts degree from the University of Toronto (1975) and is a member of the Institute of Chartered Accountants of Ontario (1980). He has over 20 years’ experience in the mining industry, with several positions as Chief Financial Officer of mineral exploration and gold producing companies listed on the TSX. Mr. Morda recently retired as Chief Financial Officer of Alamos Gold Inc. in Toronto, a mineral exploration and gold producing company listed for trading on the TSX. He currently is a director of Kootenay Silver Inc. (TSX-V).

Kevin M. Tomlinson, Deputy Chairman of the Board of Directors

Kevin Tomlinson has over 30 years of international mining experience, having worked in several key management positions in the mining and energy sectors. Major tenures have been as Manager Regional Exploration for Plutonic Resources, CEO of Austminex NL, Head of Research at Hartleys Australia, Director of Natural Resources at Williams de Broë and Managing Director, Investment Banking for Westwind Partners/Thomas Weisel/Stifel Nicolaus in London and Toronto.  He is currently a board member of Centamin Egypt Limited (LSE and TSX) and Samco Gold Limited (TSX-V). He has previously served as Chairman of Medusa Mining (ASX, AIM, and formerly TSX) and Dragon Mountain Gold (ASX).   He holds a M.Sc. in Structural Geology, has completed a postgraduate finance diploma, and is a Liveryman of the Worshipful Company of International Bankers, a Freeman of London and a Fellow of the Chartered Institute for Securities & Investment.

Leslie Robinson, Director

Leslie Robinson has over 20 years experience in the financial markets sector, most recently as a senior manager with one of Australia’s leading banks where he specialized in corporate and institutional advisory work. He holds a Bachelor of Commerce (Honors) degree.

John A.G. Seton, Chief Executive Officer

John Seton has over 20 years’ experience in the resources industry, is a former President of Olympus Pacific Minerals, Inc., and has extensive business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council. He is a director of Manhattan Corporation Limited (ASX:MHC) and  has been a director and chairman of a number of companies listed on the Australian Securities Exchange and the New Zealand Stock Exchange.  John Seton holds a Bachelor of Law from Victoria University Wellington and a Master of Law (Honours) from the University of Auckland.  John Seton is the brother of David Seton and Paul Seton.

S. Jane Bell, Chief Financial Officer

Ms. Bell has a Bachelor of Commerce degree from Lincoln University. She obtained her CA designation with the NZ institute of Chartered Accountants in 1989. Ms. Bell spent eight years in compliance work with KPMG in New Zealand and the Cayman Islands, leaving as business services manager. Since then she has been involved in a management capacity with a number of organisations dealing with corporate finance, regulation and governance. Jane has in conjunction with her finance roles been the company secretary for several companies and has for over 15 years served on or reported to corporate boards.

Peter Tiedemann, Chief Information Officer

Peter Tiedemann has been involved in various capacities with the Company since July 25, 2006.  He received a Bachelor of Commerce degree from the University of Auckland and has considerable financial and consulting experience spanning some 40 years. He has worked with a wide range of companies including Fortune 500 corporations: Canon NZ, Pitney Bowes NZ and DRG New Zealand Ltd.  Since January 2012, Peter spends about 20% of his time on Olympus Pacific Minerals Inc.

Charles Barclay, Chief Strategy Officer

Charles Barclay is a former member of the association of Mine Managers of South Africa. He has 40 years’ experience in the gold mining sector, of which 30 years have been in senior management roles in developing jurisdictions.  After leaving the role of COO of Emperor Mines, Fiji, in 2000, he worked in Malaysia and Papua New Guinea as an independent consultant designing mines and constructing one before joining Olympus in February 2006.

Klaus Leiders, Chief Operating Officer

Klaus Leiders is a professional mining engineer whose extensive experience covers both underground and open pit mining methods around the world. Klaus has managed projects in the Dominican Republic, Guyana, Nigeria, Romania, China, North Korea, and, most recently, the Kumtor gold mine in Kyrgyzstan. Mr. Leiders has a flawless health and safety record and no environmental incidents in his twenty-four years of operational management. He has 35 years mining operations experience and holds a B.Sc (Mechanical Eng.) and a M.Sc. (Mining Eng). Mr. Leiders joined Olympus in 2011.

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

James Hamilton, Vice President – Investor Relations

James Hamilton has an Ontario Associate Diploma in Agriculture from the University of Guelph (1972). He has 30 years’ experience in sales and marketing and has held several senior sales positions throughout his career. Prior to joining the Company, he was Sales Manager for UAP Canada Inc. (Div. of ConAgra) where he led sales and marketing efforts for this agribusiness company. Mr. Hamilton spent several years in the Canadian potash industry and was the Canadian Sales Manager for the Potash Co. of America, Div. Rio Algom Ltd. from 1983 through 1993. Mr. Hamilton also served the Potash Corporation of Saskatchewan from 1978 to 1983 as their Eastern Canadian Sales Manager. James was active within the industry's association serving The Canadian Fertilizer Institute (CFI) as Chairman of the Transportation Committee and the CFI's Vice Chairman for one term.  Mr. Hamilton has served Olympus Pacific Minerals Inc. since November 2005.

Jeffrey D. Klam, General Counsel & Corporate Secretary

Jeffrey Klam is a lawyer called to the bar in Ontario, Canada in 2002 and is a member of the Law Society of Upper Canada. He practiced as an associate with Fasken Martineau DuMoulin LLP from 2002 to 2007 with a focus on corporate and securities law and mining finance. He subsequently joined the Ontario Securities Commission as Legal Counsel in the Corporate Finance Branch. Mr. Klam joined the Company in 2011. Mr. Klam holds a Bachelor of Arts (political science) from McGill University and a LL.B. from Osgoode Hall Law School.

Zedex Merger and the Company’s Senior Management and Board of Directors

On November 10, 2009 the Company announced its intention to merge with Zedex.  At a Special General Meeting of Zedex’s shareholders held on December 17, 2009 Zedex’s shareholders approved the merger. On January 12, 2010, the Company and Zedex amalgamated.  Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus on December 17, 2009.  Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Olympus (currently Chief Commercial Officer) and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice President Finance for Olympus (currently Chief Financial Officer).

6B.	Compensation

All amounts shown in the table below are denominated in Canadian dollars as the compensation contracts of Directors, Management and Employees for the year ended December 31, 2011 were also denominated in Canadian dollars.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation (CAD$)
		Salary (CAD$) (1)	Bonus (CAD$)	Other Annual Compen- sation (CAD$)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)(2)	Restricted Shares or Restricted Share Units (CAD$)	LTIP Payouts (CAD$)
David A. Seton(3) Executive Chairman	2011	320,000	213,333	N/A	1,562,537	N/A	N/A	N/A
John A. G. Seton(4) Chief Executive Officer	2011	274,083	173,412	Nil	1,415,444	N/A	N/A	N/A
Jon Morda Director	2011	37,000	Nil	Nil	128,720	N/A	N/A	N/A
Douglas Willock(5) Director	2011	37,000	Nil	Nil	128,720	N/A	N/A	N/A
Leslie Robinson Director	2011	37,000	Nil	N/A	128,720	N/A	N/A	N/A
S. Jane Bell Chief Financial Officer(6)	2011	168,333	77,333	N/A	557,602	N/A	N/A	N/A
Peter Tiedemann Chief Information Officer	2011	190,000	101,333	N/A	317,092	N/A	N/A	N/A
Paul Seton Chief Commercial Officer	2011	231,000	123,200	N/A	520,846	N/A	N/A	N/A
Charles Barclay(7) Chief Strategy Officer	2011	220,000	117,333	N/A	496,044	N/A	N/A	N/A
Klaus Leiders(8) Chief Operating Officer	2011	55,000	29,333	50,000	397,671	N/A	N/A	N/A
James Hamilton VP Investor Relations	2011	148,000	59,200	N/A	173,615	N/A	N/A	N/A

NOTES:

(1)	All officer compensation packages are denominated in Canadian Dollars.
(2)	Figures represent options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.
(3)	Mr. David A. Seton relinquished the position of Chief Executive Officer effective August 16, 2011. He continues to serve as Executive Chairman.
(4)
Mr. John A. G. Seton was appointed Chief Executive Officer effective August 16, 2011. Prior to that Mr. Seton served in the capacity of Chief Financial Officer. Mr. Seton resigned as a director effective February 15, 2012.

(5)	Mr. Doug Willock resigned as a director effective January 17, 2012.
(6)	Ms. S. Jane Bell was appointed Chief Financial Officer effective August 16, 2011. Prior to that Ms. Bell served in the capacity of Vice-President, Finance.
(7)	Mr. Charles Barclay was appointed Chief Strategy Officer effective September 26, 2011. Prior to that he served in the capacity of Chief Operating Officer.
(8)	Mr. Klaus Leiders was appointed Chief Operating Officer effective September 26, 2011.

Management Services Agreements

The Company has entered into management services agreements (each a “Management Agreement” or “Agreement”) with its senior executive officers (each, an “Executive”) that provide for specific benefits in the event that executive’s employment is terminated voluntarily by the Executive or by the Company with or without cause or as a result of a change of control, or a material change in responsibilities following a change of control.  A summary of these benefits follows.

Termination

The Executive may terminate his or her Management Agreement and the services being provided by it thereunder by giving the Company at least three (3) months prior written notice (the “Executive’s Termination Notice”), provided that the Company shall have the right to give written notice to the Executive that the Company is waiving the full notice period and is permitting the agreement and the services of the Executive to be terminated upon a date that is less than three months after the date of the Executive’s Termination Notice as determined by the Company (the “Company’s Termination Notice”) and further provided that all salaries or fees payable to the Executive or the Executive’s management company, and all other obligations of the Company to the Executive hereunder shall cease upon the date specified in the Executive’s Termination Notice or the Company’s Termination Notice, whichever is applicable.

The Executive shall be entitled to terminate his/her management agreement immediately upon serving written notice to the Company in the event that

1) a receiver or liquidator is appointed in respect of the Company; or

2) the Company fails to pay any moneys payable thereunder within fourteen (14) calendar days of the due date and shall further fail to pay such moneys within fourteen (14) calendar days of receiving written notice of such failure from the Executive.

Pursuant to the Management Agreements, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement, change of control or change in the Executive’s responsibilities, as applicable.  An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2011, is set out in the table below and is more fully described in the section that follows:

Triggering Event
Executive	Resignation or Retirement	Termination without Cause	Change of Control/Material Change in Reponsibilities
David Seton	Nil	$160,000	$645,000(1)
John Seton	Nil	$152,500	$600,000(1)
S. Jane Bell	Nil	$90,000	$180,000(3)
Peter Tiedemann	Nil	$95,000	$285,000(2)
Charles Barclay	Nil	$110,000	$330,000(2)
Klaus Leiders	Nil	$110,000	$110,000(4)
Paul Seton	Nil	$115,000	$557,500(1)
James Hamilton	Nil	$74,000	$148,000(3)
Jeffrey D. Klam	Nil	$43,750	$87,500(4)

(1)	equivalent to 30 months’ salary
(2)	equivalent to 18 months’ salary
(3)	equivalent to 12 months’ salary
(4)	equivalent to 6 months’ salary

The Company may at any time terminate a Management Agreement and the engagement of the Executive without cause. In this event the Company shall be obligated to pay the Executive the amounts set out above. Such payment shall be payable on the fifth calendar day following the date of the notice of termination (the “Company’s Notice of Termination”) and shall consist of the following:

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

The Company may at any time terminate the services of the Executive and his/her Management Agreement for any just cause that would in law permit the Company to, without notice, terminate the Executive, in which event the Executive shall not be entitled to the payments set forth above, but shall be entitled to receive the full amount of the Executive’s fees due through to the date of the notice of termination plus reimbursement of any allowable expenses.

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

On an executive’s termination for any reason, the Executive agrees to deliver up to the Company all equipment, documents, financial statements, records, plans, drawings, papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in its possession or under its control.

The Management Agreements provide that the Executive shall have a special right to terminate its engagement with the Company for good cause at any time within twelve (12) months of a “Takeover of Control of the Company” (as defined in the Management Agreement) by giving notice of its resignation in writing to the Board. The notice of resignation must be in writing, must cite the Takeover of Control Provision, and must contain at least one month’s notice and not more than two (2) months notice. The Executive will not receive any payment unless a notice of resignation is provided to the Company or a notice of termination is provided by Company. The Executive must exercise this right within twelve (12) months of the Takeover of Control. The Company shall be obligated to provide the Executive with a payment on the fifth calendar day following the earlier of the last calendar day specified in the notice of resignation or the notice of termination, as applicable, and the date the Executive actually ceases to be employed by the Company (the “Date of Resignation”) which shall consist of the following:

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

(ii) in lieu of further fees for periods subsequent to the Date of Resignation, a payment equal to the number of months set out in the above table at the rate of the Executive’s then existing annual fee and incentive bonus; and

(iii) in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the Executive under the Company’s incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth calendar day following the Date of Resignation, which options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate difference between the exercise price of all options held by the Executive, whether or not then fully exercisable, and the higher of (i) the average of the closing prices of the Company’s common shares as reported on the TSX (or such other stock exchange on which the Company’s shares may be listed) for thirty (30) calendar days preceding the Date of Resignation or (ii) the average price actually paid for the most highly priced one percent (1%) of the Company’s common shares, however and for whatever reason by any person who achieves a Takeover of Control of the Company; and

(iv) the Executive shall have the right, exercisable up to the fourth calendar day following the Date of Resignation, to elect to waive the application of the provisions regarding stock options, following the Date of Resignation. The Executive may exercise this election on or before 5:00 p.m. Toronto time on such fourth calendar day by delivering a notice in writing to the Company of such waiver whereupon:

•
in accordance with the Company’s stock option plan, the Executive’s unvested options on shares of the Company shall immediately vest and the Executive’s vested options on shares of the Company will expire within ninety (90) days of the Date of Resignation; and

•	the Company shall be relieved of any obligation in connection with termination of the Executive’s engagement to make the payment referred to in subparagraph (iii) immediately above.

In such event, the Executive agrees to accept such compensation in full satisfaction of any and all claims the Executive has or may have against the Company and the Executive agrees to execute and deliver a full and final release in writing of the Company with respect to the same upon payment of said sum, except monies owing by either party to the other up to the Date of Resignation.

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

Stock Option Plan

On September 12, 2003, the Company adopted a stock option plan (the “Plan”) which was re-approved by its shareholders on June 16, 2006. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. On May 11, 2010, the shareholders reapproved the existing stock option plan.  Under the current plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

1.           The maximum number of options that can be issued at any one time cannot be higher than 12% of the Company’s issued and outstanding share capital (on a non-diluted basis).

2           Options are subject to an accelerated expiry term (the “Accelerated Term”) for those options held by individuals who are no longer associated with the Company. The Accelerated Term requires that options held by individuals who resign or are terminated from the Company expire on the earliest of: (i) the original expiry term; (ii) 90 days from the date of resignation or termination; or (iii) the date provided for in the employment or consulting agreement between participant and the Company; provided that shareholder approval is required if this would cause the options to extend beyond original expiry.

3.           The maximum number of shares that may be reserved for option grants to any one individual insider in any 12 month period may not exceed 5% of the common shares issued and outstanding (on a non-diluted basis) on the date of grant;

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

7.           Subject to the policies, rules and regulations of any lawful authority having jurisdiction (including the TSX), the Board may, at any time, without further action by its shareholders, amend the Plan or any option granted thereunder in such respects as it may consider advisable.  The Board may not, however, without the consent of a Plan participant, alter or impair any of the rights or obligations under an option previously granted.  No common shares of the Company shall be issued under any amendment to this Plan unless and until the amended Plan has been approved by the TSX.  The Plan may be abandoned or terminated in whole or in part at any time by the Board, except with respect to any option then outstanding under the Plan

8.           The exercise price of any option granted shall be determined by the Board but shall not be less than the volume weighted average trading price of the common shares on the TSX, or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the five trading days immediately prior to the date of grant (or, such other price required by the TSX) (calculated by dividing the total value by the total volume of securities traded for the relevant period).

9.           Upon the announcement of any form of transaction (a “Change of Control Transaction”) which, if completed, would constitute a change of control and under which common shares of the Company are to be exchanged, acquired or otherwise disposed of, including a take-over bid, or tender offer made for all or any of the issued and outstanding common shares, the Company shall, as soon as practicable following the announcement of such Change of Control Transaction, notify each Plan participant currently holding an option of the Change of Control Transaction, and all options of such participant which have not vested shall be deemed to be fully vested and exercisable solely for purposes of permitting the participant to exercise such options in order to participate in the Change of Control Transaction in respect of the common shares thereby acquired.

During the year ended December 31, 2011, 6,235,733 options were issued and valued for accounting purposes throughout the year using the Black-Scholes calculation, at $1,554,642.  These options have various exercise prices of between CAD$0.52 and CAD$0.72.    The exercise price of these and most of the other outstanding options was determined using the volume weighted average trading price of the common shares on the TSX, or another stock exchange where the majority of the trading volume and value of the listed shares occurs, for the 5 trading days immediately prior to the date of grant plus a premium of 30%. With the exception of grants of options to directors which vest upon the receipt of shareholder approval for the grant, options granted during the year ended December 31 2011 vested upon issuance.

6C. Board Practices

The directors are serving terms of three years.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee, each of whom is independent, are as follows:  Jon Morda (Chairman), Leslie Robinson, and Kevin M. Tomlinson.

The Company’s Compensation Committee is comprised of three independent directors: Kevin M. Tomlinson (Chairman), Leslie Robinson and Jon Morda.

The Corporate Governance Committee is comprised of Leslie Robinson (Chairman), David Seton and Kevin M. Tomlinson. Two of the three members are independent.

Audit Committee

The primary objective of the Company’s Audit Committee is to act as a liaison between the Board and the Company’s independent external auditors and to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	the Company’s financial reporting and disclosure requirements,

(b)	the Company’s compliance with legal and regulatory requirements,

(c)	external and internal audit processes and the qualification, independence and performance of the Auditors, and

(d)	the Company's risk management and internal financial and accounting controls, and management information systems.

The Audit Committee is responsible for the Company’s financial reporting and disclosure. This includes reviewing the Company’s annual audited financial statements (including the Auditors’ report thereon), the interim financial statements and the related management’s discussion and analysis as well as financial information contained in any prospectus, annual information form, annual report to shareholders, management proxy circular, material change disclosure or press release of a financial nature. The Committee is also responsible for considering issues regarding accounting principles used in the preparation of the Company’s financial statements.

The Audit Committee also performs a risk management function and maintains oversight of the Company’s internal controls including reviewing the scope and plan of the work to be done by the Company’s financial and accounting group and the responsibilities, budget and staffing needs of such group as well as periodically reviewing the adequacy and effectiveness of the Company’s system of internal control and management information systems. The Audit Committee also implements and reviews policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

The Audit Committee maintains primary responsibility for the relationship with the Company’s external auditors and recommends to the Board the independent auditors to be nominated for appointment at shareholder meetings.

Finally, the Audit Committee maintains oversight of the accounting principles used in the preparation of the Company’s financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof, and considers, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the external auditors or management.

Compensation and Benefits Committee

The primary objective of the Company’s Compensation and Benefits Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)	the establishment and ongoing review of compensation policies including all incentive and equity based compensation policies,

(b)
the performance evaluation of the Company’s Executive Chairman, the Chief Executive Officer and the Chief Financial Officer, and determination of the compensation for the board of directors and all officers of the Company including approving awards under any incentive or equity based compensation plans, including the Company’s stock option plan, and

(c)	succession planning, including the appointment, training and evaluation of senior management.

In fulfilling its oversight responsibility, the Compensation and Benefits Committee reviews and approves on an annual basis corporate goals and objectives relevant to the performance of the Company’s Executive Chairman, the Chief Executive Officer and the Chief Financial Officer and evaluates performance in light of those goals and objectives. The Compensation and Benefits Committee also establish compensation policies for the directors and officers of the Company that reflect their respective duties and responsibilities, are competitive in attracting and retaining people of the highest quality, align the interests of the directors and officers with the Company’s shareholders, are based on established corporate and individual performance objectives and that promote transparency and fairness in the determination of compensation.

The Compensation and Benefits Committee also administers the Company's stock option plan and determines the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements.

6D. Employees

	2009	2010	2011
Vietnam	600	1,258	1,594
Elsewhere Worldwide	5	26	24
Total	605	1,284	1,618

The Company employs a significant number of temporary employees. The average number of temporary employees for 2011 was approximately 89, of which 80 were based in Vietnam and 9 based outside of Vietnam.

The Company also engages external suppliers who provide their own employees to fulfill service and maintenance contracts at the project sites in Vietnam.

6E. Share Ownership

The following table shows the shareholdings of the Directors and Senior Management of the Company as at March 15, 2012.

Title of Class	Name of Beneficial Owner	Common Shares Held	Options Vested or Vesting within 60 days	Beneficial Ownership	Percent of Class
Common	David A. Seton(1)	5,590,133	4,945,155	10,535,288	2.77%
Common	John A. G. Seton(2)	5,220,107	5,537,696	10,757,803	2.83%
Common	Jon Morda	45,088	1,628,720	1,673,808	0.43%
Common	Les Robinson	2,387,005	2,295,387	4,682,392	1.23%
Common	S. Jane Bell	333,377	1,043,633	1,377,010	0.49%
Common	Charles Barclay	1,479,292	1,792,307	3,271,599	0.86%
Common	Klaus Leiders	Nil	397,671	397,671	0.10%
Common	Paul Seton	130,530	3,222,073	3,352,603	0.88%
Common	Peter Tiedemann	687,732	1,491,776	2,179,508	0.57%
Common	James Hamilton	898,012	1,047,878	1,945,890	0.51%
Common	Jeffrey D. Klam	100,000	-	100,000	0.02%

The following table shows the securities convertible into common shares held by the Directors and Executive Officers of the Company as at March 30, 2012.

Name	Number of Common Shares	Exercise Price	Grant Date	Expiration Date
		CDN $
David A. Seton	1,809,000	0.40	Jun 18, 2008	Jan 1, 2013
	1,573,618	0.40	Jan 4, 2010	Dec 31, 2014
	810,938	0.72	Jan 7, 2011	Dec 31, 2015
	751,599	0.532	Sep 26, 2011	Sep 25, 2016
	500,000	0.52	Feb 15, 2012	Feb 14, 2017
	722,872	0.52	Feb 15, 2012	Feb 14, 2017
	2,700,000	0.33	March 14, 2012	March 13, 2017
John A. G. Seton	625,000	0.5742	Jan 12, 2010	Jun 15, 2012
	1,000,000	0.40	Apr 1, 2010	Apr 1, 2015
	750,000	0.42	Apr 1, 2010	Apr 1, 2015
	750,000	0.60	Apr 1, 2010	Apr 1, 2015
	997,252	0.45	Sep 1, 2010	Dec 31, 2014
	540,625	0.72	Jan 7, 2011	Dec 31, 2015
	254,213	0.515	Aug 15, 2011	Aug 14, 2016
	620,606	0.532	Sep 26, 2011	Sep 25, 2016
	1,000,000	0.52	Feb 15, 2012	Feb 14, 2017
	900,000	0.33	March 14, 2012	March 13, 2017

Leslie Robinson	500,000	0.40	Jan 4, 2010	Dec 31, 2014
	166,667	0.87278	Jan 12, 2010	Apr 30, 2012
	750,000	0.42	Apr 1, 2010	Apr 1, 2015
	750,000	0.60	Apr 1, 2010	Apr 1, 2015
	128,720	0.72	Jan 20, 2011	Dec 31, 2015
	250,000	0.52	Feb 15, 2012	Feb 14, 2017
Jon Morda	750,000	0.42	Apr 1, 2010	Apr 1, 2015
	750,000	0.60	Apr 1, 2010	Apr 1, 2015
	128,720	0.72	Jan 20, 2011	Dec 31, 2015
	250,000	0.52	Feb 15, 2012	Feb 14, 2017
	315,000	0.33	Mar 14, 2012	Mar 13, 2017
Kevin Tomlinson	1,250,000	0.42	Jan 17, 2012	Jan 16, 2017
	1,750,000	0.52	Feb 15, 2012	Feb 14, 2017
S. Jane Bell	104,167	0.91872	Jan 12, 2010	Apr 30, 2012
	104,167	0.80388	Jan 12, 2010	Sep 28, 2013
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
	128,720	0.72	Jan 7, 2011	Dec 31, 2015
	190,279	0.515	Aug 15, 2011	Aug 14, 2016
	238,603	0.532	Sep 26, 2011	Sep 25, 2016
	250,000	0.52	Feb 15, 2012	Feb 14, 2017
	25,000	0.52	March 7, 2012	Feb 14, 2017
Peter Tiedemann	208,333	0.5742	Jan 12, 2010	Apr 30, 2012
	426,000	0.40	Jun 12, 2008	Jan 1, 2013
	170,088	0.12	Jan 2, 2009	Jan 2, 2014
	370,263	0.40	Jan 4, 2010	Dec 31, 2014
	257,441	0.72	Jan 7, 2011	Dec 31, 2015
	59,651	0.532	Sep 26, 2011	Sep 25, 2016
	250,000	0.33	March 14, 2012	March 13, 2017
Charles Barclay	500,000	0.65	Aug 15, 2007	Aug 15, 2012
	426,000	0.40	Jun 18, 2008	Jan 1, 2013
	370,263	0.40	Jan 4, 2010	Dec 31, 2014
	257,441	0.72	Jan 7, 2011	Dec 31, 2015
	238,603	0.532	Sep 26, 2011	Sep 25, 2016
	250,000	0.52	Feb 15, 2012	Feb 14, 2017
	170,088	0.52	Feb 15, 2012	Feb 14, 2017
Klaus Leiders	397,671	0.532	Sep 26, 2011	Sep 25, 2016
	200,000	0.52	Feb 15, 2012	Feb 14, 2017
	25,000	0.52	March 7, 2012	Feb 14, 2017
Paul Seton	1,145,833	0.5742	Jan 12, 2011	Jun 15, 2012
	555,394	0.40	Jan 4, 2010	Dec 31, 2014
	1,000,000	0.40	Jan 4, 2010	Dec 31, 2014
	270,313	0.72	Jan 7, 2011	Dec 31, 2015
	250,533	0.532	Sep 26, 2011	Sep 25, 2016
	250,000	0.52	Feb 15, 2012	Feb 14, 2017
James Hamilton	150,000	0.65	Aug 15, 2007	Aug 15, 2012

	319,000	0.40	Jun 13, 2008	Jan 1, 2013
	127,566	0.12	Jan 2, 2009	Jan 2, 2014
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
	90,104	0.72	Jan 7, 2011	Dec 31, 2015
	83,511	0.532	Sep 26, 2011	Sep 25, 2016
	150,000	0.52	Feb 15, 2012	Feb 14, 2017
	50,000	0.52	March 7, 2012	Feb 14, 2017
Jeffrey D. Klam	100,000	0.52	Feb 15, 2012	Feb 14, 2017
	100,000	0.52	March 7, 2012	Feb 14, 2017

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

To the knowledge of the directors and senior officers of the Company, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the Company’s outstanding shares, at March 30, 2012:

Name	No. of Common Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	63,769,560(1)	16.8%
Vina Capital Group Limited Ho Chi Minh City, Vietnam	Awaiting shareholder disclosure(2)	Awaiting shareholder disclosure
Notes:

(1)
Of these securities 42,791,060 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, and 1,270,000 shares are registered in the name of Dragon Capital Markets Limited.

Management of the Company is unaware of who the beneficial owners of Dragon Capital Group Limited (“Dragon Capital”) are.  Based upon information contained on its website, Dragon Capital is an investment group focused exclusively on Vietnam’s capital markets.

In January 2010 Dragon Capital was issued 8,739,583 common shares of Olympus in exchange for their holding in Zedex under the terms of the Zedex/Olympus amalgamation.  These were issued as Chess Depository Interests and are available for trade on the Australian Securities Exchange.  This issuance changed Dragon Capital’s ownership percentage of the common shares to 30.38%. Dragon sold 32,163,124 common shares in 2010 and a further 2,436,500 common shares in 2011, bringing their effective ownership to 16.8%.

Reference is made to the Dragon Schedule 13D for additional information on Dragon Capital including the source and amount of funds utilized in the investments in the Company’s common shares, the purpose of Dragon Capital’s investments in the Company, information relating to the voting and dispositive power over the Company’s common shares, and the executive officers and directors of each member of Dragon Capital Group Limited.

(2)
We believe that, at March 15, 2012, VinaCapital Group beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 5%, but less than 10%, of the Company’s outstanding common shares. We believe that VinaCapital Group became a greater than 5% shareholder following the Zedex amalgamation as its previous holdings in Zedex and the Company are now combined. We have advised VinaCapital Group of its obligation to file a Schedule 13D if it beneficially owns at least 5% of the Company’s outstanding common shares.

Once VinaCapital Group files a Schedule 13D, if required to do so, we will disclose the amount of its beneficial shareholdings in the Company.

As at March 26, 2012, the Company was aware of 25 record holders in the United States, the host country, representing ownership of 2.93% of the outstanding common shares of the Company.

Effective February 5, 2010, the Company commenced trading Chess Depositary Interests on the Australian Securities Exchange. As at March 22, 2012, the Company was aware of 953 Chess Depositary Interest holders in Australia, representing 43.62% of the outstanding common shares of the Company.

As of the date of this report, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the common shares they own.

7B. Related Party Transactions

During the year ended December 31, 2011 the Company paid or accrued $3,023,077 for the year ended December 31, 2011 for management fees ($656,809 for the period from January 1, 2012 to the date hereof).   The companies that were paid for management fees include the following: Dason Investments Limited associated with David Seton; Action Management Limited associated with Charles Barclay; Wholesale Products Trading Limited associated with Peter Tiedemann; Jura Trust Limited associated with John Seton; Lloyd Beaumont Trust associated with Paul Seton; Whakapai Consulting Ltd associated with S. Jane Bell; K&K Mine Management GmbH associated with Klaus Leiders; and Cawdor Holdings Limited associated with Russell Graham, who resigned as Vice-President, Commercial of the Company effective September 30, 2011.

Please see Item 4A, History and Development of the Company; Other Historical Matters, for a description of the Company’s merger with Zedex.  Mr. Paul Seton, formerly CEO of Zedex and now the Chief Commercial Officer of the Company, Mr. John Seton, Chief Executive Officer and Mr. David Seton, Executive Chairman, are brothers.

These transactions were in the normal course of business and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.  These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

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

8B. Significant Changes

The following significant events have occurred subsequent to December 31, 2011:

•
On January 17, 2012 the Company appointed Kevin M. Tomlinson to the Board of Directors as the Deputy Chair, lead independent director, Chair of the Compensation  Committee and member of the Audit Committee and Corporate Governance and Nominating Committee. Mr. Tomlinson was issued 1,250,000 options upon his appointment exercisable at a price of CAD$0.42 on or before January 16, 2017.

•
Mr. John Seton voluntarily tendered his resignation as a director effective February 15, 2012.  Mr.  Jeffrey D. Klam was appointed company secretary in place of Mr. Louis G. Montpellier who resigned as of March 7, 2012.

•
The Company increased its ownership of NBG from 80.53% to 83.35% by payment of USD$3 million on January 20, 2012, and reached an agreement to extend the final payments and timing of the remaining sub-tranche of tranche three and of tranche four under the original agreement. There is no increase in the overall amount payable by the Company.

•
On February 15, 2012 and March 7, 2012, the Company issued 6,792,960 options to directors and officers of the Company pursuant to the Company’s stock option plan.  The options vest on February 15, 2013, have an exercise price of CAD$0.52 and can be exercised on or before February 14, 2017.

•
On March 7, 2012 the Company issued 200,000 options to directors and officers of the Company pursuant to the Company’s stock option plan.  The options vest on March 7, 2013, have an exercise price of CAD$0.52 and can be exercised on or before March 6, 2017.

•
On March 14, 2012 the Company issued 4,165,000 options to directors and officers of the Company pursuant to the Company’s stock option plan.  The options vest on March 14, 2013, have an exercise price of CAD$0.33 and can be exercised on or before March 13, 2017.

•	Pursuant to the terms of the Company’s share buy-back program, 1,833,179 common shares were purchased by the company and subsequently cancelled from January 1, 2012 up to and including March 23, 2012.

•
New independent resource assessments were completed in the first quarter of 2012 at the Bau project. The Bau project registered a 23% (569,200 oz) gold resource increase. The current gold resource total for the Company is now estimated at 1,374,180 oz of measured and indicated resources and 2,903,392 oz of inferred resources.

ITEM 9: THE OFFER AND LISTING

9A. Offer and Listing Details

The Company’s common shares trade on the TSX in Canada, under the symbol “OYM”.   The initial listing date was effective on the TSX on April 3, 2006.    Prior to April 3, 2006, the Company’s common shares traded on the TSX Venture Exchange in Canada.

The closing price of the common shares on March 15, 2012 was CAD$0.37.

The table below lists the low and high market prices for the common shares, on a monthly, quarterly and annual basis for actual trades of the Company’s common shares on the TSX:

TSX Common Share Trading Activity
Month and Year	Low (CAD$)	High (CAD$)
March 1-15 2012	$0.31	$0.37
February 2012	$0.35	$0.40
January 2012 December 2011	$0.25 $0.23	$0.38 $0.38
November 2011	$0.26	$0.33
October 2011	$0.25	$0.36
September 2011	$0.30	$0.44
Quarter	Low (CAD$)	High (CAD$)
October – December 2011	$0.23	$0.38
July – September 2011	$0.30	$0.44
April – June 2011	$0.36	$0.47

TSX Common Share Trading Activity
Month and Year	Low (CAD$)	High (CAD$)

January – March 2011	$0.30	$0.57
October – December 2010	$0.50	$0.69
July – September 2010	$0.28	$0.59
April – June 2010	$0.26	$0.40
January – March 2010	$0.23	$0.38
Annual (Fiscal Year):	Low (CAD$)	High (CAD$)
Ended December 31, 2011	$0.23	$0.57
Ended December 31, 2010	$0.23	$0.69
Ended December 31, 2009	$0.07	$0.36
Ended December 31, 2008	$0.04	$0.50
Ended December 31, 2007	$0.40	$1.20

Effective February 5, 2010, the Company’s common shares commenced trading on the Australian Securities Exchange under the symbol “OYM”. The closing price of the common shares on the Australian Securities Exchange on March 15, 2012 was AUD$0.32.

The table below lists the low and high market prices for the common shares, on a monthly, quarterly and annual basis for actual trades of the Company’s common shares on the Australian Securities Exchange:

ASX Common Share Trading Activity
Month and Year	Low (AUD$)	High (AUD$)
March 1-15, 2012	$0.31	$0.34
February 2012	$0.34	$0.38
January 2012	$0.26	$0.35
December 2011	$0.25	$0.36
November 2011	$0.24	$0.30
October 2011	$0.26	$0.35
September 2011	$0.33	$0.40
Quarter	Low (AUD$)	High (AUD $)
October – December 2011	$0.24	$0.36
July – September 2011	$0.33	$0.41
April – June 2011	$0.34	$0.46
January – March 2011	$0.37	$0.54
October – December 2010	$0.47	$0.65

ASX Common Share Trading Activity
Month and Year	Low (AUD$)	High (AUD$)

July – September 2010	$0.30	$0.52
April – June 2010	$0.31	$0.44
February 5 – March 2010	$0.10	$0.35
Annual (Fiscal Year):	Low (AUD $)	High (AUD $)
Ended December 31, 2011	$0.24	$0.54
Ended December 31, 2010	$0.10	$0.65

Effective September 30, 2011, the Company’s common shares commenced trading on the OTCQX bulletin board in the United States under the symbol “OLYMF”. Prior to then, the Company’s common shares traded on the OTC Bulletin Board. The closing price of the shares on the OTCQX on March 15, 2012 was US$0.36.

The Company’s common shares are also posted for trading on the Frankfurt Stock Exchange under the symbol “OP6”. The closing price of the shares on the Frankfurt Stock Exchange on March 15, 2012 was €0.27.

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

The following material contracts have been entered into by the Company within the past two years outside the ordinary course of its business:

1)
Gold Export Certificates – Phuoc Son Gold Company Limited - dated December 31, 2010 and January 9, 2012 and Bong Mieu Gold Mining Company Limited dated December 31, 2010 and January 9, 2012. Refer to Items 4D.1 (a) and 4D.2 (a) for details on these licenses.

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

5)
North Borneo Gold agreement for purchase and sale of shares in NBG – The Company acquired a 50.05% controlling interest in the Bau Gold Project when it merged business with Zedex Minerals Ltd in January 2010.  Under the agreement for purchase and sale of shares in NBG dated September 30, 2010 as varied by a deed of variation dated May 20, 2011 and January 5, 2011 the Company agreed to acquire additiona interests in NBG culminating in an interest of 93.55% by January 2014.

6)
North Borneo Gold exploration and shareholders agreement relating to the Bau Project –Under the Bau exploration and shareholders agreement the company operates in Joint Venture with a Malaysian mining group, Gladioli Enterprises SDN BHD (Bau Agreement).  The joint venture agreement is dated November 2006 and under the terms of the agreement Olympus is the project operator. The agreement was amended and restated in October 2010.

7)
Binh Dinh New Zealand Gold joint venture agreement - The Tien Thuan Gold Project is owned by the Binh Dinh New Zealand Gold Company (BNG), which is a joint venture between an Olympus subsidiary (KS Mining Ltd) and a company owned by the local Provincial Government (Biotan Minerals Ltd). BNG has been exploring the Tien Thuan Gold Project since grant of Investment Certificate No: 351022000036 (August 2007). Pursuant to the Investment Certificate, Zedex may earn 75% project equity, by funding exploration through to completion of a bankable freasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis and (December 2007) receipt of Provincial Government approval for the proposed exploration and development programme.

8)
Deed of amendment and agreement with Gladioli Enterprises Sdn Bhd for Sale and Purchase of Shares in NBG - on September 30, 2010 the Company entered into an agreement to acquire a further 43.50% interest in North Borneo Gold Sdn Bhd by July 2013, at which time the Company’s effective interest in the Bau Gold Project will be 93.55%. The settlement is to be paid in several tranches as set out in Items 4A and 4D.

9)
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

11)
Agreement between NBG and SGS (Malaysia) Sdn Bhd for sample preparation and analytical services, dated November 2010. SGS (Malaysia) is responsible for setting up and operating an independent laboratory within the Bau Mine and the term of the agreement is 5 years.

12)
Capcapo Joint Venture Agreement – dated September 30, 2011 pursuant to which the Company, in consortium with PhilEarth, obtained the right to earn a 60% interest in the Capacpo Mineral Production Sharing Agreement in the Northern Philippines.

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

There are no limitations under the laws of Canada or the Province of Ontario, or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote common shares other than those imposed by the Investment Canada Act.

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

Management of the Company believes that it is not currently a “non-Canadian” for purposes of the Investment Canada Act and therefore it is not subject to the Act. However, if the Company were to become a “non-Canadian” in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a “non-Canadian” of an existing Canadian business with gross assets of $5 million or more is reviewable under the Investment Canada Act, unless the business is acquired by a WTO investor in which the thresholds for transactions are CAD$281 million in 2007, CAD$295 million in 2008, CAD$312 million in 2009, CAD$299 million in 2010 and CAD$312 million in 2011. Generally, indirect acquisitions of existing Canadian businesses (with gross assets over $50 million) are reviewable under the Investment Canada Act, except in situations involving “WTO investors” where indirect acquisitions are generally not reviewable but are nonetheless subject to notification. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher “WTO investor” thresholds do not apply.

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

Under the Act a Holder of the common-voting shares will generally be subject to a 25% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares, reduced by the Treaty to 15%.  The withholding tax rate is 5% where the Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some Holders such as qualifying pension funds and charities.  Reference is made to “Item 10E.4 – United States Taxation” for a more detailed discussion of the United States tax considerations relating to an investment in the common shares.

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

10E.3.     Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a designated stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The TSX is a designated stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in real or immovable property situated in Canada including Canadian real estate, Canadian timber resource properties, Canadian mineral resource properties, and options in respect of property of the aforementioned (b) the common share formed part of the Business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

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

The following summary is a general discussion of the material United States Federal income tax considerations to US holders of our common shares under current law.  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with the conduct of a trade or Business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-US holders.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of our shares.

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

Reference is made to Note 28 to the Company’s audited financial statements for the year ended December 31, 2011, at Item 17. Financial Statements, for a description of the Company’s (a) market and  commodity price risks, (b) foreign exchange risks, (c) interest rate risks, (d) credit risks, and (e) liquidity risks, and how such risks affect the Company.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures of the Company’s Chief Executive Officer

Based on an evaluation under the supervision of and with the participation of the Company’s management, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, were effective as of December 31, 2011 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)           Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

(c)           Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Olympus Pacific Minerals Inc.:

We have audited Olympus Pacific Minerals Inc. internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Olympus Pacific Minerals Inc. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying [title of management’s report]. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Olympus Pacific Minerals Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Olympus Pacific Minerals Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2010 and January 1, 2010, and consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2011 and 2010, and our report dated March 30, 2012, expressed an unqualified opinion thereon.

Ernst & Young LLP

Toronto, Canada, March 30, 2012

(d)           Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16: [RESERVED]

ITEM 16A.                      Audit Committee Financial Expert

The Company’s Audit Committee is independent and all members are considered financially literate under Canadian regulatory standards.  The Audit Committee is composed of Jon Morda, Leslie Robinson and Kevin Tomlinson.    The Company considers that the Audit Committee has at least one member, Jon Morda, who would be considered an “audit committee financial expert”, based on his background and education as set forth in Item 6, above.

ITEM 16B.                      Code of Ethics

The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on March 30, 2012 and which is posted at www.olympuspacific.com.

Refer to Exhibit 4.43 for the Code of Business Conduct and Ethics.

ITEM 16C.                      Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2011	$391,000	$116,300	Nil	Nil
2010	$402,100	$71,300	Nil	Nil

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

ITEM 16D.                      Exemptions From the Listing Standards for Audit Committees

None

ITEM 16E.                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 28, 2011, the Company announced its intention to make a normal course issuer bid to be transacted through the facilities of the TSX and filed a buy-back announcement with the Australian Securities Exchange (collectively, the “Buy-Back Program”).

Pursuant to the terms of the Buy-Back Program, Olympus may purchase its own common shares for cancellation in compliance with TSX or ASX rules, as applicable, up to a maximum of 30,072,558 shares, being 10% of its public float as of November 28, 2011. Purchases on the TSX will be subject to a daily maximum of 49,601 shares representing 25% of the average daily trading volume of 198,403 shares for the six months ended October 31, 2011, except where such purchases are made in accordance with “block” purchase exemptions under TSX guidelines. Olympus will initiate purchases at different times starting on or after December 1, 2011, and ending no later than November 30, 2012.

The following table sets out information regarding purchases made by the Company under the Buy-Back Program:

Period	Market	Total Number of Common Shares Purchased	Average Price Paid per Common Share	Total Number of Common Shares Purchased as Part of Publicly Announced Program	Maximum Number of Common Shares that May Yet be Purchased Under the Program
December 2011	TSX	347,500	CAD$0.2525	347,500	29,725,058
January 2012	TSX	218,500	CAD$0.2803	713,000	29,012,058
	ASX	147,000	AUD$0.3477
February 2012	TSX	514,500	CAD$0.3793	1,744,476	27,267,582
	ASX	516,976	AUD$0.3612
March 1-23 2012	TSX	157,000	CAD$0.34	2,180,679	27,819,321
	ASX	279,203	AUD$0.3288

ITEM 16F.                      Change in Registrant’s Certifying Accountant

None

PART III

ITEM 17:    FINANCIAL STATEMENTS

Consolidated Statements of Financial Position of Olympus Pacific Minerals Inc. as at December 31, 2011 and 2010, and January 1, 2010, and Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), Changes in Equity and Cash Flows for the years ended December 31, 2011 and 2010, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles.

ITEM 18:    FINANCIAL STATEMENTS

See Item 17. Financial Statements.

ITEM 19:    EXHIBITS

19A.    Financial Statements

Consolidated Statements of Financial Position of Olympus Pacific Minerals Inc. as at December 31, 2011 and 2010, and January 1, 2010, and Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), Changes in Equity and Cash Flows for the years ended December 31, 2011 and 2010, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles.

19B.    Exhibits

    1. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 1. Articles of Incorporation and By Laws

1.1. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 1.1 Certificates of Status, Amendment, Continuance

1.2. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 1.2 Bylaws as currently in effect.

   2. Instruments defining the rights of holders of equity – refer to exhibit 1 under 19B.

4.	Material Contracts

4.1. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.1 - Mining Permit – dated July 22, 1992

4.2. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.2 - Right to Use Land Certificate – dated October 9, 1993

4.3. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.5 - Mining License No 116/GP –BTNMT – dated January 23, 2006

4.4. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.8 - Joint Venture Agreement - dated March 5, 2003.

4.5. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.19 - Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and  Olympus Pacific Minerals, Inc. dated January 1, 2006

4.6. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.20 - Certificate of Incorporation and Articles of Incorporation of Kadabra Mining Corp – May, 2007.

4.7. Stock Option Plan – dated June 7, 2007.  Incorporated by reference from the Amended Annual Report on Form 20-F for the year ended December 31, 2008, dated February 3, 2010, exhibit 3.18.

4.8. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.28 - Exploration License dated January 10, 2008

4.9. Incorporated by reference from the 2008 20F Annual Report dated March 31, 2009 exhibit 3.31 Bong Mieu Exploration Licence No 2125/GP-BTNMT

4.10. Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.37 Convertible Loan Note Agreement and attachment dated March 26, 2010

4.11. Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.38 Gold Loan Note Agreement dated June 19, 2010

4.12. Zedex Amalgamation Document – Incorporated by reference from Form CB filed with the SEC on November 19, 2009.

4.13. Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.41 Foreign Investment Committee Approval of Bau Joint Venture dated November 9, 2007

4.14. Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.42 Tien Thuan Joint Venture Agreement – dated November 1, 2006

4.15. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.44 Convertible Loan Note Agreement and attachment dated May 5, 2011.

4.16. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.45 Convertible Loan Note Agreement and attachment dated May 6, 2011.

4.17. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.46 Management Service Agreement with Whakapai Consulting Limited, dated December 30, 2010, to provide the services of S. Jane Bell.

4.18. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.47 Management service agreement with Dason Investments Limited, dated December 30, 2010 to provide the services of David Seton.

4.19. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.48 Management service agreement with Action Management Limited, dated December 30, 2010, to provide the services of Charles Barclay.

4.20. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.49 Management Service Agreement with Wholesale Products Limited, dated December 30, 2010, to provide the services of Peter Tiedemann.

4.21.  Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.50 Management Service Agreement with Avora Limited as Trustee of Lloyd Beaumont Trust, dated December 20, 2010, to provide the services of Paul Seton.

4.22. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.51 Management Service Agreement with Jura Trust Limited dated December 20, 2010, to provide the services of John Seton.

4.23. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.53 Employment Agreement with James Hamilton dated January 1, 2008 and updated schedules for 2011.

4.24. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.54 Agreement and deed of amendment with Gladioli Enterprises Sdn Bhd for Sale and Purchase of Shares in North Borneo Gold Sdn Bhd dated September 30, 2010 and May 20, 2011 respectively.

4.25. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.55 Amended and Restated Exploration and Shareholders’ Agreement Relating to the Bau Project dated October 29, 2010 and Schedules to Agreement.

4.26. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.56 Refining contract and addendum to refining contract between Argor-Hearaeus SA and Bong Mieu Gold Mining Company dated January 1, 2010 and December 31, 2010 respectively.

4.27. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.57 Refining contract and addendum to refining contract between Argor-Hearaeus SA and Phuoc Son Gold Company dated January 1, 2010 and December 31, 2010 respectively.

4.28. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.58 Agreement between North Borneo Gold Sdn Bhd and SGS (Malaysia) Sdn Bhd for sample preparation and analytical services, dated November 1, 2010.

4.29. Investment Certificate No. 33102200001008 dated July 8, 2008 in respect of Bong Mieu Gold Mining Company Limited.

4.30. Investment Certificate No. 331022000010 dated July 8, 2008 in respect of Phuoc Son Gold Company Limited.

4.31. Gold Export Certificates for Bong Mieu Gold Mining Company Limited and Phuoc Son Gold Company Limited dated January 9, 2012.*

4.32. Extension to Management Service Agreement with Whakapai Consulting Limited, dated December 23, 2011, to provide the services of S. Jane Bell.*

4.33. Extension to Management service agreement with Dason Investments Limited, dated December 23, 2011 to provide the services of David Seton.*

4.34. Extension to Management service agreement with Action Management Limited, dated December 23, 2011 to provide the services of Charles Barclay.*

4.35. Extension to Management Service Agreement with Avora Limited as Trustee of Lloyd Beaumont Trust, dated December 23, 2011 to provide the services of Paul Seton.*

4.36. Extension to Management Service Agreement with Jura Trust Limited dated December 23, 2011 to provide the services of John Seton. *

4.37. Management Service Agreement with K&K Management GmbH dated September 23, 2011 to provide the services of Klaus Leiders. *

4.38. Extension to Employment Agreement with James Hamilton dated December 23, 2011.*

4.39. Employment Agreement with Jeffrey D. Klam dated June 6, 2011.*

4.40. Deed of Variation #1 with Gladioli Enterprises Sdn Bhd for Sale and Purchase of Shares in North Borneo Gold Sdn Bhd dated May 20, 2012.*

4.41. Deed of Variation #2 with Gladioli Enterprises Sdn Bhd for Sale and Purchase of Shares in North Borneo Gold Sdn Bhd dated January 31, 2012.*

4.42. Capcapo Joint Venture Agreement dated September 30, 2011 pursuant to which the Company, in consortium with PhilEarth, obtained the right to earn a 60% interest in the Capcapo Mineral Production Sharing Agreement in the Northern Philippines.*

4.43. Code of Busines Conduct and Ethics dated March 30, 2012.*

4.44. Amendment No. 1 dated February 17, 2012 to Management Service Agreement with Jura Trust Limited dated December 20, 2010, to provide the services of John Seton

* filed herewith

5. List of Subsidiaries

The Company has the following subsidiaries:

a. Formwell Holdings Ltd. – incorporated in British Virgin Islands;

b. Bong Mieu Holdings Ltd. – incorporated in Thailand;

c. Bong Mieu Gold Mining Company Limited – incorporated in Vietnam (80% owned by Bong Mieu Holdings Ltd);

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

f. Phuoc Son Gold Company Limited – incorporated in Vietnam (85% owned by New Vietnam Mining Corporation (NVMC);

g. Olympus Pacific Thailand Ltd. – incorporated in British Virgin Islands;

h. Kadabra Mining Corp. – incorporated in Philippines;

i. Olympus Pacific Minerals Vietnam Ltd. – incorporated in Vietnam;

j. Olympus Pacific Minerals Labuan Ltd. (formerly Olympus Pacific Minerals NZ Ltd)  – incorporated in Malaysia;

k. OYM NZ Ltd – incorporated in New Zealand;

l. Parnell Cracroft Ltd – incorporated in British Virgin Islands;

m. GR Enmore Pty Ltd. – incorporated in Australia (acquired as a result of the Zedex transaction which completed on January 12, 2010);

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

q. KS Mining Ltd – incorporated in Samoa (acquired as a result of the Zedex transaction which completed on January 12, 2010).

12. Certifications

12.1 Certification of Chief Executive Officer

12.2  Certification of Chief Financial Officer

13. Certifications

13.1 Certification of Chief Executive Officer

13.2 Certification of Chief Financial Officer

15.	Other Exhibits

15.1 Consent of Independent Registered Public Accounting Firm

15.2 Consent of Terra Mining Consultants and Stevens & Associates.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Olympus Pacific Minerals Inc.

           By:   /s/ John A. G. Seton
John A. G. Seton
Chief Executive Officer

Date:    March 30, 2012

S-1

Annual Report 2011

Statement of Management’s Responsibility

The accompanying consolidated financial statements, Management’s Discussion and Analysis and all of the other information included in the Annual Report have been prepared by and are the responsibility of management of the Company.  The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and reflect management’s best estimates and judgements based on currently available information.  The Company has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects.  Management believes that the internal controls provide reasonable assurance that our financial information is reliable and relevant, and that assets are properly accounted for and safeguarded from loss.

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

Signed:“John A. G. Seton”	Signed: “S. Jane Bell”

John A. G. Seton	S. Jane Bell
Chief Executive Officer March 30, 2012	Chief Financial Officer March 30, 2012

Olympus Pacific Minerals

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of Olympus Pacific Minerals Inc.

We have audited the accompanying consolidated financial statements of Olympus Pacific Minerals Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at December 31, 2011 and 2010, and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Olympus Pacific Minerals Inc.'s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2012 expressed an unqualified opinion on Olympus Pacific Minerals Inc.’s internal control over financial reporting.

Toronto, Canada	Signed: “Ernst & Young LLP”
March 30, 2012	Chartered Accountants
Licensed Public Accountants

Annual Report 2011
Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Olympus Pacific Minerals Inc.

We have audited Olympus Pacific Minerals Inc. internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Olympus Pacific Minerals Inc. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Management’s Responsibility. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Olympus Pacific Minerals Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Olympus Pacific Minerals Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2010 and January 1, 2010, and consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2011 and 2010, and our report dated March 30, 2012, expressed an unqualified opinion thereon.

Toronto, Canada	Signed: “Ernst & Young LLP”
March 30, 2012	Chartered Accountants
Licensed Public Accountants

Olympus Pacific Minerals

Financial Statements - Consolidated Statement of Income
(Loss) and Comprehensive Income (Loss)

(stated in United States dollars)	For the year ended December 31
	2011	2010
Sales	$47,976,630	$35,986,013
Cost and expenses
Cost of sales	20,906,884	13,123,584
Amortization	13,410,876	8,974,079
Royalty expense	6,393,203	4,795,935
Gain on gold loan principal repayment	(2,305,926)	(689,178)
Exploration	669,119	96,468
Stock-based compensation (note 25)	1,277,892	1,876,574
Interest and accretion on term	6,975,083	1,321,122
Derivatives fair value revaluation	(16,351,957)	9,886,791
Corporate and administrative expenses	10,947,423	8,357,205
	41,922,597	47,742,580
Other (income)/expense
Interest expense	204,941	49,493
Other income	(27,754)	(11,470)
Loss on disposal of capital assets	251,994	16,193
Foreign exchange gain	(200,603)	(672,557)
	228,578	(618,341)
Income (loss) for the year before income tax	5,825,455	(11,138,226)
Income tax expense	4,180,557	1,634,846
Net income (loss) and comprehensive income (loss) for the year	1,644,898	(12,773,072)
Attributable to:
Equity owners	$1,084,649	$(13,882,384)
Non-controlling interest	560,249	1,109,312
	$1,644,898	$(12,773,072)
Earnings (loss) per share attributable to equity holders (note 8)
Basic and diluted	$0.003	$(0.042)
See accompanying notes to the Consolidated Financial Statements

Annual Report 2011
Financial Statements - Consolidated Statement of Financial Position

As at	December 31	December 31	January 1
(stated in United States dollars)	2011	2010	2010
ASSETS
Non-current
Advances on plant & equipment	$822,515	$1,361,327	$-
Property, plant and equipment (note 10)	36,938,115	30,649,677	9,430,738
Deferred exploration expenditure (note 11)	16,556,101	10,661,320	7,464,937
Deferred development expenditure (note 12)	23,236,944	21,064,312	17,584,116
Mine properties (note 13)	37,896,565	39,197,779	7,203,352
Deferred tax assets (note 30)	121,232	-	-
	115,571,472	102,934,415	41,683,143
Current
Cash and cash equivalents (note 14)	8,730,248	4,105,325	5,718,725
Trade and other receivables (note 15)	2,022,122	7,989,736	3,345,241
Inventories (note 16)	15,286,535	6,689,000	3,078,218
Other financial assets (note 17)	3,641,797	1,473,929	198,941
	29,680,702	20,257,990	12,341,125
Total assets	145,252,174	123,192,405	54,024,268
SHAREHOLDERS' EQUITY
Equity attributable to equity owners
Capital and reserves (note 24)	131,387,415	126,412,502	101,743,411
Deficit	(65,783,030)	(66,867,679)	(52,985,295)
	65,604,385	59,544,823	48,758,116
Non-controlling interest	5,920,409	5,682,771	(444,033)
Total shareholders' equity	71,524,794	65,227,594	48,314,083
LIABILITIES
Non-current
Provisions (note 18)	1,278,993	1,119,332	770,010
Derivative financial liabilities (note 19)	13,963,138	18,200,216	-
Interest-bearing loans and borrowings (note 20)	2,795,510	8,979,280	-
Convertible notes (note 21)	22,524,540	6,436,133	-
Deferred tax liabilities (note 30)	6,695,129	6,590,305	-
	47,257,310	41,325,266	770,010
Current
Provisions (note 18)	1,036,017	967,574	469,305
Trade and other payables (note 22)	15,891,548	8,033,182	4,299,869
Other financial liabilities (note 23)	354,312	818,946	171,001
Interest-bearing loans and borrowings (note 20)	8,558,040	6,429,600	-
Convertible notes (note 21)	630,153	390,243	-
	26,470,070	16,639,545	4,940,175
Total liabilities	73,727,380	57,964,811	5,710,185
Commitments, contingencies and contractual obligations (note 27)
Total liabilities and shareholders' equity	$145,252,174	$123,192,405	$54,024,268
See accompanying notes to the Consolidated Financial Statements
For and on behalf of the Board March 30, 2012	Signed: “John A. G. Seton” John A. G. Seton Chief Executive Officer	Signed: “Jon Morda” Jon Morda Director & Chairman of Audit Committee

Olympus Pacific Minerals

Financial Statements - Consolidated Statement of Changes in Equity

For the year ended December 31, 2011
(stated in United States dollars)
				Other
		Issued		Reserves	Non-Controlling	Total
	Notes	Capital	Deficit	Note 24(d)	Interest	Equity
Balance at January 1, 2010		$97,318,003	(52,985,295)	4,425,408	$(444,033)	48,314,083
Income/(loss) for the year			(13,882,384)		1,109,312	(12,773,072)
Other comprehensive income/(loss)
Total comprehensive income/(loss)		-	(13,882,384)	-	1,109,312	(12,773,072)
Issue of share capital	24	32,585,853				32,585,853
Options granted and vested				2,323,275		2,323,275
Options exercised				(654,896)		(654,896)
Warrants granted and vested				52,561		52,561
Warrants exercised
Non-controlling interest on amalgamation					9,910,790	9,910,790
Investment in subsidiary				(10,106,702)	(4,893,298)	(15,000,000)
Balance at December 31, 2010		129,903,856	(66,867,679)	(3,491,354)	5,682,771	65,227,594
Income/(loss) for the period			1,084,649		560,249	1,644,898
Other comprehensive income/(loss)
Total comprehensive income/(loss)		-	1,084,649	-	560,249	1,644,898
Issue of share capital	24	6,016,121			750,000	6,766,121
Share Capital Cancelled		(73,022)				(73,022)
Options granted and vested				3,063,380		3,063,380
Options exercised				(661)		(661)
Warrants granted and vested				896,484		896,484
Warrants exercised
Investment in subsidiary				(4,927,389)	(1,072,611)	(6,000,000)
Balance at December 31, 2011		135,846,955	(65,783,030)	(4,459,540)	5,920,409	71,524,794

See accompanying notes to the Consolidated Financial Statements

Annual Report 2011
Financial Statements – Consolidated Statement of Cash Flows

(stated in United States dollars)	For the year ended December 31
	2011	2010
Operating activities :
Income (loss) for the period after tax	$1,644,898	$(12,773,072)
Items not affecting cash
Amortization	13,410,876	8,974,079
Loss on disposal of capital assets	251,994	16,193
Gain on gold loan principal repayment	(2,305,926)	(689,178)
Stock-based compensation expense	1,277,892	1,876,574
Deferred income tax	213,400	(619,978)
Derivatives issuance costs	673,456	350,202
Derivatives revaluation	(16,351,957)	9,886,791
Interest and accretion of term loans	3,190,811	191,167
Unrealized foreign exchange	(508,282)	332,751
ARO adjustment	79,969	90,333
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	3,395,252	(6,163,287)
Trade and other payables	7,981,187	3,878,290
Inventory	(10,115,544)	(5,441,604)
Cash provided by (used in) operating activities	2,838,026	(90,739)
Investing activities :
Cash acquired in amalgamation (note 9)	-	45,643
Deferred exploration and development costs	(16,051,004)	(11,876,238)
Investment in subsidiary	(6,000,000)	(15,000,000)
Acquisition of property, plant and equipment	(10,108,738)	(21,974,982)
Cash used in investing activities	(32,159,742)	(48,805,577)
Financing activities :
Capital lease payments	(609,626)	(739,307)
Convertible notes issued	28,732,255	11,481,794
Gold loan notes issued	-	20,215,700
Purchase of shares through share buy-back	(73,022)	-
Shares issued, net of costs	5,498,220	15,841,667
Capital contributions from JV partner	750,000	-
Proceeds from options and warrants exercised	1,487	82,591
Cash provided by financing activities	34,299,314	46,882,445
Increase (decrease) in cash during the year	4,977,598	(2,013,871)
Cash beginning of the year	4,105,325	5,718,725
Effect of foreign exchange rate changes on cash	(352,675)	400,471
Cash end of the year	$8,730,248	$4,105,325
Supplemental information:
Interest paid	$3,846,066	$1,129,955
Income taxes paid	$3,077,065	$994,783
See accompanying notes to the Consolidated Financial Statements

Olympus Pacific Minerals

Notes to the Financial Statements

1. Corporate Information

The comparative consolidated financial statements of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) for the year ended December 31, 2011 were authorized for issue in accordance with a resolution of the directors on March 30, 2012. Olympus is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Toronto, Ontario, Canada whose shares are publically traded.  Its ordinary shares are traded on the Toronto Stock Exchange, the Australian Securities Exchange and the OTCQX in the United States of America.

The principal activities of the group are the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia.  The Company has two key properties located in Central Vietnam : the Bong Mieu Gold property and the Phuoc Son Gold property; as well as one key property in Central Malaysia : The Bau Gold property; and, one key property in the Northern Philippines : The Capcapo Gold Property.
2. Statement of Compliance

These comparative consolidated financial statements of Olympus Pacific Minerals Inc. and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). These are the Group's first IFRS comparative consolidated financial statements for the period covered by the first IFRS annual financial statements and IFRS 1 First-time Adoption of lnternational Financial Reporting Standards has been applied. The comparative financial statements include all of the information required for full annual financial statements.

An explanation of how the transition to lFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 31. This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity at the date of transition reported under Canadian GAAP (previous GAAP) to those reported for those periods and at the date of transition under lFRS. The date of transition to IFRS is January 1, 2010.
3. Basis of Preparation

The consolidated financial statements are presented in US dollars, which is the parent’s functional and presentation currency.

The accounting policies in note 6 have been applied in preparing the consolidated financial statements. These policies are based on IFRS as issued by the IASB and outstanding as of December 31, 2011.

4. Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below.

Ore reserves and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties.  The Group estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons, relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data.  The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, goodwill, provisions for asset retirements, recognition of deferred tax assets, and depreciation and amortization charges.

Derivative valuation (Note 19)
The Group measures certain derivative financial liabilities by reference to their fair values at the date of the consolidated statement of financial position.  The estimation of fair value of such derivatives is based upon factors such as estimates of commodity prices and volatility, equity prices, risk-free rates and terms to maturity.  Changes in such estimates may impact upon the carrying value of derivative liabilities and derivative revaluation charges.

Annual Report 2011
Impairment of assets (Notes 10, 11, 12, 13)
The Group assesses each cash generating unit annually to determine whether any indication of impairment of the assets comprising the cash generating unit exists.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use.  These estimates require the use of assumptions such as long-term commodity prices, discount rates, future capital requirements, political environment, exploration potential and operating performance.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account.  Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Management has assessed its cash generating units as being individual ore bodies, which is the lowest level for which cash inflows are largely independent of those of other assets.

Capitalized exploration costs (Note 11)
Exploration costs are capitalized by the Group and accumulated in respect of each identifiable area of interest.  These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest (or alternatively by its sale), or where activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations are continuing.

Production start date (Notes 10, 11, 12, 13)
The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage being when the mine is substantially complete and ready for its intended use.  The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant and its location.  The Group considers various relevant criteria to assess when the production phase is considered to commence and all related amounts are reclassified from ‘capital assets in progress’ to ‘producing mines’ and ‘property, plant and equipment’.  Some of the criteria used will include, but are not limited to, the following:

•	Level of capital expenditure incurred compared to the original construction cost estimates;

•	Completion of a reasonable period of testing of the mine plant and equipment;

•	Ability to produce metal in saleable form (within specifications);

•	Ability to sustain ongoing production of metal.

When a mine development/construction project moves into the production stage, the capitalization of certain mine development/construction costs ceases and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development.  It is also at this point that depreciation/amortization commences.

Olympus Pacific Minerals

Inventories (Note 16)
Net realisable value tests are performed monthly and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method.

Stockpile tonnages are verified by periodic surveys.

Asset retirement obligations (Note 18)
The provisions for asset retirement obligations are based on estimated future costs using information available at the balance date.  To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income/(loss) may be impacted (refer to note 18).

Share-based payment transactions (Note 25)
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value of options is determined by using the Black-Scholes model.  The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Contingencies (Note 27)
By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

5. Change in accounting policies, new standards and interpretations not applied

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial Instruments

IFRS 9, Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income/(loss). Where such equity instruments are measured at fair value through other comprehensive income/(loss), dividends to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income/(loss) indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income/(loss).

IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements

For annual periods beginning on January 1, 2013, IFRS 10, Consolidated Financial Statements will replace portions of IAS 27 Consolidated and Separate Financial Statements and interpretation SIC-12 Consolidation — Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee. As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no ‘bright lines’. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all which may differ from current practice.

Annual Report 2011
IFRS 10 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

On January 1, 2013, the Company will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called jointly controlled entities) using proportionate consolidation will be removed and replaced by equity accounting. Due to the adoption of this new section, Venturers will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item.

IFRS 11 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

On January 1, 2013, the Company will be required to adopt IFRS 12, Disclosure of Involvement with Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgements and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities.

IFRS 12 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

On January 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement. The new standard will generally converge the IFRS and US GAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the ‘exit price’ and concepts of ‘highest and best use’ and ‘valuation premise’ would be relevant only for non-financial assets and liabilities.

IFRS 13 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements

On January 1, 2013, the Company will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10. In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the new accounting standard on its separate financial statements.

IAS 28 Investments in Associates and Joint Ventures

On January 1, 2013, the Company will be required to adopt IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28.

IFRS 28 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Olympus Pacific Minerals

6. Significant Accounting Policies

Basis of consolidation

The financial statements consolidate the financial statements of Olympus Pacific Minerals Inc. (the Company) and its subsidiaries (the Group).  All intra-group balances and transactions, including unrealized profits and losses arising from intra-Group transactions, have been eliminated in full.

Foreign currency translation

The consolidated financial statements are presented in United States dollars, which is the parent company’s functional currency and the Group’s presentation currency.  The financial statements of subsidiaries are maintained in their functional currencies and converted to US dollars for consolidation of the Group results.  The functional currency of each entity is determined after consideration of the primary economic environment of the entity.  The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the dates of the consolidated statements of financial position and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the consolidated statements of income (loss) and comprehensive income (loss).

Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the acquiree on the basis of fair value at the date of acquisition.  Those mining rights, mineral reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition.  Other potential reserves, resources and mineral rights, for which, in the Directors’ opinion, values cannot be reliably determined, are not recognized.  Acquisition costs are expensed.

When the cost of acquisition exceeds the fair values attributable to the Group’s share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or where there is an indication of impairment.  If the fair value attributable to the Group’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of comprehensive income/(loss).

Non-controlling interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the consolidated statement of financial position, separately from the parent’s shareholders’ equity.

Mine properties

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

The Company records its interests in mineral properties and areas of geological interest at cost.  All costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds the recoverable amount.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the consolidated statements of operations and comprehensive loss.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Asset Retirement Obligations

Asset Retirement Obligations (“ARO”) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost of reclamation, taking into account the probability of particular scenarios.

Annual Report 2011

The Company recognizes the fair value of an ARO as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The value of the ARO is estimated using the risk-adjusted expected cash flow approach discounted at a risk-free interest rate.  Subsequent to the initial measurement, the ARO is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Exploration and evaluation expenditure

Exploration and evaluation expenditure relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies.

The Company defers all exploration and evaluation expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

Initial reconnaissance exploration is expensed as incurred.

An impairment review is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts.  To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined.  Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Deferred development costs

The Company defers all development expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Olympus Pacific Minerals

Capital work in progress

Assets in the course of construction are capitalized in the capital work in progress account.  On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start-up period are capitalized where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated.  The net carrying amounts of capital work in progress at each mine property are reviewed for impairment either individually or at the cash-generating unit level and when events and changes in circumstances indicate that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Property, plant and equipment

The Company initially records buildings, plant and equipment and infrastructure at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

Buildings, plant and equipment, and infrastructure involved in service, production and support are then amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Where parts of an asset have different useful lives, depreciation is calculated on each separate part.  Each asset or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Estimates of remaining useful lives and residual values are reviewed annually.  Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

Buildings	4 to 10 years
Infrastructure	3 to 8 years
Computer hardware and software	3 years
Plant and equipment	3 to 10 years

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

The net carrying amounts of property, plant and equipment are reviewed for impairment either individually or at the cash generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable.  To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Group, the expenditure is capitalized and the carrying amount of the item replaced derecognized.  Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized.  All other costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of income (loss) and comprehensive income (loss).

Any items of property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the statement of income (loss) and comprehensive income (loss) in the financial year in which the item is derecognized.

Leasing commitments

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date, including whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.  A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts, are capitalized in the consolidated statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement.  These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term.  The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the consolidated statement of financial position.  The interest elements of the lease or hire purchase obligations are charged to the statement of comprehensive income/(loss) over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.
14

Annual Report 2011

Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases.  Rentals payable under operating leases are charged to the statement of comprehensive income/(loss) on a straight-line basis over the lease term.

Impairment of assets

At least annually, the Company reviews and evaluates the carrying value of its non-current assets for impairment.  They are also reviewed for impairment when events or changes in circumstances, such as a decrease in commodity (gold) prices, increase in costs of capital, the achievement of lower than expected resource quantities and grades or the expiration and non-renewal of a key exploration or mining license, indicate that the carrying amounts of related assets or groups of assets might not be recoverable. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash inflows independent of other assets, in which case the review is undertaken at the cash-generating unit level.    Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to it, or includes intangible assets that are either not available for use or that have an indefinite useful life (and which can only be tested as part of a cash-generating unit), an impairment test is performed at least annually or whenever there is an indication that the carrying amounts of such assets may be impaired.

If the carrying amount of an asset exceeds its recoverable amount, defined as the higher of the asset’s value-in-use and its fair value less costs to sell, an impairment loss is recorded in the statement of comprehensive income/(loss) to reflect the asset at the lower amount.  In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate that reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted.  Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties.  For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued use and eventual disposal of the asset.  In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate.

An impairment loss is reversed in the statement of comprehensive income/(loss) if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognized.  The carrying amount is increased to the recoverable amount, but not beyond the carrying amount, net of depreciation or amortization that would have arisen if the prior impairment loss had not been recognized.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Stripping costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, gold in circuit, doré bars and gold bullion.  Inventory is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Gold bullion, doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overheads, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods (gold bullion and doré bars), ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

Operating supplies are valued at the lower of cost or net realizable value.  Any provision for obsolescence is determined by reference to specific items of stock.  A regular review is undertaken to determine the extent of any provision for obsolescence.

Olympus Pacific Minerals

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.  The Company does not have any overdraft facilities with any bank.

Borrowing costs

Borrowing costs are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes borrowing costs to assets under development or construction while development or construction activities are in progress. Capitalizing borrowing costs ceases when construction of the asset is substantially complete and it is ready for its intended use.

Borrowing costs related to the establishment of a loan facility are capitalized and amortized over the life of the facility.  Other borrowing costs are recognized as an expense in the financial period in which it is incurred.

Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.  The Group determines the classification of its financial assets at initial recognition.

All financial liabilities are initially recognized at their fair value.  Subsequently, all financial liabilities with the exception of derivatives are carried at amortized cost.

The Group considers whether a contract contains an embedded derivative when the Group becomes a party to the contract.  Embedded derivatives are separated from the host contract if it is not measured at fair value through profit and loss and when the economic characteristics and risks are not closely related to the host contract.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the statement of comprehensive income/(loss).  The losses arising from impairment are recognized in as finance costs in the statement of comprehensive income/(loss).

Fair values

The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the date of the consolidated statement of financial position.  Where there is no active market, fair value is determined using valuation techniques.  These include recent arm’s-length market transactions; reference to current market values of other instrument which are substantially the same; discounted cash flow analyses; and pricing models.

Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.

De-recognition of financial assets and liabilities

Financial assets

A financial asset is de-recognized when:

•	The rights to receive cash flows from the asset have expired;

•	The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or

•
The Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognize the financial asset to the extent of its continuing involvement in the asset.

Financial liabilities

A financial liability is de-recognized when the obligation under the liability is discharged or cancelled or expires.

Gains and losses on de-recognition are recognized within finance income and finance costs respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of comprehensive income/(loss).

Annual Report 2011
Impairment of financial assets

The Group assesses at each date of the consolidated statement of financial position whether a financial asset is impaired.

Financial assets carried at amortized costs

If there is objective evidence that an impairment loss on loans and receivables and held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).  The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income/(loss).  Objective evidence of impairment of loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter-party that would not normally be granted, or it is probable that the counter-party will enter into bankruptcy or a financial reorganization.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed.  Any subsequent reversal of an impairment loss is recognized in the statement of comprehensive income/(loss), to the extent that the carrying value of the asset does not exceed its amortized cost as the reversal date.

Olympus Pacific Minerals

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Interest bearing loans and borrowings

Loans are recognized at inception at the fair value of proceeds received, net of directly attributable transaction costs.  Subsequently they are measured at amortized cost using the effective interest method.  Finance costs are recognized in the statement of comprehensive income/(loss) using the effective interest method.

Convertible Notes

The components of the Convertible Note that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated statement of financial position, net of transaction costs and are subsequently accounted for at amortized cost.  The derivative liability components (warrants and conversion features) are fair valued using a binomial option pricing model.  The carrying amount of the warrant and conversion features are re-measured at each reporting date and any movement in value is reflected in the statement of comprehensive income/(loss).

The remainder of the proceeds is allocated to the convertible note debt that is recognized and included in term liabilities, net of broker transaction costs.  Interest on the liability component of the convertible note is recognized as an expense in the statement of comprehensive income/(loss).

Transaction costs are apportioned between the components of the convertible note based on the allocation of proceeds to such components when the instrument is first recognized.

Gold Loan Notes

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

Interest on the liability component of the gold note is recognized as an expense in the statement of comprehensive income/(loss).

Transaction costs are apportioned between the liability, equity and derivative components of the gold note based on the allocation of proceeds to the liability, equity and derivative components when the instrument is first recognized.

Derivative financial instruments

The Group has embedded derivative instruments in its debt finance on the Convertible Note and the Gold Loan Notes.

The components of the gold note that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is re-valued at each reporting date with the corresponding unrealized movement in value being reflected in the statement of comprehensive income/(loss).

The convertible notes are denominated in Canadian dollars and US dollars and the associated warrants are denominated in Canadian dollars.  The functional reporting currency of the Company is US dollars.  As the exercise price of the stock underlying the warrants and conversion feature is not denominated in the Company’s functional currency the contractual obligations arising from the warrants and conversion feature do not meet the definition of equity instruments and are considered derivative liabilities.  The warrants are recorded as financial liabilities and are re-valued at each reporting date with any change in valuation being recognized in the statement of comprehensive income/(loss).

Annual Report 2011
Employee entitlements

Provisions are recognized for short-term employee entitlements, on an undiscounted basis, for services rendered by employees that remain unpaid at the date of the statement of financial position.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.  Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in finance costs in the statement of comprehensive income/(loss).

Taxation

Current tax

Current tax for each taxable entity in the Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the date of the consolidated statement of financial position and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax

Deferred tax is recognized using the “balance sheet” method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•
Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss: and

•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•
Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each date of the consolidated statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.  To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realised or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the date of the consolidated statement of financial position.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

Ordinary share capital

Ordinary shares issued by the Company are recorded at the net proceeds received, which is the fair value of the consideration received less costs that are incurred in connection with the share issue.

Stock-based cash settled transactions

The transactions involving the issuance of vested and vesting warrants associated with the 2010 convertible note issue and the warrants to the agent under the offering are measured initially at fair value at the grant date using a binomial model, taking into account the terms and conditions upon which the instruments were granted.  The contractual life of each warrant is four years.

Olympus Pacific Minerals

Stock-based compensation

The Group makes share-based awards to certain directors, officers, employees and consultants.

Equity-settled awards

For equity-settled awards, the fair value is charged to the statement of comprehensive income/(loss) and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions).  The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions).  The fair value is determined using a Black Scholes option pricing model.  At each date of the consolidated statement of financial position prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions).  The movement in cumulative expense is recognized in the statement of comprehensive income/(loss) with a corresponding entry within equity.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period.  In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.  Any compensation paid up to the fair value of the award at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the statement of comprehensive income/(loss).  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new award is treated as if it is a modification of the original award, as described in the previous paragraph.

Cash-settled awards

For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest, adjusting for market and non-market based performance conditions.  During the vesting period, a liability is recognized representing the portion of the vesting period that has expired at the date of the consolidated statement of financial position multiplied by the fair value of the awards at that date.  After vesting, the full fair value of the unsettled awards at each balance date is recognized as a liability.  Movements in the liability are recognized in the statement of comprehensive income/(loss).

Revenue recognition
Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received.  Sales, export taxes or duty are recorded as part of cost of sale.

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

Refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

7. Segment Analysis

For management purposes, the group is organized into one business segment and has two reportable segments based on geographic area as follows:

•	The Company’s Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries;
•	The Company’s Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.

Annual Report 2011

Management monitors the operating results of its reportable segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss, as well as mine development, and is measured consistently with operating profit or loss in the consolidated financial statements. However, group financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non- current assets	Total non- current assets	Current assets	Liabilities

At December 31, 2011
Vietnam	$36,680,791	$9,029,699	$23,236,944	$6,070,128	$943,747	$75,961,309	$25,885,982	$16,337,040
Malaysia	99,954	7,526,402	-	31,276,437	-	38,902,793	226,969	6,857,473
Other	157,370		-	550,000	-	707,370	3,567,751	50,532,867
Total	$36,938,115	$16,556,101	$23,236,944	$37,896,565	$943,747	$115,571,472	$29,680,702	$73,727,380

At December 31, 2010
Vietnam	$30,528,865	$8,394,147	$21,064,312	$7,371,340	$1,361,327	$68,719,991	$16,994,721	$9,125,471
Malaysia	51,484	2,267,175	-	31,276,437	-	33,595,096	185,331	6,619,248
Other	69,328	-	-	550,000	-	619,328	3,077,938	42,220,092
Total	$30,649,677	$10,661,322	$21,064,312	$39,197,777	$1,361,327	$102,934,415	$20,257,990	$57,964,811

At January 1, 2010
Vietnam	9,421,704	7,464,937	17,584,116	7,203,352	-	41,674,109	6,642,507	3,193,285
Other	9,034	-	-	-	-	9,034	5,698,618	2,516,900
Total	$9,430,738	$7,464,937	$17,584,116	$7,203,352	$-	$41,683,143	$12,341,125	$5,710,185

	For the Year Ended December 31, 2011		For the Year Ended December 31, 2010

	Revenue	Income/(loss) and comprehensive income/(loss)	Revenue	Income/(loss) and comprehensive income/(loss)

Vietnam	$47,976,630	$3,129,813	$35,986,013	$6,801,605
Malaysia	-	(563,049)		16,137
Other	-	(921,866)		(19,590,814)
Total	$47,976,630	$1,644,898	$35,986,013	$(12,773,072)
Intra-segment transactions are eliminated in the above table.

Olympus Pacific Minerals

8. Earnings Per Share

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Basic Earnings per Share
Earnings (loss) for the period	1,084,649	(13,882,384)
Weighted average number of common shares outstanding	377,193,706	329,747,069
Basic earnings (loss) per share	0.003	(0.042)
Diluted Earnings per Share
Net loss used to calculate diluted earnings per share	1, 084,649	(13,882,384)
Weighted average number of common shares outstanding	377,193,706	329,747,069
Dilutive effect of stock options outstanding	967,077	N/A
Weighted average number of common shares outstanding used to calculate diluted earnings per share	378,160,783	329,747,069
Diluted earnings (loss) per share	0.003	(0.042)

Basic earnings per share is calculated by dividing the net profit for the period attributable to the equity holders of the Parent Company by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is based on basic earnings per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.

9. Business combinations

The Group has not made any business combinations in the year ended December 31, 2011.

Prior year business combinations

Amalgamation with Zedex

The Compay has accounted for the amalgamation between the Company via Olympus Pacific Minerals NZ (“Olympus NZ”), a wholly owned subsidiary of the Company, and registered in New Zealand, and Zedex Minerals Limited (“Zedex”), also registered in New Zealand, as an acquisition with the Company being identified as the acquiror, and recorded it as a business combination.

Under the terms of the transaction the two companies amalgamated and management of the Company took control of the assets and liabilities of Zedex from January 12, 2010.  Total consideration for the amalgamation amounted to US$15,206,478 and was paid to Zedex shareholders by way of redistribution of the 65,551,043 Olympus shares that Zedex already held along with the issuance of a further 54,226,405 new Olympus shares.  In addition, stock options were issued in Olympus to compensate for the cancellation of Zedex options.  The fair value of this exchange of options was determined using a Black-Scholes calculation to equal $446,701, which is included in the total consideration of $15,206,478. Further as a result of the exchange of Zedex options for Olympus options an additional amount of $66,591 has been immediately expensed in stock-based compensation expense.

Zedex had the right under an agreement it acquired in January 2006 to a 2 percent gross production royalty on Bong Mieu sales, less incremental costs.  Under the agreement, Ivanhoe Mines Limited assigned to Zedex all its rights, title to and interest in the debt, gross production royalties and royalty agreement.  The royalty was calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.  The amalgamation results in this royalty agreement being dissolved releasing Olympus from any future obligation in this regard.

All costs associated with the amalgamation have been expensed when incurred, these being recorded in corporate and administrative expenses in the statement of comprehensive income/(loss).

The purchase consideration was settled by way of share issue. The shares were not issued until January 25, 2010.

Annual Report 2011

The purchase consideration was allocated as follows:

$
Current assets
Cash	45,643
Accounts receivable and prepaid expenses	158,997

Non-current assets
Property, plant and equipment	86,759
Mine properties	33,159,770

Current liabilities
Accounts payable and accrued liabilities	(1,626,168)

Non-current liabilities
Deferred tax liability	(6,707,733)

25,117,268
Other elements of consideration
Amounts attributable to non-controlling interests	(9,910,790)

Total Consideration	15,206,478

Increase in investment in North Borneo Gold
On September 30, 2010, the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd by January 2014, subject to payments to be made in several tranches.

The Company has accounted for the increased interest in North Borneo Gold Sdn Bhd as an equity transaction and has recorded in other reserves the premium paid on the purchase on a pro rata basis of the fair value of the non-controlling interest initially recognized on acquisition.

The transactions can be summarized as follows:
	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company’s Effective Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/20/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	1/21/2014	14,250	93.55%
			108,750	93.55%

The agreement includes a condition subsequent that must be met before the Tranche 3c payment is required to be settled.  The condition subsequent requires the vendor to obtain:

a)
All renewals or grants (as applicable) of mining licenses and mining certificates relating to the Jugan deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

b)
All ministerial, Governor and other regulatory approvals to ensure that the mining licenses and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations

Conditions to be met before settlement of each tranche are as follows:

Olympus Pacific Minerals

Tranche 1	- has no conditions;

Tranche 2	- amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date;

Tranche 3
- if the condition subsequent noted above has been met by March 31, 2012 settlement of the Tranche 3c payment occurs.  If the condition subsequent has not been met then the shares transfer to the purchaser at no additional cost. On completion of Tranche 3c the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases;

Tranche 4	- has no conditions.

Kadabra Mining Corporation – Capcapo Project

The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation (a company in the process of incorporation in which the Company will hold a 40% interest) in respect of the Capcapo Gold Property in the Northern Philippines.

Pursuant to the terms of the joint venture agreement, the Company, in consortium with a Philippine company (in the process of incorporation) controlled by Philippines nationals, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. Olympus paid to AMIC US$300,000 upon the signing of the joint venture agreement, is required to pay a further US$400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of The Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a

In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Project or 6% of the annual profit of the joint venture corporation.

Finally, Olympus is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a US$2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of US$5,000,000, whichever is of lesser value.

Annual Report 2011
10. Property, Plant and Equipment

	At December 31, 2011
	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At December 31, 2010, net of accumulated depreciation	$184,755	$6,896,788	$1,830,155	$21,737,979	$30,649,677
Additions	147,336	3,032,208	9,545,693	744,745	13,469,982
Disposals	-	(252,703)	-	-	(252,703)
Reclassifications	1,852,126	13,796,964	6,058,557	(21,707,647)	-
Depreciation	(284,239)	(4,372,794)	(2,235,437)	-	(6,892,470)
Translation adjustments	-	(36,371)	-	-	(36,371)
At December 31, 2011, net of accumulated depreciation	$1,899,978	$19,064,092	$15,198,968	$775,077	$36,938,115
At December 31, 2011: Cost	$3,103,216	$30,403,504	$20,337,058	$775,077	$54,618,855
Accumulated depreciation	1,203,238	11,339,412	5,138,090	-	17,680,740
Net carrying amount	$1,899,978	$19,064,092	$15,198,968	$775,077	$36,938,115

	At December 31, 2010
	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At January 1, 2010, net of accumulated depreciation	$331,492	$5,508,753	$2,590,631	$999,862	$9,430,738
Additions	28,508	3,357,973	32,294	21,517,083	24,935,858
Disposals	-	(15,606)	-	-	(15,606)
Reclassifications	33,310	467,566	278,090	(778,966)	-
Depreciation	(208,555)	(2,424,655)	(1,070,860)	-	(3,704,070)
Translation adjustments	-	2,757	-	-	2,757
At December 31, 2010, net of accumulated depreciation	$184,755	$6,896,788	$1,830,155	$21,737,979	$30,649,677
At December 31, 2010: Cost	$1,102,815	$14,236,823	$4,732,912	$21,737,979	$41,810,529
Accumulated depreciation	918,060	7,340,035	2,902,757	-	11,160,852
Net carrying amount	$184,755	$6,896,788	$1,830,155	$21,737,979	$30,649,677

The carrying value of plant and equipment held under finance leases at December 31, 2011 is $370,580 (December 31, 2010: $971,195).

Included in the net carrying value of buildings, plant & equipment and infrastructure in progress at December 31 2011 were amounts of US$0.3 million, US$2.0 million and US$2.1 million respectively (December 31, 2010 – capital assets in progress: US$3.01 million) for interest and borrowing costs capitalized for the Phuoc Son plant which was under construction and placed into commercial production on July 1, 2011.

11. Deferred Exploration Expenditure

Olympus Pacific Minerals

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ GoldCo	Total
Cost as at January 1, 2010	3,330,350	4,358,957	-	-	7,689,307
Additions	405,057	484,110	2,267,175	535,827	3,692,169
Cost as at December 31, 2010	3,735,407	4,843,067	2,267,175	535,827	11,381,476
Additions	258,436	712,429	5,537,081	233,327	6,741,273
Translation adjustments	-	-	(277,854)	(12,480)	(290,334)
Cost as at December 31, 2011	3,993,843	5,555,496	7,526,402	756,674	17,832,415

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Company	Total
Accumulated amortization as at January 1, 2010	(117,316)	(107,054)	-	-	(224,370)
Additions	(29,701)	(466,085)	-	-	(495,786)
Accumulated amortization as at December 31, 2010	(147,017)	(573,139)	-	-	(720,156)
Additions	(15,007)	(541,151)	-	-	(556,158)
Accumulated amortization as at December 31, 2011	(162,024)	(1,114,290)	-	-	(1,276,314)
Net book value as at December 31, 2010	3,588,390	4,269,928	2,267,175	535,827	10,661,320
Net book value as at December 31, 2011	3,831,819	4,441,206	7,526,402	756,674	16,556,101

Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006, the Bong Mieu underground mine which commenced production on April 1, 2009 and the Phuoc Son mine which commenced commercial production on October 1, 2009.

As the Company did not yet have unencumbered access to the Capcapo property at December 31, 2011, exploration costs incurred in 2011 in respect of this property have been expensed.

Annual Report 2011
12. Deferred Development Expenditure

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	Total
Cost as at January 1, 2010	7,826,662	11,106,177	18,932,839
Additions	4,284,323	3,633,441	7,917,764
Cost as at December 31, 2010	12,110,985	14,739,618	26,850,603
Additions	4,195,582	5,114,149	9,309,731
Cost as at December 31, 2011	16,306,567	19,853,767	36,160,334
Accumulated amortization as at January 1, 2010	(306,467)	(1,042,256)	(1,348,723)
Additions	(2,100,383)	(2,337,185)	(4,437,568)
Accumulated amortization as at December 31, 2010	(2,406,850)	(3,379,441)	(5,786,291)
Additions	(1,246,501)	(5,890,598)	(7,137,099)
Accumulated amortization as at December 31, 2011	(3,653,351)	(9,270,039)	(12,923,390)
Net book value as at December 31, 2010	9,704,135	11,360,177	21,064,312
Net book value as at December 31, 2011	12,653,216	10,583,728	23,236,944

13. Mine Properties

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	GR Enmore	Total
Cost as at January 1, 2010	3,219,595	4,993,450	-	-	-	8,213,045
Additions	1,075	1,614	31,276,437	1,333,333	550,000	33,162,459
Cost as at December 31, 2011 and December 31, 2010	3,220,670	4,995,064	31,276,437	1,333,333	550,000	41,375,504
Accumulated amortization as at January 1, 2010	(654,693)	(355,000)	-	-	-	(1,009,693)
Additions	(289,532)	(878,500)	-	-	-	(1,168,032)
Accumulated amortization as at December 31, 2010	(944,225)	(1,233,500)	-	-	-	(2,177,725)
Additions	(344,696)	(956,518)	-	-	-	(1,301,214)
Accumulated amortization as at December 31, 2011	(1,288,921)	(2,190,018)	-	-	-	(3,478,939)
Net book value as at December 31, 2010	2,276,445	3,761,564	31,276,437	1,333,333	550,000	39,197,779
Net book value as at December 31, 2011	1,931,749	2,805,046	31,276,437	1,333,333	550,000	37,896,565

The Company’s exploration and mining licenses related to the above mine properties are of a fixed term. Prior to the expiry of any of its exploration or mining licenses, the Company files applications in the ordinary course to renew those licenses that it deems necessary or advisable for the continued operation of its business. Certain of the Company’s exploration and mining licenses described above, including Phuoc Son mining and exploration licenses, Bong Mieu (Ho Gan) exploration license, and North Borneo Gold mining and exploration licenses are currently under application for renewal.

Olympus Pacific Minerals

Bong Mieu Gold Property
The Company holds an 80 percent interest in the Bong Mieu Gold Project and holds mining and investment licenses covering thirty square kilometres within the Bong Mieu gold property area. The investment license covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). In 1997, the Company's subsidiary, Formwell Holdings Limited ("FHL"), entered into a joint venture with The Mineral Development Company Limited ("Mideco") and with Mien Trung Industrial Company ("Minco"), a mining company then controlled by the local provincial government to form the Bong Mieu Gold Mining Company ("BMGC").  The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006.  The Company placed the Bong Mieu Underground project into production effective April 1, 2009 on substantial completion of the plant installation which enabled commercial production of  Bong Mieu Underground to commence.  The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam from the Bong Mieu Gold Project.

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

Ore mined from Phuoc Son was trucked to the Bong Mieu processing facility under a trucking permit until December 31, 2010. The permit was renewed effective March 15, 2011, however, management decided not to utilize the permit opting instead to stock pile ore for treatment in the new processing plant.
The Company pays the Vietnam Government a royalty equal to fifteen percent of the sales value of gold production in Vietnam from the Phuoc Son Gold Project.

North Borneo Gold Property
During the third and fourth quarters of 2010, the Company purchased an additional combined 25 percent interest in North Borneo Gold Sdn Bhd and in May 2011, the Company acquired an additional 5.48%, taking its effective interest in the Bau Gold Project to 80.53% at December 31, 2011. In January 2012 the Company purchased as additional 2.72%, taking its effective interest to 83.25%. The remaining interest is held by the Malaysian mining group, Gladioli Enterprises Sdn Bhd. Pursuant to the Bau Agreement, Olympus is the project operator.

The Bau Gold Project comprises consolidated mining and exploration tenements within the historic Bau Goldfield, in Sarawak, East Malaysia.

The Company has agreed to acquire a further 10.3 percent from the local Malaysian joint venture partner in three remaining tranches, with final completion in January 2014 which will bring the Company’s effective interest to 93.55%.  As a condition of settlement of Tranche 2, the Joint Venture agreement has been revised. The revisions deal with a number of operational and governance matters.  Further information about the acquisition can be found in note 9.

Binh Dinh NZ Gold Property
The Company holds an option to acquire a 75 percent development interest in the Tien Thuan Gold Project in Binh Dinh Province, Central Vietnam.

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

Annual Report 2011

Capcapo
The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation in respect of the Capcapo Gold Property in the Northern Philippines.

The terms of the joint venture agreement are described in note 9.  The joint venture agreement also grants the Company a right of first refusal over a mineral production sharing agreement held by
Jabel over the Patok property, also located in Abra Province, Northern Philippines.

14. Cash and Cash Equivalents

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made at call and for less than one month, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The fair value of cash and short-term deposits at December 31, 2011 and at December 31, 2010 approximates carrying value. The Group only deposits cash surpluses with major banks of high quality credit standing.

Cash and cash equivalents comprise the following:

	December 31, 2011	December 31, 2010	January 1, 2010

Cash at banks and on hand	$7,976,516	$4,105,325	$5,718,725
Short-term deposits	753,732	-	-
Total	$8,730,248	$4,105,325	$5,718,725

15. Trade and Other Receivables

	December 31, 2011	December 31, 2010	January 1, 2010
Trade receivables	$19,933	$1,628,255	$861,299
Vietnam value-added tax	1,224,617	5,613,964	452,535
Deposits	666,549	620,680	403,200
Other receivables	111,023	126,837	1,628,207
Total	$2,022,122	$7,989,736	$3,345,241

Olympus Pacific Minerals

16. Inventories

	December 31, 2011	December 31, 2010	January 1, 2010
Doré bars and gold bullion	$8,974,577	$2,153,029	$259,524
Ore in stockpiles	488,788	714,021	524,978
Gold in circuit	1,559,123	94,924	26,115
Mine operating supplies and spares	4,264,047	3,727,026	2,267,601
Total	$15,286,535	$6,689,000	$3,078,218

3,150 oz gold were held in inventory pending delivery of principal repayment of the Gold Loan on 31 May, 2012.

17. Other Financial Assets

	December 31, 2011	December 31, 2010	January 1, 2010
Prepaid expenses	$3,641,797	$1,473,929	$198,941
Total	$3,641,797	$1,473,929	$198,941

Prepayments are entered into in the ordinary course of business and are generally utilized within a twelve month period.

18. Provisions

	Asset Retirement Obligation	Employee Entitlements	Other	Total
At January 1, 2010	$974,726	$128,756	$135,833	$1,239,315
Arising during the year	574,666	173,616	571,058	1,319,340
Write back of unused provisions	-	-	-	-
Disposals	-	-	-	-
Accretion	90,334	-	-	90,334
Utilization	(29,049)	(208,665)	(324,369)	(562,083)
At December 31, 2010	1,610,677	93,707	382,522	2,086,906
Arising during the twelve months	401,260	264,221	450,584	1,116,065
Write back of unused provisions	-		(95,106)	(95,106)
Disposals	-			-
Accretion	79,969			79,969
Utilization	(375,947)	(209,461)	(287,416)	(872,824)
At December 31, 2011	$1,715,959	$148,467	$450,584	$2,315,010

Comprising:
Current 2011	436,966	148,467	450,584	1,036,017
Non-current 2011	1,278,993	-	-	1,278,993
	$1,715,959	$148,467	$450,584	$2,315,010

Annual Report 2011

Comprising:
Current 2010	491,345	93,707	382,522	967,574
Non-current 2010	1,119,332			1,119,332
	$1,610,677	$93,707	$382,522	$2,086,906

Comprising:
Current January 1, 2010	204,716	128,756	135,833	469,305
Non-current January 1, 2010	770,010			770,010
	$974,726	$128,756	$135,833	$1,239,315

Asset Retirement Obligations

In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized $1,851,453 in provisions for this purpose. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at the date of the consolidated statement of financial position. The provision has been calculated using a discount rate of 6.9%. The rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income/(loss) may be impacted.

Employee Entitlements
Employee entitlements includes the value of excess leave entitlements allocated over the leave taken by the employees of the Group.  These amounts are expected to be utilized as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Employee entitlements also include provisions for short-term incentive plan benefits.

Other

Other provisions mainly represents a provision for audit fees that relate to the period but for which the services are generally performed in a future period.

19. Derivative Financial Liabilities

	December 31, 2011	December 31, 2010	January 1 2010
Gold loan - gold price movements derivative	$4,394,000	$4,497,000	$-
Gold loan vested warrants - conversion option	209,181	1,806,149	-
Convertible notes - conversion option	5,171,272	7,837,083	-
Convertible notes vested warrants - conversion option	4,188,685	4,059,984	-
Total	$13,963,138	$18,200,216	$-

Convertible Notes (Unsecured)
Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars.  The functional reporting currency of the Company is US dollars.  As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company’s functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the statement of comprehensive income/(loss).

Olympus Pacific Minerals

8% Redeemable Promissory Notes (Gold Loan)
The gold loan was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be delivered at regular six monthly intervals leading up to the maturity date.  The amount of gold that must be delivered is established by reference to a Gold Price Participation Arrangement (“GPPA”). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deposit in trust. For gold prices between US$900 and US$1,200 per ounce, payment volumes are altered so that the Company’s US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices.  However, volumes of gold payments are frozen if the price of gold falls below US$900 (the Company being protected from having to deliver more gold) or exceeds US$1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US$900 per ounce and written call option when they are above US$1,200 per ounce.

The call option and put option features of the Gold Loan are re-valued at each reporting date using the Black 76 variant of the Black-Scholes option pricing model, with each gold deposit date (May 31 and November 30 each year) valued as a separate option in accordance with the criteria noted above.

The call option component of the gold note, a derivative liability of the Company, has a value of US$4,539,000 at December 31, 2011 (US$4,846,000 as at December 31, 2010). Inputs used when valuing the call option components of the Gold Loan are:

	December 31, 2011	December 31, 2010
Gold futures prices	US$1,571 to US$1,585 per ounce	US$1,425 to US$1,468 per ounce
Exercise price (call options)	US$1,200 per ounce	US$1,200 per ounce
Term to maturity	0.42 to 1.42 years	0.42 to 2.42 years
Annualized volatility	30%	18% to 24%
Risk free rate	0.1% to 0.2%	0.2% to 0.8%

The put option component of the gold note, a derivative asset of the Company, has a value of US$145,000 at December 31, 2011 (US$349,000 as at December 31, 2010). Inputs used when valuing the put option components of the Gold Loan are:

	December 31, 2011	December 31, 2010
Gold futures prices	US$1,571 to US$1,585 per ounce	US$1,425 to US$1,468 per ounce
Exercise price (call options)	US$1,200 per ounce	US$900 per ounce
Term to maturity	0.42 to 1.42 years	0.42 to 2.42 years
Annualized volatility	35%	27% to 31%
Risk free rate	0.1% to 0.2%	0.2% to 0.8%

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60.  Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share. As the exercise price of the stock underlying the gold loan warrants is not denominated in the Company’s functional currency, the warrants meet the definition of derivatives and are recorded as derivative liabilities under IFRS, and are revalued at each reporting date, with any change in valuation being recognized in the statement of comprehensive income/(loss).

Annual Report 2011
20. Interest Bearing Loans and Borrowings

	December 31, 2011	December 31, 2010	January 1, 2010
Gold loan	$11,353,550	$15,408,880	$-
Current portion	8,558,040	6,429,600	-
Non-current portion	2,795,510	8,979,280	-
Total	$11,353,550	$15,408,880	$-

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

		At December 31, 2011
			Interest	Number of
	Issued	Maturity	Rate	Units	Face Value
					USD
Gold Loan	June 18, 2010	M ay 31, 2013	8%	1,314	13,140,000

As at December 30, 2011, the Gold Loan has a face value of US$13,140,000 (December 31, 2010: $19,440,000). The Gold Loan has an original face value of US$21,960,000, the difference to the original face value being payments of principal of US$5,040,000. It was issued in US$10,000 units, bears interest at 8% per annum and is payable semi-annually in arrears.

The Gold Loan initially obligates the Company to deliver gold as settlement of the loan’s principal, subject to the adjustment feature described in note 19.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60.  Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as derivative liabilities.

The Company did not exercise its option for early repayment through a one-off provision for the early redemption of the Gold Loan on November 30, 2011.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined as $18.189 million.

As part of this offering, the Company issued broker warrants which were valued at $0.252 million and have been recorded as part of the transaction cost.

Gold delivered as repayment of the loan is accounted for as a disposal of a current asset, for which a gain or loss is recorded as other income/(loss) in the consolidated statement of comprehensive income/(loss). The gain or loss represents the difference between the value of the note settled by way of gold and the cost of production of inventory used to settle that portion of the loan.

The Gold Loan Notes require the Company to meet certain covenants, all of which had been met as at December 31, 2011, including the following:

•	Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

Olympus Pacific Minerals

21. Convertible Notes

	December 31, 2011	December 31, 2010	January 1, 2010
Convertible notes	$23,154,693	$6,826,376	$-
Current portion	630,153	390,243	-
Non-current portion	22,524,540	6,436,133	-
Total	$23,154,693	$6,826,376	$-

The Convertible Note agreements require the Company to meet certain covenants, all of which had been met as at December 31, 2011, including the following:

•	Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

 22. Trade and Other Payables

	December 31, 2011	December 31, 2010	January 1, 2010
Current:
Trade payables	$4,115,053	$809,712	$655,153
Accruals and other payables	11,776,495	7,223,470	3,644,716
Total	$15,891,548	$8,033,182	$4,299,869

Annual Report 2011
23. Other Financial Liabilities

The Company had capital leases for projects related to the Bong Mieu and Phuoc Son properties.

	December 31, 2011	December 31, 2010	January 1, 2010

Total minimum lease payment	$354,312	$818,946	$171,001
Less: current portion	(354,312)	(818,946)	(171,001)
Total	$-	$-	$-

As all lease payments will be settled within one year, the present value of the lease payments approximates their book value.

24. Capital and Reserves

a) Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.

The following table shows movements in the capital stock of the Company for years ended December 31, 2011 and 31 December, 2010.

	Number of Shares	Amount $
Common shares, January 1, 2010	268,458,779	$97,318,003

Common shares issued (2) Common shares issued (3) Exercise of options Common shares issued (4) Conversion of Notes Share issue costs (4)	54,226,405 951,703 1,181,150 37,000,000 3,692,760 -	$14,759,776 293,526 717,201 16,291,697 1,267,210 (743,557)
Common shares, December 31, 2010	365,510,797	$129,903,856
	Number of Shares	Amount $
Common shares, December 31, 2010	365,510,797	$129,903,856

Common shares issued (1) Exercise of options Exercise of warrants Conversion of Notes Common Shares Bought Back and Cancelled(5) Share issue costs (1)	14,000,000 3,334 9,921 1,363,855 (294,000) -	$5,787,600 2,148 18,068 497,685 (73,022) (289,380)
Common shares, December 31, 2011	380,593,907	$135,846,955

Olympus Pacific Minerals

(1)
In March 2011 the Company completed a non-brokered private placement of 14,000,000 shares at a price of A$0.40 per share, for gross proceeds of $5,787,600 and net proceeds of $5,498,220.  Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

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

(5)	In December the Company bought back 294,000 shares on market at an average price of CAD$0.25 per share and cancelled them.

Common Share Buy-back Program

On November 28, 2011, the Company announced its intention to make a normal course issuer bid to be transacted through the facilities of the TSX (the “Normal Course Issuer Bid”) and filed a buy-back announcement with the Australian Securities Exchange (with the Normal Course Issuer Bid, the “Buy-Back Program”).

Pursuant to the terms of the Buy-Back Program, Olympus may purchase its own common shares for cancellation in compliance with TSX or ASX rules, as applicable up to a maximum of 30,072,558 shares, being 10% of its public float. Purchases will be subject to a daily maximum of 49,601 shares representing 25% of the average daily trading volume of 198,403 shares for the six months ended October 31, 2011, except where such purchases are made in accordance with “block” purchase exemptions under TSX guidelines. Olympus will initiate purchases at different times starting on or after December 1, 2011, and ending no later than November 30, 2012.

b) Stock Options

Under the Company’s stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The following table provides a summary of the stock option activity for the years ended December 31, 2011 and December 31, 2010.

	December 31, 2011		December 31, 2010
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	31,084,998	0.52	18,212,496	0.50
Granted	6,235,733	0.62	18,395,716	0.50
Exercised	(3,334)	0.45	(4,072,798)	0.32
Cancelled/ Expired	(2,038,420)	0.49	(1,450,416)	0.51
Outstanding, end of the period	35,278,977	0.54	31,084,998	0.52
Options exercisable at the end of the period	30,858,452	0.54	23,701,997	0.53

The following table summarizes information about the stock options outstanding as at December 31, 2011.

Annual Report 2011

Options Outstanding				Options Exercisable
Range of Exercise Prices $CAD	Number Outstanding As at December 31, 2011	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at December 31, 2011	Weighted Average Exercise Price $CAD
$0.12	1,390,614	2.01	0.12	1,390,614	0.12
$0.40 - 0.49	13,352,184	2.82	0.41	12,202,184	0.41
$0.50 - 0.59	6,156,936	2.98	0.55	4,510,518	0.56
$0.60 - 0.69	6,550,000	1.85	0.62	5,283,333	0.63
$0.70 – 0.79	6,891,742	2.81	0.74	6,534,302	0.74
$0.80 – 0.89	833,334	1.04	0.84	833,334	0.84
$0.90 – 0.92	104,167	0.33	0.92	104,167	0.92
	35,278,977		0.54	30,858,452	0.54

c) Warrants
The following table shows movements in number of warrants of the Company for the years ended December 31, 2011 and December 31, 2010.

	December 31, 2011		December 31, 2010
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	20,278,076	$0.74	-	-
Granted – Vested Warrants1	-	-	15,178,559	$0.50
Granted – Broker Warrants	-	-	2,428,571	$0.50
Granted – Agent Warrants	-	-	2,668,750	$0.60
Granted – Gold Loan Warrants2	-	-	2,196	$2082
Granted – Agent Warrants	4,690,196	$0.55	-	-
Granted – Vested Warrants3	150	$55,000	-	-
Granted – Vested Warrants4	14,600,000	$0.55	-	-
Exercised	(59,514)	$0.50	-	-
Expired	-	-	-	-
Outstanding, end of the period	39,508,908	$0.86	20,278,076	$0.74

1. In 2010 the Company issued a further 15,178,559 vesting warrants have been issued which only vest in the event of early redemption of the 9% CAD convertible note described in note 19. In that event the vested warrants are no longer exercisable.

2. Gold Loan warrants were issued in June 2010. Each Gold Loan warrant entitles the holder to purchase 3,470 common shares at an exercise price of CAD$0.60 each.  The Company has thus issued 2,196 warrants for the purchase of 7,620,120 common shares.

3. In April 2011 the Company issued a further 150 vesting warrants, which only vest in the event of early redemption of the 8% CAD convertible note described in note 19. In that event the vested warrants are no longer exercisable.

4. In May 2011 the Company issued a further 14,600,000 vesting warrants, which only vest in the event of early redemption of the 8% USD convertible note described in note 19. In that event the vested warrants are no longer exercisable.

Olympus Pacific Minerals

d) Consolidated Changes in Equity - Other Reserves

The changes in equity-other reserves for the year ended December 31, 2011 is as follows:

	Other Reserves	Broker Warrants	Foreign Currency Translation	Equity Based Compensation Reserve	Investment Premium	Total

Balance at January 1, 2010	$(93,627)	-	$(2,513,078)	7,032,113	-	$4,425,408
Options granted and vested	-	-	-	2,323,275	-	2,323,275
Options exercised	-	-	-	(654,896)	-	(654,896)
Warrants granted and vested	-	521,561	-	-	-	521,561
Investment in subsidiary	-		-	-	(10,106,702)	(10,106,703)
Balance at December 31, 2010	(93,627)	521,561	(2,513,078)	8,700,492	(10,106,702)	(3,491,355)
Options granted and vested	-	-	-	3,063,380	-	3,063,380
Options exercised	-	-	-	(661)	-	(661)
Warrants granted and vested	-	896,484	-	-	-	896,484
Investment in subsidiary	-	-	-	-	(4,927,389)	(4,927,389)
Balance at December 31, 2011	$(93,627)	$1,418,045	$(2,513,078)	$11,763,211	$(15,034,091)	$(4,459,540)

Other reserves
This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

Broker warrants
This reserve represents broker warrants associated with the 9% CAD Convertible Note that was issued in March 2010, the 8% CAD Convertible Note that was issued in April 2011 and the 8% USD Convertible Note that was issued in May 2011.

Foreign currency translation
This reserve originated on January 1, 2009 when the Company changed from reporting in CAD to USD and represents accumulated translation differences on balance sheet translation.

Equity based compensation reserve
This reserve records the movements in equity based compensation.

Investment premium reserve
This reserve represents the premium paid on acquisition of a greater equity interest in North Borneo Gold Sdn Bhd.

25. Employee Benefits

Share based payments

Equity settled share based payments are valued at grant date using a Black Scholes model.
Under the Company’s stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company.  The maximum number of shares that may be issued under the new plan is 12 percent (on a non-diluted basis) of the Company’s issued and outstanding shares.  Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

The total share compensation expense recognized for stock options during the year ended December 31, 2011 is $1,277,892 (year ended December 31, 2010 - $1,876,574).

During the year ended December 31, 2011, 6,235,733 options were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes, at $1,554,642. These options have various exercise prices of between CAD$0.52 and CAD$0.72.  The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP), being the listing of the stock activities for five business days from the grant date.  3,943,155 of the options vest immediately, 1,626,418 vest upon approval at the next AGM and the remaining 636,160 outstanding options vest 1/3 on date of grant; 1/3 after 12 months from the grant date and another 1/3 after 24 months from the grant date.

Deferred Share Units

Annual Report 2011

In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board.  Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.   Under terms of the plan, the DSU plan will be an unfunded and unsecured plan.   The deferred share units are paid out in cash upon retirement/resignation.  The value of DSU cash payment changes with the fluctuations in the market value of the common shares.   Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the period of the change.  Total DSUs granted as at December 31, 2011 were 712,070 units.  No DSUs were granted during the year ended December 31, 2011.  Liabilities related to this plan are recorded in accrued liabilities and totalled $188,491 as at December 31, 2011 (year ended December 31, 2010 - $384,556). Compensation income related to this plan for the year ended December 31, 2011 was $196,065 (expense for the year ended December 31, 2010: $181,296).

Olympus Pacific Minerals

26. Related Party Disclosures

The consolidated financial statements include the financial statements of Olympus Pacific Minerals Inc and the subsidiaries listed in the following table:

		% equity interest held as at December 31,
Name	Country of incorporation	2011	2010
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
Olympus Pacific Vietnam Ltd	British Virgin Islands	100	100
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Olympus Pacific Thailand Ltd	British Virgin Islands	100	100
Kadabra Mining Corp.	Philippines	100	100
Olympus Pacific Minerals Vietnam Ltd	Vietnam	100	100
OYM NZ Ltd	New Zealand	100	-
Olympus Pacific Minerals Labuan Ltd	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	80.53	50.05
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100

Compensation of key management of the group was as follows:

	Year-to-date December 31
	2011	2010
Management fees	$3,023,077	$1,307,518
Share based compensation	$924,409	$1,281,203
Total compensation of key management	$3,947,486	$2,588,721

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Management fees and reimbursement of expenses
Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2011 and 2010; Wholesale Products Trading Limited associated with Peter Tiedemann in 2011 and  2010; Action Management Limited associated with Charles Barclay in 2011 and 2010; Cawdor Holding Limited associated with Russell Graham in 2011 and 2010; Lloyd Beaumont No. 2 Trust associated with Paul Seton in 2011 and 2010;  Whakapai Consulting Ltd associated with Jane Bell in 2011 and 2010; The Jura Trust associated with John Seton in 2011 and 2010 and K&K Management GmbH associated with Klaus Leiders in 2011.

Directors' interest in the stock option plan

Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

Annual Report 2011

			Number of options outstanding
Issue Date	Expiry Date	Exercise Price CAD$	December 31, 2011	December 31, 2010	January 01, 2010
Mar-07	Mar-12	0.65	850,000	850,000	850,000
Mar-07	Mar-12	0.75	4,000,000	4,000,000	4,000,000
Jun-08	Jan-13	0.40	1,809,000	1,809,000	1,809,000
Apr-09	Jan-14	0.12	722,872	722,872	722,872
Jan-10	Dec-14	0.40	3,073,618	3,073,618
Feb-10	Apr-12	0.87278	166,667	166,667
Feb-10	Jun-12	0.5742	625,000	625,000
Jun-10	Apr-15	0.42	3,000,000	3,000,000
Jun-10	Apr-15	0.60	3,000,000	3,000,000
Sep-10	Dec-14	0.45	997,252	997,252
Jan-11	Dec-15	0.72	1,737,723
Aug-11	Aug-16	0.515	254,213
Sep-11	Sep-16	0.532	1,372,205
Total			21,608,550	18,244,409	7,381,872

Directors' interest in the deferred share units plan
Deferred share units are held by non-executive members of the Board of Directors.  Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

Award Date	Units	Value of units outstanding
		December 31, 2011	December 31, 2010	January 1, 2010
14/05/2008	350,000	$92,648	$189,019	$99,907
14/05/2009	362,070	95,843	195,537	103,353
Total of deferred share units outstanding	712,070	$188,491	$384,556	$203,260

Olympus Pacific Minerals

27. Commitments and Contingencies

As at December 31, 2011
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	354,312	354,312
Operating leases	509,546	442,952	66,594	-	-	-
Purchase obligations - supplies & services	5,474,250	5,474,250	-	-	-	-
Purchase obligations - capital	1,280,284	1,280,284	-	-	-	-
Asset retirement obligations	1,715,959	436,968	683,519	553,364	42,108	-
Total	9,334,351	7,988,766	750,113	553,364	42,108	-

In the normal course of business, the Company is subject to various legal claims.  Provisions are recorded where claims are likely and estimable.

28. Financial Instruments

The Company’s activities expose it to a variety of financial risks; credit risk, interest rate risk, liquidity risk, foreign currency risk and commodity price risk.  These risks arise from exposures that occur in the normal course of business and are managed by the Officers of the Company.  Material risks are monitored and are regularly discussed with the Audit Committee of the Board.

Market and commodity price risk
The profitability of the operating subsidiaries of the Company is related to the market price of gold and silver. The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.

During the year ended December 31, 2011 the Company sold gold at the weighted average price of US$1,640 per ounce. A change of US$100 in the gold price per ounce the Company received would have changed the Company’s net income by approximately $2,924,900 in the year.

The Company has entered into a redeemable promissory note arrangement that requires repayment of the principal by the physical delivery of gold into trust at regular six monthly periods until May 2013.  The price of gold will determine the physical quantities of gold that need to be delivered as settlement of the liability associated with this financial arrangement.  Components of the Gold Loan that exhibit characteristics of a derivative are discussed in note 19.

Foreign exchange risk
The Company operates in Canada, Vietnam, Malaysia, Australia and the Philippines. The functional and reporting currency of the parent company is the US dollar. The functional currency of significant subsidiaries is also in US dollars.  The subsidiaries transact in a variety of currencies but primarily in the US dollar, Vietnamese dong and Malaysian ringgit.

The most significant transaction exposure arises in the parent Company in Canada. The balance sheet of the Parent Company includes US and Canadian dollar cash and cash equivalents and Convertible Note liabilities in Canadian dollars.  The Parent Company is required to revalue the US dollar equivalent of the Canadian dollar cash and cash equivalents and liability at each period end. Foreign exchange gains and losses from these revaluations are recorded in the statement of comprehensive income/(loss).

At present, the Company does not hedge foreign currency transaction or translation exposures.

The currency sensitivity analysis is based on the following assumptions:

Olympus Pacific Minerals

•	differences resulting from the translation of financial statements of subsidiaries or joint ventures into the Group’s presentation currency, US$, are not taken into consideration;
•
the major currency exposures for the Group relate to the US$ and local currencies of subsidiaries and joint ventures. Foreign currency exposures between two currencies where one is not the US$ are deemed insignificant to the Group and have therefore been excluded from the sensitivity analysis;

In accordance with IFRS 7, the impact of foreign currencies has been determined based on the balances of financial assets and liabilities at 31 December 2011. This sensitivity does not represent the income statement impact that would be expected from a movement in foreign currency exchange rates over the course of a period of time.

If the US$ had gained (lost) 5% against all currencies significant to the Group, the impact would have been:

	Closing exchange	Effect on net earnings	Effect on equity of
	rate	of a 5% change	a 5% change

Local currency to the US$	2011	2011	2011
US$:VND	20,829	(71,745)	(71,745)
US$:CAD	1.0200	(1,079,690)	(1,079,690)
Total		(1,151,435)	(1,151,435)

	Closing exchange	Effect on net earnings	Effect on equity of
	rate	of a 5% change	a 5% change

Local currency to the US$	2010	2010	2010
US$:VND	18,932	382,738	382,738
US$:CAD	1.0000	(835,729)	(835,729)
Total		(452,991)	(452,991)

Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments which are measured at fair value by valuation technique:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
All financial instruments measured at fair value use level 2 valuation techniques in all years.

There have been no transfers between fair value levels during the reporting period.

Annual Report 2011
Interest rate risk
As at December 31, 2011, the Company holds Convertible Note liabilities that attract interest at fixed rates of 8% and 9% (refer note 21). The Company also has a redeemable promissory note arrangement associated with the delivery of gold that requires interest to be paid a fixed rate of 8% per annum (refer notes 19 and 20). There is no risk of the interest rate increasing for these convertible notes and the gold loan as the rates are fixed.

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

Credit risk exposure is mitigated because the Company can sell the gold it produces on many different markets and payment is typically received within two weeks of shipment.  The Company’s receivables are all current.

Liquidity risk
Liquidity risk arises through excess financial obligations over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at December 31, 2011, the Company was holding cash and cash equivalents of $8,730,248 (December 31, 2010 - $4,105,325).  39 percent of the Company’s cash and cash equivalents balance is comprised of cash deposited with two major Canadian financial institutions in interest bearing bank deposit accounts. A table of commitments and contractual obligations of the Company are presented in note 27. Principal repayments on debt are due as follows:

	Repayments
US$	2012	2013	2014	2015	Total

Convertible notes-CAD 9%			10,288,748		10,288,748
Convertible notes-CAD 8%				15,053,109	15,053,109
Convertible notes-USD 8%				15,041,728	15,041,728
Gold loan	8,460,000	4,680,000			13,140,000
	8,460,000	4,680,000	10,288,748	30,094,837	53,523,585

Capital Management
The objective of the Group’s capital management is to safeguard the entity’s ability to continue as a going concern, so that it has the ability to provide returns for shareholders in the future and support its long-term growth strategy.

In the period, the Company has raised cash by issuing equity instruments.

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

The Company, at this stage, manages its capital structure by performing the following:
•	Maintaining a liquidity cushion in order to address the operational and/or industry disruptions or downturns;
•	Preparing detailed budgets, by project, that are approved by the Board of Directors (the “Board”) for development, exploration, acquisition and corporate costs;
•	Routine internal reporting and Board meetings to review actual versus budgeted spending; and
•	Detailed project financial analysis to determine new funding requirements.

As at December 31, 2011, the Company has convertible debt and gold loan debt totaling $34,508,243 (December 31, 2010 – $22,235,256) and a cash balance of $8,730,248 (December 31, 2010 - $4,105,325). This meets the Company’s preferred minimum liquidity cushion.

Total managed capital as at December 31, 2011 was $125,135,353 (December 31, 2010 - $101,601,187).  The Company has no obligation to pay dividends on share capital.

Olympus Pacific Minerals

	US$	US$
	December 31, 2011	December 31, 2010
Current
Interest-bearing loans and borrowings	8,558,040	6,429,600
Convertible notes	630,153	390,243
Trade and other payables	15,891,548	8,033,182
Non-Current
Interest-bearing loans and borrowings	2,795,510	8,979,280
Convertible notes	22,524,540	6,436,133
Derivative financial liabilities	13,963,138	18,200,216
Less:
Cash	(8,730,248)	(4,105,325)
Trade and other receivables	(2,022,122)	(7,989,736)
Net Debt	53,610,559	36,373,593
Equity	71,524,794	65,227,594
Capital and Net Debt	125,135,353	101,601,187

29. Material Events After the Consolidated Balance Sheet Date

Pursuant to the terms of the Company’s share buy-back program, 2,001,179 shares were purchased by the company and subsequently cancelled between January 1, 2012 and March 30, 2012.

Subsequent to the balance sheet date, the Company increased its ownership of North Borneo Gold Sdn Bhd from 80.53% to 83.25% by payment of USD 3 million on January 20, 2012. In order to apply additional resources towards development at the Bau Gold Project which is currently in full feasibility, the parties also entered into a variation agreement on January 20, 2012, extending the final payments and timing of the remaining tranches under the agreement (as amended). There is no increase in the overall amount payable.

Annual Report 2011
30. Income Taxes

The significant components of income tax expense for the years ended December 31, 2011 and 2010 are:

US$,000	2011	2010
Income tax expense
Current tax:
Based on taxable income for the current year	3,810	2,237
Withholding tax on interest	124	18
Prior year adjustment	34	-
Total current taxation charge for the year	3,968	2,255
Deferred tax:
Origination and reversal of temporary differences	213	(620)
Total deferred tax charge/(credit) for the year	213	(620)
Total tax expense	4,181	1,635

A reconciliation between tax expense and the product of accounting profit multiplied by Olympus Pacific Mineral’s domestic tax rate for the years ended December 31, 2011 and 2010 are as follows:

US$,000	2011	2010
Income (loss) before income tax	5,825	(11,138)
Expected tax charge at the weighted average statutory income tax rate 51%	2,958	(3,415)
Non-deductible/(assessable) items	(384)	2,211
Benefit of current year loss not recognized	1,459	3,281
Foreign exchange adjustments	(65)	160
Deferred tax on foreign exchange related to non-monetary assets	213	(620)
Withholding taxes	-	18
Tax expense at an effective income tax rate	4,181	1,635

The above reconciling items are disclosed at the tax rates that apply in the country where they have arisen.

The weighted average statutory income tax rate is the average of the standard income tax rates applicable in the countries in which the Group operates, weighted by the profit/(loss) before tax of the subsidiaries in the respective countries as included in the consolidated accounts.

The change in the average statutory income tax rate is mainly due to the variation in the weight of subsidiaries’ profits.

Recognition of deferred tax assets
Deferred tax assets for the carry-forward of unused tax losses and unused tax credits are only recognized to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.

Unrecognized tax losses/unrecognized deductible temporary differences
The Group has unrecognized deferred tax assets in relation to tax losses that are available to carry forward against future taxable income of the companies in which the losses arose.  Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in entities for which it is not probable that there will be taxable profits in the future.  The tax losses for Canada are $37,437,710 which will expire between 10 to 20 years. The tax losses for Vietnam are $4,489,177 which will expire between one to five years.

The following tax benefits related to deductible temporary differences have not been recognized:

US$,000	December 31, 2011	December 31, 2010	January 1, 2010
Non-capital loss	39,959	34,934	33,408
Net capital losses	2,040	6,304	284
Share Issuance costs	1,936	2,398	727
Property, Plant & Equipment	119	216	212
Mineral Properties	5,310	2,001	2,001
	49,364	45,853	36,632

Olympus Pacific Minerals

Deferred Tax

The deferred tax assets/(liabilities) included on the face of the balance sheet are as follows:

US$,000	December 31, 2011	December 31, 2010	January 1, 2010	2011	2010
				Tax Exp	Tax Exp
Deferred tax assets
Mineral Properties	-	254	329	254	329
Property, Plant & Equipment	121	-	-	(121)	-
Non Capital Losses	492	-	-	(492)	(254)
Capital losses	316	-	-	(316)	-
	929	254	329	(675)	75

Deferred tax liabilities
Mineral Properties	(6,695)	(6,590)	-	334	(620)
Property, Plant & Equipment	-	(254)	(329)	(254)	(75)
Derivative Financial liability	(808)	-	-	808	-
	(7,503)	(6,844)	(329)	888	(695)

Reflected in the consolidated statement of financial position as follows:

Deferred tax asset	121	-
Deferred tax liabilities	(6,695)	(6,590)
Deferred tax liabilities, net	(6,574)	(6,590)

Deferred tax assets and liabilities denominated in foreign currencies are retranslated at year-end exchange rates.

31. Impact of Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ which provides guidance for an entity’s initial adoption of IFRS. Generally speaking IFRS requires that an entity apply all IFRS effective at the end of its first IFRS reporting period on a retrospective basis with any adjustments to the assets and liabilities as a result of the adoption taken to retained earnings. IFRS 1 does however provide for certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the exemptions available under IFRS 1 that are significant to the Company and have been applied in preparing the Company’s first financial statements under IFRS:

Business Combinations
IFRS 1 allows a first time adopter to elect not to apply IFRS 3 Business Combinations retrospectively to past business combinations that occurred before the date of transition to IFRS. The Company has applied the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations.  Accordingly, the Company has not restated business combinations that took place prior to the transition date. As the Company early adopted CICA Handbook Section 1582 Business Combinations on January 1, 2010, which was converged with IFRS 3, there are no adjustments required for 2010.

Annual Report 2011
Share-based Payments
The Company is required to apply IFRS 2 Share-based Payments to equity instruments that vest after January 1, 2010. The Company has from time to time issued share-based payment awards that vest on a graded basis.  Adopting IFRS has resulted in no material change to stock-based compensatory expense.

The impacts of adopting International Financial Reporting Standards (IFRS) on the total equity and profit after tax as reported under previous Canadian Generally Accepted Accounting Practice (CGAAP) are illustrated below.

Reconciliation of Total Equity as Presented Under Previous CGAAP to that Under IFRS

As at		December 31, 2010	January 01, 2010
Total Equity under previous CGAAP		78,310,831	48,314,083
Adjustments to retained earnings (net of tax)
Revaluation of embedded derivatives on Convertible Note	(a)	(7,436,642)	-
Revaluation of embedded derivative on Gold Loan	(b)	(1,102,149)	-
Revaluation of deferred tax liability	(c)	619,978
Adjustments to other reserves
Conversion Option reclassified to liabilities under IFRS	(a)	(2,835,624)	-
Vested Warrants on Convertible Note recognized as derivative liabilities under IFRS	(a)	(1,624,800)	-
Vested Warrants on Gold Loan recognized as derivative liabilities under IFRS	(b)	(704,000)	-
Equity under IFRS		65,227,594	48,314,083

Olympus Pacific Minerals

Reconciliation of Income/(Loss) and Comprehensive Income/(Loss) After Tax Under Previous CGAAP to that Under IFRS
		Year ended December 31, 2010

Prior year income/(loss) and comprehensive income/(loss) after tax as previously reported		(4,854,259)
CGAAP to IFRS transition adjustments:
Revaluation of embedded derivative on Convertible Note	(a)	(7,436,642)
Revaluation of embedded derivative on Gold Loan	(b)	(1,102,149)
Revaluation of deferred tax liability	(c)	619,978
Prior year loss and comprehensive loss after tax under IFRS		(12,773,072)

Prior year basic earnings per share attributable to equity holders under IFRS	$(0.042)

Weighted average number of common shares outstanding-basic-under IFRS	329,747,069

a)
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

The Convertible Notes and associated warrants are denominated in Canadian dollars.  The functional reporting currency of the Company is US$.  As the exercise price of the stock underlying the warrants and conversion feature is not denominated in the Company’s functional currency the contractual obligations arising from the warrants and conversion feature do not meet the definition of equity instruments under IFRS.  For IFRS purposes the warrants meet the definition of derivatives, are recorded as financial liabilities, and are re-valued at each reporting date with any change in valuation being recognized in the statement of operations and comprehensive income/(loss).

b)
Similarly, under Canadian GAAP the equity components (warrants) of the Company’s Gold Loan are recognized in equity at their fair values on inception and are not re-measured in subsequent periods.  However, as the exercise price of the stock underlying these warrants is not denominated in the Company’s functional currency the warrants meet the definition of derivatives and are recorded as financial liabilities for IFRS purposes, and are re-valued at each reporting date, with any change in valuation being recognized in the statement of operations and comprehensive income/(loss).

c)
Under Canadian GAAP, for non-monetary assets, temporary differences that arise when changes in exchange rates lead to changes in the tax basis rather than the carrying amounts of those assets measured in the functional currency are not recognized.  However, under IFRS, a deferred tax asset/liability is required to be recognized in respect of such temporary differences.

There are no material differences between the cash flow statement presented under IFRS and the cash flow statement presented under previous CGAAP.

END OF NOTES TO FINANCIAL STATEMENTS

