Form 20-F
period 2012-06-30
OLYMPUS PACIFIC MINERALS INC
filed 2012-09-28
CIK 1164099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the six-month transitional year ended June 30, 2012

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ____________ to __________

Commission file number 0-52324

Olympus Pacific Minerals Inc.
(Exact name of Registrant as specified in its charter)

n/a.
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

Suite 500 –10 King Street East, Toronto, Ontario, Canada, M5C 1C3
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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 378, 781, 186

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes []      No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes [X]      No [ ]

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

U.S. GAAP [   ]      International Financial Reporting Standards as issued Other []
                                By the International Accounting Standards Board [ X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
 [] Item 17   [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes []      No [X ]

Table of Contents

GLOSSARY	iii
Cautionary Note Regarding Forward-Looking Information	vii
ITEM 1: Identity of Directors, Senior Management and Advisers	1
ITEM 2: Offer Statistics and Expected Timetable	1
ITEM 3: Key Information	1
3A. Selected Financial Data	1
3B. Capitalization and Indebtedness	3
3C. Reasons for the Offer and Use of Proceeds	3
3D. Risk Factors	3
ITEM 4: Information on the Company	14
4A. History and Development of the Company	14
4B. Business Overview	21
4C. Organizational Structure	25
4D. Property, Plant and Equipment	26
ITEM 4A: Unresolved Staff Comments	73
ITEM 5: Operating and Financial Review and Prospects	74
5A. Operating Results	74
5B. Liquidity and Capital Resources	80
5C. Research and development, patents and licenses, etc.	81
5D. Trend Information	81
5E. Off-Balance Sheet Arrangements	82
5F. Tabular Disclosure of Contractual Obligations as at December 31, 2011	82
ITEM 6: Directors, Senior Management, and Employees	82
6A. Directors and Senior Management	82
6B. Compensation	86
6C. Board Practices	92
6D. Employees	94
6E. Share Ownership	94
ITEM 7: Major Shareholders and Related Party Transactions	96
7A. Major Shareholders	96
7B. Related Party Transactions	97
7C. Interests of Experts and Counsel	98
ITEM 8: Financial Information	98
8A. Consolidated Statements and Other Financial Information	98
8B. Significant Changes	98
ITEM 9: The Offer and Listing	98
9A. Offer and Listing Details	98
9B. Plan of Distribution	101
9C. Markets	101
9D. Selling Shareholders	101
9E. Dilution	101
9F. Expenses of the Issue	101
ITEM 10: Additional Information	101
10A. Share Capital	101
10B. Memorandum and Articles of Association	101
10C. Material Contracts	101
10D. Exchange Controls	103

- i -

10E. Taxation	104
10E.1. Certain Canadian Federal Income Tax Consequences – General	104
10E.2. Dividends	104
10E.3. Disposition of Common Shares	104
10E.4. United States Taxation	105
10F. Dividends and Paying Agents	110
10G. Statements by Experts	110
10H. Documents on Display	110
10I. Subsidiary Information	110
ITEM 11: Quantitative and Qualitative Disclosures about Market Risk	110
ITEM 12: Description of Securities other than Equity Securities	110
ITEM 13: Defaults, Dividend Arrearages and Delinquencies	111
ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds	111
ITEM 15: Controls and Procedures	111
ITEM 16: [RESERVED]	113
ITEM 16A. Audit Committee Financial Expert	113
ITEM 16B. Code of Ethics	113
ITEM 16C. Principal Accountant Fees and Services	113
ITEM 16D. Exemptions From the Listing Standards for Audit Committees	114
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	114
ITEM 16F. Change in Registrant’s Certifying Accountant	115
ITEM 17: Financial Statements	116
ITEM 18: Financial Statements	116
ITEM 19: Exhibits	116
19A. Financial Statements	116
19B. Exhibits	116
SIGNATURES	1

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
Form 43-101F1
technical report issued pursuant to Canadian securities rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. Form 43-101F1is prepared in accordance with NI 43-101.  Form 43-101F1 sets out specific requirements for the preparation and contents of a technical report.

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
inferred mineral resource
that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

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

NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators
ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.
open pit	a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.
ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams.
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

qualified person	Has the meaning ascribed thereto in NI 43-101.
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

- vii -

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

The following is selected financial data of Olympus Pacific Minerals Inc. (together with its consolidated subsidiaries, the “Company”, “Olympus” or “we”, “us”, “our” or similar identifying terminology), expressed in United States dollars, for the six-month transitional fiscal year ended June 30, 2012 and the fiscal years ended December 31, 2011 and 2010, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for fiscal years ended December 31, 2009 and 2008, which differ substantially from United States generally accepted accounting principles (“US GAAP”).   The Consolidated Financial Statements for the six-month transitional fiscal year ended June 30, 2012 and the fiscal years ended December 31, 2011 and 2010 comply with IFRS as published by the IASB. Prior to the adoption by the Company of IFRS, for a description of the differences between Canadian GAAP and US GAAP, and how these differences could affect the Company’s financial statements, please see Note 19 to the audited financial statements for the years ended December 31, 2010, 2009 and 2008 which are included in Item 19 of the Company’s 2010 20-F Annual Report dated June 7, 2011. Note 19 to the audited financial statements for the years ended December 31, 2010, 2009 and 2008 is incorporated by reference herein. This reconciliation is not required for financial statements prepared under IFRS, and accordingly has not been prepared for the six-month transitional fiscal year ended June 30, 2012 and fiscal years ended December 31, 2011 and 2010.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report on Form 20-F.

Table No. 1:	Selected Financial Data

	Six-month Transitional Fiscal Year Ended June 30, 2012 Audited	Year Ended December 31, 2011 Audited	Year Ended December 31, 2010 Audited
AMOUNTS IN ACCORDANCE WITH IFRS
Revenue	34,552,265	47,976,630	35,986,013
Income (Loss) for the Period	-18,326,891	1,644,898	-12,773,072
Basic Earnings (Loss) Per Share	-0.040	0.003	-0.042
Diluted (Loss) Per Share	-0.040	0.003	-0.042
Dividends Per Share	Nil	Nil	Nil
Period-End Shares	378,781,186	380,593,907	365,510,797
Cash	3,397,728	8,730,248	4,105,325
Working Capital	-12,878,781	3,210,632	3,618,445
Mine Properties	37,165,314	37,896,565	39,197,779
Deferred Exploration Expenditure	21,428,562	19,516,555	13,621,774
Deferred Development Expenditure	10,636,534	20,276,490	18,103,858
Long-Term Liabilities	38,763,749	47,257,310	41,325,266
Capital Stock	135,134,697	135,846,955	129,903,856
Non-Controlling Interest	2,169,412	5,920,409	5,682,771
Shareholders’ Equity	50,562,061	71,524,794	65,227,594
Total Assets	121,117,149	145,252,174	123,192,405

(US$)	Year Ended December 31, 2009	Year Ended December 31, 2008
	Audited	Audited
AMOUNTS IN ACCORDANCE WITH CANADIAN GAAP
Revenue	16,400,740	7,275,324
Income (Loss) for the Period	-9,346,892	-20,200,995
Basic & Diluted Earnings (Loss) Per Share	-0.038	-0.087
Dividends Per Share	Nil	Nil
Period-End Shares	268,458,779	232,423,101
Cash	5,718,725	4,161,735
Working Capital	7,400,950	5,424,272
Mineral Properties	7,203,352	7,810,307
Deferred Development and Exploration	25,049,053	26,067,847
Long-Term Liabilities	770,010	1,046,883
Capital Stock	97,318,003	88,904,501
Non-Controlling Interest	-444,043	Nil
Shareholders’ Equity	48,314,083	48,940,283
Total Assets	54,024,268	54,282,352

AMOUNTS IN ACCORDANCE WITH US GAAP	Year Ended December 31, 2009 Audited	Year Ended December 31, 2008 Audited
Net Comprehensive (Loss)	-8,056,464	-20,957,186
Income (Loss) Per Share – Basic & Diluted	-0.03	-0.05
Mineral Properties	7,172,729	7,779,684
Deferred Development and Exploration	4,797,776	3,545,531
Non-controlling Interest	-339,358	Nil
Shareholders’ Equity	27,967,401	26,313,898
Total Assets	33,677,586	32,655,967

In this Transition Report on Form 20-F, unless otherwise specified, all dollar amounts are expressed in United States dollars.

3B.	Capitalization and Indebtedness

Not applicable

3C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

3D.	Risk Factors

The Company faces significant risk factors and uncertainties associated with its business and its industry, similar to those faced by other exploration and development companies in Southeast Asia, including the following general description of material risk factors:

There is a significant doubt regarding the ability of the Company to continue as a going concern. The Company’s audited annual consolidated financial statements as at and for the period ended June 30, 2012 were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the six-month period ended June 30, 2012, the Company had a significant disruption to its operations at the Phuoc Son Mine which negatively impacted the cash-flows and the Company incurred a net loss of $18.3 million for the period. As at June 30, 2012, the Company’s current liabilities exceeded its current assets by $12.9 million and the Company has high debt levels. Further the Corporation currently has limited cash on hand and, since it is experiencing negative cash flow, its cash reserves are being depleted.

The Phuoc Son Mine has now resumed normal operations and management expects that net cash flows from operations will be positive in fiscal 2013. If the Company is able to increase production to targeted levels and the market price for gold remains robust through fiscal 2013, the Company’s liquidity position may improve.

The ability of the Company to continue as a going concern depends upon its ability to resume profitable operations or to continue to access debt or equity capital in the ordinary course.  No assurance can be given that such capital will be available at all or on terms acceptable to the Company.  Management is considering various alternatives, including a number of initiatives to raise additional capital or to restructure its existing debt.  However, as at the date of this report the Company has not secured such further financing.  Although the Company has been successful in securing the funds necessary to execute its business plan in the past, it is not possible to determine with certainty the success or adequacy of its financing initiatives.

Not all of the Company’s mineral properties contain a known commercially mineable mineral deposit. The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate, establish or expand mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation nor enable a continuation of those operations when established. Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as ground conditions, depth, grade, size and proximity to infrastructure; the ability of the Company to maximize the recovery rate of ore extracted; cost of supplies; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

The Company’s resources and reserves estimates are subject to uncertainty. The Company’s mineral resources and mineral reserves are estimates based on a number of assumptions, any adverse changes in which could require the Company to lower its mineral resource and mineral reserve estimates. There is no certainty that any of the mineral resources or mineral reserves disclosed by the Company will be realized or that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that reserves can be mined or processed profitably. Until a deposit is actually mined and processed, the quantity and grades of mineral resources and mineral reserves must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in the quantity of mineral resources or mineral reserves, grade or stripping ratio may affect the economic viability of the Company’s properties. There can also be no assurance that any discoveries of new or additional reserves will be made. Any material reductions in estimates of mineral resources or mineral reserves could have a material adverse effect on the Company’s results of operations and financial condition. This risk may be particularly acute with respect to the Bong Mieu Central Gold Mine where the Company conducted a limited amount of drilling before making its decision to commence production.

The Company may not meet key production or other cost estimates. A decrease in the amount of or a change in the timing of the mineral production outlook for the Company may impact the amount and timing of cash flow from operations. The actual impact of such a decrease of cash flow from operations would depend on the timing of any changes in production and on actual prices. Any change in the timing of these projected cash flows resulting from production shortfalls or labor disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to, as applicable, reduce debt levels and fund operating and exploration activities. Should such production shortfalls or labor disruptions occur, the Company may require additional financing to fund capital expenditures in the future. The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the Company’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, the current estimates. In particular, the Bong Mieu Central Gold Mine was put into production without a full feasibility study. Instead, the Company prepared a pre-feasibility study, which can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization. Accordingly, production estimates in respect of the Bong Mieu Central Gold Mine may be even less reliable. If actual results are less favorable than the Company currently estimates, the Company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The Company is subject to various risk associated with its mining operations. By its nature, the business of mineral exploration, project development, mining and processing, contains elements of significant risks and hazards. The continuous success of the Company’s business is dependent on many factors including, but not limited to:

•	discovery and/or acquisition of new ore reserves;

•	securing and maintaining title to tenements and obtaining necessary consents, permits or authorizations for exploration and mining;

•	successful design and construction of mining and processing facilities;

•	successful commissioning and operating of mining and processing facilities;

•	ongoing supplies of essentials goods and services; and

•	the performance of the technology incorporated into the processing facility.

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

The Company is largely dependent upon its mining and milling operations at its Phuoc Son mine and any adverse condition affecting that operation may have a material adverse impact on the Company. The Company’s operations at the Phuoc Son property accounted for approximately 70% of the Company’s gold production for the six month transition year ended June 30, 2012 and is expected to account for approximately 82% of the Company’s gold production in 2012 (based on the Company’s production guidance of 60,000 ounces). During the six month transition year ended June 30, 2012, gold production at the Phuoc Son mine was below the Company’s expectation as a result of diminished tonnage output during engineering remediation of the Southern Deposit, compounded by higher than expected grade dilution during initial development of the Northern Deposit. Any adverse condition affecting mining or milling conditions at the Phuoc Son property could be expected to have a material adverse effect on the Company’s financial performance and results of operations. The Company also anticipates using revenue generated by its operations at Phuoc Son to finance a substantial portion of its capital expenditures during the Company’s 2013 fiscal year, including at the Company’s Bau Gold Property in East Malaysia. The Company likely will continue to be dependent on operations at the Phuoc Son property for a substantial portion of its gold production until the Bau Gold Property achieves commercial production or production is increased at the Bong Mieu Gold Property.

The Company is dependent upon its ability to raise funds in order to carry out its business. Mining operations, exploration and development involve significant financial risk and capital investment. The operations and expansion plans for the Company may also result in increases in capital expenditures and commitments. The Company may require additional funding to expand its business and may require additional capital in the future for, among other things, the development of the Bau Gold Project which is currently the subject of a feasibility study targeting production commencing in 2015, or the development of other deposits or additional processing capacity at the Company’s Phuoc Son or Bong Mieu projects. No assurance can be given that such capital will be available at all or available on terms acceptable to the Company. The Company may be required to seek funding from third parties if internally generated cash resources and available credit facilities are insufficient to finance these activities. In the event that the Company was unable to obtain adequate financing on acceptable terms, or at all, to satisfy its operating, development and expansion plans, its business and results of operations may be materially and adversely affected. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time, the availability of funds from lenders and other factors relating to the Company’s properties and operations.

The Company has debt and may be unable to service or refinance its debt, which could have negative consequences on the Company’s business, could adversely affect its ability to fulfill its obligations under its debt and may place the Company at a competitive disadvantage in its industry. In the first half of 2010 and 2011, the Company incurred indebtedness by way of convertible unsecured notes (“Convertible Notes”) and by way of secured redeemable gold delivery promissory notes (“Gold Loan Notes”). The existence of this debt could have negative consequences for the Company. For example, it could:

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

Servicing the Company’s debt requires an allocation of cash and the Company’s ability to generate cash flow may be adversely affected by factors beyond its control. The Company’s business may not generate cash flow in an amount sufficient to enable it to pay the principal of, or interest on, its indebtedness or to fund other liquidity needs, including working capital, capital expenditures, project development efforts, strategic acquisitions, investments and alliances and other general corporate requirements. The Company’s ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. As such, the Company is faced with the risk that (i) the Company’s business will generate insufficient cash flow from operations or (ii) future sources of funding will not be available to the Company in amounts sufficient to enable it to fund its capital needs.

If the Company cannot fund its capital needs, it will have to take actions such as reducing or delaying capital expenditures, project development efforts, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing its debt; or seeking additional equity capital. The Company cannot provide assurance that any of these measures could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit the Company to meet its scheduled debt service obligations.

Restrictive covenants in the agreements governing the Company’s indebtedness restrict its ability to operate its business. The documentation governing the Convertible Notes and the Gold Loan Notes contain covenants that restrict the Company’s ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of the Company’s assets. A breach of any of these covenants could result in a default thereunder, which could allow the noteholders or their representative to increase the interest rate payable and/or declare all amounts outstanding thereunder immediately due and payable. If the Company is unable to repay outstanding borrowings when due, the lenders and the collateral agent under the Gold Loan Notes and related agreements have the right to proceed against the collateral granted thereunder, including the shares in the Company’s subsidiary holding companies which control the Bong Mieu and Phuoc Son projects and the loans owed to the Company by BMGMC and PSGC. The Company may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on it by the restrictive covenants under its indebtedness.

The Company has entered into certain derivative arrangements which may not obtain their intended result. The Company’s Convertible Notes and Gold Loan Notes contain embedded derivative instruments. The use of such instruments involves certain inherent risks including credit risk, market liquidity risk and unrealized mark-to-market risk. Initially, the Company does not have any other hedging agreements in place but may enter into additional contracts from time to time. While hedging activities may protect the Company in certain circumstances, they may also cause it to be unable to take advantage of fluctuating market prices, and no assurances are given as to the effectiveness of the Company’s current or future hedging policies.

The Company will not be able to insure against all possible risks. Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution, political risk or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

The Company is subject to commodity price fluctuations. If the price of gold declines, the Company’s properties may not be economically viable. The Company’s revenues are, and are expected to be for the foreseeable future in large part derived from the extraction and sale of precious metals, particularly gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

The Company may not be able to compete with other mining companies for mineral properties, financing, personnel and technical expertise. The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, financing, personnel and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for its operations or attract and retain mining experts. The Company’s inability to effectively compete could substantially impair its results of operations.

If the Company does not comply with all applicable regulations, it may be forced to halt its business activities. The activities the Company engages in are subject to various laws in the different jurisdictions in which the Company operates governing, among other matters, land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances and mine safety. The Company may not be able to obtain all necessary licenses and permits required to carry out the exploration, development or mining of the projects. Unfavorable amendments and/or back-dating of changes to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities which could cause investors to lose their investment.

Non-compliance with environmental regulation may hurt the Company’s ability to perform its business activities. The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates. Environmental legislation is still evolving in these jurisdictions and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, or changes in its interpretations, possibly backdated, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

Land reclamation requirements for exploration properties may be burdensome and may divert funds from the Company’s exploration programs. Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on the Company in connection with its mineral exploration, the Company must allocate financial resources that might otherwise be spent on further exploration programs.

Mining operations and projects are vulnerable to supply chain disruption and the Company’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant. The Company’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, the Company and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and it has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

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

If the Company is unable to obtain and keep in good standing certain licenses and permits, it will be unable to explore, develop or mine any of its property interests. The current and future operations of the Company require licenses and permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, use of explosives, land use, surface rights, environmental protection, safety and other matters, and are dependent upon the grant, or as the case may be, the maintenance of appropriate licenses, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations. The maintaining of tenements, obtaining renewals, or getting tenements granted, often depends on the Company being successful in obtaining required statutory approvals for its proposed activities and that the licenses, concessions, leases, permits or consents it holds will be renewed as and when required. There is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. There can be no assurance that the Company will be able to obtain or maintain all necessary licenses or permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

If the Company does not make certain payments or fulfill other contractual obligations, it may lose its option rights and interests in its joint ventures. There is a risk that the Company may be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures on properties material to the Company could have a material adverse effect on the Company.

Title to the Company’s assets can be challenged or impugned, which could prevent the Company from exploring, developing or operating at any of its properties. There is no guarantee that title to concessions will not be challenged or impugned to the detriment of the Company. In Malaysia, Vietnam and the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. For example, in Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

Political and economic instability in the jurisdictions in which the Company operates could make it more difficult or impossible for the Company to conduct its business activities. The Company’s exploration, development and operation activities occur in Malaysia, Vietnam, the Philippines and Australia. As such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render its properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restrictions on repatriation of earnings, royalties and duties, income taxes, nationalization of properties or businesses, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known how they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in Malaysia and the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

Vietnamese tax laws are open to interpretation and, with respect to mining and refining, there are no clear precedents to properly guide the Company’s tax policies. Management considers that the Company has made adequate provision for tax liabilities to the Vietnamese national, provincial and local authorities based on correspondence with such authorities, and on external advice received. However, because Vietnam’s tax laws, especially with respect to mining and refining, are evolving and open to interpretation, there is a risk that material additional and/or back-dated taxes and penalties may be levied on the Company, which could adversely impact its results of operations.

Exchange rate and interest rate fluctuations may increase the Company’s costs. The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the United States Dollar and the Canadian Dollar, Malaysian Ringgit, Vietnamese Dong, Philippines Peso and Australian Dollar. Exchange rate fluctuations affect the costs of exploration and development activities that the Company incurs in United States dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

The Company’s stock price could be volatile. The market price of the Company’s common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration and mining activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline in the market price of the Company’s common shares and results in the need to revalue derivative liabilities.

In the US, the Company’s common shares are “Penny Stock” which imposes significant restrictions on broker-dealers recommending the stock for purchase. Securities and Exchange Commission (“SEC”) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. For so long as the Company’s common shares are subject to these penny stock rules, these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the shares. Accordingly, this may result in a lack of liquidity in the common shares and investors may be unable to sell their shares at prices considered reasonable by them.

The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act of 2002 (‘‘SOX’’) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors’ attestation as of June 30, 2012.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares and securities convertible or exchangeable for common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will prevent misstatement due to error or fraud or will detect or uncover all control issues or instances of fraud, if any. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

The Company does not plan to pay any dividends in the foreseeable future. The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend for the foreseeable future. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements, loan covenants and other conditions prevailing at the time.

Shareholders could suffer dilution of the value of their investment if the Company issues additional shares. There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future, including pursuant to the Convertible Notes, stock options and warrants. If these shares are issued, this may result in further dilution to the Company’s shareholders.

In the event that key employees leave the Company or its subsidiaries, the Company would be harmed since it is heavily dependent upon them for all aspects of the Company’s activities. The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s business and results of operations. The Company has a consulting agreement or employment agreement, as applicable, with each of the Company’s officers.

Management may be subject to conflicts of interest due to their affiliations with other resource companies. Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests may be in conflict with the interests of the Company. Because of their activities, situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of its officers’ and/or directors’ conflicts, this would reduce the Company’s opportunities to increase its future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including geologists, metallurgists, mining engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of its officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests which would reduce the Company’s opportunities to increase its future revenues and income. Any material potential conflicts of interest is directed to the Company’s board of directors and is resolved on a case by case basis in accordance with applicable Canadian law. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in applicable laws. Nevertheless, potential conflicts of interests could deny the Company access to important corporate opportunities.

Future sales of common shares by existing shareholders could decrease the trading price of the common shares. Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

The profitability of the Company’s operations and the cash flow generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel. Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. The Company has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

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

Inflation may have a material adverse effect on the Company’s operational results. Most of the Company’s operations are located in countries that have experienced high rates of inflation during certain periods. Since the Company is unable to influence the market price at which it sells gold, it is possible that significantly higher future inflation in the countries in which the Company operates may result in an increase in future operational costs in local currencies without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold. This could have a material adverse effect upon the Company’s results of operations and its financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalized at higher cost mines.

Mining companies such as the Company are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate. As a result of public concern about the perceived ill effects of economic globalization, businesses generally and multinational corporations such as the Company face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressure tends to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The Company’s failure to adequately perceive and address these pressures could lead to reputational damage, legal suits and social spending obligations.

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

ITEM 4: INFORMATION ON THE COMPANY

4A. History and Development of the Company

Olympus Pacific Minerals Inc. was formed under the laws of the Province of Ontario, Canada on July 4, 1951 under the name “Meta Uranium Mines Limited”.  Effective August 24, 1978, the Company changed its name from “Meta Uranium Mines Limited” to “Metina Developments Inc.”  The Company reincorporated under the Company Act (British Columbia) under the name “Olympus Holdings Ltd.” on November 5, 1992 and simultaneously consolidated its share capital on a 4.5:1 basis.  The Company further consolidated its share capital on a 3:1 basis and changed its name from “Olympus Holdings Ltd.” to “Olympus Pacific Minerals Inc.” on November 29, 1996.  The Company was continued under the Business Corporations Act (Yukon) on November 17, 1997 and the Canada Business Corporations Act on July 13, 2006.

Operations in Vietnam

On February 26, 1997, as subsequently amended on August 18, 1997, the Company entered into an agreement with Ivanhoe Mines Limited (formerly Indochina Goldfields Ltd., “Ivanhoe”) and Zedex Ltd. (formerly Iddison Group Vietnam Limited, Iddison Holdings Limited, Iddison Limited and IT Capital Limited, with the agreement being referred to herein as the “Ivanhoe Agreement”). Pursuant to the Ivanhoe Agreement, which closed on September 11, 1997, the Company acquired from Ivanhoe all of the shares of Formwell Holdings Limited (“Formwell”), which holds 100% of  the shares of Bong Mieu Holdings Limited, which in turn holds 80% of the shares of Bong Mieu Gold Mining Company Limited (“Bogomin”).  Bogomin, together with then local and national branches of the government of the Socialist Republic of Vietnam, holds various mining and exploration licenses comprising the Bong Mieu gold property in Quang Nam-Da Nang Province in the Socialist Republic of Vietnam. Refer to Item 4D for further details on the Bong Mieu Gold Property.

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

On March 1, 2004, the Company entered into a Vend-in Agreement and, on June 21, 2004, an Extension of Vend-in Agreement, with Ivanhoe and Zedex Ltd. (the “Vendors”) to acquire the remaining 42.82% interest held by the Vendors in NVMC.  The sale was concluded in June 2004, resulting in the Company owning 100% of NVMC, which owns 85% of PSGC. MINCO currently owns 15% of PSGC. Refer to Item 4D for further details on the Phuoc Son Gold Property.

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

In June 2010, the Company obtained further private placement funding of US$21,960,000. The net proceeds also were used towards the construction of the Phuoc Son processing plant and for general exploration and corporate purposes. The financing was in the form of gold delivery notes which mature on May 31, 2013, bear interest at a rate of eight percent and obligate the Company to physically deliver gold in six semi-annual increments of which two deliveries remain.

The Phuoc Son gold plant was commissioned in June 2011, has been in commercial production since July 1, 2011 and achieved full scale processing in the fourth quarter, 2011 processing order from the South Deposit (Bai Dat) at the Dak Sa area. Commercial production from the North Deposit (Bai Go) at the Dak Sa area commenced in July 2012. The principal capital expenditures relating to the new Phuoc Son plant include infrastructure, machinery and equipment and buildings, which total $27M.

Effective January 1, 2011, the Vietnamese government imposed a 10% gold export tax.  As a result, the Company refines all gold from the Company’s Vietnam mines in Vietnam to 99.99 gold, pursuant to an agreement with a local Vietnamese refinery, which enables the Company to export gold from Vietnam without incurring the export tax.

Operations in Malaysia

The Company’s initial interest in North Borneo Gold Sdn Bhd (a Malaysian company, hereinafter referred to as “NBG”) came about as a result of the Company’s amalgamation with Zedex Minerals Limited (“Zedex”) on January 12, 2010. NBG is governed by a joint venture agreement between the Company and a local Malaysian company and is the operator of the Bau Gold Project.

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. This goldfield has been operating since 1864, with estimated historic gold production of approximately 3-4 million oz. gold of which approximately two million oz. of gold production has been recorded.

On September 30, 2010 (as amended on May 20, 2011 and further amended on January 20, 2012), the Company entered into an agreement to acquire a further 43.50% interest in NBG. The settlement is to be paid in several tranches as set out below and will bring the Company’s effective interest to 93.55% by January 2014.

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company's Effective Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/30/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	1/21/2014	14,250	93.55%

			108,750	93.55%

In September 2011, the Company moved the Bau project into feasibility phase with the objective of a favourable development decision targeting stage one production commencing in 2015. The feasibility study is focussed on initial development of the Jugan deposit, a near surface gold deposit that outcrops as a low hill towards the northeast end of the Bau Central gold trend. Exploration, mining feasibility and environmental studies are now in progress to further expand the resource base, determine the best development route and examine the issues involved in developing multiple deposits in a sequential manner.

In addition, in 2011, upgraded sample processing facilities and an independent on-site assay laboratory were established.

During 2012, work on the feasibility study progressed, particularly with respect to metallurgical testing. The feasibility study is expected to be completed during 2013.

Operations in the Philippines

The Company operates in the Philippines through KMC, a Philippine corporation registered with the Republic of the Philippines Securities and Exchange Commission on May 31, 2007. KMC is 100% beneficially owned by the Company.  Kadabra will hold the Company’s interest in its Philippines operations.

On September 30, 2011, the Company entered into formal joint venture agreement (the “Capcapo Joint Venture Agreement”) with Abra Mining & Industrial Corporation(“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”), and PhilEarth Mining Corporation (a Company in the process of incorporation and in which the Company will hold a 40% interest, hereinafter referred to as “PhilEarth”) in respect of the Capcapo Gold Property, Northern Philippines.

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

The Capcapo Gold Property consists of a Mineral Production Sharing Agreement No. 144-99-CAR (“MPSA 144”), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which formed the subject of a renewal Exploration Permit Application (“EXPA”) filed by Jabel.

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

Total cumulative spending on this project as at December 31, 2008 was $865,779 which was capitalized to deferred exploration.  As at December 31, 2008 the full $865,779 of capitalized deferred exploration expenditure was written off.  Management considered this to be a prudent measure given the delays in recommencing exploration activity and the economic uncertainty of world markets at the time. Refer to Item 3D for a list of risk factors. Spending on this project was minimal in 2009 and 2010 and has been expensed. In 2011, exploration expenditure of $561,839 was expensed due to the fact that the Company does not yet have unencumbered access to the property. A further $252,965 was expensed during the six-month transition year ended June 30, 2012, primarily towards a community consultation program for which KMC retained a consultant.

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

In March of 2010 and June of 2010, the Company issued convertible notes and gold loan notes, respectively, as discussed above.

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

On May 6, 2011, the Company closed a private placement financing of US$14.6 million of four-year 8% unsecured and redeemable notes convertible into common shares at US$0.51 per common share (the “2011 Notes”) and including warrants exercisable to acquire common shares at CAD$0.55 based on a one share and one-half warrant equivalent structure.

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

Capital Expenditures

The table below shows the historical capital balances, in United States dollars:

Capital Assets, Advances on Capital Assets, Mine Properties and Deferred Exploration and Development Costs
As at December 31, 2010	102,934,415
As at December 31, 2011	115,571,472
As at June 30, 2012	102,204,591

Amalgamation with Zedex

On January 12, 2010, the Company and Zedex amalgamated. Total consideration for the amalgamation amounted to US$15,206,478. The purchase consideration was settled by way of share issue effective January 25, 2010.

The properties acquired as a result of the Zedex amalgamation were the Bau Property in East Malaysia, the Tien Thuan Property in Central Vietnam and the GR Enmore Property in New South Wales, Australia.

The purchase consideration was allocated as follows:

USD
Current assets
Cash	45,643
Accounts receivable and prepaid expenses	158,997
Non-current assets
Property, plant and equipment	86,759
Mineral properties	33,159,770
Current liabilities
Accounts payable and accrued liabilities	(1,626,168)
Non-current liabilities
Future income tax liability	(6,707,733)
25,117,268
Other elements of consideration
Amounts attributable to non-controlling interests	(9,910,790)
Total consideration	15,206,478

The table below shows the mine properties and deferred exploration and development costs by the Company in United States dollars:

		Mine Properties		Deferred Exploration and Development Costs
June 30, 2012/December 31, 2011 and December 31, 2010	2012	2011	2010	2012	2011	2010
Bong Mieu Gold Mining Co	$3,220,670	$3,220,670	$3,220,670	$21,669,031	$20,300,410	$15,846,392
Phuoc Son Gold Co	4,995,064	4,995,064	4,995,064	30,417,319	25,409,263	19,582,685
North Borneo Gold	31,276,437	31,276,437	31,276,437	10,663,853	7,526,402	2,267,175
Binh Dinh NZ Gold Co	1,333,333	1,333,333	1,333,333	796,583	756,674	535,827
GR Enmore	550,000	550,000	550,000	-	-	-
Kadabra Mining Corp	-	-	-	-	-	-
	41,375,504	41,375,504	41,375,504	63,546,786	53,992,749	38,232,079
Accumulated amortization	- 4,210,190	-3,478,939	-2,177,725	-21,137,528	-14,199,704	-6,506,447
Impairment charge	-	-	-	-10,344,162	-	-
Total	$37,165,314	$37,896,565	$39,197,779	$32,065,096	$39,793,045	$31,725,632

The table below shows the property, plant and equipment of the Company in United States dollars for the periods shown.

	June 30, 2012				December 31, 2011			December 31, 2010
	Cost	Accumulated Depreciation	Impairment Charge	Net Book Value	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Building	$3,080,057	$1,306,560	$88,000	$1,685,497	$2,961,812	$1,074,037	$1,887,775	$976,993	$803,136	$173,857
Leasehold improvements	141,405	134,055	-	7,350	141,405	129,201	12,204	125,821	114,923	10,898
Machinery & equipment	30,317,738	12,317,293	1,673,000	16,327,445	28,349,882	9,928,627	18,421,255	12,292,843	6,047,774	6,245,069
Office equipment, furniture & fixtures	1,770,843	1,033,880	32,000	704,963	1,614,970	1,029,664	585,306	1,504,391	942,896	561,495
Vehicles	438,651	392,134	13,000	33,517	438,651	381,120	57,531	439,589	349,365	90,224
Infrastructure	20,925,447	7,028,358	547,000	13,350,089	20,337,058	5,138,091	15,198,967	4,732,912	2,902,757	1,830,155
Capital assets in progress(1)	833,073	-	115,000	718,073	775,077	-	775,077	21,737,979	-	21,737,979
Total	$57,507,214	$22,212,280	$2,468,000	$32,826,934	$54,618,855	$17,680,740	$36,938,115	$41,810,528	$11,160,851	$30,649,677

(1) Included in the net carrying value of buildings, plant & equipment and infrastructure at December 31, 2011 were capitalized interest and borrowing costs of $4,417,315 in relation to the Phuoc Son plant which was under construction and placed into commercial production on July 1, 2011.

On September 30, 2010, as amended on May 20, 2011 and further amended on January 20, 2012, the Company entered into an agreement to acquire a further 43.50% interest in NBG, which is the owner of the Bau property. The settlement is to be paid in several tranches as set out below and will bring the Company’s effective interest to 93.55% by January 2014.

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company’s Effective Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/30/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	1/21/2014	14,250	93.55%
Total			108,750	93.55%

4B. Business Overview

General

Olympus Pacific Minerals Inc. is an international mining exploration, development and production company focused on the mineral potential of Southeast Asia. Olympus is focussed on its two producing gold mines in Central Vietnam, property in East Malaysia that is currently the subject of a feasibility study and an early stage exploration property in the Northern Philippines.

Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies, PSGC and Bogomin, and maintains an office in Danang in central Vietnam. In January 2010 the Company acquired by merger with Zedex, its interests in NBG which operates the Bau Gold Project near Kuching in East Malaysia, Binh Dinh New Zealand Gold Company Limited which operates the Tien Thuan Gold Project near Qui Nhon in Central Vietnam and GR Enmore Pty Ltd, which operates a gold project in New South Wales Australia.

In September 2011, the Company signed the Capcapo Joint Venture Agreement in respect of the Capcapo Gold Property, Northern Philippines, superseding a memorandum of agreement entered into in November 2006.

The Company’s two most advanced properties, covered by investment certificates, are the Phuoc Son Gold Property and the Bong Mieu Gold Property, both including producing mines. Both properties are located in central Vietnam along the Phuoc Son-Sepon Suture.   The Bong Mieu and Phuoc Son Gold properties are approximately 74 kilometres apart. Proven and probable reserves exist for the Bong Mieu Central Gold Mine and for the Phuoc Son Dak Sa area.

The Bong Mieu Central plant was commissioned in April 2006 and commercial production started in the fourth quarter of 2006.  The Company poured its first 3.6 kg doré bar on February 15, 2006.  To June 30, 2012, the plant had produced 102,061 ounces of gold.

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

The Phuoc Son Gold Property is located in central Vietnam, 74 kilometres from the Bong Mieu Gold Property. The property hosts over 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property. PSGC has been granted a mining licence by the Government of Vietnam to mine and develop its Dak Sa deposits (north and south deposits).Exploration work to date has defined the Dak Sa zone, which contains two deposits, North and South Deposits, over a minimum length of approximately five kilometres.  Evaluation of the large Phuoc Son land package continues to reinforce the potential of the overall property to host new deposits which could be mined in conjunction with the Dak Sa operation or have potential to be stand-alone deposits.  The Phuoc Son mine was put into commercial production effective October 1, 2009 with ore from the Southern Deposit (Bai Dat) of Dak Sa being processed at the Bong Mieu Central plant on a toll treatment basis. The new plant at the Phuoc Son Gold Property was commissioned in June 2011, has been in commercial production since July 1, 2011 and achieved full scale processing in the fourth quarter, 2011.Commercial production from the Northern Deposit (Bai Go) commenced in July 2012.

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340 km2 of the most highly prospective ground within the historic Bau Goldfield in Sarawak, East Malaysia.  The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.

The Capcapo Gold-Copper Project comprises MPSA 144which covers 756 Ha. Due diligence studies conducted in 2006 confirmed the presence of potential ore-grade, epithermal, gold-copper mineralization at surface and extending beyond 100m depth. The mineralization is inferred to be related to a classic copper-gold porphyry system at depth. The resumption of exploration currently awaits completion of a community relations programme.

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

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in an exploration licence covering 290km2 and is earning an 80 percent interest in two exploration licences covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine. Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.

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

9.           The costs involved in acquiring and maintaining the property; and

10. The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001 to June 30, 2012 ranged from a low of $271 in 2001, to a high of $1,895 in 2011.  At September 17, 2012, the price of gold was $1,770 per ounce1.

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

1Based upon the Average Spot Price of Gold, London PM fix.

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

Regulation of Mining Industry and Foreign Investment in Vietnam

The current Vietnamese mining law was enacted in November 2010 replacing the 1996 mining law as subsequently modified. The new Vietnamese mining law came into effect on July 1, 2011 and a formal decree of implementation came into effect on April 25, 2012. Pursuant to the new legislation, a company exploring and mining precious metals may apply to the licensing authority, the Ministry of Natural Resources & Environment, for exploration and mining licenses. An exploration license provides an exclusive right to conduct advanced exploration over areas defined in the exploration license for an initial 4 year term, after which the exploration license may be renewed for subsequent terms not exceeding four years subject to the requirement to relinquish 30% of the area upon each renewal. Exploration license holders have the right to apply for a mining license at any time up to 6 months after expiry of an exploration license. An approved level of mineral reserves, an environmental impact assessment report, an investment certificate and specified minimum levels of equity are required to support a mining license application. Investment certificates are issued by the Ministry of Planning and Investment. A mining license provides the right to mine specified minerals for the term of the license which can be no more than 30 years. A mining license can be extended subject to a maximum aggregate duration of the extensions of 20 years.

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

Malaysia has been a member of the World Trade Organisation (“WTO”) since 1 January 1995 and has made various commitments pursuant to the General Agreement on Trade in Services (“GATS”) including setting out the transactions relating to investment in Malaysia which would require approval. Since Malaysia is a member of the WTO, foreign companies under the terms of the WTO membership are expected to be treated on an equal basis as Malaysian Companies.

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
OYM NZ Ltd (Incorporated in New Zealand)
100 %
Olympus Pacific Minerals Labuan Ltd (Incorporated in Labuan, Malaysia)
100 %
Formwell Holdings Limited (Incorporated in the British Virgin Islands)
100 %
New Vietnam Mining Corp. (Incorporated in the British Virgin Islands)
100 %
GR Enmore Pty Ltd (Incorporated in Australia)
100 %
Olympus Pacific Minerals Singapore Pte. Ltd. (Incorporated in Singapore)
100 %
KS Mining Ltd (Incorporated in Samoa)
91 %
Bau Mining Co Ltd (Incorporated in Samoa)
100 %
Bong Mieu Holdings Ltd (Inc. in Thailand)
80 %
Bong Mieu Gold Mining Company Limited (Incorporated in Vietnam)
85%
Phuoc Son Gold Company Limited (Incorporated in Vietnam)
75 %
Binh Dinh NZ Gold Co Ltd (Incorporated in Vietnam)
55 %
North Borneo Gold Sdn Bhd (Incorporated in Malaysia)
33.2 %

4D.	Property, Plant and Equipment

General

The Company is currently prioritizing its resources towards the production of gold from, and the continued exploration and development of, the Phuoc Son Gold Property and the Bong Mieu Gold Property in Vietnam and towards the feasibility study underway at the Company’s Bau Gold Project in East Malaysia. The Company also intends to dedicate the resources necessary to earn its interest in the Capcapo joint venture, Philippines, as set out in the Capcapo Joint Venture Agreement. The company maintains small exploration bases at the Tien Thuan Gold Project in Vietnam and at the Enmore Gold Project in NSW, Australia but is not actively engaged in operations at those sites. The Company has thus diversified its property portfolio over four key projects in three jurisdictions, thus reducing sovereign risk.

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

Schedule of Investment Licenses

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	BOGOMIN	Certificate No 331022000008	30 Sq Km	Granted	6/27/08	7.75 years	5/3/2016
2. Phuoc Son	PSGC	Certificate No 331022000010	70 Sq Km	Granted	7/8/2008	25 years	10/20/2033

Schedule of Mining Licenses

PROJECT	MINE	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	Ho Gan	BOGOMIN	ML592/CNNg	358 Ha	Granted	7/22/92	25 years	7/22/2017
Bong Mieu	Nui Kem	BOGOMIN	ML592/CNNg	358 Ha	Granted	7/22/92	25 years	7/22/2017
Bong Mieu	Ho Ray	BOGOMIN	Proposed new MLA	Not yet defined	Proposed	-	-	-
2. Phuoc Son	Dak Sa Bai Dat	PSGC	ML565/GP-BTNMT	3.67 Ha	Granted	4/25/2012	5 years	4/25/2017
Phuoc Son	Dak Sa Bai Go	PSGC	ML565/GP-BTNMT	4,28 Ha	Granted	4/25/2012	5 years	4/25/2017

Schedule of Certificates

COMPANY	TYPE OF CERTIFICATE	DATE GRANTED	TERM	EXPIRY DATE
Bong Mieu Gold Mining Company	Gold export certificate	Jan9, 2012	1 year	Dec 31, 2012
Phuoc Son Gold Mining Company	Gold export certificate	Jan9, 2012	1 year	Dec 31, 2012
Bong Mieu Gold Mining Company	Land Use Certificate	Oct 9, 1993	25 years	Sep 2017

Schedule of Exploration Tenements (Applications)

PROJECT	E.L. REG. #	REG. HOLDER
1. Phuoc Son	67/GP-BTNMT	PSGMC
2. Bong Mieu	2125/GP BTNMT	BOGOMIN

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

Schedule of Mining Licenses/Certificates

					GRANT		EXPIRY
PROJECT	OWNER	LICENSE	AREA	STATUS	DATE	TERM	DATE

Bau	NBG	ML1D/134/ML/2008	40.5 Ha	Granted	6/12/2005	20 years	6/11/2025
	NBG	ML 136	139.6 Ha	Granted	1/19/2003	20 years	1/18/2023
	NBG	ML/01/2012/1D	12.7 Ha	Granted	1/19/2003	20 years	1/18/2023
	NBG	ML/03/2012/1D	49.4 Ha	Granted	3/5/2004	20 years	3/4/2024
	NBG	ML 138	409.5 Ha	Granted	11/20/2005	20 years	11/19/2025
	NBG	ML/04/2012/1D	52.1 Ha	Granted	1/10/2005	20 years	1/9/2025
	NBG	ML/05/2012/1D	5.3 Ha	Granted	1/10/2005	20 years	1/9/2025
	NBG	ML 142	38.4 Ha	Granted	6/12/2005	20 years	6/11/2025
	NBG	ML/02/2012/1D	49.8 Ha	Granted	6/23/2004	20 years	6/22/2024
	NBG	ML 1D/137/ML/2008	2.6 Ha	Granted	6/23/2004	20 years	6/22/2024
	NBG	MC KD/01/1994	1,694.9 Ha	Granted	10/27/1994	20 years	6/22/2014
	NBG	ML 101	48.2 Ha	New Application
	NBG	MLA (ex ML93)	17.1 Ha	New Application
	NBG	MLA (ex ML129)	263.0 Ha	New Application
	NBG	MC (ex ML132)	126.0 Ha	New Application
	NBG	MC (ex ML 99)	12.7 Ha	New Application
	NBG	MC (ex ML 106)	25.1 Ha	New Application
	NBG	MC (ex ML 114)	42.9 Ha	New Application
	NBG	MC (ex ML 116)	43.3 Ha	New Application
	NBG	MC (ex ML 120)	43.7 Ha	New Application
	NBG	MC (ex ML 130)	13.7 Ha	New Application
	NBG	MC (ex ML 132)	126.0 Ha	New Application
	NBG	MLA (ex ML110)	64.2 Ha	Renewal Application
	NBG	MC 1D/3/1987(A)	7,240.0 Ha	Renewal Application
	NBG	MC 1D/1/1987	194.0 Ha	Renewal Application
	NBG	MC 1D/2/1987(A)	82.0 Ha	Renewal Application
	NBG	MC 1D/2/1987(B)	3,237.0 Ha	Renewal Application
	NBG	MC SD/1/1987	1397.0 Ha	Renewal Application

The Capcapo Joint Venture Agreement provides the Olympus Consortium with the right to earn a 60% interest in Mineral Production and Sharing Agreement #144-99-CAR covering756 Ha expiring November 29, 2024 and registered in the name of Jabel.

Global Resource Estimates

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED MINERAL RESOURCES

This section and section 4D.1 describing the Phuoc Son Gold Property and section 4D.2 describing the Bong Mieu Gold Property use the term “ measured and indicated resources.”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

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

The mineral reserve and mineral resource estimates contained in the following tables have been prepared in accordance with NI 43-101. Although generally the NI 43-101 standards are similar to those used by the SEC Industry Guide No. 7, the definitions in NI 43-101 differ in certain significant respects from those under Industry Guide No. 7.Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies.

The Company’s Global Reserves and Resources are summarized in the table below as at June 30, 2012 and December 31, 2011.

RESERVES		As at June 30, 2012			As at December 31, 2011
Property	Reserve Catagory	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Gold Property (1)
NI43-101	Proven	0	-	0	0	-	0
	Probable	109,312	2.04	7,169	133,547	2.17	9,333
	Total P&P	109,312	2.04	7,169	133,547	2.17	9,333
Phuoc Son Gold Property (2)
NI43-101	Proven	170,481	6.97	38,182	180,313	4.88	28,303
	Probable	557,068	5.78	103,512	567,635	5.83	106,377
	Total P&P	727,549	6.06	141,694	747,948	5.60	134,680

RESOURCES		As at June 30, 2012			As at December 31, 2011
(Measured & Indicated Resources Include Proven and Probable Reserves)
Property	Reserve Catagory	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Gold Property (3)
NI43-101	Measured	1,037,660	1.95	65,038	1,037,660	1.95	65,038
	Indicated	2,494,970	1.47	117,585	2,519,205	1.48	119,750
	Total M&I	3,532,630	1.61	182,839	3,556,865	1.62	184,788
	Inferred	4,951,920	1.39	221,306	4,951,920	1.39	221,306
Ancillary Metal Credits (7)	Measured			37,908			37,908
	Indicated	69,793					69,793
	Total M&I credits			107,701			107,701
	Inferred			97,779			97,779
Historic Estimate	Measured	24,200	5.00	3,890	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792	1,220,000	8.00	313,792
Phuoc Son Gold Property (4)
NI43-101	Measured	118,731	9.26	35,354	111,273	8.17	29,214
	Indicated	418,463	9.12	122,654	429,030	9.15	126,276
	Total M&I	537,194	9.15	158,008	540,303	8.95	155,490
	Inferred	2,448,797	5.96	469,384	2,466,256	6.01	476,206
Tien Thuan Gold Property (5)
NI43-101	n/a	Not disclosed - See Note (5) below.			Not disclosed - See Note (5) below.

Bau Gold Property (6)
NI43-101	Measured	3,425,000	1	158,500	0	-	0
	Indicated	13,633,000	1.72	755,000	10,963,000	1.60	563,900
	Total M&I	17,058,000	1.67	913,500	10,963,000	1.60	563,900
	Inferred	50,062,000	1.31	2,108,100	35,808,000	1.64	1,888,500

Global Totals:		As at June 30, 2012			As at December 31, 2011
	Reserve Catagory	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
RESERVES
NI43-101	Proven	170,481	6.97	38,182	180,313	4.88	28,303
	Probable	666,380	5.17	110,680	701,182	5.13	115,711
	Total P&P	836,861	5.53	148,863	881,495	5.08	144,014
RESOURCES
NI43-101	Measured	4,581,391	2.01	296,800	1,148,933	3.58	132,160
	Indicated	16,546,433	2.00	1,065,033	13,911,235	1.97	879,719
	Total M&I	21,127,824	2.00	1,361,832	15,060,168	2.09	1,011,879
	Inferred	57,462,717	1.57	2,896,570	43,226,176	1.93	2,683,792
Historic Estimate	Measured	24,200	5.00	3,890	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792	1,220,000	8.00	313,792

Notes to reserves and resources table

1 - Bong Mieu Reserve Estimate

Bong Mieu reserves were estimated by Olympus in accordance with NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIMM”) definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. A copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and reserve impairments as at June 30, 2012 are as noted below:

1.1 - Ho Gan Deposit

Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.

No new reserves were developed during the quarter ended June 30, 2012. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during the quarter ended June 30, 2012 from the reserve remaining at the quarter ended March 31, 2012. The tonnage mined during the quarter ended June 30, 2012 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).

1.2 - Ho Ray-Thac Trang Deposit

No reserves have yet been estimated.

1.3 - Nui Kem Deposit

No reserves have yet been estimated.

2 - Phuoc Son (Dak Sa) Reserve Estimate

Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with NI 43-101 and CIMM definitions & standards. This estimate was independently audited by TMC/SA in March 2008. This TMC/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam” (March 2008), is within the Company’s filings at www.sedar.com. Deposit notes and reserve impairments as at June 30, 2012 are as noted below:

2.1 - Bai Dat Sector

During the quarter ended June 30, 2012, mining of Bai Dat deposit continued down to sub-level 6. No new reserves were developed during the quarter ended June 30, 2012. Accordingly, the remaining reserves were determined by deducting the ore mined during the quarter ended June 30, 2012 from the quarter ended March 31, 2012 reserve. The ore mined was determined by underground survey, reconciled with the official milled tonnage (by weightometer). The Bai Dat reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper grade-cutoff of 100.00 g/t Au.

2.2 - Bai Go Sector

During the quarter ended June 30, 2012, development ore was mined from the Bai Go ore body. No new (NI 43-101 status) reserves were developed. Accordingly, the Bai Go quarter ended June 30, 2012 reserve was determined by deducting the ore mined during the quarter ended June 30, 2012 from the quarter ended March 31, 2012 reserve. The ore mined was determined by underground survey, reconciled with milled tonnage (by weightometer). The March 2008 reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 80.00 g/t Au.

3 - Bong Mieu Resource Estimate

Bong Mieu resources were initially estimated by Olympus (in accordance with NI 43-101 and CIMM definitions & standards) and independently audited/updated by Watts Griffis and McOuat (“WGM”) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in September 2004, by TMC/SA (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in April 2009. Copies of these reports can be found within the Company’s filings at www.sedar.com.  Deposit notes and resource impairments as at June 30, 2012 are as noted below:

3.1 - Bong Mieu Central (Ho Gan) Deposit

During the quarter ended June 30, 2012, mining was conducted, but no new (NI 43-101 status) resources were estimated. The quarter ended June 30, 2012 resource was therefore estimated by deducting the tonnage mined from the resource model during the quarter ended June 30, 2012 from the resource remaining at end of the quarter ended March 31, 2012. Mining conducted outside of the resource model is excluded from this calculation.

3.2 - Bong Mieu East (Ho Ray-Thac Trang) Deposit

During the quarter ended June 30, 2012, no mining was conducted. An internal (NI 43-101/CIMM status) block model resource estimate (Bong Mieu-East Mineral Resource Update, March, 2011) is the basis for the quarter ended June 30, 2012 resource statement. This estimate incorporated upper and lower grade cutoffs of 0.5g/t Au and 10 g/t Au respectively. The previous estimate was from an April 2009 independent review by TMC/SA (refer above), which incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5g/t Au and 10 g/t Au respectively) to update prior NI 43-101 and CIMM standard estimates/audits.

3.3 - Bong Mieu South (Nui Kem) Deposit

The Nui Kem underground resource is an Historic estimate; being an independent estimate by Continental Resource Management Pty Ltd (“CRM”) in 1993. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by WGM in 1997 and again in 2007 by TMC/SA (refer above).

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

During the quarter ended June 30, 2012, Olympus continued mining production from trial stoping and underground exploration developments. The historic resource has not been impaired by this production because the production to date is small and predominantly external to the CRM resource boundaries. Depth considerations effectively preclude resource drilling from surface, but it is anticipated sufficient data will become available from underground drilling and exploratory headings to enable a new NI 43-101 compliant estimate to be prepared, which will allow an application for an extended mining license.

4 - Phuoc Son (Dak Sa) Resource Estimate

Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with NI 43-101 and CIMM definitions & standards. This estimate was independently reviewed by TMC/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, copy of which can be found in the Company’s filings at www.sedar.com. A prior independent review (by WGM) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company’s filings at www.sedar.com. Current resources include an in-house estimate of additional resources conducted in May 2010. Deposit notes and resource impairments as at June 30, 2012 are as noted below:

4.1 - Dak Sa South (Bai Dat) Deposit

During the quarter ended June 30, 2012, mining of the Bai Dat deposit continued, but no additional (NI 43-101 status) resources were defined. Accordingly, the quarter ended June 30, 2012 resource (which includes reserves) was determined by deducting the quarter ended June 30, 2012 mining depletion from the resource remaining at end of the quarter ended March 31, 2012. The Dak Sa South estimate (refer above) employed an upper grade cutoff of 100.00 g/t Au, with no lowercut.

4.2 - Dak Sa North (Bai Go) Deposit

During the quarter ended June 30, 2012, underground access to the Bai Go ore body was developed and mining commenced. No new (NI 43-101 status) resources were developed. Accordingly, the Bai Go quarter ended June 30, 2012 resource was determined by deducting the ore mined during the quarter ended June 30, 2012 from the quarter ended March 31, 2012 resource. The ore mined was determined by underground survey, reconciled with milled tonnage (by weightometer). The Dak Sa North resource estimate employed an upper grade cutoff of 80.00 g/t Au, with no lower grade cutoff.

5 - Tien Thuan Resource Estimate

No Tien Thuan resource is disclosed as of the quarter ended June 30, 2012 because no NI 43-101 status resource estimate has yet been made. An historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither JORC nor NI 43-101 compliant.

6 - Bau Resource Estimate

No mining was conducted at the Bau Gold Project during the quarter ended June 30, 2012. Current Bau resources are pursuant to an estimate conducted by TMC/SA, dated February 28, 2012. This estimate employed lower grade-cutoffs of 0.50 g/t Au and 2.00 g/t Au respectively for near surface (open-pit) and deeper (u/g) deposits. Upper cutoffs ranged from 3.3 g/t Au in respect of tailings and from 6.47 g/t Au to 33.13 g/t Au in respect of other deposits, depending upon grade statistics for each deposit. This estimate supersedes an earlier estimate by the same consultants dated June 15, 2010.

A prior estimate (of partial Bau resources) was completed in November 2008 by Ashby Consultants Ltd (“ACL”) of New Zealand. The ACL estimate (conducted in accordance with JORC standards) is superseded by the TMC/SA estimate, which was conducted in accordance with NI 43-101 and CIMM definitions & standards. A copy of the 2010 TMC/SA technical report in respect of the Bau resource estimate may be viewed within the Company’s filings at www.sedar.com.

Ongoing Bau project resource drilling is expected to enable a further resource update later in 2012.

7 - Ancillary Metals

The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$430/MTU and gold value of US$1,650/ounce. Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the quarter ended June 30, 2012 estimate because they are of insignificant value or uneconomic to recover.

(8) Commodity Prices

Commodity prices used over the last three years (in USD) were as follows:

Commodity	2009 Price	2010 Price	2011 Price	2012 Price
Gold	US$1,120/oz	US$1,340/oz	US$1,650/oz	US$1,650/oz
Tungsten	US$200/MTU	US$320/MTU	US$430/MTU	US$430/MTU

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

The new Phuoc Son processing plant was out into commercial production on July 1, 2011. Metallurgical recoveries are consistently within the 90-95% range.

An independent financial analysis of the Phuoc Son Deposit was conducted in 2008 by Mr John Glenn of Meridian Capital Group Pty Ltd.

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

Phuoc Son License Tenure

Investment Certificate

On October 20, 2003, a 30-year investment license No. 2355/GP was granted for the Phuoc Son property covering 70 km2. This license permitted MINCO and NVMC to establish the PSGC joint venture for a term of 30 years. PSGC has investment capital of $65,000,000 and legal capital of $5,000,000, of which NVMC contributed $4,250,000 (85%) and MINCO contributed $750,000 (15%).  PSGC must pay the Vietnamese government a royalty equal to fifteen percent of the sales value of gold production, annual land rent and annual corporate tax of 40% of net profit but will be exempt from import duties and is subject to 7% tax upon remittance of profits abroad. Following issuance of new Investment Law, the original investment license was reissued on July 8, 2010 as an investment certificate (no. 331022000010) which will expire on October 20, 2033.

Exploration Licenses

Initial Exploration Licences (1953 & 1955/QD-DCKS) were granted over 100 km2 on 18/9/1998, with and extended term that expired on 31/12/2002. Since then, a series of exploration licenses have been held over progressively diminishing areas. The penultimate exploration license (EL67/GP-BTNMT) was granted over 70 km2 on 10/1/2008. Application for renewal of this EL over a reduced area of 28km2 has recently been held up pending issuance of a governmental mining law decree and implementation circular and confirmation that Phuoc Son IC area is exempt from government competitive mineral rights bidding. PSGC may also apply for two additional Exploration Licences over peripheral areas of interest in 2012.

Mining Licenses

A Mining License (ML116/GP-BTNMT) was originally granted over the Dak Sa (North and South deposits) on January 23, 2006 for a 3 year term. The term was later extended to 5.5 years, after which a replacement mining license was applied for and the current Mining License (ML 565/GP/BTNMT) was issued on April 25, 2012 for a five year term expiring on April 25, 2017. An additional mining license application over an area to the north of the current mining license is currently in preparation.

Gold Export License

PSGC exports and sells gold offshore pursuant to a gold export certificate that is renewed annually. The current certificate was issued on January 9, 2012 and will expire on December 31, 2012.

Production History and Processing Plant

The Phuoc Son processing plant was designed to a capacity of 1,000 tpd.  The mill was commissioned on June 2011 at a nominal throughput of 500 tpd.  The processing plant consists of a conventional grinding, gravity, flotation, CIL and detox circuits.   Gold is recovered by a combination of gravity, cyanidation and carbon-in-pulp methods.

Ore from the underground workings is delivered to the mill. The run of mine ore is then processed through a primary jaw crusher and two cone crushers, standard and short head.  The crushed product is subsequently fed to the grinding circuit, consisting of two ball mills operating in a closed circuit with hydrocyclones.  The ground particles from the ball mill reports to two gravity concentrators where gold particles are extracted and treated in a high efficiency leaching system with an intensive cyanidation process. Between 70 percent and 80 percent of the gold in the ore fed to the mill is extracted in the Acacia system. The high-grade, gold-bearing solution from the Acacia system goes to electrowinning.

After the gravity circuit, product grind is conditioned with chemical reagents to activate flotation of sulphide minerals bearing gold particles.  The unwanted flotation tails report to the tailings area, Dam 1 containment.  The floated sulphide concentrate is thickened to approximately 50% solids (2w/w) and fed to the CIL (carbon in leach) circuit containing activated carbon.   This is a cyanidation circuit to adsorb dissolved gold onto activated carbon in agitated tanks.

Gold is removed from the loaded carbon using the pressurized Zadra technique. The resulting solution goes to a pregnant solution tank and subsequently to electrowinning where gold is deposited onto stainless steel cathodes by electrolysis. The gold is washed from the cathodes, filtered, dried and smelted in a furnace to produce yellow-gold metal.

Prior to the disposal of CIL tailings they are subject to cyanide detoxification. This results in a reduction of cyanide levels (measured in terms of weak-acid-dissociable cyanide) from about 100 parts per million to 5 parts per million.  After treatment, the tailings are pumped to a tailings impoundment (Dam 2B and 2A) located approximately 1 kilometre from the mill site. In the tailings impoundment, solids settle out and the clear supernatant is recycled back to the mill for reuse. Surplus effluent from the tailings is disposed to the natural environment, under the permission from the dignitaries in the local communities.

For further information on the operating results from Bong Mieu, refer to Operating Results at 5A.

Phuoc Son Exploration & Development Expenditure

The carrying value of the mine property and rights and deferred exploration and development costs related to the Phuoc Son Gold Property, is $2,286,349 and $14,459,318 respectively, as at June 30, 2012, and the carrying value of the property, plant, equipment and infrastructure for the Phuoc Son property is $27,098,950.

Phuoc Son Property Description and Location

The Phuoc Son Gold property, is located in the western highlands of Quang Nam Province, in central Vietnam, some 8kilometres (14.5 kilometres by road) northwest of the small town of Kham Duc and approximately 90 kilometres (140kilometres by road) southwest of the coastal city of Da Nang, the fourth largest city in Vietnam (see Figure 1).

Figure 1 (below) shows the location of the property, whilst Figure 2 shows the location of the South and North Dak Sa deposits and the location of principal facilities on the property.

Zone 48
Zone 49
HAI VAN PASS
THUA THIEN - HUE
SON TRA
HOA VANG
DA NANG
EASTERN SEA
LAOS
TRAO
DIEN BAN
AI NGHIA
HOI AN
DAI LOC
HIEN
DUY XUYEN
THANH MY
HA LAM
DONG PHU
THANG BINH
NAM GIANG
QUE SON
LAOS
TAN AN
TAM KY
HIEP DUC
TIEN KY
(IV)
(V)
TIEN PHUOC
KHAM DUC
BONG MIEU
TRA MY
PHUOC SON
TRA MY
QUANG NGAI
KON TUM
CHINA
HA NOI
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

The Phuoc Son gold deposits are typical of those occurring within orogenic belts elsewhere in the world.

History of Exploration on the Phuoc Son Gold Property

A regional stream sediment survey was originally conducted in the Phuoc Son area in the early 1990’s, by a cooperative agreement between Indochina Goldfields Ltd and the Geological Survey of Vietnam. As a result of this, exploration licenses were applied for to cover geochemical anomalies in the Phuoc Son area. These applications were acquired from Indochina Goldfields by Olympus Pacific Minerals in 1997.

Olympus commenced exploration in 1998 and subsequently conducted staged exploration (carried out on behalf of Olympus through and by NVMC), including: inspection of artisanal underground workings, geological mapping, bedrock, float and channel sampling, soil geochemical surveying, geophysical surveys (ground magnetic surveying & self-potential) and diamond drilling. The initial exploration stages (Oct 1998 to Dec 2003) are described as follows:

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

• Stage 4 (July 2000 to December 2000): detailed geological mapping, nine km2soil survey north of Bai Go, rock geochemistry, petrology and diamond drilling of 17 holes at Bai Dat, Bai Cu, Bai Chuoi and Bai Go;

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

Since January 2004, the exploration focus in the Dak Sa Zone has been onin-fill and step-out drilling to confirm deposit extents, upgrade and estimate resources to JORC/NI43-101 status, support tenure applications and the establishment of mining operations. Descriptions of the work completed each year are as follows:

In 2004: deep C-horizon soil geochem, ground magnetic and radiometric surveying were completed at the South Bai Cu, Round Hill, Ca Creek, Dak Sa, North Dak Sa, Bai Gio East, Bai Gio North, Hoa Son, K7 East and Tra Long prospects. A small orientation SP (self potential geophysics), program was completed at Nui Vang prospect.  Geological mapping was conducted at Dak Sa, Quartz Creek, South Bai Cu, Round Hill, K7 and Ca Creek prospects. A BLEG and stream sediment sample program was completed over the northern section of the Phuoc Son investment licence not covered by previous surveys.  Diamond drill programs were carried out at Bai Cu (4 holes), Bai Chuoi (one hole), Round Hill (5 holes), Nui Vang (3 holes), K7 (3 holes), Bai Gio North (6 holes), and Khe Rin (7 holes) prospects. Two metallurgic drill holes were completed at Dak Sa – South Deposit (one hole), and North Deposit (one hole). A geophysical consultant from Canada visited the property and filtered/processed all previous magnetic data to facilitate improved anomaly resolution.  Based on what management considered to be favorable results, exploration continued into 2005.   During the year ended December 31, 2004, $1,095,335 was incurred on mineral properties for the Phuoc Son Gold Property, excluding the impact of the vend-in transaction described in Item 4.D.1.

In 2005: Self Potential (SP), geophysical programs were completed over the Dak Sa sector, Hoa Son, Bai Gio North, Bai Gio East and Bai Cu prospects.  Trenching and sampling at Bai Gio North and Bai Gio East was completed.  Geological mapping was completed at Bai Gio North, Bai Gio East, Hoa Son and Bai Chuoi. Exploration diamond drilling programs were conducted at Bai Go North (one hole), North Deposit (9 holes), South Deposit (16 holes) and Bai Chuoi (3 holes). An intensive re-logging program was carried out on North Deposit drill core during the year, combined with structural studies and new drill sections prepared and reviewed for Dak Sa. Resource estimates were completed to update the South Deposit ore body, incorporating the results of the in-fill drill program. The results of exploration were favorable in 2005, especially in the Dak Sa area, resulting in further exploration work in 2006.   During the year ended December 31, 2005, other capital expenditures of $1,805,607 were incurred for the Phuoc Son Gold Property.

In 2006: the Company had completed 63 drill holes totalling approximately 11,330 metres, mainly focusing on the North (Bai Go) Deposit, South (Bai Dat) Deposit, and other exploration holes on assorted priority targets in the Dak Sa area. These ongoing exploration activities resulted in additional positive drill results at Phuoc Son.   Over the course of 2006, the North Deposit was significantly enlarged and then extended in excess of 900 metres in a north-south orientation.  The drilling also confirmed that the deposit remains open for further expansion.   In April 2006 resource estimates were updated internally by qualified persons using the original resource estimates audited by an independent engineering firm, as a base document.  The April 2006 update was on the North Deposit ore body, incorporating the results of drilling to March 31, 2006. An in-house technical report was completed with respect to the North and South Deposits.  An engineering firm was selected to complete an independent review of this technical report that would result in an issuance of a compliant independent Technical Report in Form 43-101F1 to NI 43-101.  During the year ended December 31, 2006, other capital expenditures of $2,458,242 were incurred for the Phuoc Son Gold Property.

In 2007: 11,170 meters were drilled in 37 drill holes. The company reviewed all Dak Sa (VN 320) exploration results to date and conducted an updated resource assessment (released on 15/1/2008)based on drilling up to October 2007.Measured and Indicated resources were stated to be 600,260 tonnes at an average grade of 10.95 g/t for 211,325 ounces of gold. The M & I total comprised Measured Resources of 157,450 tonnes, grading 13.06g/t and Indicated Resources of 442,810 tonnes, grading 10.2g/t. Additional resources of 425,610 ounces are contained within the Inferred category (1,955,400 tonnes at 6.77 g/t).Reference is made to the technical report “Preliminary Assessment of the Phuoc Son Project” dated December 2007 posted on www.sedar.com under the Company’s filings for further details. Based largely upon this report, the decision was made to commence preliminary studies to determine the commercial viability of proposed mining development. During the year ended December 31, 2007, other capital expenditures of $5,064,000 were incurred.

In 2008: The Company completed 22 drill holes totalling 8,558 meters.  Exploration work defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and confirmed that the mineralization remained open along strike. During the fourth quarter of 2008 work was undertaken to re-evaluate the Reserves and Resources in the Phuoc Son Gold Property following drilling programs completed earlier in the year.  The Proven and Probable Reserve Estimates, based on drilling up to December 31, 2008, stood at 930,390 tonnes at an average grade of 7.79 g/t for 233,150 ounces of gold.  Measured and Indicated resources, based on drilling up to December 2008, stood at 709,670 tonnes at an average grade of 10.76 g/t for 245,470 ounces of gold. The Measured and Indicated total comprised Measured Resources of 163,320 tonnes, grading 12.76g/t and Indicated Resources of 546,350 tonnes, grading 10.16g/t. Additional resources of 401,640 ounces of gold are contained within the Inferred category (1,884,200 tonnes at 6.63 g/t).Also during 2008, the Phuoc Son Technical Report confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders. On March 26, 2008, the Company received a positive independent feasibility study in the Phuoc Son Technical Report, which confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders. On this basis, the Company determined to bring the Phuoc Son Gold Property into production. On August 28, 2008 the Company received approval from the Vietnamese authorities to conduct a trial test of the toll treatment of Phuoc Son ore at its Bong Mieu plant, with a view towards partially self-funding the Phuoc Son processing plant.  The Company commenced sourcing high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation in August 2008.  The trial treatment operation was carried out over three months.  Based upon the results of this test, the Company applied to the Vietnamese authorities for a permanent trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant, and a temporary permit was granted in February 2009.During the year ended December 31, 2008, other capital expenditures of $4,630,344 were incurred.

In 2009: No additional exploration drilling was conducted during this year, but feasibility studies continued to re-evaluate the Reserves and Resources in the Phuoc Son Gold Property following drilling programs completed in 2008.As a result, the Company placed the Phuoc Son mine into commercial production effective October 1, 2009, with ore initially being trucked for toll treatment at the company’s Bong Mieu Mine. In September 2009 the Company was granted a trucking permit to truck ore from Phuoc Son to the Bong Mieu plant until December 2010 and the Company placed the Phuoc Son mine into commercial production effective October 1, 2009. The trucking permit was renewed effective March 15, 2011 until May 30, 2011. This permit allowed treatment of Phuoc Son ore through the Bong Mieu plant until commissioning of Phuoc Son’s new processing plant. During the year ended December 31, 2009, PSGC spent $323,170 on property, plant and equipment acquisitions and $2,416,768 on other capital expenditures.

In 2010: Exploration of the North and South Deposits continued and a new resource estimate update was completed in May 2010. This resulted in an approximate 16% gold resource increase, in comparison with results estimated in March 2008. The then current resource estimate (by block modeling, using Inverse Distance Square) was based on 157 drill holes and included additional mineralization extensions that had been intersected by step-out drilling in 2008 around the periphery of the South and North deposits. During 2010, no peripheral exploration drilling was conducted, but five holes (2,123m) were completed in Bai Chuoi and Bai Dat. At Bai Chuoi North, results confirmed the continuation of the mineralised structure to the NW. At Bai Dat, results indicated that the mineralisation host structure extends to the NE, NW and SW directions, beyond the boundary of the area currently being explored, still following the marble-argillite contact zone. Work on the process plant accelerated during the fourth quarter as all the major equipment arrived on site. The main civil works were completed and all the sections of the plant were in the final stages of construction. During the year ended December 31, 2010, PSGC spent $19,955,625 on property, plant and equipment acquisitions (including advances) and $4,099,686 on other capital expenditures.

In 2011: The first phase (9,000m in 26 holes) of a two-phase drilling program to upgrade inferred resources within the Dak Sa Shear to the north of Bai Go commenced in October 2011, continued throughout the fourth quarter. By the end of December 2011, 3,972.40 metres had been drilled in 13 holes and was continuing into 2012 with 2 holes still in progress as of 31/12/2012.Weak veining exposed in the Bai Chuoi cross-cut was examined with a view to Kempe drilling. A review of the down-dip projection of the Bai Dat ore body was conducted. Vein characteristics in Bai Dat Level 5 were found to support the proposed Level 6 development. No exploration drilling was conducted peripheral to Dak Sa.

A University of Tasmania PhD research project continued. The company entered participation in the UTAS CODES “Ore Deposits of SE Asia” project, from which the Company will derive the benefit of research results that are normally beyond the reach of an individual exploration company. Aside from exploration, the Company focus was upon completing construction of the new processing plant. This was commissioned in June 2011. The plant achieved designed processing capacity in the fourth quarter of 2011 and has since been in full commercial production.During the year ended December 31, 2011, PSGC spent $8,832,610 on property, plant and equipment acquisitions (including advances) and $5,826,577 on other capital expenditures.

During six-month transition period ended June 30, 2012: Within the Dak Sa Shear, first stage drilling to the north of Bai Go continued, with the objective of converting about 500,000oz of inferred resources to mining reserves. From January 1 to April 7, 2,952.07 meters were drilled in 23 holes. A review of partial results obtained up until end of March 2012 indicated that (i) Most of the thick intercepts of mineralization obtained to date in veins QTZ2 and QTZ3 occur within WNW-ESE trending shoots that remain open down-dip beyond the current drilling limits and (ii) the delineation of potentially mineable zones may entail increasing the average drilling density (to about 25 meters spacing).In view of the westerly increasing depth to the veins, underground exploration may be the preferred option for ongoing detailed resource definition and upgrade to mining reserves. At Bai Dat, vein characteristics in the lower levels of the mine supported Level 6. The Company’s participation in the UTAS CODES “Ore Deposits of SE Asia” project continued.

Work Plan for fiscal year ending June 30, 2013: The forward exploration programme provides for review of mineralization within the Bai Go-North sector of the Dak Sa shear, in order to determine the preferred option for ongoing detailed resource definition and upgrade to mining reserves. In light of the westerly increasing depth of the ore bodies, the cost/benefit of deploying an underground drilling rig will be determined. Subject to this review, further drilling will be conducted and a new resource report will be prepared to support a new (Bai Go-North) Mining License application. At Bai Dat, development and a new drill drive is under consideration for investigating the down-dip projection of the ore body. Consideration is also being given to step-out drilling to the south of Bai Dat. Peripheral to the Dak Sa shear, 1,350m of drilling is planned in 10 holes within interpreted Upper & Lower Shears and at Tra Long.

Mineral Occurrences on Phuoc Son Property

Since 1998, Olympus has discovered and explored 23 significant gold mineralization zones.  The most important of these are the South and North Deposits within the Dak Sa Shear Zone, in the southern area of the property. Descriptions of these deposits and a summary of the other showings are as follows:

South Deposit (Bai Dat)

The South Deposit is hosted within the Dak Sa shear zone. Exploration to date has delineated one main mineralized quartz vein, which varies in thickness from one metre to over ten metres.   The mineralized quartz contains pyrite, pyrrhotite, galena, sphalerite, and native gold, with total sulphides varying from less than 1% to more than 60%.  The South Deposit has to date been mined (by room and pillar method) in over six Levels. The ore deposit remains open-ended down-dip to the NW. Further surface drilling in this direction however is constrained by rising terrain, with rapidly increasing depth to target in this direction. It is also possible that the mineralization may extend further along strike to the south. Current Bai Dat reserves and resources are as listed in the company’s reserve and resource table. With additional exploration, additional resources could be identified.

North Deposit (Bai Go)

The North Deposit is approximately 1 kilometre north of the South Deposit and is also hosted within the Dak Sa shear zone.  The North Deposit is a sheeted quartz vein system, with widths of up to 32 metres. The Au-Ag-Pb-Zn mineralization is primarily fracture controlled in quartz. Drilling has delineated a thick central high-grade zone. An independent technical review was completed in March 2008 and an internal update of resources was estimated in May 2010. The deposit is currently being developed on three levels underground. Drilling has demonstrated that the mineralization extends along strike to the north for at least 900 metres and remains open down-dip to the west. Ongoing drilling in this area will focus on resource expansion as well as upgrading resources within the northern extension to reserve status for inclusion within a future Mining License application. Current Bai Go reserves and resources are as listed in the company’s reserve and resource table. With additional exploration, additional resources may be identified.

Other Phuoc Son Prospects

Exploration completed to date indicates that the Phuoc Son property contains 23 other significant prospects, on which follow-up exploration is required to evaluate the potential for commercial development. Some of these prospects appear to be within a stacked series of shear zones lying above and below the Dak Sa shear Zone. Further exploration of these will be conducted during the 2012 fiscal year.

Resource Estimates

Results of Phuoc Son exploration have periodically been quantified to JORC/NI43-101 status by resource estimation, as follows:

On January 30, 2004: Company estimate of resources was independently reviewed (by Watts, Griffis and McOuat Limited) in a report entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”.This report is available at www.sedar.com.

On March 7, 2007: An in-house resource estimate update was made, incorporating drilling results up to October 2006.

On January 15, 2008: An updated resource estimate incorporated drilling results up to October 2007. This resource estimate was independently reviewed in a technical report entitled “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam” authored by independent mining and geological consultants, Terra Mining Consultants/Services & Associates(the “Phuoc Son Technical Report”). The full text of the report is available at www.sedar.com.

In May 2010: An in-house resource estimate update was made, incorporating drilling results up to the end of 2008.

In September, 2012: An in-house resource estimate update was in progress, incorporating drilling results up to April, 2012. This is expected to be released before the end of the calendar year.

Current Phuoc Son Gold Property JORC/NI43-101 status resources and ore reserves are as stated in the Global Reserves and Resources table at 4D.

Bong Mieu Gold Property, Vietnam

The Company currently holds an 80% interest in the Bong Mieu Gold Property. The Company acquired its interest in the Bong Mieu Gold Property in September 1997 by acquiring 100% of Bong Mieu Holdings, Ltd. from Ivanhoe Mines Ltd (formerly Indochina Goldfields Ltd.).  The Company has a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bogomin, a joint venture enterprise incorporated in Vietnam.   The other 20% of Bogomin is owned by two Vietnamese former governmental organizations, MIDECO (10%) and MINCO (10%).

The Company manages the operations at the Bong Mieu Gold Property on behalf of the joint venture, including exploration programs.   The property covers four known deposits, namely Ho Gan at Bong Mieu Central, Ho Ray and Thac Trang at Bong Mieu East and Nui Kem at Bong Mieu Underground as well as several other mineralized occurrences.

The Company initially developed proven and probable reserves at Bong Mieu Central (Ho Gan), which contributed to the Company’s decision to commence mine and processing plant construction and gold production. Bong Mieu Underground (Nui Kem), an underground deposit that was operated by the French from 1896 to 1941, is located within one kilometre of the Bong Mieu Central plant.

Exploration work to date has resulted in a significant new discovery at Bong Mieu East in the eastern area of the property, as well as a number of new surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

The joint venture has a term of 25 years starting from the date of issuance of the investment license, after which an application can be made for extension.  The investment capital of Bogomin as provided by the investment certificate, as amended, is USD$40,000,000. The legal capital of Bogomin is $3,000,000 with $2,400,000 contributed by the Company via its subsidiary, BMHL, and $300,000 contributed by each of MINCO and MIDECO. The joint venture profits shall be shared as follows:  10% for MIDECO, 10% for MINCO and 80% for BMHL.

Licensing Tenure

Investment Certificate

The property is covered by a 25-year Investment Certificate (Investment Certificate No. 331022000008) covering 30km2 ha initially granted in March, 1991 with the Company’s interest at that time being held by Covictory Investment Limited. The Company, through its subsidiary Bong Mieu Holdings Ltd. (“BMHL”), is a successor in interest to Covictory Investment Limited, which assigned all of its share capital, obligations, and rights to BMHL pursuant to an amendment to the investment certificate dated November 29, 1993.

The Investment Certificate permits the company to explore for, mine, refine, export and sell gold from Bong Mieu during the 25 year term of the license. A mining license (ML592/CNNg covering Ho Gan and Nui Kem), a tailings area and a construction area (on the camp/office area), covering a total of 365 ha are located within the investment certificate area.

The original Investment License was dated March 5, 1991 and amended on November 29, 1993 permits the establishment of a joint venture company, Bogomin to carry out gold mining and exploration at the Bong Mieu Gold Property.  Pursuant to a new legislation, the original Investment License was converted into an Investment Certificate on June 9, 2005. The investment certificate is due to expire March 5, 2016. The Company has commenced discussions with the Vietnamese governmental authorities regarding renewing the investment certificate.

Pursuant to the terms of the investment certificate, Bogomin is exempt from import duties for all materials, equipment and spare parts imported by Bogomin and the product of Bogomin is licensed for export and sale in Vietnam.  Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, pay specified rent of US$200 per hectare per annum for land, remit corporate profit tax equal to 18% of profits for the first five years of profit (after five years the tax rate will be determined but will not exceed 25%). However, Bogomin is exempt from corporate profit tax for the first two profit-making years.

Mining Licensing

The Mining License (ML592/CNNg, covering Ho Gan and Nui Kem) was granted on July 22, 1992 with a 25 year term expiring July 22, 2017. The mining license permits the mining of gold at the Bong Mieu gold mine covering a total mining area of 358 ha including an open pit area of 230 ha, an underground mine of 100 ha and a tailings area of 28 ha.  The Bogomin must submit a mining report annually to the Ministry of Heavy Industry and the State Mineral Resources Management Department.

Application for another Mining License is proposed to cover the Bong Mieu East (Ho Ray-Thac Trang) deposit. The Company received approval from the Council for Mineral Reserve Evaluation (“CMRE”) for its reserve report on the Stage 1 (Ho Ray) portion of this deposit on June 1, 2012 and intends to file a mining license application prior to the end of the 2012 calendar year, after completing the requisite supporting pre-feasibility and environmental impact assessment documentation.

Exploration Licensing

Bong Mieu exploration license 2125/GP BTNMT was granted on December 15, 2008.  The Company had previously been conducting exploration activities under the investment license. Under Vietnamese law, an exploration license is required in order to get new or amended mining licenses.   The Exploration license initial term is two years and thus expired in October 2010. The Company has applied for a two-year renewal of its exploration license over a 18.5 km2 area in the Bong Mieu project area. This application, (together with several other planned exploration license applications within the investment certificate area) is presently on hold pending Governent confirmation that the area not subject to competitive mineral rights bidding.

Other Licensing and Permitting

On October 9, 1993, a Land Use certificate was issued to Bogomin by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine.  The certificate covers a 365 ha area of which 300 ha is gold mining land, 32.3 ha is waste dumping land and 2.7 ha is for basic construction.  The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

On January 9, 2011, Bong Mieu Gold Mining Company obtained the renewed annual gold export certificate to allow for exportation of any dore that is produced by the Company. The gold export certificate expires on December 31, 2012.

Production History and Processing Facilities

The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, with commercial gold production starting in October of 2006.

Production at the Bong Mieu Central plant has steadily improved since commercial production began as a result of improved throughput levels, grades, and recoveries.  Ongoing improvements have been made to increase recovery and capacity including the installation of a control monitoring system in the first quarter of 2007 and, in the first and second quarter of 2007, installation of a third detoxification tank and absorption tank to scavenge gold in solution from the leach tails.

The Bong Mieu Underground project was placed into commercial production on April 1, 2009. During 2009, the Company filed a Nui Kem Environmental Impact Assessment Report submitted to Department of Natural Resources on December 10, 2009. Formal inspection occurred early in the first quarter of 2010. All Environmental Impact Assessment amendments and requirements, as advised by the Department of Natural Resources, were complied with.

During 2009, mining and processing of ore from the Bong Mieu Central pit was cut back to allow more of the high grade Phuoc Son ore to be processed in the plant.

Mining and processing of ore from the Bong Mieu Central pit was also cut back in 2010 to allow more of the high grade Phuoc Son ore to be processed in the plant.

Ore from the mines is delivered to the mill and is then processed through a primary jaw crusher and two cone crushers, standard and short head.  The crushed product is subsequently fed to the grinding circuit, consisting of two ball mills operating in a closed circuit with hydrocyclones.  The ground particles from the ball mill reports to two gravity concentrators.  The gravity gold bearing concentrate is processed via shaking tables to recover gold for smelting.  The tails from the gravity circuit is processed through a flotation circuit to separate the gold bearing sulphide minerals.  The sulphide concentrate, is thickened and pumped to the ILR (intensive leach reactors) circuit and gold is extracted via cyanidation leaching process. The gold bearing solution from leaching is treated with activated carbon to recover the dissolve gold in solution.  The gold bearing carbon solids is the classified using a vibrating screen and ashed to eventually produce a dore gold bar.

Prior to the disposal of cyanide leached stream tails, the pulp is subjected to cyanide detoxification. This results in a reduction of cyanide levels (measured in terms of total cyanide) from about 100 parts per million to 5 parts per million.  After treatment, the detoxified tailings are pumped to a tailing impoundment (Dam 3A and 3B) located approximately 1 kilometre from the mill site. The flotation tails is pumped to Dam 1A containment area.  . In the tailings impoundment, solids settle out and the clear supernatant is recycled back to the mill for reuse. Surplus effluent from the tailings is disposed to the natural environment, under the permission from the dignitaries in the local communities.

In late 2011, the mill was upgraded to increase recovery and lower operating cost via material/reagent consumption.  The overall objective of the project was to eliminate the aging ILR (intensive leach circuits) and replace the units with up to date technology of CIL (carbon in leach) tanks. The residence time for cyanide leaching was increased from 7 hours to 24 hours which provided for the gold particles to be leached efficiently.  With the increased in cyanidation leach time, lower dosage of reagents are utilized in the milling process which reflects in the overall lower operating cost while improving recovery significantly.

Effective April 2012, the Ho Gan open pit was mined out and mining operations ceased. Further, in August 2012 management determined that Ho Gan underground operations were no longer profitable as the grade had dropped to approx 2 g/t Au and operating costs rendered continued production unprofitable.  The mine was closed effective August 16, 2012 and was flooded and secured to allow future access if economic circumstances change.  Equipment has been deployed to other sites within the group and staffing reassigned.

For further information on the operating results from Bong Mieu, refer to Operating Results at 5A.

Exploration and Development Expenditure

The carrying value of the mine property and rights and deferred exploration and development costs related to the Bong Mieu Gold Property, is approximately $1,719,195 and $6,145,341 respectively, as at June 30, 2012, and the carrying value of the property, plant, equipment and infrastructure for the Bong Mieu Gold Property is approximately $1,531,538.

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

Geology of Bong Mieu Gold Property

The Bong Mieu Gold Property lies proximal to the Phuoc Son Suture, which separates high-grade metamorphic Precambrian terrain of the Kontum Massif to the south from lower-grade metamorphic of the Truong Son fold belt to the north. This suture is one of the most important structural controls of gold mineralization in central Vietnam. The Bong Mieu area mainly comprises Lower Proterozoic metamorphic (gneissic granite, biotite-sillimanite gneiss and biotite-quartz gneiss and schists). At Bong Mieu, most of the mineralization identified to date is hosted within a strataform unit, which has been folded around a SE plunging anticline (Bong Mieu Anticline). The gold mineralization is typically associated with sulphides (pyrite and galena, with subordinate sphalerite and pyrhotite. Sulphide content is typically in the order of 10%, but locally up to 70%, or more. There are a number of exploration sites, plus three principal mining deposits, as follows:

Bong Mieu Central (Ho Gan Deposit)

The Ho Gan gold mineralization comprises sulphidic quartz veins and hydraulic breccias, hosted within altered intrusives. The deposit is flat lying, more or less conformable with topography, outcrops over an area of 1000 metres by 800 metres and extends to vertical depths of up to 15 metres. This deposit has now been largely mined out by open-pit.

Bong Mieu East (Ho Ray Deposit & Thac Trang)

Mineralization is hosted by quartz veined and sulphide bearing skarn zones, granite gneiss and schists that strike E-W to NE-SW along the northern limb of the Bong Mieu Anticline and dip moderately to the E and NE. The mineralization is associated with skarn zones with appreciable scheelite content. Post mineralization pegmatite dykes are common. This deposit is presently proposed as a new open-pit development.

Nui Kem

Quartz-sulphide vein mineralization is hosted within a sequence of altered schists and gneisses that strike NE-SW along the southern limb of the Bong Mieu Anticline and dip shallowly to the SE. There are 5 known vertically stacked veins. Mining by the company has to date been confined to two (known as Main and Upper Veins). The deposit extends for over 3 km along strike and remains open in the down-dip direction. The veins are hosted within shear/thust fault zones. Nui Kem has historically been extensively mined under French administration from the 1890’s up until WWII. Underground mining by Bogomin is presently in progress.

History of Exploration on Bong Mieu Gold Property

In 1994-1996: Bogomin first conducted prospect wide geological, geochemical and geophysical surveys, funded by Indochina Goldfields Ltd. The property was subsequently acquired from Indochina by Olympus in 1997.

From 1997 until late 2001: Olympus (as operator of Bogomin), carried out only minimal field, owing to perceived low-grade nature of the mineralization, coupled with low gold price and depressed commodity market.  During this period, a small staff was employed to maintain a presence at the field office, to keep the Property secure and discourage artisanal mining as much as possible.

In 2002: The commodity markets improved and Olympus resumed exploration at Bong Mieu. The property database was reviewed, mapping and sampling carried out and historic Mineral Resource estimates reassessed, in part by geologists who had worked on the property previously. A start was made on preparing updated JORC-compliant Mineral Resource estimates and forward exploration programmes were designed.

In 2003: Regional and property scale geological mapping and geochemical rock sampling was completed.   By the end of 2003, several areas were identified as meriting follow-up work. As at December 31, 2003, accumulated deferred exploration costs were CAD$517,079 and mineral properties was CAD$3,944,000 for the Bong Mieu Gold Property.

In 2004:  The Bong Mieu Central (Ho Gan) deposit was identified as having potential for early mining development. An infill and step-out diamond drilling program comprising 228 holes was undertaken. The holes were drilled vertically, on approximately 25 metre centers to depths ranging from 5.0 to 36 metres. The objective of the drill program was to define the limits of the deposit, estimate resources to JORC/NI43-101 status and provide data for detailed engineering of open-pits and preparation of production schedules. The program successfully expanded the limits of known Ho Gan mineralization and established continuity of mineralization between three previously discrete resource areas.  At Thac Trang, immediately southeast of the Ho Ray deposit, a 15-hole program was completed in July 2004.  It encountered encouraging results which management believed warranted additional exploration in 2005. During the year ended December 31, 2004, other capital expenditures of CAD$2,847,014 were incurred for the Bong Mieu Gold Property.

In 2005: At Bong Mieu Central (Ho Gan Deposit), new Ho Gan open pit deposit resource estimates were completed in March of 2005, based on the  drill and assay results from the 2004 programme. Largely at the behest of the Provincial Government, a decision to develop a “demonstration mine and process plant” was made. Three shallow exploration/condemnation holes (comprising 54 metres) were drilled, engineering, metallurgical and environmental studies were completed and construction of the Ho Gan mine process plant, tailings dams and related infrastructure commenced. At Bong Mieu East, a diamond drilling program during the early part of 2005 continued to evaluate the Thac Trang discovery. At the Nui Kem underground mine, five widely spaced exploration holes were completed. The drill program successfully confirmed the down-dip continuation of the main Nui Kem structure over a strike length of approximately 1.7 kilometres and to a depth of 250 metres below the deepest underground development level. During the year ended December 31, 2005, CAD$5,577,384 was spent on capital assets and CAD$2,794,000 was spent on other capital expenditures for the Bong Mieu Gold Property.

In 2006: Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. Through December 2006, Olympus completed 66 drill holes totalling approximately 3,020 metres. Metallurgical test-work on representative Bong Mieu East ore types was conducted. Preliminary exploration programs, including drilling, were initiated to evaluate the economic potential of two new prospects, Ho Gan East and Bong Mieu West.  At the Nui Kem mine, an exploration decline portal was completed and the first 70 metres of the decline were developed. During the year ended December 31, 2006, other capital expenditures of CAD$3,147,855 were incurred for the Bong Mieu Gold Property.

In 2007:  On October 9, 2007, the Company reported increases to the mineral resources at the Bong Mieu Gold Property as outlined in a Technical Report prepared by TMC/SA.  The full text of the report is available at www.sedar.com. During the year, Olympus completed 15 drill holes totalling approximately 1,615 metres at Bong Mieu. The bulk of this drilling was focused on the Nui Kem/Saro Hill areas which host vein structures parallel to the main Nui Kem vein system. Other capital expenditures of CAD$1,870,000 were incurred for the Bong Mieu Gold Property during the year.

In 2008: Geological mapping at Suoi Tre, followed up a deep soil sampling program undertaken in 2007 and confirmed the presence of a steep SE-dipping mineralized structure. A program of consolidating the ground-based and remote sensing data was completed by Encom in the second quarter of 2008 and follow up field work was commenced in the third and fourth quarter of 2008. In the first quarter 2008 the first ore targets were intersected at the Bong Mieu Underground Deposit.  The decline development to the lowest level of the old French mine was completed in the second quarter, which lead to partial development and stoping in the third quarter of 2008. The Bong Mieu exploration licence No 2125/GP-BTNMT was received and registered with the DGMV in the fourth quarter of 2008. The Company completed 35 exploration drill holes totaling approximately 5,062 metres on the property. The bulk of this drilling was focused on the Ho Ray and Nui Kem West sectors. During the year ended December 31, 2008, other capital expenditures of CAD$4,183,755 were incurred for the Bong Mieu Gold Property.

In 2009: During the year, the Company established a 64% upgrade of Gold Resources at Bong Mieu East and a preliminary financial assessment of Bong Mieu East was completed. Improvements to the Bong Mieu gold process plant were also completed to allow more efficient toll processing of the high grade ore from Phuoc Son. By end of year, production had been increased to 40,000 oz annualized. In the quarter of 2009, the Company also placed its Nui Kem (Bong Mieu Central) underground mine into production. During the year ended December 31, 2009, Bogomin spent $1,088,427 on property, plant and equipment acquisitions and $1,906,778 on other capital expenditures.

In 2010: At Bong Mieu Central (Ho Gan Deposit), two exploration holes, totalling 291 metres length were drilled on the south of Bong Mieu Central in September 2010 to test the southern extension of the Ho Gan mineralized structure. These two holes were successful in intercepting the Ho Gan mineralization host structure at its projected depths. Although the thickness and grade of the above intersections were not economically viable, they confirmed the continuation of the mineralization to the south, beyond the Ho Gan deposit boundary. Exploration in the final quarter of 2010 consisted of one hole being drilled (declined westerly) to test the potential at depth of the mineralised granite outcrop east of Dam 3. The hole did not intersect the target, which was thought to either dip easterly, or be faulted or pinched out at depth. At Bong Mieu East (Ho Ray Deposit and Thac Trang Prospect), infill drilling program commenced in late June 2010, and concluded in September 2010, with a total of 1,291m drilled in ten holes. All assays were received during the fourth quarter of 2010 and the updating and modification of geological models was completed. During the year ended 31 December, 2010, $1,282,332 was spent on property, plant and equipment acquisitions and $4,689,381 on other capital expenditures.

In 2011: At Bong Mieu Central (Ho Gan Deposit), exploration continued with the commencement of a drill programme of 1,900m in 30 holes. The results showed marked gold grade and thickness variation. A small (10,000-20,000 ton) potentially mineable open-pit extension was located. A review of 2006 data revealed several prospective anomalies, at depth below Ho Gan pit and in an area designated Ho Gan-West. However, two holes, which tested the Ho Gan-West mineralised breccia, did not intersect significant mineralization and drilling was suspended. At Bong Mieu Underground (Nui Kem Deposit), two exploration holes were drilled on the Nui Kem northern slope to probe the Ho Gan projection within the Nui Kem footwall sequence. Both holes intersected a sheared, altered and mineralized (sulphidic) zone at the projected depth, but insignificant mineralization was intersected. Drilling was suspended.In addition, exploration drilling was conducted to test the eastern extension of the Nui Kem main vein system. Total drilling at Nui Kem for 2011 was 2,152.3 meters in 8 holes (drill holes NKDD017-024). Drilling results to date indicated that the best resource potential of the Nui Kem Main Vein lies down dip (SE) from NKDD019 and the best Nui Kem Upper Vein potential lies up-dip (NNW) and down-dip from holes NKDD017 and 018. At Bong Mieu East (Ho Ray Deposit and Thac Trang Prospect), the geological model was updated with results from 2010 infill drilling. During the third quarter, a resource update was internally reported and is reflected in the Global Reserves and Resources table at 4D, above.  Further, Bogomin decided to split the overall Ho Ray-Thac Trang mine development into two stages. The first stage was to focus on a 2M tonne block containing most of the Ho Ray oxide resources with the second stage including the balance of the resource. For 2011, 1,426.30  meters were drilled in 21 holes. The geological model was updated and financial modeling was conducted at various production scenarios. Mine planning, evaluation of process options and compilation of an environmental impact assessment report commenced. The Ho Ray Reserve Criteria Proposal report was submitted to the CMRE on December 27, 2011.

Work for transitional six-month fiscal year ended June 30, 2012: At Ho Gan-South Underground, the Company determined that the ore zone plunges southerly into steeply rising terrain, beyond open-pit stripping limits, but because exploration drilling within this area has to date been sparse, no JORC/NI 43-101 resources were established.

An integrated surface and underground exploration program was proposed between Ho Gan South and the Nui Kem ore-body.

At Nui Kem, underground exploration and production from the recently discovered Nui Kem upper vein continues. Although both upper and main veins pinch and swell, mineable grades over widths of up to several meters continue to be encountered on both east and west headings. Exploration of the 3 km long Nui Kem stacked vein system however is currently at an early stage and additional unexplored potential lies in at least three other stacked veins above the two that have been mined to date. Specification of an integrated surface and underground exploration program is accordingly in progress to supersede the 1993 CRM estimate and generate current JORC/NI 43-101 resources and reserves. As noted above, this program will also cover the Ho Gan-South ore body.

Exploration at Bong Mieu East has been subdivided into two sequential stages. The first encompasses the Ho Ray resource block in respect of which a resource report received CMRE approval in April. This will form the basis of a mining license application in the 2nd half of 2012. The second stage provides for incremental pit expansion to include the balance of Ho Ray, plus Thac Trang. The Company also provided assistance for a three-year research project entitled “Ore Deposits of SE Asia” and participation in the project is ongoing. The project is run by the University of Tasmania (“UTAS”) Centre of Excellence in Ore Deposit (CODES) in which mineral industry sponsors help to fund the research. The Company will derive the benefit of research results that are normally beyond the reach of an individual exploration company.

Work plan proposed for fiscal year ending June 30, 2013: At Nui Kem, the Company intends to conduct underground mapping and sampling and the contracting of an underground drill rig is proposed for underground exploration and to guide new development headings on both main and upper veins. At Ho Ray-Thac Trang deposit, further resource studies will be conducted for input into feasibility and environmental impact assessment studies for the proposed new open-pit development. A new mining license application is expected to be lodged in respect of the Ho Ray resource block, while conceptual mine planning, feasibility and environmental studies will be conducted in respect of the rest of the Ho Ray-Thac Trang deposit area. Work in support of an application for extension to the term of the Bong Mieu Investment Certificate will also be carried out.

Main mineral occurrences on Bong Mieu Property

The majority of gold deposits and prospects on the property lie within the core and on both limbs of the Bong Mieu anticline.  Mineralization at all locations, except that at Ho Ray, occurs within shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist and/or sulphide bearing schist.  The Ho Ray mineralization occurs within calc-silicate lithologies and underlying quartzite, biotite schist and gneiss.  The mineralization has an apparent stratabound distribution.  The most significant mineral occurrences on the property are Ho Gan, Ho Ray and Nui Kem.

Ho Gan (Bong Mieu Central)

Gold mineralization is located within several closely stacked shallow dipping shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist, and/or sulphide bearing schist (occasionally oxidized and carrying limonite/goethite).  Some shears have demonstrated lateral extent to some 2 kilometres.  The most common sulphide is pyrite.  Galena and arsenopyrite also occur. Much of the deposit outcrops and extends to shallow depth beneath the surface; varying in thickness up to 11.60 m

Ho Ray and Thac Trang (Bong Mieu East)

The Ho Ray-Thac Trang gold deposit comprises sulphidic quartz vein and calc-silicate (skarn) mineralization.  The skarn gold is associated with significant tungsten (scheelite) mineralization and subordinate molybdenite and fluorite mineralization. The tungsten is potentially economically recoverable, but the molybdenite and fluorite mineralization is probably subeconomic. The mineralization outcrops and strikes along the northern limb of the Bong Mieu Anticline, dipping shallowly to the northeast.

Nui Kem (Bong Mieu Underground)

Gold mineralization is hosted by a stacked series of quartz+sulphide veins that occupy thrust fault within quartz+feldspar+biotite schist and gneiss country rocks that strike NE-SW along the southern limb of the Bong Mieu Anticline; dipping shallowly to the SE.  The common sulphide minerals are pyrite, galena, sphalerite and lesser pyrrhotite. The veins vary in thickness up to 2.2 metres and average bout 1.0 metre. The Nui Kem main vien has been exploited over a strike length of some 2.5 kilometres and down dip for at least 350 metres.

The Bong Mieu property hosts five other gold occurrences that warrant additional exploration to determine economic viability.

Resource and Reserve Estimates for Bong Mieu Property

Refer to the Global Reserves and Resources table at 4D for detail of mineral resource and ore reserves for the Bong Mieu Gold Property

Bau Gold Property, East Malaysia

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. In operation since 1864, this goldfield has estimated total historic gold production of approximately 3-4 million oz of gold of which approximately two million oz of gold production has been recorded. Regional analogy with goldfields across the border in Kalimantan suggests significantly greater remaining potential.

Following the amalgamation with Zedex in January 2010, the Company acquired a 50.05% controlling interest in and became the operator of the Bau Gold Project as part of a joint venture agreement with a local Malaysian company. On September 30, 2010 (as amended May 20, 2011 and further amended January 20, 2012) the Company entered into an agreement to acquire a further 43.50% interest in NBG by January 2014.  The settlement is to be paid in several tranches as set out below and will bring the Company’s effective interest to 93.55%. As a result, the Joint Venture agreement was revised to deal with a number of operational and governance matters.

These transactions can be summarized as follows:

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company's Effective Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/30/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	1/21/2014	14,250	93.55%

			108,750	93.55%

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
All ministerial, governmental and other regulatory approvals to ensure that the mining licences and certificates referred to at a) above are valid and effective in all respects in accordance with applicable laws and regulations

If the condition precedent to tranche 3c is not met, tranches 3c, 4a and 4b settle without any further consideration payable by Olympus. In addition, on completion of Tranche 3c the right of the vendor to appoint a director to the board of NBG ceases. There are no conditions specific to the settlement of tranche 4a or tranche 4b.

Bau Gold Property Description and Location

The Bau Gold project area is centered on the township of Bau, about 35 kilometres WSW from the port city of Kuching. Kuching is the state capital (population in excess of 650,000) and has an international airport and two deep water ports.  The project area is serviced by a network of sealed roads.

JUGAN
North
TAI PARIT
SAY SENG
ARONG BAKI
SIRENGGOK
BEKAJANG
TAI TON
JUALA WEST
PEJIRU
2 km

Figure 1: Bau Gold Property

Bau Gold Property Accessibility, Climate, Local Resources, and Infrastructure

The area is of tropical climate with annual rainfall in the order of four metres up to six metres. The highest rainfall months are between December and January, but with significant rainfall events possible all year round.

The morphology of the Bau area is striking. Tropical karst limestone blocks rise up to 350 m above peripheral lowland plain of 10 m to 20 m elevation.

Much of the area is covered by milled modified tropical rain forests, with sporadic Kampong style residential developments.

The Bau Project features excellent infrastructure, comprising regular and reliable international air services to Kuching from Kuala Lumpur, Singapore, Hong Kong and Indonesia. There are two ports with good dock and storage facilities and main sealed trunk roads from Kuching for delivery of supplies, heavy plant and equipment to the site. There is excellent labor and engineering support services. Accessibility is easy with the exploration base being less than 20 minutes’ drive to the extremities of the project area. Roads within the project area connect all of the important deposits. The area is serviced with power, water and communications.

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

Tectonic breccia hosted gold deposits: As evidenced by the Tai Parit mine, which closed in 1996, these structurally-controlled deposits are of elevated grade (> 9g/t Au) and of relatively low-refractory metallurgical character.

Epithermal quartz-carbonate vein deposits: Key exposures of low-sulphidation epithermal mineralization systems that lie within previously unexplored parts of the goldfield.

History of Exploration on Bau Gold Property

Historically, Bau Goldfield is considered one of the more important goldfields in Southeast Asia. Operating since 1864, this goldfield has recorded approximately two million oz of gold production. The total historic goldfield production is estimated to be approximately 3-4 million oz of gold. During the early gold rush era (1850s to 1890s), more than 50 mines scattered over an area of approx. 250 km2 were operated by Chinese miners not only mining gold, but also antimony, mercury and native arsenic. The Borneo Company Ltd. introduced one of the world’s first commercial cyanide process in 1898 and successfully operated this until it ceased operations in 1921, by which time it had produced 983,225 ounces of gold, including 438,000 oz from the Tai Parit Mine. From 1921 to the early 1980s, many small mines were operated by local Chinese mining syndicates (“Kongsi”) until the early 1980s when Bukit Young Goldmines SDN BHD (“BYG”) initially started re-treating tailings and later resumed open-pit mining, most notably at the Taiton, Bukit Young and Tai Parit Mines, producing close to a further 1 million oz of gold.

The Taiton and Bukit Young mine sites currently remain part of the property comprising the Bau joint venture, but the Tai Parit open-pit has since been flooded and returned to the local government as a scenic reserve. The remains of several process plants (including a CIP plant) remain on-site in various stages of dilapidation. An engineering evaluation is required to determine what may be salvageable for future use.

Exploration to date has evaluated: (a) jasperoid mineralization in the Bekajang Sector, (b) epithermal veining, crackle breccia and skarn mineralization in the Juala West Sector, (c) quartz-calcite veining in the Taiton Sector, (d) carbonate replacement mineralization in the Say Seng Sector, (e) fault breccia mineralization in Bekajang Sector and porphyry-gold mineralization in the Sirenggok Sector. Gold resources in the Pejiru, Jugan, Taiton, Say Seng and Sirenggok Sectors, plus the Bukit Young Tailings and adjacent structures have been block-modelled and estimated to JORC/NI43-101 status. Only minor work has to date been conducted on the regional tenements.

2010 Work

Resource drilling focused largely on the Taiton A Zone (Taiton Sector) and Tabai Zone (Taiton Sector). During the second half of 2010, exploration drilling of new geological and geophysical targets commenced. A separate resource drilling programme, aimed at upgrading the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization also commenced around the same time.

During the year ended December 31, 2010, NBG spent $40,848 on property, plant and equipment acquisitions and $2,551,343 on other capital expenditures.

Upgraded sample processing facilities and an on-site assay laboratory were put into place enabling processing times for samples of 48 to 72 hours.

2011 Work

Geological mapping and geophysical modeling continued as did the drilling program that was commenced during the second half of 2010.

The focus of the drilling programme was the completion of the Taiton Sector drilling, drilling the Bukit Young Pit Zone (Bekajang Sector) and Jugan Hill (Jugan Sector), the immediate focus for upgrading resources and the feasibility study. Additional exploration drilling was undertaken to follow up on geological and geophysical targets in these areas as well.

In addition to drilling at Jugan Hill, the Company also completed 673 meters of trenching in 7 trenches, which confirmed a higher grade zone at south-western end, north-eastern end and locally extended the mineralization boundary. In addition, two metallurgical drill holes were completed and >400kg of sample was sent to SGS Lakefield in Perth for metallurgical test-work. A deep NE trending, steeply NW dipping (fault-bounded) structure has been interpreted as the main mineralization control (feeder structure).

The total drilling programme culminated in an updated resource estimate that was announced during March 2012. The update indicated an approximate 23% gold resource increase at Bau to 913,500 oz Au in the measured and indicated categories and 2,107,000 oz Au in the inferred category. Included in the resource estimate is an upgrade of 349,600 oz of resources from inferred to measured and indicated resource categories. This increase and upgrade derive from the drilling of 19,817 meters in 122 holes during 2011.

During the third quarter of 2011, the Company moved the Bau project into feasibility phase with the objective of achieving a favorable development decision targeting stage one production of at least 100,000 oz of gold per annum by 2015. Exploration, mining feasibility, and environmental studies were planned to further expand the resource base, determine the best development route and examine the issues involved in developing multiple deposits in an optimal manner. Key development objectives include upgrade of the resource categories for a mining feasibility study. Key exploration objectives are to geologically, geophysically and geochemically define new targets for drilling in order of assessed priority.

During the year ended December 31, 2011, NBG spent $80,858 on property, plant and equipment acquisitions and $5,537,081 on other capital expenditures.

Work for the six-month transition year ended June 30, 2012

The Bau feasibility study is ongoing, initially focussed on the Jugan deposit, which is the first of several Bau Central deposits listed for development. A feasibility study of resources within the Bekajang Sector is also in progress for planned development. Other sectors spread along the 17 km long Bau Central gold trend and are at varying stages of exploration and feasibility assessment. Ongoing drilling and related exploration activities during 2012 are expected to continue to expand and upgrade these for subsequent mining feasibility assessment. A further resource update is scheduled for the fourth quarter of 2012.

Activity during the 2012 financial year ended June 30, 2012 focused on Jugan Hill in connection with the feasibility study. 8,812 meters of resource drilling in 33 holes were completed as well as 502.8 meters of metallurgical drilling in 6 holes. Ongoing resource (in-fill and step-out) drilling is continuing to broaden the Jugan deposit boundaries and upgrade the resource categories.

The Jugan/Carlin comparison continues to be considered valid (similar host rock geological setting, mineralization age and pathfinder geochemistry) (eg: Arsenic, Mercury, Barium, Tungsten, Thallium).

A definitive C-horizon soil geochemical survey is now in progress. This comprises a close-spaced (25 meters) grid survey over the Jugan Hill deposit and immediate surrounds, coupled with extensive (sector-wide) peripheral C-horizon ridge and spur sampling at 50 meter sample interval. Comprehensive ICP multi-element assay (26 elements) and HyChip sampling will be conducted over both phases.

Contract preparation and contractor selection for an IP survey at Jugan Hill is now in final stages. Final survey geometry will be specified after receipt of the geochemical survey results. Since preparatory line cutting, etc will likely entail about two months, the IP survey will not be ready to commence before October 2012.

Evaluation work also continued at Pejiru where preliminary remote sensing analysis identified prospective target areas, which require further field work prior to drill target specification. Any such further work will entail prior discussions with local Kampongs, local government officials and community leaders and negotiation of access agreements with landowners.

During the six-month period ended June 30, 2012, NBG spent $60,846 on property, plant and equipment acquisitions and $3,137,451 on other capital expenditures.

Work Plan for fiscal year ending June 30, 2013

During the 12 months ending June 30, 2013, a further 4,000 meters of exploration drilling (in 13 holes) has been planned. Work on the feasibility study will continue with the study expected to be completed during the 2013 calendar year.

Bau Gold Property Main Mineral Occurrences

The Bau resource comprises multiple deposits, all which remain open with potential for further expansion through continuing exploration. The deposits comprise several different mineralization styles.

Jugan Hill

This is a near-surface (open-pitable) gold deposit located at the north-eastern end of the Bau Central gold trend. It comprises sediment-hosted, disseminated (Carlin style) mineralization. It is hosted within a thick shale/sandstone sedimentary sequence, which is transected by deep faulting and intruded by dacite porphyry stocks, dykes and sills. The current published resource based on a historic and current dataset, has been estimated (at 0.5 g/t Au lowercut) to contain a NI 43-101/JORC Measured Resource of 158,500 oz Au (3,425,000 tonnes @ 1.44g/t Au), an Indicated Resource of 500,600 oz Au (10,259,000 tonnes @ 1.52g/t Au) and an Inferred Resource of 16,300 oz AU (507,000 tonnes @ 1.0 g/t Au).  Jugan exploration and resource drilling is ongoing and mining feasibility studies are concurrently in progress.

Bekajang

This is an area of intense historic mining where residual near-surface auriferous quartz-carbonate-sulphides, associated with tectonic and hydrothermal breccias and vein-stock-work mineralization zones are developed principally within fault jogs and at major fault intersections. To the immediate west, a separate zone of disseminated (porphyry-gold) style mineralization is now being drilled within an adjacent intrusive stock of dacitic composition. Currently defined resources (at 0.5 g/t Au lowercut) comprise 120,400 oz (1,857,000) tonnes @ 2.02 g/t Au) in the Indicated Resource category and 10.64 million tonnes @ 1.53 g/t Au, containing 524,100 oz in the Inferred Resource category. Exploration is ongoing and mining feasibility studies are concurrently in progress. All of the currently defined mineralization zones presently remain open-ended, both laterally and at depth.

Sirenggok

This exploration prospect comprises an outcropping porphyry gold deposit with associated gold skarn and quartz-sulphide vein mineralization. Current resources (at 0.5g/t lowercut) are 8.35 million tonnes @ 1.14 g/t Au, containing 307,000 oz gold  in the Inferred category. This deposit currently remains under-explored, with several known open-ended strike and depth extensions and prospective fault-coincident geophysical and geophysical anomalies yet to be drilled.

Taiton

This exploration prospect comprises more than 5 strike-kilometers of quartz-carbonate vein and vein breccia deposits that have to date been only partially delineated by drilling. Current resources (at lowercuts of 0.5g/t Au for shallow open-pitable zones and 2.0 g/t Au for deeper underground zones) being: 1.52 million tonnes @ 2.75 g/t Au containing 134,000 oz gold  in the Indicated Resource category and 3.42 million tonnes @ 1.75 g/t Au containing 192,000 oz gold in the Inferred Resource category. These deposits remain under-explored with numerous open-ended depth extensions and a further 3 strike-kilometers of the total of 5 strike-kilometres of veining yet to be drilled. A number of mineralized intrusive dykes also remain to be further explored.

Juala

This exploration prospect comprises a large intrusive body that locally carries disseminated Cu-Mo-Au mineralization and is also associated with gold skarn and epithermal vein mineralization. Drilling in this area is as yet insufficiently advanced to allow estimation of resources. Further exploration is planned in due course.

Pejiru

This exploration prospect comprises an extensive area of limestone-hosted mineralized collapse breccias and associated cavity fill mineralization along limestone-shale contacts. Current resources (at a lowercut of 0.5g/t Au) comprise: 25.80 million tonnes @ 1.20 g/t Au containing 997,800 oz gold in the Inferred Resource category. These deposits remain under-explored with numerous open-ended strike and depth extensions and a number of prospective geophysical anomalies yet to be drilled.

Say Seng

This exploration prospect comprises sediment-hosted, disseminated (Carlin style) mineralization, as well as fault-hosted breccia mineralization associated with limestone-shale contacts and cavity fill mineralization where faults transect limestone blocks. Current resources (at a lowercut of 0.5g/t Au) comprise 1.35 million tonnes @ 1.63 g/t Au containing 70,900 oz gold  in the Inferred Resource category. These deposits remain under-explored with open-ended strike and depth extensions yet to be drilled.

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

A further resource update is expected to be announced in the fourth quarter of 2012.

There is no known commercially minable mineral deposit on the property.

Capcapo Gold Property, The Philippines

The Capcapo Gold Property is located north of the prolific Baguio-Mankayan Gold District in the Northern Philippines.  The project area has all the similar epithermal–porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored.

On September 30, 2011, the Company entered into the Capcapo Joint Venture Agreement with AMIC, Jabel Corporation, KMC, and PhilEarth. Pursuant to the Capcapo Joint Venture Agreement, the Company and Philearth (collectively referred to as the “Olympus Consortium”) is entitled to earn a 60% interest in the Capcapo Gold Property. AMIC, one of the Company’s joint venture partners on the Capcapo Gold Property, has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a local partnership in the Philippines.

The Capcapo Gold Property consists of MPSA 144, which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which is the subject of a renewal Exploration Permit Application (“EXPA”) filed by Jabel Corporation.

The Capcapo Joint Venture Agreement replaced a Memorandum of Agreement and Supplement to Memorandum of Agreement dated November 23, 2006 among the Company, AMIC and Jabel.

Pursuant to the joint venture agreement, the parties will form a joint venture corporation to be named Abrakadabra Goldfields Corp. (“Abrakadabra”) that will develop, manage and conduct mining operations on the Capcapo Property. Pending incorporation of Abrakadabra and until completion of the third stage of expenditure described below, KMC was appointed as independent contractor of Abrakadabra to conduct exploration and related activities on the Property.

Abrakadabra and Jabel will become co-contractors to MPSA 144. Although Jabel’s name will remain a co-contractor on MPSA 144, Jabel’s only economic interest in the property will be a royalty equal to either 3% of gross value of production or 6% of annual profit of Abrakadabra, whichever is higher.  Aside from the royalty, all of the Capcapo Property’s proceeds shall flow through Abrakadabra in proportion to the shareholdings in Abrakadabra at the time.

Upon full exercise of the option through expenditure of US$7 million, Abrakadabra will be 40% owned by KMC, 20% owned by Philearth and 40% owned by AMIC. KMC’s 40% interest and Philearth’s 20% interest represent the Olympus Consortium’s 60% interest in the property.   Under Philippine law, foreign-owned entities can only hold up to 40% of a MPSA. The Olympus Consortium’s interest is to be earned over three stages as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of the Stage
Stage 1	US$1,000,000	US$400,000
Stage 2	US$2,000,000	US$400,000
Stage 3	US$4,000,000	N/A

Furthermore, the Company paid to AMIC US$300,000 upon the signing of the joint venture agreement and is required to pay a further US$400,000 upon gaining unencumbered access to the property.

The Company also is obligated to make milestone payments each time a specified milestone is achieved in respect of the property. A specified milestone occurs at the earlier of also defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has already been achieved. The milestone payment to AMIC consists of a payment of US$2,000,000 and the issuance of 2,000,000 common shares of the Company or common shares having a market value of US$5,000,000, whichever is of lesser value.

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

Capcapo Property Description and Location

The Capcapo Property is located in Abra Province approximately 85 kilometers north of the Baguio – Mankayan gold district which is estimated to have past production & current reserves/resources in excess of 60 million ounces of gold.

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

Total cumulative spending on this project as at December 31, 2008 was $865,779 which was capitalized to deferred exploration.  At December 31, 2008 the full $865,779 of capitalized deferred exploration expenditure had been written off.  Management considered this to be a prudent measure given the delays in formalizing the joint venture agreement and the economic uncertainty of world markets at that time.

With the signing of the Capcapo Joint Venture Agreement on September 30, 2011, the Company is seeking to recommence exploration activity. To that end, the Company engaged a community relations consultant to undertake a social preparations program at the site in order to facilitate land access. Once the Company gains unencumbered access to the property, which is expected to occur before the calendar year end, the Company expects to commence an active drilling programme. At that point, spending will be capitalized pursuant to the Company’s accounting policies.

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

The project area broadly encompasses about 100 km2 on the eastern side of the Song Con River Valley. The area is characterized as low to moderately mountainous, transitional between a mountainous region in the west (maximum 975m ASL), reducing to the fertile agricultural plains in the east (minimum 275m). A proportion of the project area (500-700m ASL) is characterised as rugged terrain with locally steep slopes (>250). At lower elevations, the slopes are generally of 10-15o. Narrow alluvial plains and terraces extend along the Song Con Valley floor.

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

Tien Thuan Property Geology

Central to the project area, a sparsely outcropping mineralized granitoid intrusive (quartz monzonite porphyry) of probable Early Tertiary age has been partially delineated beneath shallow alluvium in a pronounced circular depression of some 4 km diameter. Rhyolites and felsites appear to dominate much of the peripheral terrain. Gold mineralization is intimately associated with quartz veins, which are locally associated with rhyolite dykes. Individual quartz veins locally exceed 20m in width and 2km of strike. A major N-S trending structural corridor (featuring multiple quartz vein, stock-work and breccia bodies, associated with intensive zones of silicification and hydrothermal alteration) has been mapped more or less continuously along 12 km of strike (roughly tangential to the circular depression).

To the Southeast and East of the central granitoid outcrops, the country rocks mostly comprise fractured rhyolites and felsites, which appear to be re-crystallized and cut by numerous irregular quartz stringers. Although gross geological relationships have yet to be interpreted, it is presently conjectured that these exposures may represent a younger granitoid intrusive body (of perhaps batholithic extent) partially exposed beneath older rhyolites forming the batholith roof.

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

Following formation of BNG as the joint venture company and the Provincial Government approval of the work programme, BNG commenced exploration in December 2007 with 1:5,000 scale geological mapping and 100m x 50m grid rock and soil geochemical surveys of the tenement area.

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

The above detailed field work has revealed extensive outcropping geological features that are broadly consistent with those of economically productive goldfields.

Reconnaissance mapping around the Tien Thuan periphery has also highlighted additional base-metal potential, particularly molybdenum.

During 2009, further geological mapping and the soil survey grid was infilled and extended.

An access road to the summit of Nui Bac Ma and a field base (core shed) were constructed. Further geological reconnaissances were made to the North of Vinh Binh and to Hon Lap and Hon Bong. These revealed both gold and molybdenum potential warranting follow-up exploration. Application was therefore made for a northerly extension of the Tien Thuan Investment Certificate which was granted during the fourth quarter of 2010.

During 2010, the Company conducted drilling in Area One, Bac Ma sector. An aggregated length of 1,212m was drilled in nineteen holes during 2010, specifically at Bac Ma sector (897m in 14 holes), Tien Long (258m in 4 holes) and Vinh Binh (57m in 1 hole). Full assay results were received during the fourth quarter. Results to date indicate that Bac Ma sector mineralization comprises Au-Ag-Cu-Pb-Zn with shear, vein and broad alteration zones within a granite-felsite intrusive complex. These alteration zones contain local quartz stockworks and sheeted veining and vary up to tens of meters in thickness. However, gold grades above 1g/t are primarily confined to the quartz veins. In general, no near-surface potential has yet been found at Bac Ma.

No exploration work was conducted on the Tien Thuan Gold Project in 2011 or 2012 to date as the Company focussed its resources on its other projects.

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

Other Areas

Reconnaissance of other gold and base metal targets peripheral to the above areas also recorded positive indicators. These include a 1,100m x 300m open-ended (>20ppm) Molybdenum-in-soil anomaly coincident with the Tien Long dacitic intrusive and a large tungsten-molybdenum intrusive granite porphyry (peak value 1,400 ppm Mo) within an adjacent valley to the north.

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

GR Enmore Gold Project, New South Wales, Australia

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in an exploration licence (EL 7836) covering 290km2 and is earning an 80 percent interest in two exploration licences covering 35 km2 (EL 4619 and EL 4702). The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

During the fourth quarter of 2011, renewal exploration license applications were filed in respect of the various exploration licenses. EL 7836 was granted effective September 13, 2011 in replacement of two exploration licenses held by Zedex prior to the amalgamation with the Company. The renewal of EL4619 and EL4702 were granted on June 22, 2012.

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

GR Enmore Property Description and Location

The Enmore Gold Project is located within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia.

370000 mE
375000 mE
380000 mE
385000 mE
6625000 mN
6620000 mN
6615000 mN
6610000 mN
6605000 mN
6600000 mN
6595000 mN
6590000 mN
6585000 mN
Armidale
Hillgrove
Gold Mine
EL 6502
EL 6502
ML 110
(exclusion)
EL 4702
EL 4702
EL 4619
Mt Bora
Sunnyside
EL 6519
0
2.5
5
Enmore
Project
0
1,000

Figure 1: GR Enmore Gold Property

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

History of Exploration on Enmore Gold Project Property

Drilling and subsequent trenching over the Bora, Sunnyside and Sheba prospects has confirmed the potential for limited scale economic mineralisation. Of the three prospects, Bora and Sunnyside appear to have the most upside potential, other prospects including Red Hill, Golden Gully and Stony Hill have generated some interesting results but there appears to be limited structural focus which is critical for shoot style lode development in this area. Very extensive trenching right through the Sunnyside stockwork zone was conducted to confirm the full strike and width of this mineralisation, the results confirmed additional drilling is required to close off the full strike extent of the mineralisation, however, this is unlikely add any significant additional ounces to the resource.

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

As a result of renewal of certain exploration licenses, detailed geological mapping and sampling will be conducted over target areas (particularly around the old Sherwood Mine). A detailed in-fill soil geochemical and HYCHIP survey is planned to refine anomalies and delineate drill targets along the Bora, Sheba, Sunnyside and Tabben faults. The existing soil survey grid will be extended into the Lone Hand mine area. Subject to results, a scout drilling program will be designed for subsequent work.

A small exploration program has been scheduled for the quarter ended September 2012. This will involve landowner negotiations and field base refurbishment, Quickbird image analysis and a small airborne magnetic survey.

GR Enmore Property Resource and Reserve Estimates

There is no known commercially minable mineral deposit on the property.

ITEM 4A:                      UNRESOLVED STAFF COMMENTS

Disclosure under this item is not required for the Company as it is not an accelerated filer, a large accelerated filer, nor a well-known seasoned issuer.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations of the Company for the transition financial year ended June 30, 2012 and the fiscal years ended December 31, 2011, 2010, 2009 and 2008 and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Transition Report on Form 20-F. Unless indicated otherwise, all references herein are to U.S. dollars.

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the transition fiscal year ended June 30, 2012 and the fiscal years ended December 31, 2011 and 2010. Prior to the adoption by the Company of IFRS, for a description of the material differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements, please see Note 19 to the audited financial statements for the years ended December 31 2010, 2009 and 2008 which are included in Item 19 of the Company's 2010 20-F Annual Report dated June 7, 2011. This reconciliation is not required for financial statements prepared under IFRS.  In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Transition Report on Form 20-F.

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

The Ho Gan plant at the Bong Mieu Gold Property has been commissioned and commercial production started in the fourth quarter of2006.  The Company poured its first 3.6 kg doré bar on February 15, 2006. On October 9, 2007, the Company reported increases to the mineral resource estimates at the Bong Mieu Gold Property as outlined in a Technical Report prepared by TMC/SA.    The full text of the report is available on the Sedar website (www.sedar.com).

At the Company’s Phuoc Son Gold Property, on January 25, 2006, the Company secured a mining license (renewed in 2012) in respect of the Bai Dat and Bai Go deposits (collectively the “Dak Sa Underground”).  The property includes the higher grade Dak Sa Underground Project which has proven and probable reserves and its Bai Dat mine was put into commercial production in the fourth quarter of 2009.  The Company commenced development of a new processing plant in 2010 and it was put into commercial production on July 1, 2011.

5A. Operating Results

Bong Mieu Gold Property

In 2006, Olympus completed the construction of its gold processing plant at Bong Mieu Central where the first 3.65 kilogram gold dore bar was poured on February 15, 2006. The plant was built on budget at $4.5 million but the start-up was slightly delayed due to the typical annual heavy rain falls from May to October. The plant has a throughput capacity of approximately 500 tonnes per day (“tpd”).Based upon an evaluation of the operating results of the Bong Mieu Central (Ho Gan) plant since the commencement of commercial production, management determined during the fourth quarter of 2006 that the carrying amount of the long-lived assets related to the Bong Mieu Central (Ho Gan) mine was not fully recoverable.  Consequently, an impairment charge of CAD$4,280,000 was taken on the Bong Mieu Central (Ho Gan) deferred exploration and development cost in the fourth quarter of 2006.

Effective April 2012, the Ho Gan open pit was mined out and mining operations ceased. Further, in August 2012 management determined that Ho Gan underground operations were no longer profitable as the grade had dropped to approx 2 g/t Au and operating costs rendered continued production unprofitable.  The mine was closed effective August 16, 2012 and was flooded and secured to allow future access if economic circumstances change.  Equipment has been deployed to other sites within the group and staffing reassigned.

Higher than expected costs at Nui Kem, that are now forecast to continue, prompted management to asses indicators of impairment releated to the project and its associated assets. Management used a discounted cash flow model to calculate the recoverable amount. This resulted in an impairment charge of $11,534,569 to the Nui Kem project and its associated assets, allocated $2,468,000 to property, plant and equipment, and $9,066,659 to deterred development expenditure.

Phuoc Son Gold Property

On January 25, 2006, the Company received approval of its Mining Licence and on January 10, 2008, the Company received the exploration license that replaced the expired license for the Dak Sa Underground deposits located on the Phuoc Son property. On March 26, 2008 the Company received a positive independent “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam” (the “Technical Report) authored by independent mining and geological consultants. The full text of the report is available on Sedar website (www.sedar.com).The Company commenced development of the project with a mix of self-funding through toll treatment of ore at the Bong Mieu plant and external financing.   The Bai Dat mine was put into commercial production in the fourth quarter of 2009.

The Company commenced development of a new processing plant in 2010. In 2011, Olympus completed the construction of the plant, where the first 11.1 kilogram gold dore bar was poured on June 22, 2011.   The new plant, which was put into commercial production on July 1, 2011, has a throughput capacity of up to 1,000 tpd. The principal capital expenditures relating to the new Phuoc Son plant include infrastructure, machinery and equipment and buildings, which total $27 million.

Statistical Results from the Combined Projects:

Six months ended June 30, 2012	Bong Mieu	Phuoc Son	Total
Gold sales (US$) (1)	9,505,983	25,046,282	34,552,265
Cost of sales (US$) (2)	7,995,494	7,468,668	15,464,162
Amortisation (US$) (2)	3,734,675	8,058,260	11,792,935
Royalties (US$)	305,316	3,959,557	4,264,873
Cash operating cost per ounce (US$)	1,403	497	747
Ounces sold (1)	5,698	15,013	20,711
Tonnes of ore milled	79,846	63,812	143,658
Grade (g/t Au)	3.19	7.47	5.06
Mill recoveries (percent)	74	93	87
Gold produced (ounces)	6,061	14,301	20,362
(1) Excludes 3,279 ounces from Bai Go, for which sales revenue has been capitalized to project development, as the project is still in development phase at June 30, 2102. Gold sale capitalization during the period ended June 30, 2012 totalled $5,368,535 from the Bai Go project
(2) Excludes Bai Go cost of sales and amortization for the period ended June 30, 2012, during which stage the project was still in development phase (sales and costs capitalized to project development)

Year ended December 31, 2011	Bong Mieu	Phuoc Son	Total
Gold sales (US$)	15,839,981	32,136,649	47,976,630
Cost of sales (US$)	11,806,471	9,100,413	20,906,884
Amortisation (US$)	3,785,709	9,391,203	13,176,912
Royalties (US$)	524,118	5,869,085	6,393,203
Toll treatment charged to Phuoc Son (US$)	(17,756)	17,756	-
Cash operating cost per ounce (US$)	1,202	469	715
Ounces sold	9,826	19,423	29,249
Tonnes of ore milled	148,753	87,528	236,281
Grade (g/t Au)	3.69	11.45	6.57
Mill recoveries (percent)	74	92	87
Gold produced (ounces)	13,142	29,726	42,868

Year ended December 31, 2010	Bong Mieu	Phuoc Son	Total
Gold sales (US$)	9,211,851	26,774,162	35,986,013
Cost of sales (US$)	3,920,171	9,203,413	13,123,584
Amortisation (US$)	4,999,430	4,110,876	9,110,306
Royalties (US$)	283,431	4,512,504	4,795,935
Toll treatment charged to Phuoc Son (US$)	(4,675,106)	4,675,106	-
Cash operating cost per ounce (US$)	531	422	450
Ounces sold	7,383	21,803	29,186
Tonnes of ore milled	63,663	75,116	138,779
Grade (g/t Au)	4.94	13.08	9.35
Mill recoveries (percent)	70	82	80
Gold produced (ounces)	7,035	26,199	33,234

Production as planned was lower in the first half of the 2012 calendar year.

Costs of mining and milling increased at each mine site with additional development undertaken and lower grades. In addtion, in the current period, the effects of a new environmental tax levied on tonnes mixed in Vietnam also had an impact on cash costs per ounce. At Bong Mien, the grade mined at Ho Gan Underground became sub-economic so that deposit was closed in mid-August 2012. It is expected that there will be a minimum average grade of 4 g/t Au at Bong Mieu and 6 g/t Au at Phuoc Son for the 2013 fiscal year. Management is of the view that there are operational changes that will reduce cash cost per ounce and this is a key focus for the management team.

During the transitional financial year ended June 30, 2012, a total of 20,711 ounces of gold were sold at an average price of $1,668 per ounce for proceeds of $34,552,265. Effective from July 2010 all silver is immediately sold to Argor-Heraeus SA (“Argor”) while gold is held on account for the Company and sold on the spot market using Auramet as agents for the transaction.  Argor continues to provide refining services to the company.  From January 1, 2011 the Vietnamese government imposed an export tax on unrefined gold exported, therefore the company is trialing refinery services in Vietnam which enables 99.99% gold to be shipped out of the country without incurring the export tax. The trialing process was completed in 2011, and the Company continues to use local refineries. No binding agreement has been put in place with the refineries in Vietnam. All gold and silver is shipped to Argor in Switzerland for final assessment.

Management’s Discussion and Analysis for the 6 months ended June 30, 2012 and 2011 (amounts in accordance with IFRS)

Results of Operation

	6 months ended June 30
US$	2012	2011	Change (%)	Comments on variances
Sales	34,552,265	6,749,680	412%
The Company sold 20,711 ounces of gold during the six months ended June 30, 2012 (at an average realized price of $1,668 per ounce, an increase of $300 per ounce on the average price in 2011). Sales increased due to higher sales volumes (15,776 additional ounces sold in the six months ended June 30, 2012) and higher average prices in 2012.

Cost of sales	15,464,162	4,786,574	223%	Increased in 2012 due to two plants now being operational and the increase in sales.
Amortization	11,922,054	1,742,435	584%	Increased in 2012 due to depreciation for new Phuoc Son plant and higher sales.
Corporate and administrative expenses	4,376,195	5,789,121	-24%	Decreased in 2012 largely due to reduced legal fees and management bonuses.
Stock-based compensation	1,462,071	616,227	137%	Increased due to changes in the stock price at the time of valuation in 2012 compared with 2011 and a change in director compensation package.
Interest and accretion on term loans	4,938,341	1,833,417	169%
Increased as a result of the new debt facilities entered into in May 2011. In the first 6 months of 2011, interest and accretion totaling $1,891,171 was capitalized in relation to the new Phuoc Son plant under construction at that time.

Derivatives-fair value revaluation	(4,619,530)	(6,986,110)	-34%	Fluctuates with market prices of underlying valuation factors such as the gold price, share price, volatility and risk-free rates.
Royalty expense	4,264,873	260,453	1537%
Increased due to higher sales volumes, especially of Phuoc Son gold which is subject to a Government royalty at 15% of the sales value of gold production (Bong Mieu is subject to royalties at a lower rate of 3% on the same basis).

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
Costs of sales increased due to increased sales in 2009.  The cost per ounce of gold produced was lower due to increased throughput and efficiency gains achieved by modifications to the Plant and Equipment during the year.

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

As at June 30, 2012, the cash and cash equivalents’ balance was $3,397,728 compared to $8,730,248 as at December 31, 2011 and $4,105,325 as at December 31, 2010.

 In May 2012, PSGC entered into a loan agreement with Vietcombank for a maximum borrowing of US$5,000,000, to be drawn down as required. The loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate is specified at the time of drawdown and may be adjusted every three months. The interest rate for drawdowns to June 30, 2012 is 5.5 percent per annum. The bank loan is secured over plant and equipment with a net carrying value of US$12,063,626

In the first quarter of 2011, the Company raised funds of US$5,498,220 net of costs, through newly issued equity. In the second quarter of 2011, the Company raised funds of US$28,732,255, net of costs, by the issue of convertible notes. In 2010 the company raised funds of US$15,841,667, net of costs, through newly issued equity. In March 2010, the Company obtained private placement funding of CAD$12,750,000 through issuance of convertible promissory notes. In June, 2010 the Company completed a private placement of Gold Delivery Notes, resulting in gross proceeds to the Company of US$21,960,000.

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

During the six months ended June 30, 2012, the Company spent $1,660,342 (2011: $10,108,738, 2010: $21,974,982) on acquisition of property, plant and equipment and $7,969,936 (2011: $16,051,004, 2010: $11,876,238) on other capital expenditures.

5C. Research and development, patents and licenses, etc.

For a description of the investment certificates, mining licenses, mining certificates, exploration licenses and other licenses held by the Company, please refer to Item 4D.

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

Production and sales trends are as follows:

5E.	2012 (6 months)	2011 (12 months)	2010 (12 months)
Ounces produced	20,362	42,868	33,234
Sales US$	34,552,265	47,976,630	35,986,013
Average sales price	1,668	1,640	1,233

5F. Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

5G. Tabular Disclosure of Contractual Obligations as at June 30, 2012

Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	872,782	872,782	-	-	-
Operating leases	985,865	818,211	61,937	61,937	43,780	-
Purchase obligations – supplies & services	2,805,010	2,754,215	50,795	-	-	-
Purchase obligations – capital	1,719,095	1,719,095	-	-	-	-
Asset retirement obligations	1,751,972	600,645	424,276	134,905	88,482	503,664
Total	8,134,724	6,764,948	537,008	196,842	132,262	503,664

In the normal course of business, the Company may be subject to various legal claims.  Provisions are recorded where claims are likely.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6A. Directors and Senior Management

At September 15, 2012 the Company’s directors and executive officers were as follows:

Name & Place of Residence	Title	Date of Birth	Date of First Election or Appointment	Term of Office of the Directors
David A. Seton (Hanoi, Vietnam)	Executive Chairman and Director	Dec. 13, 1955	Aug. 23, 1996	Expires at 3rd AGM following June 6, 2011 AGM
Kevin M. Tomlinson (Richmond, United Kingdom)	Deputy Chairman and Director	May 2, 1960	Jan. 17, 2012	Expires at 3rd AGM following May 29, 2012 AGM
Jon Morda (Ontario, Canada)	Director	Jan. 13, 1952	Aug. 16, 2005	Expires at 3rd AGM following May 11, 2010 AGM
Leslie Robinson (Wellington, New Zealand)	Director	Aug 31, 1960	Dec 17, 2009	Expires at 3rd AGM following May 11, 2010 AGM
John A.G. Seton (Auckland, New Zealand)	Chief Executive Officer	Jan. 10, 1963	July 7, 1999	n/a
S. Jane Bell (Auckland, New Zealand)	Chief Financial Officer	July 27, 1967	Dec. 17, 2009	n/a
Darin M. Lee (Phoenix, Arizona)	Chief Operating Officer	April 7, 1964	August 22, 2012	n/a
Peter Tiedemann (Auckland, New Zealand)	Chief Information Officer	Sept 18,1942	July 25, 2006	n/a
Charles Barclay (Suva, Fiji)	Chief Strategy Officer	Dec. 18, 1950	July 13, 2006	n/a
Paul Seton (Auckland, New Zealand)	Chief Commercial Officer	Oct 10, 1953	Dec. 17, 2009	n/a
James Hamilton (Orangeville, Canada)	VP – Investor Relations	Oct. 7, 1951	Nov. 16, 2005	n/a
Jeffrey D. Klam (Toronto, Canada)	General Counsel and Corporate Secretary	February 22, 1976	March 7, 2012	n/a

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

John A.G. Seton, Chief Executive Officer

John Setonhas over 20 years’experience in the resources industry, is a former President of Olympus Pacific Minerals, Inc., and has extensive business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council. He is a director of Manhattan Corporation Limited (ASX:MHC) and  has been a director and chairman of a number of companies listed on the Australian Securities Exchange and the New Zealand Stock Exchange.  John Seton holds a Bachelor of Law from Victoria University Wellington and a Master of Law (Honours) from the University of Auckland.  John Seton is the brother of David Seton and Paul Seton.

S. Jane Bell, Chief Financial Officer

Ms. Bell has a Bachelor of Commerce degree from LincolnUniversity. She obtained her CA designation with the NZ institute of Chartered Accountants in 1989. Ms. Bell spent eight years in compliance work with KPMG in New Zealand and the Cayman Islands, leaving as business services manager. Since then she has been involved in a management capacity with a number of organisations dealing with corporate finance, regulation and governance. Jane has in conjunction with her finance roles been the company secretary for several companies and has for over 15 years served on or reported to corporate boards.

Darin M. Lee, Chief Operating Officer

Darin Lee is an engineer with over 25 years’ experience in the industry, most recently from 2010 to 2012 as Operations Director of Minera Panama SA (controlled by Inmet Mining) where he was responsible for planning and mine development of the $6.2 billion Cobre Panama Copper project. Prior to that he spent 10 years with Freeport-McMoRan Copper & Gold, based in Indonesia as Vice President of Concentrating and a further 5 years as Vice President of Technical Services in Phoenix, AZ. He also worked for Echo Bay Minerals for 12 years finishing at the McCoy/Cove mine in Nevada as Operations Manager. Mr. Lee holds a Bachelor of Science; Mineral Process Engineering from the University of Alberta (1987).

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

Paul Seton, Chief Commercial Officer

Paul Seton has been involved in Vietnam related investment and resources since 1991. A former resident of Hanoi as executive director for NZ listed Iddison Group Vietnam Limited, Mr Seton has been responsible for negotiating a number of investment and exploration or mining licences in Vietnam. He holds or has held directorships in and has been Chairman of a number of Vietnam licensed joint venture enterprises.Paul Seton is the brother of David Seton and John Seton.

James Hamilton, Vice President – Investor Relations

James Hamilton has an Ontario Associate Diploma in Agriculture from the University of Guelph (1972). He has 30 years’ experience in sales and marketing and has held several senior sales positions throughout his career. Prior to joining the Company, he was Sales Manager for UAP Canada Inc.(Div. of ConAgra) where he led sales and marketing efforts for this agribusiness company. Mr. Hamilton spent several years in the Canadian potash industry and was the Canadian Sales Manager for the Potash Co. of America, Div. Rio Algom Ltd. from 1983 through 1993. Mr. Hamilton also served the Potash Corporation of Saskatchewan from 1978 to 1983 as their Eastern Canadian Sales Manager. James was active within the industry's association serving The Canadian Fertilizer Institute (CFI) as Chairman of the Transportation Committee and the CFI's Vice Chairman for one term.  Mr. Hamilton has served Olympus Pacific Minerals Inc. since November 2005.

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

The following summary compensation table sets out the compensation during the fiscal year ended June 30, 2012 and the two fiscal years ended December 31, 2011 and 2010 for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated officers of the Company measured by total compensation earned during the above fiscal periods. All amounts shown in the table below are denominated in Canadian dollars as the compensation paid to the below individuals was also denominated in Canadian dollars.

	Year(1)	Salary($)	Share- based awards ($)		Non-equity incentive plan compensation				Total Compen- sation ($)
				Option- based awards(2) ($)	Annual incentive plans	Long- term incentive plans ($)	Pension Value ($)	All Other Compen- sation ($)
David A. Seton(3) Executive Chairman	2012	160,000	N/A	700,920	0	N/A	N/A	N/A	860,920
	2011	320,000	N/A	315,000	213,333	N/A	N/A	N/A	848,333
	2010	258,000	N/A	270,662	64,500	N/A	N/A	N/A	593,162

John A G Seton(4) Chief Executive Officer	2012	152,500	N/A	400,488	0	N/A	N/A	N/A	552,988
	2011	274,083	N/A	260,100	173,412	N/A	N/A	N/A	707,595
	2010	80,000	N/A	638,005	16,667	N/A	N/A	N/A	734,005

S Jane Bell (5) Chief Financial Officer	2012	90,000	N/A	54,319	0	N/A	N/A	N/A	144,319
	2011	168,333	N/A	87,500	77,333	N/A	N/A	N/A	333,166
	2010	152,650	N/A	47,764	22,898	N/A	N/A	N/A	223,282

Paul Seton Chief Commercial Officer	2012	115,500	N/A	163,844	0	N/A	N/A	N/A	279,344
	2011	231,000	N/A	105,000	123,200	N/A	N/A	N/A	459,200
	2010	220,000	N/A	95,528	44,000	N/A	N/A	N/A	359,528

Charles Barclay(6) Chief Technical Officer	2012	110,000	N/A	80,622	0	N/A	N/A	N/A	190,622
	2011	220,000	N/A	100,000	117,333	N/A	N/A	N/A	437,333
	2010	188,125	N/A	63,685	37,625	N/A	N/A	N/A	289,435
NOTES:

(1)	Information presented for 2010 and 2011 years are for the financial years ended December 31. Information presented for 2012 is for the six month transition year ended June 30, 2012.
(2)	Figures represent value of options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.
(3)
Prior to August 16, 2011, David Seton served in the capacity of Chairman and Chief Executive Officer. Effective August 16, 2011, Mr. Seton resigned as Chief Executive Officer but continued to serve as Executive Chairman.

(4)	Prior to August 16, 2011, John Seton served in the capacity of Chief Financial Officer. Effective August 16, 2011, Mr. Seton was appointed Chief Executive Officer.
(5)	Prior to August 16, 2011, Jane Bell served in the capacity of Vice President, Finance. Effective August 16, 2011, Ms. Bell was appointed Chief Financial Officer.
(6)	Prior to September 1, 2011, Charles Barclay served in the capacity of Chief Operating Officer. Effective August 16, 2011, Mr. Barclay was appointed Chief Technical Officer.

Management Services Agreements

The Company has entered into a management services agreement or employment agreement (each a “Executive Agreement”), as the case may be, with each of its senior executive officers (each, an “Executive”) that provide for specific benefits in the event that executive’s employment is terminated voluntarily by the Executive upon notice to the Company or a material change in the Executive’s responsibilities or by the Company with cause or upon notice.  A summary of these benefits follows.

Termination

Pursuant to the Executive Agreements, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation or retirement or upon a change in the Executive’s responsibilities, as applicable.  An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on June 30, 2012, is set out in the table below and is more fully described in the section that follows:

	Triggering Event
Executive	Resignation or Retirement	Termination without Cause	Material Change in Responsibilities
David Seton	Nil	$975,000	$975,000(1)
John Seton	Nil	$975,000	$975,000(1)
S. Jane Bell	Nil	$300,000	$300,000(2)
Peter Tiedemann	Nil	Nil	Nil
Charles Barclay	Nil	$352,500	$352,5003)
Darin M. Lee	Nil	$182,500	$182,500(4)
Paul Seton	Nil	$612,500	$612,500(1)
James Hamilton	Nil	$175,000	$174,000(5)
Jeffrey D. Klam	Nil	$210,000	$210,000(5)

(1)	equivalent to 30 months’ salary
(2)	equivalent to 15 months’ salary
(3)	equivalent to 12 months’ salary
(4)	equivalent to 18 months’ salary
(5)	equivalent to 6 months’ salary

Termination by the Executive

The Executive may terminate his or herExecutive Agreement and the services being provided by it thereunder by giving the Company at least three (3) months prior written notice (the “Executive’s Termination Notice”), provided that the Company shall have the right to give written notice to the Executive that the Company is waiving the full notice period and is permitting the agreement and the services of the Executive to be terminated upon a date that is less than three months after the date of the Executive’s Termination Notice as determined by the Company (the “Company’s Termination Notice”) and further provided that all salaries or fees payableto the Executive or the Executive’s management company, and all other obligations of the Company to the Executive hereunder shall cease upon the date specified in the Executive’s Termination Notice or the Company’s Termination Notice, whichever is applicable provided that if the Company provides the Company’s Waiver of Notice, it will be obligated to pay fees up to and including the date specified in the Consultant’s Termination Notice at the rate of the Consultant’s annual fee or salary in effect at the time of the notice subject to a maximum of three (3) months payment.

The Executive shall be entitled to terminate his/her Executive Agreement immediately upon serving written notice to the Company in the event that:

1) a receiver or liquidator is appointed in respect of the Company; or

2) the Company fails to pay any moneys payable thereunder within fourteen (14) calendar days of the due date and shall further fail to pay such moneys within fourteen (14) calendar days of receiving written notice of such failure from the Executive.

The Executive may also terminate the Executive Agreementby giving the Company at least seven (7) days’ notice if without the written agreement of the Executive, the nature of the duties, requirements and arrangements of the Executive are substantially changed such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Executive for a publicly listed mining company and certain other enumerated circumstances, in which event the Company shall be obligated to provide the Executive with a payment which  shall be payable on the fifth calendar day following the date of the notice of termination (the “Employee’s Notice of Termination”) and shall consist of the following, subject to the Executive executing and delivering a full and final release in writing of the Company:

(i)	the Executive’s full fee through to the date of termination at the amount in effect at the time the Employee’s Notice of Termination was given and the amount of any allowable expenses reimbursable;

(ii)	in lieu of further fees for periods subsequent to the date of the Employee’s Notice of Termination, a payment as per the above table;

(iii)
an amount equal to the average of (i) the target bonus payable under the Company’s short-term incentive plan to the Executive for the current fiscal year, and (ii) the greater of the bonuses actually paid to the Executive in each of the previous two fiscal years; prorated over the number of months provided for in the above table; and

(iv)
in lieu of common shares of the Company issuable upon exercise of options, if any, previously granted to the Consultant under the Company's incentive programs and remaining unexercised at 5:00 p.m. (Toronto time) on the fourth calendar day following the date of termination, a cash amount equal to the aggregate difference between the exercise price of all options held by the Executive, whether or not then fully exercisable, and the average of the closing prices of the Company's common shares as reported on the Toronto Stock Exchange and Australian Securities Exchange for thirty (30) calendar days preceding the date of termination. The above payment is subject to the Executive’s right to waive such payment whereupon in accordance with the Company’s stock option plan, the Executive’s unvested options on shares of the Company shall immediately vest and all of the Executive's options on shares of the Company will expire within ninety (90) days of the Date of Termination.

The Executive Agreements with Dason Investments Limited providing for the services of David Seton as Executive Chairman and with Jura Trust Limited providing for the services of John Seton as Chief Executive Officer also provide each such executive with the right to terminate their agreement and receive the payment described above in the event that such executive is not included as a nominee of management of the Company as a Director at any meeting of shareholders of the Company at which Directors are to be elected if requested by the executive in writing at least ten days prior to the deadline for mailing the management proxy circular in respect of such meeting of shareholders of the Company or in the event such executive is not elected a director, if nominated

Termination by the Company

The Company may at any time terminate an ExecutiveAgreement and the engagement of the Executive without cause. In this event the Company shall be obligated to pay the Executive the amounts set out above. Such payment shall be payable on the fifth calendar day following the date of the notice of termination (the “Company’s Notice of Termination”) andshall consist of the following, subject to the Executive executing and delivering a full and final release in writing of the Company:

(i)	the Executive’s full fee through to the date of termination at the amount in effect at the time the Company’s Notice of Termination was given and the amount of any allowable expenses reimbursable;

(ii)	in lieu of further fees for periods subsequent to the date of the Company’s Notice of Termination, a payment as per the above table;

(iii)
an amount equal to the average of (i) the target bonus payable under the Company’s short-term incentive plan to the Executive for the current fiscal year, and (ii) the greater of the bonuses actually paid to the Executive in each of the previous two fiscal years; prorated over the number of months provided for in the above table; and

(iv)
the Executive’s options on shares of the Company shall remain in full force and effect for the earlier of the expiry date of such options or twelve (12) months following the Company’s Notice of Termination and the option agreements shall be deemed to have been amended, to the extent required, to the effect that any provision which would otherwise terminate such options as a result of the termination of the Executive’s services shall be null and void.

The Company may at any time terminate an Executive Agreement for any just cause that would in law permit the Company to, without notice, terminate the Executive, in which event the Executive shall not be entitled to the payments set forth above, but shall be entitled to receive the full amount of the Executive’s fees due through to the date of the notice of termination plus reimbursement of any allowable expenses.

General Termination Provisions

On an executive’s termination for any reason, the Executive agrees to deliver up to the Company all equipment, documents, financial statements, records, plans, drawings, papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in its possession or under its control.

The Executive shall not be required to mitigate the amount of any payment provided for under any paragraph of these termination provisions by seeking other engagement or otherwise nor shall the amount of any payment provided by the termination provisions be reduced by any other compensation earned by the Executive as a result of engagement by another client after the date of termination or otherwise.

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

3.           The maximum number of shares that may be reserved for option grants to any one individual insider in any 12 month period may not exceed 5% of the common shares issued and outstanding (on a non-diluted basis) on the date of grant.

4.           The maximum number of shares that may be reserved for issuance to insiders of the Company may not exceed 10% of the common shares issued and outstanding (on a non-diluted basis) on the date of grant.

5.           The maximum number of shares that may be issued to insiders, as a group, within a one year period may not exceed 10% of the common shares issued and outstanding (on a non-diluted basis) on the date of issuance.

6.           The maximum number of shares that may be issued to any non-employee directors, as a group, during any 12 month period shall not exceed 5% of the common shares issued and outstanding (on a non-diluted basis) on the date of grant.

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

During the transition year ended June 30, 2012, 14,737,960 options were issued and valued for accounting purposes throughout the year using the Black-Scholes calculation, at $2,465,107.  These options have various exercise prices of between CAD$0.26 and CAD$0.52.  The exercise price of these and most of the other outstanding options was determinedwith reference to the volume weighted average trading price of the common shares on the TSX and ASX for the 5 trading days immediately prior to the date of grant plus a small premium. All options issued during the transition year ended June 30, 2012 vest one year from the date of issuance.

6C. Board Practices

The directors are serving terms of three years.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee,each of whom is independent, are as follows: Jon Morda (Chairman), Leslie Robinson, and Kevin M. Tomlinson.

The Company’s Compensation Committee is comprised of three independent directors:Kevin M. Tomlinson (Chairman), Leslie Robinson and Jon Morda.

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

6D. Employees

	2010	2011	2012
Vietnam	1,258	1,594	1,848
Elsewhere Worldwide	26	24	37
Total	1,284	1,618	1,885

The Company also employs temporary employees. The average number of temporary employees as of September 15, 2012 was approximately 37, of which 32 were based in Vietnam and 5 based outside of Vietnam

The Company also engages external suppliers who provide their own employees to fulfill service and maintenance contracts at the project sites in Vietnam.

6E. Share Ownership

The following table shows the shareholdings of the Directors and Executive Officers of the Company as at September 15, 2012.

Title of Class	Name of Beneficial Owner	Common Shares Held	Options Vested or Vesting within 60 days	Beneficial Ownership	Percent of Class
Common	David A. Seton	5,590,133	4,945,155	10,535,288	2.78%
Common	John A. G. Seton	5,220,107	4,912,696	10,132,803	2.68%
Common	Jon Morda	52,088	1,628,720	1,680,808	0.44%
Common	Les Robinson	2,387,005	2,128,720	4,515,725	1.19%
Common	Kevin Tomlinson	Nil	1,250,000	1,250,000	0.33%
Common	S. Jane Bell	333,377	939,466	1,272,843	0.34%
Common	Charles Barclay	1,479,292	1,792,307	3,271,599	0.86%
Common	Darin Lee	Nil	Nil	Nil	Nil
Common	Paul Seton	130,530	2,076,240	2,206,770	0.58%
Common	Peter Tiedemann	687,732	1,491,776	2,179,508	0.58%
Common	James Hamilton	898,012	1,047,878	1,945,890	0.51%
Common	Jeffrey D. Klam	160,000	-	160,000	0.04%

The following table shows the securities convertible into common shares held by the Directors and Executive Officers of the Companyas at September 15, 2012.

Name	Number of Common Shares	Exercise Price	Grant Date	Expiration Date
		CDN $
David A. Seton	1,809,000	0.40	Jun 18, 2008	Jan 1, 2013
	1,573,618	0.40	Jan 4, 2010	Dec 31, 2014
	810,938	0.72	Jan 7, 2011	Dec 31, 2015
	751,599	0.532	Sep 26, 2011	Sep 25, 2016
	500,000	0.52	Feb 15, 2012	Feb 14, 2017
	722,872	0.52	Feb 15, 2012	Feb 14, 2017
	2,700,000	0.33	March 14, 2012	March 13, 2017
John A. G. Seton	1,000,000	0.40	Apr 1, 2010	Apr 1, 2015
	750,000	0.42	Apr 1, 2010	Apr 1, 2015
	750,000	0.60	Apr 1, 2010	Apr 1, 2015
	997,252	0.45	Sep 1, 2010	Dec 31, 2014
	540,625	0.72	Jan 7, 2011	Dec 31, 2015
	254,213	0.515	Aug 15, 2011	Aug 14, 2016
	620,606	0.532	Sep 26, 2011	Sep 25, 2016
	1,000,000	0.52	Feb 15, 2012	Feb 14, 2017
	900,000	0.33	March 14, 2012	March 13, 2017
	562,500	0.26	June 18, 2012	June 17, 2017
Leslie Robinson	500,000	0.40	Jan 4, 2010	Dec 31, 2014
	750,000	0.42	Apr 1, 2010	Apr 1, 2015
	750,000	0.60	Apr 1, 2010	Apr 1, 2015
	128,720	0.72	Jan 20, 2011	Dec 31, 2015
	250,000	0.52	Feb 15, 2012	Feb 14, 2017
	150,000	0.32	May 1, 2012	April 30, 2017
Jon Morda	750,000	0.42	Apr 1, 2010	Apr 1, 2015
	750,000	0.60	Apr 1, 2010	Apr 1, 2015
	128,720	0.72	Jan 20, 2011	Dec 31, 2015
	250,000	0.52	Feb 15, 2012	Feb 14, 2017
	315,000	0.33	Mar 14, 2012	Mar 13, 2017
Kevin Tomlinson	1,250,000	0.42	Jan 17, 2012	Jan 16, 2017
	1,750,000	0.52	Feb 15, 2012	Feb 14, 2017
S. Jane Bell	104,167	0.80388	Jan 12, 2010	Sep 28, 2013
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
	128,720	0.72	Jan 7, 2011	Dec 31, 2015
	190,279	0.515	Aug 15, 2011	Aug 14, 2016
	238,603	0.532	Sep 26, 2011	Sep 25, 2016
	200,000	0.52	Feb 15, 2012	Feb 14, 2017
	25,000	0.52	March 7, 2012	Feb 14, 2017
	93,750	0.32	May 1, 2012	Apr 30, 2017
Peter Tiedemann	426,000	0.40	Jun 12, 2008	Jan 1, 2013
	170,088	0.12	Jan 2, 2009	Jan 2, 2014
	370,263	0.40	Jan 4, 2010	Dec 31, 2014
	257,441	0.72	Jan 7, 2011	Dec 31, 2015

	59,651	0.532	Sep 26, 2011	Sep 25, 2016
	180,000	0.33	March 14, 2012	March 13, 2017
	37,500	0.32	May 1, 2012	Apr 30, 2017
Darin Lee	4,562,500	0.24	Sep 4, 2012	Sep 3, 2017
Charles Barclay	426,000	0.40	Jun 18, 2008	Jan 1, 2013
	370,263	0.40	Jan 4, 2010	Dec 31, 2014
	257,441	0.72	Jan 7, 2011	Dec 31, 2015
	238,603	0.532	Sep 26, 2011	Sep 25, 2016
	250,000	0.52	Feb 15, 2012	Feb 14, 2017
	170,088	0.52	Feb 15, 2012	Feb 14, 2017
	500,000	0.65	Aug 16, 2012	Aug 15, 2017
Paul Seton	555,394	0.40	Jan 4, 2010	Dec 31, 2014
	1,000,000	0.40	Jan 4, 2010	Dec 31, 2014
	270,313	0.72	Jan 7, 2011	Dec 31, 2015
	250,533	0.532	Sep 26, 2011	Sep 25, 2016
	250,000	0.52	Feb 15, 2012	Feb 14, 2017
	1,031,250	0.26	June 18, 2012	June 17, 2017
James Hamilton	150,000	0.65	Aug 15, 2007	Aug 15, 2012
	319,000	0.40	Jun 13, 2008	Jan 1, 2013
	127,566	0.12	Jan 2, 2009	Jan 2, 2014
	277,697	0.40	Jan 4, 2010	Dec 31, 2014
	90,104	0.72	Jan 7, 2011	Dec 31, 2015
	83,511	0.532	Sep 26, 2011	Sep 25, 2016
	150,000	0.52	Feb 15, 2012	Feb 14, 2017
	50,000	0.52	March 7, 2012	Feb 14, 2017
	150,000	0.26	Aug 16, 2012	Aug 15, 2012
Jeffrey D. Klam	100,000	0.52	Feb 15, 2012	Feb 14, 2017
	100,000	0.52	March 7, 2012	Feb 14, 2017

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

To the knowledge of the directors and senior officers of the Company, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the Company’s outstanding shares, at September 15, 2012:

Name	No. of Common Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	62,943,172(1)	16.6%
Notes:

(1)
Of these securities 42,484,497 shares are beneficially held by Vietnam Growth Fund Limited, 19,188,675 shares are beneficially held by Vietnam Enterprise Investments Limited, and 1,270,000 shares are beneficially held by Dragon Capital Markets Limited.

Management of the Company is unaware of who the beneficial owners of Dragon Capital Group Limited (“Dragon Capital”) are. Based upon information contained on its website, Dragon Capital is an investment group focused exclusively on Vietnam’s capital markets.

In January 2010 Dragon Capital was issued 8,739,583 common shares of Olympus in exchange for their holding in Zedex under the terms of the Zedex/Olympus amalgamation.  These were issued as Chess Depository Interests and are available for trade on the Australian Securities Exchange.  This issuance changed Dragon Capital’s ownership percentage of the common shares to 30.38%. Dragon sold 32,163,124 common shares in 2010 and a further2,436,500 common shares in 2011, bringing their effective ownership to 16.8%.

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

As at September 21, 2012, the Company was aware of 1,457 beneficial holders in the United States, the host country, representing ownership of 8.44% of the outstanding common shares of the Company.

Effective February 5, 2010, the Company commenced trading Chess Depositary Interests on the Australian Securities Exchange. As at September 21, 2012, the Company was aware of 941 Chess Depositary Interest holders in Australia, representing 47.15% of the outstanding common shares of the Company.

As of the date of this report, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the common shares they own.

7B. Related Party Transactions

During the transition year ended June 30, 2012, the Company paid or accrued $715,046 for management fees ($555,682 for the period from June 30, 2012 to the date hereof). The companies that were paid for management fees include the following: Dason Investments Limited associated with David Seton. Action Management Limited and Starsail Capital Limited associated with Charles Barclay, Wholesale Products Trading Limited associated with Peter Tiedemann, Jura Trust Limited associated with John Seton, Lloyd Beaumont Trust associated with Paul Seton, Whakapai Consulting Ltd. associated with S. Jane Bell and K&K Management GmbH associated with Klaus Leiders, who resigned as chief operating officer effective June 20, 2012.

Please see Item 4A, History and Development of the Company; Other Historical Matters, for a description of the Company’s merger with Zedex.  Mr. Paul Seton, formerly CEO of Zedex and now the Chief Commercial Officer of the Company, Mr. John Seton, Chief Executive Officer and Mr. David Seton, Executive Chairman, are brothers.

These transactions were in the normal course of business and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

7C. Interests of Experts and Counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

8A. Consolidated Statements and Other Financial Information

Reference is made to Item 17, Financial Statements, for the financial statements required to be included in this Transition Report on Form 20-F.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal claim known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend in the near future.

8B. Significant Changes

The following significant events have occurred subsequent to June 30, 2011:

•
Mr. Darin Lee was appointed chief operating officer of the Company effective August 22, 2012. Mr. Lee was issued 4,562,500 options upon his appointment exercisable at a price of CAD$0.24 on or before September 3, 2017.

•
On August 16, 2012 the Company issued 650,000 options to officers of the Company pursuant to the Company’s stock option plan.  The options vest on August 16, 2013, have an exercise price of CAD$0.27 and can be exercised on or before August 15, 2017.

•
On September 4, 2012, the Company issued 300,000 options to employees and consultants of the Company pursuant to the Company’s stock option plan.  The options vest on September 4, 2017, have an exercise price of CAD$0.24 and can be exercised on or before September 3, 2017.

ITEM 9: THE OFFER AND LISTING

9A. Offer and Listing Details

The Company’s common shares trade on the TSX in Canada, under the symbol “OYM”.   The initial listing date was effective on the TSX on April 3, 2006. Prior to April 3, 2006, the Company’s common shares traded on the TSX Venture Exchange in Canada.

The closing price of the common shares on September 21, 2012 was CAD$0.26.

The table below lists the low and high market prices for the common shares, on a monthly, quarterly and annual basis for actual trades of the Company’s common shares on the TSX:

TSX Common Share Trading Activity
Month and Year	Low (CAD$)	High (CAD$)
September 1-21 2012	0.16	0.28
August 2012	0.16	0.21
July 2012	0.21	0.27
June 2012	0.22	0.31
May 2012	0.22	0.30
April 2012	0.27	0.35
March 2012	0.31	0.37
February 2012	0.35	0.40
January 2012	0.25	0.38

Quarter	Low (CAD$)	High (CAD$)
April – June 2012	0.22	0.35
January – March 2012	0.25	0.40
October – December 2011	0.23	0.38
July – September 2011	0.30	0.44
April – June 2011	0.36	0.47
January – March 2011	0.30	0.57
October – December 2010	0.50	0.69
July – September 2010	0.28	0.59

Annual (Fiscal Year):	Low (CAD$)	High (CAD$)
Ended June 30, 2012	0.22	0.40
Ended December 31, 2011	0.23	0.57
Ended December 31, 2010	0.23	0.69
Ended December 31, 2009	0.07	0.36
Ended December 31, 2008	0.04	0.50

Effective February 5, 2010, the Company’s common shares commenced trading on the Australian Securities Exchange under the symbol “OYM”.The closing price of the common shares on the Australian Securities Exchange on September 21, 2012 was AUD$0.25.

The table below lists the low and high market prices for the common shares, on a monthly, quarterly and annual basis for actual trades of the Company’s common shares on the Australian Securities Exchange:

ASX Common Share Trading Activity

Month and Year	Low (AUD$)	High (AUD$)

September 1-21 2012	0.16	0.32
August 2012	0.17	0.22
July 2012	0.19	0.24
June 2012	0.22	0.28
May 2012	0.22	0.32
April 2012	0.28	0.34
March 2012	0.29	0.34
February 2012	0.34	0.38
January 2012	0.26	0.35

Quarter	Low (AUD$)	High (AUD $)
April – June 2012	0.22	0.34
January – March 2012	0.26	0.38
October – December 2011	0.24	0.36
July – September 2011	0.33	0.41
April – June 2011	0.34	0.46
January – March 2011	0.37	0.54
October – December 2010	0.47	0.65
July – September 2010	0.30	0.52
April – June 2010	0.31	0.44
February 5 – March 2010	0.10	0.35
Annual (Fiscal Year):	Low (AUD $)	High (AUD $)
Ended June 30, 2012	0.22	0.38
Ended December 31, 2011	0.24	0.54
Ended December 31, 2010	0.10	0.65

Effective September 30, 2011, the Company’s common shares commenced trading on the OTCQX bulletin board in the United States under the symbol “OLYMF”.Prior to then, the Company’s common shares traded on the OTC Bulletin Board. The closing price of the shares on the OTCQX on September 21, 2012was US$0.28 .

The Company’s common shares are also posted for trading on the Frankfurt Stock Exchange under the symbol “OP6”. The closing price of the shares on the Frankfurt Stock Exchange on September 21, 2012 was €0.21.

9B. Plan of Distribution

Not applicable.

9C.	Markets

See 9A.above

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

10A.	Share Capital

Not applicable

10B.	Memorandum and Articles of Association

Incorporated by reference to Item 10B of the Company’s Registration Statement on Form 20-F, as amended, filed November 16, 2006.

10C.	Material Contracts

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

5)
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

8)
Convertible Promissory Notes – dated April 29, 2011. In April 2011 the Company obtained private placement funding of CAD$15 million through issuance of convertible promissory notes. Refer to Items  4A and 8B for details of this debt.

9)
Convertible Promissory Notes – dated May 6, 2011. In May 2011 the Company obtained private placement funding of US$14.6 million through issuance of convertible promissory notes. Refer to Items  4A and 8B for details of this debt.

10)
Agreement between NBG and SGS (Malaysia) Sdn Bhd forsample preparation and analytical services, dated November 2010. SGS (Malaysia) is responsible for setting up and operating an independent laboratory within the Bau Mine and the term of the agreement is 5 years.

11)
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

Management of the Company believes that it is not currently a“non-Canadian” for purposes of the Investment Canada Act and therefore it is not subject to the Act. However, if the Company were to become a “non-Canadian” in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a “non-Canadian” of an existing Canadian business with gross assets of $5 million or more is reviewable under the Investment Canada Act, unless the business is acquired by a WTO investor in which the thresholds for transactions are CAD$281 million in 2007,CAD$295 million in 2008, CAD$312 million in 2009, CAD$299 million in 2010 and CAD$312 million in 2011.Generally, indirect acquisitions of existing Canadian businesses (with gross assets over $50 million) are reviewable under the Investment Canada Act, except in situations involving “WTO investors” where indirect acquisitions are generally not reviewable but are nonetheless subject to notification. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher “WTO investor” thresholds do not apply.

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

Under the Act a Holder of the common-voting shares will generally be subject to a 25%withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares, reduced bythe Treatyto 15%.  The withholding tax rate is 5% where the Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some Holders such as qualifying pension funds and charities.  Reference is made to “Item 10E.4 – United States Taxation” for a more detailed discussion of the United States tax considerations relating to an investment in the common shares.

10E.2. Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, 7/29/1997and 9/21/2007 (the “Treaty”), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, shall not exceed 15%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, the withholding tax rate is reduced to 5% and, in all other cases, the tax rate is 15% of the gross amount of the dividend (under the provisions of the Canada – US Income Tax Convention).  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

10E.3.	Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a designated stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The TSX is a designated stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest inreal or immovable property situated in Canada including Canadian real estate,Canadian timber resource properties, Canadian mineral resource properties,and options in respect of property of the aforementioned (b) the common share formed part of the Business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

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

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, atthe option of the Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States Federal income tax liability that the US Holder’s foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

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

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing US Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of our shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A US Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee’s basis in this case will depend on the manner of the transfer.  The specific tax effect to the US Holder and the transferee may vary based on the manner in which our shares are transferred.  We have not made a determination as to whether we would be considered a PFIC as of the date of this report or any time prior to such date. Moreover, we do not have any current intention to conduct such a determination in the future.Therefore, each US Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Copies of the documents referred to in this document may be inspected during normal business hours, at the offices ofthe Company at Suite 500, 10 King Street East, Toronto, Ontario, Canada.  Its telephone number is (416) 572-2525.

10I.	Subsidiary Information

Not applicable.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to Note 28 to the Company’s audited financial statements for the transitional six-month fiscal year ended June 30, 2012, at Item 17. Financial Statements, for a description of the Company’s (a) market and  commodity price risks, (b) foreign exchange risks, (c) interest rate risks, (d) credit risks, and (e) liquidity risks, and how such risks affect the Company.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures of the Company’s Chief Executive Officer

Based on an evaluation under the supervision of and with the participation of the Company’s management, the Company’s principal executive officer and principal financial officer have concluded that theCompany’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, were effective as of June 30, 2012 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2012. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of June 30, 2012, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

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

(c)           Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Olympus Pacific Minerals Inc.:

We have audited Olympus Pacific Minerals Inc. internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Olympus Pacific Minerals Inc. management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Management's Responsibility. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Olympus Pacific Minerals Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Olympus Pacific Minerals Inc., which comprise the consolidated statement of financial position as at June 30 2012 and December 31, 2011 and December 31, 2010, and consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the six month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010, and our report dated September 28, 2012, expressed an unqualified opinion thereon that included an explanatory paragraph regarding Olympus Pacific Minerals Inc.'s ability to continue as a going concern.

Ernst & Young LLP

Licensed Public Accountants

Toronto, Canada, September 28, 2012

(d)           Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16B.                      Code of Ethics

The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on March 30, 2012and which is posted at www.olympuspacific.com.

Refer to Exhibit 4.43 for the Code of Business Conduct and Ethics.

ITEM 16C.                      Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees(1) ($CAD)	Audit Related Fees(2) ($CAD)	Tax Fees(3) ($CAD)	All Other Fees(4) ($CAD)
2012(5)	$326,000	$108,500	$1,500	Nil
2011	$428,160	$128,225	$1,450	Nil

(1)           The aggregate audit fees billed.
(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
(5)	Represents the six-month transitional financial year ended June 30, 2012.

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

The following table sets out information regarding purchases made by the Company under the Buy-Back Program:

Period	Market	Total Number of Common Shares Purchased	Average Price Paid per Common Share	Total Number of Common Shares Purchased as Part of Publicly Announced Program	Maximum Number of Common Shares that May Yet be Purchased Under the Program
December 2011	TSX	347,500	CAD$0.2525	347,500	29,725,058
January 2012	TSX	218,500	CAD$0.2803	713,000	29,012,058
	ASX	147,000	AUD$0.3477
February 2012	TSX	514,500	CAD$0.3793	1,744,476	27,267,582
	ASX	516,976	AUD$0.3612

March 2012	TSX	173,500	CAD$0.3419	2,295,179	27,704,821
	ASX	377,203	AUD$0.3264
April 2012	TSX	362,500	CAD0.3419	2,975,179	27,024,821
	ASX	217,500	AUD$0.3166
May – Sep. 15, 2012	TSX	Nil	Nil	2,975,179	27,024,821
	ASX	Nil	Nil

ITEM 16F.                      Change in Registrant’s Certifying Accountant

None

PART III

ITEM 17: FINANCIAL STATEMENTS

Consolidated Statements of Financial Position of Olympus Pacific Minerals Inc. as at June 30, 2012 and December 31, 2011 and and January 1, 2011, and Consolidated Statements of Income (Loss) and Comprehensive Income (Loss),Changes in Equity and Cash Flows for the fiscal years ended June 30, 2012 and December 31, 2011, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles.

ITEM 18: FINANCIAL STATEMENTS

See Item 17. Financial Statements.

ITEM 19: EXHIBITS

19A. Financial Statements

Consolidated Statements of Financial Position of Olympus Pacific Minerals Inc. as at June 30, 2012 and December 31, 2011, and December 31, 2010, and Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), Changes in Equity and Cash Flows for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles.

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

4.5. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.19 - Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, andOlympus Pacific Minerals, Inc. dated January 1, 2006

4.6. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.20 - Certificate of Incorporation and Articles of Incorporation of Kadabra Mining Corp – May, 2007.

4.7. Stock Option Plan – dated June 7, 2007.  Incorporated by reference from the Amended Annual Report on Form 20-F for the year ended December 31, 2008, dated February 3, 2010, exhibit 3.18.

4.8. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.28 - Exploration License dated January 10, 2008

4.9. Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exhibit 3.31 Bong Mieu Exploration Licence No 2125/GP-BTNMT

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

4.12. Zedex Amalgamation Document – Incorporated by reference from Form CB filed with the SEC on November 19, 2009.

4.13. Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.41 Foreign Investment Committee Approval of Bau Joint Venture dated November 9, 2007

4.14. Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.42 Tien Thuan Joint Venture Agreement – dated November 1, 2006

4.15. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.44 Convertible Loan Note Agreement and attachment dated May 5,2011.

4.16. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.45 Convertible Loan Note Agreement and attachment dated May 6,2011.

4.17. Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.54 Agreement and deed of amendment with Gladioli Enterprises Sdn Bhd for Sale and Purchase of Shares in North Borneo Gold Sdn Bhd datedSeptember 30, 2010 and May 20, 2011 respectively.

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

4.22. Incorporated by reference from the 2011 20F Annual Report dated March 30, 2012 exhibit 4.29 Investment Certificate No. 33102200001008 dated July 8, 2008 in respect of Bong Mieu Gold Mining Company Limited.

4.23. Incorporated by reference from the 2011 20F Annual Report dated March 30, 2012 exhibit 4.30 Investment Certificate No. 331022000010 dated July 8, 2008 in respect of Phuoc Son Gold Company Limited.

4.24. Incorporated by reference from the 2011 20F Annual Report dated March 30, 2012 exhibit 4.31 Gold Export Certificates for Bong Mieu Gold Mining Company Limited and Phuoc Son Gold Company Limited dated January 9, 2012.

4.25. Incorporated by reference from the 2011 20F Annual Report dated March 30, 2012 exhibit 4.32 Deed of Variation #1 with Gladioli Enterprises Sdn Bhd for Sale and Purchase of Shares in North Borneo Gold Sdn Bhd dated May 20, 2012.

4.26. Incorporated by reference from the 2011 20F Annual Report dated March 30, 2012 exhibit 4.41 Deed of Variation #2 with Gladioli Enterprises Sdn Bhd for Sale and Purchase of Shares in North Borneo Gold Sdn Bhd dated January 31, 2012.

4.27. Incorporated by reference from the 2011 20F Annual Report dated March 30, 2012 exhibit 4.42 Capcapo Joint Venture Agreement dated September 30, 2011 pursuant to which the Company, in consortium with PhilEarth, obtained the right to earn a 60% interest in the Capcapo Mineral Production Sharing Agreement in the Northern Philippines.

4.28. Incorporated by reference from the 2011 20F Annual Report dated March 30, 2012 exhibit 4.43 Code of Busines Conduct and Ethics dated March 30, 2012.

4.29. Mining License ML565/GP-BTNMT dated April 25, 2012.*

4.30. Form of management services agreement entered into with the Company’s officers.*

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

q. KS Mining Ltd – incorporated in Samoa (acquired as a result of the Zedex transaction which completed on January 12, 2010); and

r. Olympus Pacific Minerals Singapore Pte Ltd – incorporated in Singapore.

12. Certifications

12.1 Certification of Chief Executive Officer

12.2 Certification of Chief Financial Officer

13. Certifications

13.1 Certification of Chief Executive Officer

13.2 Certification of Chief Financial Officer

99.	Other Exhibits

99.1. Consent of Terra Mining Consultants and Stevens & Associates.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Olympus Pacific Minerals Inc.

By:/s/ John A. G. Seton
John A. G. Seton
Chief Executive Officer

Date: September 28, 2012

S-1

Statement of Management’s Responsibility

The accompanying consolidated financial statements, Management’s Discussion and Analysis and all of the other information included in the Annual Report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on currently available information. The Company has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. Management believes that the internal controls provide reasonable assurance that our financial information is reliable and relevant, and that assets are properly accounted for and safeguarded from loss.

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

Signed: “John A. G. Seton”	Signed: “S. Jane Bell”
John. A.G. Seton Chief Executive Officer September 28, 2012	S. Jane Bell Chief Financial Officer September 28, 2012

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of Olympus Pacific Minerals Inc.

We have audited the accompanying consolidated financial statements of Olympus Pacific Minerals Inc., which comprise the consolidated statements of financial position as at June 30, 2012, December 31, 2011 and December 31, 2010 and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Olympus Pacific Minerals Inc. as at June 30, 2012, December 31, 2011 and December 31, 2010 and its financial performance and its cash flows for the six-month period ended June 30, 2012 and years ended December 31, 2011and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 3 in the financial statements which indicates that the Company incurred a net loss of $18.3 million during the six-month period ended June 30, 2012 and, as of that date, the Company’s current liabilities exceeded its current assets by $12.9 million. These conditions, along with other matters as set forth in Note 3, indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Olympus Pacific Minerals Inc.'s internal control over financial reporting as of June 30, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 28, 2012 expressed an unqualified opinion on Olympus Pacific Minerals Inc.’s internal control over financial reporting.

Toronto, Canada September 28, 2012	Chartered Accountants Licensed Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Olympus Pacific Minerals Inc.

We have audited Olympus Pacific Minerals Inc.’s internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Olympus Pacific Minerals Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Statement of Management’s Responsibility. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Olympus Pacific Minerals Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Olympus Pacific Minerals Inc., which comprise the consolidated statement of financial position as at June 30, 2012, December 31, 2011 and December 31, 2010 and consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010 and our report dated September 28, 2012 expressed an unqualified opinion thereon that included an explanatory paragraph regarding Olympus Pacific Minerals Inc.'s ability to continue as a going concern.

Toronto, Canada September 28, 2012	Chartered Accountants Licensed Public Accountants

Financial Statements - Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)

(Stated in United States dollars)	For the six months ended June 30,	For the year ended December 31,	For the year ended December 31,
	2012	2011	2010

Sales	$34,552,265	$47,976,630	$35,986,013

Cost and expenses
Cost of sales	15,464,162	20,906,884	13,123,584
Amortization	11,922,054	13,410,876	8,974,079
Royalty expense	4,264,873	6,393,203	4,795,935
(Gain) loss on gold loan principal repayments	1,157,625	(2,305,926)	(689,178)
Exploration	287,528	669,119	96,468
Stock-based compensation (note 25)	1,462,071	1,277,892	1,876,574
Interest and accretion on term loans	4,938,341	6,975,083	1,321,122
Derivatives - fair value revaluation	(4,619,530)	(16,351,957)	9,886,791
Corporate and administrative expenses	4,376,195	10,947,423	8,357,205

	39,253,319	41,922,597	47,742,580
Other (income)/expense
Interest (income) expense	(64,533)	204,941	49,493
Other (income)	(65,208)	(27,754)	(11,470)
Impairment charge (notes 10, 11 & 12)	12,812,162	-	-
Loss on disposal of capital assets	25,824	251,994	16,193
Foreign exchange gain	(481,799)	(200,603)	(672,557)

	12,226,446	228,578	(618,341)
Income (loss) for the period before income tax	(16,927,500)	5,825,455	(11,138,226)

Income tax expense (note 29)	1,399,391	4,180,557	1,634,846

Net income (loss) and comprehensive income (loss) for the period	(18,326,891)	1,644,898	(12,773,072)

Attributable to:
Equity owners	$(15,320,128)	$1,084,649	$(13,882,384)
Non-controlling interest	(3,006,763)	560,249	1,109,312

	$(18,326,891)	$1,644,898	$(12,773,072)

Earnings (loss) per share attributable to equity owners (note 8)
Basic	$(0.040)	$0.003	$(0.042)
Diluted	$(0.040)	$0.003	$(0.042)

See accompanying notes to the Consolidated Financial Statements

Financial Statements - Consolidated Statement of Financial Position

As at	June 30,	December 31,	December 31,
(Stated in United States dollars)	2012	2011	2010

ASSETS
Non-current
Advances on plant & equipment	$147,247	$822,515	$1,361,327
Property, plant and equipment (note 10)	32,826,934	36,938,115	30,649,677
Deferred exploration expenditure (note 11)	21,428,562	19,516,555	13,621,774
Deferred development expenditure (note 12)	10,636,534	20,276,490	18,103,858
Mine properties (note 13)	37,165,314	37,896,565	39,197,779
Deferred tax assets (note 29)	-	121,232	-
	102,204,591	115,571,472	102,934,415
Current
Cash and cash equivalents (note 14)	3,397,728	8,730,248	4,105,325
Trade and other receivables (note 15)	1,614,115	2,022,122	7,989,736
Inventories (note 16)	11,295,411	15,286,535	6,689,000
Other financial assets (note 17)	2,605,304	3,641,797	1,473,929
	18,912,558	29,680,702	20,257,990

Total assets	121,117,149	145,252,174	123,192,405

SHAREHOLDERS' EQUITY

Equity attributable to equity owners
Capital and reserves (note 24)	129,495,807	131,387,415	126,412,502
Deficit	(81,103,158)	(65,783,030)	(66,867,679)
	48,392,649	65,604,385	59,544,823
Non-controlling interest	2,169,412	5,920,409	5,682,771
Total shareholders' equity	50,562,061	71,524,794	65,227,594

LIABILITIES

Non-current
Provisions (note 18)	1,151,327	1,278,993	1,119,332
Derivative financial liabilities (note 19)	6,063,607	13,963,138	18,200,216
Interest-bearing loans and borrowings (note 20)	-	2,795,510	8,979,280
Convertible notes (note 21)	24,320,588	22,524,540	6,436,133
Deferred tax liabilities (note 29)	7,228,227	6,695,129	6,590,305
	38,763,749	47,257,310	41,325,266
Current
Provisions (note 18)	1,219,683	1,036,017	967,574
Derivative financial liabilities (note 19)	3,280,000
Trade and other payables (note 22)	14,323,461	15,891,548	8,033,182
Other financial liabilities (note 23)	872,782	354,312	818,946
Interest-bearing loans and borrowings (note 20)	11,474,321	8,558,040	6,429,600
Convertible notes (note 21)	621,092	630,153	390,243
	31,791,339	26,470,070	16,639,545

Total liabilities	70,555,088	73,727,380	57,964,811

Commitments, contingencies and contractual obligations (note 27)

Total liabilities and shareholders' equity	$121,117,149	$145,252,174	$123,192,405

See accompanying notes to the Consolidated Financial Statements

For and on behalf of the Board September 28, 2012	Signed: “John A. G. Seton” John A. G. Seton Chief Executive Officer	Signed: “Jon Morda” Jon Morda Director & Chairman of the Audit Committee

Financial Statements - Consolidated Statement of Changes in Equity

For the six month period ended June 30, 2012
(Stated in United States dollars)

		Issued		Other Reserves	Non-Controlling	Total
	Notes	Capital	Deficit	Note 24(d)	Interest	Equity
Balance at January 1, 2010		$97,318,003	$(52,985,295)	$4,425,408	$(444,033)	$48,314,083
Income/(loss) for the year			(13,882,384)		1,109,312	(12,773,072)
Issue of share capital	24	32,585,853				32,585,853
Options granted and vested				2,323,275		2,323,275
Options exercised				(654,896)		(654,896)
Warrants granted and vested				521,561		521,561
Non-controlling interest on amalgamation					9,910,790	9,910,790
Investment in subsidiary				(10,106,702)	(4,893,298)	(15,000,000)
Balance at December 31, 2010		129,903,856	(66,867,679)	(3,491,354)	5,682,771	65,227,594
Income/(loss) for the year			1,084,649		560,249	1,644,898
Issue of share capital	24	6,016,121			750,000	6,766,121
Share capital cancelled		(73,022)				(73,022)
Options granted and vested				3,063,380		3,063,380
Options exercised				(661)		(661)
Warrants granted and vested				896,484		896,484
Investment in subsidiary				(4,927,389)	(1,072,611)	(6,000,000)
Balance at December 31, 2011		135,846,955	(65,783,030)	(4,459,540)	5,920,409	71,524,794
Income/(loss) for the six month period			(15,320,128)		(3,006,763)	(18,326,891)
Dividend declared non-controlling interest portion		-	-	-	(211,843)	(211,843)
Share capital cancelled		(910,114)				(910,114)
Options granted and vested				1,462,067		1,462,067
Options exercised		197,856		(173,808)		24,048
Investment in subsidiary				(2,467,609)	(532,391)	(3,000,000)
Balance at June 30, 2012		135,134,697	(81,103,158)	(5,638,890)	2,169,412	50,562,061

See accompanying notes to the Consolidated Financial Statements

Financial Statements – Consolidated Statement of Cash Flows

(Stated in United States dollars)	For the six months ended June 30,	For the year ended December 31,	For the year ended December 31,
	2012	2011	2010

Operating activities:
Income (loss) for the period after tax	$(18,326,891)	$1,644,898	$(12,773,072)
Items not affecting cash
Amortization	11,922,054	13,410,876	8,974,079
Impairment charge	12,812,162	-	-
Loss on disposal of capital assets	25,824	251,994	16,193
(Gain) loss on gold loan principal repayment	1,157,625	(2,305,926)	(689,178)
Stock-based compensation expense	1,462,071	1,277,892	1,876,574
Deferred income tax	694,349	213,400	(619,978)
Deferred issuance cost	-	673,456	350,202
Derivatives revaluation	(4,619,530)	(16,351,957)	9,886,791
Interest and accretion of term loans	2,756,314	3,190,811	191,167
Unrealized foreign exchange	(239,638)	(508,282)	332,751
ARO accretion adjustment	56,348	79,969	90,333
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	1,234,970	3,395,252	(6,163,287)
Trade and other payables	(1,849,952)	7,981,187	3,878,290
Inventory	(1,980,562)	(10,115,544)	(5,441,604)
Cash provided by (used in) operating activities	5,105,144	2,838,026	(90,739)

Investing activities:
Cash acquired in amalgamation		-	45,643
Deferred exploration and development costs	(7,969,936)	(16,051,004)	(11,876,238)
Investment in subsidiary	(3,000,000)	(6,000,000)	(15,000,000)
Acquisition of property, plant and equipment	(1,660,342)	(10,108,738)	(21,974,982)
Cash used in investing activities	(12,630,278)	(32,159,742)	(48,805,577)

Financing activities:
Capital lease payments	-	(609,626)	(739,307)
Convertible notes issued	-	28,732,255	11,481,794
Gold loan notes issued	-	-	20,215,700
Purchase of shares through share buy-back	(910,114)	(73,022)	-
Shares issued, net of costs	-	5,498,220	15,841,667
Proceeds from secured bank loan	3,028,593	-	-
Capital contributions from JV partner	-	750,000	-
Proceeds from options and warrants exercised	24,048	1,487	82,591
Cash provided by financing activities	2,142,527	34,299,314	46,882,445

Increase (decrease) in cash during the period	(5,382,607)	4,977,598	(2,013,871)

Cash - beginning of the year	8,730,248	4,105,325	5,718,725

Effect of foreign exchange rate changes on cash	50,087	(352,675)	400,471

Cash - end of period	$3,397,728	$8,730,248	$4,105,325

Supplemental information:
Interest paid	$2,182,027	$3,846,066	$1,129,955
Income taxes paid	$2,803,404	$3,077,065	$994,783

See accompanying notes to the Consolidated Financial Statements

Notes to the Financial Statements

1. Corporate Information

The comparative consolidated financial statements of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) as at and for the six-month period ended June 30, 2012 were authorized for issue in accordance with a resolution of the Company’s board of directors on September 28, 2012. Olympus is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Toronto, Ontario, Canada whose shares are publically traded. Its common shares are traded on the Toronto Stock Exchange, the Australian Securities Exchange and the OTCQX in the United States of America.

The principal activities of the group are the acquisition, exploration, development, mining and re-instatement of gold bearing properties in Southeast Asia. The Company has two key properties located in Central Vietnam: the Bong Mieu Gold property and the Phuoc Son Gold property; as well as one key property in Central Malaysia: The Bau Gold property; and, one key property in the Northern Philippines: The Capcapo Gold property.

2. Statement of Compliance

These comparative consolidated financial statements of Olympus Pacific Minerals Inc. and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These comparative financial statements include all of the information required for full annual financial statements.

3. Basis of Preparation and Going Concern

The consolidated financial statements are presented in US dollars, which is the parent’s functional and presentation currency.

The accounting policies in note 6 have been applied in preparing the consolidated financial statements. These policies are based on IFRS as issued by the IASB and outstanding as of June 30, 2012.

These consolidated financial statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.

During the six-month period ended June 30, 2012, the Company had a significant disruption to its operations at the Phuoc Son Mine which negatively impacted the cashflows and the Company incurred a net loss of $18.3 million for the period and, as of that date, the Company’s current liabilities exceeded its current assets by $12.9 million. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The Phuoc Son Mine has now resumed normal operations. The ability of the Company to continue as a going concern depends upon its ability to continue profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.

These consolidated statements do not include any adjustments related to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. If the “going concern” assumption was not appropriate for these consolidated financial statements, then adjustments to the carrying values of the assets and liabilities, expenses and consolidated balance sheet classification, which could be material, may be necessary.

Change of Financial Year-End

The financial year-end of the Company was changed from December 31 to June 30 effective for the Company’s 2012 financial year. This change was made to better meet operational demands in an Asian based group. Accordingly, the Company’s transition period is the six-month period ended June 30, 2012 which means the comparative figures presented are not entirely comparable however they do comply with IFRS. Refer to note 30 for the unaudited condensed comparative consolidated financial statements for the six-month period ended June 30, 2011.

4. Significant Accounting Judgments, Estimates and Assumptions

The preparation of these consolidated financial statements for the Company and its subsidiaries (the “Group”) in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

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

Deferred exploration expenditure (Note 11)

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

Inventories (Note 16)

Net realizable value tests are performed monthly and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale.

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

Share-based payment transactions (Note 24)

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

IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of the standard which would be effective as of fiscal year commencing July 1, 2015 or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements

For annual periods beginning on January 1, 2013, IFRS 10, Consolidated Financial Statements will replace portions of IAS 27 Consolidated and Separate Financial Statements and interpretation SIC-12 Consolidation — Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee. As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no ‘bright lines’. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all of which may differ from current practice.

IFRS 10 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard which would be effective as of fiscal year commencing July 1, 2013 or determined whether it will adopt the standard early.

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

IFRS 11 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard which would be effective as of fiscal year commencing July 1, 2013 or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

During 2013, the Company will be required to adopt IFRS 12, Disclosure of Involvement with Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgments and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities.

IFRS 12 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

During 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement. The new standard will generally converge the IFRS and US GAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the ‘exit price’ and concepts of ‘highest and best use’ and ‘valuation premise’ would be relevant only for non-financial assets and liabilities.

IFRS 13 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements

During 2013, the Company will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10. In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the new accounting standard on its separate financial statements.

IAS 28 Investments in Associates and Joint Ventures

During 2013, the Company will be required to adopt IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28.

IFRS 28 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

6. Significant Accounting Policies

Basis of consolidation

The financial statements consolidate the financial statements of the Company and the Group. All intra-group balances and transactions, including unrealized profits and losses arising from intra-Group transactions, have been eliminated in full.

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

When the cost of acquisition exceeds the fair values attributable to the Group’s share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or where there is an indication of impairment. If the fair value attributable to the Group’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of comprehensive income (loss).

Non-controlling interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the consolidated statement of financial position, separately from the parent’s shareholders’ equity.

Mine properties

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves and the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

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

An impairment review is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided against, in the financial period in which this is determined. Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

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

The net carrying amounts of property, plant and equipment are reviewed for impairment either individually or at the cash generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial period in which this is determined.

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

Leasing commitments

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

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

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, gold in circuit, doré bars and gold bullion. Inventory is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Gold bullion, doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labor and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (“EIR”), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of comprehensive income/(loss). The losses arising from impairment are recognized as finance costs in the statement of comprehensive income/(loss).

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

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of comprehensive income/(loss), to the extent that the carrying value of the asset does not exceed its amortized cost as at the reversal date.

Assets carried at cost

If there is objective evidence of an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Interest bearing loans and borrowings

Loans are recognized at inception at the fair value of proceeds received, net of directly attributable transaction costs. Subsequently they are measured at amortized cost using the effective interest method. Finance costs are recognized in the statement of comprehensive income/(loss) using the effective interest method.

Convertible notes

The components of the convertible note that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated statement of financial position, net of transaction costs and are subsequently accounted for at amortized cost. The derivative liability components (warrants and conversion features) are fair valued using a binomial option pricing model. The carrying amount of the warrant and conversion features are re-measured at each reporting date and any movement in value is reflected in the statement of comprehensive income (loss).

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

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the date of the consolidated statement of financial position.

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

Equity-settled awards

For equity-settled awards, the fair value is charged to the statement of comprehensive income/(loss) and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions). The fair value is determined using a Black Scholes option pricing model. At each date of the consolidated statement of financial position prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the statement of comprehensive income (loss) with a corresponding entry within equity.

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

Cash-settled awards

For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest, adjusting for market and non-market based performance conditions. During the vesting period, a liability is recognized representing the portion of the vesting period that has expired at the date of the consolidated statement of financial position multiplied by the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance date is recognized as a liability. Movements in the liability are recognized in the statement of comprehensive income (loss).

Revenue recognition

Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received. Sales, export taxes or duty are recorded as part of cost of sales.

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

Refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

7. Segment Analysis

For management purposes, the group is organized into one business segment and has two reportable segments based on geographic area as follows:

•	The Company’s Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries.

•	The Company’s Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.

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

All revenues are transacted via one merchant on behalf of external customers unknown to the Company.

7.	Segment Analysis (continued)

US$	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non-current assets	Total non-current assets	Current assets	Liabilities
At June 30, 2012
Vietnam	32,461,421	10,764,709	10,636,534	5,338,877	147,247	59,348,788	16,122,295	18,374,461
Malaysia	139,248	10,663,853	-	31,276,437		42,079,538	131,511	7,129,422
Other	226,265		-	550,000	-	776,265	2,658,752	45,051,205
Total	32,826,934	21,428,562	10,636,534	37,165,314	147,247	102,204,591	18,912,558	70,555,088

At December 31, 2011
Vietnam	36,680,791	11,990,153	20,276,490	6,070,128	943,747	75,961,309	25,885,982	16,337,040
Malaysia	99,954	7,526,402	-	31,276,437		38,902,793	226,969	6,857,473
Other	157,370		-	550,000	-	707,370	3,567,751	50,532,867
Total	36,938,115	19,516,555	20,276,490	37,896,565	943,747	115,571,472	29,680,702	73,727,380
At December 31, 2010
Vietnam	30,528,865	11,354,600	18,103,857	7,371,342	1,361,327	68,719,991	16,994,721	9,125,471
Malaysia	51,484	2,267,175	-	31,276,437	-	33,595,096	185,331	6,619,248
Other	69,328	-	-	550,000	-	619,328	3,077,938	42,220,092
Total	30,649,677	13,621,775	18,103,857	39,197,779	1,361,327	102,934,415	20,257,990	57,964,811

	For the six-month period ended June 30, 2012		For the year ended December 31, 2011		For the year ended December 31, 2010
US$	Revenue	Income/(loss) and comprehensive income/(loss)	Revenue	Income/(loss) and comprehensive income/(loss)	Revenue	Income/(loss) and comprehensive income/(loss)
Vietnam	34,552,265	(11,941,899)	47,976,630	3,129,813	35,986,013	6,801,605
Malaysia	-	145,883	-	(563,049)	-	16,137
Other	-	(6,530,875)	-	(921,866)	-	(19,590,814)
Total	34,552,265	(18,326,891)	47,976,630	1,644,898	35,986,013	(12,773,072)

Intra-segment transactions are eliminated in the above table.

8. Earnings Per Share

	6 months ended June 30, 2012	12 months ended December 31, 2011	12 months ended December 31, 2010
Basic Earnings per Share Attributable to Equity Owners
Earnings (loss) for the period (US$)	(15,320,128)	1,084, 649	(13,882,384)
Weighted average number of common shares outstanding	379,450,910	377,193,706	329,747,069
Basic earnings (loss) per share (US$)	(0.040)	0.003	(0.042)
Diluted Earnings per Share Attributable to Equity Owners
Net earnings (loss) used to calculate diluted earnings per share (US$)	(15,320,128)	1,084,649	(13,882,384)
Weighted average number of common shares outstanding	379,450,910	377,193,706	329,747,069
Dilutive effect of stock options outstanding and convertible notes (US$)	321,519	967,077	N/A
Weighted average number of common shares outstanding used to calculate diluted earnings per share	379,772,429	378,160,783	329,747,069
Diluted earnings (loss) per share (US$)	(0.040)	0.003	(0.042)

Basic earnings per share is calculated by dividing the net profit (loss) for the period attributable to the equity owners of the Parent Company by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is based on basic earnings (loss) per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.

9. Business Combinations

The Group did not make any business combinations during the six-month period ended June 30, 2012.

Prior year business combinations

Amalgamation with Zedex

The Company has accounted for the amalgamation between the Company via Olympus Pacific Minerals Labuan Limited (previously named Olympus Pacific Minerals NZ), a wholly owned subsidiary of the Company, and registered in Malaysia (previously registered in New Zealand), and Zedex Minerals Limited (“Zedex”), also registered in New Zealand, as an acquisition with the Company being identified as the acquiror, and recorded it as a business combination.

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

The purchase consideration was settled by way of share issue. The shares were not issued until January 25, 2010.

The purchase consideration was allocated as follows:

Current assets	US$
Cash	45,643
Account receivables and prepaid expenses	158,997
Non-current assets
Property, plant and equipment	86,759
Mine properties	33,159,770
Current liabilities
Accounts payable and accrued liabilities	(1,626,168)
Non-current liabilities
Deferred tax liability	(6,707,733)
25,117,268
Other elements of consideration
Amount attributable to non-controlling interests	(9,910,790)
Total consideration	15,206,478

Bau Gold Project - Increase in investment in North Borneo Gold

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

The transactions can be summarized as follows:

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company’s Effective Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/30/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	1/21/2014	14,250	93.55%
Total			108,750	93.55%

The agreement includes a condition subsequent that must be met before the Tranche 3c payment is required to be settled. The condition subsequent requires the vendor to obtain:

(a)
all renewals or grants (as applicable) of mining licenses and mining certificates relating to the Jugan Hill deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan Hill, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

(b)
all ministerial, Governor and other regulatory approvals to ensure that the mining licenses and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations

Conditions to be met before settlement of each tranche are as follows:

Tranche 1:	Has no conditions.

Tranche 2:	Amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date.

Tranche 3:
If the condition subsequent noted above has been met by January 1, 2013 settlement of the Tranche 3c payment occurs. If the condition subsequent has not been met then the shares transfer to the purchaser at no additional cost.

On completion of Tranche 3c the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases.

Tranche 4:	Has no conditions.

Capcapo Gold Property

The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation (“PhilEarth”) (a Philippine company in the process of incorporation in which the Company will hold a 40 percent interest) in respect of the Capcapo Gold Property in the Northern Philippines.

Pursuant to the terms of the joint venture agreement, the Company, in consortium with PhilEarch, has an option to acquire up to a 60 percent interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. Olympus paid to AMIC US$300,000 upon the signing of the joint venture agreement, is required to pay a further US$400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of The Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a

In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3 percent of the gross value of production from the Capcapo Gold Project or 6 percent of the annual profit of the joint venture corporation.

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

10. Property, Plant and Equipment

	At June 30, 2012
US$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At January 1 , 2012, net of accumulated depreciation	1,899,978	19,064,092	15,198,968	775,077	36,938,115
Additions	79,463	2,308,784	210,983	512,645	3,111,875
Disposals	-	(6,348)	-	-	(6,348)
Reclassifications	38,782	38,462	377,405	(454,649)	-
Impairment charge	(88,000)	(1,718,000)	(547,000)	(115,000)	(2,468,000)
Depreciation	(237,376)	(2,620,023)	(1,890,267)	-	(4,747,666)
Translation adjustments	-	(1,042)	-	-	(1,042)
At June 30, 2012, net of accumulated depreciation	1,692,847	17,065,925	13,350,089	718,073	32,826,934
At June 30, 2012: Cost	3,221,462	32,527,232	20,925,447	833,073	57,507,214
Accumulated depreciation	1,440,615	13,743,307	7,028,358	-	22,212,280
Impairment charge	88,000	1,718,000	547,000	115,000	2,468,000
Net carrying amount	1,692,847	17,065,925	13,350,089	718,073	32,826,934

	At December 31, 2011
US$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At January 1, 2011 net, of accumulated depreciation	184,755	6,896,788	1,830,155	21,737,979	30,649,677
Additions	147,336	3,032,208	9,545,693	744,745	13,469,982
Disposals	-	(252,703)	-	-	(252,703)
Reclassifications	1,852,126	13,796,964	6,058,557	(21,707,647)	-
Depreciation	(284,239)	(4,372,794)	(2,235,437)	-	(6,892,470)
Translation adjustments	-	(36,371)	-	-	(36,371)
At December 31, 2011, net of accumulated depreciation	1,899,978	19,064,092	15,198,968	775,077	36,938,115
At December 31, 2011: Cost	3,103,216	30,403,504	20,337,058	775,077	54,618,855
Accumulated depreciation	1,203,238	11,339,412	5,138,090	-	17,680,740
Net carrying amount	1,899,978	19,064,092	15,198,968	775,077	36,938,115

	At December 31, 2010
US$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
At January 1, 2010 net, of accumulated depreciation	331,492	5,508,753	2,590,631	999,862	9,430,738
Additions	28,508	3,357,973	32,294	21,517,083	24,935,858
Disposals	-	(15,606)	-	-	(15,606)
Reclassifications	33,310	467,566	278,090	(778,966)	-
Depreciation	(208,555)	(2,424,655)	(1,070,860)	-	(3,704,070)
Translation adjustments	-	2,757	-	-	2,757
At December 31, 2010, net of accumulated depreciation	184,755	6,896,788	1,830,155	21,737,979	30,649,677
At December 31, 2010: Cost	1,102,815	14,236,823	4,732,912	21,737,979	41,810,529
Accumulated depreciation	918,060	7,340,035	2,902,757	-	11,160,852
Net carrying amount	184,755	6,896,788	1,830,155	21,737,979	30,649,677

The carrying value of plant and equipment held under finance leases at June 30, 2012 is $1,044,917 (December 31, 2011: $370,580; December 31, 2010: $971,195).

Included in the net carrying value of buildings, plant & equipment and infrastructure at June 30, 2012 were amounts of US$0.2 million, US$1.8 million and US$1.9 million respectively (December 31, 2011 – buildings, plant & equipment and infrastructure - US$0.3 million, US$2.0 million and US$2.1 million respectively; December 31, 2010 – capital assets in progress: US$3.01 million)) for interest and borrowing costs capitalized for the Phuoc Son plant which was under construction and placed into commercial production on July 1, 2011.

Plant and equipment with a carrying value of $12,063,626 at June 30, 2012 has been pledged as security for a bank loan (Note 20).

An impairment charge has been recognized on property, plant and equipment associated with the Nui Kem project (Note 12).

11. Deferred Exploration Expenditure

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	Total
Cost as at January 1, 2010	3,234,713	7,415,048	-	-	10,649,761
Additions	405,057	484,110	2,267,175	535,827	3,692,169
Cost as at December 31, 2010	3,639,770	7,899,158	2,267,175	535,827	14,341,930
Additions	258,436	712,429	5,537,081	233,327	6,741,273
Translation adjustments	-	-	(277,854)	(12,480)	(290,334)
Cost as at December 31, 2011	3,898,206	8,611,587	7,526,402	756,674	20,792,869
Additions	97,049	434,376	3,137,451	39,909	3,708,785
Impairment charge	(91,070)	(1,186,433)	-	-	(1,277,503)
Cost as at June 30, 2012	3,904,185	7,859,530	10,663,853	796,583	23,224,151

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	Total
Accumulated Amortization as at January 1, 2010	(117,316)	(107,054)	-	-	(224,370)
Additions	(29,701)	(466,085)	-	-	(495,786)
Accumulated amortization as at December 31, 2010	(147,017)	(573,139)	-	-	(720,156)
Additions	(15,007)	(541,151)	-	-	(556,158)
Accumulated amortization as at December 31, 2011	(162,024)	(1,114,290)	-	-	(1,276,314)
Additions	(64,820)	(454,455)			(519,275)
Accumulated amortization as at June 30, 2012	(226,844)	(1,568,745)			(1,795,589)
Net book value as at December 31, 2010	3,492,753	7,326,019	2,267,175	535,827	13,621,774
Net book value as at December 31, 2011	3,736,182	7,497,297	7,526,402	756,674	19,516,555
Net book value as at June 30, 2012	3,677,341	6,290,785	10,663,853	796,583	21,428,562

Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006, the Bong Mieu underground mine which commenced production on April 1, 2009 and the Phuoc Son mine which commenced commercial production on October 1, 2009.

As the Company did not yet have unencumbered access to the Capcapo property at June 30, 2012, exploration costs incurred to date in 2012 in respect of this property have been expensed.

The impairment charge for Phuoc Son relates to exploration costs incurred within the core area of the Song Thanh Natural Reserve, which the Company no longer intends exploring or ultimately mining in the future due to access issues surrounding reserve areas in Vietnam.

12. Deferred Development Expenditure

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	Total
Cost as at January 1, 2010	7,922,299	8,050,086	15,972,385
Additions	4,284,323	3,633,441	7,917,764
Cost as at December 31, 2010	12,206,622	11,683,527	23,890,149
Additions	4,195,582	5,114,149	9,309,731
Cost as at December 31, 2011	16,402,204	16,797,676	33,199,880
Additions	1,271,572	4,573,680	5,845,252
Cost as at June 30, 2012	17,673,776	21,371,356	39,045,132
Accumulated Amortization as at January 1, 2010	(306,467)	(1,042,256)	(1,348,723)
Additions	(2,100,383)	(2,337,185)	(4,437,568)
Accumulated amortization as at December 31, 2010	(2,406,850)	(3,379,441)	(5,786,291)
Additions	(1,246,501)	(5,890,598)	(7,137,099)
Accumulated amortization as at December 31, 2011	(3,653,351)	(9,270,039)	(12,923,390)
Additions	(2,485,766)	(3,932,783)	(6,418,549)
Accumulated amortization as at June 30, 2012	(6,139,117)	(13,202,822)	(19,341,939)
Impairment charge as at June 30, 2012	(9,066,659)	-	(9,066,659)
Net book value as at December 31, 2010	9,799,772	8,304,086	18,103,858
Net book value as at December 31, 2011	12,748,853	7,527,637	20,276,490
Net book value as at June 30, 2012	2,468,000	8,168,534	10,636,534

The impairment charge for Bong Mieu relates to the Nui Kem project where, due to higher than expected costs that are now forecast to continue, management assessed indicators of impairment related to the Nui Kem project and its associated assets and used a discounted cash flow model to calculate the recoverable amount. This resulted in an impairment charge of $11,534,659 to the Nui Kem project and its associated assets, allocated $2,468,000 to property, plant and equipment, and $9,066,659 to deferred development expenditure.

13. Mine Properties

US$	Bong Mieu Gold Mining Company	Phuoc Son Gold Company	North Borneo Gold	Binh Dinh NZ Gold Co	GR Enmore	Total
Cost as at January 1, 2010	3,219,595	4,993,450	-	-	-	8,213,045
Additions	1,075	1,614	31,276,437	1,333,333	550,000	33,162,459
Cost as at December 31, 2010, December 31, 2011 and June 30, 2012	3,220,670	4,995,064	31,276,437	1,333,333	550,000	41,375,504
Accumulated Amortization as at January 1, 2010	(654,693)	(355,000)	-	-	-	(1,009,693)
Additions	(289,532)	(878,500)	-	-	-	(1,168,032)
Accumulated amortization as at December 31, 2010	(944,225)	(1,233,500)	-	-	-	(2,177,725)
Additions	(344,696)	(956,518)	-	-	-	(1,301,214)
Accumulated amortization as at December 31, 2011	(1,288,921)	(2,190,018)	-	-	-	(3,478,939)
Additions	(212,554)	(518,697)	-	-	-	(731,251)
Accumulated amortization as at June 30, 2012	(1,501,475)	(2,708,715)	-	-	-	(4,210,190)
Net book value as at December 31, 2010	2,276,445	3,761,564	31,276,437	1,333,333	550,000	39,197,779
Net book value as at December 31, 2011	1,931,749	2,805,046	31,276,437	1,333,333	550,000	37,896,565
Net book value as at June 30, 2012	1,719,195	2,286,349	31,276,437	1,333,333	550,000	37,165,314

The Company’s exploration and mining licenses related to the above mine properties are of a fixed term. Prior to the expiry of any of its exploration or mining licenses, the Company files applications in the ordinary course to renew those licenses that it deems necessary or advisable for the continued operation of its business. Certain of the Company’s exploration and mining licenses described above, including Phuoc Son exploration license, Bong Mieu (Ho Gan) exploration license, and North Borneo Gold mining and exploration licenses are currently pending renewal.

Bong Mieu Gold Property

The Company holds an 80 percent interest in the Bong Mieu Gold Project and holds mining and investment licenses covering thirty square kilometers within the Bong Mieu gold property area. The investment license covers three deposits: Bong Mieu Central Gold mine (an open pit), Bong Mieu Underground (an underground deposit) and Bong Mieu East (a potentially open-pit deposit). In 1997, the Company's subsidiary, Formwell Holdings Limited ("FHL"), entered into a joint venture with The Mineral Development Company Limited ("Mideco") and with Mien Trung Industrial Company ("Minco"), a mining company then controlled by the local provincial government to form the Bong Mieu Gold Mining Company ("BMGC"). The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company placed the Bong Mieu Underground project into production effective April 1, 2009 on substantial completion of the plant installation which enabled commercial production of Bong Mieu Underground to commence. The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam from the Bong Mieu Gold Project.

Phuoc Son Gold Property

The Company holds an 85 percent interest in the Phuoc Son Gold Project with a focus on exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Minco, a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment license on the Phuoc Son property. NVMC's initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

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

Bau Gold Project

During the third and fourth quarters of 2010, the Company purchased an additional combined 25 percent interest in North Borneo Gold Sdn Bhd and in May 2011, the Company acquired an additional 5.48 percent, taking its effective interest in the Bau Gold Project to 80.53 percent at December 31, 2011. In January 2012 the Company purchased an additional 2.72 percent, taking its effective interest to 83.25 percent at June 30, 2012. The remaining interest is held by the Malaysian mining group, Gladioli Enterprises Sdn Bhd. Pursuant to the Bau Agreement, Olympus is the project operator.

The Bau Gold Project comprises consolidated mining and exploration tenements within the historic Bau Goldfield, in Sarawak, East Malaysia.

The Company has agreed to acquire a further 10.3 percent from the local Malaysian joint venture partner in three remaining tranches, with final completion in January 2014 which will bring the Company’s effective interest to 93.55 percent. As a condition of settlement of Tranche 2, the Joint Venture agreement has been revised. The revisions deal with a number of operational and governance matters. Further information about the acquisition can be found in note 9.

Capcapo Gold Property

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

Tien Thuan Gold Property

The Company holds an option to acquire a 75 percent development interest in the Tien Thuan Gold Project in Binh Dinh Province, Central Vietnam.

The Tien Thuan Gold Project lies some 50 km west of the port city of Quy Nhon in Binh Dinh Province.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary, Binh Dinh New Zealand Gold Company. Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

Enmore Gold Property

The Company holds a 100 percent interest in the Enmore Gold Project in north western New South Wales, Australia through two exploration licenses covering 290km2 and is earning an 80 percent interest in two exploration licenses covering 35 km2.

14. Cash and Cash Equivalents

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made at call and for less than one month, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The fair value of cash and short-term deposits at June 30, 2012 and at December 31, 2011 approximates carrying value. The Group only deposits cash surpluses with major banks of high quality credit standing.

Cash and cash equivalents comprise the following:

US$	June 30, 2012	December 31, 2011	December 31, 2010
Cash at banks and on hand	3,397,728	7,976,516	4,105,325
Short-term deposits	-	753,732	-
Total	3,397,728	8,730,248	4,105,325

15. Trade and Other Receivables

US$	June 30, 2012	December 31, 2011	December 31, 2010
Trade receivables	45,490	19,933	1,628,255
Vietnam value-added tax	854,784	1,224,617	5,613,964
Deposits	657,956	666,549	620,680
Other receivables	55,885	111,023	126,837
Total	1,614,115	2,022,122	7,989,736

16. Inventories

US$	June 30, 2012	December 31, 2011	December 31, 2010
Doré bars and gold bullion	4,991,918	8,974,577	2,153,029
Ore in stockpiles	474,492	488,788	714,021
Gold in circuit	1,064,236	1,559,123	94,924
Mine operating supplies and spares	4,764,765	4,264,047	3,727,026
Total	11,295,411	15,286,535	6,689,000

17. Other Financial Assets

US$	June 30, 2012	December 31, 2011	December 31, 2010
Prepaid expenses	2,605,304	3,641,797	1,473,929
Total	2,605,304	3,641,797	1,473,929

Prepayments are entered into in the ordinary course of business and are generally utilized within a twelve month period.

18. Provisions

US$	Asset Retirement Obligation	Employee Entitlements	Other	Total
At January 1, 2010	974,726	128,756	135,833	1,239,315
Arising during the twelve months	574,666	173,616	571,058	1,319,340
Accretion	90,334	-	-	90,334
Utilization	(29,049)	(208,665)	(324,369)	(562,083)
At December 31, 2010	1,610,677	93,707	382,522	2,086,906
Arising during the twelve months	401,260	264,221	450,584	1,116,065
Write back of unused provisions	-	-	(95,106)	(95,106)
Accretion	79,969	-	-	79,969
Utilization	(375,947)	(209,461)	(287,416)	(872,824)
At December 31, 2011	1,715,959	148,467	450,584	2,315,010
Arising during the six months	48,265	223,013	457,325	728,603
Write back of unused provisions	-	-	(2,675)	(2,675)
Accretion	77,757	-	-	77,757
Utilization	(90,010)	(171,611)	(486,064)	(747,685)
At June 30, 2012	1,751,971	199,869	419,170	2,371,010

Comprising:
Current 2012	600,644	199,869	419,170	1,219,683
Non-current 2012	1,151,327	-	-	1,151,327
	1,751,971	199,869	419,170	2,371,010
Comprising:
Current 2011	436,966	148,467	450,584	1,036,017
Non-current 2011	1,278,993	-	-	1,278,993
	1,715,959	148,467	450,584	2,315,010
Comprising:
Current 2010	491,345	93,707	382,522	967,574
Non-current 2010	1,119,332	-	-	1,119,332
	1,610,677	93,707	382,522	2,086,906

Asset Retirement Obligations

In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized $1,977,103 in provisions for this purpose. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at the date of the consolidated statement of financial position. The provision has been calculated using a discount rate of 6.9 percent. The rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income/(loss) may be impacted.

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

19. Derivative Financial Liabilities

US$	June 30, 2012	December 31, 2011	December 31, 2010
Gold loan - gold price movements derivative	3,280,000	4,394,000	4,497,000
Gold loan vested warrants - conversion option	52,034	209,181	1,806,149
Convertible notes - conversion option	3,322,698	5,171,272	7,837,083
Convertible notes vested warrants - conversion option	2,688,875	4,188,685	4,059,984
	9,343,607	13,963,138	18,200,216

Current portion	3,280,000	-	-
Non-current portion	6,063,607	13,963,138	18,200,216
Total	9,343,607	13,963,138	18,200,216

Convertible Notes (Unsecured)

Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company’s functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the statement of comprehensive income (loss).

8 percent redeemable promissory notes (Gold Loan)

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

The call option component of the gold note, a derivative liability of the Company, has a value of US$3,296,000 at June 30, 2012 (US$4,539,000 as at December 31, 2011; US$4,846,000 as at December 31, 2010). Inputs used when valuing the call option components of the Gold Loan are:

	June 30, 2012	December 31, 2011	December 31, 2010
Gold futures prices	US$1,608 to US$1,614 per ounce	US$1,571 to US$1,585 per ounce	US$1,425 to US$1,468 per ounce
Exercise price (call options)	US$1,200 per ounce	US$1,200 per ounce	US$1,200 per ounce
Term to maturity	0.42 to 0.92 years	0.42 to 1.42 years	0.42 to 2.42 years
Annualized volatility	25% to 30%	30%	18% - 24%
Risk free rate	0.2% to 0.3%	0.1% to 0.2%	0.2% to 0.8%

The put option component of the gold note, a derivative asset of the Company, has a value of US$16,000 at June 30, 2012 (US$145,000 as at December 31, 2011; US$349,000 as at December 31, 2010). Inputs used when valuing the put option components of the Gold Loan are:

	June 30, 2012	December 31, 2011	December 31, 2010
Gold futures prices	US$1,608 to US$1,614 per ounce	US$1,571 to US$1,585 per ounce	US$1,425 to US$1,468 per ounce
Exercise price (put options)	US$900 per ounce	US$900 per ounce	US$900 per ounce
Term to maturity	0.42 to 0.92 years	0.42 to 1.42 years	0.42 to 2.42 years
Annualized volatility	30% to 35%	35%	27% - 31%
Risk free rate	0.2% to 0.3%	0.1% to 0.2%	0.2% to 0.8%

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60. Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share. As the exercise price of the stock underlying the gold loan warrants is not denominated in the Company’s functional currency, the warrants meet the definition of derivatives and are recorded as derivative liabilities under IFRS, and are revalued at each reporting date, with any change in valuation being recognized in the statement of income/(loss) and comprehensive income/(loss).

20. Interest Bearing Loans and Borrowings

US$	June 30, 2012	December 31, 2011	December 31, 2010
Gold loan	8,445,728	11,353,550	15,408,880
Secured bank loan	3,028,593	-	-
	11,474,321	11,353,550	15,408,880
Current portion	11,474,321	8,558,040	6,429,600
Non-current portion	-	2,795,510	8,979,280
Total	11,474,321	11,353,550	15,408,880

8 percent redeemable promissory notes (Gold Loan)

On June 21, 2010 the Company announced that it had consummated a private placement consisting of (i) a senior secured redeemable gold delivery promissory note (“Gold Loan”) and (ii) common stock purchase warrants. The Gold Loan is secured by certain assets of the Company and Formwell Holdings Limited and New Vietnam Mining Corporation (“Guarantors”).

At June 30, 2012
	Issued	Maturity	Interest Rate	Number of Units	Face Value US$
Gold Loan	June 18, 2010	May 31, 2013	8%	1,314	9,360,000

As at June 30, 2012, the Gold Loan has a face value of US$9,360,000 (December 31, 2011: $13,140,000; December 31, 2010: $19,440,000). The Gold Loan has an original face value of US$21,960,000, the difference to the original face value being payments of principal of US$12,600,000. It was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears.

The Gold Loan initially obligates the Company to deliver gold as settlement of the loan’s principal, subject to the adjustment feature described in note 19.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20 percent of the stated or deemed principal amount of the issued notes divided by CAD $0.60. Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as derivative liabilities.

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

Gold delivered as repayment of the loan is accounted for as a disposal of a current asset, for which a gain or loss is recorded as other income (loss) in the consolidated statement of comprehensive income (loss). The gain or loss represents the difference between the value of the note settled by way of gold and the cost of production of inventory used to settle that portion of the loan.

The Gold Loan Notes require the Company to meet certain covenants, all of which had been met as at June 30, 2012, including the following:

•	Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

Secured bank loan

In May 2012, Phuoc Son Gold Company Limited entered into a loan agreement with Vietcombank for a maximum borrowing of US$5,000,000, to be drawn down as required. The loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate is specified at the time of drawdown and may be adjusted every three months. The interest rate for drawdowns to June 30, 2012 is 5.5 percent per annum. The bank loan is secured over plant and equipment with a net carrying value of US$12,063,626 (Note 10).

21. Convertible Notes

US$	June 30, 2012	December 31, 2011	December 31, 2010
Convertible notes	24,941,680	23,154,693	6,826,376

Current portion	621,092	630,153	390,243
Non-current portion	24,320,588	22,524,540	6,436,133
Total	24,941,680	23,154,693	6,826,376

At June 30, 2012
Convertible Notes	Issued	Maturity	Interest Rate	Number of Units	Face Value CAD	Face Value USD	Effective Interest Rate	Conversion Rate per Unit	Total Shares on Conversion
9% CAD Notes(1)	26-Mar-10	26-Mar-14	9%	12,709,942	10,676,355		31.9%	0.42	25,419,893
8% CAD Notes(2)	29-Apr-11	29-Apr-15	8%	150	15,000,000		36.8%	0.50	30,000,000
8% USD Notes(3)	6-May-11	6-May-15	8%	14,600,000		14,600,000	24.5%	0.51	28,627,451

(1) The 9% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.

(2) The 8% CAD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

(3) The 8% USD Notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

The Convertible Note agreements require the Company to meet certain covenants, all of which had been met as at June 30, 2012, including the following:

•	Affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.

22. Trade and Other Payables

US$	June 30, 2012	December 31, 2011	December 31, 2010
Current:
Trade payables	9,316,329	8,040,276	809,712
Accruals and other payables	5,007,132	7,851,272	7,223,470
Total	14,323,461	15,891,548	8,033,182

23. Other Financial Liabilities

The Company had capital leases for projects related to the Phuoc Son property.

US$	June 30, 2012	December 31, 2011	December 31, 2010
Total minimum lease payment	872,782	354,312	818,946
Less: current position	(872,782)	(354,312)	(818,946)
Total	-	-	-

As all lease payments will be settled within one year, the present value of the lease payments approximates their book value.

24. Capital and Reserves

Common shares

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.

The following table shows movements in the capital stock of the Company for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010.

	Number of Shares	Amount (US$)
Common shares, January 1, 2010	268,458,779	97,318,003
Common shares issued(1) Common shares issued(2) Exercise of options Common shares issued(3) Conversion of Notes Share issue costs(3)	54,226,405 951,703 1,181,150 37,000,000 3,692,760 -	14,759,776 293,526 717,201 16,291,697 1,267,210 (743,557)
Common shares, December 31, 2010	365,510,797	129,903,856

	Number of Shares	Amount (US$)
Common shares, January 1, 2011	365,510,797	129,903,856
Common shares issued(4) Exercise of options Exercise of warrants Conversion of Notes Common Shares Bought Back and Cancelled(5) Share issue costs(4)	14,000,000 3,334 9,921 1,363,855 (294,000) -	5,787,600 2,148 18,068 497,685 (73,022) (289,380)
Common shares, December 31, 2011	380,593,907	135,846,955

	Number of Shares	Amount (US$)
Common shares, December 31, 2011	380,593,907	135,846,955
Exercise of options Common Shares Bought Back and Cancelled(6)	817,458 (2,630,179)	197,856 (910,114)
Common shares, June 30, 2012	378,781,186	135,134,697

(1)
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

(2)	The Company issued 951,703 common shares in settlement of AUD$319,335 consultancy fee related to the amalgamation with Zedex.

(3)
The Company issued 37,000,000 common shares at A$0.45 per share, for gross proceeds of 16,291,697 and net proceeds of $15,548,141. Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

(4) In March 2011 the Company completed a non-brokered private placement of 14,000,000 shares at a price of A$0.40 per share, for gross proceeds of $5,787,600 and net proceeds of $5,498,220. Agents for the private placement were paid a cash commission of 5% of the gross proceeds of the placement.

(5) In December 2011 the Company bought back 294,000 shares on market at an average price of USD$0.25 per share and cancelled them.

(6) In 2012 the Company bought back 2,630,179 shares on market at an average price of USD$0.35 per share and cancelled them.

Common Share Buy-back Program

On November 28, 2011, the Company announced its intention to make a normal course issuer bid to be transacted through the facilities of the TSX (the “Normal Course Issuer Bid”) and filed a buy-back announcement with the Australian Securities Exchange (with the Normal Course Issuer Bid, the “Buy-Back Program”).

Pursuant to the terms of the Buy-Back Program, Olympus may purchase its own common shares for cancellation in compliance with TSX or ASX rules, as applicable up to a maximum of 30,072,558 shares, being 10 percent of its public float. Purchases will be subject to a daily maximum of 49,601 shares representing 25 percent of the average daily trading volume of 198,403 shares for the six months ended October 31, 2011, except where such purchases are made in accordance with “block” purchase exemptions under TSX guidelines. Olympus will initiate purchases at different times starting on or after December 1, 2011, and ending no later than November 30, 2012.

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

The following table provides a summary of the stock option activity for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010.

	June 30, 2012		December 31, 2011		December 31, 2010
	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD	Number of Options	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	35,278,977	0.54	31,084,998	0.52	18,212,496	0.50
Granted	14,737,960	0.42	6,235,733	0.62	18,395,716	0.50
Exercised	(1,092,960)	0.12	(3,334)	0.45	(4,072,798)	0.32
Cancelled/ Expired	(11,041,221)	0.66	(2,038,420)	0.49	(1,450,416)	0.51
Outstanding, end of the period	37,882,756	0.47	35,278,977	0.54	31,084,998	0.52
Options exercisable at the end of the period	24,433,130	0.50	30,858,452	0.54	23,701,997	0.53

The following table summarizes information about the stock options outstanding as at June 30, 2012.

Options Outstanding	Options Exercisable

Range of Exercise Prices $CAD	Number Outstanding As at June 30, 2012	Weighted Average Remaining Life (years)	Weighted Average Exercise Price $CAD	Number Exercisable As at June 30, 2012	Weighted Average Exercise Price $CAD
0.12	297,654	1.51	0.12	297,654	0.12
0.20 - 0.29	1,875,000	4.97	0.26	-	-
0.30 - 0.39	4,470,000	4.76	0.33	-	-
0.40 - 0.49	14,202,184	2.90	0.41	13,993,851	0.41
0.50 - 0.59	9,908,229	4.38	0.52	3,095,269	0.53
0.60 – 0.69	3,950,000	1.77	0.61	3,916,667	0.61
0.70 – 0.79	2,763,022	3.63	0.72	2,713,022	0.72
0.80 – 0.89	416,667	1.25	0.80	416,667	0.80
	37,882,756		0.47	24,433,130	0.50

During the six-month period ended June 30, 2012, 14,737,960 options were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes, at $2,465,107. These options have various exercise prices of between CAD$0.26 and CAD$0.52. The exercise price of these and most of the other outstanding options was determined based on the Volume Weighted Average Price (VWAP), being the listing of the stock activities for five business days from the grant date. 1,425,000 of the options vest within three months, the remaining 13,137,960 outstanding options vest after 12 months from the grant date and 175,000 options were cancelled subsequent to the period end.

Warrants

The following table shows movements in number of warrants of the Company for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010.

	June 30, 2012		December 31, 2011		December 31, 2010
	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD	Number of Warrants	Weighted Average Exercise Price $CAD
Outstanding, beginning of the period	39,508,908	0.86	20,278,076	0.74	-	-
Granted – Vested Warrants1	-	-	-	-	15,178,559	$0.50
Granted – Broker Warrants	-	-	-	-	2,428,571	$0.50
Granted – Agent Warrants	-	-	-	-	2,668,750	$0.60
Granted – Gold Loan Warrants2	-	-	-	-	2,196	$2,082
Granted – Agent Warrants	-	-	4,690,196	0.55	-	-
Granted – Vested Warrants3	-	-	150	55,000	-	-
Granted – Vested Warrants4	-	-	14,600,000	0.55	-	-
Exercised	-	-	(59,514)	0.50	-	-
Outstanding, end of the period	39,508,908	0.86	39,508,908	0.86	20,278,076	$0.74

1.
In 2010 the Company issued a further 15,178,559 vesting warrants which only vest in the event of early redemption of the 9% CAD convertible note described in note 19. In that event the vested warrants are no longer exercisable.

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

Consolidated Changes in Equity - Other Reserves

The changes in equity-other reserves for the six-month period ended June 30, 2012 is as follows:

US$	Other reserves	Broker warrants	Foreign currency	Equity based compensation reserve	Investment premium reserve	Total
Balance at January 1, 2010	(93,627)	-	(2,513,078)	7,032,113	-	4,425,408
Options granted and vested	-	-	-	2,323,275	-	2,323,275
Options exercised	-	-	-	(654,896)	-	(654,896)
Warrants granted and vested	-	521,561	-	-	-	521,561
Investment in subsidiary	-	-	-	-	(10,106,702)	(10,106,702)
Balance at December 31, 2010	(93,627)	521,561	(2,513,078)	8,700,492	(10,106,702)	(3,491,354)
Options granted and vested	-	-	-	3,063,380	-	3,063,380
Options exercised	-	-	-	(661)	-	(661)
Warrants granted and vested	-	896,484	-		-	896,484
Investment in subsidiary	-	-	-		(4,927,389)	(4,927,389)
Balance at December 31, 2011	(93,627)	1,418,045	(2,513,078)	11,763,211	(15,034,091)	(4,459,540)
Options granted and vested	-	-	-	1,462,067	-	1,462,067
Options exercised	-	-	-	(173,808)	-	(173,808)
Warrants granted and vested	-	-	-	-	-	-
Investment in subsidiary	-	-	-	-	(2,467,609)	(2,467,609)
Balance at June 30, 2012	(93,627)	1,418,045	(2,513,078)	13,051,470	(17,501,700)	(5,638,890)

Other reserves

This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

Broker warrants

This reserve represents broker warrants associated with the 9 percent CAD Convertible Note that was issued in March 2010, the 8 percent CAD Convertible Note that was issued in April 2011 and the 8 percent USD Convertible Note that was issued in May 2011.

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

25. Employee Entitlements

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

The total share compensation expense recognized for stock options during the six-month period ended June 30, 2012 is $1,462,071 (twelve-month period ended December 31, 2011 - $1,277,892; twelve-month period ended December 31, 2010 - $1,876,574).

During the six-month period ended June 30, 2012, 14,737,960 options were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes, at $2,465,107 (refer to note 24 for further information).

Deferred Share Units
In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares. Under terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. The value of DSU cash payment changes with the fluctuations in the market value of the common shares. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in management fees and salaries in the period of the change. Total DSUs granted as at June 30, 2012 were 237,357 units. No DSUs were granted during the six-month period ended June 30, 2012, 237,357 units were paid out during the same period and 237,357 were due to be paid out at June 30, 2012. Liabilities related to this plan are recorded in accrued liabilities and totaled $57,885 as at June 30, 2012 (as at December 31, 2011 - $188,491; as at December 31, 2010 - $384,556). Compensation expense related to this plan for the six-month period ended June 30, 2012 was $36,064 (income for the year ended December 31, 2011 - $196,065; income for the year ended December 31, 2010 - $181,296).

26. Related Party Disclosures

The consolidated financial statements include the financial statements of Olympus Pacific Minerals Inc. and the subsidiaries listed in the following table:

		% equity interest held as at
Name	Country of incorporation	June 30, 2012	December 31, 2011
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
Olympus Pacific Vietnam Ltd	British Virgin Islands	100	100
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Olympus Pacific Thailand Ltd	British Virgin Islands	100	100
Kadabra Mining Corp.	Philippines	100	100
Olympus Pacific Minerals Vietnam Ltd	Vietnam	100	100
OYM NZ Ltd	New Zealand	100	100
Olympus Pacific Minerals Labuan Ltd	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	83.25	80.53
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100

Compensation of key management of the group was as follows:

US$	6 months ended June 30, 2012	12 months ended December 31, 2011	12 months ended December 31, 2010
Management fees and salary	715,046	3,023,077	1,307,518
Share based compensation	957,243	924,409	1,281,203
Total compensation of key management	1,672,289	3,947,486	2,588,721

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Management fees and reimbursement of expenses

Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2012 and 2011; Wholesale Products Trading Limited associated with Peter Tiedemann in 2012 and 2011; Action Management Limited and Starsail Capital Limited associated with Charles Barclay in 2012 and 2011; Lloyd Beaumont No. 2 Trust associated with Paul Seton in 2012 and 2011; Whakapai Consulting Ltd associated with Jane Bell in 2012 and 2011; The Jura Trust associated with John Seton in 2012 and 2011 and K&K Management GmbH associated with Klaus Leiders in 2012.

Directors' interest in the stock option plan

Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of options outstanding
Issue Date	Expiry Date	Exercise Price CAD$	June 30, 2012	December 31, 2011	December 31, 2010
Mar-07	Mar-12	0.65	-	850,000	850,000
Mar-07	Mar-12	0.75	-	4,000,000	4,000,000
Jun-08	Jan-13	0.40	1,809,000	1,809,000	1,809,000
Apr-09	Jan-14	0.12	-	722,872	722,872
Jan-10	Dec-14	0.40	2,073,618	3,073,618	3,073,618
Feb-10	Apr-12	0.87278	-	166,667	166,667
Feb-10	Jun-12	0.5742	-	625,000	625,000
Jun-10	Apr-15	0.42	2,250,000	3,000,000	3,000,000
Jun-10	Apr-15	0.60	2,250,000	3,000,000	3,000,000
Sep-10	Dec-14	0.45	-	997,252	997,252
Jan-11	Dec-15	0.72	1,068,378	1,737,723
Aug-11	Aug-16	0.515	-	254,213
Sep-11	Sep-16	0.532	751,599	1,372,205
Jan-12	Jan-17	0.420	1,250,000
Feb-12	Feb-17	0.520	3,472,872
Mar-12	Mar-17	0.330	3,015,000
May-12	May-13	0.320	150,000
Total			18,090,467	21,608,550	18,244,409

Directors' interest in the deferred share units plan

Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

	Units			Value of units outstanding (US$)
Award Date	June 30, 2012	Dec 31, 2011	Dec 31, 2010	June 30, 2012	Dec 31, 2011	Dec 31, 2010
14/05/2008	116,667	350,000	350,000	28,452	92,648	189,019
14/05/2009	120,690	362,070	362,070	29,433	95,843	195,537
Total of deferred share units outstanding	237,357	712,070	712,070	57,885	188,491	384,556

27. Commitments and Contingencies

	As at June 30, 2012
Payment Due (US$)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	872,782	872,782
Operating leases	985,865	818,211	61,937	61,937	43,780
Purchase obligations - supplies & services	2,805,010	2,754,215	50,795
Purchase obligations - capital	1,719,095	1,719,095
Asset retirement obligations	1,751,972	600,645	424,276	134,905	88,482	503,664
Total	8,134,724	6,764,948	537,008	196,842	132,262	503,664

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

During the six-month period ended June 30, 2012 the Company sold gold at the weighted average price of US$1,668 per ounce. A change of US$100 in the gold price per ounce the Company received would have changed the Company’s net income by approximately $2,071,100 in the six-month period.

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

The most significant transaction exposure arises in the parent Company in Canada. The balance sheet of the Parent Company includes US and Canadian dollar cash and cash equivalents and Convertible Note liabilities in Canadian dollars. The Parent Company is required to revalue the US dollar equivalent of the Canadian dollar cash and cash equivalents and liability at each period end. Foreign exchange gains and losses from these revaluations are recorded in the statement of comprehensive income (loss).

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

In accordance with IFRS 7, the impact of foreign currencies has been determined based on the balances of financial assets and liabilities at June 30, 2012. This sensitivity does not represent the income statement impact that would be expected from a movement in foreign currency exchange rates over the course of a period of time.

If the US$ had gained (lost) 5 percent against all currencies significant to the Group, the impact would have been:

	Closing exchange rate	Effect on net earnings of a 5% change	Effect on equity of a 5% change
Local currency to the USD	June 30, 2012	2012 (6 months)	2012 (6 months)
US$ : VND	20,829	(330,198)	(330,198)
US$ : CAD	1.0251	(1,036,680)	(1,036,680)
Total		(1,366,878)	(1,366,878)

	Closing exchange rate	Effect on net earnings of a 5% change	Effect on equity of a 5% change
Local currency to the USD	December 31, 2011	2011	2011
US$ : VND	20,829	(71,745)	(71,745)
US$ : CAD	1.0200	(1,079,690)	(1,079,690)
Total		(1,151,435)	(1,151,435)

	Closing exchange rate	Effect on net earnings of a 5% change	Effect on equity of a 5% change
Local currency to the USD	December 31, 2010	2010	2010
US$ : VND	18,932	382,738	382,738
US$ : CAD	1.0000	(835,729)	(835,729)
Total		(452,991)	(452,991)

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments which are measured at fair value by valuation technique:

Level 1:	Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

All financial instruments measured at fair value use level 2 valuation techniques in all years.

There have been no transfers between fair value levels during the reporting period.

Interest rate risk

As at June 30, 2012, the Company holds Convertible Note liabilities that attract interest at fixed rates of 8 percent and 9 percent (refer note 21). The Company also has a redeemable promissory note arrangement associated with the delivery of gold that requires interest to be paid a fixed rate of 8 percent per annum (refer notes 19 and 20). There is no risk of the interest rate increasing for these convertible notes and the gold loan as the rates are fixed.

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

Liquidity risk

Liquidity risk arises through excess financial obligations over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents. As at June 30, 2012, the Company was holding cash and cash equivalents of $3,397,728 (December 31, 2011 - $8,730,248; December 31, 2010: $4,105,325). A table of commitments and contractual obligations of the Company are presented in note 27.

Principal repayments on debt are due as follows:

	Repayments during the year ended June 30,
US$	2013	2014	2015	Total
Convertible notes-CAD 9%		10,414,784		10,414,784
Convertible notes-CAD 8%			14,632,500	14,632,500
Convertible notes-USD 8%			14,600,000	14,600,000
Gold loan	9,360,000			9,360,000
Total	9, 360,000	10,414,784	29,232,500	49,007,284

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

As at June 30, 2012, the Company has convertible debt and gold loan debt totalling $36,416,001 (December 31, 2011: $34,508,243; December 31, 2010: $22,235,256) and a cash balance of $3,397,728 (December 31, 2011: $8,730,248; December 31, 2010: $4,105,325).

Total managed capital as at June 30, 2012 was $105,633,287 (December 31, 2011: $125,135,353; December 31, 2010: $101,601,187). The Company has no obligation to pay dividends on share capital.

US$	June 30, 2012	December 31, 2011	December 31, 2010
Current
Interest-bearing loans and borrowings	11,474,321	8,558,040	6,429,600
Convertible notes	621,092	630,153	390,243
Trade and other payables	14,323,461	15,891,548	8,033,182
Derivative financial liabilities	3,280,000	-	-
Non-Current
Interest-bearing loans and borrowings	-	2,795,510	8,979,280
Convertible notes	24,320,588	22,524,540	6,436,133
Derivative financial liabilities	6,063,607	13,963,138	18,200,216
Less:
Cash	(3,397,728)	(8,730,248)	(4,105,325)
Trade and other receivables	(1,614,115)	(2,022,122)	(7,989,736)
Net Debt	55,071,226	53,610,559	36,373,593
Equity	50,562,061	71,524,794	65,227,594
Capital and Net Debt	105,633,287	125,135,353	101,601,187

29. Income Taxes

The significant components of income tax expense for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and December 31, 2010 are:

US$,000	June 30, 2012	December 31, 2011	December 31, 2010
Income tax expense
Current tax:
Based on taxable income for the current year	564	3,810	2,237
Withholding tax on interest	141	124	18
Prior year adjustment	-	34	-
Total current taxation charge for the year	705	3,968	2,255
Deferred tax:
Origination and reversal of temporary differences	694	213	(620)
Total deferred tax charge/(credit) for the year	694	213	(620)
Total tax expense	1,399	4,181	1,635

A reconciliation between tax expense and the product of accounting profit multiplied by Olympus Pacific Mineral’s domestic tax rate for the years ended June 30, 2012, December 31, 2011 and December 31, 2010 are as follows:

US$,000	June 30, 2012	December 31, 2011	December 31, 2010
Income (loss) before income tax	(16,928)	5,825	(11,138)
Expected tax charge at the weighted average statutory income tax rate 16%	(2,735)	2,958	(3,415)
Non-deductible/(assessable) items	756	(384)	2,211
Benefit of current year loss not recognized	3,149	1,459	3,281
Foreign exchange adjustments	-	(65)	160
Deferred tax on foreign exchange related to non-monetary assets	88	213	(620)
Withholding taxes	141	-	18
Tax expense at an effective income tax rate	1,399	4,181	1,635

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

Unrecognized tax losses/unrecognized deductible temporary differences

The Group has unrecognized deferred tax assets in relation to tax losses that are available to carry forward against future taxable income of the companies in which the losses arose. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in entities for which it is not probable that there will be taxable profits in the future. The tax losses for Canada are $47,256,000 which will expire between 10 to 20 years. The tax losses for Vietnam are $19,540,000 which will expire between one to five years.

The following tax benefits related to deductible temporary differences have not been recognized:

US$,000	June 30, 2012	December 31, 2011	December 31, 2010
Non-capital loss	66,831	42,021	34,934
Net capital losses	1,681	1,267	165
Share Issuance costs	1,629	1,936	2,398
Derivative Liability	4,672	6,982	9,100
Property, Plant &Equipment	-	119	216
Mineral Properties	2,430	5,310	2,001
Total	77,243	57,635	48,814

Deferred Tax

The deferred tax assets/(liabilities) included on the face of the balance sheet are as follows:

US$,000	June 30, 2012	December 31, 2011	December 31, 2010	Tax Exp 2012	Tax Exp 2011	Tax Exp 2010
Deferred tax assets
Mineral Properties	-	-	254	-	254	329
Property, Plant & Equipment	-	121	-	121	(121)	-
Non Capital Losses	15	-	-	(15)	-	(254)
Total	15	121	254	106	133	75

Deferred tax liabilities
Mineral Properties	(6,743)	(6,695)	(6,590)	88	334	(620)
Property, Plant & Equipment	(500)	-	(254)	500	(254)	(75)
Total	(7,243)	(6,695)	(6,844)	588	80	(695)

Reflected in the consolidated statement of financial position as follows:

US$,000	June 30, 2012	December 31, 2011	December 31, 2010
Deferred tax asset	-	121	-
Deferred tax liabilities	(7,228)	(6,695)	(6,590)
Deferred tax liabilities, net	(7,228)	(6,574)	(6,590)

Deferred tax assets and liabilities denominated in foreign currencies are retranslated at year-end exchange rates.

30. Unaudited financial information

Unaudited condensed, comparative and consolidated financial information of the Group’s for the six-month period ended June 30, 2011.

US$	For the six-month period ended June 30, 2011
Revenues	6,749,680
Income (Loss) before income taxes	(800,695)
Income (Recovery) taxes	(7,981)
Income after taxes	(792,714)

Earnings/(loss) per share attributable to equity holders
Basic	(0.002)
Diluted	(0.002)

END OF NOTES TO FINANCIAL STATEMENTS

