Form 20-F
period 2013-06-30
BESRA GOLD INC.
filed 2013-09-18
CIK 1164099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2013
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934
OR
[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ____________ to __________

Commission file number 0-52324

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)
(Exact name of Registrant as specified in its charter)

n/a
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

Suite 500 –10 King Street East, Toronto, Ontario, Canada, M5C 1C3
(Address of principal executive offices)

Jeffrey Klam, T: 416-572-2525, info@besra.com, F: 416-572-4202
Suite 500 –10 King Street East, Toronto, Ontario, Canada, M5C 1C3
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 378,951,274

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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
By the International Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[] Item 17   [] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes []      No [X]

Table of Contents

GLOSSARY	3
Cautionary Note Regarding Forward-Looking Information	6
ITEM 1: Identity of Directors, Senior Management and Advisers	7
ITEM 2: Offer Statistics and Expected Timetable	7
ITEM 3: Key Information	8
3A. Selected Financial Data	8
3B. Capitalization and Indebtedness	9
3C. Reasons for the Offer and Use of Proceeds	9
3D. Risk Factors	9
ITEM 4: Information on the Company	17
4A. History and Development of the Company	17
4B. Business Overview	22
4C. Organizational Structure	25
4D. Property, Plant and Equipment	25
4E. Unresolved Staff Comments	57
ITEM 5: Operating and Financial Review and Prospects	58
5A. Operating Results	58
5B. Liquidity and Capital Resources	64
5C. Research and development, patents and licenses, etc.	66
5D. Trend Information	67
5E. Off-Balance Sheet Arrangements	67
5F. Tabular Disclosure of Contractual Obligations as at June 30, 2013	67
ITEM 6: Directors, Senior Management, and Employees	68
6A. Directors and Senior Management	68
6B. Compensation	70
6C. Board Practices	74
6D. Employees	75
6E. Share Ownership	76
ITEM 7: Major Shareholders and Related Party Transactions	78
7A. Major Shareholders	78
7B. Related Party Transactions	79
7C. Interests of Experts and Counsel	80
ITEM 8: Financial Information	81
8A. Consolidated Statements and Other Financial Information	81
8B. Significant Changes	81
ITEM 9: The Offer and Listing	82
9A. Offer and Listing Details	82
9B. Plan of Distribution	83
9C. Markets	83
9D. Selling Shareholders	83
9E. Dilution	83
9F. Expenses of the Issue	83
ITEM 10: Additional Information	84
10A. Share Capital	84
10B. Memorandum and Articles of Association	84
10C. Material Contracts	84
10D. Exchange Controls	84

10E. Taxation	85
10E.1. Certain Canadian Federal Income Tax Consequences – General	85
10E.2. Dividends	85
10E.3. Disposition of Common Shares	86
10E.4. United States Taxation	86
10F. Dividends and Paying Agents	89
10G. Statements by Experts	89
10H. Documents on Display	89
10I. Subsidiary Information	89
ITEM 11: Quantitative and Qualitative Disclosures about Market Risk	90
ITEM 12: Description of Securities other than Equity Securities	90
ITEM 13: Defaults, Dividend Arrearages and Delinquencies	90
ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds	90
ITEM 15: Controls and Procedures	90
ITEM 16: [RESERVED]	91
ITEM 16A. Audit Committee Financial Expert	91
ITEM 16B. Code of Ethics	91
ITEM 16C. Principal Accountant Fees and Services	91
ITEM 16D. Exemptions From the Listing Standards for Audit Committees	91
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	91
ITEM 16F. Change in Registrant’s Certifying Accountant	92
ITEM 17: Financial Statements	92
ITEM 18: Financial Statements	92
ITEM 19: Exhibits	92
19A. Financial Statements	92
19B. Exhibits	93
SIGNATURES	97

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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        3

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

schists	a metamorphic rock containing abundant particles of mica, characterized by strong foliation, and originating from a metamorphism in which directed pressure plays a significant role.
shaft	a vertical or inclined tunnel in an underground mine driven downward from surface.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        4

shear	a tabular zone of faulting within which the rocks are crushed and flattened.
skarn	a lime-bearing silicate derived from nearly pure limestone and dolomite with the introduction of large amounts of silicon, aluminum, iron, and magnesium.
stoping	the act of mining in a confined space.
stratigraphic units	sequences of bedded rocks in specific areas.
strike	the direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.
thrust fault
a particular type of fault, or break in the fabric of the Earth’s crust with resulting movement of each side against the other, in which a lower stratigraphic position is pushed up and over another. This is the result of compressional forces.

toll treatment	processing or treatment of ore at an offsite processing facility.
trenching	the surface excavation of a linear trench to expose mineralization for sampling.
vein	a tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometers (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams
1 kilometer (km)	= 1,000 meters

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        5

Cautionary Note Regarding Forward-Looking Information

This report contains certain forward-looking statements relating to, but not limited to, management’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “believe”, “expect”, “anticipate”, “project”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but is not limited to, statements regarding:

•	reserve and resource estimates;

•	estimates of future production;

•	unit costs, costs of capital projects and timing of commencement of operations;

•	production and recovery rates;

•	financing needs, the availability of financing on acceptable terms or other sources of funding, if needed; and

•	the timing of additional tests, feasibility studies and environmental or other permitting
Forward-looking statements should not be construed as guarantees of future performance. The forward-looking statements contained herein are based on our management’s current expectations, estimates, assumptions, opinions and analysis in light of its experience that, while considered reasonable at the time, may turn out to be incorrect or involve known and unknown risks, uncertainties and other factors that are inherently subject to a number of business and economic risks and uncertainties and contingencies that could cause actual results to differ materially from any forward-looking statement.  Forward-looking statements involve significant known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following:

•	failure to establish estimated resources and reserves;

•	the grade and recovery of ore which is mined varying from estimates;

•	capital and operating costs varying significantly from estimates;

•	delays in obtaining or failures to obtain required governmental, environmental or other project approvals;

•	changes in national and local government legislation, taxation or regulations, political or economic developments;

•	the ability to obtain financing on favorable terms or at all;

•	inflation;

•	changes in currency exchange rates;

•	fluctuations in commodity prices;

•	delays in the development of projects; and

•	other risks that we set forth in our filings with the SEC and other applicable securities regulatory authorities from time to time and available at www.sedar.com or www.sec.gov/edgar.
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
Emerging Growth Company Status

The Company is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012), and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the Securities and Exchange Commission (the “SEC”)) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        6

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).
Any U.S. domestic issuer that is an emerging growth company is able to avail itself to the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. As a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.
As a reporting issuer under the securities legislation of the Canadian provinces of British Columbia, Alberta, Ontario and Quebec, the Company is required to comply with all new or revised accounting standards that apply to Canadian public companies. The Company has reviewed new and revised accounting pronouncements that have been issued. There have been no new or amended International Financing Reporting Standards (“IFRS”) or interpretations applicable to the Company which were issued and were effective at July 1, 2012.

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        7

ITEM 3:	KEY INFORMATION

3A.	Selected Financial Data
The following is selected financial data of Besra Gold Inc. (together with its consolidated subsidiaries, the “Company”, “Besra” or “we”, “us”, “our” or similar identifying terminology), expressed in United States dollars, for the fiscal year ended June 30, 2013, the six month transitional fiscal year ended June 30, 2012 and the fiscal years ended December 31, 2011 and 2010 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the fiscal year ended December 31, 2009, which differ substantially from United States generally accepted accounting principles (“US GAAP”) . The Consolidated Financial Statements for the year ended June 30, 2013, the six-month transitional fiscal year ended June 30, 2012 and the fiscal years ended December 31, 2011 and 2010 comply with IFRS as published by the IASB. Prior to the adoption by the Company of IFRS, for a description of the differences between Canadian GAAP and US GAAP, and how these differences could affect the Company’s financial statements, please see Note 19 to the audited financial statements for the years ended December 31, 2010 and 2009 which are included in Item 19 of the Company’s 2010 20-F Annual Report dated June 7, 2011. Note 19 to the audited financial statements for the years ended December 31, 2010 and 2009 is incorporated by reference herein. This reconciliation is not required for financial statements prepared under IFRS, and accordingly has not been prepared for year ended June 30, 2013, the six-month transitional fiscal year ended June 30, 2012 and fiscal years ended December 31, 2011 and 2010.
The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report on Form 20-F.
Table No. 1:    Selected Financial Data

AMOUNTS IN ACCORDANCE WITH IFRS	Year Ended June 30, 2013 Audited	Six-month Transitional Year Ended June 30, 2012 Audited	Year Ended December 31, 2011 Audited	Year Ended December 31, 2010 Audited
Revenue	82,772,713	34,552,265	47,976,630	35,986,013
Income (Loss) for the Period	(25,303,029)	(18,326,891)	1,644,898	(12,773,072)
Basic (Loss) Earnings Per Share	(0.061)	(0.040)	0.003	(0.042)
Diluted (Loss) Earnings Per Share	(0.061)	(0.040)	0.003	(0.042)
Dividends Per Share	Nil	Nil	Nil	Nil
Period-End Shares	378,951,274	378,781,186	380,593,907	365,510,797
Cash	4,062,045	3,397,728	8,730,248	4,105,325
Working Capital	(11,614,243)	318,587	3,210,632	3,618,445
Mine Properties	35,265,242	37,165,314	37,896,565	39,197,779
Deferred Exploration Expenditure	22,678,843	21,428,562	19,516,555	13,621,774
Deferred Development Expenditure	6,216,049	10,636,534	20,276,490	18,103,858
Long-Term Liabilities	35,453,449	38,763,749	47,257,310	41,325,266
Capital Stock	135,182,292	135,134,697	135,846,955	129,903,856
Non-Controlling Interest	(340,875)	2,169,412	5,920,409	5,682,771
Shareholders’ Equity	24,691,506	50,562,061	71,524,794	65,227,594
Total Assets	101,359,498	121,117,149	145,252,174	123,192,405

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        8

(US$)	Year Ended December 31, 2009
Audited
AMOUNTS IN ACCORDANCE WITH CANADIAN GAAP
Revenue	16,400,740
Loss for the Period	(9,346,892)
Basic & Diluted Loss Per Share	(0.038)
Dividends Per Share	Nil
Period-End Shares	268,458,779
Cash	5,718,725
Working Capital	7,400,950
Mineral Properties	7,203,352
Deferred Development and Exploration	25,049,053
Long-Term Liabilities	770,010
Capital Stock	97,318,003
Non-Controlling Interest	(444,043)
Shareholders’ Equity	48,314,083
Total Assets	54,024,268
AMOUNTS IN ACCORDANCE WITH US GAAP	Year Ended December 31, 2009 Audited
Net Comprehensive Loss	(8,056,464)
Loss Per Share – Basic & Diluted	(0.03)
Mineral Properties	7,172,729
Deferred Development and Exploration	4,797,776
Non-controlling Interest	(339,358)
Shareholders’ Equity	27,967,401
Total Assets	33,677,586
In this Report on Form 20-F, unless otherwise specified, all dollar amounts are expressed in United States dollars.

3B.	Capitalization and Indebtedness
Not applicable.

3C.	Reasons or the Offer and use of Proceeds
Not applicable.

3D.	Risk Factors
The Company faces significant risk factors and uncertainties associated with its business and its industry, similar to those faced by other exploration and development companies in Southeast Asia, including the following general description of material risk factors:

▪
There is a significant doubt regarding the ability of the Company to continue as a going concern. The Company's Financial Statements as at and for the year ended June 30, 2013 were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the year ended June 30, 2013, the Group incurred a net loss of US$25,303,029. As at June 30, 2013 the Group's current liabilities exceeded its current assets by US$21,337,451. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to continue profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
The ability of the Company to continue as a going concern depends upon its ability to resume profitable operations or to continue to access debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company. Management is considering various alternatives, including a

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        9

number of initiatives to raise additional capital or to restructure its existing debt. However, as at the date of this report the Company has not secured such further financing. Although the Company has been successful in securing the funds necessary to execute its business plan in the past, it is not possible to determine with certainty the success or adequacy of its current financing initiatives.

▪
Not all of the Company's mineral properties contain a known commercially mineable mineral deposit. The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate, establish or expand mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation nor enable a continuation of those operations when established. Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as ground conditions, depth, grade, size and proximity to infrastructure; the ability of the Company to maximize the recovery rate of ore extracted; cost of supplies; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

▪
The Company's resources and reserves estimates are subject to uncertainty. The Company's mineral resources and mineral reserves are estimates based on a number of assumptions, any adverse changes in which could require the Company to lower its mineral resource and mineral reserve estimates. There is no certainty that any of the mineral resources or mineral reserves disclosed by the Company will be realized or that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that reserves can be mined or processed profitably. Until a deposit is actually mined and processed, the quantity and grades of mineral resources and mineral reserves must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in the quantity of mineral resources or mineral reserves, grade or stripping ratio may affect the economic viability of the Company's properties. There can also be no assurance that any discoveries of new or additional reserves will be made. Any material reductions in estimates of mineral resources or mineral reserves could have a material adverse effect on the Company's results of operations and financial condition. This risk may be particularly acute with respect to the Bong Mieu Central Gold Mine where the Company conducted a limited amount of drilling before making its decision to commence production.

▪
The Company may not meet key production or other cost estimates. A decrease in the amount of or a change in the timing of the mineral production outlook for the Company may impact the amount and timing of cash flow from operations. The actual impact of such a decrease of cash flow from operations would depend on the timing of any changes in production and on actual prices. Any change in the timing of these projected cash flows resulting from production shortfalls or labor disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to, as applicable, reduce debt levels and fund operating and exploration activities. Should such production shortfalls or labor disruptions occur, the Company may require additional financing to fund capital expenditures in the future. The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the Company's projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, the current estimates. In particular, the Bong Mieu Central Gold Mine was put into production without a full feasibility study. Instead, the Company prepared a pre-feasibility study, which can underestimate a project's capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization. Accordingly, production estimates in respect of the Bong Mieu Central Gold Mine may be even less reliable. If actual results are less favorable than the Company currently estimates, the Company's business, results of operations, financial condition and liquidity could be materially adversely impacted.

▪
The Company is subject to various risks associated with its mining operations. By its nature, the business of mineral exploration, project development, mining and processing, contains elements of significant risks and hazards. The continuous success of the Company's business is dependent on many factors including, but not limited to:

◦	discovery and/or acquisition of new ore reserves;

◦	securing and maintaining title to tenements and obtaining necessary consents, permits or authorizations for exploration and mining;

◦	successful design and construction of mining and processing facilities;

◦	successful commissioning and operating of mining and processing facilities;

◦	ongoing supplies of essentials goods and services; and

◦	the performance of the technology incorporated into the processing facility.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        10

▪
The Company is largely dependent upon its mining and milling operations at its Phuoc Son mine and any adverse condition affecting that operation may have a material adverse impact on the Company. The Company's operations at the Phuoc Son property accounted for approximately 73% of the Company's gold production for the year ended June 30, 2013 (70% and 69% in the six months ended June 30, 2012 and the year ended December 31, 2011) and is expected to account for approximately 74% of the Company's gold production in 2014 (based on the Company's production guidance of 70,000 ounces). Any adverse condition affecting mining or milling conditions at the Phuoc Son property could be expected to have a material adverse effect on the Company's financial performance and results of operations. The Company also anticipates using revenue generated by its operations at Phuoc Son to finance a substantial portion of its capital expenditures during the Company's 2014 fiscal year, including at the Company's Bau Gold Property in East Malaysia. The Company likely will continue to be dependent on operations at the Phuoc Son property for a substantial portion of its gold production until the Bau Gold Property achieves commercial production or production is increased at the Bong Mieu Gold Property.

▪
The Company is dependent upon its ability to raise funds in order to carry out its business. Mining operations, exploration and development involve significant financial risk and capital investment. The operations and expansion plans for the Company may also result in increases in capital expenditures and commitments. The Company may require additional funding to expand its business and may require additional capital in the future for, among other things, the development of the Bau Gold Project which is currently the subject of a feasibility study targeting production commencing in 2015, or the development of other deposits or additional processing capacity at the Company's Phuoc Son or Bong Mieu projects. No assurance can be given that such capital will be available at all or available on terms acceptable to the Company. The Company may be required to seek funding from third parties if internally generated cash resources and available credit facilities are insufficient to finance these activities. In the event that the Company was unable to obtain adequate financing on acceptable terms, or at all, to satisfy its operating, development and expansion plans, its business and results of operations may be materially and adversely affected. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time, the availability of funds from lenders and other factors relating to the Company's properties and operations.

▪
The Company has debt and may be unable to service or refinance its debt, which could have negative consequences on the Company's business, could adversely affect its ability to fulfill its obligations under its debt and may place the Company at a competitive disadvantage in its industry. The Company has issued and outstanding indebtedness in the form of convertible unsecured promissory notes ("Convertible Notes") and unsecured redeemable gold-linked promissory notes (“Gold-Linked Notes”). The existence of this debt could have negative consequences for the Company. For example, it could:

◦	increase the Company's vulnerability to adverse industry and general economic conditions;

◦
require the Company to dedicate a material portion of cash flow from operations to make scheduled principal or interest payments on the debt, thereby reducing the availability of its cash flow for working capital, capital investments and other business activities;

◦	limit the Company's ability to obtain additional financing to fund future working capital, capital investments and other business activities;

◦	limit the Company's flexibility to plan for, and react to, changes in its business and industry; and

◦	place the Company at a competitive disadvantage relative to less leveraged competitors.

▪
Servicing the Company's debt requires an allocation of cash and the Company's ability to generate cash flow may be adversely affected by factors beyond its control. The Company's business may not generate cash flow in an amount sufficient to enable it to pay the principal of, or interest on, its indebtedness or to fund other liquidity needs, including working capital, capital expenditures, project development efforts, strategic acquisitions, investments and alliances and other general corporate requirements. The Company's ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. As such, the Company is faced with the risk that (i) the Company's business will generate insufficient cash flow from operations or (ii) future sources of funding will not be available to the Company in amounts sufficient to enable it to fund its capital needs.

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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        11

▪
Restrictive covenants in the agreements governing the Company's indebtedness restrict its ability to operate its business. The documentation governing the Convertible Notes and the Gold-Linked Notes contain covenants that restrict the Company's ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of the Company's assets. A breach of any of these covenants could result in a default thereunder, which could allow the noteholders or their representative to increase the interest rate payable and/or declare all amounts outstanding thereunder immediately due and payable. The Company may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on it by the restrictive covenants under its indebtedness.

▪
The Company has entered into certain derivative arrangements which may not obtain their intended result. The Company's Convertible Notes and Gold-Linked Notes contain embedded derivative instruments. The use of such instruments involves certain inherent risks including credit risk, market liquidity risk and unrealized mark-to-market risk. Initially, the Company does not have any other hedging agreements in place but may enter into additional contracts from time to time. While hedging activities may protect the Company in certain circumstances, they may also cause it to be unable to take advantage of fluctuating market prices, and no assurances are given as to the effectiveness of the Company's current or future hedging policies.

▪
The Company will not be able to insure against all possible risks. Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums as is the case with its underground equipment and opeatins which are currently largely unsecured. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution, political risk or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

▪
The Company is subject to commodity price fluctuations. If the price of gold declines, the Company's properties may not be economically viable. The Company's revenues are, and are expected to be for the foreseeable future in large part derived from the extraction and sale of precious metals, particularly gold. The price of those commodities has fluctuated widely, particularly in recent months and years, and is affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below the all-in cost to produce gold, the properties will not be mined at a profit. Fluctuations in the gold price affect the Company's reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

▪
The Company may not be able to compete with other mining companies for mineral properties, financing, personnel and technical expertise. The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, financing, personnel and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for its operations or attract and retain mining experts. The Company's inability to effectively compete could substantially impair its results of operations.

▪
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        12

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

▪
Non-compliance with environmental regulation may hurt the Company's ability to perform its business activities. The Company's operations are subject to environmental regulation in the jurisdiction in which it operates. Environmental legislation is still evolving in these jurisdictions and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, or changes in its interpretations, possibly backdated, they could impede the Company's current and future business activities and negatively impact the profitability of operations.

▪
Land reclamation requirements for exploration properties may be burdensome and may divert funds from the Company's exploration programs. Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on the Company in connection with its mineral exploration, the Company must allocate financial resources that might otherwise be spent on further exploration programs.

▪
Mining operations and projects are vulnerable to supply chain disruption and the Company's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant. The Company's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, the Company and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and it has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

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

▪
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

▪
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        13

required to complete recommended programs. The loss of any option rights or interest in joint ventures on properties material to the Company could have a material adverse effect on the Company.

▪
Title to the Company's assets can be challenged or impugned, which could prevent the Company from exploring, developing or operating at any of its properties. There is no guarantee that title to concessions will not be challenged or impugned to the detriment of the Company. In Malaysia, Vietnam and the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. For example, in Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

▪
Political and economic instability in the jurisdictions in which the Company operates could make it more difficult or impossible for the Company to conduct its business activities. The Company's exploration, development and operation activities occur in Malaysia, Vietnam, the Philippines and Australia. As such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company's business activities and render its properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restrictions on repatriation of earnings, royalties and duties, income taxes, nationalization of properties or businesses, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known how they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in Malaysia and the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

▪
Vietnamese tax laws are open to interpretation and, with respect to mining and refining, there are no clear precedents to properly guide the Company's tax policies. Management considers that the Company has made adequate provision for tax liabilities to the Vietnamese national, provincial and local authorities based on correspondence with such authorities, and on external advice received. However, because Vietnam's tax laws, especially with respect to mining, refining and export, are evolving and open to interpretation, there is a risk that material additional and/or back-dated taxes and penalties may be levied on the Company, which could adversely impact its results of operations. The Company is currently disputing two tax claims by the Vietnam General Department of Customs (GDC) against Phuoc Son Gold Company (PSGC) and Bong Mieu Gold Mining Company (BMGMC), Besra’s two operating gold companies in Vietnam. For more information, see "Risks factors and uncertainties - Political and economic instability in the jurisdictions in which the Company operates could make it more difficult or impossible for the Company to conduct its business activities" for further discussion around these risks.

▪
Exchange rate and interest rate fluctuations may increase the Company's costs. The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the United States Dollar and the Canadian Dollar, Malaysian Ringgit, Vietnamese Dong, Philippines Peso and Australian Dollar. Exchange rate fluctuations affect the costs of exploration and development activities that the Company incurs in United States dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company's borrowing costs.

▪
The Company's stock price could be volatile. The market price of the Company's common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration and mining activities, the price of gold and silver, future operating results, changes in estimates of the Company's performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline in the market price of the Company's common shares and results in the need to revalue derivative liabilities.

▪
In the US, the Company's common shares are “Penny Stock” which imposes significant restrictions on broker-dealers recommending the stock for purchase. Securities and Exchange Commission (“SEC”) regulations define "penny stock" to include common stock that has a market price of less than US$5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer's account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        14

consent to the transaction prior to sale. For so long as the Company's common shares are subject to these penny stock rules, these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the shares. Accordingly, this may result in a lack of liquidity in the common shares and investors may be unable to sell their shares at prices considered reasonable by them.

▪
The Company does not plan to pay any dividends in the foreseeable future. The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend for the foreseeable future. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company's earnings, financial requirements, loan covenants and other conditions prevailing at the time.

▪
Shareholders could suffer dilution of the value of their investment if the Company issues additional shares. There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future, including pursuant to the Convertible Notes, stock options and warrants. If these shares are issued, this may result in further dilution to the Company's shareholders.

▪
In the event that key employees leave the Company or its subsidiaries, the Company would be harmed since it is heavily dependent upon them for all aspects of the Company's activities. The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company's business and results of operations. The Company has a consulting agreement or employment agreement, as applicable, with each of the Company's officers.

▪
Management may be subject to conflicts of interest due to their affiliations with other resource companies. Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests may be in conflict with the interests of the Company. Because of their activities, situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of its officers' and/or directors' conflicts, this would reduce the Company's opportunities to increase its future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including geologists, metallurgists and mining engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of its officers' and directors' conflicts, the Company would not be able to obtain potential profitable properties or interests which would reduce the Company's opportunities to increase its future revenues and income. Any material potential conflicts of interest is directed to the Company's board of directors and is resolved on a case by case basis in accordance with applicable Canadian law. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in applicable laws. Nevertheless, potential conflicts of interests could deny the Company access to important corporate opportunities.

▪
Future sales of common shares by existing shareholders could decrease the trading price of the common shares. Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company's ability to raise capital through future sales of common shares.

▪
The profitability of the Company's operations and the cash flow generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel. Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. The Company has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

The price of oil has recently been volatile. The Company's mines at Bong Mieu and Phuoc Son are most vulnerable to changes in the price of oil. Furthermore, the price of steel which is used in the manufacture of most forms of fixed and mobile mining equipment is also a relatively large contributor to the operating costs and capital expenditure of a mining company and has also been volatile recently.
Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects not viable.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        15

▪
Inflation may have a material adverse effect on the Company's operational results. Most of the Company's operations are located in countries that have experienced high rates of inflation during certain periods. Since the Company is unable to influence the market price at which it sells gold, it is possible that significantly higher future inflation in the countries in which the Company operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon the Company's results of operations and its financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalized at higher cost mines.

▪
Mining companies such as the Company are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate. As a result of public concern about the perceived ill effects of economic globalization, businesses generally and multinational corporations such as the Company face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressure tends to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The Company's failure to adequately perceive and address these pressures could lead to reputational damage, legal suits and social spending obligations.

In addition, the location of mining operations often coincides with the location of existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid any such impact, modifying mining plans and operations, or relocating the relevant people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community. The Company is subject to the above factors at its mining and exploration sites. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon the Company's results of operations.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        16

ITEM 4:	INFORMATION ON THE COMPANY

4A.	History and Development of the Company
Besra Gold Inc. was formed under the laws of the Province of Ontario, Canada on July 4, 1951 under the name “Meta Uranium Mines Limited”. Effective August 24, 1978, the Company changed its name from “Meta Uranium Mines Limited” to “Metina Developments Inc.” The Company reincorporated under the Company Act (British Columbia) under the name “Olympus Holdings Ltd.” on November 5, 1992 and simultaneously consolidated its share capital on a 4.5:1 basis. The Company further consolidated its share capital on a 3:1 basis and changed its name from “Olympus Holdings Ltd.” to “Olympus Pacific Minerals Inc.” on November 29, 1996. The Company was continued under the Business Corporations Act (Yukon) on November 17, 1997 and the Canada Business Corporations Act on July 13, 2006. On November 16, 2012 the Company filed articles of amendment changing its name from "Olympus Pacific Minerals Inc." to "Besra Gold Inc.".
Operations in Vietnam
Bong Mieu Gold Property
On February 26, 1997, as subsequently amended on August 18, 1997, the Company entered into an agreement with Ivanhoe Mines Limited (formerly Indochina Goldfields Ltd., “Ivanhoe”) and Zedex Ltd. (formerly Iddison Group Vietnam Limited, Iddison Holdings Limited, Iddison Limited and IT Capital Limited, with the agreement being referred to herein as the “Ivanhoe Agreement”). Pursuant to the Ivanhoe Agreement, which closed on September 11, 1997, the Company acquired from Ivanhoe all of the shares of Formwell Holdings Limited (“Formwell”), which holds 100% of the shares of Bong Mieu Holdings Limited, which in turn holds 80% of the shares of Bong Mieu Gold Mining Company Limited (“BMGMC”). BMGMC, together with then local and national branches of the government of the Socialist Republic of Vietnam, holds various mining and exploration licenses comprising the Bong Mieu gold property in Quang Nam Province in the Socialist Republic of Vietnam. The Company commenced production at the Bong Mieu Gold Property with the construction of the Bong Mieu Central Gold Mine (Ho Gan) which was completed in 2006. The Bong Mieu Underground project was subsequently placed into commercial production on April 1, 2009.
Refer to Item 4D for further details on the Bong Mieu Gold Property.
Phuoc Son Gold Property
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
The Phuoc Son gold plant was commissioned in June 2011, has been in commercial production since July 1, 2011 and achieved full scale processing in the fourth quarter, 2011 processing ore from the South Deposit (Bai Dat) at the Dak Sa area. Commercial production from the North Deposit (Bai Go) at the Dak Sa area commenced in July 2012.
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
The Bau property is a brown-field project, spread over a large geographic area in which the Company is in consortium with a Malaysian company with material Bumiputra interests that owns rights to consolidated mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia. The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340km2 of the most highly prospective ground within the historic Bau Gold

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        17

Project. This goldfield has been operating since 1864, with estimated historic gold production of approximately 3-4 million oz. gold of which approximately two million oz. of gold production has been recorded.
In 2010 the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012 and amended and restated on May 12, 2013, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd (NBG) by September 2015, subject to payments to be made in several tranches:

Revised payment schedule
Amount	Purchase Date	Total per Year	Effective Holdings (%)
US$600,000	6/14/2013		85.61
US$800,000	9/2/2013		86.36
US$800,000	12/2/2013	US$2,200,000	87.1

US$900,000	3/3/2014		87.95
US$900,000	6/2/2014		88.8
US$1,000,000	9/1/2014		89.75
US$1,000,000	12/1/2014	US$3,800,000	90.7

US$1,000,000	3/2/2015		91.65
US$1,000,000	6/1/2015		92.6
US$1,000,000	9/1/2015	US$3,000,000	93.55
In 2012 the Company moved the Bau project into a feasibility study, with the objective of achieving a favorable development decision targeting stage one production in 2015. Exploration, mining, metallurgical and environmental studies commenced to further expand the resource base, to determine the best development route and optimize the opportunities involved in developing multiple deposits in a sequential manner. Key development objectives included an upgrade of the resource categories in connection with the mining feasibility study. Key exploration objectives were to geologically, geophysically and geochemically define new targets for prioritized drilling.
In the second half of 2012, a 76-hole drill program totaling 17,395.4 meters at Jugan Hill delivered a 42% resource increase from 659,100 to 870,500 ounces measured and indicated and from 16,300 to 89,800 inferred. This was a 9.4% overall increase at the Bau Goldfield for 1,124,900 ounces measured and indicated, and 2,181,600 ounces inferred. Feasibility for the Jugan Hill deposit is progressing well, with metallurgy and process having been conceptually resolved and peer review by independent engineering, procurement, and construction management about to commence.
In January 2013, the Company was granted a twenty year mining lease covering Jugan, Fern Hill and Jambusan deposit areas with rights to exploit gold, silver, base metals and calcium.
Spending on this project was as follows:

(US$) As at	Jun 30, 2013	Jun 30, 2012
Net deferred exploration and development	14,618,741	10,663,853
Property, plant and equipment	120,916	139,248

	3 months	3 months	12 months	6 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Spending on exploration and development activities	974,138	1,755,348	3,923,275	3,137,451	5,537,081
Expenditure on property, plant and equipment	51,933	41,146	103,107	60,846	80,858

Besra is targeting public release of the results of the feasibility study during the quarter ending December 31, 2013.
Operations in the Philippines
The Company's interest in the Philippines is through KMC, a Philippine corporation registered with the Republic of the Philippines Securities and Exchange Commission on May 31, 2007. KMC is 100% beneficially owned by the Company. On September 30, 2011, the Company entered into a formal joint venture agreement (the “Capcapo Joint Venture Agreement”) with Abra Mining & Industrial Corporation(“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”), and PhilEarth Mining Corporation (a Company in the process of incorporation and in which the Company will hold a 40% interest, hereinafter referred to as “PhilEarth”) in respect of the Capcapo Gold Property, Northern Philippines. Pursuant to the terms of the Capcapo Joint Venture Agreement, the Company, in consortium with PhilEarth, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. Besra paid to AMIC $300,000 upon the signing of the joint venture agreement, is required to pay a further $400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        18

STAGE	EXPECTED EXPENDITURES USD	PAYMENT DUE UPON COMPLETION OF THE STAGE USD
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	N/A
In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Property or 6% of the annual profit of the joint venture corporation.
Finally, Besra is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. A specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has already been achieved. The milestone payment to AMIC consists of a payment of $2,000,000 and the issuance of 2,000,000 common shares of the Company or common shares having a market value of $5,000,000, whichever is of lesser value.
The Capcapo Gold Property consists of a Mineral Production Sharing Agreement No. 144-99-CAR (“MPSA 144”), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometer radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which formed the subject of a renewal Exploration Permit Application (“EXPA”) filed by Jabel.
The Capcapo Joint Venture Agreement replaced a Memorandum of Agreement and Supplement to Memorandum of Agreement dated November 23, 2006 among the Company, AMIC and Jabel.
The Company is finalizing a community consultation program in accordance with Philippine laws as part of a formal program of obtaining the Free, Prior and Informed Consent of affected indigenous peoples in the area, undertaken in conjunction with the National Commission on Indigenous Peoples. All efforts in the Capcapo area have concentrated on obtaining community approval which is required before any further exploration can continue. No further work will be undertaken at the project until this issue is resolved.
Total cumulative spending on this project as at December 31, 2008 was $865,779 which was capitalized to deferred exploration. As at December 31, 2008 the full $865,779 of capitalized deferred exploration expenditure was written off. Management considered this to be a prudent measure given the delays in recommencing exploration activity and the economic uncertainty of world markets at the time. Refer to Item 3D for a list of risk factors. Spending on this project was minimal in 2009 and 2010 and has been expensed. In 2011, exploration expenditure of $561,839 was expensed due to the fact that the Company does not yet have unencumbered access to the property. A further $520,026 and $252,965 were expensed during the year ended June 30, 2013 and the six-month transition year ended June 30, 2012, primarily towards a community consultation program for which KMC retained a consultant.
Future spending on the property will be expensed until such time as the Company gains unencumbered access to the Capcapo Gold Property at which point it will be capitalized.
Operations in Laos and Cambodia
The Company continues to investigate prospective areas in Laos and Cambodia, but to date no formal agreements have eventuated.
Other Historical Matters
On April 3, 2006, the Company’s common shares commenced trading on the Toronto Stock Exchange (the “TSX”) in Canada under the symbol “OYM”. On March 6, 2008, the Company’s common shares commenced trading on the OTC Bulletin Board in the United States under the symbol “OLYMF”. Effective February 5, 2010, the Company’s shares commenced trading on the Australian Securities Exchange under the symbol “OYM”. The Company’s common shares were delisted from the OTC Bulletin Board and began trading on the OTCQX effective October 31, 2011 under the symbol “OLYMF”. Concurrent with the change in the Company's name to Besra Gold Inc., its TSX and ASX trading symbols were changed to "BEZ" and its OTCQX symbol to "BSRAF".
On November 10, 2009, the Company announced its intention to merge with Zedex. On January 12, 2010, the Company and Zedex amalgamated. Under the terms of the merger, Zedex’s shareholders received one share of the Company for every 2.4 Zedex shares owned, resulting in an issuance on January 25, 2010 of 54,226,405 new common shares in Olympus and the distribution to holders of Zedex shares, on a pro rata basis, of the 65,551,043 common shares of Olympus owned by Zedex. Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Olympus. Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Olympus. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President, Commercial for Olympus. Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice President, Finance for Olympus. All costs associated with the amalgamation were

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        19

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
On March 29, 2011, the Company completed an AUD$5.6 million private placement. The private placement was for 14,000,000 common shares to be held in the form of CHESS Depository Interests (“CDI”) at a price of AUD$0.40 per CDI. Besra paid a capital-raising fee of 5% to Patersons Securities Limited, the lead manager for the placement.
On May 6, 2011, the Company closed a private placement financing of US$14.6 million of four-year 8% unsecured and redeemable notes convertible into common shares at US$0.51 per common share (the “2011 Notes”) and including warrants exercisable to acquire common shares at CAD$0.55 based on a one share and one-half warrant equivalent structure.
A similar private placement of CAD$15 million of 8% unsecured and redeemable notes convertible at CAD$0.50 per common share and including warrants exercisable to acquire common shares at CAD$0.55 closed May 5, 2011. Euro Pacific Capital Inc. acted as the exclusive sole placement agent on both private placements. Proceeds of both private placements provided Besra with the necessary funds to advance its development, exploration, and acquisition plans in Vietnam, Malaysia, and the Philippines.
In November 2012, 41%, 40% and 90%, respectively, of the outstanding principal amounts of the 8% senior secured redeemable gold delivery promissory notes due May 31, 2013 (the “Gold Loan” notes), 9% CAD subordinated unsecured convertible redeemable promissory notes due March 26, 2014 and 8% USD unsecured convertible redeemable notes due May 6, 2015 were amended into 8% unsecured Gold-Linked notes due May 6, 2015.
The amended gold linked note provided note holders that had previously held Gold Loan Notes with a right to redeem their notes on May 31, 2013, in accordance with the terms of the Original Gold Loan Note. In May 2013 holders of 38% of the principal amount of the Gold Loan notes that were amended into Gold-Linked Notes in November 2012 chose to exercise their option. Together with Gold Loan note holders who did not amend their notes, this resulted in the Company delivering 1,133 ounces of gold in satisfaction of the remaining principal due under the Gold Loan. The original Gold Loan was fully settled in May 2013.
In November 2012 the Company changed its name from Olympus Pacific Minerals Inc. to Besra Gold Inc.
In February 2013 the Company bought back 170,000 of its shares.
The Company’s registered and records office is located at Suite 500, 10 King Street East, Toronto, Ontario, M5C 1C3, Canada. Its telephone number is (416) 572-2525.
Capital Expenditures
The table below shows the historical capital balances:

Capital Assets, Advances on Capital Assets, Mine Properties and Deferred Exploration and Development Costs
As at December 31, 2011	115,571,472
As at June 30, 2012	102,204,591
As at June 30, 2013	81,482,406
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
The purchase consideration was allocated as follows:

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        20

USD
Current assets
Cash	45,643
Accounts receivable and prepaid expenses	158,997
Non-current assets
Property, plant and equipment	86,759
Mineral properties	33,159,770
Current liabilities
Accounts payable and accrued liabilities	(1,626,168)
Non-current liabilities
Future income tax liability	(6,707,733)
25,117,268
Other elements of consideration
Amounts attributable to non-controlling interests	(9,910,790)
Total consideration	15,206,478
The table below shows the mine properties and deferred exploration and development costs by the Company:

	Mine Properties			Deferred Exploration and Development Costs
June 30, 2013, 30 June, 2012 and December 31, 2011	2013	2012	2011	2013	2012	2011
Bong Mieu Gold Mining Co	3,220,670	3,220,670	3,220,670	22,855,000	21,669,031	20,300,410
Phuoc Son Gold Co	4,995,064	4,995,064	4,995,064	34,075,365	30,417,319	25,409,263
North Borneo Gold	31,276,437	31,276,437	31,276,437	14,618,741	10,663,853	7,526,402
Binh Dinh NZ Gold Co	1,333,333	1,333,333	1,333,333	783,774	796,583	756,674
GR Enmore	550,000	550,000	550,000	—	—	—
Kadabra Mining Corp	—	—	—	—	—	—
	41,375,504	41,375,504	41,375,504	72,332,880	63,546,786	53,992,749
Accumulated amortization	(5,625,014)	(4,210,190)	(3,478,939)	(30,449,174)	(21,137,528)	(14,199,704)
Impairment charge	(485,248)	—	—	(12,988,814)	(9,066,659)	—
Total	35,265,242	37,165,314	37,896,565	28,894,892	33,342,599	39,793,045
The table below shows the property, plant and equipment of the Company for the periods shown.

US$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
COST OR VALUATION
Balance at January 1, 2012	3,103,216	30,403,504	20,337,058	775,077	54,618,855
Balance at June 30, 2012	3,221,462	32,527,232	20,925,447	833,073	57,507,214
Balance at June 30, 2013	3,522,005	34,734,453	21,436,075	1,453,918	61,146,451

ACCUMULATED DEPRECIATION
Balance at January 1, 2012	(1,203,238)	(11,339,412)	(5,138,090)	—	(17,680,740)
Balance at June 30, 2012	(1,440,615)	(13,743,307)	(7,028,358)	—	(22,212,280)
Balance at June 30, 2013	(1,928,513)	(18,990,629)	(10,964,649)	—	(31,883,791)

Impairment provision as at January 1, 2012 and July 1, 2012	(88,000)	(1,718,000)	(547,000)	(115,000)	(2,468,000)
Impairment charge	(501,065)	(4,951,982)	(3,789,120)	(381,197)	(9,623,364)
Utilization of impairment during the year	—	—	—	59,973	59,973
Impairment provision as at June 30, 2013	(589,065)	(6,669,982)	(4,336,120)	(436,224)	(12,031,391)

NET CARRYING AMOUNT
Balance at January 1, 2012	1,899,978	19,064,092	15,198,968	775,077	36,938,115
Balance at June 30, 2012	1,692,847	17,065,925	13,350,089	718,073	32,826,934
Balance at June 30, 2013	1,004,427	9,073,842	6,135,306	1,017,694	17,231,269

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        21

4B.	Business Overview
General
Besra Gold Inc. is an international mining exploration, development and production company focused on the mineral potential of Southeast Asia. Besra is focused on its two producing gold mines in Central Vietnam, property in East Malaysia that is currently the subject of a feasibility study and an early stage exploration property in the Northern Philippines.
Besra has been active in Vietnam since the mid-1990s on its own account and through associated companies, PSGC and BMGMC, and maintains an office in Danang in central Vietnam. In January 2010 the Company acquired by merger with Zedex, its interests in NBG which operates the Bau Gold Project near Kuching in East Malaysia, Binh Dinh New Zealand Gold Company Limited which operates the Tien Thuan Gold Project near Qui Nhon in Central Vietnam and GR Enmore Pty Ltd, which operates a gold project in New South Wales Australia.
In September 2011, the Company signed the Capcapo Joint Venture Agreement in respect of the Capcapo Gold Property, Northern Philippines, superseding a memorandum of agreement entered into in November 2006.
The Company’s two most advanced properties, covered by investment certificates, are the Phuoc Son Gold Property and the Bong Mieu Gold Property, both including producing mines. Both properties are located in central Vietnam along the Phuoc Son-Sepon Suture. The Bong Mieu and Phuoc Son Gold properties are approximately 74 kilometers apart. Proven and probable reserves exist for the Bong Mieu Central Gold Mine and for the Phuoc Son Dak Sa area.
The Bong Mieu Central plant was commissioned in April 2006 and commercial production started in the fourth quarter of 2006. The Company poured its first 3.6 kg doré bar on February 15, 2006. To June 30, 2013, the plant had produced 118,550 ounces of gold.
Exploration work to date has resulted in one new significant discovery in the Bong Mieu East area (Ho Ray Thac Trang), currently the subject of a feasibility study, as well as a number of new, surface showings. In addition, further exploration will be required to define the extent of the deposits in several directions. Based on results of the exploration work completed to date, management believes the potential for additional discoveries and resource expansion at the Bong Mieu Gold Property is positive. Underground evaluation studies are continuing at the Bong Mieu Underground mine, located within one kilometer of the Bong Mieu Central plant.
The Phuoc Son Gold Property is located in central Vietnam, 74 kilometers from the Bong Mieu Gold Property. The property hosts over 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property. PSGC has been granted a mining license by the Government of Vietnam to mine and develop its Dak Sa deposits (north and south deposits).Exploration work to date has defined the Dak Sa zone, which contains two deposits, North and South Deposits, over a minimum length of approximately five kilometers. Evaluation of the large Phuoc Son land package continues to reinforce the potential of the overall property to host new deposits which could be mined in conjunction with the Dak Sa operation or have potential to be stand-alone deposits. The Phuoc Son mine was put into commercial production effective October 1, 2009 with ore from the Southern Deposit (Bai Dat) of Dak Sa being processed at the Bong Mieu Central plant on a toll treatment basis. The new plant at the Phuoc Son Gold Property was commissioned in June 2011, has been in commercial production since July 1, 2011 and achieved full scale processing in the fourth quarter, 2011.Commercial production from the Northern Deposit (Bai Go) commenced in July 2012.
The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340 km2 of the most highly prospective ground within the historic Bau Goldfield in Sarawak, East Malaysia. The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.
The Capcapo Gold-Copper Project comprises MPSA 144 which covers 756 Ha. Due diligence studies conducted in 2006 confirmed the presence of potential ore-grade, epithermal, gold-copper mineralization at surface and extending beyond 100m depth. The mineralization is inferred to be related to a classic copper-gold porphyry system at depth. The resumption of exploration currently awaits completion of a community relations program.
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
The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in an exploration license covering 290km2 and is earning an 80 percent interest in two exploration licenses covering 35km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine. Exploration results to date have confirmed the potential for lode and/or quartz stock-

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        22

work style gold deposits at a number of individual prospects, including Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.
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

8.	The costs of capital; The costs involved in acquiring and maintaining the property; and

9.
The price of the precious or base minerals. For example, the price of one ounce of gold for the years 2001 to June 30, 2012 ranged from a low of $271 in 2001, to a high of $1,895 in 2011. At September 12, 2013, the price of gold was $1,328.00 per ounce (Based upon the Average Spot Price of Gold, London PM fix).

Our analysis will rely upon the estimates and plans of geologists, mining engineers, metallurgists and others.
If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:
•seeking to sell the project to third parties;
•entering into a joint venture with another mining company to mine the deposit; or
•placing the property into production ourselves.
There can be no assurance that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, other than the Bong Mieu Central area and the Phuoc Son Dak Sa area which are currently in production, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell the property on acceptable terms or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves. Our mining operations are subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation. For a more complete description of risk factors facing our Company, please see “Item 3D. Risk Factors” of this report.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        23

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
Since Vietnam is now a member of the WTO, foreign companies under the terms of WTO membership, are expected to be treated on an equal basis as Vietnamese companies.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        24

4C.	Organizational Structure
The following is a chart showing the corporate organizational structure of the Company and its subsidiaries as of the date of this report.

4D.	Property, Plant and Equipment
General
The Company is currently prioritizing its resources towards the production of gold from, and the continued exploration and development of, the Phuoc Son Gold Property and the Bong Mieu Gold Property in Vietnam and towards the feasibility study underway at the Company’s Bau Gold Project in East Malaysia. The Company also intends to dedicate the resources necessary to earn its interest in the Capcapo joint venture, Philippines, as set out in the Capcapo Joint Venture Agreement. The company is currently inactive at the Tien Thuan Gold Project in Vietnam and at the Enmore Gold Project in NSW, Australia. The Company has thus diversified its property portfolio over four key projects in three jurisdictions, thus reducing sovereign risk.
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
Schedule of Investment Licenses

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	BMGMC	Certificate No 331022000008	30 Sq Km	Granted	6/27/2008	7.75 years	5/3/2016
2. Phuoc Son	PSGC	Certificate No 331022000010	70 Sq Km	Granted	7/8/2008	25 years	10/20/2033

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        25

Schedule of Mining Licenses

PROJECT	MINE	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
1. Bong Mieu	Ho Gan	BMGMC	ML592/CNNg	358 Ha	Granted	7/22/1992	25 years	7/22/2017
Bong Mieu	Nui Kem	BMGMC	ML592/CNNg	358 Ha	Granted	7/22/1992	25 years	7/22/2017
Bong Mieu	Ho Ray	BMGMC	Proposed new MLA	Not yet defined	Proposed	-	-	-
2. Phuoc Son	Dak Sa / Bai Dat	PSGC	ML565/GP-BTNMT	3.67 Ha	Granted	4/25/2012	5 years	4/25/2017
Phuoc Son	Dak Sa / Bai Go	PSGC	ML565/GP-BTNMT	4,28 Ha	Granted	4/25/2012	5 years	4/25/2017
Schedule of Certificates

COMPANY	TYPE OF CERTIFICATE	DATE GRANTED	TERM	EXPIRY DATE
Bong Mieu Gold Mining Company	Gold export certificate	Jan 4, 2013	1 year	December 31, 2013
Phuoc Son Gold Mining Company	Gold export certificate	Jan 4, 2013	1 year	December 31, 2013
Bong Mieu Gold Mining Company	Land Use Certificate	October 9, 1993	25 years	September 2017
Schedule of Exploration Tenements (Applications)

PROJECT	E.L. REG. #	REG. HOLDER
1. Phuoc Son	67/GP-BTNMT	PSGMC
2. Bong Mieu	2125/GP BTNMT	BMGMC
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
Schedule of Mining Licenses/Certificates

PROJECT	OWNER	LICENSE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Bau	NBG	ML1D/134/ML/2008	40.5 Ha	Granted	6/12/2005	20 years	6/11/2025
	NBG	ML 136	139.6 Ha	Granted	1/19/2003	20 years	1/18/2023
	NBG	ML/01/2012/1D	12.7 Ha	Granted	1/19/2003	20 years	1/18/2023
	NBG	ML/03/2012/1D	49.4 Ha	Granted	3/5/2004	20 years	3/4/2024
	NBG	ML 138	409.5 Ha	Granted	11/20/2005	20 years	11/19/2025
	NBG	ML/04/2012/1D	52.1 Ha	Granted	1/10/2005	20 years	1/9/2025
	NBG	ML/05/2012/1D	5.3 Ha	Granted	1/10/2005	20 years	1/9/2025
	NBG	ML 142	38.4 Ha	Granted	6/12/2005	20 years	6/11/2025
	NBG	ML/02/2012/1D	49.8 Ha	Granted	6/23/2004	20 years	6/22/2024
	NBG	ML 1D/137/ML/2008	2.6 Ha	Granted	6/23/2004	20 years	6/22/2024
	NBG	MC KD/01/1994	1,694.9 Ha	Granted	10/27/1994	20 years	6/22/2014
	NBG	ML01/2013/1D	380.2 Ha	Granted	23/01/2013	20 years	1/22/2033
	NBG	ML 101	48.2 Ha	Renewal Application
	NBG	MLA (ex ML93)	17.1 Ha	New Application
	NBG	MLA (ex ML129)	263.0 Ha	New Application
	NBG	MC (ex ML132)	126.0 Ha	New Application
	NBG	MC (ex ML 99)	12.7 Ha	New Application
	NBG	MC (ex ML 106)	25.1 Ha	New Application
	NBG	MC (ex ML 114)	42.9 Ha	New Application
	NBG	MC (ex ML 116)	43.3 Ha	New Application
	NBG	MC (ex ML 120)	43.7 Ha	New Application
	NBG	MC (ex ML 130)	13.7 Ha	New Application
	NBG	MC (ex ML 132)	126.0 Ha	New Application
	NBG	MLA (ex ML110)	64.2 Ha	Renewal Application
	NBG	MC 1D/3/1987(A)	7,240.0 Ha	Renewal Application
	NBG	MC 1D/1/1987	194.0 Ha	Renewal Application
	NBG	MC 1D/2/1987(A)	82.0 Ha	Renewal Application
	NBG	MC 1D/2/1987(B)	3,237.0 Ha	Renewal Application
	NBG	MC SD/1/1987	1397.0 Ha	Renewal Application
The Capcapo Joint Venture Agreement provides the Olympus Consortium with the right to earn a 60% interest in Mineral Production and Sharing Agreement #144-99-CAR covering756 Ha expiring November 29, 2024 and registered in the name of Jabel.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        26

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
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED MINERAL RESOURCES
This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.
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
The Company's estimated global reserves and resources at June 30, 2013 are summarized in the table below (shown after depletion by mining production up to the quarter end).

Reserves	Classification	Tonnes	Au g/t	Au Ounces
Bong Mieu[1]	Proven	0	n/a	0
	Probable	109,312	2.04	7,169
	Total P&P	109,312	2.04	7,169

Phuoc Son[2]	Proven	102,047	8.31	27,265
	Probable	353,662	6.84	77,810
	Total P&P	455,709	7.17	105,075

Resources (measure and indicated include proven and probable)	Classification	Tonnes	Au g/t	Au Ounces
Bong Mieu[3]	Measured	973,660	2.02	63,080
	Indicated	2,130,905	1.57	107,642
	Total M&I	3,104,565	1.71	170,722
	Inferred	4,729,320	1.40	212,930

Bong Mieu, Ancillary Metal Credits[6]	Measured			29,686
	Indicated			54,655
	Total M&I			84,341
	Inferred			76,571

Bong Mieu, Historic (JORC 1993)	Measured	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792

Phuoc Son[4]	Measured	40,946	18.55	24,423
	Indicated	215,057	14.13	97,709
	Total M&I	256,003	14.84	122,132
	Inferred	2,404,328	5.96	460,910

Bau[5]	Measured	3,405,600	1.52	166,900
	Indicated	17,879,700	1.67	958,000
	Total M&I	21,285,300	1.64	1,124,900
	Inferred	50,206,400	1.35	2,181,600

Reserves	Classification	Tonnes	Au g/t	Au Ounces
Global	Proven	102,047	8.31	27,265
	Probable	462,974	5.71	84,979
	Total P&P	565,021	6.18	112,244

Resources	Classification	Tonnes	Au g/t	Au Ounces
Global	Measured	4,420,206	2.00	284,089
	Indicated	20,225,662	1.87	1,218,006
	Total M&I	24,645,868	1.90	1,502,095
	Inferred	57,340,048	1.59	2,932,011

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        27

NOTES TO RESERVES AND RESOURCES TABLE
1.    Bong Mieu Reserve Estimate
Bong Mieu reserves were estimated by Besra in accordance with National Instrument NI 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. A copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April 2009 can be found in the Company's filings at www.sedar.com. Deposit notes and reserve impairments as at June 30, 2013 are as noted below:
1.1    Ho Gan Deposit
Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.
No new reserves were developed to JORC/NI43-101 standards and no mining was conducted during the quarter ended June 30, 2013. Accordingly, the remaining reserve remains the same as was reported in the quarter ended September 30, 2012.
1.2     Ho Ray -Thac Trang Deposit
Reserves have been estimated to Vietnamese standards. Because these do not meet JORC/NI43-101 standards, they are not herein disclosed.
1.3     Nui Kem Deposit
No JORC/NI43-101 reserves have yet been estimated.
2.     Phuoc Son (Dak Sa) Reserve Estimate
Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Besra (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIMM") definitions & standards. This estimate was independently audited by TMC/SA in March 2008. This TCM/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”(March 2008), is within Company filings at www.sedar.com. Deposit notes and reserve impairments as at June 30, 2013 are as noted below:
2.1    Bai Dat Sector
During the quarter ended June 30, 2013, mining of Bai Dat deposit continued down to Level 6. No new JORC/NI43-101 status reserves were developed during the quarter ended June 30, 2013. Accordingly, the remaining reserves were determined by deducting the ore mined during the quarter ended June 30, 2013 from the previous quarter reserve. The ore mined was determined by underground survey, reconciled with the official milled tonnage (by weightometer). The Bai Dat reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.
2.2    Bai Go Sector
During the quarter ended June 30, 2013, ore was mined from the Bai Go ore body. No new (NI 43-101 status) reserves were developed. Accordingly, the Bai Go reserve as at June 30, 2013 was determined by deducting the ore mined during the quarter ended June 30, 2013 from the previous quarter reserve. The ore mined was determined by underground survey, reconciled with milled tonnage (by weightometer). The March 2008 reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cut of 80.00 g/t Au.
3.    Bong Mieu Resource Estimate
Bong Mieu resources were initially estimated by Besra (in accordance with NI 43-101 and CIMM definitions & standards) and independently audited/updated by Watts Griffis and McOuat (WGM) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”), in September 2004, by TMC/SA (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in April 2009. Copies of these reports can be found within Company filings at www.sedar.com. Deposit notes and resource impairments as at June 30, 2013 are as noted below:
3.1    Bong Mieu Central (Ho Gan) Deposit
During the quarter ended June 30, 2013, no mining was conducted and no new (NI43-101 status) resources were estimated. The June 2013 JORC/NI 43-101 resource therefore remains the same as reported in the quarter ended September 30, 2012.
3.2    Bong Mieu East (Ho Ray-Thac Trang) Deposit
During the quarter ended June 30, 2013, no mining was conducted. An internal (NI43-101/CIMM status) block model resource estimate (Bong Mieu-East Mineral Resource Update, March, 2011) is the basis for the June 2013 resource

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        28

statement. This estimate incorporated upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively. The previous estimate was from an April 2009 independent review by TMC/SA (refer above), which incorporated drilling completed by Besra during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI43-101 and CIMM standard estimates/audits.
3.3    Bong Mieu South (Nui Kem) Deposit
The Nui Kem underground resource is a Historic estimate; being an independent estimate by Continental Resource Management Pty Ltd (CRM) in 1993, in accordance with JORC (1989) standards. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and again in 2007 by TMC/SA (refer above).
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
During the quarter ended June 30, 2013, Besra continued mining production from trial stoping and underground exploration developments. However, the Historic resource is not impaired by this production because the production was external to the CRM resource boundaries. Depth considerations effectively preclude resource drilling from surface, but it is anticipated sufficient data will become available from underground drilling and exploratory headings to enable a new NI 43-101 compliant estimate to be prepared in due course.
4.    Phuoc Son (Dak Sa) Resource Estimate
Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Besra in January 2008, in accordance with NI 43-101 and CIMM definitions & standards. This estimate was independently reviewed by TCM/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, copy of which can be found in the Company's filings at www.sedar.com. A prior independent review (by Watts, Griffis and McOuat Limited) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company's filings at www.sedar.com. Current resources include an in-house estimate of additional resources conducted in May 2010. Deposit notes and resource impairments as at June 30, 2013 are as noted below:
4.1    Dak Sa South (Bat Dat) Deposit
During the quarter ended June 30, 2013, mining of the Bai Dat deposit continued, but no additional (NI43-101 status) resources were defined. Accordingly, the June 30, 2013 resource (which includes reserves) was determined by deducting the quarter ended March 31, 2013 mining depletion from the resource remaining at end of the quarter ended December 31, 2012. The Dak Sa South estimate (refer above) employed an upper grade cutoff of 100.00 g/t Au, with no lowercut.
4.2    Dak Sa North (Bai Go) Deposit
During the quarter ended June 30, 2013, underground mining of the Bai Go ore body continued. No new (NI 43-101 status) resources were estimated. Accordingly, the Bai Go June 2013 resource was determined by deducting the ore mined during the quarter ended June 30, 2013 from the previous quarter resource. The ore mined was determined by underground survey, reconciled with milled tonnage (by weightometer). The Dak Sa North resource estimate employed an upper grade cutoff of 80.00 g/t Au , with no lowercut.
5.    Bau Resource Estimate
No mining was conducted at Bau Project during the quarter ended June 30, 2013. Current Bau resources are pursuant to an estimate conducted by TMC/SA, dated February 28, 2012. This estimate employed lower grade-cutoffs of 0.50 g/t Au and 2.00g/t Au respectively for near surface (open-pit) and deeper (u/g) deposits. Upper cutoffs ranged from 3.3 g/t Au in respect of tailings and from 6.47 g/t Au to 33.13 g/t Au in respect of other deposits, depending upon grade statistics for each deposit. This estimate supersedes an earlier estimate by the same consultants dated June 15, 2010.
A prior estimate (of partial Bau resources) was completed in November 2008 by Ashby Consultants Ltd (ACL) of New Zealand. The ACL estimate (conducted in accordance with JORC standards) is superseded by the TMC/SA estimate, which was conducted in accordance with NI 43-101 and CIMM definition standards. Copy of the 2010 TMC/SA technical report in respect of the Bau resource estimate may be viewed within the Company's filings at www.sedar.com.
Ongoing Bau project resource drilling during 2012 enabled an (in-house) resource update (December 2012) in respect of the Jugan Deposit. This update used industry standard methods to incorporate the results of 2012 drilling. The results of this (Jugan) upgrade are incorporated within quarter ended June 30, 2013 resource table.
6.    Ancillary Metals
The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$300/MTU and gold value of US$1,470/oz. Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the quarter ended June 30, 2013 estimate because they are of insignificant value or uneconomic to recover.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        29

8.    Commodity Prices
Commodity prices used over the last three years (in USD) were as follows:

Commodity	2011 Price	2012 Price	2013 Q1 Price	2013 Q2 Price
Gold	US$1,650/oz	US$1,669/oz	US$1,632/oz	US$1,412/oz
The 2013 – 2018 gold metal price forecasts used were those of Macquarie Bank (consistent with near term trailing gold price averages), as follows:

YEAR	GOLD PRICE (US$)
2013 Q3	1,200
2013 Q4	1,300
2013	1,386
2014	1,294
2015	1,288
2016	1,390
2017	1,440
2018	1,473
9.    Operating companies
The Company currently operates two mines (Bong Mieu Underground and Phuoc Son), company ownership of which is 80% at Bong Mieu and 85% at Phuoc Son. The quantities disclosed relate to the whole mines.
The new Phuoc Son processing plant was out into commercial production on July 1, 2011. Metallurgical recoveries are consistently within the 90-95% range. An independent financial analysis of the Phuoc Son Deposit was conducted in 2008 by Mr John Glenn of Meridian Capital Group Pty Ltd.
The metallurgical recovery factor used was 90%, with sensitivity analysis at: +5%, -5% and -10%.
Phuoc Son Gold Property, Vietnam
Besra currently holds an 85% interest in the Phuoc Son Gold Property with a focus on exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, NVMC, a subsidiary of the Company, entered into a joint venture agreement with MINCO, a mining company then controlled by the local provincial government, to form PSGC. PSGC has an investment certificate on the Phuoc Son property. NVMC’s initial interest in PSGC is 85% and MINCO has a 15% interest.
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
Phuoc Son License Tenure
Investment Certificate

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        30

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
Exploration Licenses
Initial Exploration licenses (1953 & 1955/QD-DCKS) were granted over 100 km2 on 18/9/1998, with and extended term that expired on 31/12/2002. Since then, a series of exploration licenses have been held over progressively diminishing areas. The penultimate exploration license (EL67/GP-BTNMT) was granted over 70 km2 on 10/1/2008. Application for renewal of this EL over a reduced area of 28km2 has recently been held up pending issuance of a governmental mining law decree and implementation circular and confirmation that Phuoc Son IC area is exempt from government competitive mineral rights bidding. PSGC may also apply for two additional Exploration licenses over peripheral areas of interest in 2012.
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
Gold Export License
PSGC exports and sells gold offshore pursuant to a gold export certificate that is renewed annually. The current certificate was issued on January 4, 2013 and will expire on December 31, 2013.
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
Prior to the disposal of CIL tailings they are subject to cyanide detoxification. This results in a reduction of cyanide levels (measured in terms of weak-acid-dissociable cyanide) from about 100 parts per million to 5 parts per million. After treatment, the tailings are pumped to a tailings impoundment (Dam 2B and 2A) located approximately 1 kilometer from the mill site. In the tailings impoundment, solids settle out and the clear supernatant is recycled back to the mill for reuse. Surplus effluent from the tailings is disposed to the natural environment, under the permission from the dignitaries in the local communities.
For further information on the operating results from Bong Mieu, refer to Operating Results at 5A.
Phuoc Son Exploration & Development Expenditure
The carrying value of the mine property and rights and deferred exploration and development costs related to the Phuoc Son Gold Property, is US$788,426 and US$12,165,814 as at June 30, 2013 (US$2,286,349 and $14,459,318 respectively,

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        31

as at June 30, 2012), and the carrying value of the property, plant, equipment and infrastructure for the Phuoc Son property is US$15,635,904 (US$27,098,950 as at June 30, 2012).
Phuoc Son Property Description and Location
The Phuoc Son Gold property, is located in the western highlands of Quang Nam Province, in central Vietnam, some 8 kilometers (14.5 kilometers by road) northwest of the small town of Kham Duc and approximately 90 kilometers (140kilometers by road) southwest of the coastal city of Da Nang, the fourth largest city in Vietnam (see Figure 1).
Figure 1 (below) shows the location of the property, whilst Figure 2 shows the location of the South and North Dak Sa deposits and the location of principal facilities on the property.
Figure 1. Phuoc Son Gold Property

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        32

Figure 2. Project Site Plan for Bai Dat (South) and Bai Go (North) deposits
Accessibility, Climate, Local Resources, and Infrastructure for Phuoc Son Property
Access to the Dak Sa Project area within the Phuoc Son Gold Property is by 140 kilometers of bitumen road from Da Nang to Kham Duc. From Kham Duc to the mine area is approximately 14.5 kilometers on a newly upgraded access road. The South and North gold deposits lie about one kilometer apart and are linked together via a dirt road.
The climate is sub-tropical with average monthly temperatures ranging from about 27°C in June to 20.5°C in December, although it is reported that temperatures may fall below 15º C in the cold season. Average annual rainfall is 2,762.5 mm with the maximum average monthly value of 763.8 mm, which occurs in October.
The minimum average monthly precipitation value is for February and measures 30.9 mm. Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December. Storms often occur in Quang Nam Province in September, October and November and cause heavy rain and strong winds with an average speed of 65 kilometers/hr and a maximum of approximately 140 kilometers/hr.
The Phuoc Son Gold Property is located in the central highlands, an area that is one of the poorest regions of Vietnam. The local economy is primarily subsistence agriculture although local ongoing highway construction has provided a source of employment. Artisanal mining is ongoing on the Property and while this activity has reduced from past periods it is not strongly discouraged by the government as it helps reduce unemployment and stimulate the local economy. Besra is doing its best to keep this activity in check. These miners may be suitable candidates for future Besra development and mining operations.
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
Geology of Phuoc Son Property
Two major stratigraphic units are present on the Property as follows:
Kham Duc Formation (Proterozoic): This formation consists largely of sedimentary rock.
Avuong Formation (Paleozoic): This formation is distinctive as it hosts significant amounts of mafic volcanic rock types.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        33

The most significant fault related to mineralization on the Property is the Dak Sa fault zone (“DSFZ”). The DSFZ runs North-South for over five kilometers through the center of the Dak Sa Prospect (host to the South (Bai Dat) and North (Bai Go) deposits). The DSFZ appears to be primarily a thrust fault and features prominent gold mineralized quartz vein/breccias.
The Phuoc Son gold deposits are typical of those occurring within orogenic belts elsewhere in the world.
History of Exploration on the Phuoc Son Gold Property
A regional stream sediment survey was originally conducted in the Phuoc Son area in the early 1990’s, by a cooperative agreement between Indochina Goldfields Ltd and the Geological Survey of Vietnam. As a result of this, exploration licenses were applied for to cover geochemical anomalies in the Phuoc Son area. These applications were acquired from Indochina Goldfields by Besra in 1997.
Besra commenced exploration in 1998 and subsequently conducted staged exploration (carried out on behalf of Besra through and by NVMC), including: inspection of artisanal underground workings, geological mapping, bedrock, float and channel sampling, soil geochemical surveying, geophysical surveys (ground magnetic surveying & self-potential) and diamond drilling. The initial exploration stages (Oct 1998 to Dec 2003) are described as follows:

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
In 2004: deep C-horizon soil geochem, ground magnetic and radiometric surveying were completed at the South Bai Cu, Round Hill, Ca Creek, Dak Sa, North Dak Sa, Bai Gio East, Bai Gio North, Hoa Son, K7 East and Tra Long prospects. A small orientation SP (self potential geophysics), program was completed at Nui Vang prospect. Geological mapping was conducted at Dak Sa, Quartz Creek, South Bai Cu, Round Hill, K7 and Ca Creek prospects. A BLEG and stream sediment sample program was completed over the northern section of the Phuoc Son investment license not covered by previous surveys. Diamond drill programs were carried out at Bai Cu (4 holes), Bai Chuoi (one hole), Round Hill (5 holes), Nui Vang (3 holes), K7 (3 holes), Bai Gio North (6 holes), and Khe Rin (7 holes) prospects. Two metallurgic drill holes were completed at Dak Sa – South Deposit (one hole), and North Deposit (one hole). A geophysical consultant from Canada visited the property and filtered/processed all previous magnetic data to facilitate improved anomaly resolution. Based on what management considered to be favorable results, exploration continued into 2005. During the year ended December 31,

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        34

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
In 2008: The Company completed 22 drill holes totaling 8,558 meters. Exploration work defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and confirmed that the mineralization remained open along strike. During the fourth quarter of 2008 work was undertaken to re-evaluate the Reserves and Resources in the Phuoc Son Gold Property following drilling programs completed earlier in the year. The Proven and Probable Reserve Estimates, based on drilling up to December 31, 2008, stood at 930,390 tonnes at an average grade of 7.79 g/t for 233,150 ounces of gold. Measured and Indicated resources, based on drilling up to December 2008, stood at 709,670 tonnes at an average grade of 10.76 g/t for 245,470 ounces of gold. The Measured and Indicated total comprised Measured Resources of 163,320 tonnes, grading 12.76g/t and Indicated Resources of 546,350 tonnes, grading 10.16g/t. Additional resources of 401,640 ounces of gold are contained within the Inferred category (1,884,200 tonnes at 6.63 g/t).Also during 2008, the Phuoc Son Technical Report confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders. On March 26, 2008, the Company received a positive independent feasibility study in the Phuoc Son Technical Report, which confirmed the feasibility of the Company’s goal to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders. On this basis, the Company determined to bring the Phuoc Son Gold Property into production. On August 28, 2008 the Company received approval from the Vietnamese authorities to conduct a trial test of the toll treatment of Phuoc Son ore at its Bong Mieu plant, with a view towards partially self-funding the Phuoc Son processing plant. The Company commenced sourcing high-grade ore from the Phuoc Son mine in a trial trucking and toll treatment operation in August 2008. The trial treatment operation was carried out over three months. Based upon the results of this test, the Company applied to the Vietnamese authorities for a permanent trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant, and a temporary permit was granted in February 2009.During the year ended December 31, 2008, other capital expenditures of $4,630,344 were incurred.
In 2009: No additional exploration drilling was conducted during this year, but feasibility studies continued to re-evaluate the Reserves and Resources in the Phuoc Son Gold Property following drilling programs completed in 2008. As a result, the Company placed the Phuoc Son mine into commercial production effective October 1, 2009, with ore initially being trucked for toll treatment at the company’s Bong Mieu Mine. In September 2009 the Company was granted a trucking permit to truck ore from Phuoc Son to the Bong Mieu plant until December 2010 and the Company placed the Phuoc Son mine into commercial production effective October 1, 2009. The trucking permit was renewed effective March 15, 2011 until May 30, 2011. This permit allowed treatment of Phuoc Son ore through the Bong Mieu plant until commissioning of Phuoc Son’s

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        35

new processing plant. During the year ended December 31, 2009, PSGC spent $323,170 on property, plant and equipment acquisitions and $2,416,768 on other capital expenditures.
In 2010: Exploration of the North and South Deposits continued and a new resource estimate update was completed in May 2010. This resulted in an approximate 16% gold resource increase, in comparison with results estimated in March 2008. The then current resource estimate (by block modeling, using Inverse Distance Square) was based on 157 drill holes and included additional mineralization extensions that had been intersected by step-out drilling in 2008 around the periphery of the South and North deposits. During 2010, no peripheral exploration drilling was conducted, but five holes (2,123m) were completed in Bai Chuoi and Bai Dat. At Bai Chuoi North, results confirmed the continuation of the mineralized structure to the NW. At Bai Dat, results indicated that the mineralization host structure extends to the NE, NW and SW directions, beyond the boundary of the area currently being explored, still following the marble-argillite contact zone. Work on the process plant accelerated during the fourth quarter as all the major equipment arrived on site. The main civil works were completed and all the sections of the plant were in the final stages of construction. During the year ended December 31, 2010, PSGC spent $19,955,625 on property, plant and equipment acquisitions (including advances) and $4,099,686 on other capital expenditures.
In 2011: The first phase (9,000m in 26 holes) of a two-phase drilling program to upgrade inferred resources within the Dak Sa Shear to the north of Bai Go commenced in October 2011, continued throughout the fourth quarter. By the end of December 2011, 3,972.40 meters had been drilled in 13 holes and was continuing into 2012 with 2 holes still in progress as of 31/12/2012.Weak veining exposed in the Bai Chuoi cross-cut was examined with a view to Kempe drilling. A review of the down-dip projection of the Bai Dat ore body was conducted. Vein characteristics in Bai Dat Level 5 were found to support the proposed Level 6 development. No exploration drilling was conducted peripheral to Dak Sa. A University of Tasmania PhD research project continued. The company entered participation in the UTAS CODES “Ore Deposits of SE Asia” project, from which the Company will derive the benefit of research results that are normally beyond the reach of an individual exploration company. Aside from exploration, the Company focus was upon completing construction of the new processing plant. This was commissioned in June 2011. The plant achieved designed processing capacity in the fourth quarter of 2011 and has since been in full commercial production. During the year ended December 31, 2011, PSGC spent $8,832,610 on property, plant and equipment acquisitions (including advances) and $5,826,577 on other capital expenditures.
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
During the fiscal year ended June 30, 2013: Stabilization activities through the installation of active ground support (hydrabolts, jack packs and jack pots) at Bai Dat were completed. Cribset concreting has now been started at Bai Dat B45/46 in preparation for extraction of remaining high grade pillars. Fourteen underground drill holes were drilled to test the down-dip projections of the Bai Dat ore body below Level 6. Mineralization consistent with that exposed in Level 6 was intersected down-dip. Drilling however was constrained by the intersection of groundwater under high-pressure in some of the holes. 3D modeling of the drill intercepts has been completed for internal planning purposes. Geological mapping/sampling and a Phase 1 surface scout diamond drilling program (comprising 2,150 meters in 18 holes) commenced in March 2013; 2,131 meters were drilled in 11 holes within the Ba Cu, Bai Go-East and Bai Gio prospect areas. At Bai Cu, step-out drilling was conducted along the southern strike projection of the Dak Sa Shear to test for repetitions of the Bai Dat orebody. No ore zones were intersected, drilling in the promising BLEG Creek catchment was curtailed before the most prospective zone could be drilled. No ore zones were intersected, but drilling was curtailed before the most prospective zone (BLEG Creek catchment) could be drilled. Two holes drilled in Bai Go-East both intersected thick ophiolite sequence. Three holes drilled on the Bai Gio Quartz Vein returned sub-economic intercepts, but the bulk of the vein area remains as yet untested. Other holes planned at Tra Long, Khe Ri and Hoa Son were deferred.
Work Plan for fiscal year ending June 30, 2014:
•Develop Bai Dat to Level 7
•Commence application for new tailings dam in Phuoc Son
•Continue cost reduction plans
•Obtain exploration licenses for the Dak Sa and peripheral prospect areas
•Continue knowledge transfer from expatriate to local staff through training and development

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        36

Mineral Occurrences on Phuoc Son Property
Since 1998, Besra has discovered and explored 23 significant gold mineralization zones. The most important of these are the South and North Deposits within the Dak Sa Shear Zone, in the southern area of the property. Descriptions of these deposits and a summary of the other showings are as follows:
South Deposit (Bai Dat)
The South Deposit is hosted within the Dak Sa shear zone. Exploration to date has delineated one main mineralized quartz vein, which varies in thickness from one meter to over ten meters. The mineralized quartz contains pyrite, pyrrhotite, galena, sphalerite, and native gold, with total sulphides varying from less than 1% to more than 60%. The South Deposit has to date been mined (by room and pillar method) in over six Levels. The ore deposit remains open-ended down-dip to the NW. Further surface drilling in this direction however is constrained by rising terrain, with rapidly increasing depth to target in this direction. It is also possible that the mineralization may extend further along strike to the south. Current Bai Dat reserves and resources are as listed in the company’s reserve and resource table. With additional exploration, additional resources could be identified.
North Deposit (Bai Go)
The North Deposit is approximately 1 kilometer north of the South Deposit and is also hosted within the Dak Sa shear zone. The North Deposit is a sheeted quartz vein system, with widths of up to 32 metres. The Au-Ag-Pb-Zn mineralization is primarily fracture controlled in quartz. Drilling has delineated a thick central high-grade zone. An independent technical review was completed in March 2008 and an internal update of resources was estimated in May 2010. The deposit is currently being developed on three levels underground. Drilling has demonstrated that the mineralization extends along strike to the north for at least 900 meters and remains open down-dip to the west. Ongoing drilling in this area will focus on resource expansion as well as upgrading resources within the northern extension to reserve status for inclusion within a future Mining License application. Current Bai Go reserves and resources are as listed in the company’s reserve and resource table. With additional exploration, additional resources may be identified.
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
In September 2012: An in-house resource estimate update commencd, incorporating drilling results up to April 2012. This is still in progress.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        37

ownership interest in BMGMC, a joint venture enterprise incorporated in Vietnam. The other 20% of BMGMC is owned by two Vietnamese former governmental organizations, MIDECO (10%) and MINCO (10%).
The Company manages the operations at the Bong Mieu Gold Property on behalf of the joint venture, including exploration programs. The property covers four known deposits, namely Ho Gan at Bong Mieu Central, Ho Ray and Thac Trang at Bong Mieu East and Nui Kem at Bong Mieu Underground as well as several other mineralized occurrences.
The Company initially developed proven and probable reserves at Bong Mieu Central (Ho Gan), which contributed to the Company’s decision to commence mine and processing plant construction and gold production. Bong Mieu Underground (Nui Kem), an underground deposit that was operated by the French from 1896 to 1941, is located within one kilometer of the Bong Mieu Central plant.
Exploration work to date has resulted in a significant new discovery at Bong Mieu East in the eastern area of the property, as well as a number of new surface showings. There is potential for additional discoveries and resource expansion based on work completed to date.
The joint venture has a term of 25 years starting from the date of issuance of the investment license, after which an application can be made for extension. The investment capital of BMGMC as provided by the investment certificate, as amended, is USD$40,000,000. The legal capital of BMGMC is $3,000,000 with $2,400,000 contributed by the Company via its subsidiary, BMHL, and $300,000 contributed by each of MINCO and MIDECO. The joint venture profits shall be shared as follows: 10% for MIDECO, 10% for MINCO and 80% for BMHL.
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
The original Investment License was dated March 5, 1991 and amended on November 29, 1993 permits the establishment of a joint venture company, BMGMC to carry out gold mining and exploration at the Bong Mieu Gold Property. Pursuant to a new legislation, the original Investment License was converted into an Investment Certificate on June 9, 2005. The investment certificate is due to expire March 5, 2016. The Company has commenced discussions with the Vietnamese governmental authorities regarding renewing the investment certificate.
Pursuant to the terms of the investment certificate, BMGMC is exempt from import duties for all materials, equipment and spare parts imported by BMGMC and the product of BMGMC is licensed for export and sale in Vietnam. BMGMC must pay a 3% net smelter return royalty to the Vietnamese government, pay specified rent of US$200 per hectare per annum for land, remit corporate profit tax equal to 18% of profits for the first five years of profit (after five years the tax rate will be determined but will not exceed 25%). However, BMGMC is exempt from corporate profit tax for the first two profit-making years.
Mining Licensing
The Mining License (ML592/CNNg, covering Ho Gan and Nui Kem) was granted on July 22, 1992 with a 25 year term expiring July 22, 2017. The mining license permits the mining of gold at the Bong Mieu gold mine covering a total mining area of 358 ha including an open pit area of 230 ha, an underground mine of 100 ha and a tailings area of 28 ha. The BMGMC must submit a mining report annually to the Ministry of Heavy Industry and the State Mineral Resources Management Department.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        38

2010. The Company has applied for a two-year renewal of its exploration license over a 18.5 km2 area in the Bong Mieu project area. This application, (together with several other planned exploration license applications within the investment certificate area) is presently on hold pending Government confirmation that the area not subject to competitive mineral rights bidding.
Other Licensing and Permitting
On October 9, 1993, a Land Use certificate was issued to BMGMC by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine. The certificate covers a 365 ha area of which 300 ha is gold mining land, 32.3 ha is waste dumping land and 2.7 ha is for basic construction. The Land Use Certificate has a term of 25 years from September 1992 to September 2017.
On January 4, 2012, Bong Mieu Gold Mining Company obtained the renewed annual gold export certificate to allow for exportation of any dore that is produced by the Company. The gold export certificate expires on December 31, 2013.
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
Prior to the disposal of cyanide leached stream tails, the pulp is subjected to cyanide detoxification. This results in a reduction of cyanide levels (measured in terms of total cyanide) from about 100 parts per million to 5 parts per million. After treatment, the detoxified tailings are pumped to a tailing impoundment (Dam 3A and 3B) located approximately 1 kilometer from the mill site. The flotation tails is pumped to Dam 1A containment area. In the tailings impoundment, solids settle out and the clear supernatant is recycled back to the mill for reuse. Surplus effluent from the tailings is disposed to the natural environment, under the permission from the dignitaries in the local communities.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        39

A major plant improvement was implemented in the second quarter of CY2012 with the conversion of intensive leach and carbon columns for gold adsorption to a 7 stage carbon-in-leach (CIL) circuit. This resulted in an overall gold recovery increase from 75% to 85%.  Further improvement to 88% gold recovery was achieved by processing the Falcon gravity gold concentrate through regrinding followed by CIL leaching.
For further information on the operating results from Bong Mieu, refer to Operating Results at 5A.
Exploration and Development Expenditure
The carrying value of the mine property and rights and deferred exploration and development costs related to the Bong Mieu Gold Property, is approximately US$1,317,046 and US$5,248,718 as at June 30, 2013 (US$1,719,195 and US$6,145,341 respectively, as at June 30, 2012), and the carrying value of the property, plant, equipment and infrastructure for the Bong Mieu Gold Property is approximately US$406,499 (US$1,531,538 as at June 30, 2012).
Bong Mieu Property Description and Location
The Bong Mieu property is located in the Tam Lanh Commune of the Tam Ky District, in the southeast corner of Quang Nam Province in central Vietnam. It is some 20 kilometers south of the provincial capital of Tam Ky which lies about 60 kilometers south of the city of Da Nang along Highway 1 (see Figure 3).
The Bong Mieu Central (Ho Gan) gold deposit is located some 2 kilometers south of the Bong Mieu camp and offices on the southern side of the Bong Mieu River. Figure 4 shows the location of the Ho Gan, Bong Mieu East (Ho Ray) and Nui Kem deposits and the other principal occurrences on the property.
Figure 3: Bong Mieu Gold Property

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        40

Figure 4: Ho Gan Mining Map
Accessibility, Climate, Local Resources, and Infrastructure for Bong Mieu Property
Access to the Bong Mieu Project area is by 90 kilometers of bitumen road from Da Nang, via Tam Ky to Tien Phuoc. The Bong Mieu Central (Ho Gan) Mine is accessed from Bong Mieu via previously constructed dirt tracks. Some of these are heavily eroded in places but can easily be reformed by bulldozer and faced with rock to provide all weather access.
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
Most of the property associated with the Bong Mieu Gold Property is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 meters above sea level. The flattest portion of the property is cultivated but the remainder has second and third growth forest.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        41

Bong Mieu Central (Ho Gan Deposit)
The Ho Gan gold mineralization comprises sulphidic quartz veins and hydraulic breccias, hosted within altered intrusives. The deposit is flat lying, more or less conformable with topography, outcrops over an area of 1000 meters by 800 meters and extends to vertical depths of up to 15 meters. This deposit has now been largely mined out by open-pit Bong Mieu East
(Ho Ray Deposit & Thac Trang)
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
Nui Kem
Quartz-sulphide vein mineralization is hosted within a sequence of altered schists and gneisses that strike NE-SW along the southern limb of the Bong Mieu Anticline and dip shallowly to the SE. There are 5 known vertically stacked veins. Mining by the company has to date been confined to two (known as Main and Upper Veins). The deposit extends for over 3 km along strike and remains open in the down-dip direction. The veins are hosted within shear/thust fault zones. Nui Kem has historically been extensively mined under French administration from the 1890’s up until WWII. Underground mining by BMGMC is presently in progress.
History of Exploration on Bong Mieu Gold Property
In 1994-1996: BMGMC first conducted prospect wide geological, geochemical and geophysical surveys, funded by Indochina Goldfields Ltd. The property was subsequently acquired from Indochina by Besra in 1997.
From 1997 until late 2001: Besra (as operator of BMGMC), carried out only minimal field, owing to perceived low-grade nature of the mineralization, coupled with low gold price and depressed commodity market. During this period, a small staff was employed to maintain a presence at the field office, to keep the Property secure and discourage artisanal mining as much as possible.
In 2002: The commodity markets improved and Besra resumed exploration at Bong Mieu. The property database was reviewed, mapping and sampling carried out and historic Mineral Resource estimates reassessed, in part by geologists who had worked on the property previously. A start was made on preparing updated JORC-compliant Mineral Resource estimates and forward exploration programs were designed.
In 2003: Regional and property scale geological mapping and geochemical rock sampling was completed. By the end of 2003, several areas were identified as meriting follow-up work. As at December 31, 2003, accumulated deferred exploration costs were CAD$517,079 and mineral properties was CAD$3,944,000 for the Bong Mieu Gold Property.
In 2004: The Bong Mieu Central (Ho Gan) deposit was identified as having potential for early mining development. An infill and step-out diamond drilling program comprising 228 holes was undertaken. The holes were drilled vertically, on approximately 25 meter centers to depths ranging from 5.0 to 36 meters. The objective of the drill program was to define the limits of the deposit, estimate resources to JORC/NI43-101 status and provide data for detailed engineering of open-pits and preparation of production schedules. The program successfully expanded the limits of known Ho Gan mineralization and established continuity of mineralization between three previously discrete resource areas. At Thac Trang, immediately southeast of the Ho Ray deposit, a 15-hole program was completed in July 2004. It encountered encouraging results which management believed warranted additional exploration in 2005. During the year ended December 31, 2004, other capital expenditures of CAD$2,847,014 were incurred for the Bong Mieu Gold Property.
In 2005: At Bong Mieu Central (Ho Gan Deposit), new Ho Gan open pit deposit resource estimates were completed in March of 2005, based on the drill and assay results from the 2004 program. Largely at the behest of the Provincial Government, a decision to develop a “demonstration mine and process plant” was made. Three shallow exploration/condemnation holes (comprising 54 meters) were drilled, engineering, metallurgical and environmental studies were completed and construction of the Ho Gan mine process plant, tailings dams and related infrastructure commenced. At Bong Mieu East, a diamond drilling program during the early part of 2005 continued to evaluate the Thac Trang discovery. At the Nui Kem underground mine, five widely spaced exploration holes were completed. The drill program successfully confirmed the down-dip continuation of the main Nui Kem structure over a strike length of approximately 1.7 kilometers and to a depth of 250 meters below the deepest underground development level. During the year ended December 31, 2005, CAD$5,577,384 was spent on capital assets and CAD$2,794,000 was spent on other capital expenditures for the Bong Mieu Gold Property.
In 2006: Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. Through December 2006, Besra completed 66 drill holes totaling approximately 3,020 meters. Metallurgical test-work on representative Bong Mieu East ore types was conducted. Preliminary exploration programs, including drilling, were initiated to evaluate the economic potential of two new prospects, Ho Gan East and Bong Mieu West. At the Nui Kem mine, an exploration decline portal was

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        42

completed and the first 70 meters of the decline were developed. During the year ended December 31, 2006, other capital expenditures of CAD$3,147,855 were incurred for the Bong Mieu Gold Property.
In 2007: On October 9, 2007, the Company reported increases to the mineral resources at the Bong Mieu Gold Property as outlined in a Technical Report prepared by TMC/SA. The full text of the report is available at www.sedar.com. During the year, Besra completed 15 drill holes totaling approximately 1,615 meters at Bong Mieu. The bulk of this drilling was focused on the Nui Kem/Saro Hill areas which host vein structures parallel to the main Nui Kem vein system. Other capital expenditures of CAD$1,870,000 were incurred for the Bong Mieu Gold Property during the year.
In 2008: Geological mapping at Suoi Tre, followed up a deep soil sampling program undertaken in 2007 and confirmed the presence of a steep SE-dipping mineralized structure. A program of consolidating the ground-based and remote sensing data was completed by Encom in the second quarter of 2008 and follow up field work was commenced in the third and fourth quarter of 2008. In the first quarter 2008 the first ore targets were intersected at the Bong Mieu Underground Deposit. The decline development to the lowest level of the old French mine was completed in the second quarter, which lead to partial development and stoping in the third quarter of 2008. The Bong Mieu exploration license No 2125/GP-BTNMT was received and registered with the DGMV in the fourth quarter of 2008. The Company completed 35 exploration drill holes totaling approximately 5,062 meters on the property. The bulk of this drilling was focused on the Ho Ray and Nui Kem West sectors. During the year ended December 31, 2008, other capital expenditures of CAD$4,183,755 were incurred for the Bong Mieu Gold Property.
In 2009: During the year, the Company established a 64% upgrade of Gold Resources at Bong Mieu East and a preliminary financial assessment of Bong Mieu East was completed. Improvements to the Bong Mieu gold process plant were also completed to allow more efficient toll processing of the high grade ore from Phuoc Son. By end of year, production had been increased to 40,000 oz annualized. In the quarter of 2009, the Company also placed its Nui Kem (Bong Mieu Central) underground mine into production. During the year ended December 31, 2009, BMGMC spent $1,088,427 on property, plant and equipment acquisitions and $1,906,778 on other capital expenditures.
In 2010: At Bong Mieu Central (Ho Gan Deposit), two exploration holes, totaling 291 meters length were drilled on the south of Bong Mieu Central in September 2010 to test the southern extension of the Ho Gan mineralized structure. These two holes were successful in intercepting the Ho Gan mineralization host structure at its projected depths. Although the thickness and grade of the above intersections were not economically viable, they confirmed the continuation of the mineralization to the south, beyond the Ho Gan deposit boundary. Exploration in the final quarter of 2010 consisted of one hole being drilled (declined westerly) to test the potential at depth of the mineralized granite outcrop east of Dam 3. The hole did not intersect the target, which was thought to either dip easterly, or be faulted or pinched out at depth. At Bong Mieu East (Ho Ray Deposit and Thac Trang Prospect), infill drilling program commenced in late June 2010, and concluded in September 2010, with a total of 1,291m drilled in ten holes. All assays were received during the fourth quarter of 2010 and the updating and modification of geological models was completed. During the year ended 31 December, 2010, $1,282,332 was spent on property, plant and equipment acquisitions and $4,689,381 on other capital expenditures.
In 2011: At Bong Mieu Central (Ho Gan Deposit), exploration continued with the commencement of a drill program of 1,900m in 30 holes. The results showed marked gold grade and thickness variation. A small (10,000-20,000 ton) potentially mineable open-pit extension was located. A review of 2006 data revealed several prospective anomalies, at depth below Ho Gan pit and in an area designated Ho Gan-West. However, two holes, which tested the Ho Gan-West mineralized breccia, did not intersect significant mineralization and drilling was suspended. At Bong Mieu Underground (Nui Kem Deposit), two exploration holes were drilled on the Nui Kem northern slope to probe the Ho Gan projection within the Nui Kem footwall sequence. Both holes intersected a sheared, altered and mineralized (sulphidic) zone at the projected depth, but insignificant mineralization was intersected. Drilling was suspended.In addition, exploration drilling was conducted to test the eastern extension of the Nui Kem main vein system. Total drilling at Nui Kem for 2011 was 2,152.3 meters in 8 holes (drill holes NKDD017-024). Drilling results to date indicated that the best resource potential of the Nui Kem Main Vein lies down dip (SE) from NKDD019 and the best Nui Kem Upper Vein potential lies up-dip (NNW) and down-dip from holes NKDD017 and 018. At Bong Mieu East (Ho Ray Deposit and Thac Trang Prospect), the geological model was updated with results from 2010 infill drilling. During the third quarter, a resource update was internally reported and is reflected in the Global Reserves and Resources table at 4D, above. Further, BMGMC decided to split the overall Ho Ray-Thac Trang mine development into two stages. The first stage was to focus on a 2M tonne block containing most of the Ho Ray oxide resources with the second stage including the balance of the resource. For 2011, 1,426.30 meters were drilled in 21 holes. The geological model was updated and financial modeling was conducted at various production scenarios. Mine planning, evaluation of process options and compilation of an environmental impact assessment report commenced. The Ho Ray Reserve Criteria Proposal report was submitted to the CMRE on December 27, 2011.
Work for transitional six-month fiscal year ended June 30, 2012: At Ho Gan-South Underground, the Company determined that the ore zone plunges southerly into steeply rising terrain, beyond open-pit stripping limits, but because exploration drilling within this area has to date been sparse, no JORC/NI 43-101 resources were established.
An integrated surface and underground exploration program was proposed between Ho Gan South and the Nui Kem ore-body.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        43

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
Work for the fiscal year ended June 30, 2013: At Nui Kem, a mineralized intrusive sill has been encountered within south crosscuts on Levels 22 and 23. The sill, which appears to have intruded the earlier shear zone that hosts the Nui Kem Upper Vein, is accompanied by significant Au-Ag-Pb-Zn-Fe sulphides. Gold grades are erratic (1 - 31 g/t Au), but silver values range up to more than 200 g/t Ag. The intrusive appears to be thickening down-dip, below Level 23. Three drill bays are currently under construction, from which fourteen holes have been planned. At Ho Ray-Thac Trang deposit, the initial mining assessment report completed in 2007 is currently being updated to a feasibility study, which involved revision of the original mine planning. Lodgment of the Ho Ray Mining License Application (MLA) has been delayed due to enhancements to the mine plan, tailing storage facility design-work and the consequent need for amendments o the environmental impact assessment (EIA) amendments. The EIA will be ready for submission during the quarter ending December 31, 2013. After approval has been received from Vietnamese authorities, the Ho Ray MLA may be lodged (over part of the Ho Ray Thac Trang resource are).
Work plan proposed for fiscal year ending June 30, 2014:

•	Complete Feasibility study for Ho Ray - Thac Trang

•	Continue to explore and develop the Nui Kem upper vein at L23

•	Continue operations cost reduction plans (majority were executed in late June 2013)

•	Continue knowledge transfer from expatriate staff to local staff through training and development

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
Ho Gan (Bong Mieu Central)
Gold mineralization is located within several closely stacked shallow dipping shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist, and/or sulphide bearing schist (occasionally oxidized and carrying limonite/goethite). Some shears have demonstrated lateral extent to some 2 kilometers. The most common sulphide is pyrite. Galena and arsenopyrite also occur. Much of the deposit outcrops and extends to shallow depth beneath the surface; varying in thickness up to 11.60 m
Ho Ray and Thac Trang (Bong Mieu East)
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        44

thickness up to 2.2 meters and average bout 1.0 meter. The Nui Kem main vein has been exploited over a strike length of some 2.5 kilometers and down dip for at least 350 meters.
The Bong Mieu property hosts five other gold occurrences that warrant additional exploration to determine economic viability.
Resource and Reserve Estimates for Bong Mieu Property
Refer to the Global Reserves and Resources table at 4D for detail of mineral resource and ore reserves for the Bong Mieu Gold Property
Bau Gold Property, East Malaysia
The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. In operation since 1864, this goldfield has estimated total historic gold production of more than 3 million oz of gold of which approximately 1.5 million oz of gold production has been recorded. Regional analogy with goldfields across the border in Kalimantan suggests significantly greater remaining potential.
Following the amalgamation with Zedex in January 2010, the Company acquired a 50.05% controlling interest in and became the operator of the Bau Gold Project as part of a joint venture agreement with a local Malaysian company. On September 30, 2010 (as amended May 2011 and further amended January 2012 and May 2013) the Company entered into an agreement to acquire a further 43.50% interest in NBG by September 2015. The settlement is to be paid in several tranches as set out in the revised payment schedule on page 20 and will bring the Company’s effective interest to 93.55%. As a result, the Joint Venture agreement was revised to deal with a number of operational and governance matters.
Bau Gold Property Description and Location
The Bau Gold project area is centered on the township of Bau, about 35 kilometers WSW from the port city of Kuching. Kuching is the state capital (population in excess of 650,000) and has an international airport and two deep water ports. The project area is serviced by a network of sealed roads.
Figure 1: Bau Gold Property

Deposit Sectors
Central Bau
Kuching City
(30 km)
Jugan Hill
(in feasibility)
Fern Hill
Bau Ridge
Young's Hill
(in feasibility)
One Moon
Champion
Taiton
Kapor
15 Km long x 8 Km wide
120 Sq Km
3 M oz above 100m depth
N

Bau Gold Property Accessibility, Climate, Local Resources, and Infrastructure
The area is of tropical climate with annual rainfall in the order of four meters up to six meters. The highest rainfall months are between December and January, but with significant rainfall events possible all year round.
The morphology of the Bau area is striking. Tropical karst limestone blocks rise up to 350 m above peripheral lowland plain of 10 m to 20 m elevation.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        45

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
During the year ended December 31, 2010, NBG spent $40,848 on property, plant and equipment acquisitions and $2,551,343 on other capital expenditures.
Upgraded sample processing facilities and an on-site assay laboratory were put into place enabling processing times for samples of 48 to 72 hours.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        46

2011 Work
Geological mapping and geophysical modeling continued as did the drilling program that was commenced during the second half of 2010.
The focus of the drilling program was the completion of the Taiton Sector drilling, drilling the Bukit Young Pit Zone (Bekajang Sector) and Jugan Hill (Jugan Sector), the immediate focus for upgrading resources and the feasibility study. Additional exploration drilling was undertaken to follow up on geological and geophysical targets in these areas as well.
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
The total drilling program culminated in an updated resource estimate that was announced during March 2012. The update indicated an approximate 23% gold resource increase at Bau to 913,500 oz Au in the measured and indicated categories and 2,107,000 oz Au in the inferred category. Included in the resource estimate is an upgrade of 349,600 oz of resources from inferred to measured and indicated resource categories. This increase and upgrade derive from the drilling of 19,817 meters in 122 holes during 2011.
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
Work for the six-month transition year ended June 30, 2012
The Bau feasibility study is ongoing, initially focused on the Jugan deposit, which is the first of several Bau Central deposits listed for development. A feasibility study of resources within the Bekajang Sector is also in progress for planned development. Other sectors spread along the 17 km long Bau Central gold trend and are at varying stages of exploration and feasibility assessment. Ongoing drilling and related exploration activities during 2012 are expected to continue to expand and upgrade these for subsequent mining feasibility assessment. A further resource update is scheduled for the fourth quarter of 2012.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        47

Work for fiscal year ended June 30, 2013
In the second half of 2012, a 76-hole drill program totaling 17,395.4 meters at Jugan Hill delivered a 42% resource increase from 659,100 to 870,500 ounces measured and indicated and from 16,300 to 89,800 inferred. This was a 9.4% overall increase at the Bau Goldfield for 1,124,900 ounces measured and indicated, and 2,181,600 ounces inferred. Feasibility for the Jugan Hill deposit is progressing well, with metallurgy and process having been conceptually resolved and peer review by independent engineering, procurement, and construction management about to commence. Besra is targeting public release of the results of the feasibility study in the quarter ending December 31, 2013. During the year ended June 30, 2013, NBG capital expenditures were as follows:

	3 months	3 months	12 months	6 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Spending on exploration and development activities	974,138	1,755,348	3,923,275	3,137,451	5,537,081
Expenditure on property, plant and equipment	51,933	41,146	103,107	60,846	80,858

Work Plan for fiscal year ending June 30, 2014

•	Complete feasibility for Jugan Hill

•	Complete infill soil sampling program

•	Prioritize drilling targets following IP survey and soil sampling program

•	Investigate possible funding scenarios for development of Bau once the final mining feasibility model is complete

Bau Gold Property Main Mineral Occurrences
The Bau resource comprises multiple deposits, all which remain open with potential for further expansion through continuing exploration. The deposits comprise several different mineralization styles.
Jugan Hill
This is a near-surface (open-pitable) gold deposit located at the north-eastern end of the Bau Central gold trend. It comprises sediment-hosted, disseminated (Carlin style) mineralization. It is hosted within a thick shale/sandstone sedimentary sequence, which is transected by deep faulting and intruded by dacite porphyry stocks, dykes and sills. Diamond drilling at Jugan Hill between October 2011 and October 2012 comprised 17,395.40 meters of drilling in 76 holes. This resulted in a 42% (284,900 ounce) expansion of JORC/NI43-101 gold resource beyond the previous resource estimate and upgraded the bulk of the  resource into Measured & Indicated resource categories. The Jugan Hill resource now comprises 17,911,300 tonnes @ 1.51 g/t Au for 870,500 ounces (Measured and Indicated) and 1,774,000 tonnes @ 1.57 g/t Au for 89,800 ounces (Inferred). The Jugan Hill deposit still remains open at depth and along strike in both directions. Integration of the Jugan Sector geological, soil geochemical, DIGHEM and IP datasets and in depth analysis of results has been completed in-house. Five significantly prospective areas have been defined. Final specification and prioritization of drilling targets presently awaits completion of the infill soil sampling program.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        48

zones and 2.0 g/t Au for deeper underground zones) being: 1.52 million tonnes @ 2.75 g/t Au containing 134,000 oz gold in the Indicated Resource category and 3.42 million tonnes @ 1.75 g/t Au containing 192,000 oz gold in the Inferred Resource category. These deposits remain under-explored with numerous open-ended depth extensions and a further 3 strike-kilometers of the total of 5 strike-kilometers of veining yet to be drilled. A number of mineralized intrusive dykes also remain to be further explored.
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
On September 30, 2011, the Company entered into the Capcapo Joint Venture Agreement with AMIC, Jabel Corporation, KMC, and PhilEarth. Pursuant to the Capcapo Joint Venture Agreement, the Company and Philearth (collectively referred to as the “Olympus Consortium”) is entitled to earn a 60% interest in the Capcapo Gold Property. AMIC, one of the Company’s joint venture partners on the Capcapo Gold Property, has been operating and exploring within Northern Luzon for over 40 years and provides Besra with a local partnership in the Philippines.
The Capcapo Gold Property consists of MPSA 144, which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometer radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which is the subject of a renewal Exploration Permit Application (“EXPA”) filed by Jabel Corporation.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        49

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

Stage	Expected Expenditures	Payment Due Upon Completion of the Stage
Stage 1	$1,000,000	$400,000
Stage 2	$2,000,000	$400,000
Stage 3	$4,000,000	N/A
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        50

Figure 1 Capcapo Regional Setting
Figure 2 Capcapo Local Setting
Capcapo Property Accessibility, Climate, Local Resources, and Infrastructure
The Capcapo property is accessible by road some 45 km southeast from Bangued, the provincial capital. Bangued is 409 road kilometers north of Manila. The Capcapo prospect is traversed by the main Abra-Kalinga road, however access is restricted to foot throughout most of the areas on both the Patok and Capcapo tenements. Old mine and drill access tracks are present, however these are generally heavily eroded. These could provide excellent vehicular access once they are rehabilitated.
The climate is tropical, with marked wet and dry seasons and seasonal exposure to typhoons.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        51

The Capcapo Gold Property is in a rural setting, with only local village resources. Reticulated electricity is available and houses are available for rent.
History of Exploration at the Capcapo Property
In the mid-1980s, Gold Fields Asia Ltd based in Australia, completed trenching and eight short holes in the Capcapo deposit area. Since drill core from this previous drilling was not available, Besra, as part of its final due diligence, has re-drilled three of the previous holes (OYM holes 07-9 to 07-11). Surface trench results yielded an average grade of 4.54 g/t gold over 9,150 m2 area using a 0.5 g/t cut-off. Individual trench assays ranged up to 110 g/t gold. Besra trench sampling has confirmed the previous assay values. OYM trench A assayed 6.8 g/t Au over 20 meters. Results from due diligence holes 07-9 to 07-11 have returned extensive gold - copper mineralization. Step-out drilling (holes 07-12 onwards) has extended the mineralized zone.
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
During the fourth quarter of 2011, the Company and its joint venture partners made preparations to conduct community relations work in order to settle land access arrangements.
A new exploration permit application was filed by Jabel on behalf of the joint venture over an area of about 500 km2 surrounding the area of the Capcapo Mineral and Production Sharing Agreement.
In 2012, a contract was signed with consultants to conduct community consultations and, a free, informed and prior consent (“FIPC”) process. Recruitment of a Capcapo field team is on hold as no field work can be conducted pending completion of the FIPC process and settlement of land access arrangements.
Planned initial exploration will be on extended geological mapping/sampling and step-out drilling over the East Knoll area. However, field team recruitment and commencement of exploration continues to be deferred pending access.

Capcapo Property Resource and Reserve Estimates
There is no known commercially minable mineral deposit on the property.
Tien Thuan Gold Project, Central Vietnam
The Binh Dinh Provincial Government has granted an investment certificate to the Besra subsidiary, Binh Dinh New Zealand Gold Company (“BNG”). Pursuant to the investment certificate, Besra may earn an equity interest of 75% in the Tien Thuan Gold Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Biotan Mineral Joint Stock Company, a Vietnamese corporation, holds the remaining 25% interest in BNG. Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.
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
Figure 1: Tien Thuan Gold Property

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        52

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
The project area broadly encompasses about 100 km2 on the eastern side of the Song Con River Valley. The area is characterized as low to moderately mountainous, transitional between a mountainous region in the west (maximum 975m ASL), reducing to the fertile agricultural plains in the east (minimum 275m). A proportion of the project area (500-700m ASL) is characterized as rugged terrain with locally steep slopes (>250). At lower elevations, the slopes are generally of 10-15o. Narrow alluvial plains and terraces extend along the Song Con Valley floor.
The climate in the region is characterized as humid-tropical monsoon. Temperature varies from 20 to 35oC and averages 26-28oC. The average annual precipitation is 1700-1800 mm. 70-80% of this falls in the rainy season (from August to December), at which time high rainfall events sometimes cause lowland flooding. The dry season begins from January and lasts for eight months, sometimes resulting in droughts. The average humidity is 75%.
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
Primary forests have been completely removed by prior milling. The high country comprises secondary natural re-growth of scrubby character. Lowland slopes mostly comprise plantations (cashews, peanuts, paper trees, eucalyptus, etc), while the valley floors are mostly occupied cultivated crops (rice, watermelons, etc).
Tien Thuan Property Geology
Central to the project area, a sparsely outcropping mineralized granitoid intrusive (quartz monzonite porphyry) of probable Early Tertiary age has been partially delineated beneath shallow alluvium in a pronounced circular depression of some 4 km diameter. Rhyolites and felsites appear to dominate much of the peripheral terrain. Gold mineralization is intimately

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        53

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
Following formation of BNG as the joint venture company and the Provincial Government approval of the work program, BNG commenced exploration in December 2007 with 1:5,000 scale geological mapping and 100m x 50m grid rock and soil geochemical surveys of the tenement area.
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
No exploration work was conducted on the Tien Thuan Gold Project in 2012 or 2013 to date as the Company focused its resources on its other projects.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        54

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
GR Enmore Gold Project, New South Wales, Australia
The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in an exploration license (EL 7836) covering 290km2 and is earning an 80 percent interest in two exploration licenses covering 35 km2 (EL 4619 and EL 4702). The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        55

GR Enmore Property Description and Location
The Enmore Gold Project is located within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia.
Figure 1: GR Enmore Gold Property
Enmore Property Accessibility, Climate, Local Resources, and Infrastructure
The Enmore Project lies approximately 30 km south of the regional center of Armidale in northern New South Wales, Australia. Armidale is serviced by sealed highways and by daily air services. Vehicle access to the property is by sealed rural roads. Access within the tenements is by farm tracks. The climate is temperate, with marked seasonal variation. Winter temperatures can fall below freezing on the Enmore Plateau.
The Enmore Project is in a rural setting. Reticulated electricity is available at roadside and accommodation and field supplies are available from the nearby township of Armidale.
Enmore Property Geology and Main Mineral Occurrences
At Sunnyside diamond drilling demonstrated vertical continuity down to 118m and subsequent trenching through a strike length of 400m and width of up to 50m confirmed variable frequency stockwork mineralization.
Oxide mineralization extends to a depth exceeding 50m towards the Sunnyside fault. There is limited information beyond the fault, but at least one footwall structure has been identified. Drilling at Bora has confirmed a NE striking steeply plunging to the NW lode style vein system developed within an extensive mylonite zone comprising milled adamellite locally intensively

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        56

altered to a quartz ‐ sericite assemblage. Drilling to date has confirmed grade potential to 180m, but with the plunge component additional step out drilling is required. Given the occurrences of alluvial gold along the Bora fault it is highly probable that further dilation zones hosting auriferous lodes exist between Bora and Red Hill (across a topographic divide).
History of Exploration on Enmore Gold Project Property
Drilling and subsequent trenching over the Bora, Sunnyside and Sheba prospects has confirmed the potential for limited scale economic mineralization. Of the three prospects, Bora and Sunnyside appear to have the most upside potential, other prospects including Red Hill, Golden Gully and Stony Hill have generated some interesting results but there appears to be limited structural focus which is critical for shoot style lode development in this area. Very extensive trenching right through the Sunnyside stockwork zone was conducted to confirm the full strike and width of this mineralization, the results confirmed additional drilling is required to close off the full strike extent of the mineralization, however, this is unlikely add any significant additional ounces to the resource.
During the fourth quarter of 2010, a field reconnaissance was conducted to further assess mineralization indicators. A review assessment report was completed. However, the proposed ongoing program calling for detailed geological mapping and rock sampling, combined with in-fill soil geochemistry was deferred as the Company explores options for divesting of its interest in the Enmore property in order to focus on the Southeast Asian properties in its portfolio.
In the second half of CY2014, a reduced exploration (comprising landowner liaison, field base reinstatement, Quickbird image analysis, geological mapping and an aerial geophysical survey) was in progress. In the first half of CY2013 exploration work was discontinued as the Company focused its resources on its other projects.
GR Enmore Property Resource and Reserve Estimates
There is no known commercially mineable mineral deposit on the property.

ITEM 4E:	UNRESOLVED STAFF COMMENTS
Disclosure under this item is not required for the Company as it is not an accelerated filer, a large accelerated filer, nor a well-known seasoned issuer.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following is a discussion of the results of operations of the Company for the financial year ended June 30, 2013, the transitional fiscal period ended June 30, 2012 and the fiscal year ended December 31, 2011 and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Report on Form 20-F. Unless indicated otherwise, all references herein are to U.S. dollars.
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the fiscal year ended June 30, 2013, the fiscal transition year ended June 30, 2012 and the fiscal year ended December 31, 2011. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Report on Form 20-F.
Overview
Besra is an international mineral exploration and development company engaged in the business of acquiring and developing mineral properties in Southeast Asia. The Company’s long-term strategy is to position itself as a significant gold producer in Southeast Asia. In addition to interests in other properties discussed above in Item 4D, the Company currently owns interests in two gold producing properties in Vietnam, which are referred to as the Phuoc Son Gold Property and the Bong Mieu Gold Property.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        57

5A.	Operating Results
Operating Review

	3 months	3 months	12 months	6 months	12 months
US$	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Sales *	22,244,500	6,725,015	82,772,713	34,552,265	47,976,630
Costs of sales	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966
Gross margin	8,986,230	3,926,062	39,128,456	19,723,825	25,069,664

Earnings before finance costs, income tax, depreciation, amortization and impairments	3,665,904	(100,330)	16,112,826	8,762,644	7,809,863

Non-IFRS Measures
Costs of sales (IFRS)	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966
Gold sold (oz)	15,800	4,211	52,195	20,711	29,249
Operating cash cost per ounce sold (US$)(1)	839	665	836	716	783

Costs of sales (IFRS)	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966
Inventory adjustment	1,072,569	5,180,344	6,914,872	1,321,259	8,243,703
Total production costs	14,330,839	7,979,297	50,559,129	16,149,699	31,150,669
Gold produced (oz)	18,481	7,838	60,187	20,362	42,868
Operating cash costs per ounces produced (US$)(2)	775	1,018	840	793	727

All-in sustaining costs(3)	1,218	1,563	1,326	1,300	1,187

Operating data
Ore milled (tonnes)	152,316	72,115	520,154	143,658	236,281
Grade (g/t Au)	4.10	4.07	3.91	5.38	6.97
Average recovery (%)	92	83	92	82	81
Average realized price (US$)	1,408	1,597	1,586	1,668	1,640
* See Note 27 of the accompanying financial statements with regard to reclassification relating to cost of sale in prior years.

1.
Operating cash cost per ounce sold includes mine site operating costs including mining, processing and refining and inventory adjustments, but is exclusive of royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Cash operating cost per ounce produced includes mine site operating costs including mining, processing and refining, but is exclusive of inventory adjustments, royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

Sales
Gold sales amounted to 15,800 ounces during the quarter ended June 30, 2013 (4,211 ounces in the same quarter ended June 30, 2012) at an average realized price per ounce of US$1,408 (US$1,597 - average price per ounce in the same quarter ended June 30, 2012).
During the year ended June 30, 2013, revenue increased to US$82,772,713 compared with US$34,552,265 and US$47,976,630 in the six months ended June 30, 2012 and the year ended December 31, 2011. Gold sales amounted to 52,195 ounces during the year ended June 30, 2013 (20,711 and 29,249 ounces in the six months ended June 30, 2012 and year ended December 31, 2011) at an average realized price per ounce of US$1,586 (US$1,668 and US$1,640 - average price per ounce in the six months ended June 30, 2012 and year ended December 31, 2011). The increase in ounces produced is attributable to the higher production capacity achieved at the Phuoc Son plant which demonstrated capability to process more than 1,100 tonnes per day. In 2011 the Company was mining the higher grade Bai Dat resource at Phuoc Son. The effect of abnormal ground conditions at Bai Dat in the quarter ended June 30, 2012 resulted in significant interruption to production. Stabilization activities through the installation of active ground support at Bai Dat were completed in the quarter ended March 31, 2013 and production resumed. Bai Dat gold production amounted to 7,477 ounces in the year ended June 30, 2013. The Bong Mieu plant upgrade was completed in the second half of the 2012 calendar year, which resulted in higher metal recoveries and a significant reduction in reagent consumption.
Cost of Sales
During the quarter ended the Company managed to reduce all-in sustaining costs to US$1,218 from US$1,563 in the same comparable quarter last year. During the quarter ended June 30, 2013 the Company managed to reduce cash operating costs to US$775 from US$1,018 in the same comparable quarter last year.
During the year ended June 30, 2013 cost of sales increased to US$43,644,257 from US$14,828,440 and 22,906,966 in the six months ended June 30, 2012 and the year ended December 31, 2011. Cost of sales increased as a percentage of

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        58

sales primarily due to the higher mining costs per ounce produced as a result of the change in grade with moving to the Bai Go project at Phuoc Son. Costs per tonne milled has reduced at both Bong Mieu and Phuoc Son.

Phuoc Son Gold Project, Vietnam
The Company pays the Vietnam Government a royalty equal to 15% of the sales value of gold production in Vietnam from Phuoc Son.
A summary of Besra's operating results at Phuoc Son is provided below:

	3 months	3 months	Change	3 months	12 months	6 months	12 months
	Mar 31, 2013	Jun 30, 2013	(%)	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Financial Data (US$)
Gold sales	13,869,750	13,195,900	(5)	2,007,861	56,514,959	25,046,282	32,136,649
Cost of sales*	6,392,812	8,685,159	36	1,588,113	28,852,400	7,357,872	10,570,861
Royalties	1,782,582	2,154,260	21	713,044	8,570,684	3,959,557	5,869,085
Environment fees	866,376	879,781	2	284,599	2,915,597	563,827	—
Depreciation and amortization	3,411,892	4,843,476	42	3,812,421	14,980,053	8,058,260	9,391,203
Earnings from mine operations	1,416,088	(3,366,776)	(338)	(4,390,316)	1,196,225	5,106,766	6,305,500

Operating Data
Ore milled (tonnes)	97,907	96,796	(1)	34,451	336,217	63,812	87,528
Grade (g/t Au)	3.30	4.77	45	4.50	4.31	7.47	11.00
Mill recoveries (%)	94	94	—	91	94	93	92
Gold produced (oz)	9,717	13,976	44	4,549	43,698	14,301	29,726
Operating cash cost per ounce produced(1)	911	700	(23)	641	783	524	520
Ounces sold (oz)	8,550	9,310	9	1,194	35,313	15,013	19,423
Operating cash cost per ounce sold(2)	748	933	25	1,330	817	490	544
All-in sustaining costs(3)	1,253	1,051	(16)	1,236	1,287	1,190	1,023
Realized gold price	1,622	1,417	(13)	1,682	1,600	1,668	1,655

Costs per Tonne Milled (US$)
Cost of sales (IFRS)	6,392,812	8,685,159	36	1,588,113	28,852,400	7,357,872	10,570,861
Inventory adjustment	2,458,099	1,280,573	n/a	(3,988,768)	5,361,473	140,514	4,885,127
Total costs of ore produced	8,850,911	9,781,367	11	2,916,073	34,213,873	7,498,386	15,455,988
Mining	40.02	41.35	3	43.24	41.74	50.50	53.87
Processing	32.83	33.53	2	25.41	35.45	39.41	59.56
Mine Overheads	16.52	19.64	19	15.99	19.69	27.60	63.16
Total cost per tonne of ore	89.37	94.52	6	84.64	96.88	117.51	176.59
* See Note 27 of the accompanying financial statements with regard to reclassification relating to cost of sale in prior years.

1.
Operating cash cost per ounce produced includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce sold includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

Key financial information on the Phuoc Son project is provided below:

(US$) As at	Jun 30, 2013	Jun 30, 2012
Net deferred exploration and development	8,243,659	14,459,319
Property, plant and equipment	15,635,904	27,098,950

	3 months	3 months	12 months	12 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Spending on exploration and development activities	1,335,057	1,141,194	4,801,604	3,423,955	5,826,577
Expenditure on property, plant and equipment	1,575,053	540,546	2,235,529	774,741	8,832,610

Production and Operating Statistical Results
Phuoc Son Process Plant
Production during the quarter ended June 30, 2013 increased compared to the same quarter last year due to increased plant capacity (resulted in 2.8 times more milled ore), higher recovery achieved and better grade.
During the quarter ended June 30, 2013 the 44% increase in gold production compared to the previous quarter is due to

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        59

the higher feed grades - 4.77 g/t Au in the quarter ended June 30, 2013 compared with 3.3 g/t Au during the previous quarter ended March 31, 2013).
During the year ended June 30, 2013 costs per tonne mined and milled have reduced to US$96.88 compared with US$117.51 and US$176.59 in the six months ended June 30, 2012 and the year ended December 31, 2011.
Continuous focus on improvement of the plant throughput resulted in the daily record being surpassed five times across the quarter, reaching 1,612 tonnes per day on May 24, 2013.
Bai Dat
Total ore milled during the quarter ended June 30, 2013 is 17,845 tonnes at 8.25 g/t Au. This is a 248% increase in tonnage and 62% increase in grade compared to the previous quarter. The improvement is due to the extraction of high grade pillars and remnant ore from three working areas. Total development advance is 129 meters.
Concurrent with the mining activities at Bai Dat B45/46 and at Level 1, installation of ground supports (cribsets, pre-stressed stulls, hydrabolts and friction bolts) continued through the period.
Bai Go
Total ore milled was 78,951 tonnes at 3.99 g/t Au. This is a 15% decrease in tonnage and 25% increase in grade compared to the previous quarter. Total development advance was 1,239 meters, a 40% decrease compared to the previous quarter. The Bai Go decline was suspended after reaching 420 elevation to prioritize ore production.
The first cable bolts were successfully installed at L3 Drift North, which will allow safe extraction of ore by open stoping.
Commissioning of Bai Go Cemented Aggregate Fill backfilling setup in May 2013 allowed for mining of over 3,000 tonnes of high grade ore. Cemented Rock Fill backfilled headings account for 29% of Bai Go's production.
Phuoc Son General
The daily ore mined record was broken four times across the quarter, reaching 1,828 tonnes on June 21, 2013; weekly ore mined record was broken five times and reached 11,313 tonnes in the last week of June; record monthly ore mined of 45,970 tonnes was achieved in June; and the quarterly ore mined record of 109,004 tonnes was achieved in the quarter ended June 30, 2013.
Improvement in mobile equipment availability through training programs and management was achieved during the quarter ended June 30, 2013.
In May 2013 there was a roadblock which resulted in reduced production at the Phuoc Son Gold Project for five days. Besra successfully negotiated with the local hamlet, commune and district authorities for the opening of this roadblock. Dialog with community and government entities to improve relations is ongoing.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        60

Bong Mieu Gold Project, Vietnam

A summary of Besra's operating results at Bong Mieu is provided below:

	3 months	3 months	Change	3 months	12 months	6 months	12 months
	Mar 31, 2013	Jun 30, 2013	(%)	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Financial Data (US$)
Gold sales	5,942,750	9,048,600	52	4,717,154	26,257,754	9,505,983	15,839,981
Cost of sales*	4,354,885	4,573,111	5	3,885,368	14,791,857	7,470,568	12,336,105
Royalties	167,847	205,186	22	156,657	733,944	305,316	524,118
Environment fees	294,652	362,842	23	289,833	1,224,578	639,230.07	—
Depreciation and amortization	1,626,073	898,889	(45)	2,710,073	4,442,180	3,734,675	3,785,709
Earnings from mine operations	(500,707)	3,008,572	(701)	(2,324,777)	5,065,195	(2,643,806)	(805,951)

Operating Data
Ore milled (tonnes)	53,483	55,520	4	37,664	183,937	79,846	148,753
Grade (g/t Au)	2.58	2.83	10	3.56	3.19	3.19	3.69
Mill recoveries (%)	87	89	2	76	87	74	74
Gold produced (oz)	3,872	4,506	16	3,290	16,489	6,061	13,142
Operating cash cost per ounce produced(1)	1,085	1,010	(7)	1,539	991	1,427	1,194
Ounces sold (oz)	3,650	6,490	78	3,017	16,882	5,698	9,826
Operating cash cost per ounce sold(2)	1,193	705	(41)	1,288	876	1,311	1,255
All-in sustaining costs(3)	1,480	1,393	(6)	2,035	1,381	1,931	1,533
Realized gold price	1,628	1,394	(14)	1,564	1,555	1,668	1,612

Costs per Tonne Milled (US$)
Cost of sales (IFRS)	4,354,885	4,573,111	5	3,885,368	14,791,857	7,470,568	12,336,105
Inventory adjustment	(152,647)	(23,639)	n/a	1,177,856	1,553,399	1,180,745	3,358,577
Total costs of ore produced	4,202,238	4,549,472	8	5,063,224	16,345,256	8,651,313	15,694,682
Mining	54.66	49.82	(9)	66.59	54.06	45.99	37.20
Processing	22.86	25.04	10	37.53	24.85	37.89	41.49
Mine Overheads	17.33	24.34	40	30.31	25.89	24.47	26.82
Total cost per tonne of ore	94.85	99.20	5	134.43	104.80	108.35	105.51
* See Note 27 of the accompanying financial statements with regard to reclassification relating to cost of sale in prior years.

1.
Operating cash cost per ounce produced includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

2.
Operating cash cost per ounce sold includes all operating cash costs including site administration but excludes government fees and levies. Refer to the Non-IFRS Measures section of the Company's MD&A.

3.
All-in sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

Key financial information on the Bong Mieu project is provided below:

(US$) As at	Jun 30, 2013	Jun 30, 2012
Net deferred exploration and development	5,248,718	6,145,341
Property, plant and equipment	406,499	1,531,538

	3 months	3 months	12 months	12 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Spending on exploration and development activities	381,295	470,224	1,264,230	1,368,621	4,454,018
Expenditure on property, plant and equipment	73,586	373,067	1,088,430	634,918	926,252

Production and Operating Statistical Results
Bong Mieu Process Plant
Production during the quarter ended June 30, 2013 increased compared to the same quarter last year due to higher recovery and better grade.
During the year ended June 30, 2013 costs per tonne mined and milled have also reduced to US$104.80 compared with US$108.35 for the six months ended June 30, 2013 and US$105.51 for the year ended December 31, 2011.
During the quarter ended June 30, 2013, 4,506 ounces of gold were produced, a 16% increase compared to the previous quarter. Historically stockpiled low grade Ho Gan open-pit ore was used to feed the mill when capacity allowed.
The daily mill throughput record was broken twice during the quarter, reaching 682 tonnes on June 28, 2013. The monthly

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        61

mill throughput record was set in May with 18,854 tonnes.
Nui Kem
Total ore milled at Nui Kem is 55,520 tonnes at 2.83 g/t Au. The tonnage increased 4% compared to the previous quarter.
Lateral drive advance is 194 meters compared to the previous quarter's 250 meters. Vertical drive advance was 358 meters compared to the previous quarter's 162 meters.
The Company commenced driving of L24 decline during the quarter ended June 30, 2013.
Bong Mieu General
Besra security, Viet Ha and local police conducted 14 seizures against illegal mining operations in the Nui Kem and Ho Gan areas.
Preparation of the Ho Ray and Thac Trang feasibility study is ongoing and scheduled for completion in September 2013.
Bau Gold Project, Malaysia
Key financial information on the Bau project is provided below:

(US$) As at	Jun 30, 2013	Jun 30, 2012
Net deferred exploration and development	14,618,741	10,663,853
Property, plant and equipment	120,916	139,248

	3 months	3 months	12 months	12 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Spending on exploration and development activities	974,138	1,755,348	3,923,275	3,137,451	5,537,081
Expenditure on property, plant and equipment	51,933	41,146	103,107	60,846	80,858

5.A.2	Financial Review

(US$)	3 months	3 months	12 months	6 months	12 months
	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Sales	22,244,500	6,725,015	82,772,713	34,552,265	47,976,630

Costs of sales*	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966
Royalty expense	2,359,446	869,701	9,304,628	4,264,873	6,393,203
Environmental fees	1,242,623	574,432	4,140,175	1,203,057	—
Corporate and administrative expenses	1,325,832	1,313,824	6,625,914	3,743,652	8,919,587
Share-based compensation	278,431	1,055,411	2,012,549	1,462,071	1,277,892
Exploration costs	113,994	213,024	932,364	287,528	669,119
	18,578,596	6,825,345	66,659,887	25,789,621	40,166,767

Earnings before finance costs, income tax, depreciation, amortization and impairments	3,665,904	(100,330)	16,112,826	8,762,644	7,809,863

Depreciation and amortization	6,261,469	6,592,289	20,749,097	11,922,054	13,410,876
Impairment charge	14,030,768	12,812,162	14,030,768	12,812,162	—
Finance charges	(718,206)	(4,540,905)	4,939,108	930,104	(11,678,462)
	19,574,031	14,863,546	39,718,973	25,664,320	1,732,414

Income/(loss) for the period before income tax	(15,908,127)	(14,963,876)	(23,606,147)	(16,901,676)	6,077,449
Income tax expense	567,703	(487,129)	1,696,882	1,399,391	4,180,557
Total comprehensive income/(loss) for the period	(16,475,830)	(14,476,747)	(25,303,029)	(18,301,067)	1,896,892
* See Note 27 of the accompanying financial statements with regard to reclassification relating to cost of sale in prior years.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        62

Royalty Expenses
During the year ended June 30, 2013 royalty expenses increased to US$9,304,628 from US$4,264,873 and US$6,393,203 in the six months ended June 30, 2012 and the year ended December 31, 2011 due to increased sales in the respective periods.
Environmental Fees
During the year ended June 30, 2013 environmental fees increased to US$4,140,175 from US$1,203,057 in the in the six months ended June 30, 2012. The fee was introduced in January 2012 and is based on volume of ore mined.
Corporate and Administrative Expenses
Administrative costs include corporate expenses and other costs that do not pertain directly to operating activities.
Share-Based Compensation
Share-based compensation expense recognized for stock options during the year ended June 30, 2013 amounted to US$2,012,549 (six months ended June 30, 2012 - US$1,462,071 and the year ended December 31, 2011 - US$1,277,892, respectively). During the year ended June 30, 2013 12,442,500 options were issued to directors, officers, employees and consultants of the Company. 4,562,500 options issued during the year ended June 30, 2013 were an inducement to the new key management hired at the beginning of the financial year.
Exploration Costs
During the year ended June 30, 2013, exploration costs increased to US$932,364 compared with US$287,528 and US$669,119 in the six months ended June 30, 2012 and the year ended December 31, 2011. Costs incurred during the year ended June 30, 2013 relate to exploration costs incurred mainly by Kadabra Mining Corp. (US$502,026) and GR Enmore (US$290,597).
Depreciation and Amortization
During the year ended June 30, 2013 depreciation and amortization expense increased to US$20,749,097 from US$11,922,054 and US$13,410,876 in the six months ended June 30, 2012 and the year ended December 31, 2011 due to increased ounces sold, as many of the mining assets are amortized on a unit-of-production basis.
Finance Charges
During the year ended June 30, 2013, six months ended June 30, 2012 and the year ended December 31, 2011 finance charges were as follows:

	3 months	3 months	12 months	6 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Interest on convertible notes and gold-linked loans	920,292	1,063,052	3,952,855	2,158,172	2,348,484
Accretion	1,449,876	1,454,547	5,752,733	2,836,517	4,684,451
Interest expense/(income), net	257,945	(111,481)	1,105,031	(120,881)	147,089
Capital restructure costs	(615,866)	—	3,435,199	—	—
(Gain)/loss on gold loan principal repayments	849,954	1,157,625	2,051,461	1,157,625	(2,305,926)
Derivatives - fair value revaluation	(3,051,682)	(7,321,826)	(10,625,497)	(4,619,530)	(16,351,957)
Foreign exchange gain	(528,725)	(782,822)	(732,674)	(481,799)	(200,603)
Total	(718,206)	(4,540,905)	4,939,108	930,104	(11,678,462)

Capital restructure
In November 2012, 41%, 40% and 90% of the outstanding principal amounts of the 8% senior secured redeemable gold delivery promissory notes due May 31, 2013 (the “Gold Loan” notes), 9% CAD subordinated unsecured convertible redeemable promissory notes due March 26, 2014 and 8% USD unsecured convertible redeemable notes due May 6, 2015 were amended into 8% unsecured Gold-Linked notes due May 6, 2015. Capital restructure expenses amounted to US$4,051,065 and consisted of US$1,754,287 of the increase in face value of the amended gold loan from US$3,827,541 to US$5,581,831, US$2,095,100 of the deferred fees on old debt were expensed upon adoption of extinguishment accounting and US$201,678 of consultant fees.
The amended gold linked note provided the note holders with a right to redeem their notes on May 31, 2013. In May 2013 holders of 38% of the principal amount of the Amended Gold Loan notes chose to exercise their option and settle their principal by delivery of 1,133 gold ounces. A portion of capital restructure expenses related to the November increase in

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        63

the face value of the amended gold loan in the amount of US$623,183 was reversed and 1,133 gold ounces of the gold-linked notes (at US$1,200 per ounce) in the total value of US$1,359,672 were settled together with the remaining 2,305 gold ounces of the original Gold Loan in May 2013.
Loss on gold loan principal repayment
During the year ended June 30, 2013, loss on gold loan principal repayment amounted to US$2,051,461 compared to a loss of US$1,157,625 in the six months ended June 30, 2012 and gain of US$2,305,926 during the year ended December 31, 2011. The variance is explained by a lower cost per ounce used in valuation of gold inventory in the comparable periods due to higher grade of gold mined.
Revaluation of derivatives
The Group has embedded derivative instruments in its debt finance on the Gold-linked notes, Convertible notes and Gold loan. The components of the gold-linked notes, convertible notes and gold loan that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is re-valued at each reporting date with the corresponding unrealized movement in value being reflected in the consolidated statement of comprehensive income.
Foreign exchange gain
Foreign exchange gain recognized during the year ended June 30, 2013 relates mainly to unrealized foreign exchange gain from revaluation of convertible notes and gold-lined notes denominated in Canadian dollars.

5B.	Liquidity and Capital Resources
The accompanying financial statements were prepared on a going concern basis, under the historical cost basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period.
During the year ended June 30, 2013, the Group incurred a net loss of US$25,303,029. As at June 30, 2013 the Group's current liabilities exceeded its current assets by US$21,337,451. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern.
As at June 30, 2013, the cash and cash equivalents' balance was US$4,062,045 compared to US$3,397,728 as at June 30, 2012.
Working Capital
As at June 30, 2013, the working capital deficit amounted to US$11,614,243.

(US$) As at	Jun 30, 2013	Jun 30, 2012
Inventories	12,224,852	11,295,411
Tax and other receivables	1,975,955	1,614,115
Prepaid expenses	1,614,240	2,605,304
Trade and other payables	(27,429,290)	(15,196,243)
Net Working Capital	(11,614,243)	318,587
As at June 30, 2013 trade and other payables were presented by:

US$ As at	Jun 30, 2013	Jun 30, 2012
Trade payables	10,832,636	5,944,394
Taxes and government fees payable	12,685,228	3,549,771
Accruals and other payables	3,911,426	5,702,078
Total	27,429,290	15,196,243

The ability of the Company to continue as a going concern depends upon its ability to achieve and sustain profitable operations or to continue to access public debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        64

Cash Flow Summary
The following table summarizes the Company's consolidated cash flows and cash on hand.

	3 months	3 months	12 months	6 months	12 months
	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Net cash provided by operating activities	(7,707,762)	(3,440,881)	13,476,863	5,105,144	2,838,026
Net cash used in investing activities	(4,437,274)	(4,400,173)	(16,542,668)	(12,630,278)	(32,159,742)
Net cash (used in) provided from financing activities	(1,251,924)	2,839,893	3,715,707	2,142,527	34,299,314
Increase/(decrease) in cash and cash equivalents	(13,396,960)	(5,001,161)	649,902	(5,382,607)	4,977,598
Net foreign exchange difference	5,164	14,738	14,415	50,087	(352,675)
Beginning cash and cash equivalents	3,764,751	8,384,151	3,397,728	8,730,248	4,105,325
Ending cash and cash equivalents	4,062,045	3,397,728	4,062,045	3,397,728	8,730,248
Cash from Operating Activities
The cash flow of the Company is generated from its two operating entities - Phuoc Son and Bong Mieu. The Company owns 85% of Phuoc Son and 80% of Bong Mieu.
Cash flow provided by operating activities for the quarter ended June 30, 2013 was US$(7,707,762) (three months ended June 30, 2012: US$(3,440,881)). Cash flow provided by operating activities for the year ended June 30, 2013 increased to US$13,476,863 compared with US$5,105,144 and US$2,838,026 in the six months ended June 30, 2012 and the year ended December 31, 2011.
Investing Activities
During the year ended June 30, 2013, Besra invested a total of US$16,542,668 (six months ended June 30, 2012: US$12,630,278 and year ended December 31, 2011 - US$32,159,742, respectively), US$9,989,109 in deferred exploration and development expenses and US$3,953,559 acquiring property, plant and equipment (six months ended June 30, 2012: US$7,969,936 and US$1,660,342 and year ended December 31, 2011 - US$16,051,003 and US$10,108,738), as follows:

	Deferred Exploration & Development Expenditure		Property Plant & Equipment
(US$) 3 months	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Bong Mieu	381,295	470,224	73,586	373,067
Phuoc Son	1,335,057	1,141,194	1,575,053	540,546
North Borneo Gold	974,138	1,755,348	51,933	41,146
Binh Dinh NZ Gold	—	10,774	—	—
Other	—	—	190,480	67,874
Total	2,690,490	3,377,540	1,891,052	1,022,633

	Deferred Exploration & Development Expenditure			Property Plant & Equipment
(US$) 12 months	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Bong Mieu	1,264,230	1,368,621	4,454,018	1,088,430	634,918	926,252
Phuoc Son	4,801,604	3,423,955	5,826,577	2,235,529	774,741	8,832,610
North Borneo Gold	3,923,275	3,137,451	5,537,081	103,107	60,846	80,858
Binh Dinh NZ Gold	—	39,909	233,327	—	—	—
Other	—	—	—	526,493	189,837	269,018
Total	9,989,109	7,969,936	16,051,003	3,953,559	1,660,342	10,108,738

Financing Activities
Phuoc Son Gold Company Limited entered into a loan agreement with a Vietnamese bank for a maximum borrowing of US$18,000,000, to be drawn down as required. The loan term is twelve months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate for drawdowns to June 30, 2013 is 8% per annum. The bank loan is secured over all assets of the borrower (Phuoc Son Gold Company Limited). The carrying amount of the loan was $5,000,000 as at June 30, 2013.
In May 2012, Phuoc Son Gold Company Limited entered into a loan agreement with a Vietnamese bank for a maximum borrowing of US$5,000,000, to be drawn down as required. The loan term was originally six months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate was specified at the time of drawdown and may be adjusted upon the notification of the Bank. The interest rate for drawdowns to June 30, 2012 was 5.5% originally and reduced to 4.5% per annum from June 26, 2012. This loan has been fully repaid on June 20, 2013.
On June 21, 2013, Phuoc Son Gold Company Limited entered into a new loan agreement with a Vietnamese bank for a maximum borrowing of US$2,000,000. The new loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The drawndown could be exercised as required until before 30 Jun 2014. The interest rate

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        65

currently is 4.5% per annum and may be adjusted upon the notification of the bank. The carrying amount of the loan was US$1,775,051.62 as at June 30, 2013. The bank loan is secured over plant and equipment with a net carrying value of US$8,820,979 (Note 10).
During the year ended June 30, 2013, the Company received US$3,519,833 from a Vietnamese bank and received the first tranche of US$5,000,000 under a new loan agreement from a Vietnamese bank. During the year ended June 30, 2013 the Company repaid US$4,773,374 of borrowings to Vietnamese Banks.
In November 2012 the Company successfully restructured and extended maturity of its current debt by amending its existing convertible and gold loan notes. Following a consent solicitation process undertaken with the applicable note holders, 41%, 40% and 90% of the outstanding principal amounts of the Gold Loan notes, 9% CAD convertible notes and 8% USD convertible notes, were amended into 8% unsecured Gold-Linked notes due May 6, 2015. This allowed the Company to defer the repayment of US$8 million of borrowings associated with former gold loans and convertible notes from May 2013 and March 2014, respectively, to May 2015.
Liquidity Outlook
Liquidity risk arises through excess financial obligations over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time.
The Company achieves this by maintaining sufficient cash and cash equivalents. As at June 30, 2013, the Company was holding cash and cash equivalents of US$4,062,045 (June 30, 2012 - US$3,397,728).
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments and including estimated interest:

As at June 30, 2013	Carrying	Contractual cash flows
US$	Amount	Total	Less than 1 year	1-2 years
Convertible notes	15,156,305	24,616,111	7,747,585	16,868,526
Gold-linked notes	16,852,093	24,424,826	1,886,437	22,538,389
Secured bank loans	6,775,051	7,014,990	7,014,990	—
Trade and other payables	27,429,290	27,429,290	27,429,290	—
Financial derivatives	882,850	882,850	—	882,850
Total	67,095,589	84,368,067	44,078,302	40,289,765

As at June 30, 2012	Carrying	Contractual cash flows
US$	amount	Total	Less than 1 year	1-2 years	2-3 years
Convertible notes	24,941,680	48,566,017	3,291,552	13,885,992	31,388,473
Gold loan notes	8,445,728	9,926,800	9,926,800	—	—
Secured bank loans	3,028,593	3,096,736	3,096,736	—	—
Trade and other payables	15,196,243	15,196,243	15,196,243	—	—
Financial derivatives	9,343,607	9,343,607	3,280,000	1,576,538	4,487,069
Total	60,955,851	86,129,403	34,791,331	15,462,530	35,875,542

The Company makes payments of interest on its debt facilities twice per year at the end of May and November which causes fluctuations in cash needs beyond the ordinary operating cash flow requirements.
In the normal course of business, the Company may be subject to various legal claims. Provisions are recorded where claims are likely.
The Company will depend on outside capital to complete the exploration and development of the resource properties. There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company. The issuance of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected.
The Company has financed its operations to date primarily from the issue of share capital, the sale of gold and through the raising of short term debt. The Company continues to seek capital through various means including the issuance of debt and is currently in discussions with lenders to convert short-term debt to long-term debt to better match its asset base.

5C.	Research and development, patents and licenses, etc.
For a description of the investment certificates, mining licenses, mining certificates, exploration licenses and other licenses held by the Company, please refer to Item 4D.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        66

5D.	Trend Information
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
Production and sales trends are as follows:

	2013 (12 months)	2012 (6 months)	2011 (12 months)	2010 (12 months)
Ounces produced	60,187	20,362	42,868	33,234
Sales US$	1,586	34,552,265	47,976,630	35,986,013
Average sales price	1,586	1,668	1,640	1,233

5E.	Off-Balance Sheet Arrangements
The Company is not engaged in any off-balance sheet arrangements.

5F.	Tabular Disclosure of Contractual Obligations as at June 30, 2013
Balance at June 30, 2013

Payment Due (US$)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Operating leases	424,713	247,173	135,471	42,069	—	—
Purchase obligations - supplies & services	7,223,488	7,223,488	—	—	—	—
Purchase obligations - capital	1,961,181	1,961,181	—	—	—	—
Acquisition of interest in North Borneo Gold Sdn Bhd	8,400,000	3,400,000	4,000,000	1,000,000	—	—
Asset retirement obligations	1,865,691	460,845	769,174	114,249	391,878	129,545
Total	19,875,073	13,292,687	4,904,645	1,156,318	391,878	129,545
In 2010 the Company entered into an agreement, as amended on May 2011, January 2012 and May 2013, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd (NBG) by January 2014, subject to payments to be made in several tranches.
During the quarter ended June 30, 2013 the Company reached an agreement to amend the payment schedule for the final tranches of the acquisition of NBG.
In the normal course of business, the Group is subject to various legal claims. Provisions are recorded where claims are likely and estimable.
Tax Disputes
The Company is currently disputing tax claims by the Vietnam General Department of Customs (GDC) against PSGC and BMGMC, Besra’s two operating gold companies in Vietnam. The GDC has made an assessment that PSGC and BMGMC should pay a total of approximately 250 billion Vietnamese dong (approximately US$12,000,000) in export duties.
In Vietnam, gold exported at 99.99% purity standard does not attract any export duty. GDC is claiming that during 2011 and 2012, several shipments did not meet 99.99% and therefore subject to a 10% tax. Besra strongly disputes this assessment as every shipment in question was refined in Vietnam to 99.99% by ACB Gold Center and subsequently certified 99.99% by Quality Assurance and Testing Center 3 (QuaTest3), the official government-testing center.
PSGC and BMGMC each filed official complaints under the Vietnamese Law on Complaints on May 16, 2013. These complaints were dismissed by GDC. On August 13, 2013, PSGC and BMGMC filed further complaints with the Ministry of Finance. The law provides for companies to dispute assessments made by government bodies in Vietnam in the first instance in an appeal heard by GDC, followed by an appeal to the Ministry of Finance. If unsuccessful in their complaints to the Ministry of Finance, PSGC and BMGMC intend to bring a petition before an administrative court of law to have the tax assessments overturned. The Company intends on exhausting all rights of appeal and is of the view that the claims brought by the GDC are without merit. No provision has been recognized in the consolidated financial statements as at June 30, 2013 with this regard. There can be no assurance that the Company will be able to successfully resolve the matter discussed above. The inability to successfully resolve the matter could have a material adverse impact on the Company's future cash flows, earnings, results of financial performance and financial conditions.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        67

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6A.	Directors and Senior Management
At September 13, 2013 the Company’s directors and executive officers were as follows:

Name & Place of Residence	Title	Date of Birth	Date of First Election or Appointment	Term of Office of the Directors
David A. Seton (Hanoi, Vietnam)	Executive Chairman and Director	Dec. 13, 1955	Aug. 23, 1996	Expires at 3rd AGM following June 6, 2011 AGM
Kevin M. Tomlinson (Richmond, United Kingdom)	Deputy Chairman and Director	May 2, 1960	Jan. 17, 2012	Expires at 3rd AGM following May 29, 2012 AGM
Jon Morda (Niagara-on-the-Lake, Canada)	Director	Jan. 13, 1952	Aug. 16, 2005	Expires at 3rd AGM following May 11, 2010 AGM
Leslie Robinson (Wellington, New Zealand)	Director	August 31, 1960	December 17, 2009	Expires at 3rd AGM following May 11, 2010 AGM
John A.G. Seton (Auckland, New Zealand)	Chief Executive Officer	Jan. 10, 1963	July 7, 1999	n/a
S. Jane Bell (Auckland, New Zealand)	Chief Financial Officer	July 27, 1967	Dec. 17, 2009	n/a
Darin M. Lee (DaNang, Vietnam)	Chief Operating Officer	April 7, 1964	August 22, 2012	n/a
Paul Seton (DaNang, Vietnam)	Chief Commercial Officer	October 10, 1953	Dec. 17, 2009	n/a
Jeffrey D. Klam (Toronto, Canada)	General Counsel and Corporate Secretary	February 22, 1976	March 7, 2012	n/a

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
Kevin M. Tomlinson, Deputy Chairman of the Board of Directors
Kevin Tomlinson has over 30 years of international mining experience, having worked in several key management positions in the mining and energy sectors. Major tenures have been as Manager Regional Exploration for Plutonic Resources, CEO of Austminex NL, Head of Research at Hartleys Australia, Director of Natural Resources at Williams de Broë and Managing Director, Investment Banking for Westwind Partners/Thomas Weisel/Stifel Nicolaus in London and Toronto. He is currently Chairman of Maudore Minerals Ltd. (TSX-V), a board member of Centamin Egypt Limited (LSE and TSX) and Samco Gold Limited (TSX-V). He has previously served as Chairman of Medusa Mining (ASX, AIM, and formerly TSX) and Dragon Mountain Gold (ASX). He holds a M.Sc. in Structural Geology, has completed a postgraduate finance diploma, and is a Liveryman of the Worshipful Company of International Bankers, a Freeman of London and a Fellow of the Chartered Institute for Securities & Investment.
Jon Morda, Director
Jon Morda has a Bachelor of Arts degree from the University of Toronto (1975) and is a member of the Institute of Chartered Accountants of Ontario (1980). He has over 20 years’ experience in the mining industry, with several positions as Chief Financial Officer of mineral exploration and gold producing companies listed on the TSX. In 2011, Mr. Morda retired as Chief Financial Officer of Alamos Gold Inc., a mineral exploration and gold producing company listed for trading on the TSX. He currently is a director of Kootenay Silver Inc. (TSX-V).

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        68

Leslie Robinson, Director
Leslie Robinson has over 20 years experience in the financial markets sector, most recently as a senior manager with one of Australia’s leading banks where he specialized in corporate and institutional advisory work. He holds a Bachelor of Commerce (Honors) degree.
John A.G. Seton, Chief Executive Officer
John Seton has over 20 years’ experience in the resources industry, is a former President of Besra Gold Inc., and has extensive business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council. He is a director of Manhattan Corporation Limited (ASX:MHC) and has been a director and chairman of a number of companies listed on the Australian Securities Exchange and the New Zealand Stock Exchange. John Seton holds a Bachelor of Law from Victoria University Wellington and a Master of Law (Honours) from the University of Auckland. John Seton is the brother of David Seton and Paul Seton.
S. Jane Bell, Chief Financial Officer
Ms. Bell has a Bachelor of Commerce degree from Lincoln University. She obtained her CA designation with the NZ institute of Chartered Accountants in 1989. Ms. Bell spent eight years in compliance work with KPMG in New Zealand and the Cayman Islands, leaving as business services manager. Since then she has been involved in a management capacity with a number of organisations dealing with corporate finance, regulation and governance. Jane has in conjunction with her finance roles been the company secretary for several companies and has for over 20 years served on or reported to corporate boards.
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
Paul Seton, Chief Commercial Officer
Paul Seton has been involved in Vietnam related investment and resources since 1991. A former resident of Hanoi as executive director for NZ listed Iddison Group Vietnam Limited, Mr Seton has been responsible for negotiating a number of investment and exploration or mining licenses in Vietnam. He holds or has held directorships in and has been Chairman of a number of Vietnam licensed joint venture enterprises.Paul Seton is the brother of David Seton and John Seton.
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
Zedex Merger and the Company’s Senior Management and Board of Directors
On November 10, 2009 the Company announced its intention to merge with Zedex. At a Special General Meeting of Zedex’s shareholders held on December 17, 2009 Zedex’s shareholders approved the merger. On January 12, 2010, the Company and Zedex amalgamated. Mr. Leslie Robinson, director of Zedex, was appointed to the Board of Besra on December 17, 2009. Mr. Rodney Murfitt, formerly Chief Geologist for Zedex, became Group Exploration Manager for Besra. Mr. Paul Seton, formerly CEO of Zedex, became Senior Vice President Commercial for Besra (currently Chief Commercial Officer) and Ms. Jane Bell (previously Baxter), formerly CFO and Company Secretary for Zedex, became Vice President Finance for Besra (currently Chief Financial Officer).

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        69

6B.	Compensation
The following summary compensation table sets out the compensation during the fiscal year ended June 30, 2013, the fiscal year ended June 30, 2012 and the year ended December 31, 2011 for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated officers of the Company measured by total compensation earned during the above fiscal periods. All amounts shown in the table below are denominated in Canadian dollars as the compensation paid to the below individuals was also denominated in Canadian dollars.

	Year	Salary($)	Share- based awards ($)		Non-equity incentive plan compensation				Total Compen- sation ($)
				Option- based awards($)	Annual incentive plans	Long- term incentive plans ($)	Pension Value ($)	All Other Compen- sation ($)
David A. Seton(1) Executive Chairman	2013	390,000	N/A	475,613	—	N/A	N/A	N/A	865,613
	2012(5)	160,000	N/A	700,920	—	N/A	N/A	N/A	860,920
	2011	320,000	N/A	315,000	213,333	N/A	N/A	N/A	848,333
John A G Seton(2) Chief Executive Officer	2013	390,000	N/A	315,553	—	N/A	N/A	N/A	705,553
	2012(5)	152,500	N/A	400,488	—	N/A	N/A	N/A	552,988
	2011	274,083	N/A	260,100	173,412	N/A	N/A	N/A	707,595
S Jane Bell (3) Chief Financial Officer	2013	240,000	N/A	55,067	—	N/A	N/A	N/A	295,067
	2012(5)	90,000	N/A	54,319	—	N/A	N/A	N/A	144,319
	2011	168,333	N/A	87,500	77,333	N/A	N/A	N/A	333,166
Paul Seton Chief Commercial Officer	2013	245,000	N/A	159,169	—	N/A	N/A	N/A	404,169
	2012(5)	115,500	N/A	163,844	—	N/A	N/A	N/A	279,344
	2011	231,000	N/A	105,000	123,200	N/A	N/A	N/A	459,200
Charles Barclay(4) Chief Technical Officer	2013	235,000	N/A	97,232	—	N/A	N/A	N/A	332,232
	2012(5)	110,000	N/A	80,622	—	N/A	N/A	N/A	190,622
	2011	220,000	N/A	100,000	117,333	N/A	N/A	N/A	437,333
Notes: Figures represent value of options granted during a particular year; see “Aggregate Option” table for the aggregate number of options outstanding at year end.

(1)
Prior to August 16, 2011, David Seton served in the capacity of Chairman and Chief Executive Officer. Effective August 16, 2011, Mr. Seton resigned as Chief Executive Officer but continued to serve as Executive Chairman.

(2)	Prior to August 16, 2011, John Seton served in the capacity of Chief Financial Officer. Effective August 16, 2011, Mr. Seton was appointed Chief Executive Officer.

(3)	Prior to August 16, 2011, Jane Bell served in the capacity of Vice President, Finance. Effective August 16, 2011, Ms. Bell was appointed Chief Financial Officer.

(4)
Prior to September 1, 2011, Charles Barclay served in the capacity of Chief Operating Officer. Effective August 16, 2011, Mr. Barclay was appointed Chief Technical Officer. Mr Barclay resigned as Chief Technical Officer effective June 30, 2013.

(5)	2012 was a six-month transitional fiscal year.
Compensation of the key management of the Group was as follows:

	3 months	3 months	12 months	12 months	12 months
(US$)	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Management fees and salary	673,979	18,168	2,870,248	715,046	3,023,077
Termination benefits	559,609	—	559,609	—	—
Share based compensation	235,669	679,141	1,466,013	957,243	924,409
Total compensation of key management	1,469,257	697,309	4,895,870	1,672,289	3,947,486
The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.
Management Services Agreements
The Company has entered into a management services agreement or employment agreement (each an “Executive Agreement”), as the case may be, with each of its senior executive officers (each, an “Executive”) that provide for specific benefits in the event that executive’s employment is terminated voluntarily by the Executive upon notice to the Company or a material change in the Executive’s responsibilities or by the Company with cause or upon notice. A summary of these benefits follows.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        70

Termination
Pursuant to the Executive Agreements, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation or retirement or upon a change in the Executive’s responsibilities, as applicable. An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on June 30, 2013, is set out in the table below and is more fully described in the section that follows:

	Triggering Event
Executive	Resignation or Retirement	Termination without Cause	Material Change in Responsibilities
David Seton	Nil	$975,000	$975,000(1)
John Seton	Nil	$975,000	$975,000(1)
S. Jane Bell	Nil	$300,000	$300,000(2)
Darin M. Lee	Nil	$182,500	$182,500(3)
Paul Seton	Nil	$612,500	$612,500(1)
Jeffrey D. Klam	Nil	$210,000	$210,000(4)

(1)	equivalent to 30 months’ salary

(2)	equivalent to 15 months’ salary

(3)	equivalent to 6 months’ salary

(4)	equivalent to 12 months’ salary
Effective June 30, 2013 three officers resigned from the Company. Former Chief Technical Officer, Charles Barclay has been retained on a consultancy basis for the Bau Project and the Capcapo Project, and VP Investor Relations, Jim Hamilton has been retained as a part-time employee providing Investor Relations services in North America. Chief Information Officer, Peter Tiedemann retired from the Company. The related termination benefits were fully provided for in the accompanying Financial Statements as at June 30, 2013 in the amount of US$559,609.
Termination by the Executive
The Executive may terminate his or her Executive Agreement and the services being provided by it thereunder by giving the Company at least three (3) months prior written notice (the “Executive’s Termination Notice”), provided that the Company shall have the right to give written notice to the Executive that the Company is waiving the full notice period and is permitting the agreement and the services of the Executive to be terminated upon a date that is less than three months after the date of the Executive’s Termination Notice as determined by the Company (the “Company’s Termination Notice”) and further provided that all salaries or fees payable to the Executive or the Executive’s management company, and all other obligations of the Company to the Executive hereunder shall cease upon the date specified in the Executive’s Termination Notice or the Company’s Termination Notice, whichever is applicable provided that if the Company provides the Company’s Waiver of Notice, it will be obligated to pay fees up to and including the date specified in the Consultant’s Termination Notice at the rate of the Consultant’s annual fee or salary in effect at the time of the notice subject to a maximum of three (3) months payment.
The Executive shall be entitled to terminate his/her Executive Agreement immediately upon serving written notice to the Company in the event that:

1.	a receiver or liquidator is appointed in respect of the Company; or

2.
the Company fails to pay any moneys payable thereunder within fourteen (14) calendar days of the due date and shall further fail to pay such moneys within fourteen (14) calendar days of receiving written notice of such failure from the Executive.

The Executive may also terminate the Executive Agreement by giving the Company at least seven (7) days’ notice if without the written agreement of the Executive, the nature of the duties, requirements and arrangements of the Executive are substantially changed such that the nature of the work that is required to be performed is not work which is consistent with the work ordinarily required to be performed for a position similar to that assumed by the Executive for a publicly listed mining company and certain other enumerated circumstances, in which event the Company shall be obligated to provide the Executive with a payment which shall be payable on the fifth calendar day following the date of the notice of termination (the “Employee’s Notice of Termination”) and shall consist of the following, subject to the Executive executing and delivering a full and final release in writing of the Company:

(i)	the Executive’s full fee through to the date of termination at the amount in effect at the time the Employee’s Notice of Termination was given and the amount of any allowable expenses reimbursable;

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        71

(ii)	in lieu of further fees for periods subsequent to the date of the Employee’s Notice of Termination, a payment as per the above table;

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
The Company may at any time terminate an Executive Agreement and the engagement of the Executive without cause. In this event the Company shall be obligated to pay the Executive the amounts set out below. Such payment shall be payable on the fifth calendar day following the date of the notice of termination (the “Company’s Notice of Termination”) and shall consist of the following, subject to the Executive executing and delivering a full and final release in writing of the Company:

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

(i)
On an executive’s termination for any reason, the Executive agrees to deliver up to the Company all equipment, documents, financial statements, records, plans, drawings, papers of every nature in any way relating to the affairs of the Company and its associated or affiliated companies which may be in its possession or under its control.

(ii)
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

(iii)	The Company shall have full rights to offset any money properly due by the Executive or the Manager to the Company against any amounts payable by the Company to the Executive hereunder.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        72

(iv)	The Executive will cease to be enrolled in any Company benefit plan after the last day of any notice period given.
Stock Option Plan
On September 12, 2003, the Company adopted a stock option plan (the “Plan”) which was re-approved by its shareholders on June 16, 2006. On June 7, 2007, the shareholders approved a new stock option plan to replace the existing plan. On May 11, 2010 and October 26, 2012, the shareholders reapproved the existing stock option plan. Under the current plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

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

The total share-based compensation expense recognized for stock options during the year ended June 30, 2013 is US$2,012,549 (six months ended June 30, 2012 - US$1,462,071, and year ended December 31, 2011 US$1,277,892 respectively). 4,562,500 options issued during the year ended June 30, 2013 were an inducement to the new key management hired at the beginning of the financial year.
During the year ended June 30, 2013 12,442,500 options (six months ended June 30, 2012 - 14,737,960 options) were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes at US$995,454 (six months ended June 30, 2012 - $2,465,107). Options granted during the above periods have various exercise prices of between CAD$0.24 and CAD$0.40. The exercise price of these and most of the other outstanding options was

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        73

determined based on the volume weighted average price, being the listing of the stock activities for five business days from the grant date. All of the options issued since the beginning of the financial year vest twelve months after the grant date.
The exercise price of these and most of the other outstanding options was determined with reference to the volume weighted average trading price of the common shares on the TSX and ASX for the 5 trading days immediately prior to the date of grant plus a small premium. All options issued during the year ended June 30, 2013 vest one year from the date of issuance.

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
The Company’s Compensation and Benefits Committee is comprised of three independent directors: Kevin M. Tomlinson (Chairman), Leslie Robinson and Jon Morda.
The Corporate Governance and Nominating Committee is comprised of Leslie Robinson (Chairman), David Seton and Kevin M. Tomlinson. Kevin Tomlinson and Leslie Robinson are independent.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        74

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

6D.	Employees

	2010	2011	2012	2013
Vietnam	1,258	1,594	1,848	1,640
Elsewhere Worldwide	26	24	37	41
Total	1,284	1,618	1,885	1,681
The average number of employees as of September 13, 2013 was approximately 1,681, of which 1,640 were based in Vietnam and 41 based outside of Vietnam.
The Company also employs temporary employees. The average number of temporary employees as of September 13, 2013 was approximately 21, of which 16 were based in Vietnam and 5 based outside of Vietnam.
The Company also engages external suppliers who provide their own employees to fulfill service and maintenance contracts at the project sites in Vietnam.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        75

6E.	Share Ownership
The following table shows the shareholdings of the Directors and Executive Officers of the Company as at June 30, 2013.

Title of Class	Name of Beneficial Owner	Common Shares Held	Options Vested or Vesting within 60 days	Beneficial Ownership	Percent of Class
Common	David A. Seton	5,590,133	7,059,027	12,649,160	3.33%
Common	John A. G. Seton	5,220,107	7,375,196	12,595,303	3.32%
Common	Jon Morda	72,088	2,193,720	2,265,808	0.59%
Common	Les Robinson	2,387,005	2,528,720	4,915,725	1.29%
Common	Kevin Tomlinson	Nil	3,000,000	3,000,000	0.79%
Common	S. Jane Bell	333,377	1,258,216	1,591,593	0.42%
Common	Darin Lee	150,500	4,562,500	150,500	0.04%
Common	Paul Seton	130,530	3,357,490	3,488,020	0.92%
Common	Jeffrey D. Klam	160,000	200,000	360,000	0.09%
The following table shows the securities convertible into common shares held by the Directors, Executive Officers and the Senior Management of the Company as at June 30, 2013.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        76

Name	Number of Common Shares	Exercise Price	Grant Date	Expiration Date
		CDN $
David A. Seton	1,573,618	0.40	January 4, 2010	January 4, 2015
	810,938	0.72	January 7, 2011	December 31, 2015
	751,599	0.532	September 26, 2011	September 25, 2016
	500,000	0.52	February 15, 2012	February 14, 2017
	722,872	0.52	February 15, 2012	February 14, 2017
	2,700,000	0.33	March 14, 2012	March 13, 2017
	880,000	0.24	March 5, 2013	March 5, 2018
John A. G. Seton	1,000,000	0.40	January 4, 2010	January 4, 2015
	750,000	0.42	June 1, 2010	April 1, 2015
	750,000	0.60	June 1, 2010	April 1, 2015
	997,252	0.45	September 1, 2010	December 31, 2014
	540,625	0.72	January 7, 2011	December 31, 2015
	254,213	0.515	August 16, 2011	August 15, 2016
	620,606	0.532	September 26, 2011	September 25, 2016
	1,000,000	0.52	February 15, 2012	February 14, 2017
	900,000	0.33	March 14, 2012	March 13, 2017
	562,500	0.26	June 18, 2012	June 17, 2017
	1,395,000	0.24	March 5, 2013	March 4, 2018
Leslie Robinson	500,000	0.40	January 4, 2010	January 4, 2015
	750,000	0.42	June 1, 2010	April 1, 2015
	750,000	0.60	June 1, 2010	April 1, 2015
	128,720	0.72	January 20, 2011	December 31, 2015
	250,000	0.52	February 15, 2012	February 14, 2017
	150,000	0.32	May 1, 2012	April 30, 2017
	390,000	0.24	March 5, 2013	March 4, 2018
Jon Morda	750,000	0.42	June 1, 2010	April 1, 2015
	750,000	0.60	June 1, 2010	April 1, 2015
	128,720	0.72	January 20, 2011	December 31, 2015
	250,000	0.52	February 15, 2012	February 14, 2017
	315,000	0.33	March 14, 2012	March 13, 2017
	500,000	0.24	March 5, 2013	March 4, 2018
Kevin Tomlinson	1,250,000	0.42	January 17, 2012	January 16, 2017
	1,750,000	0.52	February 15, 2012	February 14, 2017
	655,000	0.24	March 5, 2013	March 4, 2018
S. Jane Bell	104,167	0.80388	January 12, 2010	September 28, 2013
	277,697	0.40	January 4, 2010	December 31, 2014
	128,720	0.72	January 7, 2011	December 31, 2015
	190,279	0.515	August 16, 2011	August 15, 2016
	238,603	0.532	September 26, 2011	September 25, 2016
	200,000	0.52	February 15, 2012	February 14, 2017
	25,000	0.52	March 7, 2012	March 6, 2017
	93,750	0.32	May 1, 2012	April 30, 2017
	750,000	0.24	March 5, 2013	March 4, 2018

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        77

Darin Lee	4,562,500	0.24	September 4, 2012	September 3, 2017
Paul Seton	555,394	0.40	January 4, 2010	January 4, 2015
	1,000,000	0.40	January 4, 2010	January 4, 2015
	270,313	0.72	January 7, 2011	December 31, 2015
	250,533	0.532	September 26, 2011	September 25, 2016
	250,000	0.52	February 15, 2012	February 14, 2017
	1,031,250	0.26	June 18, 2012	June 17, 2017
	870,000	0.24	March 5, 2013	March 4, 2018
Jeffrey D. Klam	100,000	0.52	February 15, 2012	February 14, 2017
	100,000	0.52	March 7, 2012	February 14, 2017
	840,000	0.24	March 5, 2013	March 5, 2018

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders
To the knowledge of the directors and senior officers of the Company, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the Company’s outstanding shares, at September 13, 2013:

Name	No. of Common Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	41,673,172(1)	11%
Praetorian Portfolio Holdings L.P.	21,025,666	5.55%
Notes:

(1)	Of these securities 28,707,195 shares are beneficially held by Vietnam Growth Fund Limited and 12,965,977 shares are beneficially held by Vietnam Enterprise Investments Limited.
Management of the Company is unaware of who the beneficial owners of Dragon Capital Group Limited (“Dragon Capital”) are. Based upon information contained on its website, Dragon Capital is an investment group focused exclusively on Vietnam’s capital markets.
In January 2010 Dragon Capital was issued 8,739,583 common shares of Besra in exchange for their holding in Zedex under the terms of the Zedex/Besra amalgamation. These were issued as Chess Depository Interests and are available for trade on the Australian Securities Exchange. This issuance changed Dragon Capital’s ownership percentage of the common shares to 30.38%. Dragon sold 32,163,124 common shares in 2010, a further 2,436,500 common shares in 2011, and a further 20,228,888 common shares in 2012 bringing their effective ownership to 11.0%.
In December 2012, Praetorian Portfolio Holdings L.P. purchased 20,000,000 common shares from Dragon. Praetorian has a right of first refusal over the remaining common shares held by Dragon pursuant to an agreement between the two parties.
As at September 13, 2013, the Company was aware of 1,457 beneficial holders in the United States, the host country, representing ownership of 8.44% of the outstanding common shares of the Company.
Effective February 5, 2010, the Company commenced trading Chess Depositary Interests on the Australian Securities Exchange. As at September 13, 2013, the Company was aware of 941 Chess Depositary Interest holders in Australia, representing 44.67% of the outstanding common shares of the Company.
As of the date of this report, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the common shares they own.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        78

7B.	Related Party Transactions
The consolidated financial statements include the financial statements of Besra Gold Inc. and the subsidiaries listed in the following table:

		% equity held as at
Name	Country of Incorporation	Jun 30, 2013	Jun 30, 2012
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Kadabra Mining Corp.	Philippines	100	100
Besra Vietnam Ltd (formerly Olympus Pacific Minerals Vietnam Ltd)	Vietnam	100	100
Besra NZ Limited (formerly OYMNZ Ltd)	New Zealand	100	100
Besra Labuan Ltd (formerly Olympus Pacific Minerals Labuan Ltd)	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	85.61	83.25
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100
Compensation of the key management of the Group was as follows:

	Year ended	Six months ended	Year ended
(US$)	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Management fees and salary	2,870,248	715,046	3,023,077
Termination benefits	559,609	—	—
Share based compensation	1,466,013	957,243	924,409
Total compensation of key management	4,895,870	1,672,289	3,947,486
The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.
Directors' Interest in the Stock Option Plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	Jun 30, 2013	Jun 30, 2012
Jun-08	Jan-13	0.40	—	1,809,000
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Jun-10	Apr-15	0.42	1,500,000	2,250,000
Jun-10	Apr-15	0.60	1,500,000	2,250,000
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Sept-11	Sept-16	0.53	751,599	751,599
Jan-12	Jan-17	0.42	1,250,000	1,250,000
Feb-12	Feb-17	0.52	3,472,872	3,472,872
Mar-12	Mar-17	0.33	3,015,000	3,015,000
May-12	May-17	0.32	150,000	150,000
Mar-13	Mar-18	0.24	2,425,000	—
Total			17,206,467	18,090,467

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        79

Directors' Interest in the Deferred Share Units Plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

		Value of Units Outstanding (US$)
Award year	Units	Jun 30, 2013	Jun 30, 2012
2008	116,667	5,542	28,452
2009	120,690	5,733	29,433
Total of deferred share units outstanding	237,357	11,275	57,885
In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as DSUs whose value is based on the market value of the common shares. Under the terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in directors fees in the period of the change. Total DSUs outstanding as at June 30, 2013 were 237,357 units. No DSUs were granted during the year ended June 30, 2013. Liabilities related to this plan are recorded in accrued liabilities and totaled US$11,275 as at June 30, 2013 (as at June 30, 2012 - US$57,885).
Companies Controlled by Management
Management compensation incurred on behalf of the Company were paid to companies controlled by officers of the Company. The companies that were paid for management compensation include the following:

Company name	Name	Position
Orangue Holdings Limited	David Seton	Executive Chairman
Dason Investments Limited	David Seton	Executive Chairman
Bolt Solutions Corporation	Darin Lee	Chief Operating Officer
The Jura Trust Limited	John Seton	Chief Executive Officer
Abergeldie Trust	John Seton	Chief Executive Officer
Whakapai Consulting Ltd	Jane Bell	Chief Financial Officer
Starsail Capital Limited	Charles Barclay	Chief Technical Officer (formerly)
Lloyd Beaumont No. 2 Trust	Paul Seton	Chief Commercial Officer

7C.	Interests of Experts and Counsel
Not applicable.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        80

ITEM 8:	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information
Reference is made to Item 17, Financial Statements, for the financial statements required to be included in this Report on Form 20-F.
There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal claim known to be contemplated by any governmental authorities except the export tax dispute as described under Item 5F.
The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend in the near future.

8B.	Significant Changes
There has not been any matter or circumstance that has arisen since the end of the financial year that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group’s state of affairs in future financial years.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        81

ITEM 9:	THE OFFER AND LISTING

9A.	Offer and Listing Details
The Company’s common shares trade on the TSX in Canada, under the symbol “BEZ”. The initial listing date was effective on the TSX on April 3, 2006. Prior to April 3, 2006, the Company’s common shares traded on the TSX Venture Exchange in Canada.
The closing price of the common shares on September 13, 2013 was CAD$0.05.
The table below lists the low and high market prices for the common shares, on a monthly, quarterly and annual basis for actual trades of the Company’s common shares on the TSX:

TSX Common Share Trading Activity
Month and Year	Low (CAD$)	High (CAD$)
September 1-13, 2012	0.05	0.06
August 2013	0.04	0.07
July 2013	0.04	0.06
June 2013	0.05	0.08
May 2013	0.06	0.10
April 2013	0.18	0.07
March 2013	0.15	0.20
February 2013	0.17	0.23
January 2013	0.18	0.25
Quarter	Low (CAD$)	High (CAD$)
April - June 2013	0.05	0.18
January - March 2013	0.15	0.25
October - December 2012	0.15	0.25
July - September 2012	0.16	0.28
April – June 2012	0.22	0.35
January – March 2012	0.25	0.40
October – December 2011	0.23	0.38
July – September 2011	0.30	0.44
Annual (Fiscal Year):	Low (CAD$)	High (CAD$)
Ended June 30, 2013	0.05	0.28
Ended June 30, 2012	0.22	0.40
Ended December 31, 2011	0.23	0.57
Ended December 31, 2010	0.23	0.69
Ended December 31, 2009	0.07	0.36
Effective February 5, 2010, the Company’s common shares commenced trading on the Australian Securities Exchange under the symbol “OYM”.The closing price of the common shares on the Australian Securities Exchange on September 13, 2013 was AUD$0.05.
The table below lists the low and high market prices for the common shares, on a monthly, quarterly and annual basis for actual trades of the Company’s common shares on the Australian Securities Exchange:

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        82

ASX Common Share Trading Activity

Month and Year	Low (AUD$)	High (AUD$)
September 1-13, 2013	0.05	0.06
August 2013	0.04	0.05
July 2013	0.04	0.06
June 2013	0.05	0.08
May 2013	0.06	0.09
April 2013	0.08	0.17
March 2013	0.16	0.17
February 2013	0.17	0.22
January 2013	0.18	0.22
Quarter	Low (AUD$)	High (AUD $)
April – June 2013	0.05	0.17
January – March 2013	0.16	0.22
October – December 2012	0.14	0.22
July – September 2012	0.16	0.26
April – June 2012	0.22	0.34
January – March 2012	0.26	0.38
October – December 2011	0.24	0.36
July – September 2011	0.33	0.41
April – June 2011	0.34	0.46
January – March 2011	0.37	0.54
Annual (Fiscal Year):	Low (AUD $)	High (AUD $)
Ended June 30, 2013	0.05	0.26
Ended June 30, 2012	0.22	0.38
Ended December 31, 2011	0.24	0.54
Ended December 31, 2010	0.10	0.65
Effective September 30, 2011, the Company’s common shares commenced trading on the OTCQX bulletin board in the United States under the symbol “BSRAF”. Prior to then, the Company’s common shares traded on the OTC Bulletin Board. The closing price of the shares on the OTCQX on September 13, 2013 was US$0.05.
The Company’s common shares are also posted for trading on the Frankfurt Stock Exchange under the symbol “OP6”. The closing price of the shares on the Frankfurt Stock Exchange on September 13, 2013 was €0.04.

9B.	Plan of Distribution
Not applicable.

9C.	Markets
See 9A. above
9D.    Selling Shareholders
Not applicable.
9E.    Dilution
Not applicable.

9F.	Expenses of the Issue
Not applicable.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        83

ITEM 10:	ADDITIONA INFORMATION

10A.	Share Capital
Not applicable.

10B.	Memorandum and Articles of Association
Incorporated by reference to Item 10B of the Company’s Registration Statement on Form 20-F, as amended, filed November 16, 2006.

10C.	Material Contracts
The following material contracts have been entered into by the Company within the past two years outside the ordinary course of its business:

1.
Gold Export Certificates – Phuoc Son Gold Company Limited - dated January 4, 2013 and Bong Mieu Gold Mining Company Limited dated January 4, 2013. Refer to Items 4D.1 (a) and 4D.2 (a) for details on these licenses.

2.
Amended and Restated North Borneo Gold agreement for purchase and sale of shares in NBG – The Company acquired a 50.05% controlling interest in the Bau Gold Project when it merged business with Zedex Minerals Ltd in January 2010. Under the agreement for purchase and sale of shares in NBG dated September 30, 2010 as varied by a deed of variation dated May 20, 2011 and January 31, 2012 the Company agreed to acquire additional interests in NBG culminating in an interest of 93.55% by January 2014. The agreement was amened and restated on May 12, 2013 to change the purchase schedule pursuant to which the Company's 93.55% interest will be achieved in September 2015.

3.
Capcapo Joint Venture Agreement – dated September 30, 2011 pursuant to which the Company, in consortium with PhilEarth, obtained the right to earn a 60% interest in the Capacpo Mineral Production Sharing Agreement in the Northern Philippines.

4.
Note amendment agreement dated November 20, 2012 between the Company and Euro Pacific Capital, Inc. providing for the amendment of notes held by consenting holders of 8% Senior Secured Redeemable Gold Delivery Promissory Notes due May 31, 2013 into 8% Unsecured Redeemable Gold-Linked Notes due May 6, 2015.

5.
Note amendment agreement dated November 20, 2012 between the Company and Euro Pacific Capital, Inc. providing for the amendment of notes held by consenting holders of 9% Subordinated Unsecured Convertible Redeemable Promissory Notes due March 26, 2014 into 8% Unsecured Redeemable Gold-Linked Notes due May 6, 2015.

6.
Note amendment agreement dated November 20, 2012 between the Company and Euro Pacific Capital, Inc. providing for the amendment of notes held by consenting holders of 8% Unsecured Convertible Redeemable Promissory Notes due May 6, 2015 into 8% Unsecured Redeemable Gold-Linked Notes due May 6, 2015.

7.
Solicitation Agent Agreement dated November 6, 2012 appointing Euro Pacific Capital, Inc. as the solicitation agent of the Company to approach noteholders to solicit consents from the holders of the Company’s 8% Senior Secured Redeemable Gold Delivery Promissory Notes Due May 31, 2013, 9% Unsecured Convertible Redeemable Notes due March 26, 2014, and 8% Unsecured Convertible Redeemable Notes Due May 6, 2015 to amend such notes into 8% Unsecured Redeemable Gold-Linked Notes due May 6, 2015.

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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        84

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
Acquisitions of businesses related to Canada’s cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable but are nonetheless subject to notification. An investment to establish a new business that is related to the non-Canadian’s existing business in Canada is not subject to notification under the Investment Canada Act unless such investment relates to Canada’s cultural heritage or national identity.
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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        85

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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        86

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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        87

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

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        88

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
Not applicable.

10G.	Statements by Experts
Not applicable.

10H.	Documents on Display
Copies of the documents referred to in this document may be inspected during normal business hours, at the offices of the Company at Suite 500, 10 King Street East, Toronto, Ontario, Canada. Its telephone number is (416) 572-2525.

10I.	Subsidiary Information
Not applicable.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        89

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Reference is made to Note 24 to the Company’s audited financial statements for the fiscal year ended June 30, 2013, at Item 17. Financial Statements, for a description of the Company’s (a) market and commodity price risks, (b) foreign exchange risks, (c) interest rate risks, (d) credit risks, and (e) liquidity risks, and how such risks affect the Company.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.
PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15:	CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures of the Company’s Chief Executive Officer
Based on an evaluation under the supervision of and with the participation of the Company’s management, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, were effective as of June 30, 2013 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

b.	Management’s Report on Internal Control Over Financial Reporting
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
The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2013. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of June 30, 2013, the Company’s internal control over financial reporting was effective.
The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

c.	Attestation Report of the Registered Public Accounting Firm
The Company qualifies as an “emerging growth company” under Section 3 of the Exchange Act, as a result of enactment of the JOBS Act. Under the JOBS Act, "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Company qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        90

d.	Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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
The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on March 30, 2012 and which is posted at www.besra.com.
Refer to Exhibit 4.43 for the Code of Business Conduct and Ethics.

ITEM 16C.	Principal Accountant Fees and Services
The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees(1) ($CAD)	Audit Related Fees(2) ($CAD)	Tax Fees(3) ($CAD)	All Other Fees(4) ($CAD)
2013	$525,036	$35,000	$24,000	Nil
2012(5)	$326,000	$108,500	$1,500	Nil
2011	$428,160	$128,225	$1,450	Nil

(1)	The aggregate audit fees billed.

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
On February 7, 2013, the Company announced its intention to make a normal course issuer bid to be transacted through the facilities of the TSX and filed a buy-back announcement with the Australian Securities Exchange (collectively, the “Buy-Back Program”).
Pursuant to the terms of the Buy-Back Program, the Company may purchase its own common shares for cancellation in compliance with TSX or ASX rules, as applicable, up to a maximum of 32,011,148 shares, being 10% of its public float as of February 6, 2013. Purchases on the TSX will be subject to a daily maximum of 48,906 shares representing 25% of the

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        91

average daily trading volume of 195,624 shares for the six months ended January 31, 2013, except where such purchases are made in accordance with “block” purchase exemptions under TSX guidelines. Besra may initiate purchases at different times starting on or after February 11, 2013, and ending no later than February 10, 2014. The Company cancelled 170,000 shares in August 2013. Such shares were repurchased for US$30,752.
The following table sets out information regarding purchases made by the Company under the Buy-Back Program:

Period	Market	Total Number of Common Shares Purchased	Average Price Paid per Common Share	Total Number of Common Shares Purchased as Part of Publicly Announced Program	Maximum Number of Common Shares that May Yet be Purchased Under the Program
December 2011	TSX	347,500	CAD$0.2525	347,500	29,725,058
January 2012	TSX	218,500	CAD$0.2803	713,000	29,012,058
	ASX	147,000	AUD$0.3477
February 2012	TSX	514,500	CAD$0.3793	1,744,476	27,267,582
	ASX	516,976	AUD$0.3612

March 2012	TSX	173,500	CAD$0.3419	2,295,179	27,704,821
	ASX	377,203	AUD$0.3264
April 2012	TSX	362,500	CAD0.3419	2,975,179	27,024,821
	ASX	217,500	AUD$0.3166
May – Sept 15, 2012	TSX	Nil	Nil	2,975,179	27,024,821
	ASX	Nil	Nil
July 2012 - June 2013	TSX	Nil	Nil
July 2012 - June 2013	ASX	170,000	AUD$0.175	170,000	31,841,148

ITEM 16F.	Change in Registrant’s Certifying Accountant
None
PART III

ITEM 17:	FINANCIAL STATEMENTS
Consolidated Statements of Financial Position of Besra Gold Inc. as at June 30, 2013 and June 30, 2012, and Statements of Comprehensive Income ,Changes in Equity and Cash Flows for the fiscal years ended June 30, 2013, six month transitional fiscal year ended June 30, 2012 and fiscal year ended December 31, 2011, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles.

ITEM 18:	FINANCIAL STATEMENTS
See Item 17. Financial Statements.

ITEM 19:	EXHIBITS

19A.	Financial Statements
Consolidated Statements of Financial Position of Besra Gold Inc. as at June 30, 2013 and June 30, 2012, and Statements of Comprehensive Income ,Changes in Equity and Cash Flows for the fiscal years ended June 30, 2013, six months ended June 30, 2012 and fiscal year ended December 31, 2011, reported on by Ernst & Young LLP, Chartered Accountants. These statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        92

19B.	Exhibits

1.	Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 1. Articles of Incorporation and By Laws

1.1.	Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 1.1 Certificates of Status, Amendment, Continuance

1.2.	Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 1.2 Bylaws as currently in effect.

2.	Instruments defining the rights of holders of equity – refer to exhibit 1 under 19B.

4.	Material Contracts

4.1.	Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.1 - Mining Permit – dated July 22, 1992

4.2.	Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.2 - Right to Use Land Certificate – dated October 9, 1993

4.3.	Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.5 - Mining License No 116/GP –BTNMT – dated January 23, 2006

4.4.
Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.8 - Joint Venture Agreement - dated March 5, 2003. 4.5. Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.19 - Assignment Agreement among Ivanhoe Mines Ltd., Zedex Minerals Limited, and Olympus Pacific Minerals, Inc. dated January 1, 2006

4.6.	Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.20 - Certificate of Incorporation and Articles of Incorporation of Kadabra Mining Corp – May, 2007.

4.7.	Stock Option Plan – dated June 7, 2007. Incorporated by reference from the Amended Annual Report on Form 20-F for the year ended December 31, 2008, dated February 3, 2010, exhibit 3.18.

4.8.	Incorporated by reference from the 2007 20F Annual Report dated March 28, 2008 exhibit 3.28 - Exploration License dated January 10, 2008

4.9.	Incorporated by reference from the 2008 20F Annual Report dated March 31,2009 exhibit 3.31 Bong Mieu Exploration license No 2125/GP-BTNMT

4.10.	Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.37 Convertible Loan Note Agreement and attachment dated March 26, 2010

4.11.	Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.38 Gold Loan Note Agreement dated June 19, 2010

4.12.	Zedex Amalgamation Document – Incorporated by reference from Form CB filed with the SEC on November 19, 2009.

4.13.	Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.41 Foreign Investment Committee Approval of Bau Joint Venture dated November 9, 2007

4.14.	Incorporated by reference from the 2009 20F Annual Report dated July 15, 2010 exhibit 3.42 Tien Thuan Joint Venture Agreement – dated November 1, 2006

4.15.	Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.44 Convertible Loan Note Agreement and attachment dated May 5,2011.

4.16.	Incorporated by reference from the 2010 20F Annual Report dated June 7, 2011 exhibit 3.45 Convertible Loan Note Agreement and attachment dated May 6,2011.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        93

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

4.28.	Incorporated by reference from the 2011 20F Annual Report dated March 30, 2012 exhibit 4.43 Code of Business Conduct and Ethics dated March 30, 2012.

4.29.	Incorporated by reference from the 2012 20F Annual Report dated September 28, 2012, exhibit 4.29 Mining License ML565/GP-BTNMT dated April 25, 2012.

4.30.	Incorporated by reference from the 2012 20F Annual Report dated September 28, 2012, exhibit 4.30 Form of management services agreement entered into with the Company’s officers.

4.31
Incorporated by reference from the Form CB dated November 6, 2012, Note amendment agreement dated November 20, 2012 between the Company and Euro Pacific Capital, Inc. providing for the amendment of notes held by consenting holders of 8% Senior Secured Redeemable Gold Delivery Promissory Notes due May 31, 2013 into 8% Unsecured Redeemable Gold-Linked Notes due May 6, 2015.

4.32
Incorporated by reference from the Form CB dated November 6, 2012, Note amendment agreement dated November 20, 2012 between the Company and Euro Pacific Capital, Inc. providing for the amendment of notes held by consenting holders of 9% Subordinated Unsecured Convertible Redeemable Promissory Notes due March 26, 2014 into 8% Unsecured Redeemable Gold-Linked Notes due May 6, 2015.

4.33
Incorporated by reference from the Form CB dated November 6, 2012, Note amendment agreement dated November 20, 2012 between the Company and Euro Pacific Capital, Inc. providing for the amendment of notes held by consenting holders of 8% Unsecured Convertible Redeemable Promissory Notes due May 6, 2015 into 8% Unsecured Redeemable Gold-Linked Notes due May 6, 2015.

4.34
Incorporated by reference from the Form CB dated November 6, 2012, Solicitation Agent Agreement dated November 6, 2012 appointing Euro Pacific Capital, Inc. as the solicitation agent of the Company to approach noteholders to

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        94

solicit consents from the holders of the Company’s 8% Senior Secured Redeemable Gold Delivery Promissory Notes Due May 31, 2013, 9% Unsecured Convertible Redeemable Notes due March 26, 2014, and 8% Unsecured Convertible Redeemable Notes Due May 6, 2015 to amend such notes into 8% Unsecured Redeemable Gold-Linked Notes due May 6, 2015.

4.35	Gold Export Certificates for Bong Mieu Gold Mining Company Limited and Phuoc Son Gold Mining Company Limited dated January 4, 2013.*
* filed herewith
5.    List of Subsidiaries
The Company has the following subsidiaries:

a.	Formwell Holdings Ltd. – incorporated in British Virgin Islands;

b.	Bong Mieu Holdings Ltd. – incorporated in Thailand;

c.	Bong Mieu Gold Mining Company Limited – incorporated in Vietnam (80% owned by Bong Mieu Holdings Ltd);

d.	Besra Vietnam Ltd. (formerly Olympus Pacific Vietnam Ltd.) – incorporated in British Virgin Islands;

e.	New Vietnam Mining Corporation (NVMC) – incorporated in British Virgin Islands;

f.	Phuoc Son Gold Company Limited – incorporated in Vietnam (85% owned by New Vietnam Mining Corporation (NVMC));

g.	Besra Thailand Ltd. (formerly Olympus Pacific Thailand Ltd.) – incorporated in British Virgin Islands;

h.	Kadabra Mining Corp. – incorporated in Philippines;

i.	Besra Vietnam Ltd. (formerly Olympus Pacific Minerals Vietnam Ltd.) – incorporated in Vietnam;

j.	Besra Labuan Ltd. (formerly Olympus Pacific Minerals Labuan Ltd.) (formerly Olympus Pacific Minerals NZ Ltd) – incorporated in Malaysia;

k.	Besra NZ Ltd (formerly OYM NZ Ltd) – incorporated in New Zealand;

l.	Parnell Cracroft Ltd – incorporated in British Virgin Islands;

m.	GR Enmore Pty Ltd. – incorporated in Australia (acquired as a result of the Zedex transaction which completed on January 12, 2010);

n.	Binh Dinh NZ Gold Company Ltd. – incorporated in Vietnam (acquired as a result of the Zedex transaction which completed on January 12, 2010);

o.	North Borneo Gold Sdn Bhd – incorporated in Malaysia (acquired as a result of the Zedex transaction which completed on January 12, 2010);

p.	Bau Mining Co Ltd – incorporate in Samoa (acquired as a result of the Zedex transaction which completed on January 12, 2010);

q.	KS Mining Ltd – incorporated in Samoa (acquired as a result of the Zedex transaction which completed on January 12, 2010); and

r.	Besra Singapore Pte Ltd (formerly Olympus Pacific Minerals Singapore Pte Ltd) – incorporated in Singapore.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        95

12.   Certifications

12.1   Certification of Chief Executive Officer

12.2 Certification of Chief Financial Officer

13.   Certifications
13.1   Certification of Chief Executive Officer

13.2   Certification of Chief Financial Officer

14.   Consent of Independent Registered Public Accounting Firm

99.	Other Exhibits

99.1.   Consent of Terra Mining Consultants Limited and Stevens & Associates.

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        96

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Besra Gold Inc.

By:/s/ John A. G. Seton
John A. G. Seton
Chief Executive Officer

Date: September 17, 2013

Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.)        97

STATEMENT OF MANANGEMENT'S RESPONSIBILITY
The accompanying consolidated financial statements, Management's Discussion and Analysis and all of the other information included in the Annual Report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and reflect management's best estimates and judgments based on currently available information. The Company has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. Management believes that the internal controls provide reasonable assurance that our financial information is reliable and relevant, and that assets are properly accounted for and safeguarded from loss.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee, appointed by the Board and comprised of independent directors, which meets with the independent auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.
The consolidated financial statements have been audited by Ernst & Young LLP Chartered Accountants. The independent auditors have unrestricted access to the Audit Committee. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Signed: "John A.G. Seton"	Signed: "S. Jane Bell"
John A. G. Seton Chief Executive Officer September 17, 2013	S. Jane Bell Chief Financial Officer September 17, 2013

Page 58     Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Besra Gold Inc.
We have audited the accompanying consolidated financial statements of Besra Gold Inc, which comprise the consolidated statements of financial position as at June 30, 2013 and 2012, and the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the year ended June 30, 2013, the six-month period June 30, 2012 and the year ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.
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
Auditors' responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Besra Gold Inc. as at June 30, 2013 and 2012, and its financial performance and its cash flows for the year ended June 30, 2013, the six-month period ended June 30, 2012 and the year ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 3 in the consolidated financial statements which indicates that the Company incurred a net loss of $25.3 million during the year ended June 30, 2013 and, as of that date; the Company's current liabilities exceeded its current assets by $21.3 million. These conditions, along with other matters as set forth in Note 3, indicate the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern.

Toronto, Canada September 17, 2013

Page 59     Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Page 60     Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Consolidated Statement of Income (Loss) and Comprehensive Income (Loss)
For the year ended June 30, 2013

		Year ended	Six months ended	Year ended
US$	Note(s)	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Sales		82,772,713	34,552,265	47,976,630
Cost of sales		43,644,257	14,828,440	22,906,966
Gross profit		39,128,456	19,723,825	25,069,664

Royalty expense		9,304,628	4,264,873	6,393,203
Environmental fees		4,140,175	1,203,057	—
Corporate and administrative expenses		6,625,914	3,743,652	8,919,587
Share-based compensation	21	2,012,549	1,462,071	1,277,892
Exploration costs		932,364	287,528	669,119
		23,015,630	10,961,181	17,259,801

Earnings before net finance costs, income tax, depreciation, amortization and impairments		16,112,826	8,762,644	7,809,863

Depreciation and amortization		20,749,097	11,922,054	13,410,876
Impairment charge	10,11,12,13	14,030,768	12,812,162	—
Loss on capital assets disposal		—	25,824	251,994
Finance charges	9	4,939,108	930,104	(11,678,462)
		39,718,973	25,690,144	1,984,408

Income/(loss) before income tax		(23,606,147)	(16,927,500)	5,825,455
Income tax expense	25	1,696,882	1,399,391	4,180,557
Total comprehensive income/(loss) for the period		(25,303,029)	(18,326,891)	1,644,898

Attributable to:
Equity owners		(23,254,669)	(15,320,128)	1,084,649
Non-controlling interest		(2,048,360)	(3,006,763)	560,249

Earnings/(loss) per share
Basic	8	(0.061)	(0.040)	0.003
Diluted	8	(0.061)	(0.040)	0.003

The accompanying notes are an integral part of these consolidated financial statements

Page 61 ● Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Consolidated Statement of Financial Position
As at June 30, 2013

US$	Note	Jun 30, 2013	Jun 30, 2012
ASSETS
Current
Cash and cash equivalents	26	4,062,045	3,397,728
Tax and other receivables	14	1,975,955	1,614,115
Inventories	15	12,224,852	11,295,411
Prepayments		1,614,240	2,605,304
		19,877,092	18,912,558
Non-current
Advances on plant & equipment		91,003	147,247
Property, plant & equipment	10	17,231,269	32,826,934
Deferred exploration expenditure	11	22,678,843	21,428,562
Deferred development expenditure	12	6,216,049	10,636,534
Mine properties	13	35,265,242	37,165,314
		81,482,406	102,204,591
TOTAL ASSETS		101,359,498	121,117,149

LIABILITIES
Current
Provisions	16	1,450,071	1,219,683
Derivative financial liabilities	19	—	3,280,000
Trade and other payables	17	27,429,290	15,196,243
Interest-bearing loans and borrowings	18	6,981,965	11,474,321
Convertible notes	18	5,353,217	621,092
		41,214,543	31,791,339
Non-current
Provisions	16	1,404,846	1,151,327
Derivative financial liabilities	19	882,850	6,063,607
Convertible notes	18	9,803,088	24,320,588
Interest-bearing loans and borrowings	18	16,645,179	—
Deferred tax liabilities	25	6,717,486	7,228,227
		35,453,449	38,763,749
TOTAL LIABILITIES		76,667,992	70,555,088

EQUITY
Issued capital and reserves	20	129,390,208	129,495,807
Deficit		(104,357,827)	(81,103,158)
		25,032,381	48,392,649
Non-controlling interest		(340,875)	2,169,412
TOTAL EQUITY		24,691,506	50,562,061

TOTAL LIABILITIES AND EQUITY		101,359,498	121,117,149

Commitments, contingencies and contractual obligations	23

For and on behalf of the Board September 17, 2013	Signed: "John A.G. Seton" John A. G. Seton Chief Executive Officer	Signed: "John Morda" Jon Morda Director & Chairman of the Audit Committee

The accompanying notes are an integral part of these consolidated financial statements

Page 62 ● Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Consolidated Statement of Changes in Equity
For the year ended June 30, 2013

US$	Issued Capital	Deficit	Reserves (note 20)	Non-Controlling Interest	Total Equity
Balance at December 31, 2010	129,903,856	(66,867,679)	(3,491,354)	5,682,771	65,227,594
Income for the year	—	1,084,649	—	560,249	1,644,898
Issue of share capital	6,016,121	—	—	750,000	6,766,121
Share capital cancelled	(73,022)	—	—	—	(73,022)
Options granted and vested	—	—	3,063,380	—	3,063,380
Options exercised	—	—	(661)	—	(661)
Warrants granted and vested	—	—	896,484	—	896,484
Investment in subsidiary	—	—	(4,927,389)	(1,072,611)	(6,000,000)
Balance at December 31, 2011	135,846,955	(65,783,030)	(4,459,540)	5,920,409	71,524,794
Loss for the period	—	(15,320,128)		(3,006,763)	(18,326,891)
Issue of share capital	—	—	—	(211,843)	(211,843)
Share capital cancelled	(910,114)	—	—	—	(910,114)
Options granted and vested	—	—	1,462,067	—	1,462,067
Options exercised	197,856	—	(173,808)	—	24,048
Investment in subsidiary	—	—	(2,467,609)	(532,391)	(3,000,000)
Balance at June 30, 2012	135,134,697	(81,103,158)	(5,638,890)	2,169,412	50,562,061
Loss for the period	—	(23,254,669)	—	(2,048,360)	(25,303,029)
Options granted and vested	—	—	2,012,549	—	2,012,549
Options exercised	47,595	—	(27,670)	—	19,925
Investment in subsidiary	—	—	(2,138,073)	(461,927)	(2,600,000)
Balance at June 30, 2013	135,182,292	(104,357,827)	(5,792,084)	(340,875)	24,691,506

The accompanying notes are an integral part of these consolidated financial statements

Page 63 ● Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Consolidated Statement of Cash Flows
For the year ended June 30, 2013

	Year ended	Six months ended	Year ended
US$	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
OPERATING ACTIVITIES
Total comprehensive income / (loss) for the period	(25,303,029)	(18,326,891)	1,644,898
Items not affecting cash
Depreciation and amortization	20,749,097	11,922,054	13,410,876
Impairment charge	14,030,768	12,812,162	—
Loss on disposal of capital assets	10,637	25,824	251,994
Loss/(gain) on gold loan principal repayment	2,051,461	1,157,625	(2,305,926)
Stock-based compensation expense	2,012,548	1,462,071	1,277,892
Deferred income tax	(589,000)	694,349	213,400
Deferred issuance costs	2,919,480	—	673,456
Derivatives revaluation	(10,625,497)	(4,619,530)	(16,351,957)
Interest and accretion of term loans	6,055,667	2,756,314	3,190,811
Unrealized foreign exchange	(720,698)	(239,638)	(508,282)
Other non-cash items	101,894	56,348	79,969
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	629,224	1,234,970	3,395,252
Trade and other payables	11,822,807	(1,849,952)	7,981,187
Inventory	(9,668,496)	(1,980,562)	(10,115,544)
Cash provided by operating activities	13,476,863	5,105,144	2,838,026

INVESTING ACTIVITIES
Deferred exploration and development costs	(9,989,109)	(7,969,936)	(16,051,004)
Acquisition of property, plant and equipment	(3,953,559)	(1,660,342)	(10,108,738)
Investment in subsidiary	(2,600,000)	(3,000,000)	(6,000,000)
Cash used in investing activities	(16,542,668)	(12,630,278)	(32,159,742)

FINANCING ACTIVITIES
Repayment of the secured bank loan	(4,773,374)	—	—
Proceeds from secured bank loan	8,519,833	3,028,593	—
Shares issued, net of costs	—	—	5,498,220
Purchase of shares through share buy-back	(30,752)	(910,114)	(73,022)
Capital lease payments	—	—	(609,626)
Convertible notes issued	—	—	28,732,255
Capital contributions from JV partner	—	—	750,000
Proceeds from options and warrants exercised	—	24,048	1,487
Cash provided by financing activities	3,715,707	2,142,527	34,299,314
Increase/(decrease) in cash during the period	649,902	(5,382,607)	4,977,598
Cash - beginning of the period	3,397,728	8,730,248	4,105,325
Effect of foreign exchange rate changes on cash	14,415	50,087	(352,675)
Cash - end of the period	4,062,045	3,397,728	8,730,248

Supplemental information
Interest paid	4,628,057	2,182,027	3,846,066
Income taxes paid	511,961	2,803,404	3,077,065

The accompanying notes are an integral part of these consolidated financial statements

Page 64 ● Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Corporate Information
The consolidated financial statements of Besra Gold Inc. (formerly known as Olympus Pacific Minerals Inc.) (the “Company” or “Besra”) and its subsidiaries (together, the “Group”) for the year ended June 30, 2013 were authorized for issue in accordance with a resolution of the Company’s board of directors on September 17, 2013. Besra is a corporation continued under the Canada Business Corporation Act with its registered office located and domiciled in Toronto, Ontario, Canada whose shares are publicly traded on the Toronto Stock Exchange (“TSX”), the Australian Securities Exchange (“ASX”) and the OTCQX Bulletin Board in the United States of America.
The principal activities of the Group are the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines.
2. Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements include all of the information required for full annual financial statements.
3. Basis of Preparation and Going Concern
The consolidated financial statements are presented in United States (“US”) dollars, which is the Company's functional and the Group's presentation currency.
The accounting policies in Note 4 have been applied in preparing the consolidated financial statements. These policies are based on IFRS as issued by the IASB and in effect as of June 30, 2013.
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
During the year ended June 30, 2013, the Group incurred a net loss of US$25,303,029. As at June 30, 2013 the Group's current liabilities exceeded its current assets by US$21,337,451. As a result, there is a substantial doubt regarding the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern depends upon its ability to continue profitable operations or to continue to access debt or equity capital in the ordinary course. No assurance can be given that such capital will be available at all or on terms acceptable to the Company.
These consolidated financial statements do not include any adjustments related to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. If the “going concern” assumption was not appropriate for these consolidated financial statements, then adjustments to the carrying values of the assets and liabilities, expenses and consolidated statement of financial position classification, which could be material, may be necessary.
Where necessary, comparatives have been reclassified to maintain consistency and comparability with current year figures (see Note 27 for further details).
Change of Financial Year-End
The financial year-end of the Company was changed from December 31 to June 30 effective for the Company’s 2012 financial year. This change was made to better meet operational demands in an Asian based group. Accordingly, the Company’s transition period was the six-month period ended June 30, 2012 which means the comparative figures presented in these consolidated financial statements are not entirely comparable; however, they do comply with IFRS.

Page 65 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Basis of Consolidation
The consolidated financial statements comprise the financial statements of the Group and its subsidiaries as at June 30, 2013. Subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.
Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a deficit balance. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
4. Summary of Significant Accounting Policies
The consolidated financial statements of Besra Gold Inc. and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Group's reporting for the year ended June 30, 2013.
Foreign Currency Translation
The consolidated financial statements are presented in United States dollars, which is the parent company's functional currency and the Group's presentation currency. The financial statements of subsidiaries are maintained in their functional currencies and converted to US dollars for consolidation of the Group results. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the consolidated statement of financial position dates and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the consolidated statement of comprehensive income.
Business Combinations
On the acquisition of a subsidiary, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the acquiree on the basis of fair value at the date of acquisition. Those mining rights, mineral reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources and mineral rights, for which values cannot be reliably determined, are not recognized. Acquisition costs are expensed.
When the cost of acquisition exceeds the fair values attributable to the Group's share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or where there is an indication of impairment. If the fair value attributable to the Group's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the consolidated statement of comprehensive income.
Non-controlling interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the consolidated statement of financial position, separately from the parent's shareholders' equity.
Mine Properties
The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, and the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.
Purchased interest in mineral properties is recognized as an asset at its cost of acquisition or at fair value if purchased as part of a business combination. All costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds the recoverable amount. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the

Page 66 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013 consolidated statement of comprehensive income. Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.
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

Page 67 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

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
Property, Plant and Equipment
The Company initially records buildings, plant and equipment, and infrastructure at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.
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
Where an item of property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the consolidated statement of comprehensive income.
Any items of property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the consolidated statement of comprehensive income in the financial year in which the item is derecognized.
Leasing Commitments
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.
Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases. Rentals payable under operating leases are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease term.
Impairment of Assets
At least annually, the Company reviews and evaluates the carrying value of its non-current assets for impairment. They are also reviewed for impairment when events or changes in circumstances, such as a decrease in commodity (gold) prices, increase in costs of capital, the achievement of lower than expected resource quantities and grades or the expiration and non-renewal of a key exploration or mining license, indicate that the carrying amounts of related assets or groups of assets might not be recoverable. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash inflows independent of other assets, in which case the review is undertaken at the cash-generating unit level. Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to

Page 68 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013 it, or includes intangible assets that are either not available for use or that have an indefinite useful life (and which can only be tested as part of a cash-generating unit), an impairment test is performed at least annually or whenever there is an indication that the carrying amounts of such assets may be impaired.
If the carrying amount of an asset exceeds its recoverable amount, defined as the higher of the asset’s value-in-use and its fair value less costs to sell, an impairment loss is recorded in the consolidated statement of comprehensive income to reflect the asset at the lower amount. In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate that reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted. Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued use and eventual disposal of the asset. In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate.
An impairment loss is reversed in the consolidated statement of comprehensive income (loss) if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognized. The carrying amount is increased to the recoverable amount, but not beyond the carrying amount, net of depreciation or amortization that would have arisen if the prior impairment loss had not been recognized. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.
Stripping Costs
Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.
Cash and Cash Equivalents
Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less. The Company does not have any overdraft facilities with any bank. Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made at call and for less than one month, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The fair value of cash and short-term deposits at June 30, 2013 and at June 30, 2012 approximates carrying value. The Group only deposits cash surpluses with major banks of high quality credit standing.
Inventory
Inventory is comprised of ore in stockpiles, operating supplies, gold in circuit, doré bars and gold bullion. Inventory is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Gold bullion, doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labor and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a salable form.
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

Page 69 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

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
Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (“EIR”), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the consolidated statement of comprehensive income. The losses arising from impairment are recognized as finance costs in the consolidated statement of comprehensive income.
Fair Values
The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the date of the consolidated statement of financial position. Where there is no active market, fair value is determined using valuation techniques. These include recent arm’s-length market transactions; reference to current market values of other instruments which are substantially the same; discounted cash flow analysis; and pricing models.
Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.
De-Recognition of Financial Assets and Liabilities
Financial assets
A financial asset is de-recognized when:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

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
Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of comprehensive income.
Impairment of Financial Assets
The Group assesses at each date of the consolidated statement of financial position whether a financial asset is impaired.

Page 70 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Financial assets carried at amortized costs
If there is objective evidence that an impairment loss on loans and receivables and held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statement of comprehensive income. Objective evidence of impairment of loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter-party that would not normally be granted, or it is probable that the counter-party will enter into bankruptcy or a financial reorganization.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of comprehensive income, to the extent that the carrying value of the asset does not exceed its amortized cost as at the reversal date.
Assets carried at cost
If there is objective evidence of an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.
Interest Bearing Loans and Borrowings
Loans are recognized at inception at the fair value of proceeds received, net of directly attributable transaction costs. Subsequently they are measured at amortized cost using the effective interest method. Finance costs are recognized in the consolidated statement of comprehensive income using the effective interest method.
Convertible Notes
The components of the convertible note that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated statement of financial position, net of transaction costs and are subsequently accounted for at amortized cost. The derivative liability components (warrants and conversion features) are fair valued using a Binomial option pricing model. The carrying amount of the warrant and conversion features are re-measured at each reporting date and any movement in value is reflected in the consolidated statement of comprehensive income.
The remainder of the proceeds is allocated to the convertible note debt that is recognized and included in term liabilities, net of broker transaction costs. Interest on the liability component of the convertible note is recognized as an expense in the statement of comprehensive income.
Transaction costs were apportioned between the components of the convertible note based on the allocation of proceeds to such components when the instrument was first recognized.
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
The call option and put option features of the Gold Loan are re-valued at each reporting date using the Black 76 variant of the Black-Scholes option pricing model, with each gold deposit date. Interest on the liability component of the gold note is recognized as an expense in the consolidated statement of comprehensive income.
Transaction costs were apportioned between the liability, equity and derivative components of the gold note based on the allocation of proceeds to the liability, equity and derivative components when the instrument was first recognized.
Gold-Linked Notes
The Gold Price Participation value and the put option features of the Gold-Linked Notes are re-valued at each reporting date using the Binominal Lattice option pricing model. Interest on the liability component of the gold note is recognized as an expense in the consolidated statement of comprehensive income.
Transaction costs were apportioned between the liability and derivative components of the gold-linked note based on the allocation of proceeds to the liability and derivative components when the instrument was first recognized.

Page 71 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Derivative Financial Instruments
The Group has embedded derivative instruments in its debt finance on the Gold-linked notes and Convertible notes.
The components of the gold note that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is re-valued at each reporting date with the corresponding unrealized movement in value being reflected in the consolidated statement of comprehensive income.
The convertible notes are denominated in Canadian dollars and US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature is not denominated in the Company’s functional currency the contractual obligations arising from the warrants and conversion feature do not meet the definition of equity instruments and are considered derivative liabilities. The warrants are recorded as financial liabilities and are re-valued at each reporting date with any change in valuation being recognized in the consolidated statement of comprehensive income.
Employee Entitlements
Provisions are recognized for short-term employee entitlements, on an undiscounted basis, for services rendered by employees that remain unpaid at the date of the consolidated statement of financial position.
Other Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in finance costs in the consolidated statement of comprehensive income.
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

The carrying amount of deferred income tax assets is reviewed at each date of the consolidated statement of financial position and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Page 72 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

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
Equity-settled awards
For equity-settled awards, the fair value is charged to the consolidated statement of comprehensive income and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions). The fair value of the equity-settled awards is determined at the date of the grant. In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions). The fair value is determined using a Black Scholes option pricing model. At each date of the consolidated statement of financial position prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the consolidated statement of comprehensive income with a corresponding entry within equity.
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
Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the award at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the consolidated statement of comprehensive income. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new award is treated as if it is a modification of the original award, as described in the previous paragraph.
Cash-settled awards
For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest, adjusting for market and non-market based performance conditions. During the vesting period, a liability is recognized representing the portion of the vesting period that has expired at the date of the consolidated statement of financial position multiplied by the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance date is recognized as a liability. Movements in the liability are recognized in the consolidated statement of comprehensive income.
Revenue Recognition
Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received. Sales, export taxes or duty are recorded as part of cost of sales.

Page 73 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

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
5. Significant Accounting Judgments, Estimates and Assumptions
The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
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

Page 74 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Production Start Date (Notes 10, 11, 12, 13)
The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage being when the mine is substantially complete and ready for its intended use. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant and its location. The Group considers various relevant criteria to assess when the production phase is considered to commence and all related amounts are reclassified from ‘capital assets in progress’ to ‘producing mines’ and ‘property, plant and equipment’. Some of the criteria used will include, but are not limited to, the following:

•	level of capital expenditure incurred compared to the original construction cost estimates;

•	completion of a reasonable period of testing of the mine plant and equipment;

•	ability to produce metal in salable form (within specifications);

•	ability to sustain ongoing production of metal.
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
Inventories (Note 15)
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
Asset Retirement Obligations (Note 16)
The provisions for asset retirement obligations are based on estimated future costs using information available at the balance date. To the extent the actual costs differ from these estimates, adjustments will be recorded and the consolidated statement of comprehensive income may be impacted (refer to Note 18).
Share-Based Payment Transactions (Note 21)
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
Contingencies (Note 23)
By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.
6. Changes in Accounting Policies, New Standards and Interpretations
The IASB issued the following new or revised pronouncements that are effective for years beginning on or after January 1, 2013 and may affect the Company’s future financial statements. Management has assessed the impact of these pronouncements and does not expect their application to have a pervasive impact on the financial position or results from operations of the Company.
IFRS 9 Financial Instruments
IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

Page 75 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

The IASB has tentatively deferred the effective date of IFRS 9 beyond accounting periods beginning on or after January 1, 2015, pending completion of all project phases.The Company has not yet assessed the impact of the standard which would be effective as of future fiscal years.
IFRS 10 Consolidated Financial Statements
On July 1, 2013, the Company adopted the requirements of IFRS 10, Consolidated Financial Statements have replaced portions of IAS 27 Consolidated and Separate Financial Statements and interpretation SIC-12 Consolidation — Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee. As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgment about whether the Company controls another entity; there are no ‘bright lines’. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all of which may differ from current practice.
IFRS 11 Joint Arrangements
On July 1, 2013, the Company adopted IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called jointly controlled entities) using proportionate consolidation will be removed and replaced by equity accounting. Due to the adoption of this new section, venturers will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item. Based on the preliminary analysis performed, IFRS 11 is not expected to have any impact on the Group.
IFRS 12 Disclosure of Interests in Other Entities
On July 1, 2013, the Company adopted IFRS 12, Disclosure of Involvement with Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgments and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities. Based on the preliminary analysis performed, IFRS 12 is expected to result in the additional disclosure of the Group's interest in its subsidiaries.
IFRS 13 Fair Value Measurement
On July 1, 2013, the Company adopted IFRS 13, Fair Value Measurement. The new standard will generally converge the IFRS and US GAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the ‘exit price’ and concepts of ‘highest and best use’ and ‘valuation premise’ would be relevant only for non-financial assets and liabilities. Based on the preliminary analysis performed, IFRS 13 is not expected to have any impact on the Group.
IAS 27 Separate Financial Statements
On July 1, 2013, the Company adopted IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10. In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. Based on the preliminary analysis performed, IAS 27 is not expected to have any impact on the Group.
IAS 28 Investments in Associates and Joint Ventures
On July 1, 2013, the Company adopted IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the

Page 76 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013 power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. Based on the preliminary analysis performed, IAS 28 is not expected to have any impact on the Group.
Impairment of Assets Exposure Draft
In January 2013 the IASB published an exposure draft (ED) to set out proposed modifications to the disclosures in IAS 36 Impairment of Assets for the measurement of the recoverable amount of impaired assets. The amendment would require an entity to disclose the recoverable amount of an asset (including goodwill) for which an impairment loss was recognized or reversed during the reporting period. In addition, the ED proposes an amendment that would require an entity to disclose the discount rate that was used in a present value technique in order to determine the recoverable amount of an impaired asset, regardless of whether that recoverable amount was based on fair value less costs of disposal or value in use. This proposed amendment overlaps with the amendment to IAS 36 that had been previously proposed by the ED Annual Improvements to IFRSs 2010-2012 Cycle published in May 2012.
The proposed amendments would be applied retrospectively for annual periods beginning on or after January 1, 2014. The IASB also proposes to permit earlier application, but will not require an entity to apply those amendments in periods (including comparative periods) in which the entity does not also apply IFRS 13. The Company has not yet assessed the impact of the standard which would be effective as of fiscal year commencing July 1, 2014 or determined whether it will adopt the standard early.
Levies
On May 21, 2013, the IASB issued IFRIC 21 Levies (“IFRIC 21”), an interpretation on the accounting for levies imposed by governments. IFRIC 21 is an interpretation of IAS 37 Provisions, contingent liabilities and contingent assets (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company does not expect IFRIC 21 to have a material impact on its financial statements.

Page 77 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

7. Segment Analysis
For management purposes, the Group is organized into one business segment and has two reportable segments based on geographic area as follows:

•	The Company's Vietnamese operations produce ore in stockpiles, gold in circuit, doré bars and gold bullion through its Bong Mieu and Phuoc Son subsidiaries.

•	The Company's Malaysian operations are engaged in the exploration for, and evaluation of, gold properties within the country.
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
All revenues are transacted via one merchant on behalf of external customers unknown to the Group.

US$	Property, plant and equipment	Deferred exploration expenditure	Deferred development expenditure	Mine properties	Other non-current assets	Total non- current assets	Current assets	Liabilities
June 30, 2013
Vietnam	16,466,502	8,060,103	6,216,049	3,438,805	91,003	34,272,462	18,765,947	34,332,131
Malaysia	120,916	14,618,740	—	31,276,437	—	46,016,093	147,995	6,970,128
Other	643,851	—	—	550,000	—	1,193,851	963,150	35,365,733
Total	17,231,269	22,678,843	6,216,049	35,265,242	91,003	81,482,406	19,877,092	76,667,992
June 30, 2012
Vietnam	32,461,421	10,764,709	10,636,534	5,338,877	147,247	59,348,788	16,122,295	18,374,461
Malaysia	139,248	10,663,853	—	31,276,437	—	42,079,538	131,511	7,129,422
Other	226,265	—	—	550,000	—	776,265	2,658,752	45,051,205
Total	32,826,934	21,428,562	10,636,534	37,165,314	147,247	102,204,591	18,912,558	70,555,088
December 31, 2011
Vietnam	36,680,791	11,990,153	20,276,490	6,070,128	943,747	75,961,309	25,885,982	16,337,040
Malaysia	99,954	7,526,402	—	31,276,437	—	38,902,793	226,969	6,857,473
Other	157,370	—	—	550,000	—	707,370	3,567,751	50,532,867
Total	36,938,115	19,516,555	20,276,490	37,896,565	943,747	115,571,472	29,680,702	73,727,380

	Year ended		Six months ended		Year ended
	June 30, 2013		June 30, 2012		December 31, 2011
US$	Revenue	Segment income/(loss) after tax	Revenue	Segment income/(loss) after tax	Revenue	Segment income/(loss) after tax
Vietnam	82,772,713	(10,772,955)	34,552,265	(11,941,899)	47,976,630	3,129,813
Malaysia	—	(143,180)	—	145,883	—	(563,049)
Other	—	(14,386,894)	—	(6,530,875)	—	(921,866)
Total	82,772,713	(25,303,029)	34,552,265	(18,326,891)	47,976,630	1,644,898

Page 78 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

8. Earnings Per Share

	Year ended	Six months ended	Year ended
US$	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Basic Earnings per Share Attributable to Equity Owners
(Loss)/profit for the period	(23,254,669)	(15,320,128)	1,084,649
Weighted average number of common shares outstanding	378,819,864	379,450,910	377,193,706
Basic (losses)/earnings per Share Attributable to Equity Owners	(0.061)	(0.040)	0.003

Diluted Earnings per Share Attributable to Equity Owners
Net (loss)/profit used to calculate diluted earnings per share	(23,254,669)	(15,320,128)	1,084,649
Weighted average number of common shares outstanding	378,819,864	379,450,910	377,193,706
Dilutive effect of stock options outstanding	90,284	321,519	967,077
Weighted average number of common shares outstanding used to calculate diluted earnings per share	378,910,148	379,772,429	378,160,783
Diluted (loss)/earnings per share	(0.061)	(0.040)	0.003
Basic (loss)/earnings per share is calculated by dividing the net earnings loss for the period attributable to the equity owners of Besra by the weighted average number of common shares outstanding for the period.
Diluted (loss)/earnings per share is based on basic earnings loss per share adjusted for the potential dilution if share options and warrants are exercised and the convertible notes are converted into common shares.

9. Finance Charges

	Year ended	Six months ended	Year ended
US$	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Interest on convertible notes and gold-linked loans	3,952,855	2,158,172	2,348,484
Accretion on convertible notes and gold-linked loans	5,752,733	2,836,517	4,684,451
Interest expense/(income), net	1,105,031	(120,881)	147,089
(Gain)/loss on gold loan principal repayments	2,051,461	1,157,625	(2,305,926)
Derivatives - fair value revaluation	(10,625,497)	(4,619,530)	(16,351,957)
Capital restructure costs	3,435,199	—	—
Foreign exchange gain	(732,674)	(481,799)	(200,603)
Total	4,939,108	930,104	(11,678,462)

Page 79 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

10. Property, Plant and Equipment

US$	Land & buildings	Plant & equipment	Infrastructure	Capital assets in progress	Total
COST OR VALUATION
Balance at January 1, 2012	3,103,216	30,403,504	20,337,058	775,077	54,618,855
Additions	79,464	2,308,784	210,984	512,645	3,111,877
Disposals	—	(222,728)	—	—	(222,728)
Reclassifications	38,782	38,462	377,405	(454,649)	—
Exchange Differences	—	(790)	—	—	(790)
Balance at June 30, 2012	3,221,462	32,527,232	20,925,447	833,073	57,507,214
Balance at July 1, 2012	3,221,462	32,527,232	20,925,447	833,073	57,507,214
Additions	36,643	2,432,794	173,912	1,397,158	4,040,507
Disposals	(13,661)	(373,386)	—	—	(387,047)
Reclassifications	277,561	162,036	336,716	(776,313)	—
Exchange Differences	—	(14,223)	—	—	(14,223)
Balance at June 30, 2013	3,522,005	34,734,453	21,436,075	1,453,918	61,146,451

ACCUMULATED DEPRECIATION
Balance at January 1, 2012	(1,203,238)	(11,339,412)	(5,138,090)	—	(17,680,740)
Additions	(237,377)	(2,620,023)	(1,890,268)	—	(4,747,668)
Disposals	—	216,380	—	—	216,380
Reclassifications	—	—	—	—	—
Exchange Differences	—	(252)	—	—	(252)
Balance at June 30, 2012	(1,440,615)	(13,743,307)	(7,028,358)	—	(22,212,280)
Balance at July 1, 2012	(1,440,615)	(13,743,307)	(7,028,358)	—	(22,212,280)
Depreciation charge for the period	(487,898)	(5,625,902)	(3,936,291)	—	(10,050,091)
Disposals	—	374,030	—	—	374,030
Exchange Differences	—	4,550	—	—	4,550
Balance at June 30, 2013	(1,928,513)	(18,990,629)	(10,964,649)	—	(31,883,791)

IMPAIRMENT PROVISION
Balance at July 1, 2012	—	—	—	—	—
Impairment charge	(88,000)	(1,718,000)	(547,000)	(115,000)	(2,468,000)
Balance at June 30, 2012	(88,000)	(1,718,000)	(547,000)	(115,000)	(2,468,000)
Balance at July 1, 2012	(88,000)	(1,718,000)	(547,000)	(115,000)	(2,468,000)
Impairment charge	(501,065)	(4,951,982)	(3,789,120)	(381,197)	(9,623,364)
Utilization of impairment during the year	—	—	—	59,973	59,973
Balance at June 30, 2013	(589,065)	(6,669,982)	(4,336,120)	(436,224)	(12,031,391)

NET CARRYING AMOUNT
Balance at January 1, 2012	1,899,978	19,064,092	15,198,968	775,077	36,938,115
Balance at June 30, 2012	1,692,847	17,065,925	13,350,089	718,073	32,826,934
Balance at June 30, 2013	1,004,427	9,073,842	6,135,306	1,017,694	17,231,269
Plant and equipment with a carrying value of US$8,820,979 at June 30, 2013 has been pledged as security for a bank loan (Note 18). The value of the assets pledged as security under new loan agreement was US$49,704,363 at June 30, 2013 (Note 18).
An impairment charge in the amount of US$2,468,000 was recognized in fiscal year ended June 30, 2012 on property, plant and equipment associated with the Nui Kem project at Bong Mieu. An impairment charge in the amount of US$9,623,364 was recognized in fiscal year ended June 30, 2013 on property, plant and equipment associated with the Bai Dat and Bai Go projects at Phuoc Son (Note 12).

Page 80 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

11. Deferred Exploration Expenditure

US$	Bong Mieu	Phuoc Son	North Borneo Gold	Binh Dinh NZ Gold	Total
COST OR VALUATION
Balance at January 1, 2012	3,898,206	8,611,587	7,526,402	756,674	20,792,869
Additions	97,049	434,376	3,137,451	39,909	3,708,785
Balance at June 30, 2012	3,995,255	9,045,963	10,663,853	796,583	24,501,654
Balance at July 1, 2012	3,995,255	9,045,963	10,663,853	796,583	24,501,654
Additions	5,031	408,141	3,954,888	—	4,368,060
Translation adjustments	—	—	—	(12,809)	(12,809)
Balance at June 30, 2013	4,000,286	9,454,104	14,618,741	783,774	28,856,905

ACCUMULATED AMORTIZATION
Balance at January 1, 2012	(162,024)	(1,114,290)	—	—	(1,276,314)
Amortization for the period	(64,820)	(454,455)			(519,275)
Balance at June 30, 2012	(226,844)	(1,568,745)	—	—	(1,795,589)
Balance at July 1, 2012	(226,844)	(1,568,745)	—	—	(1,795,589)
Amortization for the year	—	(2,044,549)	—	—	(2,044,549)
Balance at June 30, 2013	(226,844)	(3,613,294)	—	—	(3,840,138)

IMPAIRMENT PROVISION
Balance at January 1, 2012	—	—	—	—	—
Impairment charge	(91,070)	(1,186,433)	—	—	(1,277,503)
Balance at June 30, 2012	(91,070)	(1,186,433)	—	—	(1,277,503)
Balance at July 1, 2012	(91,070)	(1,186,433)	—	—	(1,277,503)
Impairment charge	—	(1,060,421)	—	—	(1,060,421)
Balance at June 30, 2013	(91,070)	(2,246,854)	—	—	(2,337,924)

NET BOOK VALUE
Balance at January 1, 2012	3,736,182	7,497,297	7,526,402	756,674	19,516,555
Balance at June 30, 2012	3,677,341	6,290,785	10,663,853	796,583	21,428,562
Balance at June 30, 2013	3,682,372	3,593,956	14,618,741	783,774	22,678,843
As the Company did not yet have unencumbered access to the Capcapo property at June 30, 2013, exploration costs incurred to date in respect of this property have been expensed.
The impairment charge for Phuoc Son incurred in the period ended June 30, 2012 related to exploration costs incurred within the core area of the Song Thanh Natural Reserve, which the Company no longer intends exploring or ultimately mining in the future due to access issues surrounding reserve areas in Vietnam (see Note 12).
The impairment charge for Phuoc Son incurred in the period ended June 30, 2013 related to exploration costs incurred within the core area of the Phuoc Son exploration area (see Note 12).

Page 81 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

12. Deferred Development Expenditure

US$	Bong Mieu	Phuoc Son	Total
COST
Balance at January 1, 2012	16,402,204	16,797,676	33,199,880
Additions	1,271,572	4,573,680	5,845,252
Balance at June 30, 2012	17,673,776	21,371,356	39,045,132
Balance at July 1, 2012	17,673,776	21,371,356	39,045,132
Additions	1,272,008	4,436,338	5,708,346
Balance at June 30, 2013	18,945,784	25,807,694	44,753,478

ACCUMULATED AMORTIZATION
Balance at January 1, 2012	(3,653,351)	(9,270,039)	(12,923,390)
Amortization for the period	(2,485,766)	(3,932,783)	(6,418,549)
Balance at June 30, 2012	(6,139,117)	(13,202,822)	(19,341,939)
Balance at July 1, 2012	(6,139,117)	(13,202,822)	(19,341,939)
Amortization for the period	(2,173,662)	(5,093,435)	(7,267,097)
Balance at June 30, 2013	(8,312,779)	(18,296,257)	(26,609,036)

IMPAIRMENT PROVISION
Balance at January 1, 2012	—	—	—
Impairment charge	(9,066,659)	—	(9,066,659)
Balance at June 30, 2012	(9,066,659)	—	(9,066,659)
Balance at July 1, 2012	(9,066,659)	—	(9,066,659)
Impairment charge	—	(2,861,734)	(2,861,734)
Balance at June 30, 2013	(9,066,659)	(2,861,734)	(11,928,393)

NET BOOK VALUE
Balance at January 1, 2012	12,748,853	7,527,637	20,276,490
Balance at June 30, 2012	2,468,000	8,168,534	10,636,534
Balance at June 30, 2013	1,566,346	4,649,703	6,216,049

The impairment charge incurred during the period ended June 30, 2012 for Bong Mieu related to the Nui Kem project where, due to higher than expected costs that were now forecast to continue, management assessed indicators of impairment related to the Nui Kem project and its associated assets and used a discounted cash flow model to calculate the recoverable amount. This resulted in an impairment charge of US$11,534,659 to the Nui Kem project and its associated assets, allocated US$2,468,000 to property, plant and equipment, and US$9,066,659 to deferred development expenditure.
The impairment charge incurred during the period ended June 30, 2013 for Phuoc Son related to the Bai Dat and Bai Go projects. Management has assessed indicators of impairment related to the Phuoc Son projects and its associated assets and used a discounted cash flow model to calculate the value in use. This resulted in an impairment charge of US$14,030,768 to the Phuoc Son project and its associated assets, allocated US$9,623,364 to property, plant and equipment, US$2,861,734 to deferred development expenditure, US$1,060,421 to deferred exploration expenditure, and US$485,248 to mine properties.

Page 82 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

13. Mine Properties

US$	Bong Mieu	Phuoc Son	North Borneo Gold	Binh Dinh NZ Gold Co	GR Enmore	Total
Cost as at January 1, 2012, June 30, 2012 and June 30, 2013	3,220,670	4,995,064	31,276,437	1,333,333	550,000	41,375,504

Accumulated amortization as at January 1, 2012	(1,288,921)	(2,190,018)	—	—	—	(3,478,939)
Amortization for the period	(212,554)	(518,697)	—	—	—	(731,251)
Accumulated amortization as at June 30, 2012	(1,501,475)	(2,708,715)	—	—	—	(4,210,190)
Accumulated amortization as at July 1, 2012	(1,501,475)	(2,708,715)	—	—	—	(4,210,190)
Amortization for the period	(402,149)	(1,012,675)	—	—	—	(1,414,824)
Accumulated amortization as at June 30, 2013	(1,903,624)	(3,721,390)	—	—	—	(5,625,014)

Balance at January 1 and June 30, 2012	—	—	—	—	—	—
Impairment charge	—	(485,248)	—	—	—	(485,248)
Balance at June 30, 2013	—	(485,248)	—	—	—	(485,248)

Net book value as at January 1, 2012	1,931,749	2,805,046	31,276,437	1,333,333	550,000	37,896,565
Net book value as at June 30, 2012	1,719,195	2,286,349	31,276,437	1,333,333	550,000	37,165,314
Net book value as at June 30, 2013	1,317,046	788,426	31,276,437	1,333,333	550,000	35,265,242
The Company’s exploration and mining licenses related to the above mine properties are of a fixed term. Prior to the expiry of any of its exploration or mining licenses, the Company files applications in the ordinary course to renew those licenses that it deems necessary or advisable for the continued operation of its business.
Bong Mieu Gold Property
The Bong Mieu gold property consists of the Ho Gan open-pit and underground deposits, the Nui Kem underground mine and the Ho Ray -Thac Trang deposit. The Ho Gan open-pit mine was mined out with operations ceasing in April 2012 and the Ho Gan underground operation was closed in August 2012 due to low grade. Nui Kem has been in commercial production since 2009. The property contains multiple gold mineralization zones that are being explored for additional resources.
Phuoc Son Gold Property
The Phuoc Son Gold Project hosts the Dak Sa Shear Zone containing the underground mines, Bai Dat and Bai Go which have been in commercial production since 2009 and 2011, respectively. The process plant, also within the Dak Sa Shear Zone, was brought into commercial production in July 2011. The property contains multiple gold mineralization zones that are being explored for additional resources. The impairment charge of US$485,248 in the period ended June 30, 2013 was incurred for the Phuoc Son mine properties (see Note 12).
Bau Gold Project
The Bau property is a brown-field project, spread over a large geographic area in which the Company is in consortium with a Malaysian company with material Bumiputra interests that owns rights to consolidated mining tenements covering much of the historic Bau Goldfield in Sarawak, East Malaysia. The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 1,340km2 of the most highly prospective ground within the historic Bau Gold Project. The Company is nearing completion of a feasibility study and expects to release the results in October 2013. Besra has agreed to acquire a further 7.94% of North Borneo Gold over the next three years from the Malaysian joint venture partner, bringing the total effective holding to 93.55%.
Capcapo Gold Property
The Capcapo Gold Property is located in Abra Province approximately 80km north of the prolific Baguio-Mankayan Gold District in the Northern Philippines. Besra, in consortium with a Philippine company controlled by Philippines nationals, has an option to acquire up to a 60% interest in the Capcapo Gold Project. Capcapo is a large relatively unexplored project analogous to productive deposits within the nearby Baguio mining district. Ore grade Au-Cu mineralization outcrops at surface and drilling indicates grade increases at depth.
Tien Thuan Gold Property
The Tien Thuan Gold Project lies approximately 50km west of the port city of Quy Nhon in Binh Dinh Province in Southern Vietnam. The project area broadly encompasses about 100km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominately felsic composition.
Enmore Gold Property
The GR Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. Besra holds a 100% interest in one exploration license covering 158.76km2 and is earning an 80% interest in two exploration licenses covering 35.28km2.

Page 83 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

14. Tax and Other Receivables

US$ As at	Jun 30, 2013	Jun 30, 2012
Taxes receivable	1,241,484	854,784
Deposits	708,459	657,956
Other receivables	26,012	101,375
Total	1,975,955	1,614,115

15. Inventories

US$ As at	Jun 30, 2013	Jun 30, 2012
Doré bars and gold bullion	5,596,937	4,991,918
Gold in circuit	1,764,700	1,064,236
Ore in stockpiles	515,066	474,492
Mine operating supplies & spares	4,348,149	4,764,765
Total	12,224,852	11,295,411

16. Provisions

US$	Asset retirement obligations	Employee entitlements	Other	Total
Balance at January 1, 2012	1,715,959	148,467	450,584	2,315,010
Arising during the six months	48,265	223,013	457,325	728,603
Write back of unused provisions	—	—	(2,675)	(2,675)
Accretion	77,757	—	—	77,757
Utilization	(90,010)	(171,611)	(486,064)	(747,685)
Balance at June 30, 2012	1,751,971	199,869	419,170	2,371,010
Balance at July 1, 2012	1,751,971	199,869	419,170	2,371,010
Arising during the year	39,439	416,886	373,704	830,029
Write back of unused provisions	—	(23,138)	(18,043)	(41,181)
Accrued termination fees	—	559,609	—	559,609
Accretion	101,894	—	—	101,894
Utilization	(27,838)	(474,854)	(463,752)	(966,444)
Balance at June 30, 2013	1,865,466	678,372	311,079	2,854,917

Current	460,620	678,372	311,079	1,450,071
Non-current	1,404,846	—	—	1,404,846
Total	1,865,466	678,372	311,079	2,854,917
Asset Retirement Obligations
In accordance with Vietnamese and Malaysian law, land must be restored to its original condition. The Group recognized US$2,210,825 in provisions before discount for this purpose in relation to its operations in Vietnam. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision relates to the costs that will be incurred. The provisions for asset retirement obligations are based on estimated future costs using information available at balance date. The provision has been calculated using a discount rate of 8%. The majority of rehabilitation is expected to occur progressively over the next 5 years. To the extent the actual costs differ from these estimates, adjustments will be recorded and the consolidated statement of comprehensive income may be impacted.
Employee Entitlements
Employee entitlements includes the value of excess leave entitlements allocated over the leave taken by the employees of the Group. These amounts are expected to be utilized as the employees either take their accrued leave or receive equivalent benefits upon ceasing employment. Employee entitlements also include provisions for termination benefits incurred as a result of restructure of company's operations.
Other
Other provisions mainly represent a provision for audit fees that relate to the period but for which the services are generally performed in a future period.

Page 84 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

17. Trade and Other Payables

US$ As at	Jun 30, 2013	Jun 30, 2012
Trade payables	10,832,636	5,944,394
Taxes and government fees payable	12,685,228	3,549,771
Accruals and other payables	3,911,426	5,702,078
Total	27,429,290	15,196,243

18. Interest-Bearing Loans and Borrowings
This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group's exposure to interest rate, foreign currency and liquidity risk arising from these loans and borrowings, see Note 24.

US$ As at	Jun 30, 2013	Jun 30, 2012
NON-CURRENT LIABILITIES
Convertible notes	9,803,088	24,320,588
Gold-linked notes	16,645,179	—
Total non-current	26,448,267	24,320,588

CURRENT LIABILITIES
Current portion of convertible notes	5,353,217	621,092

Current portion of gold-linked notes	206,914	—
Gold loan	—	8,445,728
Secured bank loan	6,775,051	3,028,593
Total current interest bearing loans and borrowings	6,981,965	11,474,321
Total current	12,335,182	12,095,413

				Underlying Face Value
	Currency	Maturity	Interest Rate (%)	Jun 30, 2013	Jun 30, 2012
Gold-linked notes (USD)	USD	May-15	8	16,729,967	—
Gold-linked notes (CAD)	CAD	May-15	8	4,319,856	—
9% CAD Convertible notes	CAD	Mar-14	9	6,356,499	10,676,355
8% CAD Convertible notes	CAD	Apr-15	8	15,000,000	15,000,000
8% USD Convertible notes	USD	May-15	8	1,469,000	14,600,000
Gold Loan	USD	May-13	8	—	9,360,000
Secured bank loans	USD	Jul-13 to Feb-14	8	6,775,051	3,028,593
Gold-Linked Notes
In November 2012, 41%, 40% and 90%, respectively, of the outstanding principal amounts of the 8% senior secured redeemable gold delivery promissory notes due May 31, 2013 (the “Gold Loan” notes), 9% CAD subordinated unsecured convertible redeemable promissory notes due March 26, 2014 and 8% USD unsecured convertible redeemable notes due May 6, 2015 were amended into 8% unsecured Gold-Linked notes due May 6, 2015.
Capital restructure expenses amounted to US$4,051,065 and consisted of US$1,754,290 of the increase in face value of the amended gold loan from US$3,827,541 to US$5,581,831, US$2,095,100 of the deferred fees on old debt were expensed upon adoption of extinguishment accounting and US$201,678 of consultant fees.
Gold-Linked Notes - Amended Gold Loans
Under the amended Gold-Linked notes, the original Gold Loan was increased by US$1,754,290 to reflect the value accrued under the Gold Loan at the rate of US$1,750 per ounce of gold to be delivered up to maturity. Also removed was the obligation of the Company to make any gold deposits. The maturity date was amended to May 6, 2015. The Gold Price Participation option (“2012 GPPA”) entitles the note holders to share in 70% of the increase in the gold price beyond US$1,750 per ounce from the effective date of the amendments to the maturity date, via an increase in the redemption price paid on the maturity date of the notes based on the prevailing gold price at the maturity date (gold price to be calculated on 20 day average price May 6, 2015). Maturity Gold Price under the amended terms is the average of the gold price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding May 1, 2015 subject to a minimum price of US$1,850.

Page 85 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

The amendment of terms created a debt extinguishment for accounting purposes. Consequently, a portion of the loan was derecognized and a new loan recognized at fair value, creating a loss on extinguishment of debt in the amount of US$83,547. The fair value of US$4,595,822 was estimated using discounted future cash flows and the residual was allocated to the derivative value of the gold price participation and put options in the amount of US$986,000.
The amended gold linked note provided note holders that had previously held Gold Loan Notes with a right to redeem their notes on May 31, 2013, in accordance with the terms of the Original Gold Loan Note. In May 2013 holders of 38% of the principal amount of the Gold Loan notes that were amended into Gold-Linked Notes in November 2012 chose to exercise their option. Together with Gold Loan note holders who did not amend their notes, this resulted in the Company delivering 1,133 ounces of gold in satisfaction of the remaining principal due under the Gold Loan. The original Gold Loan was fully settled in May 2013. The carrying value of the loan at June 30, 2013 was US$3,261,757.
Gold-Linked Notes - Amended 9% CAD Convertible Notes
The amended notes are not convertible into or exchangeable for any other securities of the Company, pay interest at the rate of 8% per annum, mature on May 6, 2015, and entitle the holders to share in 70% of the increase in the gold price beyond US$1,750 per ounce from the effective date of the amendments to the maturity date via an increase in the redemption price paid on the maturity date of the notes based on the prevailing gold price at the maturity date (gold price to be calculated on 20 day average price May 6, 2015).
The amendment of terms created a debt extinguishment for accounting purposes. Consequently, the portion of the loan was derecognized and a new loan recognized at fair value, creating a loss on extinguishment of debt in the amount of US$867,735. The fair value of CAD$3,832,436 was estimated using discounted future cash flows and the residual was allocated to the derivative value of the gold price participation and put options in the amount of CAD$379,000 and to the vesting & vested warrants in the amount of CAD$108,420. The carrying value of the loan at June 30, 2013 was US$3,876,096.
Gold-linked Notes - Amended 8% USD Convertible Notes
The amended notes are not convertible into or exchangeable for any other securities of the Company, pay interest at the rate of 8% per annum, mature on May 6, 2015, and entitle the holders to share in 70% of the increase in the gold price beyond US$1,750 per ounce from the effective date of the amendments to the maturity date via an increase in the redemption price paid on the maturity date of the notes based on the prevailing gold price at the maturity date (gold price to be calculated on 20 day average price May 6, 2015).
The amendment was not considered to be a substantial modification of the terms of an amended portion of 8% USD convertible note liability because the amended loan was not substantially different from the terms of the original loan. The modification was not accounted for as an extinguishment therefore. Costs or fees related to the original notes adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability. The fair value of US$8,796,290 was estimated using discounted future cash flows and the residual was allocated to the original and new issue costs, original warrants and derivative value of gold price participation and put options in the amounts of US$1,346,720, US$1,837,989 and US$1,150,000, respectively. The carrying value of the loan at June 30, 2013 was US$9,714,240.
Gold Loan Notes
On June 21, 2010 the Company announced that it had consummated a private placement consisting of (i) a senior secured redeemable gold delivery promissory note (“Gold Loan”) and (ii) common stock purchase warrants. The Gold Loan has an original face value of US$21,960,000, the difference to the original face value being payments of principal of US$12,600,000. It was issued in US$10,000 units, bears interest at 8 percent per annum and is payable semi-annually in arrears, maturing May 31, 2013.
The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20 percent of the stated or deemed principal amount of the issued notes divided by CAD $0.60. Each warrant entitles the holder to purchase 3,470 shares of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as derivative liabilities. As part of this offering, the Company issued broker warrants which were valued at US$252,000 and have been recorded as part of the transaction cost. These warrants expired unexercised in May 2013.
Gold delivered as repayment of the loan is accounted for as a disposal of a current asset, for which a gain or loss is recorded as (loss) gain on gold loan principal repayment in the consolidated statement of income (loss) and comprehensive income (loss). The gain or loss represents the difference between the value of the gold loan notes settled by way of gold and the cost of production of inventory used to settle that portion of the loan.
In May 2013 the Company delivered in total 3,438 ounces of gold to redeem fully its outstanding Gold Loan notes under its Gold Loan notes settling a face value of US$4,125,900.

Page 86 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Convertible Notes
At June 30, 2013

Convertible Notes	Conversion Rate per Unit	Total Shares on Conversion
9% CAD Notes	0.42	15,134,521
8% CAD Notes	0.50	30,000,000
8% USD Notes	0.51	2,880,392
The Convertible Note agreements require the Company to meet certain covenants, all of which had been met as at June 30, 2013, including the affirmative and negative covenants, anti-dilution provision and other provisions that are customary for transactions of this nature.
9% CAD Notes
The 9% CAD notes have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50, each and a vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.
8% CAD Notes
The notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55, each and a vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share. None of the 8% CAD Notes were restructured on November 21, 2012.
8% USD Notes
The notes also have two separate common stock warrants. A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55, each and a vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.
Secured Bank Loans
In December 2012, Phuoc Son Gold Company Limited entered into a new loan agreement with a Vietnamese bank. The loan term is twelve months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate for drawdowns to June 30, 2013 is 8% per annum. The bank loan is secured over all assets of the borrower (Phuoc Son Gold Company Ltd) which was US$49,704,363 as at June 30, 2013. The loan was fully drawn down and the carrying amount of the loan was $5,000,000 as at June 30, 2013.
In May 2012, Phuoc Son Gold Company Limited entered into a loan agreement with another Vietnamese bank for a maximum borrowing of US$5,000,000, to be drawn down as required. The loan term was six months from the date of principal drawdown to the date of repayment for each drawdown. The interest rate was specified at the time of drawdown. The interest rate for drawdowns to June 30, 2012 was 5.5% originally and reduced to 4.5% per annum from June 26, 2012. This loan has been fully repaid on June 20, 2013.
On June 21, 2013, Phuoc Son Gold Company Limited entered into a new loan agreement with that Vietnamese bank for a maximum borrowing of US$2,000,000. The new loan term is six months from the date of principal drawdown to the date of repayment for each drawdown. The drawdown could be exercised as required until June 30, 2014. The interest rate currently is 4.5% per annum and may be adjusted upon the notification of the bank. The carrying amount of the loan was US$1,775,052 as at June 30, 2013. The bank loan is secured over plant and equipment with a net carrying value of US$8,820,979 (Note 10).

19. Derivative Financial Liabilities

US$ As at	Jun 30, 2013	Jun 30, 2012
Gold loan - gold price movement derivative	—	3,280,000
Gold loan vested broker warrants - conversion option	—	52,034
Convertible notes - conversion option	154,850	3,322,698
Convertible notes vested warrants - conversion option	57,000	2,688,875
Gold-linked notes - gold price participation option	671,000	—
Total	882,850	9,343,607

Current portion	—	3,280,000
Non-current portion	882,850	6,063,607
Total	882,850	9,343,607

Page 87 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Gold Loan - Gold Price Movement Derivative
The Gold Loan was issued in US$10,000 units, bears interest at 8% per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US$900 per ounce). The Gold Loan was fully settled on May 31, 2013.
Gold-Linked Notes (Amended Gold Loan)
The Amended Gold Loan was issued in 898 units, bears interest at 8% per annum and is payable semi-annually in arrears. The Amended Gold Loan matures on May 6, 2015. Holders of the Amended Gold Loan are entitled to participate in any increase in the gold price via an increase in the redemption price paid on the maturity date based on the prevailing gold price at the maturity date (Gold Price Participation Agreement related to amended notes or “2012 GPPA”).
The 2012 GPPA and put option features of the Amended Gold Loan are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and put option components of the Amended Gold Loan, a derivative liability of the Company, has a value of US$116,000 and US$0 at June 30, 2013 (both US$0 as at June 30, 2012). The call option component of the Amended Gold Loan, a derivative asset of the Company, has a value of US$0 at June 30, 2013 (both US$0 as at June 30, 2012).
Inputs used when valuing the 2012 GPPA, put and call option components of the Amended Gold Loan are:

Jun 30, 2013
Gold price per ounce (US$)	1,204
Exercise price (put options) per ounce (US$)	1,750
Term to maturity (years)	1.85
Expected gold volatility (%)	20
Annual risky rate (%)	23
Risk free rate (gold rate) (%)	1.7

Gold-Linked Notes (Amended Convertible Notes)
Holders of the Amended Convertible Notes are entitled to participate in any increase in the gold price via an increase in the redemption price paid on the maturity date based on the prevailing gold price at the maturity date, May 6, 2015.
The 2012 GPPA option features of the amended convertible USD notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and call option components of the amended convertible notes, a derivative liability of the Company, has a value of US$423,000 and US$0, respectively, at June 30, 2013 (both US$0 as at June 30, 2012).
The 2012 GPPA option features of the amended convertible CAD notes are re-valued at each reporting date using the Binominal Lattice option pricing model. The 2012 GPPA and call option components of the amended convertible notes, a derivative liability of the Company, has a value of US$132,000 and US$0, respectively, at June 30, 2013 (both US$0 as at June 30, 2012).
Inputs used when valuing the 2012 GPPA and call option components of the Amended Convertible Notes are:

Jun 30, 2013
Gold price per ounce (US$)	1,204
Exercise price (put options) per ounce (US$)	1,750
Term to maturity (years)	1.85
Expected gold volatility (%)	20
Annual risky rate (%)	23
Risk free rate (gold rate) (%)	1.7
Convertible Notes
Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars. The functional reporting currency of the Company is US dollars. As the exercise price of the stock underlying the warrants and conversion feature of the convertible notes denominated in Canadian dollars is not denominated in the Company's functional currency, the contractual obligations arising from the warrants and conversion feature meet the definition of derivatives under IFRS. They are re-valued at each reporting date using the Black-Scholes model for the warrants and a binomial option pricing model for the conversion option, with any change in valuation being recognized in the consolidated statement of comprehensive income.

Page 88 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

20. Issued Capital and Reserves
Common Shares
The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share.
The movement in the capital stock of the Company for the year ended June 30, 2013 and the six months ended June 30, 2012 were as follows:

Common Shares	Number of Shares	Amount (US$)
Balance at December 31, 2011	380,593,907	135,846,955
Exercise of options	817,458	197,856
Common shares bought back or cancelled(1)	(2,630,179)	(910,114)
Balance at June 30, 2012	378,781,186	135,134,697
Exercise of options	170,088	47,595
Balance at June 30, 2013	378,951,274	135,182,292
(1) In 2012 the Company bought back 2,630,179 shares on market at an average price of US$0.35 per share and cancelled them.
Stock Options
Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the new plan is 12% (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.
The following table provides a summary of the stock option activity for the year ended June 30, 2013 and the six months ended June 30, 2012.

	2013		2012
	Number of Options	Weighted Average Exercise Price CAD	Number of Options	Weighted Average Exercise Price CAD
Outstanding, beginning of the period	37,882,756	0.47	35,278,977	0.54
Granted	12,442,500	0.24	14,737,960	0.42
Exercised	(170,088)	0.12	(1,092,960)	0.12
cancelled/expired	(5,727,671)	0.52	(11,041,221)	0.66
Outstanding, end of the period	44,427,497	0.40	37,882,756	0.47

Options exercisable at the end of the period	31,891,664	0.47	24,433,130	0.50

The following table summarizes information about the stock options outstanding as at June 30, 2013.

	Options Outstanding			Options Exercisable
Range of exercise price CAD	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price CAD	Number exercisable	Weighted average exercise price CAD
0.12	127,566	0.51	0.12	127,566	0.12
0.20 - 0.29	14,297,500	4.24	0.24	1,875,000	0.26
0.30 - 0.39	4,470,000	3.76	0.33	4,470,000	0.33
0.40 - 0.49	10,717,184	2.13	0.41	10,697,184	0.41
0.50 - 0.59	9,285,558	3.38	0.52	9,275,558	0.52
0.60 - 0.69	2,350,000	2.22	0.60	2,350,000	0.60
0.70 - 0.79	2,763,022	2.63	0.72	2,763,022	0.72
0.80 - 0.89	416,667	0.25	0.80	416,667	0.80
	44,427,497		0.40	31,974,997	0.47
During the year ended June 30, 2013, 12,442,500 options were issued to directors, officers, employees and consultants of the Company (six months ended June 30, 2012 - 14,737,960 options). Options granted during the above periods have various exercise prices of between CAD$0.24 and CAD$0.40. The exercise price of these and most of the other outstanding options was determined based on the volume weighted average price, being the listing of the stock activities for five business days from the grant date. All of the options issued during the year ended June 30, 2013 vest twelve months after the grant date.

Page 89 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Warrants
The movement in the number of warrants of the Company during the year ended June 30, 2013 and the six months ended June 30, 2012 was as follows:

	2013		2012
	Number of Warrants	Weighted Average Exercise Price CAD	Number of Warrants	Weighted Average Exercise Price CAD
Outstanding, beginning of the period	39,508,908	0.86	39,508,908	0.86
Expired - Gold loan warrants	(2,196)	2,082	—	—
Expired - Agents warrants	(2,668,750)	0.60	—	—
Outstanding, end of the period	36,837,962	0.75	39,508,908	0.86
Reserves
The changes in reserves for the year ended June 30, 2013 and the six months ended June 30, 2012 were as follows:

US$	Broker warrants	Foreign currency	Equity based compensation reserve	Investment premium reserve	Other reserves	Total
Balance at December 31, 2011	1,418,045	(2,513,078)	11,763,211	(15,034,091)	(93,627)	(4,459,540)
Options granted and vested	—	—	1,462,067	—	—	1,462,067
Options exercised	—	—	(173,808)	—	—	(173,808)
Investment in subsidiary	—	—	—	(2,467,609)	—	(2,467,609)
Balance at June 30, 2012	1,418,045	(2,513,078)	13,051,470	(17,501,700)	(93,627)	(5,638,890)
Options granted and vested	—	—	2,012,549	—	—	2,012,549
Options exercised	—	—	(27,670)	—	—	(27,670)
Investment in subsidiary	—	—	—	(2,138,073)	—	(2,138,073)
Balance at June 30, 2013	1,418,045	(2,513,078)	15,036,349	(19,639,773)	(93,627)	(5,792,084)
Broker Warrants
This reserve represents broker warrants associated with the 9% CAD Convertible Note that was issued in March 2010, the 8% CAD Convertible Note that was issued in April 2011 and the 8% USD Convertible Note that was issued in May 2011.
Foreign Currency Translation
This reserve originated on January 1, 2009 when the Company changed from reporting in CAD to USD and represents accumulated translation differences on the consolidated statement of financial position translation.
Equity Based Compensation Reserve
This reserve records the movements in equity based compensation.
Investment Premium Reserve
This reserve represents the premium paid on acquisition of a greater equity interest in North Borneo Gold Sdn Bhd.
Other Reserves
This reserve originated in 2009 and represents the tax recovery on expiry of warrants.

21. Employee Entitlements
Share-Based Compensation
Equity settled share-based payments are valued at grant date using a Black Scholes model.
Under the Company's stock option plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 12% (on a non-diluted basis) of the Company's issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.
The total share-based compensation expense recognized for stock options during the year ended June 30, 2013 is US$2,012,549 (six months ended June 30, 2012 - US$1,462,071, and year ended December 31, 2011 US$1,277,892), of which 4,562,500 options were issued as an inducement to the new key management hired at the beginning of the financial year.

Page 90 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

During the year ended June 30, 2013 12,442,500 options (six months ended June 30, 2012 - 14,737,960 options) were issued to directors, officers, employees and consultants of the Company and were valued for accounting purposes at US$995,454 (six months ended June 30, 2012 - $2,465,107). Options granted during the above periods have various exercise prices of between CAD$0.24 and CAD$0.40. The exercise price of these and most of the other outstanding options was determined based on the volume weighted average price, being the listing of the stock activities for five business days from the grant date. All of the options issued since the beginning of the financial year vest twelve months after the grant date.

22. Related Party Disclosure
The consolidated financial statements include the financial statements of Besra Gold Inc. and the subsidiaries listed in the following table:

		% equity held as at
Name	Country of Incorporation	Jun 30, 2013	Jun 30, 2012
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Kadabra Mining Corp.	Philippines	100	100
Besra Vietnam Ltd (formerly Olympus Pacific Minerals Vietnam Ltd)	Vietnam	100	100
Besra NZ Limited (formerly OYMNZ Ltd)	New Zealand	100	100
Besra Labuan Ltd (formerly Olympus Pacific Minerals Labuan Ltd)	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	85.61	83.25
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100
Compensation of the key management of the Group was as follows:

	Year ended	Six months ended	Year ended
(US$)	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Management fees and salary	2,870,248	715,046	3,023,077
Termination benefits	559,609	—	—
Share based compensation	1,466,013	957,243	924,409
Total compensation of key management	4,895,870	1,672,289	3,947,486
The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to the key management personnel.
Directors' Interest in the Stock Option Plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

			Number of Options Outstanding
Issue Date	Expiry Date	Exercise Price CAD$	Jun 30, 2013	Jun 30, 2012
Jun-08	Jan-13	0.40	—	1,809,000
Jan-10	Dec-14	0.40	2,073,618	2,073,618
Jun-10	Apr-15	0.42	1,500,000	2,250,000
Jun-10	Apr-15	0.60	1,500,000	2,250,000
Jan-11	Dec-15	0.72	1,068,378	1,068,378
Sept-11	Sept-16	0.53	751,599	751,599
Jan-12	Jan-17	0.42	1,250,000	1,250,000
Feb-12	Feb-17	0.52	3,472,872	3,472,872
Mar-12	Mar-17	0.33	3,015,000	3,015,000
May-12	May-17	0.32	150,000	150,000
Mar-13	Mar-18	0.24	2,425,000	—
Total			17,206,467	18,090,467

Page 91 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Directors' Interest in the Deferred Share Units Plan
Deferred share units are held by non-executive members of the Board of Directors. Under this plan, fees are paid as deferred share units (“DSUs”) whose value is based on the market value of the common shares.

		Value of Units Outstanding (US$)
Award year	Units	Jun 30, 2013	Jun 30, 2012
2008	116,667	5,542	28,452
2009	120,690	5,733	29,433
Total of deferred share units outstanding	237,357	11,275	57,885
In second quarter 2008, the Company set up a deferred share unit plan for the non-executive members of the Board. Under this plan, fees are paid as DSUs whose value is based on the market value of the common shares. Under the terms of the plan, the DSU plan will be an unfunded and unsecured plan. The deferred share units are paid out in cash upon retirement/resignation. Compensation expense for this plan is recorded in the year the payment is earned and changes in the amount of the deferred share unit payments as a result of share price movements are recorded in directors fees in the period of the change. Total DSUs outstanding as at June 30, 2013 were 237,357 units. No DSUs were granted during the year ended June 30, 2013. Liabilities related to this plan are recorded in accrued liabilities and totaled US$11,275 as at June 30, 2013 (as at June 30, 2012 - US$57,885).
Companies Controlled by Management
Management compensation incurred on behalf of the Company were paid to companies controlled by officers of the Company. The companies that were paid for management compensation include the following:

Company name	Name	Position
Orangue Holdings Limited	David Seton	Executive Chairman
Dason Investments Limited	David Seton	Executive Chairman
Bolt Solutions Corporation	Darin Lee	Chief Operating Officer
The Jura Trust Limited	John Seton	Chief Executive Officer
Abergeldie Trust	John Seton	Chief Executive Officer
Whakapai Consulting Ltd	Jane Bell	Chief Financial Officer
Starsail Capital Limited	Charles Barclay	Chief Technical Officer (formerly)
Lloyd Beaumont No. 2 Trust	Paul Seton	Chief Commercial Officer

23. Commitments, Contingencies and Contractual Obligations
Contractual Commitments
Balance at June 30, 2013

Payment Due (US$)	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Operating leases	424,713	247,173	135,471	42,069	—	—
Purchase obligations - supplies & services	7,223,488	7,223,488	—	—	—	—
Purchase obligations - capital	1,961,181	1,961,181	—	—	—	—
Acquisition of interest in North Borneo Gold Sdn Bhd	8,400,000	3,400,000	4,000,000	1,000,000	—	—
Asset retirement obligations	1,865,691	460,845	769,174	114,249	391,878	129,545
Total	19,875,073	13,292,687	4,904,645	1,156,318	391,878	129,545
In 2010 the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012 and amended and restated on May 12, 2013, to acquire up to a 93.55% interest in North Borneo Gold Sdn Bhd (NBG) by September 2015, subject to payments to be made in several tranches:

Amount (US$)	Purchase Date	Total per Year (US$)	Effective Holdings (%)
600,000	June 14, 2013		85.61
800,000	September 2, 2013		86.36
800,000	December 2, 2013	2,200,000	87.10

900,000	March 3, 2014		87.95
900,000	June 2, 2014		88.80
1,000,000	September 1, 2014		89.75
1,000,000	December 1, 2014	3,800,000	90.70

1,000,000	March 2, 2015		91.65
1,000,000	June 1, 2015		92.60
1,000,000	September 1, 2015	3,000,000	93.55

Page 92 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

In the normal course of business, the Group is subject to various legal claims. Provisions are recorded where claims are likely and estimable.
Contingencies
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
Pursuant to the terms of the joint venture agreement, the Company, in consortium with PhilEarth, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. The Company paid to AMIC US$300,000 upon the signing of the joint venture agreement, is required to pay a further US$400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of The Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a
In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Project or 6% of the annual profit of the joint venture corporation.
Finally, the Company is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a US$2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of US$5,000,000, whichever is of lesser value.
Tax Disputes
The Company is currently disputing tax claims by the Vietnam General Department of Customs ("GDC") against Phuoc Son Gold Company ("PSGC") and Bong Mieu Gold Mining Company ("BMGMC"), Besra’s two operating gold companies in Vietnam. The GDC has made an assessment that PSGC and BMGMC should pay a total of approximately 250 billion Vietnamese dong (approximately US$12,000,000) in export duties.
In Vietnam, gold exported at 99.99% purity standard does not attract any export duty. GDC is claiming that during 2011 and 2012, several shipments did not meet 99.99% and therefore subject to a 10% tax. Besra strongly disputes this assessment as every shipment in question was refined in Vietnam to 99.99% by ACB Gold Center and subsequently certified 99.99% by Quality Assurance and Testing Center 3 (QuaTest3), the official government-testing center.
PSGC and BMGMC each filed official complaints under the Vietnamese Law on Complaints on May 16, 2013. These complaints were dismissed by GDC. On August 13, 2013, PSGC and BMGMC filed further complaints with the Ministry of Finance. The law provides for companies to dispute assessments made by government bodies in Vietnam in the first instance in an appeal heard by GDC, followed by an appeal to the Ministry of Finance. If unsuccessful in their complaints to the Ministry of Finance, PSGC and BMGMC intend to bring a petition before an administrative court of law to have the tax assessments overturned. The Company intends on exhausting all rights of appeal and is of the view that the claims brought by the GDC are without merit. No provision has been recognized in the consolidated financial statements as at June 30, 2013 with this regard. There can be no assurance that the Company will be able to successfully resolve the matter discussed above. The inability to successfully resolve the matter could have a material adverse impact on the Company's future cash flows, earnings, results of financial performance and financial conditions.

Page 93 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

24. Financial Instruments and Risk Management
Financial Assets and Liabilities
The Company's financial instruments by category as at June 30, 2013 and as at June 30, 2012 were as follows:

US$ As at	Jun 30, 2013	Jun 30, 2012
Derivative instruments designated as fair value through profit or loss ("FVTPL") (1)	882,850	9,343,607
Loans and receivable at amortized cost (2)	6,038,000	5,011,843
Other financial liabilities at amortized cost (3)	(66,212,739)	(51,612,244)
Total	(59,291,889)	(37,256,794)

(1)
Includes the Company's fair value of conversion option, gold price participation option and gold price movement derivative related to its convertible notes, gold-linked notes and gold loan (see Note 19).

(2)	Loans and receivables at amortized cost includes cash and cash equivalents and receivables.

(3)	Other financial liabilities at amortized cost includes accounts payable, accrued liabilities, convertible debt and loans and borrowings.
At June 30, 2013 and June 30, 2012, the carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.
Risk Management
The Company’s activities expose it to a variety of financial risks:

•	liquidity risk;

•	commodity price risk;

•	foreign exchange risk;

•	credit risk; and

•	interest rate risk.
These risks arise from exposures that occur in the normal course of business and are managed by the Officers of the Company. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.
Liquidity Risk
Liquidity risk arises through excess financial obligations over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves in order to meet its liquidity requirements at any point in time.
The Company seeks to achieve this by maintaining sufficient cash and cash equivalents. As at June 30, 2013, the Company was holding cash and cash equivalents of US$4,062,045 (June 30, 2012 - US$3,397,728).
The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments and including estimated interest:
As at June 30, 2013

		Contractual cash flows
US$	Carrying amount	Total	Less than 1 year	1-2 years
Convertible notes	15,156,305	24,616,111	7,747,585	16,868,526
Gold-linked notes	16,852,093	24,424,826	1,886,437	22,538,389
Secured bank loans	6,775,051	7,014,990	7,014,990	—
Trade and other payables	27,429,290	27,429,290	27,429,290	—
Financial derivatives	882,850	882,850	—	882,850
Total	67,095,589	84,368,067	44,078,302	40,289,765
As at June 30, 2012

		Contractual cash flows
US$	Carrying amount	Total	Less than 1 year	1-2 years	2-3 years
Convertible notes	24,941,680	48,566,017	3,291,552	13,885,992	31,388,473
Gold loan notes	8,445,728	9,926,800	9,926,800	—	—
Secured bank loans	3,028,593	3,096,736	3,096,736	—	—
Trade and other payables	15,196,243	15,196,243	15,196,243	—	—
Financial derivatives	9,343,607	9,343,607	3,280,000	1,576,538	4,487,069
Total	60,955,851	86,129,403	34,791,331	15,462,530	35,875,542
A table of commitments and contractual obligations of the Group is presented in Note 23.

Page 94 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Commodity Price Risk
The profitability of the operating subsidiaries of the Company is related to the market price of gold and silver. The Company’s market risk exposure, for metal prices and exchange rates, with respect to its accounts receivable is minimal as payment is typically received within two weeks of shipment.
During year ended June 30, 2013 the Company sold gold at the weighted average price of US$1,586 (the six months ended June 30, 2012 - US$1,668 per ounce and the year ended December 31, 2011 - US$1,640). A change of US$100 in the gold price per ounce would have changed the Group’s net income by approximately US$5,219,500 in the year ended June 30, 2013 (six months ended June 30, 2012 - US$2,071,100, the year ended December 31, 2011 - US$2,924,900).
Foreign Exchange Risk
The Group operates in Canada, Vietnam, Malaysia, Australia, New Zealand and the Philippines. The functional and reporting currency of the parent company is the US dollar. The functional currency of significant subsidiaries is also US dollars. The subsidiaries transact in a variety of currencies but primarily in the US dollar, Canadian dollar, Vietnamese dong and Malaysian ringgit.
The most significant transaction exposure arises in the parent Company in Canada. The statement of financial position of the parent Company includes US and Canadian dollar cash and cash equivalents, gold-linked notes and convertible notes in Canadian dollars. The parent Company is required to revalue the US dollar equivalent of the Canadian dollar cash and cash equivalents and liability at each period end. Foreign exchange gains and losses from these revaluations are recorded in the consolidated statement of comprehensive income.
At present, the Company does not hedge foreign currency transaction or translation exposures.
The currency sensitivity analysis is based on the following assumptions:

•	differences resulting from the translation of financial statements of subsidiaries or joint ventures into the Group’s presentation currency, US$, are not taken into consideration; and

•
the major currency exposures for the Group relate to the US$ and local currencies of subsidiaries and joint ventures. Foreign currency exposures between two currencies where one is not the US$ are deemed insignificant to the Group and have therefore been excluded from the sensitivity analysis.

In accordance with IFRS 7, the impact of foreign currencies has been determined based on the balances of financial assets and liabilities at June 30, 2013. This sensitivity does not represent the income statement impact that would be expected from a movement in foreign currency exchange rates over the course of a period of time.
If the US$ had gained/(lost) 5% against all currencies significant to the Group, the impact would have been:

	Closing exchange rate	Effect on net earnings of a 5% change	Effect on equity of a 5% change
Local currency to the US$	June 30, 2013	Year ended June 30, 2013	Year ended June 30, 2013
US$ : VND	21,035	(786,099)	(786,099)
US$ : CAD	1.0526	(921,445)	(921,445)
Total		(1,707,544)	(1,707,544)

	Closing exchange rate	Effect on net earnings of a 5% change	Effect on equity of a 5% change
Local currency to the US$	June 30, 2012	Six-month period ended June 30, 2012	Six-month period ended June 30, 2012
US$ : VND	20,829	(330,198)	(330,198)
US$ : CAD	1.0251	(1,036,680)	(1,036,680)
Total		(1,366,878)	(1,366,878)
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
Interest Rate Risk
As at June 30, 2013, the Company holds gold-linked notes and convertible note liabilities which attract interest at fixed rates of 8% and 9% (refer to Note 18). There is no risk of the interest rate increasing for these gold-linked and convertible notes as the rates are fixed.

Page 95 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

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
The derivative financial instruments are not traded in active markets. All derivatives entered into by the Group are included in Level 2 of the fair value hierarchy whereby the fair value is estimated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e as prices) or indirectly (i.e. as derived from prices). The fair value of conversion option, gold price participation option and gold price movement derivative were valued using appropriate valuation models based on observable market data inputs (Level 2).
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
As at June 30, 2013, the Company had loans and borrowings including convertible notes and secured loans totaling US$38,783,449 (June 30, 2012: US$36,416,001); and a cash balance of US$4,062,045 (June 30, 2012: US$3,397,728).
Total managed capital as at June 30, 2013 was US$124,091,133 (June 30, 2012: US$106,506,069). The Company has no obligation to pay dividends on share capital.

US$	Jun 30, 2013	Jun 30, 2012
Current
Interest-bearing loans and borrowings	6,981,965	11,474,321
Convertible notes	5,353,217	621,092
Trade and other payables	27,429,290	15,196,243
Derivative financial liabilities	—	3,280,000
Non-Current
Interest-bearing loans and borrowings	16,645,179	—
Convertible notes	9,803,088	24,320,588
Derivative financial liabilities	882,850	6,063,607
Less
Cash	4,062,045	3,397,728
Trade and other receivables	1,975,955	1,614,115

Net Debt	61,057,589	55,944,008
Equity	63,033,544	50,562,061
Capital and Net Debt	124,091,133	106,506,069

Page 96 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

25. Income Taxes
The significant components of income tax expense for the year ended June 30, 2013, the six months ended June 30, 2012 and the year ended December 31, 2011 were:

US$,000	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Current Tax
Based on taxable income for the current year	900	564	3,810
Withholding tax on interest	1,385	141	124
Total current taxation charge for the year	2,285	705	3,934

Deferred Tax
Origination and reversal of temporary differences	(589)	694	213
Total deferred tax charge for the year	(589)	694	213

Total tax expense	1,696	1,399	4,147
A reconciliation between tax expense and the product of accounting profit multiplied by Besra’s domestic tax rate for the year ended June 30, 2013, for the six months ended June 30, 2012 and the year ended December 31, 2011 were as follows:

US$,000	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Income/(loss) before income tax	(23,606)	(16,928)	5,825
Expected tax charge at the weighted average statutory income tax rate 28%	(8,017)	(2,735)	2,958
Non-deductible/(assessable) items	1,790	756	(384)
Benefit of current year loss not recognized	6,521	3,149	1,459
Withholding taxes	1,385	141	—
Foreign exchange adjustments	—	—	(65)
Deferred tax on foreign exchange related to non-monetary assets	17	88	213
Tax expense at an effective income tax rate	1,696	1,399	4,181
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
Recognition of Deferred Tax Assets
Deferred tax assets for the carry-forward of unused tax losses and unused tax credits are only recognized to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized. No deferred tax assets were recognized during the year ended June 30, 2013.
Unrecognized Tax Losses/Unrecognized Deductible Temporary Differences
The Group has unrecognized deferred tax assets in relation to tax losses that are available to carry forward against future taxable income of the companies in which the losses arose. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in entities for which it is not probable that there will be taxable profits in the future. The tax losses for Canada are US$49,534,000 which will expire between ten to twenty years after the tax incurred. The tax losses for Vietnam are US$13,381,000 which will expire between three to five years after the tax incurred.

Page 97 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

The following tax benefits related to deductible temporary differences have not been recognized:

US$,000	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011
Non-capital loss	62,916	66,831	42,021
Net capital losses	2,633	1,681	1,267
Share issuance costs	2,405	1,629	1,936
Derivative liability	441	4,672	6,982
Property, Plant & Equipment	91	—	119
Mineral Properties	12,891	2,430	5,310
Reserves and Other	2,314	—	—
Total	83,691	77,243	57,635
Deferred Tax
The deferred tax assets/(liabilities) included on the face of the consolidated statement of financial position are as follows:

	Deferred tax balance at			Deferred Tax Expense
US$,000	Jun 30, 2013	Jun 30, 2012	Dec 31, 2011	Year ended Jun 30, 2013	Six months ended Jun 30, 2012	Year ended Dec 31, 2011
Deferred tax assets
Mineral Properties	—	260	—	260	(260)	254
Property, Plant & Equipment	—	—	121	—	121	(121)
Non Capital Losses	—	15	—	15	(15)	—
	—	275	121	275	(154)	133
Deferred tax liabilities
Mineral Properties	(6,717)	(7,503)	(6,695)	(864)	848	334
Property, Plant & Equipment	—	—	—	—	—	(254)
	(6,717)	(7,503)	(6,695)	(864)	848	80

Net Deferred Tax	(6,717)	(7,228)	(6,574)	(589)	694	213
Deferred tax assets and liabilities denominated in foreign currencies are retranslated at year-end exchange rates.

26. Cash and Cash Equivalents

US$ As at	Jun 30, 2013	Jun 30, 2012
Cash at banks and on hand	3,787,538	3,397,728
Short-term deposits	274,507	—
Total	4,062,045	3,397,728

27. Prior Period Reclassifications
Prior period reclassifications adjustments have been reflected in these financial statements to ensure a consistent accounting approach is taken for all years reported:

For the 6 months ended June 30, 2012 (US$)	Previously reported	Movement	Adjusted
Cost of sales	15,464,162	(635,722)	14,828,440
Environmental fees	—	1,203,057	1,203,057
Corporate and administrative expenses	4,376,195	(632,543)	3,743,652
Other income/(loss)	(65,208)	65,208	—
Total	19,775,149	—	19,775,149

For the year ended December 31, 2011 (US$)	Previously reported	Movement	Adjusted
Cost of sales	20,906,884	2,000,082	22,906,966
Corporate and administrative expenses	10,947,423	(2,027,836)	8,919,587
Other income/(loss)	(27,754)	27,754	—
Total	31,826,553	—	31,826,553
Environmental fees introduced early 2012 have been reclassified from cost of goods sold to a separate line to reflect the current year presentation. Also certain Vietnamese operating costs have been reclassified to cost of goods sold for consistency with the current year presentation.

Page 98 ● Notes to the Consolidated Financial Statements    Besra Gold Inc. (formerly Olympus Pacific Minerals Inc.) ● Annual Report 2013

Board of Directors and Senior Officers

Board of Directors
David A. Seton	Kevin M. Tomlinson	Leslie G. Robinson	N. Jon Morda
Executive Chairman	Deputy Chairman and Lead Independent Director	Independent Director	Independent Director

Senior Officers
David A. Seton	John A.G. Seton	S. Jane Bell
Executive Chairman	Chief Executive Officer	Chief Financial Officer

Darin M. Lee	Paul F. Seton	Jeffrey D. Klam
Chief Operating Officer	Chief Commercial Officer	General Counsel and Corporate Secretary

Corporate Information

Corporate Office	Transfer Agent TSX	Auditors
Besra Gold Inc. Suite 500, 10 King Street East Toronto, Ontario Canada M5C 1C3	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario Canada M5J 2Y1	Ernst & Young LLP 222 Bay Street, P.O. Box 251 Toronto, Ontario Canada M5K 1K7
Telephone: 416 572 2525 Toll-Free: 888 902 5522 Facsimile: 416 572 4202 info@besra.com www.besra.com	Toll-Free: 800 564 6253 (North America) Toll-Free: 514 982 7555 (International) service@computershare.com www.computershare.com	Telephone: 416 864 1234 Facsimile: 416 864 1174

Stock Exchange Listings	Transfer Agent ASX
Toronto Stock Exchange: BEZ Australian Securities Exchange: BEZ OTCQX: BSRAF	Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford Victoria 3067, Australia
Telephone: 61 3 9415 5000 Fax: 61 3 9473 2570 Investor enquiries: 1300 850 505 www.computershare.com
Inquiries relating to shareholdings should be directed to the Transfer Agent